Brent D. Fassett T: +1 720 566 4025 fassettbd@cooley.com	Exhibit 99.1

May 23, 2012

CONFIDENTIAL SUBMISSION

VIA EMAIL TO CFDRAFT.SUBMISSION@SEC.GOV

Confidential Submission
Draft Registration Statement	Pursuant to Title I, Section 106 under the
U.S. Securities and Exchange Commission	Jumpstart Our Business Startups Act
100 F. Street, NE	and Section 24(b)(2) of the
Washington, DC 20549	Securities Exchange Act of 1934

RE: Draft Registration Statement for GlobeImmune, Inc.

Ladies and Gentlemen:

On behalf of our client GlobeImmune, Inc., a Delaware corporation (the “Company”), we hereby confidentially submit a Registration Statement on Form S-1 (the “Registration Statement”) of the Company pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “Jobs Act”) and Section 24(b)(2) of the Securities Exchange Act of 1934, as amended, for non-public review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement. A copy of the Registration Statement and the exhibits thereto are included as separate attachments herewith.

Pursuant to Title I, Section 101 of the Jobs Act, the Company is an emerging growth company that had total annual gross revenues of less than $1.0 billion during its most recently completed fiscal year ended December 31, 2011. Therefore, the Company is permitted to make this confidential submission of the Registration Statement for review by the Staff, provided that the Registration Statement and all amendments thereto shall be publicly filed with the Commission not later than 21 days before the date on which the Company conducts a road show, as such term is defined in Title 17, Section 230.433(h)(4) of the Code of Federal Regulations. In addition, as an emerging growth company, the Company has availed itself of the exemption from disclosing certain executive compensation information pursuant to Title I, Section 102 of the Jobs Act.

Please direct all notices and communications with respect to this confidential submission to secmail@globeimmune.com or to the following:

Timothy C. Rodell, M.D.

Chief Executive Officer and President

GlobeImmune, Inc.

1450 Infinite Drive

Louisville, CO 80027

Telephone: (303) 625-2700

Facsimile: (303) 625-2710

Email: tcrodell@globeimmune.com

380 INTERLOCKEN CRESCENT, SUITE 900, BROOMFIELD, CO 80021-8023 T: (720) 566-4000 F: (720) 566-4099 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

May 23, 2012

Page Two

With a copy to:	Brent D. Fassett, Esq. Francis R. Wheeler, Esq. Matthew P. Dubofsky, Esq. Cooley LLP 380 Interlocken Crescent, Suite 900 Broomfield, CO 80021 Telephone: (720) 566-4000 Facsimile: (720) 566-4099
	Email:	bfassett@cooley.com fwheeler@cooley.com mdubofsky@cooley.com

Please confirm receipt of this confidential submission via secure email to secmail@globeimmune.com.

If you have any questions with respect to this confidential submission, please call me at (720) 566-4025 or Matthew Dubofsky at (720) 566-4244.

Very Truly Yours,

Cooley LLP

/s/ Brent D. Fassett

Brent D. Fassett

Enclosures

cc:	Timothy Rodell, Chief Executive Officer and President, GlobeImmune, Inc.

Francis Wheeler, Esq., Cooley LLP

Matthew Dubofsky, Esq., Cooley LLP

Mitchell Bloom, Esq., Goodwin Procter LLP

Michael Maline, Esq., Goodwin Procter LLP

Bradley Weber, Esq., Goodwin Procter LLP

380 INTERLOCKEN CRESCENT, SUITE 900, BROOMFIELD, CO 80021-8023 T: (720) 566-4000 F: (720) 566-4099 WWW.COOLEY.COM

As filed with the Securities and Exchange Commission on May 23, 2012

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

GlobeImmune, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	84-1353925 (I.R.S. Employer Identification Number)

1450 Infinite Drive

Louisville, CO 80027

(303) 625-2700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Timothy C. Rodell, M.D.

Chief Executive Officer and President

GlobeImmune, Inc.

1450 Infinite Drive

Louisville, CO 80027

(303) 625-2700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Brent D. Fassett Francis R. Wheeler Matthew P. Dubofsky Cooley LLP 380 Interlocken Crescent, Suite 900 Broomfield, Colorado 80021 Tel: (720) 566-4000 Fax: (720) 566-4099	Mitchell S. Bloom Michael D. Maline Bradley C. Weber Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, New York 10018 Tel: (212) 813-8800 Fax: (212) 355-3333

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 under the Securities Exchange Act of 1934, as amended. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒ (Do not check if a smaller reporting company)	Smaller Reporting Company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, $0.001 par value per share	$69,000,000	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act. Includes the offering price of additional shares that the underwriters have the option to purchase.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 23, 2012

PROSPECTUS

            Shares

Common Stock

This is an initial public offering of GlobeImmune, Inc. We are offering             shares of our common stock. We currently estimate that the initial public offering price of our common stock will be between $            and $            per share.

Prior to this offering there has been no public market for our common stock. We have filed an application for our common stock to be listed on The NASDAQ Global Market under the symbol “GBIM”.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our common stock involves risks. See “Risk Factors” beginning on page 10.

	Per Share	Total
Initial price to public	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to GlobeImmune, Inc.	$	$

We have granted the underwriters an option to purchase up to             additional shares of our common stock to cover over-allotments, if any, exercisable at any time until 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                     , 2012.

Wells Fargo Securities	Piper Jaffray

JMP Securities

Prospectus dated                     , 2012.

You should rely only on the information contained in this prospectus and any related free writing prospectus we may authorize to be delivered to you. We have not, and the underwriters have not, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither this prospectus nor any related free writing prospectus is an offer to sell, nor are they seeking an offer to buy, these securities in any jurisdiction where the offer or solicitation is not permitted. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus and the information in any free writing prospectus that we may provide you in connection with this offering is accurate only as of the date of that free writing prospectus, and information may have changed since those dates.

For investors outside the United States: neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside of the United States.

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PROSPECTUS SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary does not contain all of the information you should consider. Before investing in our common stock, you should read the entire prospectus carefully, including the “Risk Factors” beginning on page 10 and the financial statements and related notes beginning on page F-1. Unless the context indicates otherwise, as used in this prospectus, the terms “GlobeImmune”, “the Company”, “we”, “us” and “our” refer to GlobeImmune, Inc.

Overview

We are a biopharmaceutical company focused on developing therapeutic products for cancer and infectious diseases based on our proprietary Tarmogen® platform. Tarmogens activate the immune system by stimulating cellular immunity, known as T cell immunity, in contrast to traditional vaccines, which predominately stimulate antibody production. We have four Tarmogen product candidates in five ongoing clinical trials. Our lead cancer product candidate, GI-4000, is being evaluated in combination with gemcitabine in a fully-enrolled, placebo-controlled Phase 2b trial in resected pancreas cancer. Our lead infectious disease product candidate, GI-5005, has completed a randomized, active-control Phase 2b trial in chronic hepatitis C virus, or HCV, infection. Collaborations with biopharmaceutical companies and research institutions have allowed us to advance the development of our Tarmogen product candidates while managing our own investment in these product candidates. We have two strategic collaborations, one with Celgene Corporation for all oncology product candidates and one with Gilead Sciences, Inc. for chronic hepatitis B virus, or HBV, infection.

Our Tarmogen platform technology has characteristics that we believe will enable us, in collaboration with our strategic collaborators and independently, to develop and commercialize a portfolio of Tarmogen products. Highlights of our Tarmogen technology include:

•

Tarmogens activate the cellular immune response: Each Tarmogen consists of intact, heat-inactivated yeast containing the target protein. The cellular immune system has evolved to protect against yeast and fungal infections, among other threats. As a result, we believe our data demonstrate that immunization with a Tarmogen primarily results in cellular immune responses against the target protein and reduction in the number of abnormal cells containing the same target protein.

•

Broad applicability: We have evaluated Tarmogens in both oncology and infectious diseases in randomized, controlled Phase 2 clinical trials. We have successfully created Tarmogens to express over 100 different proteins. In eight Phase 1 and 2 clinical trials, we have treated more than 300 patients, including some who have received monthly dosing for over four years, with a tolerability profile that we believe will allow the Tarmogens to be added to other therapeutic regimens without leading to additional toxicity.

•	Proven preclinical development capability: We have advanced seven Tarmogens from concept into human clinical trials in approximately 6 to 18 months.

•

Efficient manufacturing: We manufacture Tarmogens through a process that yields a stable, off-the-shelf product that is disease- or protein-specific. We believe that the productivity of our manufacturing process compares favorably to the productivity reported by other biotechnology companies for their manufacturing processes. We have an approximately 22,000 square foot manufacturing facility that we believe has the capacity and equipment for commercial-scale production of Tarmogens.

Tarmogens target the molecular profile that distinguishes a diseased cell from a normal cell. We have designed Tarmogens to target specific antigens that play a role in oncology and infectious diseases that represent unmet medical needs.

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•

GI-4000 targets cancers with Ras mutations. We estimate that Ras mutations are found in approximately 180,000 new cancer cases each year in the United States across a spectrum of tumor types, including pancreas, non-small cell lung cancer, or NSCLC, colorectal, endometrial and ovarian cancers, as well as melanoma and multiple myeloma. Studies have shown that tumors with Ras mutations are generally less responsive than tumors with normal Ras to conventional chemotherapy as well as approved targeted agents. However, there are no approved products that are specifically directed towards Ras mutations. We are conducting a Phase 2b clinical trial for GI-4000 in resected pancreas cancer patients in collaboration with Celgene. We are also evaluating GI-4000 in two investigator-sponsored Phase 2a clinical trials in NSCLC and colorectal cancer.

•

GI-6207 targets carcinoembryonic antigen, or CEA, a protein that is over-expressed in a large number of epithelial cancers, which we estimate represent approximately 500,000 new cancer cases in the United States each year. The National Cancer Institute, or NCI, has completed a Phase 1 clinical trial of GI-6207.

•

GI-6301 targets cancers expressing the brachyury protein, which plays a role in metastatic progression of certain cancers. The NCI is currently conducting a dose escalation Phase 1 trial of GI-6301 in patients with advanced cancer.

•

GI-5005 contains a fusion of two hepatitis C proteins, NS3 and Core, which are highly conserved across HCV genotypes and are recognized by T cells. The World Health Organization estimates that up to 170 million people globally are infected with HCV, with three to four million new infections each year. We believe that GI-5005 is the first therapeutic vaccine to demonstrate a clinically meaningful outcome in patients with a chronic infectious disease. We are evaluating the potential role of GI-5005 in difficult-to-treat chronic HCV patients.

•

GI-13000 is our series of Tarmogens being evaluated for the treatment of chronic HBV infection. HBV is the most common liver infection and the major cause of liver cancer worldwide. Globally, 350 million people have chronic HBV infection. While approved anti-viral drugs can suppress the virus, they rarely result in cures and must be taken indefinitely. Our development strategy will be to combine GI-13000 with Gilead’s Viread, an approved antiviral drug, to determine if the combination can reduce or eliminate HBV infection.

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The following tables summarize the status of our pipeline:

ONCOLOGY PRODUCT CANDIDATES
Product Candidate	Indication	Target	Stage of Development	Worldwide Commercial Rights

GI-4000	Resected pancreas cancer	Mutated Ras	Phase 2b	Celgene Option

GI-4000	Non-small cell lung cancer	Mutated Ras	Phase 2a	Celgene Option

GI-4000	Colorectal cancer	Mutated Ras	Phase 2a	Celgene Option

GI-6207	Medullary thyroid cancer	Carcinoembryonic Antigen	Phase 1 complete	Celgene Option

GI-6301	Multiple solid tumors	Brachyury	Phase 1	Celgene Option

INFECTIOUS DISEASE PRODUCT CANDIDATES
Product Candidate	Indication	Target	Stage of Development	Worldwide Commercial Rights

GI-5005	Chronic hepatitis C infection	NS3 / Core	Phase 2b	GlobeImmune

GI-13000	Chronic hepatitis B infection	HBV antigens	Preclinical	Gilead

We have generated clinical data in two randomized, controlled clinical trials with Tarmogen product candidates.

GI-4000-02 is a fully-enrolled, Phase 2b randomized double-blind, active-control multi-center study of 176 subjects with resected pancreas cancer. Thirty-nine of these subjects had microscopic residual disease after surgery, or R1 subjects, and were randomized separately from the subjects with no microscopic residual disease after surgery, or R0 subjects. Of the 39 R1 subjects, the 19 who were assigned to the GI-4000 plus gemcitabine group had a 2.7 month advantage in median overall survival compared to the 20 R1 subjects assigned to the placebo plus gemcitabine group (17.7 vs. 15.0 months). Further, in the 15 R1 subjects in the GI-4000 plus gemcitabine group who we were able to test for an immune response, seven were identified as immune responders to mutated Ras and had a 5.1 month advantage in median survival compared to the 20 R1 subjects in the placebo plus gemcitabine group (20.1 vs. 15.0 months). Of the 12 placebo-treated subjects who we were able to test for an immune response, only 1 of 12 was identified as having an immune response to mutated Ras. The study is also designed to assess GI-4000 in R0 subjects. We continue to monitor the recurrence and mortality events in the 137 R0 subjects, and plan to conduct a complete unblinded analysis in the R0 subgroup when sufficient deaths have occurred to allow us to make meaningful conclusions.

In HCV, we have conducted a randomized, active-control 140-patient Phase 2b clinical trial with GI-5005 plus pegylated-interferon and ribavirin, or pegIFN/ribavirin, in patients with genotype 1 HCV, the most common type of HCV in the United States. In 96 subjects who had not previously been treated, GI-5005 demonstrated a 21% relative advantage in sustained virologic response at 24 weeks following completion of therapy, or SVR24, which is generally considered a cure; 58% of subjects who received GI-5005 plus pegIFN/ribavirin compared to 48% of subjects who received pegIFN/ribavirin alone. The trial also demonstrated a three-fold advantage in

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SVR24 in 37 subjects who previously had received, but not responded to, interferon plus ribavirin therapy; 17% for subjects who received GI-5005 plus pegIFN/ribavirin compared to 5% for subjects who only received pegIFN/ribavirin. GI-5005 was generally well tolerated in this study. We believe that the GI-5005 HCV data demonstrate the potential value of the Tarmogen platform for other chronic infectious diseases.

In May 2009, we entered into a worldwide strategic collaboration with Celgene focused on the discovery, development and commercialization of product candidates for the treatment of cancer and we received an initial $30 million fee. Celgene also made a $10 million equity investment. We are responsible for initial development of product candidates. Celgene has the option to license each product candidate at specific development milestones and continue to either fund our development or assume development responsibility. If certain development and regulatory milestones are achieved, we would be eligible to receive up to $441 million in milestone payments, and if products are commercialized, up to an additional $60 million of milestone payments plus tiered royalties based on net sales of each licensed product candidate.

In October 2011, we entered into a worldwide strategic collaboration with Gilead to develop GI-13000 product candidates for chronic HBV infection under which we received a $10 million upfront payment and Gilead also agreed to fund a Phase 1a clinical trial of GI-13000. Gilead is responsible for all clinical development beyond the Phase 1a clinical trial. We are eligible to receive additional proceeds of up to $135 million in development and regulatory milestones, and if products are commercialized, tiered royalties and up to $40 million of sales milestone payments based on net sales of the licensed product candidates.

Our Strategy

Our strategy is to develop and commercialize Tarmogens targeting diseases representing significant unmet medical needs while leveraging our collaborations to manage our expenses. The key components of our strategy include advancing the clinical development of GI-4000 and our other oncology Tarmogens in collaboration with Celgene and the NCI, and progressing our Tarmogens targeting infectious diseases, including our HBV collaboration with Gilead, while retaining certain development and commercialization rights to proprietary product candidates.

Our executive management team has more than 60 years of combined drug development and regulatory experience. We seek to manage our expenses by limiting corporate overhead and outsourcing appropriate functions. We intend to continue to use corporate and research collaborations to advance the development of many of our product candidates. In addition, we plan to advance at least one of our preclinical infectious disease product candidates through a Phase 2 clinical trial with a portion of the proceeds from this offering while maintaining cash resources sufficient to allow us to fund our operations through                         .

Investment Highlights

•	Our Tarmogen technology is a differentiated product development platform with applicability to a range of diseases.

•	We have achieved clinical proof-of-concept for our lead oncology and infectious disease product candidates.

•	Tarmogens enable personalized molecular targeting of large patient populations in cancer and infectious diseases.

•	We have entered into strategic collaborations with Celgene and Gilead.

•	We have established low-cost manufacturing capabilities for our Tarmogen product candidates.

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Our Risks

Our business and our future results of operations and financial condition are subject to a number of risks and uncertainties. These risks and uncertainties could adversely affect our actual results and performance, as well as the successful implementation of our business strategy. These risks and uncertainties are discussed more fully in the “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” sections of this prospectus. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in deciding whether to invest in our common stock. Among these important risks and uncertainties that could adversely affect our results of operations and business condition are the following:

•

If we fail to successfully complete clinical trials, fail to obtain regulatory approval or fail to successfully commercialize our Tarmogen product candidates, our business would be harmed and the value of our securities would likely decline.

•	We have a history of net losses. We expect to continue to incur increasing net losses for the foreseeable future, and we may never achieve or maintain profitability.

•	We may face delays in completing our clinical trials, and we may not be able to complete them at all.

•	Results of earlier studies and clinical trials may not be predictive of future clinical trial results.

•

Our Tarmogen product candidates are based on a novel technology, which may raise development issues we may not be able to resolve, regulatory issues that could delay or prevent approval, or personnel issues that may keep us from being able to develop our product candidates.

•

If we are unable to successfully develop companion diagnostics for our therapeutic product candidates, or experience significant delays in doing so, we may not realize the full commercial potential of our therapeutics.

•	Competitive products for treatment of HCV may reduce or eliminate the commercial opportunity for GI-5005.

•

We expect to depend on existing and future collaborations with third parties for the development of some of our product candidates. If those collaborations are not successful, we may not be able to complete the development of these product candidates.

•	We will require substantial additional capital in the future. If additional capital is not available, we will have to delay, reduce or cease operations.

•

We have limited experience manufacturing our product candidates at commercial scale, and there can be no assurance that our product candidates can be manufactured in compliance with regulations at a cost or in quantities necessary to make them commercially viable. Our manufacturing facility has not been inspected by regulatory agencies and there can be no assurance that it will be acceptable for licensure by regulatory authorities or that we can contract or build acceptable facilities.

•	We rely on relationships with third-party contract manufacturers, which limits our ability to control the availability of, and manufacturing costs for, our product candidates.

•	If we are unable to protect our proprietary rights or to defend against infringement claims, we may not be able to compete effectively or operate profitably.

•	Other factors identified elsewhere in this prospectus, including those set forth under “Risk Factors”.

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Corporate Information

We were incorporated as Ceres Pharmaceuticals, Ltd. in Colorado on February 10, 1995. We changed our name to GlobeImmune, Inc. on May 26, 2001, and reincorporated in Delaware on June 5, 2002. Our principal executive offices are located at 1450 Infinite Drive, Louisville, CO 80027, and our telephone number is (303) 625-2700. Our website address is www.globeimmune.com. Our website and the information contained on, or that can be accessed through, our website will not be deemed to be incorporated by reference in, and are not considered part of, this prospectus. You should not rely on our website or any such information in making your decision whether to purchase our common stock.

GlobeImmune®, Tarmogen®, Targeted Molecular Immunotherapy® and the GlobeImmune logo are our registered trademarks. This prospectus also includes references to trademarks and tradenames for other entities, and those trademarks and tradenames are the property of their respective owners. Except as set forth above and solely for convenience, the trademarks and tradenames in this prospectus are referred to without the ® and TM symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

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The Offering

Common stock offered	shares ( shares if the underwriters’ over-allotment option is exercised in full)

Common stock to be outstanding after this offering	shares ( shares if the underwriters’ over-allotment option is exercised in full)

Use of proceeds	We intend to use the net proceeds from this offering to advance one or more of our preclinical infectious disease product candidates through a Phase 2 clinical trial; to prepare our manufacturing facility and process for commercial-scale manufacturing; to support manufacturing for our clinical trials; and for working capital and other general corporate purposes. See the section entitled “Use of Proceeds”.

Risk factors	You should read the “Risk Factors” section of this prospectus beginning on page 10 for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Proposed NASDAQ Global Market symbol	GBIM

The number of shares of common stock to be outstanding after this offering is based on 89,296,879 shares of common stock outstanding as of April 30, 2012, after giving effect to the conversion of all of our outstanding preferred stock into shares of common stock upon completion of this offering, and excludes:

•	12,168,449 shares of common stock issuable upon the exercise of outstanding options under our 2002 stock incentive plan, at a weighted average exercise price of $0.25 per share;

•

3,469,512 shares of common stock issuable upon the exercise of outstanding warrants to purchase preferred stock, which will convert into warrants to purchase common stock upon completion of this offering, at a weighted average exercise price of $1.42 per share;

•

59,796 shares of common stock issuable upon the exercise of an outstanding warrant to purchase common stock at an exercise price of $0.15 per share, which warrant expires upon completion of this offering;

•

            shares of common stock reserved for future issuance under our 2012 equity incentive plan, plus annual increases in the number of shares of common stock reserved for future issuance pursuant to the “evergreen provision” of such plan, as more fully described in “Executive and Director Compensation—Employee Benefit Plans—2012 Equity Incentive Plan”; and

•

            shares of common stock reserved for future issuance under our 2012 employee stock purchase plan, plus annual increases in the number of shares of common stock reserved for future issuance pursuant to the “evergreen provision” of such plan, as more fully described in “Executive and Director Compensation—Employee Benefit Plans—2012 Employee Stock Purchase Plan”.

Unless otherwise indicated, the information in this prospectus assumes:

•	the conversion of all our outstanding shares of preferred stock into an aggregate of 86,538,194 shares of common stock automatically upon the completion of this offering;

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws effective upon completion of this offering; and

•	no exercise of the underwriters’ over-allotment option to purchase additional shares.

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Summary Financial Data

The following tables summarize certain of our financial data. The summary statement of operations data for the years ended December 31, 2009, 2010 and 2011 are derived from our audited financial statements included elsewhere in this prospectus. The summary statement of operations data for the three months ended March 31, 2011 and 2012 and the balance sheet data as of March 31, 2012 are derived from our unaudited interim financial statements included elsewhere in this prospectus. The unaudited interim financial information has been prepared on a basis consistent with our audited financial statements included elsewhere in this prospectus and includes all adjustments, consisting only of normal recurring adjustments, that, in the opinion of management, are necessary for a fair presentation of such financial information. Our historical results are not necessarily indicative of our future results and our interim results are not necessarily indicative of results to be expected for the full year. The summary financial data set forth below should be read together with our financial statements and related notes, “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The pro forma net loss attributable to common stockholders per share and pro forma weighted average common shares outstanding assume the conversion of all our outstanding preferred stock into an aggregate of 86,538,194 shares of common stock as of December 31, 2011 and March 31, 2012. The pro forma balance sheet data as of March 31, 2012 gives effect to such conversion as well as the reclassification of our preferred stock warrant liability to additional paid-in capital, which will occur upon completion of this offering. The pro forma as adjusted balance sheet data as of March 31, 2012 gives further effect to our receipt of the estimated net proceeds from the sale of shares of common stock by us in this offering at an assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
				(unaudited)
	(in thousands, except shares and per share data)
Statement of Operations Data:
Revenue	$2,542	4,068	5,108	1,017	2,647
Operating expenses:
Research and development	16,016	14,130	12,063	3,277	3,131
General and administrative	5,048	4,362	4,686	992	919
Depreciation and amortization	1,853	1,331	952	253	230

Total operating expenses	22,917	19,823	17,701	4,522	4,280

Loss from operations	(20,375)	(15,755)	(12,593)	(3,505)	(1,633)
Other income (expense)	(1,453)	959	(1,132)	321	(618)
Interest expense	(312)	—	—	—	—
Interest income	3	4	—	—	—

Net loss	(22,137)	(14,792)	(13,725)	(3,184)	(2,251)
Preferred stock dividends and accretion of offering costs to redemption value	(8,405)	(10,564)	(11,316)	(2,829)	(3,026)

Net loss applicable to common stockholders	$(30,542)	(25,356)	(25,041)	(6,013)	(5,277)

Basic and diluted net loss attributable to common stockholders per share(1)
Historical	$(11.60)	(9.43)	(9.08)	(2.22)	(1.91)

Pro Forma			$(0.14)		(0.02)

Weighted-average common shares outstanding(1)
Historical	2,632,265	2,690,025	2,758,332	2,713,669	2,758,685

Pro Forma			89,296,526		89,296,879

(1)	See Note 3 to our financial statements appearing elsewhere in this prospectus for an explanation of the method used to calculate the historical and pro forma net loss attributable to common stockholders per share and the number of common shares used in the computation of historical and pro forma per share amounts.

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	As of March 31, 2012
		(Unaudited)
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$10,703	10,703
Working capital	(839)	(839)
Total assets	13,140	13,140
Total liabilities	35,086	29,163
Redeemable convertible preferred stock	165,663	—
Accumulated deficit	(187,612)	(187,612)
Total stockholders’ deficit	(187,609)	(16,023)

(1)	The unaudited pro forma balance sheet as of March 31, 2012 reflects the automatic conversion of all outstanding shares of preferred stock as of that date into 86,538,194 shares of common stock and the reclassification of the preferred stock warrant liability of $5,922,163 to additional paid-in capital, which will occur upon completion of this offering. The preferred stock converts to common stock on an assumed one-for-one basis for all series of preferred stock.
(2)	The pro forma as adjusted balance sheet data as of March 31, 2012 gives further effect to our receipt of the estimated net proceeds from the sale of shares of common stock by us in this offering at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

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RISK FACTORS

Investing in our common stock involves a high degree of risk. In evaluating our business, investors should carefully consider the following risk factors. These risk factors contain, in addition to historical information, forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below. The order in which the following risks are presented is not intended to reflect the magnitude of the risks described. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition, results of operations and prospects. In that case, the trading price of our common stock could decline, and you may lose part or all of your investment.

Business Risks

Risks Relating to Clinical Development and Commercialization of Our Product Candidates

If we fail to successfully complete clinical trials, fail to obtain regulatory approval or fail to successfully commercialize our Tarmogen product candidates, our business would be harmed and the value of our securities would likely decline.

We must be evaluated in light of the uncertainties and complexities affecting a pre-commercial biopharmaceutical company. We have not completed clinical development for any of our product candidates. Our lead oncology Tarmogen product candidate is GI-4000, which is in Phase 2b clinical testing. Regulatory agencies, including the U.S. Food and Drug Administration, or FDA, must approve GI-4000 and any of our other product candidates before they can be marketed or sold. Our ability to obtain regulatory approval of GI-4000 and our other product candidates depends on, among other things, completion of additional clinical trials, whether our clinical trials demonstrate statistically significant efficacy with safety issues that do not potentially outweigh the therapeutic benefit of the product candidates, and whether the regulatory agencies agree that the data from our future clinical trials are sufficient to support approval for any of our product candidates. The final results of our current and future clinical trials may not meet FDA or other regulatory agencies’ requirements to approve a product candidate for marketing, and the regulatory agencies may otherwise determine that our manufacturing processes or facilities are insufficient to support approval. We may need to conduct more clinical trials than we currently anticipate. Even if we do receive FDA or other regulatory agency approval, we or our collaborators may not be successful in commercializing approved product candidates. If any of these events occur, our business could be materially harmed and the value of our common stock would likely decline.

We may face delays in completing our clinical trials, and we may not be able to complete them at all.

We have not completed the clinical trials necessary to support an application for approval to market any of our product candidates. Our current and future clinical trials may be delayed, unsuccessful, or terminated as a result of many factors, including:

•	delays in designing an appropriate clinical trial protocol and reaching agreement on trial design with investigators and regulatory authorities;

•	delays or failure in reaching agreement on acceptable clinical trial contracts or clinical trial protocols with prospective sites;

•	governmental or regulatory delays, failure to obtain regulatory approval or changes in regulatory requirements, policy or guidelines;

•	adding new clinical trial sites;

•

reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

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•	the actual performance of CROs and clinical trial sites in ensuring the proper and timely conduct of our clinical trials;

•	developing and validating companion diagnostics on a timely basis;

•	manufacturing sufficient quantities of product candidates for use in clinical trials; and

•	delays in achieving study endpoints and completing data analysis for a trial.

In addition to these factors, our trials may be delayed, unsuccessful or terminated because:

•	regulators or institutional review boards, or IRBs, may not authorize us to commence a clinical trial;

•	regulators or IRBs may suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or concerns about patient safety;

•	we may suspend or terminate our clinical trials if we believe that they expose the participating patients to unacceptable health risks;

•

patients may not complete clinical trials due to safety issues, side effects, such as injection site discomfort, a belief that they are receiving placebo instead of our product candidates, or other reasons;

•	patients with serious diseases included in our clinical trials may die or suffer other adverse medical events for reasons that may not be related to our product candidates;

•	in those trials where our product candidate is being tested in combination with one or more other therapies, deaths may occur that may be attributable to the other therapies;

•	we may have difficulty in maintaining contact with patients after treatment, preventing us from collecting the data required by our study protocol;

•	product candidates may demonstrate a lack of efficacy during clinical trials; and

•	personnel conducting clinical trials may fail to properly administer our product candidates.

We could encounter delays if our clinical trials are suspended or terminated by us, by IRBs of the institutions in which such trials are being conducted, by the Data Safety Monitoring Boards for such trials or by the FDA or other regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including inspection of the clinical trial operations or trial site resulting in the imposition of a clinical hold, changes in governmental regulations or administrative actions, or lack of adequate funding to continue the clinical trial.

In addition, we rely on academic institutions, physician practices and CROs to conduct, supervise or monitor some or all aspects of clinical trials involving our product candidates. For example, the clinical trial of GI-4000-03 for non-small cell lung cancer, or NSCLC, at Memorial Sloan Kettering Cancer Center, or MSKCC, and the GI-4000-05 trial for metastatic, or Stage IV, colorectal cancer with Ras mutations at the Lombardi Cancer Center at Georgetown University are investigator-initiated trials. We have less control over the timing and other aspects of these clinical trials than if we conducted the monitoring and supervision entirely on our own. Third parties may not perform their responsibilities for our clinical trials on our anticipated schedule or consistent with a clinical trial protocol or applicable regulations. We also may rely on CROs to perform our data management and analysis. They may not provide these services as required or in a timely or compliant manner, and we may be held legally responsible for any or all of their performance failures or inadequacies.

Moreover, our development costs will increase because we will be required to complete additional or larger clinical trials for our Tarmogen product candidates prior to FDA or other regulatory approval. If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed or eliminated. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process, and jeopardize our

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ability to commence product sales and generate revenues. Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

If we encounter difficulties enrolling patients in our clinical trials, our clinical trials could be delayed or otherwise adversely affected.

Clinical trials for our product candidates require us to identify and enroll a large number of patients with the disease under investigation. We may not be able to enroll a sufficient number of patients, or those with required or desired characteristics, in a timely manner. Patient enrollment is affected by factors including:

•	severity of the disease under investigation;

•	design of the trial protocol;

•	the size and nature of the patient population;

•	eligibility criteria for the study in question;

•	lack of a sufficient number of patients who meet the enrollment criteria for our clinical trials;

•	delays required to characterize tumor types to allow us to select the proper product candidate, which may lead patients to seek to enroll in other clinical trials or seek alternative treatments;

•	perceived risks and benefits of the product candidate under study;

•	availability of competing therapies and clinical trials;

•	efforts to facilitate timely enrollment in clinical trials;

•	scheduling conflicts with participating clinicians;

•	patient referral practices of physicians;

•	the ability to monitor patients adequately during and after treatment; and

•	proximity and availability of clinical trial sites for prospective patients.

In particular, the availability of newly-approved and other investigational drugs for the hepatitis C virus, or HCV, market may make it difficult to enroll clinical trials for our GI-5005 product candidate. We have experienced difficulties enrolling patients in our smaller clinical trials due to lack of referrals and may experience similar difficulties in the future. For example, the GI-4000-05 trial being conducted at the Lombardi Cancer Center at Georgetown University commenced enrollment in August 2010. Five patients have been enrolled as of April 30, 2012. This enrollment rate is slower than we had anticipated.

If we have difficulty enrolling a sufficient number or diversity of patients to conduct our clinical trials as planned, we may need to delay or terminate ongoing or planned clinical trials, either of which would have an adverse effect on our business.

Our Tarmogen product candidates are based on a novel technology, which may raise development issues we may not be able to resolve, regulatory issues that could delay or prevent approval, or personnel issues that may keep us from being able to develop our product candidates.

Our product candidates are based on our novel Tarmogen technology platform. There can be no assurance that development problems related to our novel technology will not arise in the future that cause significant delays or that we are not able to resolve.

Regulatory approval of novel product candidates such as ours can be more expensive and take longer than for other, more well-known or extensively studied pharmaceutical or biopharmaceutical product candidates due to our

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and regulatory agencies’ lack of experience with them. Only one therapeutic vaccine that stimulates the immune system to target diseased cells has been approved. The novelty of our platform may lengthen the regulatory review process, require us to conduct additional studies or clinical trials, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of our product candidates or lead to significant post-approval limitations or restrictions. For example, the FDA could require additional studies or characterization related to our use of heat-inactivated yeast that may be difficult or impossible to perform.

The novel nature of our product candidates also means that fewer people are trained in or experienced with product candidates of this type, which may make it difficult to find, hire and retain capable personnel, particularly for research, development, commercial and manufacturing positions. For example, study personnel may administer the wrong version of our product candidates or assign study therapy to the wrong treatment group, resulting in potential disqualification of subjects from data analysis. These factors could potentially cause a trial to fail for a reason unrelated to the efficacy of our product candidates. If we are unable to hire and retain the necessary personnel, the rate and success at which we can develop and commercialize product candidates will be limited. Any such events would increase our costs and could delay or prevent our ability to commercialize our product candidates, which could adversely impact our business, financial condition and results of operations.

If we are unable to successfully develop companion diagnostics for our therapeutic product candidates, or experience significant delays in doing so, we may not realize the full commercial potential of our product candidates.

An important component of our business strategy is to use molecular profiling of patients to target our Tarmogen product candidates to those patients we believe may be most likely to benefit from them, including profiling necessary to determine which version of our GI-4000 series should be given to a patient with Ras mutated cancer and identifying the IL28B genotype of HCV patients. There has been limited experience in our industry in prospective development of companion diagnostics required to perform the required molecular profiling. To be successful, we will need to address a number of scientific, technical and logistical challenges related to the use of companion diagnostics in the development and regulatory approval of our product candidates.

The FDA and similar regulatory authorities outside the United States regulate companion diagnostics. Companion diagnostics require separate or coordinated regulatory approval prior to commercialization. The regulatory pathway for co-development of therapeutics and companion diagnostics is uncertain. Changes to regulatory advice could delay our development programs or delay or prevent eventual marketing approval for our product candidates that may otherwise be approvable. For our lead oncology product candidate, GI-4000 we will, and for our most advanced infectious disease product candidate, GI-5005, we may, require an in vitro companion diagnostic that will help identify patients we believe may be likely to benefit from our product candidates.

In July 2011, the FDA issued draft guidance that stated that if safe and effective use of a therapeutic depends on an in vitro diagnostic, then the FDA generally will not approve the therapeutic unless the FDA approves or clears this “in vitro companion diagnostic device” at the same time that the FDA approves the therapeutic. The approval or clearance of the companion diagnostic would occur through the FDA’s Center for Devices and Radiological Health Office of In Vitro Diagnostic Device Evaluation and Safety. It is unclear whether the FDA will finalize this guidance in its current form, or when it will do so. Even if the FDA does finalize the guidance, it is difficult to predict how it will implement the guidance. For example, the draft guidance allows for flexibility by the FDA in the case of disease indications with serious unmet medical needs, but it is unclear how this discretion will be applied by the agency. Therefore, even with the issuance of the draft guidance, the FDA’s expectations for companion diagnostics remain unclear. The FDA’s evolving position on the topic of companion diagnostics could affect our clinical development programs that utilize companion diagnostics. In particular, the FDA may limit our ability to use retrospective data, otherwise disagree with our approaches to trial design, biomarker qualification, clinical and analytical validity, and clinical utility, or make us repeat aspects of a trial or initiate new trials.

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Assays that can be used as companion diagnostics for detecting Ras mutations and for identifying the IL28B genotype are commercially available, but they do not yet have regulatory approval for use as companion diagnostics. In future clinical trials, we may use commercially available companion diagnostics or we may co-develop companion diagnostics ourselves or with collaborators. We have limited experience in the development of diagnostics and may not be successful in developing necessary diagnostics to pair with those product candidates that require a companion diagnostic.

Given our limited experience in developing diagnostics, we expect to rely in part on third parties for their design and manufacture. If we, or any third parties that we engage to assist us, are unable to successfully develop companion diagnostics for our product candidates that require such diagnostics, or experience delays in doing so, the development of our product candidates may be adversely affected, our product candidates may not receive marketing approval and we may not realize the full commercial potential of any products that receive marketing approval. As a result, our business could be materially harmed.

Results of earlier studies and clinical trials may not be predictive of future trial results.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials of our product candidates may not be predictive of the design or results of later-stage clinical trials. The positive results generated to date in clinical trials for our Tarmogen product candidates do not ensure that later clinical trials will demonstrate similar results. For example, we have only evaluated the responses of 19 R1 subjects randomized to the GI-4000 plus gemcitabine group in our GI-4000-02 clinical trial compared to 20 R1 subjects randomized to the placebo plus gemcitabine group. The results we have observed in the GI-4000 group of R1 subjects may not be representative of the response in R0 subjects in GI-4000-02 or predictive of the outcome in future studies where significantly more subjects are required to be enrolled. While we have observed statistically significant improvements in the outcomes of some of our clinical trials, many of the improvements we have seen have not reached statistical significance. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. Early clinical trials frequently enroll patient populations that are different from the patient populations in later trials, resulting in different outcomes in later clinical trials from those in earlier stage clinical trials. In addition, adverse events may not occur in early clinical trials and only emerge in larger, late-stage clinical trials or after commercialization. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier clinical trials. If later stage clinical trials do not demonstrate efficacy and safety of our product candidates we will not be able to market them and our business will be materially harmed.

Regulatory authorities may not approve our product candidates even if they meet safety and efficacy endpoints in clinical trials.

We have discussions with and obtain guidance from regulatory authorities regarding certain aspects of our clinical development activities. These discussions are not binding commitments on the part of regulatory authorities. Under certain circumstances, regulatory authorities may revise or retract previous guidance during the course of our clinical activities or after the completion of our clinical trials. A regulatory authority may also disqualify a clinical trial in whole or in part from consideration in support of approval of a potential product for commercial sale or otherwise deny approval of that product. Prior to regulatory approval, a regulatory authority may elect to obtain advice from outside experts regarding scientific issues and/or marketing applications under a regulatory authority review. In the United States, these outside experts are convened through the FDA’s Advisory Committee process, which would report to the FDA and make recommendations that may differ from the views of the FDA. Should an Advisory Committee be convened, it would be expected to lengthen the time for obtaining regulatory approval, if such approval is obtained at all.

The FDA and foreign regulatory agencies may delay, limit or deny marketing approval for many reasons, including:

•	a product candidate may not be considered safe or effective;

•	our manufacturing processes or facilities may not meet the applicable requirements;

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•

changes in the agencies’ approval policies or adoption of new regulations may require additional work on our part, for example, the FDA may require us to submit a separate Biologics License Application, or BLA, for each product version of GI-4000;

•	different divisions of the FDA are reviewing different product candidates and those divisions may have different requirements for approval; and

•	changes in regulatory law, FDA or foreign regulatory agency organization, or personnel may result in different requirements for approval than anticipated.

Our product candidates may not be approved even if they achieve their endpoints in clinical trials. Regulatory agencies, including the FDA, or their advisors may disagree with our trial design and our interpretations of data from preclinical studies and clinical trials. Regulatory agencies also may approve a product candidate for fewer or more limited indications than requested or may grant approval subject to the performance of post-marketing studies. In addition, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidates.

Any delay in or failure to receive or maintain approval for any of our product candidates could prevent us from ever generating revenues or achieving profitability.

We may be required to suspend, repeat or terminate our clinical trials if they are not conducted in accordance with regulatory requirements, the results are negative or inconclusive, or the trials are not well designed.

Clinical trials must be conducted in accordance with FDA regulations governing clinical studies, or other applicable foreign government guidelines, and are subject to oversight by the FDA, other foreign governmental agencies and IRBs at the medical institutions where the clinical trials are conducted. In addition, clinical trials must be conducted with product candidates produced under current Good Manufacturing Practices, or cGMP, and may require large numbers of test subjects. Clinical trials may be suspended by the FDA, other foreign governmental agencies or us for various reasons, including:

•	deficiencies in the conduct of the clinical trials, including failure to conduct the clinical trial in accordance with regulatory requirements or clinical protocols;

•	deficiencies in the clinical trial operations or trial sites;

•	the product candidate may have unforeseen adverse side effects;

•	the time required to determine whether the product candidate is effective may be longer than expected;

•	deaths or other adverse events arising during a clinical trial due to medical problems that may not be related to clinical trial treatments;

•	the product candidate may not appear to be more effective than current therapies;

•	the quality or stability of the product candidate may fall below acceptable standards; and

•	insufficient quantities of the product candidate might be available to complete the trials.

In addition, changes in regulatory requirements and guidance may occur and we may need to amend clinical trial protocols to reflect these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs for reexamination, which may impact the costs, timing or successful completion of a clinical trial. Due to these and other factors, our Tarmogen product candidates could take a significantly longer time to gain regulatory approval than we expect or we may never gain approval for any product candidates, which could reduce or eliminate our revenue by delaying or terminating the commercialization of our Tarmogen product candidates.

Certain of our product candidates are being and will be studied in clinical trials conducted by the NCI, and in investigator-initiated clinical trials, the conduct of which we do not control.

Our GI-6207 and GI-6301 product candidates are being developed in collaboration with the National Cancer Institute, or NCI. In addition, there are two investigator-initiated clinical trials ongoing with our GI-4000 product

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candidate, a Phase 2a clinical trial in NSCLC at MSKCC and a Phase 2a clinical study in colorectal cancer at the Lombardi Cancer Center at Georgetown University. We also expect to continue to supply and otherwise support similar trials in the future. We do not control the protocols, administration or conduct of these trials and, as a result, we are subject to risks associated with the way these types of trials are conducted, in particular should any problems arise. These risks include difficulties or delays in communicating with investigators or administrators, procedural delays and other timing issues, and difficulties or differences in interpreting data. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials or the trials not being conducted according to protocols may ultimately lead to the denial of regulatory approval of our product candidates, which would adversely affect our business and lead to a decline in the trading price of our common stock.

Any product candidate for which we obtain marketing approval could be subject to restrictions or withdrawal from the market, and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our products, when and if any of them are approved.

Any product candidate for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data, labeling, advertising and promotional activities for such product, will be subject to continual requirements of the FDA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information, reports, registration and listing requirements, cGMP requirements relating to quality control, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping. Even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to conditions of approval, or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. The FDA closely regulates the post-approval marketing and promotion of drugs to ensure drugs are marketed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA imposes stringent restrictions on manufacturers’ communications regarding off-label use. If we market our products outside of their approved indications, we will be subject to enforcement action for off-label marketing.

In addition, later discovery of previously unknown problems with our products, manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may yield various results, including:

•	restrictions on such products, manufacturers or manufacturing processes;

•	restrictions on the labeling or marketing of a product;

•	restrictions on product distribution or use;

•	requirements to conduct post-marketing clinical trials;

•	warning or untitled letters;

•	withdrawal of the products from the market;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	recall of products, fines, restitution or disgorgement of profits or revenue;

•	suspension or withdrawal of marketing approvals;

•	refusal to permit the import or export of our products;

•	product seizure; and

•	injunctions or the imposition of civil or criminal penalties.

The FDA’s policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain

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regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

If we are unable to comply with foreign regulatory requirements or obtain foreign regulatory approvals, our ability to develop foreign markets for our products could be impaired.

Sales of our products outside the United States will be subject to foreign regulatory requirements governing clinical trials, marketing approval, manufacturing, product licensing, pricing and reimbursement. These regulatory requirements vary greatly from country to country. As a result, the time required to obtain approvals outside the United States may differ from that required to obtain FDA approval and we may not be able to obtain foreign regulatory approvals on a timely basis or at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other countries or by the FDA and foreign regulatory authorities could require additional testing. Failure to comply with these regulatory requirements or obtain required approvals could impair our ability to develop foreign markets for our products.

Developing product candidates in combination with other therapies may lead to unforeseen side effects or failures in our clinical trials.

We are studying our product candidates in clinical trials in combination with approved therapies, including chemotherapies and antivirals, and we anticipate that if any of our product candidates are approved for marketing, they will be approved to be used only in combination with other therapies. Our development programs and planned studies carry all the risks inherent in drug development activities, including the risk that they will fail to demonstrate meaningful efficacy or acceptable safety. In addition, our development programs are subject to additional regulatory, commercial, manufacturing and other risks because of the use of other therapies in combination with our product candidates. For example, the other therapies may lead to toxicities that are improperly attributed to our product candidates or the combination of our product candidates with other therapies may result in toxicities that the product candidate or other therapy does not produce when used alone. The other therapies we are using in combination may be removed from the market and thus be unavailable for testing or commercial use with any of our approved products. Testing product candidates in combination with other therapies may increase the risk of significant adverse effects or test failures. The timing, outcome and cost of developing products to be used in combination with other therapies is difficult to predict and dependent on a number of factors that are outside our reasonable control. If we experience safety or toxicity issues in our clinical trials or with any approved products, we may not receive approval to market any products, which could prevent us from ever generating revenues or achieving profitability.

Competitive products for treatment of HCV may reduce or eliminate the commercial opportunity for GI-5005.

The clinical and commercial landscape for chronic HCV is rapidly changing. New data from commercial and clinical-stage products continue to emerge. It is possible that these data may alter current standards of care, completely precluding us from further developing GI-5005 for chronic HCV. Further, it is possible that we may initiate a clinical trial or trials for GI-5005, only to find that data from competing products make it impossible for us to complete enrollment in these trials, resulting in our inability to file for marketing approval with regulatory agencies. Even if GI-5005 is approved for marketing, it may have limited sales due to particularly intense competition in the HCV market.

We expect to depend on existing and future collaborations with third parties for the development of some of our product candidates. If those collaborations are not successful, we may not be able to complete the development of these product candidates.

We currently have collaboration agreements with Celgene Corporation, or Celgene, for the development of our oncology product candidates and with Gilead Sciences, Inc., or Gilead, for hepatitis B virus, or HBV, Tarmogens. We plan to seek third-party collaborators for the development of certain other Tarmogen product candidates.

Under our current arrangements with Celgene and Gilead, we have limited control over the amount and timing of resources that our collaborators dedicate to the development of our product candidates. This is also likely to be true in any future collaborations with third parties. Our ability to generate revenues from these

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arrangements will depend on our collaborators’ abilities to successfully perform the functions assigned to them in these arrangements.

Collaborations involving our product candidates pose the following risks to us:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

•

collaborators may not pursue development and commercialization of our product candidates, such as Celgene not exercising its option to any of our oncology programs, or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborator’s strategic focus or available funding, or external factors such as an acquisition that diverts resources or creates competing priorities;

•

collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•

collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

•

collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our proprietary information or expose us to potential litigation;

•

disputes may arise between the collaborators and us that result in the delay or termination of the research, development or commercialization of our product candidates or that result in costly litigation or arbitration that diverts management attention and resources;

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates;

•

collaborators may elect to take over manufacturing rather than retain us as manufacturers and may encounter problems in starting up or gaining approval for their manufacturing facility and so be unable to continue development of product candidates;

•	we may be required to undertake the expenditure of substantial operational, financial and management resources in connection with any collaboration;

•	we may be required to issue equity securities to collaborators that would dilute our existing stockholders’ percentage ownership;

•	we may be required to assume substantial actual or contingent liabilities;

•	collaborators may not commit adequate resources to the marketing and distribution of our product candidates, limiting our potential revenues from these products; and

•	collaborators may experience financial difficulties.

We face a number of challenges in seeking additional collaborations. Collaborations are complex and any potential discussions may not result in a definitive agreement for many reasons. For example, whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration, and the proposed collaborator’s evaluation of a number of factors, such as the design or results of our clinical trials, the potential market for our product candidates, the costs and complexities of manufacturing and delivering our product candidates to patients, the potential of competing products, the existence of uncertainty with respect to ownership or the coverage of our intellectual property, and industry and market conditions generally. If we were to

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determine that additional collaborations for our Tarmogen product candidates are necessary and were unable to enter into such collaborations on acceptable terms, we might elect to delay or scale back the development or commercialization of our product candidates in order to preserve our financial resources or to allow us adequate time to develop the required physical resources and systems and expertise ourselves.

Collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner, or at all. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. If a present or future collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on our product development or commercialization program could be delayed, diminished or terminated.

We will need to develop or acquire additional manufacturing and distribution capabilities in order to commercialize any product candidates that obtain marketing approval, and we may encounter unexpected costs or difficulties in doing so.

If we independently develop and commercialize one or more of our product candidates, we will need to invest in acquiring or building additional capabilities and effectively manage our operations and facilities to successfully pursue and complete future research, development and commercialization efforts. We will require additional investment and validation process development in order to qualify our commercial-scale manufacturing process to manufacture clinical trial materials and commercial material if any of our products are approved for marketing. This investment and validation process development may be expensive and time-consuming. We will require additional personnel with experience in commercial-scale manufacturing, managing of large-scale information technology systems and managing a large-scale distribution system. We will need to add personnel and expand our capabilities, which may strain our existing managerial, operational, regulatory compliance, financial and other resources. To do this effectively, we must:

•	recruit, hire, train, manage and motivate a growing employee base;

•	accurately forecast demand for our products;

•	assemble and manage the supply chain to ensure our ability to meet demand; and

•	expand existing operational, manufacturing, financial and management information systems.

We may seek FDA approval for our production process and facilities simultaneously with seeking approval for sale of our product candidates. Should we not complete the development of adequate capabilities, including manufacturing capacity, or fail to receive timely approval of our manufacturing process and facilities, our ability to supply clinical trial materials for planned clinical trials or supply products following regulatory approval for sale could be delayed, which would further delay our clinical trials or the period of time when we would be able to generate revenues from the sale of such products, if we are even able to obtain approval or generate revenues at all. Any such events would increase our costs and could delay or prevent our ability to commercialize our product candidates, which could adversely impact our business, financial condition and results of operations.

Our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign regulatory authorities. To date, patients treated with Tarmogens have experienced drug-related side effects, including local skin reactions and systemic and constitutional symptoms including muscle aches, fever and fatigue. Subjects have also reported developing a taste in their mouths similar to yeast following injection of our product candidates. In one instance, a patient in the GI-6207 clinical trial who had pleural and pericardial metastases, or cancer in the spaces surrounding the heart and lungs, experienced pleural and pericardial effusions, or fluid buildup in those areas of the body,

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following immunization with GI-6207. GI-6207 had to be discontinued in this patient because of this adverse event. For this reason, we have excluded patients with pericardial metastases from current and future clinical trials.

Our Tarmogen product candidates are intended to stimulate the immune system. As such, results of our clinical trials could reveal an unacceptable severity and prevalence of side effects, including, but not limited to, adverse immune responses that lead to previously unobserved autoimmune complications or yeast allergies. As a result of any side effects, our clinical trials could be suspended or terminated and the FDA or comparable foreign regulatory authorities could order us to cease further development, or deny approval, of our product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

Additionally if one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw approvals of such product;

•	regulatory authorities may require additional warnings on the label;

•	we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;

•	we may be sued and held liable for harm caused to patients; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm our business, results of operations and prospects.

If we cannot demonstrate an acceptable toxicity profile for our product candidates in non-clinical studies, we will not be able to initiate or continue clinical trials or obtain approval for our product candidates.

In order to move a product candidate into human clinical trials, we must first demonstrate an acceptable toxicity profile in preclinical testing. Furthermore, in order to obtain approval, we must also demonstrate safety in various non-clinical tests. For example, we are conducting preclinical testing for GI-13000 in anticipation of filing an investigational new drug application, or IND. We may not have conducted or may not conduct the types of non-clinical testing ultimately required by regulatory authorities, or future non-clinical tests may indicate that our product candidates are not safe for use. Preclinical and non-clinical testing is expensive, time-consuming and has an uncertain outcome. In addition, success in initial non-clinical testing does not ensure that later non-clinical testing will be successful. We may experience numerous unforeseen events during, or as a result of, the non-clinical testing process, which could delay or prevent our ability to develop or commercialize our product candidates, including:

•	our preclinical and non-clinical testing may produce inconclusive or negative safety results, which may require us to conduct additional non-clinical testing or to abandon product candidates;

•	our product candidates may have unfavorable pharmacology or toxicity characteristics;

•	our product candidates may cause undesirable side effects such as negative immune responses that lead to autoimmune complications;

•	our enrolled patients may have yeast allergies that lead to complications after treatment; and

•	the FDA or other regulatory authorities may determine that additional safety testing is required.

Any such events would increase our costs and could delay or prevent our ability to commercialize our product candidates, which could adversely impact our business, financial condition and results of operations.

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If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market our product candidates, we may not be successful in commercializing our product candidates if and when they are approved.

We do not have a sales or marketing infrastructure or any experience in the sales, marketing or distribution of pharmaceutical products. We currently have collaboration agreements with Celgene for the development and commercialization of our oncology product candidates and with Gilead for HBV Tarmogens. We may seek additional third-party collaborators for the commercialization of our other product candidates. In the future, we may choose to build a focused sales and marketing infrastructure to market or co-promote some of our product candidates if and when they are approved, which would be expensive and time-consuming. Alternatively, we may elect to outsource these functions to third parties. Either approach carries significant risks. For example, recruiting and training a sales force is expensive and time-consuming and, if done improperly, could delay a product launch and result in limited sales. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize our products on our own include:

•	our inability to recruit, manage and retain adequate numbers of effective sales and marketing personnel;

•	the inability of marketing personnel to develop effective marketing materials;

•	the inability of sales personnel to obtain access to or persuade adequate numbers of physicians to prescribe any future products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

As a result of our arrangements with Celgene and Gilead, as well as any other arrangements with third parties we may enter into to perform sales, marketing and distribution services, our product revenues or the profitability of these product revenues are likely to be lower than if we were to market and sell any products that we develop ourselves. In addition, we may not be successful in entering into additional arrangements with third parties to sell and market our product candidates or doing so on terms that are favorable to us. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates.

The availability and amount of reimbursement for our product candidates, if approved, and the manner in which government and private payors may reimburse for our potential product, are uncertain.

In both U.S. and foreign markets, sales of our products will depend in part on the availability of reimbursement from third-party payors such as government health administration authorities, private health insurers and other organizations. The future magnitude of our revenues and profitability may be affected by the continuing efforts of governmental and third-party payors to contain or reduce the costs of health care. We cannot predict the effect that private sector or governmental health care reforms may have on our business, and there can be no assurance that any such reforms will not have a material adverse effect on our business, financial condition and results of operations.

In addition, in both the United States and elsewhere, sales of prescription drugs are dependent in part on the availability of reimbursement to the consumer from third-party payors, such as government and private insurance plans. The ability to obtain reimbursement of our products from these parties is a critical factor in the commercial success for any of our products. Failure to obtain appropriate reimbursement could result in reduced or no sales of our products.

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Third-party payors are increasingly challenging the price and cost-effectiveness of medical products and services. Significant uncertainty exists as to the reimbursement status of newly-approved health care products. There can be no assurance that our products will be considered cost-effective or that adequate third-party reimbursement will be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. Legislation and regulations affecting the pricing of pharmaceuticals may change before any of our products are approved for marketing. Adoption of such legislation could further limit reimbursement for medical products and services. As a result, we may elect not to market future products in certain markets.

Failure to attract and retain key personnel could impede our ability to develop our products and to obtain new collaborations or other sources of funding.

Because of the specialized scientific nature of our business and the unique properties of our Tarmogen platform, our success is highly dependent upon our ability to attract and retain qualified scientific and technical personnel, consultants and advisors. We are dependent on the principal members of our scientific and management staff, particularly Drs. Timothy C. Rodell, David Apelian and John H. Frenz. The loss of their services might significantly delay or prevent the achievement of our research, development and business objectives. We currently maintain key-man life insurance on Drs. Rodell, Apelian and Frenz. However, we may not continue to maintain such insurance in the future or the proceeds of such insurance may not be adequate.

We will need to recruit a significant number of additional personnel in order to achieve our operating goals. In order to pursue our product development and marketing and sales plans, we will need to hire additional qualified scientific personnel to perform research and development, as well as personnel with expertise in clinical testing, government regulation, manufacturing, marketing and sales, which may strain our existing managerial, operational, regulatory compliance, financial and other resources. We also rely on consultants and advisors to assist in formulating our research and development strategy and adhering to complex regulatory requirements. We face competition for qualified individuals from numerous pharmaceutical and biotechnology companies, universities and other research institutions. There can be no assurance that we will be able to attract and retain such individuals on acceptable terms, if at all. Additionally, our facilities are located in Colorado, which may make attracting and retaining qualified scientific and technical personnel from outside of Colorado difficult. The failure to attract and retain qualified personnel, consultants and advisors could have a material adverse effect on our business, financial condition and results of operations.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus on research programs and product candidates for the indications that we believe are the most scientifically and commercially promising. Our resource allocation decisions may cause us to fail to capitalize on viable scientific or commercial products or profitable market opportunities. In addition, we may spend valuable time and managerial and financial resources on research programs and product candidates for specific indications that ultimately do not yield any scientifically or commercially viable products. If we do not accurately evaluate the scientific and commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in situations where it would have been more advantageous for us to retain sole rights to development and commercialization.

Financial Risks

We have a history of net losses. We expect to continue to incur increasing net losses for the foreseeable future, and we may never achieve or maintain profitability.

We are not profitable and have incurred significant net losses in each year since our inception in February 1995, including net losses of $2.3 million, $13.7 million, $14.8 million and $22.1 million for the three months

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ended March 31, 2012, and the years ended December 31, 2011, 2010 and 2009, respectively. As of March 31, 2012, we had an accumulated deficit of $187.6 million. Our losses have resulted principally from costs incurred in our discovery and development activities. We anticipate that our operating losses will substantially increase over the next several years as we expand our discovery, research and development activities, including the clinical development of our Tarmogen product candidates.

Because of the numerous risks and uncertainties associated with biopharmaceutical product development and commercialization, we are unable to accurately predict the timing or amount of future expenses or when, or if, we will be able to achieve or maintain profitability. Currently, we have no products approved for commercial sale, and to date we have not generated any product revenue. We have financed our operations primarily through the sale of equity securities, upfront payments pursuant to our collaboration agreements, government grants and capital lease and equipment financing. The size of our future net losses will depend, in part, on the rate of growth or contraction of our expenses and the level and rate of growth, if any, of our revenues. Our ability to achieve profitability is dependent on our ability, alone or with others, to complete the development of our products successfully, obtain the required regulatory approvals, manufacture and market our proposed products successfully or have such products manufactured and marketed by others, and gain market acceptance for such products. There can be no assurance as to whether or when we will achieve profitability.

We will require substantial additional capital in the future. If additional capital is not available, we will have to delay, reduce or cease operations.

Development of our Tarmogen product candidates and any other future product candidates will require substantial additional funds to conduct research, development and clinical trials necessary to bring such product candidates to market and to establish manufacturing, marketing and distribution capabilities. Our future capital requirements will depend on many factors, including, among others:

•	the scope, rate of progress, results and costs of our preclinical and non-clinical studies, clinical trials and other research and development activities;

•	the scope, rate of progress and costs of our manufacturing development and commercial manufacturing activities;

•	the cost, timing and outcomes of regulatory proceedings (including FDA review of any BLA or New Drug Application, or NDA, that we file);

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payments required with respect to development milestones we achieve under our in-licensing agreements, including any such payments to University of Colorado, or CU, pursuant to our license agreement with them;

•	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;

•	the costs associated with commercializing our product candidates, if they receive regulatory approval;

•	the cost and timing of establishing sales and marketing capabilities;

•	competing technological efforts and market developments;

•	changes in our existing research relationships;

•	our ability to establish collaborative arrangements to the extent necessary;

•	revenues received from any future products; and

•	payments received under any future strategic collaborations.

We anticipate that we will continue to generate significant losses for the next several years as we incur expenses to complete our clinical trial programs for our product candidates, build commercial capabilities, develop our pipeline and expand our corporate infrastructure. We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will allow us to fund our operating plan through at least the next twelve months. However, our operating plan may change as a result of factors currently unknown to us.

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There can be no assurance that our revenue and expense forecasts will prove to be accurate, and any change in the foregoing assumptions could require us to obtain additional financing earlier than anticipated. There is a risk of delay or failure at any stage of developing a product candidate, and the time required and costs involved in successfully accomplishing our objectives cannot be accurately predicted. Actual drug research and development costs could substantially exceed budgeted amounts, which could force us to delay, reduce the scope of or eliminate one or more of our research or development programs.

We may never be able to generate a sufficient amount of product revenue to cover our expenses. Until we do, we expect to seek additional funding through public or private equity or debt financings, collaborative relationships, capital lease transactions or other available financing transactions. However, there can be no assurance that additional financing will be available on acceptable terms, if at all, and such financings could be dilutive to existing stockholders. Moreover, in the event that additional funds are obtained through arrangements with collaborators, such arrangements may require us to relinquish rights to certain of our technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves.

If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs. Our failure to obtain adequate financing when needed and on acceptable terms would have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Manufacturing Activities

We have limited experience manufacturing our product candidates at commercial scale, and there can be no assurance that our product candidates can be manufactured in compliance with regulations at a cost or in quantities necessary to make them commercially viable. Our manufacturing facility has not been inspected by regulatory agencies and there can be no assurance that it will be acceptable for licensure by regulatory authorities or that we can contract to build acceptable facilities.

We have limited experience in commercial-scale manufacturing of Tarmogens. We may develop our manufacturing capacity in part by expanding our current facility or building additional facilities. This activity would require substantial additional funds and we would need to hire and train significant numbers of qualified employees to staff these facilities. We may not be able to develop commercial-scale manufacturing facilities that are adequate to produce materials for additional later-stage clinical trials or commercial use. Since our product candidates are produced by a biological process, we may find that our recombinant yeast strains will not grow at sites other than our facility, or do not result in a comparable product. All of our manufacturing of Tarmogen product candidates is currently performed in our Colorado facility. Damage to, or other impairment of, this facility could limit or eliminate our ability to manufacture Tarmogens.

We rely on contract manufacturing organizations for sterile fill and finish of our products, and these contractors currently fill our product candidates at a scale that is not adequate for commercial supply. Failure to find and maintain satisfactory commercial-scale fill and finish contractors could impair our ability to supply product for clinical and commercial needs. Failure of these contractors to maintain compliance with cGMPs and other regulatory and legal requirements could result in government actions that would limit or eliminate clinical trial and commercial product supply.

The equipment and facilities employed in the manufacture of pharmaceuticals are subject to stringent qualification requirements by regulatory agencies, including validation of equipment, systems and processes. We may be subject to lengthy delays and expense in conducting validation studies, if we can meet the requirements at all. Our manufacturing facility has not been inspected by regulatory agencies and there can be no assurance that it will be acceptable for licensure by regulatory authorities.

If we are unable to manufacture or contract for a sufficient supply of our product candidates on acceptable terms, or if we encounter delays or difficulties in our manufacturing processes or our relationships with other manufacturers, our preclinical and clinical testing schedule would be delayed. This in turn would delay the submission of product candidates for regulatory approval and thereby delay the market introduction and

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subsequent sales of any products that receive regulatory approval, which would have a material adverse effect on our business, financial condition and results of operations. Furthermore, we or our contract manufacturers must supply all necessary documentation in support of our regulatory approval applications on a timely basis and must adhere to cGMP regulations enforced by the FDA and other regulatory bodies through their facilities inspection programs. If these facilities cannot pass a pre-approval plant inspection, the approval by the FDA or other regulatory bodies of the products will not be granted. If the FDA or a comparable foreign regulatory authority does not approve our facilities and processes for the manufacture of our product candidates or if they withdraw any such approval in the future, we may need to correct the issues or find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved.

We and our contract manufacturers are subject to significant regulation with respect to manufacturing of our products.

All entities involved in the preparation of a product candidate for clinical trials or commercial sale, including our manufacturing facility and our contract manufacturing organizations used for filling and finishing of our bulk product, are subject to extensive regulation. Components of a finished product approved for commercial sale or used in late-stage clinical trials must be manufactured in accordance with cGMP. These regulations govern manufacturing processes and procedures, including record keeping, and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. Our facilities and quality systems and the facilities and quality systems of some or all of our third-party contractors must pass a pre-approval inspection for compliance with the applicable regulations as a condition of any regulatory approval of our product candidates. In addition, the regulatory authorities may, at any time, audit or inspect a manufacturing facility involved with the preparation of our product candidates or the associated quality systems for compliance with the regulations applicable to the activities being conducted. The regulatory authorities also may, at any time following approval of a product for sale, audit our manufacturing facilities or those of our third-party contractors or raw material suppliers. If any such inspection or audit identifies a failure to comply with applicable regulations or if a violation of our product specifications or applicable regulations occurs independent of such an inspection or audit, we or the relevant regulatory authority may require remedial measures that may be costly and time-consuming for us or a third party to implement and that may include the temporary or permanent suspension of a clinical trial or commercial sales or the temporary or permanent closure of a facility. Our third-party contractors or raw material suppliers may refuse to implement remedial measures required by regulatory authorities. Any failure to comply with applicable manufacturing regulations or failure to implement required remedial measures imposed upon us or third parties with whom we contract could materially harm our business.

We rely on relationships with third-party contract manufacturers, which limits our ability to control the availability of, and manufacturing costs for, our product candidates.

Problems with any of our contract manufacturers’ or raw material suppliers’ facilities or processes, could prevent or delay the production of adequate supplies of finished Tarmogens. This could delay clinical trials or delay and reduce commercial sales and materially harm our business. Any prolonged delay or interruption in the operations of our collaborators’ facilities or contract manufacturers’ facilities could result in cancellation of shipments, loss of components in the process of being manufactured or a shortfall in availability of a product candidate or products. A number of factors could cause interruptions, including:

•	the inability of a supplier to provide raw materials;

•	equipment malfunctions or failures at the facilities of our collaborators or suppliers;

•	high process failure rates;

•	damage to facilities due to natural or man-made disasters;

•	changes in regulatory requirements or standards that require modifications to our or our collaborators’ and suppliers’ manufacturing processes;

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•	action by regulatory authorities or by us that results in the halting or slowdown of production of components or finished product at our facilities or the facilities of our collaborators or suppliers;

•	problems that delay or prevent manufacturing technology transfer to another facility, contract manufacturer or collaborator with subsequent delay or inability to start up a commercial facility;

•	a contract manufacturer or supplier going out of business, undergoing a capacity shortfall or otherwise failing to produce product as contractually required;

•	employee or contractor misconduct or negligence;

•	shipping delays, losses or interruptions; and

•	other similar factors.

Because manufacturing processes are highly complex and are subject to a lengthy regulatory approval process, alternative qualified production capacity and sufficiently trained or qualified personnel may not be available on a timely or cost-effective basis or at all. Difficulties or delays in our contract manufacturers’ production of drug substances could delay our clinical trials, increase our costs, damage our reputation and cause us to lose revenue and market share if we are unable to timely meet market demand for any products that are approved for sale.

The manufacturing process for our Tarmogen product candidates has several components that are sourced from a single manufacturer. If we utilize an alternative manufacturer or alternative component, we may be required to demonstrate comparability of the drug product before releasing the product for clinical use and we may not be to find an alternative supplier. For example, the stoppers used to seal the vials of our products are made by a single supplier using a proprietary formula and process. Any change to the stopper would require us to carry out lengthy studies to verify that our product remains stable with the replacement stopper. The loss of any of our current suppliers could result in manufacturing delays for the component substitution, and we may need to accept changes in terms or price from our existing supplier in order to avoid such delays.

Further, if our contract manufacturers are not in compliance with regulatory requirements at any stage, including post-marketing approval, we may be fined, forced to remove a product from the market and/or experience other adverse consequences, including delays, which could materially harm our business.

We use and generate hazardous materials in our business and must comply with environmental laws and regulations, which can be expensive.

Our research, development and manufacturing involves the controlled use of hazardous materials, chemicals, various active microorganisms and volatile organic compounds, and we may incur significant costs as a result of the need to comply with numerous laws and regulations. For example, as a pharmacologically-active material, any residual Tarmogen in process-waste streams must be disposed of as hazardous waste. We are subject to laws and regulations enforced by the FDA, the Drug Enforcement Agency, foreign health authorities and other regulatory requirements, including the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act, and other current and potential federal, state, local and foreign laws and regulations governing the use, manufacture, storage, handling and disposal of our products, materials used to develop and manufacture our product candidates, and resulting waste products. Although we believe that our safety procedures for handling and disposing of such materials, and for killing any unused microorganisms before disposing of them, comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources.

We replicate all yeast cells for our products internally and utilize a single manufacturing site to manufacture our clinical product candidates. Any disruption in the operations of our manufacturing facility would have a significant negative impact on our ability to manufacture products for clinical testing and would result in increased costs and losses.

We grow all yeast cells for our products internally using a complex process. Any disruption of our operations could result in manufacturing delays due to the inability to purchase the cell lines from outside sources. We have only one

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manufacturing facility in which we can manufacture clinical products. In the event of a physical catastrophe at our manufacturing or laboratory facilities, we could experience costly delays in reestablishing manufacturing capacity due to a lack of redundancy in manufacturing capability.

Consistent manufacture of our products relies on maintenance of a master yeast bank, or MYB, as an essential starting material for all production. We currently store our MYB in ultra-low temperature freezers at two geographically distinct locations. We may discover storage stability problems that prevent use of the MYB. We may also suffer catastrophic events at the two storage locations that would destroy all available stocks of the MYB. Should we lose the MYB of any of our products we would experience significant delays in producing and gaining regulatory approval to use a replacement MYB. We may not be able to replicate the original MYB with sufficient fidelity to convince regulatory authorities that we are able to produce a comparable product, which could require us to perform clinical trials to gain approval of product made with the replacement MYB. This could result in a lengthy period in which we are unable to manufacture product candidates for clinical trials or, if any of our product candidates are approved, for sale.

Our manufacturing facility contains highly specialized equipment and utilizes complicated production processes developed over a number of years, which would be difficult, time-consuming and costly to replace. Any prolonged disruption in the operations of our manufacturing facility would have a significant negative impact on our ability to manufacture products for clinical testing on our own and would cause us to seek additional third-party manufacturing contracts, thereby increasing our development costs. We may suffer losses as a result of business interruptions that exceed the coverage available under our insurance policies or any losses may be excluded under our insurance policies. Certain events, such as natural disasters, fire, political disturbances, sabotage or business accidents, which could impact our current or future facilities, could have a significant negative impact on our operations by disrupting our product development efforts until such time as we are able to repair our facility or put in place third-party contract manufacturers to assume this manufacturing role.

During the course of the product life cycle we will make process changes to scale up manufacturing to commercial manufacture or transfer the production to alternate sites or contract manufacturers. Our ability to successfully implement these changes will depend on our ability to demonstrate, to the satisfaction of the FDA and other regulatory agencies, that the product made by the new process or at the new site is comparable to the original product.

In the event that manufacturing process changes are necessary for the further development of a product candidate, we may not be able to reach agreement with regulatory agencies on the criteria for demonstrating comparability to the original product, which would require us to repeat clinical studies performed with the original product. This could result in lengthy delays in implementing the new process or site and substantial lost sales as a result of our inability to meet commercial demand. If we reach agreement with regulatory agencies on the criteria for establishing comparability, we may not be able to meet these criteria or may suffer lengthy delays in meeting these criteria. This may result in significant lost sales due to inability to meet commercial demand with the original product. Furthermore, studies to demonstrate comparability, or any other studies on the new process or site such as validation studies, may uncover findings that result in regulatory agencies delaying or refusing to approve the new process or site.

Risks Relating to Regulation of Our Industry

The biopharmaceutical industry is subject to significant regulation and oversight in the United States, in addition to approval of products for sale and marketing.

In addition to FDA restrictions on marketing of biopharmaceutical products, several other types of state and federal laws have been applied to restrict certain marketing practices in the biopharmaceutical industry in recent years. These laws include anti-kickback statutes and false claims statutes.

The federal health care program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any health care item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs. This statute has been interpreted to apply to

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arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from anti-kickback liability.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid. Recently, several pharmaceutical and other health care companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of marketing of the product for unapproved, and thus non-reimbursable, uses. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, criminal fines and imprisonment.

Because of the breadth of these laws and the narrowness of the safe harbors, it is possible that some of our business activities could be subject to challenge under one or more of these laws, which could have a material adverse effect on our business, financial condition and results of operations.

We may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws and health information privacy and security laws. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

If we obtain FDA approval for any of our product candidates and begin commercializing those products in the United States, our operations may be directly, or indirectly through our customers, subject to various federal and state fraud and abuse laws, including, without limitation, the federal anti-kickback statute. These laws may impact, among other things, our proposed sales, marketing and education programs. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;

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HIPAA, as amended by the Health Information Technology and Clinical Health Act and its implementing regulations, which impose certain requirements relating to the privacy, security and transmission of individually identifiable health information; and

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state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on our business.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with FDA regulations, provide accurate information to the FDA, comply with

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manufacturing standards we have established, comply with federal and state health-care fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We have adopted a Code of Business Conduct and Ethics, which will be effective as of the completion of this offering, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent misconduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant fines or other sanctions.

Health care reform measures could adversely affect our business.

In the United States and foreign jurisdictions, there have been a number of legislative and regulatory changes to the healthcare system that could affect our future results of operations. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs. Most recently, in March 2010 the Patient Protection and Affordable Health Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively the PPACA, was enacted, which includes measures to significantly change the way health care is financed by both governmental and private insurers. Among the provisions of the PPACA of greatest importance to the pharmaceutical and biotechnology industry are the following:

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an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs, that began in 2011;

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new requirements to report certain financial arrangements with physicians and others, including reporting any “transfer of value” made or distributed to prescribers and other healthcare providers and reporting any investment interests held by physicians and their immediate family members;

•	a licensure framework for follow-on biologic products;

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

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creation of the Independent Payment Advisory Board which, beginning in 2014, will have authority to recommend certain changes to the Medicare program that could result in reduced payments for prescription drugs and those recommendations could have the effect of law even if Congress does not act on the recommendations; and

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establishment of a Center for Medicare Innovation at the Centers for Medicare & Medicaid Services to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending that began on January 1, 2011.

Many of the details regarding the implementation of the PPACA are yet to be determined, and at this time, the full effect that the PPACA would have on our business remains unclear. The United States Supreme Court heard a constitutional challenge to the PPACA in 2012. If the Supreme Court rules that the PPACA is unconstitutional, we could require new expenditures to adjust to the new competitive environment, and new legislation could later become law that could adversely affect the pharmaceutical industry. In particular, there is uncertainty surrounding the applicability of the biosimilars provisions under the PPACA to our Tarmogen product candidates. The FDA is only now soliciting public comment and conducting hearings to assist them in drafting regulations under the

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PPACA. It is not certain that we will receive 12 years of biologics marketing exclusivity for any of our products. The regulations that are ultimately promulgated and their implementation are likely to have considerable impact on the way we conduct our business and may require us to change current strategies.

Individual states have become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, and marketing cost disclosure and transparency measures, and designed to encourage importation from other countries and bulk purchasing. Legally-mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce ultimate demand for our products or put pressure on our product pricing, which could negatively affect our business, results of operations, financial condition and prospects.

In addition, given recent federal and state government initiatives directed at lowering the total cost of healthcare, Congress and state legislatures will likely continue to focus on healthcare reform, the cost of prescription drugs and biologics and the reform of the Medicare and Medicaid programs. While we cannot predict the full outcome of any such legislation, it may result in decreased reimbursement for drugs and biologics, which may further exacerbate industry-wide pressure to reduce prescription drug prices. This could harm our ability to generate revenues. In addition, legislation has been introduced in Congress that, if enacted, would permit more widespread importation or re-importation of pharmaceutical products from foreign countries into the United States, including from countries where the products are sold at lower prices than in the United States. Such legislation, or similar regulatory changes, could put competitive pressure on our ability to profitably price our products, which, in turn, could adversely affect our business, results of operations, financial condition and prospects. Alternatively, in response to legislation such as this, we might elect not to seek approval for or market our products in foreign jurisdictions in order to minimize the risk of re-importation, which could also reduce the revenue we generate from our product sales. It is also possible that other legislative proposals having similar effects will be adopted.

Furthermore, regulatory authorities’ assessment of the data and results required to demonstrate safety and efficacy can change over time and can be affected by many factors, such as the emergence of new information, including on other products, changing policies and agency funding, staffing and leadership. We cannot be sure whether future changes to the regulatory environment will be favorable or unfavorable to our business prospects. For example, average review times at the FDA for marketing approval applications have fluctuated over the last ten years, and we cannot predict the review time for any of our submissions with any regulatory authorities. In addition, review times can be affected by a variety of factors, including budget and funding levels and statutory, regulatory and policy changes.

Risks Relating to Competitive Factors

We compete in an industry characterized by extensive research and development efforts and rapid technological progress. New discoveries or commercial developments by our competitors could render our potential products obsolete or non-competitive.

New developments occur and are expected to continue to occur at a rapid pace in our industry, and there can be no assurance that discoveries or commercial developments by our competitors will not render some or all of our potential products obsolete or non-competitive, which could have a material adverse effect on our business, financial condition and results of operations. For example, the HCV market changed dramatically with the approval of two new small molecule agents in 2011 and the recent emergence of clinical data indicating the potential for a future interferon-free treatment regimen. These factors present challenges in the continued development of GI-5005 and could ultimately limit its sales potential.

We expect to compete with fully integrated and well-established pharmaceutical and biotechnology companies in the near- and long-term. Most of these companies have substantially greater financial, research and

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development, manufacturing and marketing experience and resources than we do and represent substantial long-term competition for us. Such companies may succeed in discovering and developing pharmaceutical products more rapidly than we do or pharmaceutical products that are safer, more effective or less costly than any that we may develop. Such companies also may be more successful than we are in manufacturing, sales and marketing. Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and established biotechnology companies. Academic institutions, governmental agencies and other public and private research organizations also conduct clinical trials, seek patent protection and establish collaborative arrangements for the development of product candidates.

We expect competition among products will be based on product efficacy and safety, the timing and scope of regulatory approvals, availability of supply, marketing and sales capabilities, reimbursement coverage, price and patent position. There can be no assurance that our competitors will not develop safer and more effective products, commercialize products earlier than we do, or obtain patent protection or intellectual property rights that limit our ability to commercialize our products.

There can be no assurance that our issued patents or pending patent applications, if issued, will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide us with proprietary protection or a competitive advantage.

Our competitors may develop and market products that are less expensive, more effective, safer or reach the market sooner than our product candidates, which may diminish or eliminate the commercial success of any products we may commercialize.

The biopharmaceutical industry is highly competitive. There are many public and private biopharmaceutical companies, public and private universities and research organizations actively engaged in the discovery and research and development of products for cancer and infectious disease. Given the significant unmet patient need for new therapies, oncology is an area of focus for large and small companies as well as research institutions. As a result, there are and will likely continue to be extensive research and substantial financial resources invested in the discovery and development of new oncology products. In addition, there are a number of multinational pharmaceutical companies and large biotechnology companies currently marketing or pursuing the development of products or product candidates targeting the same cancer indications as our product candidates, and several large public biopharmaceutical companies have approved or are developing cancer immunotherapy products, including Dendreon Corporation, Bristol-Myers Squibb Company, GlaxoSmithKline plc, Merck & Co. and Merck KGaA.

There are several marketed products indicated for pancreas cancer, including Astellas Pharma Inc.’s erlotinib, Teva Pharmaceutical Industries Limited’s streptozocin, and gemcitabine, fluorouracil, or 5-FU, and mitomycin that are marketed by several generic pharmaceutical firms. In addition, there are multiple companies or institutions conducting clinical trials of immunotherapy products in pancreas cancer including NCI, Bavarian Nordic, NewLink Genetics Corporation, Aduro BioTech Inc., Sidney Kimmel Comprehensive Cancer Center, Providence Health & Services, Duke University, Advantagene, Inc. and AlphaVax, Inc.

There are numerous marketed therapeutics indicated for NSCLC, including Roche Holding AG’s bevacizumab, Eli Lilly’s pemetrexed, Astellas Pharma’s erlotinib, AstraZeneca PLC’s gefitinib, as well as generically available gemcitabine, platinum-based chemotherapeutics (cisplatin, oxaliplatin and carboplatin) and mitotic inhibitors (paclitaxel and vinorelbine), which are marketed by several generic pharmaceutical firms. In addition, there are a multiple companies or institutions with clinical trials of immunotherapy products in lung cancer, including Merck KGaA, NCI, Duke University, Innogene Kalbiotech Pte. Ltd., H. Lee Moffitt Cancer Center, University of Miami Sylvester Comprehensive Cancer Center, Transgene S.A., Heat Biologics, AVAX Technologies, Antigenics, Laboratory Elea S.A.C.I.F., Roswell Park Cancer Institute, Baylor College of Medicine, Institut Gustave Roussy, Celldex Therapeutics and Immunovative Therapies, Ltd.

There are numerous marketed therapeutics indicated for colorectal cancer, including Roche Holding AG’s bevacizumab, Bristol Myers-Squibb’s cetuximab, Amgen’s panitumumab, as well as irinotecan, oxalipatin, leucovorin and 5-FU, which are marketed by several generic pharmaceutical firms. In addition, there are multiple companies or institutions with clinical trials of immunotherapy products in colorectal cancer including National

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Cancer Institute, Instituto Cientifico y Tecnological de Navara, Stanford University, Radboud University, University of Michigan Cancer Center, AlphaVax Inc., Duke University, Immunovative Therapies Ltd. and Ohio State University Comprehensive Cancer Center.

In April 2011, AstraZeneca’s vandetanib was the first FDA approved treatment of late-stage, or metastatic, medullary thyroid cancer, or MTC, in adult patients who are ineligible for resection. Additionally, there a several companies or institutions with clinical trials of immunotherapy products generally targeting carcinoembryonic antigen, or CEA, including Bavarian Nordic, NCI and Radboud University.

There are several marketed therapeutics indicated for the treatment of chronic HCV infection, including Roche Holding AG’s pegylated interferon 2a, Merck’s pegylated interferon 2b and boceprevir, Vertex’s telaprevir, and ribavirin, which is marketed by several generic pharmaceutical firms. In addition, there are many companies or institutions with clinical trials of immunotherapy or antiviral products for the treatment of chronic HCV infection including Intercell, Novartis, Tripep, Inovio, Dynavax Technologies Corporation, Okairos, Transgene, Gilead, Abbott, Bristol Myers-Squibb, Biolex and Achillion.

There are several marketed therapeutics indicated for the treatment of chronic HBV infection, including Roche Holding AG’s pegylated interferon 2a, Gilead Sciences’ tenofovir and adefovir, Bristol Myers-Squibb’s entecavir, Novartis’ telbivudine, and lamivudine, which is marketed by several generic pharmaceutical firms. In addition, there are several companies or institutions with clinical trials of immunotherapy products for the treatment of chronic HBV infection including Chongqing Jiachen Biotechnology, Emergent Biosolutions, Shanghai Medical University, Dynavax Technologies Corporation, Institut Pasteur, Pohang University of Science and Technology and Vaxine Pty. Ltd.

Many of our competitors, either alone or with their strategic collaborators, have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of drugs, obtaining FDA and other regulatory approvals, and the commercialization of those products. Accordingly, our competitors may be more successful in obtaining approval for drugs and achieving widespread market acceptance. Our competitors’ drugs may be more effective, or more effectively marketed and sold, than any drug we may commercialize and may render our product candidates obsolete or non-competitive before we can recover the significant expenses of developing and commercializing any of our product candidates. We anticipate that we will face intense and increasing competition as new drugs enter the market and advanced technologies become available.

There are many different approaches to using immunotherapies to treat cancer, including anti-idiotype, whole cell, DNA, peptide/antigen, viral, tumor lysate, shed antigens, and dendritic cell. Cancer immunotherapies are also distinguished by whether or not they are derived from autologous or allogeneic sources. Each of the various approaches to cancer immunotherapy have potential advantages and disadvantages based on factors such as their immunostimulatory mechanisms, formulation characteristics and manufacturing requirements.

We also compete with other clinical-stage companies and institutions for clinical trial participants, which could reduce our ability to recruit participants for our clinical trials. Delay in recruiting clinical trial participants could adversely affect our ability to bring a product to market prior to our competitors. Further, research and discoveries by others may result in breakthroughs that render our product candidates obsolete even before they begin to generate any revenue.

In addition, our competitors may obtain patent protection or FDA approval and commercialize products more rapidly than we do, which may impact future sales of any of our product candidates that receive marketing approval. If the FDA approves the commercial sale of any of our product candidates, we will also be competing with respect to marketing capabilities and manufacturing efficiency, areas in which we have limited or no experience. We expect competition among products will be based on product efficacy and safety, the timing and scope of regulatory approvals, availability of supply, marketing and sales capabilities, product price, reimbursement coverage by government and private third-party payors, and patent position. Our profitability and financial position will suffer if our products receive regulatory approval, but cannot compete effectively in the marketplace.

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If any of our product candidates are approved and commercialized, we may face competition from biosimilars. The route to market for biosimilars was established with the passage of the PPACA in March 2010, providing 12 years of marketing exclusivity for reference products and an additional six months of exclusivity if pediatric studies are conducted. In Europe, the European Medicines Agency has issued guidelines for approving products through an abbreviated pathway, and biosimilars have been approved in Europe. If a biosimilar version of one of our potential products were approved in the United States or Europe, it could have a negative effect on sales and gross profits of the potential product and our financial condition.

Even if we achieve market acceptance for our products, we may experience downward pricing pressure on the price of our drugs because of generic and biosimilar competition and social pressure to lower the cost of drugs.

Several of the FDA-approved products for HBV face patent expiration in the next several years. As a result, generic versions and biosimilars of these drugs and biologicals may become available. We expect to face competition from these products, including price-based competition. Pressure from patient awareness and other social activist groups to reduce drug prices may also put downward pressure on the prices of drugs, including our product candidates, if they are commercialized.

Our product candidates may not be accepted in the marketplace; therefore, we may not be able to generate significant revenue, if any.

Even if our Tarmogen product candidates are approved for sale, physicians and the medical community may not ultimately use them or may use them only in applications more restricted than we expect. Our product candidates, if successfully developed, will compete with a number of traditional products and immunotherapies manufactured and marketed by major pharmaceutical and other biotechnology companies. Our product candidates will also compete with new products currently under development by such companies and others. Physicians will prescribe a product only if they determine, based on experience, clinical data, side effect profiles, reimbursement for their patients and other factors, that it is beneficial as compared to other products currently in use. Many other factors influence the adoption of new products, including marketing and distribution restrictions, course of treatment, adverse publicity, product pricing, the views of thought leaders in the medical community and reimbursement by government and private third-party payors.

For our products that are developed in combination with other therapies, changes in standard of care or use patterns could make those combinations obsolete. For example, we are developing GI-4000 for pancreas cancer in combination with gemcitabine. If GI-4000 is approved for marketing in combination with gemcitabine and use of another therapy becomes more prevalent than gemcitabine, sales of the combination of GI-4000 with gemcitabine could be negatively impacted and our financial results and stock price would be adversely affected.

Risks Relating to Our Arrangements with Third Parties

We rely on third parties to conduct our non-clinical studies and some of our clinical trials. If these third parties do not perform as contractually required or expected, we may not be able to obtain regulatory approval for our product candidates, or we may be delayed in doing so.

We sometimes rely on third parties, such as CROs, medical institutions, academic institutions, clinical investigators and contract laboratories, to conduct our non-clinical studies and clinical trials. For example, the NCI is conducting clinical trials for GI-6207 and GI-6301 and we are supporting the investigator-initiated GI-4000-03 clinical trial in NSCLC at MSKCC, and the investigator-initiated GI-4000-05 clinical trial for Stage IV colorectal cancer with Ras mutations at the Lombardi Cancer Center at Georgetown University. We are responsible for confirming that our preclinical studies are conducted in accordance with applicable regulations and that each of our clinical trials is conducted in accordance with its general investigational plan and protocol. The FDA requires us to comply with Good Laboratory Practice for conducting and recording the results of our preclinical studies and Good Clinical Practices, or GCP, for conducting, monitoring, recording and reporting the results of clinical trials, to assure that data and reported results are accurate and that the clinical trial participants are adequately protected. Our reliance on third parties does not relieve us of these responsibilities. If the third

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parties conducting our clinical trials do not perform their contractual duties or obligations, do not meet expected deadlines, fail to comply with GCP, do not adhere to our clinical trial protocols or otherwise fail to generate reliable clinical data, we may need to enter into new arrangements with alternative third parties and our clinical trials may be more costly than expected or budgeted, extended, delayed or terminated or may need to be repeated, and we may not be able to obtain regulatory approval for or commercialize the product candidate being tested in such trials.

Further, if our contract manufacturers are not in compliance with regulatory requirements at any stage, including post-marketing approval, we may be fined, forced to remove a product from the market and/or experience other adverse consequences, including delays, which could materially harm our business.

We may explore strategic collaborations that may never materialize or may fail.

We may, in the future, periodically explore a variety of possible strategic collaborations in an effort to gain access to additional product candidates or resources. At the current time, we cannot predict what form such a strategic collaboration might take. We are likely to face significant competition in seeking appropriate strategic collaborators, and these strategic collaborations can be complicated and time-consuming to negotiate and document. We may not be able to negotiate strategic collaborations on acceptable terms, or at all. We are unable to predict when, if ever, we will enter into any additional strategic collaborations because of the numerous risks and uncertainties associated with establishing strategic collaborations.

Risks Relating to Protecting Our Intellectual Property

If we are unable to protect our proprietary rights or to defend against infringement claims, we may not be able to compete effectively or operate profitably.

Our success will depend, in part, on our ability to obtain patents, operate without infringing the proprietary rights of others and maintain trade secrets, both in the United States and other countries. Patent matters in the biotechnology and pharmaceutical industries can be highly uncertain and involve complex legal and factual questions. Accordingly, the validity, breadth and enforceability of our patents and the existence of potentially blocking patent rights of others cannot be predicted, either in the United States or in other countries.

There can be no assurance that we will discover or develop patentable products or processes or that patents will issue from any of the currently pending patent applications or that claims granted on issued patents will be sufficient to protect our technology or adequately cover the actual products we may actually sell. Potential competitors or other researchers in the field may have filed patent applications, been issued patents, published articles or otherwise created prior art that could restrict or block our efforts to obtain additional patents. There also can be no assurance that our issued patents or pending patent applications, if issued, will not be challenged, invalidated, rendered unenforceable or circumvented or that the rights granted hereunder will provide us with proprietary protection or competitive advantages. Our patent rights also depend on our compliance with technology and patent licenses upon which our patent rights are based and upon the validity of assignments of patent rights from consultants and other inventors that were, or are, not employed by us.

In addition, competitors may manufacture and sell our potential products in those foreign countries where we have not filed for patent protection or where patent protection may be unavailable, not obtainable or ultimately not enforceable. In addition, even where patent protection is obtained, third-party competitors may challenge our patent claims in the various patent offices, for example via opposition in the European Patent Office or reexamination or interference proceedings in the United States Patent and Trademark Office, or USPTO. The ability of such competitors to sell such products in the United States or in foreign countries where we have obtained patents is usually governed by the patent laws of the countries in which the product is sold.

We will incur significant ongoing expenses in maintaining our patent portfolio. Should we lack the funds to maintain our patent portfolio or to enforce our rights against infringers, we could be adversely impacted. Even if claims of infringement are without merit, any such action could divert the time and attention of management and impair our ability to access additional capital and/or cost us significant funds to defend.

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Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

•	Others may be able to make compounds that are similar to our product candidates but that are not covered by the claims of the patents that we own or have exclusively licensed.

•	We or our licensors or strategic collaborators might not have been the first to make the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed.

•	We or our licensors or strategic collaborators might not have been the first to file patent applications covering certain of our inventions.

•	Others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights.

•	It is possible that our pending patent applications will not lead to issued patents.

•	Issued patents that we own or have exclusively licensed may not provide us with any competitive advantages, or may be held invalid or unenforceable, as a result of legal challenges by our competitors.

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Our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets.

•	We may not develop additional proprietary technologies that are patentable.

•	The patents of others may have an adverse effect on our business.

Should any of these events occur, they could significantly harm our business, results of operations and prospects.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. The USPTO is currently developing regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act will not become effective until one year or 18 months after its enactment. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business, our current and pending patent portfolio and future intellectual property strategy. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.

We may be subject to litigation with respect to the ownership and use of intellectual property that will be costly to defend or pursue and uncertain in its outcome.

Our success also will depend, in part, on our refraining from infringing patents or otherwise violating intellectual property owned or controlled by others. Pharmaceutical companies, biotechnology companies, universities, research institutions and others may have filed patent applications or have received, or may obtain, issued patents in the United States or elsewhere relating to aspects of our technology. It is uncertain whether the issuance of any third-party patents will require us to alter our products or processes, obtain licenses, or cease certain activities. Some third-party applications or patents may conflict with our issued patents or pending applications. Any such conflict could result in a significant reduction of the scope or value of our issued or licensed patents.

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In addition, if patents issued to other companies contain blocking, dominating or conflicting claims and such claims are ultimately determined to be valid, we may be required to obtain licenses to these patents or to develop or obtain alternative non-infringing technology and cease practicing those activities, including potentially manufacturing or selling any products deemed to infringe those patents. If any licenses are required, there can be no assurance that we will be able to obtain any such licenses on commercially favorable terms, if at all, and if these licenses are not obtained, we might be prevented from pursuing the development and commercialization of certain of our potential products. Our failure to obtain a license to any technology that we may require to commercialize our products on favorable terms may have a material adverse impact on our business, financial condition and results of operations.

Litigation, which could result in substantial costs to us (even if determined in our favor), may also be necessary to enforce any patents issued or licensed to us or to determine the scope and validity of the proprietary rights of others. The FDA has only recently published draft guidance documents for implementation of the Biologics Price Competition and Innovation Act (BPCIA) under the PPACA, related to the development of follow-on biologics (biosimilars), and detailed guidance for patent litigation procedures under this act has not yet been provided. If another company files for approval to market a competing follow-on biologic, and/or if such approval is given to such a company, we may be required to promptly initiate patent litigation to prevent the marketing of such biosimilar version of our product prior to the normal expiration of the patent. There can be no assurance that our issued or licensed patents would be held valid by a court of competent jurisdiction or that any follow-on biologic would be found to infringe our patents.

In addition, if our competitors file or have filed patent applications in the United States that claim technology also claimed by us, we may have to participate in interference proceedings to determine priority of invention. These proceedings, if initiated by the USPTO, could result in substantial costs to us, even if the eventual outcome is favorable to us. Such proceedings can be lengthy, are costly to defend and involve complex questions of law and fact the outcomes of which are difficult to predict. Moreover, we may have to participate in post-grant proceedings or third-party ex parte or inter partes reexamination proceedings under the USPTO. An adverse outcome with respect to a third-party claim or in an interference proceeding could subject us to significant liabilities, require us to license disputed rights from third parties, or require us to cease using such technology, any of which could have a material adverse effect on our business, financial condition and results of operations.

We also rely on trade secrets to protect technology, especially where patent protection is not believed to be appropriate or obtainable or where patents have not issued. We attempt to protect our proprietary technology and processes, in part, with confidentiality agreements and assignment of invention agreements with our employees and confidentiality agreements with our consultants and certain contractors. There can be no assurance that these agreements will not be breached, that we would have adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently discovered by competitors. We may fail in certain circumstances to obtain the necessary confidentiality agreements, or their scope or term may not be sufficiently broad to protect our interests.

If our trade secrets or other intellectual property become known to our competitors, it could result in a material adverse effect on our business, financial condition and results of operations. To the extent that we or our consultants or research collaborators use intellectual property owned by others in work for us, disputes may also arise as to the rights to related or resulting know-how and inventions.

The patent protection and patent prosecution for some of our product candidates is dependent or may be dependent in the future on third parties.

While we normally seek and gain the right to fully prosecute the patents relating to our product candidates, there may be times when platform technology patents or product-specific patents that relate to our product candidates are controlled by our licensors. This is the case with our license of patents related to CEA from the National Institutes of Health. In addition, our licensors and/or licensees may have back-up rights to prosecute patent applications in the event that we do not do so or choose not to do so, and our licensees may have the right to assume patent prosecution rights after certain milestones are reached. If any of our licensing partners fails to

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appropriately prosecute and maintain patent protection for patents covering any of our product candidates, our ability to develop and commercialize those product candidates may be adversely affected and we may not be able to prevent competitors from making, using and selling competing products.

Risks Relating to Our Exposure to Litigation

We are exposed to potential product liability or similar claims, and insurance against these claims may not be available to us at a reasonable rate in the future.

Our business exposes us to potential liability risks that are inherent in the testing, manufacturing and marketing of human therapeutic products. Clinical trials involve the testing of product candidates on human subjects or volunteers under a research plan, and carry a risk of liability for personal injury or death to patients due to unforeseen adverse side effects, improper administration of the product candidate, or other factors. Many of these patients are already seriously ill and are therefore particularly vulnerable to further illness or death.

We currently carry clinical trial liability insurance in the amount of $5 million in the aggregate, but there can be no assurance that we will be able to maintain such insurance or that the amount of such insurance will be adequate to cover claims. We could be materially and adversely affected if we were required to pay damages or incur defense costs in connection with a claim outside the scope of indemnity or insurance coverage, if the indemnity is not performed or enforced in accordance with its terms, or if our liability exceeds the amount of applicable insurance. In addition, there can be no assurance that insurance will continue to be available on terms acceptable to us, if at all, or that if obtained, the insurance coverage will be sufficient to cover any potential claims or liabilities. Similar risks would exist upon the commercialization or marketing of any products by us or our collaborators.

Regardless of their merit or eventual outcome, product liability claims may result in:

•	decreased demand for our product;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial volunteers;

•	costs of litigation;

•	distraction of management; and

•	substantial monetary awards to plaintiffs.

Should any of these events occur, it could have a material adverse effect on our business and financial condition.

We may become involved in securities class action litigation that could divert management’s attention and adversely affect our business and could subject us to significant liabilities.

The stock markets have from time to time experienced significant price and volume fluctuations that have affected the market prices for the common stock of biopharmaceutical companies. These broad market fluctuations as well a broad range of other factors, including the realization of any of the risks described in this “Risk Factors” section of this prospectus, may cause the market price of our common stock to decline. In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology and pharmaceutical companies generally experience significant stock price volatility. We may become involved in this type of litigation in the future. Litigation often is expensive and diverts management’s attention and resources, which could adversely affect our business. Any adverse determination in any such litigation or any amounts paid to settle any such actual or threatened litigation could require that we make significant payments.

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Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to the Company.

Our amended and restated certificate of incorporation to be effective upon completion of this offering provides that we will indemnify our directors to the fullest extent permitted by Delaware law.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws to be effective upon completion of this offering and our indemnification agreements that we will enter into with our directors and executive officers prior to the completion of this offering will provide that:

•

We will indemnify our directors and executive officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	We may, in our discretion, indemnify other officers, employees and agents in those circumstances where indemnification is permitted by applicable law.

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We are required to advance expenses, as incurred, to our directors and executive officers in connection with defending a proceeding, except that such directors or executive officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

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We will not be obligated pursuant to our amended and restated bylaws to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by our Board of Directors, (iii) such indemnification is provided by us, in our sole discretion, pursuant to the powers vested in the corporation under applicable law or (iv) such indemnification is required to be made pursuant to our amended and restated bylaws.

•

The rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	We may not retroactively amend our amended and restated bylaw provisions to reduce our indemnification obligations to directors, officers, employees and agents.

As a result, if we are required to indemnify one or more of our directors or executive officers, it may reduce our available funds to satisfy successful third-party claims against us, may reduce the amount of money available to us and may have a material adverse effect on our business and financial condition.

Offering Risks

We do not know whether a market will develop for our common stock or what the market price of our common stock will be and, as a result, it may be difficult for you to sell your shares of our common stock.

Before this offering, there was no public trading market for our common stock and there can be no assurance that a regular trading market will develop and continue after this offering or that the market price of our common stock will not decline, perhaps substantially, below the initial public offering price. The initial public offering price has been determined through negotiations between us and the representatives of the underwriters and may not be indicative of the market price of our common stock following this offering. Among the factors considered in such negotiations were prevailing market conditions; our results of operations and financial condition; financial and operating information and market valuations with respect to other companies that we and the representatives of the underwriters believe to be comparable or similar to us; the present state of our development; and our future prospects. See the “Underwriting” section of this prospectus for additional information. If you purchase shares of our common stock, you may not be able to resell those shares at or above

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the initial public offering price. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on The NASDAQ Global Market or otherwise or how liquid that market might become. If a market for our common stock does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at an attractive price or at all. Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic collaborations or acquire companies or products by using our shares of common stock as consideration. We cannot predict the prices at which our common stock will trade. It is possible that in one or more future periods our results of operations may be below the expectations of public market analysts and investors and, as a result of these and other factors, the price of our common stock may fall.

The market price of our common stock may be highly volatile.

The trading price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including those described elsewhere in this “Risk Factors” section in this prospectus and the following:

•	new products, product candidates or new uses for existing products introduced or announced by our competitors or our collaborators, and the timing of these introductions or announcements;

•	actual or anticipated results from and any delays in our clinical trials as well as results of regulatory reviews relating to the approval of our product candidates;

•

variations in the level of expenses related to any of our product candidates or clinical development programs, including relating to the timing of invoices from, and other billing practices of, our CROs and clinical trial sites;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	announcements by us or our competitors of significant acquisitions, strategic collaborations, joint ventures and capital commitments;

•	additions or departures of key scientific or management personnel;

•	status of our relationships with Celgene, Gilead, NCI and other collaborators;

•	conditions or trends in the biotechnology and biopharmaceutical industries;

•	actual or anticipated changes in earnings estimates, development timelines or recommendations by securities analysts;

•	actual and anticipated fluctuations in our quarterly operating results;

•	financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	deviations from securities analysts’ estimates or the impact of other analyst ratings downgrades by any securities analysts who follow our common stock;

•	the results of our efforts to discover, develop, acquire or in-license additional product candidates or products;

•	other events or factors, including those resulting from war, incidents of terrorism, natural disasters or responses to these events;

•	changes in accounting principles or accounting judgments;

•	discussion of us or our stock price by the financial and scientific press and in online investor communities;

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•

general economic and market conditions and other factors that may be unrelated to our operating performance or the operating performance of our competitors, including changes in market valuations of similar companies; and

•	sales of common stock by us or our stockholders in the future, as well as the overall trading volume of our common stock.

In addition, the stock market in general and the market for biotechnology and biopharmaceutical companies in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market, securities class action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources, which could materially and adversely affect our business and financial condition.

Our principal stockholders and management own a significant percentage of our stock and will be able to exercise significant influence over matters subject to stockholder approval.

As of April 30, 2012, our executive officers, directors and principal stockholders, together with their respective affiliates, owned approximately 76% of our common stock, including shares issuable upon conversion of our preferred stock and shares subject to outstanding options and warrants that are exercisable within 60 days after April 30, 2012, and we expect that upon completion of this offering that same group will continue to hold at least            % of our outstanding common stock. Accordingly, even after this offering, these stockholders will be able to exert a significant degree of influence over our management and affairs and over matters requiring stockholder approval, including the election of our Board of Directors, future issuances of our common stock or other securities, declaration of dividends on our common stock and approval of other significant corporate transactions. This concentration of ownership could have the effect of delaying or preventing a change-of-control of the Company or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could have a material and adverse effect on the fair market value of our common stock. In addition, sales of shares beneficially owned by executive officers, directors and their affiliates could be viewed negatively by third parties and have a negative impact on our stock price. Moreover, we cannot assure you as to how these shares may be distributed and subsequently voted.

A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time after the expiration of the lock-up agreements described in the “Underwriting” section of this prospectus. These sales, or the market perception that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. Upon completion of this offering, we will have outstanding a total of             shares of common stock, assuming no exercise of the underwriters’ over-allotment option. Of these shares, approximately             shares of common stock, plus any shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable, without restriction, in the public market immediately following this offering. In addition, Wells Fargo Securities, LLC and Piper Jaffray & Co., may, in their sole discretion, permit our officers, directors and other stockholders who are subject to lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

As of April 30, 2012, there were 12,168,449 shares subject to outstanding options and an additional 1,584,965 shares reserved for future issuance under our employee benefit plans. All of the foregoing shares will become eligible for sale in the public market to the extent permitted by any applicable vesting requirements, the lock-up agreements and Rules 144 and 701 under the Securities Act of 1933, as amended, or the Securities Act. There were also 3,469,512 shares of common stock issuable upon the exercise of outstanding warrants to purchase preferred stock, which will be converted into warrants to purchase common stock upon completion of

40

this offering, and 59,796 shares of common stock issuable upon exercise of an outstanding warrant to purchase common stock, which will be eligible for sale in the public market to the extent permitted by the same restrictions. Moreover, upon completion of this offering, holders of an aggregate of 86,538,194 shares of our common stock will have rights, subject to some conditions, to require us to file a registration statement covering their shares or to include their shares in a registration statement that we may file for ourselves or other stockholders. If such holders, by exercising their registration rights, cause a large number of securities to be registered and sold into the public market, these sales could have an adverse effect on the market price for our common stock. We also intend to register all shares of common stock that we may issue under our employee benefit plans. Shares so registered may be freely sold in the public market upon issuance, subject to the lock-up agreements and the restrictions imposed on our affiliates under Rule 144.

If you purchase common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

If you purchase common stock in this offering, you will pay more for your shares than our pro forma as adjusted net tangible book value per share. Based upon an assumed initial public offering price of $             per share, the midpoint of the range on the cover page of this prospectus, you will incur immediate and substantial dilution of $             per share, representing the difference between our assumed initial public offering price and our pro forma as adjusted net tangible book value per share. Based upon an assumed initial public offering price of $             per share, the midpoint of the range on the cover page of this prospectus, purchasers of common stock in this offering will have contributed approximately        % of the aggregate purchase price paid by all purchasers of our stock but will own only approximately        % of our common stock outstanding after this offering.

To the extent outstanding stock options or warrants are exercised, there will be further dilution to new investors and our stock price could decline.

We issued options and warrants in the past to acquire common stock at prices significantly below the initial offering price. As of April 30, 2012, there were 12,168,449 shares of common stock subject to outstanding options with a weighted average exercise price of $0.25 per share, 3,469,512 shares of preferred stock subject to outstanding warrants with a weighted average exercise price of $1.42 per share (such warrants will convert into warrants for 3,469,512 shares of common stock with a weighted average exercise price of $1.42 upon completion of this offering) and 59,796 shares of common stock subject to an outstanding warrant with an exercise price of $0.15 per share, which warrant expires upon completion of this offering. To the extent that these outstanding options and warrants are exercised, you will incur further dilution, and our stock price may decline.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act the listing requirements of The NASDAQ Stock Market and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an emerging growth company. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results. We may need to hire additional employees in the future or engage outside consultants to help us comply with these requirements, which will increase our costs and expenses.

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In addition, changing laws, regulations and standards relating to corporate governance and public disclosure create uncertainty for public companies, increase legal and financial compliance costs and make some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from our business activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

For as long as we remain an emerging growth company as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our public filings, periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We intend to take advantage of these reporting exemptions until we are no longer an emerging growth company.

We will remain an emerging growth company for up to five years, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an emerging growth company as of the following December 31 or if our annual gross revenues equal or exceed $1 billion, we would cease to be an emerging growth company on the last day of the year in which that occurs. We cannot predict if investors will find our common stock less attractive because we may rely on the exemptions from certain reporting standards as an emerging growth company. If some investors find our common stock less attractive, there may be a less active trading market for our common stock, and our stock price may be more volatile or decline.

We also expect that being a public company and the associated public company rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation. If such claims are successful, our business and operating results would be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and operating results.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We will be required pursuant to Section 404 of the Sarbanes-Oxley Act to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. We will also be required to disclose changes made in our internal control and procedures on a quarterly basis. Eventually, after we are no longer an emerging growth company, we may be required to obtain a statement that our independent registered public accounting firm has issued an opinion on our internal control over financial reporting.

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We are in the very early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective.

If we are unable to assert that our internal control over financial reporting is effective, or, if when required, our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the Securities and Exchange Commission, or SEC.

New accounting pronouncements may impact our reported results of operations and financial position.

The JOBS Act provides that an emerging growth company can take advantage of an extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to opt out of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable. U.S. generally accepted accounting principles, or GAAP, and related implementation guidelines and interpretations can be highly complex and involve subjective judgments. Changes in these rules or their interpretation, the adoption of new pronouncements or the application of existing pronouncements to changes in our business could significantly alter our reported financial statements and results of operations.

We do not expect to pay any cash dividends for the foreseeable future. Investors in this offering may never obtain a return on their investment.

You should not rely on an investment in our common stock to provide dividend income. We do not anticipate we will pay any cash dividends to holders of our common stock in the foreseeable future. Instead, we plan to retain any earnings to maintain and expand our existing operations. In addition, any future debt financing arrangement may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our common stock.

We have broad discretion in the use of the net proceeds of this offering and may not use them effectively.

We expect to use the net proceeds from this offering primarily to advance one or more of our pre-clinical infectious disease product candidates through a Phase 2 clinical trial, prepare our manufacturing facility and process for commercial-scale production of Tarmogens, and support manufacturing for our trials for GI-4000, GI-6207 and GI-6301, as well as to fund general and administrative activities. We also expect to use the balance of any proceeds for working capital and other general corporate purposes, and any of the purposes described in the “Use of Proceeds” section of this prospectus. However, our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. The failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

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Provisions in our amended and restated certificate of incorporation, our amended and restated bylaws or Delaware law might discourage, delay or prevent a change-of-control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Provisions of our amended and restated certificate of incorporation, our amended and restated bylaws or Delaware law may have the effect of deterring unsolicited takeovers or delaying or preventing a change-of-control of our company or changes in our management, including transactions in which our stockholders might otherwise receive a premium for their shares over then current market prices. Our amended and restated certificate of incorporation and amended and restated bylaws will be effective upon completion of this offering. In addition, these provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interest. These provisions include:

•	advance notice requirements for stockholder proposals and nominations of directors;

•	the inability of stockholders to act by written consent or to call special meetings;

•	limitations on the ability of stockholders to remove directors or amend our bylaws; and

•

the ability of our Board of Directors to designate the terms of and issue new series of preferred stock without stockholder approval, which could include the right to approve an acquisition or other change-of-control or could be used to institute a rights plan, also known as a poison pill, that would work to dilute the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our Board of Directors.

In addition, Section 203 of the Delaware General Corporation Law prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person that together with its affiliates owns, or within the last three years has owned, 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of the Company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

Our stockholders may be diluted by future issuances of securities by us.

We may issue additional common stock, preferred stock, restricted stock units, or securities convertible into or exchangeable for our common stock. The issuance of additional common stock, preferred stock, restricted stock units, or securities convertible into or exchangeable for our common stock would dilute the ownership of us by existing investors and could adversely affect the price of our securities. In addition, such securities could be issued in the future with rights senior to the rights of the securities purchased in this offering.

Our ability to use our net operating loss carryforwards and certain other tax attributes is limited by Sections 382 and 383 of the Internal Revenue Code.

Sections 382 and 383 of the Internal Revenue Code of 1986 limit a corporation’s ability to utilize its net operating loss carryforwards and certain other tax attributes (including research credits) to offset any future taxable income or tax if the corporation experiences a cumulative ownership change of more than 50% over any rolling three year period. State net operating loss carryforwards (and certain other tax attributes) may be similarly limited. An ownership change can therefore result in significantly greater tax liabilities than a corporation would incur in the absence of such a change and any increased liabilities could adversely affect the corporation’s business, results of operations, financial condition and cash flow.

Based on an analysis from our inception through December 31, 2011, we have experienced Section 382 ownership changes in June 2003 and August 2007. These two ownership changes limit our ability to utilize our

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federal net operating loss carryforwards (and certain other tax attributes) that accrued prior to the 2003 and 2007 ownership changes.

Additional analysis will be required to determine whether changes in our ownership that will result from this offering have caused or will cause another ownership change to occur, and the conclusions will depend on the terms of this offering and other information that may not be available to us until after this offering has occurred. Any such change could result in significant limitations on all of our net operating loss carryforwards and other tax attributes.

Even if another ownership change has not occurred and does not occur as a result of this offering, additional ownership changes may occur in the future as a result of additional equity offerings or events over which we will have little or no control, including purchases and sales of our equity by our five percent stockholders, the emergence of new five percent stockholders, redemptions of our stock or certain changes in the ownership of any of our five percent stockholders.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock, or publishes unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “target”, “potential”, “will”, “would”, “could”, “should”, “continue”, “contemplate”, or the negative of these terms or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

The forward-looking statements in this prospectus include, among other things, statements about our intentions, beliefs, projections, outlook, analyses or expectations concerning, among other things, our plans to develop and commercialize our product candidates, our ongoing and planned preclinical studies and clinical trials, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates, our relationships with our collaborators and the potential for additional future collaborations, the degree of clinical utility of our products, particularly in specific patient populations, expectations regarding clinical trial data, the applicability of our Tarmogen platform to address new indications, our results of operations, financial condition, liquidity, need for financing, prospects, growth and strategies, the industry in which we operate and the trends that may affect the industry or us.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

We obtained the industry, market and competitive position data in this prospectus from our own internal estimates and research as well as from industry and general publications and research surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the market definitions we use are appropriate, neither such research nor these definitions have been verified by any independent source.

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USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of             shares of common stock in this offering will be approximately $             million (or approximately $             million if the underwriters’ over-allotment option is exercised in full), assuming an initial public offering price of $             per share, which is the midpoint of the price range listed on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) our net proceeds from this offering by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of shares of common stock offered by us would increase (decrease) our net proceeds from this offering by approximately $             million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to support our operations, to create a public market for our common stock and to facilitate our future access to the public equity markets. We currently expect to use the net proceeds of this offering as follows:

•	approximately $ million to advance one or more of our preclinical infectious disease product candidates through a Phase 2 clinical trial;

•	approximately $ million to prepare our manufacturing facility and process for commercial-scale production of Tarmogens;

•	approximately $ million to support manufacturing for our trials for GI-4000, GI-6207 and GI-6301; and

•	the remainder for working capital and other general corporate purposes, including hiring of additional personnel and expenses associated with being a public company.

Although it is difficult to predict future liquidity requirements, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents and contingent, future milestone payments under our collaboration agreements, will allow us to fund our operations through at least the end of                     . This expected use of net proceeds from this offering represents our intention based upon our current plans and business conditions. The amounts and timing of our actual expenditures depend on numerous factors, including the ongoing status of, and results from, clinical trials and other studies, achievement of milestones under our existing collaborations, any additional collaborations that we may enter into with third parties for our product candidates and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Pending use of the proceeds from this offering, we intend to invest the proceeds in a variety of capital preservation investments, including short-term, interest-bearing investment grade securities, certificates of deposit or government securities.

DIVIDEND POLICY

We have never declared or paid any dividends on our common stock. We anticipate that we will retain all of our future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying cash dividends in the foreseeable future.

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CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2012 on:

•	an actual basis;

•

a pro forma basis to give effect to the conversion of all of our outstanding preferred stock into 86,538,194 shares of common stock, which will take place automatically upon completion of this offering in accordance with the terms of our preferred stock and the reclassification of our preferred stock warrant liability of $5,922,163 to additional paid-in capital upon the completion of the offering; and

•

a pro forma as adjusted basis to give further effect to the issuance and sale of             shares of common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the receipt by us of the proceeds of such sale.

You should read this information together with our financial statements and the related notes appearing elsewhere in this prospectus, and the information set forth under the headings “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information contained in this prospectus.

	As of March 31, 2012 (unaudited)
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(in thousands, except share data)
Cash and cash equivalents	$10,703	10,703

Convertible preferred stock, $0.001 par value: authorized 93,980,000 shares, issued and outstanding 86,538,194 shares, actual; authorized, issued and outstanding no shares, pro forma and pro forma as adjusted	165,663	—
Stockholders’ equity (deficit)
Preferred stock, par value $0.001 per share; no shares authorized, issued or outstanding, actual; shares authorized and no shares issued and outstanding, pro forma and pro forma as adjusted	—	—
Common stock, $0.001 par value: authorized 112,500,000 shares, issued and outstanding 2,758,685 shares, actual; 89,296,879 shares issued and outstanding pro forma and shares issued and outstanding pro forma as adjusted	3	90
Additional paid-in capital	—	171,499
Accumulated deficit	(187,612)	(187,612)

Total stockholders’ equity (deficit)	(187,609)	(16,023)

Total capitalization	$(21,946)	(16,023)

(1)	The unaudited pro forma balance sheet as of March 31, 2012 reflects the automatic conversion of all outstanding shares of redeemable, convertible preferred stock as of that date into 86,538,194 shares of common stock and the reclassification of the preferred stock warrant liability of $5,922,163 to additional paid-in capital, each of which will occur upon completion of this offering. The preferred stock converts to common stock on an assumed one-for-one basis for all series of preferred stock.
(2)	The pro forma as adjusted balance sheet data as of March 31, 2012 gives further effect to our receipt of the estimated net proceeds from the sale of shares of common stock by us in this offering at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

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The number of shares of our common stock that will be outstanding upon completion of this offering is based on 89,296,879 shares of common stock outstanding as of March 31, 2012 after giving effect to the conversion of our outstanding preferred stock into common stock upon completion of this offering, and excludes:

•	12,168,449 shares of common stock issuable upon the exercise of outstanding options under our 2002 stock incentive plan, at a weighted average exercise price of $0.25 per share;

•

3,469,512 shares of common stock issuable upon the exercise of outstanding warrants to purchase preferred stock, which will convert into warrants to purchase common stock upon completion of this offering, at a weighted average exercise price of $1.42 per share;

•

59,796 shares of common stock issuable upon the exercise of an outstanding warrant to purchase common stock at an exercise price of $0.15 per share, which warrant expires upon completion of this offering;

•

            shares of common stock reserved for future issuance under our 2012 equity incentive plan, plus annual increases in the number of shares of common stock reserved for future issuance pursuant to the “evergreen provision” of such plan, as more fully described in “Executive and Director Compensation—Employee Benefit Plans—2012 Equity Incentive Plan”; and

•

            shares of common stock reserved for future issuance under our 2012 employee stock purchase plan, plus annual increases in the number of shares of common stock reserved for future issuance pursuant to the “evergreen provision” of such plan, as more fully described in “Executive and Director Compensation—Employee Benefit Plans—2012 Employee Stock Purchase Plan”.

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DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock immediately after this offering. Net tangible book value (deficit) per share of our common stock is determined at any date by subtracting our total liabilities and preferred stock from the amount of our total tangible assets (total assets less intangible assets) and dividing the difference by the number of shares of our common stock deemed to be outstanding at that date.

Our historical net tangible book value (deficit) as of March 31, 2012 was $(187.6) million or $(68.01) per share of our common stock. On a pro forma basis, after giving effect to the conversion of all of our outstanding preferred stock into an aggregate of 86,538,194 shares of common stock as well as the reclassification of our preferred stock warrant liability to additional paid-in capital upon completion of this offering, our pro forma net tangible book value (deficit) as of March 31, 2012 would have been $(16.0) million or $(0.18) per share of our pro forma outstanding common stock.

Investors participating in this offering will incur substantial dilution. After giving effect to the issuance and sale by us of                 shares of common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the price range listed on the cover page of this prospectus, less underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2012 would have been $             million, or $             per share. This represents an immediate increase in pro forma net tangible book value per share of $             to existing stockholders and immediate dilution of $             in pro forma net tangible book value per share to new investors purchasing common stock in this offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors.

The following table illustrates this dilution on a per share basis.

Assumed initial public offering price per share		$
Historical net tangible book value per share as of March 31, 2012 (unaudited)	$(68.01)

Pro forma increase in net tangible book value per share attributable to pro forma transactions described in preceding paragraphs	67.83

Pro forma net tangible book value per share as of March 31, 2012 (unaudited)	(0.18)

Pro forma increase in net tangible book value per share attributable to investors participating in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution of pro forma as adjusted net tangible book value per share to new investors		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the price range listed on the cover page of this prospectus, would increase (decrease) our pro forma net tangible book value per share by approximately $            , our pro forma as adjusted net tangible book value per share by approximately $             and our dilution per share to new investors in this offering by approximately $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters’ over-allotment option is exercised in full, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be $             per share, which amount represents an immediate increase in net tangible book value of $             per share of our common stock to existing stockholders and an immediate dilution in net tangible book value of $             per share of our common stock to new investors purchasing shares of common stock in this offering.

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The following table summarizes, on the pro forma as adjusted basis described above as of March 31, 2012, the difference between the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by our existing stockholders and by investors purchasing shares in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range listed on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us. Investors purchasing shares of our common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing Stockholders before this offering	89,296,879		$119,076,728		$1.33
New Investors participating in this offering

Total		100.0%		100.0%

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the total consideration paid by new investors by $         million and increase (decrease) the percentage of total consideration paid by new investors by approximately     %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, each increase (decrease) of one million shares in the number of shares of common stock offered by us would increase (decrease) the total consideration paid by new investors by $         million and increase (decrease) the percentage of total consideration paid by new investors by approximately     %, assuming that the assumed initial public offering price remains the same.

The foregoing calculations exclude the following shares as of March 31, 2012:

•	12,168,449 shares of common stock issuable upon the exercise of outstanding options under our 2002 stock incentive plan, at a weighted average exercise price of $0.25 per share;

•

3,469,512 shares of common stock issuable upon the exercise of warrants to purchase preferred stock, which will convert into warrants to purchase common stock upon completion of this offering, at a weighted average exercise price of $1.42 per share;

•

59,796 shares of common stock issuable upon the exercise of an outstanding warrant to purchase common stock at an exercise price of $0.15 per share, which warrant expires upon completion of this offering;

•

            shares of common stock reserved for future issuance under our 2012 equity incentive plan, plus annual increases in the number of shares of common stock reserved for future issuance pursuant to the “evergreen provision” of such plan, as more fully described in “Executive and Director Compensation—Employee Benefit Plans—2012 Equity Incentive Plan”; and

•

            shares of common stock reserved for future issuance under our 2012 employee stock purchase plan, plus annual increases in the number of shares of common stock reserved for future issuance pursuant to the “evergreen provision” of such plan, as more fully described in “Executive and Director Compensation—Employee Benefit Plans—2012 Employee Stock Purchase Plan”.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital by issuing equity securities or convertible debt, your ownership will be further diluted.

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SELECTED FINANCIAL DATA

The following selected financial data should be read together with our financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

We derived the statements of operations data for the years ended December 31, 2009, 2010 and 2011 and the balance sheet data as of December 31, 2010 and 2011 from our audited financial statements included elsewhere in this prospectus. We derived the summary statement of operations data for the years ended December 31, 2007 and 2008 and the balance sheet data as of December 31, 2007, 2008 and 2009 from our audited financial statements not included in this prospectus. The selected statement of operations data for the three months ended March 31, 2011 and 2012 and the selected balance sheet data as of March 31, 2012 are derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited interim financial information has been prepared on a basis consistent with our audited financial statements included in this prospectus and includes all adjustments, consisting only of normal recurring adjustments, that, in the opinion of management, are necessary for a fair presentation of such financial information. Our historical results are not necessarily indicative of our future results and our interim results are not necessarily indicative of results to be expected for the full year.

						Three Months Ended March 31,
	Year Ended December 31,
	2007	2008	2009	2010	2011	2011	2012
						(unaudited)
	(in thousands, except share and per share amounts)
Statement of Operations Data:
Revenue	$—	—	2,542	4,068	5,108	1,017	2,647
Operating expenses:
Research and development	14,219	23,313	16,016	14,130	12,063	3,277	3,131
General and administrative	3,656	3,851	5,048	4,362	4,686	992	919
Depreciation and amortization	1,925	1,948	1,853	1,331	952	253	230

Total operating expenses	19,800	29,112	22,917	19,823	17,701	4,522	4,280

Loss from operations	(19,800)	(29,112)	(20,375)	(15,755)	(12,593)	(3,505)	(1,633)
Other income (expense)	—		(1,453)	959	(1,132)	321	(618)
Interest expense	(734)	(426)	(312)	—	—	—	—
Interest income	1,002	403	3	4	—	—	—

Net loss	(19,532)	(29,135)	(22,137)	(14,792)	(13,725)	(3,184)	(2,251)
Preferred stock dividends and accretion of offering costs to redemption value	(5,128)	(7,187)	(8,405)	(10,564)	(11,316)	(2,829)	(3,026)

Net loss applicable to common stockholders	$(24,660)	(36,322)	(30,542)	(25,356)	(25,041)	(6,013)	(5,277)

Basic and diluted net loss per common share(1)	$(9.75)	(14.24)	(11.60)	(9.43)	(9.08)	(2.22)	(1.91)

Common shares used in the computation of basic and diluted net loss per common share(1)	2,528,549	2,551,076	2,632,265	2,690,025	2,758,332	2,713,669	2,758,685

Pro forma basic and diluted net loss per common share (unaudited)(2)					$(0.14)		(0.02)

Pro forma basic and diluted weighted average common shares outstanding (unaudited)(2)					89,296,526		89,296,879

(1)	See Note 3 to our financial statements appearing elsewhere in this prospectus for an explanation of the method used to calculate the historical net loss attributable to common stockholders per share and the number of common shares used in the computation of historical per share amounts.

(2)	See Note 3 to our financial statements appearing elsewhere in this prospectus for an explanation of the method used to calculate the pro forma net loss per common share and pro forma weighted average common shares outstanding. The pro forma net loss per common share and pro forma weighted average common shares outstanding assume the conversion of our outstanding preferred stock into an aggregate of 86,538,194 shares of common stock as of December 31, 2011 and March 31, 2012.

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	As of December 31,					As of March 31, 2012

	2007	2008	2009	2010	2011
						(Unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$31,507	3,789	22,524	20,291	15,155	10,703
Working capital	27,800	(1,481)	16,020	14,281	2,134	(839)
Total assets	37,912	8,037	24,911	23,672	17,745	13,140
Total liabilities	7,951	6,964	34,784	30,067	37,504	35,086
Redeemable convertible preferred stock	96,436	103,623	122,886	151,321	162,638	165,663
Accumulated deficit	(66,477)	(102,552)	(132,761)	(157,719)	(182,399)	(187,612)
Total stockholders’ deficit	(66,475)	(102,550)	(132,759)	(157,716)	(182,397)	(187,609)

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes that appear elsewhere in this prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed below. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors”.

Overview

We are a biopharmaceutical company focused on developing therapeutic products for cancer and infectious diseases based on our proprietary Tarmogen platform. We have four Tarmogen product candidates in five ongoing clinical trials. Our lead cancer product candidate, GI-4000, is being evaluated in combination with gemcitabine in a fully enrolled, placebo-controlled Phase 2b trial in resected pancreas cancer. Our lead infectious disease product candidate, GI-5005, has completed a Phase 2b trial in chronic HCV infection. Collaborations with biopharmaceutical companies and research institutions have allowed us to advance the development of our Tarmogen product candidates while managing our own investment in these product candidates. We have two strategic collaborations, one with Celgene for all oncology product candidates and one with Gilead for chronic HBV infection product candidates.

We are not profitable and have incurred significant net losses in each year since our inception, including net losses of $2.3 million, $13.7 million, $14.8 million and $22.1 million for the three months ended March 31, 2012, and the years ended December 31, 2011, 2010 and 2009, respectively. As of March 31, 2012, we had an accumulated deficit of $187.6 million. Our losses have resulted principally from costs incurred in our discovery and development activities. We anticipate that our operating losses will substantially increase over the next several years as we expand our discovery, research and development activities, including the clinical development of our Tarmogen product candidates.

Because of the numerous risks and uncertainties associated with biopharmaceutical product development and commercialization, we are unable to accurately predict the timing or amount of future expenses or when, or if, we will be able to achieve or maintain profitability. Currently, we have no products approved for commercial sale, and to date we have not generated any product revenue. We have financed our operations primarily through the sale of equity securities, upfront payments pursuant to our collaboration agreements, government grants and capital lease and equipment financing. The size of our future net losses will depend, in part, on the magnitude and timing of changes in our expenses, as well as the level and rate of growth, if any, of our revenues. Our ability to achieve profitability is dependent on our ability, alone or with others, to complete the development of our product candidates successfully, obtain required regulatory approvals, manufacture and market our potential products successfully or have such products manufactured and marketed by others, and gain market acceptance for such products. There can be no assurance as to whether or when we will achieve profitability.

We were incorporated as Ceres Pharmaceuticals, Ltd. in Colorado on February 10, 1995. We changed our name to GlobeImmune, Inc. on May 26, 2001, and reincorporated in Delaware on June 5, 2002.

Financial Operations Overview

Revenue

We currently derive our revenue from the amortization of the upfront payments received in 2009 and 2011 for research funding via our collaboration agreements with Celgene and Gilead, respectively. Our collaboration agreements also provide opportunities to derive revenue from milestone payments, license fees, reimbursement of costs, and fees paid for the manufacturing of drug candidates.

In May 2009, in connection with our collaboration with Celgene, we received a non-refundable, upfront payment of $30.0 million. We were initially recognizing the upfront payment over 7.3 years, the estimated term

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of performance under the collaboration, commencing at the time of execution of the agreement in May 2009. We subsequently adjusted the estimated term to 8.1 years in June 2011 due to our revised estimate of the time of completion of performance. In October 2011, we signed an amendment to our collaboration with Celgene pursuant to which we received an additional non-refundable payment of $1.0 million at the time of execution of the amendment and an additional $0.3 million in April 2012. The additional payments are being recognized over the same estimated remaining term as the upfront payment.

In November 2011, we received a non-refundable, upfront payment of $10.0 million in connection with our collaboration with Gilead, $8.1 million of which we are recognizing over 1.2 years, the estimated term of performance for the preclinical and IND filing obligations, commencing at the time of execution of the collaboration agreement in October 2011, and the remainder of which we intend to recognize over 0.8 years commencing in January 2013 over the estimated term of a Phase 1a clinical trial.

In the future, additional contract revenues under our collaboration agreements may include payments for achieving research milestones, license payments for product candidates, as well as payments for such licensed product candidates achieving development, regulatory and commercial milestones, and royalties on net product sales.

Revenue recognition related to upfront payments and milestone payments could be accelerated in the event of early termination of drug programs or, alternatively, decelerated if programs are extended. As such, while changes to such estimates have no impact on our reported cash flows, our reported revenue is significantly influenced by our estimates of the period over which our obligations are expected to be performed.

We have no products approved for sale, have not generated any revenues from product sales and do not expect to generate any revenue from the sale of products in the near future. If our discovery or development efforts result in clinical success and regulatory approval or additional collaboration agreements with third parties for any of our product candidates, we may generate revenues.

Research and Development Expense

Research and development expense consists of:

•	personnel related expenses, including salaries, benefits, stock-based compensation, travel, and related costs for the personnel involved in drug discovery and development;

•	payments we make to third-party contract research organizations, contract manufacturers, investigative sites, consultants and other clinical trial costs;

•	technology and intellectual property license costs;

•	manufacturing costs;

•	activities relating to regulatory filings and the advancement of our product candidates through preclinical studies and clinical trials; and

•	facilities and other allocated expenses, which include direct and allocated expenses for rent and facility maintenance, as well as laboratory and other supplies.

We have multiple research and development projects ongoing at any one time. We utilize our internal resources, employees and infrastructure across multiple projects. We do not believe that allocating internal costs on the basis of estimates of time spent by our employees would accurately reflect the actual costs of a project. We do, however, record and maintain information regarding external, out-of-pocket research and development expenses on a project-specific basis.

We expense research and development costs as incurred, including payments made to date under our in-licensing agreements. We believe that significant investment in product development is a competitive necessity and plan to continue these investments in order to realize the potential of our product candidates; therefore, we expect our research and development expense to increase as we continue to develop our product candidates.

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The following table summarizes our principal product development programs and the expenses incurred with respect to each product candidate.

Research and Development Expense

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
				(unaudited)
	(in thousands)
GI-4000	$5,419	5,093	3,614	1,029	1,305
GI-5005	4,033	3,404	1,846	970	188
GI-6207	504	477	482	75	115
GI-6301	—	29	701	36	147
GI-13000	—	29	682	25	230
Other research and development	110	32	565	122	122
Compensation and benefits	5,950	5,066	4,173	1,020	1,024

Total	$16,016	14,130	12,063	3,277	3,131

The successful development of our product candidates is uncertain. We cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the remainder of the development of, or the period, if any, in which material net cash inflows may commence from any of our clinical or preclinical product candidates. This uncertainty is due to the numerous risks and uncertainties associated with the duration and cost of clinical trials which vary significantly over the life of a project as a result of differences arising during clinical development, including:

•	the number of clinical sites included in the trials;

•	the length of time required to enroll suitable patients;

•	the number of patients that ultimately participate in the trials; and

•	the results of our clinical trials.

Our expenditures are subject to additional uncertainties, including the terms and timing of collaboration agreements, clinical trial expenses, regulatory approvals, and the expense of filing, prosecuting, defending and enforcing any patent claims or other intellectual property rights. We may obtain unexpected results from our clinical trials. We may elect to discontinue, delay or modify clinical trials of some product candidates or focus on others. A change in the outcome of any of the variables with respect to the development of a product candidate could mean a significant change in the costs and timing associated with the development of that product candidate. For example, if the FDA or other regulatory authorities were to require us to conduct clinical trials beyond those which we anticipate, or if we experience significant delays in enrollment in any of our clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development.

General and Administrative Expense

General and administrative expense primarily consists of salaries and other related costs, including stock-based compensation expense, for employees and consultants in our executive, finance, accounting, legal, information technology and human resource departments. Other general and administrative expenses include facility-related costs not otherwise included in research and development expense, promotional expenses, costs associated with industry and trade shows, and professional fees for legal services, including patent-related expense, insurance and accounting services.

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We anticipate that our general and administrative expense will continue to increase over the next several years for the following reasons, among others:

•

increased payroll, expanded infrastructure and higher consulting, legal, auditing and tax services and investor relations costs, and director and officer insurance premiums associated with being a public company;

•	increased expenses to support our research and development activities, which we expect to expand as we continue to advance the clinical development of our product candidates; and

•

we may also begin to incur expenses related to the planned sales and marketing of our product candidates in anticipation of commercial launch before we receive regulatory approval, if any, of a product candidate.

Depreciation and Amortization Expense

Depreciation and amortization primarily consists of the depreciation of property and equipment using the straight-line method over the respective estimated useful lives of such property and equipment, or in the case of leasehold improvements, the shorter of the related lease term or the estimated useful life.

Other Income (Expense)

Other income (expense) primarily consists of the gain or loss due to the change in the fair value of preferred stock warrants and also includes one-time federal government funds received in 2010. The future gains or losses, prior to the completion of this offering, on the change in the fair value of preferred stock warrants will fluctuate based on the future fair market value of our preferred stock, the prevailing interest rates at the date of valuation, the remaining term of the warrants and the volatility of the future fair market value of our preferred stock. Subsequent to the completion of this offering, the change in fair value of the preferred stock warrants will no longer be applicable, and as such the requirements for liability classification and mark-to-market adjustments will cease.

Preferred Stock Accretion

Preferred stock accretion consists of the accretion of the preferred stock issuance price to its redemption price and accretion of issuance costs on preferred stock. The issuance costs on the shares of our preferred stock were recorded as a reduction to the carrying amount of the stock when issued, and are accreted to preferred stock ratably through January 8, 2015, the date the preferred stock may first be redeemed in part, by a charge to additional paid-in capital and loss attributable to common stockholders. All of our preferred stock will convert into common stock upon completion of this offering and, as a result, we will no longer record accretion on the preferred stock.

Tax Loss Carryforwards

As of December 31, 2011, we had net operating loss carryforwards of $105.0 million and federal research credit carryforwards of $5.8 million that expire at various dates from 2018 through 2031. Sections 382 and 383 of the Internal Revenue Code of 1986 limit a corporation’s ability to utilize its net operating loss carryforwards and certain other tax attributes (including research credits) to offset any future taxable income or tax if the corporation experiences a cumulative ownership change of more than 50% over any rolling three year period. An ownership change can therefore result in significantly greater tax liabilities than a corporation would incur in the absence of such a change and any increased liabilities could adversely affect the corporation’s business, results of operations, financial condition and cash flow.

Based on an analysis, as defined by Section 382, from our inception in February 1995 through December 31, 2011, we have experienced Section 382 ownership changes in June 2003 and August 2007. These two ownership changes limit our ability to utilize our federal net operating loss carryforwards (and certain other tax attributes) that accrued prior to the 2003 and 2007 ownership changes.

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Additional analysis will be required to determine whether changes in our ownership that will result from this offering have caused or will cause another ownership change to occur, and the conclusions will depend on the terms of this offering and other information that may not be available to us until after this offering has occurred. Any such change could result in significant limitations on all of our net operating loss carryforwards and other tax attributes.

Even if another ownership change has not occurred and does not occur as a result of this offering, additional ownership changes may occur in the future as a result of additional equity offerings or events over which we will have little or no control, including purchases and sales of our equity by our five percent stockholders, the emergence of new five percent stockholders, redemptions of our stock or certain changes in the ownership of any of our five percent stockholders.

Results of Operations

Comparison of the Three Months Ended March 31, 2011 and 2012

The following table sets forth our results for the periods shown.

	Three Months Ended March 31,		Increase (Decrease)	% Increase (Decrease)
	2011	2012
	(in thousands, except percentages)
	(unaudited)
Revenue	$1,017	2,647	1,630	160%
Operating expenses:
Research and development	3,277	3,131	(146)	(4)
General and administrative	992	919	(73)	(7)
Depreciation and amortization	253	230	(23)	(9)

Total operating expenses	4,522	4,280	(242)	(5)

Loss from operations	(3,505)	(1,633)	1,872	(53)
Other income (expense)	321	(618)	(939)	(293)

Net loss	$(3,184)	(2,251)	933	(29%)

Revenues.    Revenues for the three months ended March 31, 2012 were $2.6 million compared to $1.0 million for the three months ended March 31, 2011, an increase of $1.6 million. The increase was due to revenues recognized under the October 2011 collaboration agreement with Gilead.

Research and Development Expense.    Research and development expense for the three months ended March 31, 2012 was $3.1 million compared to $3.3 million for the three months ended March 31, 2011, a decrease of $0.2 million. The decrease was due to a $0.8 million decrease in expenses attributable to the GI-5005 program due to the completion of the GI-5005 Phase 2b clinical trial, a $0.3 million increase in the GI-4000 program costs related to the Phase 2b clinical trial, a $0.2 million increase in the GI-13000 program and an increase of $0.1 million in other preclinical programs.

General and Administrative Expense.    General and administrative expense for the three months ended March 31, 2012 was $0.9 million compared to $1.0 million for the three months ended March 31, 2011, a decrease of $0.1 million. The decrease was due to a reduction in legal costs from those incurred for the Gilead collaboration agreement in 2011.

Depreciation and Amortization Expense.    Depreciation and amortization expense for the three months ended March 31, 2012 was $0.2 million compared to $0.3 million for the three months ended March 31, 2011, a decrease of $0.1 million. The decrease in depreciation expense was due to assets reaching the end of their estimated useful life for depreciation purposes.

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Other Income (Expense).    Other expense for the three months ended March 31, 2012 was $0.6 million compared to other income of $0.3 million for the three months ended March 31, 2011, a decrease of $0.9 million. The increase in other expense was due to a $0.6 million increase in the preferred stock warrant values during the three months ended March 31, 2012 compared to a $0.3 million decrease in the preferred stock warrant values during the three months ended March 31, 2011.

Comparison of the Years Ended December 31, 2010 and 2011

The following table sets forth our results for the periods shown.

	Year Ended December 31,		Increase (Decrease)	% Increase (Decrease)
	2010	2011
	(in thousands, except percentages)
Revenue	$4,068	5,108	1,040	26%
Operating expenses:
Research and development	14,130	12,063	(2,067)	(15)
General and administrative	4,362	4,686	324	7
Depreciation and amortization	1,331	952	(379)	(28)

Total operating expenses	19,823	17,701	(2,122)	(11)

Loss from operations	(15,755)	(12,593)	3,162	(20)
Other income (expense)	959	(1,132)	(2,091)	(218)
Interest income	4	—	(4)	(100)

Net loss	$(14,792)	(13,725)	1,067	(7%)

Revenues.    Revenues for the year ended December 31, 2011 were $5.1 million compared to $4.1 million for the year ended December 31, 2010, an increase of $1.0 million. The increase was due to revenues recognized under the October 2011 collaboration agreement with Gilead.

Research and Development Expense.    Research and development expense for the year ended December 31, 2011 was $12.1 million compared to $14.1 million for the year ended December 31, 2010, a decrease of $2.0 million. The decrease was primarily due to the following:

•	a $1.6 million decrease in expenses related to the completion of the GI-5005 Phase 2b clinical trial in 2010;

•	a $1.5 million decrease in the GI-4000 program Phase 2b clinical trial as the number of patients being followed in the trial decreased; and

•	a $0.9 million decrease in compensation and benefits due to a layoff of 14 employees in July 2010 that was intended to conserve cash resources.

These decreases were offset during the year ended December 31, 2011 by a $2.0 million increase in expenses related to GI-13000, GI-6301 and other preclinical programs.

General and Administrative Expense.    General and administrative expense for the year ended December 31, 2011 was $4.7 million compared to $4.4 million for the year ended December 31, 2010, an increase of $0.3 million. The increase was due a $0.3 million increase in personnel costs for severance costs and a $0.4 million net increase in legal costs incurred for our collaboration agreement with Gilead and patent prosecution costs related to our intellectual property. These increases were offset by lower business development and investor relation costs of $0.2 million and a $0.2 million decrease in travel and other costs.

Depreciation and Amortization Expense.    Depreciation and amortization expense for the year ended December 31, 2011 was $1.0 million compared to $1.3 million for the year ended December 31, 2010, a decrease of $0.3 million. In June 2010, the initial term of our lease for our principal executive offices was extended an additional three years from five years to eight years and the remaining life of the leasehold improvements were extended accordingly over the new lease term, lowering our monthly depreciation expense.

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Other Income (Expense).    Other expense for the year ended December 31, 2011 was $1.1 million compared to other income of $1.0 million for the year ended December 31, 2010, a decrease in other income of $2.1 million. In the year ended December 31, 2011, we recorded $1.1 million of expense due to the increase in the estimated fair value of the outstanding preferred stock warrants. In the year ended December 31, 2010, we received $0.7 million of one-time federal government funds and recorded $0.2 million of income from the decrease in the fair value of our outstanding preferred stock warrants and $0.1 million of other income.

Comparison of the Years Ended December 31, 2009 and 2010

The following table sets forth our results for the periods shown.

	Year Ended December 31,		Increase (Decrease)	% Increase (Decrease)
	2009	2010
	(in thousands, except percentages)
Revenue	$2,542	4,068	1,526	60%
Operating expenses:
Research and development	16,016	14,130	(1,886)	(12)
General and administrative	5,048	4,362	(686)	(14)
Depreciation and amortization	1,853	1,331	(522)	(28)

Total operating expenses	22,917	19,823	(3,094)	(14)

Loss from operations	(20,375)	(15,755)	4,620	(23)
Other income (expense)	(1,453)	959	2,412	(166)
Interest expense	(312)	—	312	100
Interest income	3	4	1	33

Net loss	$(22,137)	(14,792)	7,345	(33% )

Revenues.    Revenues for the year ended December 31, 2010 were $4.1 million compared to $2.5 million for the year ended December 31, 2009, an increase of $1.6 million. The increase was due to recognizing a full year of revenue in 2010 under our May 2009 collaboration agreement with Celgene.

Research and Development Expense.    Research and development expense for the year ended December 31, 2010 was $14.1 million compared to $16.0 million for the year ended December 31, 2009, a decrease of $1.9 million. The decrease was primarily due to a $0.6 million decrease in expenses related to the GI-5005 program, a decrease in personnel costs of $0.9 million due to a layoff of 14 employees in July 2010 that was intended to conserve cash resources, and other decreases of $0.4 million.

General and Administrative Expense.    General and administrative expense for the year ended December 31, 2010 was $4.4 million compared to $5.0 million for the year ended December 31, 2009, a decrease of $0.6 million. The decrease was due to a $0.3 million decrease in personnel costs due to lower bonus costs and a $0.3 million net decrease in legal fees incurred due to legal fees incurred in 2009 related to the Celgene collaboration with no corresponding legal fees in 2010.

Depreciation and Amortization Expense.    Depreciation and amortization expense for the year ended December 31, 2010 was $1.3 million compared to $1.9 million for the year ended December 31, 2009, a decrease of $0.6 million. In June 2010, the term of our lease for our principal executive offices was extended an additional three years from five years to eight years and the remaining life of the leasehold improvements were extended accordingly over the new lease term, lowering our monthly depreciation expense.

Other Income (Expense).    Other income for the year ended December 31, 2010 was $1.0 million compared to other expense of $1.5 million for the year ended December 31, 2009, an increase in other income of $2.5 million. In the year ended December 31, 2010, we received $0.7 million of one-time federal government funds, recorded $0.2 million of income from the decrease in the fair value of our outstanding preferred stock

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warrants and other income of $0.1 million. In the year ended December 31, 2009, we recorded $0.9 million of expense due to the increase in the estimated fair value of the outstanding preferred stock warrants, as well as a loss upon the extinguishment of convertible notes of $0.6 million.

Interest Expense.    Interest expense for the year ended December 31, 2010 was $0 compared to $0.3 million for the year ended December 31, 2009, a decrease of $0.3 million. In the year ended December 31, 2009, we recorded $0.1 million of interest expense from equipment loans and $0.2 million of interest expense on $3.0 million of notes that were converted into shares of preferred stock.

Liquidity and Capital Resources

Since our inception through March 31, 2012, we have funded our operations principally through the receipt of $161.1 million, consisting of: $108.2 million of net proceeds from the private placement of preferred equity securities; $0.5 million from the sale of common stock; $5.9 million of net proceeds from the private placement of notes; $31.0 million received under the Celgene collaboration; $10.0 million received under the Gilead collaboration; and receipt of $5.5 million from research grants. We had cash and cash equivalents of $10.7 million as of March 31, 2012. Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Our funds are currently held in cash and money market funds that are invested in securities issued by the U.S. Treasury.

Based on our current level of operations, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents will provide adequate funds for ongoing operations, planned capital expenditures and working capital requirements for at least the next 12 months. Successful completion of our research and development programs, and ultimately, the attainment of profitable operations are dependent upon future events, including completion of our development activities resulting in commercial products and/or technology, obtaining adequate financing to complete our development activities, progress of collaboration arrangements, market acceptance and demand for our products, and attracting and retaining qualified personnel.

The following table sets forth the primary sources and uses of cash for each of the periods set forth below.

Sources and Uses of Cash

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
				(unaudited)
	(in thousands)
Net cash provided by (used in) operating activities	$8,037	(17,792)	(5,005)	(4,209)	(4,444)
Net cash used in investing activities	(136)	(2,325)	(133)	(18)	(8)
Net cash provided by financing activities	10,834	17,885	1	1	—

Net increase (decrease) in cash and cash equivalents	$18,735	(2,232)	(5,137)	(4,226)	(4,452)

Operating Activities

For the years ended December 31, 2009, 2010 and 2011 and the three months ended March 31, 2011 and 2012, our operating activities provided (used) cash of $8.0 million, $(17.8) million, $(5.0) million, $(4.2) million and $(4.4) million, respectively. The use of cash in all periods primarily resulted from our net losses adjusted for non-cash items and changes in operating assets and liabilities. The cash provided by operating activities of $8.0 million for the year ended December 31, 2009 was primarily due to a net loss of $22.1 million primarily attributed to research and development activities offset by an increase in deferred revenue of $27.5 million due to the $30.0 million upfront Celgene payment. The cash used in operating activities of $(17.8) million for the year ended December 31, 2010 was primarily due to a net loss of $14.8 million primarily attributed to research and development activities and a decrease in deferred revenue of $4.1 million. The cash used in operating activities of $(5.0) million for the year ended December 31, 2011 was primarily due to a net loss of $13.7 million primarily

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attributed to research and development activities offset by an increase in deferred revenue of $5.8 million primarily due to the proceeds from the Gilead collaboration agreement. The cash used in operating activities of $(4.2) million for the three months ended March 31, 2011 was primarily due to a net loss of $3.2 million primarily attributed to research and development activities and a decrease in deferred revenue of $1.0 million. The cash used in operating activities of $(4.4) million for the three months ended March 31, 2012 was primarily due to a net loss of $2.3 million primarily attributed to research and development activities and a decrease in deferred revenue of $2.6 million.

Investing Activities

For the years ended December 31, 2009, 2010 and 2011 and the three months ended March 31, 2011 and 2012, our investing activities used cash of $(0.1) million, $(2.3) million, $(0.1) million, $0 and $0, respectively, and was primarily attributable to the purchase of fixed assets. The cash used of $2.3 million for the year ended December 31, 2010 was primarily due to the purchase of manufacturing equipment and leasehold improvements.

Financing Activities

For the years ended December 31, 2009, 2010, 2011 and the three months ended March 31, 2011 and 2012, our financing activities provided cash of $10.8 million, $17.9 million, $0, $0 and $0, respectively. The $10.8 million of cash provided for the year ended December 31, 2009 is the result of the sale of preferred stock for net proceeds of $9.9 million and the issuance of notes for net proceeds of $3.0 million, offset by the repayment of equipment loans of $1.9 million. The cash provided of $17.9 million for the year ended December 31, 2010 is the result of the sale of preferred stock for net proceeds of $17.9 million.

Operating Capital Requirements

We anticipate that we will continue to generate significant operating losses for the next several years as we incur expenses related to the research and development of our product candidates, expand our corporate infrastructure and potentially build out our commercial manufacturing capabilities. We believe that the net proceeds from this offering, together with our existing cash and cash equivalents and contingent, future milestone payments under our collaboration agreements will allow us to fund our operations through at least the next 12 months. The amounts and timing of our actual expenditures depend on numerous factors, including the ongoing status of, and results from, clinical trials and other studies, achievement of milestones under our existing collaborations, any additional collaborations that we may enter into with third parties for our product candidates and any unforeseen cash needs.

We may seek to sell additional equity or debt securities or obtain a credit facility if our available cash and cash equivalents are insufficient to satisfy our liquidity requirements or if we develop additional opportunities to do so. The sale of additional equity and debt securities may result in additional dilution to our stockholders. If we raise additional funds through the issuance of debt securities or preferred stock, these securities could have rights senior to those of our common stock and could contain covenants that would restrict our operations. We may require additional capital beyond our currently forecasted amounts. Any such required additional capital may not be available on reasonable terms, if at all. If we were unable to obtain additional financing, we may be required to reduce the scope of, delay or eliminate some or all of our planned research, development and commercialization activities, which could harm our business.

Because of the numerous risks and uncertainties associated with research, development and commercialization of biopharmaceutical products, we are unable to estimate the exact amounts of our working capital requirements. Our future funding requirements will depend on many factors, including, but not limited to:

•	the scope, rate of progress, results and costs of our preclinical studies, clinical trials and other research and development activities;

•	the scope, rate of progress and costs of our manufacturing development and commercial manufacturing activities;

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•	the cost, timing and outcomes of regulatory proceedings (including FDA review of any BLA or NDA that we file);

•

payments required with respect to development milestones we achieve under our in-licensing agreements, including any such payments to University of Colorado, or CU, pursuant to our license agreement with them;

•	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;

•	the costs associated with commercializing our product candidates, if they receive regulatory approval;

•	the cost and timing of developing our ability to establish sales and marketing capabilities;

•	competing technological efforts and market developments;

•	changes in our existing research relationships;

•	our ability to establish collaborative arrangements to the extent necessary;

•	revenues received from any existing or future products; and

•	payments received under any future strategic collaborations.

Critical Accounting Policies and Significant Judgments and Estimates

The discussion and analysis of our financial condition and results of operations are based on our financial statements, which we have prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments, including those described in greater detail below. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 3 to our financial statements included elsewhere in this prospectus, we believe the following items to be the most important accounting policies, including those that affect our more significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

We currently derive our revenue from the amortization of the upfront payments received in 2009 and 2011 for research funding through our collaboration agreements with Celgene and Gilead, respectively. Our collaboration agreements also provide opportunities to derive revenue from milestone payments, license fees, reimbursement of costs, and fees paid for the manufacturing of drug candidates. Our agreements with Celgene and Gilead include fees based on a nonrefundable upfront fee, nonrefundable milestone payments that are triggered upon achievement of specific development or regulatory goals, and future royalties on sales of products that result from the collaboration.

We recognize revenue in accordance with ASC Topic 605 Revenue Recognition (ASC 605). ASC 605 establishes four criteria, each of which must be met, in order to recognize revenue related to the performance of services or the shipment of products. Revenue is recognized when (a) persuasive evidence of an arrangement exists, (b) products are delivered or services are rendered, (c) the sales price is fixed or determinable, and (d) collectability is reasonably assured.

Our collaboration agreements provide for a combination of nonrefundable upfront fees, nonrefundable potential milestone payments based on achievement of specific goals, reimbursement of costs incurred for

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clinical trials, payment received for manufacturing of drug candidates, and future license and royalty fees and are evaluated to determine whether each deliverable under the agreement has value to the customer on a stand-alone basis and whether reliable evidence of fair value for the deliverable exists. Deliverables in an arrangement that do not meet the separation criteria are treated as a single unit of accounting, generally applying applicable revenue recognition guidance for the final deliverable to the combined unit of accounting in accordance with ASC 605.

We recognize revenue from nonrefundable upfront payments on a straight-line basis over the estimated term of performance under the agreement. Since the term is not specifically identifiable in the agreements, we have estimated the performance term based on the likelihood and forecasted achievement of development commitments, and other significant commitments we must achieve. These advance payments are deferred and recorded as deferred revenue upon receipt, pending recognition, and are classified as a short-term or long-term liability in the accompanying balance sheets. We evaluate the likely performance period under our collaboration agreements on a periodic basis. If there are changes to the estimated performance period as a result of the outcome of certain events, the period over which the nonrefundable upfront payments are recognized will be adjusted prospectively. The events that will impact the estimation of the performance period include the progress of the product candidate programs, changes in the terms of our collaboration agreements and, in the case of our collaboration with Celgene, the likelihood of Celgene exercising its options to advance the clinical development of certain product candidates.

Each milestone payment is recognized as revenue when the specific milestone is achieved. To date, we have not recognized any revenue in connection with milestone payments.

Under our agreement with Celgene entered into in May 2009, we recorded the initial $30.0 million upfront payment received in May 2009 as deferred revenue and began recognizing this amount into revenue ratably over a 7.3 year period, which represented the initial expected performance period. We review the expected performance period quarterly and adjust the revenue recognition term if the period changes. In June 2011, we reassessed our performance period under the agreement and revised the expected performance period to 8.1 years due to a longer research and development forecast for GI-6207.

Under our agreement with Gilead entered into in October 2011, we recorded the initial $10.0 million upfront payment received in November 2011 as deferred revenue and we are recognizing approximately $8.1 million of the upfront payment over 1.2 years, which is the estimated term of performance for the preclinical and IND filing obligations, commencing at the time of execution of the collaboration agreement in October 2011, and the remaining portion, approximately $1.9 million, over 0.8 years, commencing in January 2013, which is the estimated term of a Phase 1a clinical trial. We review the expected performance period quarterly and adjust the revenue recognition term if the period changes.

In addition, we may continue to receive nonrefundable milestone payments based on achievement of specific goals, reimbursement of costs incurred for clinical trials, payments received for manufacturing of drug candidates, and future license and royalty fees. In assessing the milestone payments contemplated in our agreements, we have reviewed the criteria for achievement of future milestones. Based on this review, we believe that achievement is uncertain and dependent upon a number of factors which will involve substantial effort. A separate earnings process has been identified for each of the remaining development and commercial milestones, the amounts received will be fixed and determinable and, therefore, we intend to recognize revenue related to these milestones upon achievement. To date, we have not recognized any revenue in connection with milestone payments, reimbursement of costs, payments for manufacture, license fee or royalties.

Revenue recognition related to upfront payments and to milestone payments could be accelerated in the event of early termination of drug programs or alternatively, decelerated, if programs are extended. As such, while changes to such estimates have no impact on our reported cash flows, our reported revenue is significantly influenced by our estimates of the period over which our obligations are expected to be performed.

Accrued Liabilities

As part of the process of preparing our financial statements, we are required to estimate accrued expenses. This process involves identifying services that have been performed on our behalf and estimating the level of

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service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual cost. The majority of our service providers invoice us monthly in arrears for services performed. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us. Examples of estimated accrued expenses include:

•	fees owed to contract research organizations in connection with preclinical and toxicology studies and clinical trials;

•	fees owed to investigative sites in connection with clinical trials;

•	fees owed to contract manufacturers in connection with the production of clinical trial materials;

•	fees owed for professional services;

•	property taxes; and

•	unpaid salaries, wages, and benefits.

Impairment of Long-Lived Assets

The long-lived assets held and used by us are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, we perform an evaluation of recoverability. No asset impairments were recorded during 2009, 2010, 2011 or the three months ended March 31, 2012.

Fair Value of Preferred Stock Warrants

We have issued warrants for the purchase of preferred stock in connection with equipment financings, convertible promissory notes and preferred stock financings. Since the warrants can be exercised for redeemable preferred stock, they have been deemed to be derivative instruments that require liability classification and mark-to-market accounting at each balance sheet date. Subsequent to the completion of this offering, the provisions described above will no longer be applicable and the requirements for liability classification and mark-to-market adjustments will cease.

Upon issuance, we estimated the fair values of these warrants using the Black-Scholes option pricing model with the following assumptions: the estimated fair value of the underlying stock at the valuation measurement date; the risk-free interest rates; the expected dividend rates; the remaining contractual terms of the warrants; and the expected volatility of the underlying preferred stock. Our estimates are based, in part, on subjective assumptions and could differ materially in the future.

At the end of each reporting period, we determine the fair values of the warrants using the Black-Scholes option-pricing model using the following assumptions: the estimated fair value of the underlying preferred stock at the valuation measurement date; the risk-free interest rates; the expected dividend rates; the remaining contractual terms of the warrants; and the expected volatility of the price of the underlying preferred stock with any changes in value during the period recorded as a component of other income (expense). The valuations for the underlying preferred stock are based on valuations performed by an independent third-party valuation specialist that allocate the total equity value of the Company to all classes of stock. We will continue to adjust the fair values of the warrants at each period end for changes in fair value until the earlier of the exercise or expiration of the applicable warrants or the completion of this offering.

There is inherent uncertainty in these estimates and if we had made different assumptions than those described above, the amount of our (gain) loss on change in fair value of preferred stock warrants, net loss and net loss per share amounts could have been significantly different.

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Stock-Based Compensation

To date, stock-based compensation expense has not been material to our financial results. Nevertheless, we expect to make additional equity incentive grants, which will result in additional stock-based compensation expense. Accordingly, described below is the methodology we have employed to date in measuring such expenses.

Stock Option Valuation.    We are required to estimate the grant-date fair value of stock options issued to employees and recognize this cost over the period these awards vest. We estimate the fair value of each option granted using the Black-Scholes option-pricing model. Generally, we have issued employee awards that vest over time. For these awards, we record compensation cost on a straight-line basis over the vesting period. We issue awards that typically vest 25% on the first anniversary of the date of issuance with the remaining options vesting ratably over the next 36 months.

We have issued awards to nonemployee consultants and advisers. All grants to nonemployees are valued using the same fair value method that we use for grants to employees. The compensation cost on these awards is on a straight-line basis over the vesting period. We issue awards which typically vest ratably over 24 to 36 months following the date of grant.

The following table summarizes our assumptions used in the Black-Scholes model for option grants during the last three years and the three months ended March 31, 2012.

Black-Scholes Model Assumptions

	Year Ended December 31,			Three Months Ended March 31, 2012
	2009	2010	2011
				(unaudited)
Exercise price	$0.22 - $0.27	$0.40	$0.32 - $0.40	$0.58
Risk-free interest rate	2.0% - 3.6%	1.8% - 3.6%	1.6% - 3.5%	1.3% - 2.2%
Expected life, in years	5.7 - 10.0	6.0 - 10.0	5.9 - 10.0	5.8 - 10.0
Expected volatility	83.5% - 95.0%	82.5% - 86.7%	82.9% - 87.1%	83.3% - 91.2%
Expected dividend yield	0.0%	0.0%	0.0%	0.0%

Exercise Price.     Our stock options are granted with an exercise price at or above the then current fair value of our common stock as determined by the Board of Directors. As an input to making these determinations, the Board of Directors obtained multiple third-party valuations. See “—Common Stock Fair Value” below.

Risk-Free Interest Rate.     We use the average yield on current U.S. Treasury instruments with terms that approximate the expected term of the stock options being valued.

Expected Term (in Years).     The expected term of a stock option is the period of time for which the option is expected to be outstanding. We have a large number of options outstanding. There is no secondary market for our options and they contain only basic terms. Therefore, we used a simplified method of determining expected term by selecting the midpoint between the date upon which they would be fully vested in accordance with their terms and the anticipated forfeiture date as the expected term for grants. For certain non-employee grants, the contractual life of the option was used.

Expected Volatility.     Since prior to this offering we were a privately-held company, the estimated future expected volatility for each stock option valuation utilizes volatility rates of similar publicly-traded companies considered to be in the same peer group. The volatility is calculated over a period of time commensurate with the expected term for the options granted.

Expected Dividend Yield.     The expected dividend yield for all of our stock option grants is 0%, as we have not declared a cash dividend since inception, and do not expect to do so in the foreseeable future.

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Forfeitures.     The stock-based compensation expense recognized has been reduced for estimated forfeitures. The estimated forfeiture rate is based on historical experience of our option plan, which we expect to continue at the current level, and any adjustments in the forfeiture rate in the future will result in a cumulative adjustment in the period that this estimate is changed. Ultimately, the total compensation expense recognized for any given stock-based award over its vesting period will only be for those shares that actually vest.

Common Stock Fair Value.    Due to the absence of an active market for our common stock, the fair value of our common stock for purposes of determining the exercise price for stock option grants was determined by our Board of Directors, with the assistance of an independent third-party valuation specialist, in good faith based on a number of objective and subjective factors including:

•

the prices of our preferred stock sold to outside investors in arms-length transactions, and the rights, preferences and privileges of our preferred stock as compared to those of our common stock, including the liquidation preference of our preferred stock;

•	our results of operations, financial position and the status of our research and development efforts;

•	our stage of development and business strategy;

•	the lack of liquidity of our private stock as a private company;

•

valuations performed by an independent third-party valuation specialist prepared in accordance with methodologies outlined in the American Institute of Certified Public Accountants Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”, or the AICPA Practice Aid;

•	the likelihood of achieving a liquidity event for the shares of our common stock and underlying stock options, such as an initial public offering, given prevailing market conditions;

•	the material risks related to our business; and

•	the composition of and changes to our management team.

Common Stock Valuations

After taking into account management’s recommendations based on the valuation reports prepared by an independent third-party valuation specialist, our Board of Directors adopted valuations of our common stock as of September 18, 2008, May 15, 2009, January 21, 2010, November 30, 2010, October 31, 2011 and January 19, 2012.

Valuation of Our Common Stock

The valuations of our common stock were determined in accordance with the guidelines outlined in the AICPA Practice Aid. There are several approaches for allocating enterprise value of a privately-held company among the securities held in a complex capital structure. The possible methodologies include the probability-weighted expected return method, the option-pricing method and the current value method.

Valuation as of September 18, 2008

The valuation analysis that was conducted on this date determined the total value available to equity holders by applying a probability-weighted expected return model. Under this approach, share value is based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available, as well as the rights of each share class. We estimated the fair value of our common stock using this probability-weighted analysis of the present value of the returns afforded to our stockholders under each of three possible scenarios. The three scenarios were: an initial public offering, a sale and a dissolution.

Liquidity Scenarios. For the valuation performed as of September 18, 2008, probabilities were assigned to the successful IPO scenario and our sale scenario that would result in a return to the holders of our common stock. We considered that our success in completing either an initial public offering or sale that resulted in a

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return to the holders of our common stock would be dependent upon our realization of clinical milestones, together with our execution of our business plan and a receptive marketplace. Under our sale scenario, we took into account the liquidation preferences that would be payable to the shares of our preferred stock before any distribution of proceeds to holders of our common stock. We also considered that the holders of the preferred stock would have the right to participate, after payment of the preferred stock liquidation preference, in receiving their pro rata share of remaining proceeds payable to the common stock, up to a maximum amount per share of preferred stock set forth in our certificate of incorporation. As a result, the value per share of our common stock in the acquisition scenario was less than the corresponding value per share of common stock in the IPO scenario.

Guideline Public Company Analysis. Within the probability-weighted expected return analysis, we used market multiples to estimate liquidation values. Specifically, we identified publicly-traded companies using specific criteria as it pertained to our business model. Companies operating within the biotechnology or biopharmaceutical industry that were actively traded on a national stock exchange in the United States were identified. We identified guideline companies with similar business descriptions and business models. From our analysis of these companies, we calculated the enterprise value for each company as of a particular valuation date as well as when the company became a publicly-traded company. In selecting multiples to apply to us, we compared our business to the guideline companies based on business description, size and financial performance.

Discount Rate. Once we had allocated the per share values to our common stock and to each series of our preferred stock at each of the future dates in our various scenarios, we calculated the present values of each per share amount to the valuation date, using a discount rate of 50.0%. Having assessed the risk associated with an investment in us, the analysis was considered along with market evidence and venture capital research to determine the appropriate discount rate for us. The discount rates applied to closely-held firms by several venture capital research studies were considered. Consistent with the Criteria described in the AICPA Practice Aid, it was determined that we were in the first stage of business development. Stage one characteristics include companies with no current revenue, negative earnings, material development expenses, and multiple rounds of venture financing. The cost of capital of a company in this stage of development falls between 38.0% and 58.0%. Considering these factors and our specific risk profile, a cost of equity of 50.0% was selected.

Valuations as of May 15, 2009, January 21, 2010, November 30, 2010, October 31, 2011, and January 19, 2012

Due to our early stage with limited visibility of the long-term operating outlook, the probability-weighted expected return model was considered to be the most appropriate method to be utilized in valuations prior to 2009. In 2009 and thereafter, we achieved several operating milestones, including the commencement of two Phase 2 clinical trials and entering into collaboration agreements in 2009 and 2011. The option-pricing model was determined to be the most appropriate method to be utilized in the valuations beginning in 2009. The option-pricing method treats common stock and preferred stock as call options on a subject company’s equity value, with exercise prices based on the liquidation preference of the preferred stock. The model estimates the fair value of each class of securities as a function of the current estimated fair value of the company.

To implement this method, we examined the characteristics of each class of stock, including: (1) the conversion ratio of preferred stock; (2) the liquidation preferences assigned to the preferred stock; and (3) the exercise price for all outstanding options and warrants. Under this method we allocated value to common shares only in circumstances where the total equity value exceeded the liquidation rights associated with the preferred shares. The option-pricing method provides the stockholder the right, but not the obligation, to buy the underlying net assets at a predetermined price or “strike” price. The strike price is determined by analyzing the break points at which value would be allocated to each class of stock, based on the distribution characteristics associated with the equity. There are five key inputs integral to the implementation of the option pricing method. These include: (1) the market value of equity; (2) the time to expiration; (3) the risk free rate; (4) the volatility of the underlying equity; and (5) the break points for each class of stock.

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The Market Value of Equity. We used the market approach, which considers transactions in a subject company’s stock or transactions in similar companies. Our market value of equity input to the option-pricing method relied on indications resulting from this market approach.

Time to Expiration. In assessing the appropriate time to expiration, we relied on our estimation of the timing for a liquidity event at the time of each valuation. The expected exit timings were four years as of May 15, 2009, 3.5 years as of January 21, 2010, 1.5 years as of October 31, 2011, and 1.3 years as of January 19, 2012.

Risk Free Rate. A risk free rate over the interval corresponding to the time to expiration was considered. We used the average yield on current U.S. Treasury instruments with terms that were commensurate with our outlook for a liquidity event.

Volatility. Since prior to this offering we were a privately-held company, the volatility of the underlying equity for each valuation utilizes volatility rates of similar publicly-traded companies considered to be in the same peer group. The selected volatility is commensurate with our estimation of timing for a liquidity event.

Breakpoints for Each Class of Stock. As different stockholders in the company have differing rights and preferences, per share values must take into account those rights and preferences. The capitalization table is combined with the liquidation priority, liquidation preference, dividend policy, participation rights, and conversion ratio to determine payout breakpoint and each class of stockholder’s claim on the assets of the company upon liquidation. Accounting for the breakpoints and characteristics of each class of shares allows for the determination of per share value, which takes into account all rights and preferences of our outstanding capital stock.

Fair Value Estimates

After taking into account all of the assumptions and estimates described in our application of the option-pricing method, we determined the fair value of our common stock to be as follows:

•	approximately $0.22 per share as of September 18, 2008;

•	approximately $0.27 per share as of May 15, 2009;

•	approximately $0.40 per share as of January 21, 2010;

•	approximately $0.32 per share as of November 30, 2010;

•	approximately $0.46 per share as of October 31, 2011; and

•	approximately $0.58 per share as of January 19, 2012.

The following table lists grants of options to purchase shares of common stock with grant dates in 2009, 2010, 2011 and 2012.

Grant Date	Number of Shares Underlying Options Granted	Exercise Price per Share	Common Stock Fair Value per Share on Grant Date
April 22, 2009	1,191,212	$0.22	$0.22
September 24, 2009	472,834	0.27	0.27
December 17, 2009	25,667	0.27	0.27
February 2, 2010	1,516,814	0.40	0.40
March 17, 2010	13,000	0.40	0.40
June 10, 2010	15,000	0.40	0.40
September 2, 2010	44,001	0.40	0.40
November 30, 2010(1)	607,500	0.40	0.32
January 26, 2011(1)	529,746	0.40	0.32
March 17, 2011	122,927	0.32	0.32
March 28, 2012	851,647	0.58	0.58

(1)	The November 30, 2010 and January 26, 2011 grants were made prior to the completion and approval of the third-party valuation report of our common stock as of November 30, 2011, and therefore we used the prior common stock fair value as the exercise price.

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From September 18, 2008 to May 15, 2009, the estimated per share fair value of our common stock increased from $0.22 to $0.27. This increase in estimated fair value was due primarily to the valuation associated with the $10 million May 2009 preferred stock financing, and the $3 million in convertible promissory notes issued in March 2009. In May 2009, we signed the collaboration agreement with Celgene and received a $30 million upfront payment.

From May 15, 2009 to January 21, 2010, the estimated per share fair value of our common stock increased from $0.27 to $0.40. This increase in estimated fair value was due primarily to the valuation associated with the approximately $18 million January 2010 preferred stock financing. The increase also reflected continued progress of the GI-5005-02 and GI-4000-02 clinical trials.

From January 21, 2010 to November 30, 2010, the estimated per share fair value of our common stock decreased from $0.40 to $0.32. This decrease in estimated fair value was due primarily to estimates of increased competition in the HCV market.

From November 30, 2010 to October 31, 2011, the estimated per share fair value of our common stock increased from $0.32 to $0.46. This increase in estimated fair value was due primarily to entering into the collaboration agreement with Gilead and an amendment to our collaboration agreement with Celgene.

From October 31, 2011 to January 19, 2012, the estimated per share fair value of our common stock increased from $0.46 to $0.58. This increase in estimated fair value was due primarily to data from the R1 patients in the GI-4000-02 trial as well as our Board of Directors’ decision to explore this offering in January 2012.

Financial Obligations Related to Licensing and Development

In-Licensing Agreements

We are party to a number of licensing agreements with respect to certain of the technologies that underlie our intellectual property. Unless otherwise noted, these agreements typically provide that we have exclusive rights to the use and sublicensing of the technologies in question for the duration of the intellectual property patent protection in question, subject to us meeting our financial and other contractual obligations under the agreements. Certain of the key licensing agreements with significant financial obligations include the following:

University of Colorado.    We are a party to a license agreement, or the CU Agreement, dated September 18, 1997, with CU, which was amended March 18, 1998, June 1, 2001 and October 16, 2003. The CU Agreement grants to us an exclusive, worldwide license to make, have made, use and sell licensed products that are covered by CU patent rights, proprietary information and know-how relating to Tarmogens. In partial consideration of the license under the CU Agreement, we entered into a stock purchase agreement with CU, under which we issued to CU shares of our common stock and granted CU certain rights related to ownership of such shares. The agreement requires us to make certain advance royalty payments, which are offset against future royalties, make development milestone payments, make royalty payments based on sales of approved products, if any, and pay a portion of any consideration received by us in exchange for granting a sublicense. Development milestone payments payable to CU may total up to $150,000 per product candidate beginning upon filing of an IND and continuing through approval from the FDA and after the first commercial sale of the licensed products. Each milestone payment shall be credited against future royalties, until the full amount of such milestone payment has been credited in full.

Washington Research Foundation.    We are a party to a license agreement, dated November 24, 2003, with Washington Research Foundation, or WRF, which was amended May 5, 2009, or the WRF Agreement. The WRF Agreement grants to us a non-exclusive license in the United States and certain other countries in the field of use to develop, use, make, have made, market, offer for sale, sell, have sold or import licensed products that are covered by certain WRF patent rights relating to the engineering of yeast to produce protein antigens derived from disease-causing agents or cancer cells. This license agreement requires us to make annual license and sublicense fee payments and certain development and commercial milestone payments, and to pay royalties on sales of any products we may receive approval to market. Development milestone payments payable to WRF may total up to $50,000 per product candidate, if we initiate a Phase 2 trial. We are required to make nonrefundable royalty advances totaling $50,000 if we apply for, and receive, approval to market products developed under the agreement

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and royalty payments once we begin selling products developed under the agreement. The nonrefundable royalty advances are to be credited against future royalties.

National Institutes of Health.    We are a party to a series of license agreements with the NIH, consisting of the NIH MUC1 license agreement dated March 12, 2012, the NIH Brachyury Agreement, dated January 3, 2012, NIH VirusPlus Agreement, dated August 23, 2011 and the NIH CEA Agreement, dated June 12, 2007. Collectively we refer to these agreements as the NIH license agreements. The NIH license agreements grant us worldwide, exclusive licenses to make and have made, to use and have used, to sell and have sold, to offer to sell and have offered for sale, and to import and have imported products relating to the use of the Tarmogen immunotherapy platform with certain antigens, other immunotherapy platforms and other intellectual property to treat cancer that are covered by licensed patent rights and to practice and have practiced any licensed processes in the licensed fields of use. These license agreements required us to make certain noncreditable and nonrefundable initial royalty payments upon signing of each license agreement, make certain milestone payments upon achievement of specified development and commercial milestones, make royalty payments based on sales of approved products, if any, and pay a portion of any consideration we receive in exchange for granting a sublicense.

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Under the NIH MUC1 Agreement, we are required to make royalty advances totaling $500,000 beginning upon the acceptance of the first filing of an application for marketing approval with the FDA through the first commercial sale, and royalty payments once we begin selling products developed under the agreement.

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Under the NIH Brachyury Agreement, we are required to make royalty advances totaling $650,000 beginning upon the successful completion of the first Phase 3 clinical study through the first commercial sale, and royalty payments once we begin selling products developed under the agreement.

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Under the NIH VirusPlus Agreement, we are required to make royalty advances totaling $500,000 beginning upon the first filing of an application for marketing approval through the first commercial sale, and royalty payments once we begin selling products developed under the agreement.

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Under the NIH CEA Agreement, we are required to make royalty advances totaling $745,000 beginning upon the filing of an IND through FDA approval, and royalty payments once we begin selling products developed under the agreement.

Collaboration Agreements

NIH — Cooperative Research and Development Agreement. We are a party to a collaboration agreement, or the CRADA, dated May 8, 2008, with the NIH. The CRADA is for the preclinical and clinical development of our proprietary yeast-based Tarmogens expressing tumor-associated antigens as potential vaccines for the prevention and/or therapy of a range of human cancers. The CRADA provides that the producing party will own all inventions invented solely by its employees. For any invention made by the NIH under the CRADA, we have an exclusive option to negotiate for commercialization rights. We must pay an annual fee to the NIH based on the clinical trial phase of Tarmogens and supply product for any clinical trials the NIH conducts. The CRADA requires us to make annual payments of up to $0.3 million, depending on the stage of development of a covered product candidate.

Celgene Collaboration and Option Agreement.    In May 2009, we entered into a collaboration agreement with Celgene. Under the terms of the agreement, in May 2009 Celgene made a $30 million initial payment to us. We granted Celgene an exclusive option to all of our oncology programs, on a program-by-program basis. We will conduct the early development of the product candidates through certain predefined endpoints. Celgene will have the option to obtain an exclusive worldwide license to develop and commercialize each of these immunotherapy product candidates. If certain development and regulatory milestones are achieved, we would be eligible to receive up to $441 million in milestone payments, and, if products are commercialized, up to an additional $60 million of milestone payments plus tiered royalties based on net sales of each licensed product candidate. This agreement was amended in June 2011 to replace one of the product candidates with another

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oncology Tarmogen product. The terms of the amendment did not materially modify the agreement as the financial terms and the length of the agreement remained substantially the same. In October 2011, we signed an amendment with Celgene for additional immunology work for the GI-4000 products. Under this amendment, we received an additional $1 million in October 2011 and $0.3 million in April 2012 from Celgene.

Gilead License and Collaboration Agreement.    In October 2011, we entered into a collaboration agreement with Gilead, granting Gilead an exclusive license to all of our hepatitis B Tarmogen products for the development and commercialization of therapeutic vaccine products for use in conjunction with Viread (tenofovir disoproxil fumarate) for the treatment of chronic HBV infection. Under the terms of the agreement, in November 2011, Gilead made a $10 million initial payment to us. We will conduct the preclinical development, file the IND and perform the initial Phase 1a clinical trial in healthy volunteers for the selected HBV Tarmogen. Gilead will perform all future clinical development, regulatory and commercialization activities. Gilead activities are subject to commercially reasonable diligence, milestone payments and royalties. We are eligible to receive additional proceeds of up to $135 million in development and regulatory milestones, and if products are commercialized, tiered royalties and up to $40 million of sales milestone payments based on net sales of the licensed product candidates.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations at March 31, 2012.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
	(in thousands)
Operating lease obligations	$903	559	341	3	—

In June 2010, we extended the term of our lease for our office space into 2013. Under the terms of the lease, we have the option to extend the lease for an additional five-year period upon the fair market rental value at the time of renewal.

Under the license agreements described above in “—Financial Obligations Related to Licensing and Development”, we are obligated to make potential milestone payments. These obligations are contingent upon achieving applicable milestone events, the timing of which cannot presently be determined.

Patents and Trademarks

We presently have a portfolio of patents and patent applications (and certain trademark registrations) with the United States Patent and Trademark Office. During the three months ended March 31, 2012 and March 31, 2011, we incurred expenses related to the filing, maintenance, and initiation of our patent portfolio of $0.1 million and $0.1 million, respectively. During the years ending December 31, 2011, 2010 and 2009, these expenses totaled $0.6 million, $0.4 million and $0.5 million. These expenses increased by $0.2 million or 50 % for 2011 compared to 2010. We anticipate these expenses will continue to increase into 2012.

Related Party Transactions

In September 2007, Celgene purchased $3.0 million of our Series C preferred stock. In March 2009, we issued Celgene (i) a convertible promissory note for approximately $0.1 million and (ii) the right to receive a warrant to purchase shares of our Series C preferred stock upon certain pre-specified conditions. In May 2009, we issued 8,650,519 shares of our Series D preferred stock at a purchase price of $1.156 per share, and a warrant to purchase 2,076,125 shares of our Series C preferred stock with an exercise price of $1.445 per share, to Celgene for an aggregate purchase price of approximately $10 million. In addition, in May 2009, in connection with our Series D preferred stock financing, (i) all principal and unpaid interest accrued under the convertible promissory note converted into 84,557 shares of our Series C preferred stock at a price per share of $1.156 and (ii) we issued a warrant to purchase 20,203 shares of our Series C preferred stock at an exercise price of $1.445

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per share. In connection with our collaboration agreement with Celgene, we received an upfront payment of $30.0 million. In January 2010, Celgene purchased approximately $2.7 million of our Series E preferred stock. In October 2011, we signed an amendment to the collaboration agreement with Celgene to perform additional immunology work for $1.3 million, of which we received $1.0 million in October 2011 and the remaining $0.3 million in April 2012.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under SEC rules.

Recent Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2011-11, “Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities”, or ASU 2011-11. Under ASU 2011-11, an entity is required to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions executed under a master netting or similar arrangement and was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on its financial position. ASU 2011-11 is required to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. The adoption of ASU 2011-12 did not have a material impact on our financial statements.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220)”, or ASU 2011-05. ASU 2011-05 was issued to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. The guidance in ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity and requires that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. We elected to present the components of net income and other comprehensive income in a single continuous statement. ASU 2011-05 was effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2011. We adopted ASU No. 2011-05 on January 1, 2012 and the adoption did not have a material impact on our financial statements.

In December 2011, the FASB issued Accounting Standards Update, or ASU, No. 2011-12, “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassification of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05”, or ASU 2011-12. Under ASU 2011-12, the requirements for the presentation of reclassifications out of accumulated other comprehensive income that were in place before the issuance of Update 2011-05 are reinstated, effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2011. The adoption of ASU 2011-12 did not have a material impact on our financial statements.

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement (Topic 820)”, or ASU 2011-04. ASU 2011-04 was issued to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, and International Financial Reporting Standards, or IFRS. The guidance in ASU 2011-04 explains how to measure fair value, but does not require additional fair value measurements and is not intended to establish valuation standards or affect valuation practices outside of financial reporting. ASU 2011-04 will be effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2011. The adoption of ASU 2011-04 did not have a material impact on our financial statements.

As an emerging growth company under the JOBS Act, we have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act. This election is irrevocable.

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Internal Control Over Financial Reporting

Assessing our staffing and training procedures to improve our internal control over financial reporting is an ongoing process. We are not currently required to comply with Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and are therefore not required to make an assessment of the effectiveness of our internal control over financial reporting. As a result, our management did not perform an evaluation of our internal control over financial reporting as of December 31, 2011. Further, our independent registered public accounting firm has not been engaged to express, nor have they expressed, an opinion on the effectiveness of our internal control over financial reporting.

For the year ending December 31, 2013, pursuant to Section 404 of the Sarbanes-Oxley Act, management will be required to deliver a report that assesses the effectiveness of our internal control over financial reporting. Under current SEC rules, our independent registered public accounting firm may also eventually be required to deliver an attestation report on the effectiveness of our internal control over financial reporting when we no longer qualify as an emerging growth company. We may qualify as an emerging growth company for as long as five years, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time or if our annual gross revenues equal or exceed $1 billion, we would cease to be an emerging growth company as of the following December 31.

Quantitative and Qualitative Disclosures about Market Risks

Interest Rate Risk

We are exposed to market risk related to changes in interest rates. As of December 31, 2010 and 2011 and the three months ended March 31, 2012, we had cash and cash equivalents of $20.3 million, $15.2 million and $10.7 million, respectively, consisting of money market funds. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of United States interest rates, particularly because our investments are in short-term marketable securities. Due to the short-term duration of our investment portfolio and the low risk profile of our investments, an immediate 10% change in interest rates would not have a material effect on the fair market value of our portfolio.

Foreign Currency Risk

All of our employees are located, and all of our major operations are currently performed, in the United States. Accordingly, we believe we do not have a material exposure to foreign currency risk. We occasionally pay for contractor or research services in a currency other than the U.S. dollar. Today, we have minimal exposure to fluctuations in foreign currency exchange rates as the difference from the time period for any services performed which require payment in a foreign currency and the date of payment is short.

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BUSINESS

Overview

We are a biopharmaceutical company focused on developing therapeutic products for cancer and infectious diseases based on our proprietary Tarmogen platform. Tarmogens activate the immune system by stimulating cellular immunity, known as T cell immunity, in contrast to traditional vaccines, which predominately stimulate antibody production. This difference allows Tarmogens to generate immune responses that target specific intracellular or extracellular proteins, or antigens, that frequently distinguish malignant and chronically infected cells from normal cells.

We have four product candidates in five ongoing clinical trials. We have treated more than 300 patients, including some who have received monthly dosing for over four years, with a tolerability profile that we believe will allow our product candidates to be added to other therapeutic regimens without leading to additional toxicity. Collaborations with biopharmaceutical companies and research institutions have allowed us to advance the development of our Tarmogen product candidates while managing our own investment in these product candidates. We have two strategic collaborations, one with Celgene Corporation, or Celgene, for oncology product candidates and one with Gilead Sciences, Inc., or Gilead, for chronic hepatitis B virus, or HBV, infection.

Our lead cancer program, GI-4000, in collaboration with Celgene, is in Phase 2b testing for resected pancreas cancer and in Phase 2a testing for non-small cell lung cancer, or NSCLC, and colon cancer. Our wholly-owned lead infectious disease program, GI-5005, is in Phase 2b testing for chronic hepatitis C virus, or HCV, infection. As part of our alliance with Gilead, we are advancing our second infectious disease program, GI-13000, through preclinical development for HBV infection.

A Tarmogen consists of intact, heat-inactivated yeast containing a target protein. Immunization with a Tarmogen results in antigen-specific cellular immune responses against the target protein and reduction in the number of abnormal cells containing the same target antigen. Tarmogens target the molecular profile that distinguishes a diseased cell from a normal cell but are not required to be custom manufactured for each individual patient. Tarmogens are manufactured by a process that yields a stable, off-the-shelf product candidate that is disease- or antigen-specific. We believe that the Tarmogen platform has applicability to a number of diseases and may enable us to develop a broad portfolio of products.

GI-4000 is a series of four Tarmogens targeting cancers expressing mutations in the Ras protein. The mutated Ras protein causes a normal cell to become malignant by altering cell division pathways, resulting in uncontrolled proliferation of malignant cells. Studies have shown that tumors with Ras mutations are generally less responsive than tumors with normal Ras to conventional chemotherapy as well as approved targeted agents. We estimate that Ras mutations are found in approximately 180,000 new cancer cases each year in the United States. Ras mutations occur in approximately 90% of pancreas cancers, 40% of colorectal cancers and 20% to 25% of NSCLCs. Our treatment approach is unique because we identify the specific Ras mutation in a patient’s tumor and immunize with a GI-4000 product candidate matched to the mutation in the patient’s tumor, resulting in mutation-specific immune targeting of tumor cells.

The GI-4000-02 Phase 2b clinical trial is a fully-enrolled, randomized double-blind, active-control study of 176 subjects with resected pancreas cancer. Thirty-nine of these subjects had microscopic residual disease after surgery, or R1 subjects, and were randomized separately from the subjects with no microscopic residual disease after surgery, or R0 subjects. Of these 39 subjects, the 19 subjects randomized to the GI-4000 plus gemcitabine group had a 2.7 month advantage in median overall survival compared to the 20 R1 subjects randomized to the placebo and gemcitabine group (17.7 months compared to 15.0 months). Further, in 15 R1 subjects for whom we had sufficient blood samples to test for immune response using an assay that measures the frequency of antigen-specific T cells after treatment, seven were identified as immune responders to mutated Ras and had a 5.1 month advantage in median survival compared to the 20 R1 subjects who received placebo and gemcitabine (20.1 months compared to 15.0 months). We consider a subject to be an immune responder when the frequency of antigen-specific T cells is measured at pre-specified levels. Of the 12 placebo-treated subjects for whom we had

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sufficient blood sample for immune testing, only 1 of 12 was identified as having an immune response to mutated Ras. We continue to monitor the recurrence and mortality events in the 137 R0 subjects and plan to conduct a complete unblinded analysis in the R0 subgroup when sufficient deaths have occurred to allow us to reach meaningful conclusions.

We also have two ongoing Phase 2a clinical trials studying GI-4000 in NSCLC and colon cancer. The Phase 2a NSCLC study, GI-4000-03, is being conducted at Memorial Sloan Kettering Cancer Center, or MSKCC, and is designed to evaluate safety, immune response and efficacy in 24 subjects with non-metastatic, or Stage I to III, NSCLC with mutated Ras who had successfully completed initial, or first-line, therapy with no evidence of residual disease. In this single-arm trial, subjects are being treated for up to three years with the version of GI-4000 containing the same mutation as their tumor. GI-4000 has been generally well tolerated. The study met the primary endpoint of at least 25% of the subjects showing a Ras mutation-specific cellular immune response with 10 of 20 evaluable subjects showing an immune response.

Enrollment is also underway in a Phase 2a colon cancer clinical trial, GI-4000-05, which is being conducted at the Lombardi Cancer Center at Georgetown University. This study is designed to evaluate the safety, immune response and efficacy of GI-4000 plus first-line chemotherapy plus bevacizumab in patients with metastatic, or Stage IV, colorectal cancer with mutated Ras. GI-4000 has been generally well tolerated in the five patients enrolled, and no immune response or efficacy analyses have yet been conducted.

We are evaluating two other oncology product candidates in clinical trials at the National Cancer Institute, or NCI:

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GI-6207 targets carcinoembryonic antigen, or CEA, a protein that is over-expressed in a large number of epithelial cancers, which we estimate represent approximately 500,000 new cancer cases in the United States each year. The NCI has completed a dose escalation Phase 1 clinical trial of GI-6207 and we expect them to begin a Phase 2 trial for medullary thyroid cancer, or MTC, in 2012.

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GI-6301 targets cancers expressing the brachyury protein, which plays a role in metastatic progression of certain cancers. The NCI is currently conducting a dose escalation Phase 1 trial of GI-6301 in patients with advanced cancer.

In May 2009, we entered into a worldwide strategic collaboration with Celgene focused on the discovery, development and commercialization of product candidates for the treatment of cancer and we received an initial $30 million fee. Celgene also made a $10 million equity investment. We are responsible for initial development of product candidates under the agreement. Celgene has the option to license each product candidate at specific development milestones and continue to either fund our development or assume development responsibility for each product candidate. If certain development and regulatory milestones are achieved, we would be eligible to receive up to $441 million in milestone payments, and, if products are commercialized, up to an additional $60 million of milestone payments plus tiered royalties based on net sales of each licensed product candidate.

Our most advanced infectious disease product candidate is GI-5005 for HCV infection. GI-5005 contains a fusion of two hepatitis C proteins, NS3 and Core. We believe that GI-5005 is the first therapeutic vaccine to demonstrate a clinically meaningful outcome in patients with a chronic infectious disease. The World Health Organization estimates that up to 170 million people globally are infected with HCV, with three to four million new infections each year. We conducted a randomized, active-control 140-patient Phase 2b clinical trial with GI-5005 plus pegylated interferon and ribavirin, or pegIFN/ribavirin, in patients with genotype 1 HCV, the most common type of HCV in the United States. In 96 subjects who had not previously been treated, GI-5005 demonstrated a 21% relative advantage in sustained virologic response at 24 weeks after the completion of therapy, or SVR24, which is generally considered a cure; 58% of subjects who received GI-5005 plus pegIFN/ribavirin therapy compared to 48% of subjects who received pegIFN/ribavirin alone. The study also demonstrated a three-fold advantage in SVR24 in 37 subjects who previously had received, but not responded to, interferon plus ribavirin therapy; 17% for subjects who received GI-5005 plus pegIFN/ribavirin compared to 5% for subjects who only received pegIFN/ribavirin. GI-5005 was generally well tolerated and could potentially be a valuable addition to future HCV combination treatment regimens in difficult-to-treat patient subgroups. We also believe that the GI-5005 HCV data demonstrate the potential value of the Tarmogen platform to develop therapies for other chronic infectious diseases.

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Our second infectious disease program is GI-13000 for HBV infection. HBV is the most common liver infection and the major cause of liver cancer worldwide. Globally, 350 million people are chronically infected with HBV. While approved anti-viral drugs can suppress the virus, they rarely result in cures and must be taken indefinitely. Similar to the Phase 2b trial we conducted with GI-5005, our development strategy will be to combine GI-13000 with Gilead’s Viread, an approved antiviral drug, to determine if the combination can reduce or eliminate HBV infection.

In October 2011, we entered into a worldwide strategic collaboration with Gilead to develop GI-13000 under which we received a $10 million upfront payment and Gilead also agreed to fund a Phase 1a clinical trial of GI-13000. Gilead is responsible for all clinical development beyond the Phase 1a clinical trial. We are eligible to receive additional proceeds of up to $135 million in development and regulatory milestones, and if products are commercialized, tiered royalties and up to $40 million of sales milestone payments based on net sales of the licensed product candidates.

Investment Highlights

Our Tarmogen technology is a differentiated product development platform with applicability to a range of diseases.    Cellular immunity evolved to protect from, among other things, yeast and fungal infections as evidenced by the high frequency of these types of infections in patients with impaired cellular immunity such as AIDS patients. Being yeast-based, immunization with Tarmogens primarily results in cellular immune responses, rather than antibody production. Since antibodies cannot enter cells, cellular immunity is critical to protection from malignant and chronically infected cells because the antigen targets in these cells are predominately intracellular. We have been successful in engineering Tarmogens to express over 100 different proteins and we have advanced seven Tarmogens from concept into human clinical trials in approximately 6 to 18 months, potentially allowing us to develop a broad pipeline targeting a range of diseases.

We have achieved clinical proof-of-concept for our lead oncology and infectious disease product candidates.    Our product candidates have exhibited evidence of efficacy and safety in randomized, controlled clinical trials in pancreas cancer and HCV. Clinical data available from our ongoing Phase 2b clinical trial indicated a survival advantage in R1 pancreas cancer subjects who received GI-4000 plus gemcitabine compared to R1 pancreas cancer subjects who received gemcitabine alone. Genotype 1 HCV subjects who received GI-5005 plus peg IFN/ribavirin generated an advantage in SVR24 compared to genotype 1 HCV patients who received peg IFN/ribavirin alone. Our Tarmogen product candidates have been generally well tolerated in more than 300 patients, including some who have received monthly dosing for over four years. We believe the efficacy data from these clinical trials provide evidence of the potential value of our Tarmogen platform across various cancers and infectious diseases.

Tarmogens enable personalized molecular targeting of large patient populations in cancer and infectious diseases.    Tarmogens target antigens that play a role in a variety of cancers and infectious diseases. For example, the GI-4000 series of Tarmogens targets Ras mutations. We estimate that Ras mutations are found in approximately 180,000 new cancer cases each year in the United States, including large proportions of patients with pancreas, NSCLC and colon cancers. We identify the specific mutation in each patient’s tumor and administer the corresponding Tarmogen. We have also targeted our platform to CEA and brachyury, two other cancer antigens found in a variety of oncology indications. In infectious diseases, Tarmogens target proteins expressed in chronically infected cells. Our lead infectious disease candidates target chronic HCV and HBV, both of which are global health epidemics affecting up to 170 million and 350 million patients worldwide, respectively.

We have entered into strategic collaborations with Celgene and Gilead.    We established a worldwide collaboration with Celgene in May 2009 to develop oncology Tarmogens. In October 2011, we licensed worldwide rights to our HBV program to Gilead. We expect these collaborations to provide expertise and resources for ongoing development and potential commercialization of these product candidates.

We have established low-cost manufacturing capabilities for our Tarmogen product candidates.    At our approximately 22,000 square foot facility, we have the capacity and equipment for commercial-scale production of Tarmogens. We have manufactured all clinical supplies for the seven Tarmogen product candidates that have been tested in clinical trials and we believe that the productivity of our manufacturing process compares favorably to the

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productivity reported by other biotechnology companies for their manufacturing processes. In contrast to some other immune therapies, our product candidates are made in large batches and not required to be custom manufactured for each patient.

Our Strategy

Our strategy is to develop and commercialize Tarmogen products targeting diseases representing significant unmet medical needs while leveraging our collaborations to manage our expenses. The key components of our strategy include advancing the clinical development of GI-4000 and our other oncology Tarmogens in collaboration with Celgene and the NCI, progressing our Tarmogens targeting infectious diseases, including our HBV collaboration with Gilead, while retaining certain development and commercialization rights to proprietary product candidates.

Our executive management team has more than 60 years of combined drug development and regulatory experience. We seek to manage our expenses by limiting corporate overhead spending and outsourcing appropriate functions. We intend to continue to use corporate and research collaborations to advance the development of many of our product candidates. In addition, we plan to advance at least one of our preclinical infectious disease product candidates through a Phase 2 clinical trial with a portion of the proceeds from this offering while maintaining cash resources sufficient to allow us to fund our operations through                         .

Tarmogen Product Candidates

The following tables summarize the status of our pipeline:

ONCOLOGY PRODUCT CANDIDATES
Product Candidate	Indication	Target	Stage of Development	Worldwide Commercial Rights

GI-4000	Resected pancreas cancer	Mutated Ras	Phase 2b	Celgene Option

GI-4000	Non-small cell lung cancer	Mutated Ras	Phase 2a	Celgene Option

GI-4000	Colorectal cancer	Mutated Ras	Phase 2a	Celgene Option

GI-6207	Medullary thyroid cancer	Carcinoembryonic Antigen	Phase 1 complete	Celgene Option

GI-6301	Multiple solid tumors	Brachyury	Phase 1	Celgene Option

INFECTIOUS DISEASE PRODUCT CANDIDATES
Product Candidate	Indication	Target	Stage of Development	Worldwide Commercial Rights

GI-5005	Chronic hepatitis C infection	NS3 / Core	Phase 2b	GlobeImmune

GI-13000	Chronic hepatitis B infection	HBV antigens	Preclinical	Gilead

Oncology Programs

In oncology, our strategy is to identify molecular targets that distinguish diseased cells from normal cells and activate the immune system to selectively target and eliminate only the diseased cells. We are developing all of our oncology product candidates in collaboration with Celgene.

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GI-4000 Overview

Our GI-4000 product candidates are designed to stimulate immune responses against the mutated Ras protein. We estimate that Ras mutations are found in approximately 180,000 new cancer cases each year in the United States across a spectrum of tumor types, including pancreas, NSCLC, colorectal, endometrial and ovarian cancers, as well as melanoma and multiple myeloma. Studies have shown that tumors with Ras mutations are generally less responsive than tumors with normal Ras to conventional chemotherapy as well as targeted agents. For some cancers, such as NSCLC or colorectal cancer, therapies that target epidermal growth factor receptor, or EGFR, have improved clinical outcomes. However, the presence of a Ras mutation in the tumor has been associated with poor prognosis despite use of EGFR targeted therapies. For example, studies have shown that NSCLC with a Ras mutation is associated with a lack of response to tyrosine kinase inhibitors, such as erlotinib and gefitinib, while these therapies result in better survival rates for patients without a Ras mutation. Similarly, other studies have shown that patients with Ras mutated colorectal tumors do not benefit from cetuximab therapy, another EGFR targeted agent, compared to patients with normal Ras, who have improved survival rates when treated with the same therapy. As a result, patients with Ras mutations have fewer available effective treatment options. We believe these patients could benefit from treatment with GI-4000.

We believe that targeted reduction of cells containing Ras mutations could result in improved clinical outcomes for patients with a number of human cancers due to the role mutated Ras plays in tumor growth. We believe there are no available therapies targeting mutated Ras in late-stage clinical trials and that GI-4000’s unique mechanism of action may allow targeting of these tumors.

GI-4000 is a series of four product versions; each version is a heat-inactivated S. cerevisiae yeast expressing a unique combination of three Ras mutations, collectively targeting seven of the most common Ras mutations observed in human cancers. In the GI-4000 clinical trials, each patient’s tumor is sequenced to identify the specific Ras mutation contained in the patient’s tumor and the corresponding, off-the-shelf Tarmogen containing the identified mutated protein is then administered. Each Tarmogen in the GI-4000 series is manufactured and vialed separately.

GI-4000-01, our first human clinical trial of Tarmogens, was a Phase 1 open-label, multi-center, dose-escalation, therapeutic trial in patients with advanced colorectal or pancreas cancer with mutated Ras. In this study, the six doses tested ranged from 0.1YU to 40YU. One YU, or yeast unit, equals 10 million yeast cells. At the 40 YU dose, each subject received four 10 YU subcutaneous doses, one in each arm and leg. Thirty-three subjects were enrolled between August 2004 and March 2006. Each subject was to receive five weekly doses with a 48-week follow-up period. In this advanced disease population, subjects had an average of three prior treatment failures, and 32 of 33 subjects had metastatic disease at study entry.

T cell immune responses were measured by two different assays. Twenty-three of 31 subjects for whom we had sufficient blood samples to test for immune response, or 74%, showed Ras-specific T cell immune responses by one or both of these assays. Five subjects survived longer than the 48-week follow-up period and each of those subjects exhibited Ras-specific T cell responses either at baseline or after treatment with GI-4000. GI-4000 was generally well tolerated and no dose limiting toxicity was observed in the study.

GI-4000 for Pancreas Cancer

We are developing GI-4000 in patients with resected pancreas cancer in combination with gemcitabine. Our strategy is to begin treating the patient when the overall tumor burden in the body is relatively low after resection, allowing enough time before disease progression for GI-4000 to induce an immune response against residual tumor.

Market Opportunity

The American Cancer Society predicts that in the United States in 2012 there will be 43,920 new cases of pancreas cancer diagnosed and 37,390 deaths from pancreas cancer. Pancreas cancer is rarely curable, with a median survival of 9 to 12 months and an overall five-year survival rate of three percent. Pancreas cancer is particularly

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aggressive with non-specific initial symptoms, which frequently results in a delayed diagnosis. Therefore, the majority of patients are not aware they have the disease until the cancer has metastasized.

A patient’s eligibility to undergo resection is an important factor in the patient’s prognosis. Only 15% to 20% of patients with pancreas cancer are candidates for resection. Of resected patients, approximately 80% will receive chemotherapy or radiation therapy after surgery, known as adjuvant therapy, while 20% will not for a variety of reasons. Despite offering the only chance of a cure, long-term survival following resection of pancreas cancer remains poor. There are no approved adjuvant drugs for resected pancreas cancer. Although not approved for this indication, gemcitabine is the most often used adjuvant chemotherapy in the United States.

We believe that a therapy that promotes cellular immune responses to mutated Ras, such as GI-4000, may improve outcomes in those resected patients who receive adjuvant chemotherapy by addressing low levels of residual disease.

Development Status

GI-4000-02 is a fully-enrolled Phase 2b randomized, double-blind, placebo-controlled, multi-center, adjuvant clinical trial of GI-4000 plus gemcitabine or placebo plus gemcitabine in patients with R0 or R1 resected pancreas cancer. An R0 resection is defined by the absence of microscopic residual disease at the surgical margin. An R1 resection is defined by the presence of microscopic residual disease at the surgical margin. R0 and R1 patients have different expected survival rates, with R0 patients living longer on average.

In this clinical trial, we obtained a sample of tumor tissue from each subject during the screening period and evaluated the tumor for the presence of a Ras mutation. If a subject has a product-related mutation, then we then administer the GI-4000 Tarmogen version that matches the specific Ras mutation in the subject’s tumor.

The study population consists of 176 subjects with Ras mutated resected pancreas cancer enrolled at 39 centers in the United States and five international centers between June 2006 and May 2010. Following resection, subjects were prospectively stratified into two groups by resection status and both the R1 and R0 groups were randomly assigned into two treatment groups at a one-to-one ratio to receive either 40YU of GI-4000 plus gemcitabine or placebo plus gemcitabine. Thirty-nine R1 subjects were enrolled, of whom 19 were assigned to the GI-4000 plus gemcitabine group and 20 were assigned to the placebo plus gemcitabine group. One hundred thirty-seven R0 subjects were enrolled, of whom 69 were assigned to the GI-4000 plus gemcitabine group and 68 were assigned to the placebo plus gemcitabine group. The 40YU dose of GI-4000 is administered as four separate 10YU subcutaneous injections, one in each arm and leg. Subjects were given three weekly doses of either GI-4000 or placebo between resection and the initiation of gemcitabine therapy. All subjects were administered up to six monthly cycles of gemcitabine beginning between six and eight weeks after resection. Monthly doses of GI-4000 or placebo were given after each cycle of gemcitabine to coincide with the scheduled breaks in monthly gemcitabine treatment. Monthly administration of GI-4000 or placebo continues until subjects withdraw from the study, experience disease recurrence or die. This study has been monitored on at least a biannual basis from the time of enrollment through the date of this prospectus by a Data Safety Monitoring Board, or DSMB, consisting of a panel of three pancreas cancer experts and a biostatistician.

We evaluated a number of disease-specific baseline characteristics, including the following prognostic factors, which have been shown to have an impact on outcome:

•	Lymph node status is defined by the presence or absence of microscopic evidence of pancreas cancer cells. Positive nodes are considered a poor prognostic indicator;

•	Performance status, which consists of a five point scale (0, 1, 2, 3, 4) that reflects the general health of the patients, with 0 being the most favorable status and 4 being the least favorable;

•	CA19-9, which is a blood biomarker of pancreas cancer cells that serves as a measure of tumor burden. Higher CA19-9 levels are associated with poorer clinical outcomes;

•	Tumor size in centimeters, with larger size generally associated with poorer outcomes; and

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•

Tumor stage, which ranges from Stage I through IV and is defined based on a standardized scoring system that consists of primary tumor size, extent of local invasion, extent of involvement of regional lymph nodes and systemic spread of the cancer away from the primary tumor. Increasing tumor stage is associated with poorer prognosis: the earliest stage, or Stage I, tumors generally consist of a small localized primary tumor without evidence of systemic spread and the most advanced stage, or Stage IV, tumors show evidence of systemic spread away from the primary tumor.

The primary endpoint for this clinical trial is recurrence-free survival. Secondary endpoints include overall survival, immune responses and biomarkers of disease burden, such as CA19-9. As of May 11, 2012, 33 of the 39 R1 subjects had died and 85 of the 137 R0 subjects had died. Since the R1 subjects have greater than 75% mortality, we have performed an analysis of the results for this group. The R0 group has not had enough deaths yet to conduct a meaningful analysis of the results.

The R1 subjects in the GI-4000 and placebo groups were comparable for general baseline features such as gender, age and race. The majority of subjects in each group had regional lymph nodes that were positive for microscopic evidence of disease (79% for subjects in the GI-4000 group and 85% for subjects in the placebo group) and performance score of 1 or 2 (79% for subjects in the GI-4000 group and 75% for subjects in the placebo group). There was a 3.5 cm median tumor size in each group. There were two disease related imbalances between the groups that favored the subjects in the placebo arm. The GI-4000 group had a greater number of Stage III (T4 based on the TNM tumor classification system) subjects (16% compared to 0% in the placebo group) and higher median post-operative CA19-9 levels (31U/mL compared to 11U/mL in the placebo group).

In the R1 group, we observed the following:

•

A 2.7 month advantage in median overall survival for the 19 subjects in the GI-4000 group compared to the 20 subjects in the placebo group (17.7 months compared to 15.0 months, respectively), representing an 18% relative advantage;

•	Of subjects tested for immune response, 7 of 15 subjects in the GI-4000 group showed Ras mutation specific T cell response compared to 1 of 12 subjects in the placebo group;

•

A 5.1 month survival advantage in the seven subjects with immune response in the GI-4000 group compared to the 20 subjects in the placebo group (20.1 months compared to 15.0 months, respectively, representing a 34% relative improvement);

•	A 16% advantage in one-year survival for subjects in the GI-4000 group (72% compared to 56% in the placebo group, representing a 29% relative improvement based on the Kaplan Meier analysis);

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A one month advantage in median recurrence free survival for the 19 subjects in the GI-4000 group compared to the 20 subjects in the placebo group (9.6 months compared to 8.5 months, respectively, representing a 13% relative advantage);

•

A safety profile for GI-4000 treated subjects consistent with what is generally observed in patients with early stage resected pancreas cancer treated with gemcitabine alone, as determined by the DSMB; and

•	This study was not powered to achieve statistical significance and the differences observed in survival and occurrence were not statistically significant.

GI-4000 for NSCLC

Market Opportunity

There are over 420,000 new cases of NSCLC annually in the United States, Western Europe and Japan. Studies suggest 20% to 25% of NSCLCs have Ras mutations. There are numerous treatments for NSCLC, including multiple chemotherapies, EGFR targeted molecular therapies and biologic therapies. A significant unmet medical need continues to exist for patients with NSCLCs containing a Ras mutation. Studies have shown that NSCLCs with Ras mutations are associated with poorer recurrence free survival and overall survival with adjuvant chemotherapy, as well as a lack of recurrence and survival benefit with EGFR targeted tyrosine kinase inhibitors, such as erlotinib and gefitinib. The five-year survival rate for patients with NSCLC is approximately 15%.

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Other than GI-4000, we are not aware of any products in the market or in late-stage development that directly target mutated Ras. Furthermore, for patients that do not appear to have remaining disease after receiving initial treatment, monitoring for recurrence with observation alone is the standard practice. The majority of these patients will ultimately have a recurrence of disease. Adding GI-4000 therapy to patients with Ras mutations after completion of first line therapy has the potential to improve survival, without additional toxicity allowing GI-4000 to be incorporated into an extension of first-line treatment for patients.

Development Status

GI-4000-03 is a single arm, open label, Phase 2a clinical trial in 24 subjects at MSKCC designed to evaluate GI-4000 following successful first-line treatment for non-metastatic, or Stage I to III, Ras-mutated NSCLC. Subjects were enrolled between February 2008 and July 2010. Patients having no evidence of active cancer one to four months following completion of first-line therapy consisting of resection and/or radiation therapy and/or chemotherapy were eligible for this study. This study is being funded by MSKCC, and we supply study drug.

Subjects received 40 YU of GI-4000 given in three weekly doses, followed by six monthly doses, followed by supplemental doses every three months for up to three years. The 40YU dose is administered as four separate 10YU subcutaneous injections, one in each arm and leg, at each dosing visit. Administration of study drug continues according to this schedule until subjects withdraw from the study, experience disease recurrence or die.

The objectives for the study are to evaluate immune response and safety. The study is also evaluating recurrence-free survival and overall survival. Twenty-four subjects were enrolled; 17 were female and seven were male. Twelve subjects had Stage I disease, five subjects had Stage II disease and seven subjects had Stage III disease. We have compared survival results from the Stage II and III GI-4000 treated subjects to 95 Stage II and III Ras mutation-positive NSCLC patients not enrolled in the trial but treated and followed at MSKCC over the same period of time as the GI-4000-03 study. We believe these 95 patients are useful as a comparison group because they were treated at the same institution over the same time period. We refer to these 95 patients as case-matched controls. We used a statistical adjustment to account for differences in disease stage, gender, age, smoking history and type of first-line treatment when comparing the results of the GI-4000 treated subjects to the case-matched control group using Kaplan Meier estimates of survival.

The study met its primary efficacy endpoint with 50% of the GI-4000 treated subjects showing Ras-specific T cell responses. Of the 20 subjects with immune samples sufficient for analysis, ten subjects developed a Ras-specific T cell response. GI-4000 treated subjects with Stage II-III NSCLC had a median observation time of 2.7 years and received a median of 11 doses. We have evaluated overall survival rates for subjects treated with GI-4000 relative to the case-matched control group at prescribed time points. At one and two years, all 12 subjects in the GI-4000 group were alive, compared to 93% still alive at one year and 85% still alive at two years in the case-matched control group. As of February 2012, all nine subjects in the GI-4000 treated group who had completed two and a half years of follow up were still alive, compared to 79% of the case-matched control group. Of the nine subjects in the GI-4000 treated group who were alive at two and a half years, two Stage III patients subsequently died, one at 2.6 years and one at 3.7 years after study initiation. The three subjects in the GI-4000 treated group who had not yet reached two and a half years of follow up as of February 2012 were still alive. There have been no serious adverse events related to GI-4000 in the study. Further development of GI-4000 in NSCLC would require randomized, controlled trials that demonstrate statistically significant efficacy before the product candidate could be approved for commercialization.

GI-4000 for Colorectal Cancer

GI-4000-05 is a single center, open label, pilot Phase 2a clinical trial at the Lombardi Cancer Center at Georgetown University designed to evaluate GI-4000 in combination with first-line treatment in subjects with metastatic, or Stage IV, colorectal cancer with Ras mutations. Subjects receive GI-4000 in combination with chemotherapy plus bevacizumab. Since commencement of the trial in October 2010, we have enrolled five subjects and enrollment will continue until up to 52 subjects have been enrolled. The objectives of this study are to evaluate safety, immune response, progression-free survival and overall survival. The study is being funded by Georgetown University, and we are supplying study drug.

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GI-6207

GI-6207 is a Tarmogen that expresses a modified version of the human carcinoembryonic antigen, or CEA, protein as the target cancer antigen. The NCI has conducted and funded preclinical efficacy and safety studies, as well as the early clinical development of the product candidate, and we are supplying study drug.

We believe that CEA represents an attractive target antigen for immunotherapy since it is over-expressed in many cancers. Because CEA is minimally or not expressed in normal cells, we believe GI-6207 can be used for targeted reduction of cancer cells with little or no effect on normal tissues.

Market Opportunity

CEA is over-expressed in a number of human epithelial cancers, including NSCLC, colorectal, pancreas, breast, gastric and MTC. We estimate CEA is over-expressed in approximately 500,000 new cancer cases in the United States each year.

The American Cancer Society estimates that there are over 56,000 new thyroid cancer cases annually in the United States. According to a study conducted by Bodéré et al. published in Cancer in 2010, our lead indication for GI-6207, MTC, accounts for 8% of thyroid cancer cases annually in the United States. In a study conducted by Wells et al. published in Cancer in 1978, 23 of the 37 patients, or 62%, with MTC expressed CEA. Surgery is currently the only curative treatment for MTC. Patients who develop metastatic MTC have a poor prognosis, with approximately 25% and 10% alive at five and ten years, respectively. Furthermore, metastatic MTC is largely unresponsive to conventional chemotherapy and radiotherapy. The only approved drug for metastatic disease has demonstrated some clinical benefit and substantial toxicity.

Development Status

A Phase 1 dose escalation clinical trial of GI-6207 has been completed at the NCI. Twenty-five patients with Stage IV cancers expressing CEA were enrolled into three dose groups. GI-6207 doses were evenly divided and administered subcutaneously at four injection sites, in the right and left axillary chest wall, or under-arm area, and in the right and left inguinal area, or groin. Five subjects have had stable or decreased CEA levels and stable disease on treatment. Only one subject experienced a grade 3 toxicity, defined as an event severe enough to interfere with daily living activities. This subject had pleural and pericardial metastases, or cancer in the spaces surrounding the heart and lungs, at the beginning of the study. The trial investigator and sponsor believed the event was likely caused by a therapeutic immune response directed at the metastatic lesions. The grade 3 toxicity resolved with cessation of GI-6207 therapy and treatment with corticosteroids. The patient resumed treatment with chemotherapy.

A Phase 2 clinical trial is being designed in collaboration with the NCI to treat patients with MTC tumors expressing CEA. The study is targeted for initiation at the NCI in 2012.

GI-6301

The GI-6301 Tarmogen is designed to target cancers expressing the brachyury protein, which plays a role in metastatic progression of certain cancers. The frequency of brachyury expression increases with stage of disease. In lung cancer, approximately 60% of later stage lung cancer biopsies showed expression of brachyury, compared to approximately 40% of earlier stage lung cancers. We plan to study GI-6301 in tumors known to have high incidence of brachyury expression.

Market Opportunity

A variety of cancers express brachyury, including lung, breast, colon, bladder, kidney, ovary, uterus and prostate cancers. Brachyury is also expressed in virtually all chordomas, a rare and difficult-to-treat central nervous system tumor.

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Development Status

In February 2012, in collaboration with the NCI, we initiated the GI-6301 Phase 1 clinical trial in subjects with metastatic cancers who have failed previous therapy or have no further therapeutic options. The trial is an open label, single agent, sequential dose escalation trial, with three to six subjects per dose group. Three dose levels will be tested, 4YU, 16YU and 40YU. In addition, up to ten subjects may be enrolled in an expansion group after three to six subjects have been treated at the maximum tolerated dose for at least four weeks. GI-6301 doses will be evenly divided and administered subcutaneously at four injection sites, in each under-arm area and in the right and left groin, every other week for seven visits, then monthly. The endpoints of this study are safety, tolerability, brachyury specific immune responses and clinical benefit.

Infectious Disease Programs

GI-5005

The GI-5005 Tarmogen contains a fusion protein encompassing sequences from two HCV proteins expressed in infected cells, NS3 and Core, which are highly conserved across HCV genotypes and are recognized by T cells. GI-5005 is engineered to activate an HCV-specific T cell immune response, resulting in the reduction of cells containing viral antigens.

GI-5005 is designed to complement therapeutic approaches that suppress replication of HCV, including interferon- and small molecule-based regimens, without adding meaningful toxicities to the regimen. We believe GI-5005 is the first therapeutic vaccine to demonstrate a clinically meaningful outcome in patients with a chronic infectious disease.

Market Opportunity

HCV infection is a major health epidemic with up to 170 million people infected worldwide. Approximately 20% to 30% of all HCV patients will face life-threatening complications as a result of their disease. In industrialized countries, HCV accounts for 40% of cases of end-stage cirrhosis, 60% of cases of hepatocellular carcinoma and 30% of liver transplants.

Historically, standard-of-care treatment of genotype 1 HCV has been weekly injections of pegylated-interferon with twice-daily oral ribavirin, or pegIFN/ribavirin, for 48 weeks of therapy. A patient genetic marker near the IL28B gene has recently been shown to be an important predictor of which patients in the acute setting will clear HCV without treatment and which patients with chronic infection will achieve SVR24 after receiving pegIFN/ribavirin. Unfavorable IL28B genotypes occur at a higher frequency in African Americans and correlate significantly to the poor SVR24 rates observed in this group. The consistency of the IL28B effect on viral clearance without treatment in the acute setting as well as SVR24 rates in the chronic setting suggests that the different genotypes mark a difference in the underlying immune response characteristics of the patients. The most difficult-to-treat IL28B genotype is referred to as the T/T genotype.

Recently, the addition of telaprevir or boceprevir to pegIFN/ribavirin has improved SVR24 to 65% to 75% using a shortened overall regimen. Despite these improvements, the addition of these agents adds toxicity to pegIFN/ribavirin therapy, which is associated with flu-like symptoms, depression, and decreased white and red blood cells. Future improvements to treatment will likely be aimed at eliminating interferon entirely from the regimen.

Data presented at a recent scientific conference indicated that an interferon-free treatment regimen may be effective in achieving higher SVR24 rates in certain treatment groups. Historically, genotype 2/3 HCV infected populations treated with interferon-based therapy have achieved higher SVR24 rates compared to genotype 1 HCV infected populations treated with interferon-based therapy. Recent studies have shown promising SVR24 rates in genotype 2/3 HCV infected patients using interferon-free treatment regimens. However, these studies have also shown that in genotype 1 HCV infected patients an interferon-free treatment regimen may be less effective than it is in patients with genotype 2/3 HCV. We believe additional data from external ongoing clinical trials using interferon-free treatment regimens may help to identify difficult-to-treat subgroups within the

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genotype 1 HCV population. As these data become available, we will evaluate the potential role of GI-5005 in the emerging landscape of interferon-free HCV treatment regimens.

Development Status

GI-5005-01 was a Phase 1, randomized, double-blind, placebo-controlled, dose escalation clinical trial of GI-5005 monotherapy in patients with chronic HCV. Over 85% of the subjects in the trial had HCV genotype 1 infections and approximately 80% of the subjects had previously not responded to interferon-based regimens. These patients represent the most difficult-to-treat HCV population. Subjects were given five weekly doses followed by two monthly doses, and were followed for a total of 12 months. GI-5005 was generally well tolerated, with no dose limiting toxicities, and demonstrated HCV-specific T cell immune responses, and showed treatment-associated HCV viral load reductions and normalization of liver enzyme, or ALT, levels compared to the placebo group.

GI-5005-02 was a randomized Phase 2b clinical trial evaluating 40YU GI-5005 plus pegIFN/ribavirin compared to pegIFN/ribavirin alone in subjects with chronic genotype 1 HCV infection. The study was initiated in December 2007 and completed enrollment with 140 subjects. The study was stratified by prior response to interferon plus ribavirin therapy. Seventy-three percent of subjects randomized had not previously been treated with interferon-based therapy and 27% of subjects had not previously responded to interferon-based regimens.

Study results included:

•	Overall, GI-5005 when used in combination with pegIFN/ribavirin demonstrated an improvement in each of the following:

•	43 of 68 subjects, or 63%, receiving GI-5005 plus pegIFN/ribavirin compared to 29 of 65 subjects, or 45%, receiving pegIFN/ribavirin alone had clearance of virus at the end of treatment;

•

29 of 50 subjects not previously treated with interferon-based therapy, or 58%, receiving GI-5005 plus pegIFN/ribavirin compared to 22 of 46 such subjects, or 48%, receiving pegIFN/ribavirin alone achieved SVR24; and

•

3 of 18 subjects who had previously not responded to interferon-based regimens, or 17%, receiving GI-5005 plus pegIFN/ribavirin compared to 1 of 19 such subjects, or 5%, receiving pegIFN/ribavirin alone achieved SVR24;

•

Responses differed by IL28B genotype in subjects who had not received prior treatment. For example, the largest improvement in SVR24 was observed in subjects with the most difficult-to-treat IL28B genotype, T/T, with three of five subjects, or 60%, receiving GI-5005 plus pegIFN/ribavirin achieving SVR24 compared to none of the five subjects receiving pegIFN/ribavirin alone. Additionally, the largest immune effect in subjects receiving GI-5005 plus pegIFN/ribavirin, measured by the number of HCV-specific T cells, was seen in subjects with the T/T genotype;

•	37 of 61 subjects, or 61%, receiving GI-5005 plus pegIFN/ribavirin compared to 16 of 44 subjects, or 36%, receiving pegIFN/ribavirin alone showed normalized ALT levels at the completion of therapy;

•	GI-5005 was generally well tolerated; and

•	While the trial was not powered to achieve statistical significance, the difference observed in SVR24 did not achieve statistical significance.

We have expanded the GI-5005-02 clinical trial to enroll 19 additional difficult-to-treat IL28B T/T subjects. These subjects have been randomized to either GI-5005 plus pegIFN/ribavirin or pegIFN/ribavirin alone to further evaluate the magnitude of the potential treatment effect of GI-5005.

GI-13000

GI-13000 is our series of Tarmogens expressing HBV antigens for the treatment of chronic HBV infection. We are developing GI-13000 in collaboration with Gilead. Our development strategy will be to combine GI-13000 with Gilead’s Viread, an approved antiviral drug, to determine if the combination can reduce or eliminate HBV infection.

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Market Opportunity

HBV infection is the most common serious liver infection in the world. National and regional prevalence ranges from over 10% in Asia to under 1% in the North America and Western Europe. Worldwide, approximately 350 million people are chronic carriers of HBV, of whom more than 620,000 die from liver-related disease annually. In the United States, chronic HBV infection affects up to 1.4 million people.

Vaccination has dramatically reduced the prevalence rates among children. However, mother-to-newborn transmission, especially in Asia, remains a common source of new infection. There is currently no cure for the vast majority of chronically-infected patients.

Current treatment for HBV includes oral antiviral therapy to suppress virus replication. These antiviral products have been highly effective in controlling the disease but generally do not result in a long-term cure, thus requiring chronic suppressive therapy to control the disease. An important unmet need in HBV is a treatment that can effectively improve seroconversion rates or “cures” in chronically infected patients, allowing cessation of long-term antiviral therapy without relapse.
Other Infectious Disease Product Candidates

Several other product candidates targeting a variety of infectious diseases are being explored in preclinical programs, including hepatitis delta virus, HIV/AIDS and certain pathogenic fungi. We currently expect to use a portion of the net proceeds of this offering to advance one or more of our unpartnered infectious disease programs through a Phase 2 clinical trial.

The Tarmogen Platform

The Tarmogen platform is based on research conducted by our scientific founders, Drs. Donald Bellgrau, Richard Duke and Alex Franzusoff, in the late 1990s and early 2000s. The discovery upon which the platform is based is that when animals are immunized with yeast expressing a recombinant protein, a cellular immune response is generated against the target recombinant protein and this immune response is capable of protecting the animal against diseased cells that express the same protein. While some antibody may be generated against the yeast, the antibody does not block the activity of the yeast, allowing for repeated administration and boosting of the immune response with additional administrations. The following graphics and corresponding captions describe the mechanism by which we believe Tarmogens work.

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Administration of Tarmogens initially results in binding of the yeast to white blood cells called antigen-presenting cells, the most important of which are known as dendritic cells, near the injection site. The dendritic cells are activated as a result of the Tarmogens binding to molecules called Toll-like receptors and other receptor molecules on the surface of the dendritic cell, resulting in the activation of immune signaling molecules called cytokines. The dendritic cell then engulfs the Tarmogen. Multiple Tarmogens may be taken up by the same dendritic cell.

The Tarmogen is processed by the dendritic cell in two ways. First, the Tarmogen is engulfed by subcellular bodies known as endosomes and the protein inside the endosome is cut into shorter fragments called peptides. These peptides are presented by Class II MHC molecules on the surface of the dendritic cell. In combination with IL-12, a cytokine that is produced by the dendritic cell, these MHC-peptide complexes on the surface of the dendritic cell are recognized by and activate cells involved in viral immunity called CD4+ helper T cells.

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Dendritic cells also process Tarmogens by engulfing them with different subcellular bodies called phagosomes. This results in presentation of peptides, including the antigen from inside the Tarmogen, to cells, known as CD8+ killer T cells, via Class I MHC molecules on the surface of the dendritic cell, resulting in proliferation of identical antigen specific CD8+ T cells. CD4+ helper T cells are so named because one of their roles is to “help” activate killer T cells by expressing a cytokine called interferon gamma, IFNg.

The newly activated CD8+ killer T cells move throughout the body and identify any other cell that expresses the same disease protein as the one recognized by the CD8+ killer T cells. Once the CD8+ killer T cell finds another cell in the body containing the target protein, it can kill the cell using multiple mechanisms.

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Manufacturing

We commissioned an approximately 22,000 square foot facility in 2006 in Louisville, Colorado that incorporates current Good Manufacturing Practices, or cGMP, for the manufacture of clinical supplies of our product candidates. The manufacturing facility includes clean room space, laboratories, support areas, a warehouse and a loading dock, and has enabled us to meet clinical demand in a cost-effective and timely manner. Controlling our own manufacturing facility has allowed us to produce Tarmogens at relatively small scale to meet Phase 1 and 2 clinical trial demands while avoiding the need to transfer technology and schedule production at contractors. We have invested $10.9 million since late 2005 in our facility to support both small-scale early clinical production and commercial-scale production for a pivotal trial and inventory build for potential product launch. Our small-scale production process is in routine operation. In addition, we have installed and partially validated our commercial-scale process equipment and demonstrated the growth of cells at commercial scale. We use this facility to produce bulk product candidate that is then shipped to contract manufacturing organizations for filling and finishing. Currently, we are working with two qualified filling contractors.

The Tarmogen manufacturing process yields an off-the-shelf vialed product candidate with multi-year stability that can be distributed through conventional pharmaceutical channels. We believe the projected yields using a 250 liter fermentor that will allow Phase 3 clinical trial and commercial manufacturing will result in productivity estimates that compare favorably to those reported by biotechnology companies for their products. We have designed the process using scalable unit operations implemented on portable, disposable equipment, which gives us the flexibility to scale up when needed and facilitates technology transfer to a contract manufacturer or a partner, should this be desirable.

Vials of live yeast cells for each of our product candidates are stored frozen at two different locations. We believe the storage conditions and available number of vials ensure adequate availability of cells through the life-cycle of each of our product candidates. To make a batch of a product candidate, a vial containing live cells is thawed and used to inoculate a series of fermentors of increasing size until a sufficient mass of cells is produced for further processing. The cells are then collected, heat treated so that no live cells remain, washed to remove impurities and vialed at the appropriate volume and concentration for dosing patients.

All production activities are conducted under cGMP, the global standards established by the U.S. Food and Drug Administration, or FDA, and other regulatory agencies for pharmaceutical production. The equipment used in the manufacturing process is based on designs typically encountered in the production of other biotechnology products, and has been customized to tailor their use to Tarmogen production. Tarmogens are tested according to standards reviewed by the FDA and other applicable regulatory bodies before the Tarmogens can be released for use in humans.

We currently supply clinical trial materials under our collaboration agreements with Celgene and Gilead. Our collaborators have the option to take over manufacturing under specified circumstances. If our collaborators assume manufacturing responsibility, we will transfer the manufacturing process to them. We may also serve as a primary or secondary source of manufacturing.

Sales and Marketing

Oncology Products

All of our oncology product candidates, including GI-4000, GI-6207 and GI-6301, are subject to our collaboration and option agreement signed in May 2009 with Celgene. If Celgene exercises its option to a specific oncology product candidate, then Celgene will have an exclusive license to develop, market and sell that product in all markets worldwide. If Celgene does not exercise its option to a particular oncology product candidate, we would evaluate the opportunity and may elect to further pursue development and commercialization independently or find a new corporate partner to support that product candidate.

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Infectious Disease Products

GI-5005. We retain all worldwide rights to GI-5005. As additional data from external ongoing clinical trials become available, we will evaluate the potential role of GI-5005 in future HCV combination treatment regimens in difficult-to-treat patient subgroups.

GI-13000. Our Tarmogen product candidates targeting HBV are subject to our license and collaboration agreement with Gilead. As a result, Gilead has an exclusive license to develop, market and sell any approved HBV products worldwide.

Other infectious disease product candidates. Other than our GI-13000 program, we retain worldwide rights to all infectious disease Tarmogen product candidates. In addition to our evaluation of GI-5005, we intend to develop and commercialize these product candidates through a combination of collaborations and internal sales and marketing teams, appropriate to each situation.

Competition

The biopharmaceutical industry is highly competitive. We face competition from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. Given the significant unmet medical need for novel therapies to treat cancer and chronic infection, these are areas of specialty for many companies, public and private universities and research organizations that are actively engaged in the discovery and research and development of products. As a result, there are and will likely continue to be extensive research and substantial financial resources invested in the discovery and development of new products to treat cancer and chronic infection. We anticipate facing intense and increasing competition as new products enter the market and advanced technologies become available. We expect competition among products will be based on product efficacy and safety, the timing and scope of regulatory approvals, availability of supply, marketing and sales capabilities, reimbursement coverage, price and patent position.

In addition, there are numerous multinational pharmaceutical companies and large biotechnology companies currently marketing or pursuing the development of products or product candidates targeting the same indications as our product candidates. Many of our competitors will have substantially greater financial, technical and human resources. Accordingly, our competitors may be more successful in developing or marketing products and technologies that are more effective, safer or less costly. Additionally, our competitors may obtain regulatory approval for their products more rapidly and may achieve more widespread market acceptance.

Competing Immunotherapy Technologies

There are numerous immunotherapy products in clinical development, with over 215 targeting cancer, over 90 targeting infectious diseases and over 90 targeting chronic and other conditions. These products are generally based on one of several different competing platform technologies. These include peptide-based vaccines, whole autologous-cell based vaccines, whole allogeneic-cell based vaccines, DNA vaccines, viral-vector based vaccines, tumor lysate vaccines and dendritic cell vaccines. We are not aware of any other companies specifically utilizing yeast vectors. However, as research progresses, it is possible that competing approaches may prove superior to our Tarmogen technology, as each approach has the potential to confer different advantages and disadvantages based on its immunostimulatory mechanisms, formulation characteristics, manufacturing requirements, and logistical demands.

There is only one FDA-approved therapeutic vaccine, Dendreon Corporation’s sipuleucel-T, active cellular immunotherapy for the treatment of asymptomatic or minimally symptomatic metastatic castrate resistant hormone refractory prostate cancer. In addition, ipilimumab is an immunomodulatory product marketed by Bristol-Myers Squibb Company for the treatment of patients with late-stage melanoma. The cancer immunotherapy landscape is broad but still in the earlier stages of development with several public biopharmaceutical companies having clinical stage cancer immunotherapy products, including Dendreon Corporation, Bristol-Myers Squibb Company, GlaxoSmithKline plc, Merck & Co., Inc., NewLink Genetics Corporation, Merck KGaA and Sanofi. The immunotherapy landscape for the treatment of chronic infection is

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equally broad, with competing programs from large public biopharmaceutical companies such as Intercell AG, Novartis International AG, Dynavax Technologies Corporation, Transgene S.A., and Emergent BioSolutions Inc.

GI-4000

GI-4000 is the only late-stage product candidate targeting Ras mutated cancer. There are several marketed products indicated for pancreas cancer, including Astellas Pharma Inc.’s erlotinib, Teva Pharmaceutical Industries Limited’s streptozocin, and gemcitabine, fluorouracil, or 5-FU, and mitomycin, which are marketed by several generic pharmaceutical firms. In addition, there are multiple companies or institutions conducting clinical trials of immunotherapy products in pancreas cancer, including NCI, Bavarian Nordic, NewLink Genetics Corporation, Aduro BioTech Inc., Sidney Kimmel Comprehensive Cancer Center, Providence Health & Services, Duke University, Advantagene, Inc. and AlphaVax, Inc.

There are numerous marketed therapeutics indicated for NSCLC, including Roche Holding AG’s bevacizumab, Eli Lilly’s pemetrexed, Astellas Pharma’s erlotinib and AstraZeneca PLC’s gefitinib, as well as generically available gemcitabine, platinum-based chemotherapeutics (cisplatin, oxaliplatin and carboplatin) and mitotic inhibitors (paclitaxel and vinorelbine), which are marketed by several generic pharmaceutical firms. In addition, there are multiple companies or institutions with clinical trials of immunotherapy products in lung cancer, including Merck KGaA, NCI, Duke University, Innogene Kalbiotech Pte. Ltd., H. Lee Moffitt Cancer Center, University of Miami Sylvester Comprehensive Cancer Center, Transgene S.A., Heat Biologics, AVAX Technologies, Inc., Antigenics, Laboratory Elea S.A.C.I.F., Roswell Park Cancer Institute, Baylor College of Medicine, Institut Gustave Roussy, Celldex Therapeutics and Immunovative Therapies, Ltd.

There are numerous marketed therapeutics indicated for colorectal cancer, including Roche Holding AG’s bevacizumab, Bristol Myers-Squibb’s cetuximab, and Amgen’s panitumumab, as well as irinotecan, oxaliplatin, leucovorin and 5-FU, which are marketed by several generic pharmaceutical firms. In addition, there are multiple companies or institutions with clinical trials of immunotherapy products in colorectal cancer, including NCI, Instituto Cientifico y Tecnological de Navara, Stanford University, Radboud University, University of Michigan Cancer Center, AlphaVax Inc., Duke University, Immunovative Therapies Ltd. and Ohio State University Comprehensive Cancer Center.

GI-6207

In April 2011, AstraZeneca’s vandetanib was the first FDA-approved treatment for late-stage, or metastatic, MTC in adult patients who are ineligible for resection. We believe there are no immunotherapy products in late stage clinical development other than GI-6207 for MTC. There are companies or institutions with clinical trials of immunotherapy products generally targeting CEA, including Bavarian Nordic, NCI and Radboud University.

GI-6301

We believe there are no approved products targeting brachyury, and no immunotherapy products in clinical development targeting brachyury other than GI-6301.

GI-5005

There are several marketed therapeutics indicated for the treatment of chronic HCV infection, including Roche Holding AG’s pegylated interferon 2a, Merck’s pegylated interferon 2b and boceprevir, Vertex’s telaprevir, and ribavirin, which is marketed by several generic pharmaceutical firms. In addition, there are several companies or institutions with clinical trials of immunotherapy products for the treatment of chronic HCV infection, including Intercell, Novartis, Tripep, Inovio, Dynavax Technologies Corporation, Okairos, Transgene, Gilead, Abbott, Bristol Myers-Squibb, Biolex and Achillion. The availability of newly-approved and other investigational drugs for HCV may make it particularly difficult to enroll clinical trials for our GI-5005 product candidate.

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GI-13000

There are several marketed therapeutics indicated for the treatment of chronic HBV infection, including Roche Holding AG’s pegylated interferon 2a, Gilead’s tenofovir and adefovir, Bristol Myers-Squibb’s entecavir, Novartis’ telbivudine, and lamivudine, which is marketed by several generic pharmaceutical firms. In addition, there are several companies or institutions with clinical trials of immunotherapy products for the treatment of chronic HBV infection, including Chongqing Jiachen Biotechnology, Emergent Biosolutions, Shanghai Medical University, Dynavax Technologies Corporation, Institut Pasteur, Pohang University of Science and Technology and Vaxine Pty. Ltd.

Intellectual Property

It is important to our business to maintain the proprietary nature of and to protect our technology and know-how, including our proprietary Tarmogen product candidates, methods of making and using Tarmogen products, manufacturing processes, trade secrets, and know-how related to our Tarmogen products, processes and technology. Our success depends in part on our ability to protect our proprietary Tarmogen product candidates, technology and know-how, to operate without infringing the proprietary rights of others, and to prevent others from infringing our proprietary rights. We seek patent protection in the United States and internationally for our Tarmogen technology, Tarmogen product candidates, and other technology we develop. Our policy is to patent or in-license the technology, inventions and improvements that we consider important to the development of our business. We also rely on trade secrets, know-how and continuing innovation to develop and maintain our competitive position. We cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents granted to us in the future will be commercially useful in protecting our technology.

The Tarmogen technology platform is covered by eight families of patents and patent applications of which 30 are issued patents and 57 are patent applications, providing protection in the United States and foreign jurisdictions for the basic Tarmogen platform, as well as various improvements and modifications to the Tarmogen platform, technology and manufacturing processes. These eight patent families are owned and/or co-owned by us and/or exclusively licensed from The Regents of the University of Colorado or The United States of America as represented by the Department of Health and Human Services, or HHS. One of the patent families that cover the basic Tarmogen compositions of matter and method of use extends until November 2015. The other seven patent families provide coverage through November 2021, December 2023, February 2027, February 2028, April 2030, September 2030, and August 2031, respectively.

In addition to the protection provided by the existing patent families that we currently own, co-own and/or license, our exclusive, worldwide license from The Regents of the University of Colorado provides intellectual property rights related to the Tarmogen platform including various improvements and specific technologies related to the Tarmogen platform that have been or may be discovered in the future by University of Colorado researchers during the term of the license. We also have a non-exclusive license from Washington Research Foundation to intellectual property rights in the United States and certain other countries covering the production of recombinant yeast; the last of the issued patents under this license expires in April 2014.

Our lead oncology product candidate, GI-4000, targeting cancers expressing mutated Ras, is specifically covered under two patent families that we currently own and/or co-own and/or license under our exclusive, worldwide license from The Regents of the University of Colorado, of which 9 are issued patents and 26 are patent applications. These issued patents and any patent applications that issue as patents in the United States and/or abroad will expire in December 2023 or March 2027, unless the patent term is extended by patent term adjustment or patent term extension.

GI-6207, our oncology product candidate targeting cancers expressing CEA, is specifically covered by a patent family that we currently own and/or co-own and/or license under our exclusive, worldwide license from The Regents of the University of Colorado, of which eight are issued patents and 12 are patent applications. These issued patents and any patent applications that issue as patents in the United States and/or abroad will expire in

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December 2023, unless the patent term is extended by patent term adjustment or patent term extension. The antigen expressed by GI-6207 is also covered under a patent family that we have in-licensed from the Public Health and Human Services of The United States Government. The last of the 29 issued patents covered by the license from the Public Health and Human Services of The United States Government expires in September 2018.

GI-6301, our oncology product candidate targeting cancers expressing brachyury, is covered by two patent families. One patent family, of which eight are issued patents and 12 are patent applications, is owned and/or co-owned by us and/or licensed under our exclusive, worldwide license from The Regents of the University of Colorado. These issued patents and any patent applications that issue as patents in the United States and/or abroad will expire December 2023, unless the patent term is extended by patent term adjustment or patent term extension. A second patent family covering GI-6301, currently including one pending Patent Cooperation Treaty patent application, is co-owned by us and the United States of America as represented by HHS, and if patent applications claiming priority to this patent application issue in the United States and/or abroad, such issued patents will expire in March 2032, unless the patent term is extended by patent term adjustment or patent term extension. We also have an exclusive, worldwide license from the Public Health Service to the U.S. Government’s rights in this patent family.

Our lead product candidate in HCV infection, GI-5005, is specifically covered by three patent families, all owned by us, of which seven are issued patents and 22 are patent applications. These issued patents and any patent applications that issue as patents in the United States and/or abroad will expire on December 2023, October 2025, September 2029, or March 2031, unless the patent term is extended by patent term adjustment or patent term extension.

Our lead product candidates in HBV infection, known collectively as GI-13000, are primarily covered by one patent family that is owned by us and exclusively licensed to Gilead. The family currently contains five pending patent applications and is expected to provide exclusivity through February 2032, if these patent applications, or patent applications claiming priority to these patent applications, issue as patents in the United States and/or abroad, and unless the patent term is extended by patent term adjustment or patent term extension.

We are also actively pursuing additional patent applications in the United States and foreign patent jurisdictions for other preclinical Tarmogen product candidates and methods of use, including additional Tarmogen product candidates targeting oncology antigens, and additional Tarmogen product candidates for infectious disease. In addition, we intend to seek patent protection whenever available for any products or product candidates and related technology we develop and/or acquire in the future.

The patent positions of biotechnology companies like ours are generally uncertain and involve complex legal, scientific and factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued. Consequently, we do not know whether the Tarmogen product candidates we are developing will gain patent protection or, if patents are issued, whether they will provide significant proprietary protection or will be challenged, circumvented or invalidated. Because patent applications in the United States and certain other jurisdictions are maintained in secrecy for 18 months, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain of the priority of inventions covered by pending patent applications. Moreover, we may have to participate in post-grant proceedings, interference proceedings, or third-party ex parte or inter partes reexamination proceedings under the U.S. Patent and Trademark Office, or in opposition proceedings in a foreign patent office, any of which could result in substantial cost to us, even if the eventual outcome is favorable to us. There can be no assurance that the patents, if issued, would be held valid by a court of competent jurisdiction. An adverse outcome could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease using specific compounds or technology. To the extent prudent, we intend to bring litigation against third parties that we believe are infringing one or more of our patents.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the United States, a patent term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office in

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granting a patent, or may be shortened if a patent is terminally disclaimed over another patent. Certain of our patents currently benefit from patent term adjustment and some of our patents issuing in the future may benefit from patent term adjustment.

The patent term of a patent that covers an FDA-approved product may also be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the product is under regulatory review. Patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved product may be extended. Similar provisions are available in Europe and other non-U.S. jurisdictions to extend the term of a patent that covers an approved product. In the future, if and when our Tarmogen product candidates receive FDA approval, we expect to apply for patent-term extensions on patents covering those products.

To protect our rights to any of our issued patents and proprietary information, we may need to litigate against infringing third parties, or avail ourselves of the courts or participate in hearings to determine the scope and validity of those patents or other proprietary rights. These types of proceedings are often costly and could be very time-consuming to us, and there can be no assurance that the deciding authorities will rule in our favor. An unfavorable decision could allow third parties to use our technology without being required to pay us licensing fees or may compel us to license needed technologies to avoid infringing third-party patent and proprietary rights. Such a decision could even result in the invalidation or a limitation in the scope of our patents or forfeiture of the rights associated with our patents or pending patent applications.

We intend to seek orphan drug status whenever it is available. If a product which has an orphan drug designation subsequently receives the first regulatory approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, meaning that the applicable regulatory authority may not approve any other applications to market the same drug for the same indication, except in certain very limited circumstances, for a period of seven years in the United States and 10 years in the European Union. Orphan drug designation does not prevent competitors from developing or marketing different drugs for an indication. We have applied for orphan drug status for GI-4000 for use in pancreas cancer.

We also rely on trademark registration to protect our intellectual property. We currently have trademarks registered on the Principal Register in the United States for “GLOBEIMMUNE”, “TARMOGEN”, and for our company logo, and on the Supplemental Register for “TARGETED MOLECULAR IMMUNOTHERAPY”, with an application pending for “TARGETED MOLECULAR IMMUNOTHERAPY” on the Principal Register. We also have a trademark application pending for “TAME” and a trademark application pending for “GBIM”.

We also rely on trade secret protection for our confidential and proprietary information. No assurance can be given that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose such technology, or that we can meaningfully protect our trade secrets. However, we believe that the substantial costs and resources required to develop technological innovations will help us to protect the competitive advantage of our products.

It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting or collaborative relationships with us. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions conceived by the individual shall be and are our exclusive property. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for our trade secrets in the event of unauthorized use or disclosure of such information.

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Licensing Agreements

Celgene Corporation – Collaboration and Option Agreement

We are party to a Collaboration and Option Agreement, or the Celgene Agreement, with Celgene, dated May 14, 2009, as amended November 6, 2009, February 9, 2010, June 16, 2011 and October 24, 2011. Under the Celgene Agreement, we granted Celgene the exclusive option, on a program-by-program basis, to all of our oncology programs. For each such program, we have agreed to conduct early development of the product candidates in such oncology program through certain predefined endpoints, at which time Celgene will have the right to exercise its option and obtain the exclusive license to develop and commercialize the product candidates in such program. After the exercise of the option, Celgene will be solely responsible for the development and commercialization of the applicable products. We are responsible for the manufacture and supply of the products for both development and commercial use, for which we will be paid a fee, unless Celgene exercises its option to manufacture the products.

Under the Celgene Agreement, Celgene paid us an initial $30 million fee. If certain development and regulatory milestones are achieved, we would be eligible to receive up to $441 million in milestone payments, and, if products are commercialized, up to an additional $60 million of milestone payments plus tiered royalties based on net sales of each licensed product candidate.

Each party has the right to terminate the Celgene Agreement for the other party’s uncured material breach or insolvency, and Celgene has the right to terminate the Celgene Agreement for convenience at any time upon prior notice. Following termination of the Celgene Agreement by Celgene for our uncured material breach or insolvency, all licenses granted to Celgene will continue with respect to the programs for which Celgene has exercised the option, subject to certain continuing obligations. If not terminated earlier, the Celgene Agreement will remain in effect, for a particular product in a particular country, until the expiration of all payment obligations for such product in such country.

Gilead Sciences, Inc. – License and Collaboration Agreement

We are party to a License and Collaboration Agreement, or the Gilead Agreement, dated October 24, 2011 with Gilead Sciences. Under the agreement, we granted Gilead exclusive worldwide rights to use our platform technology on Tarmogens to research, develop, and commercialize vaccine products directed at HBV. Under the agreement, we also granted Gilead licenses under certain trademarks owned or controlled by us, solely for use with respect to such HBV vaccine product.

Under the Gilead Agreement, we will collaborate with Gilead on the development and commercialization of therapeutic vaccine products for use in conjunction with Gilead’s drug, Viread (tenofovir disoproxil fumarate), for the treatment of HBV infection. We are responsible for the manufacture and supply to Gilead of the vaccine products during the collaboration development period. Gilead granted to us a non-exclusive, worldwide license under any Gilead improvements to our Tarmogen technology, to develop and commercialize Tarmogens in all fields other than HBV. Such license will bear royalties payable to Gilead as negotiated by the parties in good faith.

Under the Gilead Agreement, Gilead paid us an upfront payment of $10 million and agreed to fund a Phase 1a clinical trial of GI-13000. Gilead is responsible for clinical development beyond the Phase 1a clinical trial. We are eligible to receive additional proceeds of up to $135 million in development and regulatory milestones, and if products are commercialized, tiered royalties and up to $40 million of sales milestone payments based on net sales of the licensed product candidates.

The term of the Gilead Agreement continues on a product-by-product and country-by-country basis until the expiration of Gilead’s obligation to pay royalties for such product in such country, or until the agreement is earlier terminated. Gilead can terminate the agreement at will on prior written notice to us. Each party has the right to terminate the agreement for the other party’s uncured material breach of the agreement, or if such other party becomes insolvent or bankrupt. Under certain circumstances of termination of the agreement, Gilead will negotiate in good faith with us the terms under which Gilead will grant to us an exclusive, royalty-bearing license to a terminated product in the terminated country.

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The Regents of the University of Colorado – Restated Intellectual Property License Agreement

We are party to a Restated Intellectual Property License Agreement, or the CU Agreement, with The Regents of the University of Colorado, or CU, dated March 30, 2006 and originally effective as of September 18, 1997, as amended May 5, 2009 and March 12, 2010. The CU Agreement granted to us an exclusive, worldwide, sublicenseable license under specified CU patent rights relating to yeast-based immunotherapy, to make, use and sell products and processes that are covered by such patent rights. CU retains a non-exclusive, non-transferrable right to use such patent rights for academic and research purposes, and also to certain pre-existing rights of the U.S. government. The CU Agreement also granted to us an option to obtain rights to any future inventions or discoveries created or developed at CU by one or more of the original inventors of the licensed CU patents.

In consideration of our license under the CU Agreement, we issued to CU shares of our common stock. We also are obligated to pay CU royalties on net revenues from our and our sublicensee’s sale of any commercialized licensed product or process, and certain other payments. We are responsible for diligently prosecuting and maintaining the licensed CU patent rights, at our sole cost and expense.

Under the CU Agreement, we have certain obligations to obtain funding or financing to conduct further research and development, and are obligated to commercialize, either directly or through a sublicensee, the licensed CU patent rights as licensed products or processes.

The term of the CU Agreement continues until the expiration of the last patent included within the licensed CU patents, or until the agreement is earlier terminated. We may terminate the agreement on prior written notice to CU. Each party has the right to terminate the agreement for the other party’s uncured material breach of obligations under the agreement.

Washington Research Foundation – Field-of-Use Non-Exclusive License Agreement

We are party to a Field-of-Use Non-Exclusive License Agreement, or the WRF Agreement, with Washington Research Foundation, or WRF, dated November 24, 2003, as amended on May 5, 2009. The WRF Agreement granted to us a non-exclusive license in the United States and certain other countries, under specified WRF patent rights relating to WRF’s recombinant yeast expression technology, to develop and commercialize products in a certain field of use. We may grant sublicenses, through multiple tiers, under such license from WRF, subject to certain additional conditions.

In consideration of such license grant, we are obligated to pay to WRF specified license fees, annual license maintenance fees, annual sublicense fees, a milestone payment if a certain development milestone is met, and royalties as a percentage of net sales of a licensed product by us, an affiliate or a sublicensee.

Under the agreement, we are obligated to demonstrate our, or an affiliate’s or a sublicensee’s, progress in developing, marketing and selling licensed products, including providing annual reports to WRF on such progress.

Unless terminated earlier, the WRF Agreement will remain in effect until the expiration of the last valid claim in the licensed WRF patents. We may terminate the agreement with written notice to WRF. Each party has the right to terminate the agreement for the other party’s uncured material breach of obligations under the agreement. WRF may terminate the agreement in the event of our bankruptcy or insolvency. If the agreement terminates, any sublicense we granted under the WRF patent rights will automatically become a direct license of WRF, subject to that sublicensee meeting certain additional conditions and obligations.

National Cancer Institute – Cooperative Research and Development Agreement

We are party to a Cooperative Research and Development Agreement, or CRADA, with NCI, entered into in 2008, as amended on August 8, 2011. We previously carried out a series of collaborative research studies with NCI on the generation and analysis of yeast-based vaccines in preclinical models. Under the CRADA, the parties will jointly develop products intended to treat a variety of cancers, through collaborative research and development activities set forth in a research plan. We will utilize our proprietary Tarmogen technology to

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develop multiple immunotherapy products expressing various cancer antigens provided by the NCI, and the NCI will conduct and fund preclinical and early clinical development of the product candidates.

Under the CRADA, NCI will be the sponsor of, and will prepare and submit an Investigational New Drug Application, or IND covering the applicable product candidate or candidates. We may sponsor our own clinical trials for Tarmogens developed within or outside the scope of the CRADA and hold our own IND for studies performed outside the scope of the CRADA, or for studies within the scope of the CRADA if mutually agreed by the parties.

The party that produces an invention or develops materials under the CRADA retains sole ownership of such invention and materials. The parties will jointly own all data created under the CRADA. Subject to certain rights retained by the U.S. government, NCI has granted us certain license and option rights, with respect to any inventions made solely by NCI or jointly between the parties under the CRADA. Further, we have granted to the U.S. government, for research or other U.S. government purposes, a non-exclusive, worldwide, nontransferable, irrevocable, paid-up license to practice any inventions made solely by us under the CRADA.

The term of the CRADA is for five years. A party may unilaterally terminate the CRADA by providing prior written notice. In the event we terminate the CRADA, or otherwise suspend development of the product candidates during the term of the CRADA without transferring our development efforts, assets and obligations to a third party within ninety days of such discontinuation, we have agreed to continue supplying the product candidates with respect to all patients enrolled under any active or approved protocols, subject to certain restrictions.

Public Health Service – Patent License Agreements

We are party to a Patent License Agreement, or the PHS Agreement, with the U.S. Public Health Service, or PHS, dated June 12, 2007, as amended April 5, 2010 and October 31, 2011. Under the PHS Agreement, we are granted a worldwide exclusive license under certain PHS patent rights to develop and commercialize licensed products and licensed processes for oncology indications related to over-expressed CEA. The Company has the right to grant sublicenses, through multiple tiers, upon written approval of PHS, such approval not to be unreasonably delayed or withheld, and subject to certain additional conditions and obligations.

Our license under the PHS Agreement is subject to the U.S. government’s retained rights under a non-exclusive, worldwide, royalty-free license for the practice of all inventions licensed under the PHS patent rights, by or on behalf of the U.S. government and on behalf of any foreign government or international organization pursuant to any existing or future treaty or agreement to which the U.S. government is a signatory. For purposes of encouraging basic research, the U.S. government also reserves the right to grant or require us to grant to a third party on reasonable terms a non-exclusive, non-transferable license to make and use the licensed products or licensed processes for research purpose only, but subject to PHS consulting with us in the event such third party is a commercial entity. Under certain exceptional and enumerated circumstances, the U.S. government may require us to grant a sublicense to a responsible third party applicant, on terms that are reasonable under the circumstances. The PHS takes responsibility for all aspects of the preparation, filing, prosecution and maintenance of any and all patent applications or patents included in the licensed PHS patent rights, subject to our payment of certain patent-related expenses.

In consideration of our license under the PHS Agreement, we have agreed to pay to PHS certain royalties, including as a percentage of net sales of any licensed products or licensed processes. Under the agreement, we agreed to use reasonable commercial efforts to bring the licensed products and licensed processes to practical application, including meeting certain development benchmarks as agreed to by the parties, and making such licensed products and licensed processes commercially available to the public in accordance with an agreed-to commercial development plan. Upon the first commercial sale of any licensed product or licensed process, we have agreed to use reasonable commercial efforts to make reasonable quantities of such licensed product available on a compassionate use basis to patients, and to develop educational materials directed to patients and physicians.

The term of the PHS Agreement continues until the expiration or termination of the last to expire of the patents under the PHS patent rights, or until the agreement is earlier terminated. We have the unilateral right to terminate

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the agreement, or our license in any country, on written notice to PHS. PHS has the right to terminate for our uncured material breach of our obligations under the agreement, or if we become insolvent or bankrupt. PHS also has the right to terminate or modify the PHS Agreement if it determines that certain specific events have occurred, such as our failure to achieve any development benchmarks or failure to satisfy unmet health and safety needs, provided such right is subject to appeal by us. Upon termination of the PHS Agreement, a sublicensee of ours under the PHS patent rights may elect for termination of its sublicense, or the conversion to a license directly between it and PHS. Such conversion is subject to PHS approval and contingent upon the sublicensee’s acceptance of the remaining provisions of the PHS Agreement.

We are also party to three other Patent License Agreements, or the Additional PHS Agreements, with PHS dated August 23, 2011, March 12, 2012, and January 3, 2012. Under the Additional PHS Agreements, we are granted worldwide exclusive licenses under certain PHS patent rights covering “subject inventions” that arose under the CRADA between us and NCI, to make, have made, use, have use, sell, have sold, offer to sell, and import licensed products and licensed processes. We have the right to grant sublicenses, through multiple tiers, upon written approval of PHS, such approval not to be unreasonably delayed or withheld, and subject to certain additional conditions and obligations.

Our licenses under the Additional PHS Agreements are subject to the U.S. government’s retained rights under a non-exclusive, worldwide, royalty-free license for the practice of all inventions licensed under the PHS patent rights, by or on behalf of the U.S. government and on behalf of any foreign government or international organization pursuant to any existing or future treaty or agreement to which the U.S. government is a signatory. For purposes of encouraging basic research, the U.S. government also reserves the right to grant or require us to grant to a third party on reasonable terms a non-exclusive license to make and use the licensed products or licensed processes for research purpose only, but subject to PHS consulting with us in the event such third party is a commercial entity. Under certain exceptional and enumerated circumstances, the U.S. government may require us to grant a sublicense to a responsible third party applicant, on terms that are reasonable under the circumstances.

In consideration of our licenses under the Additional PHS Agreements, we have agreed to pay to PHS certain royalties, including as a percentage of net sales of any licensed products or licensed processes. We are also responsible for the preparation, filing, prosecution and maintenance of any and all patent applications or patents included in the licensed PHS patent rights, subject to consultation with PHS. In addition, under the agreement, we agreed to use reasonable commercial efforts to bring the licensed products and licensed processes to practical application, including meeting certain development benchmarks as agreed to by the parties, and making such licensed products and licensed processes commercially available to the public in accordance with an agreed-to commercial development plan. Upon the first commercial sale of any licensed product or licensed process, we have agreed to use reasonable commercial efforts to make reasonable quantities of such licensed product available on a compassionate use basis to patients, and to develop educational materials directed to patients and physicians.

The terms of the Additional PHS Agreements continue until the expiration or termination of the last to expire of the patents under the applicable PHS patent rights, or until the agreements are earlier terminated. For each agreement within the Additional PHS Agreements, we have the unilateral right to terminate the agreement, or our license in any country, on written notice to PHS. PHS has the right to terminate for our uncured material breach of our obligations under the agreement, or if we become insolvent or bankrupt. PHS also has the right to terminate or modify the Additional PHS Agreements if it determines that certain specific events have occurred, such as our failure to achieve any development benchmarks or failure to satisfy unmet health and safety needs, provided that such right is subject to appeal by us. Upon termination of any of the agreements within the Additional PHS Agreements, a sublicensee of ours under the applicable PHS patent rights may elect for termination of its sublicense, or the conversion to a license directly between it and PHS. Such conversion is subject to PHS approval and contingent upon the sublicensee’s acceptance of the remaining provisions of the applicable Additional PHS Agreement.

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Government Regulation

We operate in a highly regulated industry that is subject to significant federal, state, local and foreign regulation. Our present and future business has been, and will continue to be, subject to a variety of laws including, the Federal Food, Drug, and Cosmetic Act, or FDC Act, and the Public Health Service Act, among others.

The FDC Act and other federal and state statutes and regulations govern the testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of our products. As a result of these laws and regulations, product development and product approval processes are very expensive and time-consuming.

FDA Approval Process

In the United States, pharmaceutical products, including biologics, are subject to extensive regulation by the FDA. The FDC Act and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending new drug applications, or NDAs, or biologic license applications, or BLAs, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution.

Pharmaceutical product development in the United States typically involves preclinical laboratory and animal tests, the submission to the FDA of an IND, which must become effective before clinical testing may commence, and adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug or biologic for each indication for which FDA approval is sought. Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease.

Preclinical tests include laboratory evaluation as well as animal trials to assess the characteristics and potential pharmacology and toxicity of the product. The conduct of the preclinical tests must comply with federal regulations and requirements including good laboratory practices. The results of preclinical testing are submitted to the FDA as part of an IND along with other information, including information about product chemistry, manufacturing and controls, and a proposed clinical trial protocol. Long term preclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted.

A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If the FDA has not objected to the IND within this 30-day period, the clinical trial proposed in the IND may begin.

Clinical trials involve the administration of the investigational drug to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted in compliance with federal regulations and good clinical practices, or GCP, as well as under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol involving testing on U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND.

The FDA may order the temporary or permanent discontinuation of a clinical trial at any time or impose other sanctions if it believes that the clinical trial is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. The clinical trial protocol and informed consent information for patients in clinical trials must also be submitted to an institutional review board, or IRB, for approval. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions.

Clinical trials to support NDAs or BLAs, which are applications for marketing approval, are typically conducted in three sequential Phases, but the Phases may overlap. In Phase 1, the initial introduction of the

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investigational drug candidate into healthy human subjects or patients, the investigational drug is tested to assess metabolism, pharmacokinetics, pharmacological actions, side effects associated with increasing doses and, if possible, early evidence on effectiveness. Phase 2 usually involves trials in a limited patient population, to determine the effectiveness of the investigational drug for a particular indication or indications, dosage tolerance and optimum dosage, and identify common adverse effects and safety risks. In the case of product candidates for severe or life-threatening diseases such as cancer, the initial human testing is often conducted in patients rather than in healthy volunteers.

If an investigational drug demonstrates evidence of effectiveness and an acceptable safety profile in Phase 2 evaluations, Phase 3 clinical trials are undertaken to obtain additional information about clinical efficacy and safety in a larger number of patients, typically at geographically dispersed clinical trial sites, to permit the FDA to evaluate the overall benefit-risk relationship of the investigational drug and to provide adequate information for its labeling.

After completion of the required clinical testing, an NDA or, in the case of a biologic, a BLA, is prepared and submitted to the FDA. FDA approval of the marketing application is required before marketing of the product may begin in the United States. The marketing application must include the results of all preclinical, clinical and other testing and a compilation of data relating to the product’s pharmacology, chemistry, manufacture, and controls.

The FDA has 60 days from its receipt of an NDA or BLA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of marketing applications. Most such applications for non-priority drug products are reviewed within ten months. The review process may be extended by the FDA for three additional months to consider new information submitted during the review or clarification regarding information already provided in the submission. The FDA may also refer applications for novel drug products or drug products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving a marketing application, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the drug product is manufactured. The FDA will not approve the NDA or, in the case of a biologic, the BLA unless compliance with cGMPs is satisfactory and the marketing application contains data that provide substantial evidence that the product is safe and effective in the indication studied. Manufacturers of biologics also must comply with FDA’s general biological product standards.

After the FDA evaluates the NDA or BLA and the manufacturing facilities, it issues an approval letter or a complete response letter. A complete response letter outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed in a resubmission of the marketing application, the FDA will re-initiate review. If the FDA is satisfied that the deficiencies have been addressed, the agency will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. It is not unusual for the FDA to issue a complete response letter because it believes that the drug product is not safe enough or effective enough or because it does not believe that the data submitted are reliable or conclusive.

An approval letter authorizes commercial marketing of the drug product with specific prescribing information for specific indications. As a condition of approval of the marketing application, the FDA may require substantial post-approval testing and surveillance to monitor the drug product’s safety or efficacy and may impose other conditions, including labeling restrictions, which can materially affect the product’s potential market and profitability. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

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Biosimilars

The Biologics Price Competition and Innovation Act, or BPCIA, was passed on March 23, 2010 as Title VII to the Patient Protection and Affordable Care Act, or PPACA. The law provides for an abbreviated approval pathway for biological products that demonstrate biosimilarity to a previously-approved biological product. The BPCIA provides 12 years of exclusivity for innovator biological products. The BPCIA may be applied to our product candidates in the future and could be applied to allow approval of biosimilars to our products. Although it has issued some draft guidance, the FDA is only now soliciting public comment and conducting hearings to assist the agency in drafting regulations under the BPCIA. It is not certain that we will receive 12 years of biologics marketing exclusivity for any of our products. Many of the details regarding the implementation of the PPACA and the BPCIA are yet to be determined. The U.S. Supreme Court heard a constitutional challenge to the PPACA in 2012. If the Supreme Court rules that the PPACA is unconstitutional, the BPCIA may not stand.

Other Regulatory Requirements

Once an NDA or BLA is approved, a product will be subject to certain post-approval requirements. For instance, the FDA closely regulates the post-approval marketing and promotion of therapeutic products, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet.

Biologics may be marketed only for the approved indications and in accordance with the provisions of the approved labeling. Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new BLA or BLA supplement, before the change can be implemented. A BLA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing BLA supplements as it does in reviewing BLAs. We cannot be certain that the FDA or any other regulatory agency will grant approval for our product candidates for any other indications or any other product candidate for any indication on a timely basis, if at all.

Adverse event reporting and submission of periodic reports is required following FDA approval of a BLA. The FDA also may require post-marketing testing, known as Phase 4 testing, risk evaluation and mitigation strategies, and surveillance to monitor the effects of an approved product or place conditions on an approval that could restrict the distribution or use of the product. In addition, quality control as well as product manufacturing, packaging, and labeling procedures must continue to conform to cGMPs after approval. Manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA during which the agency inspects manufacturing facilities to assess compliance with cGMPs. Accordingly, manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain compliance with cGMPs. Regulatory authorities may withdraw product approvals or request product recalls if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered.

Companion Diagnostic Review and Approval

Some of our product candidates currently rely upon the use of a companion diagnostic test to select patients with the appropriate mutation and in the future we may utilize other biomarkers as companion diagnostic tests for our other product candidates. Presently, these mutation tests are available only as Laboratory Developed Tests that are commercialized by laboratories certified under the Clinical Laboratory Improvement Amendments. Approval of our product candidates will likely require FDA approval of a Premarket Approval Application, or PMA, for a reproducible, validated diagnostic test to be used with our Tarmogens.

The PMA process is costly, lengthy, and uncertain, although the PMA review for a mutation test is currently planned to occur concurrently with the development and review of a BLA for our product candidates. The receipt and timing of PMA approval may have a significant effect on the receipt and timing of commercial approval for our product candidates. Human diagnostic products are subject to pervasive and ongoing regulatory obligations,

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including the submission of medical device reports, adherence to the Quality Systems Regulation, recordkeeping and product labeling, as enforced by the FDA and comparable state authorities.

U.S. Foreign Corrupt Practices Act

The U.S. Foreign Corrupt Practices Act, to which we are subject, prohibits corporations and individuals from engaging in certain activities to obtain or retain business or to influence a person working in an official capacity. It is illegal to pay, offer to pay or authorize the payment of anything of value to any foreign government official, government staff member, political party or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity.

Federal and State Fraud and Abuse Laws

In addition to FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict certain marketing practices in the biopharmaceutical and medical device industries in recent years. These laws include anti-kickback statutes and false claims statutes.

The federal health care program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting, or receiving remuneration to induce or in return for purchasing, leasing, ordering, or arranging for the purchase, lease, or order of any health care item or service reimbursable under Medicare, Medicaid, or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases, or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from anti-kickback liability.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid. Recently, several pharmaceutical and other health care companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the company’s marketing of the product for unapproved, and thus non-reimbursable, uses. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, criminal fines, and imprisonment.

Because of the breadth of these laws and the narrowness of the safe harbors, it is possible that some of our business activities could be subject to challenge under one or more of such laws. Such a challenge could have a material adverse effect on our business, financial condition and results of operations.

Regulation in the European Union

Biologics are also subject to extensive regulation outside of the United States. In the European Union, for example, there is a centralized approval procedure that authorizes marketing of a product in all countries of the European Union, which includes most major countries in Europe. If this procedure is not used, approval in one country of the European Union can be used to obtain approval in another country of the European Union under two simplified application processes, the mutual recognition procedure or the decentralized procedure, both of which rely on the principle of mutual recognition. After receiving regulatory approval through any of the European registration procedures, pricing and reimbursement approvals are also required in most countries.

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Other Regulations

We are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances and biological materials. We may incur significant costs to comply with such laws and regulations now or in the future.

Research and Development

We incurred $12.1 million, $14.1 million and $16.0 million in research and development costs in the years ended December 31, 2011, 2010 and 2009, respectively.

Legal Proceedings

We are not currently a party to any material pending legal proceedings.

Employees

As of April 30, 2012, we had 36 employees, eight of whom held Ph.D. or M.D. degrees. Twenty-nine of our employees were engaged in research and development and manufacturing activities and seven were engaged in support administration, including business development, finance, information systems and human resources. None of our employees is subject to a collective bargaining agreement. We consider our relationship with our employees to be good.

Facilities

Our corporate headquarters are located in Louisville, Colorado, where we lease approximately 40,000 gross square feet of office, laboratory and manufacturing space under a lease expiring in 2013. We have an option to extend the lease for an additional 60 months.

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MANAGEMENT

The following table sets forth the name, age and position of each of our executive officers and directors as of April 30, 2012.

Name	Age	Position
Executive Officers
Timothy C. Rodell, M.D.	61	Chief Executive Officer, President and Director
David Apelian, M.D., Ph.D. MBA	47	Chief Medical Officer and Senior Vice President, Research and Development
John H. Frenz, Ph.D.	56	Vice President, Operations
C. Jeffrey Dekker, CPA	47	Vice President, Finance, Treasurer and Secretary

Non-Employee Directors
J. William Freytag, Ph.D.	60	Director
Ralph E. Christoffersen, Ph.D.(1)	74	Director
Augustine J. Lawlor	55	Director
Paul A. Mieyal, Ph.D.	42	Director
Dan J. Mitchell	55	Director
Pennina Safer, Ph.D.	55	Director
S. Edward Torres	49	Director

(1)	Dr. Christoffersen has informed the Company that he will resign from our Board of Directors one day prior to the effectiveness of the registration statement of which this prospectus is a part.

Executive Officers

Timothy C. Rodell, M.D. has been our Chief Executive Officer and has served as a member of our Board of Directors since April 2003 and he has been our President since June 2005. From March 2002 until April 2003, Dr. Rodell worked with SMG, Inc., a pharmaceutical consulting firm. From November 1999 until February 2002, Dr. Rodell was President and Chief Executive Officer of RxKinetix, Inc., a private drug delivery company. From March 1996 until October 2000, he held a number of positions at OXIS International, Inc., a publicly-traded developer of biotech and pharmaceutical technologies and products, including Chief Technology Officer and Chairman and President of OXIS International, SA, the company’s French subsidiary. From 1985 until 1995, Dr. Rodell was at Cortech, Inc., a publicly-traded biopharmaceutical company, where he was most recently Executive Vice President of Operations and Product Development. He also serves on the board of directors of the Biotechnology Industry Organization. Dr. Rodell earned his M.D. from the University of North Carolina School of Medicine and is board certified in internal medicine and pulmonary medicine. He also completed post-doctoral fellowships in molecular biology and cell biology at the Eleanor Roosevelt Cancer Institute and the Webb Waring Institute, respectively. We believe that Dr. Rodell possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience as a medical doctor, his operational and management expertise, and his years of leadership experience.

David Apelian, M.D., Ph.D., MBA has been our Chief Medical Officer and Senior Vice President, Research and Development since December 2008. He was our Chief Medical Officer and Vice President, Clinical Development and Regulatory Affairs from January 2005 until December 2008. Prior to joining us, Dr. Apelian served as a Clinical Director in the Infectious Diseases Group at Bristol-Myers Squibb, a publicly-traded pharmaceutical company, from February 2002 until November 2004. From November 1999 until February 2002, Dr. Apelian served as Clinical Director in the Department of Hepatology/Gastroenterology at Schering Plough, a publicly-traded pharmaceutical company. Dr. Apelian completed his residency training in Pediatrics at New York Hospital, Cornell Medical Center from July 1996 until July 1999. Dr. Apelian received his M.D. from the University of Medicine and Dentistry of New Jersey, a Ph.D. in Biochemistry from Rutgers University, and an M.B.A. from Quinnipiac University. Dr. Apelian earned a B.A. in Biochemistry from Rutgers University.

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John H. Frenz, Ph.D. has been our Vice President, Operations since August 2006. Prior to joining us, Dr. Frenz was at Genentech, Inc., a publicly-traded biotechnology company, from September 1988 to August 2006 where he held a variety of leadership roles in process development and manufacturing operations, including Plant Manager of Biochemical Manufacturing. Dr. Frenz earned a Ph.D. in Chemical Engineering from Yale University. He also holds an S.M. in chemical engineering from M.I.T. and an S.B. from Yale College in engineering and applied science.

C. Jeffrey Dekker, CPA has been our Vice President, Finance and Treasurer since October 2011 and Secretary since March 2012. Mr. Dekker joined us as Senior Director, Finance in February 2006. Prior to joining us, Mr. Dekker held leadership positions in finance and accounting at three private software companies, including at Webroot Software Inc. from October 2004 to February 2006, where he was Controller, at Requisite Technology Inc. from August 1999 to October 2004, where he was most recently Vice President and Controller, and at NxTrend Technology, Inc. from July 1993 to August 1999, where he was most recently Vice President, Corporate Controller. Mr. Dekker was at ITT Rayonier Port Angeles Pulp Division, Port Angeles, Washington from July 1989 to July 1993, where he was most recently Manager, General Accounting. From September 1986 until July 1989, he was at KPMG Peat Marwick, where he was most recently a Senior Accountant. Mr. Dekker earned a B.S. in accounting from Utah State University and is a certified public accountant.

Non-Employee Directors

J. William Freytag, Ph.D. has served as Chairman of our Board of Directors since January 2011 and has served as a member of our Board of Directors since March 2008. Dr. Freytag served as a member of the Board of Directors of ARCA biopharma, Inc., a publicly-traded biopharmaceutical company, from January 2009 to March 2011, serving as chair and a member of its compensation committee and its Lead Director from January 2009 to March 2011. Dr. Freytag served as a director of Immunicon Corp., a publicly-traded developer of diagnostic products, as well as a member of its compensation committee, from May 1998 until its merger with Veridex, LLC in June 2008. Dr. Freytag was Chairman and Chief Executive Officer of Aspreva Pharmaceuticals Corp., a publicly-traded pharmaceutical company, from July 2007 until its merger with Galenica AG in January 2008. Prior to Aspreva, Dr. Freytag was President, Chief Executive Officer and Chairman of the Board of Directors of Myogen, Inc., a publicly-traded pharmaceutical company, from July 1998 until Myogen was acquired by Gilead Sciences, Inc. in November 2006. From November 2006 through June 2007, Dr. Freytag served as Senior Advisor to Gilead. From October 1994 to May 1998, Dr. Freytag was a Senior Vice President at Somatogen, Inc., a publicly-traded biotechnology company. Prior to Somatogen, he was President of Research and Development at Boehringer Mannheim Corporation, an international healthcare company, from May 1990 to September 1994. Previously, Dr. Freytag spent ten years with DuPont in various research and business positions in the Medical Products Department. Dr. Freytag received a B.S. from Purdue University and a Ph.D. in biochemistry from the University of Kansas Medical Center. We believe that Dr. Freytag possesses specific attributes that qualify him to serve as a member of our board of directors, including his business and leadership experience in the pharmaceutical industry.

Ralph E. Christoffersen, Ph.D. has served as a member of our Board of Directors since June 2003. Dr. Christoffersen has been a Partner of Morgenthaler Ventures, a private equity firm, since July 2001. From July 2001 to May 2002, he was Chairman of the Board of Directors of Ribozyme Pharmaceuticals, Inc., a publicly-traded company involved in developing ribozyme-based therapeutic agents, and from June 1992 to July 2001, he was Chief Executive Officer and President of Ribozyme. Prior to joining Ribozyme, he was the Senior Vice President of Research at SmithKline Beecham Corporation from August 1989 until June 1992, Vice President of Discovery Research at The Upjohn Company from September 1983 until August 1989 and President and a Professor at Colorado State University from 1981 until 1983. Dr. Christoffersen also serves as a director of a number of private biotechnology companies. He received his Ph.D. from Indiana University and did his post-doctorate work at Nottingham University, United Kingdom and Iowa State University and received a B.S. from Cornell College. Dr. Christoffersen has informed the Company he will resign from our Board of Directors one day prior to the effectiveness of the registration statement of which this prospectus is a part due to Morgenthaler Ventures policy.

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Augustine J. Lawlor has been a member of our Board of Directors since June 2003. Mr. Lawlor has been a managing director of HealthCare Ventures LLC since June 2000. Prior to joining HealthCare Ventures, Mr. Lawlor served as Chief Operating Officer of LeukoSite Inc., a biotechnology company, from June 1997 to June 2000. Before joining LeukoSite, Mr. Lawlor served as Chief Financial Officer and Vice President of Corporate Development of Alpha-Beta Technology, Inc., a biotechnology company. He was also previously Chief Financial Officer and Vice President, Business Development, of BioSurface Technologies Corporation, a biofilm company. Mr. Lawlor serves on the Board of Directors of Cardiovascular Systems, Inc., a publicly-traded biopharmaceutical company, Human Genome Sciences, Inc. a publicly-traded biopharmaceutical company, and a number of private companies. He received a B.A. from the University of New Hampshire and a master’s degree in management from Yale University. We believe that Mr. Lawlor possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience in the venture capital industry, his years of business and leadership experience and his financial sophistication and expertise.

Paul A. Mieyal, Ph.D., CFA has been a member of our Board of Directors since July 2007. Since October 2006, Dr. Mieyal has served as a Vice President of Wexford Capital LP, a Securities and Exchange Commission, or SEC, registered investment advisor. Prior to that, from January 2000 to September 2006, he was Vice President in charge of healthcare investments for Wechsler & Co., Inc., a private investment firm and registered broker-dealer. Dr. Mieyal has served as a director of Nephros, Inc., a publicly-traded medical device company, since September 2007 and served as its acting CEO from April 2010 to April 2012. Dr. Mieyal has served as a director of Nile Therapeutics, Inc., a publicly-traded biopharmaceutical company, since September 2007, and also serves as a member of its audit and compensation committees. Between March 2009 and November 2010, Dr. Mieyal served as a director of OncoVista Innovative Therapies, Inc., a publicly-traded biopharmaceutical company. Dr. Mieyal received his Ph.D. in pharmacology from New York Medical College and a B.A. in chemistry and psychology from Case Western Reserve University, and he is a chartered financial analyst. We believe that Mr. Mieyal possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience in the venture capital industry, his years of business and leadership experience and his financial sophistication and expertise.

Dan J. Mitchell has been a member of our Board of Directors since June 2003. Mr. Mitchell founded and is a Manager of Sequel Venture Partners, L.L.C., a venture capital firm formed in January 1997. Prior to founding Sequel Venture Partners, Mr. Mitchell was a founder of Capital Health Venture Partners, a health care focused venture capital firm, in October 1986 where he was a General Partner until 2006. From 2002 to 2009, he served on the board of directors of Replidyne, Inc., a publicly-traded pharmaceutical company acquired by Cardiovascular Systems, Inc. Mr. Mitchell currently serves on the board of directors of several private companies. Mr. Mitchell holds a B.S. from the University of Illinois and an M.B.A. from the University of California at Berkeley. We believe that Mr. Mitchell possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience in the venture capital industry, his years of business and leadership experience and his financial sophistication and expertise.

Pennina Safer, Ph.D. has been a member of our Board of Directors since October 2011. Dr. Safer has been a Partner with Medica Venture Partners, a venture capital fund, since November 2002. Prior to joining Medica, Dr. Safer was a Principal at Concord Ventures, a venture capital fund from October 2000 to October 2002. From September 1998 until September 2000, she was Vice President of Research and Development at CBD Technologies, now a wholly-owned subsidiary of FuturaGene PLC, an agricultural biotechnology company that is publicly-traded on the London Stock Exchange. From September 1984 until August 1998, Dr. Safer held various positions including Director, Technology Acquisition at Genetics Institute, a biotechnology company, now a wholly-owned subsidiary of Pfizer. Dr. Safer received a B.S. from Brooklyn College of the City of New York and a Ph.D. in human genetics from Yale University, and did a post-doctoral fellowship at the Roche Institute of Molecular Biology. We believe that Dr. Safer possesses specific attributes that qualify her to serve as a member of our board of directors, including her experience in the venture capital industry and her years of business and leadership experience in the pharmaceutical industry.

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S. Edward Torres, has been a member of our Board of Directors since November 2010. Mr. Torres has been a Managing Director of Lilly Ventures Fund I, LLC, a venture capital fund since March 2009. From January 2006 until February 2009, he was a Managing Director of Lilly Ventures while Lilly Ventures was wholly-owned by Eli Lilly and Company. From December 2001 until December 2005, Mr. Torres was a Principal with Lilly Ventures. Prior to his various roles with Lilly Ventures, Mr. Torres held a range of positions with Eli Lilly and Company from 1989 through 2001, which included operational finance, planning, mergers and acquisitions, business development and global marketing roles. He currently serves on the boards of several private companies. Mr. Torres received a B.A. from Creighton University and an M.B.A. from the University of Michigan Business School. We believe that Mr. Torres possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience in the venture capital industry, his years of business and leadership experience in the pharmaceutical industry and his financial sophistication.

Our executive officers are appointed by and serve at the discretion of our board of directors. There are no family relationships between our directors and executive officers.

Board Composition and Election of Directors

Our amended and restated certificate of incorporation that is to become effective upon completion of this offering, or the amended and restated certificate of incorporation, will permit our Board of Directors to establish by resolution the authorized number of directors. Our Board of Directors currently consists of eight members, including seven non-employee directors and our Chief Executive Officer and President, Timothy C. Rodell, M.D. Our Board of Directors has determined that all of our directors, other than Dr. Rodell, are independent within the meaning of applicable NASDAQ listing standards. Dr. Christoffersen intends to resign from the Board of Directors one day prior to the effectiveness of the registration statement of which this prospectus is a part.

Each director serves until the expiration of the term for which such director was elected or appointed, or until such director’s death, resignation or removal. At each annual meeting of stockholders, successors to directors will be elected to serve from the time of election and qualification until the next annual meeting following election. Our amended and restated certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors.

We believe that the composition of our Board of Directors meets the requirements for independence under the rules of The NASDAQ Global Market. As required by such rules, we anticipate that our independent directors will meet in regularly scheduled executive sessions at which only independent directors are present. We intend to comply with future independence requirements to the extent they become applicable to us.

Board Committees

Upon completion of this offering, our Board of Directors will have an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Our Board of Directors may establish other committees to facilitate management of our business. The composition and primary responsibilities of each committee are described below.

Audit Committee

Upon completion of this offering, the members of our Audit Committee will be             ,             and             .             will serve as chairman of the Audit Committee. Our Board of Directors has determined that each member of the Audit Committee meets the independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and NASDAQ listing standards. Our Board of Directors has also determined that             qualifies as an audit committee financial expert within the meaning of SEC regulations.

The primary purpose of the Audit Committee is to discharge the responsibilities of our Board of Directors with respect to our accounting, financial and other reporting and internal control practices and to oversee our independent registered public accounting firm. Specific responsibilities of our Audit Committee include:

•	evaluating the performance of our independent registered public accounting firm and determining whether to retain or terminate its services;

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•

determining and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services, other than immaterial aggregate amounts of non-audit services as excepted under applicable laws and rules;

•

reviewing and discussing with management and our independent registered public accounting firm the results of the annual audit and the independent registered public accounting firm’s review of our annual and quarterly financial statements and reports;

•	reviewing with management and our independent registered public accounting firm significant issues that arise regarding accounting principles and financial statement presentation;

•	conferring with management and our independent registered public accounting firm regarding the scope, adequacy and effectiveness of our internal control over financial reporting; and

•	establishing procedures for the receipt, retention and treatment of any complaints we receive regarding accounting, internal control or auditing matters.

Compensation Committee

Upon completion of this offering, the members of our Compensation Committee will be             ,             and             .             will serve as chairman of the Compensation Committee. Our Board has determined that each member of the Compensation Committee is independent within the meaning of applicable NASDAQ listing standards, is a non-employee director as defined in Rule 16b-3 under the Exchange Act and is an outside director as that term is defined in Section 162(m) of the Internal Revenue Code of 1986. The purpose of our Compensation Committee is to discharge the responsibilities of our Board of Directors to oversee our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers and other senior management. Specific responsibilities of our Compensation Committee include:

•	determining the compensation and other terms of employment of our executive officers and reviewing and approving corporate performance goals and objectives relevant to such compensation;

•

evaluating and recommending to our Board of Directors the compensation plans and programs advisable for us, and evaluating and recommending the modification or termination of existing plans and programs; and

•	reviewing and approving the terms of any employment agreements, severance arrangements, change-of-control protections and any other compensatory arrangements for our executive officers.

Nominating and Corporate Governance Committee

Upon completion of this offering, the members of our Nominating and Corporate Governance Committee will be             ,             and             .             will serve as chairman of the Nominating and Corporate Governance Committee. Each member of the Nominating and Corporate Governance Committee is independent within the meaning of applicable NASDAQ listing standards. The specific responsibilities of our Nominating and Corporate Governance Committee include:

•	identifying, reviewing, evaluating and recommending for selection candidates for membership to our Board of Directors;

•

reviewing, evaluating and considering the recommendation for nomination of incumbent members of our Board of Directors for reelection to our Board of Directors and monitoring the size of our Board of Directors;

•	evaluating nominations by stockholders of candidates for election to our Board of Directors; and

•	reviewing, discussing and reporting to our Board of Directors an assessment of the performance of the Board of Directors.

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Compensation Committee Interlocks and Insider Participation

For the fiscal year ended December 31, 2011, members of the Compensation Committee consisted of Drs. Freytag, Christoffersen and Mieyal. None of the members of the Compensation Committee is currently, or has ever been at any time since the Company’s formation, one of the Company’s officers or employees. None of our officers currently serve, nor have they served during the last completed fiscal year, as a member of the board of directors or compensation committee of any entity that has one or more officers serving as a member of our Board of Directors or Compensation Committee.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions. Following the completion of this offering, the code of business conduct and ethics will be posted on the Corporate Governance section of our website, www.globeimmune.com. We expect that any amendments to the code of business conduct and ethics will be disclosed on our website. The reference to our web address does not constitute incorporation by reference of the information contained at or available through our website. You should not rely on our website or any such information in making your decision whether to purchase our common stock.

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EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table

The following table sets forth information regarding compensation earned during the year ended December 31, 2011 by our principal executive officer and our two other most highly compensated executive officers serving as executive officers at December 31, 2011 whose total compensation exceeded $100,000 for the year ended December 31, 2011. We refer to these individuals as our named executive officers.

Name and Principal Position	Year	Salary ($)	Non-equity Incentive Plan Compensation ($)(1)	All Other Compensation ($)(2)	Total ($)
Timothy C. Rodell, M.D.	2011	$375,000	109,500	54	484,554
Chief Executive Officer and President
David Apelian, M.D., Ph.D., MBA	2011	425,000	108,588	1,976	535,564
Chief Medical Officer and Senior Vice President, Research and Development(3)
John Frenz, Ph.D.	2011	286,000	73,073	54	359,127
Vice President, Operations

(1)	This column includes performance bonuses that are based on a percentage of 2011 base salary. See “—Narrative Disclosure to Summary Compensation Table—Non-Equity Incentive Plan Compensation” below for further discussion of these performance bonuses.

(2)	Unless otherwise noted, the amounts in this column represent life insurance premiums paid by the Company for the benefit of the named executive officer.

(3)	Dr. Apelian received a housing reimbursement of $4,636 in 2011 for his apartment in Colorado, which is not reported in this column. The amount in this column includes a $1,922 tax gross up Dr. Apelian received in connection with his housing reimbursement and a $54 life insurance premium.

Narrative Disclosure to Summary Compensation Table

Employment Agreements

The Company intends to enter into employment agreements with each of the named executive officers and C. Jeffrey Dekker, our Vice President, Finance. The material terms of the agreements, including severance and change-of-control terms, are summarized below.

Employment Agreement with Dr. Timothy Rodell

The Company entered into an employment agreement with Dr. Rodell on              , 2012. The initial term of the agreement is for three years, and the agreement will renew automatically at the end of the term unless either party notifies the other within 90 days of the agreement’s expiration of its or his desire to not renew the agreement or to renew the agreement on different terms. The agreement provides for an initial annual base salary of $388,125, which is subject to increase once every 12 months upon review by our Board of Directors, and subject to then-current market data for similar positions. Dr. Rodell will be eligible to participate on the same basis as similarly situated executives in the Company’s benefit plans in effect from time to time during his employment. In addition, Dr. Rodell is eligible to receive an annual bonus of up to 40% of his base salary if he meets targets established by our Board of Directors, subject to the Company’s financial performance. Dr. Rodell will also be eligible for equity incentive compensation, subject to the terms of the Company’s 2012 Equity Incentive Plan. Any such grants of equity-based compensation will be made at the discretion of the Board of Directors.

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In the event that the Company terminates Dr. Rodell’s employment without cause, or if Dr. Rodell resigns for good reason (other than in connection with a change-of-control of the Company), and provided that Dr. Rodell executes a general release in favor of the Company, he will be entitled to receive certain payments and other benefits, which are as follows:

•	an amount equal to 12 months of his base salary then in effect, payable on our standard payroll dates; and

•

if Dr. Rodell elects to continue coverage under our group health insurance plan, reimbursement of his insurance premiums (or in certain cases a taxable cash payment) for a period of 12 months or until he qualifies for health insurance benefits from a new employer, whichever occurs first.

The agreement further provides that, upon termination of Dr. Rodell’s employment by us within two months prior or 12 months after the date on which the Company experiences a change-of-control (as defined in the agreement), and provided that Dr. Rodell executes a general release in favor of the Company, Dr. Rodell would receive an amount equal to 18 months of his base salary then in effect, payable on our standard payroll dates and, if Dr. Rodell elects to continue coverage under our group health insurance plan, reimbursement of his insurance premiums (or in certain cases a taxable cash payment) for a period of 18 months or until he qualifies for health insurance benefits from a new employer, whichever occurs first. In addition, the unvested, unexpired portion of Dr. Rodell’s stock options and/or equity awards, as applicable, will be accelerated in full and the term and period during which Dr. Rodell’s stock options may be exercised will be extended to the earlier of 12 months after the date his employment ended, or the expiration date of the option as set forth in the applicable stock option grant notice and/or agreement.

Dr. Rodell has entered into an Employee Proprietary Information and Inventions Agreement with the Company. His agreement imposes certain confidentiality, non-compete and/or non-solicitation obligations on him. In the event that Dr. Rodell officer violates his confidentiality, non-compete and/or non-solicitation obligations, or the terms of his proprietary and inventions assignment agreement with the Company, Dr. Rodell’s right to the severance benefits that he would have otherwise been entitled to receive pursuant to his employment agreement will cease on the date of such violation.

Employment Agreement with Dr. David Apelian

The Company entered into an employment agreement with Dr. Apelian on             , 2012. The initial term of the agreement is for three years, and the agreement will renew automatically at the end of the term unless either party notifies the other within 90 days of the agreement’s expiration of its or his desire to not renew the agreement or to renew the agreement on different terms. The agreement provides for an initial annual base salary of $439,875, which is subject to increase once every 12 months upon review by our Board of Directors and subject to then-current market data for similar positions. In addition to his base salary, the Company has agreed to provide Dr. Apelian with a monthly payment of $435 for a housing allowance for the duration of his employment by the Company, provided that he maintains a residence in Colorado. Dr. Apelian will be eligible to participate on the same basis as similarly situated executives in the Company’s benefit plans in effect from time to time during his employment. In addition, Dr. Apelian is eligible to receive an annual bonus of up to 35% of his base salary if he meets targets established by our Board of Directors, subject to the Company’s financial performance. Dr. Apelian will also be eligible for equity incentive compensation, subject to the terms of the Company’s 2012 Equity Incentive Plan. Any such grants of equity-based compensation will be made at the discretion of the Board of Directors.

In the event that the Company terminates Dr. Apelian’s employment without cause, or if Dr. Apelian resigns for good reason (other than in connection with a change-of-control of the Company), and provided that Dr. Apelian executes a general release in favor of the Company, he will be entitled to receive certain payments and other benefits, which are as follows:

•	an amount equal to 6 months of his base salary then in effect, payable on our standard payroll dates; and

•

if Dr. Apelian elects to continue coverage under our group health insurance plan, reimbursement of his insurance premiums (or in certain cases a taxable cash payment) for a period of 6 months or until he qualifies for health insurance benefits from a new employer, whichever occurs first.

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The agreement further provides that, upon termination of Dr. Apelian’s employment by us within two months prior or 12 months after the date on which the Company experiences a change-of-control (as defined in the agreement), and provided that Dr. Apelian executes a general release in favor of the Company, Dr. Apelian would receive an amount equal to 12 months of his base salary then in effect, payable on our standard payroll dates and, if Dr. Apelian elects to continue coverage under our group health insurance plan, reimbursement of his insurance premiums (or in certain cases a taxable cash payment) for a period of 12 months or until he qualifies for health insurance benefits from a new employer, whichever occurs first. In addition, the unvested, unexpired portion of Dr. Apelian’s stock options and/or equity awards, as applicable, will be accelerated in full and the term and period during which Dr. Apelian’s stock options may be exercised will be extended to the earlier of 12 months after the date his employment ended, or the expiration date of the option as set forth in the applicable stock option grant notice and/or agreement.

Dr. Apelian has entered into an Employee Proprietary Information and Inventions Agreement with the Company. His agreement imposes certain confidentiality, non-compete and/or non-solicitation obligations on him. In the event that Dr. Apelian officer violates his confidentiality, non-compete and/or non-solicitation obligations, or the terms of his proprietary and inventions assignment agreement with the Company, Dr. Apelian’s right to the severance benefits that he would have otherwise been entitled to receive pursuant to his employment agreement will cease on the date of such violation.

Employment Agreement with Dr. John Frenz

The Company entered into an employment agreement with Dr. Frenz on              , 2012. The initial term of the agreement is for three years, and the agreement will renew automatically at the end of the term unless either party notifies the other within 90 days of the agreement’s expiration of its or his desire to not renew the agreement or to renew the agreement on different terms. The agreement provides for an initial annual base salary of $296,010, which is subject to increase once every 12 months upon review by our Board of Directors and subject to then-current market data for similar positions. Dr. Frenz will be eligible to participate on the same basis as similarly situated executives in the Company’s benefit plans in effect from time to time during his employment. In addition, Dr. Frenz is eligible to receive an annual bonus of up to 35% of his base salary if he meets targets established by our Board of Directors, subject to the Company’s financial performance. Dr. Frenz will also be eligible for equity incentive compensation, subject to the terms of the Company’s 2012 Equity Incentive Plan. Any such grants of equity-based compensation will be made at the discretion of the Board of Directors.

In the event that the Company terminates Dr. Frenz’s employment without cause, or if Dr. Frenz resigns for good reason (other than in connection with a change-of-control of the Company), and provided that Dr. Frenz executes a general release in favor of the Company, he will be entitled to receive certain payments and other benefits, which are as follows:

•	an amount equal to 6 months of his base salary then in effect, payable on our standard payroll dates; and

•

if Dr. Frenz elects to continue coverage under our group health insurance plan, reimbursement of his insurance premiums (or in certain cases a taxable cash payment) for a period of 6 months or until he qualifies for health insurance benefits from a new employer, whichever occurs first.

The agreement further provides that, upon termination of Dr. Frenz’s employment by us within two months prior or 12 months after the date on which the Company experiences a change-of-control (as defined in the agreement), and provided that Dr. Frenz executes a general release in favor of the Company, Dr. Frenz would receive an amount equal to 12 months of his base salary then in effect, payable on our standard payroll dates and, if Dr. Frenz elects to continue coverage under our group health insurance plan, reimbursement of his insurance premiums (or in certain cases a taxable cash payment) for a period of 12 months or until he qualifies for health insurance benefits from a new employer, whichever occurs first. In addition, the unvested, unexpired portion of Dr. Frenz’s stock options and/or equity awards, as applicable, will be accelerated in full and the term and period during which Dr. Frenz’s stock options may be exercised will be extended to the earlier of 12 months after the date his employment ended, or the expiration date of the option as set forth in the applicable stock option grant notice and/or agreement.

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Dr. Frenz has entered into an Employee Proprietary Information and Inventions Agreement with the Company. His agreement imposes certain confidentiality, non-compete and/or non-solicitation obligations on him. In the event that Dr. Frenz officer violates his confidentiality, non-compete and/or non-solicitation obligations, or the terms of his proprietary and inventions assignment agreement with the Company, Dr. Frenz’s right to the severance benefits that he would have otherwise been entitled to receive pursuant to his employment agreement will cease on the date of such violation.

Employment Agreement with Mr. C. Jeffrey Dekker, C.P.A.

The Company entered into an employment agreement with Mr. Dekker on             , 2012. The initial term of the agreement is for three years, and the agreement will renew automatically at the end of the term unless either party notifies the other within 90 days of the agreement’s expiration of its or his desire to not renew the agreement or to renew the agreement on different terms. The agreement provides for an initial annual base salary of $191,475, which is subject to increase once every 12 months upon review by our Board of Directors and subject to then-current market data for similar positions. Mr. Dekker will be eligible to participate on the same basis as similarly situated executives in the Company’s benefit plans in effect from time to time during his employment. In addition, Mr. Dekker is eligible to receive an annual bonus of up to 25% of his base salary if he meets targets established by our Board of Directors, subject to the Company’s financial performance. Mr. Dekker will also be eligible for equity incentive compensation, subject to the terms of the Company’s 2012 Equity Incentive Plan. Any such grants of equity-based compensation will be made at the discretion of the Board of Directors.

In the event that the Company terminates Mr. Dekker’s employment without cause, or if Mr. Dekker resigns for good reason (other than in connection with a change-of-control of the Company), and provided that Mr. Dekker executes a general release in favor of the Company, he will be entitled to receive certain payments and other benefits, which are as follows:

•	an amount equal to 6 months of his base salary then in effect, payable on our standard payroll dates; and

•

if Mr. Dekker elects to continue coverage under our group health insurance plan, reimbursement of his insurance premiums (or in certain cases a taxable cash payment) for a period of 6 months or until he qualifies for health insurance benefits from a new employer, whichever occurs first.

The agreement further provides that, upon termination of Mr. Dekker’s employment by us within two months prior or 12 months after the date on which the Company experiences a change-of-control (as defined in the agreement), and provided that Mr. Dekker executes a general release in favor of the Company, Mr. Dekker would receive an amount equal to 12 months of his base salary then in effect, payable on our standard payroll dates and, if Mr. Dekker elects to continue coverage under our group health insurance plan, reimbursement of his insurance premiums (or in certain cases a taxable cash payment) for a period of 12 months or until he qualifies for health insurance benefits from a new employer, whichever occurs first. In addition, the unvested, unexpired portion of Mr. Dekker’s stock options and/or equity awards, as applicable, will be accelerated in full and the term and period during which Mr. Dekker’s stock options may be exercised will be extended to the earlier of 12 months after the date his employment ended, or the expiration date of the option as set forth in the applicable stock option grant notice and/or agreement.

Mr. Dekker has entered into an Employee Proprietary Information and Inventions Agreement with the Company. His agreement imposes certain confidentiality, non-compete and/or non-solicitation obligations on him. In the event that Mr. Dekker officer violates his confidentiality, non-compete and/or non-solicitation obligations, or the terms of his proprietary and inventions assignment agreement with the Company, Mr. Dekker’s right to the severance benefits that he would have otherwise been entitled to receive pursuant to his employment agreement will cease on the date of such violation.

Non-Equity Incentive Plan Compensation

Under our performance-based non-equity incentive plan, each executive officer is eligible for a discretionary annual cash incentive payment up to a specified target percentage of the executive officer’s salary.

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These annual cash bonuses are based upon the achievement of pre-specified corporate and individual performance objectives. Based on the recommendation of our Compensation Committee, the Board of Directors sets the target percentages at levels that, upon achievement of the target percentage, are likely to result in cash bonus payments that the Board of Directors believes to be approximately the level paid to high-performing executives of comparable companies in the biopharmaceutical industry. These bonuses are ordinarily paid in a single installment in the first quarter of each year for performance in the prior year.

For 2011, based upon recommendations of the Compensation Committee, the Board of Directors determined that Dr. Rodell’s target annual bonus should equal 40% of his annual base salary and the target annual bonuses for Dr. Apelian and Dr. Frenz should equal 35% of their respective annual base salaries. As a basis for these target performance bonuses, the Compensation Committee established corporate and individual performance objectives in January 2011, which were communicated to the named executive officers at that time. The corporate goals for the year included:

•	complete a financing related to GI-5005 adequate to advance the program and the Company;

•	complete T/T genotype expansion in the GI-5005 clinical trial;

•	complete an HBV deal adequate to fully finance initial development of GI-13000;

•	complete public analysis of GI-4000-02 with results justifying initiating a pivotal program;

•	initiate a new clinical program for GI-4000 or GI-6207; and

•	obtain an IND for GI-6301.

For 2011, each named executive officer’s individual goals consisted of the aforementioned corporate goals.

At the end of each year, our Chief Executive Officer develops bonus recommendations for all executive officers other than himself based on the Company’s corporate accomplishments. These recommendations are subjective determinations that may vary, from time to time, depending on our overall strategic objectives, but relate generally to accomplishment of the established corporate goals, as well as factors such as development and progression of our existing product candidates, achievement of clinical and regulatory milestones, operational goals such as the expansion of our manufacturing capabilities, and financial factors such as raising and maintaining capital. The Compensation Committee assesses the Chief Executive Officer’s bonus recommendations and makes its bonus recommendations to the full Board of Directors. Based on its consideration of the recommendations of the Compensation Committee, the full Board of Directors then makes a final decision regarding cash bonus payments, if any, for the year. Whether or not a cash bonus is paid for any year is solely within the discretion of the Board of Directors.

For 2011, based upon recommendations of the Compensation Committee, the Board of Directors determined that the Company had met 73% of the corporate performance goals. As a result, each named executive officer received 73% of his target annual cash bonus. Accordingly, Dr. Rodell earned 29.2% of his 2011 annual base salary, or $109,500, and Dr. Apelian and Dr. Frenz each earned 25.55% of their respective 2011 annual base salaries, or $108,588 and $73,073, respectively.

For 2012, based upon recommendations of the Compensation Committee, the Board of Directors again determined that the target annual bonus for Dr. Rodell should equal 40% of his annual base salary and the target annual bonuses for Dr. Apelian and Dr. Frenz should equal 35% of their respective annual base salaries. As a basis for these target performance bonuses, the Compensation Committee established corporate and individual performance objectives in January 2012, which were communicated to the named executive officers at that time. The corporate goals for the year include:

•

financing sufficient to carry the Company through 2015 either through an initial public offering of the Company’s securities, a strategic transaction, a strategic alliance or a combination of the foregoing;

•

obtain a Celgene option exercise on GI-4000 or a commitment to fund a major Phase 2/3 clinical trial for GI-4000, or receive rights to the product candidate back with adequate financing to allow the Company to initiate a pivotal program itself;

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•	complete a second infectious disease deal or program financed by a grant or other financing source; and

•	obtain an IND for GI-13000.

For 2012, each named executive officer’s individual goals consist of the aforementioned corporate goals.

We have not determined whether we would seek to recover cash bonus payments paid to our executive officers if the performance objectives that led to the determination of such payments were to be restated or found not to have been met to the extent that we originally believed.

Equity Incentive Compensation

We did not grant any stock options to our named executive officers in 2011. In March 2012, we granted Dr. Rodell a stock option for 133,949 shares, Dr. Apelian a stock option for 133,949 shares, and Dr. Frenz a stock option for 133,950 shares, each at an exercise price of $0.58 per share. These options were granted under the Company’s 2002 Stock Incentive Plan. These options vest as to 25% on the first anniversary of the vesting commencement date and as to the remainder in equal monthly increments over the following 36 months, subject to the recipient’s continued employment with the Company through such vesting dates. These options expire on March 27, 2022. All of these grants were recommended by our Compensation Committee to the Board of Directors. In recommending these grants, the Compensation Committee considered the executives’ roles and responsibilities within the Company and their ownership positions in relation to similarly-situated companies as determined by our Compensation Committee.

Other Elements of Executive Compensation Program

Other Benefits and Perquisites.    We pay a portion of the premiums for medical insurance, dental insurance, vision insurance, life insurance and accidental death and dismemberment insurance benefits to all full-time employees, including our named executive officers. These benefits are available to all employees, subject to applicable laws. Our named executive officers have not historically received perquisites valued in aggregate at more than $10,000 per year per person. The Compensation Committee will evaluate perquisites annually as an element of overall compensation. From time to time, we have provided relocation expenses in connection with the relocation of executive officers to the geographic area of our corporate headquarters in Louisville, Colorado. We intend to continue to provide relocation expenses in the future, as necessary, to obtain the services of qualified individuals.

Other Compensation.    We intend to continue to maintain the current benefits for our named executive officers, which are also available to all of our other employees. However, our Compensation Committee, in its discretion, may in the future revise, amend or add to the benefits of any named executive officer if it deems it advisable.

Emerging Growth Company.    As an emerging growth company we will not be required to provide information relating to the ratio of total compensation of our Chief Executive Officer to the median of the annual total compensation of all of our employees, as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

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Outstanding Equity Awards at Fiscal Year-End

The following table provides information about outstanding stock options held by each of our named executive officers at December 31, 2011. All of these options were granted under our 2002 Stock Incentive Plan. Our named executive officers did not hold any restricted stock or other stock awards at the end of 2011.

	Number of Shares Underlying Unexercised Options (1)		Option Exercise Price ($)	Option Expiration Date
Name	(#) Exercisable	(#) Unexercisable (2)
Timothy C. Rodell, M.D.	149,490	—	$0.15	2/26/2013
	350,510	—	0.15	10/6/2013
	1,300,000	—	0.15	5/8/2016
	106,127	—	0.16	5/2/2017
	1,468,750	31,250	0.19	3/19/2018
	256,174	128,088	0.22	4/21/2019
	201,177	218,672	0.40	2/1/2020
	40,625	109,375	0.40	11/29/2020

David Apelian, M.D., Ph.D., MBA	150,000	—	0.15	12/15/2014
	500,000	—	0.15	5/8/2016
	45,175	—	0.16	5/2/2017
	440,625	9,375	0.19	3/19/2018
	288,196	96,066	0.22	4/21/2019
	149,759	162,783	0.40	2/1/2020
	81,250	218,750	0.40	11/29/2020

John Frenz, Ph.D.	448,500	—	0.15	6/28/2016
	293,750	6,250	0.19	3/19/2018
	144,098	48,033	0.22	4/21/2019
	104,067	113,118	0.40	2/1/2020
	27,083	72,917	0.40	11/29/2020

(1)	These options have a 10-year term and vest over a four-year period, with 25% of the options vesting on the first anniversary of the vesting commencement date and the remaining 75% of the options vesting in equal monthly installments thereafter over the next three years, subject to the recipient’s continued employment with the Company through such vesting dates.

(2)	This column shows options that were unvested as of December 31, 2011.

Employee Benefit Plans

We believe that our ability to grant equity-based awards is a valuable and necessary compensation tool that aligns the long-term financial interests of our employees, consultants and directors with the financial interests of our stockholders. In addition, we believe that our ability to grant options and other equity-based awards helps us to attract, retain and motivate qualified personnel and service providers, and encourages them to devote their best efforts to our business and financial success. The material terms of our equity incentive plans are described below.

2002 Stock Incentive Plan

On June 5, 2002, our Board of Directors adopted and our stockholders approved the Company’s 2002 Stock Incentive Plan, or the 2002 Plan. As described below, following adoption of the Company’s 2012 Equity Incentive Plan the 2002 Plan will be superseded by the Company’s 2012 Equity Incentive Plan. Following completion of this offering, no further grants will be made under the 2002 Plan and all outstanding stock awards granted under the 2002 Plan will continue to be governed by the terms of our 2002 Plan. The 2002 Plan will terminate according to its terms on December 31, 2012.

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Our 2002 Plan provides for the grant of incentive stock options (within the meaning of Section 422 of the Internal Revenue Code of 1986, or the Code) to our employees or employees of any of our subsidiaries, and for the grant of nonstatutory stock options and restricted stock awards to employees, directors, consultants and advisors of the Company and any of our affiliates. We have granted only stock options under our 2002 Plan.

Authorized Shares.     The maximum number of shares of our common stock that may be issued under our 2002 Plan is 14,069,719 shares. As of April 30, 2012, options to purchase 12,168,449 shares of common stock at a weighted average exercise price per share of $0.25 were outstanding under the 2002 Plan, and 1,584,965 shares remained available for future grant under our 2002 Plan.

Administration.     Our Board of Directors, or a duly authorized committee thereof, has the authority to administer our 2002 Plan. It is the intent of our Board of Directors to delegate its authority to administer the 2002 Plan to our Compensation Committee. Subject to the terms of the 2002 Plan, the plan administrator has the authority to amend outstanding awards under the 2002 Plan, to interpret the provisions of the 2002 Plan and any outstanding awards, and to amend, suspend, or terminate the 2002 Plan, provided that no amendment, suspension, or termination of the 2002 Plan will, without the consent of the award holder, alter or impair rights or obligations under any outstanding award under the 2002 Plan.

Acquisitions.     In the event of change-of-control of the Company where there will be no assumption, continuation, or substitution of options granted under the 2002 Plan, either of the following two actions will be taken: (a) fifteen days prior to the scheduled consummation of the transaction, all outstanding options under the 2002 Plan held by an optionholder whose service has not yet terminated will become immediately exercisable and will remain exercisable for a period of fifteen days, or (b) our Board of Directors may elect, in its sole discretion, to cancel any outstanding option grants that are vested (including vesting that occurred as a result of the transaction) and pay or deliver, or cause to be paid or delivered, to the holder thereof an amount in cash or securities having a value (as determined by our Board of Directors acting in good faith) equal to the product of the number of shares of stock subject to the option multiplied by the amount, if any, by which (i) the formula or fixed price per share paid to holders of shares of Company common stock pursuant to such transaction exceeds (ii) the per share exercise price. With respect to our establishment of an exercise window, any exercise of an option granted under the 2002 Plan during such fifteen-day period shall be conditioned upon the consummation of the transaction and shall be effective only immediately before the consummation of the transaction, and upon consummation of the transaction all outstanding but unexercised options shall terminate. Our Board of Directors will send written notice of an event that will result in such a termination to all individuals who hold options under the 2002 Plan not later than the time at which the Company gives notice of the event to its stockholders.

For purposes of the 2002 plan, a “change-of-control” means (i) the dissolution or liquidation of the Company or a merger, consolidation, or reorganization of the Company with one or more other entities in which the Company is not the surviving entity, (ii) a sale of substantially all of the assets of the Company to another person or entity, or (iii) any transaction (including without limitation a merger or reorganization in which the Company is the surviving entity) which results in any person or entity (other than persons who are stockholders or affiliates immediately prior to the transaction) owning 50% or more of the combined voting power of all classes of stock of the Company.

2012 Equity Incentive Plan

Prior to the completion of this offering, we expect our Board of Directors to adopt and our stockholders to approve the Company’s 2012 Equity Incentive Plan, or the 2012 Plan, as the successor to and continuation of the 2002 Plan. The options still outstanding under the 2002 Plan will continue to be governed by their existing terms, but any shares subject to outstanding options granted under the 2002 Plan that (i) expire or terminate for any reason prior to exercise or settlement, (ii) are forfeited because of the failure to meet a contingency or condition required to vest such shares, or (iii) are reacquired, withheld (or not issued) to satisfy a tax withholding obligation in connection with an award, will become available for issuance pursuant to awards granted under the 2012 Plan. We do not expect to utilize our 2012 Plan until after completion of this offering.

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Available Awards.     The 2012 Plan provides for the discretionary grant of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance stock awards, performance cash awards and other stock awards to our employees, directors and consultants. Incentive stock options may be granted only to employees of the Company or certain affiliates.

Administration.     Our Board of Directors intends to delegate its authority to administer the 2012 Plan to our Compensation Committee. Subject to the terms of the 2012 Plan, our Board of Directors, our Compensation Committee or another authorized committee, referred to as the “plan administrator”, determines: grant recipients, when and how each award will be granted, what type of award will be granted, the provisions of each award granted (including the time or times when a person will be permitted to receive cash or common stock pursuant to the award), the number of shares of common stock subject to, or the cash value of, an award, and the fair market value of a share of our common stock.

The plan administrator also has the authority, under appropriate circumstances, to engage in any action that is treated as a repricing under United States generally accepted accounting principles, to reduce the exercise, purchase or strike price of any outstanding stock award, and to cancel any outstanding stock award and to grant in exchange a new stock award, cash or other valuable consideration, with any such substituted award being granted under the 2012 Plan or another equity or compensatory plan of the Company and covering the same or a different number of shares of common stock as the cancelled stock award.

Amendment and Termination.     The plan administrator has the authority to amend, suspend, or terminate our 2012 Plan at any time, provided that such action does not impair the existing rights of any participant without such participant’s written consent. No incentive stock options may be granted after the tenth anniversary of the date our Board of Directors adopts the 2012 Plan.

Share Reserve.     Subject to the provisions of the 2012 Plan relating to adjustments upon changes in stock, the aggregate number of shares of common stock that are available for issuance pursuant to stock awards (including incentive stock options) under the 2012 Plan is             shares, plus any shares subject to outstanding options granted under the 2002 Plan that subsequently become available for issuance as described above. This amount will be increased pursuant to an “evergreen provision” on January 1 of each year, from 2013 to (and including) 2022, in an amount equal to     % of the total number of shares of common stock outstanding on December 31 of the preceding calendar year. However, our Board of Directors will have the authority to designate a lesser number of shares by which the share reserve will be increased.

If a stock award granted under the 2012 Plan, or any portion thereof, expires or otherwise terminates without all of the shares covered by the stock award having been issued or is settled in cash rather than in shares, such expiration, termination or settlement will not reduce or otherwise offset the number of shares available for issuance under the 2012 Plan. Additionally, shares issued pursuant to stock awards granted under the 2012 Plan that are forfeited back to or repurchased by the Company because of the failure to vest, as well as shares reacquired by us as consideration for the exercise or purchase price of a stock award or to satisfy tax withholding obligations related to a stock award, will become available again for issuance under our 2012 Plan.

The stock issuable under the 2012 Plan may be shares of authorized but unissued or reacquired common stock, including shares repurchased by the Company on the open market or otherwise.

Stock Options.     Incentive and nonstatutory stock options are granted pursuant to incentive and nonstatutory stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2012 Plan, provided that the exercise price of an incentive stock option and nonstatutory stock option cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2012 Plan vest at the rate specified by the plan administrator.

Generally, the plan administrator determines the term of stock options granted under the 2012 Plan, up to a maximum of 10 years, except in the case of certain incentive stock options, as described below.

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Unless the terms of an optionholder’s stock option agreement provides otherwise, if an optionholder’s service relationship with us, or any of our affiliates, ceases for any reason other than a termination for cause or a termination because of disability or death, the optionholder may exercise the vested portion of any options for a period of three months following the cessation of service. If an optionholder’s service relationship with us, or any of our affiliates, ceases due to disability or death (or an optionholder dies within a specified period following cessation of service), the optionholder or a beneficiary may exercise the vested portion of any options for a period of 12 months or 18 months, respectively. If an optionholder’s service relationship with us is terminated for cause, then the unexercised portion of any outstanding stock option held by the optionholder terminates immediately and may not be exercised. The option term may be extended in the event that exercise of the option following termination of service is prohibited by applicable securities laws. In no event, however, may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include cash, check, bank draft or money order, a broker-assisted cashless exercise, the tender of common stock previously owned by the optionholder, a net exercise of the option, and other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionholder may designate a beneficiary, however, who may exercise the option following the optionholder’s death.

Limitations on Incentive Stock Options.     Incentive stock options may be granted only to our employees or employees of certain affiliates. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionholder during any calendar year under all of our equity incentive plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and the term of the incentive stock option does not exceed five years from the date of grant.

Restricted Stock Awards.     Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. Restricted stock awards may be granted in consideration for cash, check, bank draft or money order, past or future services rendered to us or our affiliates, or any other form of legal consideration. Shares of common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option or forfeiture restriction in our favor in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator. Except as otherwise provided in the applicable award agreement, restricted stock awards that have not vested will be forfeited or subject to repurchase upon the participant’s cessation of continuous service for any reason.

Restricted Stock Unit Awards.     Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Stock Appreciation Rights.     Stock appreciation rights may be granted pursuant to stock appreciation rights agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount not to exceed the product of (a) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (b) the number of shares of common stock with respect to which the stock appreciation

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right is exercised. Such payment may be made in shares of our common stock, cash, a combination of shares and cash, or in any other form of consideration set forth in the award agreement. Stock appreciation rights granted under the 2012 Plan vest at the rate specified by the plan administrator. Stock appreciation rights will be subject to the same conditions upon termination and restrictions on transfer as stock options under the 2012 Plan.

Performance Stock Awards and Performance Cash Awards.     Our 2012 Plan will permit the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code. To help assure that the compensation attributable to performance-based awards will so qualify, our Compensation Committee can structure such awards so that the stock or cash will be issued or paid pursuant to such awards only following the achievement of certain pre-established performance goals during a designated performance period.

Our Compensation Committee may establish performance goals by selecting from one or more of the following performance criteria: (1) earnings (including earnings per share and net earnings); (2) earnings before interest, taxes and depreciation; (3) earnings before interest, taxes, depreciation and amortization; (4) total stockholder return; (5) return on equity or average stockholders’ equity; (6) return on assets, investment, or capital employed; (7) stock price; (8) margin (including gross margin); (9) income (before or after taxes); (10) operating income; (11) operating income after taxes; (12) pre-tax profit; (13) operating cash flow; (14) sales or revenue targets; (15) increases in revenue or product revenue; (16) expenses and cost reduction goals; (17) improvement in or attainment of working capital levels; (18) economic value added (or an equivalent metric); (19) market share; (20) cash flow; (21) cash flow per share; (22) share price performance; (23) debt reduction; (24) implementation or completion of projects or processes; (25) customer satisfaction; (26) stockholders’ equity; (27) capital expenditures; (28) debt levels; (29) operating profit or net operating profit; (30) workforce diversity; (31) growth of net income or operating income; (32) billings; (33) pre-clinical development related compound goals; (34) financing; (35) regulatory milestones, including approval of a compound; (36) stockholder liquidity; (37) corporate governance and compliance; (38) product commercialization; (39) intellectual property; (40) personnel matters; (41) progress of internal research or clinical programs; (42) progress of partnered programs; (43) implementation or completion of projects and processes; (44) partner satisfaction; (45) budget management; (46) clinical achievements; (47) completing phases of a clinical study (including the treatment phase); (48) or announcing or presenting preliminary or final data from clinical studies; in each case, whether on particular timelines or generally); (49) timely completion of clinical trials; (50) submission of INDs and NDAs and other regulatory achievements; (51) partner or collaborator achievements; (52) internal controls, including those related to the Sarbanes-Oxley Act of 2002; (53) research progress, including the development of programs; (54) investor relations, analysts and communication; (55) manufacturing achievements (including obtaining particular yields from manufacturing runs and other measurable objectives related to process development activities); (56) strategic collaborations or transactions (including in-licensing and out-licensing of intellectual property); (57) establishing relationships with commercial entities with respect to the marketing, distribution and sale of the Company’s products (including with group purchasing organizations, distributors and other vendors); (58) supply chain achievements (including establishing relationships with manufacturers or suppliers of active pharmaceutical ingredients and other component materials and manufacturers of our products); (59) co-development, co-marketing, profit sharing, joint venture or other similar arrangements; and (60) to the extent that an award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by our Board of Directors or Compensation Committee.

Our Compensation Committee may establish performance goals on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise (a) in the award agreement at the time the award is granted or (b) in such other document setting forth the performance goals at the time the goals are established, our Compensation Committee will appropriately make adjustments in the method of calculating the attainment of the performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects;

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(3) to exclude the effects of changes to U.S. generally accepted accounting principles, or GAAP; (4) to exclude the effects of any statutory adjustments to corporate tax rates; and (5) to exclude the effects of any “extraordinary items” as determined under GAAP. In addition, our Compensation Committee retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of the goals. The performance goals may differ from participant to participant and from award to award.

Other Stock Awards.     The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the award and all other terms and conditions of such awards.

Clawback Policy.     All awards granted under the 2012 Plan will be subject to recoupment in accordance with any clawback policy that we are required to adopt pursuant to the listing standards of any national securities exchange or association on which our securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law.

Changes to Capital Structure.     In the event of certain capitalization adjustments, such as a stock split, appropriate adjustments will be made to (a) the class and maximum number of shares reserved under the 2012 Plan, (b) the class and maximum number of shares by which the share reserve may increase automatically each year, (c) the class and maximum number of shares subject to options, stock appreciation rights and performance stock awards that can be granted in a calendar year, (d) the class and maximum number of shares that may be issued pursuant to the exercise of incentive stock options, and (e) the class and number of shares and price per share of all outstanding stock awards.

Corporate Transactions.     In the event of certain specified corporate transactions, our Board of Directors will determine how to treat each outstanding stock award. The plan administrator may take one or more of the following actions with respect to outstanding stock awards, contingent upon the closing or completion of such transaction: (a) arrange for the assumption, continuation or substitution of a stock award by the surviving or acquiring corporation (or its parent company); (b) arrange for the assignment of any reacquisition or repurchase rights held by us to the surviving or acquiring corporation (or its parent company); (c) accelerate the vesting of the stock award and provide for its termination if the award is not exercised, if applicable, at or prior to the effective time of the corporate transaction; (d) arrange for the lapse, in whole or in part, of any reacquisition or repurchase right held by us; (e) cancel or arrange for the cancellation of a stock award, to the extent not vested or exercised prior to the corporate transaction, in exchange for such cash consideration, if any, as the Board of Directors may consider appropriate; and (f) make a payment equal to the excess, if any, of (i) the value of the property that the participant would have received upon the exercise of the stock award over (ii) any exercise price payable in connection with such exercise.

The Board of Directors will not be obligated to treat all stock awards or portions of stock awards, even those that are of the same type, in the same manner. The Board of Directors may take different actions with respect to the vested and unvested portions of a stock award.

For purposes of the 2012 Plan, a corporate transaction will be the consummation of a sale or other disposition of all or substantially all of our assets, a sale or other disposition of at least 90% of our outstanding securities, a merger, consolidation or similar transaction in which we are not the surviving corporation, or a merger, consolidation or similar transaction in which we are the surviving corporation but the shares of our common stock outstanding immediately preceding such transaction are converted by virtue of such transaction into other property.

Change-of-Control.     Our Board of Directors may provide, in an individual award agreement or in any other written agreement between us and a participant, that a stock award will be subject to additional acceleration of vesting and exercisability in the event of a change-of-control. In the absence of such a provision, no such acceleration of the stock award will occur.

For purposes of the 2012 Plan, a change-of-control is the occurrence of one or more of the following events: (a) a transaction in which one person or a group acquires stock that, combined with stock previously owned, controls more than 50% of our value or voting power; (b) a merger, consolidation or similar transaction involving

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us (directly or indirectly) in which our stockholders immediately before the transaction do not own at least 50% of the outstanding securities following such transaction; (c) a sale, lease, license or other disposition of all or substantially all of our assets, other than to an entity in which more than 50% of the voting power is owned by our stockholders in substantially the same proportions as their ownership of our voting securities immediately prior to such transaction; or (d) a majority of our Board of Directors is replaced by persons whose appointment or election is not endorsed by a majority of our Board of Directors.

Section 162(m) of the Code.     In general, under Section 162(m) of the Code, income tax deductions of publicly held corporations may be limited to the extent total compensation (including, but not limited to, base salary, annual bonus, and income attributable to stock option exercises and other non-qualified benefits) for certain executive officers exceeds $1,000,000 (less the amount of any “excess parachute payments” as defined in Section 280G of the Code) in any taxable year of the corporation. However, under Section 162(m), the deduction limit does not apply to certain “performance-based compensation” established by an independent compensation committee that is adequately disclosed to, and approved by, stockholders. In particular, stock options and stock appreciation rights will satisfy the “performance-based compensation” exception if the awards are made by a qualifying compensation committee, the 2012 Plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date. Specifically, the option exercise price must be equal to or greater than the fair market value of the stock subject to the award on the grant date.

We have attempted to structure the 2012 Plan in such a manner that the compensation attributable to stock options, stock appreciation rights and other performance-based awards which meet the other requirements of Section 162(m) will not be subject to the $1,000,000 limitation. We have not, however, requested a ruling from the Internal Revenue Service or an opinion of counsel regarding this issue.

2012 Employee Stock Purchase Plan

Prior to completion of this offering, we expect our Board of Directors to adopt our 2012 Employee Stock Purchase Plan, or the Purchase Plan, and our stockholders to approve the Purchase Plan. If so approved and adopted, the Purchase Plan will become effective upon completion of this offering.

Share Reserve.     Subject to the provisions of the Purchase Plan relating to capitalization adjustments, the shares of common stock that may be sold pursuant to purchase rights will not exceed in the aggregate             shares of common stock. The number of shares of our common stock reserved for issuance under our Purchase Plan will automatically increase on January 1 of each year, for a period of up to ten years, from January 1, 2013 continuing through (and including) January 1, 2022, by the lesser of (a)     % of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year, (b)             shares, or (c) a lower number of shares determined by our Board of Directors.

If any purchase right granted under the Purchase Plan terminates without having been exercised, the shares of common stock not purchased under such purchase right will again become available for issuance under the Purchase Plan. Shares purchasable under our Purchase Plan will be authorized but unissued or reacquired common stock, including shares repurchased by the Company on the open market or otherwise. The Purchase Plan is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code.

Administration.     Our Board of Directors intends to delegate its authority to administer the Purchase Plan to our Compensation Committee. Subject to the terms of the Purchase Plan, our Board of Directors or an authorized Committee, referred to as the “plan administrator”, determines the provisions of each offering of rights to purchase our common stock and whether employees of any of our parent or subsidiary companies will be eligible to participate in the Purchase Plan. The plan administrator also has the authority to construe and interpret the Purchase Plan and the authority to suspend, terminate and amend the Purchase Plan as described in more detail in the paragraph titled Termination and Amendment below.

Offerings and Purchase Rights.     The Purchase Plan will be implemented through a series of offerings of such duration as determined by the plan administrator to eligible employees, provided that in no event may an offering

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exceed 27 months. The plan administrator will establish one or more purchase dates on which shares of our common stock will be purchased for the employees who are participating in each offering. The plan administrator has the authority to alter the duration of subsequent offerings or change the number of purchase dates within each such offering. The provisions of separate offerings need not be identical. The plan administrator has not yet established the terms of any offering.

Payroll Deductions.     When an eligible employee elects to join an offering, he or she will be granted a purchase right to acquire shares of common stock on each purchase date within the offering. Generally, all regular employees, including executive officers, employed by us or by any of our parent or subsidiary companies designated by the plan administrator may contribute, normally through payroll deductions, up to 15% of their eligible compensation (or such lesser amount set by the plan administrator for a specific offering) for the purchase of common stock under the Purchase Plan. Amounts deducted and accumulated for a participant are used to purchase shares of our common stock on the purchase dates established by the plan administrator. All payroll deductions made for a participant are credited to his or her account under the Purchase Plan and deposited with our general funds unless a law requires that those funds be deposited with a third party. A participant may make additional payments into such account only as specifically provided for in the offering or as required by law and only if the participant has not exceeded certain limitations under the Purchase Plan or under the terms of such offering.

Purchase of Stock.    The Purchase Plan permits our common stock to be purchased at a price per share no less than the lower of (i) 85% of the fair market value of a share of our common stock on the offering date, or (ii) 85% of the fair market value of a share of our common stock on the applicable purchase date. An eligible employee must sign and return an agreement in order to participate in the Purchase Plan. On the purchase date, all payroll deductions collected from the participant are automatically applied to the purchase of common stock, subject to certain limitations. In connection with offerings made under the Purchase Plan, the plan administrator may specify a maximum number of shares of common stock a participant may purchase and the maximum aggregate number of shares of common stock that may be purchased by all participants in such offering. In addition, in connection with each offering that contains more than one purchase date, the plan administrator may specify a maximum aggregate number of shares of common stock that may be purchased by all participants on any purchase date under the offering. If the aggregate number of shares to be purchased upon exercise of outstanding purchase rights in the offering would exceed the maximum aggregate number of shares of common stock available, in the absence of any action by the plan administrator otherwise, a pro rata allocation of available shares will be made in a uniform and equitable manner. Unless the employee’s participation is discontinued, his or her right to purchase shares using the employee’s accumulated contributions is exercised automatically at the next purchase date at the applicable price.

Withdrawal.     During an offering, a participant may cease making contributions and withdraw from the offering by delivering a notice of withdrawal and terminating his or her payroll deductions in such form as we may require. We may impose a deadline for withdrawing before a particular purchase date but absent any violation of such deadline, withdrawal may occur at any time prior to the end of an offering. Upon such withdrawal, we will refund accumulated payroll deductions without interest to the employee, and such employee’s right to participate in that offering will terminate. However, an employee’s withdrawal from an offering does not generally affect such employee’s eligibility to participate in subsequent offerings under the Purchase Plan.

Reset Feature.     The plan administrator has the authority to provide that if the fair market value of the shares of our common stock on the first day of a new purchase period within a particular offering is less than the fair market value of the shares of common stock on the start date of that offering, then the participants in that offering will automatically be transferred and enrolled in a new offering which will begin on the first day of that purchase period and the participant’s purchase rights in the original offering will terminate.

Limitations.     The plan administrator may limit participation in the Purchase Plan to those persons who are customarily employed more than 20 hours per week and five months per calendar year by us (or by any of our parent or subsidiary companies designated by the plan administrator) on the first day of an offering. The plan administrator may also provide that a person must have been employed for such continuous period preceding the first day of the offering as the plan administrator may require, but in no event may the required

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period of continuous employment be greater than two years. In addition, the plan administrator may provide in any offering that certain of our employees who are “highly compensated” as defined in the Code are not eligible to participate in the Purchase Plan. The plan administrator may also provide that each person who, during the course of an offering, first becomes an eligible employee will, on or after the day that the person becomes eligible, receive a purchase right under that offering, which purchase right will be deemed to be a part of that offering, and such purchase right will generally have the same characteristics as any purchase rights originally granted under that offering. No employee is eligible to participate in the Purchase Plan if, immediately after the grant of purchase rights, the employee would own, directly or indirectly, stock possessing five percent or more of the total combined voting power or value of all classes of our stock or of any of our parent or subsidiary companies (including any stock which such employee may purchase under all outstanding purchase rights and stock options). In addition, no employee may purchase more than $25,000 worth of our common stock (valued at the time each purchase right is granted) for each calendar year during which those purchase rights are outstanding.

Termination of Employment.     Purchase rights granted pursuant to any offering under the Purchase Plan terminate upon cessation of employment for any reason, and we will refund all accumulated payroll deductions to the terminated employee without interest, unless otherwise required by law.

Restrictions on Transfer.     A participant may not transfer rights granted under the Purchase Plan other than by will, the laws of descent and distribution, or by a beneficiary designation as provided in the Purchase Plan. During a participant’s lifetime, purchase rights will be exercisable only by such participant.

Changes to Capital Structure.     In the event that there is any change to the outstanding common stock (whether by reason of merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or other transaction not involving the receipt of consideration by the Company), the plan administrator will appropriately and proportionately adjust (a) the class and maximum number of securities subject to the Purchase Plan, (b) the class and maximum number of securities by which the share reserve is to increase automatically each year, (c) the class and number of securities subject to outstanding purchase rights, and (d) the class and number of securities imposed by purchase limits under each ongoing offering.

Corporate Transactions.     In the event of certain significant corporate transactions, any surviving or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue outstanding purchase rights or substitute similar purchase rights for those outstanding under the Purchase Plan. If the surviving or acquiring corporation (or its parent company) does not assume or continue such purchase rights or substitute similar rights, then the participants’ accumulated payroll deductions will be used to purchase shares of common stock within ten business days prior to the corporate transaction under any ongoing offerings, and such purchase rights will terminate immediately thereafter.

For purposes of the Purchase Plan, a corporate transaction will be the consummation of (a) a sale or other disposition of all or substantially all of our assets, (b) a sale or other disposition of at least 90% of our outstanding securities, (c) a merger, consolidation or similar transaction in which we are not the surviving corporation, or (d) a merger, consolidation or similar transaction in which we are the surviving corporation but the shares of our common stock outstanding immediately preceding such transaction are converted by virtue of such transaction into other property.

Termination and Amendment.     The plan administrator may amend, suspend or terminate the Purchase Plan at any time. Any amendment of the Purchase Plan must be approved by our stockholders to the extent stockholder approval is necessary under the terms of the Purchase Plan or for the Purchase Plan to satisfy Section 423 of the Code or other applicable laws and regulations. Purchase rights granted before amendment, suspension or termination of the Purchase Plan generally may not be altered or impaired by any amendment, suspension or termination of the Purchase Plan without consent of the employee to whom such purchase rights were granted unless an amendment is necessary to ensure the Purchase Plan complies with the requirements of Section 423 of the Code. No purchase rights may be granted under the Purchase Plan while the Purchase Plan is

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suspended or after it is terminated. Our Purchase Plan will remain in effect until terminated by the plan administrator in accordance with the terms of the Purchase Plan.

Indebtedness of Management and Related Agreements

No named executive officer or director is indebted to the Company.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation, which will become effective upon completion of this offering, limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•	breach of their duty of loyalty to the corporation or its stockholders;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	transaction from which the directors derived an improper personal benefit.

Our amended and restated certificate of incorporation, which will become effective upon completion of this offering, does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, which remain available under Delaware law. These limitations also do not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Our amended and restated bylaws, which will become effective upon completion of this offering, provide that we will indemnify our directors and executive officers, and may indemnify other officers, employees and other agents, to the fullest extent permitted by law. Our amended and restated bylaws, which will become effective upon completion of this offering, also provide that we are obligated to advance expenses incurred by a director or executive officer in advance of the final disposition of any action or proceeding for which indemnification is provided and also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with his or her services to us, regardless of whether our amended and restated bylaws permit such indemnification. We have obtained a policy of directors’ and officers’ liability insurance.

Prior to the completion of this offering, we will enter into amended and restated indemnification agreements with each of our directors and executive officers that require us to indemnify such persons against any and all expenses, including attorneys’ fees, witness fees, judgments, fines, settlements and other amounts incurred, including expenses of a derivative action, in connection with any action, suit or proceeding or alternative dispute resolution mechanism, inquiry hearing or investigation, whether threatened, pending or completed, to which any such person may be made a party by reason of the fact that such person is or was a director, an officer or an employee of our company, provided that such person’s conduct did not constitute a breach of his or her duty of loyalty to us or our stockholders, and was not an act or omission not in good faith or that involved intentional misconduct or a knowing violation of laws. The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification thereunder. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers of our company.

At present, there is no pending litigation or proceeding involving a director or officer of our company for which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted for directors, executive officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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Non-Employee Director Compensation

The following table shows certain information with respect to the compensation of all non-employee directors of the Company for the fiscal year ended December 31, 2011.

Name	Fees Earned or Paid in Cash ($)		Option Awards ($)(2)	All Other Compensation ($)		Total ($)
J. William Freytag, Ph.D.	$69,000	(1)	117,276	—		186,276
Ralph E. Christoffersen, Ph.D.	—		—	—		—
Augustine J. Lawlor	—		—	—		—
Paul A. Mieyal, Ph.D.	—		—	—		—
Dan J. Mitchell	—		—	—		—
Pennina Safer, Ph.D.	—		—	16,064	(3)	16,064
S. Edward Torres	—		—	—		—

(1)	Beginning on January 15, 2011, Dr. Freytag received $6,000 per month for service as Chairman of the Board of Directors.

(2)	The amounts shown in this column represent the aggregate full grant date fair value calculated in accordance with FASB ASC Topic 718 for stock awards granted during the fiscal year to our non-employee directors. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information on the valuation assumptions used to calculate these amounts, see note 6(g) to the financial statements included elsewhere in this prospectus. These options have a 10-year term and vest over a three-year period, in equal monthly installments subject to the recipient’s continued service with the Company through such vesting dates.

(3)	This amount represents reimbursement of expenses incurred in attending meetings of the Board of Directors.

Narrative Disclosure to Director Compensation Table

Cash Compensation

Since January 15, 2011, Dr. Freytag has been and continues to be entitled to receive $6,000 per month for service as Chairman of the Board of Directors. Other than with respect to Dr. Freytag, no cash compensation was paid to directors in 2011 or in the three months ended March 31, 2012. We reimburse and will continue to reimburse our non-employee directors for their reasonable expenses incurred in attending meetings of our Board of Directors and committees of our Board of Directors.

Equity Incentive Compensation

In connection with Dr. Freytag’s election to the Board of Directors in March 2008 and in consideration for his service as a director, we granted to him an option to acquire 125,000 shares of common stock, with an exercise price of $0.19 per share. In connection with Dr. Freytag’s appointment as Chairman of our Board of Directors in January 2011 and in consideration for his service as chairman, we granted to him an option to acquire 529,746 shares of common stock, with an exercise price of $0.40 per share. The shares subject to each grant vest in equal monthly installments over a 36-month period, until fully vested, subject to Dr. Freytag’s continued service through each vesting date. We have not issued stock options or other stock awards to any of our other directors in consideration for service on our Board of Directors.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since January 1, 2009 to which we have been a party, in which the amount involved in the transaction exceeds $120,000, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than five percent of our capital stock had or will have a direct or indirect material interest, other than compensation, termination and change-of-control arrangements, which are described under “Executive and Director Compensation”. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions. Upon completion of this offering, each share of preferred stock will convert into one share of our common stock.

Convertible Promissory Note Financing

In March 2009, we issued (i) convertible promissory notes, or the 2009 notes, having an aggregate principal amount of $2,999,989 and (ii) the right to receive a warrant to purchase shares of our Series C preferred stock upon certain pre-specified conditions to 25 accredited investors. The 2009 notes accrued interest at 8% per year and were convertible into shares of our Series C preferred stock. On May 14, 2009, in connection with our Series D preferred stock financing, (i) all principal and unpaid interest accrued under the 2009 notes converted into an aggregate of 2,632,210 shares of our Series C preferred stock at a price of $1.156 per share and (ii) we issued warrants to purchase an aggregate of 622,826 shares of our Series C preferred stock at an exercise price of $1.445 per share, or the 2009 warrants. For a description of the 2009 warrants, see “Description of Capital Stock—Warrants”.

The following table sets forth the names of the holders of more than five percent of our capital stock who participated in this convertible promissory note financing, the principal amount of the 2009 notes held by such holders, the number of shares of our Series C preferred stock issued upon conversion of such 2009 notes and the number of shares of Series C preferred stock issuable upon exercise of the 2009 warrants held by such holders. None of our directors or executive officers participated directly in the convertible promissory note financing.

Holders of More Than Five Percent	Principal Amount of the Notes	Shares of Series C Preferred Stock Issued upon Conversion of the Notes	Shares of Series C Preferred Stock Issuable upon Exercise of the Warrants
Celgene International, Inc.	$97,315.55	84,557	20,203
HealthCare Ventures VII, L.P.	561,557.06	493,548	116,586
Morgenthaler Partners, VII, L.P.	561,557.06	493,548	116,586
Kappa Investors LLC	324,386.32	285,100	67,346
Entities affiliated with Sequel Limited Partnership III(1)	331,465.66	291,322	68,815
Lilly Ventures Fund I, LLC	244,128.70	214,516	50,684
Entities affiliated with Medica Venture Partners(2)	289,122.54	251,270	60,022

(1)	Includes: (a) a 2009 note in the principal amount of $322,502.83 issued to Sequel Limited Partnership III, 283,445 shares of Series C preferred stock issued upon conversion of such 2009 note and a warrant to purchase 66,955 shares of Series C preferred stock issued to Sequel Limited Partnership III; and (b) a 2009 note in the principal amount of $8,962.83 issued to Sequel Entrepreneurs’ Fund III, L.P., 7,877 shares of Series C preferred stock issued upon conversion of such 2009 note and a warrant to purchase 1,860 shares of Series C preferred stock issued to Sequel Entrepreneurs’ Fund III, L.P.

(2)

Includes: (a) a 2009 note in the principal amount of $97,705.12 issued to Medica III Investments (International) L.P., 84,914 shares of Series C preferred stock issued upon conversion of such 2009 note and a warrant to purchase 20,284 shares of Series C preferred stock issued to Medica III Investments (International) L.P.; (b) a 2009 note in the principal amount of $50,218.95 issued to Medica III Investments (Israel)(B) L.P., 43,644 shares of Series C preferred stock issued upon conversion of such 2009 note and a warrant to purchase 10,426 shares of Series C preferred stock issued to Medica III Investments (Israel)(B) L.P.; (c) a 2009 note in the principal amount of $46,278.15 issued to Poalim Medica III Investments L.P., 40,219 shares of Series C preferred stock issued upon conversion of such 2009 note and a warrant to purchase 9,607 shares of Series C preferred stock issued to Poalim Medica III Investments L.P.; (d) a 2009 note in the

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principal amount of $38,650.86 issued to Medica III Investments (S.F.) L.P., 33,591 shares of Series C preferred stock issued upon conversion of such 2009 note and a warrant to purchase 8,024 shares of Series C preferred stock issued to Medica III Investments (S.F.) L.P.; (e) a 2009 note in the principal amount of $35,512.32 issued to Medica III Investments (Israel) L.P., 30,863 shares of Series C preferred stock issued upon conversion of such 2009 note and a warrant to purchase 7,372 shares of Series C preferred stock issued to Medica III Investments (Israel) L.P.; and (f) a 2009 note in the principal amount of a note in the principal amount of $20,757.14 issued to Medica III Investments (P.F.) L.P., 18,039 shares of Series C preferred stock issued upon conversion of such 2009 note and a warrant to purchase 4,309 shares of Series C preferred stock issued to Medica III Investments (P.F.) L.P.

Sales of Securities

On May 14, 2009, we sold 8,650,519 shares of our Series D preferred stock at a purchase price of $1.156 per share, plus a warrant to purchase 2,076,125 shares of our Series C preferred stock with an exercise price of $1.445 per share to Celgene International, Inc. for an aggregate purchase price of approximately $10 million.

In January 2010, we issued an aggregate of 11,665,019 shares of our Series E preferred stock at a purchase price of $1.543 per share for aggregate consideration of approximately $18 million to 27 accredited investors. The following table sets forth the names of the holders of more than five percent of our capital stock who participated in the Series E preferred stock financing. None of our directors or executive officers participated directly in the financing.

Name of Stockholder	Shares of Series E Preferred Stock
Celgene International, Inc.	1,765,888
HealthCare Ventures VII, L.P.	64,809
Morgenthaler Partners, VII, L.P.	259,235
Wex SP LLC	1,101,706
Entities affiliated with Sequel Limited Partnership III(1)	810,110
Lilly Ventures Fund I, LLC	318,411
Entities affiliated with Medica Venture Partners(2)	695,723

(1)	Includes: (a) 788,205 shares of Series E preferred stock issued to Sequel Limited Partnership III; and (b) 21,905 shares of Series E preferred stock issued to Sequel Entrepreneurs’ Fund III, L.P.

(2)	Includes: (a) 235,109 shares of Series E preferred stock issued to Medica III Investments (International) L.P.; (b) 120,844 shares of Series E preferred stock issued to Medica III Investments (Israel)(B) L.P.; (c) 111,362 shares of Series E preferred stock issued to Poalim Medica III Investments L.P.; (d) 93,004 shares of Series E preferred stock issued to Medica III Investments (S.F.) L.P.; (e) 85,457 shares of Series E preferred stock issued to Medica III Investments (Israel) L.P.; and (f) 49,947 shares of Series E preferred stock issued to Medica III Investments (P.F.) L.P.

Stockholders Agreement

On January 14, 2010, we entered into a Fifth Amended and Restated Stockholders Agreement, or the Stockholders Agreement, with the holders of our outstanding preferred stock, including entities with which certain of our directors are affiliated. As of April 30, 2012, the holders of 86,538,194 shares of our common stock, including the common stock issuable upon the conversion of our preferred stock, are entitled to rights with respect to the registration of their shares following completion of this offering under the Securities Act. For a more detailed description of these registration rights, see “Description of Capital Stock—Registration Rights”. Pursuant to the Stockholders Agreement, holders of our preferred stock, including entities with which certain of our directors are affiliated, have agreed to vote in a certain way on certain matters, including with respect to the election of directors. Upon completion of this offering, the board election voting provisions contained in the Stockholders Agreement will terminate and none of our stockholders will have any special rights regarding the nomination or election of members of our Board of Directors.

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PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of April 30, 2012 by:

•	each person, or group of affiliated persons, who is known by us to beneficially own more than five percent of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

The percentage of shares beneficially owned before the offering shown in the table is based upon 89,296,879 shares of common stock outstanding as of April 30, 2012, after giving effect to the conversion of all of our outstanding preferred stock into 86,538,194 shares of common stock, which will occur automatically upon completion of this offering. The information relating to numbers and percentages of shares beneficially owned after the offering gives effect to the issuance of shares of common stock in this offering. The percentage ownership information assumes no exercise of the underwriters’ over-allotment option.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before June 29, 2012, which is 60 days after April 30, 2012. These shares are deemed to be outstanding and beneficially owned by the person holding the applicable options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for persons listed in the table is c/o GlobeImmune, Inc., 1450 Infinite Drive, Louisville, CO 80027.

	Shares Beneficially Owned Before Offering		Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number	Percentage	Number	Percentage
Five Percent Stockholders:
Celgene International Inc.(1)	14,673,417	16.1%
HealthCare Ventures VII, L.P.(2)	12,655,114	14.1%
Morgenthaler Partners VII, L.P.(3)	12,849,540	14.3%
Entities affiliated with Wexford-Kappa Investors LLC(4)	8,374,567	9.4%
Entities affiliated with Sequel Limited Partnership III(5)	8,241,698	9.2%
Lilly Ventures Fund I, LLC(6)	5,791,812	6.5%
Entities affiliated with Medica Venture Partners(7)	5,763,331	6.4%

Named Executive Officers and Directors:
Timothy C. Rodell, M.D.(8)	4,080,038	4.4%
David Apelian, M.D., Ph.D., MBA(9)	1,782,731	2.0%
John H. Frenz, Ph.D.(10)	1,085,329	1.2%
J. William Freytag, Ph.D.(11)	375,157	*
Ralph E. Christoffersen, Ph.D.(3)	12,849,540	14.3%
Augustine J. Lawlor(2)	12,655,114	14.1%
Paul A. Mieyal, Ph.D.(4)	8,374,567	9.4%
Dan J. Mitchell(5)	8,241,698	9.2%
Pennina Safer, Ph.D.(7)	—	—
S. Edward Torres(6)	5,791,812	6.5%
All current directors and executive officers as a group (11 persons) (12)	55,466,615	56.8%

*	Represents beneficial ownership of less than 1% of the outstanding common stock.

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(1)	Includes 2,096,328 shares issuable upon exercise of an outstanding warrant. The address for Celgene International Inc. is 86 Morris Avenue, Summit, NJ 07901.

(2)	Includes 278,955 shares issuable upon exercise of outstanding warrants. The General Partner of HealthCare Ventures VII, L.P. (“HealthCare Ventures”) is HealthCare Partners VII, L.P. (“HealthCare GP”). HealthCare GP may be deemed to indirectly beneficially own the shares owned by HealthCare Ventures. Mr. Lawlor is a general partner of HealthCare GP and may be deemed to be the indirect beneficial owner of the shares owned by HealthCare Ventures. Mr. Lawlor disclaims beneficial ownership of the shares held by HealthCare Ventures, except to the extent of his pecuniary interest arising therein. The address for HealthCare Ventures is 47 Thorndike Street, Suite B1-1, Cambridge, MA 02141.

(3)	Includes 278,955 shares issuable upon exercise of outstanding warrants. The general partner of Morgenthaler Partners VII, L.P. (“Morgenthaler”) is Morgenthaler Management Partners, VII, L.L.C. (“MMP VII”). MMP VII may be deemed to indirectly beneficially own the shares owned by Morgenthaler. Dr. Christoffersen is a manager of MMP VII and may be deemed to be the indirect beneficial owner of the shares owned by Morgenthaler. Dr. Christoffersen disclaims beneficial ownership of the shares held by Morgenthaler, except to the extent of his pecuniary interest arising therein. The address for Morgenthaler Partners VII, L.P. is Terminal Tower, 50 Public Square, Suite 2700, Cleveland, OH 44113.

(4)	Consists of 7,272,861 shares, which includes 67,346 shares issuable upon exercise of an outstanding warrant, held by Kappa Investors LLC and 1,101,706 shares held by Wex SP LLC (collectively, the “Wexford Securities”). Wexford Capital LP (“Wexford”) is the manager of Kappa Investors LLC and Wex SP LLC (collectively, the “Wexford Investment Entities”). Wexford, as manager of the Wexford Investment Entities, may be deemed to own beneficially the interest in the Wexford Securities of which the Wexford Investment Entities possess beneficial ownership. Wexford GP LLC (“Wexford GP”) may, as the general partner of Wexford, be deemed to own beneficially the Wexford Securities of which the Wexford Investment Entities possess beneficial ownership. Each of Charles E. Davidson (“Davidson”) and Joseph M. Jacobs (“Jacobs”) may, by reason of his status as a controlling person of Wexford GP, be deemed to own beneficially the interests in the Wexford Securities of which the Wexford Investment Entities possess beneficial ownership. Each of Davidson, Jacobs, Wexford GP and Wexford shares the power to vote and to dispose of the interests in the Wexford Securities beneficially owned by the Wexford Investment Entities. Each of Davidson, Jacobs, Wexford GP and Wexford disclaims beneficial ownership of the Wexford Securities owned by the Wexford Investment Entities and this prospectus shall not be deemed as an admission that they are the beneficial owners of such Wexford Securities except, in the case of Davidson and Jacobs, to the extent of their interests in each member of the Wexford Investment Entities. Dr. Mieyal is an employee of Wexford, and as an employee of Wexford, Dr. Mieyal does not direct the voting of the Wexford Securities and disclaims beneficial ownership of the Wexford Securities held by the Wexford Investment Entities. The address for the Wexford Investment Entities is Wexford Plaza, 411 West Putman Avenue, Greenwich, CT 06830.

(5)	Consists of 8,018,845 shares (which includes 150,943 shares issuable upon exercise of outstanding warrants) held by Sequel Limited Partnership III and 222,853 shares (which includes 4,194 shares issuable upon exercise of outstanding warrants) held by Sequel Entrepreneurs Fund III, L.P. (collectively, the “Sequel Funds”). The general partner of the Sequel Funds is Sequel Venture Partners III, L.L.C. (“SVP III”). SVP III may be deemed to indirectly beneficially own the shares owned by the Sequel Funds. Mr. Mitchell is a manager of SVP III and may be deemed to be the indirect beneficial owner of the shares owned by the Sequel Funds. Mr. Mitchell disclaims beneficial ownership of the shares held by the Sequel Funds, except to the extent of his pecuniary interest arising therein. The address for the Sequel Funds is 4430 Arapahoe Avenue, Suite 220, Boulder, CO 80303.

(6)	Includes 50,684 shares issuable upon exercise of an outstanding warrant. Mr. Torres is a managing director of Lilly Ventures Fund I LLC (“Lilly”) and may be deemed to be the indirect beneficial owner of the shares owned by Lilly. Mr. Torres disclaims beneficial ownership of the shares held by Lilly, except to the extent of his pecuniary interest arising therein. The address for Lilly is 115 West Washington Street, South Tower, Suite 1680, Indianapolis, IN 46204.

(7)	Consists of 1,947,635 shares (which includes 20,284 shares issuable upon exercise of an outstanding warrant) held by Medica III Investments (International) L.P., 707,917 shares (which includes 7,372 shares issuable upon exercise of an outstanding warrant) held by Medica III Investments (Israel) L.P., 770,441 shares (which includes 8,024 shares issuable upon exercise of an outstanding warrant) held by Medica III Investments (S.F.) L.P., 413,758 shares (which includes 4,309 shares issuable upon exercise of an outstanding warrant) held by Medica III Investments (P.F.) L.P., 1,001,067 shares (which includes 10,426 shares issuable upon exercise of an outstanding warrant) held by Medica III Investments (Israel) (B) L.P., and 922,513 shares (which includes 9,607 shares issuable upon exercise of an outstanding warrant) held by Poalim Medica Investments L.P. The general partner of Medica III Investments (International) L.P., Medica III Investments (Israel) L.P., Medica III Investments (S.F.) L.P., Medica III Investments (P.F.) L.P., Medica III Investments (Israel) (B) L.P., and Poalim Medica Investments L.P. (collectively, the “Medica Entities”) is Medica III Management L.P. (“Medica Management LP”). The general partner of Medica Management L.P. is Medica III Management Co. (“Medica Management Co.”). Medica Management LP and Medica Management Co. may be deemed to indirectly beneficially own the shares owned by the Medica Entities. Dr. Ehud Geller is the Managing Partner of Medica Management Co. and may be deemed to be the indirect beneficial owner of the shares owned by the Medica Entities. Dr. Ehud Geller disclaims beneficial ownership of the shares held by the Medica Entities, except to the extent of her pecuniary interest arising therein. Dr. Ehud Geller and the Medica Entities have the right to appoint one representative to the Board of Directors and have appointed Dr. Pennina Safer to hold such position. Such right shall terminate upon completion of this offering. The address for the Medica Entities is 11 HaMenofim Street, Ackerstein Towers, Building B, 10th Floor, Herzliya, 46725 Israel.

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(8)	Includes 4,020,242 shares Dr. Rodell has the right to acquire through the exercise of options exercisable within 60 days of April 30, 2012 and 59,796 shares issuable upon exercise of an outstanding warrant held by SMG, Inc. Dr. Rodell and his spouse are co-owners of SMG, Inc. and share voting and dispositive powers over these shares.

(9)	Consists of 1,782,731 shares Dr. Apelian has the right to acquire through the exercise of options exercisable within 60 days of April 30, 2012.

(10)	Consists of 1,085,329 shares Dr. Frenz has the right to acquire through the exercise of options exercisable within 60 days of April 30, 2012.

(11)	Consists of 375,157 shares Dr. Freytag has the right to acquire through the exercise of options exercisable within 60 days of April 30, 2012.

(12)	Includes 890,873 shares issuable upon exercise of outstanding warrants and 7,494,088 shares issuable upon exercise of stock options by all executive officers and directors exercisable within 60 days of April 30, 2012. See Notes (2) through (11) above.

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DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering and the filing of our amended and restated certificate of             incorporation, our authorized capital stock will consist of             shares of common stock, par value $0.001 per share, and             shares of preferred stock, par value $0.001 per share. The following is a summary of the rights of our common and preferred stock and some of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon completion of this offering, our outstanding warrants, the Stockholders Agreement and of the Delaware General Corporation Law. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our amended and restated certificate of incorporation, amended and restated bylaws, warrants and Stockholders Agreement, copies of which have been filed as exhibits to the registration statement of which the prospectus is a part, as well as the relevant provisions of the Delaware General Corporation Law.

Common Stock

On April 30, 2012, there were 2,758,685 shares of common stock outstanding, held of record by 35 stockholders, and 86,538,194 shares of preferred stock outstanding, held of record by 31 stockholders. After giving effect to the conversion of all outstanding shares of our preferred stock into shares of common stock upon completion of this offering, there would have been 89,296,879 shares of our common stock outstanding on that date held by             stockholders of record. As of April 30, 2012, there were outstanding options to purchase 12,168,449 shares of common stock, outstanding warrants to purchase 59,796 shares of common stock and outstanding warrants to purchase 3,469,512 shares of preferred stock, which preferred-stock warrants will convert into the right to purchase the same number of shares of common stock upon completion of this offering.

Voting Rights.     Each holder of common stock is entitled to one vote for each share of common stock on all matters submitted to a vote of the stockholders, including the election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, subject to the rights of holders of any then outstanding shares of preferred stock.

Dividends.     Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our Board of Directors out of legally available funds.

Liquidation.     In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences.     Holders of common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable.     All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, duly authorized, validly issued, fully paid and nonassessable.

Preferred Stock

Upon completion of this offering, our Board of Directors will have the authority under our amended and restated certificate of incorporation, without further action by our stockholders, to issue up to             shares of preferred stock in one or more series, to establish from time to time the number of shares to be included

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in each such series, to fix the rights, preferences, privileges and restrictions of the shares of each wholly-unissued series, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference and sinking fund terms, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding).

Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock or otherwise adversely affect the rights of holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change-of-control and may adversely affect the market price of our common stock. Upon completion of this offering, no shares of preferred stock will be outstanding, and we have no current plans to issue any shares of preferred stock.

Warrants

As of April 30, 2012, there were outstanding warrants to purchase the number and type of shares of our capital stock set forth in column “Number of Shares of Common Stock After this Offering” below. Upon completion of this offering, the outstanding warrants to purchase shares of our preferred stock will convert into warrants to purchase the number of shares of our common stock set forth in column “Number of Shares of Common Stock After this Offering” below.

Description	Number of Shares of Common Stock After this Offering		Weighted Average Exercise Price After this Offering($)
Common Stock	59,796	(1)	$0.15
Series A preferred stock	22,000		1.25
Series B preferred stock	590,432		1.338
Series C preferred stock	2,857,080		1.439

(1)	The warrant will expire upon completion of this offering.

In January 2003, we issued a warrant to purchase 59,796 shares of common stock at an exercise price of $0.15 per share to MTR, Inc. in conjunction with the engagement of Dr. Rodell as a consultant to the Company. This warrant was transferred to SMG, Inc. on February 29, 2008. The warrant has a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. The warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, recapitalizations, reclassifications and consolidations. The warrant will expire upon completion of this offering.

In February 2004, in connection with a loan and security agreement entered into with Silicon Valley Bank, or SVB, we issued to SVB a warrant to purchase 22,000 shares of our Series A preferred stock at an exercise price of $1.25 per share. The warrant has a net exercise provision and contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, recapitalizations, reclassifications and consolidations. The warrant will become exercisable for an aggregate of 22,000 shares of our common stock at an exercise price of $1.25 per share upon completion of this offering and is exercisable until its expiration on February 23, 2014. The loan and security agreement terminated in April 2009.

Between February 2005 and June 2005, in connection with the issuance of an aggregate amount of $2,750,000 of convertible promissory notes, we issued warrants exercisable for an aggregate of 411,060 shares of our Series B preferred stock at an exercise price of $1.338 per share, or the 2005 warrants. These 2005 warrants have a net

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exercise provision and contain provisions for the adjustment of the exercise price and the number of shares issuable upon exercise in the event of certain stock dividends, stock splits, recapitalizations, reclassifications and consolidations. These 2005 warrants will become exercisable for an aggregate of 411,060 shares of our common stock at an exercise price of $1.338 per share upon completion of this offering and are exercisable until their expiration on the later of June 30, 2015 or five years after completion of this offering. The convertible promissory notes are no longer outstanding and were converted into shares of our Series B preferred stock.

In April 2006, in connection with a loan and security agreement entered into with SVB and Oxford Finance Corporation, or Oxford, we issued to each of SVB and Oxford a warrant to purchase 89,686 shares of our Series B preferred stock at an exercise price of $1.338 per share. These warrants have a net exercise provision and contain provisions for the adjustment of the exercise price and the number of shares issuable upon exercise in the event of certain stock dividends, stock splits, recapitalizations, reclassifications and consolidations. These warrants will become exercisable for an aggregate of 179,372 shares of our common stock at an exercise price of $1.338 per share upon completion of this offering and are exercisable until their expiration on April 14, 2016. The loan and security agreement terminated in December 2009.

In September 2007, we engaged a placement agent in connection with a private placement of preferred stock and issued it a warrant to purchase 158,129 shares of our Series C preferred stock at an exercise price of $1.338 per share. The warrant has a net exercise provision and contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, recapitalizations, reclassifications and consolidations. The warrant will become exercisable for an aggregate of 158,129 shares of our common stock at an exercise price of $1.338 per share upon completion of this offering and is exercisable until its expiration on September 14, 2012.

In May 2009, we issued the 2009 warrants for the purchase of an aggregate of 622,826 shares of our Series C preferred stock at an exercise price of $1.445 per share. The 2009 warrants have a net exercise provision and contain provisions for the adjustment of the exercise price and the number of shares issuable upon exercise in the event of certain stock dividends, stock splits, recapitalizations, reclassifications and consolidations. The 2009 warrants will become exercisable for an aggregate of 622,826 shares of our common stock at an exercise price of $1.445 per share upon completion of this offering and are exercisable until their expiration on the later of May 14, 2019 or five years after completion of this offering.

In May 2009, we also issued a warrant to purchase 2,076,125 shares of our Series C preferred stock with an exercise price of $1.445 per share to Celgene International, Inc. in connection with its purchase of shares of our Series D preferred stock. The warrant has a net exercise provision and contains provisions for the adjustment of the exercise price and the number of shares issuable upon exercise in the event of certain stock dividends, stock splits, recapitalizations, reclassifications and consolidations. The warrant will become exercisable for an aggregate of 2,076,125 shares of our common stock at an exercise price of $1.445 per share upon completion of this offering and is exercisable until its expiration on the later of May 14, 2019 or five years after completion of this offering.

The holders of certain of these warrants are entitled to registration rights under the Stockholders Agreement, as described in “—Registration Rights” below.

Registration Rights

Under the Stockholders Agreement, 180 days after the public offering date set forth on the cover page of this prospectus, the holders of 86,538,194 shares of our common stock, including stock issued upon conversion of our preferred stock, or their transferees, are entitled to demand, “piggyback” and Form S-3 registration rights. In addition, 180 days after the public offering date set forth on the cover page of this prospectus, the following warrant holders have the demand, “piggyback” and Form S-3 registration rights described below: (i) SVB, or its transferee, with respect to the 111,686 shares of common stock issuable upon exercise of its warrants, (ii) the holders of warrants exercisable for Series B preferred stock described above, or their transferees, with respect to 500,746 shares of common stock issuable upon exercise of their warrants and (iii) the holders of warrants exercisable for Series C preferred stock described above, or their transferees, with respect to 2,698,951 shares of common stock issuable upon exercise of their warrants.

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Demand Registration Rights.     At any time after 180 days after the public offering date set forth on the cover page of this prospectus, the holders of (x) at least 33 1/3% of the shares having demand registration rights or (y) shares having demand registration rights that were issued upon conversion of shares representing at least $15 million in aggregate original purchase price of shares of Series C preferred stock, Series D preferred stock and Series E preferred stock have the right to make up to two demands that we file a registration statement, subject to specified exceptions, conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances.

Form S-3 Registration Rights.     If we are eligible to file a registration statement on Form S-3, holders of registration rights have the right to demand that we file a registration statement on Form S-3 so long as the aggregate amount of shares to be sold under the registration statement on Form S-3 is at least $1 million, subject to specified exceptions, conditions and limitations.

“Piggyback” Registration Rights.     If we register any securities for public sale, holders of registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement.

Expenses of Registration.     Generally, we are required to bear all registration and selling expenses incurred in connection with the demand, Form S-3 and piggyback registrations described above.

Anti-Takeover Effects of Provisions of Delaware Law and Our Charter Documents

Delaware Anti-Takeover Law.     We are subject to Section 203 of the Delaware General Corporation Law, or Section 203. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

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In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Section 203 could depress our stock price and delay, discourage or prohibit transactions not approved in advance by our Board of Directors, such as takeover attempts that might otherwise involve the payment to our stockholders of a premium over the market price of our common stock.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws.     Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon completion of this offering, may delay or discourage transactions involving an actual or potential change-of-control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

•

permit our Board of Directors to issue up to             shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change-of-control);

•	provide that the authorized number of directors may be changed only by resolution of the Board of Directors;

•

provide that, subject to the rights of any series of preferred stock to elect directors, directors may only be removed for cause, which removal may be effected subject to any limitation imposed by law, by the holders of at least 66 2/3% of the voting power of our then outstanding capital stock entitled to vote generally at an election of directors;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

•

do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose); and

•

provide that special meetings of our stockholders may be called only by the Chairman of the Board of Directors, our chief executive officer or by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

The amendment of any of these provisions would require approval by the holders of at least 66 2/3% of our then outstanding common stock.

Transfer agent and registrar

The transfer agent and registrar for the common stock is             . The transfer agent and registrar’s address is             .

NASDAQ Global Market listing

We have applied to have our common stock listed on The NASDAQ Global Market under the symbol “GBIM”.

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market has existed for our common stock. Market sales of shares of our common stock after this offering and from time to time, and the availability of shares for future sale, may reduce the market price of our common stock. Sales of substantial amounts of our common stock, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital, especially through an offering of equity securities. As described below, only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after completion of this offering due to contractual and legal restrictions on resale described below. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock. Although we have applied to list our common stock on The NASDAQ Global Market, we cannot assure you that there will be an active market for our common stock.

Based upon the number of shares outstanding as of April 30, 2012, upon completion of this offering, we will have outstanding an aggregate of             shares of our common stock, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants, after giving effect to the conversion of all outstanding shares of our preferred stock into 86,538,194 shares of common stock immediately prior to completion of this offering. All of the shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless held by our affiliates as that term is defined under Rule 144 under the Securities Act or subject to lock-up agreements. The remaining shares of common stock outstanding upon completion of this offering are restricted securities as defined in Rule 144. Restricted securities may be sold in the U.S. public market only if registered or if they qualify for an exemption from registration, including by reason of Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. These remaining shares will generally become available for sale in the public market as follows:

•	approximately restricted shares will be eligible for sale upon completion of this offering;

•

approximately             restricted shares will be eligible for sale in the public market 90 days after the date of this prospectus, subject to the volume, manner of sale and other limitations of Rule 144 and Rule 701;

•

approximately             restricted shares will be eligible for sale in the public market upon expiration of lock-up agreements 180 days after the date of this prospectus, which date may be extended in specified circumstances, subject in certain circumstances to the volume, manner of sale and other limitations of Rule 144 and Rule 701; and

•

approximately             restricted shares will be eligible for sale from time to time thereafter upon expiration of their respective one-year holding periods, but could be sold earlier if the holder exercises available registration rights.

Additionally, of the 12,168,449 shares of common stock issuable upon exercise of options outstanding as of April 30, 2012 approximately             shares will be vested and eligible for sale 180 days after the date of this prospectus.

Rule 144

In general, under Rule 144 under the Securities Act of 1933, as in effect on the date of this prospectus, beginning 90 days after the date of this prospectus, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock to be sold for at least six months, would be entitled to sell an unlimited number of shares of our common stock, provided current public information about us is available. In addition, under Rule 144, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares of our common stock to be sold for at least one year, would be entitled to sell an unlimited number of shares immediately upon completion of this offering without regard to whether current public information about us is available. Beginning

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90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately              shares upon completion this offering, or             shares if the underwriters exercise their over-allotment option in full; and

•	the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 under the Securities Act before the effective date of the registration statement of which this prospectus is a part (to the extent such common stock is not subject to a lock-up agreement) is entitled to rely on Rule 701 to resell such shares beginning 90 days after we become subject to the public company reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, in reliance on Rule 144, but without compliance with the holding period requirements contained in Rule 144. Accordingly, subject to any applicable lock-up agreements, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, under Rule 701 persons who are not our “affiliates”, as defined in Rule 144, may resell those shares without complying with the minimum holding period or public information requirements of Rule 144, and persons who are our “affiliates” may resell those shares without compliance with Rule 144’s minimum holding period requirements (subject to the terms of the lock-up agreement referred to below, if applicable).

Lock-Up Agreements

As described under the section entitled “Underwriting—Lock-Up Agreements” below, we, all of our directors and officers, the holders of substantially all of the other shares of our common stock outstanding prior to this offering, and the holders of substantially all of our warrants and substantially all of our options outstanding prior to this offering, have agreed, subject to certain exceptions, that, without the prior written consent of Wells Fargo Securities, LLC and Piper Jaffray & Co., we and they will not, during the period including the date of this prospectus through and including the date that is the 180th day after the date of this prospectus, directly or indirectly issue (in the case of us), offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock or take certain related actions.

Wells Fargo Securities, LLC and Piper Jaffray may, in their sole discretion and at any time or from time to time, without notice, release all or any portion of the shares or other securities subject to the lock-up agreements.

Registration Rights

Upon completion of this offering, the holders of an aggregate of 86,538,194 shares of our common stock, including the common stock issuable upon conversion of our preferred stock, will have the right to require us to register their shares for resale under the Securities Act, beginning 180 days after the date of this prospectus.

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Registration of these shares for resale under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. Any sales of securities by these stockholders could adversely affect the trading price of our common stock. These registration rights are described in more detail under the caption “Description of Capital Stock—Registration Rights”.

Equity Incentive Plans

Following completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register the shares of common stock issued or reserved for issuance under our equity incentive plans, including the equity incentive plans we adopted in connection with this offering. Accordingly, shares registered under such registration statements will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

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MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of material U.S. federal income and estate tax considerations relating to the ownership and disposition of our common stock acquired in this offering by a non-U.S. holder. For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or if the trust has a valid election in effect to be treated as a U.S. person under applicable U.S. Treasury Regulations.

An individual may be treated as a resident instead of a nonresident of the United States in any calendar year for U.S. federal income tax purposes if the individual was present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during the three-year period ending with the current calendar year. For purposes of this calculation, all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year are counted. Residents are taxed for U.S. federal income tax purposes as if they were U.S. citizens.

This discussion is based on current provisions of the Internal Revenue Code of 1986, or the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus and all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. In addition, the Internal Revenue Service, or the IRS, could challenge one or more of the tax consequences described in this prospectus.

We assume in this discussion that each non-U.S. holder holds shares of our common stock as a capital asset (generally, property held for investment). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of state, local or non-U.S. taxes, or U.S. federal taxes other than income and estate taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	insurance companies;

•	tax-exempt organizations;

•	financial institutions;

•	brokers or dealers in securities;

•	regulated investment companies;

•	pension plans;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and

•	certain U.S. expatriates.

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In addition, this discussion does not address the tax treatment of partnerships or persons who hold their common stock through partnerships or other entities which are transparent for U.S. federal income tax purposes. A partner in a partnership or other transparent entity that will hold our common stock should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock through a partnership or other transparent entity, as applicable.

Prospective investors should consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of our common stock.

Dividends

If we pay distributions on our common stock, those distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below under the heading “—Gain on Disposition of Common Stock”.

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence. A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN (or successor form) and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States, and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. To obtain this exemption, a non-US holder must provide us with a properly executed original and unexpired IRS Form W-8ECI properly certifying such exemption. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons, and, if the non-U.S. holder is a foreign corporation, an additional branch profits tax at a rate of 30%, or a lower rate as may be specified by an applicable income tax treaty, may also apply;

•

the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the net gain derived from the disposition; or

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•

we are or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation” unless our common stock is regularly traded on an established securities market and the non-U.S. holder held no more than five percent of our outstanding common stock, directly or indirectly, during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not currently, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Information Reporting and Backup Withholding Tax

We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate, currently 28% through December 31, 2012, and thereafter set to increase to 31%, with respect to dividends on our common stock. Generally, a holder will comply with such procedures if it provides a properly executed IRS Form W-8BEN or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. holder, or otherwise establishes an exemption.

Information reporting and backup withholding generally will apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Foreign Account Tax Compliance Act

The recently enacted Foreign Account Tax Compliance Act, or FATCA, will impose a 30% withholding tax on any “withholdable payment” to (i) a “foreign financial institution”, unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with United States owners) or (ii) a foreign entity that is not a financial institution, unless such entity provides the withholding agent with a certification identifying the substantial U.S. owners of the entity, which generally includes any U.S. person who directly or indirectly owns more than 10% of the entity. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes.

“Withholdable payments” will include U.S.-source payments otherwise subject to nonresident withholding tax, and also include the entire gross proceeds from the sale of any equity or debt instruments of U.S. issuers (in either case to exclude payments made on “obligations” that were outstanding on March 18, 2012). The withholding tax will apply regardless of whether the payment would otherwise be exempt from U.S. nonresident

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withholding tax (e.g., under the portfolio interest exemption or as capital gain). The IRS is authorized to provide rules for implementing the FATCA withholding regime with the existing nonresident withholding tax rules.

Transitional IRS guidance indicates that, under future regulations, this withholding will apply to U.S.-source payments otherwise subject to nonresident withholding tax made on or after January 1, 2014 and to the payment of gross proceeds from the sale of any equity or debt instruments of U.S. issuers made on or after January 1, 2015.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

The preceding discussion of material U.S. federal tax considerations is for general information only. It is not tax advice. Prospective investors should consult their own tax advisors regarding the particular U.S. federal, state, local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed changes in applicable laws.

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UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement, we have agreed to sell to the underwriters named below, and the underwriters, for whom Wells Fargo Securities, LLC and Piper Jaffray & Co. are acting as joint-book running managers and representatives, have severally agreed to purchase, the respective numbers of shares of common stock appearing opposite their names below:

Underwriter	Number of Shares
Wells Fargo Securities, LLC
Piper Jaffray & Co.
JMP Securities LLC
Total

All of the shares to be purchased by the underwriters will be purchased from us.

The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The shares of common stock are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them. The underwriters reserve the right to withdraw, cancel or modify the offer and to reject orders in whole or in part.

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock offered by this prospectus if any are purchased, other than those shares covered by the over-allotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

Over-Allotment Option

We have granted a 30-day option to the underwriters to purchase up to a total of                    additional shares of our common stock from us at the initial public offering price per share less the underwriting discounts and commissions per share, as set forth on the cover page of this prospectus, and less any dividends or distributions declared, paid or payable on the shares that the underwriters have agreed to purchase from us but that are not payable on such additional shares, to cover over-allotment, if any. If the underwriters exercise this option in whole or in part, then the underwriters will be severally committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the prior table.

Discounts and Commissions

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus and to certain dealers at that price less a concession of not more than $            per share, of which up to $            per share may be reallowed to other dealers. After the initial offering, the public offering price, concession and reallowance to dealers may be changed.

The following table summarizes the underwriting discounts and commissions and the proceeds, before expenses, payable to us, both on a per share basis and in total, assuming either no exercise or full exercise by the underwriters of their over-allotment option:

Total
	Per Share	Without Option	With Option
Public offering price
Underwriting discounts and commissions
Proceeds, before expenses, to us

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We estimate that the expenses of this offering payable by us, not including underwriting discounts and commissions, will be approximately $            .

Indemnification of Underwriters

The underwriting agreement provides that we will indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

We, all of our directors and officers, the holders of substantially all of the other shares of our common stock outstanding prior to this offering, and the holders of substantially all of our warrants and substantially all of our options outstanding prior to this offering, have agreed, subject to certain exceptions, that, without the prior written consent of Wells Fargo Securities, LLC and Piper Jaffray, we and they will not, during the period including the date of this prospectus through and including the date that is the 180th day after the date of this prospectus, directly or indirectly:

•

issue (in the case of us), offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock;

•

in the case of us, file or cause the filing of any registration statement under the Securities Act with respect to any shares of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock, other than certain registration statements filed in connection with this offering and registration statements on Form S-8 to be filed with the SEC after completion of this offering; or

•

enter into any swap or other agreement, arrangement, hedge (in the case of us) or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock, whether any transaction described in either of the first or third of the foregoing bullet points is to be settled by delivery of our common stock or other capital stock, other securities, in cash or otherwise, or publicly announce an intention to do any of the foregoing. Moreover, if:

•	during the last 17 days of the lock-up period, we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period,

the restrictions described in the immediately preceding sentence will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as the case may be, unless Wells Fargo Securities, LLC and Piper Jaffray waive, in writing, that extension.

Wells Fargo Securities, LLC and Piper Jaffray may, in their sole discretion and at any time or from time to time, without notice, release all or any portion of the shares or other securities subject to the lock-up agreements. Any determination to release any shares or other securities subject to the lock-up agreements would be based on a number of factors at the time of determination, which may include the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares or other securities proposed to be sold or otherwise transferred and the timing, purpose and terms of the proposed sale or other transfer.

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NASDAQ Global Market Listing

We have applied to have our common stock listed on The NASDAQ Global Market under the symbol “GBIM”.

Stabilization

In order to facilitate this offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. Specifically, the underwriters may sell more shares of common stock than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares of common stock available for purchase by the underwriters under the over-allotment option. The underwriters may close out a covered short sale by exercising the over-allotment option or purchasing common stock in the open market. In determining the source of common stock to close out a covered short sale, the underwriters may consider, among other things, the market price of common stock compared to the price payable under the over-allotment option. The underwriters may also sell shares of common stock in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after the date of pricing of this offering that could adversely affect investors who purchase in this offering.

As an additional means of facilitating this offering, the underwriters may bid for, and purchase, common stock in the open market to stabilize the price of our common stock, so long as stabilizing bids do not exceed a specified maximum. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing common stock in this offering if the underwriting syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock.

The foregoing transactions, if commenced, may raise or maintain the market price of our common stock above independent market levels or prevent or retard a decline in the market price of the common stock.

The foregoing transactions, if commenced, may be effected on The NASDAQ Global Market or otherwise. Neither we nor any of the underwriters makes any representation that the underwriters will engage in any of these transactions and these transactions, if commenced, may be discontinued at any time without notice. Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of the effect that the transactions described above, if commenced, may have on the market price of our common stock.

Discretionary Accounts

The underwriters have informed us that they do not intend to confirm sales to accounts over which they exercise discretionary authority in excess of five percent of the total number of shares of common stock offered by them.

Pricing of this Offering

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock was determined between us and the representatives of the underwriters. The factors considered in determining the initial public offering price included:

•	prevailing market conditions;

•	our results of operations and financial condition;

•	financial and operating information and market valuations with respect to other companies that we and the representatives of the underwriters believe to be comparable or similar to us;

•	the present state of our development; and

•	our future prospects.

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An active trading market for our common stock may not develop. It is possible that the market price of our common stock after this offering will be less than the initial public offering price. In addition, the estimated initial public offering price range appearing on the cover of this prospectus is subject to change as a result of market conditions or other factors.

Relationships

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed various commercial banking and brokerage activities for us, for which they received customary fees and commissions. The underwriters and their respective affiliates may in the future perform these and other financial advisory and investment banking services for us, for which they will receive customary fees and commissions.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of instruments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Sales Outside the United States

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of our common stock that are the subject of the offering contemplated by this prospectus, or the possession, circulation or distribution of this prospectus or any other material relating to us or the shares in any jurisdiction where action for that purpose is required. Accordingly, the shares may not be offered or sold, directly or indirectly, and none of this prospectus or any other offering material or advertisements in connection with the shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Each of the underwriters may arrange to sell shares offered hereby in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so. In that regard, Wells Fargo Securities, LLC may arrange to sell shares in certain jurisdictions through an affiliate, Wells Fargo Securities International Limited, or WFSIL. WFSIL is a wholly-owned indirect subsidiary of Wells Fargo & Company and an affiliate of Wells Fargo Securities, LLC. WFSIL is a U.K. incorporated investment firm regulated by the Financial Services Authority. Wells Fargo Securities is the trade name for certain corporate and investment banking services of Wells Fargo & Company and its affiliates, including Wells Fargo Securities, LLC and WFSIL.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), including each Relevant Member State that has implemented amendments to Article 3(2) of the Prospectus Directive introduced by the 2010 PD Amending Directive (each, an “Early Implementing Member State”), an offer of the shares to the public may not be made in that Relevant Member State and each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of the shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that

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an offer of the shares to the public in that Relevant Member State may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

(b)	to fewer than 100 (or, in the case of Early Implementing Member States, 150) natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives of the underwriters; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of the shares referred to in (a) to (c) above shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with the Company or any underwriter that it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe to the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC of the European Parliament and of the Council of 4 November 2003 (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State. The expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

This prospectus and any other material in relation to the shares described herein is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospective Directive that also (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), (ii) fall within Article 49(2)(a) to (d) of the Order and (iii) are persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to engage in investment activity with respect to such shares will be engaged in only with, relevant persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

The distribution of this prospectus in the United Kingdom to anyone not falling within the above categories is not permitted and may contravene the United Kingdom Financial Services and Markets Act 2000. No person falling outside those categories should treat this prospectus as constituting a promotion to him, or act on it for any purposes whatever. Recipients of this prospectus are advised that we, the underwriters and any other person that communicates this prospectus are not, as a result solely of communicating this prospectus, acting for or advising them and are not responsible for providing recipients of this prospectus with the protections which would be given to those who are clients of any aforementioned entities that is subject to the rules and regulations of the Financial Services Authority.

Notice to Prospective Investors in France

We and the underwriters have not offered or sold and will not offer or sell, directly or indirectly, shares to the public in France, and have not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in France, this prospectus or any other offering material relating to the shares. Offers,

148

sales and distributions that have been and will be made in France have been and will be made only to (a) providers of the investment service of portfolio management for the account of third parties, and (b) qualified investors (investisseurs qualifiés), other than individuals, all as defined in, and in accordance with, Articles L. 411-1, L. 411-2, and D. 411-1 of the French Code monétaire et financier.

Shares may be resold directly or indirectly only in compliance with Article L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code monétaire et financier.

Neither this prospectus prepared in connection with the shares nor any other offering material relating to the shares has been submitted to the clearance procedures of the Autorité des marchés financiers or notified to the Autorité des marchés financiers by the competent authority of another member state of the European Economic Area.

Notice to Prospective Investors in Germany

The shares offered by this prospectus have not been and will not be offered to the public within the meaning of the German Securities Prospectus Act (Wertpapierprospektgesetz). No securities prospectus pursuant to the German Securities Prospectus Act has been or will be published or circulated in Germany or filed with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht). This prospectus does not constitute an offer to the public in Germany, and it does not serve for public distribution of the shares in Germany. Neither this prospectus, nor any other document issued in connection with this offering, may be issued or distributed to any person in Germany except under circumstances that do not constitute an offer to the public under the German Securities Prospectus Act. Prospective Investors should consult with their legal and/or tax advisor before investing into the shares.

Notice to Prospective Investors in Ireland

This prospectus and any other material in relation to the shares described herein is only being distributed in Ireland:

(a)	in circumstances which do not require the publication of a prospectus pursuant to Article 3(2) of Directive 2003/71/EC as amended by Directive 2010/73/EC;

(b)	in compliance with the provisions of the Irish Companies Acts 1963-2009; and

(c)	in compliance with the provisions of the European Communities (Markets in Financial Instruments) Regulations 2007 (S.I. No. 60 of 2007) (as amended), and in accordance with any codes or rules of conduct and any conditions or requirements, or any other enactment, imposed or approved by the Central Bank of Ireland with respect to anything done by them in relation to the shares.

Notice to Prospective Investors in Italy

The offering of the shares has not been registered pursuant to Italian securities legislation and, accordingly, no shares may be offered, sold or delivered, nor may copies of the prospectus or of any other document relating to the shares be distributed in the Republic of Italy, except:

(i)	to qualified investors (investitori qualificati), as defined pursuant to Article 100 of Legislative Decree No. 58 of 24 February 1998, as amended (the Financial Services Act) and Article 34-ter, first paragraph, letter b) of CONSOB Regulation No. 11971 of 14 May 1999, as amended from time to time (Regulation No. 11971); or

(ii)	in other circumstances which are exempted from the rules on public offerings pursuant to Article 100 of the Financial Services Act and Article 34-ter of Regulation No. 11971.

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Any offer, sale or delivery of the shares or distribution of copies of the prospectus or any other document relating to the shares in the Republic of Italy under (i) or (ii) above must be:

(a)	made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007 (as amended from time to time) and Legislative Decree No. 385 of 1 September 1993, as amended (the Banking Act); and

(b)	in compliance with Article 129 of the Banking Act, as amended, and the implementing guidelines of the Bank of Italy, as amended from time to time, pursuant to which the Bank of Italy may request information on the issue or the offer of shares in the Republic of Italy; and

(c)	in compliance with any other applicable laws and regulations or requirement imposed by CONSOB or other Italian authority.

Please note that in accordance with Article 100-bis of the Financial Services Act, where no exemption from the rules on public offerings applies under (i) and (ii) above, the subsequent distribution of the shares on the secondary market in Italy must be made in compliance with the public offer and the prospectus requirement rules provided under the Financial Services Act and Regulation No. 11971. Failure to comply with such rules may result in the sale of such shares being declared null and void and in the liability of the intermediary transferring the shares for any damages suffered by the investors.

Notice to Prospective Investors in the Netherlands

The shares will not be offered or sold, directly or indirectly, in the Netherlands, other than:

(a)	with a minimum denomination of €50,000 or the equivalent in another currency per investor;

(b)	for a minimum consideration of €50,000 or the equivalent in another currency per investor;

(c)	to fewer than 100 individuals or legal entities other than ‘Qualified Investors’ (see below); or

(d)	solely to Qualified Investors,

all within the meaning of Article 4 of the Financial Supervision Act Exemption Regulation (Vrijstellingsregeling Wet op het financieel toezicht) and Article 1:12 and Article 5:3 of the Financial Supervision Act (Wet op het financieel toezicht, FSA).

Notice to Prospective Investors in Switzerland

This document as well as any other material relating to the shares of our common stock that are the subject of the offering contemplated by this prospectus do not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations. Our common stock will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to our common stock, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange.

Our common stock is being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase shares of our common stock with the intention to distribute them to the public. The investors will be individually approached by us from time to time.

This document as well as any other material relating to our common stock is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

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LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley LLP, Broomfield, Colorado. As of the date of this prospectus, GC&H Investments, LLC, an entity that includes current and former partners and associates of Cooley LLP, beneficially owns 73,434 shares of our preferred stock, which will be converted into 73,434 shares of our outstanding common stock upon completion of this offering. Goodwin Procter LLP, New York, New York has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

EXPERTS

The financial statements of GlobeImmune, Inc. as of December 31, 2010 and 2011, and for each of the years in the three-year period ended December 31, 2011, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to GlobeImmune and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a website at www.globeimmune.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus.

151

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

GlobeImmune, Inc.:

We have audited the accompanying balance sheets of GlobeImmune, Inc. (the Company) as of December 31, 2010 and 2011, and the related statements of operations and comprehensive loss, redeemable, convertible preferred stock, and stockholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GlobeImmune, Inc. as of December 31, 2010 and 2011, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Boulder, Colorado

May 23, 2012

GLOBEIMMUNE, INC.

Balance Sheets

	December 31,		March 31, 2012
	2010	2011
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$20,291,374	15,154,611	10,703,335
Other current assets	392,869	421,977	490,605

Total current assets	20,684,243	15,576,588	11,193,940
Property and equipment, net	2,887,816	2,068,493	1,846,246
Other assets	100,000	100,000	100,000

Total assets	$23,672,059	17,745,081	13,140,186

Liabilities, Redeemable, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$1,132,584	1,314,915	1,262,100
Accrued liabilities	1,202,542	1,496,080	1,215,498
Deferred revenue	4,067,797	10,631,284	9,555,274

Total current liabilities	6,402,923	13,442,279	12,032,872
Other long-term liabilities	172,519	258,050	217,177
Deferred revenue	19,322,033	18,650,704	17,079,679
Fair value of warrants	4,169,498	5,152,976	5,755,802

Total liabilities	30,066,973	37,504,009	35,085,530

Commitments and contingencies
Redeemable, convertible preferred stock – Series C, $0.001 par value. Authorized 37,600,000 shares; issued and outstanding 31,115,107 shares (liquidation preference of $55,407,619, $59,286,152 and $60,326,502, respectively)	54,495,917	58,545,002	59,627,990
Redeemable, convertible preferred stock – Series D, $0.001 par value. Authorized 8,900,000 shares; issued and outstanding 8,650,519 shares (liquidation preference of $11,174,025, $11,956,207 and $12,166,014, respectively)	9,517,862	10,609,862	10,897,123
Redeemable, convertible preferred stock – Series E, $0.001 par value. Authorized 11,750,000 shares; issued and outstanding 11,665,019 shares (liquidation preference of $19,208,266, $20,552,845 and $20,913,505, respectively)	19,088,862	20,455,779	20,822,023
Redeemable, convertible preferred stock – Series A, $0.001 par value. Authorized 6,430,000 shares; issued and outstanding 6,407,998 shares (liquidation preference of $12,803,706, $13,699,791 and $13,940,150, respectively)	12,765,602	13,668,815	13,910,956
Redeemable, convertible preferred stock – Series B, $0.001 par value. Authorized 29,300,000 shares; issued and outstanding 28,699,551 shares (liquidation preference of $55,544,537, $59,432,654 and $60,475,575, respectively)	55,453,014	59,358,252	60,405,453
Stockholders’ deficit:
Common stock, $0.001 par value. Authorized 112,500,000 shares; issued and outstanding 2,753,538, 2,758,685 and 2,758,685 shares, respectively	2,753	2,758	2,758
Additional paid-in capital
Accumulated deficit	(157,718,924)	(182,399,396)	(187,611,647)

Total stockholders’ deficit	(157,716,171)	(182,396,638)	(187,608,889)

Total liabilities, redeemable, convertible preferred stock and stockholders’ deficit	$23,672,059	17,745,081	13,140,186

See accompanying notes to financial statements.

GLOBEIMMUNE, INC.

Statements of Operations and Comprehensive Loss

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
				(unaudited)
Revenue	$2,542,373	4,067,797	5,107,842	1,016,949	2,647,035
Operating expenses:
Research and development	16,015,755	14,129,477	12,063,403	3,276,957	3,131,231
General and administrative	5,048,647	4,362,086	4,685,825	992,097	919,042
Depreciation and amortization	1,853,245	1,331,038	952,074	252,852	229,937

Total operating expenses	22,917,647	19,822,601	17,701,302	4,521,906	4,280,210

Loss from operations	(20,375,274)	(15,754,804)	(12,593,460)	(3,504,957)	(1,633,175)
Other income (expense)	(1,452,413)	959,293	(1,132,422)	320,907	(617,633)
Interest expense	(312,129)	—	—	—	—
Interest income	2,828	3,814	1,069	255	63

Net loss and comprehensive loss	(22,136,988)	(14,791,697)	(13,724,813)	(3,183,795)	(2,250,745)
Preferred stock dividends and accretion of offering costs to redemption value	(8,404,619)	(10,564,268)	(11,316,453)	(2,829,113)	(3,025,835)

Net loss applicable to common Stockholders	$(30,541,607)	(25,355,965)	(25,041,266)	(6,012,908)	(5,276,580)

Weighted average shares outstanding - basic and diluted	2,632,265	2,690,025	2,758,332	2,713,669	2,758,685

Net loss per share attributable to common stockholders - basic and diluted	$(11.60)	(9.43)	(9.08)	(2.22)	(1.91)

Pro forma net loss per share of common stock attributable to GlobeImmune, Inc. stockholders - basic and diluted (unaudited) (note 3(q))			$(0.14)		(0.02)

Pro forma weighted-average common shares outstanding - basic and diluted (unaudited) (note 3(q))			89,296,526		89,296,879

See accompanying notes to financial statements.

GLOBEIMMUNE, INC.

Statements of Redeemable, Convertible Preferred Stock, and Stockholders’ Deficit

	Redeemable, convertible Series C preferred stock		Redeemable, convertible Series D preferred stock		Redeemable, convertible Series E preferred stock		Redeemable, convertible Series A preferred stock		Redeemable, convertible Series B preferred stock		Stockholders’ deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Common stock		Additional paid-in capital	Accumulated deficit	Total stockholders’ deficit

											Shares	Amount
Balance, December 31, 2008	28,482,897	$44,121,312	—	$—	—	$—	6,399,998	$11,117,444	28,699,551	$48,383,837	2,556,333	$2,556	—	(102,552,170)	(102,549,614)
Issuance of Series D convertible redeemable preferred stock, for $1.156 per share in 2009, net of offering costs of $2,184,043	—	—	8,650,519	7,815,957	—	—	—	—	—	—	—	—	—	—	—
Conversion of notes payable and accrued interest into Series C preferred stock at $1.156 per share in May 2009	2,632,210	3,042,835	—	—	—	—	—	—	—	—	—	—	—	—	—
Accretion of Series A offering costs	—	—	—	—	—	—	—	9,236	—	—	—	—	—	(9,236)	(9,236)
Accretion of Series B offering costs	—	—	—	—	—	—	—	—	—	22,185	—	—	—	(22,185)	(22,185)
Accretion of Series C offering costs	—	221,000	—	—	—	—	—	—	—	—	—	—	—	(221,000)	(221,000)
Accretion of Series D offering costs	—	—	—	216,536	—	—	—	—	—	—	—	—	—	(216,536)	(216,536)
Estimated fair value of options for common stock issued for services	—	—	—	—	—	—	—	—	—	—	—	—	27,297	—	27,297
Accretion of Series A preferred stock to redemption value	—	—	—	—	—	—	—	782,036	—	—	—	—	—	(782,036)	(782,036)
Accretion of Series B preferred stock to redemption value	—	—	—	—	—	—	—	—	—	3,396,032	—	—	—	(3,396,032)	(3,396,032)
Accretion of Series C preferred stock to redemption value	—	3,314,580	—				—	—	—	—	—	—	—	(3,314,580)	(3,314,580)
Accretion of Series D preferred stock to redemption value	—	—	—	443,014	—	—	—	—	—	—	—	—	(332,454)	(110,560)	(443,014)
Share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	288,730	—	288,730
Exercise of options	—	—	—	—	—	—	—	—	—	—	103,240	103	16,427	—	16,530
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(22,136,988)	(22,136,988)

Balance, December 31, 2009	31,115,107	$50,699,727	8,650,519	$8,475,507	—	$—	6,399,998	$11,908,716	28,699,551	$51,802,054	2,659,573	$2,659	—	(132,761,323)	(132,758,664)

(continued)

See accompanying notes to financial statements.

	Redeemable, convertible Series C preferred stock		Redeemable, convertible Series D preferred stock		Redeemable, convertible Series E preferred stock		Redeemable, convertible Series A preferred stock		Redeemable, convertible Series B preferred stock		Stockholders’ deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Common stock		Additional paid-in capital	Accumulated deficit	Total stockholders’ deficit
											Shares	Amount
Balance, December 31, 2009	31,115,107	$50,699,727	8,650,519	$8,475,507	—	$—	6,399,998	$11,908,716	28,699,551	$51,802,054	2,659,573	$2,659	—	(132,761,323)	(132,758,664)
Issuance of Series E convertible redeemable preferred stock, for $1.543 per share in 2009, net of offering costs of $140,632	—	—	—	—	11,665,019	17,858,492	—	—	—	—	—	—	—	—	—
Accretion of Series A offering costs	—	—	—	—	—	—	—	7,163	—	—	—	—	—	(7,163)	(7,163)
Accretion of Series B offering costs	—	—	—	—	—	—	—	—	—	17,205	—	—	—	(17,205)	(17,205)
Accretion of Series C offering costs	—	171,392	—	—	—	—	—	—	—	—	—	—	—	(171,392)	(171,392)
Accretion of Series D offering costs	—	—	—	311,344	—	—	—	—	—	—	—	—	—	(311,344)	(311,344)
Accretion of Series E offering costs	—	—	—	—	—	21,228	—	—	—	—	—	—	—	(21,228)	(21,228)
Estimated fair value of options for common stock issued for services	—	—	—	—	—	—	—	—	—	—	—	—	63,145	—	63,145
Accretion of Series A preferred stock to redemption value	—	—	—	—	—	—	—	837,230	—	—	—	—	—	(837,230)	(837,230)
Accretion of Series B preferred stock to redemption value	—	—	—	—	—	—	—	—	—	3,633,755	—	—	—	(3,633,755)	(3,633,755)
Accretion of Series C preferred stock to redemption value	—	3,624,798	—	—	—	—	—	—	—	—	—	—	—	(3,624,798)	(3,624,798)
Accretion of Series D preferred stock to redemption value	—	—	—	731,011	—	—	—	—	—	—	—	—	—	(731,011)	(731,011)
Accretion of Series E preferred stock to redemption value	—	—	—	—	—	1,209,142	—	—	—	—	—	—	(398,364)	(810,778)	(1,209,142)
Share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	318,640	—	318,640
Exercise of warrants	—	—	—	—	—	—	8,000	12,493	—	—	—	—	—	—	—
Exercise of options	—	—	—	—	—	—	—	—	—	—	93,965	94	16,579	—	16,673
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(14,791,697)	(14,791,697)

Balance, December 31, 2010	31,115,107	$54,495,917	8,650,519	$9,517,862	11,665,019	$19,088,862	6,407,998	$12,765,602	28,699,551	$55,453,014	2,753,538	$2,753	—	(157,718,924)	(157,716,171)

(continued)

See accompanying notes to financial statements.

	Redeemable, convertible Series C preferred stock		Redeemable, convertible Series D preferred stock		Redeemable, convertible Series E preferred stock		Redeemable, convertible Series A preferred stock		Redeemable, convertible Series B preferred stock		Stockholders’ deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Common stock		Additional paid-in capital	Accumulated deficit	Total stockholders’ deficit
											Shares	Amount
Balance, December 31, 2010	31,115,107	$54,495,917	8,650,519	$9,517,862	11,665,019	$19,088,862	6,407,998	$12,765,602	28,699,551	$55,453,014	2,753,538	$2,753	—	(157,718,924)	(157,716,171)
Accretion of Series A offering costs	—	—	—	—	—	—	—	7,128	—	—	—	—	—	(7,128)	(7,128)
Accretion of Series B offering costs	—	—	—	—	—	—	—	—	—	17,121	—	—	—	(17,121)	(17,121)
Accretion of Series C offering costs	—	170,552	—	—	—	—	—	—	—	—	—	—	—	(170,552)	(170,552)
Accretion of Series D offering costs	—	—	—	309,818	—	—	—	—	—	—	—	—	—	(309,818)	(309,818)
Accretion of Series E offering costs	—	—	—	—	—	22,338	—	—	—	—	—	—	—	(22,338)	(22,338)
Estimated fair value of options for common stock issued for services	—	—	—	—	—	—	—	—	—	—	—	—	29,850	—	29,850
Accretion of Series A preferred stock to redemption value	—	—	—	—	—	—	—	896,085	—	—	—	—	—	(896,085)	(896,085)
Accretion of Series B preferred stock to redemption value	—	—	—	—	—	—	—	—	—	3,888,117	—	—	—	(3,888,117)	(3,888,117)
Accretion of Series C preferred stock to redemption value	—	3,878,533	—	—	—	—	—	—	—	—	—	—	—	(3,878,533)	(3,878,533)
Accretion of Series D preferred stock to redemption value	—	—	—	782,182	—	—	—	—	—	—	—	—	—	(782,182)	(782,182)
Accretion of Series E preferred stock to redemption value	—	—	—	—	—	1,344,579	—	—	—	—	—	—	(360,794)	(983,785)	(1,344,579)
Share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	329,933	—	329,933
Exercise of options	—	—	—	—	—	—	—	—	—	—	5,147	5	1,011	—	1,016
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(13,724,813)	(13,724,813)

Balance, December 31, 2011	31,115,107	$58,545,002	8,650,519	$10,609,862	11,665,019	$20,455,779	6,407,998	$13,668,815	28,699,551	$59,358,252	2,758,685	$2,758	—	(182,399,396)	(182,396,638)

(continued)

See accompanying notes to financial statements.

	Redeemable, convertible Series C preferred stock		Redeemable, convertible Series D preferred stock		Redeemable, convertible Series E preferred stock		Redeemable, convertible Series A preferred stock		Redeemable, convertible Series B preferred stock		Stockholders’ deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Common stock		Additional paid-in capital	Accumulated deficit	Total stockholders’ deficit
											Shares	Amount
Balance, December 31, 2011	31,115,107	$58,545,002	8,650,519	$10,609,862	11,665,019	$20,455,779	6,407,998	$13,668,815	28,699,551	$59,358,252	2,758,685	$2,758	—	(182,399,396)	(182,396,638)
Accretion of Series A offering costs (unaudited)	—	—	—	—	—	—	—	1,782	—	—	—	—	—	(1,782)	(1,782)
Accretion of Series B offering costs (unaudited)	—	—	—	—	—	—	—	—	—	4,280	—	—	—	(4,280)	(4,280)
Accretion of Series C offering costs (unaudited)	—	42,638	—	—	—	—	—	—	—	—	—	—	—	(42,638)	(42,638)
Accretion of Series D offering costs (unaudited)	—	—	—	77,454	—	—	—	—	—	—	—	—	—	(77,454)	(77,454)
Accretion of Series E offering costs (unaudited)	—	—	—	—	—	5,584	—	—	—	—	—	—	—	(5,584)	(5,584)
Estimated fair value of options for common stock issued for services (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	8,545	—	8,545
Accretion of Series A preferred stock to redemption value (unaudited)	—	—	—	—	—	—	—	240,359	—	—	—	—	—	(240,359)	(240,359)
Accretion of Series B preferred stock to redemption value (unaudited)	—	—	—	—	—	—	—	—	—	1,042,921	—	—	—	(1,042,921)	(1,042,921)
Accretion of Series C preferred stock to redemption value (unaudited)	—	1,040,350	—	—	—	—	—	—	—	—	—	—	—	(1,040,350)	(1,040,350)
Accretion of Series D preferred stock to redemption value (unaudited)	—	—	—	209,807	—	—	—	—	—	—	—	—	—	(209,807)	(209,807)
Accretion of Series E preferred stock to redemption value (unaudited)	—	—	—	—	—	360,660	—	—	—	—	—	—	(64,329)	(296,331)	(360,660)
Share-based compensation (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	55,784	—	55,784
Net loss (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,250,745)	(2,250,745)

Balance, March 31, 2012 (unaudited)	31,115,107	$59,627,990	8,650,519	$10,897,123	11,665,019	$20,822,023	6,407,998	$13,910,956	28,699,551	$60,405,453	2,758,685	$2,758	—	(187,611,647)	(187,608,889)

See accompanying notes to financial statements.

GLOBEIMMUNE, INC.

Statements of Cash Flows

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
				(unaudited)
Cash flows from operating activities:
Net loss	$(22,136,988)	(14,791,697)	(13,724,813)	(3,183,795)	(2,250,745)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,842,163	1,320,875	952,074	252,852	229,937
Accretion expense for asset retirement costs	11,082	10,163	—	—	—
Share-based compensation	288,730	318,640	329,933	85,512	55,784
Amortization of deferred financing costs	24,218	—	—	—	—
Stock-based payments for services	27,297	63,145	29,850	6,987	8,545
Noncash interest expense from debt discount from issuance of warrants	150,385	—	—	—	—
Noncash expense (income) from change in valuation of warrants	919,646	(205,904)	1,135,032	(318,297)	617,633
Loss on extinguishment of convertible notes payable	536,607	—	—	—	—
Interest expense converted to preferred stock	42,846	—	—	—	—
Gain on sale of property and equipment	(3,840)	—	—	—	—
Proceeds from tenant improvement reimbursement	—	—	369,297	—	—
Changes in operating assets and liabilities:
Decrease (increase) in other current assets	156,080	10,967	(29,108)	79,660	(68,628)
Increase (decrease) in accounts payable	(1,003,484)	(257,578)	182,331	67,172	(52,815)
Increase (decrease) in accrued liabilities	(102,879)	(243,831)	141,984	(149,087)	(295,389)
Increase (decrease) in deferred revenue	27,457,627	(4,067,797)	5,892,158	(1,016,949)	(2,647,035)
Increase (decrease) in other long-term liabilities	(172,032)	50,712	(283,766)	(32,814)	(40,873)

Net cash provided by (used in) operating activities	8,037,458	(17,792,305)	(5,005,028)	(4,208,759)	(4,443,586)

Cash flows from investing activities:
Purchase of property and equipment	(148,336)	(2,375,328)	(132,751)	(18,420)	(7,690)
Sale of property and equipment	12,000	—	—	—	—
Decrease (increase) in restricted cash	—	50,000	—	—	—

Net cash used in investing activities	(136,336)	(2,325,328)	(132,751)	(18,420)	(7,690)

Cash flows from financing activities:
Proceeds from issuance of Series D redeemable, convertible preferred stock	10,000,000	—	—	—	—
Proceeds from issuance of Series E redeemable, convertible preferred stock	—	17,999,124	—	—	—
Preferred stock issuance costs	(131,381)	(140,632)	—	—	—
Proceeds from issuance of common stock	16,530	16,673	1,016	1,016	—
Proceeds from exercise of warrants	—	10,000	—	—	—
Proceeds from issuance of convertible notes payable	2,999,989	—	—	—	—
Repayment of debt	(1,962,246)	—	—	—	—
Debt issuance costs	(88,724)	—	—	—	—

Net cash provided by financing activities	10,834,168	17,885,165	1,016	1,016	—

Net increase (decrease) in cash and cash equivalents	18,735,290	(2,232,468)	(5,136,763)	(4,226,163)	(4,451,276)
Cash and cash equivalents, beginning of period	3,788,552	22,523,842	20,291,374	20,291,374	15,154,611

Cash and cash equivalents, end of period	$22,523,842	20,291,374	15,154,611	16,065,211	10,703,335

Supplemental disclosures of noncash investing and financing activities:
Conversion of notes payable to redeemable, convertible preferred stock	$2,999,989	—	—	—	—
Conversion of accrued interest on notes payable to redeemable, convertible preferred stock	42,846	—	—	—	—
Accretion of preferred stock (dividends)	7,935,662	10,035,936	10,789,496	2,697,375	2,894,097
Accretion of preferred stock (offering costs)	468,957	528,332	526,957	131,738	131,738
Warrants issued in connection with notes payable converted to redeemable, convertible preferred stock	603,767	—	—	—	—
Warrant issued in connection with redeemable, convertible preferred stock – Series D	2,052,662	—	—	—	—
Reclassified fair value of exercised warrants	—	2,493	—	—	—
Supplemental cash flow information:
Interest paid	$98,657	—	—	—	—

See accompanying notes to financial statements.

GLOBEIMMUNE, INC.

Notes to Financial Statements

December 31, 2010 and 2011 and March 31, 2012

(Information as of March 31, 2012 and for the three months ended March  31, 2011 and 2012 is unaudited)

(1)	Organization and Nature of Business

GlobeImmune, Inc. (the Company) was incorporated in Delaware on June 5, 2002. The Company is a biopharmaceutical company focused on developing therapeutic products for cancer and infectious diseases based on its proprietary Tarmogen platform. The Company has four product candidates in five ongoing clinical trials and it has two strategic collaborations, one with Celgene Corporation (Celgene) for oncology product candidates and one with Gilead Sciences, Inc. (Gilead) for chronic hepatitis B virus (HBV) infection. The Company’s lead cancer program, GI-4000, in collaboration with Celgene, is in Phase 2b testing for pancreas cancer and in Phase 2a testing for non-small cell lung cancer (NSCLC) and colon cancer. The Company’s wholly-owned lead infectious disease program, GI-5005, is in Phase 2b testing for chronic hepatitis C virus (HCV) infection.

The Company’s operations are subject to certain risks and uncertainties. The risks include negative outcome of clinical trials, inability or delay in completing clinical trials or obtaining regulatory approvals, changing market conditions for products being developed by the Company, more stringent regulatory environment, the need to retain key personnel and protect intellectual property, product liability, and the availability of additional capital financing on terms acceptable to the Company. Because of the numerous risks and uncertainties associated with biopharmaceutical product development and commercialization, the Company is unable to accurately predict the timing or amount of future expenses or when, or if, it will be able to achieve or maintain profitability. Currently, the Company has no products approved for commercial sale, and to date it has not generated any product revenue. The Company has financed its operations primarily through the sale of equity securities, upfront payments pursuant to collaboration agreements, government grants and capital lease and equipment financing. The size of the Company’s future net losses will depend, in part, on the rate of growth or contraction of expenses and the level and rate of growth, if any, of revenues. The Company’s ability to achieve profitability is dependent on its ability, alone or with others, to complete the development of its product candidates successfully, obtain the required regulatory approvals, manufacture and market its proposed products successfully or have such products manufactured and marketed by others and gain market acceptance for such products. There can be no assurance as to whether or when the Company will achieve profitability.

(2)	Liquidity Risks

The Company has incurred operating losses and has an accumulated deficit as a result of ongoing research and development spending. As of March 31, 2012 (unaudited), the Company had an accumulated deficit of $187,611,647. The Company had net losses of $22,136,988, $14,791,697, $13,724,813, $3,183,795 and $2,250,745 for the years ended December 31, 2009, 2010 and 2011, and the three months ended March 31, 2011 and 2012 (unaudited), respectively. The Company’s losses have resulted principally from costs incurred in its discovery and development activities. The Company anticipates that its operating losses will substantially increase over the next several years as it expands discovery, research and development activities, including clinical development of its Tarmogen product candidates.

The Company has historically financed its operations primarily through the sale of equity securities, upfront payments pursuant to collaboration agreements, government grants and capital lease and equipment financing. The Company will continue to be dependent upon such sources of funds until it is able to generate positive cash flows from its operations. The Company believes that its existing cash and cash equivalents as of December 31, 2011 will be sufficient to fund its operations through at least January 1, 2013. As of March 31, 2012 (unaudited), the Company believes cash and cash equivalents and contingent, future milestone payments from the Company’s collaboration agreements will be sufficient to fund its operations through at least April 1, 2013.

The Company intends to fund future operations through the sale of its equity securities, potential milestone payments if achieved and possible future collaboration partnerships. There can be no assurance that sufficient funds will be available to the Company when needed from equity financings. If the Company is unable to obtain additional funding from these or other sources when needed, or to the extent needed, it may be necessary to

GLOBEIMMUNE, INC.

Notes to Financial Statements — (Continued)

December 31, 2010 and 2011 and March 31, 2012

(Information as of March 31, 2012 and for the three months ended March  31, 2011 and 2012 is unaudited)

significantly reduce its current rate of spending through reductions in staff and delaying, scaling back, or stopping certain research and development programs. Insufficient liquidity may also require the Company to relinquish greater rights to product candidates at an earlier stage of development or on less favorable terms to it or its stockholders than the Company would otherwise choose. These events could prevent the Company from successfully executing on its operating plan and could raise substantial doubt about the Company’s ability to continue as a going concern in future periods.

(3)	Summary of Significant Accounting Policies

(a)	Use of Estimates in the Preparation of Financial Statements

The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management of the Company to make estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates in the accompanying financial statements relate to the estimated useful lives of property and equipment; the estimated fair values of warrants for redeemable, convertible preferred stock; and the estimated fair values of share-based awards, including the estimated fair value of the underlying common stock.

(b)	Unaudited Interim Financial Data

The accompanying balance sheet as of March 31, 2012, statements of operations and comprehensive loss and of cash flows for the three months ended March 31, 2011 and 2012 are unaudited. The unaudited interim financial statements have been prepared on a basis consistent with the audited financial statements and, in the opinion of management, reflect all adjustments (consisting of normal recurring adjustments) considered necessary to state fairly the Company’s financial position as of March 31, 2012 and the results of operations and cash flows for the three months ended March 31, 2011 and 2012. The financial data and other information disclosed in these notes to the financial statements related to the three months ended March 31, 2011 and 2012 and the unaudited statement of redeemable convertible preferred stock and stockholders’ deficit for the three months ended March 31, 2012 are unaudited. The results for the three months ended March 31, 2012 are not necessarily indicative of the results to be expected for the year ending December 31, 2012 or for any other interim period.

(c)	Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with original maturity dates of 90 days or less to be cash equivalents. The Company places its temporary cash investments on deposit with financial institutions it believes to be of high quality. Cash equivalents have maturities of 90 days or less, and their carrying amounts approximate fair value.

(d)	Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company has established guidelines to limit its exposure to credit risk by placing investments with high credit quality financial institutions, diversifying its investment portfolio, and making investments with maturities that maintain safety and liquidity. At December 31, 2011 and March 31, 2012 (unaudited), the Company’s cash equivalents were with money market funds that invest in securities issued by the U.S. Treasury.

GLOBEIMMUNE, INC.

Notes to Financial Statements — (Continued)

December 31, 2010 and 2011 and March 31, 2012

(Information as of March 31, 2012 and for the three months ended March  31, 2011 and 2012 is unaudited)

(e)	Property and Equipment

Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred, and major additions, replacements, and improvements are capitalized. Leasehold improvements are amortized over the shorter of the related lease term or the estimated useful life.

Depreciation of property and equipment is provided using the straight-line method over the estimated useful lives as follows:

Furniture and fixtures	7 years
Leasehold improvements	Lesser of useful life or life of the lease
Laboratory machinery and equipment	5 years
Computer equipment	3 years

The cost of assets sold and the related accumulated depreciation are removed from the accounts, and the resulting gain or loss is reflected in the statements of operations and comprehensive loss in the period in which such sale or disposition occurs. Depreciation and amortization expense for 2009, 2010, 2011 and the three months ended March 31, 2011 and 2012 (unaudited) was $1,842,163, $1,320,875, $952,074, $252,852 and $229,937, respectively.

(f)	Impairment of Long-Lived Assets

The Company reviews its long-lived assets, consisting of property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from future undiscounted cash flows. Impairment losses are recorded for the difference between the carrying value and the estimated fair value of the long-lived assets. The Company has not yet generated positive cash flows, and such cash flows may not materialize for a significant period in the future. As a result, it is reasonably possible that future evaluations of long-lived assets may result in a conclusion that such assets have been impaired.

(g)	Other Assets

As of December 31, 2010 and 2011 and March 31, 2012 (unaudited), other assets consisted of restricted cash collateralizing a $100,000, irrevocable standby letter of credit as security on a lease agreement for the corporate headquarters building. The letter of credit automatically renews annually, but not beyond October 31, 2013.

(h)	Accrued Liabilities

The Company makes estimates of its accrued expenses by identifying services that have been performed on its behalf and estimating the level of service performed and the associated cost incurred for the service when it have not yet been invoiced or otherwise notified of actual cost. The majority of the Company’s service providers invoice it monthly in arrears for services performed. Examples of estimated accrued expenses include:

•	fees owed to contract research organizations in connection with preclinical and toxicology studies and clinical trials;

•	fees owed to investigative sites in connection with clinical trials;

•	fees owed to contract manufacturers in connection with the production of clinical trial materials;

•	fees owed for professional services;

GLOBEIMMUNE, INC.

Notes to Financial Statements — (Continued)

December 31, 2010 and 2011 and March 31, 2012

(Information as of March 31, 2012 and for the three months ended March  31, 2011 and 2012 is unaudited)

•	property taxes; and

•	unpaid salaries, wages, and benefits.

Accrued liabilities consisted of the following as of:

	December 31,		March 31, 2012
	2010	2011
			(unaudited)
Accrued compensation	$507,969	639,127	451,218
Accrued clinical trial holdbacks	178,693	140,463	142,575
Deferred rent-short term	—	149,862	153,951
Fair value of warrants-short term	—	151,554	166,361
Other	515,880	415,074	301,393

Total accrued liabilities	$1,202,542	1,496,080	1,215,498

As of December 31, 2010 and 2011 and March 31, 2012 (unaudited), accrued liabilities included $178,693, $140,463 and $142,575, respectively, of holdbacks representing five percent of payments due to entities conducting clinical trials for patient-related fees. The holdbacks will be paid upon completion of the studies and when all data has been received and validated by the Company.

(i)	Deferred Revenue

The Company records amounts received but not earned under its collaboration agreements as deferred revenue, which are then classified as either current or long-term in the accompanying balance sheets based on the period during which they are expected to be recognized as revenue.

(j)	Stock-Based Compensation

The Company accounts for stock compensation pursuant to ASC Topic 718, Compensation-Stock Compensation. The Company applies the straight-line attribution method and, accordingly, amortizes the fair value of each option over the requisite service period through the last separately vesting portion of the award. Employee stock options granted by the Company are generally structured to qualify as “incentive stock options” (ISOs). Under current tax regulations, the Company does not receive a tax deduction for the issuance, exercise, or disposition of ISOs if the employee meets certain holding requirements. If the employee does not meet the holding requirements, a disqualifying disposition occurs, at which time the Company may receive a tax deduction. The Company does not record tax benefits related to ISOs unless and until a disqualifying disposition occurs.

The Company accounts for stock options issued to nonemployees in accordance with the provisions of ASC Topic 718 and ASC Subtopic 505-50, Equity-Based Payments to Nonemployees, which requires valuing the stock options using a Black-Scholes option pricing model and remeasuring such stock options to their current fair value until the performance date has been reached.

(k)	Income Taxes

The Company accounts for income taxes pursuant to ASC Topic 740, Income Taxes, which requires the use of the asset and liability method of accounting for deferred income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying

GLOBEIMMUNE, INC.

Notes to Financial Statements — (Continued)

December 31, 2010 and 2011 and March 31, 2012

(Information as of March 31, 2012 and for the three months ended March  31, 2011 and 2012 is unaudited)

amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. A valuation allowance is recorded to the extent it is more likely than not that a deferred tax asset will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. As of December 31, 2010 and 2011 and March 31, 2012 (unaudited), the Company has no unrecognized uncertain tax positions.

(l)	Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash and cash equivalents, restricted cash, accrued compensation, accrued clinical holdbacks and accounts payable, approximate fair value due to their short-term maturities.

The Company accounts for its preferred stock warrants pursuant to ASC Topic 480, Distinguishing Liabilities from Equity, and classifies warrants for redeemable preferred stock as liabilities. The warrants are reported as short-term or long-term liabilities, depending on their remaining term, at their estimated fair value at December 31, 2010 and 2011 and March 31, 2012 (unaudited), and any changes in fair value are reflected in other income (expense).

The fair value of all the outstanding warrants at December 31, 2010 and 2011 and March 31, 2012 (unaudited) was $4,169,498, $5,304,530 and $5,922,163, respectively (see note 6).

(m)	Segment Information

The Company operates in one segment, which is the business of developing and commercializing various biopharmaceutical products.

(n)	Research and Development Expenses

During 2009, 2010, 2011 and the three months ended March 31, 2011 and 2012 (unaudited), the Company incurred $16,015,755, $14,129,477, $12,063,403, $3,276,957 and $3,131,231, respectively, in expenses relating to research and development. Research and development costs are expensed as incurred. These costs consist primarily of salaries, supplies, and contract services relating to the development of new products and technologies.

The Company contracts with third parties to perform a range of clinical trial activities in the ongoing development of its product candidates. The terms of these agreements vary and may result in uneven payments. Payments under these contracts depend on factors such as the progress toward achievement of certain defined milestones, the successful enrollment of patients, and other events.

(o)	Comprehensive Income (Loss)

Comprehensive income (loss), as defined, includes all changes in equity during a period from nonowner sources. Net loss is the Company’s only component of comprehensive loss for the years ended December 31, 2009, 2010 and 2011 and the three months ended March 31, 2011 and 2012 (unaudited).

GLOBEIMMUNE, INC.

Notes to Financial Statements — (Continued)

December 31, 2010 and 2011 and March 31, 2012

(Information as of March 31, 2012 and for the three months ended March  31, 2011 and 2012 is unaudited)

(p)	Revenue Recognition

In 2009, 2010 and 2011 and the three months ended March 31, 2011 and 2012 (unaudited), the Company’s revenue is in the form of upfront fees derived from the discovery, development and commercialization of multiple product candidates based on targeted molecular immunotherapy for the treatment of cancer and infectious diseases for the Company’s collaborators. The Company’s agreements with its collaborators include fees based on a nonrefundable upfront fee, nonrefundable milestone payments that are triggered upon achievement of specific development or regulatory goals, and future royalties on sales of products that result from the collaboration (see note 7(a) and 7(b)).

The Company recognizes revenue in accordance with ASC Topic 605 Revenue Recognition (ASC 605). ASC 605 establishes four criteria, each of which must be met, in order to recognize revenue related to the performance of services or the shipment of products. Revenue is recognized when (a) persuasive evidence of an arrangement exists, (b) products are delivered or services are rendered, (c) the sales price is fixed or determinable, and (d) collectability is reasonably assured.

The collaboration agreements include a combination of upfront fees, milestone payments and royalties and are evaluated to determine whether each deliverable under the agreement has value to the customer on a stand-alone basis and whether reliable evidence of fair value for the deliverable exists. Deliverables in an arrangement that do not meet the separation criteria are treated as a single unit of accounting, generally applying applicable revenue recognition guidance for the final deliverable to the combined unit of accounting in accordance with ASC 605.

The Company recognizes revenue from nonrefundable upfront payments on a straight-line basis over the estimated term of performance under the agreements. Since the term is not specifically identifiable in the agreements, management has estimated the performance terms based on the likelihood and forecasted achievement of development commitments, and other significant commitments of the Company. These advance payments are deferred and recorded as deferred revenue upon receipt, pending recognition, and are classified as a short-term or long-term liability in the accompanying balance sheets.

Management evaluates the likely performance period under its collaboration agreements on a periodic basis. If there are changes to the estimated performance periods as a result of the outcome of certain events, the period over which the nonrefundable upfront payments are recognized will be adjusted prospectively. The events that will impact the estimation of the performance period include, among others, the success of the drug candidate programs and the likelihood of the collaborator exercising their options under the collaboration agreement.

Each milestone payment is recognized as revenue when the specific milestone is achieved and royalties are recorded when earned. To date, the Company has not recognized any revenue in connection with milestone payments or royalties.

Revenue recognition related to upfront payments and to milestone payments could be accelerated in the event of early termination of drug programs or, alternatively, decelerated if programs are extended. As such, while changes to such estimates have no impact on its reported cash flows, the Company’s reported revenue is significantly influenced by its estimates of the period over which its obligations are expected to be performed.

(q)	Net Loss per Share

Basic net loss per share is computed by dividing net loss for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per share reflects the additional dilution from potential issuances of common stock, such as stock issuable pursuant to the exercise of stock options and

GLOBEIMMUNE, INC.

Notes to Financial Statements — (Continued)

December 31, 2010 and 2011 and March 31, 2012

(Information as of March 31, 2012 and for the three months ended March  31, 2011 and 2012 is unaudited)

warrants. The treasury stock method is used to calculate the potential dilutive effect of these common stock equivalents. Potentially dilutive shares are excluded from the computation of diluted net loss per share when their effect is anti-dilutive. As a result of the Company’s net losses for all periods presented, all potentially dilutive securities were anti-dilutive and therefore have been excluded from the computation of diluted net loss per share.

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
				(unaudited)
Historical net loss per share:

Numerator:
Net loss attributable to GlobeImmune, Inc. common stockholders	$(30,541,607)	(25,355,965)	(25,041,266)	(6,012,908)	(5,276,580)

Denominator:
Weighted-average common shares used in computing net loss per share of common stock-basic and diluted	2,632,265	2,690,025	2,758,332	2,713,669	2,758,685

Net loss per share of common stock attributable to GlobeImmune, Inc. stockholders-basic and diluted	$(11.60)	(9.43)	(9.08)	(2.22)	(1.91)

Pro forma net loss per share (unaudited)(1):

Numerator:
Net loss attributable to GlobeImmune, Inc. common stockholders			$(25,041,266)		(5,276,580)
Add back: Preferred stock dividends and accretion of offering costs to redemption value (unaudited)			11,316,453		3,025,835
Add back: loss on change in fair value of warrants (unaudited)			1,135,032		617,633

Net loss used in computing pro forma net loss per share of common stock attributable to GlobeImmune, Inc. stockholders-basic and diluted (unaudited)			$(12,589,781)		(1,633,112)

Denominator:
Basic and diluted weighted-average common shares, as used above			2,758,332		2,758,685
Add back: pro forma adjustment to reflect weighted- average of assumed conversion of convertible preferred stock (unaudited)			86,538,194		86,538,194

Weighted-average shares used in computing pro forma basic and diluted net loss per common share			89,296,526		89,296,879

Pro forma net loss per share of common stock attributable to GlobeImmune, Inc. stockholders - basic and diluted (unaudited)			$(0.14)		(0.02)

(1)	The pro forma net loss per share reflects the assumed conversion of all outstanding shares of redeemable, convertible preferred stock as of December 31, 2011 and March 31, 2012 into 86,538,194 shares of common stock which will occur upon the closing of the Company’s proposed initial public offering. The numerator in the pro forma basic and diluted net loss per share calculation has been adjusted to remove the preferred stock dividends and accretion of offering costs to redemption value as this charge will be eliminated upon the automatic conversion of all outstanding shares of redeemable, convertible preferred stock. In addition, the numerator in the pro forma basic and diluted net loss per share calculation has been adjusted for losses resulting from remeasurement of the preferred stock warrant liability as these measurements would no longer be required when the preferred stock warrants become warrants to purchase shares of the Company’s common stock upon the closing of the Company’s proposed initial public offering.

GLOBEIMMUNE, INC.

Notes to Financial Statements — (Continued)

December 31, 2010 and 2011 and March 31, 2012

(Information as of March 31, 2012 and for the three months ended March  31, 2011 and 2012 is unaudited)

The following potentially dilutive securities were excluded from the calculation of diluted net loss per share during each period as the effect was anti-dilutive:

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
				(unaudited)
Weighted-average convertible preferred stock upon conversion to common stock (as converted basis)*	70,723,022	86,065,053	86,538,194	86,538,194	86,538,194
Weighted-average warrants to purchase convertible preferred stock (as converted basis)*	2,486,664	3,472,361	3,469,512	3,469,512	3,469,512
Outstanding stock options and warrants to purchase common stock at period-end	11,015,727	12,458,218	11,376,598	13,071,617	12,228,245

Total	84,225,413	101,995,632	101,384,304	103,079,323	102,235,951

*	The convertible preferred stock and convertible preferred stock warrants were computed on an as converted basis using the conversion ratios (one-to-one) in effect as of March 31, 2012 (unaudited) for all periods presented. See note 6 for conversion ratio adjustments that may be applicable upon future events.

(r)	Recently Issued Accounting Standards

In December 2011, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2011-11, “Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities”, or ASU 2011-11. Under ASU 2011-11, an entity is required to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions executed under a master netting or similar arrangement and was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on its financial position. ASU 2011-11 is required to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. The adoption of ASU 2011-11 did not have an impact on the Company’s financial statements.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220)”, or ASU 2011-05. ASU 2011-05 was issued to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. The guidance in ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity and requires that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The Company elected to present the components of net income and other comprehensive income in a single continuous statement. ASU 2011-05 was effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2011. The Company adopted ASU No. 2011-05 on January 1, 2012 and it did not have a material impact on the Company’s financial statements.

GLOBEIMMUNE, INC.

Notes to Financial Statements — (Continued)

December 31, 2010 and 2011 and March 31, 2012

(Information as of March 31, 2012 and for the three months ended March  31, 2011 and 2012 is unaudited)

In December 2011, the FASB issued Accounting Standards Update, or ASU, No. 2011-12, “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassification of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05”, or ASU 2011-12. Under ASU 2011-12, the requirements for the presentation of reclassifications out of accumulated other comprehensive income that were in place before the issuance of Update 2011-05 are reinstated, effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2011. The adoption of ASU 2011-12 did not have a material impact on the Company’s financial statements.

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement (Topic 820)”, or ASU 2011-04. ASU 2011-04 was issued to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, and International Financial Reporting Standards, or IFRS. The guidance in ASU 2011-04 explains how to measure fair value, but does not require additional fair value measurements and is not intended to establish valuation standards or affect valuation practices outside of financial reporting. ASU 2011-04 will be effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2011. The adoption of ASU 2011-04 did not have a material impact on the Company’s financial statements.

As an emerging growth company under the Jumpstart Our Business Startups Act of 2012, or JOBS Act, the Company has elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. This election is irrevocable.

(s)	Fair Value Measurements

In general, asset and liability fair values are determined using the following categories:

Level 1 – inputs utilize quoted prices in active markets for identical assets or liabilities.

Level 2 – inputs include quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.

Level 3 – inputs are unobservable inputs and include situations where there is little, if any, market activity for the balance sheet items at period end. Pricing inputs are unobservable for the terms and are based on the Company’s own assumptions about the assumptions that a market participant would use.

The Company’s financial instruments, including money market investments and warrants, are measured at fair value on a recurring basis. The carrying amount of money market investments as of December 31, 2010 and 2011 and March 31, 2012 (unaudited) approximates fair value based on quoted prices in active markets, or Level 1 inputs. The carrying amount of outstanding warrants as of December 31, 2010 and 2011 and March 31, 2012 (unaudited) approximates fair value based on unobservable inputs, or Level 3 inputs, using assumptions made by the Company, including pricing, volatility, and expected term. There were no transfers between levels for the years ended December 31, 2009, 2010 and 2011 and the three months ended March 31, 2011 and 2012 (unaudited).

GLOBEIMMUNE, INC.

Notes to Financial Statements — (Continued)

December 31, 2010 and 2011 and March 31, 2012

(Information as of March 31, 2012 and for the three months ended March  31, 2011 and 2012 is unaudited)

Assets and liabilities measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2010 and 2011 and March 31, 2012 (unaudited):

Description	December 31, 2010	Quoted prices in active markets for identical assets (Level 1)	Significant unobservable inputs (Level 3)	December 31, 2011	Quoted prices in active markets for identical assets (Level 1)	Significant unobservable inputs (Level 3)	March 31, 2012		Quoted prices in active markets for identical assets (Level 1)		Significant unobservable inputs (Level 3)
Assets measured at fair value:							(unaudited	)	(unaudited	)	(unaudited	)
Money market investments (included in cash and cash equivalents)	$18,027,128	18,027,128	—	6,101,734	6,101,734	—	4,586,547		4,586,547		—

Liabilities measured at fair value:
Warrants (included in accrued liabilities and other long-term liabilities)	$4,169,498	—	4,169,498	5,304,530	—	5,304,530	5,922,163		—		5,922,163

A reconciliation of the beginning and ending balances of the Company’s assets and liabilities measured at fair value using significant unobservable, or Level 3, inputs is as follows:

Warrants
Balance of liability at January 1, 2009	$(801,820)
Fair value of warrants issued	(2,656,429)
Loss included in net loss:
Loss due to change in fair value	(919,646)

Balance of liability at December 31, 2009	(4,377,895)
Fair value of warrants exercised	2,493
Gain included in net loss:
Gain due to change in fair value	205,904

Balance of liability at December 31, 2010	(4,169,498)
Loss included in net loss:
Loss due to change in fair value	(1,135,032)

Balance of liability at December 31, 2011	(5,304,530)
Loss included in net loss:
Loss due to change in fair value (unaudited)	(617,633)

Balance of liability at March 31, 2012 (unaudited)	$(5,922,163)

Gains (losses) included in net loss for the years ended December 31, 2009, 2010 and 2011 and the three months ended March 31, 2012 (unaudited) were reported in other income (expense).

GLOBEIMMUNE, INC.

Notes to Financial Statements — (Continued)

December 31, 2010 and 2011 and March 31, 2012

(Information as of March 31, 2012 and for the three months ended March  31, 2011 and 2012 is unaudited)

(4)	Cash and Cash Equivalents

The following is a summary of cash and cash equivalents and their fair values at:

	Amortized cost	Unrealized gains	Unrealized losses	Fair market value
December 31, 2010:
Cash	$2,264,246	—	—	2,264,246
Money market funds	18,027,128	—	—	18,027,128

Total for December 31, 2010	$20,291,374	—	—	20,291,374

December 31, 2011:
Cash	$9,052,877	—	—	9,052,877
Money market funds	6,101,734	—	—	6,101,734

Total for December 31, 2011	$15,154,611	—	—	15,154,611

March 31, 2012:
Cash (unaudited)	$6,116,788	—	—	6,116,788
Money market funds (unaudited)	4,586,547	—	—	4,586,547

Total for March 31, 2012 (unaudited)	$10,703,335	—	—	10,703,335

(5)	Property and Equipment

Property and equipment consist of the following at:

	December 31,		March 31, 2012
	2010	2011
			(unaudited)
Furniture and fixtures	$212,471	212,471	212,471
Leasehold improvements	7,530,723	7,560,419	7,562,560
Laboratory equipment	3,589,062	3,676,748	3,680,169
Computer and office equipment	512,738	528,107	530,235

	11,844,994	11,977,745	11,985,435
Less accumulated depreciation	(8,957,178)	(9,909,252)	(10,139,189)

	$2,887,816	2,068,493	1,846,246

(6)	Redeemable, Convertible Preferred Stock and Stockholders’ Equity

(a)	Stockholders Agreement

All stockholders are party to a stockholders agreement that significantly restricts the transferability of shares of the Company’s capital stock and provides for other corporate governance matters. The stockholders agreement also gives the Company right of first offer on the purchase of shares from stockholders.

(b)	Series C Redeemable, Convertible Preferred Stock

In the third quarter of 2007, the Company issued 28,482,897 shares of Series C redeemable, convertible (Series C) preferred stock for cash of $1.445 per share. Each share is initially convertible into one share of

GLOBEIMMUNE, INC.

Notes to Financial Statements — (Continued)

December 31, 2010 and 2011 and March 31, 2012

(Information as of March 31, 2012 and for the three months ended March  31, 2011 and 2012 is unaudited)

common stock. Holders of Series C preferred stock possess certain rights, including, among others, preference in liquidation (including a sale of the Company), antidilution protection, and preemptive rights relative to holders of common stock, Series A redeemable, convertible (Series A) preferred stock and Series B redeemable, convertible (Series B) preferred stock. In the event of a liquidation event, holders of Series C preferred stock shall be entitled to receive the amount of the original purchase price, plus 7% per annum compounded annually plus accrued but unpaid dividends. Each holder of Series C preferred stock is entitled to receive, if and when declared, payment of an equivalent per share dividend based on the number of common shares into which each share of preferred stock is convertible, as of the date of declaration. The rate of conversion of Series C preferred stock into common stock shall be adjusted in the event the Company issues dilutive shares of common stock according to a formula defined in the Company’s Restated Certificate of Incorporation. Holders of Series C preferred stock are entitled to vote as though the preferred stock was converted into common stock. Holders of Series C preferred stock are entitled to present a redemption request to the Company in January 2015 for redemption of 25% of their total cumulative holdings per year, in the amount of the original purchase price plus 7% per annum compounded annually plus accrued but unpaid dividends.

During March and April 2009, the Company issued $2,999,989 of unsecured convertible promissory notes at an interest rate of 8.0%. Upon the closing of the sale of Series D redeemable, convertible (Series D) preferred stock, these notes and the accrued interest converted to Series C preferred stock at $1.156 per share. The existing stockholders waived their antidilution rights as part of the issuance of the notes. In connection with the issuance and conversion of these unsecured convertible promissory notes, the Company issued warrants to purchase 622,826 shares of Series C preferred stock for $1.445 per share. At the date of issuance, the Company estimated the value of the warrants at $603,767 using the Black-Scholes option pricing model, and the following assumptions: 10-year term, 87.5% volatility, and a risk-free interest rate of 2.87%.

The Company recorded the proceeds from the convertible promissory notes based on the fair value of the warrants and the debt and, as such, recorded a debt discount of $603,767 for the allocated value of the warrants. This debt discount was recorded as additional interest expense of $134,419, through May 14, 2009, the date that the convertible promissory notes were converted to 2,632,210 shares of Series C preferred stock at $1.156 per share. The carrying amount of the debt for accounting purposes was $2,573,487 on the conversion date and, accordingly, the Company recorded a loss upon the extinguishment of $536,607, equal to the difference between the carrying value, and the fair value of the Series C, which extinguished the convertible notes. This amount is included in other income (loss) in the accompanying statements of operations and comprehensive loss.

(c)	Series D Redeemable, Convertible Preferred Stock

In May 2009, the Company issued 8,650,519 shares of Series D preferred stock for $10,000,000 at $1.156 per share with Celgene. In connection with the closing, the existing stockholders waived their antidilution rights. Each share is initially convertible into one share of common stock. Holders of Series D preferred stock possess certain rights, including, among others, preference in liquidation (including a sale of the Company), antidilution protection, and preemptive rights relative to holders of common stock, Series A preferred stock and Series B preferred stock. In the event of a liquidation event, holders of Series D preferred stock shall be entitled to receive the amount of the original purchase price, plus 7% per annum compounded annually plus accrued but unpaid dividends. Each holder of Series D preferred stock is entitled to receive, if and when declared, payment of an equivalent per share dividend based on the number of common shares into which each share of preferred stock is convertible, as of the date of declaration. The rate of conversion of Series D preferred stock into common stock shall be adjusted in the event the Company issues dilutive shares of common stock according to a formula defined in the Company’s Restated Certificate of Incorporation. Holders of Series D preferred stock are entitled to vote as though the preferred stock was converted into common stock. Holders of Series D preferred stock are

GLOBEIMMUNE, INC.

Notes to Financial Statements — (Continued)

December 31, 2010 and 2011 and March 31, 2012

(Information as of March 31, 2012 and for the three months ended March  31, 2011 and 2012 is unaudited)

entitled to present a redemption request to the Company in January 2015 for redemption of 25% of their total cumulative holdings per year, in the amount of the original purchase price plus 7% per annum compounded annually plus accrued but unpaid dividends.

In connection with the closing, the Company also issued warrants to purchase 2,076,125 shares of Series C preferred stock for $1.445 per share. The warrants expire 10 years from the date of issuance and were accounted for as a preferred stock issuance cost, with the estimated fair value of $2,052,662 determined using the Black-Scholes option pricing model, and the following assumptions: 10-year term, 90.5% volatility, and a risk-free interest rate of 3.29%.

(d)	Series E Redeemable, Convertible Preferred Stock

In January 2010, the Company issued 11,665,019 shares of Series E redeemable, convertible (Series E) preferred stock for approximately $17,999,124 at $1.543 per share. Each share is initially convertible into one share of common stock. Holders of Series E preferred stock possess certain rights, including, among others, preference in liquidation (including a sale of the Company), antidilution protection, and preemptive rights relative to holders of common stock, Series A preferred stock and Series B preferred stock. In the event of a liquidation event, holders of Series E preferred stock shall be entitled to receive the amount of the original purchase price, plus 7% per annum compounded annually plus accrued but unpaid dividends. Each holder of Series E preferred stock is entitled to receive, if and when declared, payment of an equivalent per share dividend based on the number of common shares into which each share of preferred stock is convertible, as of the date of declaration. The rate of conversion of Series E preferred stock into common stock shall be adjusted in the event the Company issues dilutive shares of common stock according to a formula defined in the Company’s Restated Certificate of Incorporation. Holders of Series E preferred stock are entitled to vote as though the preferred stock was converted into common stock. Holders of Series E preferred stock are entitled to present a redemption request to the Company in January 2015 for redemption of 25% of their total cumulative holdings per year, in the amount of the original purchase price plus 7% per annum compounded annually plus accrued but unpaid dividends.

(e)	Series A Redeemable, Convertible Preferred Stock

In June and October 2003, the Company issued 3,999,999 shares of Series A preferred stock for cash of $1.25 per share and the conversion of $100,000 in aggregate principal amount of convertible promissory notes and $1,532 in aggregate accrued interest thereon. In September 2004, the Company issued 2,399,999 shares of Series A preferred stock for cash of $1.25 per share. Each share is initially convertible into one share of common stock. Holders of Series A preferred stock possess certain rights including, among others, preference in liquidation (including a sale of the Company), antidilution protection, and preemptive rights relative to holders of common stock. In the event of a liquidation event, holders of Series A preferred stock shall be entitled to receive the amount of the original purchase price, plus 7% per annum compounded annually plus accrued but unpaid dividends. Each holder of Series A preferred stock is entitled to receive, if and when declared, payment of an equivalent per share dividend based on the number of common shares into which each share of preferred stock is convertible, as of the date of declaration. The rate of conversion of Series A preferred stock into common stock shall be adjusted in the event the Company issues dilutive shares of common stock according to a formula defined in the Company’s Restated Certificate of Incorporation. Holders of Series A preferred stock are entitled to vote as though the preferred stock was converted into common stock. Holders of Series A preferred stock are entitled to present a redemption request to the Company in January 2015 for redemption of 25% of their total cumulative holdings per year, in the amount of the original purchase price plus 7% per annum compounded annually plus accrued but unpaid dividends.

GLOBEIMMUNE, INC.

Notes to Financial Statements — (Continued)

December 31, 2010 and 2011 and March 31, 2012

(Information as of March 31, 2012 and for the three months ended March  31, 2011 and 2012 is unaudited)

During 2010, a warrant for 8,000 shares was exercised for Series A preferred stock at an exercise price of $1.25 per warrant. The total proceeds of $10,000 was recorded as redeemable convertible preferred stock Series A and the fair value of the warrant at the exercise date was reclassified to redeemable convertible preferred stock Series A.

(f)	Series B Redeemable, Convertible Preferred Stock

During 2005, the Company closed on several issuances of Series B preferred stock for cash and convertible promissory notes payable at $1.338 per share as follows:

		Amount	Shares
Initial closing	June 2005	$25,050,000	18,721,973
Second closing	July 2005	3,500,001	2,615,845
Third closing	August 2005	4,750,000	3,550,073
Fourth closing	September 2005	1,000,000	747,384
Fifth closing	September 2005	2,000,000	1,494,768
Sixth closing	October 2005	1,000,001	747,385
Final closing	December 2005	1,100,001	822,123

		$38,400,003	28,699,551

The initial closing in June 2005 included the conversion of $2,750,000 in aggregate principal amount of convertible promissory notes and $50,342 of aggregate accrued interest thereon. Each share of Series B is initially convertible into one share of common stock. Holders of Series B preferred stock possess certain rights, including, among others, preference in liquidation (including a sale of the Company), antidilution protection, and preemptive rights relative to holders of common stock. In the event of a liquidation event, holders of Series B preferred stock shall be entitled to receive the amount of the original purchase price, plus 7% per annum compounded annually plus accrued but unpaid dividends. Each holder of Series B preferred stock is entitled to receive, if and when declared, payment of an equivalent per share dividend based on the number of common shares into which each share of preferred stock is convertible, as of the date of declaration. The rate of conversion of Series B preferred stock into common stock shall be adjusted in the event the Company issues dilutive shares of common stock according to a formula defined in the Company’s Restated Certificate of Incorporation. Holders of Series B preferred stock are entitled to vote as though the preferred stock was converted into common stock. Holders of Series B preferred stock are entitled to present a redemption request to the Company in January 2015 for redemption of 25% of their total cumulative holdings per year, in the amount of the original purchase price plus 7% per annum compounded annually plus accrued but unpaid dividends.

(g)	Stock Option Plan

During 2002, the Company established a stock option plan (the 2002 Option Plan) providing for the grant of options to purchase common shares to outside directors, executives, certain key employees, and consultants. The board of directors administers the plan and approves stock option grants. Stock options granted under the plan are exercisable at a price equal to the price determined by the committee on the date of the grant. The options are exercisable under the vesting terms as determined by the board and generally expire 10 years from the date of grant.

As of December 31, 2011 and March 31, 2012 (unaudited), there were 14,069,719 shares authorized, of which 2,436,612 and 1,584,965 shares, respectively, are available for future issuance under the 2002 Option Plan.

GLOBEIMMUNE, INC.

Notes to Financial Statements — (Continued)

December 31, 2010 and 2011 and March 31, 2012

(Information as of March 31, 2012 and for the three months ended March  31, 2011 and 2012 is unaudited)

The 2002 Option Plan is administered by the Board of Directors, which has the authority to select the individuals to whom awards will be granted, the number of shares, vesting exercise price and term of each option grant. Generally, options have a four-year annual vesting term, an exercise price equal to the market value of the underlying shares at the grant date and a ten-year life from the date of grant.

The Company uses the Black-Scholes option pricing model to estimate the fair value of stock options for employee grants and used the following assumptions to obtain the weighted average grant date fair values:

	Year Ended December 31,			Three Months Ended March 31, 2012
	2009	2010	2011
				(unaudited)
Risk-free interest rate	2.1% - 2.7%	1.8% - 2.7%	2.2%	1.3%
Expected life (in years)	5.7 - 6.2	6.0 - 6.1	5.9 - 6.0	5.8 - 6.0
Expected volatility	83.5% - 91.5%	83.5% - 86.7%	86.9% - 87.1%	90.9% - 91.2%

The Company uses the Black-Scholes option pricing model to estimate the fair value of stock options for nonemployee grants and used the following assumptions to obtain the weighted average grant date fair values:

	Year Ended December 31,			Three Months Ended March 31, 2012
	2009	2010	2011
				(unaudited)
Risk-free interest rate	2.0% - 3.6%	2.1% - 3.6%	1.6% - 3.5%	1.4% - 2.2%
Expected life (in years)	10.0	10.0	10.0	10.0
Expected volatility	84.0% - 95.0%	82.5% - 85.5%	82.9% - 84.8%	83.3% - 85.2%

The Black-Scholes model requires inputs for risk-free interest rate, dividend yield, volatility, and expected lives of the options. Since the Company has a limited history of stock activity, expected volatility is based on historical data from several public companies similar in size and nature of operations to the Company. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant for a period commensurate with the expected term of the grant. The expected term (without regard to forfeitures) for options granted represents the period of time that options granted are expected to be outstanding and is derived from the contractual terms of the options granted. Since the Company has limited employee share option exercises, the expected term was determined using the average of the vesting periods and expirations.

To value its common stock for measuring equity based awards, the Company first estimated its enterprise value and then allocated this value to the underlying classes of equity using the option pricing method as outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (AICPA Practice Aid). The option pricing method treats common stock and preferred stock as call options on a subject company’s equity value, with exercise prices based on the liquidation preference of the preferred stock. The model estimates the fair value of each class of securities as a function of the current estimated fair value of the company. The characteristics of each class of stock are examined, including: (1) the conversion ratio; (2) the liquidation preferences assigned to the preferred classes of stock; and (3) the exercise price for all outstanding options and warrants. Under this method, value is allocated to common shares only in circumstances where the total equity value exceeds the liquidation rights associated with the preferred shares. The option-pricing method provides the stockholder the right, but not the obligation, to buy

GLOBEIMMUNE, INC.

Notes to Financial Statements — (Continued)

December 31, 2010 and 2011 and March 31, 2012

(Information as of March 31, 2012 and for the three months ended March  31, 2011 and 2012 is unaudited)

the underlying net assets at a predetermined price or “strike” price. The strike price is determined by analyzing the break points at which value would be allocated to each class of stock, based on the distribution characteristics associated with the equity.

Share-based compensation expense is recognized net of estimated pre-vesting forfeitures, which results in recognition of expense on options that are ultimately expected to vest over the expected option term. Forfeitures are estimated at the time of grant using actual historical forfeiture experience and are revised in subsequent periods if actual forfeitures differ from those estimates.

The following table summarizes common stock option and warrant activities for common stock options and warrants issued to employees, directors, and consultants:

	Number of common stock options and warrants	Weighted average exercise price	Weighted average remaining contractual term (years)
Outstanding at December 31, 2008	9,523,580	$0.17
Granted	1,689,713	0.23
Exercised	(103,240)	0.16
Canceled	(94,326)	0.18

Outstanding at December 31, 2009	11,015,727	0.18
Granted	2,196,315	0.40
Exercised	(93,965)	0.18
Canceled	(659,859)	0.22

Outstanding at December 31, 2010	12,458,218	0.22
Granted	652,673	0.38
Exercised	(5,147)	0.20
Canceled	(1,729,146)	0.22

Outstanding at December 31, 2011	11,376,598	0.23	5.9
Granted (unaudited)	851,647	0.58

Outstanding at March 31, 2012 (unaudited)	12,228,245	0.25	6.0

Exercisable at December 31, 2011	9,454,862	0.20	5.5
Exercisable at March 31, 2012 (unaudited)	9,778,152	0.20	5.3

GLOBEIMMUNE, INC.

Notes to Financial Statements — (Continued)

December 31, 2010 and 2011 and March 31, 2012

(Information as of March 31, 2012 and for the three months ended March  31, 2011 and 2012 is unaudited)

The following table summarizes information about stock options issued to employees, directors, and consultants that is outstanding at December 31, 2011:

	Common stock options and warrants outstanding		Common stock options and warrants exercisable
Exercise price	Number outstanding	Weighted average remaining contractual life (years)	Number exercisable	Weighted average exercise price
$ 0.15	4,042,344	3.69	4,042,344	$0.15
0.16	296,652	5.34	296,652	0.16
0.19	3,178,534	6.19	3,111,344	0.19
0.22	1,082,081	7.28	787,787	0.22
0.27	348,734	7.75	263,310	0.27
0.32	119,177	9.21	36,208	0.32
0.40	2,304,076	8.53	912,217	0.40
2.00	5,000	0.45	5,000	2.00

	11,376,598		9,454,862

The following table summarizes information about stock options issued to employees, directors, and consultants that is outstanding at March 31, 2012 (unaudited):

	Common stock options and warrants outstanding		Common stock options and warrants exercisable
Exercise price	Number outstanding	Weighted average remaining contractual life (years)	Number exercisable	Weighted average exercise price
(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
$ 0.15	4,042,344	3.44	4,042,344	$0.15
0.16	296,652	5.09	296,652	0.16
0.19	3,178,534	5.94	3,178,022	0.19
0.22	1,082,081	7.03	853,355	0.22
0.27	348,734	7.50	282,496	0.27
0.32	119,177	8.96	45,195	0.32
0.40	2,304,076	8.28	1,067,258	0.40
0.58	851,647	9.99	7,830	0.58
2.00	5,000	0.20	5,000	2.00

	12,228,245		9,778,152

The weighted average grant date fair value of options granted during the years ended December 31, 2009, 2010 and 2011 and the three months ended March 31, 2011 and 2012 (unaudited) was $0.16, $0.27, $0.22, $0.22 and $0.43 per share, respectively. The total grant date fair value of options that vested during 2009, 2010 and 2011 and the three months ended March 31, 2011 and 2012 (unaudited) was $367,181, $226,379, $386,254, $171,303 and $62,471, respectively. The total intrinsic value, or the difference between the aggregate exercise

GLOBEIMMUNE, INC.

Notes to Financial Statements — (Continued)

December 31, 2010 and 2011 and March 31, 2012

(Information as of March 31, 2012 and for the three months ended March  31, 2011 and 2012 is unaudited)

price and the aggregate fair market price on the day of exercise, of options exercised during the years ended December 31, 2009, 2010 and 2011 and the three months ended March 31, 2011 and 2012 (unaudited) was $6,182, $20,913, $630, $630 and $0, respectively. The total intrinsic value of shares outstanding as of December 31, 2010 and 2011 and March 31, 2012 (unaudited) was $1,463,264, $2,662,678 and $4,020,094, respectively. The total intrinsic value of shares exercisable as of December 31, 2010 and 2011 and March 31, 2012 (unaudited) was $1,263,358, $2,462,548 and $3,675,157, respectively. As of December 31, 2011 and March 31, 2012 (unaudited), the Company had unrecognized stock-based compensation of $411,021 and $713,012, respectively, related to nonvested stock options, which is expected to be recognized over an estimated weighted average period of 2.1 and 2.7 years, respectively.

The Company’s net loss for the years ended December 31, 2009, 2010 and 2011 and the three months ended March 31, 2011 and 2012 (unaudited) includes $316,027, $381,785, $359,783, $92,499 and $64,329, respectively, of stock-based compensation costs. Stock-based compensation included in the Company’s statements of operations and comprehensive loss for the years ended December 31, 2009, 2010 and 2011 and the three months ended March 31, 2011 and 2012 (unaudited) was $126,624, $136,500, $139,338, $34,984 and $26,998 in research and development expenses and $189,403, $245,285, $220,445, $57,515 and $37,331 in general and administrative expenses, respectively.

The Company did not recognize a tax benefit from share-based compensation expense because the Company has concluded that it is not more likely than not that the related deferred tax assets, which have been reduced by a full valuation allowance, will be realized.

During September 2002, the Company indirectly repriced 25,000 options to reduce the exercise price from $2.00 to $0.15 per share. As a result, these options are accounted for as variable option grants from the date of the modification to the date the option is exercised, forfeited, or expires unexercised, and as such, compensation expense will be recorded for increases in the fair value of the Company’s common stock. At December 31, 2011 and March 31, 2012 (unaudited), the Company’s estimated fair value of common stock was $0.46 and $0.58 per share, respectively; due to immateriality, no stock-based compensation charge has been recorded in the accompanying financial statements for this matter; however, compensation charges could be recorded in the future if the estimated fair value of the Company’s common stock significantly exceeds $0.15, and such charges could be material.

During January 2003, the Company issued a warrant to purchase 59,796 shares of common stock that vested upon issuance to a related-party consulting company for $0.15 per share. This warrant expires in 10 years or upon a qualified public offering, and was valued at $7,012 upon issuance using the Black-Scholes option pricing model and the following assumptions: 10-year term, 70.0% volatility, and a risk-free interest rate of 4.00%. This warrant is included in the table above.

GLOBEIMMUNE, INC.

Notes to Financial Statements — (Continued)

December 31, 2010 and 2011 and March 31, 2012

(Information as of March 31, 2012 and for the three months ended March  31, 2011 and 2012 is unaudited)

(h)	Warrants

The Company has issued the following warrants that vested upon issuance. Also included below are the Black-Scholes assumptions used to estimate the fair value of the warrants:

Warrants issued in connection with	2004 Financing agreement	Convertible promissory notes	2006 Financing agreement	Issuance of Series C preferred stock	Convertible promissory notes	Issuance of Series D preferred stock	Total Long- term	Total Short- term
Issue date	March 2004	June 2005	April 2006	September 2007	May 2009	May 2009
Redeemable, convertible preferred stock underlying the warrant	Series A	Series B	Series B	Series C	Series C	Series C
Number of shares	22,000	411,060	179,372	158,129	622,826	2,076,125

Exercise price	$1.250	1.338	1.338	1.338	1.445	1.445

Black-Scholes assumptions as of December 31, 2010
Remaining term (years)	3.2	4.5	5.3	1.7	8.4	8.4
Estimated volatility	100.5%	93.0%	89.5%	94.0%	84.0%	84.0%
Risk-free interest rate	0.99%	1.93%	1.93%	0.62%	2.98%	2.98%
Estimated fair value at December 31, 2010	$22,938	451,632	202,742	122,485	777,612	2,592,089	4,169,498	—

Black-Scholes assumptions as of December 31, 2011
Remaining term (years)	2.2	3.5	4.3	0.7	7.4	7.4
Estimated volatility	85.0%	100.5%	97.5%	83.5%	86.0%	86.0%
Risk-free interest rate	0.13%	0.20%	0.64%	0.09%	1.43%	1.43%
Estimated fair value at December 31, 2011	$14,335	336,628	155,707	151,554	1,072,209	3,574,097	5,152,976	151,554

Black-Scholes assumptions as of March 31, 2012 (unaudited)
Remaining term (years) (unaudited)	2.0	3.3	4.0	0.5	7.1	7.1
Estimated volatility (unaudited)	84.5%	95.0%	96.5%	74.5%	86.5%	86.5%
Risk-free interest rate (unaudited)	0.34%	0.51%	0.77%	0.07%	1.56%	1.56%
Estimated fair value at March 31, 2012 (unaudited)	$18,172	400,767	190,676	166,361	1,187,565	3,958,622	5,755,802	166,361

Pursuant to ASC Topic 480, the estimated fair value of these warrants, using the Black-Scholes option pricing model, are reported as liabilities at their estimated fair value at December 31, 2010 and 2011 and March 31, 2012 (unaudited), and any changes in fair value during the period were reflected in other income (expense).

GLOBEIMMUNE, INC.

Notes to Financial Statements — (Continued)

December 31, 2010 and 2011 and March 31, 2012

(Information as of March 31, 2012 and for the three months ended March  31, 2011 and 2012 is unaudited)

(7)	Deferred Revenue

Deferred revenue consisted of the following as of:

	December 31,		March 31, 2012
	2010	2011
			(unaudited)
Celgene	$23,389,830	20,566,146	19,631,321
Gilead	—	8,715,842	7,003,632

Total deferred revenue	23,389,830	29,281,988	26,634,953
Less: current portion	(4,067,797)	(10,631,284)	(9,555,274)

Deferred revenue, long-term	$19,322,033	18,650,704	17,079,679

(a)	Celgene Agreement

In May 2009, the Company entered into a Collaboration and Option Agreement with Celgene for the early development of oncology products. Celgene is also a holder of Series C, D and E preferred stock. Under the collaboration agreement, Celgene has the option to obtain an exclusive worldwide license to develop and commercialize the products subject to diligence requirements, development funding, milestone payments and royalties. This agreement was amended in June 2011 to replace one of the products with another oncology Tarmogen product. The terms of the amendment did not materially modify the agreement as the financial terms and the length of the agreement remained substantially the same. Celgene’s options with respect to the GI-4000, GI-6200, GI-3000 and GI-6300 oncology drug candidate programs will terminate if Celgene does not exercise its respective options after delivery of certain reports from the Company on predefined clinical trials with respect to each drug candidate program. If Celgene does not exercise its options with respect to any drug candidate program, Celgene’s option with respect to other oncology programs controlled by the Company will terminate three years after the last of the options with respect to the GI-4000, GI-6200, GI-3000 and GI-6300 oncology drug candidate programs terminates. The collaboration agreement contains the following provisions:

•

The Company would receive a $30,000,000 upfront payment to perform research and development and for the option to license products based on GI-4000, GI-6200, GI-6300 and GI-3000 oncology drug programs. This payment was made by Celgene in May 2009, and the Company received $30,000,000 of proceeds.

•

In October 2011, the Company signed an amendment with Celgene for additional immunology work for the GI-4000 products. Under this amendment, the Company received an additional $1,000,000 in October 2011 and $300,000 in April 2012 from Celgene.

•	The Company may receive up to $441,000,000 in development and regulatory milestones.

•	The Company may receive up to $60,000,000 in net sales milestones for each drug candidate program.

•	The Company may receive additional development, regulatory and net sales milestone payments for each future oncology program other than GI-4000, GI-6200, GI-5000 and GI-6300.

•	The Company may also receive royalties on worldwide net sales.

Upon execution of the agreement, the Company estimated that its obligations under the agreement would continue through September 30, 2016 and accordingly was recognizing as revenue the upfront fees received from

GLOBEIMMUNE, INC.

Notes to Financial Statements — (Continued)

December 31, 2010 and 2011 and March 31, 2012

(Information as of March 31, 2012 and for the three months ended March  31, 2011 and 2012 is unaudited)

the date of receipt through September 30, 2016. Effective June 15, 2011, the Company estimated that its discovery efforts under the agreement would conclude by June 30, 2017. Therefore the unamortized balance as of June 16, 2011 is being amortized on a straight line basis over the longer period.

The Company recognized $2,542,373, $4,067,797, $3,823,684, $1,016,949 and $934,825 in revenue related to the upfront payments during years ended 2009, 2010 and 2011 and the three months ended March 31, 2011 and 2012 (unaudited), respectively. To date, the Company has not recognized any revenue in connection with milestone payments or royalties under this agreement.

(b)	Gilead Agreement

In October 2011, the Company entered into a License and Collaboration Agreement with Gilead, granting Gilead an exclusive license to all hepatitis B Tarmogen products. Under the terms of the agreement, in November 2011 Gilead made a $10,000,000 initial payment to the Company. The Company will conduct the preclinical development, file the Investigational New Drug application (IND) and perform the initial Phase 1a trial in healthy volunteers for the selected HBV Tarmogen. Gilead will perform all future clinical development, regulatory and commercialization activities. Gilead activities are subject to commercially reasonable diligence, milestone payments and royalties. The Company is eligible to receive additional proceeds of up to $135,000,000 in development and regulatory milestones, and if products are commercialized, tiered royalties and up to $40,000,000 of sales milestone payments based on net sales of the licensed product candidates.

Upon execution of the agreement, the Company estimated that its preclinical and IND filing obligations under the agreement would continue through December 31, 2012. The Company also allocated approximately $1,900,000 of the upfront fees to a normal profit margin during the period of the Phase 1a trial, estimated for 2013, that the Company will conduct and for which Gilead will reimburse the Company. The Company is recognizing as revenue the remaining upfront fees received of approximately $8,100,000 from the date of receipt through December 31, 2012 while the amounts allocated to the Phase 1a trial will be recognized over the period that trial is performed, which is estimated to be 0.8 years.

The Company recognized $1,284,158 and $1,712,210 in revenue related to the upfront payment during the year 2011 and the three months ended March 31, 2012 (unaudited). To date, the Company has not recognized any revenue in connection with milestone payments or royalties under this agreement.

(8)	Commitments and Contingencies

(a)	Contract Commitments

The Company has an exclusive license with the University of Colorado (CU) that is used in its research and development activities. This agreement requires the Company make certain development milestone payments, make royalty payments based on sales of approved products, if any, and pay a portion of any consideration received by the Company in exchange for granting a sublicense. Under this agreement, the Company is required to pay to CU certain development milestone payments totaling $150,000 per product candidate beginning upon the filing of an IND through the approval from the FDA and royalties on sales of any products and pay a portion of any consideration the Company receives in exchange for granting a sublicense. After the first commercial sale of the licensed products, each milestone payment shall be credited against future royalties, until the full amount of such milestone payment has been credited in full.

The Company has a nonexclusive license agreement with the Washington Research Foundation (WRF) for certain technology used by the Company in its research and development activities. The Company has the right to terminate this agreement immediately. This agreement requires the Company to make annual license and

GLOBEIMMUNE, INC.

Notes to Financial Statements — (Continued)

December 31, 2010 and 2011 and March 31, 2012

(Information as of March 31, 2012 and for the three months ended March  31, 2011 and 2012 is unaudited)

sublicense fee payments, certain development and commercial milestone payments and royalties on sales of any products it may receive approval to market. Development milestone payments payable to WRF may total up to $50,000 per product candidate, if we initiate a Phase 2 trial. We are required to make nonrefundable royalty advances totaling $50,000 if we apply for, and receive approval to market products developed under the agreement and royalty payments once we begin selling products developed under the agreement. The nonrefundable royalty advances are to be credited against future royalties.

The Company has entered into a collaboration agreement with the National Institute of Health (NIH) for the preclinical and clinical development of the Company’s proprietary yeast-based Tarmogens expressing tumor-associated antigens as potential vaccines for the prevention and/or therapy of a range of human cancers. The Company has the right to terminate this agreement with 60 days notice. The agreement requires the Company to make annual payments of up to $300,000 based on the clinical trial stage.

The Company is a party to two license agreements with the NIH as of December 31, 2011, consisting of the NIH VirusPlus Agreement, dated August 23, 2011 and the NIH CEA Agreement, dated June 12, 2007, collectively referred to as the NIH license agreements. The NIH license agreements grant the Company worldwide, exclusive licenses to make and have made, to use and have used, to sell and have sold, to offer to sell and have offered for sale, and to import and have imported products relating to the use of the Tarmogen immunotherapy platform with certain antigens, other immunotherapy platforms and other intellectual property to treat cancer that are covered by licensed patent rights and to practice and have practiced any licensed processes in the licensed fields of use. These license agreements required the Company to make certain noncreditable and nonrefundable initial royalty payments upon signing of each license agreement, make certain milestone payments upon achievement of specified development and commercial milestones, make royalty payments based on sales of approved products, if any and pay a portion of any consideration received by the Company in exchange for granting a sublicense. The NIH license agreements contain the following provisions:

•

Under the NIH VirusPlus agreement, the Company is required to make royalty advances totaling $500,000 beginning upon the first filing of an application for marketing approval through the first commercial sale, and royalty payments once it begins selling products developed under the agreement.

•

Under the NIH CEA agreement, the Company is required to make royalty advances totaling $745,000 beginning upon the filing of an IND through FDA approval, and royalty payments once it begins selling products developed under the agreement.

(b)	Lease Commitments

In June 2010, the Company amended the lease agreement for its office and research facility in Louisville, Colorado. The amendment extended the term three years and includes a five-year option to extend. The amendment includes escalating rent payments throughout the term. The rent expense related to this lease is recorded monthly on a straight-line basis.

At December 31, 2011, future minimum lease payments under the Company’s noncancelable operating leases are as follows:

2012	$554,544
2013	474,580
2014	6,612
2015	4,261

Total	$1,039,997

GLOBEIMMUNE, INC.

Notes to Financial Statements — (Continued)

December 31, 2010 and 2011 and March 31, 2012

(Information as of March 31, 2012 and for the three months ended March  31, 2011 and 2012 is unaudited)

During 2009, 2010 and 2011 and the three months ended March 31, 2011 and 2012 (unaudited), the Company incurred rental expense of $408,470, $437,080, $398,069, $99,517 and $99,517, respectively.

(9)	Benefit Plan

The Company has adopted a 401(k) plan that covers substantially all employees who are at least 21 years of age. The plan is a defined contribution plan to which the employees may contribute up to 60% of their compensation. The Company does not match employee contributions.

(10)	Income Taxes

The Company has incurred net losses since inception. As a result, the Company has not recorded an income tax provision or benefit during 2009, 2010 and 2011 and the three months ended March 31, 2011 and 2012 (unaudited).

A reconciliation of income taxes at the statutory federal income tax rate to net income taxes included in the accompanying statements of operations is as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
				(unaudited)
U.S. federal income tax expense at the statutory rate	34.0%	34.0%	34.0%	34.0%	34.0%
State income taxes, net of federal taxes	3.8	4.1	3.6	4.3	2.7
Available research credits	3.4	4.2	4.0	4.7	—
Effect of permanent differences	(2.0)	(0.4)	(3.8)	2.1	(10.7)
Change in valuation allowance	(39.2)	(41.9)	(37.8)	(45.1)	(26.0)

Total	—%	—%	—%	—%	—%

Deferred tax assets and liabilities reflect the net tax effects of net operating loss carryforwards, credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. The components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,		March 31, 2012
	2010	2011
			(unaudited)
Accrued benefits	$125,448	144,588	161,700
Net operating loss carryforwards	33,940,701	39,995,198	37,877,133
Research credit carryforwards	5,198,770	5,767,824	5,767,824
Deferred revenue	8,888,136	7,446,312	10,121,283
Depreciation of property and equipment	1,580,942	1,514,926	1,528,753
Other	83,627	184,420	173,689

Total deferred tax assets	49,817,624	55,053,268	55,630,382
Valuation allowance	(49,817,624)	(55,053,268)	(55,630,382)

Deferred tax assets, net of valuation allowance	$—	—	—

GLOBEIMMUNE, INC.

Notes to Financial Statements — (Continued)

December 31, 2010 and 2011 and March 31, 2012

(Information as of March 31, 2012 and for the three months ended March  31, 2011 and 2012 is unaudited)

Based upon the level of historical taxable losses and projections of future taxable losses over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences and accordingly has established a full valuation allowance as of December 31, 2010 and 2011 and March 31, 2012 (unaudited). The change in valuation allowance was $8,940,509, $6,163,587, $5,235,644, $1,497,380 and $577,114 in 2009, 2010 2011 and the three months ended March 31, 2011 and 2012 (unaudited), respectively.

Future realization depends on the future earnings of the Company, if any, the timing and amount of which are uncertain as of December 31, 2011 and March 31, 2012 (unaudited). In the future, should management conclude that it is more likely than not that the deferred tax assets are, in fact, at least in part, realizable, the valuation allowance would be reduced to the extent of such realization and recognized as a deferred income tax benefit in the Company’s Statements of Operations and Comprehensive Loss.

As of December 31, 2011, the Company had available total federal and state net operating loss carryforwards of approximately $105,000,000, which expire in the years 2022 through 2031, and federal research credit carryforwards of $5,800,000, which expire in the years 2018 through 2031. The utilization of the net operating loss carryforwards and research credits may be limited due to the provisions of Sections 382 and 383 of the Internal Revenue Code if there are significant changes in ownership. Due to the nature of changes of ownership during 2003 and 2007, there will be limitations in the Company’s ability to utilize existing net operating loss carryforwards in future periods.

The Company has adopted the authoritative guidance under U.S. GAAP related to the accounting for uncertainty in income taxes, including derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has evaluated tax positions taken or expected to be taken in the course of preparing the financial statements to determine if the tax positions are “more likely than not” of being sustained by the applicable tax authority. Tax positions not deemed to meet the “more likely than not” threshold would be recorded as a tax benefit or expense in the current year. The Company has concluded that there was no impact related to uncertain tax positions on the results of its operations for the years ended December 31, 2009, 2010 and 2011 and the three months ended March 31, 2011 and 2012 (unaudited). The Company classifies interest and penalties arising from the underpayment of income taxes in the statements of operations as income tax expense. As of December 31, 2011 and March 31, 2012 (unaudited), the Company has no accrued interest or penalties related to uncertain tax positions. The Company’s conclusions regarding tax positions will be subject to review and may be adjusted at a later date based on factors including, but not limited to, ongoing analyses of tax laws, regulations, and interpretations thereof. The United States is the major tax jurisdiction for the Company, and the earliest tax year subject to examination is 2002, which includes the earliest year for which net operating loss carryforwards are available.

(11)	Subsequent Events

In January and March 2012 the Company signed exclusive license agreements with the NIH, consisting of the NIH Brachyury Agreement and the NIH MUC1 Agreement, collectively referred to as the 2012 NIH license agreements. The 2012 NIH license agreements grant the Company worldwide, exclusive licenses to make and have made, to use and have used, to sell and have sold, to offer to sell and have offered for sale, and to import and have imported products relating to the use of the Tarmogen immunotherapy platform with certain antigens, other immunotherapy platforms and other intellectual property to treat cancer that are covered by licensed patent rights and to practice and have practiced any licensed processes in the licensed fields of use. These license agreements require the Company to make certain royalty payments based on sales of approved products, if any,

GLOBEIMMUNE, INC.

Notes to Financial Statements — (Continued)

December 31, 2010 and 2011 and March 31, 2012

(Information as of March 31, 2012 and for the three months ended March  31, 2011 and 2012 is unaudited)

and pay a portion of any consideration the Company receives in exchange for granting a sublicense. In addition, the 2012 NIH license agreements contain the following provisions:

•

Under the NIH Brachyury Agreement the Company is required to make royalty advances totaling $650,000 beginning upon the successful completion of the first Phase 3 clinical study through the first commercial sale, and royalty payments once it begins selling products developed under the agreement.

•

Under the NIH MUC1 Agreement the Company is required to make royalty advances totaling $500,000 beginning upon the acceptance of the first filing of an application for marketing approval with the FDA through the first commercial sale, and royalty payments once it begins selling products developed under the agreement.

The Company has evaluated subsequent events after the balance sheet dates and up to the date these financial statements were issued.

             Shares

Common Stock

PRELIMINARY PROSPECTUS

                    , 2012

Wells Fargo Securities

Piper Jaffray

JMP Securities

Through and including                      2012, (25 days after commencement of this offering) all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to such dealer’s unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other expenses of issuance and distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, paid or payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for except for the Securities and Exchange Commission, or SEC, registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the initial listing fee for The NASDAQ Global Market.

	Amount Paid or to be Paid
SEC registration fee	$
FINRA filing fee		7,400
Initial NASDAQ Global Market listing fee		25,000
Blue sky fees and expenses
Printing expenses
Legal fees and expenses
Accounting fees and expenses
Transfer agent and registrar fees and expenses
Miscellaneous fees and expenses

Total	$

Item 14.	Indemnification of directors and officers.

Our amended and restated certificate of incorporation, which will become effective upon completion of this offering, limits the liability of directors to the maximum extent permitted by Delaware law. Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended. Our amended and restated certificate of incorporation, which will become effective upon completion of this offering, does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, which remain available under Delaware law. These limitations also do not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Our amended and restated bylaws, which will become effective upon completion of this offering, provide that we will indemnify our directors and executive officers, and may indemnify other officers, employees and other agents, to the fullest extent permitted by law.

Prior to the completion of this offering, we will enter into amended and restated indemnification agreements with our directors and executive officers, whereby we will agree to indemnify our directors and executive officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or executive officer was, or is threatened to be made, a party by reason of the fact that such director is or was a director, officer, employee or agent of GlobeImmune, provided that such director or executive officer acted in good faith and in a manner that the director or executive officer reasonably believed to be in, or not opposed to, the best interest of GlobeImmune. At present, there is no pending litigation or proceeding involving a director or executive officer of GlobeImmune regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, that might be incurred by any director or officer in his capacity as such.

The underwriters are obligated, under certain circumstances, pursuant to the underwriting agreement to be filed as Exhibit 1.1 hereto, to indemnify us, our officers and directors against liabilities under the Securities Act of 1933, as amended.

Reference is made to the following documents filed as exhibits to this registration statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document	Number
¿ Form of Underwriting Agreement	1.1
Form of Amended and Restated Certificate of Incorporation to be effective upon completion of this offering	3.3
Form of Amended and Restated Bylaws to be effective upon completion of this offering	3.5
¿ Form of Amended and Restated Indemnification Agreement	10.4

¿	To be filed by amendment

Item 15.	Recent sales of unregistered securities.

Set forth below is information regarding shares of common stock, preferred stock, warrants and convertible promissory notes that we issued and options that we granted within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, that we received for such shares, warrants, notes and options and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

(a)	Issuances of Capital Stock, Warrants and Convertible Promissory Notes.

1.	From March 3, 2009 to April 24, 2009, we issued 8% convertible promissory notes, or the 2009 notes, due on December 31, 2009 with an aggregate principal amount of $2,999,989 to accredited investors, for an aggregate purchase price of $2,999,989. On May 14, 2009, in connection with our Series D preferred stock financing, (i) the outstanding principal plus accrued interest payable under the 2009 notes was converted into 2,623,210 shares of our Series C preferred stock (which will convert into 2,623,210 shares of common stock upon completion of the offering) and (ii) we issued warrants to purchase an aggregate of 622,826 shares of our Series C preferred stock with an exercise price of $1.445 per share (which will convert into warrants to purchase 622,826 shares of common stock upon completion of this offering with an exercise price of $1.445 per share). These warrants are exercisable until their expiration on the later of May 14, 2019 or five years after the completion of this offering.

2.	On May 14, 2009, we sold 8,650,519 shares of our Series D preferred stock (which will convert into 8,650,519 shares of common stock upon completion of this offering) at a price of $1.156 per share and issued a warrant to purchase 2,076,125 shares of our Series C preferred stock with an exercise price of $1.445 per share (which will convert into warrants to purchase 2,076,125 shares of common stock upon completion of this offering with an exercise price of $1.445 per share) to an accredited investor for cash consideration of $9,999,999.97. The warrant is exercisable until its expiration on the later of May 14, 2019 or five years after the completion of this offering.

3.	On January 14, 2010, January 20, 2010 and January 28, 2010, we sold an aggregate of 11,665,019 shares of our Series E preferred stock at a price of $1.543 per share to accredited investors for aggregate cash consideration of $17,999,124.31. Upon completion of this offering, these shares will convert into 11,665,019 shares of common stock.

4.	On May 10, 2010, we sold an aggregate of 8,000 shares of Series A preferred stock pursuant to the exercise of warrants at a price of $1.25 per share to accredited investors for aggregate cash consideration of $10,000.00. Upon completion of this offering, these shares will convert into 8,000 shares of common stock.

(b)	Grants of Stock Options.

1.

From January 1, 2009 through March 28, 2012, we granted stock options to purchase an aggregate of 5,390,348 shares of common stock with exercise prices ranging from $0.22 to $0.58 per share to certain of our employees, consultants, advisors and directors under our 2002 Stock Incentive Plan, or the 2002 Plan, in connection with services provided to us by such parties. Of these options, 6,278 shares have been exercised for cash consideration in the aggregate amount of $1,695, 761,355 options have been cancelled without being exercised and 4,622,715 options remain outstanding.

No underwriters were involved in the foregoing issuances of securities.

The offers, sales and issuances of the securities described in Item 15(a) were deemed to be exempt from registration under the Securities Act in reliance on Rule 506 of Regulation D in that the issuance of securities to the accredited investors did not involve a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor under Rule 501 of Regulation D.

The offers, sales and issuances of the securities described in Item 15(b) were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were our employees, directors or bona-fide consultants and received the securities under the 2002 Plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about the Company.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit Number	Description of Exhibit

1.1♦	Form of Underwriting Agreement

3.1♦	Amended and Restated Certificate of Incorporation of Registrant filed on

3.2♦	Form of Certificate of Amendment to the Amended and Restated Certificate of Incorporation to be filed by Registrant prior to effectiveness of the offering

3.3	Form of Amended and Restated Certificate of Incorporation of Registrant to be effective upon completion of this offering

3.4	Amended and Restated Bylaws of Registrant, as currently in effect

3.5	Form of Amended and Restated Bylaws of Registrant to be effective upon completion of this offering

4.1♦	Form of Registrant’s Common Stock Certificate

4.2	Warrant to purchase Common Stock, dated February 29, 2008, issued to SMG, Inc.

4.3	Warrant to purchase Series A Preferred Stock, dated February 23, 2004, issued to Silicon Valley Bancshares

4.4	Form of Warrants to purchase Series B Preferred Stock and a Schedule of Warrantholders

4.5	Warrant to purchase Series B Preferred Stock, dated April 14, 2006, issued to SVB Financial Group

4.6	Warrant to purchase Series B Preferred Stock, dated April 14, 2006, issued to Oxford Finance Corporation

4.7	Warrant to purchase Series C Preferred Stock, dated September 14, 2007, issued to Aquilo Partners, Inc.

4.8	Form of Warrants to purchase Series C Preferred Stock and a Schedule of Warrantholders

Exhibit Number	Description of Exhibit

4.9	Fifth Amended and Restated Stockholders Agreement between Registrant and certain holders of Common and Preferred Stock dated January 14, 2010

5.1♦	Opinion of Cooley LLP

10.1†	Form of 2002 Stock Incentive Plan

10.1.1†	Form of Incentive Stock Option Agreement under 2002 Stock Incentive Plan

10.1.2†	Form of Non-Qualified Stock Option Agreement under 2002 Stock Incentive Plan

10.2†	Form of 2012 Equity Incentive Plan

10.2.1†	Form of Stock Option Grant Notice and Stock Option Agreement under 2012 Equity Incentive Plan

10.3†	2012 Employee Stock Purchase Plan

10.4♦†	Form of Amended and Restated Indemnification Agreement between Registrant and its directors and executive officers

10.5†	Executive Employment Agreement effective as of , 2012 between the Registrant and Timothy C. Rodell

10.6†	Form of Executive Employment Agreement between Registrant and certain of its executive officers and schedule of executive officers party to and material terms of such Form of Executive Employment Agreement

10.7	Lease between Registrant and Triumph 1450 LLC, dated October 25, 2005

10.7.1	Lease Amendment between Registrant and Triumph 1450 LLC, dated August 25, 2006

10.7.2	Second Lease Amendment between Registrant and Triumph 1450 LLC, dated June 3, 2010

10.8*	Collaboration and Option Agreement between Registrant and Celgene Corporation, dated as of May 14, 2009

10.8.1	Amendment #1 to the Collaboration and Option Agreement between Registrant and Celgene Corporation, dated as of November 6, 2009

10.8.2	Amendment #2 to the Collaboration and Option Agreement between Registrant and Celgene Corporation, dated as of February 9, 2010

10.8.3*	Amendment #3 to the Collaboration and Option Agreement between Registrant and Celgene Corporation, dated as of June 16, 2011

10.8.4*♦	Amendment #4 to the Collaboration and Option Agreement between Registrant and Celgene Corporation, dated as of October 24, 2011

10.9*	License and Collaboration Agreement between Registrant and Gilead Sciences, Inc., dated as of October 24, 2011

10.10*	Agreement between Registrant and The Regents of the University of Colorado, dated as of May 30, 2006

10.10.1*	Amendment (1) to Agreement and Restated Intellectual Property License Agreement among Registrant, The Regents of the University of Colorado and University License Equity Holdings, Inc., effective as of May 5, 2009

10.10.2*	Second Amendment to Agreement and Restated Intellectual Property License Agreement among Registrant, The Regents of the University of Colorado and University License Equity Holdings, Inc., effective as of March 12, 2010

Exhibit Number	Description of Exhibit

10.11*	Field-Of-Use Non-Exclusive License Agreement For Yeast-Based Delivery Vehicles between Washington Research Foundation and Registrant, effective as of November 24, 2003

10.11.1	Amendment to the Field-Of-Use Non-Exclusive License Agreement For Yeast-Based Delivery Vehicles between Washington Research Foundation and Registrant, effective as of May 5, 2009

10.12*	Cooperative Research and Development Agreement (CRADA #2264) between Registrant and National Cancer Institute, dated January 23, 2008

10.12.1*	Amendment No. 1 to CRADA #2264 between Registrant and National Cancer Institute, dated August 8, 2011

10.13*	Public Health Service Patent License Agreement – Exclusive (License Number: L127-2007/0) (CEA) between Registrant and the National Institutes of Health, or NIH, dated as of June 11, 2007

10.13.1*	First Amendment to Public Health Service Patent License Agreement – Exclusive (License Number: L127-2007/1) (CEA) between Registrant and the NIH, dated as of April 5, 2010

10.13.2*	Second Amendment to Public Health Service Patent License Agreement – Exclusive (License Number: L127-2007/2) (CEA) between Registrant and the NIH, dated as of October 31, 2011

10.14*	Public Health Service Patent License Agreement – Exclusive (License Number L-121-2011/0) (VirusPlus) between Registrant and the NIH, dated as of August 23, 2011

10.15*	Public Health Service Patent License Agreement – Exclusive (License Number: L-036-2012/0) (Brachyury) between Registrant and the NIH, dated as of December 22, 2011

10.16*	Public Health Service Patent License Agreement – Exclusive (License Number: L-067-2012/0) (MUC1) between Registrant and the NIH, dated as of March 12, 2012

10.17†♦	Management Non-Equity Incentive Plan

23.1	Consent of KPMG LLP, independent registered public accounting firm

23.2♦	Consent of Cooley LLP (included in Exhibit 5.1)

24.1♦	Power of Attorney (see signature page of this registration statement)

♦	To be filed by amendment.

†	Indicates management contract or compensatory plan.

*	Indicates confidential treatment has been requested with respect to specific portions of this exhibit. Omitted portions have been filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

(b)	Financial statement schedule.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or notes.

Item 17.	Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona-fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on From S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Louisville, State of Colorado, on                    , 2012.

GLOBEIMMUNE, INC.

By:
Timothy C. Rodell, M.D. Chief Executive Officer and President

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Timothy C. Rodell and C. Jeffrey Dekker, and each of them, as his true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him and in his name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Timothy C. Rodell, M.D.	Chief Executive Officer, President and Director (Principal Executive Officer)

C. Jeffrey Dekker	Vice President, Finance and Treasurer (Principal Financial and Accounting Officer)

J. William Freytag, Ph.D.	Chairman of the Board of Directors and Director

Ralph E. Christoffersen, Ph.D.	Director

Augustine J. Lawlor	Director

Paul A. Mieyal, Ph.D.	Director

Dan J. Mitchell	Director

Pennina Safer, Ph.D.	Director

S. Edward Torres	Director

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1♦	Form of Underwriting Agreement

3.1♦	Amended and Restated Certificate of Incorporation of Registrant filed on

3.2♦	Form of Certificate of Amendment to the Amended and Restated Certificate of Incorporation to be filed by Registrant prior to effectiveness of the offering

3.3	Form of Amended and Restated Certificate of Incorporation of Registrant to be effective upon completion of this offering

3.4	Amended and Restated Bylaws of Registrant, as currently in effect

3.5	Form of Amended and Restated Bylaws of Registrant to be effective upon completion of this offering

4.1♦	Form of Registrant’s Common Stock Certificate

4.2	Warrant to purchase Common Stock, dated February 29, 2008, issued to SMG, Inc.

4.3	Warrant to purchase Series A Preferred Stock, dated February 23, 2004, issued to Silicon Valley Bancshares

4.4	Form of Warrants to purchase Series B Preferred Stock and a Schedule of Warrantholders

4.5	Warrant to purchase Series B Preferred Stock, dated April 14, 2006, issued to SVB Financial Group

4.6	Warrant to purchase Series B Preferred Stock, dated April 14, 2006, issued to Oxford Finance Corporation

4.7	Warrant to purchase Series C Preferred Stock, dated September 14, 2007, issued to Aquilo Partners, Inc.

4.8	Form of Warrants to purchase Series C Preferred Stock and a Schedule of Warrantholders

4.9	Fifth Amended and Restated Stockholders Agreement between Registrant and certain holders of Common and Preferred Stock dated January 14, 2010

5.1♦	Opinion of Cooley LLP

10.1†	Form of 2002 Stock Incentive Plan

10.1.1†	Form of Incentive Stock Option Agreement under 2002 Stock Incentive Plan

10.1.2†	Form of Non-Qualified Stock Option Agreement under 2002 Stock Incentive Plan

10.2†	Form of 2012 Equity Incentive Plan

10.2.1†	Form of Stock Option Grant Notice and Stock Option Agreement under 2012 Equity Incentive Plan

10.3†	2012 Employee Stock Purchase Plan

10.4♦†	Form of Amended and Restated Indemnification Agreement between Registrant and its directors and executive officers

10.5†	Executive Employment Agreement effective as of , 2012 between Registrant and Timothy C. Rodell

10.6†	Form of Executive Employment Agreement between Registrant and certain of its executive officers and schedule of executive officers party to and material terms of such Form of Executive Employment Agreement

10.7	Lease between Registrant and Triumph 1450 LLC, dated October 25, 2005

Exhibit Number	Description of Exhibit

10.7.1	Lease Amendment between Registrant and Triumph 1450 LLC, dated August 25, 2006

10.7.2	Second Lease Amendment between Registrant and Triumph 1450 LLC, dated June 3, 2010

10.8*	Collaboration and Option Agreement between Registrant and Celgene Corporation, dated as of May 14, 2009

10.8.1	Amendment # 1 to the Collaboration and Option Agreement between Registrant and Celgene Corporation, dated as of November 6, 2009

10.8.2	Amendment # 2 to the Collaboration and Option Agreement between Registrant and Celgene Corporation, dated as of February 9, 2010

10.8.3*	Amendment # 3 to the Collaboration and Option Agreement between Registrant and Celgene Corporation, dated as of June 16, 2011

10.8.4*♦	Amendment #4 to the Collaboration and Option Agreement between Registrant and Celgene Corporation, dated as of October 24, 2011

10.9*	License and Collaboration Agreement by and between Registrant and Gilead Sciences, Inc., dated as of October 24, 2011

10.10*	Agreement by and between Registrant and The Regents of the University of Colorado, dated as of May 30, 2006

10.10.1*	Amendment (1) to Agreement and Restated Intellectual Property License Agreement among Registrant, The Regents of the University of Colorado and the University License Equity Holdings, Inc., effective as of May 5, 2009

10.10.2*	Second Amendment to Agreement and Restated Intellectual Property License Agreement among Registrant and The Regents of the University of Colorado and the University License Equity Holdings, Inc., effective as of March 12, 2010

10.11*	Field-Of-Use Non-Exclusive License Agreement For Yeast-Based Delivery Vehicles between Washington Research Foundation and Registrant, effective as of November 24, 2003

10.11.1*	Amendment to the Field-Of-Use Non-Exclusive License Agreement For Yeast-Based Delivery Vehicles between Washington Research Foundation and Registrant, effective as of May 5, 2009

10.12*	Cooperative Research and Development Agreement (CRADA #2264) between Registrant and National Cancer Institute, dated January 23, 2008

10.12.1*	Amendment No. 1 to CRADA #2264 between Registrant and National Cancer Institute, dated August 8, 2011

10.13*	Public Health Service Patent License Agreement – Exclusive (License Number: L127-2007/0) (CEA) between Registrant and the National Institutes of Health, or NIH, dated as of June 11, 2007

10.13.1*	First Amendment to Public Health Service Patent License Agreement – Exclusive (License Number: L127-2007/1) (CEA) between Registrant and the NIH, dated as of April 5, 2010

10.13.2*	Second Amendment to Public Health Service Patent License Agreement – Exclusive (License Number: L127-2007/2) (CEA) between Registrant and the NIH, dated as of October 31, 2011

Exhibit Number	Description of Exhibit

10.14*	Public Health Service Patent License Agreement – Exclusive (License Number L-121-2011/0) (VirusPlus) between Registrant and the NIH, dated as of August 23, 2011

10.15*	Public Health Service Patent License Agreement – Exclusive (License Number: L-036-2012/0) (Brachyury) between Registrant and the NIH, dated as of December 22, 2011

10.16*	Public Health Service Patent License Agreement – Exclusive (License Number: L-067-2012/0) (MUC1) between Registrant and the NIH, dated as of March 12, 2012

10.17†♦	Management Non-Equity Incentive Plan

23.1	Consent of KPMG LLP, independent registered public accounting firm

23.2♦	Consent of Cooley LLP (included in Exhibit 5.1)

24.1♦	Power of Attorney (see signature page of this registration statement)

♦	To be filed by amendment.

†	Indicates management contract or compensatory plan.

*	Indicates confidential treatment has been requested with respect to specific portions of this exhibit. Omitted portions have been filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

EXHIBIT 3.3

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

GLOBEIMMUNE, INC.

Timothy C. Rodell hereby certifies that:

ONE: The date of filing the original Certificate of Incorporation of this company with the Secretary of State of the State of Delaware was June 5, 2002.

TWO: He is the duly elected and acting President and Chief Executive Officer of GlobeImmune, Inc., a Delaware corporation.

THREE: The Certificate of Incorporation of this company is hereby amended and restated to read as follows:

I.

The name of this corporation is GlobeImmune, Inc.

II.

The address of the registered office of the corporation in the State of Delaware is 1209 Orange Street, Wilmington, Delaware 19801, (County of New Castle). The name of the registered agent of the Corporation at such address is The Corporation Trust Company

III.

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law (“DGCL”).

IV.

A. This corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares that the corporation is authorized to issue is [                                                  (            )] shares. [                                     (            )] shares shall be Common Stock, each having a par value of one-tenth of one cent ($.001). [                         (            )] shares shall be Preferred Stock, each having a par value of one-tenth of one cent ($.001).

B. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby expressly authorized to provide for the issue of all of any of the shares of the Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the

1.

resolution or resolutions adopted by the Board of Directors providing for the issuance of such shares and as may be permitted by the DGCL. The Board of Directors is also expressly authorized to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the stock of the corporation entitled to vote thereon, without a separate vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any certificate of designation filed with respect to any series of Preferred Stock.

C. Each outstanding share of Common Stock shall entitle the holder thereof to one vote on each matter properly submitted to the stockholders of the corporation for their vote; provided, however, that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon by law or pursuant to this Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock).

V.

For the management of the business and for the conduct of the affairs of the corporation, and in further definition, limitation and regulation of the powers of the corporation, of its directors and of its stockholders or any class thereof, as the case may be, it is further provided that:

A.

1. The management of the business and the conduct of the affairs of the corporation shall be vested in its Board of Directors. The number of directors that shall constitute the Board of Directors shall be fixed exclusively by resolutions adopted by a majority of the authorized number of directors constituting the Board of Directors.

2. BOARD OF DIRECTORS

Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, directors shall be elected at each annual meeting of stockholders for a term of one year. Each director shall serve until his successor is duly elected and qualified or until his earlier death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

2.

3. REMOVAL OF DIRECTORS

The Board of Directors or any individual director may be removed from office at any time (a) with cause by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of capital stock of the corporation, entitled to vote at an election of directors or (b) without cause by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all the then-outstanding shares of the capital stock of the corporation entitled to vote generally at an election of directors.

4. VACANCIES

a. Subject to the rights of the holders of any series of Preferred Stock, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders, except as otherwise provided by law, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors, and not by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified.

B.

1. BYLAW AMENDMENTS. The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the corporation. Any adoption, amendment or repeal of the Bylaws of the corporation by the Board of Directors shall require the approval of a majority of the authorized number of directors. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by this Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

2. The directors of the corporation need not be elected by written ballot unless the Bylaws so provide.

3. No action shall be taken by the stockholders of the corporation except at an annual or special meeting of stockholders called in accordance with the Bylaws and no action shall be taken by the stockholders by written consent or electronic transmission.

4. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the corporation shall be given in the manner provided in the Bylaws of the corporation.

3.

VI.

A. The liability of the directors for monetary damages shall be eliminated to the fullest extent under applicable law. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated to the fullest extent permitted by the DGCL, as so amended.

B. Any repeal or modification of this Article VI shall be prospective and shall not affect the rights under this Article VI in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

VII.

A. The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, except as provided in paragraph B. of this Article VII, and all rights conferred upon the stockholders herein are granted subject to this reservation.

B. Notwithstanding any other provisions of this Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the corporation required by law or by this Certificate of Incorporation or any certificate of designation filed with respect to a series of Preferred Stock, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then-outstanding shares of capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend or repeal Articles V, VI, and VII.

* * * *

FOUR: This Amended and Restated Certificate of Incorporation has been duly approved by the Board of Directors of the Company.

FIVE: This Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of said corporation in accordance with Section 228 of the DGCL. This Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Sections 242 and 245 of the DGCL by the stockholders of the Company.

4.

IN WITNESS WHEREOF, GlobeImmune, Inc. has caused this Amended and Restated Certificate to be signed by its President and Chief Executive Officer this              day of                         , 2012.

GLOBEIMMUNE, INC.

Signature:
Timothy C. Rodell
President and Chief Executive Officer

EXHIBIT 3.4

AMENDED AND RESTATED

BYLAWS

OF

GLOBEIMMUNE, INC.

(A DELAWARE CORPORATION)

i.

ii.

(CONTINUED)

iii.

(CONTINUED)

PAGE
ARTICLE XIV RIGHT OF FIRST REFUSAL	24
Section 46. Right of First Refusal	24
ARTICLE XV LOANS TO OFFICERS	26
Section 47. Loans to Officers	26

iv.

AMENDED AND RESTATED BYLAWS

OF

GLOBEIMMUNE, INC.

(A DELAWARE CORPORATION)

ARTICLE I

OFFICES

Section 1. Registered Office. The registered office of the corporation in the State of Delaware shall be in the City of Wilmington, County of New Castle.

Section 2. Other Offices. The corporation shall also have and maintain an office or principal place of business at such place as may be fixed by the Board of Directors, and may also have offices at such other places, both within and without the State of Delaware, as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II

CORPORATE SEAL

Section 3. Corporate Seal. The Board of Directors may adopt a corporate seal. The corporate seal shall consist of a die bearing the name of the corporation and the inscription, “Corporate Seal-Delaware.” Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE III

STOCKHOLDERS’ MEETINGS

Section 4. Place of Meetings. Meetings of the stockholders of the corporation may be held at such place, either within or without the State of Delaware, as may be determined from time to time by the Board of Directors. The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as provided under the Delaware General Corporation Law (“DGCL”).

1.

Section 5. Annual Meeting.

(a) The annual meeting of the stockholders of the corporation, for the purpose of election of directors and for such other business as may lawfully come before it, shall be held on such date and at such time as may be designated from time to time by the Board of Directors. Nominations of persons for election to the Board of Directors of the corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders: (i) pursuant to the corporation’s notice of meeting of stockholders; (ii) by or at the direction of the Board of Directors; or (iii) by any stockholder of the corporation who was a stockholder of record at the time of giving of notice provided for in the following paragraph, who is entitled to vote at the meeting and who complied with the notice procedures set forth in Section 5.

(b) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of Section 5(a) of these Bylaws, (i) the stockholder must have given timely notice thereof in writing to the Secretary of the corporation, (ii) such other business must be a proper matter for stockholder action under the DGCL, (iii) if the stockholder, or the beneficial owner on whose behalf any such proposal or nomination is made, has provided the corporation with a Solicitation Notice (as defined in this Section 5(b)), such stockholder or beneficial owner must, in the case of a proposal, have delivered a proxy statement and form of proxy to holders of at least the percentage of the corporation’s voting shares required under applicable law to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of the corporation’s voting shares reasonably believed by such stockholder or beneficial owner to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder, and must, in either case, have included in such materials the Solicitation Notice, and (iv) if no Solicitation Notice relating thereto has been timely provided pursuant to this section, the stockholder or beneficial owner proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice under this Section 5. To be timely, a stockholder’s notice shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced more than thirty (30) days prior to or delayed by more than thirty (30) days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder’s notice as described above. Such stockholder’s notice shall set forth:

2.

(A) as to each person whom the stockholder proposed to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “1934 Act”) and Rule 14a-4(d) thereunder (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the corporation’s books, and of such beneficial owner, (ii) the class and number of shares of the corporation which are owned beneficially and of record by such stockholder and such beneficial owner, and (iii) whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of the proposal, at least the percentage of the corporation’s voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the corporation’s voting shares to elect such nominee or nominees (an affirmative statement of such intent, a “Solicitation Notice”).

(c) Notwithstanding anything in the second sentence of Section 5(b) of these Bylaws to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the corporation at least one hundred (100) days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by this Section 5 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the corporation.

(d) Only such persons who are nominated in accordance with the procedures set forth in this Section 5 shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 5. Except as otherwise provided by law, the Chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made, or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, to declare that such defective proposal or nomination shall not be presented for stockholder action at the meeting and shall be disregarded.

(e) Notwithstanding the foregoing provisions of this Section 5, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholders’ meeting, stockholders must provide notice as required by the regulations promulgated under the 1934 Act. Nothing in these Bylaws shall be deemed to affect any rights of stockholders to request inclusion of proposals in the corporation proxy statement pursuant to Rule 14a-8 under the 1934 Act.

3.

(f) For purposes of this Section 5, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the 1934 Act.

Section 6. Special Meetings.

(a) Special meetings of the stockholders of the corporation may be called, for any purpose or purposes, by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer, or (iii) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption) or (iv) by the holders of shares entitled to cast not less than ten percent (10%) of the votes at the meeting, and shall be held at such place, on such date, and at such time as the Board of Directors shall fix.

(b) If a special meeting is properly called by any person or persons other than the Board of Directors, the request shall be in writing, specifying the general nature of the business proposed to be transacted, and shall be delivered personally or sent by certified or registered mail, return receipt requested, or by telegraphic or other facsimile transmission to the Chairman of the Board of Directors, the Chief Executive Officer, or the Secretary of the corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The Board of Directors shall determine the time and place of such special meeting, which shall be held not less than thirty-five (35) nor more than one hundred twenty (120) days after the date of the receipt of the request. Upon determination of the time and place of the meeting, the officer receiving the request shall cause notice to be given to the stockholders entitled to vote, in accordance with the provisions of Section 7 of these Bylaws. Nothing contained in this paragraph (b) shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

Section 7. Notice of Meetings. Except as otherwise provided by law, notice, given in writing or by electronic transmission, of each meeting of stockholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, if any, date and hour, in the case of special meetings, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at any such meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the corporation. Notice of the time, place, if any, and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof or by electronic transmission by such person, either before or after such meeting, and will be waived by any stockholder by his attendance thereat in person, by remote communication, if applicable, or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

4.

Section 8. Quorum. At all meetings of stockholders, except where otherwise provided by statute or by the Certificate of Incorporation, or by these Bylaws, the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chairman of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Except as otherwise provided by statute, or by the Certificate of Incorporation or these Bylaws, in all matters other than the election of directors, the affirmative vote of a majority of shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the subject matter shall be the act of the stockholders. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, directors shall be elected by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the election of directors. Where a separate vote by a class or classes or series is required, except where otherwise provided by the statute or by the Certificate of Incorporation or these Bylaws, a majority of the outstanding shares of such class or classes or series, present in person, by remote communication, if applicable, or represented by proxy duly authorized, shall constitute a quorum entitled to take action with respect to that vote on that matter. Except where otherwise provided by statute or by the Certificate of Incorporation or these Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of shares of such class or classes or series present in person, by remote communication, if applicable, or represented by proxy at the meeting shall be the act of such class or classes or series.

Section 9. Adjournment and Notice of Adjourned Meetings. Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the chairman of the meeting or by the vote of a majority of the shares present in person, by remote communication, if applicable, or represented by proxy. When a meeting is adjourned to another time or place, if any, notice need not be given of the adjourned meeting if the time and place, if any, thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

5.

Section 10. Voting Rights. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the corporation on the record date, as provided in Section 12 of these Bylaws, shall be entitled to vote at any meeting of stockholders. Every person entitled to vote or execute consents shall have the right to do so either in person, by remote communication, if applicable, or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a stockholder. No proxy shall be voted after three (3) years from its date of creation unless the proxy provides for a longer period.

Section 11. Joint Owners of Stock. If shares or other securities having voting power stand of record in the names of two (2) or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two (2) or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect: (a) if only one (1) votes, his act binds all; (b) if more than one (1) votes, the act of the majority so voting binds all; (c) if more than one (1) votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the Delaware Court of Chancery for relief as provided in the DGCL, Section 217(b). If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even-split for the purpose of subsection (c) shall be a majority or even-split in interest.

Section 12. List of Stockholders. The Secretary shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. The list shall be open to examination of any stockholder during the time of the meeting as provided by law.

Section 13. Action Without Meeting.

(a) Unless otherwise provided in the Certificate of Incorporation, any action required by statute to be taken at any annual or special meeting of the stockholders, or any action which may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, or by electronic transmission setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

6.

(b) Every written consent or electronic transmission shall bear the date of signature of each stockholder who signs the consent, and no written consent or electronic transmission shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated consent delivered to the corporation in the manner herein required, written consents or electronic transmissions signed by a sufficient number of stockholders to take action are delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested.

(c) Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing or by electronic transmission and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of stockholders to take action were delivered to the corporation as provided in Section 228(c) of the DGCL. If the action which is consented to is such as would have required the filing of a certificate under any section of the DGCL if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of stockholders, that written consent has been given in accordance with Section 228 of the DGCL.

(d) A telegram, cablegram or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this section, provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the corporation can determine (i) that the telegram, cablegram or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder and (ii) the date on which such stockholder or proxyholder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. The date on which such telegram, cablegram or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the corporation by delivery to its registered office in the state of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation’s registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the foregoing limitations on delivery, consents given by telegram, cablegram or other electronic transmission may be otherwise delivered to the principal place of business of the corporation or to an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded if, to the extent and in the manner provided by resolution of the board of directors of the corporation. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

7.

Section 14. Organization.

(a) At every meeting of stockholders, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the President, or, if the President is absent, a chairman of the meeting chosen by a majority in interest of the stockholders entitled to vote, present in person or by proxy, shall act as chairman. The Secretary, or, in his absence, an Assistant Secretary directed to do so by the President, shall act as secretary of the meeting.

(b) The Board of Directors of the corporation shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the corporation and their duly authorized and constituted proxies and such other persons as the chairman shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE IV

DIRECTORS

Section 15. Number and Term of Office. The authorized number of directors of the corporation shall be fixed by the Board of Directors from time to time. Directors need not be stockholders unless so required by the Certificate of Incorporation. If for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient.

Section 16. Powers. The powers of the corporation shall be exercised, its business conducted and its property controlled by the Board of Directors, except as may be otherwise provided by statute or by the Certificate of Incorporation.

8.

Section 17. Term of Directors. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, directors shall be elected at each annual meeting of stockholders for a term of one year. Each director shall serve until his successor is duly elected and qualified or until his death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

Section 18. Vacancies. Unless otherwise provided in the Certificate of Incorporation, and subject to the rights of the holders of any series of Preferred Stock, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified. A vacancy in the Board of Directors shall be deemed to exist under this Bylaw in the case of the death, removal or resignation of any director.

Section 19. Resignation. Any director may resign at any time by delivering his or her notice in writing or by electronic transmission to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board of Directors. If no such specification is made, it shall be deemed effective at the pleasure of the Board of Directors. When one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each Director so chosen shall hold office for the unexpired portion of the term of the Director whose place shall be vacated and until his successor shall have been duly elected and qualified.

Section 20. Removal. Subject to any limitations imposed by applicable law, the Board of Directors or any director may be removed from office at any time (i) with cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation entitled to vote generally at an election of directors or (ii) without cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation, entitled to vote generally at an election of directors.

Section 21. Meetings

(a) Regular Meetings. Unless otherwise restricted by the Certificate of Incorporation, regular meetings of the Board of Directors may be held at any time or date and at any place within or without the State of Delaware which has been designated by the Board of Directors and publicized among all directors, either orally or in writing, including a voice-messaging system or other system designated to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means. No further notice shall be required for a regular meeting of the Board of Directors.

9.

(b) Special Meetings. Unless otherwise restricted by the Certificate of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Delaware whenever called by the Chairman of the Board, the President or any two of the directors.

(c) Meetings by Electronic Communications Equipment. Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d) Notice of Special Meetings. Notice of the time and place of all special meetings of the Board of Directors shall be orally or in writing, by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means, during normal business hours, at least twenty-four (24) hours before the date and time of the meeting. If notice is sent by US mail, it shall be sent by first class mail, postage prepaid at least three (3) days before the date of the meeting. Notice of any meeting may be waived in writing or by electronic transmission at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(e) Waiver of Notice. The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present who did not receive notice shall sign a written waiver of notice or shall waive notice by electronic transmission. All such waivers shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 22. Quorum and Voting.

(a) Unless the Certificate of Incorporation requires a greater number, a quorum of the Board of Directors shall consist of a majority of the exact number of directors fixed from time to time by the Board of Directors in accordance with the Certificate of Incorporation; provided, however, at any meeting, whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting.

(b) At each meeting of the Board of Directors at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by law, the Certificate of Incorporation or these Bylaws.

10.

Section 23. Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing or writings or transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 24. Fees and Compensation. Directors shall be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

Section 25. Committees.

(a) Executive Committee. The Board of Directors may appoint an Executive Committee to consist of one (1) or more members of the Board of Directors. The Executive Committee, to the extent permitted by law and provided in the resolution of the Board of Directors shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopting, amending or repealing any bylaw of the corporation.

(b) Other Committees. The Board of Directors may, from time to time, appoint such other committees as may be permitted by law. Such other committees appointed by the Board of Directors shall consist of one (1) or more members of the Board of Directors and shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event shall any such committee have the powers denied to the Executive Committee in these Bylaws.

(c) Term. The Board of Directors, subject to any requirements of any outstanding series of Preferred Stock and the provisions of subsections (a) or (b) of this Bylaw may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member shall terminate on the date of his death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any committee vacancy

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created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(d) Meetings. Unless the Board of Directors shall otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section 25 shall be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place which has been determined from time to time by such committee, and may be called by any director who is a member of such committee, upon notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Unless otherwise provided by the Board of Directors in the resolutions authorizing the creation of the committee, a majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee.

Section 26. Organization. At every meeting of the directors, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the President, or if the President is absent, the most senior Vice President, (if a director) or, in the absence of any such person, a chairman of the meeting chosen by a majority of the directors present, shall preside over the meeting. The Secretary, or in his absence, any Assistant Secretary directed to do so by the President, shall act as secretary of the meeting.

ARTICLE V

OFFICERS

Section 27. Officers Designated. The officers of the corporation shall include, if and when designated by the Board of Directors, the Chairman of the Board of Directors, the Chief Executive Officer, the President, one or more Vice Presidents, the Secretary, the Chief Financial Officer, the Treasurer and the Controller, all of whom shall be elected at the annual organizational meeting of the Board of Directors. The

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Board of Directors may also appoint one or more Assistant Secretaries, Assistant Treasurers, Assistant Controllers and such other officers and agents with such powers and duties as it shall deem necessary. The Board of Directors may assign such additional titles to one or more of the officers as it shall deem appropriate. Any one person may hold any number of offices of the corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the corporation shall be fixed by or in the manner designated by the Board of Directors.

Section 28. Tenure and Duties of Officers.

(a) General. All officers shall hold office at the pleasure of the Board of Directors and until their successors shall have been duly elected and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors.

(b) Duties of Chairman of the Board of Directors. The Chairman of the Board of Directors, when present, shall preside at all meetings of the stockholders and the Board of Directors. The Chairman of the Board of Directors shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. If there is no President, then the Chairman of the Board of Directors shall also serve as the Chief Executive Officer of the corporation and shall have the powers and duties prescribed in paragraph (c) of this Section 28.

(c) Duties of President. The President shall preside at all meetings of the stockholders and at all meetings of the Board of Directors, unless the Chairman of the Board of Directors has been appointed and is present. Unless some other officer has been elected Chief Executive Officer of the corporation, the President shall be the chief executive officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. The President shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

(d) Duties of Vice Presidents. The Vice Presidents may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant. The Vice Presidents shall perform other duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(e) Duties of Secretary. The Secretary shall attend all meetings of the stockholders and of the Board of Directors and shall record all acts and proceedings thereof in the minute book of the corporation. The Secretary shall give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of

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the Board of Directors and any committee thereof requiring notice. The Secretary shall perform all other duties provided for in these Bylaws and other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. The President may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(f) Duties of Chief Financial Officer. The Chief Financial Officer shall keep or cause to be kept the books of account of the corporation in a thorough and proper manner and shall render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the President. The Chief Financial Officer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the corporation. The Chief Financial Officer shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time. The President may direct the Treasurer or any Assistant Treasurer, or the Controller or any Assistant Controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

Section 29. Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 30. Resignations. Any officer may resign at any time by giving notice in writing or by electronic transmission notice to the Board of Directors or to the President or to the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the corporation under any contract with the resigning officer.

Section 31. Removal. Any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written consent of the directors in office at the time, or by any committee or superior officers upon whom such power of removal may have been conferred by the Board of Directors.

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ARTICLE VI

EXECUTION OF CORPORATE INSTRUMENTS AND VOTING

OF SECURITIES OWNED BY THE CORPORATION

Section 32. Execution of Corporate Instruments. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the corporation any corporate instrument or document, or to sign on behalf of the corporation the corporate name without limitation, or to enter into contracts on behalf of the corporation, except where otherwise provided by law or these Bylaws, and such execution or signature shall be binding upon the corporation.

All checks and drafts drawn on banks or other depositaries on funds to the credit of the corporation or in special accounts of the corporation shall be signed by such person or persons as the Board of Directors shall authorize so to do.

Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 33. Voting of Securities Owned by the Corporation. All stock and other securities of other corporations owned or held by the corporation for itself, or for other parties in any capacity, shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chairman of the Board of Directors, the Chief Executive Officer, the President, or any Vice President. )

ARTICLE VII

SHARES OF STOCK

Section 34. Form and Execution of Certificates. Certificates for the shares of stock of the corporation shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock in the corporation shall be entitled to have a certificate signed by or in the name of the corporation by the Chairman of the Board of Directors, or the President or any Vice President and by the Treasurer or Assistant Treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by him in the corporation. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he were such officer, transfer agent, or registrar at the date of issue. Each certificate shall state upon the face or back thereof, in full or in summary, all of the powers, designations, preferences, and rights, and the limitations or restrictions of the shares authorized to be issued or shall, except as otherwise required by law, set forth on the face or back a statement that the corporation will furnish without charge to each stockholder who so requests the powers,

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designations, preferences and relative, participating, optional, or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to this section or otherwise required by law or with respect to this section a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

Section 35. Lost Certificates. A new certificate or certificates shall be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or the owner’s legal representative, to agree to indemnify the corporation in such manner as it shall require or to give the corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

Section 36. Transfers.

(a) Transfers of record of shares of stock of the corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and upon the surrender of a properly endorsed certificate or certificates for a like number of shares.

(b) The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

Section 37. Fixing Record Dates.

(a) In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, subject to applicable law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

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(b) In order that the corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. Any stockholder of record seeking to have the stockholders authorize or take corporate action by written consent shall, by written notice to the Secretary, request the Board of Directors to fix a record date. The Board of Directors shall promptly, but in all events within ten (10) days after the date on which such a request is received, adopt a resolution fixing the record date. If no record date has been fixed by the Board of Directors within ten (10) days of the date on which such a request is received, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 38. Registered Stockholders. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

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ARTICLE VIII

OTHER SECURITIES OF THE CORPORATION

Section 39. Execution of Other Securities. All bonds, debentures and other corporate securities of the corporation, other than stock certificates (covered in Section 34), may be signed by the Chairman of the Board of Directors, the President or any Vice President, or such other person as may be authorized by the Board of Directors, and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Chief Financial Officer or Treasurer or an Assistant Treasurer; provided, however, that where any such bond, debenture or other corporate security shall be authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Treasurer or an Assistant Treasurer of the corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon or on any such interest coupon, shall have ceased to be such officer before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the corporation.

ARTICLE IX

DIVIDENDS

Section 40. Declaration of Dividends. Dividends upon the capital stock of the corporation, subject to the provisions of the Certificate of Incorporation and applicable law, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation and applicable law.

Section 41. Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the Board of Directors shall think conducive to the interests of the corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

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ARTICLE X

FISCAL YEAR

Section 42. Fiscal Year. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

ARTICLE XI

INDEMNIFICATION

Section 43. Indemnification of Directors, Executive Officers, Other Officers, Employees and Other Agents.

(a) Directors and Executive Officers. The corporation shall indemnify its directors and executive officers (for the purposes of this Article XI, “executive officers” shall have the meaning defined in Rule 3b-7 promulgated under the 1934 Act) to the fullest extent not prohibited by the DGCL or any other applicable law; provided, however, that the corporation may modify the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the corporation shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the Delaware General Corporation Law or any other applicable law or (iv) such indemnification is required to be made under subsection (d).

(b) Other Officers, Employees and Other Agents. The corporation shall have power to indemnify its other officers, employees and other agents as set forth in the DGCL or any other applicable law. The Board of Directors shall have the power to delegate the determination of whether indemnification shall be given to any such person, except executive officers, to such officers or other persons as the Board of Directors shall determine.

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(c) Expenses. The corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or executive officer, of the corporation, or is or was serving at the request of the corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or executive officer in connection with such proceeding, provided, however, that, if the DGCL requires, an advancement of expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this Section 43 or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Bylaw, no advance shall be made by the corporation to an executive officer of the corporation (except by reason of the fact that such executive officer is or was a director of the corporation, in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by a majority vote of a quorum consisting of directors who were not parties to the proceeding, even if not a quorum, or (ii) by a committee of such directors designated by a majority of such directors, even though less than a quorum, or (iii) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.

(d) Enforcement. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and executive officers under this Bylaw shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the corporation and the director or executive officer. Any right to indemnification or advances granted by this Bylaw to a director or executive officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting the claim. In connection with any claim for indemnification, the corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the DGCL or any other applicable law for the corporation to indemnify the claimant for the amount claimed. In connection with any claim by an executive officer of the corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such executive officer is or was a director of the corporation) for advances, the corporation shall be entitled to raise a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his conduct was lawful. Neither the

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failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the DGCL or any other applicable law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct. In any suit brought by a director or executive officer to enforce a right to indemnification or to an advancement of expenses hereunder, the burden of proving that the director or executive officer is not entitled to be indemnified, or to such advancement of expenses, under this Article XI or otherwise shall be on the corporation.

(e) Non-Exclusivity of Rights. The rights conferred on any person by this Bylaw shall not be exclusive of any other right which such person may have or hereafter acquire under any applicable statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the DGCL or any other applicable law.

(f) Survival of Rights. The rights conferred on any person by this Bylaw shall continue as to a person who has ceased to be a director or executive officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(g) Insurance. To the fullest extent permitted by the DGCL, or any other applicable law, the corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Bylaw.

(h) Amendments. Any repeal or modification of this Bylaw shall only be prospective and shall not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the corporation.

(i) Saving Clause. If this Bylaw or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each director and executive officer to the full extent not prohibited by any applicable portion of this Bylaw that shall not have been invalidated, or by any other applicable law. If this Section 43 shall be invalid due to the application of the indemnification provisions of another jurisdiction, then the corporation shall indemnify each director and executive officer to the full extent under applicable law.

(j) Certain Definitions. For the purposes of this Bylaw, the following definitions shall apply:

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(1) The term “proceeding” shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(2) The term “expenses” shall be broadly construed and shall include, without limitation, court costs, attorneys’ fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

(3) The term the “corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Bylaw with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(4) References to a “director,” “executive officer,” “officer,” “employee,” or “agent” of the corporation shall include, without limitation, situations where such person is serving at the request of the corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

(5) References to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this Bylaw.

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ARTICLE XII

NOTICES

Section 44. Notices.

(a) Notice to Stockholders. Written notice to stockholders of stockholder meetings shall be given as provided in Section 7 herein. Without limiting the manner by which notice may otherwise be given effectively to stockholders under any agreement or contract with such stockholder, and except as otherwise required by law, written notice to stockholders for purposes other than stockholder meetings may be sent by United States mail or nationally recognized overnight courier, or by facsimile, telegraph or telex or by electronic mail or other electronic means.

(b) Notice to Directors. Any notice required to be given to any director may be given by the method stated in subsection (a), or as provided for in Section 21 of these Bylaws. If such notice is not delivered personally, it shall be sent to such address as such director shall have filed in writing with the Secretary, or, in the absence of such filing, to the last known post office address of such director.

(c) Affidavit of Mailing. An affidavit of mailing, executed by a duly authorized and competent employee of the corporation or its transfer agent appointed with respect to the class of stock affected or other agent, specifying the name and address or the names and addresses of the stockholder or stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall in the absence of fraud, be prima facie evidence of the facts therein contained.

(d) Methods of Notice. It shall not be necessary that the same method of giving notice be employed in respect of all recipients of notice, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(e) Notice to Person with Whom Communication Is Unlawful. Whenever notice is required to be given, under any provision of law or of the Certificate of Incorporation or Bylaws of the corporation, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

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ARTICLE XIII

AMENDMENTS

Section 45. Amendments. The Board of Directors is expressly empowered to adopt, amend or repeal Bylaws of the corporation. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by the Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the Bylaws of the corporation.

ARTICLE XIV

RIGHT OF FIRST REFUSAL

Section 46. Right of First Refusal. No stockholder shall sell, assign, pledge, or in any manner transfer any of the shares of common stock (except shares of common stock issued or issuable upon conversion of the Series A Convertible Redeemable Preferred Stock, the Series B Convertible Redeemable Preferred Stock, the Series C Convertible Redeemable Preferred Stock, the Series D Convertible Redeemable Preferred Stock or the Series E Convertible Redeemable Preferred Stock) of the corporation or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth in this bylaw:

(a) If the stockholder desires to sell or otherwise transfer any of his shares of common stock, then the stockholder shall first give written notice thereof to the corporation. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

(b) For thirty (30) days following receipt of such notice, the corporation shall have the option to purchase the shares specified in the notice at the price and upon the terms set forth in such notice; provided, however, that, with the consent of the stockholder, the corporation shall have the option to purchase a lesser portion of the shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Section 46, the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Board of Directors. In the event the corporation elects to purchase all of the shares or, with consent of the stockholder, a lesser portion of the shares, it shall give written notice to the transferring stockholder of its election and settlement for said shares shall be made as provided below in paragraph (d).

(c) The corporation may assign its rights hereunder.

(d) In the event the corporation and/or its assignee(s) elect to acquire any of the shares of the transferring stockholder as specified in said transferring stockholder’s notice, the Secretary of the corporation shall so notify the transferring stockholder and settlement thereof shall be made in cash within thirty (30) days after the Secretary of the corporation receives said transferring stockholder’s notice; provided that if the terms of payment set forth in said transferring stockholder’s notice were other than cash against delivery, the corporation and/or its assignee(s) shall pay for said shares on the same terms and conditions set forth in said transferring stockholder’s notice.

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(e) In the event the corporation and/or its assignees(s) do not elect to acquire all of the shares specified in the transferring stockholder’s notice, said transferring stockholder may, within the sixty-day period following the expiration of the option rights granted to the corporation and/or its assignees(s) herein, transfer the shares specified in said transferring stockholder’s notice which were not acquired by the corporation and/or its assignees(s) as specified in said transferring stockholder’s notice. All shares so sold by said transferring stockholder shall continue to be subject to the provisions of this bylaw in the same manner as before said transfer.

(f) Anything to the contrary contained herein notwithstanding, the following transactions shall be exempt from the provisions of this bylaw:

(1) A stockholder’s transfer of any or all shares held either during such stockholder’s lifetime or on death by will or intestacy to such stockholder’s immediate family or to any custodian or trustee for the account of such stockholder or such stockholder’s immediate family or to any limited partnership of which the stockholder, members of such stockholder’s immediate family or any trust for the account of such stockholder or such stockholder’s immediate family will be the general of limited partner(s) of such partnership. “Immediate family” as used herein shall mean spouse, lineal descendant, father, mother, brother, or sister of the stockholder making such transfer.

(2) A stockholder’s bona fide pledge or mortgage of any shares with a commercial lending institution, provided that any subsequent transfer of said shares by said institution shall be conducted in the manner set forth in this bylaw.

(3) A stockholder’s transfer of any or all of such stockholder’s shares to the corporation or to any other stockholder of the corporation.

(4) A stockholder’s transfer of any or all of such stockholder’s shares to a person who, at the time of such transfer, is an officer or director of the corporation.

(5) A corporate stockholder’s transfer of any or all of its shares pursuant to and in accordance with the terms of any merger, consolidation, reclassification of shares or capital reorganization of the corporate stockholder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate stockholder.

(6) A corporate stockholder’s transfer of any or all of its shares to any or all of its stockholders.

(7) A transfer by a stockholder which is a limited or general partnership to any or all of its partners or former partners.

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In any such case, the transferee, assignee, or other recipient shall receive and hold such stock subject to the provisions of this bylaw, and there shall be no further transfer of such stock except in accord with this bylaw.

(g) The provisions of this bylaw may be waived with respect to any transfer either by the corporation, upon duly authorized action of its Board of Directors, or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation (excluding the votes represented by those shares to be transferred by the transferring stockholder). This bylaw may be amended or repealed either by a duly authorized action of the Board of Directors or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation.

(h) Any sale or transfer, or purported sale or transfer, of securities of the corporation shall be null and void unless the terms, conditions, and provisions of this bylaw are strictly observed and followed.

(i) The foregoing right of first refusal shall terminate on either of the following dates, whichever shall first occur:

(1) On June 2, 2013; or

(2) Upon the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the United States Securities and Exchange Commission under the Securities Act of 1933, as amended.

(j) The certificates representing shares of common stock of the corporation shall bear on their face the following legend so long as the foregoing right of first refusal remains in effect:

“THE SHARES REPRESENTED BY THIS CERTIFICATE ARE

SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN

FAVOR OF THE CORPORATION AND/OR ITS ASSIGNEE(S),

AS PROVIDED IN THE BYLAWS OF THE CORPORATION.”

ARTICLE XV

LOANS TO OFFICERS

Section 47. Loans to Officers. The corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiaries, including any officer or employee who is a Director of the corporation or its subsidiaries, whenever, in the judgment of the Board of Directors, such loan, guarantee or assistance may reasonably be expected to benefit the corporation. The loan, guarantee or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in these Bylaws shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

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EXHIBIT 3.5

AMENDED AND RESTATED BYLAWS

OF

GLOBEIMMUNE, INC.

(A DELAWARE CORPORATION)

i.

CONTINUED

ii.

AMENDED AND RESTATED BYLAWS

OF

GLOBEIMMUNE, INC.

(A DELAWARE CORPORATION)

ARTICLE I

OFFICES

Section 1. Registered Office. The registered office of the corporation in the State of Delaware shall be in the City of Wilmington, County of New Castle.

Section 2. Other Offices. The corporation shall also have and maintain an office or principal place of business at such place as may be fixed by the Board of Directors, and may also have offices at such other places, both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II

CORPORATE SEAL

Section 3. Corporate Seal. The Board of Directors may adopt a corporate seal. The corporate seal shall consist of a die bearing the name of the corporation and the inscription, “Corporate Seal-Delaware.” Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE III

STOCKHOLDERS’ MEETINGS

Section 4. Place Of Meetings. Meetings of the stockholders of the corporation may be held at such place, either within or without the State of Delaware, as may be determined from time to time by the Board of Directors. The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as provided under the Delaware General Corporation Law (“DGCL”).

Section 5. Annual Meetings.

(a) The annual meeting of the stockholders of the corporation, for the purpose of election of directors and for such other business as may properly come before it, shall be held on such date and at such time as may be designated from time to time by the Board of Directors.

1.

Nominations of persons for election to the Board of Directors of the corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders: (i) pursuant to the corporation’s notice of meeting of stockholders (with respect to business other than nominations); (ii) brought specifically by or at the direction of the Board of Directors; or (iii) by any stockholder of the corporation who was a stockholder of record at the time of giving the stockholder’s notice provided for in Section 5(b) below, who is entitled to vote at the meeting and who complied with the notice procedures set forth in Section 5. For the avoidance of doubt, clause (iii) above shall be the exclusive means for a stockholder to make nominations and submit other business (other than matters properly included in the corporation’s notice of meeting of stockholders and proxy statement under Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “1934 Act”)) before an annual meeting of stockholders.

(b) At an annual meeting of the stockholders, only such business shall be conducted as is a proper matter for stockholder action under Delaware law and as shall have been properly brought before the meeting in accordance with the procedures below.

(i) For nominations for the election to the Board of Directors to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of Section 5(a) of these Bylaws, the stockholder must deliver written notice to the Secretary at the principal executive offices of the corporation on a timely basis as set forth in Section 5(b)(iii) and must update and supplement such written notice on a timely basis as set forth in Section 5(c). Such stockholder’s notice shall set forth: (A) as to each nominee such stockholder proposes to nominate at the meeting: (1) the name, age, business address and residence address of such nominee, (2) the principal occupation or employment of such nominee, (3) the class and number of shares of each class of capital stock of the corporation that are owned of record and beneficially by such nominee, (4) the date or dates on which such shares were acquired and the investment intent of such acquisition, (5) with respect to each nominee for election or re-election to the Board of Directors, include a completed and signed questionnaire, representation and agreement required by Section 5(e) of these Bylaws, and (6) such other information concerning such nominee as would be required to be disclosed in a proxy statement soliciting proxies for the election of such nominee as a director in an election contest (even if an election contest is not involved), or that is otherwise required to be disclosed pursuant to Section 14 of the 1934 Act and the rules and regulations promulgated thereunder (including such person’s written consent to being named as a nominee and to serving as a director if elected); and (B) the information required by Section 5(b)(iv). The corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as an independent director of the corporation or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such proposed nominee.

(ii) Other than proposals sought to be included in the corporation’s proxy materials pursuant to Rule 14(a)-8 under the 1934 Act, for business other than nominations for the election to the Board of Directors to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of Section 5(a) of these Bylaws, the stockholder must deliver written notice to the Secretary at the principal executive offices of the corporation

2.

on a timely basis as set forth in Section 5(b)(iii), and must update and supplement such written notice on a timely basis as set forth in Section 5(c). Such stockholder’s notice shall set forth: (A) as to each matter such stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting, and any material interest (including any anticipated benefit of such business to any Proponent (as defined below) other than solely as a result of its ownership of the corporation’s capital stock, that is material to any Proponent individually, or to the Proponents in the aggregate) in such business of any Proponent; and (B) the information required by Section 5(b)(iv).

(iii) To be timely, the written notice required by Section 5(b)(i) or 5(b)(ii) must be received by the Secretary at the principal executive offices of the corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that, subject to the last sentence of this Section 5(b)(iii), in the event that the date of the annual meeting is advanced more than thirty (30) days prior to or delayed by more than thirty (30) days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so received not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made. In no event shall an adjournment or a postponement of an annual meeting for which notice has been given, or the public announcement thereof has been made, commence a new time period for the giving of a stockholder’s notice as described above.

(iv) The written notice required by Section 5(b)(i) or 5(b)(ii) shall also set forth, as of the date of the notice and as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (each, a “Proponent” and collectively, the “Proponents”): (A) the name and address of each Proponent, as they appear on the corporation’s books; (B) the class, series and number of shares of the corporation that are owned beneficially and of record by each Proponent; (C) a description of any agreement, arrangement or understanding (whether oral or in writing) with respect to such nomination or proposal between or among any Proponent and any of its affiliates or associates, and any others (including their names) acting in concert, or otherwise under the agreement, arrangement or understanding, with any of the foregoing; (D) a representation that the Proponents are holders of record or beneficial owners, as the case may be, of shares of the corporation entitled to vote at the meeting and intend to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice (with respect to a notice under Section 5(b)(i)) or to propose the business that is specified in the notice (with respect to a notice under Section 5(b)(ii)); (E) a representation as to whether the Proponents intend to deliver a proxy statement and form of proxy to holders of a sufficient number of holders of the corporation’s voting shares to elect such nominee or nominees (with respect to a notice under Section 5(b)(i)) or to carry such proposal (with respect to a notice under Section 5(b)(ii)); (F) to the extent known by any Proponent, the name and address of any other stockholder supporting the proposal on the date of such stockholder’s notice; and (G) a description of all Derivative Transactions (as defined below) by each Proponent during the previous twelve (12) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions.

3.

For purposes of Sections 5 and 6, a “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proponent or any of its affiliates or associates, whether record or beneficial:

(w) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the corporation,

(x) that otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the corporation,

(y) the effect or intent of which is to mitigate loss, manage risk or benefit of security value or price changes, or

(z) that provides the right to vote or increase or decrease the voting power of, such Proponent, or any of its affiliates or associates, with respect to any securities of the corporation,

which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proponent in the securities of the corporation held by any general or limited partnership, or any limited liability company, of which such Proponent is, directly or indirectly, a general partner or managing member.

(c) A stockholder providing written notice required by Section 5(b)(i) or (ii) shall update and supplement such notice in writing, if necessary, so that the information provided or required to be provided in such notice is true and correct in all material respects as of (i) the record date for the meeting and (ii) the date that is five (5) business days prior to the meeting and, in the event of any adjournment or postponement thereof, five (5) business days prior to such adjourned or postponed meeting. In the case of an update and supplement pursuant to clause (i) of this Section 5(c), such update and supplement shall be received by the Secretary at the principal executive offices of the corporation not later than five (5) business days after the record date for the meeting. In the case of an update and supplement pursuant to clause (ii) of this Section 5(c), such update and supplement shall be received by the Secretary at the principal executive offices of the corporation not later than two (2) business days prior to the date for the meeting, and, in the event of any adjournment or postponement thereof, two (2) business days prior to such adjourned or postponed meeting.

(d) Notwithstanding anything in Section 5(b)(iii) to the contrary, in the event that the number of directors of the Board of Directors of the corporation is increased and there is no public announcement of the appointment of a director, or, if no appointment was made, of the vacancy, made by the corporation at least ten (10) days before the last day a stockholder may

4.

deliver a notice of nomination in accordance with Section 5(b)(iii), a stockholder’s notice required by this Section 5 and that complies with the requirements in Section 5(b)(i), other than the timing requirements in Section 5(b)(iii), shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be received by the Secretary at the principal executive offices of the corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the corporation.

(e) To be eligible to be a nominee for election or re-election as a director of the corporation pursuant to a nomination under clause (iii) of Section 5(a), such proposed nominee or a person on such proposed nominee’s behalf must deliver (in accordance with the time periods prescribed for delivery of notice under Section 5(b)(iii) or 5(d), as applicable) to the Secretary at the principal executive offices of the corporation a written questionnaire with respect to the background and qualification of such proposed nominee and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written request) that such person (i) is not and will not become a party to (A) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the corporation in the questionnaire or (B) any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a director of the corporation, with such person’s fiduciary duties under applicable law; (ii) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director of the corporation that has not been disclosed therein; and (iii) in such person’s individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the corporation, and will comply with, all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the corporation.

(f) A person shall not be eligible for election or re-election as a director unless the person is nominated either in accordance with clause (ii) of Section 5(a), or in accordance with clause (iii) of Section 5(a). Except as otherwise required by law, the chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made, or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, or the Proponent does not act in accordance with the representations in Sections 5(b)(iv)(D) and 5(b)(iv)(E), to declare that such proposal or nomination shall not be presented for stockholder action at the meeting and shall be disregarded, notwithstanding that proxies in respect of such nominations or such business may have been solicited or received.

5.

(g) Notwithstanding the foregoing provisions of this Section 5, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholders’ meeting, a stockholder must also comply with all applicable requirements of the 1934 Act and the rules and regulations thereunder. Nothing in these Bylaws shall be deemed to affect any rights of stockholders to request inclusion of proposals in the corporation’s proxy statement pursuant to Rule 14a-8 under the 1934 Act; provided, however, that any references in these Bylaws to the 1934 Act or the rules and regulations thereunder are not intended to and shall not limit the requirements applicable to proposals and/or nominations to be considered pursuant to Section 5(a)(iii) of these Bylaws.

(h) For purposes of Sections 5 and 6,

(i) “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the 1934 Act; and

(ii) “affiliates” and “associates” shall have the meanings set forth in Rule 405 under the Securities Act of 1933, as amended (the “1933 Act”).

Section 6. Special Meetings.

(a) Special meetings of the stockholders of the corporation may be called, for any purpose as is a proper matter for stockholder action under Delaware law, by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer, or (iii) the Board of Directors pursuant to a resolution adopted by a majority of the authorized number of directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption).

(b) The Board of Directors shall determine the time and place, if any, of such special meeting. Upon determination of the time and place, if any, of the meeting, the Secretary shall cause a notice of meeting to be given to the stockholders entitled to vote, in accordance with the provisions of Section 7 of these Bylaws. No business may be transacted at such special meeting otherwise than specified in the notice of meeting.

(c) Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected (i) by or at the direction of the Board of Directors or (ii) by any stockholder of the corporation who is a stockholder of record at the time of giving notice provided for in this paragraph, who shall be entitled to vote at the meeting and who delivers written notice to the Secretary of the corporation setting forth the information required by Section 5(b)(i). In the event the corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stockholder of record may nominate a person or persons (as the case may be), for election to such position(s) as specified in the corporation’s notice of meeting, if written notice setting forth the information required by Section 5(b)(i) of these Bylaws shall be received by the Secretary at the principal executive offices of the corporation not later than the close of business on the later of the ninetieth (90th) day prior to such meeting or the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. The

6.

stockholder shall also update and supplement such information as required under Section 5(c). In no event shall an adjournment or a postponement of a special meeting for which notice has been given, or the public announcement thereof has been made, commence a new time period for the giving of a stockholder’s notice as described above.

(d) Notwithstanding the foregoing provisions of this Section 6, a stockholder must also comply with all applicable requirements of the 1934 Act and the rules and regulations thereunder with respect to matters set forth in this Section 6. Nothing in these Bylaws shall be deemed to affect any rights of stockholders to request inclusion of proposals in the corporation’s proxy statement pursuant to Rule 14a-8 under the 1934 Act; provided, however, that any references in these Bylaws to the 1934 Act or the rules and regulations thereunder are not intended to and shall not limit the requirements applicable to nominations for the election to the Board of Directors to be considered pursuant to Section 6(c) of these Bylaws.

Section 7. Notice Of Meetings. Except as otherwise provided by law, notice, given in writing or by electronic transmission, of each meeting of stockholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, if any, date and hour, in the case of special meetings, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at any such meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the corporation. Notice of the time, place, if any, and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof, or by electronic transmission by such person, either before or after such meeting, and will be waived by any stockholder by his attendance thereat in person, by remote communication, if applicable, or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Section 8. Quorum. At all meetings of stockholders, except where otherwise provided by statute or by the Certificate of Incorporation, or by these Bylaws, the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the voting power of the shares of stock entitled to vote shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chairman of the meeting or by vote of the holders of a majority of the voting power of the shares represented thereat, but no other business shall be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Except as otherwise provided by statute or by applicable stock exchange rules, or by the Certificate of Incorporation or these Bylaws, in all matters other than the election of directors, the affirmative vote of the holders of a majority of the voting power of the shares present in person, by remote communication, if applicable, or represented by proxy at the meeting and entitled to vote

7.

generally on the subject matter shall be the act of the stockholders. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, directors shall be elected by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy at the meeting and entitled to vote generally on the election of directors. Where a separate vote by a class or classes or series is required, except where otherwise provided by the statute or by the Certificate of Incorporation or these Bylaws, a majority of the outstanding shares of such class or classes or series, present in person, by remote communication, if applicable, or represented by proxy duly authorized, shall constitute a quorum entitled to take action with respect to that vote on that matter. Except where otherwise provided by statute or by the Certificate of Incorporation or these Bylaws, the affirmative vote of the holders of a majority (plurality, in the case of the election of directors) of shares of such class or classes or series present in person, by remote communication, if applicable, or represented by proxy at the meeting shall be the act of such class or classes or series.

Section 9. Adjournment And Notice Of Adjourned Meetings. Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the chairman of the meeting or by the vote of holder of a majority of the voting power of the shares present in person, by remote communication, if applicable, or represented by proxy at the meeting. When a meeting is adjourned to another time or place, if any, notice need not be given of the adjourned meeting if the time and place, if any, thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 10. Voting Rights. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the corporation on the record date, as provided in Section 12 of these Bylaws, shall be entitled to vote at any meeting of stockholders. Every person entitled to vote shall have the right to do so either in person, by remote communication, if applicable, or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a stockholder. No proxy shall be voted after three (3) years from its date of creation unless the proxy provides for a longer period.

Section 11. Joint Owners Of Stock. If shares or other securities having voting power stand of record in the names of two (2) or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two (2) or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect: (a) if only one (1) votes, his act binds all; (b) if more than one (1) votes, the act of the majority so voting binds all; (c) if more than one (1) votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the Delaware Court of Chancery for relief as provided in the DGCL, Section 217(b). If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even-split for the purpose of subsection (c) shall be a majority or even-split in interest.

8.

Section 12. List Of Stockholders. The Secretary shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. The list shall be open to examination of any stockholder during the time of the meeting as provided by law.

Section 13. Action Without Meeting.

No action shall be taken by the stockholders except at an annual or special meeting of stockholders called in accordance with these Bylaws, and no action shall be taken by the stockholders by written consent or by electronic transmission.

Section 14. Organization.

(a) At every meeting of stockholders, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the Chief Executive Officer, or if no Chief Executive Officer is then serving or is absent, the President, or, if the President is absent, a Chairman of the meeting chosen by a majority in interest of the stockholders entitled to vote, present in person or by proxy, shall act as Chairman. The Chairman of the Board may appoint the Chief Executive Officer as Chairman of the meeting. The Secretary, or, in his or her absence, an Assistant Secretary or other officer or other person directed to do so by the Chairman of the meeting, shall act as secretary of the meeting.

(b) The Board of Directors of the corporation shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the corporation and their duly authorized and constituted proxies and such other persons as the chairman shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters that are to be voted on by ballot. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

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ARTICLE IV

DIRECTORS

Section 15. Number And Term Of Office. The authorized number of directors of the corporation shall be fixed in accordance with the Certificate of Incorporation. Directors need not be stockholders unless so required by the Certificate of Incorporation. If for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in these Bylaws.

Section 16. Powers. The powers of the corporation shall be exercised, its business conducted and its property controlled by the Board of Directors, except as may be otherwise provided by statute or by the Certificate of Incorporation.

Section 17. Board of Directors

Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, directors shall be elected at each annual meeting of stockholders to serve until the next annual meeting of stockholders. Each director shall serve until his successor is duly elected and qualified or until his death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

Section 18. Vacancies.

(a) Unless otherwise provided in the Certificate of Incorporation, and subject to the rights of the holders of any series of Preferred Stock, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director, and not by the stockholders, provided, however, that whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the Certificate of Incorporation, vacancies and newly created directorships of such class or classes or series shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected, and not by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified. A vacancy in the Board of Directors shall be deemed to exist under this Bylaw in the case of the death, removal or resignation of any director.

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Section 19. Resignation. Any director may resign at any time by delivering his or her notice in writing or by electronic transmission to the Secretary, such resignation to specify whether it will be effective at a particular time. If no such specification is made, the Secretary, in his or her discretion, may either (a) require confirmation from the director prior to deeming the resignation effective, in which case the resignation will be deemed effective upon receipt of such confirmation, or (b) deem the resignation effective at the time of delivery of the resignation to the Secretary. When one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each Director so chosen shall hold office for the unexpired portion of the term of the Director whose place shall be vacated and until his successor shall have been duly elected and qualified.

Section 20. Removal.

The Board of Directors or any individual director may be removed from office at any time (a) with cause by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of capital stock of the corporation, entitled to vote generally at an election of directors or (b) without cause by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all the then-outstanding shares of the capital stock of the corporation entitled to vote generally at an election of directors.

Section 21. Meetings.

(a) Regular Meetings. Unless otherwise restricted by the Certificate of Incorporation, regular meetings of the Board of Directors may be held at any time or date and at any place within or without the State of Delaware that has been designated by the Board of Directors and publicized among all directors, either orally or in writing, by telephone, including a voice-messaging system or other system designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means. No further notice shall be required for regular meetings of the Board of Directors.

(b) Special Meetings. Unless otherwise restricted by the Certificate of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Delaware whenever called by the Chairman of the Board, the Chief Executive Officer or a majority of the authorized number of directors.

(c) Meetings by Electronic Communications Equipment. Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

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(d) Notice of Special Meetings. Notice of the time and place of all special meetings of the Board of Directors shall be orally or in writing, by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means, during normal business hours, at least twenty-four (24) hours before the date and time of the meeting. If notice is sent by US mail, it shall be sent by first class mail, charges prepaid, at least three (3) days before the date of the meeting. Notice of any meeting may be waived in writing, or by electronic transmission, at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(e) Waiver of Notice. The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though it had been transacted at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present who did not receive notice shall sign a written waiver of notice or shall waive notice by electronic transmission. All such waivers shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 22. Quorum And Voting.

(a) Unless the Certificate of Incorporation requires a greater number, and except with respect to questions related to indemnification arising under Section 45 for which a quorum shall be one-third of the exact number of directors fixed from time to time, a quorum of the Board of Directors shall consist of a majority of the exact number of directors fixed from time to time by the Board of Directors in accordance with the Certificate of Incorporation; provided, however, at any meeting whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting.

(b) At each meeting of the Board of Directors at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by law, the Certificate of Incorporation or these Bylaws.

Section 23. Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing or writings or transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

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Section 24. Fees And Compensation. Directors shall be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors. Nothing herein contained shall be construed to preclude any director from serving the corporation as an officer, agent, employee, or otherwise and receiving compensation therefor.

Section 25. Committees.

(a) Executive Committee. The Board of Directors may appoint an Executive Committee to consist of one (1) or more members of the Board of Directors. The Executive Committee, to the extent permitted by law and provided in a resolution of the Board of Directors shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority in reference to (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopting, amending or repealing any Bylaw of the corporation.

(b) Other Committees. The Board of Directors may, from time to time, appoint such other committees as may be permitted by law. Such other committees appointed by the Board of Directors shall consist of one (1) or more members of the Board of Directors and shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event shall any such committee have the powers denied to the Executive Committee in these Bylaws.

(c) Term. The Board of Directors, subject to any requirements of any outstanding series of Preferred Stock and the provisions of subsections (a) or (b) of this Section 25, may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member shall terminate on the date of his death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(d) Meetings. Unless the Board of Directors shall otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section 25 shall be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place that has been determined from time to time by

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such committee, and may be called by any director who is a member of such committee, upon notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing or by electronic transmission at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Unless otherwise provided by the Board of Directors in the resolutions authorizing the creation of the committee, a majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee.

Section 26. Lead Independent Director. The Chairman of the Board of Directors, or if the Chairman is not an independent director, one of the independent directors, may be designated by the Board of Directors as lead independent director to serve until replaced by the Board of Directors (“Lead Independent Director”). The Lead Independent Director will: with the Chairman of the Board of Directors, establish the agenda for regular Board meetings and serve as chairman of Board of Directors meetings in the absence of the Chairman of the Board of Directors; establish the agenda for meetings of the independent directors; coordinate with the committee chairs regarding meeting agendas and informational requirements; preside over meetings of the independent directors; preside over any portions of meetings of the Board of Directors at which the evaluation or compensation of the Chief Executive Officer is presented or discussed; preside over any portions of meetings of the Board of Directors at which the performance of the Board of Directors is presented or discussed; and perform such other duties as may be established or delegated by the Chairman of the Board of Directors.

Section 27. Organization. At every meeting of the directors, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the Lead Independent Director, or if the Lead Independent Director is absent, the Chief Executive Officer (if a director), or, if a Chief Executive Officer is absent, the President (if a director), or if the President is absent, the most senior Vice President (if a director), or, in the absence of any such person, a chairman of the meeting chosen by a majority of the directors present, shall preside over the meeting. The Secretary, or in his absence, any Assistant Secretary or other officer, director, or other person directed to do so by the President, shall act as secretary of the meeting.

Section 28. Duties of Chairman of the Board of Directors. The Chairperson of the Board of Directors, which position shall not be deemed to be an office of the corporation for the purposes of DGCL Section 142 (and such person shall not be deemed an officer solely by virtue of holding the office of Chairperson), when present, shall preside at all meetings of the Board of Directors. The Chairperson of the Board of Directors shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time. The Chairperson shall be appointed by the Board of Directors and may be removed at any time by the Board of Directors.

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ARTICLE V

OFFICERS

Section 29. Officers Designated. The officers of the corporation shall include, if and when designated by the Board of Directors, the Chief Executive Officer, the President, one or more Vice Presidents, the Secretary, the Chief Financial Officer and the Treasurer. The Board of Directors may also appoint one or more Assistant Secretaries and Assistant Treasurers and such other officers and agents with such powers and duties as it shall deem necessary. The Board of Directors may assign such additional titles to one or more of the officers as it shall deem appropriate. Any one person may hold any number of offices of the corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the corporation shall be fixed by or in the manner designated by the Board of Directors or committee thereof to which the Board of Directors has delegated such responsibility.

Section 30. Tenure And Duties Of Officers.

(a) General. All officers shall hold office at the pleasure of the Board of Directors and until their successors shall have been duly elected and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors.

(b) Duties of Chief Executive Officer. The Chief Executive Officer shall preside at all meetings of the stockholders and at all meetings of the Board of Directors (if a director), unless the Chairman of the Board of Directors or the Lead Independent Director has been appointed and is present. Unless an officer has been appointed Chief Executive Officer of the corporation, the President shall be the chief executive officer of the corporation. The Chief Executive Officer shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. To the extent that a Chief Executive Officer has been appointed and no President has been appointed, all references in these Bylaws to the President shall be deemed references to the Chief Executive Officer. The Chief Executive Officer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time.

(c) Duties of President. The President shall preside at all meetings of the stockholders and at all meetings of the Board of Directors (if a director), unless the Chairman of the Board of Directors, the Lead Independent Director, or the Chief Executive Officer has been appointed and is present. Unless another officer has been appointed Chief Executive Officer of the corporation, the President shall be the chief executive officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. The President shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers, as the Board of Directors (or the Chief Executive Officer, if the Chief Executive Officer and President are not the same person and the Board of Directors has delegated the designation of the President’s duties to the Chief Executive Officer) shall designate from time to time.

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(d) Duties of Vice Presidents. The Vice Presidents may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant (unless the duties of the President are being filled by the Chief Executive Officer). The Vice Presidents shall perform other duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer, or, if the Chief Executive Officer has not been appointed or is absent, the President shall designate from time to time.

(e) Duties of Secretary. The Secretary shall attend all meetings of the stockholders and of the Board of Directors and shall record all acts and proceedings thereof in the minute book of the corporation. The Secretary shall give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary shall perform all other duties provided for in these Bylaws and other duties commonly incident to the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time. The Chief Executive Officer, or if no Chief Executive Officer is then serving, the President, may direct any Assistant Secretary or other officer to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President shall designate from time to time.

(f) Duties of Chief Financial Officer. The Chief Financial Officer shall keep or cause to be kept the books of account of the corporation in a thorough and proper manner and shall render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President. The Chief Financial Officer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the corporation. The Chief Financial Officer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President, shall designate from time to time. To the extent that a Chief Financial Officer has been appointed and no Treasurer has been appointed, all references in these Bylaws to the Treasurer shall be deemed references to the Chief Financial Officer. The President may direct the Treasurer, if any, or any Assistant Treasurer, or the controller or any assistant controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each controller and assistant controller shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(g) Duties of Treasurer. Unless another officer has been appointed Chief Financial Officer of the corporation, the Treasurer shall be the chief financial officer of the corporation and shall keep or cause to be kept the books of account of the corporation in a thorough and proper manner and shall render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President, and, subject to

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the order of the Board of Directors, shall have the custody of all funds and securities of the corporation .. The Treasurer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors, the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President, and the Chief Financial Officer (if not the Treasurer) shall designate from time to time.

Section 31. Delegation Of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 32. Resignations. Any officer may resign at any time by giving notice in writing or by electronic transmission to the Board of Directors or to the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President, or to the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the corporation under any contract with the resigning officer.

Section 33. Removal. Any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written consent of the directors in office at the time, or by any committee or by the Chief Executive Officer or by other superior officers upon whom such power of removal may have been conferred by the Board of Directors.

ARTICLE VI

EXECUTION OF CORPORATE INSTRUMENTS AND VOTING OF SECURITIES

OWNED BY THE CORPORATION

Section 34. Execution Of Corporate Instruments. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the corporation any corporate instrument or document, or to sign on behalf of the corporation the corporate name without limitation, or to enter into contracts on behalf of the corporation, except where otherwise provided by law or these Bylaws, and such execution or signature shall be binding upon the corporation.

All checks and drafts drawn on banks or other depositaries on funds to the credit of the corporation or in special accounts of the corporation shall be signed by such person or persons as the Board of Directors shall authorize so to do.

Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

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Section 35. Voting Of Securities Owned By The Corporation. All stock and other securities of other corporations owned or held by the corporation for itself, or for other parties in any capacity, shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chairman of the Board of Directors, the Chief Executive Officer, the President, or any Vice President.

ARTICLE VII

SHARES OF STOCK

Section 36. Form And Execution Of Certificates. The shares of the corporation shall be represented by certificates, or shall be uncertificated if so provided by resolution or resolutions of the Board of Directors. Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock in the corporation represented by certificate shall be entitled to have a certificate signed by or in the name of the corporation by the Chairman of the Board of Directors, or the President or any Vice President and by the Treasurer or Assistant Treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by him in the corporation. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he were such officer, transfer agent, or registrar at the date of issue.

Section 37. Lost Certificates. A new certificate or certificates shall be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or the owner’s legal representative, to agree to indemnify the corporation in such manner as it shall require or to give the corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

Section 38. Transfers.

(a) Transfers of record of shares of stock of the corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and, in the case of stock represented by certificate, upon the surrender of a properly endorsed certificate or certificates for a like number of shares.

(b) The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

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Section 39. Fixing Record Dates.

(a) In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, subject to applicable law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 40. Registered Stockholders. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VIII

OTHER SECURITIES OF THE CORPORATION

Section 41. Execution Of Other Securities. All bonds, debentures and other corporate securities of the corporation, other than stock certificates (covered in Section 36), may be signed by the Chairman of the Board of Directors, the Chief Executive Officer, the President or any Vice President, or such other person as may be authorized by the Board of Directors, and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Chief Financial Officer or Treasurer or an Assistant Treasurer; provided, however, that where any such bond, debenture or other corporate security shall be authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond,

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debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Treasurer or an Assistant Treasurer of the corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon or on any such interest coupon, shall have ceased to be such officer before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the corporation.

ARTICLE IX

DIVIDENDS

Section 42. Declaration Of Dividends. Dividends upon the capital stock of the corporation, subject to the provisions of the Certificate of Incorporation and applicable law, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation and applicable law.

Section 43. Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the Board of Directors shall think conducive to the interests of the corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE X

FISCAL YEAR

Section 44. Fiscal Year. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

ARTICLE XI

INDEMNIFICATION

Section 45. Indemnification of Directors, Executive Officers, Other Officers, Employees and Other Agents.

(a) Directors and Executive Officers. The corporation shall indemnify its directors and executive officers (for the purposes of this Article XI, “executive officers” shall have the meaning defined in Rule 3b-7 promulgated under the 1934 Act) to the extent not prohibited by the DGCL or any other applicable law; provided, however, that the corporation

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may modify the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the corporation shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the DGCL or any other applicable law or (iv) such indemnification is required to be made under subsection (d).

(b) Other Officers, Employees and Other Agents. The corporation shall have power to indemnify its other officers, employees and other agents as set forth in the DGCL or any other applicable law. The Board of Directors shall have the power to delegate the determination of whether indemnification shall be given to any such person except executive officers to such officers or other persons as the Board of Directors shall determine.

(c) Expenses. The corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or executive officer, of the corporation, or is or was serving at the request of the corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or executive officer in connection with such proceeding provided, however, that if the DGCL requires, an advancement of expenses incurred by a director or executive officer in his or her capacity as a director or executive officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this section or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this section, no advance shall be made by the corporation to an executive officer of the corporation (except by reason of the fact that such executive officer is or was a director of the corporation in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by a majority vote of directors who were not parties to the proceeding, even if not a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.

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(d) Enforcement. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and executive officers under this Bylaw shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the corporation and the director or executive officer. Any right to indemnification or advances granted by this section to a director or executive officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. To the extent permitted by law, the claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting the claim. In connection with any claim for indemnification, the corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the DGCL or any other applicable law for the corporation to indemnify the claimant for the amount claimed. In connection with any claim by an executive officer of the corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such executive officer is or was a director of the corporation) for advances, the corporation shall be entitled to raise a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his conduct was lawful. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the DGCL or any other applicable law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct. In any suit brought by a director or executive officer to enforce a right to indemnification or to an advancement of expenses hereunder, the burden of proving that the director or executive officer is not entitled to be indemnified, or to such advancement of expenses, under this section or otherwise shall be on the corporation.

(e) Non-Exclusivity of Rights. The rights conferred on any person by this Bylaw shall not be exclusive of any other right that such person may have or hereafter acquire under any applicable statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the DGCL, or by any other applicable law.

(f) Survival of Rights. The rights conferred on any person by this Bylaw shall continue as to a person who has ceased to be a director or executive officer or officer, employee or other agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

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(g) Insurance. To the fullest extent permitted by the DGCL or any other applicable law, the corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this section.

(h) Amendments. Any repeal or modification of this section shall only be prospective and shall not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the corporation.

(i) Saving Clause. If this Bylaw or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each director and executive officer to the full extent not prohibited by any applicable portion of this section that shall not have been invalidated, or by any other applicable law. If this section shall be invalid due to the application of the indemnification provisions of another jurisdiction, then the corporation shall indemnify each director and executive officer to the full extent under any other applicable law.

(j) Certain Definitions. For the purposes of this Bylaw, the following definitions shall apply:

(i) The term “proceeding” shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(ii) The term “expenses” shall be broadly construed and shall include, without limitation, court costs, attorneys’ fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

(iii) The term the “corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger that, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(iv) References to a “director,” “executive officer,” “officer,” “employee,” or “agent” of the corporation shall include, without limitation, situations where such person is serving at the request of the corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

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(v) References to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation that imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

ARTICLE XII

NOTICES

Section 46. Notices.

(a) Notice To Stockholders. Written notice to stockholders of stockholder meetings shall be given as provided in Section 7 herein. Without limiting the manner by which notice may otherwise be given effectively to stockholders under any agreement or contract with such stockholder, and except as otherwise required by law, written notice to stockholders for purposes other than stockholder meetings may be sent by U.S. mail or nationally recognized overnight courier, or by facsimile, telegraph or telex or by electronic mail or other electronic means.

(b) Notice To Directors. Any notice required to be given to any director may be given by the method stated in subsection (a), as otherwise provided in these Bylaws, or by overnight delivery service, facsimile, telex or telegram, except that such notice other than one that is delivered personally shall be sent to such address as such director shall have filed in writing with the Secretary, or, in the absence of such filing, to the last known post office address of such director.

(c) Affidavit Of Mailing. An affidavit of mailing, executed by a duly authorized and competent employee of the corporation or its transfer agent appointed with respect to the class of stock affected, or other agent, specifying the name and address or the names and addresses of the stockholder or stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall in the absence of fraud, be prima facie evidence of the facts therein contained.

(d) Methods of Notice. It shall not be necessary that the same method of giving notice be employed in respect of all recipients of notice, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(e) Notice To Person With Whom Communication Is Unlawful. Whenever notice is required to be given, under any provision of law or of the Certificate of Incorporation or Bylaws of the corporation, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty

24.

to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting that shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(f) Notice to Stockholders Sharing an Address. Except as otherwise prohibited under DGCL, any notice given under the provisions of DGCL, the Certificate of Incorporation or the Bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Such consent shall have been deemed to have been given if such stockholder fails to object in writing to the corporation within sixty (60) days of having been given notice by the corporation of its intention to send the single notice. Any consent shall be revocable by the stockholder by written notice to the corporation.

ARTICLE XIII

AMENDMENTS

Section 47. Amendments. Subject to the limitations set forth in Section 45(h) of these Bylaws or the provisions of the Certificate of Incorporation, the Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the corporation. Any adoption, amendment or repeal of the Bylaws of the corporation by the Board of Directors shall require the approval of a majority of the authorized number of directors. The stockholders also shall have power to adopt, amend or repeal the Bylaws of the corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by the Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

ARTICLE XIV

LOANS TO OFFICERS

Section 48. Loans To Officers. Except as otherwise prohibited by applicable law, the corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiaries, including any officer or employee who is a director of the corporation or its subsidiaries, whenever, in the judgment of the Board of Directors, such loan, guarantee or assistance may reasonably be expected to benefit the corporation. The loan, guarantee or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in these Bylaws shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

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EXHIBIT 4.2

THIS WARRANT AND THE UNDERLYING SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO SUCH SECURITIES UNDER THE ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

GLOBEIMMUNE, INC.

WARRANT TO PURCHASE COMMON STOCK

No. CW-2	February 29, 2008

Void After January 31, 2013

THIS CERTIFIES THAT, for value received, SMG, INC., or its successors or assigns (the “Holder”), is entitled to subscribe for and purchase at the Exercise Price (defined below) from GLOBEIMMUNE, INC., a Delaware corporation (the “Company”), with its principal office at 1450 Infinite Drive, Louisville, Colorado 80027, up to a maximum of 59,796 shares of the Common Stock of the Company (the “Common Stock”), as provided herein.

1. DEFINITIONS. As used herein, the following terms shall have the following respective meanings:

“Exercise Period” shall mean the time period commencing on January 31, 2003 and ending ten (10) years later, unless sooner terminated as provided below.

“Exercise Price” shall mean $0.15 per share, subject to adjustment pursuant to Section 5 below.

“Exercise Shares” shall mean the shares of the Company’s Common Stock issuable upon exercise of this Warrant, subject to adjustment pursuant to the terms herein, including but not limited to adjustment pursuant to Section 5 below.

2. EXERCISE OF WARRANT.

2.1. Method of Exercise. The rights represented by this Warrant may be exercised in whole or in part at any time during the Exercise Period, by delivery of the following to the Company at its address set forth above (or at such other address as it may designate by notice in writing to the Holder):

(a) an executed Notice of Exercise in the form attached hereto;

1.

(b) payment of the Exercise Price either (i) in cash or by check, or (ii) by cancellation of indebtedness; and

(c) this Warrant.

Upon the exercise of the rights represented by this Warrant, a certificate or certificates for the Exercise Shares so purchased, registered in the name of the Holder or persons affiliated with the Holder, if the Holder so designates, shall be issued and delivered to the Holder within a reasonable time after the rights represented by this Warrant shall have been so exercised.

The person in whose name any certificate or certificates for Exercise Shares are to be issued upon exercise of this Warrant shall be deemed to have become the holder of record of such shares on the date on which this Warrant was surrendered and payment of the Exercise Price was made, irrespective of the date of delivery of such certificate or certificates, except that, if the date of such surrender and payment is a date when the stock transfer books of the Company are closed, such person shall be deemed to have become the holder of such shares at the close of business on the next succeeding date on which the stock transfer books are open.

2.2 Net Exercise. Notwithstanding any provisions herein to the contrary, if the fair market value of one share of the Company’s Common Stock is greater than the Exercise Price (at the date of calculation as set forth below), in lieu of exercising this Warrant by payment of cash, the Holder may elect to receive shares equal to the value (as determined below) of this Warrant (or the portion thereof being canceled) by surrender of this Warrant at the principal office of the Company together with the properly endorsed Notice of Exercise in which event the Company shall issue to the Holder a number of shares of Common Stock computed using the following formula:

X =	Y (A-B)
A

Where X =	the number of shares of Common Stock to be issued to the Holder

Y =	the number of shares of Common Stock purchasable under the Warrant or, if only a portion of the Warrant is being exercised, the portion of the Warrant being canceled (at the date of such calculation)

A =	the fair market value of one share of the Company’s Common Stock (at the date of such calculation)

B =	Exercise Price (as adjusted to the date of such calculation)

For purposes of the above calculation, the fair market value of one share of Common Stock shall be determined by the Company’s Board of Directors in good faith; provided, however, that in the event that this Warrant is exercised pursuant to this Section 2 in connection with the Company’s initial public offering of its Common Stock, the fair market value per share shall be the per share offering price to the public of the Company’s initial public offering.

2.

3. COVENANTS OF THE COMPANY.

3.1. Covenants as to Exercise Shares. The Company covenants and agrees that all Exercise Shares that may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be validly issued and outstanding, fully paid and nonassessable, and free from all taxes, liens and charges with respect to the issuance thereof. The Company further covenants and agrees that the Company will at all times during the Exercise Period, have authorized and reserved, free from preemptive rights, a sufficient number of shares of its Common Stock to provide for the exercise of the rights represented by this Warrant. If at any time during the Exercise Period the number of authorized but unissued shares of Common Stock shall not be sufficient to permit exercise of this Warrant, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes.

3.2. No Impairment. Except and to the extent as waived or consented to by the Holder, the Company will not, by amendment of its Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Warrant and in the taking of all such action as may be necessary or appropriate in order to protect the exercise rights of the Holder against impairment.

3.3. Notices of Record Date. In the event of any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend which is the same as cash dividends paid in previous quarters) or other distribution, the Company shall mail to the Holder, at least ten (10) days prior to the date specified herein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution.

4. REPRESENTATIONS, WARRANTIES AND COVENANTS OF HOLDER.

4.1. Acquisition of Warrant for Personal Account. The Holder represents and warrants that it is acquiring the Warrant and the Exercise Shares solely for its account for investment and not with a view to or for sale or distribution of said Warrant or Exercise Shares or any part thereof. The Holder also represents that the entire legal and beneficial interests of the Warrant and Exercise Shares the Holder is acquiring is being acquired for, and will be held for, its account only.

3.

4.2. Securities Are Not Registered.

(a) The Holder understands that the Warrant and the Exercise Shares have not been registered under the Securities Act of 1933, as amended (the “Act”) on the basis that no distribution or public offering of the stock of the Company is to be effected. The Holder realizes that the basis for the exemption may not be present if, notwithstanding its representations, the Holder has a present intention of acquiring the securities for a fixed or determinable period in the future, selling (in connection with a distribution or otherwise), granting any participation in, or otherwise distributing the securities. The Holder has no such present intention.

(b) The Holder recognizes that the Warrant and the Exercise Shares must be held indefinitely unless they are subsequently registered under the Act or an exemption from such registration is available. The Holder recognizes that the Company has no obligation to register the Warrant or the Exercise Shares, or to comply with any exemption from such registration.

(c) The Holder is aware that neither the Warrant nor the Exercise Shares may be sold pursuant to Rule 144 adopted under the Act unless certain conditions are met, including, among other things, the existence of a public market for the shares, the availability of certain current public information about the Company, the resale following the required holding period under Rule 144 and the number of shares being sold during any three month period not exceeding specified limitations. Holder is aware that the conditions for resale set forth in Rule 144 have not been satisfied and that the Company presently has no plans to satisfy these conditions in the foreseeable future.

4.3. Disposition of Warrant and Exercise Shares.

(a) The Holder further agrees not to make any disposition of all or any part of the Warrant or Exercise Shares in any event unless and until:

(i) The Company shall have received a letter secured by the Holder from the Securities and Exchange Commission stating that no action will be recommended to the Commission with respect to the proposed disposition;

(ii) There is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with said registration statement; or

(iii) The Holder shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Company, the Holder shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, for the Holder to the effect that such disposition will not require registration of such Warrant or Exercise Shares under the Act or any applicable state securities laws.

4.

(b) The Holder understands and agrees that all certificates evidencing the shares to be issued to the Holder may bear the following legend:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER THE ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

5. ADJUSTMENT OF EXERCISE PRICE. In the event of changes in the outstanding Common Stock of the Company by reason of stock dividends, split-ups, recapitalizations, reclassifications, combinations or exchanges of shares, separations, reorganizations, liquidations, or the like, the number and class of shares available under the Warrant in the aggregate and the Exercise Price shall be correspondingly adjusted to give the Holder of the Warrant, on exercise for the same aggregate Exercise Price, the total number, class, and kind of shares as the Holder would have owned had the Warrant been exercised prior to the event and had the Holder continued to hold such shares until after the event requiring adjustment; provided, however, that such adjustment shall not be made with respect to, and this Warrant shall terminate if not exercised prior to, the events set forth in Section 7 below. The form of this Warrant need not be changed because of any adjustment in the number of Exercise Shares subject to this Warrant.

6. FRACTIONAL SHARES. No fractional shares shall be issued upon the exercise of this Warrant as a consequence of any adjustment pursuant hereto. All Exercise Shares (including fractions) issuable upon exercise of this Warrant may be aggregated for purposes of determining whether the exercise would result in the issuance of any fractional share. If, after aggregation, the exercise would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Holder otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of an Exercise Share by such fraction.

7. EARLY TERMINATION. In the event of, at any time during the Exercise Period, an initial public offering of securities of the Company registered under the Act, or any capital reorganization, or any reclassification of the capital stock of the Company (other than a change in par value or from par value to no par value or no par value to par value or as a result of a stock dividend or subdivision, split-up or combination of shares), or the consolidation or merger of the Company with or into another corporation (other than a merger solely to effect a reincorporation of the Company into another state), or the sale or other disposition of all or substantially all the properties and assets of the Company in its entirety to any other person, the Company shall provide to the Holder twenty (20) days advance written notice of such public offering, reorganization, reclassification, consolidation, merger or sale or other disposition of the Company’s assets, and this Warrant shall terminate unless exercised prior to the date such public offering is closed or the occurrence of such reorganization, reclassification, consolidation, merger or sale or other disposition of the Company’s assets.

5.

8. MARKET STAND-OFF AGREEMENT. Holder shall not sell, dispose of, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, any Common Stock (or other securities of the Company) held by Holder, for a period of time specified by the managing underwriter(s) (not to exceed one hundred eighty (180) days) following the effective date of a registration statement of the Company filed under the Act. Holder agrees to execute and deliver such other agreements as may be reasonably requested by the Company and/or the managing underwriter(s) which are consistent with the foregoing or which are necessary to give further effect thereto. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to such Common Stock (or other securities) until the end of such period. The underwriters of the Company’s stock are intended third party beneficiaries of this Section 8 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto.

9. NO STOCKHOLDER RIGHTS. This Warrant in and of itself shall not entitle the Holder to any voting rights or other rights as a stockholder of the Company.

10. TRANSFER OF WARRANT. Subject to applicable laws and the restriction on transfer set forth on the first page of this Warrant, this Warrant and all rights hereunder are transferable, by the Holder in person or by duly authorized attorney, upon delivery of this Warrant and the form of assignment attached hereto to any transferee designated by Holder. The transferee shall sign an investment letter in form and substance satisfactory to the Company.

11. LOST, STOLEN, MUTILATED OR DESTROYED WARRANT. If this Warrant is lost, stolen, mutilated or destroyed, the Company may, on such terms as to indemnity or otherwise as it may reasonably impose (which shall, in the case of a mutilated Warrant, include the surrender thereof), issue a new Warrant of like denomination and tenor as the Warrant so lost, stolen, mutilated or destroyed. Any such new Warrant shall constitute an original contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated or destroyed Warrant shall be at any time enforceable by anyone.

12. NOTICES, ETC. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed telex or facsimile if sent during normal business hours of the recipient, if not, then on the next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the Company at the address listed on the first page hereto and to the Holder at the address appearing on the books of the Company, or at such other address as the Company or Holder may designate by ten days advance written notice to the other party.

13. ACCEPTANCE. Receipt of this Warrant by the Holder shall constitute acceptance of and agreement to all of the terms and conditions contained herein.

6.

14. GOVERNING LAW. This Warrant and all rights, obligations and liabilities hereunder shall be governed by the laws of the State of Colorado as applied to agreements among Colorado residents entered into and to be performed entirely within the State of Colorado.

[Remainder of Page Intentionally Left Blank]

7.

IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its duly authorized officer as of the date first written above.

GLOBEIMMUNE, INC.

By:	/s/ Jeff Rona
Jeff Rona
Chief Business Officer

SIGNATURE PAGE TO WARRANT TO PURCHASE COMMON STOCK

NOTICE OF EXERCISE

TO: GLOBEIMMUNE, INC.

(1) ☐ The undersigned hereby elects to purchase              shares of the Common Stock of GlobeImmune, Inc. (the “Company”) pursuant to the terms of the attached Warrant, and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.

☐ The undersigned hereby elects to purchase                  shares of the Common Stock of GlobeImmune, Inc. (the “Company”) pursuant to the terms of the net exercise provisions set forth in Section 2.2 of the attached Warrant, and shall tender payment of all applicable transfer taxes, if any.

(2) Please issue a certificate or certificates representing said shares of Common Stock in the name of the undersigned or in such other name as is specified below:

(Name)

(Address)

(3) The undersigned represents that (i) the aforesaid shares of Common Stock are being acquired for the account of the undersigned for investment and not with a view to, or for resale in connection with, the distribution thereof and that the undersigned has no present intention of distributing or reselling such shares; (ii) the undersigned is aware of the Company’s business affairs and financial condition and has acquired sufficient information about the Company to reach an informed and knowledgeable decision regarding its investment in the Company; (iii) the undersigned is experienced in making investments of this type and has such knowledge and background in financial and business matters that the undersigned is capable of evaluating the merits and risks of this investment and protecting the undersigned’s own interests; (iv) the undersigned understands that the shares of Common Stock issuable upon exercise of this Warrant have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), by reason of a specific exemption from the registration provisions of the Securities Act, which exemption depends upon, among other things, the bona fide nature of the investment intent as expressed herein, and, because such securities have not been registered under the Securities Act, they must be held indefinitely unless subsequently registered under the Securities Act or an exemption from such registration is available; (v) the undersigned is aware that the aforesaid shares of Common Stock may not be sold pursuant to Rule 144 adopted under the Securities Act unless certain conditions are met and until the undersigned has held the shares for the number of years prescribed by Rule 144, that among the conditions for use of the Rule is the availability of current information to the public about the Company and the Company has not made such information available and has no present plans to do so; and (vi) the undersigned agrees not to make any disposition of all or any part of the aforesaid shares of Common Stock unless and until there is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with said registration statement, or the undersigned has provided the Company with an opinion of counsel satisfactory to the Company, stating that such registration is not required.

1.

(Date)	(Signature)

(Print name)

2.

ASSIGNMENT FORM

(To assign the foregoing Warrant, execute this form and supply required information. Do not use this form to purchase shares.)

FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby assigned to

Name:
(Please Print)

Address:
(Please Print)

Dated:

Holder’s

Signature:

Holder’s

Address:

NOTE: The signature to this Assignment Form must correspond with the name as it appears on the face of the Warrant, without alteration or enlargement or any change whatever. Officers of corporations and those acting in a fiduciary or other representative capacity should file proper evidence of authority to assign the foregoing Warrant.

EXHIBIT 4.3

THIS WARRANT AND THE SHARES ISSUABLE HEREUNDER HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR THE SECURITIES LAWS OF ANY STATE AND, EXCEPT AND PURSUANT TO THE PROVISIONS OF ARTICLE 5 BELOW, MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER SAID ACT AND APPLICABLE STATE SECURITIES LAW OR, IN THE OPINION OF LEGAL COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER OF THESE SECURITIES, SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION IS EXEMPT FROM REGISTRATION.

WARRANT TO PURCHASE STOCK

Company: GlobeImmune, Inc., a Delaware corporation

Number of Shares: 22.000

Class of Stock: Series A Preferred

Warrant Price: $1.25 per share

Issue Date: Is the Warrant Effective Date, which is the date on which the Holder executes this Warrant

Expiration Date: Subject to Section 1.6 hereof, the 10th anniversary after the Issue Date

THIS WARRANT CERTIFIES THAT, for the agreed upon value of $1.00 and for other good and valuable consideration, SILICON VALLEY BANK (“Holder”) is entitled to purchase the number of fully paid and nonassessable shares of the class of securities (the “Shares”) of the company (the “Company”) at the Warrant Price all as set forth above and as adjusted pursuant to Article 2 of this Warrant, subject to the provisions and upon the terms and conditions set forth in this Warrant.

ARTICLE 1. EXERCISE.

1.1 Method of Exercise. Holder may exercise this Warrant by delivering a duly executed Notice of Exercise in substantially the form attached as Appendix 1 to the principal office of the Company. Unless Holder is exercising the conversion right set forth in Article 1.2, Holder shall also deliver to the Company a check, wire transfer (to an account designated by the Company), or other from of payment acceptable to the Company for the aggregate Warrant Price for the Shares being purchased.

1.2 Conversion Right. In lieu of exercising this Warrant as specified in Article 1.1, Holder may from time to time convert this Warrant, in whole or in part, into a number of Shares determined by dividing (a) the aggregate fair market value of the Shares or other securities otherwise issuable upon exercise of this Warrant minus the aggregate Warrant Price of such Shares by (b) the fair market value of one Share. The fair market value of the Shares shall be determined pursuant to Article 1.3.

1.3 Fair Market Value. If the Company’s common stock is traded in a public market and the shares are common stock, the fair market value of each Share shall be the closing price of a Share reported for the business day immediately before Holder delivers its Notice of Exercise to the Company (or in the instance where the Warrant is exercised immediately prior to the effectiveness of the Company’s initial public offering, the “price to public” per share price specified in the final prospectus relating to such offering). If the Company’s common stock is traded in a public market and the Shares are preferred stock, the fair market value of a Share shall be the closing price of a share of the Company’s common stock reported for the business day immediately before Holder delivers its Notice of Exercise to the Company (or, in the instance where the Warrant is exercised immediately prior to the effectiveness of the Company’s initial public offering, the initial “price to public” per share price specified in the final prospectus relating to such offering), in both cases, multiplied by the number of shares of the Company’s common stock into which a Share is convertible. If the Company’s common stock is not traded in a public market,, the Board of Directors of the Company shall determine fair market value in its reasonable good faith judgment.

1.4 Delivery of Certificate and New Warrant. Promptly after Holder exercises or converts this Warrant and, if applicable, the Company receives payment of the aggregate Warrant Price, the Company shall deliver to Holder certificates for the Shares acquired and, if this Warrant has not been fully exercised or converted and has not expired, a new Warrant representing the Shares not so acquired.

1.5 Replacement of Warrants. On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of loss, theft or destruction, on delivery of an indemnity agreement reasonably satisfactory in form and amount to the Company or, in the case of mutilation, or surrender and cancellation of this Warrant, the Company shall execute and deliver, in lieu of this Warrant, a new warrant of like tenor.

1.6 Treatment of Warrant Upon Acquisition of Company.

1.6.1 “Acquisition”. For the purpose of this Warrant, “Acquisition” means any sale, license, or other disposition of all or substantially all of the assets of the Company, or any reorganization, consolidation, or merger of the Company where the holders of the Company’s securities before the transaction beneficially own less than 50% of the outstanding voting securities of the surviving entity after the transaction.

1.6.2 Treatment of Warrant at Acquisition.

A) Upon the written request of the Company, Holder agrees that, in the event of an Acquisition that is not an asset sale and in which the sole consideration is cash or freely marketable securities widely traded in a public market which securities are acceptable to Holder in its good faith business judgment, either (a) Holder shall exercise its conversion or purchase right under this Warrant and such exercise will be deemed effective immediately prior to the consummation of such Acquisition or (b) if Holder elects not to exercise the Warrant, this Warrant will expire upon the consummation of such Acquisition. The Company shall provide the Holder with written notice of its request relating to the foregoing (together with such reasonable information as the Holder may request in connection with such contemplated Acquisition giving rise to such notice), which is to be delivered to Holder not less than ten (10) days prior to the closing of the proposed Acquisition.

B) Upon the written request of the Company, Holder agrees that, in the event of an Acquisition that is an “arms length” sale of all or substantially all of the Company’s assets (and only its assets) to a third party that is not an Affiliate (as defined below) of the Company (a “True Asset Sale”), either (a) Holder shall exercise its conversion or purchase right under this Warrant and such exercise will be deemed effective immediately prior to the consummation of such Acquisition or (b) if Holder elects not to exercise the Warrant, this Warrant will continue until the Expiration Date if the Company continues as a going concern following the closing of any such True Asset Sale. The Company shall provide the Holder with written notice of its request relating to the foregoing (together with such reasonable information as the Holder may request in connection with such contemplated Acquisition giving rise to such notice), which is to be delivered to Holder not less than ten (10) days prior to the closing of the proposed Acquisition.
C) Upon the closing of any Acquisition other than those particularly described in subsections (A) and (B) above, the successor entity shall assume the obligations of this Warrant, and this Warrant shall be exercisable for the same securities, cash, and property as would be payable for the Shares issuable upon exercise of the unexercised portion of this Warrant as if such Shares were outstanding on the record date for the Acquisition and subsequent closing. The Warrant Price and/or number of Shares shall be adjusted accordingly.

As used herein “Affiliate” shall mean any person or entity that owns or controls directly or indirectly ten (10) percent or more of the stock of Company, any person or entity that controls or is controlled by or is under common control with such persons or entities, and each of such person’s or entity’s officers, directors, joint venturers or partners, as applicable.

ARTICLE 2. ADJUSTMENTS TO THE SHARES.

2.1 Stock Dividends, Splits, Etc. If the Company declares or pays a dividend on the Shares payable in common stock, or other securities, then upon exercise of this Warrant, for each Share acquired, Holder shall receive, without cost to Holder, the total number and kind of securities to which Holder would have been

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entitled had Holder owned the Shares of record as of the date the dividend occurred. If the Company subdivides the Shares by reclassification or otherwise into a greater number of shares or takes any other action which increase the amount of stock into which the Shares are convertible, the number of shares purchasable hereunder shall be proportionately increased and the Warrant Price shall be proportionately decreased. If the outstanding shares are combined or consolidated, by reclassification or otherwise, into a lesser number of shares, the Warrant Price shall be proportionately increased and the number of Shares shall be proportionately decreased.

2.2 Reclassification, Exchange, Combinations or Substitution. Upon any reclassification, exchange, substitution, or other event that results in a change of the number and/or class of the securities issuable upon exercise or conversion of this Warrant, Holder shall be entitled to receive, upon exercise or conversion of this Warrant, the number and kind of securities and property that Holder would have received for the Shares if this Warrant had been exercised immediately before such reclassification, exchange, substitution, or other event. Such an event shall include any automatic conversion of the outstanding or issuable securities of the Company of the same class or series as the Shares to common stock pursuant to the terms of the Company’s Articles or Certificate (as applicable) of Incorporation upon the closing of a registered public offering of the Company’s common stock The Company or its successor shall promptly issue to Holder an amendment to this Warrant setting forth the number and kind of such new securities or other property issuable upon exercise or conversion of this Warrant as a result of such reclassification, exchange, substitution or other event that results in a change of the number and/or class of securities issuable upon exercise or conversion of this Warrant. The amendment to this Warrant shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Article 2 including, without limitation, adjustments to the Warrant Price and to the number of securities or property issuable upon exercise of the new Warrant. The provisions of this Article 2.2 shall similarly apply to successive reclassifications, exchanges, substitutions, or other events.

2.3 Adjustments for Diluting Issuances. Upon and after exercise of this Warrant, the number of shares of common stock issuable upon conversion of the Shares purchased upon exercise of this Warrant, shall be subject to adjustment, from time to time in the manner set forth in the Company’s Certificate of Incorporation as applied to such Shares issued and outstanding on and as of the date of any such required adjustment. The provisions set forth for the Shares in the Company’s Certificate of Incorporation relating to the above in effect as of the Issue Date may not be amended, modified or waived, without the prior written consent of Holder unless such amendment, modification or waiver affects the rights associated with the Shares in the same manner as such amendment, modification or waiver affects the rights associated with all other shares of the same series and class as the Shares granted to the Holder.

2.4 No Impairment. The Company shall not, by amendment of its Articles or Certificate (as applicable) of Incorporation or through a reorganization, transfer of assets, consolidation, merger, dissolution, issue, or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed under this Warrant by the Company, but shall at all times in good faith assist in carrying out of all the provisions of this Article 2 and in taking all such action as may be necessary or appropriate to protect Holder’s rights under this Article against impairment.

2.5 Fractional Shares. No fractional Shares shall be issuable upon exercise or conversion of the Warrant and the number of Shares to be issued shall be rounded down to the nearest whole Share. If a fractional share interest arises upon any exercise or conversion of the Warrant, the Company shall eliminate such fractional share interest by paying Holder the amount computed by multiplying the fractional interest by the fair market value of a full Share.

2.6 Certificate as to Adjustments. Upon each adjustment of the Warrant Price, the Company shall promptly notify Holder in writing, and, at the Company’s expense, promptly compute such adjustment, and furnish Holder with a certificate of its Chief Financial Officer setting forth such adjustment and the facts upon which such adjustment is based. The Company shall, upon written request, furnish Holder a certificate setting forth the Warrant Price in effect upon the date thereof and the series of adjustments leading to such Warrant Price.

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ARTICLE 3. REPRESENTATIONS AND COVENANTS OF THE COMPANY.

3.1 Representations and Warranties. The Company represents and warrants to the Holder as follows:

(a) The initial Warrant Price referenced on the first page of this Warrant is not greater than (i) the price per share at which the Shares were last issued in an arms-length transaction in which at least $500,000 of the Shares were sold and (ii) the fair market value of the Shares as of the date of this Warrant.

(b) All Shares which may be issued upon the exercise of the purchase right represented by this Warrant, and all securities, if any, issuable upon conversion of the Shares, shall, upon issuance, be duly authorized, validly issued, fully paid and nonassessable, and free of any liens and encumbrances except for restrictions on transfer provided for herein or under applicable federal and state securities laws.

(c) The Capitalization Table previously provided to Holder remains true and complete as of the Issue Date.

3.2 Notice of Certain Events. If the Company proposes at any time (a) to declare any dividend or distribution upon any of its stock, whether in cash, property, stock, or other securities and whether or not a regular cash dividend; (b) to offer for sale additional shares of any class of stock in a private equity round of financing (which shall not include issuances of stock options, warrants or convertible debt instruments) in which Holder will have subscription or other rights; (c) to effect any reclassification or recapitalization of any of its stock; (d) to liquidate, dissolve or wind up if Holder will have a right to vote on any such transaction; or (e) offer holders of registration rights the opportunity to participate in an underwritten public offering of the company’s securities for cash, then, in connection with each such event, the Company shall give Holder (1) at least 10 days prior written notice of the date on which a record will be taken for such dividend, distribution, or subscription rights (and specifying the date on which the holders of common stock will be entitled thereto) or for determining rights to vote, if any, in respect of the matters referred to in (c) and (d) above; (2) in the case of the matters referred to in (c) and (d) above at least 10 days prior written notice of the date when the same will take place (and specifying the date on which the holders of common stock will be entitled to exchange their common stock for securities or other property deliverable upon the occurrence of such event); and (3) in the case of the matter referred to in (e) above, the same notice as is given to the holders of such registration rights.

3.3 Registration Under Securities Act of 1933, as amended. The Company agrees that the Shares or, if the Shares are convertible into common stock of the Company, such common stock, shall have certain incidental, or “Piggyback,” registration rights pursuant to and as set forth in Section 3.5 of the Amended and Restated Stockholders Agreement among the Company and the stockholders named therein, dated June 6, 2003, as such may be amended from time to time (“Stockholders Agreement”). The provisions set forth in Section 3.5 of the Stockholders Agreement in effect as of the Issue Date may not be amended, modified or waived without the prior written consent of Holder unless such amendment, modification or waiver affects the Piggyback registration rights associated with the Shares in the same manner as such amendment, modification, or waiver affects the Piggyback registration rights associated with all other shares of the same series and class as the Shares granted to the Holder.

3.4 No Shareholder Rights. Except as provided in this Warrant, the Holder will not have any rights as a shareholder of the Company until the exercise of this Warrant.

ARTICLE 4. REPRESENTATIONS, WARRANTIES OF THE HOLDER. The Holder represents and warrants to the Company as follows:

4.1 Purchase for Own Account. This Warrant and the securities to be acquired upon exercise of this Warrant by the Holder will be acquired for investment for the Holder’s account, not as a nominee or agent, and not with a view to the public resale or distribution within the meaning of the Act. Holder also represents that the Holder has not been formed for the specific purpose of acquiring this Warrant or the Shares.

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4.2 Disclosure of Information. The Holder has received or has had full access to all the information it considers necessary or appropriate to make an informed investment decision with respect to the acquisition of this Warrant and its underlying securities. The Holder further has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of this Warrant and its underlying securities and to obtain additional information (to the extent the Company possessed such information or could acquire it without unreasonable effort or expense) necessary to verify any information furnished to the Holder or to which the Holder has access.

4.3 Investment Experience. The Holder understands that the purchase of this Warrant and its underlying securities involves substantial risk. The Holder has experience as an investor in securities of companies in the development stage and acknowledges that the Holder can bear the economic risk of such Holder’s investment in this Warrant and its underlying securities and has such knowledge and experience in financial or business matters that the Holder is capable of evaluating the merits and risks of its investment in this Warrant and its underlying securities and/or has a preexisting personal or business relationship with the Company and certain of its officers, directors or controlling persons of a nature and duration that enables the Holder to be aware of the character, business acumen and financial circumstances of such persons.

4.4 Accredited Investor Status. The Holder is an “accredited investor” within the meaning of Regulation D promulgated under the Act.

4.5 The Act. The Holder understands that this Warrant and the Shares issuable upon exercise or conversion hereof have not been registered un the Act in reliance upon a specific exemption therefrom, which exemption depends upon, among other things, the bona fide nature of the Holder’s investment intent as expressed herein. The Holder understands that this Warrant and the Shares issued upon any exercise or conversion hereof must be held indefinitely unless subsequently registered under the 1933 Act and qualified under applicable state securities laws, or unless exemption from such registration and qualification are otherwise available.

ARTICLE 5. MISCELLANEOUS.

5.1 Term: This Warrant is exercisable in whole or in part at any time and from time to time on or before the Expiration Date.

5.2 Legends. This Warrant and the Shares (and the securities issuable, directly or indirectly, upon conversion of the Shares, if any) shall be imprinted with a legend in substantially the following form:

THIS WARRANT AND THE SHARES ISSUABLE HEREUNDER HAVE NOT BEEN REGISTERED UNDER THE ACT, OR THE SECURITIES LAWS OF ANY STATE AND, EXCEPT AND. PURSUANT TO THE PROVISIONS OF ARTICLE 5 BELOW, MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER SAID ACT AND APPLICABLE STATE SECURITIES LAW OR, IN THE OPINION OF LEGAL COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER OF THESE SECURITIES, SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION IS EXEMPT FROM REGISTRATION.

5.3 Compliance with Securities Laws on Transfer. This Warrant and the Shares issuable upon exercise of this Warrant (and the securities issuable, directly or indirectly, upon conversion of the Shares, if any) may not be transferred or assigned in whole or in part without compliance with applicable federal and state securities laws. by the transferor and the transferee (including, without limitation, the delivery of investment representation letters and legal opinions reasonably satisfactory to the Company, as reasonably requested by the Company). The Company shall not require Holder to provide an opinion of counsel if the transfer is to Silicon Valley Bancshares (Holder’s parent company) or any other Affiliate of Holder. Additionally, the Company shall also not require an opinion of counsel if there is no material question as to the availability of current information as referenced in Rule 144(c), Holder represents that it has complied with Rule 144(d) and (e) in reasonable detail, the selling broker represents that it has complied with Rule 144(f), and the Company is provided with a copy of Holder’s notice of proposed sale.

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5.4 Transfer Procedure. Upon receipt by Holder of the executed Warrant, Holder will transfer all of this Warrant to Silicon Valley Bancshares, Holder’s parent company, by execution of an Assignment substantially in the form of Appendix 2. Subject to the provisions of Article 5.3 and upon providing Company with written notice, Silicon Valley Bancshares and any subsequent Holder may transfer all or part of this Warrant or the Shares issuable upon exercise of this Warrant (or the Shares issuable directly or indirectly, upon conversion of the Shares, if any) to any transferee, provided, however, in connection with any such transfer, Silicon Valley Bancshares or any subsequent Holder will give the Company notice of the portion of the Warrant being transferred with the name, address and taxpayer identification number of the transferee and Holder will surrender this Warrant to the Company for reissuance to the transferee(s) (and Holder if applicable). The Company may refuse to transfer this Warrant or the Shares to any person who directly competes with the Company, unless, in either case, the stock of the Company is publicly traded.

5.5 Notices. All notices and other communications from the Company to the Holder, or vice versa, shall be deemed delivered and effective when given personally or mailed by first-class registered or certified mail, postage prepaid, at such address as may have been furnished to the Company or the Holder, as the case may (or on the first business day after transmission by facsimile) be, in writing by the Company or such holder from time to time. Effective upon receipt of the fully executed Warrant and the initial transfer described in Article 5.4 above, all notices to the Holder shall be addressed as follows until the Company receives notice of a change of address in connection with a transfer or otherwise:

Silicon Valley Bancshares

Attn: Treasury Department

3003 Tasman Drive, HA 200

Santa Clara, CA 95054

Telephone: 408-654-7400

Facsimile: 408-496-2405

Notice to the Company shall be addressed as follows until the Holder receives notice of a change in address:

Globlmmune, Inc.

Attn:

12635 E. Montview Boulevard, Suite 138

Aurora, CO 80010

Telephone:

Facsimile:

5.6 Waiver. This Warrant and any term hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought.

5.7 Attorney’s Fees. In the event of any dispute between the parties concerning the terms and provisions of this Warrant, the party prevailing in such dispute shall be entitled to collect from the other party all costs incurred in such dispute, including reasonable attorney’s fees.

5.8 Automatic Conversion upon Expiration. In the event that, upon the Expiration Date, the fair market value of one Share (or other security issuable upon the exercise hereof) as determined in accordance with Section 1.3 above is greater than the Exercise Price in effect on such date, then this Warrant shall automatically be deemed on and as of such date to be converted pursuant to Section 1.2 above as to. all Shares (or such other securities) for which it shall not previously have been exercised or converted, and the Company shall promptly deliver a certificate representing the Shares (or such other securities) issued upon such conversion to the Holder.

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5.9 Counterparts. This Warrant may be executed in counterparts, all of which together shall constitute one and the same agreement.

5.10 Governing Law. This Warrant shall be governed by and construed in accordance with the laws of the State of California, without giving effect to its principles regarding conflicts of law.

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“COMPANY” GlobeImmune, Inc.

By:	/s/ Timothy C. Rodell
Name:	TC Rodell
Title:	CEO

By:
Name:
(Print)
Title:	Chief Financial Officer, Secretary, Assistant Treasurer or Assistant Secretary

“HOLDER:”
Silicon Valley Bank

By:	/s/ Frank J. Amoroso
Name:	Frank J. Amoroso
Title:	VP

Warrant Effective Date: 2/23/04

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APPENDIX 1

NOTICE OF EXERCISE

1. Holder elects to purchase              shares of the Common/Series              Preferred [strike one] Stock of GlobeImmune, Inc. pursuant to the terms of the attached Warrant, and tenders payment of the purchase price of the shares in full.

[or]

1. Holder elects to convert the attached Warrant into Shares/cash [strike one] in the manner specified in the Warrant. This conversion is exercised for              of the Shares covered by the Warrant.

[Strike paragraph that does not apply.]

2. Please issue a certificate or certificates representing the shares in the name specified below:

Holders Name

(Address)

3. By its execution below and for the benefit of the Company, Holder hereby restates each of the representations and warranties in Article 4 of the Warrant as the date hereof.

HOLDER:

By:

Name:

Title:

(Date):

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ASSIGNMENT

For value received, Silicon Valley Rank hereby sells, assigns and transfers unto:

Name: Silicon Valley Bancshares

Address; 3003 Tasman Drive (HA-200)

Santa Clara, CA 95054

TaxID:

that certain Warrant to Purchase Stock issued by GlobeImmune, Inc. (the “Company”), on 2/23 , 2004 (the “Warrant”) together with all rights, title and interest therein.

SILICON VALLEY BANK

By:	/s/ Frank J. Amoroso

Name:	Frank J. Amoroso

Title:	VP

Date: 2/23/04

By its execution below, and for the benefit of the Company, Silicon Valley Bancshares makes each of the representations and warranties set forth in Article 4 of the Warrant as of the date hereof.

SILICON VALLEY BANCSHARES

By:	/s/ Paulette Mehas

Name:	Paulette Mehas

Title:	Treasurer

EXHIBIT 4.4

THIS WARRANT AND THE UNDERLYING SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO SUCH SECURITIES UNDER THE ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

GLOBEIMMUNE, INC.

WARRANT TO PURCHASE SERIES B CONVERTIBLE REDEEMABLE

PREFERRED STOCK

No. PW-XX	June 30, 2005

Void After June 30, 2015

THIS CERTIFIES THAT, for value received,                                 , with its principal office at                                                          , or assigns (the “Holder” or “Purchaser”), is entitled to subscribe for and purchase at the Exercise Price (defined below) from GLOBEIMMUNE, INC., a Delaware corporation, with its principal office at 12635 East Montview Blvd #138, Aurora, CO 80010 (the “Company”),                      shares of Series B Convertible Redeemable Preferred Stock of the Company (the “Preferred Stock”), as provided herein.

Immediately prior to the closing of the Company’s first firm commitment underwritten public offering of its Common Stock registered under the Securities Act of 1933, as amended (an “Initial Offering”), this Warrant shall become exercisable for that number of shares of Common Stock of the Company into which the shares of Preferred Stock issuable under this Warrant would then be convertible, so long as such shares, if this Warrant had been exercised prior to such Initial Offering, would have been converted into shares of the Company’s Common Stock pursuant to the automatic conversion provisions (or otherwise) of the Company’s Certificate of Incorporation.

1. DEFINITIONS. As used herein, the following terms shall have the following respective meanings:

“Exercise Period” shall mean the time period commencing with the date of this Warrant and ending on the later of (i) ten (10) years following the date hereof and (ii) five (5) years following the closing of the Company’s Initial Offering.

“Exercise Price” shall mean $1.338 per share, subject to adjustment pursuant to Section 5 below.

“Exercise Shares” shall mean the shares of the Company’s Preferred Stock issuable upon exercise of this Warrant, subject to adjustment pursuant to the terms herein, including but not limited to adjustment pursuant to Section 5 below.

2. EXERCISE OF WARRANT. The rights represented by this Warrant may be exercised in whole or in part at any time during the Exercise Period, by delivery of the following to the Company at its address set forth above (or at such other address as it may designate by notice in writing to the Holder):

(a) an executed Notice of Exercise in the form attached hereto;

(b) payment of the Exercise Price either (i) in cash or by check, or (ii) by cancellation of indebtedness; and

(c) this Warrant.

Upon the exercise of the rights represented by this Warrant, a certificate or certificates for the Exercise Shares so purchased, registered in the name of the Holder or persons affiliated with the Holder, if the Holder so designates, shall be issued and delivered to the Holder within a reasonable time after the rights represented by this Warrant shall have been so exercised.

The person in whose name any certificate or certificates for Exercise Shares are to be issued upon exercise of this Warrant shall be deemed to have become the holder of record of such shares on the date on which this Warrant was surrendered and payment of the Exercise Price was made, irrespective of the date of delivery of such certificate or certificates, except that, if the date of such surrender and payment is a date when the stock transfer books of the Company are closed, such person shall be deemed to have become the holder of such shares at the close of business on the next succeeding date on which the stock transfer books are open.

2.1 Net Exercise. Notwithstanding any provisions herein to the contrary, if the fair market value of one share of the Company’s Preferred Stock is greater than the Exercise Price (at the date of calculation as set forth below), in lieu of exercising this Warrant by payment of cash, the Holder may elect (the “Conversion Right”) to receive shares equal to the value (as determined below) of this Warrant (or the portion thereof being canceled) by surrender of this Warrant at the principal office of the Company together with the properly endorsed Notice of Exercise in which event the Company shall issue to the Holder a number of shares of Preferred Stock computed using the following formula:

X =	Y (A-B)
A

Where X =	the number of shares of Preferred Stock to be issued to the Holder

Y =	the number of shares of Preferred Stock purchasable under the Warrant or, if only a portion of the Warrant is being exercised, the portion of the Warrant being canceled (at the date of such calculation)

A =	the fair market value of one share of the Company’s Preferred Stock (at the date of such calculation)

B =	Exercise Price (as adjusted to the date of such calculation)

For purposes of the above calculation, the fair market value of one share of Preferred Stock shall be:

(a) the product of (i) the average daily Market Price (as defined below) during the period of the most recent 10 days, ending on the last business day before the effective date of exercise of the Conversion Right, on which the national securities exchanges were open for trading and (ii) the number of shares of the Common Stock (as defined herein) into which each Exercise Share is convertible on such date; or

(b) if no class of Common Stock is then listed or admitted to trading on any national securities exchange or quoted in the over-counter market, the fair market value shall be the Market Price on the last business day before the effective date of exercise of the Conversion Right.

(c) If the Common Stock is traded on a national securities exchange or admitted to unlisted trading privileges on such an exchange, or is listed on the National Market System (the “National Market System”) of the Nasdaq, the Market Price as of a specified day shall be the last reported sale price of Common Stock on such

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exchange or on the National Market System on such date or if no such sale is made on such day, the mean of the closing bid and asked prices for such day on such exchange or on the National Market System. If the Common Stock is not so listed or admitted to unlisted trading privileges, the Market Price as of a specified day shall be the mean of the last bid and asked prices reported on such date (x) by the Nasdaq or (y) if reports are unavailable under clause (x) above by the National Quotation Bureau Incorporated. If the Common Stock is not so listed or admitted to unlisted trading privileges and bid and ask prices are not reported, the Market Price as of a specified day shall be determined in good faith by the Board of Directors of the Company.

3. COVENANTS OF THE COMPANY.

3.1. Covenants as to Exercise Shares. The Company covenants and agrees that all Exercise Shares that may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be validly issued and outstanding, fully paid and nonassessable, and free from all taxes, liens and charges with respect to the issuance thereof. The Company further covenants and agrees that the Company will at all times during the Exercise Period, have authorized and reserved, free from preemptive rights, a sufficient number of shares of its Preferred Stock to provide for the exercise of the rights represented by this Warrant. If at any time during the Exercise Period the number of authorized but unissued shares of Preferred Stock shall not be sufficient to permit exercise of this Warrant, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Preferred Stock to such number of shares as shall be sufficient for such purposes.

3.2. No Impairment. Except and to the extent as waived or consented to by the Holder, the Company will not, by amendment of its Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Warrant and in the taking of all such action as may be necessary or appropriate in order to protect the exercise rights of the Holder against impairment.

3.3. Notices of Record Date. In the event of any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend which is the same as cash dividends paid in previous quarters) or other distribution, the Company shall mail to the Holder, at least ten (10) days prior to the date specified herein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution.

3.4. Notice of Expiration. If this Warrant has not been fully exercised on or before the date thirty (30) days prior to the end of the Exercise Period, the Company shall thereafter provide Holder with at least twenty (20) days advance written notice of the date on which this Warrant is to expire. If the Company fails to provide such notice, the Exercise Period shall be extended until the date thirty (30) days after the date said notice is provided to Holder.

4. REPRESENTATIONS, WARRANTIES AND COVENANTS OF HOLDER.

4.1. Acquisition of Warrant for Personal Account. The Holder represents and warrants that it is acquiring the Warrant solely for its account for investment and not with a view to or for sale or distribution of said Warrant or any part thereof, other than potential transfers between affiliates (including affiliated funds). The Holder also represents that the entire legal and beneficial interests of the Warrant and Exercise Shares the Holder is acquiring is being acquired for, and will be held for, its account only.

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4.2. Securities Are Not Registered.

(a) The Holder understands that the Warrant and the Exercise Shares have not been registered under the Securities Act of 1933, as amended (the “Act”) on the basis that no distribution or public offering of the stock of the Company is to be effected. The Holder realizes that the basis for the exemption may not be present if, notwithstanding its representations, the Holder has a present intention of acquiring the securities for a fixed or determinable period in the future, selling (in connection with a distribution or otherwise), granting any participation in, or otherwise distributing the securities. The Holder has no such present intention, other than potential transfers between affiliates (including affiliated funds).

(b) The Holder recognizes that the Warrant and the Exercise Shares must be held indefinitely unless they are subsequently registered under the Act or an exemption from such registration is available.

(c) The Holder is aware that neither the Warrant nor the Exercise Shares may be sold pursuant to Rule 144 adopted under the Act unless certain conditions are met, including, among other things, the existence of a public market for the shares, the availability of certain current public information about the Company, the resale following the required holding period under Rule 144 and the number of shares being sold during any three month period not exceeding specified limitations. Holder is aware that the conditions for resale set forth in Rule 144 have not been satisfied and that the Company presently has no plans to satisfy these conditions in the foreseeable future.

4.3. Disposition of Warrant and Exercise Shares.

(a) The Holder further agrees not to make any disposition of all or any part of the Warrant or Exercise Shares in any event unless and until:

(i) The Company shall have received a letter secured by the Holder from the Securities and Exchange Commission stating that no action will be recommended to the Commission with respect to the proposed disposition; or

(ii) There is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with said registration statement; or

(iii) The Holder shall have notified the Company of the proposed disposition and shall have furnished the Company with a statement of the circumstances surrounding the proposed disposition; provided, however, that such statement will not be required if the disposition is permitted under Rule 144 of the Securities Act.

(b) The Holder agrees not to sell this Warrant or the Exercise Shares during a period specified by the representative of the underwriters of Common Stock (not to exceed one hundred eighty (180) days) following the effective date of the initial registration statement of the Company filed under the Act, so long as all officers, directors, and 1% stockholders have executed similar agreements and are similarly restricted from selling the Company’s stock.

(c) Notwithstanding the provisions of paragraphs (a) and (b) above, the Holder may assign this Warrant and the Exercise Shares to (i) any partner or retired partner of the Holder if Holder is a partnership, (ii) any member or former member of the Holder if Holder is a limited liability company, (iii) any affiliate, including affiliated funds or (iv) any family member or trust for the benefit of the Holder if the Holder is an individual; provided that the Company is given written notice thereof.

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(d) The Holder understands and agrees that all certificates evidencing the shares to be issued to the Holder may bear the following legend:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER THE ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

5. ADJUSTMENT OF EXERCISE PRICE; EFFECT OF ORGANIC CHANGES

5.1. Adjustment of Exercise Price. In the event of changes in the outstanding Preferred Stock of the Company by reason of stock dividends, splits, recapitalizations, reclassifications, combinations or exchanges of shares, separations, reorganizations, liquidations, or the like, the number and class of shares available under the Warrant in the aggregate and the Exercise Price shall be correspondingly adjusted to give the Holder of the Warrant, on exercise for the same aggregate Exercise Price, the total number, class, and kind of shares as the Holder would have owned had the Warrant been exercised prior to the event and had the Holder continued to hold such shares until after the event requiring adjustment. The form of this Warrant need not be changed because of any adjustment in the number of Exercise Shares subject to this Warrant.

5.2. Reorganization, Reclassification, Consolidation, Merger or Sale. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of the Company’s Preferred Stock shall be entitled to receive stock, securities, or other assets or property (an “Organic Change”), then, as a condition of such Organic Change, lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of the Preferred Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Preferred Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Warrant to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Exercise Price and of the number of shares purchasable and receivable upon the exercise of this Warrant) shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. The Company will not effect any such consolidation, merger or sale unless, prior to the consummation thereof, the successor corporation (if other than the Company) resulting from such consolidation or the corporation purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the Holders of a majority in interest of the warrants to purchase Preferred Stock then outstanding, executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase.

5.3. Certain Events. If any change in the outstanding Preferred Stock of the Company or any other event occurs as to which the other provisions of this Section 5 are not strictly applicable or if strictly applicable would not fairly protect the purchase rights of the Holder of the Warrant in accordance with such provisions, then the Board of Directors of the Company shall make an adjustment in the number and class of shares available under the Warrant, the Exercise Price or the application of such provisions, so as to protect such purchase rights as aforesaid. The adjustment shall be such as to give the Holder of the Warrant upon exercise for the same aggregate Exercise Price the total number, class and kind of shares as he would have owned had the Warrant been exercised prior to the event and had he continued to hold such shares until after the event requiring adjustment.

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6. FRACTIONAL SHARES. No fractional shares shall be issued upon the exercise of this Warrant as a consequence of any adjustment pursuant hereto. All Exercise Shares (including fractions) issuable upon exercise of this Warrant may be aggregated for purposes of determining whether the exercise would result in the issuance of any fractional share. If, after aggregation, the exercise would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Holder otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of an Exercise Share by such fraction.

7. NO STOCKHOLDER RIGHTS. This Warrant in and of itself shall not entitle the Holder to any voting rights or other rights as a stockholder of the Company.

8. TRANSFER OF WARRANT. Subject to applicable laws, this Warrant and all rights hereunder are transferable, by the Holder in person or by duly authorized attorney, upon delivery of this Warrant and the form of assignment attached hereto to any transferee designated by Holder.

9. LOST, STOLEN, MUTILATED OR DESTROYED WARRANT. If this Warrant is lost, stolen, mutilated or destroyed, the Company may, on such terms as to indemnity or otherwise as it may reasonably impose (which shall, in the case of a mutilated Warrant, include the surrender thereof), issue a new Warrant of like denomination and tenor as the Warrant so lost, stolen, mutilated or destroyed. Any such new Warrant shall constitute an original contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated or destroyed Warrant shall be at any time enforceable by anyone.

10. NOTICES, ETC. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed telex or facsimile if sent during normal business hours of the recipient, if not, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the Company at the address listed on the signature page and to Holder at 4430 Arapahoe Ave., Suite 220, Boulder, CO 80303 or at such other address as the Company or Holder may designate by ten (10) days advance written notice to the other parties hereto.

11. ACCEPTANCE. Receipt of this Warrant by the Holder shall constitute acceptance of and agreement to all of the terms and conditions contained herein.

12. GOVERNING LAW. This Warrant and all rights, obligations and liabilities hereunder shall be governed by the laws of the State of Colorado.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its duly authorized officer as of June 30, 2005.

GLOBEIMMUNE, INC.

By:	/S/ TIMOTHY C. RODELL
Name:	Timothy C. Rodell
President and Chief Executive Officer

Address: 12635 East Montview Blvd #138 Aurora, CO 80010

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NOTICE OF EXERCISE

TO: GLOBEIMMUNE, INC.

(1) ☐ The undersigned hereby elects to purchase              shares of the Preferred Stock of GLOBEIMMUNE, INC. (the “Company”) pursuant to the terms of the attached Warrant, and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.

☐ The undersigned hereby elects to purchase              shares of the Preferred Stock of GLOBEIMMUNE, INC. (the “Company”) pursuant to the terms of the net exercise provisions set forth in Section 2.1 of the attached Warrant, and shall tender payment of all applicable transfer taxes, if any.

(2) Please issue a certificate or certificates representing said shares of Preferred Stock in the name of the undersigned or in such other name as is specified below:

(Name)

(Address)

(3) The undersigned represents that (i) the aforesaid shares of Preferred Stock are being acquired for the account of the undersigned for investment and not with a view to, or for resale in connection with, the distribution thereof and that the undersigned has no present intention of distributing or reselling such shares; (ii) the undersigned is aware of the Company’s business affairs and financial condition and has acquired sufficient information about the Company to reach an informed and knowledgeable decision regarding its investment in the Company; (iii) the undersigned is experienced in making investments of this type and has such knowledge and background in financial and business matters that the undersigned is capable of evaluating the merits and risks of this investment and protecting the undersigned’s own interests; (iv) the undersigned understands that the shares of Preferred Stock issuable upon exercise of this Warrant have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), by reason of a specific exemption from the registration provisions of the Securities Act, which exemption depends upon, among other things, the bona fide nature of the investment intent as expressed herein, and, because such securities have not been registered under the Securities Act, they must be held indefinitely unless subsequently registered under the Securities Act or an exemption from such registration is available; (v) the undersigned is aware that the aforesaid shares of Preferred Stock may not be sold pursuant to Rule 144 adopted under the Securities Act unless certain conditions are met and until the undersigned has held the shares for the number of years prescribed by Rule 144, that among the conditions for use of the Rule is the availability of current information to the public about the Company and the Company has not made such information available and has no present plans to do so; and (vi) the undersigned agrees not to make any disposition of all or any part of the aforesaid shares of Preferred Stock unless and until there is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with said registration statement, or the undersigned has provided the Company with an opinion of counsel satisfactory to the Company, stating that such registration is not required.

(Date)	(Signature)
(Print name)

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ASSIGNMENT FORM

(To assign the foregoing Warrant, execute this form and supply required information. Do not use this form to purchase shares.)

FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby assigned to

Name:
(Please Print)

Address:
(Please Print)

Dated:

Holder’s Signature:

Holder’s Address:

NOTE: The signature to this Assignment Form must correspond with the name as it appears on the face of the Warrant, without alteration or enlargement or any change whatever. Officers of corporations and those acting in a fiduciary or other representative capacity should file proper evidence of authority to assign the foregoing Warrant.

Schedule to Form of Series B Preferred Stock Warrant

Warrant No.	Name of Warrantholder	Principal Office	Number of Shares
PW-1	HealthCare Ventures VII, L.P.	44 Nassau Street, Princeton, NJ 08542	162,369
PW-2	Morgenthaler Partners VII, L.P.	4430 Arapahoe Ave., Suite 220, Boulder, CO 80303	162,369
PW-3	Sequel Limited Partnership III	4430 Arapahoe Ave., Suite 220, Boulder, CO 80303	83,988
PW-4	Sequel Entrepreneurs’ Fund III, L.P.	4430 Arapahoe Ave., Suite 220, Boulder, CO 80303	2,334

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EXHIBIT 4.5

THIS WARRANT AND THE SHARES ISSUABLE HEREUNDER HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR THE SECURITIES LAWS OF ANY STATE AND, EXCEPT AND PURSUANT TO THE PROVISIONS OF ARTICLE 5 BELOW, MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER SAID ACT AND APPLICABLE STATE SECURITIES LAW OR, IN THE OPINION OF LEGAL COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER OF THESE SECURITIES, SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION IS EXEMPT FROM REGISTRATION.

WARRANT TO PURCHASE STOCK

Company: GLOBEIMMUNE, INC., a Delaware corporation

Number of Shares: 89,686

Class of Stock: Series B Preferred

Warrant Price: $1.338 per share

Issue Date: Is the Warrant Effective Date, which is the date on which the Holder executes this Warrant

Expiration Date: The 10th anniversary after the Issue Date

THIS WARRANT CERTIFIES THAT, for the agreed upon value of $1.00 and for other good and valuable consideration, including without limitation the mutual promises contained in that certain Loan and Security Agreement of even date herewith (the “Loan Agreement”) entered into by and among SILICON VALLEY BANK (“Holder”), Oxford Finance Corporation and the company named above (the “Company”), Holder is entitled to purchase the number of fully paid and nonassessable shares of the class of securities (the “Shares”) of the Company at the Warrant Price, all as set forth above and as adjusted pursuant to Article 2 of this Warrant, subject to the provisions and upon the terms and conditions set forth in this Warrant. This Warrant is issued in connection with the Loan Agreement.

ARTICLE 1. EXERCISE.

1.1 Method of Exercise. Holder may exercise this Warrant by delivering a duly executed Notice of Exercise in substantially the form attached as Appendix 1 to the principal office of the Company. Unless Holder is exercising the conversion right set forth in Article 1.2, Holder shall also deliver to the Company a check, wire transfer (to an account designated by the Company), or other form of payment acceptable to the Company for the aggregate Warrant Price for the Shares being purchased.

1.2 Conversion Right. In lieu of exercising this Warrant as specified in Article 1.1, Holder may from time to time convert this Warrant, in whole or in part, into a number of Shares determined by dividing (a) the aggregate fair market value of the Shares or other securities otherwise issuable upon exercise of this Warrant minus the aggregate Warrant Price of such Shares by (b) the fair market value of one Share. The fair market value of the Shares shall be determined pursuant to Article 1.3.

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1.3 Fair Market Value. If the Company’s common stock is traded in a public market and the Shares are common stock, the fair market value of each Share shall be the closing price of a Share reported for the business day immediately before Holder delivers its Notice of Exercise to the Company (or in the instance where the Warrant is exercised immediately prior to the effectiveness of the Company’s initial public offering, the “price to public” per share price specified in the final prospectus relating to such offering). If the Company’s common stock is traded in a public market and the Shares are preferred stock, the fair market value of a Share shall be the closing price of a share of the Company’s common stock reported for the business day immediately before Holder delivers its Notice of Exercise to the Company (or, in the instance where the Warrant is exercised immediately prior to the effectiveness of the Company’s initial public offering, the initial “price to public” per share price specified in the final prospectus relating to such offering), in both cases, multiplied by the number of shares of the Company’s common stock into which a Share is convertible. If the Company’s common stock is not traded in a public market, the Board of Directors of the Company shall determine fair market value in its reasonable good faith judgment.

1.4 Delivery of Certificate and New Warrant. Promptly after Holder exercises or converts this Warrant and, if applicable, the Company receives payment of the aggregate Warrant Price, the Company shall deliver to Holder certificates for the Shares acquired and, if this Warrant has not been fully exercised or converted and has not expired, a new Warrant representing the Shares not so acquired.

1.5 Replacement of Warrants. On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of loss, theft or destruction, on delivery of an indemnity agreement reasonably satisfactory in form and amount to the Company or, in the case of mutilation on surrender and cancellation of this Warrant, the Company shall execute and deliver, in lieu of this Warrant, a new warrant of like tenor.

1.6 Treatment of Warrant Upon Acquisition of Company.

1.6.1 “Acquisition”. For the purpose of this Warrant, “Acquisition” means any sale, license, or other disposition of all or substantially all of the assets of the Company, or any reorganization, consolidation, or merger of the Company where the holders of the Company’s securities before the transaction beneficially own less than 50% of the outstanding voting securities of the surviving entity after the transaction.

1.6.2 Treatment of Warrant at Acquisition.

A) Upon the written request of the Company, Holder agrees that, in the event of an Acquisition that is not an asset sale and in which the sole consideration is cash, either (a) Holder shall exercise its conversion or purchase right under this Warrant and such exercise will be deemed effective immediately prior to the consummation of such Acquisition or (b) if Holder elects not to exercise the Warrant, this Warrant will expire upon the consummation of such Acquisition. The Company shall provide the Holder with written notice of its request relating to the foregoing (together with such reasonable

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information as the Holder may request in connection with such contemplated Acquisition giving rise to such notice), which is to be delivered to Holder not less than ten (10) days prior to the closing of the proposed Acquisition.

B) Upon the written request of the Company, Holder agrees that, in the event of an Acquisition that is an “arms length” sale of all or substantially all of the Company’s assets (and only its assets) to a third party that is not an Affiliate (as defined below) of the Company (a “True Asset Sale”), either (a) Holder shall exercise its conversion or purchase right under this Warrant and such exercise will be deemed effective immediately prior to the consummation of such Acquisition or (b) if Holder elects not to exercise the Warrant, this Warrant will continue until the Expiration Date if the Company continues as a going concern following the closing of any such True Asset Sale. The Company shall provide the Holder with written notice of its request relating to the foregoing (together with such reasonable information as the Holder may request in connection with such contemplated Acquisition giving rise to such notice), which is to be delivered to Holder not less than ten (10) days prior to the closing of the proposed Acquisition.

C) Upon the written request of the Company, Holder agrees that, in the event of a Acquisition of the Company by a publicly traded acquirer for either a combination of cash and shares or shares only of the publicly traded company, if, on the record date for the Acquisition, the fair market value of the Shares (or other securities issuable upon exercise of this Warrant) is equal to or greater than three (3) times the Warrant Price, either (a) Holder shall exercise its conversion or purchase right under this Warrant and such exercise will be deemed effective immediately prior to the consummation of such Acquisition and the Holder shall participate in the Acquisition as a holder of the Shares (or other securities issuable upon exercise of the Warrant) on the same terms as other holders of the same class of securities of the Company, or (b) if Holder elects not to exercise the Warrant, this Warrant will expire upon the consummation of such Acquisition.

D) Upon the closing of any Acquisition other than those particularly described in subsections (A), (B) and (C) above, the successor entity shall assume the obligations of this Warrant, and this Warrant shall be exercisable for the same securities, cash, and property as would be payable for the Shares issuable upon exercise of the unexercised portion of this Warrant as if such Shares were outstanding on the record date for the Acquisition and subsequent closing. The Warrant Price and/or number of Shares shall be adjusted accordingly.

As used herein “Affiliate” shall mean any person or entity that owns or controls directly or indirectly ten (10) percent or more of the stock of Company, any person or entity that controls or is controlled by or is under common control with such persons or entities, and each of such person’s or entity’s officers, directors, joint venturers or partners, as applicable.

ARTICLE 2. ADJUSTMENTS TO THE SHARES.

2.1 Stock Dividends, Splits, Etc. If the Company declares or pays a dividend on the Shares payable in common stock, or other securities, then upon exercise of this Warrant, for each Share acquired, Holder shall receive, without cost to Holder, the total number and kind of securities to which Holder would have been entitled had Holder owned the Shares of record as of the date the dividend occurred. If the Company subdivides the Shares by reclassification or otherwise into a greater number of shares or takes any other action which increase the amount of stock into which the Shares are convertible, the number of shares purchasable hereunder shall be proportionately increased and the Warrant Price shall be proportionately decreased. If

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the outstanding shares are combined or consolidated, by reclassification or otherwise, into a lesser number of shares, the Warrant Price shall be proportionately increased and the number of Shares shall be proportionately decreased.

2.2 Reclassification, Exchange, Combinations or Substitution. Upon any reclassification, exchange, substitution, or other event that results in a change of the number and/or class of the securities issuable upon exercise or conversion of this Warrant, Holder shall be entitled to receive, upon exercise or conversion of this Warrant, the number and kind of securities and property that Holder would have received for the Shares if this Warrant had been exercised immediately before such reclassification, exchange, substitution, or other event. Such an event shall include any automatic conversion of the outstanding or issuable securities of the Company of the same class or series as the Shares to common stock pursuant to the terms of the Company’s Articles or Certificate (as applicable) of Incorporation upon the closing of a registered public offering of the Company’s common stock. The Company or its successor shall promptly issue to Holder an amendment to this Warrant setting forth the number and kind of such new securities or other property issuable upon exercise or conversion of this Warrant as a result of such reclassification, exchange, substitution or other event that results in a change of the number and/or class of securities issuable upon exercise or conversion of this Warrant. The amendment to this Warrant shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Article 2 including, without limitation, adjustments to the Warrant Price and to the number of securities or property issuable upon exercise of the new Warrant. The provisions of this Article 2.2 shall similarly apply to successive reclassifications, exchanges, substitutions, or other events.

2.3 Adjustments for Diluting Issuances. The Warrant Price and the number of Shares issuable upon exercise of this Warrant or, if the Shares are preferred stock, the number of shares of common stock issuable upon conversion of the Shares, shall be subject to adjustment, from time to time in the manner set forth in the Company’s Articles or Certificate of Incorporation as if the Shares were issued and outstanding on and as of the date of any such required adjustment. The provisions set forth for the Shares in the Company’s Articles or Certificate (as applicable) of Incorporation relating to the above in effect as of the Issue Date may not be amended, modified or waived, without the prior written consent of Holder unless such amendment, modification or waiver affects the rights associated with the Shares in the same manner as such amendment, modification or waiver affects the rights associated with all other shares of the same series and class as the Shares granted to the Holder.

2.4 No Impairment. The Company shall not, by amendment of its Articles or Certificate (as applicable) of Incorporation or through a reorganization, transfer of assets, consolidation, merger, dissolution, issue, or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed under this Warrant by the Company, but shall at all times in good faith assist in carrying out of all the provisions of this Article 2 and in taking all such action as may be necessary or appropriate to protect Holder’s rights under this Article against impairment.

2.5 Fractional Shares. No fractional Shares shall be issuable upon exercise or conversion of this Warrant and the number of Shares to be issued shall be rounded down to the nearest whole Share. If a fractional share interest arises upon any

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exercise or conversion of the Warrant, the Company shall eliminate such fractional share interest by paying Holder the amount computed by multiplying the fractional interest by the fair market value of a full Share.

2.6 Certificate as to Adjustments. Upon each adjustment of the Warrant Price, the Company shall promptly notify Holder in writing, and, at the Company’s expense, promptly compute such adjustment, and furnish Holder with a certificate of its Chief Financial Officer setting forth such adjustment and the facts upon which such adjustment is based. The Company shall, upon written request, furnish Holder a certificate setting forth the Warrant Price in effect upon the date thereof and the series of adjustments leading to such Warrant Price.

ARTICLE 3. REPRESENTATIONS AND COVENANTS OF THE COMPANY.

3.1 Representations and Warranties. The Company represents and warrants and covenants to the Holder as follows:

(a) The initial Warrant Price referenced on the first page of this Warrant is not greater than (i) the price per share at which the Shares were last issued in an arms-length transaction in which at least $500,000 of the Shares were sold and (ii) the fair market value of the Shares as of the date of this Warrant.

(b) All Shares which may be issued upon the exercise of the purchase right represented by this Warrant, and all securities, if any, issuable upon conversion of the Shares, shall, upon issuance, be duly authorized, validly issued, fully paid and nonassessable, and free of any liens and encumbrances except for restrictions on transfer provided for herein or under applicable federal and state securities laws.

(c) The Capitalization Table previously provided to Holder remains true and complete as of the Issue Date.

3.2 Notice of Certain Events. If the Company proposes at any time (a) to declare any dividend or distribution upon any of its stock, whether in cash, property, stock, or other securities and whether or not a regular cash dividend; (b) to effect any reclassification or recapitalization of any of its stock; (c) to merge or consolidate with or into any other corporation, or sell, lease, license, or convey all or substantially all of its assets, or to liquidate, dissolve or wind up; or (d) offer holders of registration rights the opportunity to participate in an underwritten public offering of the Company’s securities for cash, then, in connection with each such event, the Company shall give Holder: (1) at least 10 days prior written notice of the date on which a record will be taken for such dividend or distribution (and specifying the date on which the holders of common stock will be entitled thereto) or for determining rights to vote, if any, in respect of the matters referred to in (a) above; (2) in the case of the matters referred to in (b) and (c) above at least 10 days prior written notice of the date when the same will take place (and specifying the date on which the holders of common stock will be entitled to exchange their common stock for securities or other property deliverable upon the occurrence of such event); and (3) in the case of the matter referred to in (d) above, the same notice as is given to the holders of such registration rights. The Company shall send a concurrent written notice to Holder if the Company sends any written notice to the holders of its preferred stock generally regarding the Company offering for sale any shares of the Company’s capital stock (or other securities convertible into such capital stock), other than (i) pursuant to the Company’s stock option or other compensatory plans, (ii) in connection with commercial credit arrangements or equipment financings, or (iii) in connection with strategic transactions for purposes other than capital raising.

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3.3 Registration Under Securities Act of 1933, as amended. The Company agrees that the Shares or, if the Shares are convertible into common stock of the Company, such common stock, shall have certain incidental, “Piggyback,” registration rights pursuant to and as set forth in Section 3.5 of the Company’s Second Amended and Restated Stockholders Rights Agreement dated June 30, 2005 (the “Stockholders Agreement”) or similar agreement. The provisions set forth in Section 3.5 of the Company’s Stockholders Agreement or similar agreement relating to the above in effect as of the Issue Date may not be amended, modified or waived without the prior written consent of Holder unless such amendment, modification or waiver affects the Piggyback registration rights associated with the Shares in the same manner as such amendment, modification, or waiver affects the Piggyback rights associated with all other shares of the same series and class as the Shares granted to the Holder.

3.4 No Shareholder Rights. Except as provided in this Warrant, the Holder will not have any rights as a shareholder of the Company until the exercise of this Warrant.

3.5 Information. So long as the Company is not a public company and after the Company’s obligations to provide financial information under the Loan Agreement have terminated, the Company agrees to provide in a timely manner any information reasonably requested by Holder to enable Holder and its affiliates to comply with their accounting and legal reporting requirements.

ARTICLE 4. REPRESENTATIONS, WARRANTIES OF THE HOLDER. The Holder represents and warrants to the Company as follows:

4.1 Purchase for Own Account. This Warrant and the securities to be acquired upon exercise of this Warrant by the Holder will be acquired for investment for the Holder’s account, not as a nominee or agent, and not with a view to the public resale or distribution within the meaning of the Act. Holder also represents that the Holder has not been formed for the specific purpose of acquiring this Warrant or the Shares.

4.2 Disclosure of Information. The Holder has received or has had full access to all the information it considers necessary or appropriate to make an informed investment decision with respect to the acquisition of this Warrant and its underlying securities. The Holder further has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of this Warrant and its underlying securities and to obtain additional information (to the extent the Company possessed such information or could acquire it without unreasonable effort or expense) necessary to verify any information furnished to the Holder or to which the Holder has access.

4.3 Investment Experience. The Holder understands that the purchase of this Warrant and its underlying securities involves substantial risk. The Holder has experience as an investor in securities of companies in the development stage and acknowledges that the Holder can bear the economic risk of such Holder’s investment in this Warrant and its underlying securities and has such knowledge and

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experience in financial or business matters that the Holder is capable of evaluating the merits and risks of its investment in this Warrant and its underlying securities and/or has a preexisting personal or business relationship with the Company and certain of its officers, directors or controlling persons of a nature and duration that enables the Holder to be aware of the character, business acumen and financial circumstances of such persons.

4.4 Accredited Investor Status. The Holder is an “accredited investor” within the meaning of Regulation D promulgated under the Act.

4.5 The Act. The Holder understands that this Warrant and the Shares issuable upon exercise or conversion hereof have not been registered under the Act in reliance upon a specific exemption therefrom, which exemption depends upon, among other things, the bona fide nature of the Holder’s investment intent as expressed herein. The Holder understands that this Warrant and the Shares issued upon any exercise or conversion hereof must be held indefinitely unless subsequently registered under the Act and qualified under applicable state securities laws, or unless exemption from such registration and qualification are otherwise available.

ARTICLE 5. MISCELLANEOUS.

5.1 Term: This Warrant is exercisable in whole or in part at any time and from time to time on or before the Expiration Date.

5.2 Legends. This Warrant and the Shares (and the securities issuable, directly or indirectly, upon conversion of the Shares, if any) shall be imprinted with a legend in substantially the following form:

THIS WARRANT AND THE SHARES ISSUABLE HEREUNDER HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR THE SECURITIES LAWS OF ANY STATE AND, EXCEPT AND PURSUANT TO THE PROVISIONS OF ARTICLE 5 BELOW, MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER SAID ACT AND APPLICABLE STATE SECURITIES LAW OR, IN THE OPINION OF LEGAL COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER OF THESE SECURITIES, SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION IS EXEMPT FROM REGISTRATION.

5.3 Compliance with Securities Laws on Transfer. This Warrant and the Shares issuable upon exercise of this Warrant (and the securities issuable, directly or indirectly, upon conversion of the Shares, if any) may not be transferred or assigned in whole or in part without compliance with applicable federal and state securities laws by the transferor and the transferee (including, without limitation, the delivery of investment representation letters and legal opinions reasonably satisfactory to the Company, as reasonably requested by the Company). The Company shall not require Holder to provide an opinion of counsel if the transfer is to Holder’s parent company, SVB Financial Group (formerly Silicon Valley Bancshares), or any other affiliate of Holder. Additionally, the Company shall also not require an opinion of counsel if there is no material question as to the availability of Rule 144, including, without limitation, the

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availability of current information as referenced in Rule 144(c), Holder represents that it has complied with Rule 144(d) and (e) in reasonable detail, the selling broker represents that it has complied with Rule 144(f), and the Company is provided with a copy of Holder’s notice of proposed sale.

5.4 Transfer Procedure. Upon receipt by Holder of the executed Warrant, Holder will transfer all of this Warrant to Holder’s parent company, SVB Financial Group, by execution of an Assignment substantially in the form of Appendix 2. Subject to the provisions of Article 5.3 and upon providing Company with written notice, SVB Financial Group and any subsequent Holder may transfer all or part of this Warrant or the Shares issuable upon exercise of this Warrant (or the Shares issuable directly or indirectly, upon conversion of the Shares, if any) to any transferee, provided, however, in connection with any such transfer, SVB Financial Group or any subsequent Holder will give the Company notice of the portion of the Warrant being transferred with the name, address and taxpayer identification number of the transferee and Holder will surrender this Warrant to the Company for reissuance to the transferee(s) (and Holder if applicable). The Company may refuse to transfer this Warrant or the Shares to any person who directly competes with the Company, unless, in either case, the stock of the Company is publicly traded.

5.5 Notices. All notices and other communications from the Company to the Holder, or vice versa, shall be deemed delivered and effective when given personally or mailed by first-class registered or certified mail, postage prepaid, at such address as may have been furnished to the Company or the Holder, as the case may (or on the first business day after transmission by facsimile) be, in writing by the Company or such Holder from time to time. Effective upon receipt of the fully executed Warrant and the initial transfer described in Article 5.4 above, all notices to the Holder shall be addressed as follows until the Company receives notice of a change of address in connection with a transfer or otherwise:

SVB Financial Group

Attn: Treasury Department

3003 Tasman Drive, HA 200

Santa Clara, CA 95054

Telephone: 408-654-7400

Facsimile: 408-496-2405

Notice to the Company shall be addressed as follows until the Holder receives notice of a change in address:

GlobeImmune, Inc.

1450 Infinite Drive

Louisville, CO 80027

Attn: Chief Executive Officer

Telephone: (303 625-2700

Facsimile: (303) 625-2710

5.6 Waiver. This Warrant and any term hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought.

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5.7 Attorney’s Fees. In the event of any dispute between the parties concerning the terms and provisions of this Warrant, the party prevailing in such dispute shall be entitled to collect from the other party all costs incurred in such dispute, including reasonable attorney’s fees.

5.8 Automatic Conversion upon Expiration. In the event that, upon the Expiration Date, the fair market value of one Share (or other security issuable upon the exercise hereof) as determined in accordance with Section 1.3 above is greater than the Warrant Price in effect on such date, then this Warrant shall automatically be deemed on and as of such date to be converted pursuant to Section 1.2 above as to all Shares (or such other securities) for which it shall not previously have been exercised or converted, and the Company shall promptly deliver a certificate representing the Shares (or such other securities) issued upon such conversion to the Holder.

5.9 Counterparts. This Warrant may be executed in counterparts, all of which together shall constitute one and the same agreement.

5.10 Governing Law. This Warrant shall be governed by and construed in accordance with the laws of the State of California, without giving effect to its principles regarding conflicts of law.

[Remainder of page intentionally left blank; signature page follows]

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“COMPANY”

GLOBEIMMUNE, INC.

By:	/s/ Timothy C. Rodell, M.D.

Name:	Timothy C. Rodell, M.D.
(Print)
Title:	Chief Executive Officer

“HOLDER”

SILICON VALLEY BANK

By:	/s/ Frank Amoroso

Name:	Frank Amoroso
(Print)
Title:	VP

Warrant Effective Date: April 14, 2006

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APPENDIX 1

NOTICE OF EXERCISE

1. Holder elects to purchase              shares of the Common/Series              Preferred [strike one] Stock of GlobeImmune, Inc. pursuant to the terms of the attached Warrant, and tenders payment of the purchase price of the shares in full.

[or]

1. Holder elects to convert the attached Warrant into Shares/cash [strike one] in the manner specified in the Warrant. This conversion is exercised for              of the Shares covered by the Warrant.

[Strike paragraph that does not apply.]

2. Please issue a certificate or certificates representing the shares in the name specified below:

Holders Name

(Address)

3. By its execution below and for the benefit of the Company, Holder hereby restates each of the representations and warranties in Article 4 of the Warrant as the date hereof.

HOLDER:

By:

Name:

Title:

(Date):

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ASSIGNMENT

For value received, Silicon Valley Bank hereby sells, assigns and transfers unto

Name: SVB Financial Group Address: 3003 Tasman Drive (HA-200) Santa Clara, CA 95054 Tax ID:

that certain Warrant to Purchase Stock issued by GlobeImmune, Inc. (the “Company”), on April 14, 2006 (the “Warrant”) together with all rights, title and interest therein.

SILICON VALLEY BANK

By:	/s/ Frank Amoroso

Name:	Frank Amoroso

Title:	VP

Date: April 14, 2006

By its execution below, and for the benefit of the Company, SVB Financial Group makes each of the representations and warranties set forth in Article 4 of the Warrant and agrees to all other provisions of the Warrant as of the date hereof.

SVB FINANCIAL GROUP

By:	/s/ Paulette M. Mehas

Name:	Paulette M. Mehas

Title:	Treasurer

EXHIBIT 4.6

THIS WARRANT AND THE SHARES ISSUABLE HEREUNDER HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR THE SECURITIES LAWS OF ANY STATE AND, EXCEPT AND PURSUANT TO THE PROVISIONS OF ARTICLE 5 BELOW, MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER SAID ACT AND APPLICABLE STATE SECURITIES LAW OR, IN THE OPINION OF LEGAL COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER OF THESE SECURITIES, SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION IS EXEMPT FROM REGISTRATION.

WARRANT TO PURCHASE STOCK

Company: GLOBEIMMUNE, INC., a Delaware corporation

Number of Shares: 89,686

Class of Stock: Series B Preferred

Warrant Price: $1.338 per share

Issue Date: Is the Warrant Effective Date, which is the date on which the Holder executes this Warrant

Expiration Date: The 10th anniversary after the Issue Date

THIS WARRANT CERTIFIES THAT, for the agreed upon value of $1.00 and for other good and valuable consideration, including without limitation the mutual promises contained in that certain Loan and Security Agreement of even date herewith (the “Loan Agreement”) entered into by and among OXFORD FINANCE CORPORATION (“Holder”), Silicon Valley Bank and the company named above (the “Company”), Holder is entitled to purchase the number of fully paid and nonassessable shares of the class of securities (the “Shares”) of the Company at the Warrant Price, all as set forth above and as adjusted pursuant to Article 2 of this Warrant, subject to the provisions and upon the terms and conditions set forth in this Warrant. This Warrant is issued in connection with the Loan Agreement.

ARTICLE 1 EXERCISE.

1.1 Method of Exercise. Holder may exercise this Warrant by delivering a duly executed Notice of Exercise in substantially the form attached as Appendix 1 to the principal office of the Company. Unless Holder is exercising the conversion right set forth in Article 1.2, Holder shall also deliver to the Company a check, wire transfer (to an account designated by the Company), or other form of payment acceptable to the Company for the aggregate Warrant Price for the Shares being purchased.

1.2 Conversion Right. In lieu of exercising this Warrant as specified in Article 1.1, Holder may from time to time convert this Warrant, in whole or in part, into a number of Shares determined by dividing (a) the aggregate fair market value of the Shares or other securities otherwise issuable upon exercise of this Warrant minus the aggregate Warrant Price of such Shares by (b) the fair market value of one Share. The fair market value of the Shares shall be determined pursuant to Article 1.3.

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1.3 Fair Market Value. If the Company’s common stock is traded in a public market and the Shares are common stock, the fair market value of each Share shall be the closing price of a Share reported for the business day immediately before Holder delivers its Notice of Exercise to the Company (or in the instance where the Warrant is exercised immediately prior to the effectiveness of the Company’s initial public offering, the “price to public” per share price specified in the final prospectus relating to such offering). If the Company’s common stock is traded in a public market and the Shares are preferred stock, the fair market value of a Share shall be the closing price of a share of the Company’s common stock reported for the business day immediately before Holder delivers its Notice of Exercise to the Company (or, in the instance where the Warrant is exercised immediately prior to the effectiveness of the Company’s initial public offering, the initial “price to public” per share price specified in the final prospectus relating to such offering), in both cases, multiplied by the number of shares of the Company’s common stock into which a Share is convertible. If the Company’s common stock is not traded in a public market, the Board of Directors of the Company shall determine fair market value in its reasonable good faith judgment.

1.4 Delivery of Certificate and New Warrant. Promptly after Holder exercises or converts this Warrant and, if applicable, the Company receives payment of the aggregate Warrant Price, the Company shall deliver to Holder certificates for the Shares acquired and, if this Warrant has not been fully exercised or converted and has not expired, a new Warrant representing the Shares not so acquired.

1.5 Replacement of Warrants. On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of loss, theft or destruction, on delivery of an indemnity agreement reasonably satisfactory in form and amount to the Company or, in the case of mutilation on surrender and cancellation of this Warrant, the Company shall execute and deliver, in lieu of this Warrant, a new warrant of like tenor.

1.6 Treatment of Warrant Upon Acquisition of Company.

1.6.1 “Acquisition”. For the purpose of this Warrant, “Acquisition” means any sale, license, or other disposition of all or substantially all of the assets of the Company, or any reorganization, consolidation, or merger of the Company where the holders of the Company’s securities before the transaction beneficially own less than 50% of the outstanding voting securities of the surviving entity after the transaction.

1.6.2 Treatment of Warrant at Acquisition.

A) Upon the written request of the Company, Holder agrees that, in the event of an Acquisition that is not an asset sale and in which the sole consideration is cash, either (a) Holder shall exercise its conversion or purchase right under this Warrant and such exercise will be deemed effective immediately prior to the consummation of such Acquisition or (b) if Holder elects not to exercise the Warrant, this Warrant will expire upon the consummation of such Acquisition. The Company shall provide the Holder with written notice of its request relating to the foregoing (together with such reasonable information as the Holder may request in connection with such contemplated Acquisition giving rise to such notice), which is to be delivered to Holder not less than ten (10) days prior to the closing of the proposed Acquisition.

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B) Upon the written request of the Company, Holder agrees that, in the event of an Acquisition that is an “arms length” sale of all or substantially all of the Company’s assets (and only its assets) to a third party that is not an Affiliate (as defined below) of the Company (a “True Asset Sale”), either (a) Holder shall exercise its conversion or purchase right under this Warrant and such exercise will be deemed effective immediately prior to the consummation of such Acquisition or (b) if Holder elects not to exercise the Warrant, this Warrant will continue until the Expiration Date if the Company continues as a going concern following the closing of any such True Asset Sale. The Company shall provide the Holder with written notice of its request relating to the foregoing (together with such reasonable information as the Holder may request in connection with such contemplated Acquisition giving rise to such notice), which is to be delivered to Holder not less than ten (10) days prior to the closing of the proposed Acquisition.

C) Upon the written request of the Company, Holder agrees that, in the event of a Acquisition of the Company by a publicly traded acquirer for either a combination of cash and shares or shares only of the publicly traded company, if, on the record date for the Acquisition, the fair market value of the Shares (or other securities issuable upon exercise of this Warrant) is equal to or greater than three (3) times the Warrant Price, either (a) Holder shall exercise its conversion or purchase right under this Warrant and such exercise will be deemed effective immediately prior to the consummation of such Acquisition and the Holder shall participate in the Acquisition as a holder of the Shares (or other securities issuable upon exercise of the Warrant) on the same terms as other holders of the same class of securities of the Company, or (b) if Holder elects not to exercise the Warrant, this Warrant will expire upon the consummation of such Acquisition.

D) Upon the closing of any Acquisition other than those particularly described in subsections (A), (B) and (C) above, the successor entity shall assume the obligations of this Warrant, and this Warrant shall be exercisable for the same securities, cash, and property as would be payable for the Shares issuable upon exercise of the unexercised portion of this Warrant as if such Shares were outstanding on the record date for the Acquisition and subsequent closing. The Warrant Price and/or number of Shares shall be adjusted accordingly.

As used herein “Affiliate” shall mean any person or entity that owns or controls directly or indirectly ten (10) percent or more of the stock of Company, any person or entity that controls or is controlled by or is under common control with such persons or entities, and each of such person’s or entity’s officers, directors, joint venturers or partners, as applicable.

ARTICLE 2 ADJUSTMENTS TO THE SHARES.

2.1 Stock Dividends, Splits, Etc. If the Company declares or pays a dividend on the Shares payable in common stock, or other securities, then upon exercise of this Warrant, for each Share acquired, Holder shall receive, without cost to Holder, the total number and kind of securities to which Holder would have been entitled had Holder owned the Shares of record as of the date the dividend occurred. If the Company subdivides the Shares by reclassification or otherwise into a greater number of shares or takes any other action which increase the amount of stock into which the Shares are convertible, the number of shares purchasable hereunder shall be proportionately increased and the Warrant Price shall be proportionately decreased. If the outstanding shares are combined or consolidated, by reclassification or otherwise, into a lesser number of shares, the Warrant Price shall be proportionately increased and the number of Shares shall be proportionately decreased.

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2.2 Reclassification, Exchange, Combinations or Substitution. Upon any reclassification, exchange, substitution, or other event that results in a change of the number and/or class of the securities issuable upon exercise or conversion of this Warrant, Holder shall be entitled to receive, upon exercise or conversion of this Warrant, the number and kind of securities and property that Holder would have received for the Shares if this Warrant had been exercised immediately before such reclassification, exchange, substitution, or other event. Such an event shall include any automatic conversion of the outstanding or issuable securities of the Company of the same class or series as the Shares to common stock pursuant to the terms of the Company’s Articles or Certificate (as applicable) of Incorporation upon the closing of a registered public offering of the Company’s common stock. The Company or its successor shall promptly issue to Holder an amendment to this Warrant setting forth the number and kind of such new securities or other property issuable upon exercise or conversion of this Warrant as a result of such reclassification, exchange, substitution or other event that results in a change of the number and/or class of securities issuable upon exercise or conversion of this Warrant. The amendment to this Warrant shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Article 2 including, without limitation, adjustments to the Warrant Price and to the number of securities or property issuable upon exercise of the new Warrant. The provisions of this Article 2.2 shall similarly apply to successive reclassifications, exchanges, substitutions, or other events.

2.3 Adjustments for Diluting Issuances. The Warrant Price and the number of Shares issuable upon exercise of this Warrant or, if the Shares are preferred stock, the number of shares of common stock issuable upon conversion of the Shares, shall be subject to adjustment, from time to time in the manner set forth in the Company’s Articles or Certificate of Incorporation as if the Shares were issued and outstanding on and as of the date of any such required adjustment. The provisions set forth for the Shares in the Company’s Articles or Certificate (as applicable) of Incorporation relating to the above in effect as of the Issue Date may not be amended, modified or waived, without the prior written consent of Holder unless such amendment, modification or waiver affects the rights associated with the Shares in the same manner as such amendment, modification or waiver affects the rights associated with all other shares of the same series and class as the Shares granted to the Holder.

2.4 No Impairment. The Company shall not, by amendment of its Articles or Certificate (as applicable) of Incorporation or through a reorganization, transfer of assets, consolidation, merger, dissolution, issue, or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed under this Warrant by the Company, but shall at all times in good faith assist in carrying out of all the provisions of this Article 2 and in taking all such action as may be necessary or appropriate to protect Holder’s rights under this Article against impairment.

2.5 Fractional Shares. No fractional Shares shall be issuable upon exercise or conversion of this Warrant and the number of Shares to be issued shall be rounded down to the nearest whole Share. If a fractional share interest arises upon any exercise or conversion of the Warrant, the Company shall eliminate such fractional share interest by paying Holder the amount computed by multiplying the fractional interest by the fair market value of a full Share.

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2.6 Certificate as to Adjustments. Upon each adjustment of the Warrant Price, the Company shall promptly notify Holder in writing, and, at the Company’s expense, promptly compute such adjustment, and furnish Holder with a certificate of its Chief Financial Officer setting forth such adjustment and the facts upon which such adjustment is based. The Company shall, upon written request, furnish Holder a certificate setting forth the Warrant Price in effect upon the date thereof and the series of adjustments leading to such Warrant Price.

ARTICLE 3 REPRESENTATIONS AND COVENANTS OF THE COMPANY.

3.1 Representations and Warranties. The Company represents and warrants and covenants to the Holder as follows:

(a) The initial Warrant Price referenced on the first page of this Warrant is not greater than (i) the price per share at which the Shares were last issued in an arms-length transaction in which at least $500,000 of the Shares were sold and (ii) the fair market value of the Shares as of the date of this Warrant.

(b) All Shares which may be issued upon the exercise of the purchase right represented by this Warrant, and all securities, if any, issuable upon conversion of the Shares, shall, upon issuance, be duly authorized, validly issued, fully paid and nonassessable, and free of any liens and encumbrances except for restrictions on transfer provided for herein or under applicable federal and state securities laws.

(c) The Capitalization Table previously provided to Holder remains true and complete as of the Issue Date.

3.2 Notice of Certain Events. If the Company proposes at any time (a) to declare any dividend or distribution upon any of its stock, whether in cash, property, stock, or other securities and whether or not a regular cash dividend; (b) to effect any reclassification or recapitalization of any of its stock; (c) to merge or consolidate with or into any other corporation, or sell, lease, license, or convey all or substantially all of its assets, or to liquidate, dissolve or wind up; or (d) offer holders of registration rights the opportunity to participate in an underwritten public offering of the Company’s securities for cash, then, in connection with each such event, the Company shall give Holder: (1) at least 10 days prior written notice of the date on which a record will be taken for such dividend or distribution (and specifying the date on which the holders of common stock will be entitled thereto) or for determining rights to vote, if any, in respect of the matters referred to in (a) above; (2) in the case of the matters referred to in (b) and (c) above at least 10 days prior written notice of the date when the same will take place (and specifying the date on which the holders of common stock will be entitled to exchange their common stock for securities or other property deliverable upon the occurrence of such event); and (3) in the case of the matter referred to in (d) above, the same notice as is given to the holders of such registration rights. The Company shall send a concurrent written notice to Holder if the Company sends any written notice to the holders of its preferred stock generally regarding the Company offering for sale any shares of the Company’s capital stock (or other securities convertible into such capital stock), other than (i) pursuant to the Company’s stock option or other compensatory plans, (ii) in connection with commercial credit arrangements or equipment financings, or (iii) in connection with strategic transactions for purposes other than capital raising.

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3.3 Registration Under Securities Act of 1933, as amended. The Company agrees that the Shares or, if the Shares are convertible into common stock of the Company, such common stock, shall have certain incidental, “Piggyback,” registration rights pursuant to and as set forth in Section 3.5 of the Company’s Second Amended and Restated Stockholders Rights Agreement dated June 30, 2005, as amended from time to time (the “Stockholders Agreement”) or similar agreement. The provisions set forth in Section 3.5 of the Company’s Stockholders Agreement or similar agreement relating to the above in effect as of the Issue Date may not be amended, modified or waived without the prior written consent of Holder unless such amendment, modification or waiver affects the Piggyback registration rights associated with the Shares in the same manner as such amendment, modification, or waiver affects the Piggyback registration rights associated with all other shares of the same series and class as the Shares granted to the Holder.

3.4 No Shareholder Rights. Except as provided in this Warrant, the Holder will not have any rights as a shareholder of the Company until the exercise of this Warrant.

3.5 Information. So long as the Company is not a public company and after the Company’s obligations to provide financial information under the Loan Agreement have terminated, the Company agrees to provide in a timely manner any information reasonably requested by Holder to enable Holder and its affiliates to comply with their accounting and legal reporting requirements.

ARTICLE 4. REPRESENTATIONS, WARRANTIES OF THE HOLDER. The Holder represents and warrants to the Company as follows:

4.1 Purchase for Own Account. This Warrant and the securities to be acquired upon exercise of this Warrant by the Holder will be acquired for investment for the Holder’s account, not as a nominee or agent, and not with a view to the public resale or distribution within the meaning of the Act. Holder also represents that the Holder has not been formed for the specific purpose of acquiring this Warrant or the Shares.

4.2 Disclosure of Information. The Holder has received or has had full access to all the information it considers necessary or appropriate to make an informed investment decision with respect to the acquisition of this Warrant and its underlying securities. The Holder further has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of this Warrant and its underlying securities and to obtain additional information (to the extent the Company possessed such information or could acquire it without unreasonable effort or expense) necessary to verify any information furnished to the Holder or to which the Holder has access.

4.3 Investment Experience. The Holder understands that the purchase of this Warrant and its underlying securities involves substantial risk. The Holder has experience as an investor in securities of companies in the development stage and acknowledges that the Holder can bear the economic risk of such Holder’s investment in this Warrant and its underlying securities and has such knowledge and experience in financial or business matters that the Holder is capable of evaluating the

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merits and risks of its investment in this Warrant and its underlying securities and/or has a preexisting personal or business relationship with the Company and certain of its officers, directors or controlling persons of a nature and duration that enables the Holder to be aware of the character, business acumen and financial circumstances of such persons.

4.4 Accredited Investor Status. The Holder is an “accredited investor” within the meaning of Regulation D promulgated under the Act.

4.5 The Act. The Holder understands that this Warrant and the Shares issuable upon exercise or conversion hereof have not been registered under the Act in reliance upon a specific exemption therefrom, which exemption depends upon, among other things, the bona fide nature of the Holder’s investment intent as expressed herein. The Holder understands that this Warrant and the Shares issued upon any exercise or conversion hereof must be held indefinitely unless subsequently registered under the Act and qualified under applicable state securities laws, or unless exemption from such registration and qualification are otherwise available.

ARTICLE 5 MISCELLANEOUS.

5.1 Term: This Warrant is exercisable in whole or in part at any time and from time to time on or before the Expiration Date.

5.2 Legends. This Warrant and the Shares (and the securities issuable, directly or indirectly, upon conversion of the Shares, if any) shall be imprinted with a legend in substantially the following form:

THIS WARRANT AND THE SHARES ISSUABLE HEREUNDER HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR THE SECURITIES LAWS OF ANY STATE AND, EXCEPT AND PURSUANT TO THE PROVISIONS OF ARTICLE 5 BELOW, MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER SAID ACT AND APPLICABLE STATE SECURITIES LAW OR, IN THE OPINION OF LEGAL COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER OF THESE SECURITIES, SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION IS EXEMPT FROM REGISTRATION.

5.3 Compliance with Securities Laws on Transfer. This Warrant and the Shares issuable upon exercise of this Warrant (and the securities issuable, directly or indirectly, upon conversion of the Shares, if any) may not be transferred or assigned in whole or in part without compliance with applicable federal and state securities laws by the transferor and the transferee (including, without limitation, the delivery of investment representation letters and legal opinions reasonably satisfactory to the Company, as reasonably requested by the Company). The Company shall not require Holder to provide an opinion of counsel if the transfer is to any other affiliate of Holder. Additionally, the Company shall also not require an opinion of counsel if there is no material question as to the availability of Rule 144, including, without limitation, the availability of current information as referenced in Rule 144(c), Holder represents that it has complied with Rule 144(d) and (e) in reasonable detail, the selling broker represents that it has complied with Rule 144(f), and the Company is provided with a copy of Holder’s notice of proposed sale.

7

5.4 Transfer Procedure. Upon receipt by Holder of the executed Warrant, Holder may transfer this Warrant to any affiliate of Holder, by execution of an Assignment substantially in the form of Appendix 2. Subject to the provisions of Article 5.3 and upon providing Company with written notice, any subsequent Holder may transfer all or part of this Warrant or the Shares issuable upon exercise of this Warrant (or the Shares issuable directly or indirectly, upon conversion of the Shares, if any) to any transferee, provided, however, in connection with any such transfer, any subsequent Holder will give the Company notice of the portion of the Warrant being transferred with the name, address and taxpayer identification number of the transferee and Holder will surrender this Warrant to the Company for reissuance to the transferee(s) (and Holder if applicable). The Company may refuse to transfer this Warrant or the Shares to any person who directly competes with the Company, unless, in either case, the stock of the Company is publicly traded.

5.5 Notices. All notices and other communications from the Company to the Holder, or vice versa, shall be deemed delivered and effective when given personally or mailed by first-class registered or certified mail, postage prepaid, at such address as may have been furnished to the Company or the Holder, as the case may (or on the first business day after transmission by facsimile) be, in writing by the Company or such Holder from time to time. Effective upon receipt of the fully executed Warrant and the initial transfer described in Article 5.4 above, all notices to the Holder shall be addressed as follows until the Company receives notice of a change of address in connection with a transfer or otherwise:

Oxford Finance Corporation

133 N. Fairfax Street

Alexandria, VA 22314

Attn: Michael J. Altenburger, Chief Financial Officer

Telephone: (703) 519-4900

Facsimile: (703) 519-5225

Notice to the Company shall be addressed as follows until the Holder receives notice of a change in address:

GlobeImmune, Inc.

1450 Infinite Drive

Louisville, CO 80027

Attn: Chief Executive Officer

Telephone: (303 625-2700

Facsimile: (303) 625-2710

5.6 Waiver. This Warrant and any term hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought.

5.7 Attorney’s Fees. In the event of any dispute between the parties concerning the terms and provisions of this Warrant, the party prevailing in such dispute shall be entitled to collect from the other party all costs incurred in such dispute, including reasonable attorney’s fees.

8

5.8 Automatic Conversion upon Expiration. In the event that, upon the Expiration Date, the fair market value of one Share (or other security issuable upon the exercise hereof) as determined in accordance with Section 1.3 above is greater than the Warrant Price in effect on such date, then this Warrant shall automatically be deemed on and as of such date to be converted pursuant to Section 1.2 above as to all Shares (or such other securities) for which it shall not previously have been exercised or converted, and the Company shall promptly deliver a certificate representing the Shares (or such other securities) issued upon such conversion to the Holder.

5.9 Counterparts. This Warrant may be executed in counterparts, all of which together shall constitute one and the same agreement.

5.10 Governing Law. This Warrant shall be governed by and construed in accordance with the laws of the State of California, without giving effect to its principles regarding conflicts of law.

[Remainder of page intentionally left blank; signature page follows]

9

“COMPANY”
GLOBEIMMUNE, INC.

By:	/s/ Timothy C. Rodell, M.D.
Name:	Timothy C. Rodell, M.D.
(Print)
Title:	Chief Executive Officer

“HOLDER”
OXFORD FINANCE CORPORATION

By:	/s/ M J Altenburger
Name:	M J Altenburger
(Print)
Title:	CFO

Warrant Effective Date: April 14, 2006

10

APPENDIX 1

NOTICE OF EXERCISE

1. Holder elects to purchase              shares of the Common/Series              Preferred [strike one] Stock of GlobeImmune, Inc. pursuant to the terms of the attached Warrant, and tenders payment of the purchase price of the shares in full.

[or]

1. Holder elects to convert the attached Warrant into Shares/cash [strike one] in the manner specified in the Warrant. This conversion is exercised for              of the Shares covered by the Warrant.

[Strike paragraph that does not apply.]

2. Please issue a certificate or certificates representing the shares in the name specified below:

Holders Name

(Address)

3. By its execution below and for the benefit of the Company, Holder hereby restates each of the representations and warranties in Article 4 of the Warrant as the date hereof.

HOLDER:

By:

Name:

Title:

(Date):

11

APPENDIX 2

ASSIGNMENT

For value received, Oxford Finance Corporation hereby sells, assigns and transfers unto

Name:

Address:

Tax ID:

that certain Warrant to Purchase Stock issued by GlobeImmune, Inc. (the “Company”), on             , 2006 (the “Warrant”) together with all rights, title and interest therein.

OXFORD FINANCE CORPORATION

By:
Name:
Title:

Date:

By its execution below, and for the benefit of the Company,              makes each of the representations and warranties set forth in Article 4 of the Warrant and agrees to all other provisions of the Warrant as of the date hereof.

By:
Name:
Title:

EXHIBIT 4.7

THIS WARRANT AND THE UNDERLYING SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO SUCH SECURITIES UNDER THE ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

GLOBEIMMUNE, INC.

WARRANT TO PURCHASE SERIES C CONVERTIBLE REDEEMABLE

PREFERRED STOCK

September 14, 2007

Void After September 14, 2012

THIS CERTIFIES THAT, for value received, AQUILO PARTNERS, INC., with its principal office at One Maritime Plaza, 15th Floor, San Francisco, California 94111, or assigns (the “Holder” or “Purchaser”), is entitled to subscribe for and purchase at the Exercise Price (defined below) from GLOBEIMMUNE, INC., a Delaware corporation, with its principal office at 1450 Infinite Drive, Louisville, Colorado 80027 (the “Company”), 158,129 shares of Series C Convertible Redeemable Preferred Stock of the Company (the “Preferred Stock”), as provided herein.

Immediately prior to the closing of the Company’s first firm commitment underwritten public offering of its Common Stock registered under the Securities Act of 1933, as amended (an “Initial Offering”), this Warrant shall become exercisable for that number of shares of Common Stock of the Company into which the shares of Preferred Stock issuable under this Warrant would then be convertible, so long as such shares, if this Warrant had been exercised prior to such Initial Offering, would have been converted into shares of the Company’s Common Stock pursuant to the automatic conversion provisions (or otherwise) of the Company’s Certificate of Incorporation.

1. DEFINITIONS. As used herein, the following terms shall have the following respective meanings:

“Exercise Period” shall mean the time period commencing with the date of this Warrant and ending five (5) years following the date hereof.

“Exercise Price” shall mean $1.338 per share, subject to adjustment pursuant to Section 5 below.

1.

“Exercise Shares” shall mean the shares of the Company’s Preferred Stock issuable upon exercise of this Warrant, subject to adjustment pursuant to the terms herein, including but not limited to adjustment pursuant to Section 5 below.

2. EXERCISE OF WARRANT. The rights represented by this Warrant may be exercised in whole or in part at any time during the Exercise Period, by delivery of the following to the Company at its address set forth above (or at such other address as it may designate by notice in writing to the Holder):

(a) an executed Notice of Exercise in the form attached hereto;

(b) payment of the Exercise Price either (i) in cash or by check, or (ii) by cancellation of indebtedness; and

(c) this Warrant.

Upon the exercise of the rights represented by this Warrant, a certificate or certificates for the Exercise Shares so purchased, registered in the name of the Holder or persons affiliated with the Holder, if the Holder so designates, shall be issued and delivered to the Holder within a reasonable time after the rights represented by this Warrant shall have been so exercised.

The person in whose name any certificate or certificates for Exercise Shares are to be issued upon exercise of this Warrant shall be deemed to have become the holder of record of such shares on the date on which this Warrant was surrendered and payment of the Exercise Price was made, irrespective of the date of delivery of such certificate or certificates, except that, if the date of such surrender and payment is a date when the stock transfer books of the Company are closed, such person shall be deemed to have become the holder of such shares at the close of business on the next succeeding date on which the stock transfer books are open.

2.1 Net Exercise. Notwithstanding any provisions herein to the contrary, if the fair market value of one share of the Company’s Preferred Stock is greater than the Exercise Price (at the date of calculation as set forth below), in lieu of exercising this Warrant by payment of cash, the Holder may elect (the “Conversion Right”) to receive shares equal to the value (as determined below) of this Warrant (or the portion thereof being canceled) by surrender of this Warrant at the principal office of the Company together with the properly endorsed Notice of Exercise in which event the Company shall issue to the Holder a number of shares of Preferred Stock computed using the following formula:

X =	Y (A-B)
A

Where X = the number of shares of Preferred Stock to be issued to the Holder

2.

Y =	the number of shares of Preferred Stock purchasable under the Warrant or, if only a portion of the Warrant is being exercised, the portion of the Warrant being canceled (at the date of such calculation)

A =	the fair market value of one share of the Company’s Preferred Stock (at the date of such calculation)

B =	Exercise Price (as adjusted to the date of such calculation)

For purposes of the above calculation, the fair market value of one share of Preferred Stock shall be:

(a) the product of (i) the average daily Market Price (as defined below) during the period of the most recent 10 days, ending on the last business day before the effective date of exercise of the Conversion Right, on which the national securities exchanges were open for trading and (ii) the number of shares of the Common Stock (as defined herein) into which each Exercise Share is convertible on such date; or

(b) if no class of Common Stock is then listed or admitted to trading on any national securities exchange or quoted in the over-counter market, the fair market value shall be the Market Price on the last business day before the effective date of exercise of the Conversion Right.

(c) If the Common Stock is traded on a national securities exchange or admitted to unlisted trading privileges on such an exchange, the Market Price as of a specified day shall be the last reported sale price of Common Stock on such exchange on such date or if no such sale is made on such day, the mean of the closing bid and asked prices for such day on such exchange. If the Common Stock is not so listed or admitted to unlisted trading privileges, the Market Price as of a specified day shall be the mean of the last bid and asked prices reported on such date (x) by the Nasdaq or (y) if reports are unavailable under clause (x) above by the National Quotation Bureau Incorporated. If the Common Stock is not so listed or admitted to unlisted trading privileges and bid and ask prices are not reported, the Market Price as of a specified day shall be determined in good faith by the Board of Directors of the Company.

3. COVENANTS OF THE COMPANY.

3.1. Covenants as to Exercise Shares. The Company covenants and agrees that all Exercise Shares that may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be validly issued and outstanding, fully paid and nonassessable, and free from all taxes, liens and charges with respect to the issuance thereof. The Company further covenants and agrees that the Company will at all times during the Exercise Period, have authorized and reserved, free from preemptive rights, a sufficient number of shares of its Preferred Stock to provide for the exercise of the rights represented by this Warrant. If at any time during the Exercise Period the number of authorized but unissued shares of Preferred Stock shall not be sufficient to permit exercise of this Warrant, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Preferred Stock to such number of shares as shall be sufficient for such purposes.

3.

3.2. No Impairment. Except and to the extent as waived or consented to by the Holder, the Company will not, by amendment of its Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Warrant and in the taking of all such action as may be necessary or appropriate in order to protect the exercise rights of the Holder against impairment.

3.3. Notices of Record Date. In the event of any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend which is the same as cash dividends paid in previous quarters) or other distribution, the Company shall mail to the Holder, at least ten (10) days prior to the date specified herein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution.

3.4. Notice of Expiration. If this Warrant has not been fully exercised on or before the date thirty (30) days prior to the end of the Exercise Period, the Company shall thereafter provide Holder with at least twenty (20) days advance written notice of the date on which this Warrant is to expire. If the Company fails to provide such notice, the Exercise Period shall be extended until the date thirty (30) days after the date said notice is provided to Holder.

4. REPRESENTATIONS, WARRANTIES AND COVENANTS OF HOLDER.

4.1. Acquisition of Warrant for Personal Account. The Holder represents and warrants that it is acquiring the Warrant solely for its account for investment and not with a view to or for sale or distribution of said Warrant or any part thereof, other than potential transfers between affiliates (including affiliated funds). The Holder also represents that the entire legal and beneficial interests of the Warrant and Exercise Shares the Holder is acquiring is being acquired for, and will be held for, its account only.

4.2. Securities Are Not Registered.

(a) The Holder understands that the Warrant and the Exercise Shares have not been registered under the Securities Act of 1933, as amended (the “Act”) on the basis that no distribution or public offering of the stock of the Company is to be effected. The Holder realizes that the basis for the exemption may not be present if, notwithstanding its representations, the Holder has a present intention of acquiring the securities for a fixed or determinable period in the future, selling (in connection with a distribution or otherwise), granting any participation in, or otherwise distributing the securities. The Holder has no such present intention, other than potential transfers between affiliates (including affiliated funds).

4.

(b) The Holder recognizes that the Warrant and the Exercise Shares must be held indefinitely unless they are subsequently registered under the Act or an exemption from such registration is available.

(c) The Holder is aware that neither the Warrant nor the Exercise Shares may be sold pursuant to Rule 144 adopted under the Act unless certain conditions are met, including, among other things, the existence of a public market for the shares, the availability of certain current public information about the Company, the resale following the required holding period under Rule 144 and the number of shares being sold during any three month period not exceeding specified limitations. Holder is aware that the conditions for resale set forth in Rule 144 have not been satisfied and that the Company presently has no plans to satisfy these conditions in the foreseeable future.

4.3. Disposition of Warrant and Exercise Shares.

(a) The Holder further agrees not to make any disposition of all or any part of the Warrant or Exercise Shares in any event unless and until:

(i) The Company shall have received a letter secured by the Holder from the Securities and Exchange Commission stating that no action will be recommended to the Commission with respect to the proposed disposition; or

(ii) There is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with said registration statement; or

(iii) The Holder shall have notified the Company of the proposed disposition and shall have furnished the Company with a statement of the circumstances surrounding the proposed disposition; provided, however, that such statement will not be required if the disposition is permitted under Rule 144 of the Securities Act.

(b) The Holder agrees not to sell this Warrant or the Exercise Shares during a period specified by the representative of the underwriters of Common Stock (not to exceed one hundred eighty (180) days) following the effective date of a registration statement of the Company filed under the Act, so long as all officers, directors, and 1% stockholders have executed similar agreements and are similarly restricted from selling the Company’s stock. The underwriters of the Company’s stock are intended third party beneficiaries of this Section 4.3(b) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto.

(c) Notwithstanding the provisions of paragraphs (a) and (b) above, the Holder may assign this Warrant and the Exercise Shares to (i) any partner or retired partner of the Holder if Holder is a partnership, (ii) any member or former member of the Holder if Holder is a limited liability company, (iii) any affiliate, including affiliated funds or (iv) any family member or trust for the benefit of the Holder if the Holder is an individual; provided that the Company is given written notice thereof.

5.

(d) The Holder understands and agrees that all certificates evidencing the shares to be issued to the Holder may bear the following legend:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER THE ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

5. ADJUSTMENT OF EXERCISE PRICE; EFFECT OF ORGANIC CHANGES

5.1. Adjustment of Exercise Price. In the event of changes in the outstanding Preferred Stock of the Company by reason of stock dividends, splits, recapitalizations, reclassifications, combinations or exchanges of shares, separations, reorganizations, liquidations, or the like, the number and class of shares available under the Warrant in the aggregate and the Exercise Price shall be correspondingly adjusted to give the Holder of the Warrant, on exercise for the same aggregate Exercise Price, the total number, class, and kind of shares as the Holder would have owned had the Warrant been exercised prior to the event and had the Holder continued to hold such shares until after the event requiring adjustment. The form of this Warrant need not be changed because of any adjustment in the number of Exercise Shares subject to this Warrant.

5.2. Reorganization, Reclassification, Consolidation, Merger or Sale. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of the Company’s Preferred Stock shall be entitled to receive stock, securities, or other assets or property (an “Organic Change”), then, as a condition of such Organic Change, lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of the Preferred Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Preferred Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Warrant to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Exercise Price and of the number of shares purchasable and receivable upon the exercise of this Warrant) shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof.

6.

The Company will not effect any such consolidation, merger or sale unless, prior to the consummation thereof, the successor corporation (if other than the Company) resulting from such consolidation or the corporation purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the Holders of a majority in interest of the warrants to purchase Preferred Stock then outstanding, executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase.

5.3. Certain Events. If any change in the outstanding Preferred Stock of the Company or any other event occurs as to which the other provisions of this Section 5 are not strictly applicable or if strictly applicable would not fairly protect the purchase rights of the Holder of the Warrant in accordance with such provisions, then the Board of Directors of the Company shall make an adjustment in the number and class of shares available under the Warrant, the Exercise Price or the application of such provisions, so as to protect such purchase rights as aforesaid. The adjustment shall be such as to give the Holder of the Warrant upon exercise for the same aggregate Exercise Price the total number, class and kind of shares as he would have owned had the Warrant been exercised prior to the event and had he continued to hold such shares until after the event requiring adjustment.

6. FRACTIONAL SHARES. No fractional shares shall be issued upon the exercise of this Warrant as a consequence of any adjustment pursuant hereto. All Exercise Shares (including fractions) issuable upon exercise of this Warrant may be aggregated for purposes of determining whether the exercise would result in the issuance of any fractional share. If, after aggregation, the exercise would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Holder otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of an Exercise Share by such fraction.

7. EARLY TERMINATION. Notwithstanding anything to the contrary contained herein (including Section 5.2), in the event of an Event of Sale (as defined in the Company’s Restated Certificate of Incorporation as in effect on the date hereof) in which the holders of Preferred Stock are expected to receive an amount per share greater than or equal to two (2) times the Exercise Price (as adjusted pursuant to Section 5 hereof), the Company shall provide to the Holder fifteen (15) days advance written notice of such Event of Sale, and this Warrant shall terminate upon the closing of such Event of Sale unless exercised prior to the date of such closing.

8. NO STOCKHOLDER RIGHTS. This Warrant in and of itself shall not entitle the Holder to any voting rights or other rights as a stockholder of the Company.

9. TRANSFER OF WARRANT. Subject to applicable laws, this Warrant and all rights hereunder are transferable, by the Holder in person or by duly authorized attorney, upon delivery of this Warrant and the form of assignment attached hereto to any transferee designated by Holder.

7.

10. LOST, STOLEN, MUTILATED OR DESTROYED WARRANT. If this Warrant is lost, stolen, mutilated or destroyed, the Company may, on such terms as to indemnity or otherwise as it may reasonably impose (which shall, in the case of a mutilated Warrant, include the surrender thereof), issue a new Warrant of like denomination and tenor as the Warrant so lost, stolen, mutilated or destroyed. Any such new Warrant shall constitute an original contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated or destroyed Warrant shall be at any time enforceable by anyone.

11. NOTICES, ETC. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed telex or facsimile if sent during normal business hours of the recipient, if not, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the Company at the address listed on the signature page and to Holder at One Maritime Plaza, 15th Floor, San Francisco, California 94111, or at such other address as the Company or Holder may designate by ten (10) days advance written notice to the other parties hereto.

12. ACCEPTANCE. Receipt of this Warrant by the Holder shall constitute acceptance of and agreement to all of the terms and conditions contained herein.

13. GOVERNING LAW. This Warrant and all rights, obligations and liabilities hereunder shall be governed by the laws of the State of Colorado.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

8.

IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its duly authorized officer as of September 14, 2007.

GLOBEIMMUNE, INC.

By:	/s/ Timothy C. Rodell
Timothy C. Rodell
President and Chief Executive Officer

Address: 1450 Infinite Drive
Louisville, CO 80027

9.

NOTICE OF EXERCISE

TO: GLOBEIMMUNE, INC.

(1)     ☐     The undersigned hereby elects to purchase              shares of the Preferred Stock of GLOBEIMMUNE, INC. (the “Company”) pursuant to the terms of the attached Warrant, and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.

          ☐     The undersigned hereby elects to purchase              shares of the Preferred Stock of GLOBEIMMUNE, INC. (the “Company”) pursuant to the terms of the net exercise provisions set forth in Section 2.1 of the attached Warrant, and shall tender payment of all applicable transfer taxes, if any.

(2)     Please issue a certificate or certificates representing said shares of Preferred Stock in the name of the undersigned or in such other name as is specified below:

(Name)

(Address)

(3)     The undersigned represents that (i) the aforesaid shares of Preferred Stock are being acquired for the account of the undersigned for investment and not with a view to, or for resale in connection with, the distribution thereof and that the undersigned has no present intention of distributing or reselling such shares; (ii) the undersigned is aware of the Company’s business affairs and financial condition and has acquired sufficient information about the Company to reach an informed and knowledgeable decision regarding its investment in the Company; (iii) the undersigned is experienced in making investments of this type and has such knowledge and background in financial and business matters that the undersigned is capable of evaluating the merits and risks of this investment and protecting the undersigned’s own interests; (iv) the undersigned understands that the shares of Preferred Stock issuable upon exercise of this Warrant have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), by reason of a specific exemption from the registration provisions of the Securities Act, which exemption depends upon, among other things, the bona fide nature of the investment intent as expressed herein, and, because such securities have not been registered under the Securities Act, they must be held indefinitely unless subsequently registered under the Securities Act or an exemption from such registration is available; (v) the undersigned is aware that the aforesaid shares of Preferred Stock may not be sold pursuant to Rule 144 adopted under the Securities Act unless certain conditions are met and until the undersigned has held the shares for the number of years prescribed by Rule 144, that among the conditions for use of the Rule is the availability of current information to the public about the Company and the Company has not made such information available and has no present plans to do so; and (vi) the undersigned agrees not to make any disposition of all or any part of the aforesaid shares of Preferred Stock unless and until there is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with said registration statement, or the undersigned has provided the Company with an opinion of counsel satisfactory to the Company, stating that such registration is not required.

(Date)	(Signature)

(Print name)

ASSIGNMENT FORM

(To assign the foregoing Warrant, execute

this form and supply required information.

Do not use this form to purchase shares.)

FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby assigned to

Name:

(Please Print)

Address:
(Please Print)

Dated:

Holder’s

Signature:

Holder’s

Address:

NOTE: The signature to this Assignment Form must correspond with the name as it appears on the face of the Warrant, without alteration or enlargement or any change whatever. Officers of corporations and those acting in a fiduciary or other representative capacity should file proper evidence of authority to assign the foregoing Warrant.

EXHIBIT 4.8

THIS WARRANT AND THE UNDERLYING SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO SUCH SECURITIES UNDER THE ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

GLOBEIMMUNE, INC.

WARRANT TO PURCHASE SERIES C PREFERRED STOCK

No. PW-XX	May 14, 2009

Void After May 14, 2019

THIS CERTIFIES THAT, for value received,                     , with its principal office at                                     , or assigns (the “Holder” or “Purchaser”), is entitled to subscribe for and purchase at the Exercise Price (defined below) from GLOBEIMMUNE, INC., a Delaware corporation, with its principal office at 1450 Infinite Drive, Louisville, CO 80027 (the “Company”),                      shares of Series C Preferred Stock of the Company (the “Preferred Stock”), as provided herein.

Immediately prior to the closing of the Company’s first firm commitment underwritten public offering of its Common Stock registered under the Securities Act of 1933, as amended (an “Initial Offering”), this Warrant shall become exercisable for that number of shares of Common Stock of the Company into which the shares of Preferred Stock issuable under this Warrant would then be convertible, so long as such shares, if this Warrant had been exercised prior to such Initial Offering, would have been converted into shares of the Company’s Common Stock pursuant to the automatic conversion provisions (or otherwise) of the Company’s Certificate of Incorporation.

1. DEFINITIONS. As used herein, the following terms shall have the following respective meanings:

“Exercise Period” shall mean the time period commencing with the date of this Warrant and ending on the later of (i) ten (10) years following the date hereof and (ii) five (5) years following the closing of the Company’s Initial Offering.

“Exercise Price” shall mean $1.445 per share, subject to adjustment pursuant to Section 5 below.

“Exercise Shares” shall mean the shares of the Company’s Preferred Stock issuable upon exercise of this Warrant, subject to adjustment pursuant to the terms herein, including but not limited to adjustment pursuant to Section 5 below.

2. EXERCISE OF WARRANT. The rights represented by this Warrant may be exercised in whole or in part at any time during the Exercise Period, by delivery of the following to the Company at its address set forth above (or at such other address as it may designate by notice in writing to the Holder):

(a) an executed Notice of Exercise in the form attached hereto;

(b) payment of the Exercise Price either (i) in cash or by check, or (ii) by cancellation of indebtedness; and

(c) this Warrant.

Upon the exercise of the rights represented by this Warrant, a certificate or certificates for the Exercise Shares so purchased, registered in the name of the Holder or persons affiliated with the Holder, if the Holder so designates, shall be issued and delivered to the Holder within a reasonable time after the rights represented by this Warrant shall have been so exercised.

The person in whose name any certificate or certificates for Exercise Shares are to be issued upon exercise of this Warrant shall be deemed to have become the holder of record of such shares on the date on which this Warrant was surrendered and payment of the Exercise Price was made, irrespective of the date of delivery of such certificate or certificates, except that, if the date of such surrender and payment is a date when the stock transfer books of the Company are closed, such person shall be deemed to have become the holder of such shares at the close of business on the next succeeding date on which the stock transfer books are open.

2.1 Net Exercise. Notwithstanding any provisions herein to the contrary, if the fair market value of one share of the Company’s Preferred Stock is greater than the Exercise Price (at the date of calculation as set forth below), in lieu of exercising this Warrant by payment of cash, the Holder may elect (the “Conversion Right”) to receive shares equal to the value (as determined below) of this Warrant (or the portion thereof being canceled) by surrender of this Warrant at the principal office of the Company together with the properly endorsed Notice of Exercise in which event the Company shall issue to the Holder a number of shares of Preferred Stock computed using the following formula:

X = Y (A-B)

A

Where X	= the number of shares of Preferred Stock to be issued to the Holder

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Y	=	the number of shares of Preferred Stock purchasable under the Warrant or, if only a portion of the Warrant is being exercised, the portion of the Warrant being canceled (at the date of such calculation)

A	=	the fair market value of one share of the Company’s Preferred Stock (at the date of such calculation)

B	=	Exercise Price (as adjusted to the date of such calculation)

For purposes of the above calculation, the fair market value of one share of Preferred Stock shall be:

(a) the product of (i) the average daily Market Price (as defined below) during the period of the most recent 10 days, ending on the last business day before the effective date of exercise of the Conversion Right, on which the national securities exchanges were open for trading and (ii) the number of shares of the Common Stock (as defined herein) into which each Exercise Share is convertible on such date; or

(b) if no class of Common Stock is then listed or admitted to trading on any national securities exchange or quoted in the over-counter market, the fair market value of one share of Preferred Stock shall be as determined in good faith by the Board of Directors of the Company, taking into account the most recently or concurrently completed arm’s-length transaction between the Company and an unaffiliated third party, the closing of which occurs within the six months preceding or on the date of such calculation, if any.

If the Common Stock is traded on a national securities exchange or admitted to unlisted trading privileges on such an exchange, or is listed on the Global Market System (the “Global Market System”) of the Nasdaq, the “Market Price” as of a specified day shall be the last reported sale price of Common Stock on such exchange or on the Global Market System on such date or if no such sale is made on such day, the mean of the closing bid and asked prices for such day on such exchange or on the Global Market System. If the Common Stock is not so listed or admitted to unlisted trading privileges, the “Market Price” as of a specified day shall be the mean of the last bid and asked prices reported on such date (x) by the Nasdaq or (y) if reports are unavailable under clause (x) above by the National Quotation Bureau Incorporated. If the Common Stock is not so listed or admitted to unlisted trading privileges and bid and ask prices are not reported, the “Market Price” as of a specified day shall be determined in good faith by the Board of Directors of the Company.

3. COVENANTS OF THE COMPANY.

3.1. Covenants as to Exercise Shares. The Company covenants and agrees that all Exercise Shares that may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be validly issued and outstanding, fully paid and nonassessable, and free from all taxes, liens and charges with respect to the issuance thereof. The Company further covenants and agrees that the Company will at all times during the Exercise Period, have

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authorized and reserved, free from preemptive rights, a sufficient number of shares of its Preferred Stock to provide for the exercise of the rights represented by this Warrant. If at any time during the Exercise Period the number of authorized but unissued shares of Preferred Stock shall not be sufficient to permit exercise of this Warrant, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Preferred Stock to such number of shares as shall be sufficient for such purposes.

3.2. No Impairment. Except and to the extent as waived or consented to by the Holder, the Company will not, by amendment of its Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Warrant and in the taking of all such action as may be necessary or appropriate in order to protect the exercise rights of the Holder against impairment.

3.3. Notices of Record Date. In the event of any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend which is the same as cash dividends paid in previous quarters) or other distribution, the Company shall mail to the Holder, at least ten (10) days prior to the date specified herein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution.

3.4. Notice of Expiration. If this Warrant has not been fully exercised on or before the date thirty (30) days prior to the end of the Exercise Period, the Company shall thereafter provide Holder with at least twenty (20) days advance written notice of the date on which this Warrant is to expire. If the Company fails to provide such notice, the Exercise Period shall be extended until the date thirty (30) days after the date said notice is provided to Holder.

4. REPRESENTATIONS, WARRANTIES AND COVENANTS OF HOLDER.

4.1. Acquisition of Warrant for Personal Account. The Holder represents and warrants that it is acquiring the Warrant solely for its account for investment and not with a view to or for sale or distribution of said Warrant or any part thereof, other than potential transfers between affiliates (including affiliated funds). The Holder also represents that the entire legal and beneficial interests of the Warrant and Exercise Shares the Holder is acquiring is being acquired for, and will be held for, its account only.

4.2. Securities Are Not Registered.

(a) The Holder understands that the Warrant and the Exercise Shares have not been registered under the Securities Act of 1933, as amended (the “Act”) on the basis that no distribution or public offering of the stock of the Company is to be effected. The Holder realizes that the basis for the exemption may not be present if, notwithstanding its representations, the Holder has a present intention of acquiring the securities for a fixed or determinable period in the

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future, selling (in connection with a distribution or otherwise), granting any participation in, or otherwise distributing the securities. The Holder has no such present intention, other than potential transfers between affiliates (including affiliated funds).

(b) The Holder recognizes that the Warrant and the Exercise Shares must be held indefinitely unless they are subsequently registered under the Act or an exemption from such registration is available.

(c) The Holder is aware that neither the Warrant nor the Exercise Shares may be sold pursuant to Rule 144 adopted under the Act unless certain conditions are met, including, among other things, the existence of a public market for the shares, the availability of certain current public information about the Company, the resale following the required holding period under Rule 144 and the number of shares being sold during any three month period not exceeding specified limitations. Holder is aware that the conditions for resale set forth in Rule 144 have not been satisfied and that the Company presently has no plans to satisfy these conditions in the foreseeable future.

4.3. Disposition of Warrant and Exercise Shares.

(a) The Holder further agrees not to make any disposition of all or any part of the Warrant or Exercise Shares in any event unless and until:

(i) The Company shall have received a letter secured by the Holder from the Securities and Exchange Commission stating that no action will be recommended to the Commission with respect to the proposed disposition; or

(ii) There is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with said registration statement; or

(iii) The Holder shall have notified the Company of the proposed disposition and shall have furnished the Company with a statement of the circumstances surrounding the proposed disposition; provided, however, that such statement will not be required if the disposition is permitted under Rule 144 of the Securities Act.

(b) The Holder agrees not to sell this Warrant or the Exercise Shares during a period specified by the representative of the underwriters of Common Stock (not to exceed one hundred eighty (180) days) following the effective date of the initial registration statement of the Company filed under the Act, so long as all officers, directors, and 1% stockholders have executed similar agreements and are similarly restricted from selling the Company’s stock.

(c) Notwithstanding the provisions of paragraphs (a) and (b) above, the Holder may assign this Warrant and the Exercise Shares to (i) any partner or retired partner of the Holder if Holder is a partnership, (ii) any member or former member of the Holder if Holder is a limited liability company, (iii) any affiliate, including affiliated funds or (iv) any family member or trust for the benefit of the Holder if the Holder is an individual; provided that the Company is given written notice thereof.

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(d) The Holder understands and agrees that all certificates evidencing the shares to be issued to the Holder may bear the following legend:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER THE ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

5. ADJUSTMENT OF EXERCISE PRICE; EFFECT OF ORGANIC CHANGES

5.1. Adjustment of Exercise Price. In the event of changes in the outstanding Preferred Stock of the Company by reason of stock dividends, splits, recapitalizations, reclassifications, combinations or exchanges of shares, separations, reorganizations, liquidations, or the like, the number and class of shares available under the Warrant in the aggregate and the Exercise Price shall be correspondingly adjusted to give the Holder of the Warrant, on exercise for the same aggregate Exercise Price, the total number, class, and kind of shares as the Holder would have owned had the Warrant been exercised prior to the event and had the Holder continued to hold such shares until after the event requiring adjustment. The form of this Warrant need not be changed because of any adjustment in the number of Exercise Shares subject to this Warrant.

5.2. Reorganization, Reclassification, Consolidation, Merger or Sale. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of the Company’s Preferred Stock shall be entitled to receive stock, securities, or other assets or property (an “Organic Change”), then, as a condition of such Organic Change, lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of the Preferred Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Preferred Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Warrant to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Exercise Price and of the number of shares purchasable and receivable upon the exercise of this Warrant) shall thereafter be applicable, in

6

relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. The Company will not effect any such consolidation, merger or sale unless, prior to the consummation thereof, the successor corporation (if other than the Company) resulting from such consolidation or the corporation purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the Holders of a majority in interest of the warrants to purchase Preferred Stock then outstanding, executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase.

5.3. Certain Events. If any change in the outstanding Preferred Stock of the Company or any other event occurs as to which the other provisions of this Section 5 are not strictly applicable or if strictly applicable would not fairly protect the purchase rights of the Holder of the Warrant in accordance with such provisions, then the Board of Directors of the Company shall make an adjustment in the number and class of shares available under the Warrant, the Exercise Price or the application of such provisions, so as to protect such purchase rights as aforesaid. The adjustment shall be such as to give the Holder of the Warrant upon exercise for the same aggregate Exercise Price the total number, class and kind of shares as he would have owned had the Warrant been exercised prior to the event and had he continued to hold such shares until after the event requiring adjustment.

6. FRACTIONAL SHARES. No fractional shares shall be issued upon the exercise of this Warrant as a consequence of any adjustment pursuant hereto. All Exercise Shares (including fractions) issuable upon exercise of this Warrant may be aggregated for purposes of determining whether the exercise would result in the issuance of any fractional share. If, after aggregation, the exercise would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Holder otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of an Exercise Share by such fraction.

7. NO STOCKHOLDER RIGHTS. This Warrant in and of itself shall not entitle the Holder to any voting rights or other rights as a stockholder of the Company.

8. TRANSFER OF WARRANT. Subject to applicable laws, this Warrant and all rights hereunder are transferable, by the Holder in person or by duly authorized attorney, upon delivery of this Warrant and the form of assignment attached hereto to any transferee designated by Holder.

9. LOST, STOLEN, MUTILATED OR DESTROYED WARRANT. If this Warrant is lost, stolen, mutilated or destroyed, the Company may, on such terms as to indemnity or otherwise as it may reasonably impose (which shall, in the case of a mutilated Warrant, include the surrender thereof), issue a new Warrant of like denomination and tenor as the Warrant so lost, stolen, mutilated or destroyed. Any such new Warrant shall constitute an original contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated or destroyed Warrant shall be at any time enforceable by anyone.

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10. NOTICES, ETC. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed telex or facsimile if sent during normal business hours of the recipient, if not, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the Company at the address listed on the signature page and to Holder at              or at such other address as the Company or Holder may designate by ten (10) days advance written notice to the other parties hereto.

11. ACCEPTANCE. Receipt of this Warrant by the Holder shall constitute acceptance of and agreement to all of the terms and conditions contained herein.

12. GOVERNING LAW. This Warrant and all rights, obligations and liabilities hereunder shall be governed by the laws of the State of Colorado.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its duly authorized officer as of May 14, 2009.

GLOBEIMMUNE, INC.

/s/ Timothy C. Rodell
Timothy C. Rodell, M.D.
President and Chief Executive Officer

Address:	1450 Infinite Drive
Louisville, CO 80027

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NOTICE OF EXERCISE

TO: GLOBEIMMUNE, INC.

(1)    [ ]     The undersigned hereby elects to purchase              shares of the Preferred Stock of GLOBEIMMUNE, INC. (the “Company”) pursuant to the terms of the attached Warrant, and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.

    [ ]     The undersigned hereby elects to purchase              shares of the Preferred Stock of GLOBEIMMUNE, INC. (the “Company”) pursuant to the terms of the net exercise provisions set forth in Section 2.1 of the attached Warrant, and shall tender payment of all applicable transfer taxes, if any.

(2) Please issue a certificate or certificates representing said shares of Preferred Stock in the name of the undersigned or in such other name as is specified below:

(Name)

(Address)

(3) The undersigned represents that (i) the aforesaid shares of Preferred Stock are being acquired for the account of the undersigned for investment and not with a view to, or for resale in connection with, the distribution thereof and that the undersigned has no present intention of distributing or reselling such shares; (ii) the undersigned is aware of the Company’s business affairs and financial condition and has acquired sufficient information about the Company to reach an informed and knowledgeable decision regarding its investment in the Company; (iii) the undersigned is experienced in making investments of this type and has such knowledge and background in financial and business matters that the undersigned is capable of evaluating the merits and risks of this investment and protecting the undersigned’s own interests; (iv) the undersigned understands that the shares of Preferred Stock issuable upon exercise of this Warrant have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), by reason of a specific exemption from the registration provisions of the Securities Act, which exemption depends upon, among other things, the bona fide nature of the investment intent as expressed herein, and, because such securities have not been registered under the Securities Act, they must be held indefinitely unless subsequently registered under the Securities Act or an exemption from such registration is available; (v) the undersigned is aware that the aforesaid shares of Preferred Stock may not be sold pursuant to Rule 144 adopted under the Securities Act unless certain conditions are met and until the undersigned has held the shares for the number of years prescribed by Rule 144, that among the conditions for use of the Rule is the availability of current information to the public about the Company and the Company has not made such information available and has no present plans to do so; and (vi) the undersigned agrees not to make any disposition of all or any part of the aforesaid shares of Preferred Stock unless and until there is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with said registration statement, or the undersigned has provided the Company with an opinion of counsel satisfactory to the Company, stating that such registration is not required.

(Date)	(Signature)

(Print name)

1

ASSIGNMENT FORM

(To assign the foregoing Warrant, execute this form and supply required information. Do not use this form to purchase shares.)

FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby assigned to

Name:

(Please Print)

Address:

(Please Print)

Dated:

Holder’s

Signature:

Holder’s

Address:

NOTE: The signature to this Assignment Form must correspond with the name as it appears on the face of the Warrant, without alteration or enlargement or any change whatever. Officers of corporations and those acting in a fiduciary or other representative capacity should file proper evidence of authority to assign the foregoing Warrant.

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Schedule to Form of Series C Preferred Stock Warrant

Warrant No.	Name of Warrantholder	Principal Office	Number of Shares
PW-1	Celgene International, Inc.	86 Morris Avenue, Summit, NJ 07901	2,076,125
PW-2	HealthCare Ventures VII, L.P.	44 Nassau Street, Princeton, NJ 08542	116,586
PW-3	Morgenthaler Partners, VII, L.P.	4430 Arapahoe Ave., Suite 220, Boulder, CO 80303	116,586
PW-4	Sequel Limited Partnership III	4430 Arapahoe Avenue, Suite 220, Boulder, CO 80303	66,955
PW-5	Sequel Entrepreneurs’ Fund III, LP	4430 Arapahoe Avenue, Suite 220, Boulder, CO 80303	1,860
PW-6	Kappa Investors LLC c/o Wexford Capital LLC	Wexford Plaza, 411 West Putman Avenue, Greenwich, CT 06830	67,346
PW-8	Medica III Investments (International) L.P.	POB 2206, Herzlia, Israel 46120	20,284
PW-9	Medica III Investments (Israel) L.P.	POB 2206, Herzlia, Israel 46120	7,372
PW-10	Medica III Investments (S.F.) L.P.	POB 2206, Herzlia, Israel 46120	8,024
PW-11	Medica III Investments (P.F.) L.P.	POB 2206, Herzlia, Israel 46120	4,309
PW-12	Medica III Investments (Israel) (B) L.P.	POB 2206, Herzlia, Israel 46120	10,426
PW-13	Poalim Medica III Investments L.P.	POB 2206, Herzlia, Israel 46120	9,607
PW-14	Adams Street V, L.P.	c/o Adams Street Partners, LLC, One North Wacker Drive, Suite 2200, Chicago, IL 60606	35,477
PW-15	PAC-LINK BioVentures I	16F, 2, Sec.2, TunHwa South Rd., Taipei, Taiwan	20,214
PW-16	Celgene International, Inc.	86 Morris Avenue, Summit, NJ 07901	20,203
PW-17	Richard King Mellon Foundation	P.O. Box 945, Ligonier, PA 15658	10,102
PW-18	Mellon Family Investment Company V	P.O. Box RKM, Ligonier, PA 15658	10,102
PW-19	Grand Cathay Venture Capital III Co., Ltd.	3F., No. 245, Tun Hua S. Road, Sec. 1, Taipei 106, Taiwan	7,088
PW-20	Grand Cathay Venture Capital Co., Ltd.	3F., No. 245, Tun Hua S. Road, Sec. 1, Taipei 106, Taiwan	4,050
PW-21	Biogen Idec MA, Inc.	5200 Research Place, San Diego, CA 92122	10,142
PW-22	Eminent Venture Capital Corp.	Room A, 28F., No. 7, Sec.5, Xinyi Rd., Xinyi District, Taipei City 110, Taiwan	10,102
PW-23	Yed Global Lifescience I Partnership	c/o Yasuda Enterprise Development Co., Ltd., Kojimachi 4chome Kyodo Bldg., 9F, 2-7, 4-chome, Kojimachi, Chiyoda-ku, Tokyo 102-0083 Japan	10,107
PW-24	Partners Healthcare System Pooled Investment Accounts	101 Merrimac Street, 4th Floor, Boston, MA 02114	2,532
PW-25	Washington Research Foundation	2815 Eastlake Avenue East, Suite 300, Seattle, WA 98102	2,020
PW-26	GC&H Investments, LLC	101 California Street, 5th Floor, San Francisco, CA 94111-5800	648
PW-27	Lilly Ventures Fund I LLC	115 West Washington Street, South Tower, Ste 1680, Indianapolis, IN 46204	50,684
TOTAL:			2,698,951

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Exhibit 4.9

GLOBEIMMUNE, INC.

FIFTH AMENDED AND RESTATED

STOCKHOLDERS AGREEMENT

THIS FIFTH AMENDED AND RESTATED STOCKHOLDERS AGREEMENT (this “Agreement”) is entered into as of January 14, 2010 by and among GLOBEIMMUNE, INC., a Delaware corporation (the “Corporation”), those original stockholders of the Corporation listed on Schedule 1 hereto (hereinafter referred to collectively as the “Original Stockholders”), those stockholders of the Corporation listed from time to time on Schedule 2 hereto (together with those certain stockholders of the Corporation that shall from time-to-time become party to this Agreement and listed on Schedule 2 hereto effective as of the date indicated on the counterpart signature page hereto, “Investors” and together with the Original Stockholders, the “Holders”).

W I T N E S S E T H:

WHEREAS, the Corporation and certain of the Investors are entering into a Series E Convertible Preferred Stock Purchase Agreement of even date herewith (the “Series E Stock Purchase Agreement”), in connection with which the Corporation agrees to sell shares of its Series E Convertible Preferred Stock, par value $.001 per share, and the Corporation desires to grant to such Investor certain registration and other rights with respect to such shares (the “Financing”);

WHEREAS, the obligations in the Series E Stock Purchase Agreement are conditioned upon the execution and delivery of this Agreement;

WHEREAS, the Original Stockholders agreed to certain restrictions on their rights to dispose of their shares of Common Stock of the Corporation set forth in that certain Stockholders Agreement, dated October 13, 1997 (the “Original Stockholders Agreement”);

WHEREAS, in connection with the issuance by the Corporation of shares of its Series A Preferred Stock pursuant to the Convertible Preferred Stock Purchase Agreement dated June 6, 2003 (the “Series A Stock Purchase Agreement”), the Original Stockholders Agreement was amended and restated pursuant to the Amended and Restated Stockholders Agreement, dated June 6, 2003 (the “Restated Stockholders Agreement”);

WHEREAS, in connection with the issuance by the Corporation of shares of its Series B Preferred Stock pursuant to the Convertible Preferred Stock Purchase Agreement dated June 30, 2005 (the “Series B Stock Purchase Agreement”), the Restated Stockholders Agreement was amended and restated pursuant to the Second Amended and Restated Stockholders Agreement, dated June 30, 2005 (the “Second Restated Stockholders Agreement”);

WHEREAS, in connection with the issuance by the Corporation of shares of its Series C Preferred Stock pursuant to the Convertible Preferred Stock Purchase Agreement dated July 9, 2007, as amended from time to time (the “Series C Stock Purchase Agreement”), the Second

1.

Restated Stockholders Agreement was amended and restated pursuant to the Third Amended and Restated Stockholders Agreement, dated July 9, 2007, as amended by that certain First Amendment to Third Amended and Restated Stockholder Agreement, dated September 13, 2007 (as amended, the “Third Restated Stockholders Agreement”);

WHEREAS, in connection with the issuance by the Corporation of shares of its Series D Preferred Stock pursuant to the Convertible Preferred Stock and Warrant Purchase Agreement dated May 14, 2009, as amended from time to time (the “Series D Stock Purchase Agreement”), the Third Restated Stockholders Agreement was amended and restated pursuant to the Fourth Amended and Restated Stockholders Agreement, dated May 14, 2009 (as amended, the “Fourth Restated Stockholders Agreement”);

WHEREAS, as a condition to certain Investors entering into the Series E Stock Purchase Agreement, the Original Stockholders agree to certain restrictions on their rights to dispose of their shares of Common Stock, par value $.001 per share, of the Corporation (the “Common Stock”), as set forth herein; and

WHEREAS, by this amendment to the Fourth Restated Stockholders Agreement, the Holders and the Corporation propose to enter into this Agreement governing their respective rights and obligations relating to the Offered Securities (as defined below) and the Holders’ right to dispose of their shares of Offered Securities acquired prior to or after the execution of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and of the respective covenants and undertakings of the Corporation and the Holders hereunder and under the Series E Stock Purchase Agreement, the parties hereto do hereby agree as follows:

ARTICLE 1

DEFINITIONS

As used herein, the following terms shall have the following respective meanings:

(a) Agreement shall have the meaning set forth in the preamble hereto.

(b) Approved Plan shall mean the 2002 Stock Incentive Plan of the Corporation, as it may be amended from time to time pursuant to the terms of this Agreement and in compliance with the terms of such plan or arrangement (the “Current Incentive Plan”) and any other written agreement, plan or arrangement to purchase, or rights to subscribe for, stock options, Common Stock or any other equity securities of the Corporation the issuance of which has been approved in form and in substance by the holders of a majority of the combined voting power of the Convertible Preferred Shares then outstanding (the “Requisite Majority”), calculated in accordance with Section A.6(a) of Article 3 of the Certificate (including, in such calculation, any outstanding Restricted Shares held by such holders), and which, as a condition precedent to the issuance of stock options, Common Stock or any other equity security, provides

2.

for the vesting of stock options, Common Stock or any other equity security and/or subjects such stock options, shares or securities to restrictions on transfers and rights of first offer in favor of the Corporation.

(c) Board shall mean the Board of Directors of the Corporation.

(d) BSI/GFH Group shall mean (i) BSI SA (“BSI”); (ii) any entity now existing or hereafter formed which is affiliated with or under common control with BSI (a “BSI Fund”); (iii) any affiliates of BSI or any other BSI Fund or any other investment vehicle controlled by BSI and its affiliates; (iv) Generali Financial Holdings FCP-FIS Sub-Fund 1 acting through its management company Allegro S.a.r.l. (“GFH”); (v) any investment vehicle whose majority ownership is held by Assicurazioni Generali S.p.A. and its subsidiaries; and (vi) any successors or permissible assigns of any of the foregoing.

(e) BSI/GFH Observer shall mean the representative of the BSI/GFH Group appointed from time to time pursuant to Section 5.7 hereof.

(f) Budget shall have the meaning set forth in Section 2.8 hereof.

(g) Certificate shall mean the Restated Certificate of Incorporation of the Corporation as in effect on the date hereof.

(h) Claim shall have the meaning set forth in Section 7.1 hereof.

(i) Commission shall mean the U.S. Securities and Exchange Commission.

(j) Convertible Preferred Shares shall mean the Series A Preferred Shares, the Series B Preferred Shares, the Series C Preferred Shares, the Series D Preferred Shares and the Series E Preferred Shares.

(k) Convertible Preferred Stock shall mean the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock and the Series E Preferred Stock.

(l) Corporation shall have the meaning set forth in the preamble hereto.

(m) Designating Party shall have the meaning set forth in Section 5.4 hereof.

(n) Domestic Partner shall mean an adult of the same or opposite sex with whom another adult has an intimate relationship in which the adults (1) reside together or share the same permanent address for a period of at least 12 consecutive months, (2) each share responsibility and contribute, in equal or unequal amounts, to providing food, shelter, other expenses and other non-financial aspects of the relationship, (3) each have the current intent to remain in the relationship indefinitely, (4) are not married to any other person, (5) are not related by blood closer than law would prohibit in legal marriage in the state of residence, and (6) each do not have a different Domestic Partner.

3.

(o) Environmental Laws shall mean all applicable federal, state and local laws, ordinances, rules and regulations that regulate, fix liability for, or otherwise relate to, the handling, use (including use in industrial processes, in construction, as building materials, or otherwise), storage and disposal of hazardous and toxic wastes and substances, and to the discharge, leakage, presence, migration, threatened release or release (whether by disposal, a discharge into any water source or system or into the air, or otherwise) of any pollutant or effluent. Without limiting the preceding sentence, the term “Environmental Laws” shall specifically include the following federal and state laws, as amended:

FEDERAL

Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. 9601 et seq.;

Resource Conservation and Recovery Act of 1976, 42 U.S.C. 6901 et seq.;

Clean Water Act, 33 U.S.C. 1251 et seq.; and

Clean Air Act, 42 U.S.C. 7401 et seq.

STATE

COLORADO ENVIRONMENTAL STATUTES

Colorado Hazardous Waste Sites Act, Colo. Rev. Stat. § 25-16-101 et seq.;

Colorado Hazardous Waste Act, Colo. Rev. Stat. § 25-15-101 et seq.;

Colorado Water Quality Control Act, Colo. Rev. Stat. § 25-8-101 et seq.; and

Colorado Air Pollution Prevention and Control Act, Colo. Rev. Stat. § 25-7-101 et seq.

(p) Equity Percentage shall mean, as to any Investor, that percentage figure which expresses the ratio that (a) the number of shares of issued and outstanding Common Stock then owned by such Investor bears to (b) the aggregate number of shares of issued and outstanding Common Stock then owned by all Investors. For purposes solely of the computation set forth in clauses (a) and (b) above and the right of oversubscription, all issued and outstanding securities held by the Investors that are convertible into or exercisable or exchangeable for shares of Common Stock (including any issued and issuable shares of Preferred Stock) or for any such convertible, exercisable or exchangeable securities, shall be treated as having been so converted, exercised or exchanged at the rate or price at which such securities are convertible, exercisable or exchangeable for shares of Common Stock in effect at the time in question (which, for purposes of Section 2.3 of this Agreement, shall be at the time of delivery by the Corporation of the notice of the Offer contemplated by Section 2.3(b)), whether or not such securities are at such time immediately convertible, exercisable or exchangeable.

4.

(q) Exchange Act shall mean the Securities Exchange Act of 1934, as amended.

(r) Exchange Act Registration Statement shall have the meaning set forth in Section 2.5 hereof.

(s) Excess Securities shall have the meaning set forth in Section 2.3(d) hereof.

(t) Excess Securities Notice shall have the meaning set forth in Section 2.3(d) hereof.

(u) Excess Securities Period shall have the meaning set forth in Section 2.3(d) hereof.

(v) Excluded Forms shall have the meaning given such term in Section 3.5 hereof.

(w) Excluded Securities shall mean, collectively:

(i) the Reserved Shares;

(ii) stock options issued or issuable to officers, directors or employees of, or consultants or independent contractors to, the Corporation, pursuant to an Approved Plan;

(iii) Common Stock issued as a stock dividend payable upon outstanding shares of Common Stock;

(iv) any securities issued for consideration other than cash pursuant to a merger, consolidation, acquisition or similar business combination approved by the Board of Directors, including a majority of the Preferred Directors;

(v) Common Stock or Preferred Stock or warrants or options to acquire Common Stock or Preferred Stock issued or issuable to banks or similar financial or lending institutions, lenders, equipment lessors or landlords, provided that each such issuance is approved by the Board of Directors, including a majority of the Preferred Directors;

(vi) Common Stock or Preferred Stock or warrants or options to acquire Common Stock or Preferred Stock issued or issuable to third parties in connection with strategic partnerships or alliances, joint ventures or other licensing transactions, provided that each such transaction and related issuance is approved by the Board of Directors, including a majority of the Preferred Directors;

(vii) Any (A) securities issued or issuable pursuant to the options or warrants set forth on Exhibit B to this Agreement, and (B) stock issued pursuant to any rights, agreements, options or warrants issued or granted after the date of this Agreement, provided that

5.

each such grant is approved by the Board of Directors, including a majority of the Preferred Directors, and provided further that, with respect to (B), the pre-emptive rights established by Section 2.3 applied with respect to the initial sale or grant by the Corporation of such rights, agreements, options or warrants;

(viii) Any securities that are issued by the Corporation pursuant to a registration statement filed under the Securities Act;

(ix) Any securities issued in connection with joint ventures, manufacturing, marketing or distribution arrangements or technology transfer or development arrangements; provided that such strategic transactions and the issuance of shares therein, has been approved by the Board of Directors, including a majority of the Preferred Directors; and

(x) Any securities that are issued by the Corporation pursuant to the Series E Stock Purchase Agreement.

(x) Family of an individual shall mean only that individual’s spouse, Domestic Partner and lineal descendants (including by adoption).

(y) Group shall mean: (i) as to an Investor that is a corporation: any and all of the venture capital limited partnerships or corporations now existing or hereafter formed that are affiliated with or under common control with one or more of the controlling stockholders of such Investor and any predecessor or successor thereto, and (ii) in the case of HCV VII, the HCV Group, and (iii) in the case of Morgenthaler VII, the Morgenthaler Group, and (iv) in the case of Sequel III, the Sequel Group, (v) in the case of Lilly Ventures, the Lilly Group, (vi) in the case of Kappa Investors, the Wexford Group, (vii) as to Medica III Investments (International) L.P., the Medica Group and (viii) as to BSI, the BSI/GFH Group.

(z) Hazardous Materials shall include, without limitation, any flammable explosives, petroleum products, petroleum byproducts, radioactive materials, hazardous wastes, hazardous substances, toxic substances or other similar materials regulated by Environmental Laws.

(aa) HCV Group shall mean (i) HCV VII; (ii) any venture capital limited partnership now existing or hereafter formed which is affiliated with or under common control with one or more general partners of any general partner of HCV VII (an “HCV Fund”); (iii) any limited partners or affiliates of HCV VII or any other HCV Fund; and (iv) any successors or permissible assigns of any of the foregoing.

(bb) HCV VII shall mean HealthCare Ventures VII, L.P., a Delaware limited partnership, including any successor thereto or any permissible assignee of the interest, in whole or in part, of HCV VII under this Agreement.

(cc) Holders shall have the meaning set forth in the preamble hereto and, in the interest of clarity, shall not include the use of the term without capitalization.

6.

(dd) Indemnitees shall have the meaning set forth in Section 7.1 hereof.

(ee) Initial Closing shall have the meaning set forth in the Series E Stock Purchase Agreement.

(ff) Initial Offering shall mean the Corporation’s first firm commitment underwritten public offering of its Common Stock registered under the Securities Act.

(gg) Investors shall have the meaning set forth in the preamble hereto, severally, but not jointly and severally.

(hh) Kappa Investors shall mean Kappa Investors LLC, including any successor thereto or any permissible assignee of the interest, in whole or in part, of Kappa Investors under this Agreement.

(ii) Lilly Group shall mean (i) Eli Lilly and Company; (ii) Lilly Ventures and any other venture capital division or entity now existing or hereafter formed which is affiliated with Eli Lilly and Company or under common control with Lilly Ventures; and (iii) any successors or permissible assigns of any of the foregoing.

(jj) Lilly Observer shall mean the representative of the Lilly Group appointed from time to time pursuant to Section 5.7 hereof.

(kk) Lilly Ventures means Lilly Ventures Fund I, LLC, a Delaware limited liability company, together with its successors or permissible assigns.

(ll) Medica Group shall mean (i) any or all of Medica III Investments (International) L.P., Medica III Investments (Israel), Medica III Investments (P.F.) L.P., Medica III Investments (S.F.) L.P., Medica III Investments (Israel) (B) L.P. and Poalim Medica III Investments L.P. (ii) any venture capital limited partnership now existing or hereafter formed which is affiliated with or under common control with one or more general partners of any general partner of any of the foregoing entities (a “Medica Fund”); (iii) any limited partners or affiliates of any Medica Fund; and (iv) any successors or permissible assigns of any of the foregoing.

(mm) Morgenthaler Group shall mean (i) Morgenthaler VII; (ii) any venture capital limited partnership now existing or hereafter formed which is affiliated with or under common control with one or more general partners of any general partner of Morgenthaler VII (a “Morgenthaler Fund”); (iii) any limited partners or affiliates of Morgenthaler VII or any other Morgenthaler Fund; and (iv) any successors or permissible assigns of any of the foregoing.

(nn) Morgenthaler VII shall mean Morgenthaler Partners, VII, L.P., a Delaware limited partnership, including any successor thereto or any permissible assignee of the interest, in whole or in part, of Morgenthaler VII under this Agreement.

7.

(oo) Note Purchase Agreement shall mean the Note Purchase Agreement, dated as of March 3, 2009, among the Corporation and the other parties thereto, as the same may be amended from time to time.

(pp) Notice of Acceptance shall have the meaning set forth in Section 2.3(c) hereof.

(qq) Observer shall mean the representative of each of the HCV Group, the Morgenthaler Group, the Sequel Group, the Lilly Group and the BSI/GFH Group, as applicable, appointed from time to time pursuant to Section 5.7 hereof.

(rr) Offer shall have the meaning set forth in Section 2.3(b) hereof.

(ss) Offered Securities shall mean, except for Excluded Securities, (i) any shares of Common Stock, Preferred Stock or any other equity security of the Corporation, including securities issued upon the exercise or conversion of stock options or other derivative or convertible securities of the Corporation, (ii) any debt security or capitalized lease with any equity feature with respect to the Corporation, or (iii) any option, warrant or other right to subscribe for, purchase or otherwise acquire any such equity security, debt security or capitalized lease.

(tt) Option Shares shall have the meaning set forth in Section 5.2(a)(v) of the Series E Stock Purchase Agreement.

(uu) Original Stockholders shall have the meaning set forth in the preamble hereto.

(vv) Other Shares shall have the meaning set forth in Section 3.5(e) hereof.

(ww) Preferred Directors shall have the meaning set forth in Section A.6(b)(i) of Article 3 of the Certificate.

(xx) Preferred Stock shall mean all series of the Preferred Stock, par value $.001 per share, of the Corporation.

(yy) Preferred Stockholders shall mean, collectively, all holders of shares of Preferred Stock of the Corporation.

(zz) Property shall include, without limitation, land, buildings, laboratory facilities, and other real and personal property owned or leased by the Corporation or as to which the Corporation now has any duties, responsibilities (for clean-up, remedy or otherwise) or liabilities under any Environmental Laws, or as to which the Corporation or any subsidiary of the Corporation may have such duties, responsibilities or liabilities because of past acts or omissions of the Corporation or any such subsidiary or their predecessors, or because the Corporation or any such subsidiary or their predecessors in the past was such an owner or operator of, or bore some other relationship with, such land, buildings, laboratory facilities, and/or other real or personal property.

8.

(aaa) Proposed Sale shall have the meaning set forth in Section 6.3(a) hereof.

(bbb) Qualified Public Offering shall have the meaning set forth in the Certificate.

(ccc) Refused Securities shall have the meaning set forth in Section 2.3(f) hereof.

(ddd) Reserved Shares shall mean the shares of Common Stock reserved by the Corporation for issuance upon the conversion of the Convertible Preferred Shares.

(eee) Restricted Securities shall mean any of the Convertible Preferred Shares and the Common Stock issued or issuable upon the conversion of the Convertible Preferred Shares, all shares of Common Stock issued or issuable in respect thereof by way of stock splits, stock dividends, stock combinations, recapitalizations or like occurrences, and any other shares of Common Stock or other securities of the Corporation which may be issued hereafter to any of the Investors or any member of their Group which are convertible into or exercisable for shares of Common Stock (including, without limitation, other classes or series of Preferred Stock, warrants, options or other rights to purchase Common Stock or convertible debentures or other convertible debt securities) and the Common Stock issued or issuable upon such conversion or exercise of such other securities, which have not been sold (a) in connection with an effective registration statement filed pursuant to the Securities Act, or (b) pursuant to Rule 144 promulgated by the Commission under the Securities Act.

(fff) Restricted Shares shall mean shares of Common Stock issued or issuable upon the conversion or exchange of Restricted Securities or otherwise constituting a portion of the Restricted Securities.

(ggg) Securities Act shall mean the Securities Act of 1933, as amended.

(hhh) Seller shall have the meaning set forth in Section 6.3(a) hereof.

(iii) Senior Preferred shall have the meaning set forth in Section A.2(a) of Article 3 of the Certificate.

(jjj) Sequel Group shall mean (i) Sequel III; (ii) any venture capital limited partnership now existing or hereafter formed which is affiliated with or under common control with one or more general partners of any general partner of Sequel III (a “Sequel Fund”); (iii) any limited partners or affiliates of Sequel III or any other Sequel Fund; and (iv) any successors or permissible assigns of any of the foregoing.

9.

(kkk) Sequel III shall mean, collectively, Sequel Limited Partnership III, a Delaware limited partnership, and Sequel Entrepreneurs’ Fund III, LP, including any successors thereto or any permissible assignees of the interests, in whole or in part, of Sequel III under this Agreement.

(lll) Series A Directors shall have the meaning set forth in Section A.6(b)(i) of Article 3 of the Certificate.

(mmm) Series A Original Issuance Date shall have the meaning ascribed thereto in the Certificate.

(nnn) Series A Preferred Shares shall mean shares of Series A Preferred Stock issued or issuable pursuant to the Series A Stock Purchase Agreement; provided, however, that for purposes of Sections 3.4 through 3.11, inclusive, only, Series A Preferred Shares shall include, in addition to shares of Series A Preferred Stock issued or issuable pursuant to the Series A Stock Purchase Agreement, shares of Series A Preferred Stock issued or issuable upon exercise of the Series A Warrants.

(ooo) Series A Preferred Stock shall mean Series A Convertible Redeemable Preferred Stock, par value $.001 per share, of the Corporation.

(ppp) Series A Stock Purchase Agreement shall mean the Convertible Preferred Stock Purchase Agreement, dated as of June 6, 2003, among the Corporation and the other parties thereto.

(qqq) Series A Warrants shall mean the warrants issued to Silicon Valley Bank and Sequel III to purchase a total of 30,000 shares of Series A Preferred Stock of the Corporation.

(rrr) Series B Directors shall have the meaning set forth in Section A.6(b)(i) of Article 3 of the Certificate.

(sss) Series B Preferred Shares shall mean shares of Series B Preferred Stock issued or issuable pursuant to the Series B Stock Purchase Agreement; provided, however, that for purposes of Sections 3.4 through 3.11, inclusive, only, Series B Preferred Shares shall include, in addition to shares of Series B Preferred Stock issued or issuable pursuant to the Series B Stock Purchase Agreement, shares of Series B Preferred Stock issued or issuable upon exercise of the Series B Warrants.

(ttt) Series B Preferred Stock shall mean Series B Convertible Redeemable Preferred Stock, par value $.001 per share, of the Corporation.

(uuu) Series B Stock Purchase Agreement shall mean the Convertible Preferred Stock Purchase Agreement, dated as of June 30, 2005, among the Corporation and the other parties thereto.

10.

(vvv) Series B Warrants shall mean the warrants issued to HCV VII, Morgenthaler VII, Sequel III, SVB Financial Group and Oxford Finance Corporation to purchase a total of 590,432 shares of Series B Preferred Stock of the Corporation.

(www) Series C Director shall have the meaning set forth in Section A.6(b)(i) of Article 3 of the Certificate.

(xxx) Series C Preferred Shares shall mean shares of Series C Preferred Stock issued or issuable pursuant to the Series C Stock Purchase Agreement and upon conversion of the convertible promissory notes issued under the Note Purchase Agreement; provided, however, that for purposes of Section 3.4 through 3.11, inclusive, only, Series C Preferred Shares shall include, in addition to shares of Series C Preferred Stock issued or issuable pursuant to the Series C Stock Purchase Agreement and upon conversion of the convertible promissory notes issued under the Note Purchase Agreement, shares of Series C Preferred Stock issued or issuable upon exercise of the Series C Warrants.

(yyy) Series C Preferred Stock shall mean Series C Convertible Redeemable Preferred Stock, par value $.001 per share, of the Corporation.

(zzz) Series C Warrants shall mean (i) the warrants to purchase Series C Preferred Stock of the Corporation issued under the convertible notes issued under the Note Purchase Agreement and (ii) the warrants to purchase Series C Preferred Stock issued under the Series D Stock Purchase Agreement.

(aaaa) Series D Preferred Shares shall mean shares of Series D Preferred Stock issued or issuable pursuant to the Series D Stock Purchase Agreement.

(bbbb) Series D Preferred Stock shall mean Series D Convertible Redeemable Preferred Stock, par value $.001 per share, of the Corporation.

(cccc) Series E Preferred Shares shall mean shares of Series E Preferred Stock issued or issuable pursuant to the Series E Stock Purchase Agreement.

(dddd) Series E Preferred Stock shall mean Series E Convertible Redeemable Preferred Stock, par value $.001 per share, of the Corporation.

(eeee) Stock shall mean any shares of Common Stock, Preferred Stock or any other equity security of the Corporation. Where the context requires, the number of shares of Stock shall be deemed to equal such number of shares of Stock on an as-converted to Common Stock basis.

(ffff) Stockholders shall mean all holders of capital stock of the Corporation.

(gggg) Superseded Agreements shall have the meaning set forth in Article 11 hereof.

11.

(hhhh) Target Month shall have the meaning set forth in Section 2.7(a) hereof.

(iiii) 30-Day Period shall have the meaning set forth in Section 2.3(b) hereof.

(jjjj) Transfer shall mean any actual or proposed disposition of all or a portion of an interest (legal, equitable, record or beneficial) by any means, direct or indirect, absolute or conditional, voluntary or involuntary, including, but not limited to, by sale, assignment, put, transfer, conveyance, pledge, hypothecation, mortgage or other encumbrance, court order, operation of law (including, without limitation, the laws of bankruptcy, insolvency, marital dissolution, intestacy, descent and distribution and succession), distribution, settlement, exchange, waiver, abandonment, gift, alienation, bequest or disposal.

(kkkk) Transfer Notice shall have the meaning set forth in Section 6.3(a) hereof.

(llll) Transfer Stock shall have the meaning set forth in Section 6.3(a) hereof.

(mmmm) Wexford Group shall mean (i) Wexford Capital LP (“Wexford”); (ii) Kappa Investors; (iii) Wex SP LLC (“Wex”); (iv) any investment vehicle now existing or hereafter formed which is managed by, Wexford, Kappa Investors, Wex or any affiliate thereof (a “Wexford Fund”); (v) any members or affiliates of Wexford, Kappa Investors, Wex or any Wexford Fund; and (vi) any successors or permissible assigns of any of the foregoing.

ARTICLE 2

CERTAIN COVENANTS OF THE CORPORATION AND THE ORIGINAL

STOCKHOLDERS

The following covenants of the Corporation are made by the Corporation to, and for the sole benefit of, the Investors; except that the covenant of the Original Stockholders contained in Section 2.15 is made by each Original Stockholder to, and for the benefit of, the Corporation, the Investors, and each other Original Stockholder.

2.1 Meetings of the Board of Directors. The Corporation shall call, and use commercially reasonable efforts to have, regular meetings of the Board not less often than quarterly. The Corporation shall pay all reasonable and appropriately documented travel expenses and other out-of-pocket expenses incurred by the directors who are not employed by the Corporation in connection with attendance at meetings to transact the business of the Corporation or attendance at meetings of the Board or any committee thereof.

2.2 Reservation of Shares of Common Stock and Preferred Stock, Etc. The Corporation shall at all times have authorized and reserved out of its authorized but unissued shares of Common Stock, a sufficient number of shares of Common Stock to provide for the conversion of the Convertible Preferred Shares. Neither the issuance of the Convertible Preferred Shares nor the shares of Common Stock issuable upon the conversion of the Convertible Preferred Shares shall be subject to a preemptive right of any other Stockholder.

12.

2.3 Pre-emptive Rights.

(a) Except pursuant to an Approved Plan, the Corporation shall not issue, sell or exchange, agree to issue, sell or exchange, or reserve or set aside for issuance, sale or exchange, any Offered Securities unless in each case the Corporation shall have first offered to sell to the Investors all of such Offered Securities on the terms set forth herein. Each Investor shall be entitled to purchase up to its Equity Percentage of the Offered Securities. Each Investor may delegate its rights and obligations with respect to such Offer to one or more members of its Group, which members shall thereafter be deemed to be “Investors” for the purpose of applying this Section 2.3 to such Offer.

(b) The Corporation shall deliver to each Investor written notice of the offer to sell the Offered Securities, specifying the price and terms and conditions of the offer, including such Investor’s Equity Percentage (the “Offer”). The Offer by its terms shall remain open and irrevocable for a period of 30 days from the date of its delivery to such Investor (the “30-Day Period”), subject to extension to include the Excess Securities Period (as such term is hereinafter defined).

(c) Each Investor shall evidence its intention to accept the Offer by delivering a written notice signed by the Investor setting forth the number of shares that the Investor elects to purchase (the “Notice of Acceptance”). The Notice of Acceptance must be delivered to the Corporation prior to the end of the 30-Day Period. The failure by an Investor to exercise its rights hereunder shall not constitute a waiver of any other rights or of the right to receive notice of and participate in any subsequent Offer.

(d) If any Investor fails to exercise its right hereunder to purchase its full Equity Percentage of the Offered Securities, the Corporation shall so notify the other Investors in a written notice (the “Excess Securities Notice”). The Excess Securities Notice shall be given by the Corporation promptly after it learns of any Investor’s intention not to purchase all of its Equity Percentage of the Offered Securities, but in no event later than ten (10) days after the expiration of the 30-Day Period. The Investors who or which have agreed to purchase their Equity Percentage of the Offered Securities shall have the right to purchase the portion not purchased by such non-participating Investor (the “Excess Securities”), on a pro rata basis (calculated by reference to each Investor’s Equity Percentage), by giving notice within ten (10) days after receipt of the Excess Securities Notice from the Corporation. The twenty (20) day period during which (i) the Corporation must give the Excess Securities Notice to the other Investors, and (ii) each of the other Investors must give the Corporation notice of its intention to purchase all or any portion of its pro rata share of the its Excess Securities, is hereinafter referred to as the “Excess Securities Period.”

(e) If the Investors tender their Notice of Acceptance prior to the end of the 30-Day Period indicating their intention to purchase all of the Offered Securities or, if prior to the termination of the Excess Securities Period, the Investors tender Excess Securities Notices to purchase all of the Excess Securities, the Corporation shall schedule a closing of the sale of all such Offered Securities. Upon the closing of the sale of the Offered Securities to be purchased

13.

by the Investors, each Investor shall (i) purchase from the Corporation that portion of the Offered Securities (including the Excess Securities) for which it tendered a Notice of Acceptance and an Excess Securities Notice, if applicable, upon the terms specified in the Offer, and (ii) execute and deliver an agreement further restricting transfer of such Offered Securities substantially as set forth in Sections 3.1, 3.2 and 3.3 of this Agreement. In addition, with respect to the Offered Securities being purchased by the Investors, the Corporation shall provide each such Investor with the rights and benefits set forth in this Agreement.

(f) The Corporation shall have ninety (90) days from the expiration of the 30-Day Period, or the Excess Securities Period, if applicable, to sell the Offered Securities (including the Excess Securities) refused by the Investors (the “Refused Securities”) to any other person or persons, but only upon terms and conditions which are in all material respects (including, without limitation, price and interest rate) no more favorable to such other person or persons, and no less favorable to the Corporation, than those set forth in the Offer. Upon and (with respect to the obligation of the Investors but not the obligation of the Corporation), subject to the closing of the sale of all of the Refused Securities (which shall include full payment to the Corporation), each Investor shall (i) purchase from the Corporation those Offered Securities (including the Excess Securities) for which it tendered a Notice of Acceptance and an Excess Securities Notice, if applicable, upon the terms specified in the Offer, and (ii) execute and deliver an agreement restricting transfer of such Offered Securities (including the Excess Securities) substantially as set forth in Sections 3.1, 3.2 and 3.3 of this Agreement. In addition, with respect to the Offered Securities being purchased by the Investors, the Corporation shall provide each such Investor with the rights and benefits set forth in this Agreement. The Corporation agrees, as a condition precedent to accepting payment for and making delivery of any Refused Securities to any executive officer, employee, consultant or independent contractor of or to the Corporation, or to any other person, to the extent such purchaser has not already executed this Agreement, to have each and every such person execute and deliver a counterpart signature page to this Agreement and listed on Schedule 1 hereto, whereby such purchaser shall become a Holder hereunder. The obligation of the Investor to purchase such Offered Securities (including the Excess Securities) is further conditioned upon the preparation of a purchase agreement containing customary terms and embodying the terms of the Offer, which shall be reasonably satisfactory in form and substance to the Corporation and such Investor and the Investor’s counsel.

(g) In each case, any Offered Securities not purchased either by the Investors or by any other person in accordance with this Section 2.3 may not be sold or otherwise disposed of until they are again offered to the Investors under the procedures specified in Paragraphs (a), (b), (c), (d), (e) and (f) hereof.

(h) The rights of the Investors under this Section 2.3 may be waived on behalf of all Investors as set forth in Article 13 hereof. Without limiting the foregoing, each Investor may, by prior written consent, waive its rights under this Section 2.3; such a waiver shall be deemed a limited waiver and shall only apply to the extent specifically set forth in the written consent of such Investor.

14.

(i) The pre-emptive rights established by this Section 2.3 shall not apply to, and shall terminate upon the earlier of (i) the closing date of the Corporation’s Initial Offering, or (ii) an Event of Sale (as defined in the Certificate).

2.4 Negative Covenants.

(a) Requisite Approvals. The Corporation shall not, directly or indirectly, take any of the actions specified in Article 3, Section A.6 of the Certificate without the prior written consent or vote of the holders of shares having the requisite percentage votes specified therein. In addition, the Corporation shall not, directly or indirectly, take any of the actions specified in Article 5, Section A.2 of the Certificate without the proper approval of the Board.

(b) Stock and Option Agreements. Without the prior written consent or vote of the holders of shares representing a majority of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock, each determined in accordance with Section A.6(a) of Article 3 of the Certificate (including, in such calculation, any outstanding Restricted Shares held by such holders), the Corporation shall not issue any shares of Common Stock or options, warrants or other rights to acquire Common Stock or other securities of the Corporation to any employee, officer, director, consultant, independent contractor or other person or entity except for (i) Excluded Securities or (ii) pursuant to an Approved Plan.

(c) Registration Rights. The Corporation shall not hereafter grant to any persons any rights to register or qualify stock of the Corporation under federal or state securities laws, unless it shall have first obtained the written consent of the holders of shares representing a majority of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock then outstanding voting together as a single class, each determined in accordance with Section A.6(a) of Article 3 of the Certificate (including, in such calculation, any outstanding Restricted Shares held by such holders).

2.5 Filing of Reports Under the Exchange Act.

(a) The Corporation shall give prompt notice to the holders of Convertible Preferred Stock of (i) the filing of any registration statement (an “Exchange Act Registration Statement”) pursuant to the Exchange Act, relating to any class of equity securities of the Corporation, (ii) the effectiveness of such Exchange Act Registration Statement, and (iii) the number of shares of such class of equity securities outstanding, as reported in such Exchange Act Registration Statement, in order to enable the holders of Convertible Preferred Stock to comply with any reporting requirements under the Exchange Act or the Securities Act. Upon the written request of a majority in interest of the holders of Convertible Preferred Shares, the Corporation shall, at any time after the Corporation has registered any shares of Common Stock under the Securities Act, file an Exchange Act Registration Statement relating to any class of equity securities of the Corporation then held by the holders of Convertible Preferred Shares or issuable upon conversion or exercise of any class of debt or equity securities or warrants or options of the Corporation then held by the Investors, whether or not the class of equity securities with respect to which such request is made shall be held by the number of persons which would require the filing of a registration statement under Section 12(g)(1) of the Exchange Act.

15.

(b) If the Corporation shall have filed an Exchange Act Registration Statement or a registration statement (including an offering circular under Regulation A promulgated under the Securities Act) pursuant to the requirements of the Securities Act, which shall have become effective (and in any event, at all times following the initial public offering of any of the securities of the Corporation), then the Corporation shall comply with all of the reporting requirements of the Exchange Act (whether or not it shall be required to do so) and shall comply with all other public information reporting requirements of the Commission as a condition to the availability of an exemption from the Securities Act for the sale of any of the Restricted Securities by any holder of Restricted Securities (including any such exemption pursuant to Rule 144 or Rule 144A thereof, as amended from time to time, or any successor rule thereto or otherwise) or pursuant to a registration on Form S-3. The Corporation shall cooperate with each holder of Restricted Securities in supplying such information as may be necessary for such holder of Restricted Securities to complete and file in a timely manner any information reporting forms presently or hereafter required by the Commission as a condition to the availability of an exemption from the Securities Act (under Rule 144 or Rule 144A thereunder or otherwise) or pursuant to a registration on Form S-3 for the sale of any of the Restricted Securities by any holder of Restricted Securities.

2.6 Access to Records. The Corporation shall afford to each of the Major Investors (as defined below) and such Major Investor’s employees, counsel and other authorized representatives, free and full access, at all reasonable times and for reasonable periods of time, to all of the books, records, contracts, agreements and properties of the Corporation and to all officers and employees of the Corporation.

2.7 Financial Reports. Until the earliest to occur of (i) such time that the Corporation has a class of its equity securities registered under the Exchange Act and is required to file reports thereunder pursuant to Sections 13 or 15(d) of the Exchange Act, (ii) the effective date of the registration statement pertaining to the Corporation’s Initial Offering, or (iii) an Event of Sale (as defined in the Certificate), and except with respect to the obligation set forth in Section 2.7(e)(i) hereunder which shall survive such time, the Corporation shall furnish each of the Investors with the financial information described below:

(a) To each Investor (including for this purpose each member of such Investor’s Group) holding an aggregate of at least (i) 1,000,000 shares of Convertible Preferred Shares and Common Stock issued upon conversion of the Convertible Preferred Shares, or (ii) twenty percent (20%) of the Convertible Preferred Stock acquired by such Investor directly from the Corporation (each, a “Major Investor”), within 30 days after the last day of each month (the “Target Month”) (or such other calendar period as is approved by the Board), financial statements, including a balance sheet as of the last date of such Target Month, a statement of income (or monthly operating expenses) for such month, together with a cumulative statement of income from the first day of the current year to the last day of such month, which statements shall be prepared from the books and records of the Corporation, a cash flow analysis, together

16.

with cumulative cash flow analyses from the first day of the current year to the last day of such month, and a comparison between the actual monthly operating expenses and the projected figures for such month and the comparable figures for the prior year, subject to the provisions of Section 2.10 hereof.

(i) In addition, the Corporation shall furnish each holder of Senior Preferred, within 30 days after the last day of each applicable period, annual and quarterly financial statements, including a balance sheet as of the last date of the applicable period, a statement of income (or operating expenses) for such period, and a cash flow analysis.

(b) Upon receipt of a request from any of the Major Investors prior to the end of a quarterly accounting period, the Corporation shall deliver to each of the Major Investors, within 45 days after the end of such quarterly accounting period, unaudited financial statements for such quarterly accounting period, certified by the Chief Financial Officer or the Treasurer of the Corporation, as presenting fairly the financial condition and results of operations of the Corporation and as having been prepared on a basis consistent with the accounting principles reflected in the Corporation’s annual audited financial statements, accompanied by a report, signed by the Chief Financial Officer or the Treasurer of the Corporation, summarizing the operating and financial highlights of the Corporation for such quarterly accounting period, which report shall include (a) a comparison between the actual quarterly operating and financial results, the Budget (as defined in Section 2.8 hereof) and the results of the similar quarterly accounting period for the prior fiscal year of the Corporation, together with an explanation of material variances from the Budget and such similar quarterly accounting period, as the case may be, and (b) a narrative analysis of operations and trends in the business of the Corporation during such quarterly accounting period.

(c) Within 150 days after the end of each fiscal year of the Corporation, audited financial statements of the Corporation, which shall include an income statement and a statement of cash flow for such fiscal year and a balance sheet as of the last day thereof, each prepared in accordance with generally accepted accounting principles consistently applied, and accompanied by the report of such independent certified public accountants as shall have been approved by the Board.

(d) If for any period the Corporation shall have any subsidiary or subsidiaries whose accounts are consolidated with those of the Corporation, then the financial statements delivered for such period pursuant to paragraphs (a), (b) and (c) of this Section 2.7 shall be the consolidated and consolidating financial statements of the Corporation for all such consolidated subsidiaries.

(e) Promptly upon becoming available:

(i) copies of all financial statements, reports, press releases, notices, proxy statements and other documents sent by the Corporation to its Stockholders or released to the public and copies of all regular and periodic reports, if any, filed by the Corporation with the Commission or any securities exchange or self-regulatory organization; and

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(ii) any other financial or other information available to management of the Corporation that any of the Investors shall have reasonably requested on a timely basis.

2.8 Budget and Operating Forecast.

(a) The Corporation shall prepare and submit to the Board and each of the Major Investors an operating plan with monthly and quarterly breakdowns (the “Budget”) for each fiscal year at least 45 days prior to the beginning of each fiscal year of the Corporation. The Budget shall be deemed accepted as the Budget for such fiscal year only when it has been approved by the Board. The Budget shall be reviewed by the Corporation periodically and all changes therein, and all material deviations therefrom, shall be reviewed by the Board on at least a quarterly basis.

(b) Subject to Section 2.8(a), the Corporation shall furnish each holder of Senior Preferred, within 30 days following approval by the Board of Directors, an annual budget and forecast including a balance sheet, income statement (or projected operating expenses) and statement of cash flows.

2.9 System of Accounting; Accountants. The Corporation shall maintain, and cause each of its subsidiaries, when and if any shall exist, to maintain, its books of accounts, related records and system of accounting in accordance with good business practices and generally accepted accounting principles, and shall cause the matters contained therein to be appropriately and accurately reflected in the financial reports (which shall be prepared in accordance with generally accepted accounting principles) furnished pursuant to this Agreement. The Corporation shall engage a “Big 4” accounting firm selected by the Board (the “Auditor”) to perform an annual audit of the Corporation’s financial reports and such other tasks as are requested by the Board. The Corporation shall use its best efforts to cause its Auditor to attend a reasonable number of meetings annually with the Corporation’s audit committee for the purpose of auditing the financial statements of the Corporation.

2.10 Restriction on Transfer Rights; Confidentiality. The rights granted to each of the Investors pursuant to Sections 2.6 through 2.8 hereof shall not be transferred or assigned by any Investor to, and shall not inure to the benefit of, any successor, transferee or assignee of any Investor, which is engaged in any business competitive with the Corporation; provided that notwithstanding the foregoing, an Investor may transfer or assign any of its rights under Sections 2.6 through 2.8 hereof to any member of such Investor’s Group or to any other Investor. Each Investor agrees to use the same degree of care as such Investor uses to protect its own confidential information to keep confidential any information furnished to such Investor and that the Corporation identifies as being confidential or proprietary (so long as such information is not in the public domain), except that such Investor may disclose such proprietary or confidential information (i) to any general partner, limited partner, member, subsidiary or parent of such Investor for the purpose of evaluating its investment in the Corporation as long as such partner, member, subsidiary or parent is advised of the confidentiality provisions of this Section 2.10; (ii) to any prospective limited partner or member of or investor in the Investor or any affiliate or follow-on investment fund of such Investor; provided that such prospective limited partner,

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member or investor is advised of the confidentiality provisions of this Section 2.10 and that the Investor disclosing such confidential information has reasonably determined that such prospective limited partner, member or investor will treat such information as confidential and use it for the sole purpose of evaluating an investment in the Investor or such fund; (iii) at such time as it enters the public domain through no fault of such Investor; (iv) that is communicated to it free of any obligation of confidentiality; (v) that is developed by Investor or its agents independently of and without reference to any confidential information communicated by the Corporation; (vi) to its directors, officers, employees and agents; (vii) as required by law; or (viii) in connection with any legal proceedings with the Corporation.

2.11 Confidentiality and Non-Competition Agreements for Key Employees. The Corporation shall cause each person who is presently an employee of or a consultant or independent contractor to the Corporation or who becomes an employee of or a consultant to the Corporation subsequent to the date hereof and who shall have or be proposed to have access to confidential or proprietary information of the Corporation to execute a confidentiality and non-competition agreement in form and substance attached hereto as Exhibit A or otherwise approved by the Board prior to the commencement of such person’s employment by the Corporation in such capacity.

2.12 Marketing and Promotional Material. Each of the Investors will have the right to review and approve, in advance of publication, distribution or dissemination, any reference to such Investor or any entity or person affiliated with such Investor (other than the Corporation), contained in any document, instrument, report or filing or in any advertising, marketing, promotional and similar materials.

2.13 Environmental Matters. The Corporation shall promptly advise the Investors in writing of any pending or threatened claim, demand or action by any governmental authority or third party relating to any Hazardous Materials affecting the Property of which it has knowledge. The Corporation shall not discharge, place, release, spill or dispose of any Hazardous Materials or any other pollutants or effluents upon the Property or elsewhere (including, but not limited to, underground injection of such substances), and the Corporation shall not discharge into the air any emission which would require a permit under the Clean Air Act or its state counterparts or any other Environmental Laws, except in compliance with the Environmental Laws. The Stockholders of the Corporation shall have no control over, or authority with respect to, the waste disposal operations of the Corporation. The Corporation hereby indemnifies, defends and holds harmless the Investors from and against any and all manner of actions, causes of action, suits, debts, accounts, controversies, judgments, claims, demands, losses or liabilities of any nature (including reasonable attorneys’ fees) directly or indirectly arising out of or attributable to (a) any misrepresentation or breach of the representations and covenants set forth in Section 5.20 of the Series E Stock Purchase Agreement, or (b) the use, generation, storage, release, threatened release, discharge, disposal or presence of Hazardous Materials on, under or about the Property by any person during the period that the Corporation was the legal or equitable owner of the Property or which occurred prior to such time and was otherwise actually known by, or should have been known by, the Corporation. The obligation of the Corporation to indemnify the

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Investors shall specifically cover and include, without limitation, all fines and penalties imposed by federal, state or local authorities, costs of removing or neutralizing the Hazardous Materials, injury to the property adjoining the Property, injury to persons living or working on or about the Property or adjoining or otherwise affecting property, and all other indirect or consequential damages incurred by the Investors.

2.14 Qualified Small Business. The Corporation will use its best efforts to comply with the reporting and recordkeeping requirements (if any) of Section 1202 of the Internal Revenue Code of 1986, as amended (the “Code”), any regulations promulgated thereunder and any similar state laws and regulations (if applicable, for states in which the Corporation is subject to income or franchise tax), and agrees not to repurchase any stock of the Corporation if such repurchase would cause the shares of the Corporation’s capital stock held by the Investors not to qualify as “Qualified Small Business Stock.” The Corporation further covenants to submit to its stockholders and to state and federal taxation authorities such form and filings as may be required to document such compliance with its franchise or income tax return for the current income year.

2.15 Pre-Closing Capitalization. Each Original Stockholder agrees and acknowledges that it owns such shares of Common Stock and has contributed such capital as is set forth under his name on Schedule 1. Each Original Stockholder hereby represents that, to his knowledge and as of the time immediately prior to the Series E Original Issuance Date (as defined in Section A.8 of Article 3 of the Certificate), no person or entity other than the Original Stockholders or as set forth on Schedule 2.15 held or had any right to hold, any security of the Corporation. Each Original Stockholder hereby generally, irrevocably, unconditionally and completely releases and forever discharges the Corporation, its officers and directors, each of the Investors, and each of the other Original Stockholders from, and hereby irrevocably, unconditionally and completely waives and relinquishes, any rights it may have arising on or before the time immediately prior to the Series E Original Issuance Date (as defined in Section A.8 of Article 3 of the Certificate) to any security, or any rights or instruments convertible into or exchangeable for any security, of the Corporation other than as set forth on Schedule 1.

2.16 Defaults. The Corporation shall notify the Investors of (i) any default under any of the Corporation’s agreements governing its indebtedness and (ii) the receipt by the Corporation of any default notices in connection therewith, in each case promptly and in no event later than 2 business days after the occurrence of any such default or the receipt of any such default notice.

2.17 Insurance. The Corporation shall at all times maintain directors and officers, liability and “key man” insurance which is reasonable in the context of its business, including, but not limited to, (i) directors and officers insurance in the amount of $5.0 million and otherwise on customary terms with respect to any director designated by Kappa Investors and (ii) “key man” insurance of $2.0 million on each of three members of management selected by Kappa Investors.

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2.18 Properties. The Corporation shall at all times use its commercially reasonable efforts to preserve its assets and properties in good repair and condition.

2.19 Taxes. The Corporation shall at all times timely pay in full all income and other material taxes due and payable, except to the extent that such taxes are being contested in good faith and a reserve for such taxes has been established on the Corporation’s balance sheet.

2.20 Compliance with Law. The Corporation shall at all times comply with all laws applicable to the Corporation or by which any property or asset of the Corporation is bound.

2.21 Termination of Covenants. The covenants contained in Sections 2.4, 2.7, 2.8, 2.10 and 2.16, shall terminate on the closing date of the Corporation’s Initial Offering.

ARTICLE 3

TRANSFER AND REGISTRATION OF RESTRICTED SECURITIES

3.1 Restriction on Transfer. The Restricted Securities shall not be transferable, except upon the conditions specified in this Article 3, which conditions are intended solely to ensure compliance with the provisions of the Securities Act in respect of the Transfer thereof.

3.2 Restrictive Legend. Each certificate evidencing any Restricted Securities and each certificate evidencing any such securities issued to subsequent transferees of any Restricted Securities shall (unless otherwise permitted by the provisions of Section 3.3 or 3.10 hereof) be stamped or otherwise imprinted with a legend in substantially the following form:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAW. THE SECURITIES MAY NOT BE PLEDGED, HYPOTHECATED, SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933 OR ANY APPLICABLE STATE SECURITIES LAW OR AN EXEMPTION THEREFROM UNDER SUCH ACT OR LAW. ADDITIONALLY, THE TRANSFER OF THESE SECURITIES IS SUBJECT TO THE CONDITIONS SPECIFIED IN THE FIFTH AMENDED AND RESTATED STOCKHOLDERS’ AGREEMENT DATED JANUARY 14, 2010 AS THE SAME MAY BE AMENDED OR RESTATED FROM TIME TO TIME, AMONG GLOBEIMMUNE, INC. AND CERTAIN OTHER SIGNATORIES THERETO, AND NO TRANSFER OF SUCH SECURITIES SHALL BE VALID OR EFFECTIVE UNTIL SUCH CONDITIONS HAVE BEEN FULFILLED. COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF GLOBEIMMUNE, INC.

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3.3 Notice of Transfer. By acceptance of any Restricted Securities, the holder thereof agrees to give prior written notice to the Corporation of such holder’s intention to effect any Transfer and to comply in all other respects with the provisions of this Section 3.3. Each such notice shall describe the manner and circumstances of the proposed Transfer and shall be accompanied by: (a) the written opinion of counsel for the holder of such Restricted Securities, or, at such holder’s option, a representation letter of such holder, addressed to the Corporation (which opinion and counsel, or representation letter, as the case may be, shall be reasonably acceptable to the Corporation), as to whether, in the case of a written opinion, in the opinion of such counsel, such proposed Transfer involves a transaction requiring registration of such Restricted Securities under the Securities Act and applicable state securities laws or an exemption thereunder is available, or, in the case of a representation letter, such letter sets forth a factual basis for concluding that such proposed transfer involves a transaction requiring registration of such Restricted Securities under the Securities Act and applicable State securities laws or that an exemption thereunder is available, or (b) if such registration is required and if the provisions of Section 3.4 hereof are applicable, a written request addressed to the Corporation by the holder of such Restricted Securities, describing in detail the proposed method of disposition and requesting the Corporation to effect the registration of such Restricted Shares pursuant to the terms and provisions of Section 3.4 hereof; provided, however, that (y) in the case of a Transfer by a holder to a member of such holder’s Group, no such opinion of counsel or representation letter of the holder shall be necessary, provided that the transferee agrees in writing to be subject to Sections 3.1, 3.2, 3.3, 3.9 and Article 5 hereof to the same extent as if such transferee were originally a signatory to this Agreement, and (z) in the case of any holder of Restricted Securities that is a partnership or limited liability company, no such opinion of counsel or representation letter of the holder shall be necessary for a Transfer by such holder to a partner or member of such holder, or a retired partner or member of such holder who retires after the date hereof, or the estate of any such partner or member or retired partner or member if, with respect to such Transfer by a partnership or limited liability company, (i) such Transfer is made in accordance with the partnership agreement or operating agreement of such partnership or limited liability company, and (ii) the transferee agrees in writing to be subject to the terms of Sections 3.1, 3.2, 3.3, 3.9 and Article 5 hereof to the same extent as if such transferee were originally a signatory to this Agreement. If in such opinion of counsel or as reasonably concluded from the facts set forth in the representation letter of the holder (which opinion and counsel, or representation letter, as the case may be, shall be reasonably acceptable to the Corporation), the proposed Transfer may be effected without registration under the Securities Act and any applicable state securities laws or “blue sky” laws, then the holder of Restricted Securities shall thereupon be entitled to effect such Transfer in accordance with the terms of the notice delivered by it to the Corporation. Each certificate or other instrument evidencing the securities issued upon such Transfer (and each certificate or other instrument evidencing any such securities not Transferred) shall bear the legend set forth in Section 3.2 hereof unless: (a) in such opinion of such counsel or as can be concluded from the representation letter of such holder (which opinion and counsel or representation letter shall be reasonably acceptable to the Corporation) the registration of future Transfers is not required by the applicable provisions of the Securities Act and state securities laws, or (b) the Corporation shall have waived the requirement of such legend; provided, however, that such legend shall not be required on any certificate or other instrument evidencing

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the securities issued upon such Transfer in the event such Transfer shall be made in compliance with the requirements of Rule 144 (as amended from time to time or any similar or successor rule) promulgated under the Securities Act. The holder of Restricted Securities shall not effect any Transfer until such opinion of counsel or representation letter of such holder has been given to and accepted by the Corporation (unless waived by the Corporation) or until registration of the Restricted Shares involved in the above-mentioned request has become effective under the Securities Act. In the event that an opinion of counsel is required by the registrar or transfer agent of the Corporation to effect a transfer of Restricted Securities in the future, the Corporation shall seek and obtain such opinion from its counsel, and the holder of such Restricted Securities shall provide such reasonable assistance as is requested by the Corporation (other than the furnishing of an opinion of counsel) to satisfy the requirements of the registrar or transfer agent to effectuate such transfer.

3.4 Required Registration.

(a) Subject to the conditions of this Section 3.4, at any time following the date that is the earlier of (i) the second anniversary of the Initial Closing and (ii) the end of the lock-up period applicable to the holders of the Senior Preferred (which shall not exceed 180 days) in connection with a Qualified Public Offering, if the Corporation shall be requested by holders of (x) at least one-third (33 1/3%) of the outstanding Restricted Securities (based on the underlying Common Stock for which the Restricted Securities are convertible or exercisable) or (y) the holders of Restricted Securities representing at least $15.0 million of the Senior Preferred issued pursuant to the Series C Stock Purchase Agreement, Series D Stock Purchase Agreement and/or Series E Stock Purchase Agreement to effect the registration under the Securities Act of at least a majority of the Restricted Securities then outstanding (or a lesser amount as long as the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed $3,000,000), then the Corporation shall promptly give written notice of such proposed registration to all holders of Restricted Securities, and thereupon the Corporation shall promptly use its best efforts to effect the registration under the Securities Act of the Restricted Shares that the Corporation has been requested to register for disposition as described in the request of such holders of Restricted Securities and in any response received from any of the holders of Restricted Securities within 30 days after the giving of the written notice by the Corporation; provided, however, that the Corporation shall not be obligated to effect any registration under the Securities Act except in accordance with the following provisions and Section 3.6:

(i) Subject to Section 3.6, the Corporation shall not be obligated to file and cause to become effective more than two (2) registration statements in which Restricted Shares are registered under the Securities Act pursuant to each of clauses (x) and (y) of Section 3.4(a) (provided that in the event a registration statement is withdrawn as a result of changes in conditions at the Corporation, such registration shall not be counted for purposes of this Section 3.4(a)(i)), if all of the Restricted Shares offered pursuant to such registration statements are sold thereunder upon the price and terms offered.

(ii) The Corporation shall not be required to effect a registration pursuant to this Section 3.4 if within thirty (30) days of receipt of a valid written request pursuant

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to this Section 3.4, the Corporation gives notice to such holders of the Corporation’s good faith intention to file a registration statement for its Initial Offering within ninety (90) days; provided that the Corporation’s failure to file such registration statement with respect to such Initial Offering within such ninety (90) day period shall preclude the Corporation from again exercising its rights under this clause (ii).

(iii) Notwithstanding the foregoing, the Corporation may include in each such registration requested pursuant to this Section 3.4 any authorized but unissued shares of Common Stock (or authorized treasury shares) for sale by the Corporation or any issued and outstanding shares of Common Stock for sale by others; provided, however, that, if the number of shares of Common Stock so included pursuant to this clause (iii) exceeds the number of Restricted Shares requested by the holders of Restricted Shares requesting such registration, then such registration shall be deemed to be a registration in accordance with and pursuant to Section 3.5; and provided further, however, that the inclusion of such previously authorized but unissued shares by the Corporation or issued and outstanding shares of Common Stock by others in such registration does not adversely affect, in the sole opinion of the holders of Restricted Securities requesting such registration, the ability of the holders of Restricted Securities requesting such registration to market the entire number of Restricted Shares requested by them. The holders of the Senior Preferred shall have priority in all registrations over the holders of all other shares except for registrations initiated by the Corporation in which the shares being sold by the Corporation are for its own account, in which case the Corporation’s shares shall have priority.

3.5 Piggyback Registration.

(a) Each time that the Corporation proposes for any reason to register any of its securities under the Securities Act, other than pursuant to a registration statement on Form S-4 or Form S-8 or similar or successor forms (collectively, “Excluded Forms”), the Corporation shall promptly give written notice of such proposed registration to all holders of Restricted Securities, which shall offer such holders the right to request inclusion of any Restricted Shares in the proposed registration.

(b) Each holder of Restricted Securities shall have 30 days from the receipt of such notice to deliver to the Corporation a written request specifying the number of Restricted Shares such holder intends to sell and the holder’s intended method of disposition.

(c) In the event that the proposed registration by the Corporation is, in whole or in part, an underwritten public offering of securities of the Corporation, any request under Section 3.5(b) may specify that the Restricted Shares be included in the underwriting (i) on the same terms and conditions as the shares of Common Stock, if any, otherwise being sold through underwriters under such registration, or (ii) on terms and conditions comparable to those normally applicable to offerings of common stock in reasonably similar circumstances in the event that no shares of Common Stock other than Restricted Shares are being sold through underwriters under such registration.

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(d) Upon receipt of a written request pursuant to Section 3.5(b), the Corporation shall promptly use its best efforts to cause all such Restricted Shares to be registered under the Securities Act, to the extent required to permit sale or disposition as set forth in the written request.

(e) Notwithstanding the foregoing, if the managing underwriter of any such proposed registration determines and advises in writing that the inclusion of all Restricted Shares proposed to be included in the underwritten public offering, together with any other issued and outstanding shares of Common Stock proposed to be included therein by holders other than the holders of Restricted Securities (such other shares hereinafter collectively referred to as the “Other Shares”), would interfere with the successful marketing of the Corporation’s securities, then the total number of such securities proposed to be included in such underwritten public offering shall be reduced, (i) first by the shares requested to be included in such registration by the holders of Other Shares, and (ii) second, (A) if in connection with the Initial Offering, by the Restricted Shares, if any, proposed to be included in such registration by the holders thereof on a pro rata basis, based upon the number of Restricted Shares, if any, sought to be registered by each such holder, or (B) if in connection with any other underwritten public offering, (1) one-half by the securities proposed to be issued by the Corporation, and (2) one-half by the Restricted Shares proposed to be included in such registration by the holders thereof on a pro rata basis, based upon the number of Restricted Shares sought to be registered by each such holder; provided, however, that the holders of the Senior Preferred shall have priority in all registrations over the holders of all other shares except for registrations initiated by the Corporation in which the shares being sold by the Corporation are for its own account, in which case the Corporation’s shares shall have the right to be included therein to the extent set forth in clause (B) above.

3.6 Registrations on Form S-3. At such time as the Corporation shall have qualified for the use of Form S-3 (or any successor form promulgated under the Securities Act), each holder of Restricted Securities shall have the right to request in writing an unlimited number (but not more than two (2) annually) of registrations on Form S-3. Each such request by a holder shall: (a) specify the number of Restricted Shares which the holder intends to sell or dispose of, (b) state the intended method by which the holder intends to sell or dispose of such Restricted Shares, and (c) request registration of Restricted Shares having (together with any Restricted Shares of any other holder contemporaneously submitting such a request) a proposed aggregate offering price of at least $1,000,000. Upon receipt of a request pursuant to this Section 3.6, the Corporation shall use its best efforts to effect such registration or registrations on Form S-3.

3.7 Preparation and Filing. If and whenever the Corporation is under an obligation pursuant to the provision of this Article 3 to use its commercially reasonable best efforts to effect the registration of any Restricted Shares, the Corporation shall, as expeditiously as practicable:

(a) prepare and file with the Commission a registration statement with respect to such securities and use its best efforts to cause such registration statement to become and remain effective in accordance with Section 3.7(b) hereof;

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(b) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus (which, as used here and elsewhere herein, shall include a free-writing prospectus to the extent applicable) used in connection therewith as may be necessary to keep such registration statement effective until the earlier of (i) the sale of all Restricted Shares covered thereby or (ii) nine months (or two years in the case of a shelf registration on Form S-3), and to comply with the provisions of the Securities Act with respect to the sale or other disposition of all Restricted Shares covered by such registration statement;

(c) furnish to each holder whose Restricted Shares are being registered pursuant to this Article 3 such number of copies of any summary prospectus or other prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as such holder may reasonably request in order to facilitate the public sale or other disposition of such Restricted Shares;

(d) use its best efforts to register or qualify the Restricted Shares covered by such registration statement under the securities or blue sky laws of such jurisdictions as each holder whose Restricted Shares are being registered pursuant to this Article 3 shall reasonably request and do any and all other acts or things which may be necessary or advisable to enable such holder to consummate the public sale or other disposition in such jurisdictions of such Restricted Shares; provided, however, that the Corporation shall not be required to consent to general service of process for all purposes in any jurisdiction where it is not then subject to process, qualify to do business as a foreign corporation where it would not be otherwise required to qualify or submit to liability for state or local taxes where it is not otherwise liable for such taxes;

(e) at any time when a prospectus covered by such registration statement and relating thereto is required to be delivered under the Securities Act within the appropriate period mentioned in Section 3.7(b) hereof, notify each holder whose Restricted Shares are being registered pursuant to this Article 3 of the happening of any event as a result of which the prospectus included in such registration, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing and, at the request of such holder, promptly prepare, file and furnish to such holder a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such shares, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing;

(f) if the Corporation has delivered preliminary or final prospectuses to the holders of Restricted Shares that are being registered pursuant to this Article 3 and after having done so the prospectus is amended to comply with the requirements of the Securities Act, the Corporation shall promptly notify such holders and, if requested, such holders shall immediately cease making offers of Restricted Shares and return all prospectuses to the Corporation (other than permanent file copies). The Corporation shall promptly provide such holders with revised prospectuses and, following receipt of the revised prospectuses, such holders shall be free to resume making offers of the Restricted Shares;

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(g) furnish, at the request of any holder whose Restricted Shares are being registered pursuant to this Article 3, on the date that such Restricted Shares are delivered to the underwriters for sale in connection with a registration pursuant to this Article 3, if such securities are being sold through underwriters, (i) an opinion, dated such date, of the counsel representing the Corporation for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters, if any, and (ii) a letter dated such date, from the independent certified public accountants of the Corporation, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriters, if any;

(h) use reasonable best efforts to cause all Restricted Shares covered by such registration to be listed on each securities exchange or inter-dealer quotation system on which similar securities issued by the Corporation are then listed;

(i) provide a transfer agent and registrar for all Restricted Shares covered by such registration and a CUSIP number for all such Restricted Shares, in each case not later than the effective date of such registration;

(j) in the event of any underwritten public offering, cooperate with, and cause the Corporation’s senior management to cooperate with, the selling stockholders, the underwriters participating in the offering and their counsel in any due diligence investigation reasonably requested by the selling stockholders or the underwriter, and participate, and cause the Corporation’s senior management to participate, to the extent reasonably requested by the managing underwriter for the selling stockholders, in efforts to sell the Restricted Shares under the offering (including, without limitation, participating in “roadshow” meetings with prospective investors) that would be customary for underwritten primary offerings of a comparable amount of equity securities by the Corporation;

(k) otherwise comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months, but not more than 18 months, beginning with the first month after the effective date of the registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act; and

(l) in connection with any underwritten registration demanded pursuant to Section 3.4 above, enter into, and perform its obligations under, an underwriting agreement reasonably satisfactory to the participating stockholders and the Corporation containing customary underwriting provisions, including indemnification and contribution provisions.

3.8 Expenses. The Corporation shall pay all expenses incurred by the Corporation in complying with this Article 3, including, without limitation, all registration and filing fees

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(including all expenses incident to filing with the Financial Industry Regulatory Authority and/or any other applicable stock market or stock exchange), fees and expenses of complying with the securities and blue sky laws of all such jurisdictions in which the Restricted Shares are proposed to be offered and sold, printing expenses and fees and disbursements of one counsel for the holders of Restricted Shares that are being registered pursuant to this Article 3); provided, however, that all underwriting discounts and selling commissions applicable to the Restricted Shares covered by registrations effected pursuant to Section 3.4, 3.5 or 3.6 hereof shall be borne by the seller or sellers thereof, in proportion to the number of Restricted Shares sold by each such seller or sellers.

3.9 Indemnification.

(a) In the event of any registration of any Restricted Shares under the Securities Act pursuant to this Article 3 or registration or qualification of any Restricted Shares pursuant to Section 3.7(d) hereof, the Corporation shall indemnify and hold harmless the seller of such shares, each underwriter of such shares, if any, each broker or any other person acting on behalf of such seller and each other person, if any, who controls any of the foregoing persons, within the meaning of the Securities Act (each a “Section 3.9(a) Indemnitee”), against any losses, claims, damages or liabilities, joint or several, to which any of the foregoing persons may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any registration statement under which such Restricted Shares were registered under the Securities Act, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereto, or any document incident to registration or qualification of any Restricted Shares pursuant to Section 3.7(d) hereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading or, with respect to any prospectus, necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or any violation by the Corporation of the Securities Act or any state securities or blue sky laws applicable to the Corporation and relating to action or inaction required of the Corporation in connection with such registration or qualification under the Securities Act or such state securities or blue sky laws. The Corporation shall reimburse on demand such Section 3.9(a) Indemnitee for any legal or any other expenses reasonably incurred by any of them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Corporation shall not be liable to a Section 3.9(a) Indemnitee in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in said registration statement, preliminary or final prospectus or amendment or supplement thereto or any document incident to registration or qualification of any Restricted Shares pursuant to Section 3.7(d) hereof, in reliance upon and in conformity with written information furnished to the Corporation by such Section 3.9(a) Indemnitee specifically for use in the preparation thereof.

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(b) Before Restricted Shares held by any prospective seller shall be included in any registration pursuant to this Article 3, such prospective seller and any underwriter acting on its behalf (each a “Section 3.9(b) Indemnitor”) shall have agreed, severally and not jointly, to indemnify and hold harmless (in the same manner and to the same extent as set forth in paragraph (a)) (i) the Corporation, (ii) each director of the Corporation, (iii) each officer of the Corporation who signs such registration statement, (iv) any person who controls the Corporation within the meaning of the Securities Act, (v) each other selling holder of Restricted Shares, and (vi) each director, officer, and person who controls such other selling holder within the meaning of the Securities Act with respect to any untrue statement or omission from such registration statement, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereto, if such untrue statement or omission was made in reliance upon and in conformity with written information furnished to the Corporation through an instrument duly executed by such Section 3.9(b) Indemnitor specifically for use in the preparation of such registration statement, preliminary prospectus, final prospectus or amendment or supplement; provided, however, that the maximum amount of liability in respect of such indemnification shall be limited, in the case of each prospective seller, to an amount equal to the net proceeds actually received by such prospective seller from the sale of Restricted Shares effected pursuant to such registration.

(c) Promptly after receipt by an indemnified party of notice of the commencement of any action involving a claim referred to in Section 3.9(a) or (b) hereof, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 3.9, give written notice to the latter of the commencement of such action. In case any such action is brought against an indemnified party, the indemnifying party will be entitled to participate in and to assume the defense thereof, jointly with any other indemnifying party similarly notified to the extent that it may wish, with counsel reasonably satisfactory to such indemnified party, and, after notice to such indemnified party from the indemnifying party of its election to assume the defense thereof, the indemnifying party shall be responsible for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof; provided, however, that, if any indemnified party shall have reasonably concluded that there may be one or more legal defenses available to such indemnified party which are different from or additional to those available to the indemnifying party, or that such claim or litigation involves or could have an effect upon matters beyond the scope of the indemnity agreement provided in this Section 3.9, the indemnifying party shall not have the right to assume the defense of such action on behalf of such indemnified party, and such indemnifying party shall reimburse such indemnified party and any person controlling such indemnified party for the fees and expenses of counsel retained by the indemnified party which are reasonably related to the matters covered by the indemnity agreement provided in this Section 3.9. The indemnifying party shall not make any settlement of any claims indemnified against hereunder without the written consent of the indemnified party or parties, which consent shall not be unreasonably withheld.

(d) In order to provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (i) any holder of Restricted Shares exercising

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rights under this Agreement, or any controlling person of any such holder, makes a claim for indemnification pursuant to this Section 3.9, but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding the fact that this Section 3.9 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any such holder or any such controlling person in circumstances for which indemnification is provided under this Section 3.9, then, in each such case, the Corporation and such holder will contribute to the aggregate losses, claims, damages or liabilities to which they may be subject as is appropriate to reflect the relative fault of the Corporation and such holder in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities, it being understood that the parties acknowledge that the overriding equitable consideration to be given effect in connection with this provision is the ability of one party or the other to correct the statement or omission which resulted in such losses, claims, damages or liabilities, and that it would not be just and equitable if contribution pursuant hereto were to be determined by pro rata allocation or by any other method of allocation which does not take into consideration the foregoing equitable considerations. Notwithstanding the foregoing, (i) no such holder will be required to contribute any amount in excess of the proceeds to it of all Restricted Shares sold by it pursuant to such registration statement, and (ii) no person or entity guilty of fraudulent misrepresentation, within the meaning of Section 11(f) of the Securities Act, shall be entitled to contribution from any person or entity who is not guilty of such fraudulent misrepresentation.

(e) Notwithstanding any of the foregoing, if, in connection with an underwritten public offering of any Restricted Shares, the Corporation, the holders of such Restricted Shares and the underwriters enter into an underwriting or purchase agreement relating to such offering which contains provisions covering indemnification among the parties, then the indemnification provision of this Section 3.9 shall be deemed inoperative for purposes of such offering.

3.10 Removal of Legends, Etc. Notwithstanding the foregoing provisions of this Article 3, the restrictions imposed by this Article 3 upon the transferability of any Restricted Securities shall cease and terminate when (a) any such Restricted Securities are sold or otherwise disposed of in accordance with the intended method of disposition by the seller or sellers thereof set forth in a registration statement or such other method contemplated by Section 3.3 hereof that does not require that the securities transferred bear the legend set forth in Section 3.2 hereof, including a Transfer pursuant to Rule 144 or a successor rule thereof (as amended from time to time), or (b) the holder of Restricted Securities has met the requirements for transfer of such Restricted Securities pursuant to subparagraph (b)(1) of Rule 144 or a successor rule thereof (as amended from time to time) promulgated by the Commission under the Securities Act. Whenever the restrictions imposed by this Article 3 have terminated, a holder of a certificate for Restricted Securities as to which such restrictions have terminated shall be entitled to receive from the Corporation, without expense, a new certificate not bearing the restrictive legend set forth in Section 3.2 hereof and not containing any other reference to the restrictions imposed by this Article 3.

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3.11 Termination and Suspension of Registration Rights. The Corporation shall not be required to effect a registration pursuant to this Article 3 during the period starting with the date of filing of, and ending on the expiration of the lock-up period following the effective date of the registration statement pertaining to the Initial Offering (not to exceed 180 days); provided that the Corporation makes reasonable good faith efforts to cause such registration statement to become effective.

3.12 Directed Share Program. In the event of an Initial Offering, each holder of Series C Preferred Shares, Series D Preferred Shares and Series E Preferred Shares shall have the right to allocate a percentage of any shares sold pursuant to a directed share program or friends and family program in such offering in an amount equal to its pro rata ownership of the Common Stock (on an as converted basis) of the Corporation.

ARTICLE 4

SECURITIES ACT REGISTRATION STATEMENTS

Except for securities of the Corporation registered on Excluded Forms, the Corporation shall not file any registration statement under the Securities Act covering any securities unless it shall first have received the requisite approvals in accordance with the provisions set forth in the Certificate and given each holder of Restricted Securities written notice thereof. The Corporation further covenants that each holder of Restricted Securities shall have the right, at any time when it may be deemed to be a controlling person of the Corporation, within the meaning of the Securities Act, to participate in the preparation of such registration statement and to request the insertion therein of material furnished to the Corporation in writing which in such holder’s judgment should be included. In connection with any registration statement referred to in this Article 4, the Corporation shall indemnify, to the extent permitted by law, each holder of Restricted Securities, its officers, partners and directors and each person, if any, who controls any such holder within the meaning of the Securities Act in the same manner and to the same extent as the Corporation is required to indemnify a seller of Restricted Securities in Section 3.9 hereof. If, in connection with any such registration statement, any holder of Restricted Securities shall furnish written information to the Corporation expressly for use in the registration statement, then such holder shall indemnify the Corporation, each director of the Corporation, each officer of the Corporation who signs such registration statement and each person, if any, who controls the Corporation within the meaning of the Securities Act to the same extent as a seller of Restricted Securities is required to indemnify such persons in Section 3.9 hereof.

ARTICLE 5

ELECTION OF DIRECTORS BY ORIGINAL STOCKHOLDERS AND INVESTORS

5.1 Voting for Directors. At each annual meeting of the stockholders of the Corporation and at each special meeting of the stockholders of the Corporation called for the purposes of electing directors of the Corporation, and at any time at which stockholders of the Corporation shall have the right to, or shall, vote for or consent to the election of directors, then,

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in each such event, each Stockholder party hereto shall vote all shares of Common Stock, Convertible Preferred Stock and any other shares of voting stock of the Corporation then owned (or controlled as to voting rights) by it or him, whether by purchase, exercise of rights, warrants or options, stock dividends or otherwise:

(a) to fix and maintain the number of directors on the Board of Directors of the Corporation at eight (8);

(b) pursuant to Paragraph A.6(b)(i) of Article 3 of the Certificate, to elect to the Board as a Series C Director one (1) director designated by Kappa Investors, which person shall initially be Paul Mieyal and to cause Paul Mieyal to be appointed to any committee of the Board;

(c) pursuant to Paragraph A.6(b)(i) of Article 3 of the Certificate, to elect to the Board as a Series B Director one (1) director designated by Lilly Ventures, which person shall initially be Darren Carroll;

(d) pursuant to Paragraph A.6(b)(i) of Article 3 of the Certificate, to elect to the Board as a Series B Director one (1) director designated by the Medica III Investments (International) L.P., which person shall initially be Ehud Geller;

(e) pursuant to Paragraph A.6(b)(i) of Article 3 of the Certificate, to elect to the Board as a Series B Director one (1) director designated by HCV VII, which person shall initially be Augustine Lawlor;

(f) pursuant to Paragraph A.6(b)(i) of Article 3 of the Certificate, to elect to the Board as a Series A Director one (1) director designated by Morgenthaler VII, which person shall initially be Ralph E. Christoffersen, Ph.D.;

(g) pursuant to Paragraph A.6(b)(i) of Article 3 of the Certificate, to elect to the Board as a Series A Director one (1) director designated by Sequel III, which person shall initially be Dan Mitchell;

(h) to elect the Corporation’s Chief Executive Officer (or most senior executive officer if there is no Chief Executive Officer) to the Board as the Common Director, which person shall initially be Timothy C. Rodell, M.D.; and

(i) to elect to the Board one director designated by a majority of the Preferred Directors (who shall be an independent director not affiliated with any holder of capital stock of the Corporation), which seat shall initially be vacant.

5.2 Cooperation of the Corporation. The Corporation shall use its best efforts to effectuate the purposes of this Article 5, including promoting the adoption of any necessary amendment of the Bylaws of the Corporation and the Certificate.

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5.3 Notices. The Corporation shall provide the Investors with at least twenty (20) days’ prior notice in writing of any intended mailing of notice to the Investors of the Corporation for a meeting at which directors are to be elected, and such notice shall include the names of the persons designated by the Corporation pursuant to Section 5.1 above. Each of the Investors shall notify the Corporation in writing at least three (3) days prior to such mailing of the persons designated by it pursuant to Paragraph A.6(b)(i) of Article 3 of the Certificate and Section 5.1 above as nominee for election to the Board. In the absence of any such notice, the director then serving and previously designated by each Investor shall be renominated.

5.4 Removal. Except as otherwise provided in this Article 5, no Stockholder party hereto shall vote to remove any member of the Board designated in accordance with the foregoing provisions of this Article 5 unless the party who designated such director (the “Designating Party”) shall so vote or otherwise consent, and, if the Designating Party shall so vote or otherwise consent, then the non-designating Investors shall likewise so vote. Any vacancy on the Board created by the resignation, removal, incapacity or death of any person designated under the foregoing provisions of this Article 5 shall be filled by another person designated by the original Designating Party. Each Stockholder party hereto shall vote all voting shares of Convertible Preferred Stock of the Corporation and all other shares of voting stock of the Corporation owned or controlled by such party, respectively, in accordance with each such new designation, and no such vacancy shall be filled in the absence of a new designation by the original Designating Party.

5.5 No Revocation. Subject to Article 13, the voting agreements contained herein are coupled with an interest and may not be revoked during the term of this Agreement.

5.6 No Liability for Election of Recommended Director. None of the parties hereto and no officer, director, stockholder, member, partner, employee or agent of any such party makes any representation or warranty as to the fitness or competence of the nominee or designee of any party hereunder to serve on the Board by virtue of such party’s execution of this Agreement or by the act of such party in voting for such nominee or designee pursuant to this Agreement.

5.7 Board Observation Rights.

(a) Subject to the limitations and conditions set forth in Section 5.7(c), the Corporation shall permit one representative selected by the Lilly Group to attend as an observer (in person or telephonically, at the election of the Lilly Observer) all meetings of the Board of Directors and all meetings of any committee thereof. Subject to the limitations and conditions set forth in Section 5.7(c), the Corporation shall permit one representative selected by the BSI/GFH Group to attend as an observer (in person or telephonically, at the election of the BSI/GFH Observer) all meetings of the Board of Directors and all meetings of the audit committee thereof. Subject to the limitations and conditions set forth in Section 5.7(c), at any time in which the HCV Group, the Morgenthaler Group or the Sequel Group, as applicable (each, an “Unrepresented Investor”), shall no longer be entitled to designate a member of the Board of Directors pursuant to this Article 5 and provided such Unrepresented Investor is a

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Major Investor), the Corporation shall permit one representative selected by such Unrepresented Investor’s Group to attend as an observer (in person or telephonically, at the election of such Observer) all meetings of the Board of Directors and all meetings of any committee thereof.

(b) The Corporation shall give notice to each Observer of every meeting of its Board of Directors or any committee thereof on or around the same date and in the same manner as notice is given to the Directors of the Corporation. Each Observer shall be entitled to receive all written materials and other information given to the Directors of the Corporation in connection with such meetings on or around the same date that such materials and information are given to the Directors. Each Observer shall be entitled to consult with and advise the Board of Directors on significant business issues with respect to the Corporation, and if applicable, its subsidiaries, including management’s proposed annual operation plans for the Corporation and, if applicable, its subsidiaries. Notwithstanding anything to the contrary contained in this Section 5.7 but subject to Section 5.7(c), the BSI/GFH Observer shall not be entitled to notice of any meetings or any written or other materials with respect to committees of the Board of Directors other than the audit committee and final minutes of the meetings of the other committees of the Board.

(c) Prior to the attendance of any meeting of the Board, an Observer shall execute the Corporation’s standard non-disclosure agreement, substantially in the form attached hereto as Exhibit C, and shall deliver such non-disclosure agreement to the Corporation. The Corporation reserves the right, in its reasonable discretion, to exclude an Observer from access to any material or meeting or portion thereof if the Board of Directors determines in good faith that (i) the content of such material or meeting pertains to any agreement with the Group which appointed such Observer, (ii) such Group has a material conflict of interest regarding particular intellectual property rights or technology of the Corporation to be discussed in the meeting or included in the written material, or (iii) upon advice of counsel, that such exclusion is reasonably necessary to preserve the attorney-client privilege, provided that any such exclusion from access or disclosure pursuant to (iii) above is applied similarly to all other observer representatives of any other stockholder of the Corporation.

5.8 Board Information Rights.

(a) The Corporation shall furnish each member of the Board of Directors with:

(i) Within 90 days following the end of each fiscal year, the Corporation’s unaudited balance sheet and unaudited statements of income and cash flows for the previous fiscal year. These financial statements will be accompanied by a certification from the Corporation’s CFO to the effect that, to his or her knowledge, the financial statements, together with the notes thereto, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the period indicated in all material respects, except as disclosed therein, and present fairly the financial condition and position of the Corporation and its subsidiaries as of the dates thereof; provided, however, that the financial statements delivered pursuant to this clause shall not be required to contain all footnotes required under generally accepted accounting principles.

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(ii) Quarterly management discussion and analysis describing material activities and events in such quarter and discussing major variances from budget.

(iii) Annual budgets and forecasts for the coming three fiscal years giving annual forecasts that include balance sheets, income statements and statements of cash flow.

(iv) All material communications with other stockholders or the financial community, including press releases.

(v) All material reports prepared for the Corporation by outside consultants, lawyers and auditors.

(vi) All material communications with and from federal or state regulatory agencies or other governmental authorities of any kind, excluding any and all material communications with the U.S. Government that are deemed classified.

(vii) Notice of any material events, including any pending or threatened litigation.

(viii) Communications with and from any companies interested in acquiring the Corporation (or any material portion thereof) or forming strategic relationships.

(b) Any communication, report or notice required to be provided by the Corporation pursuant to clauses (iv) through (viii) of paragraph (a) above shall be provided promptly and in no event later than 5 business days following the occurrence of any event requiring such communication, report or notice.

5.9 Duration of Article 5. This Article 5 and the rights and obligations of the parties hereunder shall automatically terminate on the consummation of a Qualified Public Offering. In addition, the right of any individual to serve as a Preferred Director shall terminate immediately as of the time that such person no longer represents or is no longer affiliated with the HCV Group, the Morgenthaler Group, the Sequel Group, the Lilly Group, the Medica Group or the Wexford Group, as applicable; and (c) the right of any Investor to designate a Director pursuant to Section 5.1 shall terminate immediately as of the time that such Investor (together with all members of such Investor’s Group) ceases to own at least fifty percent (50%) of the Preferred Stock (or securities issued upon conversion, exchange or recapitalization thereof) initially purchased by such Investor from the Corporation; provided, however, that the right to designate the Series C Director pursuant to Section 5.1(b) shall be transferable to the transferee upon the sale of all, but not less than all, of the interest in the Series C Preferred Stock held by the Wexford Group.

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ARTICLE 6

RESTRICTIONS ON TRANSFER BY HOLDERS; DRAG ALONG RIGHTS

6.1 Restrictions on Transfer.

(a) Each Holder agrees that he, she or it will not make any Transfer of all or any portion of the Offered Securities held by such Holder unless and until:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made pursuant to such registration statement; or

(ii) (A) The transferee has agreed in writing to be bound by the terms of this Agreement, (B) such Holder shall have notified the Corporation of the proposed disposition and shall have furnished the Corporation with a detailed statement of the circumstances surrounding the proposed disposition, and (C) if reasonably requested by the Corporation, such Holder shall have furnished the Corporation with an opinion of counsel, reasonably satisfactory to the Corporation, that such disposition will not require registration of such Offered Securities under the Securities Act. It is agreed that the Corporation will not require opinions of counsel for transactions made pursuant to Rule 144 under the Securities Act except in unusual circumstances.

(b) Each Holder agrees that he will not engage in any Transfer or other transaction that will result in a change in the beneficial or record ownership of any Offered Securities held by the Holder, except in accordance with the rights of first refusal and of first offer of this Article 6, and any such Transfer of Offered Securities or attempted Transfer of Offered Securities in contravention of such rights shall be void and ineffective for any purpose and shall not confer on any transferee or purported transferee any rights whatsoever.

6.2 Termination. The terms of this Article 6 shall terminate (i) upon (and such termination shall be effective immediately prior to) the consummation of Qualified Public Offering or (ii) an Event of Sale.

6.3 Rights of First Refusal and Co-Sale.

(a) If any Holder proposes to Transfer to any person any shares of Stock (other than shares of Senior Preferred or shares of Common Stock issued upon conversion thereof) in one or more related transactions (the “Proposed Sale”), such Holder (the “Seller”) shall promptly give written notice (the “Transfer Notice”) to the Corporation and to each of the Investors at least 30 days prior to the execution of such Transfer. The Transfer Notice shall describe in reasonable detail the Proposed Sale, including, without limitation, the number and type of shares of Stock (other than shares of Senior Preferred or shares of Common Stock issued upon conversion thereof) to be transferred (the “Transfer Stock”), the nature of such Transfer, the consideration to be paid, and the name and address of each prospective purchaser or transferee.

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(b) The Corporation shall have the right, exercisable upon written notice to the Seller within 10 days after receipt of the Transfer Notice, to purchase any or all of the Transfer Stock on the same terms and conditions as the Proposed Sale.

(c) If the Corporation does not exercise its right of first refusal as to all of the Transfer Stock, the Seller shall give written notice thereof to each of the Investors (the “Secondary Notice”), and each of the Investors shall thereupon have the right, exercisable within 10 days after receipt of such Secondary Notice, to purchase its pro rata share, based upon the Equity Percentages of the Investors, of all Transfer Stock on the same terms as the Proposed Sale.

(d) If any Investor (an “Exercising Investor”), but not all Investors, exercises its right of first refusal as to its pro rata share of Transfer Stock, the Seller shall give written notice to the Exercising Investor and the Exercising Investor shall thereupon have a right of first refusal to purchase its pro rata share, based upon the Equity Percentages of the Exercising Investors, of Transfer Stock not purchased pursuant to paragraph (c) of this Section 6.3, exercisable within two days after receipt of such notice, on the same terms as the Proposed Sale.

(e) If the Investors do not exercise their right of first refusal as to all of the Transfer Stock, subject to the following provisions of this Section 6.3, the Seller may consummate the Proposed Sale for the remainder of the Transfer Stock upon the terms set forth in the Transfer Notice (or on terms more favorable to Seller) within 30 days after the date of the last notice provided by Seller pursuant to this Section 6.3 or Seller may cancel the Proposed Sale (an “Actual Sale”). Any desired Transfer of Stock after the termination of 30 days must first be offered to the Corporation and the Investors pursuant to this Section 6.3.

(f) Each Investor may elect to exercise a right of co-sale to participate on a pro rata basis in the Proposed Sale on the same terms and conditions specified in the Transfer Notice by delivering to the Seller written notice to that effect within 10 days after receipt of the Secondary Notice. Each Investor who timely exercises such Investor’s right of co-sale may include in the Proposed Sale all or any part of such Investor’s Stock equal to the product obtained by multiplying (i) the aggregate number of shares of Transfer Stock originally proposed to be sold in the Proposed Sale (without reduction for any shares purchased by the Corporation or the Investors pursuant to the right of first refusal set forth above) by (ii) a fraction, the numerator of which is the number of shares of Stock owned by such Investor immediately before consummation of the Proposed Sale and the denominator of which is the total number of shares of Stock owned, in the aggregate, immediately prior to the consummation of the Proposed Sale by all Investors exercising rights of co-sale hereunder plus the number of shares of Transfer Stock held by the Seller (after giving effect to shares purchased by the Corporation or the Investors pursuant to the right of first refusal set forth above). To the extent one or more of the Investors exercise such right of participation in accordance with the terms and conditions set forth herein, the number of shares of Transfer Stock that the Seller may sell in the Proposed Sale shall be correspondingly reduced.

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6.4 Exempt Transfers.

(a) The requirements of Section 6.1 and the first refusal and co-sale rights of the Corporation and the Investors set forth in Section 6.3 shall not apply to (i) any pledge of Stock made pursuant to a bona fide loan transaction with a financial institution that creates a mere security interest; (ii) any Transfer to the members of the Holder’s Family, or to trusts for the benefit of the Holder or members of the Holder’s Family, or to a partnership, limited liability company, or other entity all of the equity interests of which are held by one or more of the foregoing; (iii) a Transfer by a partnership to its partners or retired partners in accordance with their partnership interests; (iv) a Transfer by a Holder to an affiliate of such Holder; (v) a Transfer by a Holder of up to 10% of its equity interests in the Corporation; (vi) a Transfer by a limited liability company to its members or former members in accordance with their interests in the limited liability company; (vii) a Transfer by Celgene International, Inc. to any entity that acquires all or substantially all of the assets or voting securities of Celgene International, Inc. or Celgene Corporation or (viii) a Transfer by a member of the BSI/GFH Group to another member of the BSI/GFH Group; provided that in the event of any Transfer made pursuant to this Section 6.4(a), the pledgee, transferee, or donee shall furnish the Corporation with a written agreement to be bound by and comply with all of the obligations of this Agreement and the Holder shall give written notice to the Corporation prior to such transfer, which notice shall state the nature of the exemption relied upon for the transfer.

(b) Notwithstanding the foregoing, the provisions of this Article 6 shall not apply to the sale of any Offered Securities (or, for purposes of clarity, any shares of Senior Preferred or shares of Common Stock issued upon conversion thereof) to the public pursuant to a registration statement filed with, and declared effective by, the Commission under the Securities Act.

6.5 Drag Along Rights.

(a) A “Sale of the Corporation” shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Corporation shares representing more than fifty percent (50%) of the outstanding voting power of the Corporation (a “Stock Sale”); or (b) a transaction that qualifies as an Event of Sale as such term is defined in the Certificate.

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(b) In the event that the Sale of the Corporation is approved by (i) the Board of Directors, (ii) the holders of a majority of the Senior Preferred voting together as a single class on an as-converted basis and (iii) the holders of shares of capital stock of the Corporation representing a majority of the votes applicable to all outstanding shares of capital stock of the Corporation on a fully-diluted basis, in each case specifying that this Section 6.5 shall apply to such transaction, then each Stockholder party hereto hereby agrees:

(i) if such transaction requires stockholder approval, with respect to all Stock and/or any other Corporation securities that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all such votes in favor of, and adopt, such Sale of the Corporation and to vote in opposition to any and all other proposals that could delay or impair the ability of the Corporation to consummate such Sale of the Corporation;

(ii) if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Corporation beneficially held by such Stockholder as is being sold by the Selling Investors to the Person to whom the Selling Investors propose to sell their Stock, and, except as permitted in Section 6.5(c)(v) below, on the same terms and conditions as the Selling Investors;

(iii) to execute and deliver all related documentation and take such other action in support of the Sale of the Corporation as shall reasonably be requested by the Corporation or the Selling Investors in order to carry out the terms and provision of this Section 6.5, including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents; and

(iv) to refrain from exercising any dissenters’ rights or rights of appraisal under applicable law at any time with respect to such Sale of the Corporation.

(c) Notwithstanding the forgoing, a Stockholder will not be required to comply with Section 6.5 above in connection with any specific Sale of the Corporation (the “Proposed Sale”) unless:

(i) any representations and warranties to be made by such Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership of the Stock held by such Stockholder and the ability to convey title to such Stock, including but not limited to representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Corporation’s securities such Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable against the Stockholder in accordance with their respective terms and (iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Stockholder’s obligations thereunder, will cause a breach or violation of the terms of any agreement, law or judgment, order or decree of any court or governmental agency;

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(ii) The Stockholder shall not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with the Proposed Sale, other than the Corporation;

(iii) the liability for indemnification, if any, of such Stockholder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Corporation in connection with such Proposed Sale, is several and not joint with any other Person, and is pro rata in accordance with such Stockholder’s relative stock ownership of the Corporation;

(iv) liability shall be limited to the amount of consideration actually paid to such Stockholder in connection with such Proposed Sale, except with respect to (i) representations and warranties of such Stockholder related to authority, ownership of the Stock held by such Stockholder and the ability to convey title to such Stock, (ii) any covenants made by such Stockholder with respect to confidentiality or voting related to the Proposed Sale or (iii) claims related to fraud or willful breach by such Stockholder, the liability for which need not be limited;

(v) upon the consummation of the Proposed Sale, the aggregate consideration receivable by each holder of Preferred Stock in respect of each such share of Preferred Stock shall be allocated to each such holder of Preferred Stock in an amount equal to the greater of (a) the liquidation preference amount to which such share of Preferred Stock is entitled in an Event of Sale (assuming for this purpose that the Proposed Sale is an Event of Sale) in accordance with the Corporation’s Certificate of Incorporation in effect immediately prior to the Proposed Sale or (b) pro rata on an as-converted to Common Stock basis; and

(vi) subject to clause (v) above, requiring the same form of consideration to be received by the holders of the Corporation’s Common and Preferred Stock, if any holders of any capital stock of the Corporation are given an option as to the form and amount of consideration to be received as a result of the Proposed Sale, all holders of such capital stock will be given the same option.

6.6 Legends.

(a) Each certificate representing Offered Securities shall (unless otherwise permitted by the provisions of this Agreement) be stamped or otherwise imprinted with a legend substantially similar to that contained in Section 3.2 hereof (in addition to any legend required under applicable state securities laws or as provided elsewhere in this Agreement).

(b) The Corporation shall be obligated to reissue unlegended certificates promptly upon the request of any holder thereof who proposes to dispose of such securities, if the holder shall have obtained an opinion of counsel (which counsel may be counsel to the Corporation) reasonably acceptable to the Corporation to the effect that the securities proposed to be disposed of may lawfully be so disposed of without registration, qualification, or legend.

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(c) Any legend endorsed on an instrument pursuant to applicable state securities laws and the stop-transfer instructions with respect to such securities shall be removed upon receipt by the Corporation of an order of the appropriate “Blue Sky” authority authorizing such removal.

ARTICLE 7

INDEMNIFICATION

7.1 Indemnification of Investors. In the event that any Investor or any director, officer, employee, affiliate or agent thereof (the “Indemnitees”) become involved in any capacity in any action, proceeding, investigation or inquiry in connection with or arising out of any matter related to the Corporation or any Indemnitee’s role or position with the Corporation, the Corporation shall indemnify such Indemnitee for any Claim (as defined below) related thereto, including the reimbursement of each Indemnitee for its legal and other expenses (including the cost of any investigation and preparation) as they are incurred by such Indemnitee in connection therewith. The Corporation also agrees to indemnify each Indemnitee, pay on demand and protect, defend, save and hold harmless from and against any and all liabilities, damages, losses, settlements, claims, actions, suits, penalties, fines, costs or expenses (including, without limitation, attorneys’ fees) (any of the foregoing, a “Claim”) incurred by or asserted against any Indemnitee of whatever kind or nature, arising from, in connection with or occurring as a result of this Agreement or the matters contemplated by this Agreement. The foregoing agreement shall be in addition to any rights that any Indemnitee may have elsewhere in this Agreement, at common law or otherwise.

7.2 Advancement of Expenses. The Corporation shall advance all expenses reasonably incurred by or on behalf of the Indemnitees in connection with any Claim or potential Claim within twenty (20) days after the receipt by the Corporation of a statement or statements from the Indemnitee requesting such advance payment or payments from time to time. If a court or arbitrator makes a judicial determination at a later date that the Indemnitee was not entitled to such indemnification, then such Indemnitee will refund to the Corporation an amount equal to the amount of the advances made to such Indemnitee.

ARTICLE 8

REMEDIES

In case any one or more of the covenants and/or agreements set forth in this Agreement shall have been breached by any party hereto, the party or parties entitled to the benefit of such covenants or agreements may proceed to protect and enforce its or their rights, either by suit in equity and/or action at law, including, but not limited to, an action for damages as a result of any such breach and/or an action for specific performance of any such covenant or agreement contained in this Agreement. Notwithstanding the generality of the foregoing, the Investors may elect to exercise their right of redemption set forth in Article 3, Section A.5(g) of the Certificate as provided therein if and when such right arises. With respect to any breach of which the

41.

Corporation is aware, (i) the Corporation shall promptly (and in no event late than five (5) days after becoming aware of such breach) notify the holders of Convertible Preferred Shares of such breach, and (ii) the right to cure such breach shall commence on the date that the Corporation delivers such notice or is otherwise required to deliver such notice. The rights, powers and remedies of the parties under this Agreement are cumulative and not exclusive of any other right, power or remedy which such parties may have under any other agreement or law. No single or partial assertion or exercise of any right, power or remedy of a party hereunder shall preclude any other or further assertion or exercise thereof.

ARTICLE 9

SUCCESSORS AND ASSIGNS

Except as otherwise expressly provided herein, this Agreement shall bind and inure to the benefit of the Corporation and each of the Investors and the respective successors and permitted assigns of the Corporation and each of the Investors. Subject to the requirements of Article 3 hereof, this Agreement and the rights and duties of the Investors set forth herein may be freely assigned, in whole or in part, by each Investor to any member of such Investor’s Group and to any other person or entity acquiring at least $50,000 of Restricted Securities, such value to be determined pursuant to the provisions set forth in Section A.7 of the Certificate; provided that the rights of an Investor set forth in Article 3 hereof may only be transferred (x) to any member of such Investor’s Group or (y) to a transferee which acquires at least five percent (5%) of the Restricted Securities held by such Investor prior to such transfer. Any transferee (other than an Investor) to whom rights under Article 3 are transferred shall, as a condition to such transfer, deliver to the Corporation a written instrument by which such transferee identifies itself, gives the Corporation notice of the transfer of such rights, identifies the securities of the Corporation owned or acquired by it and agrees to be bound by the obligations imposed hereunder to the same extent as if such transferee were an Investor hereunder. A transferee to whom rights are transferred pursuant to this Article 9 will be thereafter deemed to be an Investor for the purpose of the execution of such transferred rights and may not again transfer such rights to any other person or entity, other than as provided in this Article 9. Neither this Agreement nor any of the rights or duties of the Corporation set forth herein shall be assigned by the Corporation, in whole or in part, without having first received the written consent of the Investors holding the Requisite Majority in voting power of the outstanding Convertible Preferred Shares, with each such holder entitled to the number of votes for each such share of Convertible Preferred Stock as equals the number of shares of Common Stock (including fractional shares) into which each such share of Convertible Preferred Stock is then convertible, rounded up to the nearest one-tenth of a share.

ARTICLE 10

DURATION OF AGREEMENT

The rights and obligations of the Corporation and each Investor set forth herein shall survive indefinitely, unless and until, by their respective terms, they are no longer applicable.

42.

ARTICLE 11

ENTIRE AGREEMENT

This Agreement supersedes any agreement, written or oral, relating to the subject matter hereof, including, without limitation, (i) the Stockholders Agreement, dated October 31, 1997, by and among the Corporation’s predecessor, Ceres Pharmaceuticals, LTD., Richard C. Duke, Donald Bellgrau and Alex Franzusoff, (ii) Section 4 (Covenants) of that certain Subscription Agreement and Investment Letter, between the Corporation and Arthur Pardi, dated June 6, 2002, and (iii) the Fourth Restated Stockholders Agreement (collectively, the “Superseded Agreements”). There are no surviving rights, obligations, payments or commitments between the Corporation and any of the parties thereto pursuant to the Superseded Agreements. This Agreement, together with the other writings referred to herein or delivered pursuant hereto which form a part hereof, contains the entire agreement among the parties with respect to the subject matter hereof and amends, restates and supersedes all prior and contemporaneous arrangements or understandings with respect thereto.

ARTICLE 12

NOTICES

All notices, requests, consents and other communications hereunder to any party shall be deemed to be sufficient if contained in a written instrument delivered in person or duly sent by first class registered, certified or overnight mail, postage prepaid, or telecopied with a confirmation copy by regular mail, addressed or telecopied, as the case may be, to such party at the address or telecopier number, as the case may be, set forth below or such other address or telecopier number, as the case may be, as may hereafter be designated in writing by the addressee to the addresser listing all parties:

(i)	If to the Corporation, to:

GlobeImmune, Inc.

1450 Infinite Drive

Louisville, CO 80027

Attention: Timothy C. Rodell, M.D.

Chief Executive Officer

Telecopier: (303) 625-2810

with a copy to:

Cooley Godward Kronish LLP

380 Interlocken Crescent, Suite 900

Broomfield, Colorado 80021-8023

Attention: Brent D. Fassett, Esq.

Telecopier: (720) 566-4099

43.

(ii) If to the Investors, as set forth on Schedule 2.

(iii) If to a Holder, to the address and facsimile then set forth on the stock records of the Corporation.

All such notices, requests, consents and communications shall be deemed to have been received (a) in the case of personal delivery, on the date of such delivery; (b) in the case of mailing, on the fifth business day following the date of such mailing; (c) in the case of overnight mail, on the first business day following the date of such mailing; and (d) in the case of facsimile transmission, when confirmed by facsimile machine report.

ARTICLE 13

CHANGES

Subject to compliance with applicable law and except as otherwise explicitly set forth herein to the contrary, the terms and provisions of this Agreement may be modified or amended, and any of the provisions hereof waived, temporarily or permanently, only pursuant to the written consent of (i) the Corporation and (ii) the holders of the Requisite Majority of the combined voting power of the Convertible Preferred Shares then outstanding, calculated in accordance with Section A.6(a) of Article 3 of the Certificate (including, in such calculation, any outstanding Restricted Securities held by such holders). Notwithstanding the foregoing, (x) no right contained herein that is specific to the holders of the Senior Preferred, or to any particular holder thereof, and not to the holders of Preferred Stock generally, may be modified, amended or waived, temporarily or permanently, without the written consent of the holders of a majority of the combined voting power of the Senior Preferred then outstanding voting together as a single class on an as-converted basis, calculated in accordance with Section A.6(a) of Article 3 of the Certificate (including, in such calculation, any outstanding Restricted Securities held by such holders), (y) any modification or amendment approved by the Requisite Majority shall treat all Holders in the same manner and may not disproportionately remove, limit or modify any right of any Holder or disproportionately increase the obligations of any Holder and (z) the right of a party to designate a director or directors pursuant to Section 5.1 shall not be amended, waived or modified without the written consent of such party.

ARTICLE 14

COUNTERPARTS

This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

44.

ARTICLE 15

HEADINGS

The headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement.

ARTICLE 16

NOUNS AND PRONOUNS

Whenever the context may require, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms, and the singular form of names and pronouns shall include the plural and vice versa.

ARTICLE 17

SEVERABILITY

Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

ARTICLE 18

GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, excluding choice of law rules thereof.

ARTICLE 19

JURISDICTION

ALL JUDICIAL PROCEEDINGS WITH RESPECT TO THIS AGREEMENT OR ANY TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY SHALL BE BROUGHT IN ANY FEDERAL COURT OF COMPETENT JURISDICTION IN THE STATE OF NEW YORK. BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH PARTY HERETO ACCEPTS FOR ITSELF, HIMSELF AND HERSELF, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS, AND IRREVOCABLY AGREE TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT. EACH PARTY HERETO HEREBY WAIVES ANY CLAIM THAT SUCH JURISDICTION IS AN INCONVENIENT FORUM OR AN IMPROPER FORUM BASED ON LACK OF VENUE.

45.

ARTICLE 20

WAIVER OF JURY TRIAL

EACH PARTY TO THIS AGREEMENT HEREBY WAIVES, TO THE EXTENT PERMITTED BY APPLICABLE LAW, TRIAL BY JURY IN ANY LITIGATION IN ANY COURT WITH RESPECT TO, IN CONNECTION WITH, OR ARISING OUT OF THIS AGREEMENT OR THE VALIDITY, PROTECTION, INTERPRETATION, COLLECTION OR ENFORCEMENT THEREOF.

ARTICLE 21

EFFECTIVENESS

Notwithstanding any other provision of this Agreement, this Agreement shall not be effective until the Initial Closing.

ARTICLE 22

HOLD-BACK AGREEMENTS

Each Stockholder hereby agrees that such Stockholder shall not sell, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, any securities of the Corporation held by such Stockholder (other than those included in the registration) for a period specified by the representative of the underwriters of Common Stock (or other securities) of the Corporation not to exceed one hundred eighty (180) days following the effective date of a registration statement of the Corporation filed under the Securities Act; provided that:

(i) such agreement shall apply only to the Corporation’s initial public offering;

(ii) all officers and directors of the Corporation and holders of at least one percent (1%) of the Corporation’s voting securities and all other persons holding registration rights for Corporation securities enter into similar agreements; and

(iii) that if the underwriters release any shares from the lock-up with respect to such offering prior to the scheduled expiration date, then a pro rata portion of the Investor’s securities shall be contemporaneously released from such agreement.

Each Stockholder agrees to execute and deliver such other agreements as may be reasonably requested by the Corporation or the underwriter which are consistent with the

46.

foregoing or which are necessary to give further effect thereto. In addition, if requested by the Corporation or the representative of the underwriters of Common Stock (or other securities) of the Corporation, each Stockholder shall provide, within ten (10) days of such request, such non-confidential information as may be required by the Corporation or such representative in connection with the completion of any public offering of the Corporation’s securities pursuant to a registration statement filed under the Securities Act. The obligations described in this Article 22 shall not apply to a registration relating solely to employee benefit plans on Form S-1 or Form S-8 or similar forms that may be promulgated in the future, or a registration relating solely to a Commission Rule 145 transaction on Form S-4 or similar forms that may be promulgated in the future. The Corporation may impose stop transfer instructions with respect to the shares of Common Stock (or other securities) subject to the foregoing restriction until the end of said one hundred eighty (180) day period. Each Stockholder agrees that any transferee of any securities subject to this Agreement shall be bound by this Article 22. The underwriters of the Corporation’s stock are intended third party beneficiaries of this Article 22 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto.

47.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the date first set forth above.

CORPORATION:

GLOBEIMMUNE, INC.

By:	/s/ Timothy C. Rodell
Timothy C. Rodell, M.D.
President and Chief Executive Officer

FIFTH AMENDED AND RESTATED STOCKHOLDERS AGREEMENT

SIGNATURE PAGE

INVESTORS:

HEALTHCARE VENTURES VII, L.P.

By:	HealthCare Partners VII, L.P., its General Partner

By:	/s/ Jeffrey B. Steinberg
Jeffrey B. Steinberg
Administrative Partner

MORGENTHALER PARTNERS VII, L.P.

By:	Morgenthaler Management Partners, VII, L.L.C., its Managing Partner

By:	/s/ Theodore A. Laufik
Theodore A. Laufik
Managing Member

SEQUEL LIMITED PARTNERSHIP III

By:	Sequel Venture Partners III, LLC, its General Partner

By:	/s/ John Greff
John Greff
Manager

SEQUEL ENTREPRENEURS’ FUND III, LP

By:	Sequel Venture Partners III, LLC, its General Partner

By:	/s/ John Greff
John Greff
Manager

FIFTH AMENDED AND RESTATED STOCKHOLDERS AGREEMENT

SIGNATURE PAGE

WEX SP LLC

By:	/s/ Arthur Amron
Arthur Amron
Vice President and Assistant Secretary

KAPPA INVESTORS LLC

By:	/s/ Arthur Amron
Arthur Amron
Vice President and Assistant Secretary

MEDICA III INVESTMENTS (INTERNATIONAL) L.P.

By:	Medica III Management L.P., its General Partner

By:	Medica III Management Co., its General Partner

By:	/s/ Ehud Geller
Ehud Geller
Director

MEDICA III INVESTMENTS (ISRAEL) L.P.

By:	Medica III Management L.P., its General Partner

By:	Medica III Management Co., its General Partner

By:	/s/ Ehud Geller
Ehud Geller
Director

FIFTH AMENDED AND RESTATED STOCKHOLDERS AGREEMENT

SIGNATURE PAGE

MEDICA III INVESTMENTS (S.F.) L.P.

By:	Medica III Management L.P., its General Partner

By:	Medica III Management Co., its General Partner

By:	/s/ Ehud Geller
Ehud Geller
Director

MEDICA III INVESTMENTS (P.F.) L.P.

By:	Medica III Management L.P., its General Partner

By:	Medica III Management Co., its General Partner

By:	/s/ Ehud Geller
Ehud Geller
Director

MEDICA III INVESTMENTS (ISRAEL) (B) L.P.

By:	Medica III Management L.P., its General Partner

By:	Medica III Management Co., its General Partner

By:	/s/ Ehud Geller
Ehud Geller
Director

FIFTH AMENDED AND RESTATED STOCKHOLDERS AGREEMENT

SIGNATURE PAGE

POALIM MEDICA III INVESTMENTS L.P.

By:	Medica III Management L.P., its General Partner

By:	Medica III Management Co., its General Partner

By:	/s/ Ehud Geller
Ehud Geller
Director

ADAMS STREET V, L.P.

By:	Adams Street Partners, LLC,
its General Partner

By:	/s/ Michael Lynn
Name: Michael Lynn
Title: Partner

PAC-LINK BIOVENTURES I

By:	/s/ Hsu Shan-Ko
Name: Hsu Shan-Ko
Title: Chairman

CELGENE INTERNATIONAL, INC.,
a Delaware corporation

By:	/s/ Robert J. Hugin
Name: Robert J. Hugin
Title: President and CFO

FIFTH AMENDED AND RESTATED STOCKHOLDERS AGREEMENT

SIGNATURE PAGE

RICHARD KING MELLON FOUNDATION

By:	/s/ Douglas L. Sisson
Douglas L. Sisson, Vice President

MELLON FAMILY INVESTMENT COMPANY V

By:	/s/ Robert B. Burr, Jr.
Robert B. Burr, Jr., General Partner

GRAND CATHAY VENTURE CAPITAL III CO., LTD.

By:	/s/ Edward Chang
Edward Chang
President

GRAND CATHAY VENTURE CAPITAL CO., LTD.

By:	/s/ Sandy Lee
Sandy Lee
President

BOSTON LIFE SCIENCE VENTURE CORPORATION

By:	/s/ Peter T.K. Wu
Name: Peter T.K. Wu
Title: Chairman

EMINENT VENTURE CAPITAL CORP.

By:	/s/ Jyan Ming Yang
Name: Jyan Ming Yang
Title: President

FIFTH AMENDED AND RESTATED STOCKHOLDERS AGREEMENT

SIGNATURE PAGE

PARTNERS HEALTHCARE SYSTEM POOLED INVESTMENT ACCOUNTS

By:	/s/ Jay B. Pieper
Name: Jay B. Pieper
Title: VP of Corporate Development & Treasury Affairs

WASHINGTON RESEARCH FOUNDATION

By:	/s/ Ronald S. Howell
Name: Ronald S. Howell
Title: CEO

GC & H INVESTMENTS, LLC

By:	/s/ Mark A. Royer
Name: Mark A. Royer
Title: CFO

YED GLOBAL LIFESCIENCE I PARTNERSHIP

By:	Yasuda Enterprise Development Co., Ltd.
its General Partner

By:	/s/ Tsuneo Fujii
Name: Tsuneo Fujii
Title: President and Representative Director

BSI SA

By:	/s/ Alfredo Gysi
Name: Alfredo Gysi
Title:

By:	/s/ Christian Ferry
Name: Christian Ferry
Title:

FIFTH AMENDED AND RESTATED STOCKHOLDERS AGREEMENT

SIGNATURE PAGE

GFH

By:	/s/ Manuel Hauser
Manuel Hauser
For and on Behalf of Generali Financial
Holdings FCP-FIS Sub-Fund 1 acting
through its management company
Allegro S.À R.L.

ORIGINAL STOCKHOLDERS:

/s/ Richard C. Duke
RICHARD C. DUKE, PH.D.

/s/ Alex Franzusoff
ALEX FRANZUSOFF, PH.D.

/s/ Donald Bellgrau
DONALD BELLGRAU, PH.D.

FIFTH AMENDED AND RESTATED STOCKHOLDERS AGREEMENT

SIGNATURE PAGE

[Counterpart Signature Page—Second Closing]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of January 20, 2010.

GLOBEIMMUNE, INC.

By:	/s/ Timothy C. Rodell
Timothy C. Rodell, M.D.
Title: President and Chief Executive Officer

INVESTOR:

YED IV, L.P.

By:	Yasuda Enterprise Development Co., Ltd.
its General Partner

By:	/s/ Tsuneo Fujii
Name:	Tsuneo Fujii
Title:	President and Representative Director

FIFTH AMENDED AND RESTATED STOCKHOLDERS AGREEMENT

SIGNATURE PAGE

[Counterpart Signature Page—Third Closing]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of January 28, 2010.

GLOBEIMMUNE, INC.

By:	/s/ Timothy C. Rodell
Timothy C. Rodell, M.D.
Title: President and Chief Executive Officer

INVESTOR:

LILLY VENTURES FUND I LLC

By:	/s/ S. Edward Torres
Name: S. Edward Torres
Title: Managing Director

FIFTH AMENDED AND RESTATED STOCKHOLDERS AGREEMENT

SIGNATURE PAGE

SCHEDULE 1

Richard C. Duke, Ph.D.

Alex Franzusoff, Ph.D.

Donald Bellgrau, Ph.D.

Arthur Pardi

University License Equity Holdings, Inc.

SCHEDULE 2

Kappa Investors LLC c/o Wexford Capital LLC

Wexford Plaza

411 West Putnam Avenue

Greenwich, CT 06830

Attn: Arthur Amron

Wex SP LLC c/o Wexford Capital LLC

Wexford Plaza

411 West Putnam Avenue

Greenwich, CT 06830

Attn: Arthur Amron

HealthCare Ventures VII, L.P.

44 Nassau Street

Princeton, NJ 08542

Attn: Jeffrey B. Steinberg

Sequel Limited Partnership III

4430 Arapahoe Ave., Suite 220

Boulder, CO 80303

Attn: John Greff

Sequel Entrepreneurs’ Fund III, LP

4430 Arapahoe Ave., Suite 220

Boulder, CO 80303

Attn: John Greff

Morgenthaler Partners, VII, L.P.

4430 Arapahoe Ave., Suite 220

Boulder, CO 80303

Attn: Chris Christoffersen

Lilly Ventures Fund I, LLC

15 West Washington Street

South Tower – Suite 1680

Indianapolis, Indiana 42604

Attn: Darren Carroll

Adams Street V, L.P.

c/o Adams Street Partners, LLC

One North Wacker Drive, Suite 2200

Chicago, IL 60606-2807

Attn: Jennifer Friedman

Medica III Investments (International) L.P.

POB 2206 Herzlia Israel 46120

Attn: Ehud Geller

Medica III Investments (Israel) L.P.

POB 2206 Herzlia Israel 46120

Attn: Ehud Geller

Medica III Investments (S.F.) L.P.

POB 2206 Herzlia Israel 46120

Attn: Ehud Geller

Medica III Investments (P.F.) L.P.

POB 2206 Herzlia Israel 46120

Attn: Ehud Geller

Medica III Investments (Israel) (B) L.P.

POB 2206 Herzlia Israel 46120

Attn: Ehud Geller

Poalim Medica III Investments L.P.

POB 2206 Herzlia Israel 46120

Attn: Ehud Geller

Genentech, Inc.

1 DNA Way

South San Francisco, California

94080-4990

Attn: Corporate Secretary, with a copy to Treasurer

Partners Healthcare System Pooled Investment Accounts

101 Merrimac Street, 4th Floor

Boston, Massachusetts 02114

Attn: Michael T. Manning

Biogen Idec MA, Inc.

5200 Research Place

San Diego, California

92122

Attn: John Dunn, with a copy to Michael Phelps

PacLink Bio Management Corp.

16F, 2, Sec.2, TunHwa South Rd.

Taipei, Taiwan

Attn: Chih-Huang Gordon Ho, Ph.D.

Yed Global Lifescience I Partnership

c/o Yasuda Enterprise Development Co., Ltd.

Kojimachi 4chome Kyodo Bldg., 9F

2-7, 4-chome, Kojimachi, Chiyoda-ku

Tokyo 102-0083 Japan

Attn: Ms. Masako Hashimoto

Grand Cathay Venture Capital III Co., Ltd.

3F., No. 245, Tun Hua S. Road, Sec. 1

Taipei 106, Taiwan

Attn: Huey-Shang (Alice) Chen, PhD

Grand Cathay Venture Capital Co., Ltd.

3F., No. 245, Tun Hua S. Road, Sec. 1

Taipei 106, Taiwan

Attn: Huey-Shang (Alice) Chen, PhD

Eminent Venture Capital Corp.

Room A, 28F., No. 7, Sec.5, Xinyi Rd., Xinyi District

Taipei City 110, Taiwan

Attn: Allen Leu

Boston Life Science Venture Corporation

8F, 99, Sec. 2, Tiding Blvd.,

Neihu District

Taipei 114, Taiwan

Attn: Dr. Peter T. K. Wu

Richard King Mellon Foundation

P.O. Box 945

Ligonier, PA 15658

Attn: John Turcik

cc: Douglas L. Sisson

Mellon Family Investment Company V

P.O. Box RKM

Ligonier, PA 15658

Attn: Douglas L. Sisson

cc: John Turcik

Washington Research Foundation

2815 Eastlake Avenue East

Suite 300

Seattle, WA 98102

Attn: Loretta Little

Celgene International, Inc.

86 Morris Avenue

Summit, NJ 07901

Attn: Isaac Ciechanover

          Executive Director, Business Development

cc: Legal Department

BSI SA

Via Peri 23

Ch-6901 Lugano

Switzerland

Attn: Mr. Marco Rinaldi & Ms. Barbara Gandri

Generali Financial Holdings FCP-FIS Sub-Fund 1

Alegro S.a.r.l.

15, rue du Fort Bourbon

L-1249 Luxembourg

Attn: Mr. Manuel Hauser & Mr. HerveSteinbrucker

EXHIBIT A

FORM OF CONFIDENTIALITY AND

NON-COMPETITION AGREEMENT

GLOBEIMMUNE, INC.

EMPLOYEE PROPRIETARY INFORMATION

AND INVENTIONS AGREEMENT

In consideration of my employment or continued employment by GLOBEIMMUNE, INC. (the “Company”), and the compensation now and hereafter paid to me, I hereby agree as follows:

1. NONDISCLOSURE.

1.1 Recognition of Company’s Rights; Nondisclosure. At all times during my employment and thereafter, I will hold in strictest confidence and will not disclose, use, lecture upon or publish any of the Company’s Proprietary Information (defined below), except as such disclosure, use or publication may be required in connection with my work for the Company, or unless an officer of the Company expressly authorizes such in writing. I will obtain Company’s written approval before publishing or submitting for publication any material (written, verbal, or otherwise) that relates to my work at Company and/or incorporates any Proprietary Information. I hereby assign to the Company any rights I may have or acquire in such Proprietary Information and recognize that all Proprietary Information shall be the sole property of the Company and its assigns.

1.2 Proprietary Information. The term “Proprietary Information” shall mean any and all confidential and/or proprietary knowledge, data or information of the Company. By way of illustration but not limitation, the term “Proprietary Information” includes (a) data, results, ideas, processes, techniques, formulae, know-how, improvements, discoveries, developments and designs, (b) tangible and intangible information relating to biological materials such as cell lines, antibodies, tissue samples, proteins, nucleic acids and the like, assays and assay components and media, procedures and formulations for producing any such assays or assay components, and pre-clinical and clinical data, results, developments or experiments, and (c) plans for research, development and new products, marketing and selling information, business plans, budgets and unpublished financial statements, licenses, prices and costs, suppliers and customers, and information regarding the skills and compensation of other employees of the Company.

1.3 Third Party Information. I understand, in addition, that the Company has received and in the future will receive from third parties confidential or proprietary information (“Third Party Information”) subject to a duty on the Company’s part to maintain the confidentiality of such information and to use it only for certain limited purposes. During the term of my employment and thereafter, I will hold Third Party Information in the strictest confidence and will not disclose to anyone (other than Company personnel who need to know such information in connection with their work for the Company) or use, except in connection with my work for the Company, Third Party Information unless expressly authorized by an officer of the Company in writing.

1.4 No Improper Use of Information of Prior Employers and Others. During my employment by the Company I will not improperly use or disclose any confidential information or trade secrets, if any, of any former employer or any other person to whom I have an obligation of confidentiality, and I will not bring onto the premises of the Company any unpublished documents or any property belonging to any former employer or any other person to whom I have an obligation of confidentiality unless consented to in writing by that former employer or person. I will use in the performance of my duties only information which is generally known and used by persons with training and experience comparable to my own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by the Company.

2. ASSIGNMENT OF INVENTIONS.

2.1 Proprietary Rights. The term “Proprietary Rights” shall mean all trade secret, patent, copyright, mask work and other intellectual property rights throughout the world.

2.2 Prior Inventions. Inventions, if any, patented or unpatented, which I made prior to the commencement of my employment with the Company are excluded from the scope of this Agreement. To preclude any possible uncertainty, I have set forth on Exhibit A (Previous Inventions) attached hereto a complete list of all Inventions that I have, alone or jointly with others, conceived, developed or reduced to practice or caused to be conceived, developed or reduced to practice prior to the commencement of my employment with the Company, that I consider to be my property or the property of third parties and that I wish to have excluded from the scope of this Agreement (collectively referred to as “Prior Inventions”). If disclosure of any such Prior Invention

1.

would cause me to violate any prior confidentiality agreement, I understand that I am not to list such Prior Inventions in Exhibit A but am only to disclose a cursory name for each such invention, a listing of the party(ies) to whom it belongs and the fact that full disclosure as to such inventions has not been made for that reason. A space is provided on Exhibit A for such purpose. If no such disclosure is attached, I represent that there are no Prior Inventions. If, in the course of my employment with the Company, I incorporate a Prior Invention into a Company product, process or machine, the Company is hereby granted and shall have a nonexclusive, royalty-free, irrevocable, perpetual, worldwide license (with rights to sublicense through multiple tiers of sublicensees) to make, have made, modify, use and sell such Prior Invention. Notwithstanding the foregoing, I agree that I will not incorporate, or permit to be incorporated, Prior Inventions in any Company Inventions without the Company’s prior written consent.

2.3 Assignment of Inventions. Subject to Sections 2.4, and 2.6, I hereby assign and agree to assign in the future (when any such Inventions or Proprietary Rights are first reduced to practice or first fixed in a tangible medium, as applicable) to the Company all my right, title and interest in and to any and all Inventions (and all Proprietary Rights with respect thereto) whether or not patentable or registrable under copyright or similar statutes, made or conceived or reduced to practice or learned by me, either alone or jointly with others, during the period of my employment with the Company. Inventions assigned to the Company, or to a third party as directed by the Company pursuant to this Section 2, are hereinafter referred to as “Company Inventions.”

2.4 Nonassignable Inventions. I recognize that, in the event of a specifically applicable state law, regulation, rule, or public policy (“Specific Inventions Law”), this Agreement will not be deemed to require assignment of any invention which qualifies fully for protection under a Specific Inventions Law by virtue of the fact that any such invention was, for example, developed entirely on my own time without using the Company’s equipment, supplies, facilities, or trade secrets and neither related to the Company’s actual or anticipated business, research or development, nor resulted from work performed by me for the Company. In the absence of a Specific Inventions Law, the preceding sentence will not apply.

2.5 Obligation to Keep Company Informed. During the period of my employment and for six (6) months after termination of my employment with the Company, I will promptly disclose to the Company fully and in writing all Inventions authored, conceived or reduced to practice by me, either alone or jointly with others. In addition, I will promptly disclose to the Company all patent applications filed by me or on my behalf within a year after termination of employment. At the time of each such disclosure, I will advise the Company in writing of any Inventions that I believe fully qualify for protection under the provisions of a Specific Inventions Law; and I will at that time provide to the Company in writing all evidence necessary to substantiate that belief. The Company will keep in confidence and will not use for any purpose or disclose to third parties without my consent any confidential information disclosed in writing to the Company pursuant to this Agreement relating to Inventions that qualify fully for protection under a Specific Inventions Law. I will preserve the confidentiality of any Invention that does not fully qualify for protection under a Specific Inventions Law.

2.6 Government or Third Party. I also agree to assign all my right, title and interest in and to any particular Company Invention to a third party, including without limitation the United States, as directed by the Company.

2.7 Works for Hire. I acknowledge that all original works of authorship which are made by me (solely or jointly with others) within the scope of my employment and which are protectable by copyright are “works made for hire,” pursuant to United States Copyright Act (17 U.S.C., Section 101).

2.8 Enforcement of Proprietary Rights. I will assist the Company in every proper way to obtain, and from time to time enforce, United States and foreign Proprietary Rights relating to Company Inventions in any and all countries. To that end I will execute, verify and deliver such documents and perform such other acts (including appearances as a witness) as the Company may reasonably request for use in applying for, obtaining, perfecting, evidencing, sustaining and enforcing such Proprietary Rights and the assignment thereof. In addition, I will execute, verify and deliver assignments of such Proprietary Rights to the Company or its designee. My obligation to assist the Company with respect to Proprietary Rights relating to such Company Inventions in any and all countries shall continue beyond the termination of my employment, but the Company shall compensate me at a reasonable rate after my termination for the time actually spent by me at the Company’s request on such assistance.

In the event the Company is unable for any reason, after reasonable effort, to secure my signature on any document needed in connection with the actions specified in the preceding paragraph, I hereby irrevocably designate and appoint the Company and its duly authorized officers and agents as my agent and attorney in fact, which appointment

2.

is coupled with an interest, to act for and in my behalf to execute, verify and file any such documents and to do all other lawfully permitted acts to further the purposes of the preceding paragraph with the same legal force and effect as if executed by me. I hereby waive and quitclaim to the Company any and all claims, of any nature whatsoever, which I now or may hereafter have for infringement of any Proprietary Rights assigned hereunder to the Company.

3. RECORDS. I agree to keep and maintain adequate and current records (in the form of notes, sketches, drawings and in any other form that may be required by the Company) of all Proprietary Information developed by me and all Inventions made by me during the period of my employment at the Company, which records shall be available to and remain the sole property of the Company at all times.

4. ADDITIONAL ACTIVITIES. I agree that during the period of my employment by the Company I will not, without the Company’s express written consent, engage in any employment or business activity which is competitive with, or would otherwise conflict with, my employment by the Company. I agree further that for the period of my employment by the Company and for one (l) year after the date of termination of my employment by the Company I will not, either directly or through others, solicit or attempt to solicit any employee, independent contractor or consultant of the Company to terminate his or her relationship with the Company in order to become an employee, consultant or independent contractor to or for any other person or entity.

5. NO CONFLICTING OBLIGATION. I represent that my performance of all the terms of this Agreement and as an employee of the Company does not and will not breach any agreement to keep in confidence information acquired by me in confidence or in trust prior to my employment by the Company. I have not entered into, and I agree I will not enter into, any agreement either written or oral in conflict herewith.

6. RETURN OF COMPANY DOCUMENTS. When I leave the employ of the Company, I will deliver to the Company any and all drawings, notes, memoranda, specifications, devices, formulas, and documents, together with all copies thereof, and any other material containing or disclosing any Company Inventions, Third Party Information or Proprietary Information of the Company. I further agree that any property situated on the Company’s premises and owned by the Company, including disks and other storage media, filing cabinets or other work areas, is subject to inspection by Company personnel at any time with or without notice. Prior to leaving, I will cooperate with the Company in completing and signing the Company’s termination statement.

7. LEGAL AND EQUITABLE REMEDIES. Because my services are personal and unique and because I may have access to and become acquainted with the Proprietary Information of the Company, the Company shall have the right to enforce this Agreement and any of its provisions by injunction, specific performance or other equitable relief, without bond and without prejudice to any other rights and remedies that the Company may have for a breach of this Agreement.

8. NOTICES. Any notices required or permitted hereunder shall be given to the appropriate party at the address specified below or at such other address as the party shall specify in writing. Such notice shall be deemed given upon personal delivery to the appropriate address or if sent by certified or registered mail, three (3) days after the date of mailing.

9. NOTIFICATION OF NEW EMPLOYER. In the event that I leave the employ of the Company, I hereby consent to the notification of my new employer of my rights and obligations under this Agreement.

10. GENERAL PROVISIONS.

10.1 Governing Law; Consent to Personal Jurisdiction. This Agreement will be governed by and construed according to the laws of the State of Colorado, as such laws are applied to agreements entered into and to be performed entirely within Colorado between Colorado residents. I hereby expressly consent to the personal jurisdiction of the state and federal courts located in Denver County, Colorado for any lawsuit filed there against me by Company arising from or related to this Agreement.

10.2 Severability. In case any one or more of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect the other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. If moreover, any one or more of the provisions contained in this Agreement shall for any reason be held to be excessively broad as to duration, geographical scope, activity or subject, it shall be construed by limiting and reducing it, so as to be enforceable to the extent compatible with the applicable law as it shall then appear.

10.3 Successors and Assigns. This Agreement will be binding upon my heirs, executors, administrators and other legal representatives and will be for the benefit of the Company, its successors, and its assigns.

3.

10.4 Survival. The provisions of this Agreement shall survive the termination of my employment and the assignment of this Agreement by the Company to any successor in interest or other assignee.

10.5 Employment. I agree and understand that nothing in this Agreement shall confer any right with respect to continuation of employment by the Company, nor shall it interfere in any way with my right or the Company’s right to terminate my employment at any time, with or without cause.

10.6 Waiver. No waiver by the Company of any breach of this Agreement shall be a waiver of any preceding or succeeding breach. No waiver by the Company of any right under this Agreement shall be construed as a waiver of any other right. The Company shall not be required to give notice to enforce strict adherence to all terms of this Agreement.

10.7 Entire Agreement. The obligations pursuant to Sections 1 and 2 of this Agreement shall apply to any time during which I was previously employed, or am in the future employed, by the Company as a consultant if no other agreement governs nondisclosure and assignment of inventions during such period. This Agreement is the final, complete and exclusive agreement of the parties with respect to the subject matter hereof and supersedes and merges all prior discussions between us. No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, will be effective unless in writing and signed by the party to be charged. Any subsequent change or changes in my duties, salary or compensation will not affect the validity or scope of this Agreement.

I ACKNOWLEDGE THAT, IN EXECUTING THIS AGREEMENT, I HAVE HAD THE OPPORTUNITY TO SEEK THE ADVICE OF INDEPENDENT LEGAL COUNSEL, AND I HAVE READ AND UNDERSTOOD ALL OF THE TERMS AND PROVISIONS OF THIS AGREEMENT. THIS AGREEMENT SHALL NOT BE CONSTRUED AGAINST ANY PARTY BY REASON OF THE DRAFTING OR PREPARATION HEREOF.

This Agreement shall be effective as of the first day of my employment with the Company, namely:                                                       .

I HAVE READ THIS AGREEMENT CAREFULLY AND UNDERSTAND ITS TERMS. I HAVE COMPLETELY FILLED OUT EXHIBIT A TO THIS AGREEMENT.

Dated:

(Signature)

(Printed Name)

ACCEPTED AND AGREED TO:

GLOBEIMMUNE, INC.

By:	Timothy C. Rodell, M.D.

Signature:

Title:	Chief Executive Officer
1450 Infinite Drive
Louisville, CO 80027
(Address)

Dated:

4.

EXHIBIT A

PREVIOUS INVENTIONS

TO: GlobeImmune, Inc.

FROM:

DATE:

SUBJECT: Previous Inventions

1. Except as listed in Section 2 below, the following is a complete list of all inventions or improvements relevant to the subject matter of my employment by GlobeImmune, Inc. (the “Company”) that have been made or conceived or first reduced to practice by me alone or jointly with others prior to my engagement by the Company:

☐	No inventions or improvements.

☐	See below:

☐	Additional sheets attached.

2. Due to a prior confidentiality agreement, I cannot complete the disclosure under Section 1 above with respect to inventions or improvements generally listed below, the proprietary rights and duty of confidentiality with respect to which I owe to the following party(ies):

	Invention or Improvement	Party(ies)	Relationship

1.

2.

3.

☐ Additional sheets attached.

A-1.

EXHIBIT C

FORM OF MUTUAL NONDISCLOSURE AGREEMENT

THIS MUTUAL NONDISCLOSURE AGREEMENT (this “Agreement”) entered into by and between GLOBEIMMUNE, INC. (the “Company”) and THE OTHER PARTY (“Insert Name of Other Party”) as of             , 200    (the “Effective Date”) to protect the confidentiality of certain confidential information of Company or of Other Party to be disclosed under this Agreement solely for use in evaluating or pursuing a business relationship between Company and Other Party with respect to Company’s products and related technology (the “Permitted Use”). Company and Other Party may be referred to herein individually as a “Party” and collectively as the “Parties.”

1. As used herein, the “Confidential Information” of a Party will mean any and all information disclosed by a Party (the “Disclosing Party”) to the other Party (the “Receiving Party”), which may include, without limitation: (a) patent and patent applications, (b) trade secrets, and (c) proprietary or confidential information, ideas, compounds, complexes, conjugates, extracts, vectors, peptides, proteins, protein sequences, peptide sequences, nucleotide sequences, gene sequences, cell lines, samples, media, chemical compounds, assays, biological materials, techniques, sketches, drawings, works of authorship, models, inventions, know-how, processes, procedures, apparatuses, equipment, algorithms, software programs, software source documents, and formulae related to the current, future, and proposed products and services of each of the parties, such as information concerning research, experimental work, development, design details and specifications, engineering, financial information, procurement requirements, purchasing, manufacturing, customer lists, investors, employees, business and contractual relationships, business forecasts, sales and merchandising, marketing plans, and other information the Disclosing Party provides to the Receiving Party regarding third parties; in all cases whether in oral, written, graphic or electronic form, or by way of demonstrations or models.

2. Subject to Section 4, the Receiving Party agrees at all times and notwithstanding any termination or expiration of this Agreement: (a) to hold in strict confidence and not disclose the Disclosing Party’s Confidential Information or any information derived therefrom to any third party, except as approved in writing by the Disclosing Party, (b) to use the Disclosing Party’s Confidential Information for no purpose other than the Permitted Use, and (c) not to copy, reverse engineer, reverse compile or attempt to derive the composition or underlying information, structure or underlying information, structure or ideas of any of the Disclosing Party’s Confidential Information.

3. The Receiving Party will limit access to the Confidential Information to only those of its employees or authorized representatives having a need to know for the Permitted Use and who (a) have signed confidentiality agreements containing, or are otherwise bound by, confidentiality obligations at least as restrictive as those contained herein, (b) have been informed of the Disclosing Party’s interest in the Confidential Information and the terms of this Agreement, and

(c) have been instructed to treat the Confidential Information of the Disclosing Party as secret and confidential in accordance with the provisions of this Agreement. The Receiving Party agrees to cause its employees or authorized representatives to strictly observe the terms and conditions of this Agreement and otherwise to hold in strict trust and confidence all Confidential Information of the Disclosing Party.

4. The Receiving Party will not have any obligations under this Agreement with respect to a specific portion of the Confidential Information of the Disclosing Party if such Receiving Party can demonstrate with competent evidence that such portion of the Confidential Information:

(a) was in the public domain at the time it was communicated to the Receiving Party;

(b) entered the public domain subsequent to the time it was communicated to the Receiving Party through no fault of the Receiving Party;

(c) was in the Receiving Party’s possession free of any obligation of confidence at the time it was communicated to the Receiving Party; or

(d) was rightfully communicated to the Receiving Party free of any obligation of confidence subsequent to the time it was communicated to the Receiving Party.

5. Notwithstanding the above, the Receiving Party may disclose certain Confidential Information of the Disclosing Party, without violating the obligations of this Agreement, to the extent such disclosure is required by a valid order of a court or other governmental body having competent jurisdiction; provided that the Receiving Party provides the Disclosing Party with reasonable prior written notice of such disclosure and makes a reasonable effort to obtain, or to assist the Disclosing Party in obtaining, a protective order preventing or limiting the disclosure and/or requiring that the Confidential Information so disclosed be used only for the purposes for which the law or regulation required, or for which the order was issued.

6. The Receiving Party shall immediately notify the Disclosing Party upon discovery of any loss or unauthorized disclosure of the Confidential Information of the Disclosing Party.

7. Immediately upon the earlier of: (a) termination or expiration of this Agreement pursuant to Section 11, (b) the Disclosing Party’s written request, or (c) cessation of discussions between the Parties concerning the Permitted Use, the Receiving Party shall return to the Disclosing Party all documents, notes and other tangible materials containing any of the Disclosing Party’s Confidential Information and any and all copies thereof, and the Receiving Party shall certify that it has returned all such Confidential Information by a writing signed by a duly authorized officer of the Receiving Party; provided, however, that the Receiving Party may retain one (1) copy of the Disclosing Party’s Confidential Information solely for its legal archival purposes.

8. Both Parties agree that nothing contained in this Agreement shall be construed as granting any property rights, by license or otherwise, to any Confidential Information disclosed by the other Party pursuant to this Agreement, or to any invention or any patent, copyright, trademark, trade secret, or other intellectual property right that has issued or that may issue, based on such Confidential Information. Neither Party shall make, have made, use or sell for any purpose any product or other item using, incorporating, or derived from any Confidential Information of the other Party.

9. Both Parties acknowledge that neither Party is under any obligation to provide the other Party any Confidential Information. Each Party warrants that it has the right to disclose the information actually disclosed by it under this Agreement. Neither Party makes any representation or warranty as to the accuracy or completeness of the Confidential Information it discloses to the other Party.

10. Confidential Information of the Disclosing Party shall not be reproduced in any form except as required solely to carry out the Permitted Use. Any copy or reproduction of any Confidential Information of the Disclosing Party (in written, graphic, electronic, or other form) by a Receiving Party shall remain at all times the property of the Disclosing Party and shall contain any and all confidential or proprietary notices or legends which appear on the original, unless otherwise authorized in writing by the Disclosing Party.

11. This Agreement shall terminate three (3) years after the Effective Date, unless extended by written agreement of both Parties. This Agreement may be terminated by either Party at any time prior to the expiration of this Agreement with thirty (30) days prior written notice to the other Party. Sections 3 and 5 through 19 (inclusive) shall survive any such expiration or termination of this Agreement and continue for a period of ten (10) years from the date of such termination or expiration.

12. This Agreement will be governed, controlled, interpreted, and defined by and construed in accordance with the laws of the State of Colorado without giving effect to any conflicts of laws principles that require the application of the law of a different state. Any disputes under this Agreement may be brought in the state courts and the Federal courts located in the City and County of Denver, State of Colorado, and the Parties hereby consent to the personal jurisdiction and venue of these courts.

13. Each Party hereby acknowledges and agrees that in the event of any breach of this Agreement, including, without limitation, the actual or threatened disclosure of any of the Confidential Information of either Party without the prior express written consent of the other Party, the other Party will suffer irreparable injury, such that no remedy at law will afford such Party adequate protection against, or appropriate compensation for, such injury. Accordingly, each Party hereby agrees that, in addition to any remedy at law as to which the injured Party may be entitled, the injured Party shall be entitled to specific performance of the injuring Party’s obligations under this Agreement, as well as such further injunctive relief as may be granted by a court of competent jurisdiction. In addition, in the event of any litigation between the Parties, the prevailing Party shall be entitled to reasonable attorneys’ fees and all costs of proceedings incurred in enforcing this Agreement.

14. If any provision of this Agreement is found by a proper authority to be unenforceable or invalid such unenforceability or invalidity shall not render this Agreement unenforceable or invalid as a whole and in such event, such provision shall be changed and interpreted so as to best accomplish the objectives of such unenforceable or invalid provision within the limits of applicable law or applicable court decisions. Any waiver or failure to enforce any provision of this Agreement on one occasion will not be deemed a waiver of any other provision or of such provision on any other occasion.

15. Each Party’s obligations hereunder shall be binding upon such Party’s heirs, successors, and assigns. Neither Party shall assign or delegate its obligations under this Agreement either in whole or in part without the prior written consent of the other Party. Any attempted assignment, delegation, or transfer of this Agreement in violation of the foregoing will be null and void.

16. The Receiving Party shall not export, directly or indirectly, any technical data acquired from the Disclosing Party pursuant to this Agreement or any product utilizing any such data to any country for which the U.S. Government or any agency thereof at the time of export requires an export license or other governmental approval without first obtaining such license or approval.

17. All notices or reports permitted or required under this Agreement shall be in writing and shall be delivered by personal delivery, electronic mail, facsimile transmission or by certified or registered mail, return receipt requested, and shall be deemed given upon personal delivery, five (5) days after deposit in the mail, or upon acknowledgment of receipt of electronic transmission. Notices shall be sent to the addresses set forth at the end of this Agreement or such other address as either Party may specify in writing.

18. This Agreement is the final, complete and exclusive agreement of the Parties with respect to the subject matters hereof and supersedes and merges all prior discussions between the Parties with respect to such matters. This Agreement may not be amended except by a writing signed by both Parties hereto.

19. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute the same instrument.

IN WITNESS WHEREOF, the Parties hereto have caused this Mutual Nondisclosure Agreement to be executed as of the Effective Date.

GLOBEIMMUNE, INC.	INSERT FULL NAME OF OTHER PARTY

By:	By:

Signature:	Signature:

Date:	Date:

Address:	GlobeImmune, Inc.	Address:
1450 Infinite Drive
Louisville, CO 80027

EXHIBIT 10.1

GLOBEIMMUNE, INC.

2002 STOCK INCENTIVE PLAN

Termination Date: December 31, 2012

-i-

	12.4 Publicly Traded Stock	14
	12.5 Legend	14
13.	PARACHUTE LIMITATIONS	15
14.	REQUIREMENTS OF LAW	15
	14.1 General	15
	14.2 Rule 16b-3	16
	14.3 Financial Reports	16
15.	EFFECT OF CHANGES IN CAPITALIZATION	16
	15.1 Changes in Stock	16
	15.2 Reorganization in Which the Corporation Is the Surviving Entity and in Which No Change of Control Occurs	17
	15.3 Reorganization, Sale of Assets or Sale of Stock Which Involves a Change of Control	17
	15.4 Adjustments	18
	15.5 No Limitations on Corporation	18
16.	DURATION AND AMENDMENTS	19
	16.1 Term of the Plan	19
	16.2 Amendment and Termination of the Plan	19
17.	GENERAL PROVISIONS	19
	17.1 Disclaimer of Rights	19
	17.2 Non-exclusivity of the Plan	19
	17.3 Captions	20
	17.4 Other Award Agreement Provisions	20
	17.5 Number and Gender	20
	17.6 Severability	20
	17.7 Governing Law	20
18.	EXECUTION	21

-ii-

GLOBEIMMUNE, INC.

2002 STOCK INCENTIVE PLAN

GlobeImmune, Inc., a Delaware corporation (the “Corporation”), sets forth herein the terms of its 2002 Stock Incentive Plan (the “Plan”) as follows:

1.	PURPOSE

The Plan is intended to enhance the Corporation’s and its Affiliates’ (as defined herein) ability to attract and retain highly qualified officers, directors, key employees, and other persons, and to motivate such officers, directors, key employees, and other persons to serve the Corporation and its Affiliates and to expend maximum effort to improve the business results and earnings of the Corporation, by providing to such officers, directors, key employees and other persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Corporation. To this end, the Plan provides for the grant of stock options and restricted stock in accordance with the terms hereof. Stock Options granted under the Plan may be non-qualified stock options or incentive stock options, as provided herein.

2.	DEFINITIONS

For purposes of interpreting the Plan and related documents (including Award Agreements), the following definitions shall apply:

2.1 “Affiliate” means, with respect to the Corporation, any company or other trade or business that controls, is controlled by or is under common control with the Corporation within the meaning of Rule 405 of Regulation C under the Securities Act, including, without limitation, any Subsidiary.

2.2 “Award Agreement” means the stock option agreement, restricted stock agreement or other written agreement between the Corporation and an Optionee that evidences and sets out the terms and conditions of a Grant.

2.3 “Benefit Arrangement” shall have the meaning set forth in Section 13 hereof.

2.4 “Board” means the Board of Directors of the Corporation.

2.5 “Cause” means, as determined by the Board and unless otherwise provided in an applicable employment agreement with the Corporation or an Affiliate, (i) gross negligence or willful misconduct in connection with the performance of duties; (ii) conviction of a criminal offense (other than minor traffic offenses); or (iii) material breach of any term of any employment, consulting or other services, confidentiality, intellectual property or non-competition agreements, if any, between the Service Provider and the Corporation or an Affiliate.

2.6 “Change of Control” means (i) the dissolution or liquidation of the Corporation or a merger, consolidation, or reorganization of the Corporation with one or more other entities in which the Corporation is not the surviving entity, (ii) a sale of substantially all of the assets of the Corporation to another person or entity, or (iii) any transaction (including without limitation a merger or reorganization in which the Corporation is the surviving entity) which results in any person or entity (other than persons who are shareholders or Affiliates immediately prior to the transaction) owning 50% or more of the combined voting power of all classes of stock of the Corporation.

2.7 “Code” means the Internal Revenue Code of 1986, as now in effect or as hereafter amended.

2.8 “Committee” means a committee of, and designated from time to time by resolution of, the Board, which shall consist of one or more members of the Board.

2.9 “Disability” means the Optionee is unable to perform each of the essential duties of such Optionee’s position by reason of a medically determinable physical or mental impairment which is potentially permanent in character or which can be expected to last for a continuous period of not less than 12 months; provided, however, that, with respect to rules regarding expiration of an Incentive Stock Option following termination of the Optionee’s Service, Disability shall mean the Optionee is unable to engage in any substantial gainful activity by reason of a medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months.

2.10 “Effective Date” means June 5, 2002, the date the Plan is approved by the Board.

2.11 “Exchange Act” means the Securities Exchange Act of 1934, as now in effect or as hereafter amended.

2.12 “Fair Market Value” means the value of a share of Stock, determined as follows: if on the Grant Date or other determination date the Stock is listed on an established national or regional stock exchange, is admitted to quotation on The Nasdaq Stock Market, Inc., or is publicly traded on an established securities market, the Fair Market Value of a share of Stock shall be the closing price of the Stock on such exchange or in such market (if there is more than one such exchange or market the Board shall determine the appropriate exchange or market) on the Grant Date or such other determination date (or if there is no such reported closing price, the Fair Market Value shall be the mean between the highest bid and lowest asked prices or between the high and low sale prices on such trading day) or, if no sale of Stock is reported for such trading day, on the next preceding day on which any sale shall have been reported. If the Stock is not listed on such an exchange, quoted on such system or traded on such a market, Fair Market Value shall be the value of the Stock as determined by the Board in good faith.

2.13 “Family Member” means a person who is a spouse, former spouse, child, stepchild, grandchild, parent, stepparent, grandparent, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother, sister, brother-in-law, or sister-in-law, including adoptive relationships, of the Optionee, any person sharing the Optionee’s household (other than a tenant or employee), a trust in which any one or more these persons have more than fifty percent of the beneficial interest, a foundation in which any one or more of these persons (or the Optionee) control the management of assets, and any other entity in which one or more these persons (or the Optionee) own more than fifty percent of the voting interests; provided, however, that to the extent required by applicable law, the term Family Member shall be limited to a person who is a spouse, former spouse, child, stepchild, grandchild, parent, stepparent, grandparent, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother, sister, brother-in-law, or sister-in-law, including adoptive relationships, of the Optionee or a trust or foundation for the exclusive benefit of any one or more of these persons.

2.14 “Grant” means an award of an Option or Restricted Stock under the Plan.

2.15 “Grant Date” means, as determined by the Board, the latest to occur of (i) the date as of which the Board approves a Grant, (ii) the date on which the recipient of a Grant first becomes eligible to receive a Grant under Section 5 hereof, or (iii) such other date as may be specified by the Board.

2.16 “Incentive Stock Option” means an “incentive stock option” within the meaning of Section 422 of the Code, or the corresponding provision of any subsequently enacted tax statute, as amended from time to time.

2.17 “Non-qualified Stock Option” means a stock option that is not an Incentive Stock Option.

2.18 “Option” means an option to purchase one or more shares of Stock pursuant to the Plan.

2.19 “Option Price” means the purchase price for each share of Stock subject to an Option.

2.20 “Optionee” means a person who receives or holds an Option or Restricted Stock under the Plan.

2.21 “Other Agreement” shall have the meaning set forth in Section 13 hereof.

2.22 “Plan” means this GlobeImmune, Inc. 2002 Stock Incentive Plan.

2.23 “Purchase Price” means the purchase price for each share of Stock pursuant to a Grant of Restricted Stock.

2.24 “Reporting Person” means a person who is required to file reports under Section 16(a) of the Exchange Act.

2.25 “Restricted Stock” means shares of Stock, awarded to an Optionee pursuant to Section 9 hereof, that are subject to restrictions and to a risk of forfeiture.

2.26 “Securities Act” means the Securities Act of 1933, as now in effect or as hereafter amended.

2.27 “Service” means service as an employee, officer, director or other Service Provider of the Corporation or an Affiliate. Unless otherwise stated in the applicable Award Agreement, an Optionee’s change in position or duties shall not result in interrupted or terminated Service, so long as such Optionee continues to be an employee, officer, director or other Service Provider of the Corporation or an Affiliate. Subject to the preceding sentence, whether a termination of Service shall have occurred for purposes of the Plan shall be determined by the Board, which determination shall be final, binding and conclusive.

2.28 “Service Provider” means an employee, officer or director of the Corporation or an Affiliate, or a consultant or adviser currently providing services to the Corporation or an Affiliate; provided that a Service Provider shall not be eligible for a Grant if, at the time of grant, either the offer or the sale of the Corporation’s securities to such Service Provider is not exempt under Rule 701 of the Securities Act (“Rule 701”) because of the nature of the services that the Service Provider is providing to the Corporation, or because the Service Provider is not a natural person, or as otherwise provided by Rule 701, unless the Corporation determines that such grant need not comply with the requirements of Rule 701 and will satisfy another exemption under the Securities Act as well as comply with the securities laws of all other relevant jurisdictions.

2.29 “Stock” means the common stock, no par value per share, of the Corporation.

2.30 “Subsidiary” means any “subsidiary corporation” of the Corporation within the meaning of Section 424(f) of the Code.

2.31 “Ten-Percent Stockholder” means an individual who owns more than ten percent (10%) of the total combined voting power of all classes of outstanding stock of the Corporation, its parent or any of its Subsidiaries. In determining stock ownership, the attribution rules of Section 424(d) of the Code shall be applied.

3.	ADMINISTRATION OF THE PLAN

3.1	Board.

The Board shall have such powers and authorities related to the administration of the Plan as are consistent with the Corporation’s articles of incorporation and bylaws and applicable law. The Board shall have full power and authority to take all actions and to make all determinations required or provided for under the Plan, any Grant or any Award Agreement, and shall have full power and authority to take all such other actions and make all such other determinations not inconsistent with the specific terms and provisions of the Plan that the Board deems to be necessary or appropriate to the administration of the Plan, any Grant or any Award Agreement. All such actions and determinations shall be by the affirmative vote of a majority of the members of the Board present at a meeting or by unanimous consent of the Board executed in writing in accordance with the Corporation’s articles of incorporation and bylaws and applicable law. The interpretation and construction by the Board of any provision of the Plan, any Grant or any Award Agreement shall be final, binding and conclusive. To the extent permitted by law, the Board may delegate its authority under the Plan to a member of the Board or an executive officer of the Corporation who is a member of the Board.

3.2	Committee.

The Board from time to time may delegate to one or more Committees such powers and authorities related to the administration and implementation of the Plan, as set forth in Section 3.1 above and in other applicable provisions, as the Board shall determine, consistent with the articles of incorporation and bylaws of the Corporation and applicable law. In the event that the Plan, any Grant or any Award Agreement entered into hereunder provides for any action to be taken by or determination to be made by the Board, such action may be taken by or such determination may be made by the applicable Committee if the power and authority to do so has been delegated to the Committee by the Board as provided for in Section 3.1. Unless otherwise expressly determined by the Board, any such action or determination by the Committee shall be final, binding and conclusive. To the extent permitted by law, the Committee may delegate its authority under the Plan to a member of the Board or an executive officer of the Corporation who is a member of the Board.

3.3	Grants.

Subject to the other terms and conditions of the Plan, the Board shall have full and final authority to:

(i) designate Grantees,

(ii) determine the type or types of Grants to be made to an Optionee,

(iii) determine the number of shares of Stock to be subject to a Grant,

(iv) establish the terms and conditions of each Grant (including, but not limited to, the Option Price of any Option, the nature and duration of any restriction or condition (or provision for lapse thereof) relating to the vesting, exercise, transfer, or forfeiture of a Grant or the shares of Stock subject thereto, and any terms or conditions that may be necessary to qualify Options as Incentive Stock Options),

(v) prescribe the form of each Award Agreement evidencing a Grant, and

(vi) amend, modify, or supplement the terms of any outstanding Grant.

Such authority specifically includes the authority, in order to effectuate the purposes of the Plan but without amending the Plan, to modify Grants to eligible individuals who are foreign nationals or are individuals who are employed outside the United States to recognize differences in local law, tax policy, or custom. As a condition to any Grant, the Board shall have the right, at its discretion, to require Grantees to return to the Corporation Grants previously awarded under the Plan. Subject to the terms and conditions of the Plan, any such subsequent Grant shall be upon such terms and conditions as are specified by the Board at the time the new Grant is made. The Board shall have the right, in its discretion, to make Grants in substitution or exchange for any other grant under another plan of the Corporation, any Affiliate, or any business entity to be acquired by the Corporation or an Affiliate. The Corporation may retain the right in an Award Agreement to cause a forfeiture of the gain realized by an Optionee on account of actions taken by the Optionee in violation or breach of or in conflict with any non-competition agreement, any agreement prohibiting solicitation of employees or clients of the Corporation or any Affiliate thereof or any confidentiality obligation with respect to the Corporation or any Affiliate thereof or otherwise in competition with the Corporation or any Affiliate thereof, to the extent specified in such Award Agreement applicable to the Optionee. Furthermore, the Corporation may annul a Grant if the Optionee is an employee of the Corporation or an Affiliate thereof and is terminated for Cause as defined in the applicable Award Agreement or the Plan, as applicable.

3.4	Deferral Arrangement.

The Board may permit or require the deferral of any award payment into a deferred compensation arrangement, subject to such rules and procedures as it may establish, which may include provisions for the payment or crediting of interest or dividend equivalents, including converting such credits into deferred Stock equivalents and restricting deferrals to comply with hardship distribution rules affecting 401(k) plans.

3.5	No Liability.

No member of the Board or of the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any Grant or Award Agreement.

4.	STOCK SUBJECT TO THE PLAN

Subject to adjustment as provided in Section 15 hereof and the limitations of the next paragraph relating to Restricted Stock and Incentive Stock Options, the number of shares of Stock available for issuance under the Plan shall be 14,069,719 shares. Stock issued or to be issued under the Plan shall be authorized but unissued shares or, to the extent permitted by applicable law, issued shares that have been reacquired by the Corporation. If any shares covered by a Grant are not purchased or are forfeited, or if a Grant otherwise terminates without delivery of any Stock subject thereto, then the number of shares of Stock counted against the aggregate number of shares available under the Plan with respect to such Grant shall, to the extent of any such forfeiture or termination, again be available for making Grants under the Plan. If the exercise price of any Option granted under the Plan is satisfied by tendering shares of Stock to the Corporation (by either actual delivery or by attestation), only the number of shares of Stock issued net of the shares of Stock tendered shall be deemed delivered for purposes of determining the maximum number of shares of Stock available for delivery under the Plan.

Notwithstanding the preceding paragraph, (a) of the 14,069,719 shares of Stock available for issuance under the Plan, no more than 20 percent (20%) of that amount (or 2,813,943 shares) shall be available for issuance as Restricted Stock, and (b) the maximum number of shares of Stock available for issuance pursuant to Incentive Stock Options is 14,069,719 shares.

5.	GRANT ELIGIBILITY

5.1	Employees and Other Service Providers.

Grants (including Grants of Incentive Stock Options, subject to Section 5.3) may be made under the Plan to any employee, officer or director of, or other Service Provider providing services to, the Corporation or any Affiliate. To the extent required by applicable state law, Grants within certain states may be limited to employees and officers or employees, officers and directors.

5.2	Successive Grants.

An eligible person may receive more than one Grant, subject to such restrictions as are provided herein.

5.3	Limitations on Incentive Stock Options.

An Option shall constitute an Incentive Stock Option only (i) if the Optionee of such Option is an employee of the Corporation or any Subsidiary of the Corporation; (ii) to the extent specifically provided in the related Award Agreement; and (iii) to the extent that the aggregate Fair Market Value (determined at the time the Option is granted) of the shares of Stock with respect to which all Incentive Stock Options held by such Optionee become exercisable for the first time during any calendar year (under the Plan and all other plans of the Optionee’s employer and its affiliates) does not exceed $100,000. This limitation shall be applied by taking Options into account in the order in which they were granted.

6.	AWARD AGREEMENT

Each Grant pursuant to the Plan shall be evidenced by an Award Agreement, in such form or forms as the Board shall from time to time determine, which specifies the number of shares subject to the Grant and provides for adjustment in accordance with Section 15. Award Agreements granted from time to time or at the same time need not contain similar provisions but shall be consistent with the terms of the Plan. Each Award Agreement evidencing a Grant of Options shall specify whether such Options are intended to be Non-qualified Stock Options or Incentive Stock Options, and in the absence of such specification such options shall be deemed Non-qualified Stock Options.

7.	TERMS AND CONDITIONS OF OPTIONS

7.1	Option Price.

The Option Price of each Option shall be fixed by the Board and stated in the Award Agreement evidencing such Option. In the case of an Incentive Stock Option the Option Price shall not be less than the Fair Market Value on the Grant Date of a share of Stock; provided, however, that in the event that an Optionee is a Ten-Percent Stockholder, the Option Price of an Incentive Stock Option granted to such Optionee shall be not less than 110 percent of the Fair Market Value of a share of Stock on the Grant Date. To the extent required by applicable law, in the case of a Non-qualified Stock Option, the Option Price shall be not less than 85 percent of the Fair Market Value on the Grant Date of a share of Stock; provided, however, that in the event that an Optionee is a Ten-Percent Stockholder, the Option Price shall be not less than 110 percent of the Fair Market Value of a share of Stock on the Grant Date. In no case shall the Option Price of any Option be less than the par value of a share of Stock.

7.2	Vesting.

Subject to Sections 7.3 and 15.3 hereof, each Option granted under the Plan shall become exercisable at such times and under such conditions as shall be determined by the Board and stated in the Award Agreement. For purposes of this Section 7.2, fractional numbers of shares of Stock subject to an Option shall be rounded down to the next nearest whole number. To the extent required by applicable law, each Option shall become exercisable no less rapidly than the rate of twenty percent (20%) per year for each of the first five (5) years from the Grant Date based on continued Service. Subject to the preceding sentence, the Board may provide, for example, in the Award Agreement for (i) accelerated exercisability of the Option in the event the Optionee’s Service terminates on account of death, Disability or another event, (ii) expiration of the Option prior to its term in the event of the termination of the Optionee’s Service, (iii) immediate forfeiture of the Option in the event the Optionee’s Service is terminated for Cause or (iv) unvested Options to be exercised subject to the Corporation’s right of repurchase with respect to unvested shares of Stock.

7.3	Term.

Each Option granted under the Plan shall terminate, and all rights to purchase shares of Stock thereunder shall cease, upon the expiration of ten years from the Grant Date, or under such circumstances and on such date prior thereto as is set forth in the Plan or as may be fixed by the Board and stated in the Award Agreement relating to such Option; provided, however, that in the event that the Optionee is a Ten-Percent Stockholder, an Option granted to such Optionee that is intended to be an Incentive Stock Option shall not be exercisable after the expiration of five years from its Grant Date.

7.4	Exercise of Options on Termination of Service.

Each Award Agreement shall set forth the extent to which the Optionee shall have the right to exercise the Option following termination of the Optionee’s Service. Such provisions shall be determined in the sole discretion of the Board, need not be uniform among all Options issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination of Service. Notwithstanding the foregoing, to the extent required by applicable law, each Option shall provide that the Optionee shall have the right to exercise the vested portion of any Option held at termination for at least thirty (30) days following termination of Service with the Corporation for any reason (other than for Cause), and that the Optionee shall have the right to exercise the Option for at least six (6) months if the Optionee’s Service terminates due to death or Disability.

7.5	Limitations on Exercise of Option.

Notwithstanding any other provision of the Plan, in no event may any Option be exercised, in whole or in part, prior to the date the Plan is approved by the shareholders of the Corporation, or after ten years following the Grant Date, or after the occurrence of an event referred to in Section 15 hereof which results in termination of the Option.

7.6	Exercise Procedure.

An Option that is exercisable may be exercised by the Optionee’s delivery to the Corporation of written notice of exercise on any business day, at the Corporation’s principal office, on the form specified by the Corporation. Such notice shall specify the number of shares of Stock with respect to which the Option is being exercised and shall be accompanied by payment in full of the Option Price of the shares for which the Option is being exercised. The minimum number of shares of Stock with respect to which an Option may be exercised, in whole or in part, at any time shall be the lesser of (i) 100 shares or such lesser number set forth in the applicable Award Agreement and (ii) the maximum number of shares available for purchase under the Option at the time of exercise. The Option Price shall be payable in a form described in Section 10. Withholding taxes shall be payable in a form described in Section 11.

7.7	Right of Holders of Options.

Unless otherwise stated in the applicable Award Agreement, an individual holding or exercising an Option shall have none of the rights of a shareholder (for example, the right to cash or dividend payments or distributions attributable to the subject shares of Stock or to direct the voting of shares of Stock) until the shares of Stock covered thereby are fully paid and issued to such individual.

7.8	Delivery of Stock Certificates.

Promptly after the exercise of an Option by an Optionee and the payment in full of the Option Price and any applicable tax withholding amounts, such Optionee shall be entitled to the issuance of a stock certificate or certificates evidencing such Optionee’s ownership of the shares of Stock purchased upon such exercise of the Option.

8.	TRANSFERABILITY OF OPTIONS

8.1	Transferability of Options.

Except as provided in Section 8.2, during the lifetime of, only the Optionee (or, in the event of legal incapacity or incompetency, the Optionee’s guardian or legal representative) may exercise an Option. Except as provided in Section 8.2, no Option shall be assignable or transferable by the Optionee to whom it is granted, other than by will or the laws of descent and distribution.

8.2	Family Transfers.

If authorized in the applicable Award Agreement, an Optionee may transfer, not for value, all or part of an Option that is not an Incentive Stock Option to any Family Member. For the purpose of this Section 8.2, a “not for value” transfer is a transfer which is (i) a gift, (ii) a transfer under a domestic relations order in settlement of marital property rights; or (iii) unless applicable law does not permit such transfers, a transfer to an entity in which more than fifty percent of the voting interests are owned by Family Members (or the Optionee) in exchange for an interest in that entity. Following a transfer under this Section 8.2, any such Option shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer, and shares of Stock acquired pursuant to the Option shall be subject to the same restrictions on transfer of shares as would have applied to the Optionee. Subsequent transfers of transferred Options are prohibited except to Family Members of the original Optionee in accordance with this Section 8.2 or by will or the laws of descent and distribution. The events of termination of Service under an Option shall continue to be applied with respect to the original Optionee, following which the Option shall be exercisable by the transferee only to the extent, and for the periods specified in the applicable Award Agreement, and the shares may be subject to repurchase by the Corporation or its assignee.

9.	RESTRICTED STOCK

9.1	Grant of Restricted Stock.

The Board may from time to time grant Restricted Stock to persons eligible to receive Grants under Section 5 hereof, subject to such restrictions, conditions and other terms as the Board may determine.

9.2	Restrictions.

At the time a Grant of Restricted Stock is made, the Board shall establish a restriction period applicable to such Restricted Stock. Each Grant of Restricted Stock may be subject to a different restriction period. The Board may, in its sole discretion, at the time a Grant of Restricted Stock is made, prescribe conditions that must be satisfied prior to the expiration of the restriction period, including the satisfaction of corporate or individual performance objectives or continued Service, in order that all or any portion of the Restricted Stock shall vest. To the extent required by applicable law, the vesting restrictions applicable to a Grant of Restricted Stock shall lapse no less rapidly than the rate of twenty percent (20%) per year for each of the first five (5) years from the Grant Date, based on continued Service.

The Board also may, in its sole discretion, shorten or terminate the restriction period or waive any of the conditions applicable to all or a portion of the Restricted Stock. The Restricted Stock may not be sold, transferred, assigned, pledged or otherwise encumbered or disposed of during the restriction period or prior to the satisfaction of any other conditions prescribed by the Board with respect to such Restricted Stock.

9.3	Restricted Stock Certificates.

The Corporation shall issue, in the name of each Optionee to whom Restricted Stock has been granted, stock certificates representing the total number of shares of Restricted Stock granted to the Optionee, as soon as reasonably practicable after the Grant Date. The Board may provide in an Award Agreement that either (i) the Secretary of the Corporation shall hold such certificates for the Optionee’s benefit until such time as the Restricted Stock is forfeited to the Corporation, or the restrictions lapse, or (ii) such certificates shall be delivered to the Optionee, provided, however, that such certificates shall bear a legend or legends that complies with the applicable securities laws and regulations and makes appropriate reference to the restrictions imposed under the Plan and the Award Agreement.

9.4	Rights of Holders of Restricted Stock.

Unless the Board otherwise provides in an Award Agreement, holders of Restricted Stock shall have the right to vote such Stock and the right to receive any dividends declared or paid with respect to such Stock. The Board may provide that any dividends paid on Restricted Stock must be reinvested in shares of Stock, which may or may not be subject to the same vesting conditions and restrictions applicable to such Restricted Stock. All distributions, if any, received by an Optionee with respect to Restricted Stock as a result of any stock split, stock dividend, combination of shares, or other similar transaction shall be subject to the restrictions applicable to the original Grant.

9.5	Termination of Service.

Unless otherwise provided by the Board in the applicable Award Agreement, upon the termination of an Optionee’s Service with the Corporation or an Affiliate, any shares of Restricted Stock held by such Optionee that have not vested, or with respect to which all applicable restrictions and conditions have not lapsed, shall immediately be deemed forfeited, or, if provided in the applicable Award Agreement, shall be subject to repurchase by the Corporation on the terms and conditions set forth therein. Upon forfeiture of Restricted Stock, the Optionee shall have no further rights with respect to such Grant, including but not limited to any right to vote Restricted Stock or any right to receive dividends with respect to shares of Restricted Stock.

9.6	Purchase and Delivery of Stock.

The Optionee shall be required to purchase the Restricted Stock from the Corporation at a Purchase Price equal to the greater of (i) the aggregate par value of the shares of Stock represented by such Restricted Stock or (ii) the Purchase Price, if any, specified in the Award Agreement relating to such Restricted Stock. The Purchase Price shall be payable in a form described in Section 10 or, in the discretion of the Board, in consideration for past Services rendered to the Corporation or an Affiliate. To the extent required by applicable law, the Purchase Price of a share of Restricted Stock shall be not less than 85 percent of the Fair Market Value on the Grant Date of a share of Stock; provided, however, that in the event that the Optionee is a Ten-Percent Stockholder, the Purchase Price shall be not less than 100 percent of the Fair Market Value on the Grant Date of a share of Stock.

Upon the expiration or termination of the restriction period and the satisfaction of any other conditions prescribed by the Board, having properly paid the Purchase Price, the restrictions applicable to shares of Restricted Stock shall lapse, and, unless otherwise provided in the Award Agreement, a stock certificate for such shares shall be delivered, free of all such restrictions, to the Optionee or the Optionee’s beneficiary or estate, as the case may be.

10.	FORM OF PAYMENT

10.1	General Rule.

Payment of the Option Price for the shares purchased pursuant to the exercise of an Option or the Purchase Price for Restricted Stock shall be made in cash or in cash equivalents acceptable to the Corporation.

10.2	Surrender of Stock.

To the extent the Award Agreement so provides, payment of the Option Price for shares purchased pursuant to the exercise of an Option or the Purchase Price for Restricted Stock may be made all or in part through the tender to the Corporation of shares of Stock, which shares, if acquired from the Corporation, shall have been held for at least six months at the time of tender and which shall be valued, for purposes of determining the extent to which the Option Price or Purchase Price has been paid thereby, at their Fair Market Value on the date of exercise.

10.3	Cashless Exercise.

With respect to an Option only (and not with respect to Restricted Stock), to the extent the Award Agreement so provides and the shares of Stock have become publicly traded, payment of the Option Price for shares purchased pursuant to the exercise of an Option may be made all or in part by delivery (on a form acceptable to the Board) of an irrevocable direction to a licensed securities broker acceptable to the Corporation to sell shares of Stock and to deliver all or part of the sales proceeds to the Corporation in payment of the Option Price and any withholding taxes described in Section 11.

10.4	Promissory Note.

To the extent the Award Agreement so provides, payment of the Option Price for shares purchased pursuant to the exercise of an Option or the Purchase Price for Restricted Stock may be made all or in part with a full recourse promissory note executed by the Optionee. The interest rate and other terms and conditions of such note shall be determined by the Board. The Board may require that the Optionee pledge the Stock subject to the Grant for the purpose of securing payment of the note. In no event shall stock certificate(s) representing the Stock be released to the Optionee until such note is paid in full.

11.	WITHHOLDING TAXES

The Corporation or any Affiliate, as the case may be, shall have the right to deduct from payments of any kind otherwise due to an Optionee any Federal, state, or local taxes of any kind required by law to be withheld with respect to the issuance of, vesting of, or other lapse of restrictions applicable to, Restricted Stock, or upon the issuance of any shares of Stock upon the exercise of an Option. At the time of such issuance, vesting, lapse, or exercise, the Optionee shall pay to the Corporation or Affiliate, as the case may be, any amount that the Corporation or Affiliate may reasonably determine to be necessary to satisfy such withholding obligation. Subject to the prior approval of the Corporation or the Affiliate, which may be withheld by the Corporation or the Affiliate, as the case may be, in its sole discretion, the Optionee may elect to satisfy such obligations, in whole or in part, (i) by causing the Corporation or the Affiliate to withhold shares of Stock otherwise issuable to the Optionee or (ii) by delivering to the Corporation or the Affiliate shares of Stock already owned by the Optionee. The shares of Stock so delivered or withheld shall have an aggregate Fair Market Value equal to such withholding obligations. The Fair Market Value of the shares of Stock used to satisfy such withholding obligation shall be determined by the Corporation or the Affiliate as of the date that the amount of tax to be withheld is to be determined. A Optionee who has made an election pursuant to this Section 11 may satisfy his or her withholding obligation only with shares of Stock that are not subject to any repurchase, forfeiture, unfulfilled vesting, or other similar requirements.

12.	RESTRICTIONS ON TRANSFER OF SHARES OF STOCK

12.1	Right of First Refusal.

Subject to Section 12.4 below, an Optionee (or such other individual who is entitled to exercise an Option or otherwise acquire shares pursuant to a Grant under the terms of this Plan) shall not sell, pledge, assign, gift, transfer, or otherwise dispose of any shares of Stock acquired pursuant to a Grant to any person or entity without first offering such shares to the Corporation for purchase on the same terms and conditions as those offered the proposed transferee. The Corporation may assign its right of first refusal under this Section 12.1 in whole or in part, to (1) any holder of stock or other securities of the Corporation (a “Stockholder”), (2) any Affiliate or (3) any other person or entity that the Board determines has a sufficient relationship with or interest in the Corporation. The Corporation shall give reasonable written notice to the Optionee of any such assignment of its rights. The restrictions of this Section 12.1 apply to any person to whom Stock that was originally acquired pursuant to a Grant is sold, pledged, assigned, bequeathed, gifted, transferred or otherwise disposed of, without regard to the number of such subsequent transferees or the manner in which they acquire the Stock, but the restrictions of this Section 12.1 do not apply to a transfer of Stock that occurs as a result of the death of the Optionee or of any subsequent transferee (but shall apply to the executor, the administrator or personal representative, the estate, and the legatees, beneficiaries and assigns thereof).

12.2	Repurchase and Other Rights.

Stock issued upon exercise of an Option or pursuant to the Grant of Restricted Stock may be subject to such right of repurchase or other transfer restrictions as the Board may determine, consistent with applicable law. Any such additional restriction shall be set forth in the Award Agreement.

12.3	Installment Payments.

12.3.1	General Rule.

In the case of any purchase of Stock or an Option under this Section 12, the Corporation or its permitted assignee may pay the Optionee, transferee of the Option or other registered owner of the Stock the purchase price in three or fewer annual installments. Interest shall be credited on the installments at the applicable federal rate (as determined for purposes of Section 1274 of the Code) in effect on the date on which the purchase is made. The Corporation or its permitted assignee shall pay at least one-third of the total purchase price each year, plus interest on the unpaid balance, with the first payment being made on or before the 60th day after the purchase.

12.3.2	Exception in the Case of Stock Repurchase Right.

If an Award Agreement authorizes, upon the Optionee’s termination of Service, the repurchase of shares of Stock acquired by the Optionee pursuant to the exercise of an Option or under a Grant of Restricted Stock, to the extent required by applicable law, payment shall be made in cash or by cancellation of indebtedness within the later of 90 days from the date of termination of Service or 90 days from the date of exercise or purchase, as the case may be.

12.4	Publicly Traded Stock.

If the Stock is listed on an established national or regional stock exchange or is admitted to quotation on The Nasdaq Stock Market, Inc., or is publicly traded in an established securities market, the foregoing transfer restrictions of Sections 12.1 and 12.2 (but not the Company’s right of repurchase, if any, of unvested Restricted Stock pursuant to Section 9.3 upon an Optionee’s termination of Service) shall terminate as of the first date that the Stock is so listed, quoted or publicly traded.

12.5	Legend.

In order to enforce the restrictions imposed upon shares of Stock under this Plan or as provided in an Award Agreement, the Board may cause a legend or legends to be placed on any certificate representing shares issued pursuant to this Plan that complies with the applicable securities laws and regulations and makes appropriate reference to the restrictions imposed under it.

13.	PARACHUTE LIMITATIONS

Notwithstanding any other provision of this Plan or of any other agreement, contract, or understanding heretofore or hereafter entered into by an Optionee with the Corporation or any Affiliate, except an agreement, contract, or understanding hereafter entered into that expressly modifies or excludes application of this paragraph (an “Other Agreement”), and notwithstanding any formal or informal plan or other arrangement for the direct or indirect provision of compensation to the Optionee (including groups or classes of participants or beneficiaries of which the Optionee is a member), whether or not such compensation is deferred, is in cash, or is in the form of a benefit to or for the Optionee (a “Benefit Arrangement”), if the Optionee is a ‘disqualified individual,’ as defined in Section 280G(c) of the Code, any Options or Restricted Stock held by that Optionee and any right to receive any payment or other benefit under this Plan shall not become exercisable or vested (i) to the extent that such right to exercise, vesting, payment, or benefit, taking into account all other rights, payments, or benefits to or for the Optionee under this Plan, all Other Agreements, and all Benefit Arrangements, would cause any payment or benefit to the Optionee under this Plan to be considered a ‘parachute payment’ within the meaning of Section 280G(b)(2) of the Code as then in effect (a “Parachute Payment”) and (ii) if, as a result of receiving a Parachute Payment, the aggregate after-tax amounts received by the Optionee from the Corporation under this Plan, all Other Agreements, and all Benefit Arrangements would be less than the maximum after-tax amount that could be received by the Optionee without causing any such payment or benefit to be considered a Parachute Payment. In the event that the receipt of any such right to exercise, vesting, payment, or benefit under this Plan, in conjunction with all other rights, payments, or benefits to or for the Optionee under any Other Agreement or any Benefit Arrangement would cause the Optionee to be considered to have received a Parachute Payment under this Plan that would have the effect of decreasing the after-tax amount received by the Optionee as described in clause (ii) of the preceding sentence, then the Optionee shall have the right, in the Optionee’s sole discretion, to designate those rights, payments, or benefits under this Plan, any Other Agreements, and any Benefit Arrangements that should be reduced or eliminated so as to avoid having the payment or benefit to the Optionee under this Plan be deemed to be a Parachute Payment.

14.	REQUIREMENTS OF LAW

14.1	General.

The Corporation shall not be required to sell or issue any shares of Stock under any Grant if the sale or issuance of such shares would constitute a violation by the Optionee, any other individual exercising a right emanating from such Grant, or the Corporation of any provision of any law or regulation of any governmental authority, including without limitation any federal or state securities laws or regulations. If at any time the Corporation shall determine, in its discretion, that the listing, registration or qualification of any shares subject to a Grant upon any securities exchange or under any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the issuance or purchase of shares hereunder, no shares of Stock may be issued or sold to the Optionee or any other individual exercising an Option pursuant to such Grant unless such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Corporation, and any delay caused thereby shall in no way affect the date of termination of the Grant. Specifically, in connection with the Securities Act, upon the exercise of any right emanating from such Grant or the delivery of any shares of Restricted Stock, unless a registration statement under the Securities Act is in effect with respect to the shares of Stock covered by such Grant, the Corporation shall not be required to sell or issue such shares unless the Board has received evidence satisfactory to it that the Optionee or any other individual exercising an Option may acquire such shares pursuant to an exemption from registration under the Securities Act. Any determination in this connection by the Board shall be final, binding, and conclusive. The Corporation may, but shall in no event be obligated to, register any securities covered hereby pursuant to the Securities Act. The Corporation shall not be obligated to take any affirmative action in order to cause the exercise of an Option or the issuance of shares of Stock pursuant to the Plan to comply with any law or regulation of any governmental authority. As to any jurisdiction that expressly imposes the requirement that an Option shall not be exercisable until the shares of Stock covered by such Option are registered or are exempt from registration, the exercise of such Option (under circumstances in which the laws of such jurisdiction apply) shall be deemed conditioned upon the effectiveness of such registration or the availability of such an exemption.

14.2	Rule 16b-3.

During any time when the Corporation has a class of equity security registered under Section 12 of the Exchange Act, it is the intent of the Corporation that Grants pursuant to the Plan and the exercise of Options granted hereunder will qualify for the exemption provided by Rule 16b-3 under the Exchange Act. To the extent that any provision of the Plan or action by the Board does not comply with the requirements of Rule 16b-3, it shall be deemed inoperative to the extent permitted by law and deemed advisable by the Board, and shall not affect the validity of the Plan. In the event that Rule 16b-3 is revised or replaced, the Board may exercise its discretion to modify this Plan in any respect necessary to satisfy the requirements of, or to take advantage of any features of, the revised exemption or its replacement.

14.3	Financial Reports.

To the extent required by applicable law, not less often than annually, the Corporation shall furnish to Grantees summary financial information including a balance sheet regarding the Corporation’s financial condition and results of operations, unless such Grantees have duties with the Corporation that assure them access to equivalent information. Such financial statements need not be audited.

15.	EFFECT OF CHANGES IN CAPITALIZATION

15.1	Changes in Stock.

The number of shares for which Grants of Options and Restricted Stock may be made under the Plan shall be proportionately increased or decreased for any increase or decrease in the number of shares of Stock on account of any recapitalization, reclassification, stock split, reverse split, combination of shares, exchange of shares, stock dividend or other distribution payable in capital stock, or for any other increase or decrease in such shares effected without receipt of consideration by the Corporation occurring after the Effective Date ( any such event hereafter referred to as a “Corporate Event”). In addition, subject to the exception set forth in the last sentence of Section 15.4, the number of shares for which Grants are outstanding shall be proportionately increased or decreased for any increase or decrease in the number of shares of Stock on account of any Corporate Event. Any such adjustment in outstanding Options shall not change the aggregate Option Price payable with respect to shares that are subject to the unexercised portion of an Option outstanding but shall include a corresponding proportionate adjustment in the Option Price per share. The conversion of any convertible securities of the Corporation shall not be treated as an increase in shares effected without receipt of consideration. In the event of any distribution to the Corporation’s stockholders of securities of any other entity or other assets (other than dividends payable in cash or stock of the Corporation) without receipt of consideration by the Corporation, the Corporation may, in such manner as the Corporation deems appropriate, adjust (i) the number and kind of shares subject to outstanding Awards and/or (ii) the exercise price of outstanding Options to reflect such distribution.

15.2	Reorganization in Which the Corporation Is the Surviving Entity and in Which No Change of Control Occurs.

Subject to the exception set forth in the last sentence of Section 15.4, if the Corporation shall be the surviving entity in any reorganization, merger, or consolidation of the Corporation with one or more other entities and in which no Change of Control occurs, any Grant theretofore made pursuant to the Plan shall pertain to and apply solely to the common stock shares to which a holder of the number of shares of Stock subject to such Grant would have been entitled immediately following such reorganization, merger, or consolidation, and in the case of Options, with a corresponding proportionate adjustment of the Option Price per share so that the aggregate Option Price thereafter shall be the same as the aggregate Option Price of the shares remaining subject to the Option immediately prior to such reorganization, merger, or consolidation. Subject to any contrary language in an Award Agreement evidencing a Grant of Restricted Stock, any restrictions applicable to such Restricted Stock shall apply as well to any replacement shares received by the Optionee as a result of the reorganization, merger or consolidation.

15.3	Reorganization, Sale of Assets or Sale of Stock Which Involves a Change of Control.

Subject to the exceptions set forth in the last sentence of this Section 15.3 and the last sentence of Section 15.4, (i) upon the occurrence of a Change of Control, all outstanding shares of Restricted Stock held by an Optionee whose Service has not yet terminated shall be deemed to have vested, and, with the exception of such restrictions imposed under Section 12, all restrictions and conditions applicable to such shares of Restricted Stock held by an Optionee whose Service has not yet terminated shall be deemed to have lapsed, immediately prior to the occurrence of such Change of Control, and (ii) either of the following two actions shall be taken: (A) fifteen days prior to the scheduled consummation of a Change of Control, all Options outstanding hereunder held by an Optionee whose Service has not yet terminated shall become immediately exercisable and shall remain exercisable for a period of fifteen days, or (B) the

Board may elect, in its sole discretion, to cancel any outstanding Grants that are vested (whether pursuant to this Section 15.3 or otherwise) and pay or deliver, or cause to be paid or delivered, to the holder thereof an amount in cash or securities having a value (as determined by the Board acting in good faith), in the case of Restricted Stock, equal to the formula or fixed price per share paid to holders of shares of Stock and, in the case of Options, equal to the product of the number of shares of Stock subject to the Option (the “Option Shares”) multiplied by the amount, if any, by which (I) the formula or fixed price per share paid to holders of shares of Stock pursuant to such transaction exceeds (II) the Option Price applicable to such Option Shares. With respect to the Corporation’s establishment of an exercise window, (i) any exercise of an Option during such fifteen-day period shall be conditioned upon the consummation of the event and shall be effective only immediately before the consummation of the event, and (ii) upon consummation of any Change of Control the Plan, and all outstanding but unexercised Options shall terminate. The Board shall send written notice of an event that will result in such a termination to all individuals who hold Options not later than the time at which the Corporation gives notice thereof to its shareholders. This Section 15.3 shall not apply to any Change of Control to the extent that provision is made in writing in connection with such Change of Control for the assumption or continuation of the Options and Restricted Stock theretofore granted, or for the substitution for such Options and Restricted Stock for new common stock options and new common stock restricted stock relating to the stock of a successor entity, or a parent or subsidiary thereof, with appropriate adjustments as to the number of shares (disregarding any consideration that is not common stock) and option prices, in which event the Plan and Options and Restricted Stock theretofore granted shall continue in the manner and under the terms so provided.

15.4	Adjustments.

Adjustments under Section 15 related to shares of Stock or securities of the Corporation shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. No fractional shares or other securities shall be issued pursuant to any such adjustment, and any fractions resulting from any such adjustment shall be eliminated in each case by rounding downward to the nearest whole share. The Board may provide in the Award Agreements at the time of Grant, or any time thereafter with the consent of the Optionee, for different provisions to apply to a Grant in place of those described in Sections 15.1, 15.2 and 15.3.

15.5	No Limitations on Corporation.

The making of Grants pursuant to the Plan shall not affect or limit in any way the right or power of the Corporation to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure or to merge, consolidate, dissolve, or liquidate, or to sell or transfer all or any part of its business or assets.

16.	DURATION AND AMENDMENTS

16.1	Term of the Plan.

The Effective Date of this Plan is the date of its adoption by the Board, subject to the approval of the Plan by the Corporation’s stockholders. In the event that the stockholders fail to approve the Plan within twelve (12) months after its adoption by the Board, any Grants already made shall be null and void, and no additional Grants shall be made after such date. The Plan shall terminate automatically on December 31, 2012.

16.2	Amendment and Termination of the Plan.

The Board may, at any time and from time to time, amend, suspend, or terminate the Plan as to any shares of Stock as to which Grants have not been made. An amendment to the Plan shall be contingent on approval of the Corporation’s stockholders only to the extent required by applicable law, regulations or rules. No Grants shall be made after the termination of the Plan. No amendment, suspension, or termination of the Plan shall, without the consent of the Optionee, alter or impair rights or obligations under any Grant theretofore awarded under the Plan.

17.	GENERAL PROVISIONS

17.1	Disclaimer of Rights

No provision in the Plan or in any Grant or Award Agreement shall be construed to confer upon any individual the right to remain in the employ or service of the Corporation or any Affiliate, or to interfere in any way with any contractual or other right or authority of the Corporation either to increase or decrease the compensation or other payments to any individual at any time, or to terminate any employment or other relationship between any individual and the Corporation or any Affiliate. The obligation of the Corporation to pay any benefits pursuant to this Plan shall be interpreted as a contractual obligation to pay only those amounts described herein, in the manner and under the conditions prescribed herein. The Plan shall in no way be interpreted to require the Corporation to transfer any amounts to a third party trustee or otherwise hold any amounts in trust or escrow for payment to any participant or beneficiary under the terms of the Plan.

17.2	Non-exclusivity of the Plan

Neither the adoption of the Plan nor the submission of the Plan to the shareholders of the Corporation for approval shall be construed as creating any limitations upon the right and authority of the Board to adopt such other incentive compensation arrangements (which arrangements may be applicable either generally to a class or classes of individuals or specifically to a particular individual or particular individuals) as the Board in its discretion determines desirable, including, without limitation, the granting of stock options otherwise than under the Plan.

17.3	Captions

The use of captions in this Plan or any Award Agreement is for the convenience of reference only and shall not affect the meaning of any provision of the Plan or such Award Agreement.

17.4	Other Award Agreement Provisions

Each Grant awarded under the Plan may contain such other terms and conditions not inconsistent with the Plan as may be determined by the Board, in its sole discretion.

17.5	Number and Gender

With respect to words used in this Plan, the singular form shall include the plural form, the masculine gender shall include the feminine gender, etc., as the context requires.

17.6	Severability

If any provision of the Plan or any Award Agreement shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction.

17.7	Governing Law

The validity and construction of this Plan and the instruments evidencing the Grants awarded hereunder shall be governed by the laws of the State of Colorado other than any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Plan and the instruments evidencing the Grants awarded hereunder to the substantive laws of any other jurisdiction.

* * * * * * *

18.	EXECUTION

To record adoption of the Plan by the Board as of June 5, 2002, and approval of the Plan by the stockholders on June 5, 2002, the Corporation has caused its authorized officer to execute the Plan.

GLOBEIMMUNE, INC.

/s/ Richard C. Duke
Richard C. Duke President and Chief Executive Officer

EXHIBIT 10.1.1

GLOBEIMMUNE, INC.

2002 STOCK INCENTIVE PLAN

INCENTIVE STOCK OPTION AGREEMENT(1)

GLOBEIMMUNE, INC., a Delaware corporation (the “Corporation”), hereby grants an option to purchase shares of its Common Stock, $.001 par value, (the “Stock”) to the optionee named below (the “Optionee”). The terms and conditions of the option are set forth in this cover sheet, in the attachment and in the Corporation’s 2002 Stock Incentive Plan (the “Plan”).

Grant Date:
Name of Optionee:
Optionee’s Social Security Number:
Number of Shares Covered by Option:
Option Price per Share:	$
Vesting Start Date:
Expiration Date:

Vesting Schedule:	[As determined by the Board]

Payment:	By one or a combination of the following items (described in the Stock Option Agreement):
• By Cash or check
• Pursuant to a Regulation T Program if the shares are publicly traded
• By delivery of already-owned shares

By signing this cover sheet, you agree to all of the terms and conditions described in the attached Agreement and in the Plan, a copy of which is also attached. You acknowledge that you have carefully reviewed the Plan, and agree that the Plan will control in the event any provision of this Agreement should appear to be inconsistent.

OPTIONEE:	GLOBEIMMUNE, INC.

Timothy C. Rodell, M.D.
President and Chief Executive Officer

[1]

If this is an Incentive Stock Option, it (plus your other outstanding incentive stock options) cannot be first exercisable for more than $100,000 in value (measured by exercise price) in any calendar year. Any excess over $100,000 is a Non-Qualified Stock Option.

1.

GLOBEIMMUNE, INC.

2002 STOCK INCENTIVE PLAN

INCENTIVE STOCK OPTION AGREEMENT

1. Incentive Stock Option. This option is intended to be an incentive stock option under Section 422 of the Internal Revenue Code (the “Code”) and will be interpreted accordingly. If you cease to be an employee of the Company, its Parent, a Subsidiary or an Affiliate (“Employee”) but continue to provide Service, this option will be deemed a nonstatutory stock option on the 90th day after you cease to be an Employee. In addition, to the extent that all or part of this option exceeds the $100,000 rule of Section 422(d) of the Code, this option or the lesser excess part will be deemed to be a nonstatutory stock option.

2. The Plan. The text of the Plan is incorporated in this Agreement by reference. Certain capitalized terms used in this Agreement, but not defined in this Agreement, are defined in the Plan, and have the meanings set forth in the Plan.

This Agreement and the Plan constitute the entire understanding between you and the Company regarding this option. Any prior agreements, commitments or negotiations concerning this option are superseded.

3. Vesting. The shares of Stock under this option will vest over a four-year period, as indicated below.

•

Twenty-five percent (25%) of the Stock vests on the first anniversary of the vesting start date (“Anniversary Date”), provided you have been in Service throughout this period. Thereafter, 1/36th of the remaining Seventy-five percent (75%) of the Stock vests at the end of each month that you remain in Service.

The resulting aggregate number of vested shares will be rounded to the nearest whole number, and you cannot vest in more than the number of shares covered by this option. The option may be exercised, in whole or in part, to purchase a whole number of shares of not less than one hundred (100) shares, unless the number of shares purchased is the total number available for purchase under the option.

Notwithstanding the foregoing vesting schedule, in the event of a Change of Control, prior to expiration of this option or any option substituted for that option in the Change of Control, and at a time when your Service has terminated for the Company, any unvested stock covered by this option shall become fully and immediately vested on your Involuntary Termination Date. You will experience an “Involuntary Termination Date” on your employment termination date, if your Service is terminated by the Company or its successor (other than for Cause) within eighteen (18) months of the date of consummation of a Change of Control of the Company.

In the event that a Change of Control causes: (a) a reduction in your base salary; (b) a change in the location of your normal place of work to a location more than a forty (40) mile

2.

radius from such normal location, and such change (i) increases the length of your normal commute to work or (ii) requires you to relocate your principal residence (as requested by the Company); or (c) a material diminution in your position or responsibilities with the Company, from those which you held immediately prior to the Change of Control, then you may, upon written notice to the Company, elect to treat such event as a termination without Cause for the purpose of acceleration of the vesting of your shares as set forth herein; provided that you in fact terminate your Service with the Company.

No additional shares of Stock will vest after your Service has terminated for any reason.

4. Term. Your option will expire in any event at the close of business at Company headquarters on the day before the 10-year anniversary of the Grant Date, as shown on the cover sheet. Your option will expire earlier if your Service terminates, as described below.

5. Regular Termination. If your Service terminates for any reason, other than death, Disability or Cause, then your option will expire at the close of business at Company headquarters on the ninetieth (90th) day after your termination date.

6. Termination for Cause. If your Service is terminated for Cause, then you shall immediately forfeit all rights to your option and the option shall immediately expire.

7. Death. If your Service terminates because of your death, then your option will expire at the close of business at Company headquarters on the date twelve (12) months after the date of death. During that 12-month period, your estate or heirs may exercise the vested portion of your option.

In addition, if you die during the 90-day period in which the exercise of the vested portion of your option is allowed following a regular termination, as described above (i.e., a termination of your Service not on account of your death, Disability or for Cause), and a vested portion of your option has not yet been exercised, then your option will instead expire on the date twelve (12) months after your termination date. In such a case, during the period following your death up to the date twelve (12) months after your termination date, your estate or heirs may exercise the vested portion of your option.

8. Disability. If your Service terminates because of your Disability, then your option will expire at the close of business at Company headquarters on the date twelve (12) months after your termination date.

9. Leaves of Absence. For purposes of this option, your Service does not terminate when you go on a bona fide employee leave of absence that was approved by the Company in writing, if the terms of the leave provide for continued Service crediting, or when continued Service crediting is required by applicable law. However, your Service will be treated as terminating ninety (90) days after you went on employee leave, unless your right to return to active work is guaranteed by law or by a contract. Your Service terminates in any event when the approved leave ends unless you immediately return to active employee work.

The Board determines, in its sole discretion, which leaves of absence count for this purpose, and when your Service terminates for all purposes under the Plan.

3.

10. Notice of Exercise. When you wish to exercise this option, you must notify the Company by filing the proper Notice of Exercise form attached hereto as Exhibit A at the address given on the form. Your notice must specify how many shares you wish to purchase (in a parcel of at least one hundred (100) shares generally). Your notice must also specify how your shares of Stock should be registered (in your name only or in your and your spouse’s names as joint tenants with right of survivorship). The notice will be effective when it is received by the Company.

If someone else wants to exercise this option after your death, that person must prove to the Board’s satisfaction that he or she is entitled to do so.

11. Form of Payment. When you submit your Notice of Exercise, you must include payment of the option price for the shares you are purchasing. Payment may be made in one (or a combination) of the following forms:

•	Cash, your personal check, a cashier’s check, a money order or another cash equivalent acceptable to the Company.

•

Shares of Stock which have already been owned by you for more than six (6) months and which are surrendered to the Company. The value of the shares, determined as of the effective date of the option exercise, will be applied to the option price.

•

To the extent a public market for the Stock exists as determined by the Company, by delivery (on a form prescribed by the Company) of an irrevocable direction to a licensed securities broker acceptable to the Company to sell Stock and to deliver all or part of the sale proceeds to the Company in payment of the aggregate option price and any withholding taxes.

12. Withholding Taxes. You will not be allowed to exercise this option unless you make acceptable arrangements to pay any withholding or other taxes that may be due as a result of the option exercise or sale of Stock acquired under this option. In the event that the Company determines that any federal, state, local or foreign tax or withholding payment is required relating to the exercise or sale of shares arising from this grant, the Company shall have the right to require such payments from you, or withhold such amounts from other payments due to you from the Company or any Affiliate.

13. Transfer of Option. During your lifetime, only you (or, in the event of your legal incapacity or incompetency, your guardian or legal representative) may exercise the option. You cannot transfer or assign this option. For instance, you may not sell this option or use it as security for a loan. If you attempt to do any of these things, this option will immediately become invalid. You may, however, dispose of this option in your will or it may be transferred upon your death by the laws of descent and distribution.

Regardless of any marital property settlement agreement, the Company is not obligated to honor a notice of exercise from your spouse, nor is the Company obligated to recognize your spouse’s interest in your option in any other way.

4.

14. Market Stand-off Agreement. In connection with any underwritten public offering by the Company of its equity securities pursuant to an effective registration statement filed under the Securities Act, including the Company’s IPO, you agree not to sell, make any short sale of, loan, hypothecate, pledge, grant any option for the purchase of, or otherwise dispose or transfer for value or agree to engage in any of the foregoing transactions with respect to any shares of Stock without the prior written consent of the Company or its underwriters, for such period of time after the effective date of such registration statement as may be requested by the Company or the underwriters (not to exceed one hundred-eighty (180) days in length).

15. Investment Representation. If the sale of Stock under the Plan is not registered under the Securities Act, but an exemption is available which requires an investment or other representation, you shall represent and agree at the time of exercise that you are acquiring the Stock upon exercise of this option for investment, and not with a view to the sale or distribution thereof, and shall make any other representations as are deemed necessary or appropriate by the Company and its counsel.

16. The Company’s Right of First Refusal. If you propose to sell, pledge or otherwise transfer to a third party any Stock acquired upon exercise of your options under this Agreement, or any interest in such Stock, the Company shall have the “Right of First Refusal” with respect to all (and not less than all) of such shares of Stock. If you desire to transfer Stock acquired under this Agreement, you must give a written transfer notice to the Company describing fully the proposed transfer, including the number of shares proposed to be transferred, the proposed transfer price and the name and address of the proposed transferee (“Transfer Notice”).

The Transfer Notice shall be signed both by you and by the proposed new transferee and must constitute a binding commitment of both parties to the transfer of the shares. The Company shall have the right to purchase all, and not less than all, of the shares of Stock on the terms of the proposal described in the Transfer Notice (subject, however, to any change in such terms permitted in the next paragraph). The Company must notify you in writing of its intent to exercise its Right of First Refusal within thirty (30) days after the date when the Transfer Notice was received by the Company.

If the Company fails to exercise its Right of First Refusal within thirty (30) days after the date it received the Transfer Notice, you may, not later than ninety (90) days following the Company’s receipt of the Transfer Notice, conclude a transfer of the Stock only on the terms and conditions described in the Transfer Notice. Any proposed transfer on terms and conditions different from those described in the Transfer Notice, as well as any subsequent proposed transfer by you, shall again be subject to the Right of First Refusal and shall require compliance with the procedure described in the paragraph above.

If the Company exercises its Right of First Refusal, the sale of the Stock to the Company shall occur on the terms set forth in the Transfer Notice within sixty (60) days after the date the Company received the Transfer Notice (or within such longer period as may have been specified in the Transfer Notice); provided, however, that if under the Transfer Notice payment for the Stock was to be made in a form other than lawful money paid at the time of transfer, the Company shall have the option of paying for the Stock with lawful money equal to the present value of the consideration described in the Transfer Notice.

5.

If the Company purchases any Stock under this Right of First Refusal, the Company may, at its option, pay you the purchase price in three or fewer annual installments. Interest shall be credited on the outstanding unpaid installments at the applicable federal rate (as determined for purposes of Section 1274 of the Code) in effect on the date on which the purchase is made. The Company shall pay at least one third (1/3) of the total purchase price each year, plus interest on the unpaid balance, with the first payment being made on or before the sixtieth (60th) day after the purchase.

The Company’s rights under this subsection shall be freely assignable, in whole or in part, shall inure to the benefit of its successors and assigns and shall be binding upon any transferee of the shares of Stock.

The Company’s Right of First Refusal shall terminate if the Stock is listed on an established national or regional stock exchange, is admitted for quotation on the National Association of Securities Dealers Automated Quotation System, or is publicly traded in an established securities market.

17. Forfeiture of Rights. If you should take actions in competition with the Company, all or a portion of your rights under this Agreement may be forfeited by you at the discretion of the Company, including, but not limited to:

(a) a forfeiture of any outstanding option; and

(b) for the twenty-four (24) month period commencing twelve (12) months prior to your termination of Service with the Company and ending twelve (12) months following such termination of Service: (i) a forfeiture of any gain recognized by you upon the exercise of an option; or (ii) a forfeiture of any Stock acquired by you upon the exercise of an option (but the Company will pay you the option price without interest).

Unless otherwise specified in an employment or other agreement between the Company and you, you take actions in competition with the Company if you directly or indirectly, own, manage, operate, join or control, or participate in the ownership, management, operation or control of, or are a proprietor, director, officer, stockholder, member, partner or an employee or agent of, or a consultant to any business, firm, corporation, partnership or other entity which competes with any business in which the Company or any of its Affiliates is engaged during your employment or other relationship with the Company or its Affiliates or at the time of your termination of Service. Under the prior sentence, ownership of less than one percent (1%) of the securities of a public company shall not be treated as an action in competition with the Company.

18. Right to Repurchase Stock Acquired upon Exercise of Options. Following termination of your Service for any reason, the Company shall have the right to purchase all of those shares of Stock that you have or will acquire upon exercise of this option pursuant to this section of the Agreement. If the Company exercises its right to purchase the shares, the Company will notify you of its intention to purchase such shares. The Company will consummate the purchase within one (1) year (or ninety (90) days to the extent required by applicable law) of your termination of Service or, in the case of Stock acquired after your termination of Service, within one (1) year (or ninety (90) days to the extent required by applicable law) of the date of exercise.

6.

The purchase price shall be the Fair Market Value of the shares on the date of your termination of Service if the Company exercises its right to purchase such shares either (i) within ninety (90) days of your termination of Service, or (ii) within ninety (90) days of the date of your exercise of the option following termination of Service. Otherwise, the purchase price shall be the Fair Market Value of the shares on the date the Company gives you notice of its intent to exercise its right to purchase the shares.

The Company’s rights of repurchase shall terminate if the Stock is listed on an established national or regional stock exchange, is admitted for quotation on the National Association of Securities Dealers Automated Quotation System, or is publicly traded in an established securities market.

19. No Employment Agreement. Neither your option nor this Agreement gives you the right to be retained by the Company (or any Parent, Subsidiaries or Affiliates) in any capacity. The description of vesting schedules in this Agreement in units of years or months shall not be construed as guaranteeing you any term of employment to the end of any such period of time or for any period of time. The Company (and any Parent, Subsidiaries or Affiliates) reserves the right to terminate your Service at any time and for any reason.

20. Shareholder Rights. You, or your estate or heirs, have no rights as a shareholder of the Company until you exercise your right to purchase Stock under this Agreement and the Company issues a certificate to you representing the shares acquired upon the exercise of your option. No adjustments to the number of shares you are entitled to acquire under this option will be made for dividends or other rights if the applicable record date occurs before your stock certificate is issued, except as described in the Plan.

21. Adjustments. In the event of a stock split, a stock dividend or a similar change in the Stock, the number of shares covered by this option and the option price per share may be adjusted (and rounded down to the nearest whole number) pursuant to the Plan. Your option shall be subject to the terms of any agreement of merger, liquidation or reorganization in the event the Company is subject to such corporate activity.

22. Legends. All certificates representing the Stock issued upon exercise of this option shall, where applicable, contain substantially the following legends:

“THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER AND OPTIONS TO PURCHASE SUCH SHARES SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE REGISTERED HOLDER, OR HIS OR HER PREDECESSOR IN INTEREST. A COPY OF SUCH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY AND WILL BE FURNISHED UPON WRITTEN REQUEST TO THE SECRETARY OF THE COMPANY BY THE HOLDER OF RECORD OF THE SHARES REPRESENTED BY THIS CERTIFICATE.

7.

THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND MAY NOT BE SOLD, PLEDGED, OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION OR QUALIFICATION THEREOF UNDER SUCH ACT AND SUCH APPLICABLE STATE OR OTHER JURISDICTION’S SECURITIES LAWS OR AN OPINION OF COUNSEL, SATISFACTORY TO THE COMPANY AND ITS COUNSEL, THAT SUCH REGISTRATION AND QUALIFICATION IS NOT REQUIRED.”

23. Applicable Law. This Agreement will be interpreted and enforced under the laws of the State of Colorado (other than any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Agreement to the substantive law of another jurisdiction) except that the Delaware General Corporation Law shall govern as to corporate law.

24. Other Agreements. You agree, as a condition of the grant of this option, that in connection with the exercise of the option, you will execute such document(s) as necessary to become a party to any shareholder agreement or voting trust as the Company may require.

25. Certain Dispositions. So that the Company can comply with its tax reporting obligations, if you sell or otherwise dispose of Stock acquired upon exercise of this option following termination of the Company’s Right of First Refusal and sooner than the one-year anniversary of the date you acquired the Stock, then you agree to notify the Company in writing of the date of sale or disposition, the number of shares of Stock sold or disposed of and the sale price per share within thirty (30) days of such sale or disposition.

By signing the cover sheet of this Agreement, you agree to all of the terms and conditions described above and in the Plan.

8.

EXHIBIT A

GLOBEIMMUNE, INC.

2002 STOCK INCENTIVE PLAN

NOTICE OF EXERCISE

NOTICE OF EXERCISE

The undersigned hereby gives Notice to GlobeImmune, Inc. (the “Company”) of the desire to purchase shares of Common Stock of the Company pursuant to an Incentive Stock Option Agreement.

1.	Exercise of Option.

Name:

Date:

Shares to be Exercised:

Price:

2.	Delivery of Payment. Purchaser herewith delivers to the Company the full purchase price for the Shares as follows. (Check all that apply and complete as appropriate. The total payment must equal the purchase price of the Shares.)

☐	cash in the amount of $ .

☐	check in the amount of $ .

☐	by surrender of shares owned and held for more than six months with a value of $ represented by certificate number .

3.	Share Registration. The Shares are to be registered (Check one only):

☐	in Purchaser’s name, or

☐	in Purchaser’s name and the name of Purchaser’s spouse, as joint tenants with right of survivorship

Purchaser’s spouse’s name:

Purchaser’s spouse’s Social Security No.:

Name

Social Security No.:

Address:

Company’s Use:
Date Received
Official’s Initials

EXHIBIT 10.1.2

GLOBEIMMUNE, INC.

2002 STOCK INCENTIVE PLAN

NON-QUALIFIED STOCK OPTION AGREEMENT

GLOBEIMMUNE, INC., a Delaware corporation (the “Corporation”), hereby grants an option to purchase shares of its Common Stock, $.001 par value, (the “Stock”) to the optionee named below (the “Optionee”). The terms and conditions of the option are set forth in this cover sheet, in the attachment and in the Corporation’s 2002 Stock Incentive Plan (the “Plan”).

Grant Date:

Name of Optionee:

Optionee’s Social Security Number:

Number of Shares Covered by Option:

Option Price per Share:	$

Vesting Start Date:

Expiration Date:

Vesting Schedule:	[As determined by the Board]

Payment:	By one or a combination of the following items (described in the Stock Option Agreement):
• By Cash or check
• Pursuant to a Regulation T Program if the shares are publicly traded
• By delivery of already-owned shares

By signing this cover sheet, you agree to all of the terms and conditions described in the attached Agreement and in the Plan, a copy of which is also attached. You acknowledge that you have carefully reviewed the Plan, and agree that the Plan will control in the event any provision of this Agreement should appear to be inconsistent.

OPTIONEE:	GLOBEIMMUNE, INC.

Timothy C. Rodell, M.D.
President and Chief Executive Officer

This is neither a stock certificate nor a negotiable instrument.

GLOBEIMMUNE, INC.

2002 STOCK INCENTIVE PLAN

NON-QUALIFIED STOCK OPTION AGREEMENT

1. Non-qualified Stock Option. This option is not intended to be an incentive stock option under Section 422 of the Internal Revenue Code (the “Code”) and will be interpreted accordingly.

2. The Plan. The text of the Plan is incorporated in this Agreement by reference. Certain capitalized terms used in this Agreement, but not defined in this Agreement, are defined in the Plan, and have the meanings set forth in the Plan.

This Agreement and the Plan constitute the entire understanding between you and the Company regarding this option. Any prior agreements, commitments or negotiations concerning this option are superseded.

3. Vesting.

•	The shares of Stock under this option will vest over a four-year period, in twenty-four (24) equal monthly installments.

The resulting aggregate number of vested shares will be rounded to the nearest whole number, and you cannot vest in more than the number of shares covered by this option. The option may be exercised, as and when vested, in whole or in part, to purchase a whole number of shares of not less than one hundred (100) shares, unless the number of shares purchased is the total number available for purchase under the option.

Notwithstanding the foregoing vesting schedule, in the event of a Change of Control, prior to expiration of this option or any option substituted for this Option in the Change of Control, and at a time when your Service has terminated for the Company or its successor, any unvested stock covered by this option shall become fully and immediately vested on your Involuntary Termination Date. You will experience an “Involuntary Termination Date” on your employment termination date, if your Service is terminated by the Company or its successor (other than for Cause) within eighteen (18) months of the date of consummation of a Change of Control of the Company.

In the event that a Change of Control causes: (a) a reduction in your base salary; (b) a change in the location of your normal place of work to a location more than a forty (40) mile radius from such normal location, and such change (i) increases the length of your normal commute to work or (ii) requires you to relocate your principal residence (as requested by the Company); or (c) a material diminution in your position or responsibilities with the Company, from those which you held immediately prior to the Change of Control, then you may, upon written notice to the Company, elect to treat such event as a termination without Cause for the purpose of acceleration of the vesting of your shares as set forth herein; provided that you in fact terminate your Service with the Company.

2.

No additional shares of Stock will vest after your Service has terminated for any reason.

4. Term. Your option will expire in any event at the close of business at Company headquarters on the day before the 10-year anniversary of the Grant Date, as shown on the cover sheet. Your option will expire earlier if your Service terminates, as described below.

5. Termination for Cause. If your Service is terminated for Cause, then you shall immediately forfeit all rights to your option and the option shall immediately expire.

6. Notice of Exercise. When you wish to exercise this option, you must notify the Company by filing the proper Notice of Exercise form attached hereto as Exhibit A at the address given on the form. Your notice must specify how many shares you wish to purchase (in a parcel of at least one hundred (100) shares generally). Your notice must also specify how your shares of Stock should be registered (in your name only or in your and your spouse’s names as joint tenants with right of survivorship). The notice will be effective when it is received by the Company.

If someone else wants to exercise this option after your death, that person must prove to the Board’s satisfaction that he or she is entitled to do so.

7. Form of Payment. When you submit your Notice of Exercise, you must include payment of the option price for the shares you are purchasing. Payment may be made in one (or a combination) of the following forms:

•	Cash, your personal check, a cashier’s check, a money order or another cash equivalent acceptable to the Company.

•

Shares of Stock which have already been owned by you for more than six (6) months and which are surrendered to the Company. The value of the shares, determined as of the effective date of the option exercise, will be applied to the option price.

•

To the extent a public market for the Stock exists as determined by the Company, by delivery (on a form prescribed by the Company) of an irrevocable direction to a licensed securities broker acceptable to the Company to sell Stock and to deliver all or part of the sale proceeds to the Company in payment of the aggregate option price and any withholding taxes.

8. Withholding Taxes. You will not be allowed to exercise this option unless you make acceptable arrangements to pay any withholding or other taxes that may be due as a result of the option exercise or sale of Stock acquired under this option. In the event that the Company determines that any federal, state, local or foreign tax or withholding payment is required relating to the exercise or sale of shares arising from this grant, the Company shall have the right to require such payments from you, or withhold such amounts from other payments due to you from the Company or any Affiliate.

9. Transfer of Option. During your lifetime, only you (or, in the event of your legal incapacity or incompetency, your guardian or legal representative) may exercise the option. You cannot transfer or assign this option. For instance, you may not sell this option or use it as

3.

security for a loan. If you attempt to do any of these things, this option will immediately become invalid. You may, however, dispose of this option in your will or it may be transferred upon your death by the laws of descent and distribution.

Regardless of any marital property settlement agreement, the Company is not obligated to honor a notice of exercise from your spouse, nor is the Company obligated to recognize your spouse’s interest in your option in any other way.

10. Market Stand-off Agreement. In connection with any underwritten public offering by the Company of its equity securities pursuant to an effective registration statement filed under the Securities Act, including the Company’s IPO, you agree not to sell, make any short sale of, loan, hypothecate, pledge, grant any option for the purchase of, or otherwise dispose or transfer for value or agree to engage in any of the foregoing transactions with respect to any shares of Stock without the prior written consent of the Company or its underwriters, for such period of time after the effective date of such registration statement as may be requested by the Company or the underwriters (not to exceed one hundred-eighty (180) days in length).

11. Investment Representation. If the sale of Stock under the Plan is not registered under the Securities Act, but an exemption is available which requires an investment or other representation, you shall represent and agree at the time of exercise that you are acquiring the Stock upon exercise of this option for investment, and not with a view to the sale or distribution thereof, and shall make any other representations as are deemed necessary or appropriate by the Company and its counsel.

12. The Company’s Right of First Refusal. If you propose to sell, pledge or otherwise transfer to a third party any Stock acquired upon exercise of your options under this Agreement, or any interest in such Stock, the Company shall have the “Right of First Refusal” with respect to all (and not less than all) of such shares of Stock. If you desire to transfer Stock acquired under this Agreement, you must give a written transfer notice to the Company describing fully the proposed transfer, including the number of shares proposed to be transferred, the proposed transfer price and the name and address of the proposed transferee (“Transfer Notice”).

The Transfer Notice shall be signed both by you and by the proposed new transferee and must constitute a binding commitment of both parties to the transfer of the shares. The Company shall have the right to purchase all, and not less than all, of the shares of Stock on the terms of the proposal described in the Transfer Notice (subject, however, to any change in such terms permitted in the next paragraph). The Company must notify you in writing of its intent to exercise its Right of First Refusal within thirty (30) days after the date when the Transfer Notice was received by the Company.

If the Company fails to exercise its Right of First Refusal within thirty (30) days after the date it received the Transfer Notice, you may, not later than ninety (90) days following the Company’s receipt of the Transfer Notice, conclude a transfer of the Stock only on the terms and conditions described in the Transfer Notice. Any proposed transfer on terms and conditions different from those described in the Transfer Notice, as well as any subsequent proposed transfer by you, shall again be subject to the Right of First Refusal and shall require compliance with the procedure described in the paragraph above.

4.

If the Company exercises its Right of First Refusal, the sale of the Stock to the Company shall occur on the terms set forth in the Transfer Notice within sixty (60) days after the date the Company received the Transfer Notice (or within such longer period as may have been specified in the Transfer Notice); provided, however, that if under the Transfer Notice payment for the Stock was to be made in a form other than lawful money paid at the time of transfer, the Company shall have the option of paying for the Stock with lawful money equal to the present value of the consideration described in the Transfer Notice.

If the Company purchases any Stock under this Right of First Refusal, the Company may, at its option, pay you the purchase price in three or fewer annual installments. Interest shall be credited on the outstanding unpaid installments at the applicable federal rate (as determined for purposes of Section 1274 of the Code) in effect on the date on which the purchase is made. The Company shall pay at least one third (1/3) of the total purchase price each year, plus interest on the unpaid balance, with the first payment being made on or before the sixtieth (60th) day after the purchase.

The Company’s rights under this subsection shall be freely assignable, in whole or in part, shall inure to the benefit of its successors and assigns and shall be binding upon any transferee of the shares of Stock.

The Company’s Right of First Refusal shall terminate if the Stock is listed on an established national or regional stock exchange, is admitted for quotation on the National Association of Securities Dealers Automated Quotation System, or is publicly traded in an established securities market.

13. Forfeiture of Rights. If you should take actions in competition with the Company, all or a portion of your rights under this Agreement may be forfeited by you at the discretion of the Company, including, but not limited to:

(a) a forfeiture of any outstanding option; and

(b) for the twenty-four (24) month period commencing twelve (12) months prior to your termination of Service with the Company and ending twelve (12) months following such termination of Service: (i) a forfeiture of any gain recognized by you upon the exercise of an option; or (ii) a forfeiture of any Stock acquired by you upon the exercise of an option (but the Company will pay you the option price without interest).

Unless otherwise specified in an employment or other agreement between the Company and you, you take actions in competition with the Company if you directly or indirectly, own, manage, operate, join or control, or participate in the ownership, management, operation or control of, or are a proprietor, director, officer, stockholder, member, partner or an employee or agent of, or a consultant to any business, firm, corporation, partnership or other entity which competes with any business in which the Company or any of its Affiliates is engaged during your employment or other relationship with the Company or its Affiliates or at the time of your termination of Service. Under the prior sentence, ownership of less than one percent (1%) of the securities of a public company shall not be treated as an action in competition with the Company.

5.

14. Right to Repurchase Stock Acquired upon Exercise of Options. Following termination of your Service for any reason, the Company shall have the right to purchase all of those shares of Stock that you have or will acquire upon exercise of this option. If the Company exercises its right to purchase the shares, the Company will notify you of its intention to purchase such shares. The Company will consummate the purchase within one (1) year (or ninety (90) days to the extent required by applicable law) of your termination of Service or, in the case of Stock acquired after your termination of Service, within one (1) year (or ninety (90) days to the extent required by applicable law) of the date of exercise.

The purchase price shall be the Fair Market Value of the shares on the date of your termination of Service if the Company exercises its right to purchase such shares either (i) within ninety (90) days of your termination of Service, or (ii) within ninety (90) days of the date of your exercise of the option following termination of Service. Otherwise, the purchase price shall be the Fair Market Value of the shares on the date the Company gives you notice of its intent to exercise its right to purchase the shares.

The Company’s rights of repurchase shall terminate if the Stock is listed on an established national or regional stock exchange, is admitted for quotation on the National Association of Securities Dealers Automated Quotation System, or is publicly traded in an established securities market.

15. No Employment Agreement. Neither your option nor this Agreement gives you the right to be retained by the Company (or any Parent, Subsidiaries or Affiliates) in any capacity. The description of vesting schedules in this Agreement in units of years or months shall not be construed as guaranteeing you any term of employment to the end of any such period of time or for any period of time. The Company (and any Parent, Subsidiaries or Affiliates) reserves the right to terminate your Service at any time and for any reason.

16. Shareholder Rights. You, or your estate or heirs, have no rights as a shareholder of the Company until you exercise your right to purchase Stock under this Agreement and the Company issues a certificate to you representing the shares acquired upon the exercise of your option. No adjustments to the number of shares you are entitled to acquire under this option will be made for dividends or other rights if the applicable record date occurs before your stock certificate is issued, except as described in the Plan.

17. Adjustments. In the event of a stock split, a stock dividend or a similar change in the Stock, the number of shares covered by this option and the option price per share may be adjusted (and rounded down to the nearest whole number) pursuant to the Plan. Your option shall be subject to the terms of any agreement of merger, liquidation or reorganization in the event the Company is subject to such corporate activity.

18. Legends. All certificates representing the Stock issued upon exercise of this option shall, where applicable, contain substantially the following legends:

“THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER AND OPTIONS TO PURCHASE

6.

SUCH SHARES SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE REGISTERED HOLDER, OR HIS OR HER PREDECESSOR IN INTEREST. A COPY OF SUCH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY AND WILL BE FURNISHED UPON WRITTEN REQUEST TO THE SECRETARY OF THE COMPANY BY THE HOLDER OF RECORD OF THE SHARES REPRESENTED BY THIS CERTIFICATE.

THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND MAY NOT BE SOLD, PLEDGED, OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION OR QUALIFICATION THEREOF UNDER SUCH ACT AND SUCH APPLICABLE STATE OR OTHER JURISDICTION’S SECURITIES LAWS OR AN OPINION OF COUNSEL, SATISFACTORY TO THE COMPANY AND ITS COUNSEL, THAT SUCH REGISTRATION AND QUALIFICATION IS NOT REQUIRED.”

19. Applicable Law. This Agreement will be interpreted and enforced under the laws of the State of Colorado (other than any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Agreement to the substantive law of another jurisdiction) except that the Delaware General Corporation Law shall govern as to corporate law.

20. Other Agreements. You agree, as a condition of the grant of this option, that in connection with the exercise of the option, you will execute such document(s) as necessary to become a party to any shareholder agreement or voting trust as the Company may require.

21. Certain Dispositions. So that the Company can comply with its tax reporting obligations, if you sell or otherwise dispose of Stock acquired upon exercise of this option following termination of the Company’s Right of First Refusal and sooner than the one-year anniversary of the date you acquired the Stock, then you agree to notify the Company in writing of the date of sale or disposition, the number of shares of Stock sold or disposed of and the sale price per share within thirty (30) days of such sale or disposition.

By signing the cover sheet of this Agreement, you agree to all of the terms and conditions described above and in the Plan.

7.

EXHIBIT A

GLOBEIMMUNE, INC.

2002 STOCK INCENTIVE PLAN

NOTICE OF EXERCISE

The undersigned hereby gives Notice to GlobeImmune, Inc. (the “Company”) of the desire to purchase shares of Common Stock of the Company pursuant to a Non-qualified Stock Option Agreement.

1.	Exercise of Option.

Name:

Date:

Shares to be Exercised:

Price:

2.      Delivery of Payment. Purchaser herewith delivers to the Company the full purchase price for the Shares as follows. (Check all that apply and complete as appropriate. The total payment must equal the purchase price of the Shares.)

☐	cash in the amount of $ .

☐	check in the amount of $ .

☐	by surrender of shares owned and held for more than six months with a value of $ represented by certificate number .

3.	Share Registration. The Shares are to be registered (Check one only):

☐	in Purchaser’s name, or

☐	in Purchaser’s name and the name of Purchaser’s spouse, as joint tenants with right of survivorship

Purchaser’s spouse’s name:

Purchaser’s spouse’s Social Security No.:

Name

Social Security No.:

Address:

Company’s Use:

Date Received

Official’s Initials

Exhibit 10.2

GLOBEIMMUNE, INC.

2012 EQUITY INCENTIVE PLAN

ADOPTED BY THE BOARD OF DIRECTORS: [—], 2012

APPROVED BY THE STOCKHOLDERS: [—], 2012

1.	GENERAL.

(a) Successor to and Continuation of Prior Plan. The Plan is intended as the successor to and continuation of the GlobeImmune, Inc. 2002 Stock Incentive Plan (the “Prior Plan”). Following the Effective Date, no additional stock awards may be granted under the Prior Plan. Any shares remaining available for issuance pursuant to the exercise of options or issuance or settlement of stock awards not previously granted under the Prior Plan as of the Effective Date (the “Prior Plan’s Available Reserve”) will cease to be available under the Prior Plan at such time and will be added to the Share Reserve (as further described in Section 3(a) below) and be then immediately available for issuance pursuant to Stock Awards granted hereunder. In addition, from and after the Effective Date, all outstanding stock awards granted under the Prior Plan will remain subject to the terms of the Prior Plan; provided, however, that any shares subject to outstanding stock awards granted under the Prior Plan that (i) expire or terminate for any reason prior to exercise or settlement; (ii) are forfeited because of the failure to meet a contingency or condition required to vest such shares or repurchased at the original issuance price; or (iii) are reacquired, withheld (or not issued) to satisfy a tax withholding obligation in connection with an award (the “Returning Shares”) will immediately be added to the Share Reserve (as further described in Section 3(a) below) as and when such shares become Returning Shares, and become available for issuance pursuant to Awards granted hereunder. All Awards granted on or after the Effective Date of this Plan will be subject to the terms of this Plan.

(b) Eligible Award Recipients. Employees, Directors and Consultants are eligible to receive Awards.

(c) Available Awards. The Plan provides for the grant of the following types of Awards: (i) Incentive Stock Options, (ii) Nonstatutory Stock Options, (iii) Stock Appreciation Rights (iv) Restricted Stock Awards, (v) Restricted Stock Unit Awards, (vi) Performance Stock Awards, (vii) Performance Cash Awards, and (viii) Other Stock Awards.

(d) Purpose. The Plan, through the granting of Awards, is intended to help the Company secure and retain the services of eligible award recipients, provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate and provide a means by which the eligible recipients may benefit from increases in value of the Common Stock.

2.	ADMINISTRATION.

(a) Administration by Board. The Board will administer the Plan. The Board may delegate administration of the Plan to a Committee or Committees, as provided in Section 2(c).

1.

(b) Powers of Board. The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine (A) who will be granted Awards; (B) when and how each Award will be granted; (C) what type of Award will be granted; (D) the provisions of each Award (which need not be identical), including when a person will be permitted to exercise or otherwise receive cash or Common Stock under the Award; (E) the number of shares of Common Stock subject to, or the cash value of, an Award; and (F) the Fair Market Value applicable to a Stock Award.

(ii) To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for administration of the Plan and Awards. The Board, in the exercise of these powers, may correct any defect, omission or inconsistency in the Plan or in any Award Agreement or in the written terms of a Performance Cash Award, in a manner and to the extent it will deem necessary or expedient to make the Plan or Award fully effective.

(iii) To settle all controversies regarding the Plan and Awards granted under it.

(iv) To accelerate, in whole or in part, the time at which an Award may be exercised or vest (or at which cash or shares of Common Stock may be issued).

(v) To suspend or terminate the Plan at any time. Except as otherwise provided in the Plan or an Award Agreement, suspension or termination of the Plan will not impair a Participant’s rights under his or her then-outstanding Award without his or her written consent except as provided in subsection (viii) below.

(vi) To amend the Plan in any respect the Board deems necessary or advisable, including, without limitation, by adopting amendments relating to Incentive Stock Options and certain nonqualified deferred compensation under Section 409A of the Code and/or to make the Plan or Awards granted under the Plan compliant with the requirements for Incentive Stock Options or exempt from or compliant with the requirements for nonqualified deferred compensation under Section 409A of the Code, subject to the limitations, if any, of applicable law. However, if required by applicable law or listing requirements, and except as provided in Section 9(a) relating to Capitalization Adjustments, the Company will seek stockholder approval of any amendment of the Plan that (A) materially increases the number of shares of Common Stock available for issuance under the Plan, (B) materially expands the class of individuals eligible to receive Awards under the Plan, (C) materially increases the benefits accruing to Participants under the Plan, (D) materially reduces the price at which shares of Common Stock may be issued or purchased under the Plan, (E) materially extends the term of the Plan, or (F) materially expands the types of Awards available for issuance under the Plan. Except as provided in the Plan (including subsection (viii) below) or an Award Agreement, no amendment of the Plan will impair a Participant’s rights under an outstanding Award unless (1) the Company requests the consent of the affected Participant, and (2) such Participant consents in writing.

(vii) To submit any amendment to the Plan for stockholder approval, including, but not limited to, amendments to the Plan intended to satisfy the requirements of (A) Section

2.

162(m) of the Code regarding the exclusion of performance-based compensation from the limit on corporate deductibility of compensation paid to Covered Employees, (B) Section 422 of the Code regarding incentive stock options or (C) Rule 16b-3.

(viii) To approve forms of Award Agreements for use under the Plan and to amend the terms of any one or more Awards, including, but not limited to, amendments to provide terms more favorable to the Participant than previously provided in the Award Agreement, subject to any specified limits in the Plan that are not subject to Board discretion; provided however, that a Participant’s rights under any Award will not be impaired by any such amendment unless (A) the Company requests the consent of the affected Participant, and (B) such Participant consents in writing. Notwithstanding the foregoing, (1) a Participant’s rights will not be deemed to have been impaired by any such amendment if the Board, in its sole discretion, determines that the amendment, taken as a whole, does not materially impair the Participant’s rights, and (2) subject to the limitations of applicable law, if any, the Board may amend the terms of any one or more Awards without the affected Participant’s consent (A) to maintain the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (B) to change the terms of an Incentive Stock Option, if such change results in impairment of the Award solely because it impairs the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (C) to clarify the manner of exemption from, or to bring the Award into compliance with, Section 409A of the Code; or (D) to comply with other applicable laws or listing requirements.

(ix) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan or Awards.

(x) To adopt such procedures and sub-plans as are necessary or appropriate to permit participation in the Plan by Employees, Directors or Consultants who are foreign nationals or employed outside the United States (provided that Board approval will not be necessary for immaterial modifications to the Plan or any Award Agreement that are required for compliance with the laws of the relevant foreign jurisdiction).

(xi) To effect, with the consent of any adversely affected Participant, (A) the reduction of the exercise, purchase or strike price of any outstanding Stock Award; (B) the cancellation of any outstanding Stock Award and the grant in substitution therefor of a new (1) Option or SAR, (2) Restricted Stock Award, (3) Restricted Stock Unit Award, (4) Other Stock Award, (5) cash and/or (6) other valuable consideration determined by the Board, in its sole discretion, with any such substituted award (x) covering the same or a different number of shares of Common Stock as the cancelled Stock Award and (y) granted under the Plan or another equity or compensatory plan of the Company; or (C) any other action that is treated as a repricing under generally accepted accounting principles.

(c) Delegation to Committee.

(i) General. The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration of the Plan is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers

3.

theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee of the Committee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be to the Committee or subcommittee). Any delegation of administrative powers will be reflected in resolutions, not inconsistent with the provisions of the Plan, adopted from time to time by the Board or Committee (as applicable). The Committee may, at any time, abolish the subcommittee and/or revest in the Committee any powers delegated to the subcommittee. The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated.

(ii) Section 162(m) and Rule 16b-3 Compliance. The Committee may consist solely of two or more Outside Directors, in accordance with Section 162(m) of the Code, or solely of two or more Non-Employee Directors, in accordance with Rule 16b-3.

(d) Delegation to an Officer. The Board may delegate to one or more Officers the authority to do one or both of the following (i) designate Employees who are not Officers to be recipients of Options and SARs (and, to the extent permitted by applicable law, other Stock Awards) and, to the extent permitted by applicable law, the terms of such Awards, and (ii) determine the number of shares of Common Stock to be subject to such Stock Awards granted to such Employees; provided, however, that the Board resolutions regarding such delegation will specify the total number of shares of Common Stock that may be subject to the Stock Awards granted by such Officer and that such Officer may not grant a Stock Award to himself or herself. Any such Stock Awards will be granted on the form of Award Agreement most recently approved for use by the Committee or the Board, unless otherwise provided in the resolutions approving the delegation authority. The Board may not delegate authority to an Officer who is acting solely in the capacity of an Officer (and not also as a Director) to determine the Fair Market Value pursuant to Section 13(w)(iii) below.

(e) Effect of Board’s Decision. All determinations, interpretations and constructions made by the Board in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

3.	SHARES SUBJECT TO THE PLAN.

(a) Share Reserve.

Subject to Section 9(a) relating to Capitalization Adjustments, the aggregate number of shares of Common Stock that may be issued pursuant to Stock Awards from and after the Effective Date will not exceed (A) [—] shares (which number is the sum of (i) [—] shares subject to the Prior Plan’s Available Reserve and (ii) an additional [—] new shares) plus (B) the Returning Shares, if any, which become available for grant under this Plan from time to time (such aggregate number of shares described in (A) and (B) above, the “Share Reserve”). In addition, the Share Reserve will automatically increase on January 1st of each year, for a period of not more than ten years, commencing on January 1, 2013, and ending on (and including) January 1, 2022, in an amount equal to [—]% of the total number of shares of capital stock outstanding on December 31st of the preceding calendar year. Notwithstanding the foregoing, the Board may act prior to January 1st of a given year to provide that there will be no January 1st increase in the Share Reserve for such year or that the increase in the Share Reserve for such year will be a lesser number of shares of Common Stock than would otherwise occur pursuant to the preceding sentence.

4.

(i) For clarity, the Share Reserve in this Section 3(a) is a limitation on the number of shares of Common Stock that may be issued pursuant to the Plan. Accordingly, this Section 3(a) does not limit the granting of Stock Awards except as provided in Section 7(a). Shares may be issued in connection with a merger or acquisition as permitted by NASDAQ Listing Rule 5635(c) or, if applicable, NYSE Listed Company Manual Section 303A.08, AMEX Company Guide Section 711 or other applicable rule, and such issuance will not reduce the number of shares available for issuance under the Plan.

(b) Reversion of Shares to the Share Reserve. If a Stock Award or any portion thereof (i) expires or otherwise terminates without all of the shares covered by such Stock Award having been issued or (ii) is settled in cash (i.e., the Participant receives cash rather than stock), such expiration, termination or settlement will not reduce (or otherwise offset) the number of shares of Common Stock that may be available for issuance under the Plan. If any shares of Common Stock issued pursuant to a Stock Award are forfeited back to or repurchased by the Company because of the failure to meet a contingency or condition required to vest such shares in the Participant, then the shares that are forfeited or repurchased will revert to and again become available for issuance under the Plan. Any shares reacquired by the Company in satisfaction of tax withholding obligations on a Stock Award or as consideration for the exercise or purchase price of a Stock Award will again become available for issuance under the Plan.

(c) Incentive Stock Option Limit. Subject to the Share Reserve and Section 9(a) relating to Capitalization Adjustments, the aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options will be [—] shares of Common Stock.

(d) Section 162(m) Limitations. Subject to the Share Reserve and Section 9(a) relating to Capitalization Adjustments, at such time as the Company may be subject to the applicable provisions of Section 162(m) of the Code, the following limitations will apply.

(i) A maximum of [—] shares of Common Stock subject to Options, SARs and Other Stock Awards whose value is determined by reference to an increase over an exercise or strike price of at least 100% of the Fair Market Value on the date any such Stock Award is granted may be granted to any Participant during any calendar year. Notwithstanding the foregoing, if any additional Options, SARs or Other Stock Awards whose value is determined by reference to an increase over an exercise or strike price of at least 100% of the Fair Market Value on the date the Stock Award are granted to any Participant during any calendar year, compensation attributable to the exercise of such additional Stock Awards will not satisfy the requirements to be considered “qualified performance-based compensation” under Section 162(m) of the Code unless such additional Stock Award is approved by the Company’s stockholders.

(ii) A maximum of [—] shares of Common Stock subject to Performance Stock Awards may be granted to any one Participant during any one calendar year (whether the grant, vesting or exercise is contingent upon the attainment during the Performance Period of the Performance Goals).

5.

(iii) A maximum of $[—] may be granted as a Performance Cash Award to any one Participant during any one calendar year.

(e) Source of Shares. The stock issuable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market or otherwise.

4.	ELIGIBILITY.

(a) Eligibility for Specific Stock Awards. Incentive Stock Options may be granted only to employees of the Company or a “parent corporation” or “subsidiary corporation” thereof (as such terms are defined in Sections 424(e) and 424(f) of the Code). Stock Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants; provided, however, that Stock Awards may not be granted to Employees, Directors and Consultants who are providing Continuous Service only to any “parent” of the Company, as such term is defined in Rule 405, unless (i) the stock underlying such Stock Awards is treated as “service recipient stock” under Section 409A of the Code (for example, because the Stock Awards are granted pursuant to a corporate transaction such as a spin off transaction) or (ii) the Company, in consultation with its legal counsel, has determined that such Stock Awards are otherwise exempt from or alternatively comply with the distribution requirements of Section 409A of the Code.

(b) Ten Percent Stockholders. A Ten Percent Stockholder will not be granted an Incentive Stock Option unless the exercise price of such Option is at least 110% of the Fair Market Value on the date of grant and the Option is not exercisable after the expiration of five years from the date of grant.

5.	PROVISIONS RELATING TO OPTIONS AND STOCK APPRECIATION RIGHTS.

Each Option or SAR will be in such form and will contain such terms and conditions as the Board deems appropriate. All Options will be separately designated Incentive Stock Options or Nonstatutory Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates will be issued for shares of Common Stock purchased on exercise of each type of Option. If an Option is not specifically designated as an Incentive Stock Option, or if an Option is designated as an Incentive Stock Option but some portion or all of the Option fails to qualify as an Incentive Stock Option under the applicable rules, then the Option (or portion thereof) will be a Nonstatutory Stock Option. The provisions of separate Options or SARs need not be identical; provided, however, that each Award Agreement will conform to (through incorporation of provisions hereof by reference in the applicable Award Agreement or otherwise) the substance of each of the following provisions:

(a) Term. Subject to the provisions of Section 4(b) regarding Ten Percent Stockholders, no Option or SAR will be exercisable after the expiration of ten years from the date of its grant or such shorter period specified in the Award Agreement.

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(b) Exercise Price. Subject to the provisions of Section 4(b) regarding Ten Percent Stockholders, the exercise or strike price of each Option or SAR will be not less than 100% of the Fair Market Value of the Common Stock subject to the Option or SAR on the date the Award is granted. Notwithstanding the foregoing, an Option or SAR may be granted with an exercise or strike price lower than 100% of the Fair Market Value of the Common Stock subject to the Award if such Award is granted pursuant to an assumption of or substitution for another option or stock appreciation right pursuant to a Corporate Transaction and in a manner consistent with the provisions of Section 409A of the Code and, if applicable, Section 424(a) of the Code. Each SAR will be denominated in shares of Common Stock equivalents.

(c) Purchase Price for Options. The purchase price of Common Stock acquired pursuant to the exercise of an Option may be paid, to the extent permitted by applicable law and as determined by the Board in its sole discretion, by any combination of the methods of payment set forth below. The Board will have the authority to grant Options that do not permit all of the following methods of payment (or otherwise restrict the ability to use certain methods) and to grant Options that require the consent of the Company to use a particular method of payment. The permitted methods of payment are as follows:

(i) by cash, check, bank draft or money order payable to the Company;

(ii) pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of the stock subject to the Option, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the aggregate exercise price to the Company from the sales proceeds;

(iii) by delivery to the Company (either by actual delivery or attestation) of shares of Common Stock;

(iv) if an Option is a Nonstatutory Stock Option, by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of Common Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price; provided, however, that the Company will accept a cash or other payment from the Participant to the extent of any remaining balance of the aggregate exercise price not satisfied by such reduction in the number of whole shares to be issued. Shares of Common Stock will no longer be subject to an Option and will not be exercisable thereafter to the extent that (A) shares issuable upon exercise are used to pay the exercise price pursuant to the “net exercise,” (B) shares are delivered to the Participant as a result of such exercise, and (C) shares are withheld to satisfy tax withholding obligations; or

(v) in any other form of legal consideration that may be acceptable to the Board and specified in the applicable Award Agreement.

(d) Exercise and Payment of a SAR. To exercise any outstanding SAR, the Participant must provide written notice of exercise to the Company in compliance with the provisions of the Award Agreement evidencing such SAR. The appreciation distribution payable on the exercise of a SAR will be not greater than an amount equal to the excess of (A) the aggregate Fair Market Value (on the date of the exercise of the SAR) of a number of shares

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of Common Stock equal to the number of Common Stock equivalents in which the Participant is vested under such SAR, and with respect to which the Participant is exercising the SAR on such date, over (B) the strike price. The appreciation distribution may be paid in Common Stock, in cash, in any combination of the two or in any other form of consideration, as determined by the Board and contained in the Award Agreement evidencing such SAR.

(e) Transferability of Options and SARs. The Board may, in its sole discretion, impose such limitations on the transferability of Options and SARs as the Board will determine. In the absence of such a determination by the Board to the contrary, the following restrictions on the transferability of Options and SARs will apply:

(i) Restrictions on Transfer. An Option or SAR will not be transferable except by will or by the laws of descent and distribution (and pursuant to subsections (ii) and (iii) below), and will be exercisable during the lifetime of the Participant only by the Participant. The Board may permit transfer of the Option or SAR in a manner that is not prohibited by applicable tax and securities laws. Except as explicitly provided herein, neither an Option nor a SAR may be transferred for consideration.

(ii) Domestic Relations Orders. Subject to the approval of the Board or a duly authorized Officer, an Option or SAR may be transferred pursuant to the terms of a domestic relations order, official marital settlement agreement or other divorce or separation instrument as permitted by Treasury Regulation 1.421-1(b)(2). If an Option is an Incentive Stock Option, such Option may be deemed to be a Nonstatutory Stock Option as a result of such transfer.

(iii) Beneficiary Designation. Subject to the approval of the Board or a duly authorized Officer, a Participant may, by delivering written notice to the Company, in a form approved by the Company (or the designated broker), designate a third party who, upon the death of the Participant, will thereafter be entitled to exercise the Option or SAR and receive the Common Stock or other consideration resulting from such exercise. In the absence of such a designation, the executor or administrator of the Participant’s estate will be entitled to exercise the Option or SAR and receive the Common Stock or other consideration resulting from such exercise. However, the Company may prohibit designation of a beneficiary at any time, including due to any conclusion by the Company that such designation would be inconsistent with the provisions of applicable laws.

(f) Vesting Generally. The total number of shares of Common Stock subject to an Option or SAR may vest and therefore become exercisable in periodic installments that may or may not be equal. The Option or SAR may be subject to such other terms and conditions on the time or times when it may or may not be exercised (which may be based on the satisfaction of Performance Goals or other criteria) as the Board may deem appropriate. The vesting provisions of individual Options or SARs may vary. The provisions of this Section 5(f) are subject to any Option or SAR provisions governing the minimum number of shares of Common Stock as to which an Option or SAR may be exercised.

(g) Termination of Continuous Service. Except as otherwise provided in the applicable Award Agreement or other agreement between the Participant and the Company, if a

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Participant’s Continuous Service terminates (other than for Cause and other than upon the Participant’s death or Disability), the Participant may exercise his or her Option or SAR (to the extent that the Participant was entitled to exercise such Award as of the date of termination of Continuous Service) within the period of time ending on the earlier of (i) the date three months following the termination of the Participant’s Continuous Service (or such longer or shorter period specified in the applicable Award Agreement), and (ii) the expiration of the term of the Option or SAR as set forth in the Award Agreement. If, after termination of Continuous Service, the Participant does not exercise his or her Option or SAR (as applicable) within the applicable time frame, the Option or SAR will terminate.

(h) Extension of Termination Date. Except as otherwise provided in the applicable Award Agreement or other agreement between the Participant and the Company, if the exercise of an Option or SAR following the termination of the Participant’s Continuous Service (other than for Cause and other than upon the Participant’s death or Disability) would be prohibited at any time solely because the issuance of shares of Common Stock would violate the registration requirements under the Securities Act, then the Option or SAR will terminate on the earlier of (i) the expiration of a total period of three months (that need not be consecutive) after the termination of the Participant’s Continuous Service during which the exercise of the Option or SAR would not be in violation of such registration requirements, or (ii) the expiration of the term of the Option or SAR as set forth in the applicable Award Agreement. In addition, unless otherwise provided in a Participant’s Award Agreement, if the sale of any Common Stock received upon exercise of an Option or SAR following the termination of the Participant’s Continuous Service (other than for Cause) would violate the Company’s insider trading policy, then the Option or SAR will terminate on the earlier of (i) the expiration of a period of time (that need not be consecutive) equal to the applicable post-termination exercise period after the termination of the Participant’s Continuous Service during which the sale of the Common Stock received upon exercise of the Option or SAR would not be in violation of the Company’s insider trading policy, or (ii) the expiration of the term of the Option or SAR as set forth in the applicable Award Agreement.

(i) Disability of Participant. Except as otherwise provided in the applicable Award Agreement or other agreement between the Participant and the Company, if a Participant’s Continuous Service terminates as a result of the Participant’s Disability, the Participant may exercise his or her Option or SAR (to the extent that the Participant was entitled to exercise such Option or SAR as of the date of termination of Continuous Service), but only within such period of time ending on the earlier of (i) the date twelve months following such termination of Continuous Service (or such longer or shorter period specified in the Award Agreement), and (ii) the expiration of the term of the Option or SAR as set forth in the Award Agreement. If, after termination of Continuous Service, the Participant does not exercise his or her Option or SAR within the applicable time frame, the Option or SAR (as applicable) will terminate.

(j) Death of Participant. Except as otherwise provided in the applicable Award Agreement or other agreement between the Participant and the Company, if (i) a Participant’s Continuous Service terminates as a result of the Participant’s death, or (ii) the Participant dies within the period (if any) specified in the Award Agreement for exercisability after the termination of the Participant’s Continuous Service (for a reason other than death), then the Option or SAR may be exercised (to the extent the Participant was entitled to exercise such

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Option or SAR as of the date of death) by the Participant’s estate, by a person who acquired the right to exercise the Option or SAR by bequest or inheritance or by a person designated to exercise the Option or SAR upon the Participant’s death, but only within the period ending on the earlier of (i) the date eighteen months following the date of death (or such longer or shorter period specified in the Award Agreement), and (ii) the expiration of the term of such Option or SAR as set forth in the Award Agreement. If, after the Participant’s death, the Option or SAR is not exercised within the applicable time frame, the Option or SAR (as applicable) will terminate.

(k) Termination for Cause. Except as explicitly provided otherwise in a Participant’s Award Agreement or other individual written agreement between the Company or any Affiliate and the Participant, if a Participant’s Continuous Service is terminated for Cause, the Option or SAR will terminate immediately upon such Participant’s termination of Continuous Service, and the Participant will be prohibited from exercising his or her Option or SAR from and after the time of such termination of Continuous Service.

(l) Non-Exempt Employees. If an Option or SAR is granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, the Option or SAR will not be first exercisable for any shares of Common Stock until at least six months following the date of grant of the Option or SAR (although the Award may vest prior to such date). Consistent with the provisions of the Worker Economic Opportunity Act, (i) if such non-exempt Employee dies or suffers a Disability, (ii) upon a Corporate Transaction in which such Option or SAR is not assumed, continued, or substituted, (iii) upon a Change in Control, or (iv) upon the Participant’s retirement (as such term may be defined in the Participant’s Award Agreement, in another agreement between the Participant and the Company, or, if no such definition, in accordance with the Company’s then current employment policies and guidelines), the vested portion of any Options and SARs may be exercised earlier than six months following the date of grant. The foregoing provision is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option or SAR will be exempt from his or her regular rate of pay. To the extent permitted and/or required for compliance with the Worker Economic Opportunity Act to ensure that any income derived by a non-exempt employee in connection with the exercise, vesting or issuance of any shares under any other Stock Award will be exempt from the employee’s regular rate of pay, the provisions of this Section 5(l) will apply to all Stock Awards and are hereby incorporated by reference into such Stock Award Agreements.

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6.	PROVISIONS OF STOCK AWARDS OTHER THAN OPTIONS AND SARS.

(a) Restricted Stock Awards. Each Restricted Stock Award Agreement will be in such form and will contain such terms and conditions as the Board deems appropriate. To the extent consistent with the Company’s bylaws, at the Board’s election, shares of Common Stock may be (i) held in book entry form subject to the Company’s instructions until any restrictions relating to the Restricted Stock Award lapse; or (ii) evidenced by a certificate, which certificate will be held in such form and manner as determined by the Board. The terms and conditions of Restricted Stock Award Agreements may change from time to time, and the terms and conditions of separate Restricted Stock Award Agreements need not be identical. Each Restricted Stock Award Agreement will conform to (through incorporation of the provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

(i) Consideration. A Restricted Stock Award may be awarded in consideration for (A) cash, check, bank draft or money order payable to the Company, (B) past services to the Company or an Affiliate, or (C) any other form of legal consideration (including future services) that may be acceptable to the Board, in its sole discretion, and permissible under applicable law.

(ii) Vesting. Shares of Common Stock awarded under the Restricted Stock Award Agreement may be subject to forfeiture to the Company in accordance with a vesting schedule to be determined by the Board.

(iii) Termination of Participant’s Continuous Service. If a Participant’s Continuous Service terminates, the Company may receive through a forfeiture condition or a repurchase right any or all of the shares of Common Stock held by the Participant that have not vested as of the date of termination of Continuous Service under the terms of the Restricted Stock Award Agreement.

(iv) Transferability. Rights to acquire shares of Common Stock under the Restricted Stock Award Agreement will be transferable by the Participant only upon such terms and conditions as are set forth in the Restricted Stock Award Agreement, as the Board will determine in its sole discretion, so long as Common Stock awarded under the Restricted Stock Award Agreement remains subject to the terms of the Restricted Stock Award Agreement.

(v) Dividends. A Restricted Stock Award Agreement may provide that any dividends paid on Restricted Stock will be subject to the same vesting and forfeiture restrictions as apply to the shares subject to the Restricted Stock Award to which they relate.

(b) Restricted Stock Unit Awards. Each Restricted Stock Unit Award Agreement will be in such form and will contain such terms and conditions as the Board deems appropriate. The terms and conditions of Restricted Stock Unit Award Agreements may change from time to time, and the terms and conditions of separate Restricted Stock Unit Award Agreements need not be identical. Each Restricted Stock Unit Award Agreement will conform to (through incorporation of the provisions hereof by reference in the Agreement or otherwise) the substance of each of the following provisions:

(i) Consideration. At the time of grant of a Restricted Stock Unit Award, the Board will determine the consideration, if any, to be paid by the Participant upon delivery of each share of Common Stock subject to the Restricted Stock Unit Award. The consideration to be paid (if any) by the Participant for each share of Common Stock subject to a Restricted Stock Unit Award may be paid in any form of legal consideration that may be acceptable to the Board, in its sole discretion, and permissible under applicable law.

(ii) Vesting. At the time of the grant of a Restricted Stock Unit Award, the Board may impose such restrictions on or conditions to the vesting of the Restricted Stock Unit Award as it, in its sole discretion, deems appropriate.

(iii) Payment. A Restricted Stock Unit Award may be settled by the delivery of shares of Common Stock, their cash equivalent, any combination thereof or in any other form of consideration, as determined by the Board and contained in the Restricted Stock Unit Award Agreement.

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(iv) Additional Restrictions. At the time of the grant of a Restricted Stock Unit Award, the Board, as it deems appropriate, may impose such restrictions or conditions that delay the delivery of the shares of Common Stock (or their cash equivalent) subject to a Restricted Stock Unit Award to a time after the vesting of such Restricted Stock Unit Award.

(v) Dividend Equivalents. Dividend equivalents may be credited in respect of shares of Common Stock covered by a Restricted Stock Unit Award, as determined by the Board and contained in the Restricted Stock Unit Award Agreement. At the sole discretion of the Board, such dividend equivalents may be converted into additional shares of Common Stock covered by the Restricted Stock Unit Award in such manner as determined by the Board. Any additional shares covered by the Restricted Stock Unit Award credited by reason of such dividend equivalents will be subject to all of the same terms and conditions of the underlying Restricted Stock Unit Award Agreement to which they relate.

(vi) Termination of Participant’s Continuous Service. Except as otherwise provided in the applicable Restricted Stock Unit Award Agreement, such portion of the Restricted Stock Unit Award that has not vested will be forfeited upon the Participant’s termination of Continuous Service.

(c) Performance Awards.

(i) Performance Stock Awards. A Performance Stock Award is a Stock Award (covering a number of shares not in excess of that set forth in Section 3(d)(ii) above) that is payable (including that may be granted, vest or exercised) contingent upon the attainment during a Performance Period of certain Performance Goals. A Performance Stock Award may, but need not, require the completion of a specified period of Continuous Service. The length of any Performance Period, the Performance Goals to be achieved during the Performance Period, and the measure of whether and to what degree such Performance Goals have been attained will be conclusively determined by the Committee (or, if not required for compliance with Section 162(m) of the Code, the Board), in its sole discretion. In addition, to the extent permitted by applicable law and the applicable Award Agreement, the Board may determine that cash may be used in payment of Performance Stock Awards.

(ii) Performance Cash Awards. A Performance Cash Award is a cash award (for a dollar value not in excess of that set forth in Section 3(d)(iii) above) that is payable contingent upon the attainment during a Performance Period of certain Performance Goals. A Performance Cash Award may also require the completion of a specified period of Continuous Service. At the time of grant of a Performance Cash Award, the length of any Performance Period, the Performance Goals to be achieved during the Performance Period, and the measure of whether and to what degree such Performance Goals have been attained will be conclusively determined by the Committee (or, if not required for compliance with Section 162(m) of the Code, the Board), in its sole discretion. The Board may specify the form of payment of Performance Cash Awards, which may be cash or other property, or may provide for a Participant to have the option for his or her Performance Cash Award, or such portion thereof as the Board may specify, to be paid in whole or in part in cash or other property.

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(iii) Board Discretion. The Board retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of Performance Goals and to define the manner of calculating the Performance Criteria it selects to use for a Performance Period.

(iv) Section 162(m) Compliance. Unless otherwise permitted in compliance with the requirements of Section 162(m) of the Code with respect to an Award intended to qualify as “performance-based compensation” thereunder, the Committee will establish the Performance Goals applicable to, and the formula for calculating the amount payable under, the Award no later than the earlier of (A) the date 90 days after the commencement of the applicable Performance Period, and (B) the date on which 25% of the Performance Period has elapsed, and in any event at a time when the achievement of the applicable Performance Goals remains substantially uncertain. Prior to the payment of any compensation under an Award intended to qualify as “performance-based compensation” under Section 162(m) of the Code, the Committee will certify the extent to which any Performance Goals and any other material terms under such Award have been satisfied (other than in cases where such relate solely to the increase in the value of the Common Stock). Notwithstanding satisfaction of any completion of any Performance Goals, Options, cash or other benefits granted, issued, retainable and/or vested under an Award on account of satisfaction of such Performance Goals may be reduced by the Committee on the basis of such further considerations as the Committee, in its sole discretion, will determine.

(d) Other Stock Awards. Other forms of Stock Awards valued in whole or in part by reference to, or otherwise based on, Common Stock, including the appreciation in value thereof (e.g., options or stock rights with an exercise price or strike price less than 100% of the Fair Market Value of the Common Stock at the time of grant) may be granted either alone or in addition to Stock Awards provided for under Section 5 and the preceding provisions of this Section 6. Subject to the provisions of the Plan, the Board will have sole and complete authority to determine the persons to whom and the time or times at which such Other Stock Awards will be granted, the number of shares of Common Stock (or the cash equivalent thereof) to be granted pursuant to such Other Stock Awards and all other terms and conditions of such Other Stock Awards.

7.	COVENANTS OF THE COMPANY.

(a) Availability of Shares. The Company will keep available at all times the number of shares of Common Stock reasonably required to satisfy then-outstanding Stock Awards.

(b) Securities Law Compliance. The Company will seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Stock Awards and to issue and sell shares of Common Stock upon exercise of the Stock Awards; provided, however, that this undertaking will not require the Company to register under the Securities Act the Plan, any Stock Award or any Common Stock issued or issuable pursuant to any such Stock Award. If, after reasonable efforts and at a reasonable cost, the Company is unable to obtain from any such regulatory commission or agency the authority

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that counsel for the Company deems necessary for the lawful issuance and sale of Common Stock under the Plan, the Company will be relieved from any liability for failure to issue and sell Common Stock upon exercise of such Stock Awards unless and until such authority is obtained. A Participant will not be eligible for the grant of an Award or the subsequent issuance of cash or Common Stock pursuant to the Award if such grant or issuance would be in violation of any applicable securities law.

(c) No Obligation to Notify or Minimize Taxes. The Company will have no duty or obligation to any Participant to advise such holder as to the time or manner of exercising such Stock Award. Furthermore, the Company will have no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of an Award or a possible period in which the Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of an Award to the holder of such Award.

8.	MISCELLANEOUS.

(a) Use of Proceeds from Sales of Common Stock. Proceeds from the sale of shares of Common Stock pursuant to Stock Awards will constitute general funds of the Company.

(b) Corporate Action Constituting Grant of Awards. Corporate action constituting a grant by the Company of an Award to any Participant will be deemed completed as of the date of such corporate action, unless otherwise determined by the Board, regardless of when the instrument, certificate, or letter evidencing the Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (e.g., Board consents, resolutions or minutes) documenting the corporate action approving the grant contain terms (e.g., exercise price, vesting schedule or number of shares) that are inconsistent with those in the Award Agreement as a result of a clerical error in the papering of the Award Agreement, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Agreement.

(c) Stockholder Rights. No Participant will be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to an Award unless and until (i) such Participant has satisfied all requirements for exercise of, or the issuance of shares of Common Stock under, the Award pursuant to its terms, and (ii) the issuance of the Common Stock subject to such Award has been entered into the books and records of the Company.

(d) No Employment or Other Service Rights. Nothing in the Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award granted pursuant thereto will confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or will affect the right of the Company or an Affiliate to terminate (i) the employment of an Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant’s agreement with the Company or an Affiliate, or (iii) the service of a Director pursuant to the bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be.

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(e) Change in Time Commitment. In the event a Participant’s regular level of time commitment in the performance of his or her services for the Company and any Affiliates is reduced (for example, and without limitation, if the Participant is an Employee of the Company and the Employee has a change in status from a full-time Employee to a part-time Employee) after the date of grant of any Award to the Participant, the Board has the right in its sole discretion to (x) make a corresponding reduction in the number of shares or cash amount subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (y) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so reduced or extended.

(f) Incentive Stock Option Limitations. To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and any Affiliates) exceeds $100,000 (or such other limit established in the Code) or otherwise does not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s).

(g) Investment Assurances. The Company may require a Participant, as a condition of exercising or acquiring Common Stock under any Award, (i) to give written assurances satisfactory to the Company as to the Participant’s knowledge and experience in financial and business matters and/or to employ a purchaser representative reasonably satisfactory to the Company who is knowledgeable and experienced in financial and business matters and that he or she is capable of evaluating, alone or together with the purchaser representative, the merits and risks of exercising the Award; and (ii) to give written assurances satisfactory to the Company stating that the Participant is acquiring Common Stock subject to the Award for the Participant’s own account and not with any present intention of selling or otherwise distributing the Common Stock. The foregoing requirements, and any assurances given pursuant to such requirements, will be inoperative if (A) the issuance of the shares upon the exercise or acquisition of Common Stock under the Stock Award has been registered under a then currently effective registration statement under the Securities Act, or (B) as to any particular requirement, a determination is made by counsel for the Company that such requirement need not be met in the circumstances under the then applicable securities laws. The Company may, upon advice of counsel to the Company, place legends on stock certificates issued under the Plan as such counsel deems necessary or appropriate in order to comply with applicable securities laws, including, but not limited to, legends restricting the transfer of the Common Stock.

(h) Withholding Obligations. Unless prohibited by the terms of an Award Agreement, the Company may, in its sole discretion, satisfy any federal, state or local tax withholding obligation relating to an Award by any of the following means or by a combination

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of such means: (i) causing the Participant to tender a cash payment; (ii) withholding shares of Common Stock from the shares of Common Stock issued or otherwise issuable to the Participant in connection with the Stock Award; provided, however, that no shares of Common Stock are withheld with a value exceeding the minimum amount of tax required to be withheld by law (or such lesser amount as may be necessary to avoid classification of the Stock Award as a liability for financial accounting purposes); (iii) withholding cash from an Award settled in cash; (iv) withholding payment from any amounts otherwise payable to the Participant; or (v) by such other method as may be set forth in the Award Agreement.

(i) Electronic Delivery. Any reference herein to a “written” agreement or document will include any agreement or document delivered electronically, filed publicly at www.sec.gov (or any successor website thereto) or posted on the Company’s intranet (or other shared electronic medium controlled by the Company to which the Participant has access).

(j) Deferrals. To the extent permitted by applicable law, the Board, in its sole discretion, may determine that the delivery of Common Stock or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Award may be deferred and may establish programs and procedures for deferral elections to be made by Participants. Deferrals by Participants will be made in accordance with Section 409A of the Code. Consistent with Section 409A of the Code, the Board may provide for distributions while a Participant is still an employee or otherwise providing services to the Company. The Board is authorized to make deferrals of Awards and determine when, and in what annual percentages, Participants may receive payments, including lump sum payments, following the Participant’s termination of Continuous Service, and implement such other terms and conditions consistent with the provisions of the Plan and in accordance with applicable law.

(k) Clawback/Recovery. All Awards granted under the Plan will be subject to recoupment in accordance with any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law.

(l) Compliance with Section 409A. To the extent that the Board determines that any Award granted hereunder is subject to Section 409A of the Code, the Award Agreement evidencing such Award will incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code. To the extent applicable, the Plan and Award Agreements will be interpreted in accordance with Section 409A of the Code. Notwithstanding anything to the contrary in this Plan (and unless the Award Agreement specifically provides otherwise), if the shares of Common Stock are publicly traded and a Participant holding an Award that constitutes “deferred compensation” under Section 409A of the Code is a “specified employee” for purposes of Section 409A of the Code, no distribution or payment of any amount will be made upon a “separation from service” before a date that is six months following the date of such Participant’s “separation from service” (as defined in Section 409A of the Code without regard to alternative definitions thereunder) or, if earlier, the date of the Participant’s death.

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9.	ADJUSTMENTS UPON CHANGES IN COMMON STOCK; OTHER CORPORATE EVENTS.

(a) Capitalization Adjustments. In the event of a Capitalization Adjustment, the Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a), (ii) the class(es) and maximum number of securities that may be issued pursuant to the exercise of Incentive Stock Options pursuant to Section 3(c), (iii) the class(es) and maximum number of securities that may be awarded to any person pursuant to Sections 3(d), and (iv) the class(es) and number of securities and price per share of stock subject to outstanding Stock Awards. The Board will make such adjustments, and its determination will be final, binding and conclusive.

(b) Dissolution or Liquidation. Except as otherwise provided in the Stock Award Agreement, in the event of a dissolution or liquidation of the Company, all outstanding Stock Awards (other than Stock Awards consisting of vested and outstanding shares of Common Stock not subject to a forfeiture condition or the Company’s right of repurchase) will terminate immediately prior to the completion of such dissolution or liquidation, and the shares of Common Stock subject to the Company’s repurchase rights or subject to a forfeiture condition may be repurchased or reacquired by the Company notwithstanding the fact that the holder of such Stock Award is providing Continuous Service, provided, however, that the Board may, in its sole discretion, cause some or all Stock Awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent such Stock Awards have not previously expired or terminated) before the dissolution or liquidation is completed but contingent on its completion.

(c) Corporate Transaction. The following provisions will apply to Stock Awards in the event of a Corporate Transaction unless otherwise provided in the instrument evidencing the Stock Award or any other written agreement between the Company or any Affiliate and the Participant or unless otherwise expressly provided by the Board at the time of grant of a Stock Award. In the event of a Corporate Transaction, then, notwithstanding any other provision of the Plan, the Board may take one or more of the following actions with respect to Stock Awards, contingent upon the closing or completion of the Corporate Transaction:

(i) arrange for the surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) to assume or continue the Stock Award or to substitute a similar stock award for the Stock Award (including, but not limited to, an award to acquire the same consideration paid to the stockholders of the Company pursuant to the Corporate Transaction);

(ii) arrange for the assignment of any reacquisition or repurchase rights held by the Company in respect of Common Stock issued pursuant to the Stock Award to the surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company);

(iii) accelerate the vesting, in whole or in part, of the Stock Award (and, if applicable, the time at which the Stock Award may be exercised) to a date prior to the effective time of such Corporate Transaction as the Board determines (or, if the Board does not determine such a date, to the date that is five days prior to the effective date of the Corporate Transaction),

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with such Stock Award terminating if not exercised (if applicable) at or prior to the effective time of the Corporate Transaction; provided, however, that the Board may require Participants to complete and deliver to the Company a notice of exercise before the effective date of a Corporate Transaction, which exercise is contingent upon the effectiveness of such Corporate Transaction;

(iv) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by the Company with respect to the Stock Award;

(v) cancel or arrange for the cancellation of the Stock Award, to the extent not vested or not exercised prior to the effective time of the Corporate Transaction, in exchange for such cash consideration, if any, as the Board, in its sole discretion, may consider appropriate; and

(vi) make a payment, in such form as may be determined by the Board equal to the excess, if any, of (A) the value of the property the Participant would have received upon the exercise of the Stock Award immediately prior to the effective time of the Corporate Transaction, over (B) any exercise price payable by such holder in connection with such exercise. For clarity, this payment may be $0 if the value of the property is equal to or less than the exercise price. Payments under this provision may be delayed to the same extent that payment of consideration to the holders of the Company’s Common Stock in connection with the Corporate Transaction is delayed as a result of escrows, earn outs, holdbacks or any other contingencies.

The Board need not take the same action or actions with respect to all Stock Awards or portions thereof or with respect to all Participants. The Board may take different actions with respect to the vested and unvested portions of a Stock Award. Unless otherwise provided in the instrument evidencing a Performance Cash Award or any other written agreement between the Company or any Affiliate and the Participant or unless otherwise expressly provided by the Board, in the event of a Corporate Transaction, then all Performance Cash Awards outstanding under the Plan will terminate prior to the effective time of such Corporate Transaction.

(d) Change in Control. A Stock Award may be subject to additional acceleration of vesting and exercisability upon or after a Change in Control as may be provided in the Stock Award Agreement for such Stock Award or as may be provided in any other written agreement between the Company or any Affiliate and the Participant, but in the absence of such provision, no such acceleration will occur.

10.	TERMINATION OR SUSPENSION OF THE PLAN.

(a) The Board may suspend or terminate the Plan at any time. No Incentive Stock Option will be granted after the tenth anniversary of the earlier of (i) the date the Plan is adopted by the Board, or (ii) the date the Plan is approved by the stockholders of the Company. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

(b) No Impairment of Rights. Suspension or termination of the Plan will not impair rights and obligations under any Award granted while the Plan is in effect except with the written consent of the affected Participant or as otherwise permitted in the Plan.

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11.	EFFECTIVE DATE OF PLAN.

This Plan will become effective on the Effective Date.

12.	CHOICE OF LAW.

The laws of the State of Colorado will govern all questions concerning the construction, validity and interpretation of this Plan, without regard to that state’s conflict of laws rules.

13.        DEFINITIONS. As used in the Plan, the following definitions will apply to the capitalized terms indicated below:

(a) “Affiliate” means, at the time of determination, any “parent” or “subsidiary” of the Company as such terms are defined in Rule 405. The Board will have the authority to determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.

(b) “Award” means a Stock Award or a Performance Cash Award.

(c) “Award Agreement” means a written agreement between the Company and a Participant evidencing the terms and conditions of an Award.

(d) “Board” means the Board of Directors of the Company.

(e) “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Stock Award after the Effective Date without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or any similar equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(f) “Cause” will have the meaning ascribed to such term in any written agreement between the Participant and the Company defining such term and, in the absence of such agreement, such term means, with respect to a Participant, the occurrence of any of the following events: (i) such Participant’s commission of any felony or any crime involving fraud, dishonesty or moral turpitude under the laws of the United States or any state thereof; (ii) such Participant’s attempted commission of, or participation in, a fraud or act of dishonesty against the Company; (iii) such Participant’s intentional, material violation of any contract or agreement between the Participant and the Company or of any statutory duty owed to the Company; (iv) such Participant’s unauthorized use or disclosure of the Company’s confidential information or trade secrets; or (v) such Participant’s gross misconduct. The determination that a termination of the Participant’s Continuous Service is either for Cause or without Cause will be made by the Company, in its sole discretion. Any determination by the Company that the Continuous Service of a Participant was terminated with or without Cause for the purposes of outstanding Awards held by such Participant will have no effect upon any determination of the rights or obligations of the Company or such Participant for any other purpose.

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(g) “Change in Control” means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) any Exchange Act Person becomes the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities other than by virtue of a merger, consolidation or similar transaction. Notwithstanding the foregoing, a Change in Control will not be deemed to occur (A) on account of the acquisition of securities of the Company directly from the Company, (B) on account of the acquisition of securities of the Company by an investor, any affiliate thereof or any other Exchange Act Person that acquires the Company’s securities in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities, or (C) solely because the level of Ownership held by any Exchange Act Person (the “Subject Person”) exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, the Subject Person becomes the Owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities Owned by the Subject Person over the designated percentage threshold, then a Change in Control will be deemed to occur;

(ii) there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not Own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving Entity in such merger, consolidation or similar transaction or (B) more than 50% of the combined outstanding voting power of the parent of the surviving Entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such transaction;

(iii) there is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an Entity, more than 50% of the combined voting power of the voting securities of which are Owned by stockholders of the Company in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition; or

(iv) individuals who, on the date the Plan is adopted by the Board, are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member will, for purposes of this Plan, be considered as a member of the Incumbent Board.

20.

Notwithstanding the foregoing definition or any other provision of this Plan, the term Change in Control will not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company.

(h) “Code” means the Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(i) “Committee” means a committee of one or more Directors to whom authority has been delegated by the Board in accordance with Section 2(b)(xi).

(j) “Common Stock” means the common stock of the Company.

(k) “Company” means GlobeImmune, Inc., a Delaware corporation.

(l) “Consultant” means any person, including an advisor, who is (i) engaged by the Company or an Affiliate to render consulting or advisory services and is compensated for such services, or (ii) serving as a member of the board of directors of an Affiliate and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, will not cause a Director to be considered a “Consultant” for purposes of the Plan. Notwithstanding the foregoing, a person is treated as a Consultant under this Plan only if a Form S-8 Registration Statement under the Securities Act is available to register either the offer or the sale of the Company’s securities to such person.

(m) “Continuous Service” means that the Participant’s service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Director or Consultant or a change in the Entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant’s service with the Company or an Affiliate, will not terminate a Participant’s Continuous Service; provided, however, that if the Entity for which a Participant is rendering services ceases to qualify as an Affiliate, as determined by the Board, in its sole discretion, such Participant’s Continuous Service will be considered to have terminated on the date such Entity ceases to qualify as an Affiliate. For example, a change in status from an Employee of the Company to a Consultant of an Affiliate or to a Director will not constitute an interruption of Continuous Service. To the extent permitted by law, the Board or the chief executive officer of the Company, in that party’s sole discretion, may determine whether Continuous Service will be considered interrupted in the case of (i) any leave of absence approved by the Board or chief executive officer, including sick leave, military leave or any other personal leave, or (ii) transfers between the Company, an Affiliate, or their successors. Notwithstanding the foregoing, a leave of absence will be treated as Continuous Service for purposes of vesting in an Award only to such extent as may be provided in the Company’s leave of absence policy, in the written terms of any leave of absence agreement or policy applicable to the Participant, or as otherwise required by law.

21.

(n) “Corporate Transaction” means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) a sale or other disposition of all or substantially all, as determined by the Board, in its sole discretion, of the consolidated assets of the Company and its Subsidiaries;

(ii) a sale or other disposition of at least 90% of the outstanding securities of the Company;

(iii) a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv) a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

(o) “Covered Employee” will have the meaning provided in Section 162(m)(3) of the Code.

(p) “Director” means a member of the Board.

(q) “Disability” means, with respect to a Participant, the inability of such Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of not less than 12 months, as provided in Sections 22(e)(3) and 409A(a)(2)(c)(i) of the Code, and will be determined by the Board on the basis of such medical evidence as the Board deems warranted under the circumstances.

(r) “Effective Date” means the effective date of this Plan, which is the earlier of (i) the date that this Plan is first approved by the Company’s stockholders, or (ii) the date this Plan is adopted by the Board.

(s) “Employee” means any person employed by the Company or an Affiliate. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of the Plan.

(t) “Entity” means a corporation, partnership, limited liability company or other entity.

(u) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(v) “Exchange Act Person” means any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that “Exchange Act Person” will not include (i) the Company or any Subsidiary of the Company, (ii) any employee benefit plan of the Company or any Subsidiary of the Company or any trustee or other fiduciary holding

22.

securities under an employee benefit plan of the Company or any Subsidiary of the Company, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, (iv) an Entity Owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their Ownership of stock of the Company; or (v) any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that, as of the Effective Date, is the Owner, directly or indirectly, of securities of the Company representing more than50% of the combined voting power of the Company’s then outstanding securities.

(w) “Fair Market Value” means, as of any date, the value of the Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Common Stock will be, unless otherwise determined by the Board, the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in a source the Board deems reliable.

(ii) Unless otherwise provided by the Board, if there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing selling price on the last preceding date for which such quotation exists.

(iii) In the absence of such markets for the Common Stock, the Fair Market Value will be determined by the Board in good faith and in a manner that complies with Sections 409A and 422 of the Code.

(x) “Incentive Stock Option” means an option granted pursuant to Section 5 of the Plan that is intended to be, and that qualifies as, an “incentive stock option” within the meaning of Section 422 of the Code.

(y) “Non-Employee Director” means a Director who either (i) is not a current employee or officer of the Company or an Affiliate, does not receive compensation, either directly or indirectly, from the Company or an Affiliate for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act (“Regulation S-K”)), does not possess an interest in any other transaction for which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K; or (ii) is otherwise considered a “non-employee director” for purposes of Rule 16b-3.

(z) “Nonstatutory Stock Option” means any option granted pursuant to Section 5 of the Plan that does not qualify as an Incentive Stock Option.

(aa) “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act.

(bb) “Option” means an Incentive Stock Option or a Nonstatutory Stock Option to purchase shares of Common Stock granted pursuant to the Plan.

23.

(cc) “Option Agreement” means a written agreement between the Company and an Optionholder evidencing the terms and conditions of an Option grant. Each Option Agreement will be subject to the terms and conditions of the Plan.

(dd) “Optionholder” means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

(ee) “Other Stock Award” means an award based in whole or in part by reference to the Common Stock which is granted pursuant to the terms and conditions of Section 6(d).

(ff) “Other Stock Award Agreement” means a written agreement between the Company and a holder of an Other Stock Award evidencing the terms and conditions of an Other Stock Award grant. Each Other Stock Award Agreement will be subject to the terms and conditions of the Plan.

(gg) “Outside Director” means a Director who either (i) is not a current employee of the Company or an “affiliated corporation” (within the meaning of Treasury Regulations promulgated under Section 162(m) of the Code), is not a former employee of the Company or an “affiliated corporation” who receives compensation for prior services (other than benefits under a tax-qualified retirement plan) during the taxable year, has not been an officer of the Company or an “affiliated corporation,” and does not receive remuneration from the Company or an “affiliated corporation,” either directly or indirectly, in any capacity other than as a Director, or (ii) is otherwise considered an “outside director” for purposes of Section 162(m) of the Code.

(hh) “Own,” “Owned,” “Owner,” “Ownership” A person or Entity will be deemed to “Own,” to have “Owned,” to be the “Owner” of, or to have acquired “Ownership” of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

(ii) “Participant” means a person to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Stock Award.

(jj) “Performance Cash Award” means an award of cash granted pursuant to the terms and conditions of Section 6(c)(ii).

(kk) “Performance Criteria” means the one or more criteria that the Board will select for purposes of establishing the Performance Goals for a Performance Period. The Performance Criteria that will be used to establish such Performance Goals may be based on any one of, or combination of, the following as determined by the Board: earnings (including earnings per share and net earnings); earnings before interest, taxes and depreciation; earnings before interest, taxes, depreciation and amortization; total stockholder return; return on equity or average stockholder’s equity; return on assets, investment, or capital employed; stock price; margin (including gross margin); income (before or after taxes); operating income; operating income after taxes; pre-tax profit; operating cash flow; sales or revenue targets; increases in revenue or product revenue; expenses and cost reduction goals; improvement in or attainment of working capital levels; economic value added (or an equivalent metric); market share; cash flow; cash flow per share; share price performance; debt reduction; implementation or completion of projects or processes;

24.

customer satisfaction; stockholders’ equity; capital expenditures; debt levels; operating profit or net operating profit; workforce diversity; growth of net income or operating income; billings; pre-clinical development related compound goals; financing; regulatory milestones, including approval of a compound; stockholder liquidity; corporate governance and compliance; product commercialization; intellectual property; personnel matters; progress of internal research or clinical programs; progress of partnered programs; implementation or completion of projects and processes; partner satisfaction; budget management; clinical achievements; completing phases of a clinical study (including the treatment phase); or announcing or presenting preliminary or final data from clinical studies; in each case, whether on particular timelines or generally); timely completion of clinical trials; submission of INDs and NDAs and other regulatory achievements; partner or collaborator achievements; internal controls, including those related to the Sarbanes-Oxley Act of 2002; research progress, including the development of programs; investor relations, analysts and communication; manufacturing achievements (including obtaining particular yields from manufacturing runs and other measurable objectives related to process development activities); strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property; establishing relationships with commercial entities with respect to the marketing, distribution and sale of the Company’s products (including with group purchasing organizations, distributors and other vendors); supply chain achievements (including establishing relationships with manufacturers or suppliers of active pharmaceutical ingredients and other component materials and manufacturers of the Company’s products); co-development, co-marketing, profit sharing, joint venture or other similar arrangements; and (xxxxii) to the extent that an Award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by the Board.

(ll) “Performance Goals” means, for a Performance Period, the one or more goals established by the Board for the Performance Period based upon the Performance Criteria. Performance Goals may be based on a Company-wide basis, with respect to one or more business units, divisions, Affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the Board (i) in the Award Agreement at the time the Award is granted or (ii) in such other document setting forth the Performance Goals at the time the Performance Goals are established, the Board will appropriately make adjustments in the method of calculating the attainment of Performance Goals for a Performance Period as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects, as applicable, for non-U.S. dollar denominated Performance Goals; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; and (5) to exclude the effects of any “extraordinary items” as determined under generally accepted accounting principles.

(mm) “Performance Period” means the period of time selected by the Board over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to and the payment of a Stock Award or a Performance Cash Award. Performance Periods may be of varying and overlapping duration, at the sole discretion of the Board.

(nn) “Performance Stock Award” means a Stock Award granted under the terms and conditions of Section 6(c)(i).

25.

(oo) “Plan” means this GlobeImmune, Inc. 2012 Equity Incentive Plan.

(pp) “Restricted Stock Award” means an award of shares of Common Stock which is granted pursuant to the terms and conditions of Section 6(a).

(qq) “Restricted Stock Award Agreement” means a written agreement between the Company and a holder of a Restricted Stock Award evidencing the terms and conditions of a Restricted Stock Award grant. Each Restricted Stock Award Agreement will be subject to the terms and conditions of the Plan.

(rr) “Restricted Stock Unit Award” means a right to receive shares of Common Stock which is granted pursuant to the terms and conditions of Section 6(b).

(ss) “Restricted Stock Unit Award Agreement” means a written agreement between the Company and a holder of a Restricted Stock Unit Award evidencing the terms and conditions of a Restricted Stock Unit Award grant. Each Restricted Stock Unit Award Agreement will be subject to the terms and conditions of the Plan.

(tt) “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

(uu) “Rule 405” means Rule 405 promulgated under the Securities Act.

(vv) “Rule 701” means Rule 701 promulgated under the Securities Act.

(ww) “Securities Act” means the Securities Act of 1933, as amended.

(xx) “Stock Appreciation Right” or “SAR” means a right to receive the appreciation on Common Stock that is granted pursuant to the terms and conditions of Section 5.

(yy) “Stock Appreciation Right Agreement” means a written agreement between the Company and a holder of a Stock Appreciation Right evidencing the terms and conditions of a Stock Appreciation Right grant. Each Stock Appreciation Right Agreement will be subject to the terms and conditions of the Plan.

(zz) “Stock Award” means any right to receive Common Stock granted under the Plan, including an Incentive Stock Option, a Nonstatutory Stock Option, a Restricted Stock Award, a Restricted Stock Unit Award, a Stock Appreciation Right, a Performance Stock Award or any Other Stock Award.

(aaa) “Stock Award Agreement” means a written agreement between the Company and a Participant evidencing the terms and conditions of a Stock Award grant. Each Stock Award Agreement will be subject to the terms and conditions of the Plan.

(bbb) “Subsidiary” means, with respect to the Company, (i) any corporation of which more than 50% of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation will have or might have voting power by reason of the

26.

happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than 50%.

(ccc) “Ten Percent Stockholder” means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any Affiliate.

27.

Exhibit 10.2.1

GLOBEIMMUNE, INC.

STOCK OPTION GRANT NOTICE

(2012 EQUITY INCENTIVE PLAN)

GlobeImmune, Inc. (the “Company”), pursuant to its 2012 Equity Incentive Plan (the “Plan”), hereby grants to Optionholder an option to purchase the number of shares of the Company’s Common Stock set forth below. This option is subject to all of the terms and conditions as set forth in this notice, in the Option Agreement, the Plan and the Notice of Exercise, all of which are attached hereto and incorporated herein in their entirety. Capitalized terms not explicitly defined herein but defined in the Plan or the Option Agreement will have the same definitions as in the Plan or the Option Agreement. If there is any conflict between the terms in this notice and the Plan, the terms of the Plan will control.

Optionholder:
Date of Grant:
Vesting Commencement Date:
Number of Shares Subject to Option:
Exercise Price (Per Share):
Total Exercise Price:
Expiration Date:

Type of Grant:	☐ Incentive Stock Option[1] ☐ Nonstatutory Stock Option

Exercise Schedule:	Same as Vesting Schedule

Vesting Schedule:	[As determined by the Board]

Payment:	By one or a combination of the following items (described in the Option Agreement):

☒ By cash, check, bank draft or money order payable to the Company
☒ Pursuant to a Regulation T Program if the shares are publicly traded
☒ By delivery of already-owned shares if the shares are publicly traded
☒ If and only to the extent this option is a Nonstatutory Stock Option, and subject to the Company’s consent at the time of exercise, by a “net exercise” arrangement

[1]	If this is an Incentive Stock Option, it (plus other outstanding Incentive Stock Options) cannot be first exercisable for more than $100,000 in value (measured by exercise price) in any calendar year. Any excess over $100,000 is a Nonstatutory Stock Option.

1.

Additional Terms/Acknowledgements: By accepting this option, Optionholder consents to receive such documents by electronic delivery and to participate in the Plan through an on-line or electronic system established and maintained by the Company or another third party designated by the Company. Optionholder acknowledges receipt of, and understands and agrees to, this Stock Option Grant Notice, the Option Agreement and the Plan. Optionholder acknowledges and agrees that this Stock Option Grant Notice and the Option Agreement may not be modified, amended or revised except as provided in a writing signed by Optionholder and a duly authorized officer of the Company or as otherwise provided in the Plan. Optionholder further acknowledges that as of the Date of Grant, this Stock Option Grant Notice, the Option Agreement, and the Plan set forth the entire understanding between Optionholder and the Company regarding this stock option award and supersede all prior oral and written agreements, promises and/or representations on that subject with the exception of (i) options previously granted and delivered to Optionholder, and (ii) the following agreements only:                                                                          .

GLOBEIMMUNE, INC.		OPTIONHOLDER:

By:
	Signature		Signature

Title:		Date:

Date:

ATTACHMENTS: Option Agreement, 2012 Equity Incentive Plan and Notice of Exercise

2.

ATTACHMENT I

GLOBEIMMUNE, INC.

2012 EQUITY INCENTIVE Plan

OPTION AGREEMENT

(INCENTIVE STOCK OPTION OR NONSTATUTORY STOCK OPTION)

Pursuant to your Stock Option Grant Notice (“Grant Notice”) and this Option Agreement, GlobeImmune, Inc. (the “Company”) has granted you an option under its 2012 Equity Incentive Plan (the “Plan”) to purchase the number of shares of the Company’s Common Stock indicated in your Grant Notice at the exercise price indicated in your Grant Notice. The option is granted to you effective as of the date of grant set forth in the Grant Notice (the “Date of Grant”). If there is any conflict between the terms in this Option Agreement and the Plan, the terms of the Plan will control. Capitalized terms not explicitly defined in this Option Agreement or in the Grant Notice but defined in the Plan will have the same definitions as in the Plan.

The details of your option, in addition to those set forth in the Grant Notice and the Plan, are as follows:

1. VESTING. Your option will vest as provided in your Grant Notice. Vesting will cease upon the termination of your Continuous Service.

2. NUMBER OF SHARES AND EXERCISE PRICE. The number of shares of Common Stock subject to your option and your exercise price per share in your Grant Notice will be adjusted for Capitalization Adjustments.

3. EXERCISE RESTRICTION FOR NON-EXEMPT EMPLOYEES. If you are an Employee eligible for overtime compensation under the Fair Labor Standards Act of 1938, as amended (that is, a “Non-Exempt Employee”), and except as otherwise provided in the Plan, you may not exercise your option until you have completed at least six months of Continuous Service measured from the Date of Grant, even if you have already been an employee for more than six months. Consistent with the provisions of the Worker Economic Opportunity Act, you may exercise your option as to any vested portion prior to such six month anniversary in the case of (i) your death or disability, (ii) a Corporate Transaction in which your option is not assumed, continued or substituted, (iii) a Change in Control or (iv) your termination of Continuous Service on your “retirement” (as defined in the Company’s benefit plans).

4. METHOD OF PAYMENT. You must pay the full amount of the exercise price for the shares you wish to exercise. You may pay the exercise price in cash or by check, bank draft or money order payable to the Company or in any other manner permitted by your Grant Notice, which may include one or more of the following:

(a) Provided that at the time of exercise the Common Stock is publicly traded, pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of Common Stock, results in either the receipt of cash (or check)

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by the Company or the receipt of irrevocable instructions to pay the aggregate exercise price to the Company from the sales proceeds. This manner of payment is also known as a “broker-assisted exercise”, “same day sale”, or “sell to cover”.

(b) Provided that at the time of exercise the Common Stock is publicly traded, by delivery to the Company (either by actual delivery or attestation) of already-owned shares of Common Stock that are owned free and clear of any liens, claims, encumbrances or security interests, and that are valued at Fair Market Value on the date of exercise. “Delivery” for these purposes, in the sole discretion of the Company at the time you exercise your option, will include delivery to the Company of your attestation of ownership of such shares of Common Stock in a form approved by the Company. You may not exercise your option by delivery to the Company of Common Stock if doing so would violate the provisions of any law, regulation or agreement restricting the redemption of the Company’s stock.

(c) If this option is a Nonstatutory Stock Option, subject to the consent of the Company at the time of exercise, by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of Common Stock issued upon exercise of your option by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price. You must pay any remaining balance of the aggregate exercise price not satisfied by the “net exercise” in cash or other permitted form of payment. Shares of Common Stock will no longer be outstanding under your option and will not be exercisable thereafter if those shares (i) are used to pay the exercise price pursuant to the “net exercise,” (ii) are delivered to you as a result of such exercise, and (iii) are withheld to satisfy your tax withholding obligations.

5. WHOLE SHARES. You may exercise your option only for whole shares of Common Stock.

6. SECURITIES LAW COMPLIANCE. In no event may you exercise your option unless the shares of Common Stock issuable upon exercise are then registered under the Securities Act or, if not registered, the Company has determined that your exercise and the issuance of the shares would be exempt from the registration requirements of the Securities Act. The exercise of your option also must comply with all other applicable laws and regulations governing your option, and you may not exercise your option if the Company determines that such exercise would not be in material compliance with such laws and regulations (including any restrictions on exercise required for compliance with Treas. Reg. 1.401(k)-1(d)(3), if applicable).

7. TERM. You may not exercise your option before the Date of Grant or after the expiration of the option’s term. The term of your option expires, subject to the provisions of Section 5(h) of the Plan, upon the earliest of the following:

(a) immediately upon the termination of your Continuous Service for Cause;

(b) three months after the termination of your Continuous Service for any reason other than Cause, your Disability or your death (except as otherwise provided in Section 8(d) below); provided, however, that if during any part of such three month period your option is not exercisable solely because of the condition set forth in the section above relating to

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“Securities Law Compliance,” your option will not expire until the earlier of the Expiration Date or until it has been exercisable for an aggregate period of three months after the termination of your Continuous Service; provided further, that if (i) you are a Non-Exempt Employee, (ii) your Continuous Service terminates within six months after the Date of Grant, and (iii) you have vested in a portion of your option at the time of your termination of Continuous Service, your option will not expire until the earlier of (x) the later of (A) the date that is seven months after the Date of Grant, and (B) the date that is three months after the termination of your Continuous Service, and (y) the Expiration Date;

(c) 12 months after the termination of your Continuous Service due to your Disability (except as otherwise provided in Section 8(d)) below;

(d) 18 months after your death if you die either during your Continuous Service or within three months after your Continuous Service terminates for any reason other than Cause;

(e) the Expiration Date indicated in your Grant Notice; or

(f) the day before the 10th anniversary of the Date of Grant.

If your option is an Incentive Stock Option, note that to obtain the federal income tax advantages associated with an Incentive Stock Option, the Code requires that at all times beginning on the Date of Grant and ending on the day three months before the date of your option’s exercise, you must be an employee of the Company or an Affiliate, except in the event of your death or Disability. The Company has provided for extended exercisability of your option under certain circumstances for your benefit but cannot guarantee that your option will necessarily be treated as an Incentive Stock Option if you continue to provide services to the Company or an Affiliate as a Consultant or Director after your employment terminates or if you otherwise exercise your option more than three months after the date your employment with the Company or an Affiliate terminates.

8. EXERCISE.

(a) You may exercise the vested portion of your option (and the unvested portion of your option if your Grant Notice so permits) during its term by (i) delivering a Notice of Exercise (in a form designated by the Company) or completing such other documents and/or procedures designated by the Company for exercise and (ii) paying the exercise price and any applicable withholding taxes to the Company’s Secretary, stock plan administrator, or such other person as the Company may designate, together with such additional documents as the Company may then require.

(b) By exercising your option you agree that, as a condition to any exercise of your option, the Company may require you to enter into an arrangement providing for the payment by you to the Company of any tax withholding obligation of the Company arising by reason of (i) the exercise of your option, (ii) the lapse of any substantial risk of forfeiture to which the shares of Common Stock are subject at the time of exercise, or (iii) the disposition of shares of Common Stock acquired upon such exercise.

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(c) If your option is an Incentive Stock Option, by exercising your option you agree that you will notify the Company in writing within 15 days after the date of any disposition of any of the shares of the Common Stock issued upon exercise of your option that occurs within two years after the Date of Grant or within one year after such shares of Common Stock are transferred upon exercise of your option.

9. PARACHUTE PAYMENTS.

(a) If any payment or benefit you would receive from the Company or otherwise in connection with a Change in Control or other similar transaction (“Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then such Payment will be equal to the Reduced Amount. The “Reduced Amount” will be either (x) the largest portion of the Payment that would result in no portion of the Payment being subject to the Excise Tax, or (y) the largest portion, up to and including the total, of the Payment, whichever amount ((x) or (y)), after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in your receipt, on an after-tax basis, of the greater amount of the Payment notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in payments or benefits constituting “parachute payments” is necessary so that the Payment equals the Reduced Amount, reduction will occur in the manner that results in the greatest economic benefit for you.

(b) The independent registered public accounting firm engaged by the Company for general audit purposes as of the day prior to the effective date of the event described in Section 280G(b)(2)(A)(i) of the Code will perform the foregoing calculations. If the independent registered public accounting firm so engaged by the Company is serving as accountant or auditor for the individual, entity or group effecting such Change in Control or similar transaction, the Company will appoint a nationally recognized independent registered public accounting firm to make the determinations required hereunder. The Company will bear all expenses with respect to the determinations by such independent registered public accounting firm required to be made hereunder.

(c) The independent registered public accounting firm engaged to make the determinations hereunder will provide its calculations, together with detailed supporting documentation, to the Company and you within 30 calendar days after the date on which your right to a Payment is triggered (if requested at that time by the Company or you) or such other time as reasonably requested by the Company or you. Any good faith determinations of the independent registered public accounting firm made hereunder will be final, binding and conclusive upon the Company and you.

10. TRANSFERABILITY. Except as otherwise provided in this Section 10, your option is not transferable, except by will or by the laws of descent and distribution, and is exercisable during your life only by you.

(a) Certain Trusts. Upon receiving written permission from the Board or its duly authorized designee, you may transfer your option to a trust if you are considered to be the

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sole beneficial owner (determined under Section 671 of the Code and applicable state law) while the option is held in the trust. You and the trustee must enter into transfer and other agreements required by the Company.

(b) Domestic Relations Orders. Upon receiving written permission from the Board or its duly authorized designee, and provided that you and the designated transferee enter into transfer and other agreements required by the Company, you may transfer your option pursuant to the terms of a domestic relations order, official marital settlement agreement or other divorce or separation instrument as permitted by Treasury Regulation 1.421-1(b)(2) that contains the information required by the Company to effectuate the transfer. You are encouraged to discuss the proposed terms of any division of this option with the Company prior to finalizing the domestic relations order or marital settlement agreement to help ensure the required information is contained within the domestic relations order or marital settlement agreement. If this option is an Incentive Stock Option, this option may be deemed to be a Nonstatutory Stock Option as a result of such transfer.

(c) Beneficiary Designation. Upon receiving written permission from the Board or its duly authorized designee, you may, by delivering written notice to the Company, in a form approved by the Company and any broker designated by the Company to handle option exercises, designate a third party who, on your death, will thereafter be entitled to exercise this option and receive the Common Stock or other consideration resulting from such exercise. In the absence of such a designation, your executor or administrator of your estate will be entitled to exercise this option and receive, on behalf of your estate, the Common Stock or other consideration resulting from such exercise.

11. OPTION NOT A SERVICE CONTRACT. Your option is not an employment or service contract, and nothing in your option will be deemed to create in any way whatsoever any obligation on your part to continue in the employ of the Company or an Affiliate, or of the Company or an Affiliate to continue your employment. In addition, nothing in your option will obligate the Company or an Affiliate, their respective stockholders, boards of directors, officers or Employees to continue any relationship that you might have as a Director or Consultant for the Company or an Affiliate.

12. WITHHOLDING OBLIGATIONS.

(a) At the time you exercise your option, in whole or in part, and at any time thereafter as requested by the Company, you hereby authorize withholding from payroll and any other amounts payable to you, and otherwise agree to make adequate provision for (including by means of a “same day sale” pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board to the extent permitted by the Company), any sums required to satisfy the federal, state, local and foreign tax withholding obligations of the Company or an Affiliate, if any, which arise in connection with the exercise of your option.

(b) If this option is a Nonstatutory Stock Option, then upon your request and subject to approval by the Company, and compliance with any applicable legal conditions or restrictions, the Company may withhold from fully vested shares of Common Stock otherwise issuable to you upon the exercise of your option a number of whole shares of Common Stock

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having a Fair Market Value, determined by the Company as of the date of exercise, not in excess of the minimum amount of tax required to be withheld by law (or such lower amount as may be necessary to avoid classification of your option as a liability for financial accounting purposes). If the date of determination of any tax withholding obligation is deferred to a date later than the date of exercise of your option, share withholding pursuant to the preceding sentence will not be permitted unless you make a proper and timely election under Section 83(b) of the Code, covering the aggregate number of shares of Common Stock acquired upon such exercise with respect to which such determination is otherwise deferred, to accelerate the determination of such tax withholding obligation to the date of exercise of your option. Notwithstanding the filing of such election, shares of Common Stock will be withheld solely from fully vested shares of Common Stock determined as of the date of exercise of your option that are otherwise issuable to you upon such exercise. Any adverse consequences to you arising in connection with such share withholding procedure will be your sole responsibility.

(c) You may not exercise your option unless the tax withholding obligations of the Company and/or any Affiliate are satisfied. Accordingly, you may not be able to exercise your option when desired even though your option is vested, and the Company will have no obligation to issue a certificate for such shares of Common Stock or release such shares of Common Stock from any escrow provided for herein, if applicable, unless such obligations are satisfied.

13. TAX CONSEQUENCES. You hereby agree that the Company does not have a duty to design or administer the Plan or its other compensation programs in a manner that minimizes your tax liabilities. You will not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates related to tax liabilities arising from your option or your other compensation. In particular, you acknowledge that this option is exempt from Section 409A of the Code only if the exercise price per share specified in the Grant Notice is at least equal to the “fair market value” per share of the Common Stock on the Date of Grant and there is no other impermissible deferral of compensation associated with the option.

14. NOTICES. Any notices provided for in your option or the Plan will be given in writing (including electronically) and will be deemed effectively given upon receipt or, in the case of notices delivered by mail by the Company to you, five days after deposit in the United States mail, postage prepaid, addressed to you at the last address you provided to the Company. The Company may, in its sole discretion, decide to deliver any documents related to participation in the Plan and this option by electronic means or to request your consent to participate in the Plan by electronic means. By accepting this option, you consent to receive such documents by electronic delivery and to participate in the Plan through an on-line or electronic system established and maintained by the Company or another third party designated by the Company.

15. GOVERNING PLAN DOCUMENT. Your option is subject to all the provisions of the Plan, the provisions of which are hereby made a part of your option, and is further subject to all interpretations, amendments, rules and regulations, which may from time to time be promulgated and adopted pursuant to the Plan. If there is any conflict between the provisions of your option and those of the Plan, the provisions of the Plan will control.

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ATTACHMENT II

2012 EQUITY INCENTIVE PLAN

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ATTACHMENT III

NOTICE OF EXERCISE

GlobeImmune, Inc.

1450 Infinite Drive

Louisville, CO 80027

Date of Exercise:

Ladies and Gentlemen:

This constitutes notice to GlobeImmune, Inc. (the “Company”) under my stock option that I elect to purchase the below number of shares of Common Stock of the Company (the “Shares”) for the price set forth below.

Type of option (check one):	Incentive ☐	Nonstatutory ☐

Stock option dated:

Number of Shares as to which option is exercised:

Certificates to be issued in name of:

Total exercise price:	$

Cash payment delivered herewith:	$

Value of Shares delivered herewith[2]:	$

Value of Shares pursuant to net exercise[2]:	$

Regulation T Program (cashless exercise3):	$

[2]

Shares must meet the public trading requirements set forth in the option. Shares must be valued in accordance with the terms of the option being exercised, and must be owned free and clear of any liens, claims, encumbrances or security interests. Certificates must be endorsed or accompanied by an executed assignment separate from certificate.

[2]	The option must be a Nonstatutory Stock Option, and GlobeImmune, Inc. must have established net exercise procedures at the time of exercise, in order to utilize this payment method.
[3]	Shares must meet the public trading requirements set forth in the option.

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By this exercise, I agree (i) to provide such additional documents as you may require pursuant to the terms of the Company’s 2012 Equity Incentive Plan (ii) to provide for the payment by me to you (in the manner designated by you) of your withholding obligation, if any, relating to the exercise of this option, and (iii) if this exercise relates to an incentive stock option, to notify you in writing within 15 days after the date of any disposition of any of the Shares issued upon exercise of this option that occurs within two years after the date of grant of this option or within one year after such Shares are issued upon exercise of this option.

Very truly yours,

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Exhibit 10.3

GLOBEIMMUNE, INC.

2012 EMPLOYEE STOCK PURCHASE PLAN

ADOPTED BY THE BOARD OF DIRECTORS: [—], 2012

APPROVED BY THE STOCKHOLDERS: [—], 2012

1.	GENERAL; PURPOSE.

(a) The Plan provides a means by which Eligible Employees of the Company and certain designated Related Corporations may be given an opportunity to purchase shares of Common Stock. The Plan permits the Company to grant a series of Purchase Rights to Eligible Employees.

(b) The Company, by means of the Plan, seeks to retain the services of such Employees, to secure and retain the services of new Employees and to provide incentives for such persons to exert maximum efforts for the success of the Company and its Related Corporations.

2.	ADMINISTRATION.

(a) The Board will administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in Section 2(c).

(b) The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine how and when Purchase Rights will be granted and the provisions of each Offering (which need not be identical).

(ii) To designate from time to time which Related Corporations of the Company will be eligible to participate in the Plan.

(iii) To construe and interpret the Plan and Purchase Rights, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it deems necessary or expedient to make the Plan fully effective.

(iv) To settle all controversies regarding the Plan and Purchase Rights granted under the Plan.

(v) To suspend or terminate the Plan at any time as provided in Section 12.

(vi) To amend the Plan at any time as provided in Section 12.

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(vii) Generally, to exercise such powers and to perform such acts as it deems necessary or expedient to promote the best interests of the Company and its Related Corporations and to carry out the intent that the Plan be treated as an Employee Stock Purchase Plan.

(viii) To adopt such procedures and sub-plans as are necessary or appropriate to permit participation in the Plan by Employees who are foreign nationals or employed outside the United States.

(c) The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated. Whether or not the Board has delegated administration of the Plan to a Committee, the Board will have the final power to determine all questions of policy and expediency that may arise in the administration of the Plan.

(d) All determinations, interpretations and constructions made by the Board in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

3.	SHARES OF COMMON STOCK SUBJECT TO THE PLAN.

(a) Subject to the provisions of Section 11(a) relating to Capitalization Adjustments, the maximum number of shares of Common Stock that may be issued under the Plan will not exceed [—] shares of Common Stock, plus the number of shares that are automatically added on January 1st of each year for a period of up to ten years, commencing on the first January 1 following the IPO Date and ending on (and including) January 1, 2022, in an amount equal to the lesser of (i) [—]% of the total number of shares of Capital Stock outstanding on December 31st of the preceding calendar year, and (ii) [—] shares of Common Stock. Notwithstanding the foregoing, the Board may act prior to the first day of any calendar year to provide that there will be no January 1st increase in the share reserve for such calendar year or that the increase in the share reserve for such calendar year will be a lesser number of shares of Common Stock than would otherwise occur pursuant to the preceding sentence.

(b) If any Purchase Right granted under the Plan terminates without having been exercised in full, the shares of Common Stock not purchased under such Purchase Right will again become available for issuance under the Plan.

(c) The stock purchasable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market.

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4.	GRANT OF PURCHASE RIGHTS; OFFERING.

(a) The Board may from time to time grant or provide for the grant of Purchase Rights to Eligible Employees under an Offering on Offering Dates selected by the Board. Each Offering will be in such form and will contain such terms and conditions as the Board deems appropriate, which will comply with the requirement of Section 423(b)(5) of the Code that all Employees granted Purchase Rights will have the same rights and privileges. The provisions of separate Offerings need not be identical, but each Offering must include (through incorporation of the provisions of this Plan by reference in the document comprising the Offering or otherwise) the period during which the Offering will be effective, which period will not exceed 27 months beginning with the Offering Date, and the substance of the provisions contained in Sections 5 through 8, inclusive.

(b) If a Participant has more than one Purchase Right outstanding under the Plan, unless he or she otherwise indicates in forms delivered to the Company: (i) each form will apply to all of his or her Purchase Rights under the Plan, and (ii) a Purchase Right with a lower exercise price (or an earlier-granted Purchase Right, if different Purchase Rights have identical exercise prices) will be exercised to the fullest possible extent before a Purchase Right with a higher exercise price (or a later-granted Purchase Right if different Purchase Rights have identical exercise prices) will be exercised.

(c) The Board will have the discretion to structure an Offering so that if the Fair Market Value of the shares of Common Stock on the first Trading Day of a new Purchase Period within that Offering is less than or equal to the Fair Market Value of the shares of Common Stock on the Offering Date, then (i) that Offering will terminate immediately as of that first Trading Day, and (ii) the Participants in such terminated Offering will be automatically enrolled in a new Offering beginning on the first Trading Day of such new Purchase Period.

5.	ELIGIBILITY.

(a) Purchase Rights may be granted only to Employees of the Company or, as the Board may designate in accordance with Section 2(b), to Employees of a Related Corporation. Except as provided in Section 5(b), an Employee will not be eligible to be granted Purchase Rights unless, on the Offering Date, the Employee has been in the employ of the Company or the Related Corporation, as the case may be, for such continuous period preceding such Offering Date as the Board may require, but in no event will the required period of continuous employment be equal to or greater than two years. In addition, the Board may (unless prohibited by law) provide that no Employee will be eligible to be granted Purchase Rights under the Plan unless, on the Offering Date, such Employee’s customary employment with the Company or the Related Corporation is more than 20 hours per week and more than five months per calendar year or such other criteria as the Board may determine consistent with Section 423 of the Code.

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(b) The Board may provide that each person who, during the course of an Offering, first becomes an Eligible Employee will, on or after the day on which such person becomes an Eligible Employee, receive a Purchase Right under that Offering, which Purchase Right will thereafter be deemed to be a part of that Offering. Such Purchase Right will have the same characteristics as any Purchase Rights originally granted under that Offering, as described herein, except that:

(i) the date on which such Purchase Right is granted will be the “Offering Date” of such Purchase Right for all purposes, including determination of the exercise price of such Purchase Right;

(ii) the period of the Offering with respect to such Purchase Right will begin on its Offering Date and end coincident with the end of the original Offering; and

(iii) the Board may provide that if such person first becomes an Eligible Employee within a specified period of time before the end of the Offering, he or she will not receive any Purchase Right under that Offering.

(c) No Employee will be eligible for the grant of any Purchase Rights if, immediately after any such Purchase Rights are granted, such Employee owns stock possessing 5% or more of the total combined voting power or value of all classes of stock of the Company or of any Related Corporation (unless otherwise required by law). For purposes of this Section 5(c), the rules of Section 424(d) of the Code will apply in determining the stock ownership of any Employee, and stock which such Employee may purchase under all outstanding Purchase Rights and options will be treated as stock owned by such Employee.

(d) As specified by Section 423(b)(8) of the Code, an Eligible Employee may be granted Purchase Rights only if such Purchase Rights, together with any other rights granted under all Employee Stock Purchase Plans of the Company and any Related Corporations, do not permit such Eligible Employee’s rights to purchase stock of the Company or any Related Corporation to accrue at a rate which exceeds $25,000 of Fair Market Value of such stock (determined at the time such rights are granted, and which, with respect to the Plan, will be determined as of their respective Offering Dates) for each calendar year in which such rights are outstanding at any time.

(e) Officers of the Company and any designated Related Corporation, if they are otherwise Eligible Employees, will be eligible to participate in Offerings under the Plan. Notwithstanding the foregoing, the Board may (unless prohibited by law) provide in an Offering that Employees who are highly compensated Employees within the meaning of Section 423(b)(4)(D) of the Code will not be eligible to participate.

6.	PURCHASE RIGHTS; PURCHASE PRICE.

(a) On each Offering Date, each Eligible Employee, will be granted a Purchase Right under the applicable Offering to purchase up to that number of shares of Common Stock purchasable either with a percentage or with a maximum dollar amount, as designated by the Board, but in either case not exceeding 15% of such Employee’s earnings (as defined by the Board in each Offering) during the period that begins on the Offering Date (or such other date as the Board determines for a particular Offering) and ends on the date stated in the Offering, which date will be no later than the end of the Offering.

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(b) The Board will establish one or more Purchase Dates during an Offering on which Purchase Rights granted for that Offering will be exercised and shares of Common Stock will be purchased in accordance with such Offering.

(c) In connection with each Offering made under the Plan, the Board may specify (i) a maximum number of shares of Common Stock that may be purchased by any Participant on any Purchase Date during such Offering, (ii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants pursuant to such Offering, and/or (iii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants on any Purchase Date under the Offering. If the aggregate purchase of shares of Common Stock issuable upon exercise of Purchase Rights granted under the Offering would exceed any such maximum aggregate number, then, in the absence of any Board action otherwise, a pro rata (based on each Participant’s accumulated Contributions) allocation of the shares of Common Stock available will be made in as nearly a uniform manner as will be practicable and equitable.

(d) The purchase price of shares of Common Stock acquired pursuant to Purchase Rights will be not less than the lesser of:

(i) an amount equal to 85% of the Fair Market Value of the shares of Common Stock on the Offering Date; or

(ii) an amount equal to 85% of the Fair Market Value of the shares of Common Stock on the applicable Purchase Date.

7.	PARTICIPATION; WITHDRAWAL; TERMINATION.

(a) An Eligible Employee may elect to authorize payroll deductions as the means of making Contributions by completing and delivering to the Company, within the time specified in the Offering, an enrollment form provided by the Company. The enrollment form will specify the amount of Contributions not to exceed the maximum amount specified by the Board. Each Participant’s Contributions will be credited to a bookkeeping account for such Participant under the Plan and will be deposited with the general funds of the Company except where applicable law requires that Contributions be deposited with a third party. If permitted in the Offering, a Participant may begin such Contributions with the first payroll occurring on or after the Offering Date (or, in the case of a payroll date that occurs after the end of the prior Offering but before the Offering Date of the next new Offering, Contributions from such payroll will be included in the new Offering). If permitted in the Offering, a Participant may thereafter reduce (including to zero) or increase his or her Contributions. If required under applicable law or if specifically provided in the Offering, in addition to or instead of making Contributions by payroll deductions, a Participant may make Contributions through the payment by cash or check prior to a Purchase Date.

(b) During an Offering, a Participant may cease making Contributions and withdraw from the Offering by delivering to the Company a withdrawal form provided by the Company. The Company may impose a deadline before a Purchase Date for withdrawing. Upon such withdrawal, such Participant’s Purchase Right in that Offering will immediately terminate and

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the Company will distribute to such Participant all of his or her accumulated but unused Contributions. A Participant’s withdrawal from that Offering will have no effect upon his or her eligibility to participate in any other Offerings under the Plan, but the Participant will be required to deliver a new enrollment form to participate in future Offerings.

(c) Unless otherwise required by applicable law, Purchase Rights granted pursuant to any Offering under the Plan will terminate immediately if the Participant either (i) is no longer an Employee for any reason or for no reason or (ii) is otherwise no longer eligible to participate. The Company will distribute to such individual all of his or her accumulated but unused Contributions.

(d) During a Participant’s lifetime, Purchase Rights will be exercisable only by such Participant. Purchase Rights are not transferable by a Participant, except by will, by the laws of descent and distribution, or, if permitted by the Company, by a beneficiary designation as described in Section 10.

(e) The Company has no obligation to pay interest on Contributions, unless otherwise required by applicable law.

8.	EXERCISE OF PURCHASE RIGHTS.

(a) On each Purchase Date, each Participant’s accumulated Contributions will be applied to the purchase of shares of Common Stock, up to the maximum number of shares of Common Stock permitted by the Plan and the applicable Offering, at the purchase price specified in the Offering. No fractional shares will be issued unless specifically provided for in the Offering.

(b) If any amount of accumulated Contributions remains in a Participant’s account after the purchase of shares of Common Stock on the final Purchase Date of an Offering and such remaining amount is less than the amount required to purchase one share of Common Stock, then such remaining amount will be held in such Participant’s account for the purchase of shares of Common Stock under the next Offering under the Plan, unless such Participant withdraws from or is not eligible to participate in such Offering, in which case such amount will be distributed to such Participant after the final Purchase Date, without interest (unless otherwise required by applicable law). If the amount of Contributions remaining in a Participant’s account after the purchase of shares of Common Stock on the final Purchase Date of an Offering is at least equal to the amount required to purchase one whole share of Common Stock , then such remaining amount will not roll over to the next Offering and will instead be distributed in full to such Participant after the final Purchase Date, without interest (unless otherwise required by applicable law).

(c) No Purchase Rights may be exercised to any extent unless the shares of Common Stock to be issued upon such exercise under the Plan are covered by an effective registration statement pursuant to the Securities Act and the Plan is in material compliance with all applicable laws. If on a Purchase Date the shares of Common Stock are not so registered or the Plan is not in such compliance, no Purchase Rights will be exercised on such Purchase Date, and the Purchase Date will be delayed until the shares of Common Stock are subject to such an

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effective registration statement and the Plan is in material compliance, except that the Purchase Date will in no event be more than 27 months from the Offering Date. If, on the Purchase Date, as delayed to the maximum extent permissible, the shares of Common Stock are not registered and the Plan is not in material compliance with all applicable laws, no Purchase Rights will be exercised and all accumulated but unused Contributions will be distributed to the Participants without interest.

9.	COVENANTS OF THE COMPANY.

The Company will seek to obtain from each federal, state, foreign or other regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Purchase Rights and issue and sell shares of Common Stock thereunder. If, after commercially reasonable efforts, the Company is unable to obtain the authority that counsel for the Company deems necessary for the grant of Purchase Rights or the lawful issuance and sale of Common Stock under the Plan, and at a commercially reasonable cost, the Company will be relieved from any liability for failure to grant Purchase Rights and/or to issue and sell Common Stock upon exercise of such Purchase Rights.

10.	DESIGNATION OF BENEFICIARY.

(a) The Company may, but is not obligated to, permit a Participant to submit a form designating a beneficiary who will receive any shares of Common Stock and/or Contributions from the Participant’s account under the Plan if the Participant dies before such shares and/or Contributions are delivered to the Participant. The Company may, but is not obligated to, permit the Participant to change such designation of beneficiary. Any such designation and/or change must be on a form approved by the Company.

(b) If a Participant dies, and in the absence of a valid beneficiary designation, the Company will deliver any shares of Common Stock and/or Contributions to the executor or administrator of the estate of the Participant. If no executor or administrator has been appointed (to the knowledge of the Company), the Company, in its sole discretion, may deliver such shares of Common Stock and/or Contributions to the Participant’s spouse, dependents or relatives, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

11.	ADJUSTMENTS UPON CHANGES IN COMMON STOCK; CORPORATE TRANSACTIONS.

(a) Upon a Capitalization Adjustment, the Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a), (ii) the class(es) and maximum number of securities by which the share reserve is to increase automatically each year pursuant to Section 3(a), (iii) the class(es) and number of securities subject to, and the purchase price applicable to outstanding Offerings and Purchase Rights, and (iv) the class(es) and number of securities that are the subject of the purchase limits under each ongoing Offering. The Board will make these adjustments, and its determination will be final, binding and conclusive.

(b) Upon a Corporate Transaction, then: (i) any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or

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continue outstanding Purchase Rights or may substitute similar rights (including a right to acquire the same consideration paid to the stockholders in the Corporate Transaction) for outstanding Purchase Rights, or (ii) if any surviving or acquiring corporation (or its parent company) does not assume or continue such Purchase Rights or does not substitute similar rights for such Purchase Rights, then the Participants’ accumulated Contributions will be used to purchase shares of Common Stock within ten business days prior to the Corporate Transaction under the outstanding Purchase Rights, and the Purchase Rights will terminate immediately after such purchase.

12.	AMENDMENT, TERMINATION OR SUSPENSION OF THE PLAN.

(a) The Board may amend the Plan at any time in any respect the Board deems necessary or advisable. However, except as provided in Section 11(a) relating to Capitalization Adjustments, stockholder approval will be required for any amendment of the Plan for which stockholder approval is required by applicable law or listing requirements, including any amendment that either (i) materially increases the number of shares of Common Stock available for issuance under the Plan, (ii) materially expands the class of individuals eligible to become Participants and receive Purchase Rights, (iii) materially increases the benefits accruing to Participants under the Plan or materially reduces the price at which shares of Common Stock may be purchased under the Plan, (iv) materially extends the term of the Plan, or (v) expands the types of awards available for issuance under the Plan, but in each of (i) through (v) above only to the extent stockholder approval is required by applicable law or listing requirements.

(b) The Board may suspend or terminate the Plan at any time. No Purchase Rights may be granted under the Plan while the Plan is suspended or after it is terminated.

(c) Any benefits, privileges, entitlements and obligations under any outstanding Purchase Rights granted before an amendment, suspension or termination of the Plan will not be materially impaired by any such amendment, suspension or termination except (i) with the consent of the person to whom such Purchase Rights were granted, (ii) as necessary to comply with any laws, listing requirements, or governmental regulations (including, without limitation, the provisions of Section 423 of the Code and the regulations and other interpretive guidance issued thereunder relating to Employee Stock Purchase Plans) including without limitation any such regulations or other guidance that may be issued or amended after the Effective Date, or (iii) as necessary to obtain or maintain favorable tax, listing, or regulatory treatment. To be clear, the Board may amend outstanding Purchase Rights without a Participant’s consent if such amendment is necessary to ensure that the Purchase Right and/or the Plan complies with the requirements of Section 423 of the Code.

13.	EFFECTIVE DATE OF PLAN.

The Plan will become effective on the IPO Date. No Purchase Rights will be exercised unless and until the Plan has been approved by the stockholders of the Company, which approval must be within 12 months before or after the date the Plan is adopted (or if required under Section 12(a) above, materially amended) by the Board.

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14.	MISCELLANEOUS PROVISIONS.

(a) Proceeds from the sale of shares of Common Stock pursuant to Purchase Rights will constitute general funds of the Company.

(b) A Participant will not be deemed to be the holder of, or to have any of the rights of a holder with respect to, shares of Common Stock subject to Purchase Rights unless and until the Participant’s shares of Common Stock acquired upon exercise of Purchase Rights are recorded in the books of the Company (or its transfer agent).

(c) The Plan and Offering do not constitute an employment contract. Nothing in the Plan or in the Offering will in any way alter the at will nature of a Participant’s employment, if applicable, or be deemed to create in any way whatsoever any obligation on the part of any Participant to continue in the employ of the Company or a Related Corporation, or on the part of the Company or a Related Corporation to continue the employment of a Participant.

(d) The provisions of the Plan will be governed by the laws of the State of Colorado without resort to that state’s conflicts of laws rules.

(e) If any particular provision of the Plan is found to be invalid or otherwise unenforceable, such provision will not affect the other provisions of the Plan, but the Plan will be construed in all respects as if such invalid provision were omitted.

15.	DEFINITIONS.

As used in the Plan, the following definitions will apply to the capitalized terms indicated below:

(a) “Board” means the Board of Directors of the Company.

(b) “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Purchase Right after the date the Plan is adopted by the Board without the receipt of consideration by the Company (through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar equity restructuring transaction, as that term is used in Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(c) “Capital Stock” means each and every class of common stock of the Company, regardless of the number of votes per share.

(d) “Code” means the Internal Revenue Code of 1986, as amended.

(e) “Committee” means a committee of one or more members of the Board to whom authority has been delegated by the Board.

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(f) “Common Stock” means the common stock of the Company.

(g) “Company” means GlobeImmune, Inc., a Delaware corporation.

(h) “Contributions” means the payroll deductions and other additional payments specifically provided for in the Offering, that a Participant contributes to fund the exercise of a Purchase Right. A Participant may make additional payments into his or her account, if specifically provided for in the Offering, and then only if the Participant has not already had the maximum permitted amount withheld during the Offering through payroll deductions.

(i) “Corporate Transaction” means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) the consummation of a sale or other disposition of all or substantially all, as determined by the Board in its sole discretion, of the consolidated assets of the Company and its Subsidiaries;

(ii) the consummation of a sale or other disposition of at least 90% of the outstanding securities of the Company;

(iii) the consummation of a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv) the consummation of a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

(j) “Director” means a member of the Board.

(k) “Effective Date” means the effective date of the Plan, as set forth in Section 13.

(l) “Eligible Employee” means an Employee who meets the requirements set forth in the document(s) governing the Offering for eligibility to participate in the Offering, provided that such Employee also meets the requirements for eligibility to participate set forth in the Plan.

(m) “Employee” means any person, including an Officer or Director, who is treated as an employee in the records of the Company or a Related Corporation. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of the Plan.

(n) “Employee Stock Purchase Plan” means a plan that grants Purchase Rights intended to be options issued under an “employee stock purchase plan,” as that term is defined in Section 423(b) of the Code.

(o) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

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(p) “Fair Market Value” means, as of any date, the value of the Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Common Stock will be the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in such source as the Board deems reliable. Unless otherwise provided by the Board, if there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing sales price (or closing bid if no sales were reported) on the last preceding date for which such quotation exists.

(ii) In the absence of such markets for the Common Stock, the Fair Market Value will be determined by the Board in good faith in compliance with applicable laws.

(iii) Notwithstanding the foregoing, for any Offering that commences on the IPO Date, the Fair Market Value of the shares of Common Stock on the Offering Date will be the price per share at which shares are first sold to the public in the Company’s initial public offering as specified in the final prospectus for that initial public offering.

(q) “IPO Date” means the date of the underwriting agreement between the Company and the underwriter(s) managing the initial public offering of the Common Stock, pursuant to which the Common Stock is priced for the initial public offering.

(r) “Offering” means the grant to Eligible Employees of Purchase Rights, with the exercise of those Purchase Rights automatically occurring at the end of one or more Purchase Periods. The terms and conditions of an Offering will generally be set forth in the “Offering Document” approved by the Board for that Offering.

(s) “Offering Date” means a date selected by the Board for an Offering to commence.

(t) “Officer” means a person who is an officer of the Company or a Related Corporation within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(u) “Participant” means an Eligible Employee who holds an outstanding Purchase Right.

(v) “Plan” means this GlobeImmune, Inc. 2012 Employee Stock Purchase Plan.

(w) “Purchase Date” means one or more dates during an Offering selected by the Board on which Purchase Rights will be exercised and on which purchases of shares of Common Stock will be carried out in accordance with such Offering.

(x) “Purchase Period” means a period of time specified within an Offering, generally beginning on the Offering Date or on the first Trading Day following a Purchase Date and ending on a Purchase Date. An Offering may consist of one or more Purchase Periods.

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(y) “Purchase Right” means an option to purchase shares of Common Stock granted pursuant to the Plan.

(z) “Related Corporation” means any “parent corporation” or “subsidiary corporation” of the Company whether now or subsequently established, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.

(aa) “Securities Act” means the Securities Act of 1933, as amended.

(bb) “Trading Day” means any day on which the exchange(s) or market(s) on which shares of Common Stock are listed, including but not limited to the NYSE, Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market or any successors thereto, is open for trading.

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Exhibit 10.5

EXECUTIVE EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (this “Agreement”) is entered into effective                    (the “Effective Date”), by and between TIMOTHY C. RODELL (“Executive”) and GLOBEIMMUNE, INC. (the “Company”).

The Company desires to continue to employ Executive and, in connection with such employment, to compensate Executive for Executive’s personal services to the Company; and

Executive desires to provide personal services to the Company in return for certain compensation.

Accordingly, in consideration of the mutual promises and covenants contained herein, the parties agree to the following:

1. EMPLOYMENT BY THE COMPANY.

1.1 Term. The term of this Agreement shall commence on the Effective Date, and shall continue for three (3) years from that date, unless terminated prior thereto by either the Company or the Executive as provided in Section 5. If either the Company or the Executive does not wish to renew this Agreement when it expires at the end of the initial or any renewal term hereof as hereinafter provided or if either the Company or the Executive wishes to renew this Agreement on different terms than those contained herein, it or he shall give written notice in accordance with Section 5.7 below of such intent to the other party at least ninety (90) days prior to the expiration date. In the absence of such notice, this Agreement shall be renewed on the same terms and conditions contained herein for a term of 3 year(s) from the date of expiration. The parties expressly agree that designation of a term and renewal provisions in this Agreement does not in any way limit the right of the parties to terminate this Agreement at any time as hereinafter provided. Reference herein to the “Term” of this Agreement shall refer both to the initial term and any successive term as the context requires.

1.2 Position. Subject to the terms set forth herein, the Company agrees to employ Executive in the position of President and Chief Executive Officer, and Executive hereby accepts such employment. During the term of Executive’s employment with the Company, Executive will devote Executive’s best efforts and substantially all of Executive’s business time and attention to the business of the Company. As Chief Executive Officer, Executive will serve as member of the Board of Directors of the Company (the “Board”). Upon termination of employment for any reason, Executive agrees to promptly resign as a director, unless otherwise requested by the Board.

1.3 Duties. As President and Chief Executive Officer, Executive will report to the Board, and will lead and manage all aspects of the Company, as well as perform such duties as are normally associated with Executive’s position and such duties as are assigned to Executive from time to time by the Board, subject to the oversight and direction of the Board. Executive shall perform Executive’s duties under this Agreement principally out of the Company’s Louisville, Colorado facility. In addition, Executive shall make such business trips to such places as may be necessary or advisable for the efficient operations of the Company.

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1.4 Company Policies and Benefits. The employment relationship between the parties also shall be subject to the Company’s personnel and compliance policies and procedures as they may be interpreted, adopted, revised or deleted from time to time in the Company’s sole discretion. Executive will be eligible to participate on the same basis as similarly situated executives in the Company’s benefit plans in effect from time to time during Executive’s employment. All matters of eligibility for coverage or benefits under any benefit plan shall be determined in accordance with the provisions of such plan. The Company reserves the right to change, alter, or terminate any benefit plan in its sole discretion. Notwithstanding the foregoing, in the event that the terms of this Agreement differ from or are in conflict with the Company’s general employment policies or practices, this Agreement shall control.

2. COMPENSATION.

2.1 Salary. Executive shall receive for Executive’s services to be rendered hereunder an initial annualized base salary of $388,125, subject to annual review, and adjusted from time to time by the Company in its sole discretion, payable semi-monthly subject to standard federal and state payroll withholding requirements in accordance with Company’s standard payroll practices (“Base Salary”).

2.2 Bonus. Executive shall be eligible to earn an annual cash bonus, with the initial target amount of such bonus equal to 40 percent of the Executive’s then-current Base Salary, subject to review and adjustment from time to time by the Company in its sole discretion, payable subject to standard federal and state payroll withholding requirements. Whether or not Executive earns any bonus will be dependent upon (a) the actual achievement by Executive and the Company of the applicable individual and corporate performance goals, as determined by the Board (b) the Company’s actual financial performance during the applicable year; and (c) Executive’s continuous performance of services to the Company through the date any bonus is paid. In all events, any bonus earned pursuant to this Section 2.2 will be paid on or before March 15 of the calendar year following the calendar year for which it is earned.

2.3 Expense Reimbursement. The Company will reimburse Executive for reasonable business expenses in accordance with the Company’s standard expense reimbursement policy.

2.4 Equity Grants. Executive shall be eligible for grants of additional equity in the Company, from time to time and at the Board’s discretion, subject to the terms of the Company’s 2012 Equity Incentive Plan and any amendments thereto, and any applicable stock option agreements.

3. CONFIDENTIAL INFORMATION, NON-SOLICITATION AND NON-COMPETITION OBLIGATIONS. The parties hereto have entered into an Employee Proprietary Information and Inventions Agreement (the “Non-Competition Agreement”), which may be amended by the parties from time to time without regard to this Agreement. The Non-Competition Agreement contains provisions that are intended by the parties to survive and do survive termination or expiration of this Agreement.

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4. NO CONFLICT WITH EXISTING OBLIGATIONS. Executive represents that Executive’s performance of all the terms of this Agreement and as an Executive of the Company do not and will not breach any agreement or obligation of any kind made prior to Executive’s employment by the Company, including agreements or obligations Executive may have with prior employers or entities for which Executive has provided services. Executive has not entered into, and Executive agrees that Executive will not enter into, any agreement or obligation, either written or oral, in conflict herewith.

5. TERMINATION OF EMPLOYMENT. Executive and the Company each acknowledge that either party has the right to terminate Executive’s employment with the Company at any time for any reason whatsoever, with or without cause or advance notice pursuant to the following:

5.1 Termination by Death or Disability. Subject to applicable state or federal law, in the event Executive shall die during the period of his/her employment hereunder or his/her employment is terminated due to his/her Disability (as defined below), Executive’s employment and the Company’s obligation to make payments hereunder shall terminate on the date of his/her death, or the date of termination due to Disability, except that the Company shall pay Executive or Executive’s estate as applicable any salary earned but unpaid prior to termination, all accrued but unused vacation and any business expenses that were incurred but not reimbursed as of the date of termination. Vesting of any unvested stock options and/or other equity securities shall cease on the date of termination. “Disability” shall mean the Executive is unable due to a physical or mental condition to perform the essential functions of his/her position with or without reasonable accommodation for ninety (90) consecutive days or for one-hundred and eighty (180) days in the aggregate during any twelve (12) month period or based on the written certification by two licensed physicians of the likely continuation of such condition for either such period. This definition shall be interpreted and applied consistent with the Americans with Disabilities Act, the Family and Medical Leave Act, and other applicable law.

5.2 Resignation by Executive. In the event Executive terminates his/her employment with the Company (other than for Good Reason (as defined below)), the Company’s obligation to make payments hereunder shall cease upon such termination, except that the Company shall pay Executive any salary earned but unpaid prior to termination, all accrued but unused vacation and any business expenses that were incurred but not reimbursed as of the date of termination. Vesting of any unvested stock options and/or other equity securities shall cease on the date of termination.

5.3 Termination for Cause. In the event the Executive is terminated by the Company for Cause (as defined below), the Company’s obligation to make payments hereunder shall cease upon the date of receipt by Executive of written notice of such termination (the “Date of Termination” for purposes of this paragraph 5.3), except that the Company shall pay Executive any salary earned but unpaid prior to termination, all accrued but unused vacation and any business expenses that were incurred but not reimbursed as of the date of termination. Vesting of any unvested stock options and/or other equity securities shall cease on the date of termination.

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5.4 Termination by the Company without Cause or Resignation by Executive for Good Reason (Other Than Change in Control). The Company shall have the right to terminate Executive’s employment with the Company at any time without Cause. Should the Company elect to allow this Agreement to expire at the end of the Term without attempting to renegotiate its terms, the expiration of this Agreement shall be a termination without Cause for purposes of the Executive’s eligibility for the benefits described in this Section 5.4. In the event Executive is terminated by the Company without Cause, but not in the event of a termination due to Death or Disability under Section 5.1, or Executive resigns for Good Reason (other than in connection with a Change in Control (as defined below)), and upon compliance with Section 5.5 below, Executive shall be eligible to receive the following “Severance Benefits:” (i) continuation of Executive’s base salary, then in effect, for a period of twelve (12) months following the Termination Date, paid on the same basis and at the same time as previously paid; and (ii) the Company shall pay the premiums of Executive’s group health insurance COBRA continuation coverage, including coverage for Executive’s eligible dependents, for a maximum period of twelve (12) months following a termination without Cause or resignation for Good Reason; provided, however, that (a) the Company shall pay premiums for Executive’s eligible dependents only for coverage for which those eligible dependents were enrolled immediately prior to the termination without Cause or resignation for Good Reason and (b) the Company’s obligation to pay such premiums shall cease immediately upon Executive’s eligibility for comparable group health insurance provided by a new employer of Executive. Notwithstanding the foregoing, if at any time the Company determines, in its sole discretion, that the payment of the COBRA premiums would result in a violation of the nondiscrimination rules of Section 105(h)(2) of the Internal Revenue Code of 1986, as amended (the “Code”) or any statute or regulation of similar effect (including but not limited to the 2010 Patient Protection and Affordable Care Act, as amended by the 2010 Health Care and Education Reconciliation Act), then in lieu of providing the COBRA premiums, the Company will instead pay Executive, fully taxable cash payments equal to and paid at the same time as the COBRA premiums that otherwise would have been paid, subject to applicable tax withholdings. Vesting of any unvested stock options and/or other equity securities shall cease on the date of termination. To receive the payments under (i) and (ii) above, Executive’s termination or resignation must constitute a “separation from service” (as defined under Treasury Regulation Section 1.409A-1(h) and without regard to any alternate definition thereunder) (a “Separation from Service”) and Executive must execute and allow the Release to become effective within 60 days of Executive’s termination or resignation. Such payments shall not be paid prior to the 60th day following Executive’s termination or resignation, rather, subject to the aforementioned conditions, on the 60th day following Executive’s termination or resignation, the Company will pay Executive such payments in a lump sum that Executive would have received on or prior to such date under the original schedule, with the balance of such payments being paid as originally scheduled.

5.5 Release Requirement. The Severance Benefits are conditional upon (i) Executive’s returning to the Company all Company property, (ii) Executive’s delivering to the Company and making effective a general release of all claims in favor of the Company, in the form attached as Exhibit A (“Release”), which release is effective not later than 60 days following the date of the Separation from Service; (iii) Executive’s complying with the Release including without limitation any cooperation, non-disparagement and confidentiality provisions contained therein and continuing to comply with Executive’s obligations under the

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Confidentiality Agreement, and (iv) if Executive is a member of the Board, his/her resignation from the Board, to be effective no later than the date of his/her termination date (or such other date as requested by the Board).

5.6 Change in Control Severance Benefits. In the event that the Company (or any surviving or acquiring corporation) terminates Executive’s employment without Cause or Executive resigns for Good Reason within two (2) months prior to or twelve (12) months following the effective date of a Change in Control (“Change in Control Termination”), and upon compliance with Section 5.5 above, Executive shall be eligible to receive the following Change in Control severance benefits: (i) a lump-sum cash payment in an amount equal to eighteen (18) months of the Executive’s annual base salary payments then in effect; and (ii) the Company (or any surviving or acquiring corporation) shall pay the premiums of Executive’s group health insurance COBRA continuation coverage, including coverage for Executive’s eligible dependents, for a maximum period of eighteen (18) months following a Change in Control Termination; provided, however, that (a) the Company (or any surviving or acquiring corporation) shall pay premiums for Executive’s eligible dependents only for coverage for which those eligible dependents were enrolled immediately prior to the Change in Control Termination and (b) the Company’s (or any surviving or acquiring corporation’s) obligation to pay such premiums shall cease immediately upon Executive’s eligibility for comparable group health insurance provided by a new employer of Executive. Executive agrees that the Company’s (or any surviving or acquiring corporation’s) payment of health insurance premiums will satisfy its obligations under COBRA for the period provided. No insurance premium payments will be made following the effective date of Executive’s coverage by a health insurance plan of a subsequent employer. For the balance of the period that Executive is entitled to coverage under federal COBRA law, if any, Executive shall be entitled to maintain such coverage at Executive’s own expense. Notwithstanding the foregoing, if at any time the Company determines, in its sole discretion, that the payment of the COBRA premiums would result in a violation of the nondiscrimination rules of Section 105(h)(2) of the Code or any statute or regulation of similar effect (including but not limited to the 2010 Patient Protection and Affordable Care Act, as amended by the 2010 Health Care and Education Reconciliation Act), then in lieu of providing the COBRA premiums, the Company will instead pay Executive, fully taxable cash payments equal to and paid at the same time as the COBRA premiums that otherwise would have been paid, subject to applicable tax withholdings. To receive the payments under (i) and (ii) above, Executive’s termination or resignation must constitute a Separation from Service and Executive must execute and allow the Release to become effective within 60 days of Executive’s termination or resignation. Such payments shall not be paid prior to the 60th day following Executive’s termination or resignation, rather, subject to the aforementioned conditions, on the 60th day following Executive’s termination or resignation, the Company will pay Executive such payments in a lump sum that Executive would have received on or prior to such date under the original schedule, with the balance of such payments being paid as originally scheduled.

In addition, notwithstanding anything contained in Executive’s stock option or other equity award agreements to the contrary, in the event the Company (or any surviving or acquiring corporation) terminates Executive’s employment without Cause or Executive resigns for Good Reason within two (2) months prior to or twelve (12) months following the effective date of a Change in Control, and any surviving corporation or acquiring corporation assumes Executive’s stock options and/or equity awards, as applicable, or substitutes similar stock options

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or equity awards for Executive’s stock options and/or equity awards, as applicable, in accordance with the terms of the Company’s equity incentive plans, then (i) the vesting of all of Executive’s stock options and/or equity awards (or any substitute stock options or equity awards), as applicable, shall be accelerated in full and (ii) the period during which Executive’s stock options may be exercised shall be extended to twelve (12) months after the date of Executive’s termination of employment; provided, that, in no event shall such options be exercisable after the expiration date of such options as set forth in the stock option grant notice and/or agreement evidencing such options.

5.7 Notice; Effective Date of Termination. Termination of Executive’s employment pursuant to this Agreement shall be effective on the earliest of: (i) immediately after the Company gives notice to Executive of Executive’s termination, with or without Cause, unless the Company specifies a later date, in which case, termination shall be effective as of such later date; (ii) immediately upon the Executive’s death; (iii) thirty (30) days after the Company gives notice to Executive of Executive’s termination on account of Executive’s Disability, unless the Company specifies a later date, in which case, termination shall be effective as of such later date, provided, that Executive has not returned to the full time performance of Executive’s duties prior to such date; or (iv) thirty (30) days after the Executive gives written notice to the Company of Executive’s resignation with or without Good Reason, provided that the Company may set a termination date at any time between the date of notice and the date of resignation, in which case the Executive’s resignation shall be effective as of such other date. Executive will receive compensation through any required notice period. In the event notice of a termination under subsections (i), (iii) and (iv) is given orally, at the other party’s request, the party giving notice must provide written confirmation of such notice within five (5) business days of the request in compliance with the requirement of Section 11.3 below. In the event of a termination for Cause or Good Reason written confirmation shall specify the subsection(s) of the definition of Cause or Good Reason relied on to support the decision to terminate but shall not include further explanation.

6. DEFINITIONS.

6.1 Cause. As used in this Agreement, “Cause” shall mean the occurrence of one or more of the following: (i) Executive’s conviction of a felony or a crime involving moral turpitude or dishonesty; (ii) Executive’s participation in a fraud or act of dishonesty against the Company; (iii) Executive’s intentional and material damage to the Company’s property; (iv) material breach of Executive’s employment agreement, the Company’s written policies, or the Confidentiality Agreement; (v) conduct by Executive which demonstrates Executive’s gross unfitness to serve the Company as reasonably determined in good faith by the Board of Directors; or (vi) breach of fiduciary duty.

6.2 Good Reason. As used in this Agreement, “Good Reason” shall mean any one of the following events which occurs without Executive’s consent during the term of this Agreement provided that Executive has not been notified of the Company’s decision to terminate his employment for Cause, Executive has first provided written notice to any member of the Board (or the surviving corporation, as applicable) of the occurrence of such event(s) within 90 days of the first such occurrence, the Company (or surviving corporation) has not cured such event(s) within 30 days after Executive’s written notice is received by such member of the Board

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(or by the surviving corporation), and Executive has a Separation from Service within 30 days after the end of the cure period : (i) a material reduction of Executive’s then existing annual salary base or annual bonus target by more than ten percent (10%), unless the Executive accepts such reduction or such reduction is done in conjunction with similar reductions for similarly situated Executives of the Company (it being understood that, solely for purposes of this Section 6.2, such a reduction in the annual bonus target not accepted by Executive is considered a material breach of this Agreement); (ii) any request by the Company (or any surviving or acquiring corporation) that the Executive relocate to a new principal base of operations that would increase Executive’s one-way commute distance by more than thirty-five (35) miles from his/her then-principal base of operations, unless Executive accepts such relocation opportunity; or (iii) for purposes of Section 5.6 only, if, following a Change in Control, Executive’s benefits and responsibilities are materially reduced, or Executive’s base compensation or annual bonus target are reduced by more than 10%, in each case, by comparison to the benefits, responsibilities, base compensation or annual bonus target in effect immediately prior to such reduction (it being understood that, solely for purposes of this Section 6.2, the aforementioned reductions in the annual bonus target or benefits are considered a material breach of this Agreement). Notwithstanding the foregoing, neither (i) any actions taken by the Company to accommodate a disability of the Executive or pursuant to the Family and Medical Leave Act, nor (ii) the Executive’s election to allow this Agreement to expire at the end of the Term shall be a Good Reason for purposes of this Agreement.

6.3 Change in Control. As used in this agreement, “Change in Control” has the meaning set forth in the Company’s 2012 Equity Incentive Plan. Notwithstanding the foregoing, to the extent that the Company determines that any of the payments or benefits under this Agreement that are payable in connection with a Change in Control constitute deferred compensation under Section 409A that may only be paid on a qualifying transaction (that is, the payments and benefits are not otherwise “exempt” under 409A), the foregoing definition of Change in Control shall apply only to the extent the transaction also meets the definition used for purposes of Treasury Regulation Section 1.409A-3(a)(5), that is, as defined under Treasury Regulation Section 1.409A-3(i)(5).

7. TERMINATION OF COMPANY’S OBLIGATIONS. Notwithstanding any provisions in this Agreement to the contrary, the Company’s obligations, and Executive’s rights pursuant to Sections 5.4 and 5.6 herein, regarding salary continuation and the payment of COBRA premiums, shall cease and be rendered a nullity immediately should Executive fail to comply with the provisions of the Confidentiality Agreement or if Executive directly or indirectly competes with the Company in violation of the Non-Competition Agreement.

8. CODE SECTION 409A COMPLIANCE. To the extent any payments or benefits pursuant to Section 5 above (a) are paid from the date of termination of Executive’s employment through March 15 of the calendar year following such termination, such severance benefits are intended to constitute separate payments for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations and thus payable pursuant to the “short-term deferral” rule set forth in Section 1.409A-1(b)(4) of the Treasury Regulations; (b) are paid following said March 15, such Severance Benefits are intended to constitute separate payments for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations made upon an involuntary separation from service and payable pursuant to Section 1.409A-1(b)(9)(iii) of the Treasury Regulations, to the maximum

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extent permitted by said provision, (c) represent the reimbursement or payment of costs for outplacement services, such payments are intended to constitute separate payments for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations and to qualify for the exception from deferred compensation pursuant to Section 1.409A-1(b)(9)(v)(A); and (d) are in excess of the amounts specified in clauses (a), (b) and (c) of this paragraph, shall (unless otherwise exempt under Treasury Regulations) be considered separate payments subject to the distribution requirements of Section 409A(a)(2)(A) of the Code, including, without limitation, the requirement of Section 409A(a)(2)(B)(i) of the Code that payments or benefits be delayed until 6 months after Executive’s separation from service if Executive is a “specified Executive” within the meaning of the aforesaid section of the Code at the time of such separation from service. In the event that a six month delay of any such separation payments or benefits is required, on the first regularly scheduled pay date following the conclusion of the delay period, Executive shall receive a lump sum payment or benefit in an amount equal to the separation payments and benefits that were so delayed, and any remaining separation payments or benefits shall be paid on the same basis and at the same time as otherwise specified pursuant to this Agreement (subject to applicable tax withholdings and deductions).

9. PARACHUTE TAXES.

9.1 The following terms shall have the meanings set forth below for purposes of this Section 9:

(i) “Accounting Firm” means a certified public accounting firm chosen by the Company.

(ii) “After-Tax” means after taking into account all applicable Taxes and Excise Tax.

(iii) “Excise Tax” means the excise tax imposed by Section 4999 of the Code, together with any interest or penalties imposed with respect to such excise tax.

(iv) “Payment” means any payment, distribution or benefit in the nature of compensation (within the meaning of Section 280G(b)(2) of the Code) to or for the benefit of Executive, whether paid or payable pursuant to this Agreement or otherwise.

(v) “Safe Harbor Amount” means 2.99 times Executive’s “base amount,” within the meaning of Section 280G(b)(3) of the Code.

(vi) “Taxes” means all federal, state, local and foreign income, excise, social security and other taxes, other than the Excise Tax, and any associated interest and penalties.

9.2 If any Payment due Executive is subject to the Excise Tax, then such Payment shall be adjusted, if necessary, to equal the greater of (x) the Safe Harbor Amount or (y) the Payment, whichever results in such Executive’s receipt, After-Tax, of the greatest amount of the Payment. The reduction of Executive’s Payments pursuant to this Section 9.2, if applicable, shall be made by first reducing the acceleration of Executive’s stock option vesting (if any), the acceleration of the vesting of Executive’s other equity securities (if any), and then by reducing the payments under Section 10(e)(v), (iv), (ii), (iii) and (i), in that order.

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9.3 All determinations required to be made under this Section 9, including whether and in what manner any Payments are to be reduced pursuant to the second sentence of Section 9.2, and the assumptions to be utilized in arriving at such determinations, shall be made by the Accounting Firm, and shall be binding upon the Company and Executive, except to the extent the Internal Revenue Service or a court of competent jurisdiction makes an inconsistent final and binding determination. The Accounting Firm shall provide detailed supporting calculations both to the Company and Executive within fifteen (15) business days after receiving notice from Executive that there has been a Payment or such earlier time as may be requested by the Company. All fees and expenses of the Accounting Firm shall be borne solely by the Company.

10. COOPERATION WITH THE COMPANY AFTER TERMINATION OF EMPLOYMENT. Following termination of Executive’s employment for any reason, Executive shall fully cooperate with the Company in all matters relating to the winding up of Executive’s pending work including, without limitation, any litigation in which the Company is involved or such other inquiry concerning the Company that Executive may have knowledge, the signing of routine documents for administrative or compliance purposes, announcements concerning termination and the orderly transfer of any pending work to such other executives or Executives as may be designated by the Company.

11. GENERAL PROVISIONS.

11.1 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provisions had never been contained herein.

11.2 Waiver. If either party should waive any breach of any provisions of this Agreement, Executive or the Company shall not thereby be deemed to have waived any preceding or succeeding breach of the same or any other provision of this Agreement.

11.3 Notices. Any notices required hereunder to be in writing shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by electronic mail, telex or confirmed facsimile, if sent during normal business hours of the recipient, and if not, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the Company, “Attention Chairman, Board of Directors” at its primary office location and to Executive at Executive’s address as listed on the Company payroll, or at such other address as the Company or the Executive may designate by ten (10) days advance written notice to the other.

11.4 Complete Agreement. This Agreement constitutes the entire agreement between Executive and the Company with regard to the subject matter hereof. This Agreement

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is the complete, final, and exclusive embodiment of their agreement with regard to this subject matter and supersedes any prior oral discussions or written communications and agreements. This Agreement is entered into without reliance on any promise or representation other than those expressly contained herein, and it cannot be modified or amended except in writing signed by Executive and an authorized officer of the Company. The parties have entered into a separate Non-Competition Agreement, which governs other aspects of the relationship between the parties, have or may have provisions that survive termination of Executive’s employment under this Agreement, may be amended or superseded by the parties without regard to this Agreement and is enforceable according to its terms without regard to the enforcement provision of this Agreement.

11.5 Counterparts. This Agreement may be executed in separate counterparts, any one of which need not contain signatures of more than one party, but all of which taken together will constitute one and the same Agreement.

11.6 Headings. The headings of the sections hereof are inserted for convenience only and shall not be deemed to constitute a part hereof nor to affect the meaning thereof.

11.7 Successors and Assigns. The Company shall assign this Agreement and its rights and obligations hereunder in whole, but not in part, to any Company or other entity with or into which the Company may hereafter merge or consolidate or to which the Company may transfer all or substantially all of its assets, if in any such case said Company or other entity shall by operation of law or expressly in writing assume all obligations of the Company hereunder as fully as if it had been originally made a party hereto, but may not otherwise assign this Agreement or its rights and obligations hereunder. Executive may not assign or transfer this Agreement or any rights or obligations hereunder, other than to Executive’s estate upon Executive’s death.

11.8 Choice of Law. All questions concerning the construction, validity and interpretation of this Agreement will be governed by the law of the State of Colorado.

11.9 Resolution of Disputes. The parties recognize that litigation in federal or state courts or before federal or state administrative agencies of disputes arising out of Executive’s employment with the Company or out of this Agreement, or Executive’s termination of employment or termination of this Agreement, may not be in the best interests of either Executive or the Company, and may result in unnecessary costs, delays, complexities, and uncertainty. The parties agree that any dispute between the parties arising out of or relating to the negotiation, execution, performance or termination of this Agreement or Executive’s employment, including, but not limited to, any claim arising out of this Agreement, claims under Title VII of the Civil Rights Act of 1964, as amended, the Civil Rights Act of 1991, the Age Discrimination in Employment Act of 1967, the Americans with Disabilities Act of 1990, Section 1981 of the Civil Rights Act of 1966, as amended, the Family Medical Leave Act, the Executive Retirement Income Security Act, and any similar federal, state or local law, statute, regulation, or any common law doctrine, whether that dispute arises during or after employment, shall be settled by binding arbitration in accordance with the National Rules for the Resolution of Employment Disputes of the American Arbitration Association; provided, however, that this

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dispute resolution provision shall not apply to any separate agreements between the parties that do not themselves specify arbitration as an exclusive remedy. The location for the arbitration shall be the Louisville, Colorado metropolitan area. Any award made by such panel shall be final, binding and conclusive on the parties for all purposes, and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. The arbitrators’ fees and expenses and all administrative fees and expenses associated with the filing of the arbitration shall be borne by the Company; provided however, that at Executive’s option, Executive may voluntarily pay up to one-half the costs and fees. The parties acknowledge and agree that their obligations to arbitrate under this Section 11.9 survive the termination of this Agreement and continue after the termination of the employment relationship between Executive and the Company. The parties each further agree that the arbitration provisions of this Agreement shall provide each party with its exclusive remedy, and each party expressly waives any right it might have to seek redress in any other forum, except as otherwise expressly provided in this Agreement. By electing arbitration as the means for final settlement of all claims, the parties hereby waive their respective rights to, and agree not to, sue each other in any action in a federal, state or local court with respect to such claims, but may seek to enforce in court an arbitration award rendered pursuant to this Agreement. The parties specifically agree to waive their respective rights to a trial by jury, and further agree that no demand, request or motion will be made for trial by jury.

IN WITNESS WHEREOF, the parties have executed this Employment Agreement effective as of the day and year first written above.

GLOBEIMMUNE, INC.		EXECUTIVE:

	(Signature)		(Signature)

By:		By:

Title:		Title:

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Exhibit A

Release Agreement

This Release Agreement (“Release”) is made by and between GlobeImmune, Inc. (the “Company”) and TIMOTHY C. RODELL (“you”). You and the Company entered into an Employment Agreement dated                     (the “Employment Agreement”). You and the Company hereby further agree as follows:

1. A blank copy of this Release was attached to the Employment Agreement as Exhibit A.

2. Severance Payments. If either (i) your employment was terminated by the Company without Cause (as defined in the Employment Agreement) in accordance with Sections 5.4 or 5.6 of the Employment Agreement; or (ii) you resign for Good Reason in accordance with Sections 5.4 or 5.6 and 6.2 of the Employment Agreement, then, in consideration for your execution, return and non-revocation of this Release, following the Release Date (as defined in Section 3 below) the Company will provide severance benefits to you as follows: [describe benefits and payment schedule].

3. Release by You. In exchange for the payments and other consideration under this Agreement, to which you would not otherwise be entitled, and except as otherwise set forth in this Agreement, you hereby generally and completely release, acquit and forever discharge the Company, its respective subsidiaries, affiliates, predecessors, current and former directors, members, officers, employees, agents, stockholders, heirs, beneficiaries, its successors and assigns (both individually and in their official capacities), its parents and subsidiaries, and its officers, directors, managers, partners, agents, servants, employees, attorneys, shareholders, successors, assigns and affiliates (the “Releasees”), of and from any and all claims, liabilities, demands, causes of action, costs, expenses, attorneys’ fees, damages, indemnities and obligations of every kind and nature, in law, equity, or otherwise, both known and unknown, suspected and unsuspected, disclosed and undisclosed, arising out of or in any way related to agreements, events, acts or conduct at any time prior to and including the execution date of this Agreement, including but not limited to: all such claims and demands directly or indirectly arising out of or in any way connected with your employment with the Company or the termination of that employment; claims or demands related to salary, bonuses, commissions, stock, stock options, or any other ownership interests in the Company, vacation pay, fringe benefits, expense reimbursements, severance pay, or any other form of compensation; claims pursuant to any federal, state or local law, statute, or cause of action; tort law; or contract law. The claims and causes of action you are releasing and waiving in this Agreement include, but are not limited to, any and all claims and causes of action that the Company, its parents and subsidiaries, and its and their respective officers, directors, agents, servants, employees, attorneys, shareholders, successors, assigns or affiliates:

•	has violated its personnel policies, handbooks, contracts of employment, or covenants of good faith and fair dealing;

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•

has discriminated against you on the basis of age, race, color, sex (including sexual harassment), national origin, ancestry, disability, religion, sexual orientation, marital status, parental status, source of income, entitlement to benefits, any union activities or other protected category in violation of any local, state or federal law, constitution, ordinance, or regulation, including but not limited to: the Age Discrimination in Employment Act, as amended (“ADEA”); Title VII of the Civil Rights Act of 1964, as amended; 42 U.S.C. § 1981, as amended; the Civil Rights Act of 1866; the Colorado Fair Employment Practices Act; the Worker Adjustment Retraining and Notification Act; the Equal Pay Act; the Americans With Disabilities Act; the Genetic Information Non-Discrimination Act; the Family Medical Leave Act; the Occupational Safety and Health Act; the Immigration Reform and Control Act; the Uniform Services Employment and Reemployment Rights Act of 1994, as amended; Section 510 of the Employee Retirement Income Security Act; and the National Labor Relations Act;

•

has violated any statute, public policy or common law (including but not limited to claims for retaliatory discharge; negligent hiring, retention or supervision; defamation; intentional or negligent infliction of emotional distress and/or mental anguish; intentional interference with contract; negligence; detrimental reliance; loss of consortium to you or any member of your family and/or promissory estoppel).

Notwithstanding the foregoing, you are not releasing any right of indemnification you may have for any liabilities arising from your actions within the course and scope of your employment with the Company or within the course and scope of your role as a member of the Board of Directors and/or officer of the Company. Also excluded from this Agreement are any claims which cannot be waived by law. You are waiving, however, your right to any monetary recovery should any governmental agency or entity, such as the EEOC or the DOL, pursue any claims on your behalf. You acknowledge that you are knowingly and voluntarily waiving and releasing any rights you may have under the ADEA, as amended. You also acknowledge that (i) the consideration given to you in exchange for the waiver and release in this Agreement is in addition to anything of value to which you were already entitled, and (ii) that you have been paid for all time worked, have received all the leave, leaves of absence and leave benefits and protections for which you are eligible, and have not suffered any on-the-job injury for which you have not already filed a claim. You further acknowledge that you have been advised by this writing that: (a) your waiver and release do not apply to any rights or claims that may arise after the execution date of this Agreement; (b) you have been advised hereby that you have the right to consult with an attorney prior to executing this Agreement; (c) you have twenty-one (21) days [in the event of a group release 21 days becomes 45 days] to consider this Agreement (although you may choose to voluntarily execute this Agreement earlier); (d) you have seven (7) days following your execution of this Agreement to revoke the Agreement; and (e) this Agreement shall not be effective until the date upon which the revocation period has expired unexercised, which shall be the eighth day after this Agreement is executed by you provided the Company has also executed the Release on or before that date (the “Release Date”).

4. Return of Company Property. Within ten (10) days of the effective date of the termination of employment, you agree to return to the Company all Company documents (and all copies thereof) and other Company property then in existence that you have had in your possession at any time, including, but not limited to, Company files, notes, drawings, records,

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business plans and forecasts, financial information, specifications, computer-recorded information, tangible property (including, but not limited to, computers), credit cards, entry cards, identification badges and keys; and, any materials of any kind that contain or embody any proprietary or confidential information of the Company (and all reproductions thereof). Receipt of the Severance described in paragraph 2 of this Release expressly conditioned upon return of all such Company Property.

5. Confidentiality. The provisions of this Release will be held in strictest confidence by you and will not be publicized or disclosed in any manner whatsoever; provided, however, that: (a) you may disclose this Agreement in confidence to your immediate family; (b) you may disclose this Agreement in confidence to your attorney, accountant, auditor, tax preparer, and financial advisor; and (c) you may disclose this Release insofar as such disclosure may be required by law.

6. Proprietary Information and Post-Termination Obligations. Both during and after your employment you acknowledge your continuing obligations under your Employee Non-Competition Agreement not to use or disclose any confidential or proprietary information of the Company and to refrain from certain solicitation and competitive activities.

7. Non-Disparagement. You and the Company, acting through its executive officers, agree not to disparage the other party, and in addition with respect to the Company, you agree not to disparage the Company’s officers, directors, employees, shareholders and agents, in each case in any manner likely to be harmful to them or their business, business reputation or personal reputation; provided that both the Executive and the Company will respond accurately and fully to any question, inquiry or request for information when required by legal process.

8. No Admission. This Agreement does not constitute an admission by the Company of any wrongful action or violation of any federal, state, or local statute, or common law rights, including those relating to the provisions of any law or statute concerning employment actions, or of any other possible or claimed violation of law or rights.

9. Breach. You agree that upon any material breach of this Release you will forfeit all amounts paid or owing to you under this Release. Further, you acknowledge that it may be impossible to assess the damages caused by your material violation of the terms of paragraphs 4 5 6 and 7 of this Release and further agree that any threatened or actual material violation or breach of those paragraphs of this Release will constitute immediate and irreparable injury to the Company. You therefore agree that any such breach of this Release is a material breach of this Agreement, and, in addition to any and all other damages and remedies available to the Company upon your breach of this Agreement, the Company shall be entitled to an injunction to prevent you from violating or breaching this Agreement.

10. Miscellaneous. This Release constitutes the complete, final and exclusive embodiment of the entire agreement between you and the Company with regard to this subject matter. It is entered into without reliance on any promise or representation, written or oral, other than those expressly contained herein, and it supersedes any other such promises, warranties or representations. This Release may not be modified or amended except in a writing signed by both you and a duly authorized officer of the Company. This Release will bind the heirs, personal

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representatives, successors and assigns of both you and the Company, and inure to the benefit of both you and the Company, their heirs, successors and assigns. If any provision of this Release is determined to be invalid or unenforceable, in whole or in part, this determination will not affect any other provision of this Agreement and the provision in question will be modified by the court so as to be rendered enforceable. This Release will be deemed to have been entered into and will be construed and enforced in accordance with the laws of the State of Colorado as applied to contracts made and performed entirely within Colorado.

GlobeImmune, Inc.

By:
	[NAME AND TITLE]	Date

EXECUTIVE

TIMOTHY C. RODELL	Date

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Exhibit 10.6

EXECUTIVE EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (this “Agreement”) is entered into effective [DATE] (the “Effective Date”), by and between [NAME] (“Executive”) and GLOBEIMMUNE, INC. (the “Company”).

The Company desires to continue to employ Executive and, in connection with such employment, to compensate Executive for Executive’s personal services to the Company; and

Executive desires to provide personal services to the Company in return for certain compensation.

Accordingly, in consideration of the mutual promises and covenants contained herein, the parties agree to the following:

1. EMPLOYMENT BY THE COMPANY.

1.1 Term. The term of this Agreement shall commence on the Effective Date, and shall continue for three (3) years from that date, unless terminated prior thereto by either the Company or the Executive as provided in Section 5. If either the Company or the Executive does not wish to renew this Agreement when it expires at the end of the initial or any renewal term hereof as hereinafter provided or if either the Company or the Executive wishes to renew this Agreement on different terms than those contained herein, it or he shall give written notice in accordance with Section 5.7 below of such intent to the other party at least ninety (90) days prior to the expiration date. In the absence of such notice, this Agreement shall be renewed on the same terms and conditions contained herein for a term of 3 year(s) from the date of expiration. The parties expressly agree that designation of a term and renewal provisions in this Agreement does not in any way limit the right of the parties to terminate this Agreement at any time as hereinafter provided. Reference herein to the “Term” of this Agreement shall refer both to the initial term and any successive term as the context requires.

1.2 Position. Subject to the terms set forth herein, the Company agrees to employ Executive in the position of [TITLE], and Executive hereby accepts such employment. During the term of Executive’s employment with the Company, Executive will devote Executive’s best efforts and substantially all of Executive’s business time and attention to the business of the Company.

1.3 Duties. As [TITLE], Executive will report to the Chief Executive Officer, and will lead and manage all [INSERT] of the Company, as well as perform such duties as are normally associated with Executive’s position and such duties as are assigned to Executive from time to time by the Chief Executive Officer, subject to the oversight and direction of the Chief Executive Officer. Executive shall perform Executive’s duties under this Agreement principally out of the Company’s Louisville, Colorado facility. In addition, Executive shall make such business trips to such places as may be necessary or advisable for the efficient operations of the Company.

1.4 Company Policies and Benefits. The employment relationship between the parties also shall be subject to the Company’s personnel and compliance policies and

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procedures as they may be interpreted, adopted, revised or deleted from time to time in the Company’s sole discretion. Executive will be eligible to participate on the same basis as similarly situated executives in the Company’s benefit plans in effect from time to time during Executive’s employment. All matters of eligibility for coverage or benefits under any benefit plan shall be determined in accordance with the provisions of such plan. The Company reserves the right to change, alter, or terminate any benefit plan in its sole discretion. Notwithstanding the foregoing, in the event that the terms of this Agreement differ from or are in conflict with the Company’s general employment policies or practices, this Agreement shall control.

2. COMPENSATION.

2.1 Salary. Executive shall receive for Executive’s services to be rendered hereunder an initial annualized base salary of $[SALARY], subject to annual review, and adjusted from time to time by the Company in its sole discretion, payable semi-monthly subject to standard federal and state payroll withholding requirements in accordance with Company’s standard payroll practices (“Base Salary”).

2.2 Bonus. Executive shall be eligible to earn an annual cash bonus, with the initial target amount of such bonus equal to [INSERT] percent of the Executive’s then-current Base Salary, subject to review and adjustment from time to time by the Company in its sole discretion, payable subject to standard federal and state payroll withholding requirements. Whether or not Executive earns any bonus will be dependent upon (a) the actual achievement by Executive and the Company of the applicable individual and corporate performance goals, as determined by the Company, (b) the Company’s actual financial performance during the applicable year; and (c) Executive’s continuous performance of services to the Company through the date any bonus is paid. In all events, any bonus earned pursuant to this Section 2.2 will be paid on or before March 15 of the calendar year following the calendar year for which it is earned.

2.3 Expense Reimbursement. The Company will reimburse Executive for reasonable business expenses in accordance with the Company’s standard expense reimbursement policy.

2.4 Equity Grants. Executive shall be eligible for grants of additional equity in the Company, from time to time and at the discretion of the Company’s Board of Directors (the “Board”), subject to the terms of the Company’s 2012 Equity Incentive Plan and any amendments thereto, and any applicable stock option agreements.

3. CONFIDENTIAL INFORMATION, NON-SOLICITATION AND NON-COMPETITION OBLIGATIONS. The parties hereto have entered into an Employee Proprietary Information and Inventions Agreement (the “Non-Competition Agreement”), which may be amended by the parties from time to time without regard to this Agreement. The Non-Competition Agreement contains provisions that are intended by the parties to survive and do survive termination or expiration of this Agreement.

4. NO CONFLICT WITH EXISTING OBLIGATIONS. Executive represents that Executive’s performance of all the terms of this Agreement and as an Executive of the Company

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do not and will not breach any agreement or obligation of any kind made prior to Executive’s employment by the Company, including agreements or obligations Executive may have with prior employers or entities for which Executive has provided services. Executive has not entered into, and Executive agrees that Executive will not enter into, any agreement or obligation, either written or oral, in conflict herewith.

5. TERMINATION OF EMPLOYMENT. Executive and the Company each acknowledge that either party has the right to terminate Executive’s employment with the Company at any time for any reason whatsoever, with or without cause or advance notice pursuant to the following:

5.1 Termination by Death or Disability. Subject to applicable state or federal law, in the event Executive shall die during the period of his/her employment hereunder or his/her employment is terminated due to his/her Disability (as defined below), Executive’s employment and the Company’s obligation to make payments hereunder shall terminate on the date of his/her death, or the date of termination due to Disability, except that the Company shall pay Executive or Executive’s estate as applicable any salary earned but unpaid prior to termination, all accrued but unused vacation and any business expenses that were incurred but not reimbursed as of the date of termination. Vesting of any unvested stock options and/or other equity securities shall cease on the date of termination. “Disability” shall mean the Executive is unable due to a physical or mental condition to perform the essential functions of his/her position with or without reasonable accommodation for ninety (90) consecutive days or for one-hundred and eighty (180) days in the aggregate during any twelve (12) month period or based on the written certification by two licensed physicians of the likely continuation of such condition for either such period. This definition shall be interpreted and applied consistent with the Americans with Disabilities Act, the Family and Medical Leave Act, and other applicable law.

5.2 Resignation by Executive. In the event Executive terminates his/her employment with the Company (other than for Good Reason (as defined below)), the Company’s obligation to make payments hereunder shall cease upon such termination, except that the Company shall pay Executive any salary earned but unpaid prior to termination, all accrued but unused vacation and any business expenses that were incurred but not reimbursed as of the date of termination. Vesting of any unvested stock options and/or other equity securities shall cease on the date of termination.

5.3 Termination for Cause. In the event the Executive is terminated by the Company for Cause (as defined below), the Company’s obligation to make payments hereunder shall cease upon the date of receipt by Executive of written notice of such termination (the “Date of Termination” for purposes of this paragraph 5.3), except that the Company shall pay Executive any salary earned but unpaid prior to termination, all accrued but unused vacation and any business expenses that were incurred but not reimbursed as of the date of termination. Vesting of any unvested stock options and/or other equity securities shall cease on the date of termination.

5.4 Termination by the Company without Cause or Resignation by Executive for Good Reason (Other Than Change in Control). The Company shall have the right to terminate Executive’s employment with the Company at any time without Cause.

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Should the Company elect to allow this Agreement to expire at the end of the Term without attempting to renegotiate its terms, the expiration of this Agreement shall be a termination without Cause for purposes of the Executive’s eligibility for the benefits described in this Section 5.4. In the event Executive is terminated by the Company without Cause, but not in the event of a termination due to Death or Disability under Section 5.1, or Executive resigns for Good Reason (other than in connection with a Change in Control (as defined below)), and upon compliance with Section 5.5 below, Executive shall be eligible to receive the following “Severance Benefits:” (i) continuation of Executive’s base salary, then in effect, for a period of six (6) months following the Termination Date, paid on the same basis and at the same time as previously paid; and (ii) the Company shall pay the premiums of Executive’s group health insurance COBRA continuation coverage, including coverage for Executive’s eligible dependents, for a maximum period of six (6) months following a termination without Cause or resignation for Good Reason; provided, however, that (a) the Company shall pay premiums for Executive’s eligible dependents only for coverage for which those eligible dependents were enrolled immediately prior to the termination without Cause or resignation for Good Reason and (b) the Company’s obligation to pay such premiums shall cease immediately upon Executive’s eligibility for comparable group health insurance provided by a new employer of Executive. Notwithstanding the foregoing, if at any time the Company determines, in its sole discretion, that the payment of the COBRA premiums would result in a violation of the nondiscrimination rules of Section 105(h)(2) of the Internal Revenue Code of 1986, as amended (the “Code”) or any statute or regulation of similar effect (including but not limited to the 2010 Patient Protection and Affordable Care Act, as amended by the 2010 Health Care and Education Reconciliation Act), then in lieu of providing the COBRA premiums, the Company will instead pay Executive, fully taxable cash payments equal to and paid at the same time as the COBRA premiums that otherwise would have been paid, subject to applicable tax withholdings. Vesting of any unvested stock options and/or other equity securities shall cease on the date of termination. To receive the payments under (i) and (ii) above, Executive’s termination or resignation must constitute a “separation from service” (as defined under Treasury Regulation Section 1.409A-1(h) and without regard to any alternate definition thereunder) (a “Separation from Service”) and Executive must execute and allow the Release to become effective within 60 days of Executive’s termination or resignation. Such payments shall not be paid prior to the 60th day following Executive’s termination or resignation, rather, subject to the aforementioned conditions, on the 60th day following Executive’s termination or resignation, the Company will pay Executive such payments in a lump sum that Executive would have received on or prior to such date under the original schedule, with the balance of such payments being paid as originally scheduled.

5.5 Release Requirement. The Severance Benefits are conditional upon (i) Executive’s returning to the Company all Company property, (ii) Executive’s delivering to the Company and making effective a general release of all claims in favor of the Company, in the form attached as Exhibit A (“Release”), which release is effective not later than 60 days following the date of the Separation from Service; (iii) Executive’s complying with the Release including without limitation any cooperation, non-disparagement and confidentiality provisions contained therein and continuing to comply with Executive’s obligations under the Confidentiality Agreement, and (iv) if Executive is a member of the Board, his/her resignation from the Board, to be effective no later than the date of his/her termination date (or such other date as requested by the Board).

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5.6 Change in Control Severance Benefits. In the event that the Company (or any surviving or acquiring corporation) terminates Executive’s employment without Cause or Executive resigns for Good Reason within two (2) months prior to or twelve (12) months following the effective date of a Change in Control (“Change in Control Termination”), and upon compliance with Section 5.5 above, Executive shall be eligible to receive the following Change in Control severance benefits: (i) a lump-sum cash payment in an amount equal to twelve (12) months of the Executive’s annual base salary payments then in effect; and (ii) the Company (or any surviving or acquiring corporation) shall pay the premiums of Executive’s group health insurance COBRA continuation coverage, including coverage for Executive’s eligible dependents, for a maximum period of twelve (12) months following a Change in Control Termination; provided, however, that (a) the Company (or any surviving or acquiring corporation) shall pay premiums for Executive’s eligible dependents only for coverage for which those eligible dependents were enrolled immediately prior to the Change in Control Termination and (b) the Company’s (or any surviving or acquiring corporation’s) obligation to pay such premiums shall cease immediately upon Executive’s eligibility for comparable group health insurance provided by a new employer of Executive. Executive agrees that the Company’s (or any surviving or acquiring corporation’s) payment of health insurance premiums will satisfy its obligations under COBRA for the period provided. No insurance premium payments will be made following the effective date of Executive’s coverage by a health insurance plan of a subsequent employer. For the balance of the period that Executive is entitled to coverage under federal COBRA law, if any, Executive shall be entitled to maintain such coverage at Executive’s own expense. Notwithstanding the foregoing, if at any time the Company determines, in its sole discretion, that the payment of the COBRA premiums would result in a violation of the nondiscrimination rules of Section 105(h)(2) of the Code or any statute or regulation of similar effect (including but not limited to the 2010 Patient Protection and Affordable Care Act, as amended by the 2010 Health Care and Education Reconciliation Act), then in lieu of providing the COBRA premiums, the Company will instead pay Executive, fully taxable cash payments equal to and paid at the same time as the COBRA premiums that otherwise would have been paid, subject to applicable tax withholdings. To receive the payments under (i) and (ii) above, Executive’s termination or resignation must constitute a Separation from Service and Executive must execute and allow the Release to become effective within 60 days of Executive’s termination or resignation. Such payments shall not be paid prior to the 60th day following Executive’s termination or resignation, rather, subject to the aforementioned conditions, on the 60th day following Executive’s termination or resignation, the Company will pay Executive such payments in a lump sum that Executive would have received on or prior to such date under the original schedule, with the balance of such payments being paid as originally scheduled.

In addition, notwithstanding anything contained in Executive’s stock option or other equity award agreements to the contrary, in the event the Company (or any surviving or acquiring corporation) terminates Executive’s employment without Cause or Executive resigns for Good Reason within two (2) months prior to or twelve (12) months following the effective date of a Change in Control, and any surviving corporation or acquiring corporation assumes Executive’s stock options and/or equity awards, as applicable, or substitutes similar stock options or equity awards for Executive’s stock options and/or equity awards, as applicable, in accordance with the terms of the Company’s equity incentive plans, then (i) the vesting of all of Executive’s stock options and/or equity awards (or any substitute stock options or equity awards), as applicable, shall be accelerated in full and (ii) the period during which Executive’s stock options

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may be exercised shall be extended to twelve (12) months after the date of Executive’s termination of employment; provided, that, in no event shall such options be exercisable after the expiration date of such options as set forth in the stock option grant notice and/or agreement evidencing such options.

5.7 Notice; Effective Date of Termination. Termination of Executive’s employment pursuant to this Agreement shall be effective on the earliest of: (i) immediately after the Company gives notice to Executive of Executive’s termination, with or without Cause, unless the Company specifies a later date, in which case, termination shall be effective as of such later date; (ii) immediately upon the Executive’s death; (iii) thirty (30) days after the Company gives notice to Executive of Executive’s termination on account of Executive’s Disability, unless the Company specifies a later date, in which case, termination shall be effective as of such later date, provided, that Executive has not returned to the full time performance of Executive’s duties prior to such date; or (iv) thirty (30) days after the Executive gives written notice to the Company of Executive’s resignation with or without Good Reason, provided that the Company may set a termination date at any time between the date of notice and the date of resignation, in which case the Executive’s resignation shall be effective as of such other date. Executive will receive compensation through any required notice period. In the event notice of a termination under subsections (i), (iii) and (iv) is given orally, at the other party’s request, the party giving notice must provide written confirmation of such notice within five (5) business days of the request in compliance with the requirement of Section 11.3 below. In the event of a termination for Cause or Good Reason written confirmation shall specify the subsection(s) of the definition of Cause or Good Reason relied on to support the decision to terminate but shall not include further explanation.

6. DEFINITIONS.

6.1 Cause. As used in this Agreement, “Cause” shall mean the occurrence of one or more of the following: (i) Executive’s conviction of a felony or a crime involving moral turpitude or dishonesty; (ii) Executive’s participation in a fraud or act of dishonesty against the Company; (iii) Executive’s intentional and material damage to the Company’s property; (iv) material breach of Executive’s employment agreement, the Company’s written policies, or the Confidentiality Agreement; (v) conduct by Executive which demonstrates Executive’s gross unfitness to serve the Company as reasonably determined in good faith by the Board of Directors; or (vi) breach of fiduciary duty.

6.2 Good Reason. As used in this Agreement, “Good Reason” shall mean any one of the following events which occurs without Executive’s consent during the term of this Agreement provided that Executive has not been notified of the Company’s decision to terminate his employment for Cause, Executive has first provided written notice to any member of the Board (or the surviving corporation, as applicable) of the occurrence of such event(s) within 90 days of the first such occurrence, the Company (or surviving corporation) has not cured such event(s) within 30 days after Executive’s written notice is received by such member of the Board (or by the surviving corporation), and Executive has a Separation from Service within 30 days after the end of the cure period : (i) a material reduction of Executive’s then existing annual salary base or annual bonus target by more than ten percent (10%), unless the Executive accepts such reduction or such reduction is done in conjunction with similar reductions for similarly

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situated Executives of the Company (it being understood that, solely for purposes of this Section 6.2, such a reduction in the annual bonus target not accepted by Executive is considered a material breach of this Agreement); (ii) any request by the Company (or any surviving or acquiring corporation) that the Executive relocate to a new principal base of operations that would increase Executive’s one-way commute distance by more than thirty-five (35) miles from his/her then-principal base of operations, unless Executive accepts such relocation opportunity; or (iii) for purposes of Section 5.6 only, if, following a Change in Control, Executive’s benefits and responsibilities are materially reduced, or Executive’s base compensation or annual bonus target are reduced by more than 10%, in each case, by comparison to the benefits, responsibilities, base compensation or annual bonus target in effect immediately prior to such reduction (it being understood that, solely for purposes of this Section 6.2, the aforementioned reductions in the annual bonus target or benefits are considered a material breach of this Agreement). Notwithstanding the foregoing, neither (i) any actions taken by the Company to accommodate a disability of the Executive or pursuant to the Family and Medical Leave Act, nor (ii) the Executive’s election to allow this Agreement to expire at the end of the Term shall be a Good Reason for purposes of this Agreement.

6.3 Change in Control. As used in this agreement, “Change in Control” has the meaning set forth in the Company’s 2012 Equity Incentive Plan. Notwithstanding the foregoing, to the extent that the Company determines that any of the payments or benefits under this Agreement that are payable in connection with a Change in Control constitute deferred compensation under Section 409A that may only be paid on a qualifying transaction (that is, the payments and benefits are not otherwise “exempt” under 409A), the foregoing definition of Change in Control shall apply only to the extent the transaction also meets the definition used for purposes of Treasury Regulation Section 1.409A-3(a)(5), that is, as defined under Treasury Regulation Section 1.409A-3(i)(5).

7. TERMINATION OF COMPANY’S OBLIGATIONS. Notwithstanding any provisions in this Agreement to the contrary, the Company’s obligations, and Executive’s rights pursuant to Sections 5.4 and 5.6 herein, regarding salary continuation and the payment of COBRA premiums, shall cease and be rendered a nullity immediately should Executive fail to comply with the provisions of the Confidentiality Agreement or if Executive directly or indirectly competes with the Company in violation of the Non-Competition Agreement.

8. CODE SECTION 409A COMPLIANCE. To the extent any payments or benefits pursuant to Section 5 above (a) are paid from the date of termination of Executive’s employment through March 15 of the calendar year following such termination, such severance benefits are intended to constitute separate payments for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations and thus payable pursuant to the “short-term deferral” rule set forth in Section 1.409A-1(b)(4) of the Treasury Regulations; (b) are paid following said March 15, such Severance Benefits are intended to constitute separate payments for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations made upon an involuntary separation from service and payable pursuant to Section 1.409A-1(b)(9)(iii) of the Treasury Regulations, to the maximum extent permitted by said provision, (c) represent the reimbursement or payment of costs for outplacement services, such payments are intended to constitute separate payments for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations and to qualify for the exception from deferred compensation pursuant to Section 1.409A-1(b)(9)(v)(A); and (d) are in excess of the

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amounts specified in clauses (a), (b) and (c) of this paragraph, shall (unless otherwise exempt under Treasury Regulations) be considered separate payments subject to the distribution requirements of Section 409A(a)(2)(A) of the Code, including, without limitation, the requirement of Section 409A(a)(2)(B)(i) of the Code that payments or benefits be delayed until 6 months after Executive’s separation from service if Executive is a “specified Executive” within the meaning of the aforesaid section of the Code at the time of such separation from service. In the event that a six month delay of any such separation payments or benefits is required, on the first regularly scheduled pay date following the conclusion of the delay period, Executive shall receive a lump sum payment or benefit in an amount equal to the separation payments and benefits that were so delayed, and any remaining separation payments or benefits shall be paid on the same basis and at the same time as otherwise specified pursuant to this Agreement (subject to applicable tax withholdings and deductions).

9. PARACHUTE TAXES.

9.1 The following terms shall have the meanings set forth below for purposes of this Section 9:

(i) “Accounting Firm” means a certified public accounting firm chosen by the Company.

(ii) “After-Tax” means after taking into account all applicable Taxes and Excise Tax.

(iii) “Excise Tax” means the excise tax imposed by Section 4999 of the Code, together with any interest or penalties imposed with respect to such excise tax.

(iv) “Payment” means any payment, distribution or benefit in the nature of compensation (within the meaning of Section 280G(b)(2) of the Code) to or for the benefit of Executive, whether paid or payable pursuant to this Agreement or otherwise.

(v) “Safe Harbor Amount” means 2.99 times Executive’s “base amount,” within the meaning of Section 280G(b)(3) of the Code.

(vi) “Taxes” means all federal, state, local and foreign income, excise, social security and other taxes, other than the Excise Tax, and any associated interest and penalties.

9.2 If any Payment due Executive is subject to the Excise Tax, then such Payment shall be adjusted, if necessary, to equal the greater of (x) the Safe Harbor Amount or (y) the Payment, whichever results in such Executive’s receipt, After-Tax, of the greatest amount of the Payment. The reduction of Executive’s Payments pursuant to this Section 9.2, if applicable, shall be made by first reducing the acceleration of Executive’s stock option vesting (if any), the acceleration of the vesting of Executive’s other equity securities (if any), and then by reducing the payments under Section 10(e)(v), (iv), (ii), (iii) and (i), in that order.

9.3 All determinations required to be made under this Section 9, including whether and in what manner any Payments are to be reduced pursuant to the second sentence of Section 9.2, and the assumptions to be utilized in arriving at such determinations, shall be made

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by the Accounting Firm, and shall be binding upon the Company and Executive, except to the extent the Internal Revenue Service or a court of competent jurisdiction makes an inconsistent final and binding determination. The Accounting Firm shall provide detailed supporting calculations both to the Company and Executive within fifteen (15) business days after receiving notice from Executive that there has been a Payment or such earlier time as may be requested by the Company. All fees and expenses of the Accounting Firm shall be borne solely by the Company.

10. COOPERATION WITH THE COMPANY AFTER TERMINATION OF EMPLOYMENT. Following termination of Executive’s employment for any reason, Executive shall fully cooperate with the Company in all matters relating to the winding up of Executive’s pending work including, without limitation, any litigation in which the Company is involved or such other inquiry concerning the Company that Executive may have knowledge, the signing of routine documents for administrative or compliance purposes, announcements concerning termination and the orderly transfer of any pending work to such other executives or Executives as may be designated by the Company.

11. GENERAL PROVISIONS.

11.1 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provisions had never been contained herein.

11.2 Waiver. If either party should waive any breach of any provisions of this Agreement, Executive or the Company shall not thereby be deemed to have waived any preceding or succeeding breach of the same or any other provision of this Agreement.

11.3 Notices. Any notices required hereunder to be in writing shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by electronic mail, telex or confirmed facsimile, if sent during normal business hours of the recipient, and if not, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the Company, “Attention C.E.O.,” at its primary office location and to Executive at Executive’s address as listed on the Company payroll, or at such other address as the Company or the Executive may designate by ten (10) days advance written notice to the other.

11.4 Complete Agreement. This Agreement constitutes the entire agreement between Executive and the Company with regard to the subject matter hereof. This Agreement is the complete, final, and exclusive embodiment of their agreement with regard to this subject matter and supersedes any prior oral discussions or written communications and agreements. This Agreement is entered into without reliance on any promise or representation other than

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those expressly contained herein, and it cannot be modified or amended except in writing signed by Executive and an authorized officer of the Company. The parties have entered into a separate Non-Competition Agreement, which governs other aspects of the relationship between the parties, have or may have provisions that survive termination of Executive’s employment under this Agreement, may be amended or superseded by the parties without regard to this Agreement and is enforceable according to its terms without regard to the enforcement provision of this Agreement.

11.5 Counterparts. This Agreement may be executed in separate counterparts, any one of which need not contain signatures of more than one party, but all of which taken together will constitute one and the same Agreement.

11.6 Headings. The headings of the sections hereof are inserted for convenience only and shall not be deemed to constitute a part hereof nor to affect the meaning thereof.

11.7 Successors and Assigns. The Company shall assign this Agreement and its rights and obligations hereunder in whole, but not in part, to any Company or other entity with or into which the Company may hereafter merge or consolidate or to which the Company may transfer all or substantially all of its assets, if in any such case said Company or other entity shall by operation of law or expressly in writing assume all obligations of the Company hereunder as fully as if it had been originally made a party hereto, but may not otherwise assign this Agreement or its rights and obligations hereunder. Executive may not assign or transfer this Agreement or any rights or obligations hereunder, other than to Executive’s estate upon Executive’s death.

11.8 Choice of Law. All questions concerning the construction, validity and interpretation of this Agreement will be governed by the law of the State of Colorado.

11.9 Resolution of Disputes. The parties recognize that litigation in federal or state courts or before federal or state administrative agencies of disputes arising out of Executive’s employment with the Company or out of this Agreement, or Executive’s termination of employment or termination of this Agreement, may not be in the best interests of either Executive or the Company, and may result in unnecessary costs, delays, complexities, and uncertainty. The parties agree that any dispute between the parties arising out of or relating to the negotiation, execution, performance or termination of this Agreement or Executive’s employment, including, but not limited to, any claim arising out of this Agreement, claims under Title VII of the Civil Rights Act of 1964, as amended, the Civil Rights Act of 1991, the Age Discrimination in Employment Act of 1967, the Americans with Disabilities Act of 1990, Section 1981 of the Civil Rights Act of 1966, as amended, the Family Medical Leave Act, the Executive Retirement Income Security Act, and any similar federal, state or local law, statute, regulation, or any common law doctrine, whether that dispute arises during or after employment, shall be settled by binding arbitration in accordance with the National Rules for the Resolution of Employment Disputes of the American Arbitration Association; provided, however, that this dispute resolution provision shall not apply to any separate agreements between the parties that do not themselves specify arbitration as an exclusive remedy. The location for the arbitration shall be the Louisville, Colorado metropolitan area. Any award made by such panel shall be

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final, binding and conclusive on the parties for all purposes, and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. The arbitrators’ fees and expenses and all administrative fees and expenses associated with the filing of the arbitration shall be borne by the Company; provided however, that at Executive’s option, Executive may voluntarily pay up to one-half the costs and fees. The parties acknowledge and agree that their obligations to arbitrate under this Section 11.9 survive the termination of this Agreement and continue after the termination of the employment relationship between Executive and the Company. The parties each further agree that the arbitration provisions of this Agreement shall provide each party with its exclusive remedy, and each party expressly waives any right it might have to seek redress in any other forum, except as otherwise expressly provided in this Agreement. By electing arbitration as the means for final settlement of all claims, the parties hereby waive their respective rights to, and agree not to, sue each other in any action in a federal, state or local court with respect to such claims, but may seek to enforce in court an arbitration award rendered pursuant to this Agreement. The parties specifically agree to waive their respective rights to a trial by jury, and further agree that no demand, request or motion will be made for trial by jury.

IN WITNESS WHEREOF, the parties have executed this Employment Agreement effective as of the day and year first written above.

GLOBEIMMUNE, INC.	EXECUTIVE:

(Signature)	(Signature)

By:	By:

Title:	Title:

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Exhibit A

Release Agreement

This Release Agreement (“Release”) is made by and between GlobeImmune, Inc. (the “Company”) and [NAME] (“you”). You and the Company entered into an Employment Agreement dated                     (the “Employment Agreement”). You and the Company hereby further agree as follows:

1. A blank copy of this Release was attached to the Employment Agreement as Exhibit A.

2. Severance Payments. If either (i) your employment was terminated by the Company without Cause (as defined in the Employment Agreement) in accordance with Sections 5.4 or 5.6 of the Employment Agreement; or (ii) you resign for Good Reason in accordance with Sections 5.4 or 5.6 and 6.2 of the Employment Agreement, then, in consideration for your execution, return and non-revocation of this Release, following the Release Date (as defined in Section 3 below) the Company will provide severance benefits to you as follows: [describe benefits and payment schedule].

3. Release by You. In exchange for the payments and other consideration under this Agreement, to which you would not otherwise be entitled, and except as otherwise set forth in this Agreement, you hereby generally and completely release, acquit and forever discharge the Company, its respective subsidiaries, affiliates, predecessors, current and former directors, members, officers, employees, agents, stockholders, heirs, beneficiaries, its successors and assigns (both individually and in their official capacities), its parents and subsidiaries, and its officers, directors, managers, partners, agents, servants, employees, attorneys, shareholders, successors, assigns and affiliates (the “Releasees”), of and from any and all claims, liabilities, demands, causes of action, costs, expenses, attorneys’ fees, damages, indemnities and obligations of every kind and nature, in law, equity, or otherwise, both known and unknown, suspected and unsuspected, disclosed and undisclosed, arising out of or in any way related to agreements, events, acts or conduct at any time prior to and including the execution date of this Agreement, including but not limited to: all such claims and demands directly or indirectly arising out of or in any way connected with your employment with the Company or the termination of that employment; claims or demands related to salary, bonuses, commissions, stock, stock options, or any other ownership interests in the Company, vacation pay, fringe benefits, expense reimbursements, severance pay, or any other form of compensation; claims pursuant to any federal, state or local law, statute, or cause of action; tort law; or contract law. The claims and causes of action you are releasing and waiving in this Agreement include, but are not limited to, any and all claims and causes of action that the Company, its parents and subsidiaries, and its and their respective officers, directors, agents, servants, employees, attorneys, shareholders, successors, assigns or affiliates:

•	has violated its personnel policies, handbooks, contracts of employment, or covenants of good faith and fair dealing;

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•

has discriminated against you on the basis of age, race, color, sex (including sexual harassment), national origin, ancestry, disability, religion, sexual orientation, marital status, parental status, source of income, entitlement to benefits, any union activities or other protected category in violation of any local, state or federal law, constitution, ordinance, or regulation, including but not limited to: the Age Discrimination in Employment Act, as amended (“ADEA”); Title VII of the Civil Rights Act of 1964, as amended; 42 U.S.C. § 1981, as amended; the Civil Rights Act of 1866; the Colorado Fair Employment Practices Act; the Worker Adjustment Retraining and Notification Act; the Equal Pay Act; the Americans With Disabilities Act; the Genetic Information Non-Discrimination Act; the Family Medical Leave Act; the Occupational Safety and Health Act; the Immigration Reform and Control Act; the Uniform Services Employment and Reemployment Rights Act of 1994, as amended; Section 510 of the Employee Retirement Income Security Act; and the National Labor Relations Act;

•

has violated any statute, public policy or common law (including but not limited to claims for retaliatory discharge; negligent hiring, retention or supervision; defamation; intentional or negligent infliction of emotional distress and/or mental anguish; intentional interference with contract; negligence; detrimental reliance; loss of consortium to you or any member of your family and/or promissory estoppel).

Notwithstanding the foregoing, you are not releasing any right of indemnification you may have for any liabilities arising from your actions within the course and scope of your employment with the Company or within the course and scope of your role as a member of the Board of Directors and/or officer of the Company. Also excluded from this Agreement are any claims which cannot be waived by law. You are waiving, however, your right to any monetary recovery should any governmental agency or entity, such as the EEOC or the DOL, pursue any claims on your behalf. You acknowledge that you are knowingly and voluntarily waiving and releasing any rights you may have under the ADEA, as amended. You also acknowledge that (i) the consideration given to you in exchange for the waiver and release in this Agreement is in addition to anything of value to which you were already entitled, and (ii) that you have been paid for all time worked, have received all the leave, leaves of absence and leave benefits and protections for which you are eligible, and have not suffered any on-the-job injury for which you have not already filed a claim. You further acknowledge that you have been advised by this writing that: (a) your waiver and release do not apply to any rights or claims that may arise after the execution date of this Agreement; (b) you have been advised hereby that you have the right to consult with an attorney prior to executing this Agreement; (c) you have twenty-one (21) days [in the event of a group release 21 days becomes 45 days] to consider this Agreement (although you may choose to voluntarily execute this Agreement earlier); (d) you have seven (7) days following your execution of this Agreement to revoke the Agreement; and (e) this Agreement shall not be effective until the date upon which the revocation period has expired unexercised, which shall be the eighth day after this Agreement is executed by you provided the Company has also executed the Release on or before that date (the “Release Date”).

4. Return of Company Property. Within ten (10) days of the effective date of the termination of employment, you agree to return to the Company all Company documents (and all copies thereof) and other Company property then in existence that you have had in your possession at any time, including, but not limited to, Company files, notes, drawings, records, business plans and forecasts, financial information, specifications, computer-recorded

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information, tangible property (including, but not limited to, computers), credit cards, entry cards, identification badges and keys; and, any materials of any kind that contain or embody any proprietary or confidential information of the Company (and all reproductions thereof). Receipt of the Severance described in paragraph 2 of this Release expressly conditioned upon return of all such Company Property.

5. Confidentiality. The provisions of this Release will be held in strictest confidence by you and will not be publicized or disclosed in any manner whatsoever; provided, however, that: (a) you may disclose this Agreement in confidence to your immediate family; (b) you may disclose this Agreement in confidence to your attorney, accountant, auditor, tax preparer, and financial advisor; and (c) you may disclose this Release insofar as such disclosure may be required by law.

6. Proprietary Information and Post-Termination Obligations. Both during and after your employment you acknowledge your continuing obligations under your Employee Non-Competition Agreement not to use or disclose any confidential or proprietary information of the Company and to refrain from certain solicitation and competitive activities.

7. Non-Disparagement. You and the Company, acting through its executive officers, agree not to disparage the other party, and in addition with respect to the Company, you agree not to disparage the Company’s officers, directors, employees, shareholders and agents, in each case in any manner likely to be harmful to them or their business, business reputation or personal reputation; provided that both the Executive and the Company will respond accurately and fully to any question, inquiry or request for information when required by legal process.

8. No Admission. This Agreement does not constitute an admission by the Company of any wrongful action or violation of any federal, state, or local statute, or common law rights, including those relating to the provisions of any law or statute concerning employment actions, or of any other possible or claimed violation of law or rights.

9. Breach. You agree that upon any material breach of this Release you will forfeit all amounts paid or owing to you under this Release. Further, you acknowledge that it may be impossible to assess the damages caused by your material violation of the terms of paragraphs 4 5 6 and 7 of this Release and further agree that any threatened or actual material violation or breach of those paragraphs of this Release will constitute immediate and irreparable injury to the Company. You therefore agree that any such breach of this Release is a material breach of this Agreement, and, in addition to any and all other damages and remedies available to the Company upon your breach of this Agreement, the Company shall be entitled to an injunction to prevent you from violating or breaching this Agreement.

10. Miscellaneous. This Release constitutes the complete, final and exclusive embodiment of the entire agreement between you and the Company with regard to this subject matter. It is entered into without reliance on any promise or representation, written or oral, other than those expressly contained herein, and it supersedes any other such promises, warranties or representations. This Release may not be modified or amended except in a writing signed by both you and a duly authorized officer of the Company. This Release will bind the heirs, personal representatives, successors and assigns of both you and the Company, and inure to the benefit of

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both you and the Company, their heirs, successors and assigns. If any provision of this Release is determined to be invalid or unenforceable, in whole or in part, this determination will not affect any other provision of this Agreement and the provision in question will be modified by the court so as to be rendered enforceable. This Release will be deemed to have been entered into and will be construed and enforced in accordance with the laws of the State of Colorado as applied to contracts made and performed entirely within Colorado.

GlobeImmune, Inc.

By:
	[NAME AND TITLE]	Date

EXECUTIVE

[NAME]	Date

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Schedule to Exhibit 10.6: The Form of Employment Agreement was entered into with the following employees with their respective titles, duties, annual base salaries and bonuses listed below and effective as of the date listed below:

Name	Title	Effective Date	Duties	Base Salary		Bonus
David Apelian, M.D., Ph.D., MBA	Chief Medical Officer and Senior Vice President, Research and Development		Manage all clinical and research and development activities of the Company	$439,875	(1)	35%

John Frenz, Ph.D.	Vice President, Operations		Manage all manufacturing, quality and process development activities of the Company	$296,010		35%

C. Jeffrey Dekker, C.P.A.	Vice President, Finance		Manage all finance and accounting activities of the Company	$191,475		25%

Dr. Apelian’s employment agreement also contains the following additional compensation provision:

2.5. Housing Stipend. For the duration of this Agreement, on the last day of each month the Company will pay Executive a monthly stipend of $435, so long as Executive maintains a residence in Colorado.

1

EXHIBIT 10.7

LEASE

THIS LEASE (“Lease”), dated as of OCTOBER 25, 2005, is made by and between TRIUMPH 1450 LLC, a Colorado limited liability company (“Landlord”), and GLOBEIMMUNE, INC., a Delaware corporation (“Tenant”) (collectively, the “Parties,” and individually, a “Party”).

RECITALS

A. Maxtor Realty Corporation, a Delaware corporation (“Maxtor Realty”), is the fee owner of certain real property in Boulder County, Colorado, commonly called 1450 Infinite Drive, Louisville, Colorado 80027, together with the building (“Building”) and other improvements thereon and the appurtenant parking and landscaped areas (collectively, the “Project”).

B. Maxtor Realty had leased the Project to Maxtor Corporation, a Delaware corporation (“Maxtor”), pursuant to that certain Master Lease dated as of September 10, 1996.

C. Maxtor has subleased the Premises (as defined below) to Tenant pursuant to that certain Sublease dated as of September 16, 2005 (the “Sublease”).

D. In connection with the Sublease, Maxtor, Maxtor Realty and Tenant have executed that certain Memorandum of Sublease and Agreement to Lease dated as of September 16, 2005 (the “Memorandum”). The Memorandum has not yet been recorded in the official records of Boulder County, Colorado

E. Maxtor Realty has entered into a purchase agreement with Landlord, pursuant to which Maxtor Realty has agreed to sell the Project to Landlord and Landlord has agreed to purchase the Project from Maxtor Realty.

F. Landlord desires that (i) the parties to the Sublease terminate the Sublease and the Memorandum as of the date hereof, and (ii) Tenant enter into this Lease with Landlord.

NOW, THEREFORE, in consideration of the mutual promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. BASIC PROVISIONS (“BASIC PROVISIONS”).

1.1 Premises: Approximately 18,658 rentable square feet (“RSF”) of office space (“Office Space”) in the Building and approximately 21,842 RSF of laboratory space (“Lab Space”) in the Building, as depicted on Exhibit A hereto, for a total RSF of 40,500 (collectively, the “Premises”).

1.2 Term: The term of this Lease (the “Term”) shall commence on the date hereof (the “Commencement Date”) and shall expire on October 31, 2010 (the “Expiration Date”). Each reference to “Term” contained in this Lease shall be deemed to include the Option Term (as defined in Paragraph 53.1 below), provided the same is exercised by Tenant in accordance with the provisions of Paragraph 53.

1.3 Initial Improvements; Tenant’s Termination Right: Following delivery of the Premises to Tenant, Tenant shall construct its tenant improvements therein (the “Initial Improvements”). If Landlord is unable to deliver possession of the Premises to Tenant within sixty (60) days following mutual execution of this Lease, then Tenant’s sole remedy shall be to terminate this Lease by written notice delivered to Landlord within ten (10) days after the expiration of such sixty (60) day period.

1.4 Rent Commencement Date: Tenant’s obligation to pay Base Rent (as defined below) hereunder shall commence on November 1, 2005 (the “Rent Commencement Date”).

1.5 Base Rent: Tenant shall pay to Landlord an initial annual base rent (“Base Rent”) of Three Hundred Sixty-Seven Thousand Six Hundred Eighty-Three Dollars and Ninety-Six Cents ($367,683.96) per year, payable in equal monthly installments of Thirty Thousand Six Hundred Forty Dollars and Thirty-Three Cents ($30,640.33), payable on the first (1st) day of each month during the term of this Lease; provided, however, Tenant shall pay to Landlord, on the first (1st) day of the month succeeding the Rent Commencement Date, the prorated portion (if any) of Base Rent from the Rent Commencement Date to the end of the calendar month thereof. The initial annual Base Rent has been calculated at an annual rate of $8.00 per RSF for Office Space and $10.00 per RSF for Lab Space. Notwithstanding the foregoing, provided that no Breach has occurred and is continuing, one-half (1/2) of the monthly Base Rent shall be abated for each month during the twelve (12) month period beginning on the Rent Commencement Date. During such abatement period, Tenant shall pay to Landlord a monthly Base Rent of Fifteen Thousand Three Hundred Twenty Dollars and Seventeen Cents ($15,320.17), payable on the first (1st) day of each month therein. Beginning on the first (1st) anniversary of the Rent Commencement Date, and on each annual anniversary thereafter, Base Rent shall be increased by three percent (3%) over the Base Rent for the prior twelve (12) month period.

1.6 Base Rent Paid Upon Sublease Execution: Upon execution of the Sublease, Tenant paid to Maxtor Fifteen Thousand Three Hundred Twenty Dollars and Seventeen Cents ($15,320.17), which amount has been transferred to Landlord and shall be applied towards the first (1st) full month’s Base Rent after the Rent Commencement Date.

1.7 Security Deposit: Upon execution of the Sublease, Tenant deposited with Maxtor either (a) the sum of Two Hundred Thousand Dollars ($200,000) as a cash security deposit to secure Tenant’s obligations hereunder (the “Security Deposit”), or (b) the Letter of Credit (as defined in Paragraph 5 below), which Security Deposit or Letter of Credit has been transferred to Landlord. The Security Deposit or the Letter of Credit may be reduced pursuant to the terms of Paragraph 5 below.

1.8 Agreed Use: The Premises shall be used for the following uses and no others: (a) in the Lab Space, as biology and/or chemistry laboratory, and (b) in the Office Space, as business offices.

1.9 Insuring Party: Landlord is the “Insuring Party” unless otherwise stated herein.

1.10 Real Estate Brokers: The following real estate brokers (the “Brokers”) and brokerage relationships exist in this transaction: None.

1.11 Exhibits: Attached hereto are Exhibit A through Exhibit H which constitute a part of this Lease.

2. PREMISES.

2.1 Letting. Landlord hereby leases to Tenant, and Tenant hereby leases from Landlord, the Premises, for the Term, at the rental, and upon all of the terms, covenants and conditions set forth in this Lease. Any statement regarding the rentable square footage of the Building, the Premises or any portion thereof as set forth in this Lease, or that may have been used in calculating Rent (as defined in Paragraph 4.1 below), is an approximation which the Parties agree is reasonable.

2.2 Delivery. Tenant shall accept the Premises in their condition as of the Commencement Date. Tenant’s taking possession of the Premises shall be conclusive evidence that Tenant accepts the Premises and that the Premises were in good condition at the time possession was taken. Except as set forth in Paragraphs 7.4(e) and 7.4(f) below, Tenant acknowledges that Tenant shall be responsible, at its sole cost and expense, for any work required or desirable in preparing the Premises for Tenant’s occupancy and/or use during the Term, including, without limitation, the Initial Improvements. Tenant agrees to use its best efforts to diligently complete the Initial Improvements in the Premises and to obtain the certificate of occupancy for the Premises as soon as commercially reasonable.

2.3 Compliance. Landlord shall be responsible for any non-compliance with any and all laws, covenants or restrictions of record, building codes, regulations and ordinances (“Applicable Requirements”) applicable to the Common Areas (as defined in Paragraph 2.5(a) below) and in effect on the Commencement Date and/or during the Term, provided that all costs and expenses related to any such non-compliance may be included by Landlord in Operating Expenses (as defined in Paragraph 4.3(c) below) if permitted under Paragraph 4.3 hereof. Landlord shall have no responsibility for non-compliance with Applicable Requirements arising out of or related to the specific use to which Tenant will put the Premises, the Initial Improvements and any Alterations or Utility Installations (as such terms are defined in Paragraph 7.3(a) below) made or to be made by Tenant. Tenant is responsible for determining whether or not the zoning is appropriate for Tenant’s intended use. If the Applicable Requirements are hereafter changed so as to require during the Term any action in connection with the Premises as a result of Tenant’s specific use of the Premises, the Initial Improvements or any Alterations or Utility Installations, including without limitation, the remediation of any Hazardous Substance (as defined in Paragraph 6.2(b) below), Tenant shall be fully responsible for the cost thereof. Tenant hereby agrees to be responsible for the compliance of the Premises and Tenant’s use thereof with all Applicable Requirements related thereto during the Term.

2.4 “As Is” Condition. Tenant acknowledges that it is familiar with the condition of the Premises, the Building and the Project; and Tenant agrees that it is subleasing the Premises on an “As Is” basis, subject to all latent or patent defects, without any representation or warranty by Landlord or any of the Landlord Parties as to the condition of the Premises, the Building or the Project or their fitness for Tenant’s use or any particular purpose, and subject to all applicable zoning, municipal, county and state laws, ordinances and regulations governing and regulating the use of the Premises, and any easements, covenants or restrictions of record. Tenant acknowledges that Landlord and the Landlord Parties have not made any representations or warranties that the Premises, the Building or the Project (or any portion thereof) comply with Applicable Requirements, including, but not limited to, the Americans With Disabilities Act, as amended, or any laws relating to Hazardous Substances.

2.5 Common Areas; Building Amenities.

(a) Common Areas. Landlord hereby grants to Tenant the right to non-exclusive use of any portion of the Building or Project that Landlord designates, in Landlord’s sole discretion, as for the common use of subtenants and others, including without limitation, the shipping/receiving docks and areas, the common entrances and exits and the elevators (collectively, “Common Areas”). Landlord shall have the right, in its sole discretion, to change, add to, reduce or regulate the Common Areas (or the use thereof) from time to time.

(b) Building Amenities. Landlord hereby grants to Tenant the right to non-exclusive use of the Building’s fitness center with men and women’s locker rooms and outdoor basketball and volleyball courts (collectively, the “Facilities”), the Building’s cafeteria and full service kitchen, and the Building’s break rooms (collectively, the “Amenities”), subject to the following terms and conditions:

(i) Tenant shall permit only its officers, employees and contractors to use the Facilities (“Permitted Users”); provided, however, only contractors engaged by Tenant with respect to Tenant’s core business operations shall be permitted to use the Facilities.

(ii) Tenant’s use of the Amenities shall be subject to compliance with such policies and procedures as Landlord may establish in its sole discretion from time to time regarding such use, including without limitation, policies relating to use of equipment located therein, hours of operation, conduct and dress requirements.

(iii) Tenant covenants, as a condition of the use by each of the Permitted Users of the Facilities, including without limitation, the outdoor basketball and volleyball courts, to obtain from each and deliver to Landlord an executed Release in the form attached hereto as Exhibit B.

(iv) Tenant’s use of the Building’s cafeteria and full service kitchen shall require the prior written approval of Landlord, which Landlord may withhold in its sole discretion, and shall be at Tenant’s cost, including but not limited to, the cost of food, labor, maintenance, equipment, necessary improvements and any other associated costs.

(v) Landlord shall have the right, in its sole discretion, to change, add to, reduce or regulate the Amenities (or the use thereof) from time to time, provided that Landlord provides to Tenant the same access and rights to use the Amenities as it provides to any other tenant in the Building.

3. TERM.

3.1 Term. The Commencement Date, the Rent Commencement Date, the Expiration Date and Term of this Lease are as specified in Basic Provisions above.

3.2 Tenant’s Obligations Prior to Commencement Date. Tenant shall deliver to Landlord evidence of the insurance required under Paragraph 8 below prior to the Commencement Date.

4. RENT.

4.1 Additional Rent; Rent. Tenant shall pay as additional rent (“Additional Rent”) all other sums due under this Lease. All Additional Rent shall be due upon demand unless otherwise provided hereunder. Base Rent and Additional Rent shall be referred to collectively as “Rent.”

4.2 Payment. Tenant shall cause payment of Base Rent and other Rent, as the same may be adjusted from time to time, to be received by Landlord in lawful money of the United States, without offset or deduction (except as specifically permitted in this Lease), on or before the day on which it is due. Base Rent and other Rent for any period during the Term which is for less than one (1) full calendar month shall be prorated based upon the actual number of days of said month. Payment of Base Rent and other Rent shall be made to Landlord at its address stated herein or to such other persons or place as Landlord may from time to time designate in writing. Acceptance of a payment which is less than the amount then due shall not be a waiver of Landlord’s rights to the balance of such Base Rent and other Rent, regardless of Landlord’s endorsement of any check so stating.

4.3 Operating Expenses.

(a) Triple Net Lease; Payment. The Base Rent to be paid by Tenant to Landlord is intended to be absolutely triple net. As such and beginning on the Rent Commencement Date, Tenant shall pay as Additional Rent an amount equal to Tenant’s Proportionate Share of Sector Operating Expenses for each Sector (as such terms are defined in this Paragraph 4.3 below). Landlord’s current non-binding estimates of Additional Rent for Operating Expenses per year are as follows: (i) Office Space—$8.80 per RSF, and (ii) Lab Space—$9.16 per RSF.

(b) Expense Payments; Categories of Operating Expenses. On or prior to the commencement of each calendar year after the Commencement Date, Landlord shall give Tenant a written estimate of the Sector Operating Expenses for the coming year and the estimated amount due from Tenant hereunder. Tenant shall pay such estimated amount of Additional Rent to Landlord in equal monthly installments, in advance, at the same time the monthly Base Rent is paid. Within one hundred eighty (180) days after the end of each calendar year, Landlord shall furnish Tenant with a statement (“Expense Statement”) showing in reasonable detail the actual costs incurred by Landlord for Sector Operating Expenses during the year then ended and Tenant’s Proportionate Share of the same. If such Expense Statement shows an amount owing by Tenant that is less than the sum of the monthly payments made by Tenant in the year then ended, such excess shall be credited against the next installment(s) of Additional Rent payable hereunder by Tenant or, if this Lease has terminated, then paid to Tenant within thirty (30) days. If such Expense Statement shows an amount owing by Tenant which is more than the sum of the monthly payments made by Tenant in the year then ended, Tenant shall pay such deficiency to Landlord within thirty (30) days after receipt of such Expense Statement. The obligations of Tenant hereunder shall survive expiration or termination of this Lease.

(c) Definition of Operating Expenses. As used in this Lease, “Operating Expenses” shall mean all costs and expenses of every kind and nature incurred by Landlord with respect to the ownership, maintenance, repair and operation of the Project, without offset for any revenue derived by Landlord, except as provided in Paragraph 4.3(d) below. Without limiting the generality of the foregoing; the following categories of expenses are expressly intended to be included: general maintenance and repair costs for sidewalks, the roof, floors, walls, service areas, foundations, common areas, mechanical rooms, the interior and exterior of the Building, systems within the Project, and facilities for the use of subtenants; all charges for utilities supplied to the Project; air-conditioning, ventilating and heating charges of the Project common areas; security guards and alarm services; elevator maintenance and other charges; painting, refinishing, decoration and landscaping of common areas; trash and debris removal; pest control; property management fees; expenses, wages, benefits, and payroll taxes payable with regard to all on-site and off-site employees engaged in the operation, maintenance, engineering and security of the Project below the level of senior property manager; legal expenses and the cost of audits by certified public accountants; all supplies, materials and equipment rentals used in the operation and maintenance of the Project; amounts paid to contractors or subcontractors for work or services performed in connection with the operation, maintenance, engineering and security of the Project; any reserve for repair and replacement of specific equipment used in the maintenance and operation of the Project and expected to be expended within twelve (12) months of the establishment of such reserve; insurance premiums or similar costs applicable to the Project, including without limitation, the insurance that Landlord is required to maintain under Paragraph 8 below; amortization (together with reasonable financing charges) of any capital improvements made to the Project by Landlord which will improve operating efficiency, or which may be required under any governmental law or regulation; any form of real property tax, special assessment, license fee, license tax, business license fee, business license tax, commercial rental tax, levy, or charge, or transit tax, levied by any governmental authority having the direct power to tax, against any legal or equitable interest of Landlord in the Project or as against Landlord’s business of subleasing the Project (other than Landlord’s federal or state income, franchise, inheritance or estate taxes); and any form of personal property tax or assessment on the Personal Property (as defined in Paragraph 7.4(d) below). Tenant agrees that any other cost or expense that is not mentioned in the foregoing but incurred by Landlord in connection with the ownership, maintenance, repair and operation of the Project shall be a part of Operating Expenses hereunder.

(d) Exclusions from Operating Expenses: Notwithstanding the above, Operating Expenses shall not include the following:

(i) Interest, principal, depreciation, and other lender costs and closing costs on any mortgage or mortgages, ground lease payments, or other debt instrument encumbering the Building;

(ii) Any bad debt loss, rent loss, or reserves for bad debt or rent loss;

(iii) Costs associated with operation of the business of the ownership of the Building or entity that constitutes Landlord or Landlord’s property manager, as distinguished from the cost of Building operations, including the costs of partnership or corporate accounting and legal matters; defending or prosecuting any lawsuit with any mortgagee, lender, ground lessor, broker, tenant, occupant, or prospective tenant or occupant; selling or syndicating any of Landlord’s interest in the Building; and disputes between Landlord and Landlord’s property manager;

(iv) Landlord’s general corporate or partnership overhead and general administrative expenses, including the salaries of management personnel who are not directly related to the Building and primarily engaged in the operation, maintenance, and repair of the Building, except to the extent that those costs and expenses are included in the management fees;

(v) Advertising, promotional expenditures and leasing expenses primarily directed toward leasing space in the Building;

(vi) Leasing commissions, space-planning costs, attorney fees and costs, disbursements, and other expenses incurred in connection with leasing, other negotiations, or disputes with tenants, occupants, prospective tenants, or other prospective occupants of the Building, or associated with the enforcement of any leases;

(vii) Charitable or political contributions;

(viii) Costs for which Landlord is reimbursed;

(ix) Fees paid to any affiliate or party related to Landlord to the extent such fees exceed the charges for comparable services rendered by unaffiliated third parties of comparable skill, stature and reputation in the same market; and

(x) Any management fee payable to Landlord or any third parties in excess of five percent (5%) of the Operating Expenses.

As to the costs of capital improvements, replacements, repairs, equipment and other capital costs, all such costs shall be included in Operating Expenses but shall be amortized over the reasonable useful life of such improvement, replacement, repair or equipment in accordance with generally accepted accounting principles together with interest at the prime rate on the unamortized balance.

(e) Sector Operating Expenses. Landlord shall segregate Operating Expenses into the following categories (each, a “Sector”): (i) clean room space; (ii) lab space; (iii) office space; and (iv) storage space. The Operating Expenses segregated into such categories, as determined by Landlord in its sole discretion, shall constitute “Sector Operating Expenses” hereunder.

(f) Tenant’s Proportionate Share. As used in this Lease, “Tenant’s Proportionate Share” shall mean the ratio of dividing (i) RSF for the applicable Sector in the Premises by (ii) the total RSF for all Sector space in the Building, as the same may be modified by Landlord from time to time. The initial Tenant’s Proportionate Share for each Sector of the Premises is as follows: (1) for lab space—40.80%, which has been computed by dividing 21,842 RSF (lab space in the Premises) by 53,537 RSF (total lab space in the Building); and (2) for office space—25.95%, which has been computed by dividing 18,658 RSF (office space in the Premises) by 71,901 RSF (total office space in the Building).

(g) Audit Right. Tenant, within one hundred eighty (180) days after receiving an Expense Statement, may give Landlord written notice (“Review Notice”) that Tenant intends to review Landlord’s records of the Operating Expenses for the calendar year to which the Expense Statement applies. Within a reasonable time after receipt of the Review Notice, Landlord shall make all pertinent records available for inspection that are reasonably necessary for Tenant to conduct its review. If Tenant retains an agent to review Landlord’s records, the agent must be with a certified public accounting firm (“CPA Firm”) licensed to do business in Colorado and which shall not be compensated on a contingent fee basis. Tenant shall be solely responsible for all costs, expenses and fees incurred for the audit; provided, however, if following an Objection Notice (as defined below), Landlord and Tenant determine that Operating Expenses for the Building, or the amount charged to Tenant by Landlord, for the year in question were less than stated or appropriately charged hereunder by more than five percent (5%), Landlord, within sixty (60) days after its receipt of paid invoices therefor from Tenant, shall reimburse Tenant for the reasonable amounts paid by Tenant to the CPA Firm in connection with such review by Tenant. Within thirty (30) days after the records are made available to Tenant, Tenant shall have the right to give Landlord written notice (an “Objection Notice”) stating in reasonable detail any objection to the Expense Statement for that year. If Tenant fails to give Landlord an Objection Notice within the thirty (30) day period or fails to provide Landlord with a Review Notice within the one hundred eighty (180) day period described above, Tenant shall be deemed to have approved Landlord’s Expense Statement and shall be barred from raising any claims regarding the Operating Expenses for that year. The records obtained by Tenant shall be treated as confidential. In no event shall Tenant be permitted to examine Landlord’s records or to dispute any Expense Statement unless Tenant has paid and continues to pay all rent when due.

5. SECURITY DEPOSIT.

5.1 Cash Security Deposit or Letter of Credit. Upon execution of this Lease, Tenant shall deposit with Landlord the sum of Two Hundred Thousand Dollars ($200,000) as a cash security deposit to secure Tenant’s obligations hereunder (the “Security Deposit”). In lieu of a cash security deposit, Tenant may deliver or have transferred to Landlord a clean, unconditional, irrevocable, transferable letter of credit in the amount of Two Hundred Thousand Dollars ($200,000) (the “Letter of Credit”), in form and issued by a financial institution (“Issuer”) satisfactory to Landlord in its sole discretion, which Letter of Credit (and all sums drawn by Landlord thereunder) shall constitute the Security Deposit hereunder. Tenant hereby grants to Landlord a security interest in the Letter of Credit and all proceeds, replacements and modifications thereof to secure Tenant’s obligations herein, including without limitation, the obligation to pay Rent, construct the Initial Improvements, perform its insurance and indemnity obligation and to maintain and restore the Premises. The Letter of Credit shall permit partial draws, and provide that draws thereunder will be honored upon receipt by Issuer (at its offices in Denver, Colorado or such other location that Landlord shall approve in its sole discretion) of the original or a certified copy of the Letter of Credit accompanied by a written statement signed by Landlord or its authorized agent stating that Landlord is entitled to draw on the Letter of Credit pursuant to the terms of the Lease. The Letter of Credit shall have an expiration period of one (1) year from the Commencement Date but shall provide that it will automatically renew by its terms to a date which is sixty (60) days following the Expiration Date unless affirmatively cancelled by Issuer following not less than sixty (60) days prior written notice of such expiration or cancellation from Issuer to Landlord. Landlord shall be entitled to draw the Letter of Credit in part or in full.

5.2 Security Deposit Provisions. Any Security Deposit held by Landlord shall be held as security for the faithful performance by Tenant of all of Tenant’s terms, covenants, and conditions under this Lease. If Tenant commits a Breach (as defined in Paragraph 13.1 below) hereunder, Landlord may (but shall not be required to) use, retain and apply all or any part of the Security Deposit for the payment of any Rent or any other sum in default, or for the payment of any amount which Landlord may spend or become obligated to spend by reason of Tenant’s Default (as defined in Paragraph 13.1 below) or Breach, or to compensate Landlord for any other loss or damage which Landlord may suffer as a result of Tenant’s default. If any portion of the Security Deposit is so used or applied, Tenant shall, within fifteen (15) days after written demand therefor, deposit with Landlord in cash or a cashier’s check an amount sufficient to restore the Security Deposit to its original amount, and Tenant’s failure to do so shall constitute a Breach under this Lease. Landlord shall not be required to keep the Security Deposit separate from its general funds, and Tenant shall not be entitled to interest on the Security Deposit or any portion thereof. Subject to Paragraph 47.3 below, the Security Deposit or any balance thereof that is not applied by Landlord in accordance with the provisions of this Paragraph 5, shall be returned to Tenant (or, at Landlord’s option, to the last assignee of Tenant’s interest hereunder) within thirty (30) days following the expiration of the Term or vacation of the Premises by Tenant, whichever event occurs later. In the event of a termination of Landlord’s interest in this Lease, the Security Deposit, or any portion thereof not previously applied, shall be released by Landlord to Landlord’s transferee and, if so released, Tenant agrees to look solely to such transferee for proper application or return of the Security Deposit. The holder of a mortgage or the beneficiary of a deed of trust encumbering the property which includes the Premises shall not be responsible to Tenant for the return or application of any such Security Deposit, whether or not such holder or beneficiary succeeds to the position of Landlord hereunder, unless such Security Deposit shall have been actually received by such holder or beneficiary. Tenant’s failure to provide and keep the Letter of Credit in full force and effect and otherwise in accordance with the terms of this Paragraph 5 shall constitute a Breach of this Lease.

5.3 Reduction of Security Deposit. Provided that (a) Tenant has not committed a Default hereunder, and (b) all Rent payments made by Tenant were received by Landlord on or before the due date during the prior eighteen (18) month period, on the commencement of the thirty-seventh (37th) full month of the Term, upon written request of Tenant, Landlord shall return to Tenant Fifty Thousand Dollars ($50,000) (or if a Letter of Credit has been delivered in lieu of a cash Security Deposit, then Tenant may amend the Letter of Credit accordingly), thereby reducing the Security Deposit to One Hundred Fifty Thousand Dollars ($150,000) (or if a Letter of Credit has been delivered in lieu of a cash Security Deposit, then Tenant may amend the Letter of Credit accordingly). Provided that (i) Tenant has not committed a Default hereunder, and (ii) all Rent payments made by Tenant were received by Landlord on or before the due date during the prior eighteen (18) month period, on the commencement of the forty-ninth (49th) full month of the Term, upon written request of Tenant, Landlord shall return to Tenant an additional Fifty Thousand Dollars ($50,000) (or if a Letter of Credit has been delivered in lieu of a cash Security Deposit, then Tenant may amend the Letter of Credit accordingly), thereby reducing the Security Deposit to One Hundred Thousand Dollars ($100,000) (or if a Letter of Credit has been delivered in lieu of a cash Security Deposit, then Tenant may amend the Letter of Credit accordingly).

6. USE; HAZARDOUS SUBSTANCES.

6.1 Use. Tenant shall use and occupy the Premises only for the Agreed Use and for no other purpose. Tenant shall not use or permit the use of the Premises in a manner that is unlawful, creates damage, waste or a nuisance, or that disturbs owners and/or occupants of, or causes damage to neighboring properties. The Parties acknowledge that (a) Tenant may wish to construct and operate a vivarium in the Lab Space within the Premises (“Vivarium”) if Tenant can obtain all necessary permits and licenses and otherwise comply with all Applicable Requirements therefor, (b) the Agreed Use (as set forth in Paragraph 1.8 above) does not permit the construction and/or operation of a Vivarium in the Premises and that Tenant is required to obtain Landlord’s prior written consent therefor, and (c) Landlord may withhold its consent in its sole discretion with regard to the construction and/or operations of a Vivarium in the Premises. Notwithstanding the foregoing, Landlord agrees that it shall not unreasonably withhold its consent with regard to the construction and/or operations of a Vivarium if all of the following conditions are satisfied: (i) Tenant obtains all necessary permits and licenses and otherwise complies with all Applicable Requirements therefor; (ii) only mice and rats will be used or kept in the Vivarium and no other animals shall be used or kept therein; and (iii) no more than two thousand (2,000) mice and/or rats shall be kept in the Vivarium at any time.

6.2 Hazardous Substances.

(a) Definitions. As used in this Lease, the term “Hazardous Substance” shall mean any product, substance, or waste whose presence, use, manufacture, disposal, transportation, or release, either by itself or in combination with other materials expected to be on the Premises, is: (i) potentially injurious to the public health, safety or welfare, the environment or the Premises, (ii) regulated or monitored by any governmental authority, or (iii) a basis for potential liability of Landlord to any governmental agency or third party under any applicable statute or common law theory. Hazardous Substances shall include, but not be limited to, PCB’s, hydrocarbons, petroleum, gasoline, asbestos and/or crude oil or any products, by-products or fractions thereof. As used in this Lease, the term “Reportable Use” shall mean (i) the installation or use of any above ground storage tank, (ii) the generation, possession, storage, use, transportation, release or disposal of a Hazardous Substance that requires a permit from, or with respect to which a report, notice, registration or business plan is required to be filed with, any governmental authority, and/or (iii) the presence at the Premises or the Project of a Hazardous Substance with respect to which any Applicable Requirements requires that a notice be given to persons entering or occupying the Premises or neighboring properties.

(b) Reportable Uses and Hazardous Substances Require Consent. Except as expressly provided below, Tenant shall not engage in any activity in or on the Premises or the Project which constitutes a Reportable Use of Hazardous Substances, nor shall Tenant generate, possess, store, use, release or dispose of any Hazardous Substances in, on, under or about the Premises, the Building or the Project, without the express prior written consent of Landlord, which consent may be given or withheld in Landlord’s reasonable discretion, and Tenant’s timely compliance (at Tenant’s expense) with all Applicable Requirements. In addition, Landlord may condition its consent to any Reportable Use upon receiving such additional assurances as Landlord reasonably deems necessary to protect itself, the public, the Premises, the Building, the Project and/or the environment against damage, contamination, injury and/or liability, including, but not limited to, the installation (and removal on or before Sublease expiration or termination) of protective modifications (such as concrete encasements) and/or increasing the Security Deposit. Landlord hereby consents to Tenant’s use in and about the Premises of the Hazardous Substances in the quantities listed on Exhibit C hereto, provided that Tenant strictly complies at all times with (A) all Applicable Requirements with respect thereto, and (B) Tenant’s Hazardous Substance Management Plan attached hereto as Exhibit D (the “Hazardous Substance Management Plan”), as the same may be modified from time to time. Tenant shall promptly provide to Landlord all amendments, modifications and supplements to Tenant’s Hazardous Substance Management Plan.

(c) Duty to Inform Landlord. If Tenant knows, or has reasonable cause to believe, that a Hazardous Substance has come to be located in, on, under or about the Premises, Tenant shall immediately give written notice of such fact to Landlord, and provide Landlord with a copy of any report, notice, claim or other documentation which it has concerning the presence of such Hazardous Substance.

(d) Tenant Remediation. Tenant shall not cause or permit any Hazardous Substance to be spilled or released in, on, under, or about the Premises (including through the plumbing or sanitary sewer system) and shall promptly, at Tenant’s sole cost and expense, take all investigatory and/or remedial action reasonably recommended, whether or not formally ordered or required, for the cleanup of any contamination of, and for the maintenance, security and/or monitoring of the Premises, the Project or neighboring properties, that was caused or materially contributed to by Tenant, or pertaining to or involving any Hazardous Substance brought onto the Premises or the Project, by or for Tenant. Tenant shall be solely responsible for the remediation of any condition concerning (i) any Hazardous Substance first appearing in, on, under or about the Premises during the Term, or (ii) any Hazardous Substance brought onto or released in, on, under or about the Project by or for Tenant during the Term.

(e) Investigations and Remediations. Tenant shall have responsibility and shall pay for any investigations or remediation measures required by governmental entities having jurisdiction with respect to the existence of Hazardous Substances brought onto or released at the Premises during the Term. Tenant shall cooperate fully in any such activities at the request of Landlord, including allowing Landlord and Landlord’s agents to have reasonable access to the Premises at reasonable times in order to carry out any investigative and remedial actions which Landlord may elect to do.

6.3 Tenant’s Compliance with Applicable Requirements. Tenant shall obtain, maintain and strictly comply with, at Tenant’s sole cost and expense, any and all Applicable Requirements with its generation, possession, storage, use, release or disposal of any Hazardous Substance in or about the Premises, the Building or the Project (if the same is permitted under this Lease), including without limitation, (i) all Environmental Protection Agency Identification Numbers, and (ii) all air, wastewater, sewer and other permits and governmental approvals. Except as otherwise provided in this Lease, Tenant shall, at Tenant’s sole expense, fully, diligently and in a timely manner comply with all requirements of any applicable fire insurance underwriter or rating bureau, and the recommendations of Landlord’s engineers and/or consultants which relate in any manner to the Premises, without regard to whether said requirements are now in effect or become effective after the Commencement Date. Tenant shall, within ten (10) days after receipt of Landlord’s written request, provide Landlord with copies of all permits and other documents, and other information evidencing Tenant’s compliance with any Applicable Requirements specified by Landlord, and shall immediately upon receipt by Tenant, notify Landlord in writing (and immediately provide to Landlord copies of any documents involved) of any threatened or actual claim, notice, citation, warning, complaint or report pertaining to or involving the failure of Tenant or the Premises to comply with any Applicable Requirements or the provisions of this Paragraph 6.

6.4 Inspection; Compliance. Landlord and Landlord’s Lender and consultants shall have the right to enter the Premises at any time, in the case of an emergency, and otherwise at reasonable times upon reasonable prior notice, which may be verbal, for the purpose of inspecting the condition of the Premises and for verifying compliance by Tenant with this Lease. The reasonable cost of any such inspections shall be paid by Tenant, unless such inspection reveals that Tenant has violated the provisions of this Lease in which case Tenant shall reimburse Landlord for the reasonable out of pocket costs of such inspections.

6.5 Tenant Indemnification. Tenant shall indemnify, defend and hold harmless each of Landlord and its shareholders, directors, officers, employees, agents, affiliates, subsidiaries, Lender (as defined in Paragraph 30.1 below), successors and assigns (the “Landlord Parties”) from and against any and all damages, losses, liabilities, judgments, claims, causes of action, demands, expenses, costs, fines, penalties, and attorneys’ and consultants’ fees (collectively, “Claims”) arising out of or involving (i) any Hazardous Substance first appearing in, on, under or about the Premises during the Term, or (ii) any Hazardous Substance brought onto or released in, on, under or about the Project by or for Tenant during the Term. Tenant’s obligations shall include, but not be limited to, the effects of any contamination or injury to person, property or the environment created or suffered by Tenant, and the cost of investigation, removal, remediation, restoration and/or abatement, and shall survive the expiration or termination of this Lease. No termination, cancellation or release agreement entered into by Landlord and Tenant shall release Tenant from its obligations under this Lease with respect to Hazardous Substances, unless Landlord specifically agrees thereto in writing at the time of such agreement and such agreement specifically identifies this Paragraph 6 of this Lease.

7. MAINTENANCE; REPAIRS; UTILITY INSTALLATIONS; TRADE FIXTURES AND ALTERATIONS.

7.1 Tenant’s Obligations.

(a) In General. Subject to the provisions of Paragraphs 7.2 (Landlord’s Obligations), 9 (Damage or Destruction), and 14 (Condemnation), Tenant shall, at Tenant’s sole expense, keep the Premises, Utility Installations, and Alterations in good order, condition and repair (whether or not the portion of the Premises requiring repairs, or the means of repairing the same, are reasonably or readily accessible to Tenant, and whether or not the need for such repairs occurs as a result of Tenant’s use, any prior use, the elements or the age of such portion of the Premises), including, but not limited to, all equipment or facilities, such as plumbing, heating, ventilating, air-conditioning, electrical, lighting facilities, boilers, pressure vessels, fire protection system, fixtures, walls (interior and exterior), ceilings, floors, windows, doors, light bulbs, plate glass or skylights located in or on the Premises. Tenant, in keeping the Premises in good order, condition and repair, shall exercise and perform good maintenance practices, specifically including the procurement and maintenance of the service contracts if required by Landlord pursuant to Paragraph 7.1(b) below. Tenant’s obligations shall include restorations, replacements or renewals when necessary to keep the Premises or a part thereof in good order, condition and state of repair.

(b) Service Contracts. If requested by Landlord, Tenant shall, at Tenant’s sole expense, procure and maintain contracts, in form and substance reasonably satisfactory to Landlord, with copies to Landlord, for, and with contractors specializing and experienced in the maintenance of the following equipment and improvements, if any, if and when installed in the Premises: (i) heating, ventilation and air conditioning equipment (“HVAC”), (ii) boiler, and pressure vessels, (iii) fire extinguishing systems, including fire sprinklers, fire alarm and/or smoke detection, and (iv) any other equipment, if reasonably required by Landlord.

(c) Landlord’s Election. Notwithstanding the foregoing, if Tenant shall fail to meet any obligation set forth in this Paragraph 7.1, or if Landlord determines in its sole discretion that the Premises are not being maintained as required hereunder, Landlord shall provide written notice to Tenant. If Tenant fails to cure the failure within ten (10) days, Landlord may elect to undertake any such obligation of Tenant, in which event Tenant shall reimburse Landlord for all costs incurred by Landlord within ten (10) days of receipt of notice and evidence in reasonable detail that Landlord has paid for such costs.

7.2 Landlord’s Obligations. Subject to the provisions of Paragraphs 9 (Damage or Destruction) and 14 (Condemnation), and except for Claims caused in whole or in part by any act or omission of Tenant or Tenant’s employees, agents, contractors or invitees, Landlord agrees to keep the foundation, roof and structural supports of the Building, Common Areas and Amenities in good condition and repair, provided that all costs and expenses therefor shall constitute Operating Expenses unless expressly excluded in Paragraph 4.3(d) above. It is the intention of the Parties that the terms of this Lease govern the respective obligations of the Parties as to maintenance and repair of the Building and the Project, and they expressly waive the benefit of any statute now or hereafter in effect to the extent it is inconsistent with the terms of this Lease. Landlord shall provide janitorial services, Monday through Friday (other than legal holidays).

7.3 Utility Installations; Trade Fixtures; Alterations.

(a) Definitions; Consent Required. The term “Utility Installations” refers to all floor and window coverings, air lines, power panels, electrical distribution, security and fire protection systems, communication systems, lighting fixtures, HVAC, plumbing, and fencing in or on the Premises or the Building. The term “Trade Fixtures” shall mean Tenant’s machinery and equipment that can be removed without doing material damage to the Premises. The term “Alterations” shall mean any modification of the improvements, other than Utility Installations or Trade Fixtures, whether by addition or deletion. “Tenant Owned Alterations and/or Utility Installations” are defined as Alterations and/or Utility Installations made by Tenant that are not yet owned by Landlord pursuant to Paragraph 7.4(a). Tenant shall not make any Alterations or Utility Installations to the Premises or the Building, without Landlord’s prior written consent, which Landlord may withhold in its reasonable discretion.

(b) Consent Requirements. Any Alterations or Utility Installations that Tenant shall desire to make and which require the consent of Landlord shall be presented to Landlord in written form with detailed plans. Consent shall be deemed conditioned upon Tenant’s: (i) acquiring all applicable governmental permits, (ii) furnishing Landlord with copies of both the permits and the plans and specifications prior to commencement of the work, and (iii) compliance with all conditions of said permits and other Applicable Requirements in a prompt and expeditious manner. Any Alterations or Utility Installations shall be performed in a workmanlike manner with good and sufficient materials all at Tenant’s cost. Tenant shall promptly upon completion furnish Landlord with as-built plans and specifications for any Alterations or Utility Installations, whether or not Landlord’s consent is required. For work which costs more than $50,000, Landlord may condition its consent upon Tenant providing a lien and completion bond in an amount equal to one and one-half (1 1/2) times the estimated cost of such Alteration or Utility Installation and/or upon Tenant’s posting additional security for the completion of such Alterations or Utility Installations with Landlord. In the event that Landlord consents to Tenant installing any Utility Installations or Alterations to any portion of the Building outside of the Premises, including without limitation, any modifications or additions to any base Building infrastructure equipment or system (such as the HVAC), Tenant shall be responsible for, and shall promptly pay or reimburse Landlord as Additional Rent upon written demand therefor, all costs and expenses related to (A) installing separate meter(s) as required by Landlord, (B) the utilities and other services furnished to Tenant and/or the Premises, and (C) Landlord’s engineering review of any Alteration or Utility Installation affecting the foundation, roof or any structural component of the Building or any Building system.

(c) Indemnification. Tenant shall pay, when due, all claims for labor or materials furnished or alleged to have been furnished to or for Tenant at or for use on the Premises, which claims are or may be secured by any mechanic’s or materialmen’s lien against the Premises or any interest therein. Tenant shall give Landlord not less than ten (10) days’ notice prior to the commencement of any work in, on or about the Premises, and Landlord shall have the right to post notices of non-responsibility. If Tenant shall contest the validity of any such lien, claim or demand, then Tenant shall, at its sole expense defend and protect itself,

Landlord and the Premises against the same and shall pay and satisfy any such adverse judgment that may be rendered thereon before the enforcement thereof. If Landlord shall require, Tenant shall furnish a surety bond in an amount equal to one and one-half times the amount of such contested lien, claim or demand, indemnifying Landlord against liability for the same. If Landlord elects to participate in any such action, Tenant shall pay Landlord’s attorneys’ fees and costs.

7.4 Ownership; Removal; Surrender; Restoration; License of Personal Property; and Tenant Improvement Allowance.

(a) Ownership. Subject to Landlord’s right to require removal or elect ownership as hereinafter provided, all Alterations and Utility Installations made by Tenant shall be the property of Tenant, but considered a part of the Premises. Landlord may, at any time, elect in writing to be the owner of all or any specified part of the Tenant Owned Alterations and Utility Installations other than Trade Fixtures. Unless otherwise instructed per Paragraph 7.4(b) hereof, all Tenant Owned Alterations and Utility Installations (other than Trade Fixtures) shall, at the expiration or termination of this Lease, become the property of Landlord and be surrendered by Tenant with the Premises.

(b) Non-Removal. By delivery to Tenant of written notice from Landlord at the time that Landlord grants its approval, Landlord may require that any or all Alterations or Utility Installations be removed by the expiration or termination of this Lease. Landlord may require, however, the removal at any time of all or any part of any Tenant Owned Alterations or Utility Installations made without the required consent of Landlord. Notwithstanding the forgoing, Tenant shall not be required to remove the Initial Improvements from the Premises.

(c) Surrender/Restoration. Tenant shall surrender the Premises on or before the Expiration Date or any earlier termination date, with all improvements, parts and surfaces thereof broom clean and free of debris, and in good operating order, condition and state of repair, ordinary wear and tear and insured casualty excepted. “Ordinary wear and tear” shall not include any damage or deterioration that would have been prevented by good maintenance practice or a service contract. Tenant shall repair any damage occasioned by the installation, maintenance or removal of Trade Fixtures, Tenant Owned Alterations and/or Utility Installations, furnishings, and equipment as well as the removal of any storage tank installed by or for Tenant, and the removal, replacement, or remediation of any soil, material or groundwater contaminated by Tenant. Trade Fixtures shall remain the property of Tenant and shall be removed by Tenant. The failure by Tenant to timely vacate the Premises pursuant to this Paragraph 7.4(c) without the express written consent of Landlord shall constitute a holdover under the provisions of Paragraph 26 below.

(d) License of Personal Property. Landlord grants Tenant a license to use in the Premises, during the Term, the personal property, work stations and cubicles more specifically described in Exhibit E attached hereto, along with the existing cabling in the Premises (collectively, “Personal Property”). Tenant shall have five (5) days from the date of mutual execution of this Lease to approve the Personal Property listed on Exhibit E hereto. Any item listed on Exhibit E hereto and which Tenant does not disapprove within such five (5) day period shall be deemed approved by Tenant. As soon hereafter as reasonably practicable, the

Parties shall jointly conduct a walk-through inspection of the Personal Property (and photograph certain Personal Property, if needed), and note on Exhibit E pre-existing damage or defective conditions in the Personal Property. TENANT ACCEPTS THE PERSONAL PROPERTY IN AN “AS IS”, “WHERE IS” CONDITION WITH ALL FAULTS AND WITHOUT WARRANTIES, EXPRESS OR IMPLIED. LANDLORD DISCLAIMS ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE. TENANT SHALL NOT REMOVE THE PERSONAL PROPERTY FROM THE PREMISES OR TRANSFER ITS RIGHT TO USE THE PERSONAL PROPERTY. TENANT EXPRESSLY ASSUMES ALL RISK AND RESPONSIBILITY FOR ANY DEFECTS (INCLUDING LATENT DEFECTS) IN THE PERSONAL PROPERTY, AND TENANT SHALL INDEMNIFY, DEFEND AND HOLD LANDLORD AND THE LANDLORD PARTIES HARMLESS FROM AND AGAINST ANY AND ALL CLAIMS ARISING FROM TENANT’S USE OF THE PERSONAL PROPERTY. Except for pre-existing damage or defective conditions to the Personal Property (as mutually agreed by Landlord and Tenant), Tenant shall maintain the Personal Property in good condition and repair throughout the Term. Upon the expiration or earlier termination of this Lease, Tenant shall surrender the Personal Property in the same condition as received, ordinary wear and tear excepted. Except for pre-existing damage or defective conditions to the Personal Property (as mutually agreed by Landlord and Tenant), Tenant shall reimburse Landlord, as Additional Rent, for the reasonable cost of (i) repairing any damage to the Personal Property, ordinary wear and tear and damage due to casualty or condemnation excepted, or (ii) replacing any missing Personal Property, within thirty (30) days after receipt of invoices or other satisfactory evidence of such costs. Tenant shall insure the Personal Property for its full replacement value (which insurance shall name Landlord as the loss payee) and Tenant shall provide evidence thereof to Landlord in accordance with the requirements of Paragraph 8 below.

(e) Tenant Improvement Allowance. Subject to the terms and conditions of this Paragraph 7.5(e), Landlord shall contribute up to a maximum of Four Hundred Eighty-Four Thousand Seven Hundred Seventy Dollars ($484,770) (the “Allowance”) to the cost of Initial Improvements that Tenant shall make to the Premises. The Allowance may be used to pay the following costs:

(i) The costs of preliminary space planning, working drawings (including revisions) and other plans and specifications for the Initial Improvements;

(ii) The costs of obtaining building permits and other necessary authorizations from all governmental authorities having jurisdiction;

(iii) The direct and indirect costs of demising the Premises and procuring and installing the Initial Improvements; and

(iv) The costs and fees incurred by Tenant for reconfiguration and enhancements of the existing furniture, project management, installation of furniture, fixtures and equipment.

The Allowance shall be disbursed as follows: Landlord shall disburse the Allowance directly to Tenant’s contractor (the “Contractor”) and/or to the applicable subcontractors and/or to Tenant,

as Landlord shall determine, on a monthly basis, within thirty (30) days after receipt of (A) invoices of the Contractor covering work actually performed, construction in place and materials delivered to the Premises (as may be applicable) describing in reasonable detail such work, construction and/or materials, (B) conditional lien waivers executed by the Contractor, subcontractors or suppliers, as applicable, for their portion of the work covered by the requested disbursement, and (C) unconditional lien waivers executed by the Contractor and the persons and entities performing the work or supplying the materials covered by Landlord’s previous disbursements for the work or materials covered by such previous disbursements (all such waivers to be in the forms prescribed by applicable law). No payment will be made for materials or supplies not located in the Premises. Landlord may withhold the amount of any and all retentions provided for in original contracts or subcontracts until the earlier of the expiration of the applicable lien periods or Landlord’s receipt of unconditional lien waivers and full releases upon final payment (in the forms prescribed by applicable law) from the Contractor and all subcontractors and suppliers involved in the Initial Improvements. Notwithstanding anything to the contrary in this Lease, if less than the entire amount of the Allowance is used toward the costs of the Initial improvements by March 1, 2006, Tenant shall have no further right to, and Landlord shall have no further obligation to contribute, any remaining portion of the Allowance to the cost of the Initial Improvements.

(f) Additional Allowance for Flooring in Lab Space. As part of the construction of the Initial Improvements, Landlord shall contribute up to a maximum of Sixty-Five Thousand Five Hundred Twenty-Six Dollars ($65,526) [$3.00 per RSF of the Lab Space] (the “Additional Allowance”) to the costs of testing and sealing the floors in the Lab Space to eliminate (to the extent reasonably possible) the seepage of water under the flooring due to hydrostatic pressure. Landlord shall disburse the Additional Allowance in accordance with the same procedures as contained in Paragraph 7.4(e) with regard to the Allowance. Further, during the Term, Landlord agrees to cooperate reasonably with Tenant in any additional repairs and alterations which Tenant may undertake (at Tenant’s sole cost and expense) to address such condition, including reasonably approving the installation of any subflooring. Notwithstanding the provisions of this Lease with respect to the condition of the Premises upon termination of the Term, Tenant shall not be responsible for repairing any damage to any flooring or the Premises caused by the seepage of water under the flooring due to hydrostatic pressure.

8. INSURANCE; INDEMNITY.

8.1 Liability Insurance.

(a) Carried by Tenant. Tenant shall obtain and keep in force a Commercial General Liability Policy of Insurance protecting Tenant, Landlord, and Landlord’s property manager, if any, against claims for bodily injury, personal injury and property damage based upon or arising out of the ownership, use, occupancy or maintenance of the Premises and all areas appurtenant thereto. The initial amount of such insurance shall be not less than $1,000,000 per occurrence with an “Additional Insured-Manager’s or Lessor’s Premises Endorsement” and contain the “Amendment of the Pollution Exclusion Endorsement” for damage caused by heat, smoke or fumes from a hostile fire. The policy shall not contain any intra-insured exclusions as between insured persons or organizations, but shall include coverage for liability assumed under this Lease as an “insured contract” for the performance of Tenant’s indemnity obligations under this Lease. Tenant shall also obtain and keep in force pollution legal liability insurance with a minimum limit of not less than $2,000,000 per occurrence. The limits of insurance required under this Lease shall not, however, limit the liability of Tenant nor relieve Tenant of any obligation hereunder. The commercial general liability and pollution legal liability insurance policies shall insure on an occurrence and not a claims-made basis. All insurance carried by Tenant shall be primary to and not contributory with any similar insurance carried by Landlord, whose insurance shall be considered excess insurance only. In addition, Tenant shall obtain and keep in force excess or umbrella insurance in the amount of $4,000,000 which shall comply in all respects with requirements set forth herein for insurance. Tenant’s policy may be a “blanket policy” with an aggregate per location endorsement which specifically provides that the amount of insurance shall not be prejudice by other losses covered by the policy.

(b) Carried by Landlord. Landlord shall maintain liability insurance as described in Paragraph 8.1(a), in addition to, and not in lieu of, the insurance required to be maintained by Tenant. The cost of such insurance shall be included in Operating Expenses. Tenant shall not be named as an additional insured therein.

8.2 Property Insurance—Building, Improvements and Rental Value.

(a) Building and Improvements. The Insuring Party shall obtain and keep in force a policy or policies in the name of Landlord, with loss payable to Landlord and to any Lender(s) insuring loss or damage to the Premises. The amount of all risk insurance maintained by the Insuring Party shall be equal to the full replacement cost of the Building. If Landlord is the Insuring Party, however, the Initial Improvements, Tenant Owned Alterations and Utility Installations, Trade Fixtures, and Tenant’s personal property shall be insured by Tenant under Paragraph 8.3 rather than by Landlord. Such policy or policies shall insure against all risks of direct physical loss or damage (including the perils of flood), including coverage for debris removal and the enforcement of any Applicable Requirements requiring the upgrading, demolition, reconstruction or replacement of any portion of the Premises as the result of a covered loss. Said policy or policies shall also contain (i) an agreed valuation provision in lieu of any coinsurance clause, (ii) waiver of subrogation, and (iii) inflation guard protection causing an increase in the annual property insurance coverage amount by a factor of not less than the adjusted U.S. Department of Labor Consumer Price Index for All Urban Consumers for the city nearest to where the Premises are located. If such insurance coverage has a deductible clause, the deductible amount shall not exceed $25,000 per occurrence and such deductible amount in the event of an Insured Loss shall be included in Operating Expenses, subject to Paragraph 4.3(d) above.

(b) Rental Value. The Insuring Party shall obtain and keep in force a policy or policies in the name of Landlord, with loss payable to Landlord and any Lender, insuring the loss of the full Rent for not less than one (1) year (“Rental Value Insurance”). Said insurance shall provide that in the event this Lease is terminated by reason of an insured loss, the period of indemnity for such coverage shall be extended beyond the date of the completion of repairs or replacement of the Premises, to provide for not less than one (1) full year’s loss of Rent from the date of any such loss. Said insurance shall contain an agreed valuation provision in lieu of any coinsurance clause, and the amount of coverage shall be adjusted annually to reflect the projected Rent otherwise payable by Tenant, for the next twelve (12) month period.

(c) Adjacent Premises. If the Premises are part of a group of buildings owned by Landlord which are adjacent to the Premises, the Tenant shall pay for any increase in the premiums for the property insurance of such building or buildings if said increase is caused by Tenant’s acts, omissions, use or occupancy of the Premises.

8.3 Tenant’s Property/Business Interruption Insurance.

(a) Property Damage. Tenant shall obtain and maintain insurance coverage on all of Tenant’s personal property, Trade Fixtures, the Initial Improvements and Tenant Owned Alterations and Utility Installations. Such insurance shall be full replacement cost coverage. The proceeds from any such insurance shall be used by Tenant for the replacement of personal property, Trade Fixtures, the Initial Improvements and Tenant Owned Alterations and Utility Installations. Tenant shall provide Landlord with written evidence that such insurance is in force.

(b) Business Interruption. Tenant shall obtain and maintain loss of income and extra expense insurance in amounts as will reimburse Tenant for direct or indirect loss of earnings attributable to all perils commonly insured against by prudent tenants in the business of Tenant or attributable to prevention of access to the Premises as a result of such perils.

(c) No Representation of Adequate Coverage. Landlord makes no representation that the limits or forms of coverage of insurance specified herein are adequate to cover Tenant’s property, business operations or obligations under this Lease.

8.4 Insurance Policies. Insurance required herein shall be provided by companies duly licensed or admitted to transact business in the state where the Premises are located, and maintaining during the policy term a policyholders rating of A- or better and a financial category rating of at least Class X, or such other rating as may be required by Landlord’s Lender, as set forth in the most current issue of “Best’s Insurance Guide”. Each policy of insurance required to be maintained by Tenant hereunder shall name Landlord and Landlord’s Lender as additional insureds. Tenant shall not do or permit to be done anything which invalidates the required insurance policies. Tenant shall, prior to the Commencement Date, deliver to Landlord certificates evidencing the existence and amounts of the required insurance, along with certified copies of the policies therefor (if requested by Landlord). No such policy shall be cancelable or subject to modification except after thirty (30) days’ prior written notice to Landlord. Tenant shall, at least thirty (30) days prior to the expiration of such policies, furnish Landlord with evidence of renewals or “insurance binders” evidencing renewal thereof, or Landlord may order such insurance and charge the cost thereof to Tenant, which amount shall be payable by Tenant to Landlord upon demand. Such policies shall be for a term of at least one (1) year, or the length of the remaining term of this Lease, whichever is less. If either Party shall fail to procure and maintain the insurance required to be carried by it, the other Party may, but shall not be required to, procure and maintain the same.

8.5 Waiver of Subrogation. Without affecting any other rights or remedies, Tenant and Landlord each hereby releases and relieves the other, and waives its entire right to recover damages against the other, for loss of or damage to its property arising out of or incident to the perils required to be insured against herein. The effect of such releases and waivers is not limited by the amount of insurance carried or required, or by any deductibles applicable hereto. The Parties agree to have their respective property damage insurance carriers waive any right to subrogation that such companies may have against Landlord or Tenant, as the case may be, so long as the insurance is not invalidated thereby, and to provide evidence thereof.

8.6 Indemnities.

(a) Tenant Indemnity. To the fullest extent permitted by law and except as provided below, Tenant hereby waives all Claims against Landlord and the Landlord Parties for damage to any property or injury to or death of any person in, upon or about the Premises, the Building or the Project arising at any time and from any cause. Except for Claims arising from the gross negligence or willful misconduct of Landlord or Landlord’s employees or agents with regard to the Project, Tenant hereby agrees to indemnify, defend and hold harmless each of Landlord and the Landlord Parties from and against all Claims, including without limitation, any Claims for damage to any property or injury to or death of any person, arising from or related to (a) any act or omission by Tenant or Tenant’s employees, agents, contractors, invitees or any other person claiming under Tenant in, on or about the Premises, the Building or the Project, or (b) the use or occupancy of the Premises, the Building or the Project by Tenant or Tenant’s employees, agents, contractors, invitees or any other person claiming under Tenant, or (c) the negligence or willful misconduct of Tenant or Tenant’s employees, agents, contractors, invitees or any other person claiming under Tenant, in, on or about the Premises, the Building or the Project, or (d) any breach or default by Tenant under this Lease, or (e) any sign in, or about the Premises, the Building or the Project installed by Tenant in accordance with Paragraph 34 below. If any action or proceeding is brought against Landlord or any of the Landlord Parties by reason of any of the foregoing matters, Tenant shall upon notice defend the same at Tenant’s expense by counsel reasonably satisfactory to Landlord and Landlord shall cooperate with Tenant in such defense. Landlord need not have first paid any such Claim in order to be defended or indemnified. All of the obligations of Tenant set forth in this Lease including, without limitation, the obligations set forth in this Paragraph 8.6 shall survive the expiration or earlier termination of this Lease.

(b) Landlord Indemnity. Except for Claims covered by Tenant’s indemnity under Paragraphs 6.5 and 8.6(a) above, Landlord hereby agrees to indemnify, defend and hold harmless Tenant from and against all Claims arising during the Term from the gross negligence or willful misconduct of Landlord or Landlord’s employees and agents with regard to the Project. If any action or proceeding is brought against Tenant by reason of any of the foregoing matters, Landlord shall upon notice defend the same at Landlord’s expense by counsel reasonably satisfactory to Tenant and Tenant shall cooperate with Landlord in such defense. Tenant need not have first paid any such Claim in order to be defended or indemnified. All of the obligations of Landlord set forth in this Paragraph 8.6 shall survive the expiration or earlier termination of this Lease.

8.7 Exemption of Landlord from Liability. To the fullest extent permitted by law, Landlord shall not be liable, and Tenant waives any Claim, for injury or damage to the person or goods, wares, merchandise, business records or other property of Tenant or Tenant’s employees, agents, contractors, invitees, or any other person in or about the Premises, the Building or the Project, whether such damage or injury is caused by or results from fire, steam, electricity, gas, water or rain, or from the breakage, leakage, obstruction or other defects of pipes, fire sprinklers, wires, appliances, plumbing, HVAC or lighting fixtures, or from any other cause, whether the said injury or damage results from conditions arising upon the Premises or upon other portions of the Building or the Project of which the Premises are a part, or from other sources or places. Landlord shall not be liable for any Claims arising from any act or omission of any other tenant of Landlord.

9. DAMAGE OR DESTRUCTION.

9.1 Definitions.

(a) “Premises Partial Damage” shall mean damage or destruction to the improvements on the Premises, other than Tenant Owned Alterations and Utility Installations, which can reasonably be repaired in twelve (12) months or less from the date of the damage or destruction. Landlord shall notify Tenant in writing within thirty (30) days from the date of the damage or destruction as to whether or not the damage is Premises Partial Damage or Premises Total Destruction.

(b) “Premises Total Destruction” shall mean damage or destruction to the Premises, other than Tenant Owned Alterations and Utility Installations and Trade Fixtures, which cannot reasonably be repaired in twelve (12) months or less from the date of the damage or destruction. Landlord shall notify Tenant in writing within thirty (30) days from the date of the damage or destruction as to whether or not the damage is Premises Partial Damage or Premises Total Destruction.

(c) “Insured Loss” shall mean damage or destruction to improvements on the Premises, other than Tenant Owned Alterations and Utility Installations and Trade Fixtures, which was caused by an event required to be covered by the insurance described in Paragraph 8.2(a), irrespective of any deductible amounts or coverage limits involved.

(d) “Replacement Cost” shall mean the cost to repair or rebuild the improvements owned by Landlord at the time of the occurrence to their condition existing immediately prior thereto, including demolition, debris removal and upgrading required by the operation of Applicable Requirements, and without deduction for depreciation.

(e) “Hazardous Substance Condition” shall mean the occurrence or discovery of a condition involving the presence of, or a contamination by, a Hazardous Substance as defined in Paragraph 6.2(a), in, on, or under the Premises.

9.2 Partial Damage—Insured Loss. Landlord shall, at Landlord’s expense (subject to receipt of adequate insurance proceeds), repair such damage (but not Tenant’s Trade Fixtures or Tenant Owned Alterations and Utility Installations) and this Lease shall continue in full force and effect.

9.3 Total Destruction. Notwithstanding any other provision hereof, if a Premises Total Destruction occurs, then either Party may elect to terminate this Lease as of the date that is sixty (60) days following such Premises Total Destruction. If the damage or destruction was caused by the gross negligence or willful misconduct of Tenant, Landlord shall have the right to recover Landlord’s damages from Tenant, to the extent not covered by insurance required to be carried hereunder and subject to the waiver of subrogation herein. If neither Landlord nor Tenant elects to terminate this Lease, then the Premises Total Destruction shall be treated as a Premises Partial Damage and the provisions of Paragraph 9.2 above shall apply.

9.4 Damage Near End of Term. If at any time during the last twelve (12) months of this Lease there is damage for which the cost to repair exceeds six (6) month’s Base Rent, whether or not an Insured Loss, Landlord may terminate this Lease effective sixty (60) days following the date of occurrence of such damage by giving written termination notice to Tenant within thirty (30) days after the date of occurrence of such damage. Notwithstanding the foregoing, if Tenant at that time has an exercisable option to extend this Lease, then Tenant may preserve this Lease by, (a) exercising such option and (b) providing Landlord with any shortage in insurance proceeds (or adequate assurance thereof) needed to make the repairs on or before the earlier of (i) the date which is ten (10) days after Tenant’s receipt of Landlord’s written notice purporting to terminate this Lease, or (ii) the day prior to the date upon which such option expires. If Tenant duly exercises such option during such period and provides Landlord with funds (or adequate assurance thereof) to cover any shortage in insurance proceeds, Landlord shall, at Landlord’s commercially reasonable expense, repair such damage as soon as reasonably possible and this Lease shall continue in full force and effect. If Tenant fails to exercise such option and provide such funds or assurance during such period, then this Lease shall terminate on the date specified in the termination notice and Tenant’s option shall be extinguished.

9.5 Abatement of Rent; Tenant’s Remedies.

(a) Abatement. In the event of Premises Partial Damage or Premises Total Destruction or a Hazardous Substance Condition for which Tenant is not responsible under this Lease, Base Rent and payments of Operating Expenses payable by Tenant for the period required for the repair, remediation or restoration of such damage shall be abated in proportion to the degree to which Tenant’s use of the Premises is impaired. All other obligations of Tenant under this Lease shall be performed by Tenant, and Landlord shall have no liability for any such damage, destruction, remediation, repair or restoration except as provided herein.

(b) Remedies. If Landlord shall be obligated to repair or restore the Premises and does not commence, in a substantial and meaningful way, such repair or restoration within one hundred eighty (180) days after such obligation shall arise, Tenant may, at any time prior to the commencement of such repair or restoration, give written notice to Landlord and to any Lender of which Tenant has actual notice, of Tenant’s election to terminate this Lease on a date not less than sixty (60) days following the giving of such notice. If Tenant gives such notice and such repair or restoration is not commenced within thirty (30) days thereafter, this Lease shall terminate as of the date specified in said notice. If the repair or restoration is commenced within said thirty (30) days, this Lease shall continue in full force and effect. “Commence” shall mean either the unconditional authorization of the preparation of the required plans, or the beginning of the actual work on the Premises, whichever first occurs.

9.6 Termination-Advance Payments. Upon termination of this Lease pursuant to this Paragraph 9, an equitable adjustment shall be made concerning advance Base Rent and any other advance payments made by Tenant to Landlord. Landlord shall, in addition, return to Tenant so much of Tenant’s Security Deposit as has not been, or is not then permitted to be, used by Landlord.

9.7 Waive Statutes. Landlord and Tenant agree that the terms of this Lease shall govern the effect of any damage to or destruction of the Premises with respect to the termination of this Lease and hereby waive the provisions of any present or future statute to the extent inconsistent herewith.

10. PERSONAL PROPERTY TAXES. Tenant shall pay, prior to delinquency, all taxes assessed against and levied upon Tenant Owned Alterations, Utility Installations, Trade Fixtures, furnishings, equipment and all personal property of Tenant. When possible, Tenant shall cause such property to be assessed and billed separately from the real property of Landlord. If any of Tenant’s personal property shall be assessed with Landlord’s real property, Tenant shall pay Landlord the taxes attributable to Tenant’s property within ten (10) days after receipt of a written statement therefor.

11. UTILITIES. Tenant shall pay for all water, gas, heat, light, power, telephone, trash disposal and other utilities and services supplied to the Premises, together with any taxes thereon. In the event that Landlord provides any utilities or services to the Premises, Tenant shall pay to Landlord promptly upon demand, as Additional Rent, all sums therefor. Moreover, in the event that (a) any utilities or services supplied to the Premises, or (b) any Utility Installations or Alterations made by Tenant to or for the benefit of the Premises, causes any Building equipment or system to exceed its capacity or otherwise cause an unsuitable condition to exist, in either case as determined by Landlord in its sole discretion, then Tenant shall be responsible for all Claims resulting therefrom or related thereto, including without limitation, the cost of repairing or replacing the applicable Building equipment or system. Landlord shall not be liable for damages, consequential or otherwise, nor shall there be any Rent abatement arising out of any curtailment or interruption whatsoever in utility or others services provided to the Premises, the Building or the Project. Tenant hereby acknowledges and agrees that neither Landlord nor any of Landlord’s employees, agents or representatives have made any representations or warranties, express or implied, regarding any Building equipment or system, including without limitation, any of the foregoing’s fitness for any particular purpose.

12. ASSIGNMENT AND SUBLETTING.

12.1 Landlord’s Consent Required.

(a) Tenant shall not voluntarily or by operation of law assign, transfer, mortgage or encumber (collectively, “assign or assignment”) or sublet all or any part of Tenant’s interest in this Lease or in the Premises without Landlord’s prior written consent, which consent, subject to the provisions of this Paragraph 12, shall not be unreasonably withheld, conditioned or delayed.

(b) A change in the control of Tenant shall constitute an assignment requiring, consent. The transfer, in any one transaction or in a series of related transactions, of twenty-five percent (25%) or more of the voting control of Tenant shall constitute a change in control for this purpose,

(c) The involvement of Tenant or its assets in any transaction, or series of transactions (by way of merger, sale, acquisition, financing, transfer, leveraged buy-out or otherwise), other than a line of credit and other business credit transactions in the ordinary course of business (provided such credit is not convertible into equity of Tenant), whether or not a formal assignment or hypothecation of this Lease or Tenant’s assets occurs, which results or will result in a reduction of the Net Worth of Tenant (as defined below) as it was represented at the time of the execution of this Lease or at the time of the most recent assignment to which Landlord has consented, or as it exists immediately prior to said transaction or transactions constituting such reduction, whichever was or is greater, shall be considered an assignment of this Lease to which Landlord may withhold its consent. “Net Worth of Tenant” shall mean the net worth of Tenant (excluding any guarantors) established under generally accepted accounting principles.

(d) An assignment or subletting without required consent shall, at Landlord’s option, be a Default (as defined in Paragraph 13.1 below) curable after notice as set forth in Paragraph 13.1(c), or a noncurable Breach (as defined in Paragraph 13.1 below) without the necessity of any notice and grace period.

(e) Tenant’s remedy for any Breach of Paragraph 12.1 by Landlord shall be limited to an action for declaratory relief and/or injunctive relief.

12.2 Terms and Conditions Applicable to Assignment and Subletting.

(a) Regardless of Landlord’s consent, any assignment or subletting shall not: (i) be effective without the express written assumption by such assignee or subtenant of the obligations of Tenant under this Lease, (ii) release Tenant of any obligations hereunder, or (iii) alter the primary liability of Tenant for the payment of Rent or for the performance of any other obligations to be performed by Tenant,

(b) Landlord may accept Rent or performance of Tenant’s obligations from any person other than Tenant pending approval or disapproval of an assignment. Neither a delay in the approval or disapproval of such assignment nor the acceptance of Rent or performance shall constitute a waiver or estoppel of Landlord’s right to exercise its remedies for Tenant’s Default or Breach.

(c) Landlord’s consent to any assignment or subletting shall not constitute a consent to any subsequent assignment or subletting.

(d) In the event of any Default or Breach by Tenant, Landlord may proceed directly against Tenant or anyone else responsible for the performance of Tenant’s obligations under this Lease, including any assignee or subtenant, without first exhausting Landlord’s remedies against any other person or entity responsible therefore to Landlord, or any security held by Landlord.

(e) Each request for consent to an assignment or subletting shall be in writing, accompanied by information relevant to Landlord’s determination as to the financial and operational responsibility and appropriateness of the proposed assignee or subtenant, including but not limited to the intended use and/or required modification of the Premises, if any. Tenant agrees to provide Landlord with such other or additional information and/or documentation as may be reasonably requested. Tenant shall reimburse Landlord for all reasonable out of pocket costs actually incurred by Landlord in connection with the consideration of any request, including attorneys’ fees.

(f) Any assignee of, or subtenant under, this Lease shall, by reason of accepting such assignment or entering into such sublease, be deemed to have assumed and agreed to conform and comply with each and every term, covenant, condition and obligation herein to be observed or performed by Tenant during the Term of said assignment or sublease, other than such obligations as are contrary to or inconsistent with provisions of an assignment or sublease to which Landlord has specifically consented to in writing.

12.3 Additional Terms and Conditions Applicable to Subletting. The following terms and conditions shall apply to any subletting by Tenant of all or any part of the Premises and shall be deemed included in all subleases under this Lease whether or not expressly incorporated therein:

(a) Tenant hereby assigns and transfers to Landlord all of Tenant’s interest in all Rent payable on any sublease, and Landlord may collect such Rent and apply same toward Tenant’s obligations under this Lease; provided, however, that until a Breach shall occur in the performance of Tenant’s obligations, Tenant may collect said Rent. Landlord shall not, by reason of the foregoing or any assignment of such sublease, nor by reason of the collection of Rent, be deemed liable to the subtenant for any failure of Tenant to perform and comply with any of Tenant’s obligations to such subtenant. Tenant hereby irrevocably authorizes and directs any such subtenant, upon receipt of a written notice from Landlord stating that a Breach exists in the performance of Tenant’s obligations under this Lease, to pay to Landlord all Rent due and to become due under the sublease. Subtenant shall rely upon any such notice from Landlord and shall pay all Rents to Landlord without any obligation or right to inquire as to whether such Breach exists, notwithstanding any claim from Tenant to the contrary.

(b) In the event of a termination of this Lease due to a Breach by Tenant, Landlord may, at its option, require subtenant to attorn to Landlord, in which event Landlord shall undertake the obligations of the sublandlord under such sublease from the time of the exercise of said option to the expiration of such sublease; provided, however, Landlord shall not be liable for any prepaid rents or security deposit paid by such subtenant to such sublandlord unless actually received by Landlord or for any prior Defaults or Breaches of such sublandlord.

(c) Any matter requiring the consent of the sublandlord under a sublease shall also require the consent of Landlord.

(d) No subtenant shall further assign or sublet all or any part of the Premises without Landlord’s prior written consent.

(e) If a sublease, fifty percent (50%) of any sublease rentals or any other economic consideration received by Tenant as a result of such subletting, whether denominated rentals under the sublease or otherwise, which in aggregate exceed the total sums which Tenant is obligated to pay Landlord under this Lease (prorated to reflect obligations allocable to that portion of the Premises subject to such sublease), after deducting the reasonable and customary costs for tenant improvements, reasonable attorneys’ fees and brokerage fees incurred by Tenant in connection with the subletting, shall be paid to Landlord as Additional Rent.

(f) If an assignment, fifty percent (50%) of any economic consideration received by Tenant with respect to the assignment of this Lease, whether denominated as such or otherwise, which in aggregate exceed the total sums which Tenant is obligated to pay Landlord under this Lease, after deducting the reasonable and customary costs for tenant improvements, reasonable attorneys’ fees and brokerage fees incurred by Tenant in connection with the assignment, shall be paid to Landlord as Additional Rent.

12.4 Conditions to Consent to Assignment or Subletting. Tenant acknowledges that Landlord’s agreement to sublease the Premises to Tenant at the rent and upon the terms stated herein is in material reliance upon Landlord’s evaluation of the original Tenant’s background, experience and ability, as well as the nature of the use of the Premises by the original Tenant as set forth in Paragraph 6. In the event that Tenant shall request Landlord’s written consent to assign or sublease the Premises as required in this Paragraph 12, then each such request for consent shall be in writing and accompanied by the following:

(a) Balance sheets, income statements and tax returns of the proposed assignee or subtenant for the most recent three (3) fiscal years.

(b) A complete business biography and history of the proposed assignee or subtenant and its officers, partners and managers, if any.

(c) A statement of the specific uses for which the Premises will be utilized by the proposed assignee or subtenant.

(d) Preliminary plans prepared by an architect or civil engineer for all alterations to the Premises that are contemplated to be made by the proposed assignee or subtenant.

(e) A list prepared by the proposed assignee or subtenant of all buildings in which the proposed assignee or subtenant has been a tenant during the past two (2) years, which list shall include the address of each such building and the last known name, address and telephone number of the landlord of each such building.

(f) Written approval of the proposed assignment or sublease and a reaffirmation of liability, in a form satisfactory to Landlord’s counsel, from all guarantors and previous assignors of this Lease, not previously expressly released by Landlord, if any.

(g) Landlord may refuse to consent on any commercially reasonable grounds, including without limitations the potential inability of the proposed assignee to fulfill the terms of this Lease and the financial irresponsibility or instability of the proposed assignee or subtenant, the lack of suitability of the Premises for the intended use by the proposed assignee or subtenant, the potential for unlawful or undesirable use of the Premises by the subtenant or assignee, or the character or business reputation of the proposed assignee or subtenant.

12.5 Standards for Consent to Assignment or Subletting. Once Landlord has received all sums required under Paragraph 12.2(e) above and all of the information, in satisfactory form, as required above, together with any additional information which Landlord may reasonably request, Landlord shall undertake to review Tenant’s request for consent to assign or sublease and provide consent (or reasonably withhold such consent) within ten (10) business days. In determining whether to give its consent to such assignment or subletting, Landlord shall consider all commercially reasonable factors, including, but not limited to, the following:

(a) The financial responsibility of the proposed assignee or subtenant;

(b) The nature of the occupancy and of the business to be conducted on the Premises and its suitability for the Premises, Building and/or the Project; and

(c) The need for and nature of any indicated alteration of the Premises by the proposed assignee or subtenant and/or whether Personal Property could be damaged or not adequately maintained by the proposed assignee or subtenant.

12.6 Permitted Transfers. Notwithstanding anything to the contrary herein but subject to compliance with the provisions of Paragraphs 12.2 and 12.3 above (other than the provisions of Paragraphs 12.3(e) and (f) above), Tenant may, without Landlord’s consent, (a) assign this Lease or sublease all or any portion of the Premises to (i) any parent or subsidiary entity of Tenant, (ii) any other entity that controls, is controlled by, or is under common control with Tenant, (iii) any person or entity that acquires all or substantially all of Tenant’s assets or all the capital stock or other ownership interest in Tenant, (iv) any entity with which Tenant merges, regardless of whether Tenant is the surviving entity, or (v) any person or entity that acquires all or substantially all of the business or assets operated or located on the Premises; or (b) cause a sale or transfer of all or substantially all the capital stock or other ownership interests in Tenant including a “going public” transaction (each successor entity, assignee, purchaser or subtenant in (a) or (b) being referred to herein as a “Permitted Transferee” and each such transaction a “Permitted Transfer”), provided that all of the following conditions are satisfied: (x) Tenant is not in Default under this Lease at the time of such assignment, subletting, sale or transfer; (y) Tenant shall give Landlord written notice within five (5) days after the effective date of the Permitted Transfer, and (z) in all cases described in subparagraphs (a) and (b) above, the net worth of the Permitted Transferee shall be equal to or better than Tenant’s net worth as of the day prior to the proposed assignment, subletting, sale or transfer, or as of the Commencement Date, whichever is greater.

13. DEFAULT; BREACH; REMEDIES.

13.1 Default; Breach. A “Default” is defined as a failure by the Tenant to comply with or perform any of the terms, covenants or conditions under this Lease or any of the Rules (as defined in Paragraph 50 below). A “Breach” is defined as the occurrence of one or more of the following Defaults, and the failure of Tenant to cure such Default within any applicable grace period:

(a) The abandonment of the Premises as defined by law; or the vacating of the Premises without apparent intent to return and without providing a reasonable level of security, or which results in the coverage of the property insurance described in Paragraph 8.2 above being jeopardized as a result thereof, or without providing reasonable security to minimize potential vandalism.

(b) The failure of Tenant to make any payment of Rent (or to restore the Security Deposit) when due and such failure continues for a period of three (3) business days following written notice to Tenant.

(c) The failure to provide reasonable evidence of insurance or surety bond, or to fulfill any other obligation under this Lease which endangers or threatens life or property, where such failure continues for a period of five (5) business days following written notice to Tenant.

(d) The failure by Tenant to provide (i) reasonable written evidence of compliance with Applicable Requirements, (ii) the service contracts, (iii) the rescission of an unauthorized assignment or subletting, (iv) an Estoppel Certificate (as defined in Paragraph 16 below), (v) a subordination agreement or other document requested under Paragraph 30 below, (vi) any document requested under Paragraph 39 below, or (vii) any other documentation or information which Landlord may reasonably require of Tenant under the terms of this Lease, where any such failure continues for a period of ten (10) days following written notice to Tenant.

(e) A Default by Tenant as to the terms, covenants, conditions or provisions of this Lease, or of the Rules, other than those described in Paragraphs 13.1(a), (b) or (c), above, where such Default continues for a period of thirty (30) days after written notice; provided, however, that if the nature of Tenant’s Default is such that more than thirty (30) days are reasonably required for its cure, then it shall not be deemed to be a Breach if Tenant commences such cure within said thirty (30) day period and thereafter diligently prosecutes such cure to completion within an additional thirty (30) day period.

(f) The occurrence of any of the following events: (i) the making of any general arrangement or assignment for the benefit of creditors; (ii) becoming a “debtor” as defined in 11 U.S.C. § 101 or any successor statute thereto (unless, in the case of a petition filed against Tenant, the same is dismissed within sixty (60) days); (iii) the appointment of a trustee or receiver to take possession of substantially all of Tenant’s assets located at the Premises or of Tenant’s interest in this Lease, where possession is not restored to Tenant within thirty (30) days; or (iv) the attachment, execution or other judicial seizure of substantially all of Tenant’s assets located at the Premises or of Tenant’s interest in this Lease, where such seizure is not discharged within thirty (30) days; provided, however, in the event that any provision of this subparagraph (e) is contrary to any applicable law, such provision shall be of no force or effect, and not affect the validity of the remaining provisions.

(g) The discovery that any financial statement of Tenant given to Landlord was materially false.

13.2 Remedies. If Tenant fails to perform any of its affirmative duties or obligations, within ten (10) days after written notice (or in case of an emergency, without notice), Landlord may, at its option, perform such duty or obligation on Tenant’s behalf, including but not limited to the obtaining of reasonably required bonds, insurance policies, or governmental licenses, permits or approvals. The costs and expenses of any such performance by Landlord shall be due and payable by Tenant upon receipt of invoice therefor. If any check given to Landlord by Tenant shall not be honored by the bank upon which it is drawn, Landlord, at its option, may require all future payments to be made by Tenant to be by cashier’s check. In the event of a Breach, Landlord may, with or without further notice or demand, and without limiting Landlord in the exercise of any right or remedy which Landlord may have by reason of such Breach:

(a) give Tenant written notice in accordance with applicable law of its intention to terminate this Lease on the date of the notice or on any later date specified in the notice, and, on the date specified in the notice, Tenant’s right to possession of the Premises will cease and this Lease will be terminated (except as to Tenant’s liability set forth in this Paragraph 13.2(a)), as if the expiration of the term fixed in the notice were the end of the term of this Lease. If this Lease is terminated pursuant to the provisions of this Paragraph 13.2(a), Tenant will remain liable to Landlord for damages in an amount equal to the Rent and other sums that would have been owing by Tenant under this Lease for the balance of the Term if this Lease had not been terminated, less the net proceeds, if any, of any reletting of the Premises by Landlord subsequent to the termination, after deducting all of Landlord’s expenses in connection with the reletting, including without limitation, the expenses set forth in Paragraph 13.2(b)(2) below. Landlord will be entitled to collect those damages from Tenant monthly on the days on which the Rent and other amounts would have been payable under this Lease if this Lease had not been terminated and Landlord will be entitled to receive those damages from Tenant on those days. Alternatively, at the option of Landlord, if this Lease is terminated, Landlord will be entitled to recover from Tenant (A) the worth at the time of award of the unpaid Rent that had been earned at the time of termination; (B) the worth at the time of award of the amount by which the unpaid Rent that would have been earned after termination until the time of award exceeds the amount of the Rent loss that Tenant proves could reasonably have been avoided; (C) the worth at the time of award of the amount by which the unpaid Rent for the balance of the term of this Lease after the time of award exceeds the amount of the Rent loss that Tenant proves could reasonably be avoided; and (D) any other amount necessary to compensate Landlord for all the detriment proximately caused by Tenant’s failure to perform its obligations under this Lease or that in the ordinary course of things would be likely to result from that failure. The “worth at the time of award” of the amount referred to in clauses (A) and (B) above is computed by allowing interest at the rate of eighteen percent (18%) per annum. The worth at the time of award of the amount referred to in clause (C) is computed by discounting the amount at the discount rate of the Federal Reserve Bank of San Francisco at the time of award. For the purpose of determining unpaid rental under clause (C) above, the monthly rent reserved in this Lease will be deemed to be the sum of the Base Rent due and the amounts last payable by Tenant under this Lease for the calendar year in which the award is made; or

(b) (1) after demand, notice and any court order as may be required under applicable law, re-enter and take possession of the Premises, or any part of the Premises; repossess the Premises as of Landlord’s former estate; expel Tenant and those claiming through or under Tenant from the Premises; and remove the effects of both or either, without being deemed guilty of any manner of trespass and without prejudice to any remedies for arrears of Rent or preceding breach of covenants or conditions. If Landlord elects to re-enter, as provided in this Paragraph 13.2(b), or if Landlord takes possession of the Premises pursuant to legal proceedings or pursuant to any notice provided by law, Landlord may, from time to time, without terminating this Lease, relet the Premises or any part of the Premises, either alone or in conjunction with other portions of the Building of which the Premises are a part, in Landlord’s or Tenant’s name but for the account of Tenant, for such term or terms (which may be greater or less than the period that would otherwise have constituted the balance of the Term of this Lease) and on such terms and conditions (which may include concessions of free rent, and the alteration and repair of the Premises) as Landlord, in its reasonable discretion, may determine. Landlord may collect and receive the Rents for the Premises. Landlord will not be responsible or liable for any failure to relet the Premises, or any part of the Premises, or for any failure to collect any Rent due upon reletting. No re-entry or taking possession of the Premises by Landlord will be construed as an election on Landlord’s part to terminate this Lease unless a written notice of such intention is given to Tenant. No notice from Landlord under this Lease or under a forcible entry and detainer statute or similar law will constitute an election by Landlord to terminate this Lease unless the notice specifically says so. Landlord reserves the right following any re-entry or reletting, or both, to exercise its right to terminate this Lease by giving Tenant written notice, and, in that event, this Lease will terminate as specified in the notice; and

(2) if Landlord elects to take possession of the Premises according to this Paragraph 13.2(b) without terminating this Lease, Tenant will pay Landlord (i) the Rent and other sums that would be payable under this Lease if such repossession had not occurred, less (ii) the net proceeds, if any, of any reletting of the Premises, after deducting all of Landlord’s expenses incurred in connection with such reletting, including without limitation all repossession costs, brokerage commissions, legal expenses, attorneys’ fees, expenses of employees, alteration, remodeling, repair costs, and expenses of preparation for reletting. If, in connection with any reletting, the new sublease term extends beyond the existing Term or the Premises covered by reletting include areas that are not part of the Premises, a fair apportionment of the rent received from such reletting and the expenses incurred in connection with such reletting will be made in determining the net proceeds received from reletting. In addition, in determining the net proceeds from reletting, any rent concessions will be apportioned over the term of the new sublease. Tenant will pay such amounts to Landlord monthly on the days on which the Rent and all other amounts owing under this Lease would have been payable if possession had not been retaken, and Landlord will be entitled to receive the Rent and other amounts from Tenant on those days; or

(c) commence one or more suits or suits for the recovery of the Rent and other amounts and damages set forth in this Paragraph 13 may be brought by Landlord, from time to time, at Landlord’s election, and nothing in this Lease will be deemed to require Landlord to await the date on which the Term of this Lease expires. Each right and remedy in this Lease will be cumulative and will be in addition to every other right or remedy in this Lease or existing at law or in equity or by statute or otherwise, including without limitation suits for injunctive relief and specific performance. The exercise or beginning of the exercise by Landlord of any right or remedy will not preclude the simultaneous or later exercise by Landlord of any other rights or remedies. All rights and remedies are cumulative and nonexclusive.

13.3 Late Charges. Tenant hereby acknowledges that late payment by Tenant of Rent will cause Landlord to incur costs not contemplated by this Lease, the exact amount of which will be extremely difficult to ascertain. Such costs include, but are not limited to, processing and accounting charges, and late charges which may be imposed upon Landlord by any Lender. Accordingly, if any Rent shall not be received by Landlord within five (5) days after such amount shall be due, then, without any requirement for notice to Tenant, Tenant shall pay to Landlord a late charge equal to five percent (5%) of each such overdue amount. The Parties hereby agree that such late charge represents a fair and reasonable estimate of the costs Landlord will incur by reason of such late payment. Acceptance of such late charge by Landlord shall in no event constitute a waiver of Tenant’s Default or Breach with respect to such overdue amount, nor prevent the exercise of any of the other rights and remedies granted hereunder.

13.4 Interest. Any monetary payment due Landlord hereunder, other than late charges, not received by Landlord, when due shall bear interest from the date when due. The interest (“Interest”) charged shall be equal to twelve percent (12%) per annum, but shall not exceed the maximum rate allowed by law. Interest is payable in addition to the potential late charge provided for in Paragraph 13.3 above.

13.5 Breach by Landlord. Landlord shall not be deemed in breach of this Lease unless Landlord fails within a reasonable time to perform an obligation required to be performed by Landlord. For purposes of this Paragraph, a reasonable time shall in no event be less than thirty (30) days after receipt by Landlord, and any Lender whose name and address shall have been furnished Tenant in writing for such purpose, of written notice specifying wherein such obligation of Landlord has not been performed; provided, however, that if the nature of Landlord’s obligation is such that more than thirty (30) days are reasonably required for its performance, then Landlord shall not be in breach if performance is commenced within such thirty (30) day period and thereafter diligently pursued to completion.

14. CONDEMNATION. If the Premises or any portion thereof are taken under the power of eminent domain or sold under the threat of the exercise of said power (collectively “Condemnation”), this Lease shall terminate as to the part taken as of the date the condemning authority takes title or possession, whichever first occurs. If more than twenty-five percent (25%) of the Premises, or more than thirty-five percent (35%) of the parking is taken by Condemnation, Tenant may, at Tenant’s option, to be exercised in writing within ten (10) days after Landlord shall have given Tenant written notice of such taking (or in the absence of such notice, within ten (10) days after the condemning authority shall have taken possession) terminate this Lease as of the date the condemning authority takes such possession. If Tenant does not timely terminate this Lease in accordance with the foregoing, this Lease shall remain in full force and effect as to the portion of the Premises remaining, except that the Base Rent shall be reduced in proportion to the reduction in utility of the Premises caused by such Condemnation. Condemnation awards and/or payments shall be the property of Landlord, whether such award shall be made as compensation for diminution in value of the leasehold, the value of the part taken, or for severance damages. In the event that this Lease is not terminated by reason of the Condemnation, Landlord shall repair any damage to the Premises caused by such Condemnation to the extent of any proceeds actually received by Landlord.

15. BROKERS.

15.1 Representations and Indemnities of Broker Relationships. Tenant and Landlord each represent and warrant to the other that it has had no dealings with any person, firm, broker or finder in connection with this Lease, and that no one is entitled to any commission or finder’s fee in connection herewith. Tenant and Landlord do each hereby agree to indemnify, protect, defend and hold the other harmless from and against liability for compensation or charges which may be claimed by any such unnamed broker, finder or other similar party by reason of any dealings or actions of the indemnifying Party, including any costs, expenses, attorneys’ fees reasonably incurred with respect thereto.

16. ESTOPPEL CERTIFICATES.

(a) Each Party (as “Responding Party”) shall within ten (10) days after written notice from the other Party (the “Requesting Party”) execute, acknowledge and deliver to the Requesting Party a statement certifying, if applicable, that Tenant is in possession of the Premises; this Lease is in full force and effect; this Lease is unmodified (or if there have been modifications, that this Lease is in full force and effect, as modified, and stating the date and nature of each modification); Tenant claims no present charge, lien, or claim of offset against Rent; there is no existing default by reason of some act or omission by Landlord; and such other additional information, confirmation and/or statements as may be reasonably requested by the Requesting Party, or Landlord’s Lender, if any (“Estoppel Certificate”).

(b) If the Responding Party shall fail to execute or deliver the Estoppel Certificate within such ten (10) day period, the Requesting Party may execute an Estoppel Certificate stating that: (i) this Lease is in full force and effect without modification except as may be represented by the Requesting Party, (ii) there are no uncured defaults in the Requesting Party’s performance, and (iii) if Landlord is the Requesting Party, not more than one (1) month’s Base Rent has been paid in advance. Prospective purchasers and encumbrancers may rely upon the Requesting Party’s Estoppel Certificate, and the Responding Party shall be estopped from denying the truth of the facts contained in said Certificate.

(c) If Landlord desires to finance, refinance, or sell the Premises, or any part thereof, Tenant shall deliver to any potential lender or purchaser designated by Landlord such financial statements as may be reasonably required by such lender or purchaser, including but not limited to Tenant’s financial statements for the past three (3) years. All such financial statements shall be received by Landlord and such lender or purchaser in confidence and shall be used only for the purposes herein set forth

17. LIABILITY FOR SECURITY DEPOSIT. In the event of a transfer of the Landlord’s interest in the Premises or this Lease, Landlord shall deliver to the transferee or assignee (in cash or by credit) any unused Security Deposit held by Landlord. Upon such transfer or assignment and delivery of the Security Deposit, if any, Landlord shall be relieved of all liability with respect to the obligations and/or covenants under this Lease thereafter to be performed by the same.

18. SEVERABILITY. The invalidity of any provision of this Lease, as determined by a court of competent jurisdiction, shall in no way affect the validity of any other provision hereof.

19. DAYS. Unless otherwise specifically indicated to the contrary, the word “days” as used in this Lease shall mean and refer to calendar days.

20. LIMITATION ON LIABILITY. In consideration of the benefits accruing hereunder, Tenant on behalf of itself and all successors and assigns of Tenant, covenants and agrees that, notwithstanding anything to the contrary and notwithstanding any applicable law to the contrary:

(a) the liability of Landlord under this Lease (including any liability for any actual or alleged failure, breach or default by Landlord under this Lease and/or negligence of Landlord hereunder) and any recourse against Landlord shall be limited solely to Landlord’s and its affiliates’ collective interest in the Project and the sale and insurance proceeds related thereto (and not any other assets of Landlord); and

(b) no director, officer, shareholder, employee, adviser or agent of Landlord shall be personally liable in any manner or to any extent under or in connection with this Lease, and Tenant shall not seek recourse against any such person or against any of their personal assets for satisfaction of any liability with respect to this Lease; and

(c) Landlord and the Landlord Parties shall not be responsible or liable for any indirect, incidental, special, consequential or punitive damages in connection with this Lease, including, without limitation, on account of lost profits or the interruption of Tenant’s business.

21. TIME OF ESSENCE. Time is of the essence with respect to the performance of all obligations to be performed or observed by the Parties under this Lease.

22. NO PRIOR OR OTHER AGREEMENTS; COUNTERPARTS. This Lease contains all agreements between the Parties with respect to any matter mentioned herein, and no other prior or contemporaneous agreement or understanding shall be effective. This Lease may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which counterparts taken together shall constitute but one and the same instrument.

23. NOTICES.

23.1 Notice Requirements. All notices required or permitted by this Lease shall be in writing and may be delivered in person (by hand or by courier) or may be sent by regular, certified or registered mail or U.S. Postal Service Express Mail, with postage prepaid, or by facsimile transmission, and shall be deemed sufficiently given if served in a manner specified in this Paragraph 23. The addresses noted below shall be that Party’s address for delivery or mailing of notices. Either Party may by written notice to the other specify a different address for notice. A copy of all notices to Landlord shall be concurrently transmitted to such party or parties at such addresses as Landlord may from time to time hereafter designate in writing.

Landlord:	Triumph 1450 LLC 9605 Kingston Court, Suite 160 Englewood, Colorado 80112 Attention: Paul J. Ruff

with a copy to:	__________________________________
__________________________________
__________________________________
Attn: _____________________________

Tenant:	GlobeImmune, Inc. 1450 Infinite Drive Louisville, CO 80027 Attention: Grant Wiemers

with a copy to:	Cooley Godward LLP One Maritime Plaza 20th Floor San Francisco, CA 94111-3580 Attn: Helen Sedwick

23.2 Date of Notice. Any notice sent by registered or certified mail, return receipt requested, shall be deemed given on the date of delivery shown on the receipt card, or if no delivery date is shown, the postmark thereon. If sent by regular mail the notice shall be deemed given forty-eight (48) hours after the same is addressed as required herein and mailed with postage prepaid. Notices delivered by United States Express Mail or overnight courier that guarantee next day delivery shall be deemed given twenty-four (24) hours after delivery of the same to the Postal Service or courier. Notices transmitted by facsimile transmission or similar means shall be deemed delivered upon telephone confirmation of receipt, provided a copy is also delivered via delivery or mail. If notice is received on a Saturday, Sunday or legal holiday or after 5:00 p.m. local time of the recipient, it shall be deemed received on the next business day.

24. WAIVERS. No waiver by Landlord of the Default or Breach of any term, covenant or condition hereof by Tenant, shall be deemed a waiver of any other term, covenant or condition hereof, or of any subsequent Default or Breach by Tenant of the same or of any other term, covenant or condition hereof. Landlord’s consent to, or approval of, any act shall not be deemed to render unnecessary the obtaining of Landlord’s consent to, or approval of, any subsequent or similar act by Tenant, or be construed as the basis of an estoppel to enforce the provision or provisions of this Lease requiring such consent. The acceptance of Rent by Landlord shall not be a waiver of any Default or Breach by Tenant. Any payment by Tenant may be accepted by Landlord on account of monies or damages due Landlord, notwithstanding any qualifying statements or conditions made by Tenant in connection therewith, which such statements and/or conditions shall be of no force or effect whatsoever unless specifically agreed to in writing by Landlord at or before the time of deposit of such payment.

25. RECORDING OF MEMORANDUM. The Parties shall execute and record a memorandum of this Lease in the form attached hereto as Exhibit H.

26. NO RIGHT TO HOLDOVER. Tenant has no right to retain possession of the Premises or any part thereof beyond the expiration or termination of this Lease. In the event that Tenant holds over with Landlord’s express consent, then the Base Rent shall be increased to one hundred fifty percent (150%) of the Base Rent applicable during the month immediately preceding the expiration or termination. Tenant agrees to indemnify, defend and hold harmless Landlord and the Landlord Parties from and against any Claim arising out of such holding over. Nothing contained herein shall be construed as consent by Landlord to any holding over by Tenant.

27. CUMULATIVE REMEDIES. No remedy or election hereunder shall be deemed exclusive but shall, wherever possible, be cumulative with all other remedies at law or in equity.

28. COVENANTS AND CONDITIONS; CONSTRUCTION OF AGREEMENT. All provisions of this Lease to be observed or performed by Tenant are both covenants and conditions. In construing this Lease, all headings and titles are for the convenience of the Parties only and shall not be considered a part of this Lease. Whenever required by the context, the singular shall include the plural and vice versa. This Lease shall not be construed as if prepared by one of the Parties, but rather according to its fair meaning as a whole, as if both Parties had prepared it.

29. BINDING EFFECT; CHOICE OF LAW. This Lease shall be binding upon the Parties, their personal representatives, successors and assigns and be governed by the laws of the State in which the Premises are located. Any litigation between the Parties hereto concerning this Lease shall be initiated in the county in which the Premises are located.

30. SUBORDINATION; ATTORNMENT; NON-DISTURBANCE.

30.1 Subordination. This Lease granted hereby shall be subject and subordinate to any ground lease, mortgage, deed of trust, or other hypothecation or security device (collectively, “Security Device”), now or hereafter placed upon the Premises, to any and all advances made on the security thereof, and to all renewals, modifications, and extensions thereof; provided, however that so long as there is no Breach or Default hereunder, Tenant’s right to possession of the Premises shall not be disturbed by Landlord’s Lender. Tenant agrees that the holders of any such Security Devices (in this Lease together referred to as “Lender” or “Landlord’s Lender”) shall have no liability or obligation to perform any of the obligations of Landlord under this Lease. Any Lender may elect to have this Lease superior to the lien of its Security Device by giving written notice thereof to Tenant, whereupon this Lease shall be deemed prior to such Security Device, notwithstanding the relative dates of the documentation or recordation thereof.

30.2 Attornment. Subject to the non-disturbance provisions of Paragraph 30.3, Tenant agrees to attorn to a Lender or any other party who acquires ownership of the Premises by reason of a foreclosure of a Security Device, and that in the event of such foreclosure, such new owner shall not: (i) be liable for any act or omission of any prior Landlord or with respect to events occurring prior to acquisition of ownership; (ii) be subject to any offsets or defenses which Tenant might have against any prior Landlord, or (iii) be bound by prepayment of more than one (1) month’s Base Rent.

30.3 Non-Disturbance. With respect to Security Devices entered into by Landlord concurrently with or after the execution of this Lease, Tenant’s subordination of this Lease and/or attornment shall be subject to receiving a commercially reasonable non-disturbance agreement (a “Non-Disturbance Agreement”) from Landlord’s Lender which Non-Disturbance Agreement provides that Tenant’s possession of the Premises, and this Lease, including any options to extend the term hereof, will not be disturbed so long as Tenant is not in Breach or Default hereunder and attorns to the record owner of the Premises. Tenant agrees, from time to time during the Term of this Lease, upon demand to execute, acknowledge and deliver such other instruments, confirming such subordination, and such instruments of attornment as shall be requested by any Landlord’s Lender.

30.4 Self-Executing. The agreements contained in this Paragraph 30 shall be effective without the execution of any further documents; provided, however, that, upon written request from Landlord or a Lender in connection with a sale, financing or refinancing of the Premises, Tenant and Landlord shall execute such further writings as may be reasonably required to separately document any subordination, attornment and/or Non-Disturbance Agreement provided for herein.

31. ATTORNEYS’ FEES. If any Party brings an action or proceeding involving the Premises to enforce the terms hereof or to declare rights hereunder, the Prevailing Party (as hereafter defined) in any such proceeding, action, or appeal thereon, shall be entitled to reasonable attorneys’ fees. Such fees may be awarded in the same suit or recovered in a separate suit, whether or not such action or proceeding is pursued to decision or judgment. The term, “Prevailing Party” shall include, without limitation, a Party who substantially obtains or defeats the relief sought, as the case may be, whether by compromise, settlement, judgment, or the abandonment by the other Party or Broker of its claim or defense. The attorneys’ fees award shall not be computed in accordance with any court fee schedule, but shall be such as to fully reimburse all attorneys’ fees reasonably incurred. In addition, Landlord shall be entitled to attorneys’ fees, costs and expenses incurred in the preparation and service of notices of Default and consultations in connection therewith, whether or not a legal action is subsequently commenced in connection with such Default or resulting Breach.

32. LANDLORD’S ACCESS; SHOWING PREMISES; REPAIRS. Landlord and Landlord’s agents shall have the right to enter the Premises at any time, in the case of an emergency and for regularly scheduled janitorial services, and otherwise at reasonable times and upon at least twenty-four (24) hours’ prior notice to Tenant for the purpose of showing the same to prospective purchasers, lenders, or subtenants, and making such alterations, repairs, improvements or additions to the Premises as Landlord may deem necessary. All such activities shall be without abatement of rent or liability to Tenant. Landlord may at any time place on the Premises any ordinary “For Sale” signs and Landlord may during the last twelve (12) months of the term hereof place on the Premises any ordinary “For Lease” signs.

33. AUCTIONS. Tenant shall not conduct, nor permit to be conducted, any auction upon the Premises without Landlord’s prior written consent. Landlord shall not be obligated to exercise any standard of reasonableness in determining whether to permit an auction.

34. SIGNS. Tenant shall not place any sign in, on or about the Premises, the Building or the Project without Landlord’s prior written consent, which consent Landlord may withhold in its sole discretion; provided, however, Landlord hereby agrees that Tenant shall have the right to use its proportionate share (with all subtenants of the Building) of the monument located in front of the Building. All signage of Tenant (including any monument signage) shall, at Tenant’s sole cost and expense, (a) be installed, maintained, repaired and removed by Tenant, and (b) at all times comply with all Applicable Requirements. At expiration or earlier termination of this Lease, Tenant shall remove all signs installed by Tenant and repair all damage caused by the removal of such signs.

35. TERMINATION; MERGER. Unless specifically stated otherwise in writing by Landlord, the voluntary or other surrender of this Lease by Tenant, the mutual termination or cancellation hereof, or a termination hereof by Landlord for Breach by Tenant, shall automatically terminate any sublease or lesser estate in the Premises; provided, however, that Landlord may elect to continue any one or all existing subtenancies or sub-subtenancies. Landlord’s failure within ten (10) days following any such event to elect to the contrary by written notice to the holder of any such lesser interest, shall constitute Landlord’s election to have such event constitute the termination of such interest.

36. CONSENTS. Except as otherwise provided herein, wherever in this Lease the consent of a Party is required to an act by or for the other Party, such consent shall not be unreasonably withheld or delayed. Landlord’s actual reasonable costs and expenses (including but not limited to architects’, attorneys’, engineers’ and other consultants’ fees) incurred in the consideration of, or response to, a request by Tenant for any Landlord consent, including but not limited to consents to an assignment, a subletting or the presence or use of a Hazardous Substance, shall be paid by Tenant upon receipt of an invoice and supporting documentation therefor. Landlord’s consent to any act, assignment or subletting shall not constitute an acknowledgment that no Default or Breach by Tenant of this Lease exists, nor shall such consent be deemed a waiver of any then existing Default or Breach, except as may be otherwise specifically stated in writing by Landlord at the time of such consent. The failure to specify herein any particular condition to Landlord’s consent shall not preclude the imposition by Landlord at the time of consent of such further or other conditions as are then reasonable with reference to the particular matter for which consent is being given. In the event that either Party disagrees with any determination made by the other hereunder and reasonably requests the reasons for such determination, the determining party shall furnish its reasons in writing and in reasonable detail within ten (10) business days following such request.

37. QUIET POSSESSION. Subject to payment by Tenant of the Rent and performance of all of the covenants, conditions and provisions on Tenant’s part to be observed and performed under this Lease, Tenant shall have quiet possession and quiet enjoyment of the Premises during the term hereof.

38. PARKING. Tenant shall have the right to use without charge, on a unassigned, non-exclusive basis, eighty-two (82) parking spaces in the parking areas designated at the Building. The use of such parking spaces shall be subject to, and is conditioned upon, compliance by Tenant with all rules and regulations governing such parking areas promulgated by Landlord from time to time (and Tenant shall cause all of Tenant’s employees, agents, contractors and invitees that park therein to comply with the same). Tenant acknowledges that Landlord reserves the right, in its sole discretion, to designate any of the parking spaces at the Building as exclusive spaces; in which event and after Landlord has notified Tenant in writing thereof, then Tenant shall cause its employees, agents, contractors and invitees not to park in such exclusive spaces.

39. RESERVATIONS. Landlord reserves to itself the right, from time to time, to grant, without the consent or joinder of Tenant, such easements (including reciprocal easements affecting the Premises and other buildings within the Project), rights and dedications that Landlord deems necessary, and to cause the recordation of parcel maps and restrictions, so long as such easements, rights, dedications, maps and restrictions do not unreasonably interfere with the use of or access to the Premises by Tenant. Tenant agrees to sign any documents reasonably requested by Landlord to effectuate any such easement rights, dedication, map or restrictions, and to abide by the terms of any such restrictions and/or agreements.

40. PERFORMANCE UNDER PROTEST. If at any time a dispute shall arise as to any amount or sum of money to be paid by one Party to the other under the provisions hereof, the Party against whom the obligation to pay the money is asserted shall have the right to make payment “under protest” and such payment shall not be regarded as a voluntary payment and there shall survive the right on the part of said Party to institute suit for recovery of such sum. If it shall be adjudged that there was no legal obligation on the part of said Party to pay such sum or any part thereof, said Party shall be entitled to recover such sum or so much thereof as it was not legally required to pay.

41. AUTHORITY. If either Party hereto is a corporation, trust, limited liability company, partnership, or similar entity, each individual executing this Lease on behalf of such entity represents and warrants that he or she is duly authorized to execute and deliver this Lease on its behalf. Tenant shall deliver to Landlord satisfactory evidence of such authority.

42. CONFLICT. Any conflict between the printed provisions of this Lease and the typewritten or handwritten provisions shall be controlled by the typewritten or handwritten provisions.

43. OFFER. Preparation of this Lease by either Party or their agent and submission of same to the other Party shall not be deemed an offer to sublease to the other Party. This Lease is not intended to be binding until executed and delivered by all Parties hereto.

44. AMENDMENTS. This Lease may be modified only in writing, signed by the Parties in interest at the time of the modification. As long as they do not materially change Tenant’s obligations hereunder, Tenant agrees to make such reasonable non-monetary modifications to this Lease as may be reasonably required by a Lender in connection with the obtaining of normal financing or refinancing of the Premises.

45. MULTIPLE PARTIES. If more than one person or entity is named herein as either Landlord or Tenant, such multiple Parties shall have joint and several responsibility to comply with the terms of this Lease.

46. UNAVOIDABLE DELAYS. If the performance of Landlord of any act required herein, including, without limitation, the design, planning, permitting, construction and completion of the Initial Improvements, is prevented or delayed by reason of strikes, lockouts, labor disputes, governmental delays, acts of God, fire, floods, epidemics, freight embargoes, unavailability of materials and supplies, development moratoriums imposed by any governmental authority, or other causes beyond the reasonable control of Landlord, Landlord shall be excused from performing that obligation for the period equal to the period of prevention or delay.

47. [INTENTIONALLY OMITTED].

48. FINANCIAL INFORMATION. Tenant shall furnish Landlord with true and complete copies of Tenant’s most recent audited annual financial statements within ninety (90) days of the end of each fiscal year of Tenant during the Term. Moreover, Tenant shall furnish Landlord from time to time with such other financial information regarding Tenant as reasonably requested by Landlord if such financial information is requested by Landlord’s Lender or potential Lender.

49. INTERPRETATION. Neither Party hereto nor their respective attorneys shall be deemed the drafter of this Lease for purposes of interpreting or construing any of the provisions of this Lease in any judicial proceeding which may hereafter arise between the Parties or their respective assigns or successors-in-interest. This Lease shall be interpreted in accordance with the fair meaning thereof, and not strictly for or against any Party hereto. Tenant acknowledges that it has read this Lease in its entirety and has had the opportunity to freely negotiate any or all of the terms hereof before executing the same.

50. RULES AND REGULATIONS. Tenant shall comply with the rules and regulations attached hereto as Exhibit F with respect to the Building (including the Common Areas) and the Project, as the same may be amended, modified and supplemented by Landlord from time to time (the “Rules”). Landlord shall have the right at all times to amend, modify and/or supplement the Rules in any manner as Landlord may deem advisable in its sole discretion; provided, that Landlord will provide Tenant with all amendments, modifications and supplements to the Rules. Landlord shall not be responsible to Tenant for the non-compliance by any other subtenant or occupant of the Building or the Project with any of the Rules. In the event of any conflict between any Rule and any provision contained in this Lease, the provision contained in this Lease shall control.

51. CONFIDENTIALITY. [Intentionally Omitted].

52. RIGHT OF FIRST REFUSAL.

52.1 Right of First Refusal. Tenant shall have a right of first refusal on First Refusal Space (as defined below) during the period beginning on the Commencement Date and expiring twelve (12) months prior to the Expiration Date subject to the terms and conditions set forth in this Paragraph 52 (the “Right of First Refusal”). As used herein, “First Refusal Space” shall mean the space constituting approximately 10,476 RSF in Section E1 of the Building, as depicted on Exhibit G hereto. Landlord shall provide written notice to Tenant (the “First Refusal Notice”) of any bona fide offer to lease the First Refusal Space or any portion thereof that Landlord receives during the Term of this Lease and which Landlord is willing to accept (an “Offer”). Tenant shall have fifteen (15) days following Landlord’s delivery of Landlord’s notice to exercise its Right of First Refusal by providing Landlord with an irrevocable written notice (“Election Notice”) that Tenant elects to lease all of the First Refusal Space described in the Offer on the same terms and conditions as set forth in the Offer (and Tenant shall not be permitted to lease less than all of the First Refusal Space described in the Offer). In the event that Landlord does not receive Tenant’s Election Notice within fifteen (15) days after Landlord’s delivery of the First Refusal Notice, then Tenant shall be deemed to have declined to exercise its Right of First Refusal with respect thereto and Landlord shall be free to lease the space described in the Offer to any third party on the terms and conditions contained in the Offer or such other economic terms and conditions that (taken as a whole) are not less favorable (to a subtenant) by more than ten percent (10%).

52.2 Terms and Conditions. In the event Tenant duly and timely delivers its Election Notice to Landlord, such exercise shall thereby create and constitute a binding lease of the First Refusal Space by and to Tenant, subject to Landlord’s termination right pursuant to Paragraph 52.3 below, upon and subject to the same terms and conditions contained in this Lease except as follows: (i) Tenant shall accept the First Refusal Space in its then “As-built” and “AS IS” condition without any obligation of Landlord to repaint, remodel, improve or alter the First Refusal Space for Tenant’s occupancy or to provide Tenant any allowance therefor; (ii) the term of Tenant’s lease of the First Refusal Space, and obligation to pay Rent therefor, shall commence on such delivery date and continue for the remaining Term; (iii) upon such delivery, the First Refusal Space shall be part of the Premises under this Lease, such that the term “Premises” in this Lease thereafter shall refer to the space then leased immediately prior to such delivery, plus the First Refusal Space; and (iv) as otherwise expressly provided in this Paragraph 52.

52.3 Termination of Right of First Refusal. Upon the occurrence of any of the following events, Landlord shall have the option, exercisable at any time prior to the commencement of the term as to the First Refusal Space, to terminate all of the provisions of this Paragraph 52, whereupon all rights of Tenant pursuant to the Right of First Refusal shall terminate and shall be of no further force and effect:

(a) Tenant’s failure to timely exercise the Right of First Refusal in strict accordance with this Paragraph 52.

(b) The existence at either (i) the time of exercise of the Right of First Refusal, or (ii) the commencement of the term of the First Refusal Space, of a Default or Breach on the part of Tenant under this Lease.

(c) Tenant is not, immediately prior to exercise of the Right of First Refusal, in occupancy of at least ninety percent (90%) of the Premises then leased to Tenant.

(d) This Right of First Refusal is personal to Tenant and shall not be transferable or assignable, by operation of law or otherwise, voluntarily or involuntarily, to any assignee of this Lease, or sublessee of all or any part of the Premises, or any other person or entity other than a Permitted Transferee. Time shall be of the essence with respect to all of the provisions of this Paragraph 52.

53. OPTION TO EXTEND.

53.1 Grant of Option to Extend. Landlord hereby grants to Tenant an option to extend (“Option to Extend”) for a period of three (3) years after the Expiration Date (“Option Term”), subject to all of the provisions of this Lease except that: (i) Base Rent shall be adjusted in accordance with Paragraph 53.2 below; and (ii) Tenant shall not be permitted to extend the Term beyond the Option Term (except as provided in Paragraph 47.3 above). Tenant may exercise the Option to Extend if and only if (A) Tenant is not then in Default or in Breach, and (B) Landlord receives from Tenant an irrevocable written notice exercising the Option to Extend at least nine (9) months, but not sooner than twelve (12) months, before the Expiration Date. If Tenant commits a Default during the period after the exercise of the Option to Extend but prior to the commencement date of the Option Term, and fails to cure such Default within the applicable cure period (but no later than the day immediately prior to the commencement of the Option Term if earlier), then in Landlord’s sole discretion, Landlord may treat Tenant’s election to exercise the Option to Extend as ineffective, in which event this Lease shall expire on the Expiration Date as if Tenant had not given such notice.

53.2 Fair Market Rental Value. The Base Rent for the first (1st) year of the Option Term shall be the then Fair Market Rental Value (as defined below) for comparable space in the Building and in comparable buildings in Boulder and Broomfield Counties, Colorado (“Comparable Buildings”). Base Rent for the second (2nd) and third (3rd) year of the Option Term shall be increased, on the anniversary of the commencement date of the Option Term, by three percent (3%) over the Base Rent for the prior twelve (12) month period. As used in this Lease, “Fair Market Rental Value” shall mean one hundred percent (100%) of the rental rate per rental square foot agreed to be paid by tenants for comparable space in the Building and in Comparable Buildings for comparable terms, in non-sublease, non-affiliated, arms-length transactions within the prior ninety (90) day period, with appropriate adjustments for the condition of the premises, length of lease, age and amenities of Comparable Buildings, any tenant improvement allowances and other tenant concessions, and the type of lease, tenant and use.

53.3 Negotiation Period. Within ten (10) business days after receipt of Tenant’s written notice of its election to exercise the Option to Extend, Landlord shall inform Tenant of the Fair Market Rental Value applicable for the Option Term. Within ten (10) days after Tenant’s receipt of Landlord’s determination of Fair Market Rental Value, Tenant shall either (a) accept Landlord’s statement of Fair Market Rental Value as the initial Base Rent for the Option Term, or (b) notify Landlord in writing that Tenant elects to negotiate with Landlord for a period of thirty (30) days (the “Negotiation Period”) in order to reach a mutually agreeable determination of the initial Base Rent for the Option Term. Failure on the part of Tenant to notify Landlord in writing that Tenant elects to negotiate the initial Base Rent for the Option Term within such ten (10) day period shall constitute acceptance of the initial Base Rent for the Option Term as calculated by Landlord.

53.4 Election for Appraisal. In the event that the Parties fail to mutually determine the initial Base Rent for the Option Term, Tenant may elect, by written notice to Landlord prior to the expiration of the Negotiation Period, that the Fair Market Rental Value be determined pursuant to the appraisal process set forth in Paragraph 53.5 below (the “Appraisal”). Failure on the part of Tenant to elect such Appraisal process by the end of the Negotiation Period shall constitute acceptance of the initial Base Rent for the Option Term as calculated by Landlord. If Tenant elects to determinate the Fair Market Rental Value pursuant to the Appraisal process, the Appraisal shall be concluded within forty-five (45) days after the date of Tenant’s election, subject to extension for an additional fifteen (15) day period if a third (3rd) appraiser is required and does not act in a timely manner. To the extent that the Appraisal has not been completed prior to the expiration of any preceding period for which Base Rent has been determined, Tenant shall pay Base Rent at the rate calculated by Landlord, with an adjustment to be made once Fair Market Rental Value is ultimately determined by such Appraisal.

53.5 Appraisal Procedure. In the event that Tenant elects to determine the Fair Market Rental Value pursuant to an Appraisal process, the Appraisal shall be conducted as follows:

(a) Tenant shall make a demand for an Appraisal in writing in accordance with Paragraph 53.4 above, wherein Tenant shall specify the name and address of the person to act as the appraiser on its behalf. The appraiser shall be either (A) qualified as a real estate appraiser (and shall be a member of the American Institute of Real Estate Appraisers (MAI) or any comparable successor organization), or (B) a licensed real estate broker, in either case with at least ten (10) years professional experience in appraising or leasing (as applicable) commercial properties in Boulder and Broomfield Counties, Colorado. Failure on the part of Tenant to make a proper appointment in a timely manner for such Appraisal shall constitute a waiver of the right thereto. Within fifteen (15) days after the service of the demand for such Appraisal, Landlord shall give notice to Tenant, specifying the name and address of the person designated by Landlord to act as the appraiser on its behalf who shall be similarly qualified.

(b) In the event that two (2) appraisers are chosen pursuant to Paragraph 53.5(a) above, the appraisers so chosen shall, within fifteen (15) days after the second appraiser is appointed, determine the Fair Market Rental Value. If the two (2) appraisers are unable to agree upon a determination of Fair Market Rental Value within such fifteen (15) day period, they, themselves, shall appoint a third (3rd) appraiser, who shall be a competent and impartial person with qualifications the same as required of the first two (2) appraisers pursuant to Paragraph 53.5(a) above. In the event they are unable to agree upon such appointment within seven (7) days after expiration of said fifteen (15) day period, the third (3rd) appraiser shall be selected by the Parties themselves, if they can agree thereon, within a further period of ten (10) days. If the Parties do not so agree, then either Party, on behalf of both, may request appointment of such a qualified person by the then Presiding Judge of the Superior Court in and for the County of Boulder, Colorado, acting in his private and not in his official capacity, and the other Party shall not raise any question as to such Judge’s full power and jurisdiction to entertain the application for and make the appointment.

(c) Where the Fair Market Rental Value cannot be resolved by agreement between the two (2) appraisers selected by Landlord and Tenant or settlement between the Parties during the course of the Appraisal process, the Fair Market Rental Value shall be determined by the three appraisers within fifteen (15) days of the appointment of the third (3rd) appraiser in accordance with the following procedure: The appraiser selected by each of the Parties shall state in writing his or her determination of the Fair Market Rental Value supported by the reasons therefor with counterpart copies to each Party. The appraisers shall arrange for a simultaneous exchange of such proposed resolutions. The role of the third (3rd) appraiser shall be to select which of the two (2) proposed resolutions more closely approximates his or her determination of the Fair Market Rental Value. The third (3rd) appraiser shall have no right to propose a middle ground or any modification of either of the two (2) proposed resolutions. The resolution he or she chooses as more closely approximating his or her determination shall constitute the decision of the appraisers and be final and binding upon the Parties.

(d) In the event of a failure, refusal or inability of any appraiser to act, his or her successor shall be appointed by him or her, but in the case of the third (3rd) appraiser, his or her successor shall be appointed in the same manner as provided for appointment of the third (3rd) appraiser. Any decision in which the appraiser appointed by Landlord and the appraiser appointed by Tenant concur shall be binding and conclusive upon the Parties. Each Party shall pay the fee and expenses of its respective appraiser and both shall share the fee and expenses of the third (3rd) appraiser, if any.

53.6 Fees for Appraisal. To the extent that the Appraisal has not been completed prior to the Expiration Date, Tenant shall pay Base Rent at the rate calculated by Landlord, with an adjustment to be made once Fair Market Rental Value is ultimately determined.

53.7 No Transfer of Option to Extend. The Option to Extend granted to Tenant is personal to Tenant and shall not be transferable or assignable, by operation of law or otherwise, voluntarily or involuntarily, to any assignee of this Lease, or sublessee of all or any part of the Premises, or any other person or entity other than a Permitted Transferee. Time shall be of the essence with respect to all of the provisions of this Paragraph 53.

IN WITNESS WHEREOF, the Parties have executed this Lease as of the date first hereinabove written.

LANDLORD:

TRIUMPH 1450 LLC, a Colorado limited liability company

By:	/s/ Ronald D. Boraks
Name:	RONALD D. BORAKS
Its:	MANAGER

TENANT:

GLOBEIMMUNE, INC., a Delaware corporation

By:	/s/Timothy C. Rodell
Name:	Timothy C. Rodell
Its:	CEO

EXHIBIT A

DEPICTION OF PREMISES

OFFICE SPACE 18,658 RSF

L2 16,127 RSF

L3 5,715 RSF

EXHIBIT B

RELEASE

I,                         (print name), hereby acknowledge that I, as an employee of                         (insert name of employer), have voluntarily chosen to make use of some or all of the sports or fitness facilities, including without limitation, the outdoor basketball and volleyball courts (collectively, the “Facilities”) made available by Triumph 1450 LLC (“Landlord”) and located on the property at 1450 Infinite Drive, Louisville, Colorado.

I ACKNOWLEDGE THAT THE FACILITIES ARE NOT SUPERVISED, ARE USED BY OTHERS, AND THAT THEIR USE MAY BE A HAZARDOUS ACTIVITY. I AM VOLUNTARILY USING THE FACILITIES OFFERED BY LANDLORD, WITH KNOWLEDGE OF THE DANGER INVOLVED AND HEREBY AGREE TO ASSUME ANY AND ALL RISKS OF DAMAGE, INJURY AND DEATH ARISING OUT OF MY USE OF THE FACILITIES.

PLEASE INITIAL:

As a lawful consideration for being permitted by Landlord to make use of the Facilities, I hereby agree that I, my heirs, distributes, guardians, legal representatives and assigns will not make a claim against, sue, attach the property of, or prosecute, Landlord and its shareholders, directors, officers, employees, agents, subsidiaries, affiliates, successors or assigns (individually, a “Landlord Party” and collectively, the “Landlord Parties”) for any damages, losses, liabilities, judgments, claims, causes of action, demands, expenses, costs, fines, penalties and attorneys’ fees (collectively, “Claims”) resulting from or in connection with (i) the Facilities, (ii) the undersigned’s use of the Facilities, or (iii) any act or omission of any Landlord Party with respect the Facilities or the undersigned’s use thereof. I hereby release each and every Landlord Party from all Claims that I, my heirs, distributes, guardians, legal representatives, or assigns now have or may hereafter have, with respect to (1) the Facilities, (2) the undersigned’s use of the Facilities, or (3) any act or omission of any Landlord Party with respect the Facilities or the undersigned’s use thereof.

I HAVE CAREFULLY READ THIS AGREEMENT AND FULLY UNDERSTAND ITS CONTENTS, I AM AWARE THAT THIS IS A RELEASE OF LIABILITY AND A CONTRACT BETWEEN MYSELF AND LANDLORD. I SIGN THIS AGREEMENT ON MY OWN FREE WILL.

By:		Date:
(signature)

	(printed name)		(print name of employer)

EXHIBIT C

LIST AND QUANTITIES OF HAZARDOUS SUBSTANCES

Chemical Name	Manufacturer	NFPA Rating				Classification	Location	MSDS	Qty
		H	F	I	other
1,2-ETHANEDITHIOL	Aldrich Chemicals	2	2	0			217 Flammable	x	100mL

100 bp molecular ruler							217 Refrigerator	x	50mg

10x Minimum Essential Medium	Gibco					Mild Irritant	214 Refrigerator	x	500mL

12% Bis-Tris Gel	Invitrogen					Mild Irritant	219 Refigerator	x	50 Gels

2,2’-AZINO-BIS(3-ETHYLBENZTHIAZOLINE-6- SULFONIC ACID)	Sigma	0	0	0		NA	217 Ambient	x	4g

2-Mercaptoethanol	Bio-Rad	2	2	2	2	Toxic	214 Ambient	x	50mL

2-Mercaptoethanol	Bio-Rad	2	2	2	2	Toxic	217 Flammable	x	25mL

2-Mercaptoethanol	Sigma	2	2	2	2	Toxic	217 Ambient	x	100mL

2-Mercaptoethanol	Sigma	2	2	2	2	Toxic	217 Flammable	x	100mL

2-Nitrobenzoic Acid	Sigma	2	2	2	2		217 Ambient	x	10g

3- Amino 9-Ethel Carbazole	Sigma	1	0	0		Irritant	217		10g

400mL TSB	PML					NA	155 Ambient	na	10L

5- Sulfosalicylic Acid Dihydrate, Min + 99%	Sigma	1	1	0			217		500g

50% Glycerine solution	TekNova						217 Refrigerator	x	250mL

5-Aminosalicylic Acid	Sigma	2	1	0		Corrosive	217 Ambient	x	25g

5-Bromo-2’ Deoxyuridine	Sigma	1	1	0		Harmful	214 Freezer	x	25mL

5-Bromo-4-Chloro-3-Indolyl-beta-D- Galactopyranoside	CabioChem					Irritant	214 Freezer	x	100mg

Acetone	VWR	1	3	0			217 Flammable	x	2L

Acetonitrile	Sigma	2	3	0		Flammable, Toxic	217 Refrigerator	x	500mL

Acetylsalicylic Acid	Sigma	2	0	0		Irritant	217		100g

Acridine Orange	Sigma					N/A	217 Ambient	x	1g

Acrylamide	Biorad	2	2	2			217		150g

Acrylamide / Bis	Bio-Rad	2	2	2			217		150g

Adenine	Sigma					N/A	155 Ambient	x	500g

Adenine	Sigma					N/A	217 Ambient	x	30g

Adenine	Research Organics					N/A	219 Ambient	x	1200g

Adenine Hydrochloride	Sigma					N/A	219	x	500g

Agarose	Cambrex	2	1	1		Avoid WATER	217		25g

Agarose Ultra Pure	Invitrogen	2	1	1			217	x	1kg

Albumin Standard	Pierce					NA	155 Ambient	X	10mL

Alcian Blue 8GX	Sigma					N/A	217 Ambient	x	10g

Alcohol Gel	AlcoScrub	2	3	0		Flammable	210 Flammable	x	4L

Alcohol Gel	AlcoScrub	2	3	0		Flammable	219 Flammable	x	16oz

Alcohol Prep Isopropyl Alcohol 70%	NovaPlus	1	3	0		Flammable	214 Ambient	x	5L

Alcohol-Anhydrous (Ethanol Distilled in Glass)	Shelton Scientific	0	3	0		Flammable	210 Flammable	x	500mL

ALCONOX Detergent Powder	AlcoNox	0	0	0			210 Ambient	x	1500 g

ALCONOX Detergent Powder	AlcoNox	0	0	0			219 Ambient	x	1 carton

AlphaSat	TexWipe	1	3	0		Flammable	210 Flammable	x	50 wipes

Aluminum Hydroxide Gel	Sigma	2	0	0		Irritant	217	x	250 mL

Ammonia		3	0	0			217 Flammable		1L

Ammonium Chloride	Sigma	2	0	0		Irritant	217 Ambient	x	500g

Ammonium Hydroxide		3	1	2		Harmful	219		5L

Ammonium Persulfate	Bio-Rad	2	0	3	3	strong oxidizer	217 Ambient	x	10g

Ammonium Persulfate	Fisher	2	0	3	3	Flammable, Oxidizer	217 Ambient	x	25g

Ammonium Sulfate	Mallinckrodt	3	0	0		Harmful	219		14.5kg

Anhydrous Calcium Sulphate	Drierite					Irritant	217		10Lbs

Antibiotic- Antimycotic	Gibco					Mild Irritant	214 Freezer	x	200mL

Antifoam 289	Sigma					Harmful	219		100mL

Antioxidant	Invitrogen				irritant	155 Refrigerator	x	20mL

Antioxidant	Invitrogen				irritant	217 Refrigerator	x	5mL

Antioxidant	Invitrogen				irritant	219 Refrigerator	x	50mL

ASCA 1gG ELISA Plate	INOVA					214 Refrigerator	NA	2mL

ASCA 1gG High Positive	INOVA					214 Refrigerator	NA	2.4mL

ASCA 1gG Low Positive	INOVA					214 Refrigerator	NA	2.4mL

Aspergillus Niger					Irritant	155 Refrigerator	x	5mL

Aurintricarboxylic Acid	Sigma	1	1	0	Toxic	217 Ambient	x	5g

Azocoll	Sigma				Irritant	217		1g

Bacto Agar	BD				N/A	219 Ambient	x	500g

Bacto Agar	Difco	0	0	0	N/A	217 Ambient	x	500g

Bacto Peptone	BD				N/A	219 Ambient	x	1500g

Bacto Peptone	Difco	0	0	0	N/A	155 Ambient	x	1000mL

Bacto Peptone	Difco	0	0	0	N/A	217 Ambient	x	500g

Bacto Tryptone	BD				N/A	219 Ambient	x	500g

Bacto Tryptone	Difco	0	0	0	N/A	217 Ambient	x	500g

Bacto Yeast Extract	BD				N/A	155	x	500g

Bacto Yeast Nitrogen Base w/o Amino Acids	BD				N/A	155 Ambient	x	500g

BCA Protein Assay Reagent Kit	Pierce				Toxic	217 Ambient	X	1 kit

BetaPlate Scint	Wallac Oy				Skin and Eye Irritant	214	x	10L

Blue Dextran	Sigma				N/A	217 Ambient	x	1g

Boric Acid	Fisher	2	0	0		217 Ambient	x	1kg

Brefeldin A From Penicillium Brefeldianum	sigma	2	0	0	Toxic	217 Refrigerator	x	5mg

Brilliant Blue R	Sigma	1	0	0		217 Ambient	x	25g

Bromcresol Purple	Sigma	1	0	0		217 Ambient	x	5g

Bromphenol Blue	Sigma	1	0	0	Irritant	155 Ambient	x	20mL

Bromphenol Blue	Sigma	1	0	0	Irritant	217 Ambient	x	10g

BSA, Fraction V	OmniPur					Irritant	155 Refrigerator	X	10mL

BSA, Fraction V	OmniPur					Irritant	217 Refrigerator	X	2.1kg

Buffer P1 Resuspension buffer 70mL	Qiagen					NA	214 Refrigerator	x	70mL

Buffer Solution (Biphthalte) pH4 (Color Coded Red)	J.T. Baker	0	0	0	1	Irritant	155 Ambient	x	500mL

Buffer Solution (Biphthalte) pH4 (Color Coded Red)	J.T. Baker	0	0	0	1	Irritant	217 Ambient	x	500mL

Buffer Solution (Biphthalte) pH4 (Color Coded Red)	J.T. Baker	0	0	0	1	Irritant	219 Ambient	x	200mL

Buffer Solution (Borate) pH10 (Color Coded Blue)	J.T. Baker	2	0	0	3	Corrosive	155 Ambient	x	500mL

Buffer Solution (Borate) pH10 (Color Coded Blue)	J.T. Baker	2	0	0	3	Corrosive	217 Ambient	x	500mL

Buffer solution (phosphate) pH7 (Color Coded Yellow)	J.T. Baker	0	0	0	1	Irritant	155 Ambient	x	500mL

Buffer solution (phosphate) pH7 (Color Coded Yellow)	J.T. Baker	0	0	0	1	Irritant	217 Ambient	x	500mL

Buffer solution (phosphate) pH7 (Color Coded Yellow)	J.T. Baker	0	0	0	1	Irritant	219 Ambient	x	200mL

Buffer solution blue pH 10.00	EMD	2	0	0	3	Corrosive	219 Ambient	x	200mL

Buffer Solution for YSI	YSI	2	0	0			219		96g

Buffer TE Endotoxin-Free TE Buffer	Qiagen					NA	155 Ambient	x	1L

Calcium Chloride	Gibco	1	2	0	3	Irritant	219 Ambient	x	1g

Calcium Chloride	JT Baker	1	2	0	3	Irritant	219 Ambient	x	1kg

Calcium Chloride Dihydrate 98+%	Aldrich Chemicals	1	2	0	3	Irritant	217 Ambient	x	500g

Candida Albicans skin test Antigen	Allermed Laboratories Inc.					N/A	155 Refrigerator	x	1mL

Cell Separation Cocktails	Cell Separation Cocktails					NA	214 Refrigerator	MIN	30mL

Cell tracker (orange)	Molecular Probes					NA	214 Refrigerator	x	20mL

Cellgro		0	0	0	N/A	217 Refrigerator		20mL

Cell-Mediated Cytotoxicity Kit	Molecular Probes				NA	214	x	1 kit

Cesium Chloride	Sigma	0	0	0		217 Ambient	x	500g

CHAPS, Sigma Ultra 98%+ (TLC)	Sigma	1	0	0	Irritant	217		1g

Chemiluminescence Reagent	Western Lightning				N/A	155 Refrigerator	MIN	500mL

Chemiluminescence Reagent	Western Lightning				N/A	219 Ambient	x	1kg

Chloroform	OmniPur	2	0	0		217 Flammable		1L

CIP 100 Detergent		3	0	1	Caustic	219		1 gal

Citric Acid Monohydrate	Fisher	3	1	0		217 Ambient	x	500g

c-K-Ras (Ab-1), Rat (Mouse) monoclonal	Oncogene				NA	155 Refigerator	x	5mL

Clear Bath Algecide	VWR				Flammable	214 Ambient	x	8 oz

Clorox Bleach	Clorox				Caustic	210 Ambient	x	4L

Clorox Bleach					Caustic	219		3 Gal

CM Glucose Plates Minus- HIS	TekNova				N/A	155 Refrigerator	x	20 Plates

CM Glucose Plates Minus- HIS	TekNova				N/A	217 Refrigerator	x	3 sleeves

CM Glucose Plates Minus- LEU	TekNova				N/A	155 Refrigerator	x	20 Plates

CM Glucose Plates Minus- LEU	TekNova				N/A	217 Refrigerator	x	60 Plates

CM Glucose Plates Minus- TRP	TekNova				N/A	155 Refrigerator	x	20 Plates

CM Glucose Plates Minus- TRP	TekNova				N/A	217 Refrigerator	x	60 Plates

CM Glucose Plates Minus URA	TekNova				N/A	155 Refrigerator	x	20 Plates

CM Glucose Plates Minus- Uracil	TekNova				N/A	155 Refrigerator	x	20 Plates

Columbia CNA w/ 5% sheep blood	PML				NA	155 Refrigerator	NA	20 Plates

Complete protease tablets					na	155 Refrigerator		1 Box

Concanavalin A	Sigma	3	0	0	Harmful	217 Refrigerator		10mL

Coomassie Brilliant Blue R-250	UltraPure	1	0	0		217 Ambient	x	10g

Crystal Violet, ACS Reagent	Sigma	2	0	0	Carcinogen	155 Ambient	x	250mL

Crystal Violet, ACS Reagent	Sigma	2	0	0		Carcinogen	217 Ambient	x	50g

Cupric Standard	Ion Plus	2	0	0	2	Toxic	155 Ambient	na	250mL

Cupric Standard	EMD	2	0	0	2	Toxic	219 Ambient	na	1kg

Cupric Sulfate	Sigma	2	0	0	2	Toxic	217 Ambient	x	250g

Cupric Sulfate Granular	EM Science	2	0	0	2		210 Ambient	x	1000 g

Cytofix/ Cytoperm	BD					N/A	214 Refrigerator	x	250mL

Cytofix/ Cytoperm	BD					N/A	217 Refrigerator	x	1L

Cytofix/ Cytoperm	BD						219 Ambient	x	200g

D optimum results, electrode filling solution	Ion Plus						155 Ambient	MIN	500mL

D(+) Galactose	Sigma	0	0	0		N/A	217 Ambient	X	100g

D(+)- Glucose monohydrate	EM Science					Irritant	155 Ambient	x	500g

D(+)- Glucose monohydrate	EM Science					Irritant	219 Ambient	x	500g

D(+) Glucose Monohydrate for Microbiology	EMD Chemicals	0	0	0			155 Ambient	x	500g

D(+)- Raffinose	Sigma	0	0	0		N/A	217 Ambient	x	25g

D-(+) Raffinose (pentahydrate)	Sigma	0	0	0		N/A	217 Ambient	x	25g

D(+)-TREHALOSE DIHYDRATE	Sigma	1	1	0		Irritant	219	x	10g

Deoxycholic Acid	Sigma	2	0	0		Irritant	217 Ambient	x	25g

DEPC water, sterile nuclease free	OmniPur					NA	155 Ambient	NR	50mL

DEPC water, sterile nuclease free	OmniPur					NA	217 Ambient	NR	3L

Dextran Sulphate	Pharmacia					irritant	217 Ambient	X	200g

Dextran T500	Pharmacia					irritant	217 Ambient	MIN	100g

Dextrose, Anhydrous	J.T. Baker						219	x	36kg

Difco Yeast Nitrogen Base w/o Amino Acids	BD						210 Ambient	x	1400g

DIG Northern kit	Roach						217		1 kit

Dimethyl Sulfoxide	Mallinckrodt	2	2	2	3	Combustible Liquid	217 Flammable	x	20mL

Dimethyl Sulfoxide	Sigma	2	2	2	3	Combustible Liquid	217 Chemical Hood	x	500mL

Dimethyl Sulphoxide	Sigma	2	2	2	3	Combustable Liquid	217 Ambient	x	500mL

Disperse Blue 3	Invitrogen						214 Freezer	na	1mL

Dithiothreitol	Invitrogen	2	1	0			217	x	100g

Dneasy tissue kit	Qiagen	2	0	0		toxic	217		1 box

D-Sorbital	Sigma	0	0	0		N/A	217		5kg

DTT	Fluka					na	217 Refrigerator		10mL

Dulbecco’s Modified Eagle Medium	Gibco					Mild Irritant	214 Refrigerator	x	6x0.5L

Dulbecco’s Modified Eagle Medium	Invitrogen					NA	217 Refrigerator	x	18X500mL

Dulbecco’s Phosphate Buffered Saline	Gibco					NA	155 Ambient	x	500g

Dulbecco’s Phosphate Buffered Saline	Gibco					NA	155 Refrigerator	x	1L

Dulbecco’s Phosphate Buffered Saline	Gibco					NA	210 Ambient	x	2L

Dulbecco’s Phosphate Buffered Saline	Gibco					NA	214 Refrigerator	x	12X0.5L

Dulbecco’s Phosphate Buffered Saline(Powder)	Gibco					NA	219 Ambient	x	8L

Dulbecco’s Phosphate-buffered saline	Gibco					NA	217 Ambient	x	96g

EDTA	Sigma	1	1	0	3	Irritant	155 Ambient	x	100g

EDTA	Sigma	1	1	0	3	Irritant	217 Ambient	x	500g

EDTA	Sigma	1	1	0	3	Irritant	219 Ambient	x	100mL

Effectene Transfection Reagent (1.0 mL)	Qiagen					NA	217 Refigerator	x	1mL

ELISA Negative Control	INOVA						214 Refrigerator	na	2.4mL

Endo free maxi-prep	Qiagen						217		1 box

Ethidium Bromide	Fisher	4	1	1		Mutagen	217 Ambient	x	1g

Ethidium Bromide Tablets	Sigma	4	1	1			217 Ambient	x	10 tablets

Ethyl Alcohol	Nalgene	0	3	0			155 Flammable	x	4 Gal

Ethyl Alcohol	Nalgene	0	3	0			210 Flammable	x	500mL

Ethyl Alcohol	Mallinckrodt	0	3	0		Flammable	155 Flammable	x	5L

Ethyl Alcohol completely denatured		0	3	0			155 Flammable	x	500mL

Ethyl Alcohol USP	Aaper	0	3	0			210 Flammable	x	250mL

Ethyl Alcohol USP, Absolute- 200 proof	Aaper	0	3	0			219 Flammable	x	2L

Ethylene Glycol	Sigma	1	1	0			217 Ambient	x	50g

Fantastik Heavy Duty Cleaner	SC Johnson	1	0	0			210 Ambient	x	2 bottles

Fantastik Heavy Duty Cleaner	SC Johnson	1	0	0			214 Ambient	x	1L

Fetal Bovine Serum	HyClone					NA	214 Freezer	x	24X0.5L

Ficoll	Sigma	0	0	0		N/A	217 Ambient	x	25g

Ficoll 400	Pharmacia					NA	217 Ambient	x	500g

FITC-conjugated mouse	BD						214 Refrigerator	MIN	10mL

Formilin	VWR	2	2	0			217 Flammable		2L

Frozen -EZ Yeast Transformation II	Zymo Research						217 Refrigerator	NA	2 kits

FUN 1 Cell Stain	Molecular Probes					NA	217 Freezer	NR	100mL

Fungizone Amphotericin B	Gibco					NA	214 Freezer	x	200mL

Gel extraction kit	Qiagen	2	0	0			217		2 boxes

Gelatin	Sigma					Irritant	217 Ambient	x	100g

Gentamicin Reagent Solution	Gibco					Irritant	214 Refrigerator	x	10mL

Glasgow Minimum Essential Medium	Gibco					NA	217 Refrigerator	x	6X0.5L

Glass & Plastic Cleaner 100	TexWipe					NA	210 Ambient	NA	1L

Gliadin	Sigma	3	0	0			217		10g

Glucose Sltn	Sigma					NA	219		200mL

Glucose Sltn for YSI	YSI					NA	219		3L

Glutaraldehyde	Sigma	4	0	1		Highly Toxic	217 Refrigerator		10mL

Glycerol 50%		1	1	0			217 Ambient	x	2L

Glycerol, Anhydrous	J.T. Baker	1	1	0	1	Irritant	155 Ambient	x	500mL

Glycerol, Anhydrous	J.T. Baker	1	1	0	1	Irritant	217 Flammable	x	500mL

Glycine	Fisher	1	1	0	1	Irritant	217 Ambient	x	1kg

Goat Serum	Gibco					NA	217 Freezer	x	100mL

Gram Crystal Violet	BD	2	0	0		Limited Toxicity	155 Ambient	x	500mL

Gram Decolorizer	BD	2	3	0		Flammable Liquid	155 Ambient	x	5mL

Gram Safranin	BD	2	2	0		Flammable Liquid	155 Ambient	x	5mL

Growth - Chek	BEC					BSL-1 microorganisim	155 Ambient	x	5mL

Guandine hydrochloride, minimum 99% Cl	Sigma	2	1	0		Irritant	217 Ambient	x	500g

Heavy Duty Floor Stripper	Zep	2	2	0			210 Ambient	x	1L

Hepes	OmniPur					NA	217 Ambient	x	100g

Hepes	Sigma	0	0	0		Irritant	217 Ambient	x	500g

HIS Bind Purification Kit	EMD/Novagen					Irritant	219 Refrigerator	X	2 kits

Histopaque 1077	ICN	3	0	0		toxic	214 Refrigerator	x	4L

Histopaque 1077	ICN	3	0	0		toxic	217 Refrigerator	x	100mL

H-Ras, wild-type	Biomol					N/A	155 Freezer	x	5mL

H-Ras, wild-type	Biomol					N/A	217 Freezer	x	500mg

HRP 1gG Conjugate	INOVA						214 Refrigerator	MIN	20mL

HRP Sample Diluent	INOVA						214 Refrigerator	MIN	100mL

HRP Stop Solution	INOVA						214 Refrigerator	MIN	20mL

HRP Wash Concentrate (40X)	INOVA						214 Refrigerator	MIN	50mL

Hydrochloric Acid		3	0	2			214 Flammable	x	1L

Hydrochloric Acid	VWR	3	0	2		Corrosive	219 Flammable	x	1L

Hydrochloric Acid, 1N Volumetric Solution	J.T. Baker	3	0	2	3	Corrosive	210 Flammable	x	400mL

Hydrochloric Acid, 1N Volumetric Solution	J.T. Baker	3	0	2	3	Corrosive	217 Flammable	x	8L

Hydrogen Peroxide	VWR	2	0	1			210 Flammable	x	1L

Hygromycin B Solution		2	0	0		Irritant	217 Refrigerator		50mg/mL

HyPure WFI Quality Water	HyClone					NA	210 Ambient	NR	10L

HyPure WFI Quality Water	HyClone					NA	219 Ambient	NR	20L

Igepal CA-630	Sigma	1	1	0		Carcinogen	217 Ambient	x	250mL

Imidazole, ACS reagent >=99%	Sigma	2	1	0			217		100g

Ionic Strength Adjuster	Ion Plus						155 Ambient	MIN	10mL

Ionomycin calcium salt from streptomyces conglobatus	Sigma	1	0	0		Reproductive Hazard	217 Chemical Hood	x	1g

Ionomycin calcium salt from streptomyces conglobatus	Sigma	1	0	0		Reproductive Hazard	217 Refrigerator	x	1mg

Iscove’s modified Dulbecco’s medium	Gibco					NA	217 Refrigerator	x	100mL

Isopropyl Alcohol	J.T. Baker	3	3	1		Flammable	210 Flammable	x	3.5L

Isopropyl Alcohol	Mallinckrodt	3	3	1		Flammable	155 Flammable	x	1L

L- Broth	Bio 101					N/A	217		1Kg

Laemmli Sample Buffer	Bio-Rad	0	1	0			214 Ambient	x	30mL

Lauryl Sulphate	Sigma	2	0	1		Toxic	217		500g

LB Amp 50 Broth	TekNova					N/A	155 Refrigerator	x	1L

LB Amp 50 Broth	TekNova					N/A	217 Refrigerator	x	3L

LB Amp 50 Plates	TekNova					N/A	155 Refrigerator	x	20 plates

LB Amp 50 Plates	TekNova					N/A	217 Refrigerator	x	3 sleeves

LE Agarose	SeaKem	1	1	0			217 Ambient	NA	125g

L-Glutamine- 200 mM	Gibco	1	1	0			214 Freezer	x	600mL

L-Histidine	Sigma						217	x	30g

L-Histidine U.S.P.	J.T. Baker	1	1	0	1	Irritant	155 Ambient	x	500g

L-Histidine U.S.P.	J.T. Baker	1	1	0	1	Irritant	210 Ambient	x	200g

Liquid neutralizer for bases	Spilfyter	1	1	0		irritant	217		4L

Liqui-Nox	AlcoNox	0	0	0			210 Ambient	x	1Lb

Lithium Acetate	Sigma	1	0	0			217 Ambient	x	250g

Lithium Acetate Dihydrate	Aldrich Chemicals	1	0	0		217 Ambient	x	5g

Lithium Acetate Dihydrate	Sigma	1	0	0		155	x	8g

L-Leucine	Sigma	0	0	0	N/A	155 Ambient	x	200g

L-Leucine U.S.P.	J.T. Baker	1	1	0		210 Ambient	x	220g

L-Methionine	Sigma	1	1	0		217 Ambient	x	50g

LSM Lymphocyte Separation Medium					na	214		4.2L

L-Tryptophan	Sigma	0	0	0	N/A	217 Ambient	x	25g

L-Tryptophan U.S.P.	J.T. Baker				Irritant	155	x	500g

L-Tryptophan U.S.P.	J.T. Baker				Irritant	210 Ambient	x	200g

Lumio Green In-Cell Labeling Kit	Invitrogen				NA	214 Freezer	x	1mL

Magnesium Acetate Tetrahydrate 98+%		1	1	0	Irritant	217	x	500g

Magnesium Chloride	Sigma	1	0	0		217 Ambient	x	500g

Magnesium Sulfate	Sigma	1	0	0	Teratogen	217 Ambient	x	500g

Magnesium Sulfate	J.T. Baker	1	0	0	Teratogen	219 Ambient	x	1kg

Manganese Chloride	Fisher	2	0	0		217		100g

Marker for Western Gels					Irritant	155		2 mL

MEM Non-Essential Amino Acids Solution	Gibco				NA	214 Refrigerator	x	200mL

MEM Sodium Pyruvate	Gibco					217 Refrigerator		100mL

Menadione	Sigma	2	1	0	Irritant	217 Ambient	x	25g

Methanol	Burdick& Jackson	1	3	0	Flammable	155 Flammable	x	5 GAL

Methyl Cellulose	EM Science	1	1	0		214 Ambient	x	1kg

Methyl a-D-mannopyranoside	Sigma	0	0	0	N/A	217		100g

Methyl a-D-mannopyranoside	Sigma	0	0	0	N/A	217		25g

Methylene Blue	Sigma	1	0	0	Toxic	217 Ambient	x	1g

Mineral Oil	EM Science	1	1	0		210 Ambient	x	800mL

Mineral Oil	EM Science	1	1	0		219 Ambient	x	500mL

Minimum Essential Medium	Gibco				NA	214 Refrigerator	x	1L

Mitomycin C	Sigma	3	1	0	Toxic	217 Chemical Hood	x	Waste

Mitomycin C	Sigma	3	1	0	Toxic	217 Refrigerator	x	14mg

MOPS	Omni pur				Irritant	217		100g

Mops	Sigma				Irritant	217 Ambient	x	100g

MTT Cell Culture Tested	Sigma	3	3	1		217 Refrigerator	x	1g

N, N-Dimethyl formamide	Sigma	1	2	0	Toxic / Flam	217 Flammable	x	250mL

Naphthol Blue Black	Sigma	1	1	0		155 Ambient	x	5mL

Napthol Blue Black	Sigma	1	1	0		217 Ambient	x	126g

ni resin sepharose	Amersham				Harmful / Flammable	217

Nitrocellulose	Fisher	2	3	3		155 Flammable	x	400 sheets

Nitrocellulose	Fisher	2	3	3		219 Flammable	x	200 sheets

N-Lauryl-sarcosine	Sigma	1	0	0		217		100g

NuPage Gels	Invitrogen				NA	217 Refrigerator		20 boxes

NuPage LDS Sample Buffer (4x) 10mL	Invitrogen				NA	214 Ambient	x	10mL

NuPage MES SDS Running Buffer (20X), 500mL	Invitrogen				NA	155 Refrigerator	x	500mL

NuPage MES SDS Running Buffer (20X), 500mL	Invitrogen				NA	217 Refrigerator	x	2500mL

NuPage MES SDS Running Buffer (20X), 500mL	Invitrogen				NA	219 Refrigerator	x	5L

NuPage Transfer Buffer (20X)					na	155	x	100mL

NuPage Transfer Buffer (20X)					na	217 Refrigerator	x	5L

NuPage Transfer Buffer (20X)					NA	219 Refrigerator	x	1L

NZCYM Broth	Bio 101				N/A	217		1 Kg

O.C.T. Compound	Sakura	0	0	0	NA	217		240 mL

o-Phenylenediamine Dihydrochloride	Sigma	3	0	0	Harmful	217		25g

Opti-MEM 1	Gibco				NA	214 Refrigerator	x	100mL

OptiPhase Supermix	Wallac Oy				Skin and Eye Irritant	214	x	10L

Ovalbumin	Worthington				N/A	217 Ambient	x	100mg

Paraformaldehyde	Fisher	3	2	1		217 Ambient	x	500g

PBS	Invitrogen				NA	219 Ambient	x	8L

PEA Plates					na	155		10 Plates

Penicillin- Streptomycin	Gibco				Irritant	214 Freezer	x	600mL

Penicillin- Streptomycin- Glutamine	Gibco				Irritant	214 Freezer	x	600mL

Pentoxifylline	Sigma	1	1	0	Harmful	217 Ambient	x	10g

Perioxidase conjugate goat anti-rabbit igg	Sigma	0	0	0	N/A	155	x	50mL

Permwash/buffer	BD				NA	217 Refrigerator		1 btl

pH 10.00 Buffer Solution Blue	VWR				Irritant / Base	155 Ambient	x	500mL

pH 10.00 Buffer Solution Blue	VWR				Irritant / Base	210 Ambient	x	400mL

pH 4.00 Buffer Solution Red	VWR				Irritant / Acid	155 Ambient	x	500mL

pH 4.00 Buffer Solution Red	VWR				Irritant / Acid	210 Ambient	x	400mL

pH 6.00, Buffer solution	VWR				Irritant	155 Ambient	x	500mL

pH 7.00 Buffer Solution Yellow	VWR				Irritant	155 Ambient	x	500mL

pH 7.00 Buffer Solution Yellow	VWR				Irritant	210 Ambient	x	200mL

pH 8.00, Buffer solution	VWR					155 Ambient	x	500mL

pH Electrode storage solution	SympHony	1	0	0		155 Ambient	x	500mL

pH Electrode storage solution	SympHony	1	0	0		219 Ambient	x	100mL

Phenol Red	Sigma	1	1	0		217 Ambient	x	1g

Phenylmethylsultonyl Fluoride	Sigma	3	0	0	Toxic	217 Ambient	x	5g

Phorbol 12-Myristate 13-Acetate	Sigma	2	1	0	Toxic	217 Freezer	x	3mg

Phosphoric Acid	EM Science	2	0	0	Corrosive	217 Flammable	x	500mL

Phosphoric Acid	EM Science	2	0	0	Corrosive	219 Flammable	x	3L

Pipes	Fisher	2	1	0		217 Ambient	x	100gm

Platinum Taq DNA Polymerase High Fidelity	Invitrogen				irritant	155 Freezer	x	2mL

Platinum Taq DNA Polymerase High Fidelity	Invitrogen					irritant	217 Freezer	x	5mL

Polyethylene Glycol	Sigma	0	1	0		Irritant	217 Ambient	x	500g

Polyethylene Glycol	Sigma	0	1	0		Irritant	217 Ambient	x	1kg

Polyethylene Glycol 1200	Sigma	0	1	0		Irritant	219		500mL

Polyethylene Glycol 2000	Sigma	0	1	0		Irritant	219		500mL

Polyoxyethylene 9- Laurel Ether	Sigma	0	1	0			217		50g

Polyoxyethylene sorbitan monolaurate	Sigma	0	0	0		N/A	155 Ambient	x	100mL

Polyoxyethylene sorbitan monolaurate	Sigma	0	0	0		N/A	217 Ambient	x	100mL

Potassium Acetate	Sigma	1	0	0			217 Ambient	x	500g

Potassium Bicarbonate	Sigma	1	0	0			217 Ambient	x	500g

Potassium Chloride	Sigma	1	0	0			217 Ambient	x	500g

Potassium Chloride, crystal	J.T. Baker	2	0	1	2	Irritant	210 Ambient	x	450g

Potassium Chloride, crystal	J.T. Baker	2	0	1	2	Irritant	219 Ambient	x	50g

Potassium Dihydrogen Phosphate, Anhydrous	EM Science	1	0	0			217		50g

Potassium Hydroxide	Sigma	3	0	1			217		500g

Potassium Phosphate	Sigma	1	0	0			217 Ambient	x	500g

Potassium Phosphate monobasic	Fisher	1	0	0			217 Ambient	x	1000g

Potassium Phosphate monobasic	EM Science	1	0	0			219 Ambient	x	5kg

Potassium Phosphate monobasic, ACS reagent >=99%	Sigma	1	0	0			217		500g

Potassium Phosphate, monobasic, crystal	EM Science	1	0	0			210 Ambient	x	200g

Propranolol HCL	Ayerst					N/A	217		10g

Propranolol HCL	BD					N/A	217 Ambient	x	500g

Protease Inhibitor Set Cocktail Tablets	Roche					Irritant	155 Refigerator	x	10 tablets

Proteinase K	Qiagen	1	0	0		Irritant	217 Refrigerator	x	2mL

QIAamp DNA mini kit	Qiagen						217		1 box

Reagent Alcohol	Mallinckrodt	3	3	1			217 Flammable		32L

Ribonuclease A type	Sigma	0	0	0			21 Freezer	x	100mg

Ribonucleic Acid						na	219	x	0.5mL

RIPA Buffer 10x	Upstate					Irritant	217 Ambient	x	250mL

RNaseZap	Sigma	1	0	1			217 Ambient	x	250mL

RPMI Medium 1640	Gibco					Irritant / OX	214 Refrigerator	x	30X0.5L

RPMI Medium 1640	Gibco						217 Refrigerator	x	4X500mL

S.O.C. Medium	Invitrogen					N/A	155 Ambient	x	1L

Saponin	Sigma	1	1	0			217 Ambient	x	100g

Saponin (From Quillaja Bark)	Sigma	1	1	0			217 Ambient	x	25g

Sephadex G-25	Sigma	1	1	0		Irritant	217 Ambient	x	10g

Septihol Sterile	Steris	1	3	0		Flammable	219 Flammable	x	10L

Septihol Sterile (IPA)	Steris	1	3	0		Flammable	155 Flammable	x	5L

Septihol Sterile (IPA)	Steris	1	3	0		Flammable	210 Flammable	x	3.5L

Silica	Sigma	1	0	0			217 Ambient	x	100g

Silica Gel	Paddock Laboratories					irritant / lungs	217 Ambient	x	100g

Silica, Fumed	Sigma	1	0	0			217 Ambient	x	100g

Sodium Acetate Anhydrous	Sigma	1	0	0			217		500g

Sodium Azide	Sigma	3	0	2		Toxic	217 Ambient	x	50g

Sodium Bicarbonate Solution 7.5%	Gibco					NA	214 Ambient	x	200mL

Sodium Carbonate	Fisher	2	0	0			217 Ambient	x	2kg

Sodium Chloride	Mallinckrodt	1	0	0	1	Irritant	217 Ambient	x	25kg

Sodium Chloride	J.T. Baker	1	0	0	1	Irritant	219 Ambient	x	1kg

Sodium Chloride Granular	EM Science	0	0	0		Irritant	219 Ambient	x	1500g

Sodium Chloride. ACS reagent >99%	Sigma	1	0	0			217		1kg

Sodium Citrate	Fisher	1	0	0			217 Ambient	x	500gm

Sodium Dodecyl Sulfate	UltraPure	1	3	1		Flammable	217 Ambient	x	500gm

Sodium Dodecyl Sulfate	Gibco	1	3	1		Flammable	155 Ambient	x	50mL

Sodium Dodecyl Sulfate	Gibco	1	3	1		Flammable	217 Ambient	x	400mL

Sodium Dodecyl Sulfate	Invitrogen	1	3	1		Flammable	219 Ambient	x	1kg

Sodium Hydroxide (Molecular Biology grade)	Fisher	3	0	1		Corrosive	217 Ambient	x	500gm

Sodium Hydroxide (Pellets)	J.T. Baker	3	0	2	4	Corrosive	217 Ambient	x	125gm

Sodium Hydroxide 2N	J.T. Baker	3	0	2	4	Corrosive	219		4L

Sodium Hydroxide certified A.C.S.	Fisher	3	0	0			217		500g

Sodium Hydroxide, 1N Volumetric Solution	J.T. Baker	3	0	2	4	Corrosive	210 Flammable	x	2L

Sodium Hydroxide, 5N Volumetric Solution	VWR	3	0	2	4	Corrosive	219 Flammable	x	1L

Sodium Phosphate	Sigma	1	0	0			217 Ambient	x	1kg

Sodium Phosphate Dibasic, Anhydrous	Fisher	1	0	0			217 Ambient	x	500gm

Sodium Phosphate monobasic, monohydrate	Sigma	1	0	0			217 Ambient	x	1kg

Sodium Phosphate, Dibasic, 7-Hydrate, crystal	J.T. Baker	2	0	1	2	Irritant	210 Ambient	x	1000g

Spor-Klenz	Steris	2	0	0		Irritant	155 Ambient	x	1 gal

Spor-Klenz	Steris	2	0	0		Irritant	210 Ambient	x	4L

Spor-Klenz	Steris	2	0	0		Irritant	214 Ambient	x	6.4L

Stabalized Gram Iodine	BD	2	0	0		Irritant	155 Ambient	x	250 mL

Stainer A Novex	Invitrogen					Corrosive	217		500mL

Stainer B, Colloidal Blue Stain Kit 125mL	Invitrogen					Corrosive	217 Ambient	x	125mL

Sterile 70% Ethanol	TexWipe	0	3	0		Flammable	210 Flammable	x	7 packs

Sucrose	Gibco					NA	217		5kg

Sulfuric Acid	EM Science	3	0	2	W		217 fume hood	x	100mL

Taq DNA Polymerase, Buffer B						na	155 Refrigerator	x	100 mL

TCA	VWR	3	1	1		Harmful	217		500mL

TEMED	Biorad	2	4	1		Flammable	217 Refrigerator		40mL

Tergitol	Sigma	1	1	1			217 Ambient	x	200mL

Thimersol	Sigma	2	0	0		Toxic	217		5g

Thiourea, ACS reagent	Sigma	3	1	1		Carcinogen	217		100g

THP Solution	Novagen					Harmful	217 Freezer		5mL

Thymol	Sigma	1	1	1			217		25g

Triethanolamine	Sigma	2	1	0			217 Ambient	x	100g

Trifluoroacetic acid	Fluka	3	0	1		Toxic	217 Freezer		40mL

Tris Base	J.T. Baker	1	1	1	2	Irritant	155 Ambient	x	5 gal

Tris Base	J.T. Baker	1	1	1	2	Irritant	217 Ambient	x	5kg

Tris EDTA buffer solution, pH 8.00	Fluka					Irritant	155 Ambient	x	500mL

Triton X-100	Sigma	1	0	0			155 Ambient	x	250 mL

Triton X-100	Sigma	1	0	0			217 Ambient	x	250mL

Trizma Hydrochloride	Sigma	0	1	0			217 Ambient	x	500g

Trypan Blue Stain 0.4%	Gibco					NA	214 Ambient	x	200mL

Trypsin- EDTA(1x)	Gibco					NA	214 Freezer	x	1L

Trypsin- EDTA(1x)	Gibco					NA	214 Refrigerator	x	100mL

Trypsin- EDTA(1x)	Gibco					NA	217 Freezer	x	3L

Trypsin- EDTA(1x)	Gibco					NA	217 Refrigerator	x	1L

TSA plates						na	155 Refrigerator		10 Plates

TSA/80 plates						na	155 Refrigerator		10 Plates

Urea	UltraPure	1	0	0		Toxic	217 Ambient	x	2kg

Urea Cryst. Extra pure	EM Science	2	0	0		Toxic	155 Ambient	x	1L

Urea Electrophoresis	Fisher	1	0	0		Toxic	155 Ambient	x	500 mL

Urethane	Sigma	2	0	0		Toxic	217 Flammable	x	500g

Uridine	Sigma	1	1	0			155 Ambient	x	500g

Uridine	Sigma	1	1	0		210 Ambient	x	12g

Uridine	Sigma	1	1	0		217 Ambient	x	75g

Western Gels					Irritant	155 Refrigerator		6 boxes

Western lightning ECL	Perkin Elmer					217 Refrigerator		1 kit

Xylenes	Fisher	2	3	0	Toxic/flammable	217 Flammable	x	4L

Yeast Extract	BD	0	0	0	N/A	217 Ambient	x	500g

Yeast Extract	Difco	0	0	0	N/A	217 Ambient	x	500g

YNB w/amino acids and Ammonium Sulfate	BD	0	0	0	N/A	219		3.4Kg

YPD Broth	TekNova				N/A	155 Refrigerator	x	1L

Yssel’s Medium	Gemini				na	217 Freezer		200mL

Zymolyase	Zymo	1	1	0	Irritant	155 Ambient	x	5mL

EXHIBIT D

SUBTENANT’S HAZARDOUS SUBSTANCE MANAGEMENT PLAN

SIGNATURE AUTHORITY

H&S Document Number: HS-006

	PRINTED NAME/TITLE	SIGNATURE	DATE
APPROVED BY	Alex Franzusoff VP, Research	/s/ Alex Franzusoff	12 Apr 05

Site Plan: On file with the City of Aurora, and on site in FRA offices.

Floor Plans: See SOP SA-002, Emergency Evacuation Plan.

Hazardous Materials Handling, Chemical Compatibility and Separation:

GlobeImmune adheres to quantity limits specified in the FRA’s “Tenant Guidelines for Types and Quantity of Hazardous Materials and Chemicals Allowed for Use and Storage in the Bioscience Park Center”. (see attached). This insures that the building does not exceed exempt limits.

All Biohazardous waste is collected in red “biohazardous waste” containers and disposed of off site by Colorado Medical Waste Inc.

All work with hazardous materials is performed using the appropriate fume hood, biosafety cabinet and/or PPE to insure the safety of workers and insure against the accidental release of such material.

Environmental chambers, Storage Cabinets and Flammable Materials Cabinets are used to properly store hazardous materials.

Monitoring, Inspection and Record Keeping:

Fume Hoods and Biological Safety Cabinets are certified annually. The FRA performs monthly inspections on all Fire Extinguishers, Safety Showers, Eye Wash Stations, and Laboratory Environments. Tenant emergency contact information, Lab specific safety information, and inspection records are kept on file in the FRA’s offices.

Employee Training:

New employees are provided safety training, ongoing training is provided as needed, and the company participates in all training provided by the FRA as part of the safety committee’s regular meetings.

Emergency Response:

See SOP SA-002, Emergency Evacuation Plan

EXHIBIT E

PERSONAL PROPERTY

E-2

EXHIBIT E – 2 SECTION W2 (NORTH)

PERSONAL PROPERTY

EXHIBIT E – 2 SECTION W2 (NORTH)

PERSONAL PROPERTY

Cubicles 8' X 10' total of 58 - Herman Miller Panel System

Cubicle #			1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25	26	27	28	29
Furniture	Abbrev.																														
Flippers	FL		2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	1	2	2	2	2
Black Rolling Chair	BC		3	0	1	0	2	1	1	1	1	1	0	0	0	0	0	0	0	0	0	1	0	0	1	0	1	1	1	0	1
Turquois Side Chair	TC		2	1	1	1	1	1	1	1	1	1	1	0	1	0	1	0	0	1	0	0	0	1	1	1	1	1	1	1	1
2 Dr. Lat File	2F		1	1	1	1	1	1	1	1	1	1	0	1	1	0	1	1	2	1	1	1	1	1	1	1	1	1	1	0	1
Box, Box, File Ped.	BBF		1	1	1	1	1	1	1	1	1	1	2	1	2	2	2	2	2	1	1	1	1	1	1	1	1	1	1	1	1
Corner Surface	CS		1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
2 1/2' X 4' Flat Surf	FS		2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2
White Board	WB		1	1	1	1	1	1	1	1	1	1	1	1	1	0	1	1	0	0	0	0	0	1	1	1	1	1	1	0	1
Cork Board	CB		1	1	1	1	1	1	1	1	1	1	1	1	1	0	0	1	0	1	1	1	1	1	1	1	0	1	1	0	1
Gray Side Chair	GSC																														
Secretary Shelf	SS																														
Book Shelf	BS																														
Silver Side Chair	SSC																														
Blue Rolling Chair	BRC																														
Gray Rolling Chair	GRC																														
Short Flat Surface	SFS																														
Magenta Rolling Chair	MRC																														
Blue Easy Chair	BEC																														
Short Flipper	SFL																														
Pink Side Chair	PSC																														
Purple Rolling Chair	PRC																														
4 Dr. Lat File	4F																														
Blue Side Chair	BSC																														
Red Rolling Chair	RRC																														
Black Side Chair	BlkSC																														
Maroon Rolling Chair	MSC																														

Cubicle #			30	31	32	33	34	35	36	37	38	39	40	41	42	43	44	45	46	47	48	49	50	51	52	53	54	55	56	57	58
Furniture	Abbrev.																														
Flippers	FL		2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	1	2	2	2	10	1	1	1
Black Rolling Chair	BC		1	1	1	2	1	1	1	1	1			1	1		1									1	1	1			
Turquois Side Chair	TC		1	1	1	1	1	1	0	0	0	1	1	0	1	1	1	0	1	0	0	0	1	0	1	0	1	1	2	0	0
2 Dr. Lat File	2F		1	0	1	1	1	1	0	1	1	1	1	1	1	1	1	0	0	0	0	0	1	2	0	0	0	1	1	1	0
Box, Box, File Ped.	BBF		1	0	1	1	1	1	2	1	1	1	1	1	1	1	1	0	1	1	0	2	2	1	1	2	1	7	1	0	0
Corner Surface	CS		1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	5	1	1	1
2 1/2' X 4' Flat Surf	FS		2	2	2	2	2	2	2	1	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	12	2	2	2
White Board	WB		1	1	1	1	1	1	0	1	1	1	1	0	0	1	1	1	0	0	0	1	0	0	1	0	0	2	0	0	0
Cork Board	CB		1	1	0	1	1	1	1	0	1	1	1	1	0	1	1	0	1	1	0	1	0	0	1	0	0	1	0	1	1
Gray Side Chair	GSC																														
Secretary Shelf	SS																												1		
Book Shelf	BS																														
Silver Side Chair	SSC																														
Blue Rolling Chair	BRC																														
Gray Rolling Chair	GRC																														
Short Flat Surface	SFS									1														1			1	2			
Magenta Rolling Chair	MRC																														
Blue Easy Chair	BEC																														
Short Flipper	SFL																														
Pink Side Chair	PSC																														
Purple Rolling Chair	PRC																														
4 Dr. Lat File	4F																														
Blue Side Chair	BSC																														
Red Rolling Chair	RRC																														
Black Side Chair	BlkSC																														
Maroon Rolling Chair	MSC

EXHIBIT E – 3 SECTION W2 (WEST)

PERSONAL PROPERTY

EXHIBIT F

RULES AND REGULATIONS

1.	The sidewalks, halls, passages, exits, entrances, elevators, and stairways of the Building shall not be obstructed by any of the subtenants or used by them for any purpose other than for ingress to and egress from their respective Premises. The halls, passages, exits, entrances, elevators, and stairways are not for the general public, and Landlord shall in all cases retain the right to control and prevent access thereto of all persons whose presence in the judgment of Landlord would be prejudicial to the safety, character, reputation and interests of the Building and its subtenants. No Tenant and no employee or invitee of any Tenant shall go upon the roof of the Building.

2.	All visitors and employees that do not have appropriate identification or access badges shall check-in and register at the main reception area of the Building.

3.	Tenants shall not bring any bicycles, motorcycles, or similar vehicles into the building, and will park such vehicles only in areas specified by Landlord.

4.	No birds, fish or other animals (other than seeing eye dogs) shall be brought into or kept in, on or about the Building.

5.	Tenants shall cooperate with Landlord to assure, and to abide by all reasonable regulations and requirements that Landlord may require for the proper functioning and protection of the HVAC, electrical, security, plumbing, fire and other systems serving the Premises. Tenants shall comply with all laws, statutes, ordinances and governmental rules and regulations now in force or which may later be enacted or promulgated in connection with building services furnished to the Premises, including, without limitation, any governmental rule or regulation relating to the heating and cooling of the Project.

6.	No sign, placard, picture, name, advertisement or notice visible from the exterior of any Tenant’s Premises shall be inscribed, painted, affixed or otherwise displayed by any Tenant on any part of the Building without the prior written consent of Landlord. Landlord will adopt and furnish to subtenants general guidelines relating to signs inside the Building on the office floors. Each Tenant shall conform to such guidelines, but may request approval of Landlord for modifications, which approval shall be at Landlord’s sole discretion. All approved signs or lettering on doors shall be printed, painted, affixed or inscribed at the expense of the Tenant by a person approved by Landlord, which approval will not be unreasonably withheld. Material visible from outside the Building will not be permitted (except for signage permitted by the Lease).

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No Tenant shall employ any person or persons other than Landlord’s janitorial service for the purpose of cleaning the Premises, unless otherwise approved by Landlord. No person or persons other than those approved by Landlord shall be permitted to enter the Building for the purpose of cleaning the same. No Tenant shall cause any unnecessary labor by reason of such Tenant’s carelessness or indifference in the preservation of good order and cleanliness. Janitor service will not be furnished on nights when rooms are occupied after 8:00 P.M. unless, by prior arrangement with Landlord, service is extended to a later hour for specifically designated rooms with any additional cost to be paid by the requesting Tenant. Tenants shall provide adequate waste and rubbish receptacles, cabinets, book cases, map cases and the like necessary to prevent unreasonable hardship to Landlord in discharging its obligation regarding cleaning service.

8.	Landlord will furnish Tenant with electronic access key cards, at Tenant’s expense, as well as keys to all standard tumbler locks (in the amount of two per key lock) in the Premises. Tenant shall pay to Landlord a nominal deposit for all additional keys or key cards that are provided by Landlord at the request of Tenant. Each Tenant, upon the termination of its tenancy, shall return to Landlord all keys and key cards which have been furnished to or made by the Tenant. Tenant shall be liable for the reasonable cost of replacement for all keys or key cards not so returned. No Tenant shall change any lock without the express written consent of the Landlord, and shall in such case furnish Landlord with a key for any such lock.

9.	Landlord shall have the right to prescribe the weight, size and position of all equipment, materials, furniture or other property brought into the Building. Heavy objects shall, if considered necessary by Landlord, shall be supported as is necessary properly to distribute the weight. Landlord will not be responsible for loss of or damage to any such property from any cause, and all damage done to the Building by moving or maintaining such property shall be repaired at the expense of the Tenant.

10.	Except as otherwise specifically permitted in the Sublease, no Tenant shall use or keep in the Premises or the Building any kerosene, gasoline or inflammable or combustible fluid or material, or, without Landlord’s prior approval, use any method of heating or air conditioning other than that supplied by Landlord. No Tenant shall use or keep or permit to be used or kept any foul or noxious gas or substance in the Premises, or permit or suffer the Premises to be occupied or used in a manner offensive or objectionable to Landlord or other occupants of the Building by reason of noise, odors or vibrations, or interfere in any way with other subtenants or those having business therein.

11.	Landlord shall have the right, exercisable without liability to any Tenant to change the name and street address of the Building.

12.	Landlord reserves the right to exclude from the Building between the hours of 6:00 P.M. and 8:00 A.M. and at all hours on Saturdays, Sundays and legal holidays all persons who do not present a proper access card or other identification as an employee of Tenant or who do not otherwise present proper authorization by Tenant for access to the Premises. Tenant shall be responsible for all persons for whom it authorizes access and shall be liable to Landlord for all acts of such persons. Landlord shall in no case be liable for damages for any error with regard to the admission to or exclusion from the Building of any person. In the case of invasion, mob, riot, public excitement or other circumstances rendering such action advisable in Landlord’s opinion, Landlord reserves the right to prevent access to the Building during the continuance of the same by such action as Landlord may deem appropriate.

13.	No curtains, draperies, blinds, shutters, shades, screens or other coverings, hangings or decorations shall be attached to, hung or placed in, or used in connection with any exterior window in the Building without the prior consent of Landlord. If consented to by Landlord, such items shall be installed on the office side of the standard window covering and shall in no way be visible from the exterior of the Building.

14.	Messenger services and suppliers of bottled water, food, beverages, and other products or services shall be subject to such reasonable regulations as may be adopted by Landlord. Landlord may establish a central receiving station in the Building for delivery and pick-up by all messenger services.

15.	Each Tenant shall see that the doors of its Premises are closed and locked and that all water faucets or apparatus, microwave ovens, and office equipment (excluding office equipment required to be operative at all times) are shut off before the Tenant or its employees leave the Premises at night, so as to prevent waste or damage, and for any default or carelessness in this regard the Tenant shall be responsible for any damage sustained by other subtenants or occupants of the Building or Landlord. All tenants shall keep the doors to the Building corridors closed at all times except for ingress and egress.

16.	The toilets, urinals, wash bowls and other restroom facilities shall not be used for any purpose other than that for which they were constructed, no foreign substance of any kind whatsoever shall be thrown therein and the expense of any breakage, stoppage or damage resulting from the violation of this rule shall be borne by the Tenant who, or whose employees or invitees, shall have caused it.

17.	Parking

17.1	Tenants shall not park in spaces allocated to other tenants.

17.2	No vehicles shall be permitted to be parked for more than 24 hours at a time.

17.3	Parking areas shall be used only for parking by vehicles no longer than full size, passenger automobiles.

17.4	Users of the parking area will obey all posted signs.

17.5	The maintenance, washing, waxing or cleaning of vehicles in the parking area is prohibited.

17.6	Tenants shall be responsible for seeing that all of its employees, agents and invitees comply with the applicable parking rules, regulations, laws and agreements.

18.	No Tenant shall install any antenna, loudspeaker, or any other device on the roof or exterior walls of the Building without the express written consent by Landlord, which consent may be withheld in Landlord’s sole discretion.

19.	There shall not be used in any portion of the Building, by any Tenant or its invitees, any hand trucks or other material handling equipment except those equipped with rubber tires and side guards unless otherwise approved by Landlord.

20.	No material shall be placed in the refuse boxes or receptacles if such material is of such nature that it may not be disposed of in the ordinary and customary manner of removing and disposing of refuse in the City of Louisville without being in violation of any law or ordinance governing such disposal. All refuse disposal shall be made only through entryways and elevators provided for such purposes and at such times as Landlord shall designate.

21.	Smoking in all portions of the Building is prohibited, and each Tenant shall cooperate to prevent the same.

22.	Loading docks shall be used only for the temporary loading and unloading of materials. Each Tenant shall endeavor to promptly remove all delivered materials and to keep the loading docks empty. The overnight storage of materials at the loading docks is strictly prohibited.

23.	Landlord may waive any one or more of these Rules and Regulations for the benefit of any particular Tenant or subtenants, but no such waiver by Landlord shall be construed as a waiver of such Rules and Regulations in favor of any other Tenant or tenants, nor prevent Landlord from thereafter enforcing any such Rules and Regulations against any or all of the tenants of the Building.

24.	These Rules and Regulations are in addition to, and shall not be construed to in any way modify or amend, in whole or in part, the terms, covenants, agreements and conditions of any lease of premises in the Building.

25.	Landlord reserves the right to make such other and reasonable rules and regulations as in its judgment may from time to time be needed for the safety, care and cleanliness of the Building, and for the preservation of good order therein.

EXHIBIT G

DEPICTION OF FIRST OFFER SPACE

OFFICE SPACE E1 10,476 RSF

EXHIBIT H

MEMORANDUM OF LEASE

RECORDING REQUESTED BY AND WHEN RECORDED MAIL TO: Cooley Godward LLP One Maritime Plaza San Francisco, CA 94111-3580 Attn: Helen Sedwick, Esq.

SPACE ABOVE THIS LINE RESERVED FOR RECORDER’S USE

MEMORANDUM OF LEASE

THIS MEMORANDUM OF LEASE (this “Memorandum”) is made as of                         , 2005 by and between TRIUMPH 1450 LLC, a Colorado limited liability company (“Landlord”), and GLOBEIMMUNE, INC., a Delaware corporation (“Tenant”).

RECITALS

A. Landlord is the fee owner of certain real property in Boulder County, Colorado, commonly called 1450 Infinite Drive, Louisville, Colorado 80027 and more particularly described on Exhibit A hereto, together with the building (the “Building”) and other improvements thereon and the appurtenant parking and landscaped areas.

B. Landlord has leased to Tenant certain premises in the Building (the “Premises”), pursuant to that certain Lease of even date herewith (the “Lease”).

C. The parties hereto desire to execute this Memorandum to provide notice to all third parties of Tenant’s rights under the Lease.

In consideration of the mutual promises and covenants contained in the Lease and for other good and valuable consideration, the receipt and sufficiency are hereby acknowledged, the parties agree as follows:

1. Landlord hereby leases to Tenant, and Tenant hereby leases from Landlord, the Premises, pursuant to the terms and conditions contained in the Lease, for an initial term commencing on                         , 2005 and expiring on October 31, 2010. Provisions for rent and the other terms, covenants and conditions of said letting including, without limitation, the options on the part of Tenant are set forth at length in the Lease and all of said provisions, terms, covenants and conditions are, by reference thereto, hereby incorporated in and made a part of this Memorandum.

2. This Memorandum and the Lease are governed by the laws of the State of Colorado. This Memorandum shall not be construed as modifying the terms or conditions of the Lease. In the event of a conflict between this Memorandum and the Lease, the Lease shall control. This Memorandum may be signed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same Memorandum. This Memorandum shall also bind and benefit, as the case may require, the heirs, legal representatives, assigns and successors of the respective parties, and all covenants, conditions and agreements herein contained shall be construed as covenants running with the land.

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Memorandum as of the day and year first above written.

LANDLORD:

TRIUMPH 1450 LLC, a Colorado limited liability company

By:
Name:
Its:

TENANT:

GLOBEIMMUNE, INC., a Delaware corporation

By:
Name:	Timothy C. Rodell
Its:	CEO

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EXHIBIT A

LEGAL DESCRIPTION OF PROPERTY

LOT 1, CENTENNIAL VALLEY BUSINESS PARK FILING NO. 4, COUNTY OF BOULDER, STATE OF COLORADO

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EXHIBIT 10.7.1

LEASE AMENDMENT

THIS LEASE AMENDMENT (“Amendment”), dated as of August 25, 2006, amends that certain lease agreement (“Lease”) dated October 25, 2005 between TRIUMPH 1450, LLC AND MRA DESERT VILLAS, LLC as tenants-in-common (successor-in-interest to Triumph 1450, LLC) (“Landlord”) and GLOBEIMMUNE, INC. (“Tenant”) covering premises located at 1450 Infinite Drive, Louisville, Colorado.

Recitals:

A. Subsequent to the commencement of the Lease, the premises occupied by Tenant expanded and Tenant’s use of the premises changed.

B. Landlord and Tenant now desire to amend the Lease and specify certain changes to the terms and conditions of the Lease.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants contained herein, the parties agree as follows:

1. All capitalized terms not specifically defined herein shall have the meanings set forth in the Lease.

2. Paragraph 1.1 of the Lease is replaced in its entirety as follows:

1.1 Premises: Approximately 19,191 rentable square feet (“RSF”) of office space (“Office Space”) in the Building, approximately 13,834 RSF of laboratory space (“Lab Space”) in the Building, and approximately 8,008 RSF of clean room space (“Clean Room”) in the Building, as depicted on Exhibit A hereto, for a total RSF of 41,033 (collectively, the “Premises”).

3. Paragraph 1.5 of the Lease is replaced in its entirety as follows:

1.5 Base Rent: Tenant shall pay to Landlord an initial annual base rent (“Base Rent”) of Three Hundred Seventy-One Thousand Nine Hundred Forty-Eight Dollars ($371,948.00) per year, payable in equal monthly installments of Thirty Thousand Nine Hundred Ninety-Five and 67/100 Dollars ($30,995.67), payable on the first (1st) day of each month during the Term; provided, however, Tenant shall pay to Landlord, on the first (1st) day of the month succeeding the Rent Commencement Date, the prorated portion (if any) of Base Rent from the Rent Commencement Date to the end of the calendar month thereof. The initial annual Base Rent has been calculated at an annual rate of $8.00 per RSF for Office Space and $10.00 per RSF for Lab Space and Clean Room. Notwithstanding the foregoing, provided that no Breach has occurred and is continuing, one-half (1/2) of the monthly Base Rent shall be abated for each month during the twelve (12) month period beginning on the Rent Commencement Date. During such abatement period, Tenant shall pay to Landlord a monthly Base Rent of Fifteen Thousand Four Hundred Ninety-Seven and 84/100 Dollars ($15,497.84), payable on the first (1st) day of each month therein. Beginning on the first (1st) anniversary of the Rent Commencement Date, and on each annual anniversary thereafter, Base Rent shall be increased by three percent (3%) over the Base Rent for the prior twelve (12) month period.

4. Paragraph 1.8 of the Lease is replaced in its entirety as follows:

1.8 Agreed Use: The Premises shall be used for the following uses and no others: (a) in the Lab Space and Clean Room, as biology and/or chemistry laboratory, and (b) in the Office Space, as business offices.

5. Subparagraph 4.3(f) of the Lease is replaced in its entirety as follows:

(f) Tenant’s Proportionate Share. As used in this Lease, “Tenant’s Proportionate Share” shall mean the ratio of dividing (i) RSF for the applicable Sector in the Premises by (ii) the total RSF for all Sector space in the Building, as the same may be modified by Landlord from time to time. The initial Tenant’s Proportionate Share for each Sector of the Premises is as follows: (1) for lab space-30.04%, which has been computed by dividing 13,834 RSF (lab space in the Premises) by 45,498 RSF (total lab space in the Building); (2) for office space-26.64%, which has been computed by dividing 19,191 RSF (office space in the Premises) by 72,040 RSF (total office space in the Building); and (3) for clean room space-25.22%, which has been computed by dividing 8,008 RSF (clean room space in the Premises) by 31,748 RSF (total clean room space in the Building).

6. Providing Landlord enters into a lease agreement with Replidyne, Inc. on or before September 30, 2006 for the First Offer Space described in Section 52 of the Lease, Section 52 of the Lease is void and of no further force and effect.

7. Except as set forth herein, the Lease shall remain in full force and effect.

(Signatures on Next Page)

IN WITNESS WHEREOF, the parties execute this Amendment effective the date and year first above written.

GLOBEIMMUNE INC., Tenant

Date: 8/25/06	By: /s/ Jeff Rona
Name: Jeff Rona
Title: CBO

TRIUMPH 1450, LLC and MRA DESERT VILLAS, LLC as Tenants-in-Common, Landlord

By: Triumph Real Estate Corporation, Agent

Date: 8/25/06	By: /s/ Ronald Boraks
Ronald Boraks, Vice President

EXHIBIT A

EXHIBIT 10.7.2

SECOND AMENDMENT TO

LEASE AGREEMENT

THIS SECOND AMENDMENT TO LEASE AGREEMENT (this “Amendment”) is made and entered into as of this 3rd day of June, 2010 (the “Effective Date”), by and between SF INFINITE DRIVE LLC, a Delaware limited liability company (“Landlord”), and GLOBEIMMUNE, INC., a Delaware corporation (“Tenant”).

WITNESSETH

WHEREAS, Tenant and Triumph 1450, LLC, a Colorado limited liability company (“Original Landlord”) entered into that certain lease dated October 25, 2005 (the “Original Lease”), as amended by that certain Lease Amendment dated August 25, 2006, (collectively, the “Lease”), whereby Tenant leases certain premises consisting of approximately 41,033 rentable square feet space (the “Premises”), in the building known as 1450 Infinite Drive, Louisville, Colorado 80027, as more particularly set forth in the Lease;

WHEREAS, Landlord is the successor to the Original Landlord’s interest in the Lease; and

WHEREAS, Landlord and Tenant desire to extend the lease term for the Premises and to otherwise amend and modify the Lease in certain respects, all as more particularly set forth in this Amendment.

NOW THEREFORE, in consideration of the mutual covenants contained herein, Tenant and Landlord agree as follows:

1. Defined Terms. As used herein, the term “Lease” shall mean the Original Lease, as amended. All other initially capitalized terms not otherwise defined in this Amendment shall have the same meaning herein as ascribed to such terms in the Original Lease, as amended.

2. Extension of Lease Term. The Term of the Lease shall be extended for a period of three (3) years, commencing on November 1, 2010 (the “Renewal Commencement Date”) and expiring on October 31, 2013 (the “Expiration Date”) (collectively, the “Renewal Term”). Until the Renewal Commencement Date, Tenant shall continue to pay Base Rent as set forth in the Lease. The term “Expiration Date” as set forth in Section 1.2 of the Lease and used throughout the Lease is hereby modified to mean the Expiration Date as defined herein.

3. Definition of Base Rent. Effective as of the Renewal Commencement Date, the definition of Base Rent described in Section 1.5 of the Lease, is hereby modified by the following Base Rent schedule which is to take effect upon the Renewal Commencement Date:

Time Period	Annual Base Rent	Monthly Installment
11/1/10-10/31/11	$529,325.70	$44,110.48
11/1/11-10/31/12	$545,205.47	$45,433.79
11/1/12-10/31/13	$561,561.64	$46,796.80

4. Tenant Improvements. Tenant may perform, at its sole cost (except as set forth herein) certain leasehold improvements in the Premises (“Tenant Improvements”). Tenant shall cause the Tenant Improvements to be designed, engineered and constructed in a good and workmanlike manner, free of any defects, liens or other encumbrances, and substantially in accordance with working drawings approved in writing by Landlord and Landlord’s architect, which approval shall not be unreasonably withheld, conditioned or delayed (“Approved Drawings”), the terms and conditions of the Lease, and all applicable laws. The Approved Drawings shall include full ME&P, telecommunication data, and finishes sufficient to allow pricing

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for such items. Landlord shall have no obligation for construction work or improvements on the Premises, and Landlord’s contribution to the construction and improvements consists only of (i) delivery of possession of the Premises to Tenant in their “AS-IS” condition and with all existing faults, if any and (ii) the Allowance, as defined in Section 8 below. Tenant acknowledges that Landlord has made no representation or warranty as to the suitability of the Premises for the conduct of Tenant’s business, and Tenant waives any implied warranty that the Premises are suitable for Tenant’s intended purposes. In no event shall Landlord be liable for any defects in the Premises or for any limitation on its use (it being understood and agreed that Landlord shall continue to perform all of its obligations with regard to the Building and the Premises pursuant to the Lease).

5. Tenant Improvement Allowance.

a. Allowance. Landlord shall provide to Tenant a tenant improvement allowance in the amount of Three Hundred Sixty-Nine Thousand Two Hundred Ninety Seven and No/100 Dollars ($369,297.00) (calculated at the rate of $9.00 per rentable square foot of the Premises) (the “Allowance”) to be applied to the cost of the Tenant Improvements within the Premises; provided however, that up to $123,100 of the Allowance may be applied by Tenant toward its relocation, telephone and data cabling and architectural and engineering plans, otherwise, the Allowance may be used only for construction of standard and customary improvements and related fees (including, without limitation, permit fees). The Allowance is all-inclusive, and there will be no additional amounts paid or payable by Landlord with respect to the Tenant Improvements. In no event shall the Allowance be used for the purchase of furniture, non-fixture equipment, or other personal property of Tenant. All overages above the Allowance contribution shall be the responsibility of Tenant. No credit will be provided for unused portions of the Allowance, and no unused Allowance may be applied to rent or other amounts due under the Lease.

b. Improvements. Tenant shall engage CRB Engineers to provide services for the design of the Tenant Improvements and shall engage its preferred contractor for the construction of the Tenant Improvements, all of which shall be (a) subject to Landlord’s prior written approval, which approval shall not be unreasonably withheld or delayed (it being acknowledged by Landlord that Landlord has, prior to the execution of this Amendment, approved such Tenant Improvements), (b) licensed in the State of Colorado, and (c) insured in amounts reasonably acceptable to Landlord (it being acknowledged that Landlord has, prior to the execution of this Amendment, accepted the level of insurance maintained by CRB Engineers). Tenant shall provide Landlord with documentation reasonably satisfactory to Landlord that Tenant’s contractor is properly licensed and insured (and Landlord acknowledges that it has received such satisfactory evidence that CRB Engineers is properly licensed and insured). Tenant shall be responsible for coordinating and managing the design and build out of the Tenant Improvements and shall also be responsible for submitting plans to the appropriate authorities for permitting. Upon receipt of a reasonably detailed accounting therefor, Tenant shall pay Landlord all reasonable third party costs incurred by Landlord from its outside engineering consultant in connection with the review and approval of the space plans, Tenant Improvement design and construction, which may be paid out of the Allowance.

c. Payment of Allowance. The Allowance shall be paid to Tenant within thirty (30) days following receipt by Landlord of: (1) receipted bills covering all labor and materials expended and used in the construction of the Tenant Improvements; (2) a sworn contractor’s affidavit from the general contractor and a request to disburse from Tenant containing an approval by Tenant of the work performed; (3) full and final waivers of lien from the general contractor (and, to the extent reasonably obtainable, from the subcontractors); (4) as-built plans of the improvements (which may be a marked-up version of the initial plans to show any changes thereto); (5) the certification of Tenant and its architect that the improvements have been completed in a good and workman-like manner in accordance with approved plans and all applicable laws, codes and ordinances and (6) evidence that a certificate of occupancy for the Premises, if applicable, has been issued by the applicable governmental authority. The Allowance shall be disbursed in the amount reflected on the receipted bills meeting the requirements above, not to exceed the amounts reflected in Paragraph 5(a) hereof. Landlord shall not be obligated to disburse any portion of the Allowance during the continuance of an uncured default under the Lease or this Amendment, and Landlord’s obligation to disburse shall only resume when and if such default is cured.

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6. Right of First Offer. Section 52 of the Lease is hereby deleted and replaced with the following new Section 52, Right of First Offer:

52. Right of First Offer.

52.1 Right of First Offer. Tenant shall have a continuing right of first offer on First Offer Space (as defined below) during the period beginning on the Commencement Date and expiring October 31, 2012 (the “Right of First Offer”). As used herein, “First Offer Space” shall mean any space in the Building during the Right of First Offer period. Notwithstanding the foregoing, the right to occupancy with respect to any such exercised Right of First Offer shall commence only following the expiration or earlier termination of any then existing lease pertaining to each such particular First Offer Space (each an “Existing Lease”), including any renewal of such Existing Lease, whether or not such renewal is pursuant to an express written provision in such lease and, regardless of whether any such renewal is consummated pursuant to a lease amendment or a new lease. Landlord shall provide written notice to Tenant (the “First Offer Notice”) from time to time when Landlord determines that Landlord shall commence the marketing of any First Offer Space because such space shall become available for lease to third parties. The First Offer Notice shall include the Base Rent upon which Landlord agrees to offer the First Offer Space to Tenant, which Base Rent shall be the then current market rate terms being offered by Landlord. Tenant shall have fifteen (15) business days following the date of Landlord’s delivery of the First Offer Notice to Tenant to exercise its Right of First Offer by providing Landlord with an irrevocable written notice (“Election Notice”) that Tenant elects to lease all of the First Offer Space described in the First Offer Notice on the same terms as set forth herein except for Base Rent for the First Offer Space which shall be as set forth in the First Offer Notice. Tenant shall not be permitted to lease less than all of the First Offer Space described in the First Offer Notice. In the event that Landlord does not receive Tenant’s Election Notice within the applicable time period set forth above, then Tenant shall be deemed to have declined to exercise its Right of First Offer with respect to the applicable First Offer Space and Landlord shall be flee to lease the space described in the Offer to any third party on such terms and conditions as Landlord may elect. In the event that Tenant does not give an Election Notice with respect to a particular First Offer Space by the expiration of the required time period therefor, and Landlord does not lease such First Offer Space within six (6) months thereafter, then Tenant may notify Landlord of its interest in additional space and Landlord shall provide another First Offer Notice to Tenant with respect to the applicable First Offer Space.

52.2 Terms and Conditions. In the event Tenant duly and timely delivers its Election Notice to Landlord, such exercise shall thereby create and constitute a binding lease of the First Offer Space by and to Tenant, subject to Landlord’s termination right pursuant to Paragraph 52.3 below, upon and subject to the terms and conditions contained in this Lease except as follows: (i) Tenant shall accept the First Offer Space in its “As-built” and “AS IS” condition without any obligation of Landlord to repaint, remodel, improve or alter the First Offer Space for Tenant’s occupancy or to provide Tenant any allowances therefor; (ii) the terms of Tenant’s lease of the First Offer Space, and obligation to pay Rent therefor, shall commence on such delivery date and continue for the remaining Term; (iii) with respect to the First Offer Space only, the Lease will be modified to reflect the Base Rent offered in the First Offer Notice, (iv) upon such delivery, the First Offer Space shall be part of the Premises under this Lease, such that the term “Premises” in this Lease thereafter shall refer to the space then leased immediately prior to such delivery, plus the First Offer Space (subject to the necessary economic term modifications applicable to the First Offer Space); and (v) as otherwise expressly provided in this Section 52. The Term for the First Offer Space shall expire conterminously with Tenant’s lease of the initial Premises.

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52.3 Termination of Right of First Offer. Upon the occurrence of any of the following events, Landlord shall have the option, exercisable at any time prior to the commencement of the term as to the First Offer Space, to terminate all of the provisions of this Section 52 with respect to the then-applicable First Offer Space, whereupon all rights of Tenant pursuant to the Right of First Offer for the then-applicable First Offer Space shall terminate and shall be of no further force and effect:

(a) Tenant’s failure to timely exercise the Right of First Offer in strict accordance with this Section 52 for the applicable First Offer Space.

(b) The existence at either (i) the time of exercise of the Right of First Offer for the applicable First Offer Space, or (ii) immediately prior to the commencement of the term of the applicable First Offer Space, of a Breach on the part of Tenant under this Lease.

(c) Tenant is not, immediately prior to exercise of the Right of First Offer, in occupancy of at least seventy percent (70%) of the Premises then leased to Tenant.

(d) This Right of First Offer is personal to Tenant and shall not be transferable or assignable, by operation of law or otherwise, voluntarily or involuntarily, to any assignee of this Lease, or sublessee of all or any part of the Premises, or any other person or entity other than a Permitted Transferee. Time shall be of the essence with respect to all of the provisions of this Section 52.

7. Option to Extend. Section 53 of the Lease, Option to Extend, shall apply during the Renewal Term provided that the Option Term shall be amended to five (5) years.

8. Brokers. Tenant is being represented by CB Richard Ellis (“Tenant Broker”) for this transaction. Landlord is being represented by Jones Lang LaSalle Americas, Inc in this transaction as its broker (“Landlord Broker”). Landlord shall be responsible for payment of brokerage fees to the Landlord Broker and Tenant Broker in accordance with the terms of their separate agreements with Landlord. Other than Tenant Broker and Landlord Broker, Tenant covenants, warrants and represents it has had no conversations or negotiations with any broker concerning the leasing of the Premises. Other than any commissions or costs associated with Landlord Broker and Tenant Broker, Tenant hereby indemnifies Landlord against and from any and all claims for any brokerage commissions and all costs, expenses and liabilities in connection therewith, including, without limitation, reasonable attorneys’ fees and expenses, for any claims made through the Tenant by brokers (other than the Landlord Broker and Tenant Broker) claiming to have procured this Amendment for Tenant. Other than Tenant Broker and Landlord Broker, Landlord covenants, warrants and represents it has had no conversations or negotiations with any broker concerning the leasing of the Premises to Tenant. Landlord hereby indemnifies Tenant against and from any and all claims for any brokerage commissions and all costs, expenses and liabilities in connection therewith, including, without limitation, reasonable attorneys’ fees and expenses, for any claims made through the Landlord by brokers (including, without limitation, the Landlord Broker and Tenant Broker) claiming to have procured this Amendment for Landlord.

9. Equipment List. Notwithstanding anything else to the contrary in the Lease, upon termination, Tenant shall be permitted (and at the request of Landlord, required) to remove the equipment listed on Exhibit 1 attached hereto subject to the Tenant’s surrender and restoration requirements set forth in the Lease. The removal rights and requirements with respect to all other property within the Premises shall be governed by the Lease.

10. Ratification of Lease. Except as expressly amended by this Amendment, the Lease is hereby ratified in its entirety and shall remain in full force and effect. In the event of a conflict between the terms and conditions of the Original Lease and the terms and conditions of this Amendment, this Amendment shall prevail and be controlling.

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11. Tenant Representation. Tenant hereby represents that it has not assigned, transferred or sublet any interest in the Lease and that it has full power and authority to enter into this Second Amendment to the Lease.

12. Counterparts. This Amendment may be executed in counterparts, and, when all counterpart documents are executed, the counterparts shall constitute a single binding instrument.

13. Memorandum of Lease. The Parties shall execute and record a memorandum of the Lease (as amended hereby) in the form attached as Exhibit H to the Lease (except that the term shall reflect the extension of the expiration date of the Lease set forth herein).

14. Security Deposit/Letter of Credit. As of the date hereof, Section 1.7 and Paragraph 5 of the Lease are hereby amended such that the maximum amount of the Security Deposit or the Letter of Credit, as the case may be, shall be $100,000, and Section 5.3 is hereby deleted in its entirety.

15. Financial Information. As of the date hereof, Paragraph 48 of the Lease is hereby amended by deleting the words “ninety (90) days” and replacing them with the words “one hundred eighty (180) days”.

16. Notices. As of the date hereof, Section 23.1 of the Lease is hereby amended by (a) deleting the name “Grant Wiemers” and replacing it with the words “Senior Director, Finance and Controller”, and (b) deleting the address and contact information for Cooley Godward LLP and replacing it with the following: “Cooley LLP, 380 lnterlocken Crescent, Suite 900, Broomfield, Colorado 80021, Attention: Brent Fassett, Esq. and Cooley LLP, 1114 Avenue of the Americas, New York, New York 10036, Attention: Daniel A. Goldberger, Esq.”

IN WITNESS WHEREOF, the parties hereto have executed this Second Amendment to Lease Agreement effective as of the date first set forth above.

TENANT:

GLOBEIMMUNE, INC.,
a Delaware corporation

By: /s/ Jeff Rona
Name: Jeff Rona
Title: CBO
Date: 6/3/2010

LANDLORD:

SF INFINITE DRIVE LLC, a Delaware limited liability company

By: /s/ Jay D. Matter
Name: Jay D. Matter
Title: Director Grosvenor Investment Management US Inc.
Date: Authorized Representative for SF Infinite Drive LLC

5

Exhibit 10.8

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Execution Version

COLLABORATION AND OPTION AGREEMENT

BY AND BETWEEN

GLOBEIMMUNE, INC.

AND

CELGENE CORPORATION

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

EXHIBITS

Exhibit 1.34 – Drug Candidates

Exhibit 1.57 – GlobeImmune Licensed Patent(s)

Exhibit 1.68 – Initial Development Plan

Exhibit 1.91 – Platform Patents

Exhibit 4.8 – Terms of Supply Agreement

Exhibit 9.8 – Press Release

Schedule A –Third Party Agreement(s)

Schedule B – Third Party License Agreement(s)

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

COLLABORATION AND OPTION AGREEMENT

THIS COLLABORATION AND OPTION AGREEMENT (together with any exhibits attached hereto, this “Agreement”) is made and entered into as of May 14, 2009 (the “Effective Date”), by and between GlobeImmune, Inc., a Delaware corporation located at 1450 Infinite Drive, Louisville, Colorado 80027, United States of America (“GlobeImmune”), and Celgene Corporation, a Delaware corporation located at 86 Morris Avenue, Summit, New Jersey 07901, United States of America (“Celgene”). GlobeImmune and Celgene are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, GlobeImmune has expertise in drug discovery, development, and manufacturing of targeted molecular immunogens, known as Tarmogen® products, for oncology applications, including the treatment of pancreas, lung, and colorectal cancers;

WHEREAS, Celgene has expertise in research, development, and commercialization of pharmaceutical products;

WHEREAS, GlobeImmune has rights under certain patent rights and know-how rights relating to Tarmogens for the treatment of cancer;

WHEREAS, Celgene desires to engage in a collaborative effort with GlobeImmune pursuant to which GlobeImmune shall carry out research and development for certain Drug Candidates and for Future Program Compounds (each, as defined below) to develop such Drug Candidates in accordance with the Initial Development Program (as defined below) and to discover and develop such Future Program Compounds, and for which Celgene shall have the exclusive option, on a compound-by-compound basis, to develop and commercialize such compounds on an exclusive basis for any and all uses in the Field in the Territory (each, as defined below), all on the terms and conditions set forth herein;

WHEREAS, upon exercise by Celgene of an option with respect to a particular Drug Candidate or a particular Future Program Compound (each, as defined below), GlobeImmune desires to grant to Celgene, and Celgene desires to obtain, an exclusive license in the Field in the Territory to use, sell, offer for sale, import, and make or have made certain Licensed Products (as defined below) in the Field in the Territory on the terms and conditions set forth herein; and

WHEREAS, contemporaneously with the execution of this Agreement, the Parties have executed a separate Stock Purchase Agreement (as defined below) pursuant to which Celgene shall purchase shares of Series D Preferred Stock of GlobeImmune.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements set forth below, the Parties agree as follows:

1. DEFINITIONS. The terms in this Agreement with initial letters capitalized, whether used in the singular or the plural, shall have the meaning set forth below or, if not listed below, the meaning designated in places throughout this Agreement.

1.1 “Acceptance” means, with respect to an IND filed by GlobeImmune with the FDA, the date that is thirty (30) days after the date of such filing; provided that the FDA has not provided to GlobeImmune any communication indicating that the conduct of clinical activities described in such IND may not begin within thirty (30) days after such filing. In the event that any communication is provided to GlobeImmune by the FDA, “Acceptance” means the date that GlobeImmune is permitted by the FDA to begin clinical activities. With respect to all other Regulatory Authorities (i.e., other than the FDA), “Acceptance” means the date that GlobeImmune receives a written communication from such Regulatory Authority indicating “acceptance” pursuant to which the conduct of clinical activities described in the appropriate submissions is permitted to begin.

1.2 “Affiliate” of a Party means any Person that directly or indirectly is controlled by, controls or is under common control with a Party to this Agreement. For the purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) as used with respect to a Person means (a) in the case of a corporate entity, direct or indirect ownership of voting securities entitled to cast more than fifty percent (50%) of the votes in the election of directors, (b) in the case of a non-corporate entity, direct or indirect ownership of more than fifty percent (50%) of the equity interests with the power to direct the management and policies of such entity, or (c) any other arrangement whereby a Person controls or has the right to control the board of directors or equivalent governing body or management of a corporation or other entity; provided that, if local Laws restrict foreign ownership, control shall be established by direct or indirect ownership of the maximum ownership percentage that may, under such local Laws, be owned by foreign interests.

1.3 “Alliance Manager(s)” has the meaning set forth in Section 2.2.

1.4 “Bankruptcy Code” has the meaning set forth in Section 11.4.

1.5 “BLA” means a Biologics License Application, or similar application that is submitted to the FDA, or a foreign equivalent of the FDA, for marketing approval of a Licensed Product in a given jurisdiction.

1.6 “Breaching Party” has the meaning set forth in Section 11.2.1.

1.7 “Business Day” means a day other than Saturday, Sunday or any day on which commercial banks located in New York, New York are authorized or obligated by Laws to close.

1.8 “Calendar Quarter” means the respective periods of three (3) consecutive calendar months ending on March 31, June 30, September 30 and December 31;

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

provided, however, that (a) the first Calendar Quarter of any particular period shall extend from the commencement of such period to the end of the first complete Calendar Quarter thereafter and (b) the last Calendar Quarter shall end upon the expiration or termination of this Agreement.

1.9 “Calendar Year” means (a) for the first Calendar Year of the Term, the period beginning on the Effective Date and ending on December 31, 2009, (b) for each Calendar Year of the Term thereafter, each successive period beginning on January 1 and ending twelve (12) consecutive calendar months later on December 31, and (c) for the last Calendar Year of the Term, the period beginning on January 1 of the Calendar Year in which this Agreement expires or terminates and ending on the effective date of expiration or termination of this Agreement.

1.10 “Celgene Development Compound” means (a) any Collaboration Compound with respect to which Celgene has exercised a Celgene Program Option for Development and Commercialization under this Agreement and (b) except for purposes of the definition of GlobeImmune Development Compound or for purposes of Sections 11.2, 11.3, 11.4, 11.5.2, 11.5.3, and 11.5.4, any Celgene Follow-On Compound with respect to such Collaboration Compound.

1.11 “Celgene Follow-On Compound” means, with respect to a particular Collaboration Compound for which Celgene has exercised a Celgene Program Option for Development and Commercialization under this Agreement, any compound, other than such applicable Collaboration Compound, that (a) is Developed by or on behalf of Celgene (excluding Development by GlobeImmune) after the date of exercise of such option, (b) is directly derived from and structurally related to such Collaboration Compound, and (c) is directed against the target(s) to which such Collaboration Compound is directed.

1.12 “Celgene Indemnitees” has the meaning set forth in Section 10.2.

1.13 “Celgene Program Option” has the meaning set forth in Section 4.1.

1.14 “Celgene Program Option Period” has the meaning set forth in Section 4.1.2.

1.15 “Chairperson” has the meaning set forth in Section 2.1.2.

1.16 “Clinical Trials” means Phase 1 Trials, Phase 2 Trials, Phase 3 Trials, Phase 4 Trials, and/or variations of such trials (for example, Phase 3/4).

1.17 “Collaboration Compound” means a Drug Candidate (and any Follow-On Compound with respect to such Drug Candidate) and/or a Future Program Compound (and any Follow-On Compound with respect to such Future Program Compound), as applicable.

1.18 “Combination Product” means any product that comprises a Licensed Product sold in conjunction with another active component so as to be a combination product (whether packaged together or in the same therapeutic formulation).

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

1.19 “Commencement” or “Commence” means, when used with respect to any Clinical Trial, the date on which the first patient enrolled in such Clinical Trial is dosed.

1.20 “Commercialization” or “Commercialize” means activities directed to obtaining pricing and reimbursement approvals, marketing, promoting, distributing, importing, exporting, using, offering for sale, or selling a Licensed Product, and carrying out Phase 4 Trials commenced after First Commercial Sale of a Licensed Product anywhere in the world. For clarity, “Commercialization” shall not include manufacturing activities.

1.21 “Commercialization Plan” has the meaning set forth in Section 4.3.2.

1.22 “Commercially Reasonable Efforts” means efforts of a Party to carry out its obligations in a diligent and sustained manner using such effort and employing such resources normally used by an established biopharmaceutical company in the exercise of its reasonable business discretion [*].

1.23 “Completion” means (a) when used with respect to a Clinical Trial of a Drug Candidate (and any Follow-On Compounds with respect to such Drug Candidate), the date on which the Party conducting such Clinical Trial completes the analysis (as specified in the protocol and Statistical Analysis Plan (SAP) for such trial using validated programs) of the top line data from a locked data base for the primary and secondary endpoints (x) described in the Initial Development Program[*], or (y) if applicable, established pursuant to Section 3.3.2, in each case, for the compound tested in such Clinical Trial and delivers a report of such analysis for such Clinical Trial, or (b) when used with respect to a Clinical Trial of a Future Program Compound (and any Follow-On Compounds with respect to such Future Program Compound), the date on which the Party conducting such Clinical Trial completes the analysis (as specified in the protocol and Statistical Analysis Plan (SAP) for such trial using validated programs) of the top line data from a locked data base using validated programs for all of the primary and secondary endpoints for the Future Program Compound tested in such Clinical Trial and delivers a report of such analysis for such Clinical Trial, which endpoints (i) for the applicable Phase I Trial(s), are set forth in the IND filed by GlobeImmune for such Future Program Compound, and (ii) for all other Clinical Trials of such Future Program Compound, are established as set forth in Section 4.1.4.

1.24 “Compound” as used herein includes a biologic and a pharmaceutical compound.

1.25 “Confidential Information” means all trade secrets, processes, formulae, data, Know-How, improvements, inventions, chemical or biological materials, chemical structures, techniques, marketing plans, strategies, customer lists, or other information that has been created, discovered, or developed by a Party, or has otherwise become known to a Party, or to which rights have been assigned to a Party, as well as any other information and materials that are deemed confidential or proprietary to or by a Party (including all information and materials of a Party’s customers and any other Third Party and their consultants), in each case that are disclosed by such Party to the other Party, regardless of whether any of the foregoing are marked

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

“confidential” or “proprietary” or communicated to the other by the disclosing Party in oral, written, graphic, or electronic form. For purposes of this Agreement, any Know-How of GlobeImmune that is subject to a license granted hereunder shall be treated as being Confidential Information of both GlobeImmune and Celgene.

1.26 “Controlled” or “Controls” means, when used in reference to an item or intellectual property rights, the legal authority or right of a Party (or any of its Affiliates) (whether by ownership or license, other than pursuant to this Agreement) to grant the right to use such item or a license or sublicense of such intellectual property rights to the other Party, or to otherwise disclose proprietary or trade secret information to such other Party, without, in the case of such rights that are licensed from a Third Party, breaching the terms of any agreement with a Third Party, or misappropriating the proprietary or trade secret information or Know-How of a Third Party.

1.27 [*].

1.28 “Cure Period” has the meaning set forth in Section 11.2.1.

1.29 “Development” means pre-clinical and clinical drug development activities reasonably relating to the discovery and development of pharmaceutical compounds and submission of information to a Regulatory Authority, including toxicology, pharmacology, and other discovery and pre-clinical efforts, test method development and stability testing, manufacturing process development, formulation development, delivery system development, quality assurance and quality control development, statistical analysis, clinical studies (including pre- and post-Regulatory Approval studies) and activities relating to obtaining Regulatory Approval, but excluding Commercialization activities. When used as a verb, “Develop” means to engage in Development.

1.30 “Development Plan” means, with respect to any Program, a plan that describes the plan for conducting Development with respect to each Celgene Development Compound, including by specifying clinical and nonclinical studies and activities to be conducted and anticipated Development activities for any Celgene Development Compound within such Program (including the following anticipated activities or events: a description of the indication targeted, timelines, phasing of Development, toxicology, and pharmacology studies and manufacturing process development). The Development Plan will include drug design and Development activities that are in keeping with each of the Parties’ current drug design and Development practices and that are reasonably calculated to result in the Development of Celgene Development Compounds that may be progressed through to Commercialization.

1.31 “Disclosing Party” has the meaning set forth in Section 9.1.

1.32 “Disputes” has the meaning set forth in Section 12.1.

1.33 “Dollar” or “$” means the lawful currency of the United States.

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

1.34 “Drug Candidate” means GI-4000, GI-6200, GI-3000, or GI-10000.

1.35 “Drug Candidate Program” means any Development activities that relate to development of a particular Drug Candidate and Follow-On Compounds with respect to such Drug Candidate performed by or on behalf of GlobeImmune (itself or with a Third Party on GlobeImmune’s behalf), including any performed by GlobeImmune’s academic and government collaborators such as those performed pursuant to any agreement set forth on Schedule A. For clarity, each Drug Candidate, and any Follow-On Compounds with respect to such Drug Candidate, shall be within a distinct Drug Candidate Program.

1.36 “EMEA” means the European Medicines Agency, or any successor agency thereto.

1.37 “Europe” or “EU” means the countries comprising the European Union as it may be constituted from time to time, together with those additional countries included in the European Economic Area as it may be constituted from time to time, and any successors to, or new countries created from, any of the foregoing.

1.38 “FDA” means the U.S. Food and Drug Administration, or any successor agency thereto.

1.39 “Field” means any and all uses.

1.40 “First Commercial Sale” means the first transfer of a Licensed Product by Celgene, its Affiliate or Sublicensee to the first Third Party (other than a Sublicensee or a distributor) in any country in the Territory, in exchange for cash or some equivalent to which value can be assigned for the purpose of determining Net Sales, after Regulatory Approval of such Licensed Product has been granted, or such marketing and sale is otherwise permitted, by the Regulatory Authority of such country, excluding registration samples, compassionate use, and use in Phase 4 Trials.

1.41 “Follow-On Compound” means, with respect to a particular Drug Candidate or a particular Future Program Compound, any compound, other than the applicable Drug Candidate or applicable Future Program Compound, that (a) is Developed by or on behalf of GlobeImmune (including Developed by GlobeImmune’s academic and government collaborators pursuant to any agreement set forth on Schedule A), and (b) is directed against the target(s) to which such Drug Candidate or such Future Program Compound, respectively, is directed.

1.42 “FTE” means a full-time person employed by GlobeImmune, dedicated full-time to a [*], as applicable, or in the case of less than a full-time dedicated person, a full-time, equivalent person year, based upon a total of one thousand eight hundred eighty (1,880) hours per year of work on the [*], as applicable, in either case, performing scientific work, technical work, project management work, or scientific management work (but not general managerial work).

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

1.43 “FTE Rate” means the rate that GlobeImmune will charge for its FTEs devoted to the conduct of activities under this Agreement. The rate shall be [*] for each FTE, which rate may be adjusted annually by GlobeImmune based on changes in the Consumer Price Index (as quoted by the U.S. Department of Labor, Bureau of Labor Statistics). Each Party acknowledges that the foregoing FTE Rate has been set to include all salary, employee benefits, materials, and other expenses, including support staff and overhead for or associated with an FTE.

1.44 “Future Program” means any Development activities that are directed against an oncology target other than any target to which a Drug Candidate (or any applicable Follow-On Compound with respect to such Drug Candidate) is targeted or that otherwise have oncological uses (such as the treatment, palliation, diagnosis, or prevention of cancer), in either case, and any Follow-On Compound with respect to such oncology product, performed by or on behalf of GlobeImmune (itself or with a Third Party on GlobeImmune’s behalf), including any performed by GlobeImmune’s academic and government collaborators such as those performed pursuant to any agreement set forth on Schedule A. For clarity, each Future Program Compound, and any Follow-On Compound with respect to such Future Program Compound, shall be within a distinct Future Program. [*].

1.45 “Future Program Compound” means any compound that (a) is Developed by or on behalf of GlobeImmune itself or with a Third Party (including Developed by GlobeImmune’s academic and government collaborators pursuant to any agreement set forth on Schedule A), (b) is Controlled by GlobeImmune, and (c) is within a Future Program.

1.46 “GAAP” means generally accepted accounting principles in the United States, consistently applied; provided that, to the extent that a Party adopts International Financial Reporting Standards (IFRS), then “GAAP” means International Financial Reporting Standards (IFRS), consistently applied.

1.47 “Generic Version” means, with respect to a Licensed Product, a second or subsequent product (including a “biogeneric,” “follow-on biologic,” “follow-on biological product,” “follow-on protein product,” “similar biological medicinal product,” or “biosimilar product”) that is (a) in the United States, “therapeutically equivalent,” “comparable,” “biosimilar,” or “interchangeable,” as evaluated by the FDA, applying the definition of “therapeutically equivalent” set forth in the preface to the then-current edition of the FDA publication “Approved Drug Products With Therapeutic Equivalence Evaluations” or any other definitions set forth in the U.S. Code, FDA regulations, or other source of U.S. Law, FDA regulations, or guidelines and, outside the United States, such equivalent determination by the applicable Regulatory Authorities (including a determination that the second product is “comparable,” “interchangeable,” “bioequivalent,” or “biosimilar” with respect to the Licensed Product), in each case, as is necessary to permit pharmacists or other individuals authorized to dispense pharmaceuticals under Law to substitute one product for another product in the absence of specific instruction from a physician or other authorized prescriber under Law, and (b) is not an Authorized Generic Version of such Licensed Product; where “Authorized Generic Version” means any pharmaceutical product that (i) is sold under the Drug Approval Application for such

7

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Licensed Product, (ii) is sold under a different Trademark than such Licensed Product, and (iii) has a National Drug Code (“NDC”) number that differs from the NDC number for such Licensed Product (other than on a temporary basis as may be necessary to launch such Licensed Product in the applicable market).

1.48 “GI-3000” has the meaning set forth on Exhibit 1.34.

1.49 “GI-4000” has the meaning set forth on Exhibit 1.34.

1.50 “GI-4000 Phase 2 Lung Cancer Trial” has the meaning set forth in Exhibit 1.68.

1.51 “GI-4000 Phase 2 Pancreatic Cancer Trial” has the meaning set forth in Exhibit 1.68.

1.52 “GI-6200” has the meaning set forth on Exhibit 1.34.

1.53 “GI-10000” has the meaning set forth on Exhibit 1.34.

1.54 “GlobeImmune Development Compound” means any Collaboration Compound, Celgene Development Compound (excluding, for purposes of this Section 1.54, a Celgene Follow-on Compound), or Licensed Product (excluding, for purposes of this Section 1.54, a Licensed Product containing a Celgene Follow-on Compound), as applicable, for which GlobeImmune retains or obtains, as applicable, the exclusive right to conduct Development and Commercialization under this Agreement or Celgene’s exclusive rights hereunder terminate with respect to such Collaboration Compound, Celgene Development Compound, or Licensed Product, including, for example:

(a) any and all Collaboration Compounds for which Celgene does not exercise its Celgene Program Option during the Celgene Program Option Period, as described in Sections 4.1.3 and 4.1.7;

(b) any and all Collaboration Compounds, Celgene Development Compounds, and Licensed Products if this Agreement is terminated by Celgene pursuant to Section 11.3.1, or by GlobeImmune pursuant to Section 11.2.1 or 11.4;

(c) any and all Celgene Development Compounds and Licensed Products within any Program that is terminated by Celgene pursuant to Section 11.3.2, as described in Section 4.1.4; or

(d) any and all Collaboration Compounds if this Agreement is terminated in its entirety pursuant to Section 11.1.3 because Celgene elects not to exercise a Celgene Program Option for any of the Drug Candidate Programs or Future Programs.

1.55 “GlobeImmune Indemnitees” has the meaning set forth in Section 10.1.1.

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

1.56 “GlobeImmune Licensed Know-How” means all Know-How Controlled by GlobeImmune as of the Effective Date and during the Term that is related to any Collaboration Compound and that is necessary or useful for the Development, Commercialization, or manufacture of a Collaboration Compound. Notwithstanding anything to the contrary, “GlobeImmune Licensed Know-How” excludes any Know-How claimed in any GlobeImmune Licensed Patent.

1.57 “GlobeImmune Licensed Patent(s)” means all Patents in the Territory Controlled by GlobeImmune as of the Effective Date as set forth on Exhibit 1.57 and any other Patents Controlled by GlobeImmune during the Term that (a) describe, claim, or cover a Collaboration Compound, or (b) are necessary or useful for the Development, Commercialization, or manufacture of a Collaboration Compound. GlobeImmune Licensed Patents include GlobeImmune’s interest in Joint Patents.

1.58 “Good Clinical Practices” or “GCP” means the international ethical and scientific quality standards for designing, conducting, recording, and reporting trials that involve the participation of human subjects. In the United States, GCP shall be based on Good Clinical Practices established through FDA guidances (including ICH E6) and, outside the United States, GCP shall be based on ICH E6.

1.59 “Good Laboratory Practices” or “GLP” means the current Good Laboratory Practice (or similar standards) for the performance of laboratory activities for pharmaceutical products as are required by applicable Regulatory Authorities or applicable Law. In the United States, Good Laboratory Practices are established through FDA regulations (including 21 CFR Part 58), FDA guidances, FDA current review and inspection standards and current industry standards.

1.60 “Good Manufacturing Practices” or “GMP” means current Good Manufacturing Practices for the manufacture of products as are required by applicable Regulatory Authorities or applicable Law. In the United States, GMP shall be as defined under the rules and regulations of the FDA, as the same may be amended from time to time.

1.61 “HSR Act” has the meaning set forth in Section 4.1.6.

1.62 “IND” means any Investigational New Drug application, filed with the FDA pursuant to Part 312 of Title 21 of the U.S. Code of Federal Regulations, including any amendments thereto. References herein to IND shall include, to the extent applicable, any comparable filing(s) outside the United States (such as a CTA in the EU).

1.63 “Indemnification Claim” has the meaning set forth in Section 10.3.

1.64 “Indemnitee” has the meaning set forth in Section 10.3.

1.65 “Indemnitor” has the meaning set forth in Section 10.3.

1.66 “Infringement Action” has the meaning set forth in Section 8.3.1.

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

1.67 “Initial Development Program” means the activities to be conducted by GlobeImmune with respect to each Drug Candidate under the Initial Development Plan.

1.68 “Initial Development Plan” means, with respect to any Program, a plan that describes the plan for conducting Development with respect to each Drug Candidate, including by specifying clinical and nonclinical studies and activities to be conducted and anticipated Development activities for each Drug Candidate (including the following anticipated activities or events: a description of the indication targeted, timelines, phasing of Development, study treatments, major inclusion and exclusion criteria, primary endpoints, study size, timelines for data preparation and filing of regulatory submissions, toxicology and a plan for selecting appropriate species for toxicology studies, ADME, and pharmacology studies and manufacturing process development). The Initial Development Plan will include drug design and Development activities that are in keeping with the Parties’ current drug design and Development practices and that are reasonably calculated to result in the Development of the Drug Candidates that may be progressed through to Commercialization. The Initial Development Plan as of the Effective Date is set forth on Exhibit 1.68, which may be amended from time to time in accordance with Section 3.2.5.

1.69 “Initial Development Program Report” has the meaning set forth in Section 3.3.

1.70 “Initial Future Compound Report” has the meaning set forth in Section 3.5.2.

1.71 “Joint Invention” has the meaning set forth in Section 8.1.

1.72 “Joint Patent(s)” has the meaning set forth in Section 8.1.

1.73 “Joint Research and Development Committee” or “JRC” has the meaning set forth in Section 2.1.1.

1.74 “Know-How” means technical information and know-how, including biological, chemical, pharmacological, toxicological, clinical, assay and related know-how and trade secrets, and manufacturing data, preclinical and clinical data, the specifications of ingredients, the manufacturing processes, formulation, specifications, sourcing information, quality control and testing procedures, and related know-how and trade secrets.

1.75 “Knowledge” means, for purpose of Article 7, the knowledge of the applicable Party after due inquiry.

1.76 “Laws” means all applicable laws, statutes, rules, regulations, ordinances and other pronouncements having the effect of law of any federal, national, multinational, state, provincial, county, city or other political subdivision, domestic or foreign.

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

1.77 “Licensed Intellectual Property” means the GlobeImmune Licensed Patents, GlobeImmune Licensed Know-How, and all copyrights owned or otherwise Controlled by GlobeImmune that are associated with the Licensed Products.

1.78 “Licensed Product” means any product in final form that contains a Celgene Development Compound as a therapeutically active ingredient.

1.79 “NDA” means a New Drug Application, supplemental New Drug Application, or BLA, as applicable, filed with the FDA, or a foreign equivalent of the FDA, required for marketing approval for the applicable Licensed Product in a given jurisdiction.

1.80 “Net Sales” means [*] calculated in accordance with GAAP so as to arrive at net sales under GAAP, [*].

Any and all [*] shall be calculated in accordance with GAAP. [*].

[*]

[*]

1.81 [*].

1.82 “Non-Breaching Party” has the meaning set forth in Section 11.2.1.

1.83 “Parent Licenses” means[*].

1.84 “Patents” means (a) patents and patent applications anywhere in the world, (b) all divisionals, continuations, continuations in-part thereof or any other patent application claiming priority, or entitled to claim priority, directly or indirectly to (i) any such patents or patent applications or (ii) any patent or patent application from which such patents or patent applications claim, or is entitled to claim, direct or indirect priority, and (c) all patents issuing on any of the foregoing anywhere in the world, together with all registrations, reissues, re-examinations, patents of addition, renewals, supplemental protection certificates, or extensions of any of the foregoing anywhere in the world.

1.85 “Person” means any individual, firm, corporation, partnership, limited liability company, trust, business trust, joint venture, governmental authority, association, or other entity.

1.86 “Phase 1 Trial” means a human clinical trial conducted on a limited number of study subjects for the purpose of gaining evidence of the safety and tolerability of, and information regarding pharmacokinetics and potential pharmacological activity for, a product or compound, as described in 21 C.F.R. § 312.21(a) (including any such clinical study in any country other than the United States).

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

1.87 “Phase 2 Trial” means a human clinical trial conducted on study subjects with the disease or condition being studied for the principal purpose of achieving a preliminary determination of efficacy or appropriate dosage ranges, as further described in 21 C.F.R. §312.21(b) (including any such clinical study in any country other than the United States).

1.88 “Phase 3 Trial” means a pivotal clinical trial in humans performed to gain evidence with statistical significance of the efficacy of a product in a target population, and to obtain expanded evidence of safety for such product that is needed to evaluate the overall benefit-risk relationship of such product, to form the basis for approval of an NDA by a Regulatory Authority and to provide an adequate basis for physician labeling, as described in 21 C.F.R. § 312.21(c) or the corresponding regulation in jurisdictions other than the United States.

1.89 “Phase 4 Trial” means (i) any clinical trial in humans conducted to satisfy a requirement of a Regulatory Authority in order to maintain a Regulatory Approval and (ii) any clinical trial in humans conducted after the first Regulatory Approval in the same disease state for which the Collaboration Compound or Licensed Product received Regulatory Approval in the Territory.

1.90 “Platform Claims” means [*].

1.91 “Platform Patents” means the GlobeImmune Licensed Patents set forth on Exhibit 1.91, as amended from time to time in accordance with Section 8.2.8.

1.92 “Program” means a Drug Candidate Program or a Future Program, as applicable.

1.93 “Prosecution” means the filing, preparation, prosecution (including any interferences, reissue proceedings, reexaminations, and oppositions) and maintenance of Patents. When used as a verb, “Prosecute” means to engage in Prosecution.

1.94 “Qualified Public Offering” means the consummation of a firm commitment underwritten public offering of Common Stock of GlobeImmune registered under the Securities Act of 1933, pursuant to which (A) Common Stock is offered to the public at a price of at least $[*] per share, as constituted on the date of first issuance by GlobeImmune of a share of Series D Common Stock (subject to adjustment to reflect stock splits, stock dividends, stock combinations, recapitalizations and like occurrences), and (B) the gross proceeds to GlobeImmune are at least $[*].

1.95 “Receiving Party” has the meaning set forth in Section 9.1.

1.96 “Regulatory Approvals” means, with respect to any Licensed Product in any jurisdiction, all approvals from any Regulatory Authority necessary for the commercial manufacture, marketing and sale of the Licensed Product in such jurisdiction in accordance with Laws.

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

1.97 “Regulatory Authority” means any national or supranational governmental authority, including the FDA, EMEA, or Koseisho (i.e., the Japanese Ministry of Health and Welfare, or any successor agency thereto), that has responsibility in countries in the Territory over the development and/or Commercialization of a Collaboration Compound or a Licensed Product, as applicable.

1.98 “Regulatory Exclusivity” means any period of regulatory data protection or market exclusivity or similar regulatory protection afforded by the Regulatory Authorities in a country, including any such periods listed in the FDA’s Orange Book or periods under national implementations of Article 10.1(a)(iii) of Directive 2001/EC/83, and all international equivalents.

1.99 “Regulatory Filings” means any and all regulatory applications, filings, approvals and associated correspondence required to Develop, manufacture, and Commercialize Licensed Products in each country or jurisdiction in the Territory.

1.100 “Royalty Term” means, on a Licensed Product-by-Licensed Product basis, the period commencing on [*] and ending on [*].

1.101 “Stock Purchase Agreement” has the meaning set forth in Section 6.1.

1.102 “Sublicense” means the written agreement pursuant to which a Third Party became a Sublicensee.

1.103 “Sublicensee” means any Third Party granted a sublicense by Celgene of any of the rights licensed to Celgene by GlobeImmune under Section 5.1. For avoidance of doubt, a “Sublicensee” shall include (a) a Third Party to whom Celgene has granted the right to promote or distribute a Licensed Product if such Third Party is principally responsible for marketing and promotion of such Licensed Product within a particular country or territory and/or (b) the Third Party who is party to a further sublicense as set forth in Section 5.2.6.

1.104 [*]

1.105 [*]

1.106 “Supply Agreement” has the meaning set forth in Section 4.8.

1.107 “Tarmogen” means GlobeImmune’s proprietary recombinant yeast technology known as “Tarmogen.”

1.108 “Term” has the meaning set forth in Section 11.1.

1.109 “Territory” means any and all countries in the world.

1.110 “Third Party” means any Person other than Celgene, GlobeImmune and their respective Affiliates.

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

1.111 “Third Party Losses and Claims” has the meaning set forth in Section 10.1.1.

1.112 “Third Party Royalty Payment” has the meaning set forth in Section 6.3.2(b).

1.113 “Trademark” means any word, name, symbol, color, designation, or device or any combination thereof, whether registered or unregistered, including any trademark, trade dress, service mark, service name, brand mark, trade name, brand name, logo, or business symbol.

1.114 “United States” or “U.S.” means the United States of America and all its territories and possessions.

1.115 [*] has the meaning set forth in Section 10.1.3.

1.116 [*].

1.117 “Valid Claim” means a claim within an issued United States patent or United States patent application or any foreign counterpart of any of the foregoing that has not expired, lapsed, or been cancelled or abandoned, and that has not been dedicated to the public, disclaimed, or held unenforceable, invalid, or been cancelled by a court or administrative agency of competent jurisdiction in an order or decision from which no appeal has been or can be taken, including through opposition, re-examination, reissue or disclaimer; [*]

2. GOVERNANCE

2.1 Joint Research and Development Committee.

2.1.1 Within thirty (30) days after the Effective Date, the Parties shall establish a joint research and development committee (the “Joint Research and Development Committee” or “JRC”) to discuss program objectives and review data during the Term, and to monitor and to make certain decisions regarding the Initial Development Program, as set forth in this Section 2.1. The JRC shall have (i) reviewing, monitoring, and approving responsibilities for all Development activities performed by GlobeImmune under the Initial Development Program with respect to each Collaboration Compound and activities performed by GlobeImmune with respect to Future Programs, in each case, prior to the exercise of a Celgene Program Option by Celgene for such Collaboration Compound, and (ii) reviewing and monitoring, but not approving, responsibilities for all Development activities performed by Celgene under the applicable Development Plan with respect to each Celgene Development Compound after the exercise of a Celgene Program Option by Celgene for such Celgene Development Compound. The JRC shall also provide a forum for sharing advice, progress, and results relating to such activities and shall attempt to facilitate the resolution of any disputes between the Parties, as described in Section 2.1.3. The JRC shall be briefed by the Parties regarding the content, execution, and results achieved by the respective Parties under the Initial

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Development Program and Development Plan(s). Each Party, through its representatives on the JRC, shall be permitted to provide advice and commentary with respect to the Initial Development Program and Development Plan(s). Each Party shall take such advice and commentary into good faith consideration. More specifically, the JRC shall:

(a) modify, as applicable, plans for the conduct of the Initial Development Program on a Program-by-Program basis in accordance with Section 3.2.5;

(b) review and provide advice regarding the overall progress of GlobeImmune’s efforts to optimize and Develop Drug Candidates (and any Follow-On Compounds with respect to such Drug Candidate) in accordance with the Initial Development Program;

(c) review and provide advice regarding the overall progress of GlobeImmune’s efforts to discover, identify, optimize, and Develop Future Program Compounds (and any Follow-On Compounds with respect to such Future Program Compound), including review and approval of decisions with respect to the filing and content of INDs for Future Program Compounds;

(d) appoint and oversee subcommittees as it deems appropriate for carrying out activities under this Agreement, including for oversight of any specific aspects of the Development activities (for example, a subcommittee may be formed to discuss and plan each Clinical Trial) or other matters, including patent matters;

(e) review and provide comments relating to each Development Plan, and any modifications thereof, to ensure that the Development Plan is reasonably designed to meet the objectives of Developing each Celgene Development Compound as effectively and in as timely a manner as possible;

(f) review and provide comments relating to each Commercialization Plan, and any modifications thereof, to ensure that the Commercialization Plan is reasonably designed to meet the objectives of Commercialization for each Licensed Product as effectively as possible; and

(g) review the overall progress of the Parties under this Agreement.

2.1.2 Membership; Meetings. The JRC shall be composed of three (3) employees from each of Celgene and GlobeImmune or such number as the Parties may agree, and shall meet, in person, by teleconference, or by video-teleconference, at least one (1) time per Calendar Quarter, or more or less often as the JRC shall determine; provided that, with respect to any Celgene Development Compounds, the JRC shall only meet one time per Calendar Year, or more often as Celgene shall determine. In-person meetings shall alternate between GlobeImmune and Celgene locations within the United States whenever possible unless otherwise agreed by the Parties. The first such meeting shall be within sixty (60) days after the

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Effective Date. Any member of the JRC may designate a substitute to attend with prior written notice to the other Party. The chairperson of the JRC shall be the Chief Executive Officer of [*] (the “Chairperson”). Ad hoc guests who are subject to written confidentiality obligations commensurate in scope to the provisions in Article 9 may be invited to the JRC meetings. Each Party may replace its JRC members with other of its employees, at any time, upon written notice to the other Party.

2.1.3 Decision-Making; Limitations on JRC. Decisions of the JRC shall be made by consensus, with each Party having collectively one (1) vote in all decisions. The JRC shall have only such powers as are specifically delegated to it in this Agreement, and such powers shall be subject to the terms and conditions set forth herein. Without limiting the generality of the foregoing, the JRC shall have no power to amend this Agreement or the Initial Development Plan. With respect to any matter concerning a Collaboration Compound prior to the exercise of the applicable Celgene Program Option, in the event that the JRC is unable to reach a consensus decision on a matter that is within its decision-making authority within thirty (30) days after it has met and attempted to reach such decision, then either Party may, by written notice to the other, have such issue referred to the Chairperson, or such other person designated by [*] from time to time, for resolution, and such resolution shall be binding on the Parties and shall not be submitted for resolution pursuant to Article 12. For clarity the JRC shall have no decision-making authority with respect to (a) any matter concerning a Celgene Development Compound or Licensed Product following the exercise of the applicable Celgene Program Option or (b) any matters concerning manufacturing and/or supply of any Collaboration Compounds or Licensed Products. The manufacture and supply of Celgene Development Compounds and/or Licensed Products shall be governed by the terms and conditions of the Supply Agreement.

2.1.4 Secretary; Minutes. The Chairperson shall designate a secretary of the JRC who will be responsible for calling meetings, preparing and circulating an agenda in advance of each meeting, and preparing and circulating minutes within fifteen (15) days after each meeting of the JRC setting forth, among other things, a description, in reasonable detail, of the discussions at the meeting and a list of any actions, decisions, or determinations approved by the JRC. Such minutes shall be effective only after being approved by both Parties. Definitive minutes of all JRC meetings shall be finalized no later than thirty (30) days after the meeting to which the minutes pertain.

2.1.5 After Exercise of a Celgene Program Option. If Celgene has exercised a Celgene Program Option, Celgene will assume sole control of all Development and Commercialization activities with respect to the Celgene Development Compound(s) (i.e., a Collaboration Compound that is the subject of such Celgene Program Option) within the applicable Program; provided that the JRC shall continue as a forum for discussion between the Parties regarding the progression of such Celgene Development Compound, but, notwithstanding anything herein to the contrary, the JRC will not have any approval rights over the activities of Celgene with respect to the Celgene Development Compound.

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

2.2 Alliance Managers. Promptly after the Effective Date, each Party shall appoint an individual (other than an existing member of the JRC) to act as the alliance manager for such Party (each, an “Alliance Manager”). Each Alliance Manager shall thereafter be permitted to attend meetings of the JRC as a nonvoting observer, subject to the confidentiality provisions of Article 9. The Alliance Managers shall be the primary point of contact for the Parties regarding the activities contemplated by this Agreement and shall facilitate communication regarding all activities hereunder. The Alliance Managers shall lead the communications between the Parties and shall be responsible for following-up on decisions made by the JRC. The name and contact information for such Alliance Manager, as well as any replacement(s) chosen by GlobeImmune or Celgene, in their sole discretion, from time to time, shall be promptly provided to the other Party in accordance with Section 13.2.

3. DEVELOPMENT; PROGRAMS.

3.1 General.

3.1.1 GlobeImmune shall undertake Development of each Drug Candidate (and any Follow-On Compound with respect to such Drug Candidate) through the completion of and in accordance with the Initial Development Program, at which time Celgene shall have the right to exercise its exclusive option to license such Drug Candidate on a Drug Candidate Program-by-Drug Candidate Program basis in accordance with Section 4.1.

3.1.2 GlobeImmune shall undertake Development of each Future Program Compound (and any Follow-On Compound with respect to such Future Program Compound) through Acceptance of an IND by the applicable Regulatory Authority for such Future Program Compound, at which time Celgene shall have the right to exercise its exclusive option to license such Future Program Compound on a Future Program-by-Future Program basis in accordance with Section 4.1.

3.1.3 Except as otherwise expressly provided in this Agreement, including Sections 6.1 and 6.2, GlobeImmune shall be responsible for, and shall bear the costs and expenses incurred in connection with the conduct of, all Development activities with respect to a Collaboration Compound prior to exercise by Celgene of a Celgene Program Option with respect to such Collaboration Compound. GlobeImmune shall have the right to engage Third Parties as subcontractors to conduct certain Development activities to be undertaken by GlobeImmune under this Agreement, as further provided in Section 3.2.7.

3.1.4 If Celgene exercises a Celgene Program Option for any Collaboration Compound in accordance with Section 4.1, except as otherwise expressly provided herein, Celgene shall be responsible for, and shall bear the costs and expenses incurred in connection with the conduct of, all Development and Commercialization activities by or for Celgene with respect to all Celgene Development Compounds and all Licensed Products obtained from such Celgene Development Compounds, as set forth in this Agreement. Notwithstanding the previous sentence, upon Celgene’s request, GlobeImmune shall conduct Clinical Trials with any Celgene Development Compound pursuant to a clinical protocol agreed

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

to by the Parties; provided that any and all costs and expenses incurred by GlobeImmune in connection with such Clinical Trials will be borne by Celgene. Any Licensed Product containing any Celgene Development Compound Developed and Commercialized shall be marketed and sold by Celgene, its Affiliates and Sublicensees, and Celgene shall pay milestones and royalties to GlobeImmune in accordance with Article 6.

3.2 GlobeImmune Research and Development Activities.

3.2.1 Commencement of GlobeImmune Development Activities. GlobeImmune represents and warrants that GlobeImmune, as of the Effective Date, has initiated (a) research activities for the Programs containing GI-3000 and GI-10000 and (b) research and development activities for the Programs containing GI-4000 and GI-6200. After the Effective Date, GlobeImmune shall provide written notice to Celgene promptly after commencing any additional Development efforts for any Collaboration Compound. After exercise of a Celgene Program Option, upon the request of Celgene and agreement of GlobeImmune, in GlobeImmune’s sole discretion, GlobeImmune may conduct Development activities with respect to the applicable Celgene Development Compound.

3.2.2 Celgene Consultation. Celgene will act in a consultative manner as requested by GlobeImmune and, on occasion, may perform, or assist in the performance, of GlobeImmune’s Development activities under this Agreement, all as and to the extent agreed upon by the Parties in their sole discretion.

3.2.3 Development Reports. GlobeImmune shall provide the JRC with written development reports or presentations quarterly at JRC meetings or as otherwise agreed between the Parties. Each report or presentation shall include the Development activities relating to each Program performed by GlobeImmune since the previous JRC meeting, including a summary of results, information, and data generated, any activities planned with respect to Development going forward (including, for example, updates regarding regulatory matters and Development activities for the next Calendar Quarter), challenges anticipated and updates regarding intellectual property issues relating to each Program. Upon request by the JRC or Celgene, GlobeImmune shall provide the JRC with clinical study protocols, Statistical Analysis Plans (SAPs), investigator brochures, non-clinical protocols and reports, serious adverse events reports, data listings and tables of ongoing studies, final clinical study reports of completed studies, manufacturing information (including CMC) regulatory submissions and correspondence from Regulatory Authorities with respect to Collaboration Compounds in all regions of the Territory, and shall provide other information and such additional access to records with respect to Collaboration Compounds as the JRC or Celgene may reasonably request, including the underlying information used to create such summaries, such as case report forms (CRFs), annotated CRFs, data listings, data sets, programs used for the analyses, and imaging data (such as CT or MRI scans).

3.2.4 Records. GlobeImmune shall, and shall require its contractors and its academic and government collaborators to, maintain complete and accurate records in segregated books of all work conducted in furtherance of the Development of Collaboration

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Compounds, and all results, data and developments made in conducting such activities. Such records shall be complete and accurate and shall fully and properly reflect all such work done and results achieved in sufficient detail and in good scientific manner appropriate for patent and regulatory purposes. Notwithstanding the above, GlobeImmune shall use good faith efforts to require its contractors and its academic and government collaborators that are parties to an agreement existing as of the Effective Date and set forth on Schedule A to maintain complete and accurate records in segregated books of all work conducted in furtherance of the Development of Collaboration Compounds, and all results, data and developments made in conducting such activities. GlobeImmune shall use good faith efforts to require the applicable study sites that are parties to an agreement existing as of the Effective Date, and GlobeImmune shall cause the applicable study sites that are parties to an agreement entered into after the Effective Date, to maintain original source documents from Clinical Trials of Collaboration Compounds, until either (i) the expiration of the Celgene Program Option with respect to the Collaboration Compound at issue in the applicable Clinical Trial, if Celgene does not exercise such option, and (ii) until GlobeImmune has received notification from Celgene that such maintenance is no longer required, if Celgene does exercise such option.

3.2.5 Development Responsibilities and Costs. GlobeImmune shall have responsibility for conducting Development activities set forth in the Initial Development Program for each Program prior to exercise by Celgene of the Celgene Program Option for such Program as set forth in the Initial Development Plan. GlobeImmune shall conduct such Development activities in compliance with all material applicable legal and regulatory requirements, including all legal and regulatory requirements pertaining to the design and conduct of Clinical Trials. GlobeImmune shall be responsible for conducting all Development activities related to Future Programs prior to exercise by Celgene of the Celgene Program Option for such Future Program. Within sixty (60) days after the Effective Date and thereafter prior to each JRC meeting, as necessary, GlobeImmune will prepare a proposed update to the then-current Initial Development Plan to specify the activities to be performed based on the stage of Development of the Drug Candidates at the time of such update. GlobeImmune shall deliver each proposed update to Celgene in the form of an amended Initial Development Plan, and the Parties will negotiate in good faith to adopt such amended Initial Development Plan (with such modifications agreed to by the Parties).

3.2.6 Regulatory Responsibilities and Costs. As between the Parties, prior to Celgene’s exercise of a Celgene Program Option with respect to any Program, GlobeImmune shall prepare, file, maintain, and own all Regulatory Filings and related submissions with respect to each such Program and shall bear the cost of such preparation, filing, maintenance, and ownership, until the transfer, if any, to Celgene of such Regulatory Filings for any compound within such Program upon exercise by Celgene of the Celgene Program Option for such Program as provided in Section 4.2.4. Upon request, GlobeImmune will provide the JRC and Celgene with copies of all Regulatory Filings and related correspondence submitted to Regulatory Authorities or received from Regulatory Authorities with respect to such Program.

3.2.7 Subcontracting. GlobeImmune may perform any activities in support of its Development of Programs through subcontracting to Third Parties, including Third

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Party contractors, contract service organizations, and academic or government collaborators; provided that: (a) none of the rights of Celgene hereunder are adversely affected as a result of such subcontracting; (b) any such Third Party subcontractor to whom GlobeImmune discloses Confidential Information shall enter into an appropriate written agreement obligating such Third Party to be bound by obligations of confidentiality and restrictions on use of such Confidential Information that are no less restrictive than the obligations set forth in Article 9; provided that any obligation of GlobeImmune to impose the foregoing obligations on a Third Party that is party to an agreement existing as of the Effective Date and set forth on Schedule A shall be only as provided in such agreements; (c) GlobeImmune will obligate such Third Party to agree in writing to assign or exclusively license (with the right to grant sublicenses and for sublicensees to further sublicense) to GlobeImmune any inventions (and patent rights covering such inventions) made by such Third Party in performing such services for GlobeImmune that are related to Collaboration Compounds, including any inventions that are necessary or useful for the Development, Commercialization or manufacture of Collaboration Compounds, and GlobeImmune will structure such assignment or exclusive license so as to enable GlobeImmune to sublicense such Third Party inventions (and patent rights) to Celgene pursuant to this Agreement; provided that any obligation of GlobeImmune to impose the foregoing obligations on a Third Party that is party to an agreement existing as of the Effective Date and set forth on Schedule A shall be only to the extent permitted under such agreement; (d) GlobeImmune shall notify Celgene at least ten (10) Business Days in advance of execution of any such subcontracting agreement after the Effective Date and shall provide Celgene with a copy of the subcontracting agreement, the financial terms of which may be redacted; (e) Schedule A hereto will be updated to reflect any such new subcontracting agreements made in accordance with this Section 3.2.7; (f) GlobeImmune will use Commercially Reasonable Efforts to cause any such Third Party subcontractor to grant Celgene access to all confidential protocols and data generated by such subcontractor’s work with Collaboration Compounds and the right to audit the record of such subcontractor; and (g) GlobeImmune shall at all times be responsible for the performance of such subcontractor. The Parties agree to cooperate in identifying and implementing opportunities to reduce the costs incurred by GlobeImmune in the conduct of Development of Collaboration Compounds.

3.2.8 Reporting; Confidential Information. Without limiting the obligations of the Parties under Article 9, all proprietary and confidential information received or obtained by Celgene from GlobeImmune (directly or through the JRC) under this Article 3, including GlobeImmune Licensed Know-How, shall be treated as GlobeImmune Confidential Information under Article 9; provided that following Celgene’s exercise of a Celgene Program Option with respect to a Program, all such proprietary and confidential information with respect to such Program will be treated as Confidential Information of both GlobeImmune and Celgene.

3.3 Notice of Completion of the Initial Development Program [*].

3.3.1 GlobeImmune’s Development efforts with respect to a Drug Candidate (and any Follow-On Compound with respect to such Drug Candidate) will continue after the Effective Date with the testing of Drug Candidates to generate the data required to evaluate such Drug Candidate against the applicable endpoints set forth in the Initial

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Development Plan. Once GlobeImmune determines that a Drug Candidate has Completed the Clinical Trials set forth in the Initial Development Plan for such Drug Candidate, GlobeImmune shall provide [*] (the “Initial Development Program Report”). Furthermore, independently from delivery of the Initial Development Program Report, [*]

3.3.2 Notwithstanding Section 3.3.1, with respect to the GI-4000 Program:

(a) Following [*], upon Celgene’s request, GlobeImmune, [*], will [*] with respect to GI-4000, which [*] will be designed by GlobeImmune, in consultation with and subject to the approval of Celgene. GlobeImmune will prepare a budget for the [*]. The JRC shall review the budget, and if, by unanimous vote (without GlobeImmune having the final decision-making authority), the JRC determines that the costs and expenses incurred in connection with the conduct of [*] will be greater than [*], then the JRC by unanimous vote (without GlobeImmune having the final decision-making authority) will determine the amount of an [*], and Celgene [*]. If the JRC cannot unanimously decide the foregoing, GlobeImmune will not be required to [*], GlobeImmune will not be entitled to [*], and Celgene shall be entitled to [*].

(b) Following [*], if Celgene does not request GlobeImmune to [*] in accordance with Section 3.3.2(a), GlobeImmune, at its own expense and in its sole discretion, may nevertheless proceed with [*].

(c) Celgene, at any time prior to the date delivery of the Initial Development Program Report for GI-4000 is due (as described in Section 3.3.2(d)), may require, by written notice to GlobeImmune, that GlobeImmune, [*], which [*] will be designed by GlobeImmune, in consultation with and subject to the approval of Celgene, and will be similar [*] to [*]. GlobeImmune will prepare a budget for [*]. The JRC shall review the budget, and if, by unanimous vote (without GlobeImmune having the final decision-making authority), the JRC determines that the costs and expenses incurred in connection with [*] will be greater than [*], then the JRC by unanimous vote (without GlobeImmune having the final decision-making authority) will [*], and Celgene shall make such increased payment to GlobeImmune. If the JRC cannot unanimously decide the foregoing, GlobeImmune will not be required to [*], GlobeImmune will not be entitled to [*], and Celgene shall be entitled to [*].

(d) GlobeImmune shall provide the Initial Development Program Report as follows:

(i) Subject to Section 3.3.2(d)(iii), if Celgene requests GlobeImmune to [*] as described in Section 3.3.2(a), then[*], GlobeImmune shall provide to Celgene the Initial Development Program Report regarding GI-4000 after the latest of (A) [*]; (B) [*]; and (C) [*] described in Section 3.3.2(c), if requested by Celgene prior to the events described in clauses (A) and (B).

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

(ii) Subject to Section 3.3.2(d)(iii), if Celgene does not request GlobeImmune to [*] as described in Section 3.3.2(a), then[*], GlobeImmune shall provide to Celgene the Initial Development Program Report regarding GI-4000 after the later of (A) [*]; and (B) [*] described in Section 3.3.2(c), if requested by Celgene prior to the event described in clause (A).

(iii) If the Initial Development Program Report is provided in accordance with Sections 3.3.2(d)(i) or 3.3.2(d)(ii), as applicable, [*], the Initial Development Program Report will be based on the information that is available at that time.

(e) With respect to the GI-4000 Program, Celgene shall be entitled to request [*] described in this Section 3.3.2 but shall not be entitled to request a [*].

3.4 Acceptance of a Drug Candidate Not Satisfying Endpoints. Celgene, at its discretion, shall have a right to accept any Drug Candidate (and any Follow-On Compound with respect to such Drug Candidate) that does not meet applicable endpoints as a Celgene Development Compound, and upon exercise of the Celgene Program Option for such Drug Candidate (and any Follow-On Compounds with respect thereto) pursuant to Section 4.1, such Drug Candidate (and any Follow-On Compound with respect thereto) shall be a Celgene Development Compound(s) for all purposes under this Agreement.

3.5 Notice of Acceptance of IND for Compounds Within Future Programs.

3.5.1 GlobeImmune, prior to the preparation of an IND for any compound [*]. Celgene may [*]. If Celgene, in Celgene’s opinion, after review of the information and data provided by GlobeImmune, and other relevant information and data available to Celgene, determines that:

(a) such compound is an appropriate candidate for Development leading to the preparation of an IND for such compound as a Future Program Compound, then GlobeImmune, in GlobeImmune’s discretion, may initiate Development for such compound as a Future Program Compound under the terms of this Agreement; or

(b) such compound is not an appropriate candidate for Development leading to the preparation of an IND for such compound as a Future Program Compound, and such compound (and follow-on compounds with respect to such compound) shall be deemed not to be a Future Program Compound(s), then GlobeImmune will have all rights, itself or with a Third Party or through a Third Party sublicensee, to develop and commercialize such compound (and follow-on compounds with respect to such compound), in GlobeImmune’s discretion, without obligation to Celgene, but subject to the provisions of Section 5.6.

In the event of a disagreement between Celgene and GlobeImmune regarding whether Celgene’s determination was reasonable, based on information and data provided by GlobeImmune and, in

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

addition, other relevant information and data available to Celgene, Celgene will consult with GlobeImmune with respect to its reasoning. If GlobeImmune, after such consultation, continues to disagree with Celgene’s determination, GlobeImmune may request that Celgene consider the views of an independent expert, mutually acceptable to GlobeImmune and Celgene, regarding [*]; provided that, if Celgene elects not to consider such expert’s view or if Celgene disagrees with such expert’s view, Celgene’s determination will apply.

3.5.2 GlobeImmune shall notify Celgene promptly after the Acceptance of an IND for each Future Program Compound (and any Follow-On Compound with respect to such Future Program Compound) Developed by GlobeImmune. Simultaneously with such notice, GlobeImmune shall provide to Celgene (a) a complete copy of the IND filed with the Regulatory Authority including, to the extent applicable, the following information: all summary data, information or research obtained in connection with any Development performed by GlobeImmune with respect to the Future Program Compound, the underlying information used to create such summaries, all preclinical data generated, manufacturing data (including CMC) and all related material correspondence or information received from or sent to any Regulatory Authority, and (b) a summary of all Licensed Intellectual Property that covers the Development, Commercialization or manufacture of the Future Program Compound (the “Initial Future Compound Report”). Furthermore, independently from delivery of the Initial Future Compound Report, GlobeImmune will provide Celgene with such additional information and access to records, in each case, in GlobeImmune’s possession or available to GlobeImmune from a Third Party, with respect to such Future Program Compound as Celgene may reasonably request. All such information shall be used by Celgene to make its decision on whether to elect to exercise its Celgene Program Option with respect to the applicable Program.

3.6 GlobeImmune Requirements. GlobeImmune will use Commercially Reasonable Efforts in Developing the Drug Candidates (and any Follow-On Compound with respect to such Drug Candidate) in accordance with the Initial Development Program and in Developing Future Program Compounds (and any Follow-On Compound with respect to such Future Program Compound).

4. CELGENE PROGRAM OPTION; CELGENE DEVELOPMENT AND COMMERCIALIZATION.

4.1 Celgene Program Option. Subject to the terms and conditions of this Agreement, including the payment of amounts to GlobeImmune as and when such amounts become due under this Agreement, GlobeImmune hereby grants to Celgene the exclusive right, exercisable at Celgene’s sole discretion, in accordance with Sections 4.1.1 through 4.1.6, to elect, with respect to any Program, on a Program-by-Program basis, to obtain an exclusive worldwide license under Section 5.1 to Develop, Commercialize, and manufacture (in accordance with Section 4.8) the applicable Celgene Development Compound (and any Follow-On Compound with respect to such Celgene Development Compound(s)) within such Program as Licensed Product(s) under the terms and conditions set forth in this Agreement (each such right to elect, a “Celgene Program Option”).

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

4.1.1 Drug Candidate Programs. Celgene will have the right to exercise the Celgene Program Option with respect to any Drug Candidate Program (including any Follow-On Compound in such Drug Candidate Program) upon Completion of the Clinical Trials set forth in the Initial Development Plan for such Drug Candidate Program (or, with respect to the GI-4000 Program, at such time as is provided in Section 3.3.2). The Celgene Program Option for each such Drug Candidate Program shall expire either (a) [*] after delivery of the Initial Development Program Report or (b) if applicable, [*] based on any [*] conducted in accordance with the procedures set forth in Section 3.3; provided that, if Celgene has requested additional information as set forth in Section 3.3 and GlobeImmune has not promptly responded to such requests, then the period for exercising the Celgene Program Option shall be automatically extended for any such period of delay by GlobeImmune. Notwithstanding anything to the contrary, the Celgene Program Option for the GI-4000 Program shall expire [*] following the date on which GlobeImmune delivers to Celgene the Initial Development Program Report for the GI-4000 Program in accordance with Section 3.3.2.

4.1.2 Future Programs. Celgene will have the right to exercise the Celgene Program Option with respect to any Future Program (including any Follow-On Compound with respect to such Future Program) upon the Acceptance of an IND by the applicable Regulatory Authority for the Future Program Compound in such Future Program. The Celgene Program Option for each such Future Program shall expire [*] after the receipt of notice pursuant to Section 3.5.2 following the Acceptance of such IND and the provision of the Initial Future Compound Report; provided that, if Celgene has requested additional information as set forth in Section 3.5.2 and GlobeImmune has not promptly responded to such requests, then the period for exercising the Celgene Program Option shall be automatically extended for any such period of delay by GlobeImmune (such option period, together with the period described in Section 4.1.1, with respect to each applicable Program, the “Celgene Program Option Period”).

4.1.3 Celgene Program Option Exercise. A Celgene Program Option with respect to any particular Collaboration Compound within a Program shall only be exercisable during the applicable Celgene Program Option Period for such Program and, upon expiration of such Celgene Program Option Period, will terminate. Celgene shall exercise its Celgene Program Option, if at all, by written notice to GlobeImmune, which notice shall make reference to this Agreement and the relevant Program. Upon exercise of a Celgene Program Option, all Collaboration Compounds (and any Follow-On Compounds with respect to such Collaboration Compound) within the Program for which Celgene exercises a Celgene Program Option shall be designated as Celgene Development Compound(s), unless and until this Agreement is terminated, whether in its entirety or with respect to such Celgene Development Compound(s) and such Program (alone or with other Programs). If Celgene does not elect to exercise the Celgene Program Option within the Celgene Program Option Period as set forth in Section 4.1.1 or 4.1.2, the Celgene Program Option shall terminate with respect to such Program (including all Collaboration Compounds within such Program), and all rights to such Collaboration Compounds shall remain with GlobeImmune unencumbered by Celgene’s option, but subject to the provisions of Section 5.6.

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

4.1.4 Celgene Rights on Exercise of a Celgene Program Option. Following exercise of a Celgene Program Option for a Program, Celgene shall have responsibility for Development of Celgene Development Compound (and any Follow-On Compound with respect to such Celgene Development Compound) within such Program, subject to its obligations hereunder. Prior to the exercise of a Celgene Program Option for a Future Program, the Parties shall mutually agree in good faith upon the endpoints for any Clinical Trials of Celgene Development Compound(s) within such Program; provided that, if the Parties cannot agree, Celgene may determine such endpoints. In its sole discretion, Celgene may terminate Development of any Program (and all applicable Celgene Development Compound(s) therein) as provided in Section 11.3.2, subject to the provisions of Section 11.5.3. Upon Celgene’s exercise of a Celgene Program Option, GlobeImmune will provide Celgene with all information, materials, and data for the Celgene Development Compound(s) subject to such Celgene Program Option, and GlobeImmune will cooperate with Celgene to provide a smooth transfer of such information, materials, and data as soon as reasonably practical after exercise of such Celgene Program Option.

4.1.5 Early Exercise of Options; Financial Covenants. Notwithstanding the foregoing, in advance of the Completion of the Clinical Trials for a Drug Candidate or the Acceptance of an IND for a Future Program Compound, Celgene shall have the following rights to exercise its Celgene Program Options:

(a) Celgene may exercise any or all of its Celgene Program Options at any time upon written notice to GlobeImmune; provided that, with respect to a Program for a Drug Candidate, notwithstanding Celgene’s exercise of such Celgene Program Option, in Celgene’s sole discretion, GlobeImmune shall Complete all Clinical Trials set forth in the Initial Development Plan for any Drug Candidate for which the Celgene Program Option has been exercised, at Celgene’s sole expense, as though the Celgene Program Option had not been exercised, or Celgene may assume all such Development responsibilities; provided further that, with respect to any Program for which Celgene exercises its Celgene Program Option under this Section 4.1.5(a), Celgene shall still remain obligated to make the milestone payments due pursuant Section 6.2 in accordance with the terms and conditions of such section.

(b) Prior to the earlier of (x) the date on which the Celgene Program Option Period has expired for all of the Drug Candidate Programs and (y) the date of a Qualified Public Offering, Celgene may exercise any or all of its Celgene Program Options upon written notice to GlobeImmune upon [*].

(c) Prior to the earlier of (x) the date on which the Celgene Program Option Period has expired for all of the Drug Candidate Programs and (y) the date of a Qualified Public Offering, GlobeImmune will furnish to Celgene, within thirty (30) days after the last day of each month, financial statements, including a balance sheet as of the last date of such month, a statement of income (or monthly operating expenses) for such month, together with a cumulative statement of income from the first day of the current year to the last day of such month, which statements shall be prepared from the books and records of GlobeImmune, a cash flow analysis, together with cumulative cash flow analyses from the first day of the current

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year to the last day of such month, and a comparison between the actual operating expenses for such month and the projected figures for such month and the comparable figures for the prior year. GlobeImmune will notify Celgene prior to GlobeImmune entering into discussions with potential lenders or equity investors in order to avoid having any event described in Section 4.1.5(d) occur.

(d) Prior to the earlier of (x) the date on which the Celgene Program Option Period has expired for all of the Drug Candidate Programs and (y) the date of a Qualified Public Offering, GlobeImmune covenants to provide Celgene with written notice at such time as (i) GlobeImmune [*] as defined in applicable Law, including interpretations in applicable case Law; (ii) GlobeImmune’s [*]; (iii) GlobeImmune is [*]; (iv) there is an [*] with respect to [*] or any agreement [*]; (v) GlobeImmune [*]; (vi) GlobeImmune [*]; (vii) GlobeImmune [*], which notice must be provided at least thirty (30) days prior to the [*]; or (viii) any corporate or other action is taken by GlobeImmune for the purpose of effecting any of the foregoing. In addition, within 15 days of a written request of Celgene (such request not to be made more than four times during any Calendar Year), GlobeImmune covenants to provide Celgene with [*]. Celgene will treat all notices [*] as Confidential Information of GlobeImmune, subject to the terms of Article 9.

(e) Prior to the date on which the Celgene Program Option Period has expired for all of the Drug Candidate Programs, GlobeImmune covenants to provide Celgene with written notice at such time as GlobeImmune fails to have [*].

4.1.6 Delay for HSR Act Filings. If the exercise of any Celgene Program Option requires clearance under the Hart-Scott Rodino Act of 1076, as amended (the “HSR Act”), as determined by the Parties, the Parties shall cooperate with one another in the preparation, execution and filing of all documents that are required (as reasonably determined by Celgene) to be filed pursuant to the HSR Act and will promptly file the same after Celgene’s notice to GlobeImmune of Celgene’s intention to exercise of the Celgene Program Option, such notice to be deemed a notice of a desire to exercise, pending HSR Act clearance. For purposes of clarification, in the event that clearance under the HSR Act is required with respect to any Celgene Program Option, as described above, exercise of such Celgene Program Option shall not be effective until after the expiration or termination of all applicable waiting periods under the HSR Act; provided that, as long as Celgene has provided notice of its intention to exercise such Celgene Program Option prior to the expiration of the Celgene Program Option Period, then the Celgene Program Option Period will be deemed to extend until the expiration or termination of such waiting periods. Filing fees under the HSR Act shall be paid by one-half by each Party.

4.1.7 Celgene’s Failure to Exercise Celgene Program Option. If Celgene does not exercise the Celgene Program Option with respect to a Program during the applicable Celgene Program Option Period, then the Celgene Program Option shall expire with respect to such Program. Any and all Collaboration Compounds within any such Program shall be deemed GlobeImmune Development Compound(s), all rights granted to Celgene hereunder with respect to such Program and GlobeImmune Development Compound(s) within such Program will terminate, and GlobeImmune will thereafter have all such rights previously granted

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to Celgene, for GlobeImmune itself or with a Third Party or through a Third Party sublicensee, to Develop and Commercialize such GlobeImmune Development Compound(s) at GlobeImmune’s sole expense. Celgene’s rights and licenses granted hereunder to practice the Licensed Intellectual Property or to use the GlobeImmune Confidential Information relating to such GlobeImmune Development Compound(s) in connection with such GlobeImmune Development Compound(s) shall terminate; provided that the foregoing shall not prohibit use of Licensed Intellectual Property or GlobeImmune Confidential Information with respect to Celgene Development Compounds outside of such Program in accordance with the terms hereof.

4.2 Celgene Development and Regulatory Responsibilities.

4.2.1 Development Responsibilities and Costs. Celgene, at its sole cost and expense, shall have responsibility for conducting all Development activities with respect to any Program (and all applicable Celgene Development Compounds therein) following exercise of a Celgene Program Option with respect to such Program. Celgene shall conduct such activities in compliance with all applicable legal and regulatory requirements, including all legal and regulatory requirements pertaining to the design and conduct of Clinical Trials after exercise of the Celgene Program Option.

4.2.2 Development Plan. Within [*] following the exercise of a Celgene Program Option, Celgene will prepare and provide to the JRC a draft Development Plan for the applicable Celgene Development Compounds. Celgene will consider in good faith any comments provided by GlobeImmune with respect to such draft Development Plan; provided that neither GlobeImmune’s nor the JRC’s approval of the draft Development Plan is required. Celgene will provide the JRC with any updates and revisions to each Development Plan and related budgets for the JRC’s review but not approval.

4.2.3 Development Reports. At each JRC meeting or as otherwise agreed between the Parties, during the Term, Celgene will provide the JRC with presentations regarding the Development activities performed by Celgene, including a summary of results, information, and data generated, and any activities planned with respect to the Development Plans going forward, including, for example, updates regarding regulatory matters, and the status of any Regulatory Approvals, in each case relating to each Celgene Development Compound. Celgene shall provide the JRC with a summary of material clinical protocols and Regulatory Filings with respect to each Celgene Development Compound.

4.2.4 Regulatory Responsibilities and Costs. Promptly after Celgene’s exercise of a Celgene Program Option, and to the extent permitted under any applicable agreement set forth on Schedule A or Schedule B as of the Effective Date, GlobeImmune shall (a) assign to Celgene any Regulatory Filings for the relevant Celgene Development Compound(s) and, (b) upon Celgene’s request, assign to Celgene any clinical trial or other subcontractor agreements relating solely to such Celgene Development Compound(s) or the portion thereof that relates solely to such Celgene Development Compound(s). Following exercise of a Celgene Program Option, Celgene shall prepare, file, maintain, and own all Regulatory Filings and related submissions relating to the relevant Celgene Development

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Compound(s). Upon the request of GlobeImmune, Celgene shall provide GlobeImmune with copies of material Regulatory Filings and related material correspondence submitted to Regulatory Authorities or received from Regulatory Authorities with respect to any such Celgene Development Compound. Celgene shall have responsibility for, and shall prepare, all Regulatory Filings and related submissions with respect to such Celgene Development Compound(s). At Celgene’s election, following exercise of the Celgene Program Option with respect to a Celgene Development Compound, Celgene may elect to be responsible for all safety reporting obligations globally with respect to such Celgene Development Compound and to take over and maintain the global safety database for such Celgene Development Compound.

4.2.5 GI-4000. Notwithstanding anything herein to the contrary, if the Celgene Program Option for GI-4000 becomes exercisable [*], then notwithstanding Celgene’s exercise of such option, in Celgene’s sole discretion, GlobeImmune will [*], as though the option had not been exercised, or Celgene may assume all such Development responsibilities. Furthermore, if GlobeImmune has proceeded with respect to [*] pursuant to Section 3.3.2(b) and if Celgene exercises its Celgene Program Option with respect to GI-4000, then (a) if Celgene so exercises its option prior to [*], Celgene, at its election, may require that GlobeImmune [*], or Celgene may assume [*]; and (b) in either event, Celgene shall reimburse GlobeImmune an amount equal to [*] of GlobeImmune’s [*], which costs shall include [*].

4.3 Celgene Commercialization Responsibilities.

4.3.1 Commercialization Responsibilities and Costs. Celgene, at its sole cost and expense, shall have responsibility for conducting all Commercialization activities with respect to any Licensed Product following exercise of a Celgene Program Option for the applicable Program. Celgene shall conduct such activities in compliance with all applicable legal and regulatory requirements, including all legal and regulatory requirements pertaining to the Commercialization of such Licensed Product.

4.3.2 Commercialization Plan. As soon as the information is available, but not later than [*] prior to the anticipated date of Commercialization for a Licensed Product, Celgene will prepare and provide to the JRC (for review but not approval) a summary of a plan that is a continuation of the Development Plan for such Licensed Product that summarizes the Commercialization activities for such Licensed Product (each, a “Commercialization Plan”). The Commercialization Plan shall include summary information related to marketing plans, publication planning, and launch plans and such other details agreed to by the Parties. Celgene will provide the JRC with annual updates and revisions to each Commercialization Plan and related budgets for the JRC’s review but not approval.

4.3.3 Commercialization Reports. At the first meeting of the JRC following provision by Celgene to GlobeImmune of the draft Commercialization Plan pursuant to Section 4.3.2, and at each annual meeting thereafter with respect to a Licensed Product, Celgene will provide the JRC with a summary of its plans for Commercialization of each Licensed Product, and will provide the JRC with any updates and revisions to the Commercialization Plan for each Licensed Product in accordance with Section 4.3.2.

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4.4 Celgene Requirements. Upon Celgene’s exercise of any Celgene Program Option, Celgene will use Commercially Reasonable Efforts in Developing and Commercializing [*] from the applicable Program. If Celgene is found to have failed to use Commercially Reasonable Efforts to Develop and Commercialize [*] in such Program in accordance with this Section 4.4, then (a) such failure shall constitute a material breach of this Agreement with respect to such Program for purposes of Section 11.2.1, (b) GlobeImmune will have the right to terminate this Agreement with respect to such Program pursuant to such Section 11.2.1 (but not this Agreement in its entirety), (c) at GlobeImmune’s option, GlobeImmune may progress the Development and Commercialization of such Program on its own outside of this Agreement or with a Third Party, and (d) all Celgene Development Compounds and Licensed Products within such Program be deemed GlobeImmune Development Compounds.

4.5 Records. Celgene shall, and shall require its contractors and Sublicensees to, maintain complete and accurate records in segregated books of all work conducted in furtherance of the Development and Commercialization of Celgene Development Compounds and Licensed Products and all results, data and developments made in conducting such activities. Such records shall be complete and accurate and shall fully and properly reflect all work done and results achieved in sufficient detail and in good scientific manner appropriate for patent and regulatory purposes.

4.6 Subcontracting. Subject to and without limiting Section 5.2, Celgene may perform any activities in support of its Development and Commercialization of Celgene Development Compounds through subcontracting to Third Parties, including Third Party contractors, contract service organizations, and academic or government collaborators; provided that: (a) none of the rights of GlobeImmune hereunder are materially adversely affected as a result of such subcontracting; (b) any such Third Party subcontractor to whom Celgene discloses Confidential Information shall enter into an appropriate written agreement obligating such Third Party to be bound by obligations of confidentiality and restrictions on use of such Confidential Information that are no less restrictive than the obligations in Article 9; and (c) Celgene shall at all times be responsible for the performance of such subcontractor.

4.7 Marking. Each Licensed Product Commercialized by Celgene under this Agreement shall be marked (to the extent not prohibited by Laws) with applicable patent numbers and other intellectual property notices relating to the GlobeImmune Licensed Patents in such a manner as may be required by Laws. At GlobeImmune’s request, Celgene, in good faith, shall consider whether to include a notice on packaging and other related documentation associated with the Commercialization of any Licensed Product that such Licensed Product is sold under a license from GlobeImmune and, as applicable, licensors of GlobeImmune.

4.8 Manufacture and Supply. GlobeImmune shall be responsible for making or having made all of its requirements of any Collaboration Compound, including for example requirements for Clinical Trials, prior to exercise by Celgene of its Celgene Program Option with respect to such Collaboration Compound. Beginning on the date of exercise of a Celgene Program Option, and thereafter during the Term subject to the following sentence, Celgene shall obtain exclusively from GlobeImmune or a GlobeImmune authorized Third Party

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second source of supply, and GlobeImmune shall supply, either directly or through one or more GlobeImmune authorized Third Party second source of supply, to Celgene, Celgene’s requirements for the applicable Celgene Development Compound for Development and Commercialization purposes pursuant to the terms and conditions of a supply agreement to be negotiated in good faith and mutually agreed upon within one hundred eighty (180) days after the Effective Date (the “Supply Agreement”). The Supply Agreement shall contain terms and conditions consistent with the terms set forth on Exhibit 4.8 and shall provide that Celgene shall have an option to manufacture each Licensed Product, subject to the payment of the fee, if applicable, set forth on Exhibit 4.8. Accordingly, GlobeImmune reserves the exclusive right to manufacture and supply any and all Collaboration Compounds, including any and all Celgene Development Compounds, except in accordance with the Supply Agreement and the terms of Exhibit 4.8.

4.9 Exercise Through Affiliates and Sublicensees. Celgene may exercise its rights and perform its obligations hereunder itself or through its Affiliates and Sublicensees.

5. LICENSES; TECHNOLOGY TRANSFER; EXCLUSIVITY.

5.1 License to Celgene for Celgene Development Compounds and Licensed Products.

5.1.1 Licensed Intellectual Property. Subject to the terms and conditions of this Agreement (including the reservation of rights in Sections 4.8 and 5.4, and the payment by Celgene of all amounts as and when such amounts become due and payable under this Agreement), GlobeImmune hereby grants to Celgene and its Affiliates the exclusive (even as to GlobeImmune and its Affiliates), worldwide, nontransferable (except as provided in Section 13.4) license, with the right to grant sublicenses solely in accordance with Section 5.2, under the Licensed Intellectual Property, to use, sell, offer to sell, import, make and have made (in accordance with Section 4.8), and otherwise Develop, Commercialize or manufacture (in accordance with Section 4.8) any Celgene Development Compound and any Licensed Product containing any such Celgene Development Compound, during the Term, in the Territory in the Field, such license to be effective upon Celgene’s exercise of a Celgene Program Option for the Collaboration Compound corresponding to such Celgene Development Compound in accordance with the terms of this Agreement; provided that GlobeImmune reserves the right to make and have made Celgene Development Compound(s) and Licensed Product(s) solely to perform its obligations under Section 4.8.

5.1.2 Trademarks for Licensed Products. To the extent that GlobeImmune owns any Trademark(s) that pertain specifically to a Licensed Product in a Program for which Celgene has exercised its Celgene Program Option, GlobeImmune hereby grants to Celgene and its Affiliates an exclusive right and license, with the right to grant sublicenses solely in accordance with Section 5.2, to Trademark(s) Controlled by GlobeImmune solely for use with respect to such Licensed Product, at no additional cost to Celgene. All representations of such Trademarks that Celgene or its Affiliates or Sublicensees intends to use, if not previously approved by GlobeImmune, will first be submitted to GlobeImmune for

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approval, such approval not to be unreasonably withheld. GlobeImmune will have ten (10) Business Days to review the representation of the GlobeImmune Trademarks. If GlobeImmune does not provide written notice of its approval or disapproval (together with its reasons for such disapproval) within such ten (10) Business Day period, GlobeImmune will be deemed to have approved such representation. The foregoing license also includes the right and license to use GlobeImmune’s name and logo as permitted under Section 5.3.

5.2 Sublicenses. Celgene and its Affiliates shall have the right to grant sublicenses under the rights licensed to Celgene and its Affiliates under Section 5.1 solely in accordance with this Section 5.2, as follows:

5.2.1 such Sublicense shall refer to this Agreement and shall be subordinate to and consistent with the terms and conditions of this Agreement and the Parent Licenses, and shall not limit the ability of Celgene (individually or through the activities of its Sublicensee) to fully perform all of its obligations under this Agreement or GlobeImmune’s rights under this Agreement;

5.2.2 in such Sublicense, the Sublicensee shall agree to be subject to, and bound by, the terms and conditions of the Third Party license agreement(s) set forth in Schedule B to the same extent as Celgene has agreed in Section 5.4, but only to the extent such Third Party license agreement applies to the rights sublicensed to Celgene and its Affiliates by GlobeImmune under such Third Party license agreement;

5.2.3 promptly after execution of the Sublicense, Celgene shall provide to GlobeImmune a summary of such Sublicense or, if required by the Parent Licenses, a copy of such Sublicense. Such Sublicense shall be treated as Celgene Confidential Information hereunder;

5.2.4 Celgene shall remain responsible for the performance of this Agreement and the performance of its Sublicensees hereunder, including the payment of all payments due, and making reports and keeping books and records, and shall cause such Sublicensee to enable Celgene to comply with the terms and conditions of this Agreement;

5.2.5 except as otherwise provided in the Sublicense, if this Agreement terminates for any reason, any Sublicensee shall, from the effective date of such termination, automatically become a direct licensee of GlobeImmune with respect to the rights licensed to Celgene hereunder and sublicensed to the Sublicensee by Celgene; provided, however, that such Sublicensee is not in breach of its Sublicense and continues to perform thereunder;

5.2.6 Such Sublicensees shall have the right to grant further Sublicenses of same or lesser scope as its sublicense from Celgene and its Affiliates under the grants contained in Section 5.1 (the other party to such further sublicense also being a “Sublicensee”); provided that such further sublicenses shall be in accordance with and subject to all of the terms and conditions of this Section 5.2 and Section 5.4 (i.e., such initial Sublicensee shall be subject to this Section 5.2 in the same manner and to the same extent as Celgene); and

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5.2.7 Celgene, and any Sublicensee, as applicable, shall bear any and all sublicense fees payable in connection with the grant, by Celgene and such Sublicensee, respectively, of sublicense rights pursuant to [*] and [*].

5.3 Use of Names; Logo. To the extent permitted under Laws, Celgene may include on the packaging and labeling for Licensed Products both Celgene and GlobeImmune names and logos. Except as set forth in Section 5.1.2, no right or license, express or implied, is granted to Celgene to use any Trademark owned or otherwise Controlled by GlobeImmune or any of its Affiliates. Celgene, at its sole cost and expense, shall be responsible for the selection, registration, and maintenance of all Trademarks which it employs in connection with its activities conducted pursuant to this Agreement.

5.4 No Implied Licenses; Retained Rights; Government Rights; Parent Licenses.

5.4.1 No Implied Licenses; Retained Rights. No license or other right is or shall be created or granted hereunder by implication, estoppel, or otherwise. All licenses and rights are or shall be granted only as expressly provided in this Agreement. All rights not expressly granted by GlobeImmune under this Agreement are reserved by GlobeImmune and may be used by GlobeImmune for any purpose.

5.4.2 Reservation of Government Rights; Reservation of Academic Rights. This Agreement is expressly subject to the following reservation of rights:

(a) This Agreement is subject to the reservation on behalf of the U.S. government under [*], and the obligation to grant, upon request, certain research licenses or sublicenses to the extent required for public health and safety under [*].

(b) This Agreement is subject to all of the terms and conditions of Title 35 of the United States Code Sections 200 through 204, as required under [*]. Celgene agrees to take all action necessary on its part to enable GlobeImmune to satisfy its obligations under such Laws to the extent applicable to the GlobeImmune Licensed Patents, including complying with the applicable sections with respect to the engagement of U.S. manufacturers (unless an appropriate waiver is obtained from the United States Government). Upon reasonable request by either Party, the other Party shall cooperate fully in requesting and obtaining any waiver with respect to any requirements of 35 U.S.C. § 204 applicable to the GlobeImmune Licensed Patents that is necessary, and in securing the support of the relevant licensor of the GlobeImmune Licensed Patents for such request.

(c) This Agreement is subject to the reservation by [*] rights to use the Licensed Intellectual Property licensed to GlobeImmune thereunder for academic and research purposes.

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5.4.3 Parent Licenses.

(a) Acknowledgement. Except as provided in Section 5.4.3(b), GlobeImmune acknowledges that it is responsible for the fulfillment of its obligations under the Parent Licenses and agrees to fulfill the same, including any provisions necessary to maintain in effect any rights sublicensed to Celgene hereunder and the exclusive nature of such rights, subject to Celgene’s compliance with its obligations hereunder. In the event of any conflict between the terms of this Agreement and the Parent Licenses, the Parties will discuss in good faith how to address the conflict; provided that, if the Parties are unable to agree on how to address the conflict, the terms of this Agreement shall govern. [*].

(b) Incorporation of Certain Provisions. Celgene acknowledges and agrees that it shall be bound by the following provisions of the Parent Licenses, as a sublicensee of the rights licensed to GlobeImmune thereunder and only to the extent applicable to the rights sublicensed to Celgene hereunder and to the extent that Celgene exercises its Celgene Program Option with respect to any Program:

(i) [*];

(ii) [*]; and

(iii) [*].

Furthermore, Celgene acknowledges that GlobeImmune is required to share certain reports and copies of Sublicenses provided by Celgene to GlobeImmune hereunder with the licensors under the Parent Licenses [*], and Celgene consents to the sharing of such reports and such copies of Sublicenses to the extent required under such Parent Licenses pursuant to Section 9.3(e) hereunder.

(c) Covenants Regarding the Parent Licenses. GlobeImmune agrees that during the Term:

(i) GlobeImmune shall not modify or amend the Parent Licenses in any way without Celgene’s prior written consent, such consent not to be unreasonably withheld;

(ii) GlobeImmune shall not terminate the Parent Licenses in whole or in part, without Celgene’s prior written consent;

(iii) GlobeImmune shall be solely responsible for, and shall make, all royalty payments, milestone payments, yearly fees, sublicensee fees, Prosecution fees, and all other payments owed to the licensors under and pursuant to the Parent Licenses, excluding any and all sublicense fees payable in connection with the grant by Celgene of sublicense rights under [*], which amounts shall be borne solely by Celgene pursuant to Section 5.2.7;

(iv) GlobeImmune shall not exercise or fail to exercise any of GlobeImmune’s rights or obligations under the Parent Licenses that relate to the

33

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Licensed Products or Celgene’s rights hereunder if such exercise or failure to exercise would adversely affect Celgene, Celgene’s rights, or its economic interest under this Agreement, in each case, without the prior written consent of Celgene; and, at the reasonable request of Celgene, GlobeImmune shall exercise such rights and make such requests as are permitted under the Parent Licenses;

(v) GlobeImmune shall promptly furnish Celgene with copies of all reports and other communications that GlobeImmune furnishes to the licensors under the Parent Licenses to the extent that such reports relate to this Agreement;

(vi) GlobeImmune shall promptly furnish Celgene with copies of all reports and other communications that GlobeImmune receives from the licensors under the Parent Licenses that relate to the subject of this Agreement;

(vii) GlobeImmune shall furnish Celgene with copies of all notices received by GlobeImmune relating to any alleged breach or default by GlobeImmune under the Parent Licenses within three (3) Business Days after GlobeImmune’s receipt thereof; in addition, if GlobeImmune should at any time breach the Parent Licenses or become unable to timely perform its obligations thereunder, GlobeImmune shall immediately notify Celgene;

(viii) If GlobeImmune cannot or chooses not to cure or otherwise resolve any alleged breach or default under the Parent Licenses, GlobeImmune shall so notify Celgene within five (5) Business Days of such decision, which shall not be less than fifteen (15) Business Days prior to the expiration of the cure period under the Parent Licenses; provided that GlobeImmune shall use Commercially Reasonable Efforts to cure any such breach or default;

(ix) Celgene, in its sole discretion, shall be permitted (but shall not be obligated), on behalf of GlobeImmune, to cure any breach or default under the Parent Licenses in accordance with the terms and conditions of the Parent Licenses or otherwise resolve such breach directly with the licensors under the Parent Licenses; and, if Celgene pays any such licensor any amounts owed by GlobeImmune under the Parent Licenses, Celgene may deduct such amounts from payments Celgene is required to make thereafter to GlobeImmune hereunder or, at Celgene’s election, may otherwise seek reimbursement of such amounts from GlobeImmune; and

(x) GlobeImmune shall not institute any arbitration or legal action under [*], without Celgene’s prior written consent; provided that such consent shall not be required if GlobeImmune posts a bond (in amount and form reasonably acceptable to Celgene) to cover any and all costs and fees that would be due to [*] if GlobeImmune were to be the non-prevailing party of such arbitration or legal action; provided that GlobeImmune will notify Celgene of any event described in Section 5.4.3(c)(iv) above, regardless of whether or not the event would adversely affect Celgene, Celgene’s rights, or its economic interests.

34

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

(d) Survival of Celgene’s Rights. GlobeImmune and Celgene acknowledge that:

(i) [*];

(ii) [*];

(iii) [*].

The Parties agree that termination of any Parent License, without Celgene’s prior written consent, not to be unreasonably withheld, delayed, or conditioned, shall be deemed a material breach of this Agreement by GlobeImmune; provided that (A) if Celgene’s breach of this Agreement results in a breach of the Parent Licenses, Celgene agrees to use Commercially Reasonable Efforts to assist GlobeImmune in curing such breach of the Parent Licenses, and (B) if Celgene’s breach of this Agreement results in a termination of the Parent Licenses, such termination of the Parent Licenses shall not be deemed a material breach by GlobeImmune of this Agreement. If any Parent License terminates and Celgene makes any payments to cure any uncured payment breaches of GlobeImmune under such license in order for Celgene to have a direct license with the licensor of such license, then (x) Celgene may deduct such amounts from payments Celgene is required to make to GlobeImmune or, at Celgene’s election, may otherwise seek reimbursement of such amounts from GlobeImmune; and (y) a cure by Celgene under the survival provision of the Parent License (so as to enable Celgene to have a direct license) shall not be deemed a cure under Section 5.4.3(c)(ix) hereof.

(e) [*]

(f) [*]

(g) Reports Under Parent Licenses. In addition to providing royalty reports to GlobeImmune pursuant to Section 6.4, Celgene, in its sole discretion, may also provide copies of such reports to the applicable licensors under the Parent Licenses.

5.5 Technology Transfer by GlobeImmune after Exercise by Celgene of a Celgene Program Option. As soon as reasonably practical after Celgene exercises its Celgene Program Option for a Collaboration Compound, GlobeImmune shall transfer to Celgene, at no cost to Celgene, all GlobeImmune Licensed Know-How, materials, and other information in GlobeImmune’s possession and Control or reasonably available to GlobeImmune that are necessary or useful for the exercise by Celgene and its Affiliates of the rights granted under Section 5.1 with respect to such Collaboration Compound. In addition, GlobeImmune shall provide all reasonable assistance, including making its personnel reasonably available for meetings or teleconferences, to support and assist Celgene in the Development and Commercialization of the Licensed Product or Celgene Development Compound. The costs and expense incurred by GlobeImmune in connection with such assistance shall be provided at no cost to Celgene for the first ninety (90) days following completion of the transfer and thereafter will be provided on an FTE basis at the FTE Rate.

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

5.6 Exclusivity. During the Term, except in connection with GlobeImmune’s performance under this Agreement, GlobeImmune will not (a) engage in the research, discovery, optimization, development or commercialization of any products that are directed to any oncology target, or that have oncology uses, outside of this Agreement on its own or with or through any Third Party or (b) seek or obtain regulatory approval for or market or promote a product in the field of oncology; provided that the foregoing shall not prohibit GlobeImmune from performing under any applicable agreement set forth on Schedule A or Schedule B as of the Effective Date so long as any resulting compounds are subject to the terms and conditions of this Agreement, including Celgene’s option rights. Notwithstanding the foregoing, following (i) the expiration of a Celgene Program Option for a Program pursuant to Section 4.1 without Celgene’s exercise of the Celgene Program Option for such Program, or (ii) termination of a Program, GlobeImmune shall be free to research, optimize, develop or commercialize, either on its own or with or through a Third Party, any GlobeImmune Development Compound within any such Program for any oncological use [*], GlobeImmune will provide notice to Celgene of any oncological uses prior to performing any activities with respect thereto.

5.7 Challenge of Certain Patents. If Celgene or any Affiliate of Celgene challenges the validity, scope, or enforceability of any Patent included in the GlobeImmune Licensed Patents that is directed to a Licensed Product and the outcome of such challenge is that any such challenged GlobeImmune Licensed Patent that is directed to a Licensed Product is valid and enforceable in full, then Celgene shall reimburse GlobeImmune for [*] of any attorneys fees incurred by GlobeImmune in connection with such challenge. If a Sublicensee of Celgene challenges the validity, scope, or enforceability of any Patent included in the GlobeImmune Licensed Patents that is directed to a Licensed Product that are sublicensed to such Sublicensee and the outcome of such challenge is that any such challenged GlobeImmune Licensed Patent that is directed to a Licensed Product is valid and enforceable in full, then such Sublicensee shall be required to reimburse GlobeImmune for any attorneys fees incurred by GlobeImmune in connection with such challenge. Celgene shall include provisions in all agreements with Sublicensees that requires such Sublicensee to reimburse GlobeImmune as provided in the foregoing sentence or, if the Sublicensee fails to do so, Celgene shall terminate its Sublicense with such Sublicensee.

6. FINANCIAL TERMS.

6.1 Equity Investment. Celgene, upon the Effective Date, shall purchase Ten Million Dollars ($10,000,000) of Series D Preferred Stock of GlobeImmune, pursuant to the terms and conditions of that certain Stock Purchase Agreement of even date herewith and effective as of the Effective Date (the “Stock Purchase Agreement”) at a price per share as set forth in the Stock Purchase Agreement.

6.2 Milestone Payments to GlobeImmune. To fund the research and Development work to be performed by GlobeImmune under this Agreement, Celgene shall make milestone payments to GlobeImmune upon achievement of each of the milestone events in the amounts set forth in Sections 6.2.1 through 6.2.5. Except as otherwise specifically indicated, each milestone payment set forth in Sections 6.2.1 through 6.2.5 will be payable by Celgene to

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

GlobeImmune after achievement of the specified milestone event by Celgene and within the applicable time periods set forth in Sections 6.2.1 through 6.2.5. Such milestone payments shall not be refundable or returnable in any event, nor shall they be creditable against royalties or other payments.

6.2.1 Research and Development Milestone Payment. To fund the research and Development work to be performed by GlobeImmune under this Agreement, Celgene, within ten (10) Business Days following the Effective Date, shall pay to GlobeImmune a milestone payment of Thirty Million Dollars ($30,000,000). GlobeImmune covenants and agrees that substantially all such funds will be used by GlobeImmune exclusively for the Development of Collaboration Compounds and not for any other purpose.

6.2.2 Research and Development Milestones for the GI-4000 Program. If Celgene exercises the Celgene Program Option with respect to the GI-4000 Program, in consideration of the research and Development work performed by GlobeImmune under this Agreement for the GI-4000 Program, Celgene shall pay, within thirty (30) days following the date of achievement of each milestone below (or, if achievement of such milestone is within the control of GlobeImmune, within thirty (30) days following Celgene’s receipt of notice of the achievement of such milestone), to GlobeImmune the following milestone payments once each upon the achievement of the designated milestone events. Each payment will be made once regardless of how many Collaboration Compounds in the GI-4000 Program may achieve each milestone event.

Milestone Event	Payment
[*]	[*	]
[*]	[*	]
[*]	[*	]
[*]	[*	]
[*]	[*	]
[*]	[*	]
[*]	[*	]
[*]	[*	]
[*]	[*	]
[*]	[*	]
[*]	[*	]
[*]	[*	]
[*]	[*	]
[*]	[*	]
[*]	[*	]
Total for GI-4000 Program	[*	]

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

*	For purposes of this Section 6.2.2, [*]

6.2.3 Research and Development Milestones for Drug Candidates Other than the GI-4000 Program. If Celgene exercises the Celgene Program Option with respect to a Program containing any of GI-10000, GI-6200, or GI-3000, in consideration of the research and Development work performed by GlobeImmune under this Agreement for such GI-1000, GI-6200, or GI-3000 Program, as applicable, Celgene will pay, within thirty (30) days following the date of achievement of each milestone below (or, if achievement of such milestone is within the control of GlobeImmune, within thirty (30) days following Celgene’s receipt of notice of the achievement of such milestone), to GlobeImmune the following milestone payments once each upon the achievement of the designated milestone events per each Program. Each payment will be made once regardless of how many Collaboration Compounds in the Program may achieve each milestone event. If any milestone event relating to development (excluding Regulatory Approval milestones) is achieved, all previously listed development milestone events, if not already achieved, shall be considered to be simultaneously achieved.

Milestone Event	Payment
[*]	[*	]
[*]	[*	]
[*]	[*	]
[*]	[*	]
[*]	[*	]
Total Per Drug Candidate Program	[*	]

6.2.4 Research and Development Milestones for Future Programs. If Celgene exercises the Celgene Program Option with respect to any Future Program, in

38

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

consideration of the research and Development work performed by GlobeImmune under this Agreement for such Future Program, within thirty (30) days following the later of (a) the date of achievement of each milestone below (or, if achievement of such milestone is within the control of GlobeImmune, within thirty (30) days following Celgene’s receipt of notice of the achievement of such milestone) and (b) the date on which GlobeImmune has [*], Celgene will pay to GlobeImmune the following milestone payments once each upon the achievement of the designated milestone events per each Future Program. If the JRC unanimously agrees, the JRC may recommend to Celgene that Celgene pay an applicable milestone relating to a Future Program pursuant to clause (a) of this Section 6.2.4 even if the events described in clause (b) of this Section 6.2.4 have not been achieved, and Celgene may elect, in its sole discretion, to pay the applicable milestone early. In the event that payment by Celgene of any milestone has not been made pursuant to the terms of this Section 6.2.4, and a subsequent milestone event is achieved and payment corresponding to such subsequent milestone is made by Celgene, all previously achieved and unpaid milestone payments will be paid. Each payment will be made once with respect to each Future Program regardless of how many Celgene Development Compounds in the Future Program may achieve each milestone event and regardless of the total number of compounds (i.e., the total of the Future Program Compound and any and all Follow-On Compounds with respect to such Future Program Compound) that come out of the Future Program. If any milestone event relating to development is achieved for a Future Program (i.e., [*]), all previously listed development milestone events for such Future Program, if not already achieved, would be considered to be simultaneously achieved.

Milestone Event	Payment
[*]	[*	]
[*]	[*	]
[*]	[*	]
[*]	[*	]
[*]	[*	]
[*]	[*	]
[*]	[*	]
[*]	[*	]
Total Per Future Program Compound Program	[*	]

6.2.5 Net Sales Milestones. In consideration of the research and Development work to be performed by GlobeImmune under this Agreement, the following Net

39

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Sales threshold milestone payments will be paid, on a Program-by-Program basis, the first time in any Calendar Year that the total aggregate Net Sales of all Licensed Products containing a Celgene Development Compound in a particular Program in a Calendar Year by Celgene, its Affiliates and its Sublicensees in the Territory reach the amounts set forth in the table in this Section 6.2.5 below. Each payment will be made only once for each Program.

Cumulative Net Sales for Licensed Products in a Program worldwide	Payment
[*]	[*	]
[*]	[*	]
[*]	[*	]

6.3 Royalty Payments to GlobeImmune.

6.3.1 Royalty Rate. As consideration for the license rights granted to Celgene under this Agreement, including pursuant to Section 5.1, Celgene will pay GlobeImmune royalties on Net Sales by Celgene, its Affiliates and its Sublicensees of all Licensed Products, the manufacture, use, sale, offer for sale, or importation of which is covered or claimed by a Valid Claim of a GlobeImmune Licensed Patent (as determined on a Licensed Product-by-Licensed Product basis and a country-by-country basis), during a Calendar Year, on a Licensed Product-by-Licensed Product basis, in any countries of the Territory in which the Licensed Product is sold, during the Royalty Term for such Licensed Product, in the amounts as follows:

Net Sales in the Territory in a Calendar Year Per Each Licensed Product	Royalty Rate
[*]	[*	]
[*]	[*	]
[*]	[*	]

6.3.2 Royalty Adjustment. The following royalties adjustments will apply:

(a) With respect to any Licensed Product manufactured, used, sold, offered for sale, or imported during the Royalty Term in any country of the Territory either (i) in which there is a Valid Claim of a GlobeImmune Licensed Product that covers or claims the manufacture, use, sale, offer for sale, or importation of such Licensed Product (as determined on a Licensed Product-by-Licensed Product basis and a country-by-country basis) and in which country any Generic Version of such Licensed Product is sold by any Third Party (other than a

40

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Sublicensee) or (ii) in which there is no Valid Claim of a GlobeImmune Licensed Patent that covers or claims the manufacture, use, sale, offer for sale, or importation of such Licensed Product (as determined on a Licensed Product-by-Licensed Product basis and a country-by- country basis) but such Licensed Product uses GlobeImmune Licensed Know-How, the amount payable on sales of such Licensed Product in such country shall be [*]. In the event of any such adjustment, such adjustment shall be applied with respect to sales in the applicable country beginning on the date that the foregoing conditions in this Section 6.3.2 are satisfied, and to the rate that then is, or thereafter, becomes in effect, and ending upon the earlier of the expiration of the applicable Royalty Term or the date upon which the foregoing conditions in this Section 6.3.2 cease to be satisfied.

(b) If, during the Term, Celgene, its Affiliates or its Sublicensees are obligated to pay royalties to a Third Party under an agreement with respect to the sales of a Licensed Product in any country in the Territory (a “Third Party Royalty Payment”), the royalties payable under Section 6.3, in each case with respect to such Licensed Product in such country in the Territory, shall be [*]; provided, however, [*]; and provided further [*].

6.3.3 Incremental Royalties. The royalty rates set forth in Section 6.3.1 are incremental rates, which apply only for the respective increment of annual Net Sales described in the annual Net Sales column. Thus, once a total annual Net Sales figure is achieved for a Calendar Year, the royalties owed on any lower tier portion of annual Net Sales are not adjusted up to the higher tier rate for such Calendar Year. Furthermore, the obligation to pay royalties pursuant to Section 6.3 is imposed only once with respect to the same unit of a Licensed Product, regardless of how many GlobeImmune Licensed Patents or other Licensed Intellectual Property may cover or claim the Licensed Product or whether such Licensed Product, its manufacture, use, offer for sale, sale, or importation is covered or claimed by more than one GlobeImmune Licensed Patent.

6.4 Royalty Payment Reports. After the First Commercial Sale of a Licensed Product and for the Royalty Term, Celgene shall furnish to GlobeImmune a written report, within forty-five (45) days after the end of each Calendar Quarter (or portion thereof if this Agreement terminates during a Calendar Quarter), showing the amount of royalty due for such Calendar Quarter (or portion thereof). Royalty payments for each Calendar Quarter shall be due at the same time as such written report for the Calendar Quarter. With each quarterly payment, Celgene shall deliver to GlobeImmune a full and accurate accounting to include at least the following information:

6.4.1 the Net Sales for the applicable Licensed Product by Celgene, its Affiliates, and Sublicensees in the currency in which sales were made and in Dollars after the application of the exchange rate during the reporting period as reported in Section 6.4.3;

6.4.2 the royalties payable in Dollars which shall have accrued hereunder in respect of such Net Sales and the basis for calculating those royalties;

41

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

6.4.3 the exchange rates and other methodology used in converting into Dollars, from the currencies in which sales were made;

6.4.4 dispositions of Licensed Products other than pursuant to sale for cash; and

6.4.5 withholding taxes, if any, required by Laws to be deducted in respect of such royalties.

6.5 Manner of Payment. All payments to be made by Celgene hereunder shall be made in Dollars by wire transfer of immediately available funds to such U.S. bank account as shall be designated by GlobeImmune. Late payments shall bear interest at the rate provided in Section 6.10.

6.6 Records Retention. Commencing with the First Commercial Sale of a Licensed Product by Celgene, Celgene shall keep, and shall cause each of its respective Affiliates and Sublicensees, if any, to keep, full and accurate books of accounting in accordance with GAAP, containing all particulars that may be necessary for the purpose of calculating all royalties payable to GlobeImmune under this Article 6, for a period of five (5) years after the Calendar Year in which such sales occurred, in sufficient detail to permit GlobeImmune to confirm the accuracy of royalties paid hereunder. Such books of accounting (including those of Celgene’s Affiliates and Sublicensees, if any) shall be kept at the principal place of business of Celgene, its Affiliates, or its Sublicensees, as applicable.

6.7 Audits. During the Term and for a period of five (5) years thereafter, Celgene shall permit an independent, certified public accountant of nationally recognized standing appointed by GlobeImmune, and reasonably acceptable to Celgene, at reasonable times and upon reasonable notice, but in no case more than once per Calendar Year, to examine (but not copy) such records as may be necessary for the sole purpose of verifying the calculation and reporting of Net Sales and the correctness of any payment made under this Agreement for any period within the preceding five (5) years; provided that GlobeImmune shall only be entitled to one audit following expiration or termination of this Agreement. Results of any such examination shall be made available to both Celgene and GlobeImmune. The independent, certified public accountant shall disclose to GlobeImmune only the amounts that the independent auditor believes to be due and payable hereunder to GlobeImmune, details concerning any discrepancy from the amount paid and the amount due, and shall disclose no other information revealed in such audit. Any and all records examined by such independent accountant shall be deemed Celgene’s Confidential Information which may not be disclosed by said independent, certified public accountant to any Third Party, and Celgene may require such accountant to enter into an appropriate written agreement obligating it to be bound by obligations of confidentiality and restrictions on use of such Confidential Information that are no less restrictive than the obligations set forth in Article 9. If, as a result of any inspection of the books and records of Celgene, it is shown that payments under this Agreement were less than the amount which should have been paid, then Celgene shall make all payments required to be made to eliminate any discrepancy revealed by such inspection within ninety (90) days. If, as a result of any

42

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

inspection of the books and records of Celgene, it is shown that payments under this Agreement were more than the amount which should have been paid, then GlobeImmune shall, at Celgene’s election, either make all payments required to be made to eliminate any discrepancy revealed by such inspection within ninety (90) days or credit such amounts to Celgene against future payments. GlobeImmune shall pay for such audits, except that in the event that the audited amounts were underpaid by Celgene by more than [*] of the undisputed amounts that should have been paid during the period in question as per the audit, Celgene shall pay the reasonable out-of-pocket costs of the audit.

6.8 Currency Exchange. All payments under this Agreement shall be payable, in full, in Dollars, regardless of the country(ies) in which sales are made. For the purposes of computing Net Sales of Licensed Products that are sold in a currency other than Dollars, such currency shall be converted into Dollars as calculated at the rate of exchange for the pertinent quarter or year to date, as the case may be, as used by Celgene in producing its quarterly and annual accounts, as confirmed by their respective auditors.

6.9 Taxes. In the event that Celgene is required to withhold any tax to the tax or revenue authorities in any country regarding any payment to GlobeImmune due to the Laws of such country, such amount shall be deducted from the payment to be made by Celgene, and Celgene shall promptly notify GlobeImmune of such withholding and, within a reasonable amount of time after making such deduction, furnish GlobeImmune with copies of any tax certificate or other documentation evidencing such withholding. Celgene and GlobeImmune agree to cooperate with each other in claiming exemptions from such deductions or withholdings under any agreement or treaty from time to time in effect. However, any such deduction or withholding shall be an expense of and borne solely by GlobeImmune.

6.10 Interest Due. Without limiting any other rights or remedies available to either Party, each Party shall pay the other interest on any payments that are not paid on or before the date such payments are due under this Agreement at a rate of [*] per annum or the maximum applicable legal rate, if less, calculated on the total number of days payment is delinquent.

6.11 Blocked Currency. If by Law or fiscal policy of a particular country, conversion into Dollars or transfer of funds of a convertible currency to the United States is restricted or forbidden, royalties accrued in such country shall be paid to GlobeImmune in the country in local currency by deposit in a local bank designated by GlobeImmune for such deposit, unless the Parties otherwise agree.

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

7. REPRESENTATIONS, WARRANTIES, AND COVENANTS; DISCLAIMERS; LIMITATION OF LIABILITY.

7.1 Mutual Representations and Warranties. Each Party represents and warrants to the other Party as of the Effective Date that:

7.1.1 such Party is duly organized, validly existing, and in good standing under the Laws of the jurisdiction of its incorporation and has full corporate power and authority to enter into this Agreement and to carry out the provisions hereof;

7.1.2 execution of this Agreement and the performance by such Party of its obligations hereunder have been duly authorized;

7.1.3 this Agreement has been duly executed and delivered on behalf of such Party, and constitutes a legal, valid, binding obligation, enforceable against it in accordance with the terms hereof;

7.1.4 the performance of this Agreement by it does not create a breach or default under any other agreement to which it is a party, which breach or default would adversely affect the other Party;

7.1.5 the execution, delivery, and performance of this Agreement by such Party does not conflict with any agreement, instrument, or understanding, oral or written, to which it is a party or by which it is bound, nor violate any Law of any court, governmental body or administrative or other agency having jurisdiction over such Party;

7.1.6 no government authorization, consent, approval, license, exemption of or filing or registration with any court or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, under any Laws currently in effect, is or will be necessary for, or in connection with, the transaction contemplated by this Agreement or any other agreement or instrument executed in connection herewith, or for the performance by it of its obligations under this Agreement and such other agreements, except as may be required under the Stock Purchase Agreement, to obtain HSR Act clearance (as further described in Section 4.1.6), or applicable Regulatory Approvals or Regulatory Filings related to the Development, Commercialization, or manufacture of Collaboration Compounds or Licensed Products; and

7.1.7 such Party has not employed and, to its knowledge, has not used a contractor or consultant that has employed, any individual or entity (i) debarred by the FDA (or subject to a similar sanction of EMEA or other applicable Regulatory Authority), (ii) who is the subject of an FDA debarment investigation or proceeding (or similar proceeding of EMEA or other applicable Regulatory Authority), or (iii) has been charged with or convicted under United States Law for conduct relating to the development or approval, or otherwise relating to the regulation of any Licensed Product under the Generic Drug Enforcement Act of 1992, in each case, in the conduct of its activities prior to the Effective Date.

7.2 Additional Representations and Warranties of GlobeImmune. GlobeImmune hereby represents and warrants to Celgene, as of the Effective Date, that:

7.2.1 GlobeImmune Controls the GlobeImmune Licensed Patents and GlobeImmune Licensed Know-How and is entitled to grant the licenses and options herein; and

44

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

GlobeImmune Licensed Patents existing as of the Effective Date constitute all of the Patents Controlled by GlobeImmune as of such date that are necessary or useful to Develop, Commercialize, or manufacture a Collaboration Compound or a Licensed Product;

7.2.2 there is no pending litigation, or to the knowledge of GlobeImmune threatened litigation, that alleges that the GlobeImmune Licensed Patents are invalid or unenforceable;

7.2.3 there is no pending litigation, or to the knowledge of GlobeImmune threatened litigation, that alleges that GlobeImmune’s activities with respect to Drug Candidates (and any Follow-On Compound with respect to such Drug Candidate) have infringed or misappropriated any intellectual property rights of any Third Party;

7.2.4 to the best of GlobeImmune’s knowledge as of the Effective Date, the practice of the Licensed Intellectual Property as contemplated under this Agreement will not infringe any intellectual property rights of any Third Party;

7.2.5 GlobeImmune has not, as of the Effective Date, granted any right or license to any Third Party relating to any of the GlobeImmune Licensed Patents or GlobeImmune Licensed Know-How that would conflict or interfere with any of the rights or licenses granted to Celgene hereunder;

7.2.6 the Parent Licenses are in full force and effect and have not been modified or amended;

7.2.7 neither GlobeImmune nor, to the knowledge of GlobeImmune, any licensor under the Parent Licenses is in default with respect to a material obligation under, and none of such parties has claimed or has grounds upon which to claim that the other party is in default with respect to a material obligation under, the Parent Licenses;

7.2.8 to the knowledge of GlobeImmune, the Patents Controlled by GlobeImmune pursuant to the Parent Licenses were not and are not subject to any restrictions or limitations except as set forth in the Parent Licenses, true and correct copies of which have been provided to Celgene;

7.2.9 GlobeImmune has not waived or allowed to lapse any of its rights under any Parent Licenses with respect to Collaboration Compounds or Licensed Products, and no such rights have lapsed or otherwise expired or been terminated;

7.2.10 (a) the GlobeImmune Licensed Patents owned by GlobeImmune or both Controlled by and Prosecuted by GlobeImmune and (b) to GlobeImmune’s knowledge, the GlobeImmune Licensed Patents Controlled but not Prosecuted by GlobeImmune have been filed and diligently Prosecuted in accordance with all applicable Laws in the Territory and have been maintained, with all applicable fees with respect thereto having been paid;

45

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

7.2.11 to the knowledge of GlobeImmune, without having obtained a legal opinion, each of the issued GlobeImmune Licensed Patents is valid and enforceable;

7.2.12 [*];

7.2.13 GlobeImmune has fulfilled its diligence obligations under [*] by satisfying the obligations of [*]; and

7.2.14 GlobeImmune has provided Celgene with true and correct copies of any and all material agreements in effect as of the Effective Date that involve or are directed to the use of the Licensed Intellectual Property or any Collaboration Compounds.

7.3 Mutual Covenants. Each Party hereby covenants to the other Party that:

7.3.1 all employees, agents, consultants, contactors, and subcontractors (as provided in Section 3.2.7) of such Party or its Affiliates working under this Agreement shall be under the obligation to assign all right, title and interest in and to their inventions and discoveries, whether or not patentable, if any, to such Party as the sole owner thereof;

7.3.2 such Party shall perform its activities pursuant to this Agreement in compliance with GLP, GCP, and GMP, in each case as applicable under the Laws of the country and the state and local government wherein such activities are conducted, and with respect to the care, handling and use in research and Development activities hereunder of any non-human animals by or on behalf of such Party, shall at all times comply (and shall ensure compliance by any of its subcontractors) with all Laws, and also with the standards in the pharmaceutical industry for the Development, Commercialization, and manufacture of pharmaceutical products;

7.3.3 Neither Party shall employ (or, to its knowledge, shall not use any contractor or consultant that employs) any individual or entity (i) debarred by the FDA (or subject to a similar sanction of EMEA or other applicable Regulatory Authority), (ii) who is the subject of an FDA debarment investigation or proceeding (or similar proceeding of EMEA or other applicable Regulatory Authority), or (iii) has been charged with or convicted under United States Law for conduct relating to the development or approval, or otherwise relating to the regulation of any Licensed Product under the Generic Drug Enforcement Act of 1992, in each case, in the conduct of its activities under this Agreement;

7.3.4 Neither Party shall, during the Term, grant any right or license to any Third Party relating to any of the intellectual property rights it Controls that would conflict or interfere with any of the rights or licenses granted to the other Party hereunder; and

7.3.5 Each Party shall perform its obligations and exercise its rights hereunder in compliance with all applicable material legal and regulatory requirements.

7.4 Additional Representations, Warranties, and Covenants of Celgene. Celgene hereby represents and warrants to GlobeImmune, as of the Effective Date, that Celgene has or will have the financial resources to carry out its obligations under this Agreement. If

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Celgene terminates this Agreement or an applicable Program pursuant to Section 11.3 (at-will termination), Celgene hereby covenants that Celgene will not Develop any Celgene Follow-On Compound (in the case of termination of this Agreement) or any Celgene Follow-On Compound with respect to a particular Collaboration Compound in the terminated Program (in the case of a termination of a Program), as applicable, in either case, which Celgene Follow-On Compound is covered by a Valid Claim in the GlobeImmune Licensed Patents as of the date of such termination.

7.5 DISCLAIMERS.

7.5.1 EXCEPT AS EXPRESSLY SET FORTH IN SECTIONS 7.1 THROUGH 7.4, GLOBEIMMUNE MAKES NO REPRESENTATIONS OR WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION ANY EXPRESS OR IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE GLOBEIMMUNE LICENSED PATENTS OR GLOBEIMMUNE LICENSED KNOW-HOW OR ANY LICENSE GRANTED BY GLOBEIMMUNE HEREUNDER, OR WITH RESPECT TO ANY COLLABORATION COMPOUNDS OR LICENSED PRODUCTS. EXCEPT AS EXPRESSLY SET FORTH IN SECTIONS 7.1 THROUGH 7.4, NOTHING IN THIS AGREEMENT SHALL BE CONSTRUED AS A REPRESENTATION OR WARRANTY THAT ANY PATENT OR OTHER PROPRIETARY RIGHTS INCLUDED IN THE GLOBEIMMUNE LICENSED PATENTS ARE VALID OR ENFORCEABLE OR THAT USE OF THE GLOBEIMMUNE LICENSED PATENTS AND GLOBEIMMUNE LICENSED KNOW-HOW CONTEMPLATED HEREUNDER DOES NOT INFRINGE ANY PATENT RIGHTS OR OTHER INTELLECTUAL PROPERTY RIGHTS OF ANY THIRD PARTY.

7.5.2 EXCEPT AS EXPRESSLY SET FORTH IN SECTIONS 7.1 THROUGH 7.4, CELGENE MAKES NO REPRESENTATIONS OR WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION ANY EXPRESS OR IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO ANY CELGENE CONFIDENTIAL INFORMATION OR ANY LICENSE GRANTED BY CELGENE HEREUNDER, OR WITH RESPECT TO ANY CELGENE DEVELOPMENT COMPOUNDS OR LICENSED PRODUCTS. NOTHING IN THIS AGREEMENT SHALL BE CONSTRUED AS A REPRESENTATION OR WARRANTY THAT ANY PATENT OR OTHER PROPRIETARY RIGHTS OF CELGENE ARE VALID OR ENFORCEABLE OR THAT THE USE OF ANY CELGENE INTELLECTUAL PROPERTY OR CELGENE CONFIDENTIAL INFORMATION DOES NOT INFRINGE ANY PATENT RIGHTS OR OTHER INTELLECTUAL PROPERTY RIGHTS OF ANY THIRD PARTY.

7.6 LIMITATION OF LIABILITY. EXCEPT FOR A BREACH OF ARTICLE 9, FOR CLAIMS OF A THIRD PARTY THAT ARE SUBJECT TO INDEMNIFICATION UNDER ARTICLE 10, OR FOR THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF SUCH PARTY, NEITHER PARTY SHALL BE LIABLE TO THE OTHER WITH RESPECT TO ANY SUBJECT MATTER OF THIS AGREEMENT,

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WHETHER UNDER ANY CONTRACT, NEGLIGENCE, STRICT LIABILITY OR OTHER LEGAL OR EQUITABLE THEORY, FOR ANY INCIDENTAL, INDIRECT, SPECIAL, EXEMPLARY, PUNITIVE, MULTIPLE, OR CONSEQUENTIAL DAMAGES (INCLUDING WITHOUT LIMITATION LOST PROFITS, LOSS OF USE, DAMAGE TO GOODWILL, OR LOSS OF BUSINESS).

8. INTELLECTUAL PROPERTY.

8.1 Ownership of Inventions. Inventorship of inventions conceived or reduced to practice in the course of activities performed under or contemplated by this Agreement shall be determined by application of U.S. patent Laws pertaining to inventorship. If such inventions are jointly invented by one or more employees, consultants or contractors of each Party, such inventions shall be jointly owned by the Parties (each such invention, a “Joint Invention”), and if one or more claims included in an issued Patent or pending Patent application which is filed in a patent office in the Territory claim such Joint Invention, such issued Patent or such pending Patent application shall be jointly owned by the Parties (each such patent application or patent, a “Joint Patent”). If such an invention is solely invented by an employee, consultant or contractor of a Party, such invention shall be solely owned by such Party, and any Patent application filed claiming such solely owned invention shall also be solely owned by such Party. Each Party shall enter into binding agreements obligating all employees, agents, consultants, contractors, and subcontractors (as provided in Section 3.2.7) performing activities under or contemplated by this Agreement, including activities related to the Programs, to assign his or her interest in any invention conceived or reduced to practice in the course of such activities to the Party for which such employee, consultant or contractor is providing its services. Subject to the rights granted under this Agreement, each Party shall have the right to practice and exploit Joint Inventions and Joint Patents, without any obligation to account to the other for profits, or to obtain any approval of the other Party to license, assign, or otherwise exploit Joint Inventions and Joint Patents, by reason of joint ownership thereof, and each Party hereby waives any right it may have under the Laws of any jurisdiction to require any such approval or accounting; and to the extent there are any applicable Laws that prohibit such a waiver, each Party will be deemed to so consent. Each Party agrees to be named as a party, if necessary, to bring or maintain a lawsuit involving a Joint Invention or Joint Patent.

8.2 Prosecution of GlobeImmune Licensed Patents and Joint Patents. Subject to the terms and conditions of the Parent Licenses to the extent such Parent License applies to the GlobeImmune Licensed Patents, the following provisions shall apply with respect to the GlobeImmune Licensed Patents and Joint Patents:

8.2.1 Prior to the exercise of a Celgene Program Option by Celgene, GlobeImmune, at its sole cost, shall be responsible for the Prosecution of the GlobeImmune Licensed Patents (excluding the Joint Patents). Following the exercise of a Celgene Program Option by Celgene, GlobeImmune, at its sole cost, shall continue to be responsible for the Prosecution of the GlobeImmune Licensed Patents (excluding the Joint Patents) (a) that are Platform Patents or (b) for which responsibility is not assumed by Celgene pursuant to Section 8.2.2. Notwithstanding the foregoing, if a Platform Patent has any claims that [*] then (i) the Parties will co-operate to [*]; and (ii) [*].

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8.2.2 Celgene shall be responsible for the Prosecution of the Joint Patents, the costs of which shall be borne jointly by Celgene and GlobeImmune. In addition, following the exercise of a Celgene Program Option by Celgene, Celgene, at its sole cost, shall be responsible for the Prosecution of all GlobeImmune Licensed Patents that relate to the Celgene Development Compound (and applicable Program) with respect to which Celgene exercised such Celgene Program Option or to a Licensed Product, but, in either case, excluding any Platform Patents (except as provided in Section 8.2.1). If GlobeImmune believes that any Joint Patent would be a Platform Patent but for the fact that Joint Patents are excluded from “Platform Patents” pursuant to Section 8.2.8(b), GlobeImmune will provide Celgene with written notice, and, if agreed to by Celgene, the Parties shall treat such Joint Patent as a Platform Patent under this Section 8.2, giving GlobeImmune the first right to Prosecute such Joint Patent in accordance with Section 8.2.1.

8.2.3 The Prosecuting Party will not knowingly permit any GlobeImmune Licensed Patent or Joint Patent for which it has the right to Prosecute to be abandoned in any country in the Territory, or elect not to file a new Patent application claiming priority to a Patent application within the GlobeImmune Licensed Patents or Joint Patents for which it has the right to Prosecute either before such Patent application’s issuance or within the time period required for the filing of an international (i.e., Patent Cooperation Treaty), regional (including the European Patent Office) or national Patent application, without the non- Prosecuting Party first being given an opportunity to assume full responsibility for the continued Prosecution of such GlobeImmune Licensed Patent or Joint Patent or the filing of such new Patent application (or any divisional or continuation applications) in accordance with this Section 8.2.3. The Prosecuting Party shall provide the non-Prosecuting Party with notice of the allowance and expected issuance date of any Patent within the GlobeImmune Licensed Patents and Joint Patents, and any applicable filing deadlines, and the Prosecuting Party shall provide the non-Prosecuting Party with prompt notice as to whether the Prosecuting Party desires to file such new Patent application. In the event that the Prosecuting Party decides either (a) not to continue the Prosecution of a Patent application or Patent within the GlobeImmune Licensed Patents and Joint Patents in any country or (b) not to file such new Patent application or any new divisional or continuation application requested to be filed by the non-Prosecuting Party, the Prosecuting Party shall provide the non-Prosecuting Party with notice of such decision at least forty-five (45) days prior to any pending lapse or abandonment (or last possible filing date) thereof or, if earlier, promptly after its election not to file such new Patent application, as applicable. In such event, to the extent permissible under the Parent Licenses to the extent such agreement applies to the GlobeImmune Licensed Patents, the Prosecuting Party shall provide the non-Prosecuting Party with an opportunity to assume responsibility for all costs reasonably associated with the filing and/or further Prosecution of such Patent application and any Patent issuing thereon (such filing to occur prior to the issuance of the Patent to which the application claims priority or expiration of the applicable filing deadline, as set forth above). In the event that the non-Prosecuting Party assumes such responsibility for such Prosecution costs, the non-Prosecuting Party shall have the right to transfer the responsibility for such Prosecution of such Patent applications and Patents to

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patent counsel selected by it and reasonably acceptable to the Prosecuting Party and, in such case, Sections 8.2.4 through 8.2.7 shall apply to such Patent applications and Patents (with such non-Prosecuting Party then being deemed the Prosecuting Party for such purposes). Such Patent applications and Patents shall otherwise continue to be subject to all of the terms and conditions of this Agreement in the same manner and to the same extent as the other GlobeImmune Licensed Patents and Joint Patents. In the event that the non-Prosecuting Party decides either (i) not to continue the Prosecution of any such Patent application or Patent in any country or (ii) not to file such new Patent application or any divisional or continuation applications, the non- Prosecuting Party shall comply with the terms of this Section 8.2.3 (with such non-Prosecuting Party then being deemed the Prosecuting Party for such purposes).

8.2.4 The Prosecuting Party shall be entitled to use patent counsel selected by it and reasonably acceptable to the non-Prosecuting Party (for avoidance of doubt, all references in this Article 8 to “patent counsel” shall include inside patent counsel as well as outside patent counsel), for the Prosecution of the Patents. The Prosecuting Party shall reasonably consult with the non-Prosecuting Party. The Prosecuting Party shall keep the non- Prosecuting Party fully informed of Prosecution and provide the non-Prosecuting Party with copies of material correspondence (including applications, office actions, responses, etc.) relating to Prosecution of any Patents being Prosecuted by such Prosecuting Party. The non-Prosecuting Party may provide comments and suggestions with respect to any material actions to be taken by the Prosecuting Party, and the Prosecuting Party shall take such comments into good faith consideration. The Prosecuting Party shall consult with the non-Prosecuting Party before taking any action that would have a material adverse impact on the scope of claims within the GlobeImmune Licensed Patents or Joint Patents, as applicable, and the Prosecuting Party shall take comments of the non-Prosecuting Party into good faith consideration.

8.2.5 In order to facilitate the non-Prosecuting Party’s right to comment, the Prosecuting Party shall provide copies of all such material correspondence and any proposed responses thereto by the Prosecuting Party at least thirty (30) days prior to any filing or response deadlines, or within five Business Days of the Prosecuting Party’s receipt of any official correspondence if such correspondence only allows for thirty (30) days or less to respond, and the non-Prosecuting Party shall provide any comments promptly and in sufficient time to allow the Prosecuting Party to meet applicable filing requirements. In no event shall the Prosecuting Party be required to delay any submission, filing or response past any deadline that is not extendable. Notwithstanding the foregoing, in the case of Platform Patents [*], then GlobeImmune shall provide Celgene with copies of all correspondence regarding the Prosecution of such Patents (a) with sufficient time for Celgene to comment and provide responses with respect to the claims that Celgene has the right to direct the Prosecution of and, (b) to the extent possible, at least sixty (60) days prior to any response being due to the applicable patent office.

8.2.6 Each Party acknowledges that, pursuant to [*], the applicable licensors thereunder Prosecute the GlobeImmune Licensed Patents covered by such agreements; provided that GlobeImmune may have certain rights to assume Prosecution under [*]. Each Party acknowledges that, pursuant to [*], GlobeImmune Prosecutes the GlobeImmune Licensed Patents covered by such agreement. GlobeImmune agrees to keep Celgene fully informed of

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these rights, as well as provide to Celgene all information and copies of documents received from the licensors under the Parent Licenses or their patent counsel relating to the GlobeImmune Licensed Patents covered by such agreements. To the extent that GlobeImmune is permitted to proceed with Prosecution or provide comments or suggestions to patent documents under any Parent License, then the GlobeImmune Licensed Patents under such Parent License shall be treated in the same manner as other GlobeImmune Licensed Patents under this Section 8.2, and GlobeImmune shall exercise all such rights with respect to such Patents pursuant to the instructions of Celgene, if Celgene is given the right to act under this Section 8.2.

8.2.7 GlobeImmune covenants and agrees that it shall not grant any Third Party any right to control the Prosecution of the GlobeImmune Licensed Patents or to approve or consult with respect to any GlobeImmune Licensed Patents licensed to Celgene hereunder, in any case, that is more favorable to the Third Party than the rights granted to Celgene hereunder or that otherwise conflicts with Celgene’s rights hereunder.

8.2.8 From time to time during the Term, upon the agreement of the Parties, negotiating in good faith, the Parties may amend Exhibit 1.91 [*]

8.3 Enforcement of GlobeImmune Licensed Patents and Joint Patents Against Infringers. Subject to the terms and conditions of the Parent Licenses to the extent such Parent License applies to the GlobeImmune Licensed Patents, the following provisions shall apply with respect to the GlobeImmune Licensed Patents and Joint Patents:

8.3.1 Notice. Each Party shall exercise reasonable diligence in identifying actual or potential infringements of any GlobeImmune Licensed Patent or any Joint Patent. In the event that GlobeImmune or Celgene become aware of any suspected infringement of any GlobeImmune Licensed Patent or any Joint Patent, or such GlobeImmune Licensed Patent or Joint Patent is challenged in any action or proceeding (other than any oppositions, cancellations, interferences, reissue proceedings, or reexaminations, which are addressed above) (any of the foregoing, an “Infringement Action”), such Party shall notify the other Party promptly, and following such notification, the Parties shall confer.

8.3.2 Enforcement by GlobeImmune.

(a) As between the Parties, (i) prior to the exercise of a Celgene Program Option by Celgene, GlobeImmune will have the first right, but not an obligation to, bring any Infringement Action with respect to the GlobeImmune Licensed Patents (excluding the Joint Patents), and (ii) following the exercise of a Celgene Program Option by Celgene, GlobeImmune will have the first right, but not an obligation to, bring any Infringement Action with respect to the Platform Patents (or, to the extent the Platform Patents have non- Platform Claims, then with respect to the Platform Claims) that are within GlobeImmune Licensed Patents (excluding the Joint Patents), in each case, at its own expense, in its own name and entirely under its own direction and control, subject to Section 8.3.4.

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(b) If Celgene has the first right to bring any Infringement Action with respect to the GlobeImmune Licensed Patents (including the Joint Patents) pursuant to Section 8.3.3 and elects not to timely settle or bring any action as described therein, then GlobeImmune shall have the right, but not the obligation, to bring such Infringement Action at its own expense, in its own name and entirely under its own direction and control, subject to Section 8.3.4.

8.3.3 Enforcement by Celgene.

(a) Celgene will have the first right, but not an obligation, to bring any Infringement Action with respect to the Joint Patents, at its own expense, in its own name and entirely under its own direction and control, subject to Section 8.3.4. If GlobeImmune believes that any Joint Patents (or claims therein) would be Platform Patents (or Platform Claims) but for the fact that Joint Patents are excluded from “Platform Patents” pursuant to Section 8.2.8(b), GlobeImmune will provide Celgene with written notice, and, if agreed to by Celgene, the Parties shall treat such Joint Patent (or applicable claims therein) as a Platform Patent (or Platform Claim) under this Section 8.3, giving GlobeImmune the first right to enforce such Joint Patent in accordance with Section 8.3.2(a).

(b) To the extent permissible under the Parent Licenses (to the extent such agreement applies to the GlobeImmune Licensed Patents), following the exercise of a Celgene Program Option by Celgene and thereafter during the Term, Celgene will have the first right, but not an obligation to, bring any Infringement Action with respect to the GlobeImmune Licensed Patents (excluding any Joint Patents, which are covered by Section 8.3.3(a), and excluding the Platform Claims) to the extent they relate to a Program for which such Celgene Program Option was exercised, at its own expense, in its own name and entirely under its own direction and control, subject to Section 8.3.4.

(c) If GlobeImmune has the first right to bring any Infringement Action with respect to the GlobeImmune Licensed Patents (including the Platform Claims) pursuant to Section 8.3.2(a) and elects not to timely settle or bring any action as described therein, then Celgene shall have the right, but not the obligation, to bring such action at its own expense, in its own name and entirely under its own direction and control, subject to Section 8.3.4.

(d) For infringement under 35 U.S.C. Section 271(e)(2) where Celgene has exercised a Celgene Program Option under Section 4.1 and where Celgene is the holder of the applicable Regulatory Approval, Celgene, to the extent permissible under the Parent Licenses to the extent such Parent Licenses apply to the GlobeImmune Licensed Patents, has the sole right to initiate legal action or proceedings to enforce all GlobeImmune Licensed Patents licensed to Celgene pursuant to Section 5.1 (excluding the Platform Claims) to the extent they relate to a Program for which such Celgene Program Option was exercised and all Joint Patents (excluding any Joint Patents (or claims therein) that are to be treated as Platform Patents (or Platform Claims) pursuant to Section 8.3.3(a)), in each case, against infringement or misappropriation by Third Parties or defend any declaratory judgment action relating thereto. Such activities shall be at the sole expense of Celgene.

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8.3.4 Procedure for Enforcement.

(a) The non-enforcing Party pursuant to Sections 8.3.2 and 8.3.3 shall reasonably assist the enforcing Party (at the enforcing Party’s expense) in any such action if so requested, and shall lend its name to such actions if reasonably requested by such enforcing Party or required by Laws. The non-enforcing Party shall have the right to participate and be represented in any such action by its own counsel at its own expense. The non-enforcing Party shall cooperate, at the enforcing Party’s cost and expense, with the enforcing Party in investigating or terminating any suspected infringement, whether through legal action, negotiation, or otherwise, including by producing all reasonably pertinent records, papers, information, samples, specimens, and similar items, and directing its employees to testify and grant interviews, upon the request of the enforcing Party. The enforcing Party will keep the non- enforcing Party reasonably informed of the status of the action. The enforcing Party will have an obligation to consult with the non-enforcing Party and will take any comments from the non- enforcing Party into good faith consideration with respect to the infringement, claim construction, or defense of the validity or enforceability of any claim in a GlobeImmune Licensed Patent or Joint Patent. The enforcing Party shall provide to the non-enforcing Party copies of any papers relating to the infringement and/or validity litigation of the involved GlobeImmune Licensed Patent or Joint Patent promptly upon their being filed or received.

(b) If GlobeImmune is the enforcing Party, no settlement of any such Infringement Action which restricts or adversely affects the scope of the licenses granted by GlobeImmune to Celgene under the terms of this Agreement (including the enforceability of a GlobeImmune Licensed Patent or Joint Patent), or which may adversely affect the Commercialization of a Licensed Product, will be entered into by GlobeImmune without the prior written consent of Celgene. If Celgene is the enforcing Party, no settlement of any such Infringement Action which restricts the scope, or adversely affects the enforceability, of a GlobeImmune Licensed Patent or Joint Patent shall be entered into by Celgene without the prior written consent of GlobeImmune, which consent shall not be unreasonably withheld, delayed, or conditioned. [*]

(c) If a Platform Patent with non-Platform Claims is involved in an Infringement Action pursuant to which GlobeImmune has the first right to enforce the Platform Claims of such Patent and Celgene has the first right to enforce the other claims of such Patent, and both Parties elect to exercise such right to enforce, then the Parties shall be co- plaintiffs in the Infringement Action and cooperate with each other; provided that Celgene’s counsel shall be lead counsel in such action. [*]

(d) In the event that (i) a Patent covered by one of the Parent Licenses is at issue in an action under this Section 8.3, (ii) GlobeImmune has a right to enforce the GlobeImmune Licensed Patents under such Parent License, and (iii) Celgene desires to enforce such Patent in accordance with the procedures under this Section 8.3, then GlobeImmune shall [*]

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8.3.5 Withdrawal. If either Party brings an action under this Section 8.3 and subsequently ceases to pursue or withdraws from such action, it shall promptly notify the other Party and the other Party may substitute itself for the withdrawing Party under the terms of this Section 8.3.

8.3.6 Damages. In the event that either Party exercises the rights conferred in this Section 8.3 and recovers any damages or other sums in such action or in settlement thereof, such damages or other sums recovered shall first be applied to [*]. Except as provided in Section 8.3.4(c), if after such reimbursement any funds shall remain from such damages or other sums recovered, [*]; provided that, to the extent the Parent Licenses apply to the GlobeImmune Licensed Patents in any action under this Section 8.3, any funds required to be shared with the licensors under such Parent Licenses shall be so shared and the remainder shall be allocated as provided in this Section 8.3.6.

8.4 Non-Collaboration Claims. GlobeImmune and Celgene acknowledge that some Platform Patents may have claims that are not Platform Claims and do not recite a Collaboration Compound, a Celgene Development Compound or a Licensed Product but instead solely recite a compound that is outside the scope of this Agreement [*] (such claims, the “Non-Collaboration Claims”). Celgene acknowledges that Celgene’s Prosecution and enforcement set forth in Section 8.2 and Sections 8.3.2 through 8.3.6 shall not apply to the Non-Collaboration Claims. If a GlobeImmune Licensed Patent has any Non-Collaboration Claims, then (i) the Parties will co-operate to file divisional or continuation applications to separate such Non- Collaboration Claims from the other GlobeImmune Licensed Patent claim(s); and (ii) to the extent such claim(s) cannot be so separated, GlobeImmune will solely control the Prosecution and enforcement of such Non-Collaboration Claims.

8.5 Patent Term Extension. GlobeImmune and Celgene shall each cooperate with one another and shall use Commercially Reasonable Efforts in obtaining patent term extension and Regulatory Exclusivity (including, for example, any pediatric exclusivity extensions as may be available) or supplemental protection certificates or their equivalents in any country with respect to Patents covering the Licensed Products, as applicable. If elections with respect to obtaining such patent term extensions, Regulatory Exclusivity, or supplemental protection certificates are to be made, Celgene shall have the right to make the election to seek patent term extension, Regulatory Exclusivity, or supplemental protection, provided that such election will be made so as to maximize the period of marketing exclusivity for the Licensed Product. For such purpose, for all Regulatory Approvals, Celgene shall provide GlobeImmune with written notice of any expected Regulatory Approval at least thirty (30) days prior to the expected date of Regulatory Approval, as well as notice within three (3) Business Days after receiving each Regulatory Approval confirming the date of such Regulatory Approval.

8.6 Notification of Patent Certification. Each of Celgene and GlobeImmune shall notify and provide the other Party with copies of any allegations of alleged patent

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invalidity, unenforceability, or non-infringement of a GlobeImmune Licensed Patent pursuant to a Paragraph IV Patent Certification by a Third Party filing an Abbreviated New Drug Application, an application under Section 505(b)(2) or other similar patent certification by a Third Party, and any foreign equivalent thereof. Such notification and copies shall be provided to the other Party within seven (7) days after a Party receives such certification. In addition, upon request of a Party, the other Party shall provide reasonable assistance and cooperation (including making available to such first Party documents possessed by such other Party that are reasonably required by such first Party and making available personnel for interviews and testimony) in any actions reasonably undertaken by such first Party in accordance with Section 8.3 to contest any such patent certification.

8.7 Regulatory Data Protection. To the extent required by or permitted by Law, each Party will use Commercially Reasonable Efforts to promptly, accurately and completely list, with the applicable Regulatory Authorities during the Term, all applicable GlobeImmune Licensed Patents for any Licensed Product Celgene intends to, or has begun to Commercialize, and that have become the subject of a marketing application submitted to FDA, including all so called “Orange Book” listings required under the Hatch-Waxman Act and all so called “Patent Register” listings as required in Canada. Prior to such listings, the Parties will meet to evaluate and identify all applicable Patents. Notwithstanding the preceding sentence, Celgene will retain final decision-making authority as to the listing of all applicable Patents for such compound.

8.8 Defense Against Claims of Infringement of Third Party Patents. If a Third Party asserts that a Patent or other right owned by it is or has been infringed by the manufacture, use, sale, offer for sale, or import of a Celgene Development Compound or Licensed Product in the Territory, the Party first obtaining knowledge of such a claim shall immediately provide the other Party notice of such claim through the JRC along with the related facts in reasonable detail. In such event, unless the Parties otherwise agree, Celgene shall have the first right, but not the obligation, at its expense, to control such defense with respect to such Celgene Development Compound or Licensed Product. Each Party shall cooperate with the defending Party, at the defending Party’s reasonable request and expense, and shall have the right to be represented separately by counsel of its own choice but at its own expense. The defending Party shall also control settlement of such claim; provided, however, that no settlement shall be entered into without the prior consent of the other Party if such settlement would adversely affect the rights and benefits of, or impose or adversely affect any obligations on, the other Party.

8.9 Third Party Agreements.

8.9.1 GlobeImmune shall promptly notify Celgene in writing of any intellectual property rights resulting from the Third Party agreement(s) set forth in Schedule A and Schedule B or any other Third Party agreement(s) existing as of the Effective Date relating to the rights and licenses granted to Celgene hereunder (including any clinical trial or supply agreements); provided that GlobeImmune shall provide such notice not more than fifteen (15) days after receiving notice from such Third Party or after the beginning of any option periods for

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the negotiation of any licenses under such agreements. If it is necessary to obtain one or more licenses with respect to such intellectual property rights resulting from any such Third Party agreement(s) set forth in Schedule A and Schedule B or otherwise existing as of the Effective Date relating to the rights and licenses granted to Celgene hereunder, then GlobeImmune shall be responsible for entering into a license, subject to the provisions of Section 8.9.4, with respect to such intellectual property rights. If GlobeImmune is unsuccessful in obtaining such rights, then Celgene shall have the right (but not the obligation) to negotiate and obtain rights from such Third Party at its sole discretion but with costs allocated as provided in Section 8.9.5. Unless otherwise agreed by the Parties in writing, GlobeImmune will seek exclusive rights under any such intellectual property rights pursuant to this Section 8.9.1, including under [*].

8.9.2 If either Party reasonably determines that any licenses to any Third Party intellectual property rights are necessary for (i) the Development or Commercialization of a Licensed Product, where such Third Party intellectual property rights are necessary for use of any compound in connection with the relevant Program, or for any license that may be required for the use or exploitation of Licensed Intellectual Property as contemplated under this Agreement for the discovery, research, manufacture, or use of any compound within a Program, or (ii) to manufacture or commercialize any Licensed Product, then such Party will notify the JRC.

8.9.3 Except as otherwise provided in Section 8.9.1, if the JRC determines (with GlobeImmune having the final decision-making authority for a decision related to clause (i) below, with both parties having to agree upon a decision related to clause (ii)(a) below, and with Celgene having the final decision-making authority for a decision related to clause (ii)(b) below) that it is necessary to obtain one or more licenses from one or more Third Parties for such Development and/or Commercialization, then the following will apply: (i) if the intellectual property rights to be licensed are directed to GlobeImmune’s technology as described in the Platform Patents, then GlobeImmune shall be entitled to negotiate the most favorable license, subject to the provisions of Section 8.9.4; and (ii) if the intellectual property rights to be licensed are directed to a Collaboration Compound(s) or Licensed Product(s) (excluding Platform Patents), then (a) prior to the exercise by Celgene of a Celgene Program Option with respect to any such Collaboration Compound or any such Licensed Product, GlobeImmune shall be entitled to negotiate the most favorable license, subject to the provisions of Section 8.9.4; and (b) after the exercise by Celgene of a Celgene Program Option with respect to any such Collaboration Compound or any such Licensed Product, Celgene shall be entitled to negotiate the most favorable license. For clarity, if the intellectual property rights are directed to a Collaboration Compound with respect to which Celgene has exercised its Celgene Program Option and a Collaboration Compound with respect to which Celgene has not exercised its option, Celgene shall nevertheless be entitled to negotiate the license. If the Party with the right to negotiate the license elects not to obtain rights to such Third Party intellectual property, or is unsuccessful in obtaining such rights, then the other Party shall have the right (but not the obligation) to negotiate and obtain rights from such Third Party at its sole discretion and expense; provided that, [*].

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8.9.4 If GlobeImmune is the party designated to pursue the license, then the following shall apply: (i) GlobeImmune shall keep Celgene fully informed of the status of the negotiations with the Third Party and provide Celgene with copies of all draft agreements; (ii) Celgene may provide comments and suggestions with respect to the negotiation of the agreement with the Third Party, and GlobeImmune shall reasonably consider all comments and suggestions reasonably recommended by Celgene; and (iii) GlobeImmune shall obtain a license that is sublicensable to Celgene in accordance with the terms of this Agreement, treating (unless otherwise agreed by the Parties) the Third Party intellectual property as Licensed Intellectual Property hereunder and treating the agreement licensing such Third Party intellectual property in the same way as the Parent Licenses (including as provided in Section 5.4.3), [*].

8.9.5 GlobeImmune shall bear sole financial responsibility for satisfying in full all costs and payments of any kind (including all upfront fees, annual payments, milestone payments, and royalty payments) owed with respect to the Third Party agreement(s) set forth in Schedule A and Schedule B as of the Effective Date or any Third Party agreement entered into pursuant to Section 8.9.1. Except as otherwise provided in the last sentence of Section 8.9.3, with respect to any Third Party agreement entered into pursuant to this Section 8.9 (other than the Third Party license agreement(s) set forth in Schedule A and Schedule B as of the Effective Date or any Third Party agreement entered into pursuant to Section 8.9.1), the financial responsibility will be divided as follows:

(a) [*];

(b) [*]; and

(c) [*].

9. CONFIDENTIALITY.

9.1 Nondisclosure. Each Party agrees that, during the Term and for a period of [*] thereafter, a Party (the “Receiving Party”) receiving Confidential Information of the other Party (the “Disclosing Party”) (or that has received any such Confidential Information from the other Party prior to the Effective Date) shall (a) maintain in confidence such Confidential Information using not less than the efforts such Receiving Party uses to maintain in confidence its own proprietary industrial information of similar kind and value, (b) not disclose such Confidential Information to any Third Party without the prior written consent of the Disclosing Party, except for disclosures expressly permitted below, and (c) not use such Confidential Information for any purpose except those permitted by this Agreement (it being understood that this clause (c) shall not create or imply any rights or licenses not expressly granted under this Agreement).

9.2 Exceptions. The obligations in Section 9.1 shall not apply with respect to any portion of the Confidential Information that the Receiving Party can show by competent written proof:

9.2.1 is publicly disclosed by the Disclosing Party, either before or after it is disclosed to the Receiving Party hereunder;

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9.2.2 was known to the Receiving Party or any of its Affiliates, without any obligation to keep it confidential or any restriction on its use, prior to disclosure by the Disclosing Party;

9.2.3 is subsequently disclosed to the Receiving Party or any of its Affiliates by a Third Party lawfully in possession thereof and without any obligation to keep it confidential or any restriction on its use;

9.2.4 is published by a Third Party or otherwise becomes publicly available or enters the public domain, either before or after it is disclosed to the Receiving Party; or

9.2.5 is independently developed by or for the Receiving Party or its Affiliates without reference to or reliance upon the Disclosing Party’s Confidential Information.

9.3 Authorized Disclosure. The Receiving Party may disclose Confidential Information belonging to the Disclosing Party, and Confidential Information deemed to belong to both Parties under the terms of this Agreement, to the extent (and only to the extent) such disclosure is reasonably necessary in the following instances:

(a) Prosecuting Patents;

(b) Regulatory Filings and obtaining Regulatory Approvals;

(c) Prosecuting or defending litigation, including responding to a subpoena in a third party litigation;

(d) subject to Section 9.5, complying with Laws (including the rules and regulations of the Securities and Exchange Commission or any national securities exchange) and with judicial process, if in the reasonable opinion of the Receiving Party’s counsel, such disclosure is necessary for such compliance; and

(e) disclosure, solely on a “need to know basis,” to Affiliates, any Third Party that is party to any Third Party agreement set forth in Schedule A or Schedule B, potential and future collaborators (including Sublicensees), potential or actual acquirers, merger partners, or assignees permitted under Section 13.4, potential or actual research and Development (or, with respect to Confidential Information deemed to belong to both Parties under the terms of this Agreement, development) collaborators, subcontractors, investment bankers, investors, lenders, or other potential financial partners, and their and each of the Parties’ respective directors, employees, contractors and agents, each of whom prior to disclosure must be bound by written obligations of confidentiality and non-use no less restrictive than the obligations set forth in this Article 9; provided, however, that, in each of the above situations, the Receiving Party shall remain responsible for any failure by any Person who receives

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Confidential Information pursuant to this Section 9.3(e) to treat such Confidential Information as required under this Article 9; provided further that, with respect to any disclosure pursuant to a Third Party agreement set forth on Schedule A or Schedule B, the Receiving Party must give the Disclosing Party prior written notice that the Receiving Party intends to make such disclosure, including identifying the Third Party to whom the disclosure will be made.

If and whenever any Confidential Information is disclosed in accordance with this Section 9.3, such disclosure shall not cause any such information to cease to be Confidential Information except to the extent that such disclosure results in a public disclosure of such information (otherwise than by breach of this Agreement). Where reasonably possible and subject to Section 9.5 and other than pursuant to Section 9.3(e), the Receiving Party shall notify the Disclosing Party of the Receiving Party’s intent to make such disclosure pursuant to this Section 9.3 sufficiently prior to making such disclosure so as to allow the Disclosing Party adequate time to take whatever action it may deem appropriate to protect the confidentiality of the information, and the Receiving Party will provide reasonable assistance to the Disclosing Party with respect thereto; provided that, in any event, the Receiving Party will use reasonable measures to ensure confidential treatment of such information.

9.4 Terms of this Agreement. The Parties acknowledge that this Agreement, the Stock Purchase Agreement and all of the respective terms of this Agreement and the Stock Purchase Agreement shall be treated as Confidential Information of both Parties; provided that GlobeImmune shall be permitted to disclose this Agreement and the Stock Purchase Agreement to the extent required under any of the Third Party agreement(s) set forth in Schedule A and Schedule B as of the Effective Date so long as GlobeImmune gives Celgene prior written notice that GlobeImmune intends to make such disclosure, including identifying the Third Party to whom the disclosure will be made.

9.5 Securities Filings. In the event either Party proposes to file with the Securities and Exchange Commission or the securities regulators of any state or other jurisdiction a registration statement or any other disclosure document which describes or refers to the terms and conditions of this Agreement under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or any other applicable securities Law, the Party shall notify the other Party of such intention and shall provide such other Party with a copy of relevant portions of the proposed filing prior to such filing (and any revisions to such portions of the proposed filing a reasonable time prior to the filing thereof), including any exhibits thereto relating to the terms and conditions of this Agreement, and shall use reasonable and diligent efforts to obtain confidential treatment of the terms and conditions of this Agreement that such other Party requests be kept confidential, and shall only disclose Confidential Information that it is advised by counsel is legally required to be disclosed. No such notice shall be required under this Section 9.5 if the description of or reference to this Agreement contained in the proposed filing has been included in any previous filing made by the either Party hereunder or otherwise approved by the other Party.

9.6 Relationship to Confidentiality Agreement. This Agreement supersedes the Mutual Non-Disclosure Agreement between the Parties executed as of June 15, 2007, and the

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Mutual Non-Disclosure Agreement between the Parties executed as of September 17, 2008; provided that all “Confidential Information” disclosed or received by the Parties thereunder shall be deemed “Confidential Information” hereunder and shall be subject to the terms and conditions of this Agreement.

9.7 Publications.

9.7.1 Publication by Celgene. After exercise of a Celgene Program Option, Celgene may publish or present data and/or results relating to a Celgene Development Compound (and applicable Program) or Licensed Product in scientific journals and/or at scientific conferences, subject to, prior to the date of First Commercial Sale of the applicable Licensed Product, the prior review and comment by GlobeImmune as follows. Prior to the date of First Commercial Sale of an applicable Licensed Product, Celgene shall provide GlobeImmune with any such proposed manuscript relating to any compound within such Program by delivering a copy thereof to GlobeImmune no less than ten (10) days before its intended submission for publication. GlobeImmune shall have five (5) days from its receipt of any such manuscript in which to notify Celgene in writing of any specific objections to the disclosure of Confidential Information of GlobeImmune (including GlobeImmune Licensed Know-How). Prior to the date of First Commercial Sale of an applicable Licensed Product, Celgene shall provide GlobeImmune with any such proposed abstract or presentation relating to any compound within such Program by delivering a copy thereof to GlobeImmune no less than five (5) days before its intended submission for publication or presentation. GlobeImmune shall have three (3) days from its receipt of such abstract or presentation in which to notify Celgene in writing of any specific objections to the disclosure of Confidential Information of GlobeImmune (including GlobeImmune Licensed Know-How). In the event GlobeImmune objects to the manuscript, abstract, or presentation in writing, within the period set forth in this Section 9.7.1, Celgene agrees not to submit the publication or abstract or make the presentation containing the objected-to information, as applicable, until the Parties have agreed to the content of the proposed disclosure, and Celgene shall delete from the proposed disclosure any GlobeImmune Confidential Information upon the reasonable request by GlobeImmune. Once any such manuscript, abstract or presentation is accepted for publication, Celgene will provide GlobeImmune with a copy of the final version of the manuscript, abstract or presentation.

9.7.2 Publication by GlobeImmune. GlobeImmune may publish or present data and/or results relating to, or activities conducted hereunder with respect to, any compound within a Program prior to the exercise of a Celgene Program Option for such Program in scientific journals and/or at scientific conferences, subject to the prior review and comment by Celgene as follows. GlobeImmune shall provide Celgene with any such proposed manuscript relating to any compound within such Program by delivering a copy thereof to Celgene no less than forty-five (45) days before its intended submission for publication. Celgene shall have thirty (30) days from its receipt of any such manuscript in which to notify GlobeImmune in writing of any specific objections to the publication, including objections to the disclosure of Confidential Information of Celgene or objections that will adversely affect any potential Celgene Development Compound or Licensed Product. GlobeImmune shall provide Celgene with any such proposed abstract or presentation relating to any compound within such Program

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by delivering a copy thereof to Celgene no less than seven (7) days before its intended submission for publication or presentation. Celgene shall have five (5) days from its receipt of such abstract or presentation in which to notify GlobeImmune in writing of any specific objections to the abstract or presentation, including objections to the disclosure of Confidential Information of Celgene or objections that will adversely affect any potential Celgene Development Compound or Licensed Product. In the event Celgene objects to the manuscript, abstract, or presentation in writing, within the period set forth in this Section 9.7.2, GlobeImmune agrees not to submit the manuscript or abstract or make the presentation either entirely or containing the objected-to information, as applicable, until the Parties have agreed to the content of the proposed disclosure, and GlobeImmune shall delete from the proposed disclosure any Celgene Confidential Information upon the reasonable request of Celgene. Once any manuscript, abstract or presentation is accepted for publication, GlobeImmune will provide Celgene with a copy of the final version of the manuscript, abstract or presentation. The Parties acknowledge that manuscripts, abstracts and presentations relating to Collaboration Compounds submitted for publication by GlobeImmune prior to the Effective Date shall not be subject to the above review procedure. Notwithstanding anything to the contrary in this Section 9.7.2, GlobeImmune’s licensors and collaborators shall have the right to publish or present data and/or results relating to any compound within a Program or the activities conducted under this Agreement in scientific journals and/or at scientific conferences to the extent required under any of the Third Party agreement(s) set forth in Schedule A and Schedule B as of the Effective Date; provided that, to the extent GlobeImmune has any rights of prior review or approval, then (a) GlobeImmune shall disclose such publications or presentations to Celgene, and (b) with respect to such publications or presentations, GlobeImmune shall take any action requested by Celgene, including withholding consent to such publication or presentation, to the extent GlobeImmune has the right to take such action under the applicable agreement with such Third Party.

9.7.3 Publication of Clinical Trial Results. Celgene will have the right to publish summaries of results of all Clinical Trials conducted by either Party with respect to a Licensed Product incorporating a Celgene Development Compound or, to the extent required by Law, GlobeImmune Development Compound after the Effective Date on Celgene’s Clinical Trial register; provided, however, that GlobeImmune will have the right to review all proposed publications relating to a GlobeImmune Development Compound prior to submission of such publication. The Parties shall discuss and reasonably cooperate in order to facilitate the process to be employed in order to ensure the publication of any such summaries of Clinical Trials data and results as required on the Clinical Trial registry of each respective Party, and shall provide the other Party at least forty-five (45) days prior notice to review the Clinical Trials results to be published for the purposes of preparing any necessary Patent filings. Notwithstanding anything to the contrary in this Section 9.7.3, GlobeImmune’s clinical trial sites shall have the right to publish summaries of results of Clinical Trials conducted by GlobeImmune at such site with respect to a Licensed Product incorporating a Collaboration Compound to the extent required under the applicable agreement(s) between GlobeImmune and such clinical trial sites.

9.8 Publicity. Upon execution of this Agreement, the Parties shall issue the press release announcing the existence of this Agreement in the form and substance as set forth

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in Exhibit 9.8, attached hereto and incorporated herein. Each Party agrees not to issue any other press release or other public statement disclosing additional information relating to this Agreement, the activities hereunder, or the transactions contemplated hereby or using the name or Trademark of the other Party or its employees, in either case, without the prior written consent of the other Party, except that either Party may disclose such information to actual or potential partners, investors, bankers, or acquirors pursuant to Section 9.3(e); provided, however, that such Party shall remain responsible for any failure by any such party who receives such information to treat such information as required under this Article 9. Notwithstanding the foregoing, any disclosure that is required by Laws (including the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended), or the rules of a securities exchange or the Securities and Exchange Commission or the securities regulations of any state or other jurisdiction, as reasonably advised by the disclosing Party’s counsel, may be made; provided, however, that any such required disclosure will not contain confidential business or technical information, including Confidential Information, and, if disclosure of such information is required by Laws or such rules or regulations, the Parties will comply with Sections 9.3(d) and 9.5, as applicable, and will use appropriate reasonable and diligent efforts to minimize such disclosure and obtain confidential treatment for any such information that is disclosed to a governmental agency. Each Party agrees to provide to the other Party a copy of any public announcement regarding this Agreement or the subject matter thereof as soon as reasonably practicable under the circumstances prior to its scheduled release. Except under extraordinary circumstances, each Party shall provide the other with an advance copy of any such announcement at least three (3) Business Days prior to its scheduled release. Each Party shall have the right to expeditiously review and recommend changes to any such announcement and, except as otherwise required by Laws or such rules or regulations, the Party whose announcement has been reviewed shall remove any Confidential Information of the reviewing Party that the reviewing Party deems to be inappropriate for disclosure. The contents of any announcement or similar publicity that has been reviewed and approved by the reviewing Party (including the press release set forth in Exhibit 9.8) can be re-released by either Party without a requirement for re-approval.

10. INDEMNITY AND INSURANCE.

10.1 Celgene Indemnity.

10.1.1 Celgene shall indemnify, defend, and hold harmless GlobeImmune and its Affiliates, and their respective officers, directors, employees, agents, licensors, and their respective successors, heirs and assigns, and representatives (the “GlobeImmune Indemnitees”), from and against any and all Third Party claims, threatened claims, damages, losses, suits, proceedings, liabilities, costs (including reasonable legal expenses, costs of litigation and reasonable attorney’s fees), or judgments, whether for money or equitable relief, of any kind (“Third Party Losses and Claims”), to the extent arising out of or relating to, directly or indirectly: (a) the negligence, recklessness, or wrongful intentional acts or omissions of Celgene, its Affiliates, and/or its Sublicensees and its or their respective directors, officers, employees, and agents, in connection with Celgene’s performance of its obligations or exercise of its rights under this Agreement; (b) any breach by Celgene of any representation, warranty, or

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covenant set forth in this Agreement; (c) except to the extent that such Third Party Losses and Claims are subject to GlobeImmune’s indemnification obligations under Section 10.2, the research, Development, Commercialization, transfer, commercial manufacture, labeling, or handling or storage of any Licensed Product by or on behalf of Celgene or any of its Affiliates, Sublicensees, agents, and contractors (other than by GlobeImmune), including for each of clauses (a), (b) and (c) above, claims and threatened claims based on (i) product liability, bodily injury, risk of bodily injury, death, or property damage or (ii) the failure to comply with Law; except in any such case for Third Party Losses and Claims to the extent reasonably attributable to any GlobeImmune Indemnitee having committed an act or acts of negligence, recklessness, or willful misconduct.

10.1.2 Celgene shall indemnify and hold [*] harmless from and against all liability, demands, damages, expenses, and losses, including but not limited to death, personal injury, illness, or property damage in connection with or arising out of (a) the use by or on behalf of Celgene, its sublicensees, directors, or employees of any GlobeImmune Licensed Patents to the extent sublicensed under [*]; or (b) the design, manufacture, distribution, or use by Celgene, its sublicensees, directors, or employees of any Licensed Products developed in connection with or arising out of the GlobeImmune Licensed Patents to the extent sublicensed under [*].

10.1.3 To the extent a Licensed Product under this Agreement is also [*], Celgene, its Affiliates and Sublicensees shall indemnify, hold harmless and defend [*] against any and all claims, suits, losses, damage costs, fees, and expenses resulting from or arising out of the manufacture, use or sale of such Licensed Product by Celgene, its Affiliates and Sublicensees or its customers, including but not limited to any damages, losses or liabilities whatsoever with respect to death or injury to any person and damage to any property arising from the possession, use or operation of such Licensed Products by Celgene, its Affiliates or Sublicensees or their customers, in any manner whatsoever; provided that Celgene is given prompt notice of any claim or suit for which indemnification is sought and provided that Celgene, its Affiliates and Sublicensees shall not indemnify any such party for claims that result from the gross negligence, or willful misconduct of such party.

10.1.4 Celgene agrees to indemnify, defend and hold harmless [*] from and against any claims and expenses, including reasonable attorneys’ fees and other legal expenses, arising out of any death or injury to any Person or Persons caused or allegedly caused by Celgene or by any Licensed Product [*] sold by or on behalf of Celgene; provided, however, that no [*] shall be indemnified under this Agreement for its own negligence or the negligence of any other [*].

10.1.5 Notwithstanding Celgene’s agreement to indemnify (i) [*] and certain other parties pursuant to Section 10.1.2, which indemnification [*] the Parties acknowledge is required pursuant to [*], (ii) [*] and certain other parties pursuant to Section 10.1.3, which indemnification the Parties acknowledge is required pursuant to [*]; (iii) [*] and certain other parties pursuant to Section 10.1.4, which indemnification the Parties acknowledge is required pursuant to [*], as between GlobeImmune and Celgene, the obligation to indemnify the [*], and such other parties, as the case may be, will be allocated between GlobeImmune and Celgene in accordance with Sections 10.1.1 and 10.2 hereof.

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10.2 GlobeImmune Indemnity. GlobeImmune shall indemnify, defend, and hold harmless Celgene and its Affiliates, and their respective officers, directors, employees, agents, licensors, and their respective successors, heirs and assigns, and representatives (the “Celgene Indemnitees”), from and against any and all Third Party Losses and Claims, to the extent arising out of or relating to, directly or indirectly: (a) the negligence, recklessness, or wrongful intentional acts or omissions of GlobeImmune, its Affiliates, and/or its sublicensees (excluding Celgene) and its or their respective directors, officers, employees, and agents, in connection with GlobeImmune’s performance of its obligations or exercise of its rights under this Agreement; (b) any breach by GlobeImmune of any representation, warranty, or covenant set forth in this Agreement; (c) the research, Development, Commercialization, use, transfer, handling, storage, labeling, or manufacture of any Collaboration Compound or Licensed Product by or on behalf of GlobeImmune or any of its Affiliates, sublicensees (excluding Celgene), agents, and contractors, including for each of clauses (a), (b) and (c) above, claims and threatened claims based on (i) product liability, bodily injury, risk of bodily injury, death, or property damage or (ii) the failure to comply with Law; except in any such case for Third Party Losses and Claims to the extent reasonably attributable to any Celgene Indemnitee having committed an act or acts of negligence, recklessness, or willful misconduct.

10.3 Indemnification Procedure. A claim to which indemnification applies under Section 10.1 or Section 10.2 shall be referred to herein as an “Indemnification Claim.” If any Person or Persons (collectively, the “Indemnitee”) intends to claim indemnification under this Article 10, the Indemnitee shall notify the other Party (the “Indemnitor”) in writing promptly upon becoming aware of any claim that may be an Indemnification Claim (it being understood and agreed, however, that the failure by an Indemnitee to give such notice shall not relieve the Indemnitor of its indemnification obligation under this Agreement except and only to the extent that the Indemnitor is actually prejudiced as a result of such failure to give notice). The Indemnitor shall have the right to assume and control the defense of the Indemnification Claim at its own expense with counsel selected by the Indemnitor and reasonably acceptable to the Indemnitee; provided, however, that an Indemnitee shall have the right to retain its own counsel, with the fees and expenses to be paid by the Indemnitor, if representation of such Indemnitee by the counsel retained by the Indemnitor would be inappropriate due to actual or potential differing interests between such Indemnitee and the Indemnitor; provided that the Indemnitor shall not be obligated to pay the fees of more than one counsel retained by all Indemnitees. If the Indemnitor does not assume the defense of the Indemnification Claim as described in this Section 10.3 above, the Indemnitee may defend the Indemnification Claim but shall have no obligation to do so. The Indemnitee shall not settle or compromise the Indemnification Claim without the prior written consent of the Indemnitor, and the Indemnitor shall not settle or compromise the Indemnification Claim in any manner which would have an adverse effect on the Indemnitee’s interests (including any rights under this Agreement or the scope or enforceability of the GlobeImmune Licensed Patents or GlobeImmune Licensed Know-How), without the prior written consent of the Indemnitee, which consent, in each case, shall not be unreasonably withheld or delayed. The Indemnitee shall reasonably cooperate with the

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Indemnitor at the Indemnitor’s reasonable expense and shall make available to the Indemnitor all pertinent information under the control of the Indemnitee, which information shall be subject to Article 9.

10.4 Insurance.

10.4.1 By Celgene. Celgene shall, beginning with the exercise of the first Celgene Program Option, maintain at all times thereafter during the Term, and until the later of (a) [*] or (b) [*], commercial general liability insurance from a recognized, creditworthy insurance company, with coverage limits of at least [*] per claim and annual aggregate, before Celgene conducts any Development and/or Commercialization activities with respect to any Celgene Development Compound. Celgene may elect to self-insure all or parts of the limits described above. The commercial general liability insurance shall include coverage for products–completed operations and clinical trial activity. The minimum level of insurance set forth herein shall not be construed to create a limit on Celgene’s liability hereunder. Within ten (10) days following written request from GlobeImmune, Celgene shall furnish to GlobeImmune a certificate of insurance evidencing such coverage as of the date. In the case of a modification or cancellation of such coverage, Celgene shall notify GlobeImmune and promptly provide GlobeImmune with a new certificate of insurance evidencing that Celgene’s coverage meets the requirements of this Section 10.4.1.

10.4.2 By GlobeImmune. GlobeImmune shall, beginning with the initiation of the first Clinical Trial for any compound within a Program, maintain at all times thereafter during the Term, and until the later of (a) [*] or (b) [*], commercial general liability insurance from a recognized, creditworthy insurance company, with coverage limits of at least [*] per claim and annual aggregate, before GlobeImmune enters Clinical Trials with respect to any Collaboration Compound. The commercial general liability insurance shall include coverage for products–completed operations and clinical trial activity. The minimum level of insurance set forth herein shall not be construed to create a limit on GlobeImmune’s liability hereunder. Within ten (10) days following written request from Celgene, GlobeImmune shall furnish to Celgene a certificate of insurance evidencing such coverage as of the date. In the case of a modification or cancellation of such coverage, GlobeImmune shall notify Celgene and promptly provide Celgene with a new certificate of insurance evidencing that GlobeImmune’s coverage meets the requirements of this Section 10.4.2.

11. TERM AND TERMINATION.

11.1 Term; Expiration. This Agreement shall become effective as of the Effective Date and shall continue in force and effect until expiration as described in this Section 11.1, unless earlier terminated pursuant to Section 11.2, 11.3, or 11.4, and shall expire as follows:

11.1.1 on a Program-by-Program and country-by-country basis, on the date of expiration of all payment obligations of Celgene under this Agreement with respect to each Program in each country, as applicable;

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11.1.2 in its entirety upon the expiration of all payment obligations under this Agreement with respect to the last Licensed Product Commercialized in the last country in the Territory; or

11.1.3 if Celgene does not exercise the Celgene Program Option in accordance with Section 4.1 with respect to at least one (1) Drug Candidate Program during the Celgene Program Option Period, the Celgene Program Options to any Future Programs will expire [*] following the expiration of the last Celgene Program Option Period for the Drug Candidate Programs; and, if Celgene does not exercise at least one (1) Celgene Program Option in accordance with Section 4.1 with respect to any Future Program during such [*] period, then this Agreement will terminate in its entirety; provided that, if Celgene does exercise the Celgene Program Option in accordance with Section 4.1 with respect to at least one (1) Drug Candidate Program or Future Program during the applicable Celgene Program Option Period for such Program, Celgene’s right to exercise the Celgene Program Option with respect to any Future Program shall not terminate but, on a Future Program-by-Future Program basis, shall be subject to expiration in accordance with the terms set forth in Section 4.1.2, and this Agreement shall not terminate, pursuant to this Section 11.1.3.

The period beginning on the Effective Date and ending on expiration or termination of this Agreement, or as the case may be, until the date of expiration or termination of a Program, shall be the “Term” of this Agreement in its entirety or with respect to a given Program, as applicable.

11.2 Termination for Cause.

11.2.1 Material Breach. Either Party (the “Non-Breaching Party”) may, without prejudice to any other remedies available to it at law or in equity, terminate this Agreement in its entirety, or terminate any Program that is affected by a material breach, in its sole discretion, in the event the other Party (the “Breaching Party”) has materially breached this Agreement, and such breach has continued for ninety (90) days (the “Cure Period”) after written notice thereof is provided to the Breaching Party by the Non-Breaching Party, such notice describing the alleged material breach in sufficient detail to put the Breaching Party on notice; provided that, if such breach is not susceptible to cure within the Cure Period, then, the Non-Breaching Party’s right to termination shall be suspended only if and for so long as the Breaching Party has provided to the Non-Breaching Party a written plan that is reasonably calculated to effect a cure and such plan is reasonably acceptable to the Non-Breaching Party, and the Breaching Party commits to and does carry out such plan.

11.2.2 Disagreement as to Material Breach; Cure Period. If the Parties reasonably and in good faith disagree as to whether there has been a material breach, the Party that disputes that there has been a material breach may contest the allegation in accordance with Article 12. Notwithstanding the preceding sentence, the Cure Period for any allegation made in good faith as to a material breach under this Agreement will run from the date that written notice thereof was first provided to the Breaching Party by the Non-Breaching Party. The right of either Party to terminate this Agreement, or a Program, as provided in this Section 11.2, shall not be affected in any way by such Party’s waiver or failure to take action with

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respect to any previous default. It is understood and acknowledged that, during the pendency of such a dispute, all of the terms and conditions of this Agreement shall remain in effect, and the Parties shall continue to perform all of their respective obligations under this Agreement.

11.3 Celgene Unilateral Termination Rights.

11.3.1 Termination of Agreement in Its Entirety. Celgene may, in its sole discretion, exercisable at any time during the Term, terminate this Agreement in its entirety for any reason or no reason at all, effective, subject to Section 11.3.3, upon one hundred twenty (120) days written notice to GlobeImmune.

11.3.2 Termination on a Program-by-Program basis. Celgene may, in its sole discretion, exercisable at any time during the Term, terminate this Agreement on a Program-by-Program basis for any reason or no reason at all, effective, subject to Section 11.3.3, upon one hundred twenty (120) days written notice to GlobeImmune. This Agreement shall continue in full force as to all other Programs, notwithstanding such termination.

11.3.3 Transfer of Clinical Program. In the event that Celgene has Commenced any Clinical Trial(s) with respect to any Celgene Development Compound or Licensed Product in any Program(s) terminated pursuant to Section 11.3.1 or 11.3.2, Celgene, at GlobeImmune’s election but subject to any Third Party contracts, will transfer all activities with respect to such Clinical Trial(s) to GlobeImmune or terminate the Clinical Trial in accordance with applicable Law.

11.4 Termination for Insolvency. To the extent permitted under Law, either Party may terminate this Agreement, (a) if, at any time, the other Party files in any court or agency pursuant to any statute or regulation of any state or country, a petition in bankruptcy or insolvency or for reorganization or for an arrangement or for the appointment of a receiver or trustee of the Party or of substantially all of its assets, or (b) if the other Party is served with an involuntary petition against it, filed in any insolvency proceeding, and such petition shall not be dismissed within ninety (90) days after the filing thereof, or (c) if the other Party shall propose or be a party to any dissolution or liquidation, or (d) if the other Party shall make an assignment of substantially all of its assets for the benefit of creditors. Each Party agrees to give the other Party prompt notice of the foregoing events giving rise to termination under this Section 11.4. All rights and licenses granted under or pursuant to any section of this Agreement are and shall otherwise be deemed to be for purposes of Section 365(n) of Title 11, United States Code (the “Bankruptcy Code”) licenses of rights to “intellectual property” as defined in Section 101(35A) of the Bankruptcy Code. The Parties shall retain and may fully exercise all of their respective rights and elections under the Bankruptcy Code. All materials required to be delivered by the non-bankrupt Party under this Agreement (including all manufacturing information), and all materials relating to the Licensed Intellectual Property that, in the course of dealing between the Parties under this Agreement, are or would be customarily delivered, shall be considered to be “embodiments” of such intellectual property for purposes of Section 365(n) of the Bankruptcy Code. Upon the bankruptcy of any Party, the non-bankrupt Party shall further be entitled to a complete duplicate of, or complete access to, any intellectual property licensed to the non-bankrupt

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Party, and such, if not already in its possession, shall be promptly delivered to the non-bankrupt Party, unless the bankrupt Party elects to continue, and continues, to perform all of its obligations under this Agreement. All written agreements entered into in connection with the Parties’ performance under this Agreement from time to time shall be considered agreements “supplementary” to this Agreement for purposes of Section 365(n) of the Bankruptcy Code.

11.5 Consequences of Expiration or Termination. All of the following effects of expiration or termination, as applicable, are in addition to the other rights and remedies that may be available to the Parties at law or in equity.

11.5.1 Consequences of Expiration of the Term. Upon expiration of the Term, as determined on a Program-by-Program and country-by-country basis, Celgene shall have an exclusive, fully-paid, royalty-free, perpetual right and license, with the right to grant sublicenses, under all GlobeImmune Licensed Patents and GlobeImmune Licensed Know-How to use, sell, offer to sell, import, make and have made any Celgene Development Compound and any Licensed Product containing any such Celgene Development Compound within such Program in the Field and in the Territory.

11.5.2 Consequences of Termination of this Agreement by Celgene Pursuant to Section 11.3.1 or by GlobeImmune Pursuant to Section 11.1.3, 11.2.1, or 11.4. In the event of a termination of this Agreement in its entirety by Celgene pursuant to Section 11.3.1 or a termination of this Agreement in its entirety by GlobeImmune pursuant to Section 11.1.3 (failure to exercise any option) or 11.2.1 (for cause) or 11.4 (insolvency):

(a) Notwithstanding anything contained in this Agreement to the contrary, all rights and licenses granted herein to Celgene with respect to any Collaboration Compounds within Programs (including all Celgene Program Options), and Celgene Development Compounds and Licensed Products (if Celgene has exercised any Celgene Program Options), shall terminate;

(b) all payment obligations hereunder shall terminate, other than those that are accrued and unpaid as of the effective date of such termination;

(c) all Collaboration Compounds within Programs, and Celgene Development Compounds and Licensed Products (if Celgene has exercised any Celgene Program Options), shall be deemed to be GlobeImmune Development Compounds, and GlobeImmune will thereafter have all rights previously licensed to Celgene hereunder, itself or with a Third Party or through a Third Party sublicensee, to Develop and Commercialize such GlobeImmune Development Compounds at GlobeImmune’s sole discretion;

(d) Celgene shall negotiate in good faith with GlobeImmune with respect to Celgene granting to GlobeImmune a royalty-bearing license under any Patents or Know-How Controlled by Celgene that Celgene both actually uses and are necessary to Develop or Commercialize any Celgene Development Compounds and Licensed Products in a Program with respect to which Celgene has exercised its Celgene Program Option, which Celgene

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Development Compounds and Licensed Products have become GlobeImmune Development Compounds by virtue of the termination of this Agreement by Celgene pursuant to Section 11.3.1 or by GlobeImmune pursuant to Section 11.2.1 (for cause) or Section 11.4 (insolvency);

(e) Celgene shall promptly either, at GlobeImmune’s election, return to GlobeImmune or destroy, at no cost to GlobeImmune, all GlobeImmune Licensed Know-How, materials, and other data and information transferred by GlobeImmune to Celgene, including all GlobeImmune Licensed Know-How, materials, and other information transferred to Celgene pursuant to Section 5.5; and GlobeImmune, except as provided in Section 11.5.2(f) or 11.5.2(g) shall promptly either, at Celgene’s election, return to Celgene or destroy, at no cost to Celgene, all Celgene Confidential Information;

(f) Celgene will provide, as soon as reasonably practical after Celgene’s notice of such termination, to GlobeImmune, to the extent permitted under any applicable Third Party contract, (i) any information, materials, and data for, including copies of all clinical study data and results, and all other information, and the like developed by or for the benefit of Celgene directly and solely relating to the GlobeImmune Development Compounds, and (ii) other documents to the extent directly and solely related to the GlobeImmune Development Compounds that are necessary in the continued Development and Commercialization of such GlobeImmune Development Compounds (including material documents and agreements relating to the sourcing and manufacture of a product or, to the extent the First Commercial Sale of a product has occurred, for sale, promotion, distribution, sale or use of a product) throughout the Territory. Celgene will cooperate with GlobeImmune to provide a smooth transfer of such material information, materials, data, and documents. Notwithstanding the foregoing, this Section 11.5.2(f) shall not apply in the case of a termination of this Agreement in its entirety by GlobeImmune pursuant to Section 11.1.3 (failure to exercise any option); and

(g) Celgene shall assign to GlobeImmune any and all Regulatory Filings directly and solely related to any GlobeImmune Development Compounds, including any INDs and NDAs; provided that this Section 11.5.2(g) shall not apply in the case of a termination of this Agreement in its entirety by GlobeImmune pursuant to Section 11.1.3 (failure to exercise any option).

11.5.3 Consequences of Termination of a Program by Celgene for Failure to Exercise a Celgene Program Option as described in Sections 4.1.3 and 4.1.7 or Pursuant to Section 11.3.2, or by GlobeImmune Pursuant to Section 11.2.1. In the event of a termination by: (1) Celgene with respect to a Program for a failure to exercise the Celgene Program Option for such Program as described in Sections 4.1.3 and 4.1.7, (2) Celgene with respect to a Program pursuant to Section 11.3.2 (at-will termination), or (3) GlobeImmune with respect to a Program pursuant to Section 11.2.1 (for cause):

(a) Notwithstanding anything contained herein to the contrary, all rights and licenses granted herein to Celgene with respect to such Program (including all Celgene Program Options) shall terminate;

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(b) any Celgene Program Options (other than for such terminated program) that are in effect as of the date of such termination shall remain in full force and effect, in accordance with their terms;

(c) all of Celgene’s payment obligations under Article 6 shall terminate with respect to such Program, other than those which are accrued and unpaid as of the effective date of termination;

(d) all Collaboration Compounds within such terminated Program, and Celgene Development Compounds and Licensed Products (if Celgene has exercised any Celgene Program Options) within such Program, shall be deemed to be GlobeImmune Development Compounds, and GlobeImmune will thereafter have all rights previously licensed to Celgene hereunder, itself or with a Third Party or through a Third Party sublicensee, to Develop and Commercialize such GlobeImmune Development Compounds at GlobeImmune’s sole discretion;

(e) Celgene shall negotiate in good faith with GlobeImmune with respect to Celgene granting to GlobeImmune a royalty-bearing license under any Patents or Know-How Controlled by Celgene that Celgene both actually uses and are necessary to Develop or Commercialize any Celgene Development Compounds and Licensed Products in a Program with respect to which Celgene has exercised its Celgene Program Option, which Celgene Development Compounds and Licensed Products have become GlobeImmune Development Compounds by virtue of the termination of a Program by Celgene pursuant to Section 11.3.2 or by GlobeImmune pursuant to Section 11.2.1 (for cause);

(f) Section 4.4 and all other Celgene obligations hereunder related to such Program shall terminate in their entireties with respect to such Program;

(g) Celgene shall promptly either, at GlobeImmune’s election, return to GlobeImmune or destroy, at no cost to GlobeImmune, all GlobeImmune Licensed Know-How, materials, and other data and information transferred by GlobeImmune to Celgene with respect to such terminated Program, including all GlobeImmune Licensed Know-How, materials, and other information transferred to Celgene with respect to such terminated Program pursuant to Section 5.5; and GlobeImmune, except as provided in Section 11.5.3(h) or 11.5.3(i), shall promptly either, at Celgene’s election, return to Celgene or destroy, at no cost to Celgene, all Celgene Confidential Information. Notwithstanding the foregoing, this Section 11.5.3(g) shall only apply to the extent the know-how, materials, data, and information to be returned or destroyed are not related to another Program with respect to which this Agreement continues, which know-how, materials, data, and information may be retained by Celgene or GlobeImmune, as applicable, for use with such other Program in accordance with this Agreement;

(h) Celgene will provide, as soon as reasonably practical after Celgene’s notice of such termination, to GlobeImmune, to the extent permitted under any applicable Third Party contract, (i) any information, materials, and data for, including copies of all clinical study data and results, and all other information, and the like developed by or for the

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benefit of Celgene directly and solely relating to the GlobeImmune Development Compounds within, such terminated Program, and (ii) other documents to the extent directly and solely related to the GlobeImmune Development Compounds that are necessary in the continued Development and Commercialization of such GlobeImmune Development Compounds (including material documents and agreements relating to the sourcing and manufacture of a product or, to the extent the First Commercial Sale of a product has occurred, for sale, promotion, distribution, sale or use of a product) throughout the Territory. Celgene will cooperate with GlobeImmune to provide a smooth transfer of such material information, materials, data, and documents. Notwithstanding the foregoing, this Section 11.5.3(h) (x) shall only apply to the extent the information, materials, data, and documents to be provided are not related to another Program with respect to which this Agreement continues, which information, materials, data, and documents may be retained by Celgene for use with such other Program in accordance with this Agreement, and (y) shall not apply in the case of a termination of a Program by Celgene for failure to exercise a Celgene Program Option as described in Sections 4.1.3 and 4.1.7;

(i) Celgene shall assign to GlobeImmune any and all Regulatory Filings directly and solely related to any GlobeImmune Development Compounds, including any INDs and NDAs, within such terminated Program; provided that this Section 11.5.3(i) shall not apply in the case of a termination of a Program by Celgene for failure to exercise a Celgene Program Option as described in Sections 4.1.3 and 4.1.7.

11.5.4 Consequences of Termination by Celgene Pursuant to Section 11.2 or 11.4. In the event of termination by Celgene of this Agreement in its entirety or with respect to a Program pursuant to Section 11.2 (for cause) or pursuant to Section 11.4 (insolvency):

(a) (i) all licenses granted to Celgene with respect to a Program for which Celgene previously exercised its Celgene Program Option in accordance with Section 4.1 shall continue in full force in perpetuity; (ii) [*]; (iii) [*]; provided that, if Celgene terminated this Agreement pursuant to Section 11.2 (for cause) for GlobeImmune’s failure to provide Celgene with information and access to the Licensed Intellectual Property needed for Celgene to perform its obligations hereunder, then all such future milestones shall [*]; and (iv) all Net Sales milestones payable by Celgene under Section 6.2.5 shall [*]; provided that, to the extent that payments owed under the Parent Licenses based on activities of Celgene in exercising such licenses with respect to each such Program exceed the amounts paid by Celgene to GlobeImmune pursuant to this Section 11.5.4(a), Celgene shall be responsible for paying such excess amounts to the licensors under such Parent Licenses;

(b) all Celgene Program Options that are pending as of the effective date of such termination by Celgene shall continue under their terms, and Celgene shall have the right immediately on such termination to exercise any Celgene Program Options that are so pending. For purposes hereof, a Celgene Program Option will be deemed “pending” for (x) each Drug Candidate that has not yet become a Celgene Development Compound or GlobeImmune Development Compound, even if all Clinical Trials set forth in the Initial

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Development Plan for such Drug Candidate have not yet been Completed; and (y) each Future Program Compound that has been identified by GlobeImmune and has not yet become a Celgene Development Compound or GlobeImmune Development Compound, even if an IND for such Future Program Compound has not yet been accepted. With respect to each pending Celgene Program Option, GlobeImmune will provide an Initial Development Program Report or Initial Future Compound Report, as applicable, based on the information that is available at the time of termination, and Celgene’s [*] Celgene Program Option Period will begin upon delivery of such report in accordance with Section 4.1. If Celgene exercises such Celgene Program Options, (i) all licenses granted to Celgene with respect to a Program for which Celgene exercises its Celgene Program Option shall continue in full force in perpetuity; (ii) [*]; and (iii) [*]; provided that, to the extent that payments owed under the Parent Licenses based on activities of Celgene in exercising such licenses with respect to each such Program, exceed the amounts paid by Celgene to GlobeImmune pursuant to this Section 11.5.4(b), Celgene shall be responsible for paying such excess amounts to the licensors under such Parent Licenses; and

(c) GlobeImmune shall promptly either, at Celgene’s election, return to Celgene or destroy, at no cost to Celgene, all Celgene Confidential Information, materials, and other data and information transferred by Celgene to GlobeImmune.

11.5.5 Sell-Down. If Celgene, its Affiliates or Sublicensees at termination of this Agreement possess Licensed Product, have started the manufacture thereof or have accepted orders therefor, Celgene, its Affiliates or Sublicensees shall have the right, for up to one year following the date of termination, to sell their inventories thereof, complete the manufacture thereof and Commercialize such fully-manufactured Licensed Product, in order to fulfill such accepted orders or distribute such fully-manufactured Licensed Product, subject to the obligation of Celgene to pay GlobeImmune any and all payments as provided in this Agreement.

11.6 Survival. The following provisions shall survive termination or expiration of this Agreement in its entirety, as well as any other provision which by its terms or by the context thereof, is intended to survive such termination: Articles 1, 6 (to the extent payments due thereunder remain unpaid at termination or expiration and reporting obligations or audit rights thereunder survive in accordance with Sections 6.4, 6.6, and 6.7), 9 (for the period set forth in Section 9.1), 10, 12, and 13 and Sections 3.2.8, 5.2.5, 5.4, 7.5, 7.6, 8.1, 11.5 (as applicable), and 11.6. In addition to the foregoing, and in addition to the provisions identified in Section 11.5.4 and as surviving (in some cases in a modified form) in the event that Celgene shall terminate this Agreement under Section 11.2.1 (for cause) or 11.4 (insolvency), with the effect set forth in Section 11.5.4, then Sections 5.1, 5.5, 8.2 through 8.6, and 8.8 shall also survive such termination as and to the extent applicable to those Celgene Development Compounds and Licensed Products for which Celgene obtains and maintains its license rights under Section 5.1 as of and after the effective date of termination of this Agreement in accordance with Section 11.5.4. Termination or expiration of this Agreement shall not relieve the Parties of any liability or obligation which accrued hereunder prior to the effective date of such termination or expiration nor preclude either Party from pursuing all rights and remedies it may have hereunder or at law or in equity, subject to Article 12, with respect to any breach of this Agreement nor prejudice either Party’s right to obtain performance of any obligation. All other rights, licenses and obligations shall terminate upon expiration of this Agreement.

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12. DISPUTE RESOLUTION.

12.1 Exclusive Dispute Resolution Mechanism. The Parties agree that the procedures set forth in this Article 12 shall be the exclusive mechanism for resolving any dispute, controversy, or claim (collectively, “Disputes”) between the Parties that may arise from time to time pursuant to this Agreement relating to any Party’s rights and/or obligations hereunder that cannot be resolved through good faith negotiation between the Parties.

12.2 Resolution by Executive Officers. Except as otherwise provided in this Agreement, in the event of any dispute between the Parties in connection with this Agreement, the construction hereof, or the rights, duties or liabilities of either Party hereunder, the Parties shall first attempt in good faith to resolve such dispute by negotiation and consultation between themselves. In the event that such dispute is not resolved on an informal basis within ten (10) Business Days, either Party may, by written notice to the other Party, refer the dispute to the other Party for attempted resolution by good faith negotiation within thirty (30) days after such notice is received. Any disputes relating to Programs shall be referred to executive officers designated by the Parties for attempted resolution. Such officers, or their designees, shall attempt in good faith to promptly resolve such dispute. In the event that any matter is not resolved under the foregoing provisions, each Party may, at its sole discretion, seek resolution of such matter in accordance with Section 12.3.

12.3 Submission to Court for Resolution. Subject to Section 12.2, the Parties hereby irrevocably and unconditionally consent to the exclusive jurisdiction of the courts located in the Southern District of New York for any action, suit or proceeding (other than appeals therefrom) arising out of or relating to this Agreement, and agree not to commence any action, suit or proceeding (other than appeals therefrom) related thereto except in such courts. The Parties irrevocably and unconditionally waive their right to a jury trial. The Parties further hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding (other than appeals therefrom) arising out of or relating to this Agreement in the courts of New York, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each Party further agrees that service of any process, summons, notice or document by registered mail to its address set forth in Section 13.2 shall be effective service of process for any action, suit or proceeding brought against it under this Agreement in any such court.

13. MISCELLANEOUS.

13.1 Severability. If any one or more of the provisions of this Agreement is held to be invalid or unenforceable, the provision shall be considered severed from this Agreement and shall not serve to invalidate any remaining provisions hereof. The Parties shall make a good faith effort to replace any invalid or unenforceable provision with a valid and enforceable one such that the objectives contemplated by the Parties when entering this Agreement may be realized.

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13.2 Notices. Any notice required or permitted to be given by this Agreement shall be in writing and shall be (a) delivered by hand or by overnight courier with tracking capabilities, (b) mailed postage prepaid by first class, registered or certified mail, or (c) delivered by facsimile followed by delivery via the either of the methods set forth in Sections 13.2(a) and (b), in each case, addressed as set forth below unless changed by notice so given:

If to Celgene:

Celgene Corporation

86 Morris Avenue

Summit, New Jersey 07901 U.S.A.

Attention: Jean-Pierre Bizzari

Facsimile: (908) 673-9001

With copies to:

Celgene Corporation

86 Morris Avenue

Summit, New Jersey 07901 U.S.A.

Attention: Legal Department

Fax: (908) 673-2771

and:

Celgene Corporation

4550 Towne Centre Court

San Diego, California 92121 U.S.A.

Attention: Isaac Ciechanover

Fax: (908) 673-2769

If to GlobeImmune:

GlobeImmune, Inc.

1450 Infinite Drive

Louisville, Colorado 80027 U.S.A.

Attention: Chief Executive Officer

Facsimile: (303) 625-2810

Any such notice shall be deemed given on the date received. A Party may add, delete, or change the person or address to which notices should be sent at any time upon written notice delivered to the Party’s notices in accordance with this Section 13.2.

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13.3 Force Majeure. Except for the payment of money, neither Party shall be liable for delay or failure in the performance of any of its obligations hereunder if such delay or failure is due to causes beyond its reasonable control, including acts of God, fires, earthquakes, acts of war, terrorism, or civil unrest (“Force Majeure”); provided, however, that the affected Party promptly notifies the other Party and further provided that the affected Party shall use its Commercially Reasonable Efforts to avoid or remove such causes of non-performance and to mitigate the effect of such occurrence, and shall continue performance with the utmost dispatch whenever such causes are removed. When such circumstances arise, the Parties shall negotiate in good faith any modifications of the terms of this Agreement that may be necessary or appropriate in order to arrive at an equitable solution.

13.4 Assignment. Neither Party may, without the consent of the other Party, assign or transfer any of its rights and obligations hereunder; provided that no such consent is required for an assignment or transfer to an Affiliate of or to a successor in interest by reason of merger or consolidation or sale of all or substantially all of the assets of such Party relating to the subject matter of this Agreement; provided further that (a) with respect to an assignment to a successor in interest, such assignment includes all rights and obligations under this Agreement, (b) such successor in interest or Affiliate shall have agreed as of such assignment or transfer to be bound by the terms of this Agreement in a writing provided to the non-assigning Party, and (c) where this Agreement is assigned or transferred to an Affiliate, the assigning Party remains responsible for the performance of this Agreement. Subject to the foregoing, this Agreement shall inure to the benefit of and be binding on the Parties’ successors and assigns. Any assignment or transfer in violation of the foregoing shall be null and void and wholly invalid, the assignee or transferee in any such assignment or transfer shall acquire no rights whatsoever, and the non-assigning, non-transferring Party shall not recognize, nor shall it be required to recognize, such assignment or transfer.

13.5 Waivers and Modifications. The failure of any Party to insist on the performance of any obligation hereunder shall not be deemed to be a waiver of such obligation. Waiver of any breach of any provision hereof shall not be deemed to be a waiver of any other breach of such provision or any other provision on such occasion or any succeeding occasion. No waiver, modification, release or amendment of any obligation under or provision of this Agreement shall be valid or effective unless in writing and signed by both Parties.

13.6 Choice of Law. This Agreement shall be governed by, enforced, and shall be construed in accordance with the Laws of the State of New York without regard to any conflicts of law provision that would result in the application of the Laws of any State other than the State of New York.

13.7 Relationship of the Parties. Each Party is an independent contractor under this Agreement. Nothing contained herein is intended or is to be construed so as to constitute GlobeImmune and Celgene as partners, agents or joint venturers. Neither Party shall have any express or implied right or authority to assume or create any obligations on behalf of or in the name of the other Party or to bind the other Party to any contract, agreement or undertaking with any Third Party. There are no express or implied third party beneficiaries hereunder.

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13.8 Entire Agreement. This Agreement and the attached exhibits constitutes the entire agreement between the Parties as to the subject matter of this Agreement, and supersedes and merges all prior and contemporaneous negotiations, representations, agreements and understandings regarding the same.

13.9 Counterparts. This Agreement may be executed in counter-parts with the same effect as if both Parties had signed the same document. All such counterparts shall be deemed an original, shall be construed together and shall constitute one and the same instrument.

13.10 Interpretation.

13.10.1 Each of the Parties acknowledges and agrees that this Agreement has been diligently reviewed by and negotiated by and between them, that in such negotiations each of them has been represented by competent counsel and that the final agreement contained herein, including the language whereby it has been expressed, represents the joint efforts of the Parties and their counsel. Accordingly, in interpreting this Agreement or any provision hereof, no presumption shall apply against any Party as being responsible for the wording or drafting of this Agreement or any such provision, and ambiguities, if any, in this Agreement shall not be construed against any Party, irrespective of which Party may be deemed to have authored the ambiguous provision.

13.10.2 The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The word “will” shall be construed to have the same meaning and effect as the word “shall.” The word “any” shall mean “any and all” unless otherwise clearly indicated by context. The word “including” will be construed as “including without limitation.” The word “or” is disjunctive but not necessarily exclusive.

13.10.3 Unless the context requires otherwise, (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein or therein), (b) any reference to any Laws herein shall be construed as referring to such Laws as from time to time enacted, repealed or amended, (c) any reference herein to any Person shall be construed to include the Person’s successors and assigns, and (d) all references herein to Articles, Sections or Exhibits, unless otherwise specifically provided, shall be construed to refer to Articles, Sections and Exhibits of this Agreement.

13.10.4 Headings and captions are for convenience only and are not be used in the interpretation of this Agreement.

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[Signature Page Follows]

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IN WITNESS WHEREOF, the Parties have caused this Collaboration and Option Agreement to be executed by their respective duly authorized officers as of the Effective Date.

GLOBEIMMUNE, INC.		CELGENE CORPORATION

Signature:	/s/ Timothy C. Rodell, M.D.	Signature:	/s/ Robert J. Hugin

Name:	Timothy C. Rodell, M.D.	Print Name:	Robert J. Hugin

Title:	President and CEO	Title:	President and Chief Operating Officer

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Exhibit 1.34

Drug Candidates

GI-4000 means the series of Tarmogen products that express mutated Ras and/or one or more peptides thereof. GI-4014, GI4015, GI4016 and GI4020 are part of the GI-4000 series and are the subject of [*].

GI-6200 means the series of Tarmogen products that solely express human carcinoembryonic antigen (CEA). GI-6207 is part of the GI-6200 series and means the single Tarmogen product that is the subject of [*], and that solely expresses human CEA having a N610D mutation.

GI-3000 means the series of Tarmogen products that solely express human epidermal growth factor receptor (EGFR). GI-3010 is part of the GI-3000 series and means the single Tarmogen product that is the subject of [*], and that solely expresses human EGFR lacking the secretory signal sequence and the transmembrane domain.

GI-10000 means the series of Tarmogen products that express Bcr-Abl and/or one or more peptides thereof. GI-10000 includes Tarmogen products expressing Bcr-Abl or peptides thereof that contain the Bcr-Abl junctional region, including the specific Tarmogen products: GI-10003, GI-10007, GI-10008 and GI-10009. GI-10000 also includes Tarmogen products expressing Bcr- Abl or peptides thereof that contain one or more escape mutations resulting from targeted therapy, such as E255K, T315I, and M351T. Specific Tarmogen products containing escape mutations in the Abl kinase are denoted GI-10001, GI-10002, GI-10004, GI-10005 and GI-10006.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Exhibit 1.57

GlobeImmune Licensed Patent(s)

Patents and Patent Applications Owned or Co-Owned by GlobeImmune:

[*]

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Patents and Patent Applications Licensed from [*]:

[*]

2

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Patents Licensed from [*]:

[*]

3

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Patents Licensed from [*]:

[*]

4

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Exhibit 1.68

Initial Development Plan

GlobeImmune will be responsible for conducting all Development activities through Completion of the endpoint set forth below for each of the following Drug Candidates:

Activities, endpoints and costs:

1) Drug Candidate - GI-4000

[*]

2) Drug Candidate - GI-10000

[*]

3) Drug Candidate - GI-6200

[*]

4) Drug Candidate - GI-3000

[*]

Description of Clinical Trials referenced above:

Drug Candidate	Clinical Trial	Status
GI-4000	[*]	[*]
	[*]	[*]
	[*]	[*]
	[*]	[*]
GI-6200	[*]	[*]

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Exhibit 1.91

Platform Patents

Patents and Patent Applications Owned or Co-owned by GlobeImmune:

[*]

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Patents and Patent Applications Licensed from The Regents of the University of Colorado:

[*]

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Patents Licensed from [*]:

[*]

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Exhibit 4.8

Terms of Supply Agreement

•	Supply:

•

Supply will be governed by a separate Supply Agreement, to be agreed between the Parties. In the event the Parties cannot agree to a Supply Agreement, Celgene will be entitled to manufacture all its needs itself.

•

Beginning on the date of exercise by Celgene of a Celgene Program Option with respect to any Celgene Development Compound, and thereafter during the Term, GlobeImmune will supply pre-commercial supply needs (both clinical and, if needed, pre-clinical needs) at [*]. Celgene will be entitled to audit the [*].

•	[*] means the [*]. Such [*] shall include [*]. In addition, [*] shall include [*]; provided that [*] shall not include [*]. [*] expressly excludes [*].

•

GlobeImmune will supply commercial supply needs at [*]; provided that the costs or expenses of any Third Party (including a second source of supply) included in [*] shall be charged at GlobeImmune’s actual out-of-pocket cost, without mark-up.

•

GlobeImmune anticipates manufacturing bulk product in-house and using contract manufacturers for fill/finish/labeling. Celgene, by mutual agreement of the Parties, may be the contract manufacturer for fill/finish/labeling activities.

•	Forecasts:

•	The Supply Agreement will define the terms and conditions for non-binding and binding supply forecasts.

•	GlobeImmune will use [*] to supply product in excess of the binding forecast defined in the Supply Agreement.

•	Minimum Supply Quantities:

•	Minimum order quantity per product: [*]

•	Manufacture:

•	As indicated above, GlobeImmune will manufacture products in-house or utilize third party contract manufacturers, as determined by GlobeImmune.

•

At any time, Celgene will have a right to require GlobeImmune to set up a second source of supply (i.e., complete tech transfer for the manufacture of Celgene Development Compounds) for both bulk product and fill/finish/labeling, which second source of supply will be with a third party contract manufacturer that is mutually acceptable. In the event that GlobeImmune fails to achieve performance standards described in the Supply Agreement, Celgene will have a right to require

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

GlobeImmune to utilize such third party contract manufacturer; provided that, if GlobeImmune has not set up a second source of supply prior to failing to achieve such performance standards (or, even with the second source of supply, GlobeImmune fails to achieve such standards), then Celgene may designate the third contract manufacturer, including Celgene itself. Until a second source of supply is established, GlobeImmune will at all times maintain twelve (12) months of inventory (based on Celgene’s then-current forecast) as back-up supply.

•	Celgene will have the right to conduct GMP audits of GlobeImmune (or its contract manufacturer) at least annually and for cause.

•	Step-In Right

•

Celgene shall have the right, upon written notice, on a Celgene Development Compound-by-Celgene Development Compound basis, to terminate the Supply Agreement and to manufacture any specific Celgene Development Compound (“Celgene Step-In Right”).

•

Celgene acknowledges that GlobeImmune intends to build a commercial manufacturing facility or expand its existing facility to accommodate commercial manufacturing, in each case, in order for GlobeImmune to provide commercial supply of Celgene Development Compounds. Therefore, with respect to the first Celgene Development Compound for which Celgene exercises its Celgene Step-in Rights, Celgene agrees as follows:

•	If Celgene exercises its Celgene Step-in Right for such Celgene Development Compound before the first Regulatory Approval of such Celgene Development Compound, Celgene will pay GlobeImmune [*]; and

•	If Celgene exercises its Celgene Step-in Right for such Celgene Development Compound after the first Regulatory Approval of such Celgene Development Compound, Celgene will pay GlobeImmune [*].

•

For clarity, Celgene shall make the above payment one time only, based on the first Celgene Development Compound with respect to which Celgene exercises a Celgene Step-in Right, regardless of how many times Celgene exercises its Celgene Step-in Right.

•

Notwithstanding the foregoing, Celgene shall have no obligation to make any such payments in the event Celgene terminates the Supply Agreement for cause (including because of a lack of capacity to support Celgene’s requirements).

•

In connection with Celgene’s right to commercially manufacture (itself or through an Affiliate or Third Party), as set forth in the Supply Agreement, within thirty (30) days after Celgene’s request GlobeImmune shall commence transferring to Celgene (or its Affiliates or a Third Party selected by Celgene to manufacture), at no cost to Celgene, any existing Third Party manufacturing agreements and all relevant Licensed Intellectual Property (including a chemistry, manufacturing, and controls (CMC) package and relevant manufacturing information) relating to the manufacture of Licensed Products (or, in the case of a second source of

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

supply, Celgene Development Compounds) and shall use Commercially Reasonable Efforts to complete such transfer in a timely fashion. In addition, GlobeImmune shall provide all reasonable assistance, including making its personnel available for meetings or teleconferences, to support and assist Celgene in the manufacture of the Licensed Product (or Celgene Development Compound), at no cost to Celgene.

•	Dispute Resolution

•	The Parties will negotiate appropriate dispute resolution procedures to be included in the Supply Agreement.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Exhibit 9.8

Press Release

FOR IMMEDIATE RELEASE

GlobeImmune and Celgene Corporation Announce Strategic Global Oncology Alliance

Tarmogen® Technology Platform Creates Powerful, Targeted Immune Response to Diseased Cells and Drives Family of Oncology-Focused Products

LOUISVILLE, Colo. & SUMMIT, N.J. – [DATE] – GlobeImmune, Inc. and Celgene Corporation (NASDAQ: CELG) today announced a worldwide strategic collaboration focused on the discovery, development and commercialization of multiple product candidates based on powerful, targeted molecular immunotherapy for the treatment of cancer.

Under the terms of the agreement, GlobeImmune will receive a $40 million upfront payment from Celgene, which includes an equity investment in GlobeImmune. In return, GlobeImmune is granting Celgene an exclusive option to all oncology programs, including GI-4000, a Tarmogen technology-based product currently in phase II pancreatic cancer studies as well as all of GlobeImmune’s other oncology product candidates on a program by program basis. GlobeImmune will conduct the early development of the product candidates through certain pre-defined endpoints. Celgene will have the option to obtain an exclusive worldwide license to develop and commercialize these unique immunotherapy product candidates. GlobeImmune is eligible to receive over $500 million in development and regulatory milestones, double-digit royalties and additional milestone payments based on net sales of the licensed product candidates.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Tarmogen technology holds several advantages over current approaches in oncology as its adaptability to a range of proteins, including the protein encoded by the ras oncogene, creates a powerful immune response against disease specific cells that improves with each subsequent dose, is adaptable to a range of diseases and is easily scalable to commercial levels.

“The partnership with GlobeImmune supports our goal to identify and develop high-potential oncology therapies based on significant, innovative science,” said Thomas Daniel, M.D., President of Research for Celgene. “The Tarmogen technology has the potential to address a number of highly-defined unmet medical needs. We are very pleased to be extending our relationship with GlobeImmune and entering this collaboration.”

Tarmogen® candidates are also being studied in Phase II clinical trials targeting hepatitis C.

“We are delighted to have Celgene as our worldwide oncology partner,” said Timothy C. Rodell, M.D., president and chief executive officer of GlobeImmune. “Celgene is a leader in the field of oncology, having demonstrated the ability to deliver innovative, disease-altering cancer treatment options to patients worldwide. This partnership provides significant validation for GlobeImmune’s work to date on the Tarmogen platform.”

About Tarmogens and GI-4000

Tarmogens are proprietary therapeutic product candidates designed to stimulate the immune system to recognize and eliminate diseased cells from the body. Tarmogens are whole, heat-killed recombinant S. cerevisiae yeast that express antigens from one or more disease-related proteins. GI-4000, the lead oncology program under this collaboration, is a series of Tarmogens that are intended to generate a T cell immune response against cells containing proteins encoded by a mutated ras oncogene. Mutations in ras are believed to be responsible for over 160,000 cases of cancer annually in the United States, including significant proportions of pancreas, non-small cell lung cancer, colorectal, ovarian and other cancers. A multicenter, randomized, placebo-controlled Phase 2 trial of GI-4000 in combination with gemcitabine in patients with resected pancreas cancer is ongoing.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

About GlobeImmune

GlobeImmune Inc. is a private company developing targeted molecular immunogens (Tarmogens) for the treatment of cancer and infectious diseases. The company’s lead oncology program, GI-4000, targets cancers caused by mutated versions of the Ras oncoprotein. GI-4000 is being investigated in clinical trials for the treatment of pancreas cancer as well as other cancers that contain mutated Ras, including non-small cell lung cancer and colorectal cancer. The company’s lead infectious disease program, GI-5005, is a Tarmogen for the treatment of chronic hepatitis C infection (HCV). GI-5005 is designed to complement both the current standard of care and emerging novel therapies for HCV.

About Celgene

Celgene Corporation, headquartered in Summit, New Jersey, is an integrated global biopharmaceutical company engaged primarily in the discovery, development and commercialization of novel therapies for the treatment of cancer and inflammatory diseases through gene and protein regulation. For more information, please visit the Company’s web site at www.celgene.com.

This release contains forward-looking statements which are subject to known and unknown risks, delays, uncertainties and other factors not under either company’s control, which may cause actual results, performance or achievements of either company to be materially different from the results, performance or other expectations expressed or implied by these forward-looking statements. These factors include results of current or pending research and development activities, actions by the FDA and other regulatory authorities, need for additional capital and other factors, which with respect to Celgene are further described in Celgene’s filings with the Securities and Exchange Commission such as Celgene’s 10K, 10Q and 8K reports.

GLOBEIMMUNE CONTACT:

Jeffrey Rona

Chief Business Officer

GlobeImmune, Inc.

T: 303-625-2820

information@globeimmune.com

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

MEDIA CONTACT:

Heidi Chokeir, Ph.D.

Russo Partners

T: 619-528-2217

M: 858-380-6584

heidi.chokeir@russopartnersllc.com

CELGENE CONTACT:

Greg Geissman

Associate Director, Public Relations

Celgene Corporation

T: 908-673-9854

ggeissman@celgene.com

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Schedule A

Third Party Agreement(s)

[*]

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Schedule B

Third Party License Agreement(s)

[*]

Exhibit 10.8.1

Amendment # 1 to the Collaboration and Option Agreement

This is an Amendment (“Amendment”) to the Collaboration and Option Agreement dated May 14th 2009 (the “Agreement) by and between Celgene Corporation, a Delaware corporation having a place of business at 86 Morris Avenue, Summit, New Jersey 07901 (“Celgene”), and GlobeImmune, Inc., a Delaware corporation having a place of business at 1450 Infinite Drive, Louisville, Colorado 80027 (“GlobeImmune”).

RECITALS

WHEREAS, the Agreement sets forth certain rights and obligations of the Parties relating to a certain collaboration, research and development activities for certain drug candidates and future drug programs;

WHEREAS, GlobeImmune and Celgene desire to amend the Agreement, pursuant to Section 13.5, Waivers and Modifications, to allow for additional time to negotiate and enter into the Supply Agreement, as further described below.

AGREEMENT

NOW, THEREFORE, in consideration of the covenants contained herein the Parties hereto, intending to be legally bound hereby, agree to amend the Agreement as follows:

1.	All terms defined in the Agreement shall have a meaning in this Amendment as in the Agreement, unless otherwise expressly defined in this Amendment.

2.	Section 4.8, Manufacture and Supply, is amended to delete the following language in the second sentence:

“one hundred and eighty (180) days”

and replace such language with the following:

“two hundred and seventy (270) days”

Except as otherwise amended hereby, the Agreement shall remain in full force and effect as presently written, and the rights, duties, liabilities and obligations of the Parties thereto, as presently constituted, will continue in full effect.

This Amendment, together with the Agreement, constitute the entire agreement between the Parties with respect to the subject matter contained therein, and together, supersede and replace any and all prior and contemporaneous understandings, arrangements and agreements, whether oral or written, with respect to the subject matter.

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed by their duly authorized representatives, effective this 6th day of November 2009.

CELGENE CORPORATION		GLOBEIMMUNE, INC.

Signature:	/s/ Robert J. Hugin	Signature:	/s/ Jeff Rong

Print Name:	Robert J. Hugin	Print Name:	Jeff Rong

Title:	President and COO	Title:	CBO

Approved for Legal Content:

Exhibit 10.8.2

Amendment # 2 to the Collaboration and Option Agreement

This is a Second Amendment (“Amendment #2”) to the Collaboration and Option Agreement dated May 14th 2009 (the “Agreement) by and between Celgene Corporation, a Delaware Corporation having a place of business at 86 Morris Avenue, Summit, New Jersey 07901 (“Celgene”), and GlobeImmune, Inc., a Delaware Corporation having a place of business at 1450 Infinite Drive, Louisville, Colorado 80027 (“GlobeImmune”).

WITNESSETH:

WHEREAS, the Agreement sets forth certain rights and obligations of both parties relating to a certain collaboration, research and development activities for certain drug candidates and future drug programs;

WHEREAS, GlobeImmune and Celgene amended the Agreement on November 6th 2009, (“Amendment #1”) which extended the time to negotiate the manufacture and supply agreement from 180 days to 270 days; and.

WHEREAS, GlobeImmune and Celgene desire to amend the Agreement further, pursuant to Section 13.5, Waivers and Modifications, to allow for additional time to negotiate and enter into a Supply Agreement between the parties as further described below.

NOW, THEREFORE, in consideration of the covenants contained herein the parties hereto, intending to be legally bound hereby, agree to amend the Agreement as follows:

1.	Section 4.8. Manufacture and Supply as amended pursuant to Amendment #1, is further amended to remove the following language in the second sentence:

“two hundred and seventy (270) days”

and such language is replaced as follows:

“four hundred and fifty (450) days”

This Amendment #2, together with the Agreement and Amendment #1, constitute the entire agreement between the parties with respect to the subject matter contained therein, and together, supersede and replace any and all prior and contemporaneous understandings, arrangements and agreements, whether oral or written, with respect to the subject matter.

Except as otherwise amended hereby, the Agreement shall remain in full force and effect as presently written, and the rights, duties, liabilities and obligations of the parties thereto, as presently constituted, will continue in full effect.

IN WITNESS WHEREOF, the parties have caused this Amendment #2 to be executed by their duly authorized representatives, effective this 9th day of February 2010.

CELGENE CORPORATION		GLOBEIMMUNE, INC.

Signature:	/s/ G.S. Columbeski	Signature:	/s/ Timothy C. Rodell

Print Name:	G.S. Columbeski	Print Name:	Timothy C. Rodell

Title:	SVP Business Dev.	Title:	Chief Executive Officer

Approved for Legal Content:

Exhibit 10.8.3

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

AMENDMENT #3 TO THE COLLABORATION AND OPTION AGREEMENT

THIS AMENDMENT #3 TO THE COLLABORATION AND OPTION AGREEMENT (together with any appendices attached hereto, this “Amendment #3”) is made and entered into as of June 16, 2011 (the “Amendment #3 Effective Date”), by and between GlobeImmune, Inc., a Delaware corporation located at 1450 Infinite Drive, Louisville, Colorado 80027, United States of America (“GlobeImmune”), and Celgene Corporation, a Delaware corporation located at 86 Morris Avenue, Summit, New Jersey 07901, United States of America (“Celgene”). GlobeImmune and Celgene are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, GlobeImmune and Celgene are parties to the Collaboration and Option Agreement, effective as of May 14, 2009, as amended on November 6, 2009 and February 9, 2010 (the “Agreement”), which sets forth certain rights and obligations of both Parties relating to a certain collaboration, research and development activities for certain drug candidates and future drug programs;

WHEREAS, Celgene and GlobeImmune desire to revise and amend the Agreement to add the Collaboration Compound known as GI-6300 as a Drug Candidate under the Agreement and to remove the Collaboration Compound known as GI-10000 as a Drug Candidate under the Agreement; and

WHEREAS, capitalized terms used herein but not defined herein shall have the definitions set forth in the Agreement.

AGREEMENT

NOW, THEREFORE, GlobeImmune and Celgene agree as follows:

1. Section 1.34 of the Agreement shall be deleted in its entirety and replaced with the following:

“1.34 “Drug Candidate” means GI-4000, GI-6200, GI-3000, or GI-6300.”

2. Section 1.53 of the Agreement shall be deleted in its entirety and replaced with the following:

“1.53 “GI-6300” has the meaning set forth on Exhibit 1.34.”

3. Section 3.2.1 of the Agreement shall be deleted in its entirety and replaced with the following:

“3.2.1 Commencement of GlobeImmune Development Activities. GlobeImmune represents and warrants that

1.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

GlobeImmune, as of the Effective Date, has initiated (a) research Execution Copy activities for the Program containing GI-3000 and (b) research and development activities for the Programs containing GI-4000 and GI-6200. GlobeImmune represents and warrants that GlobeImmune, as of the Amendment #3 Effective Date, has initiated research activities for the Program containing GI-6300. After the Effective Date, GlobeImmune shall provide written notice to Celgene promptly after commencing any additional Development efforts for any Collaboration Compound. After exercise of a Celgene Program Option, upon the request of Celgene and agreement of GlobeImmune, in GlobeImmune’s sole discretion, GlobeImmune may conduct Development activities with respect to the applicable Celgene Development Compound.”

4. Section 6.2.3 of the Agreement shall be deleted in its entirety and replaced with the following:

“6.2.3 Research and Development Milestones for Drug Candidates Other than the GI-4000 Program.

(a) GI-6200 and GI-3000. If Celgene exercises the Celgene Program Option with respect to a Program containing any of GI-6200 or GI-3000, in consideration of the research and Development work performed by GlobeImmune under this Agreement for such GI-6200 or GI-3000 Program, as applicable, Celgene will pay, within thirty (30) days following the date of achievement of each milestone below (or, if achievement of such milestone is within the control of GlobeImmune, within thirty (30) days following Celgene’s receipt of notice of the achievement of such milestone), to GlobeImmune the following milestone payments once each upon the achievement of the designated milestone events per each Program. Each payment will be made once regardless of how many Collaboration Compounds in the Program may achieve each milestone event. If any milestone event relating to development (excluding Regulatory Approval milestones) is achieved, all previously listed development milestone events, if not already achieved, shall be considered to be simultaneously achieved.

Milestone Event	Payment
[*]	[*	]
[*]	[*	]
[*]	[*	]
[*]	[*	]
[*]	[*	]
Total Per Drug Candidate Program	[*	]

2.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

(b) GI-6300. If Celgene exercises the Celgene Program Option with respect to the Program containing GI-6300, in consideration of the research and Development work performed by GlobeImmune under this Agreement for the Program for GI-6300, Celgene will pay, within thirty (30) days following the date of achievement of each milestone below (or, if achievement of such milestone is within the control of GlobeImmune, within thirty (30) days following Celgene’s receipt of notice of the achievement of such milestone), to GlobeImmune the following milestone payments once each upon the achievement of the designated milestone events per the Program for GI-6300. Each payment will be made once regardless of how many Collaboration Compounds in the GI-6300 Program may achieve each milestone event. If any milestone event relating to development (excluding Regulatory Approval milestones) is achieved, all previously listed development milestone events, if not already achieved, shall be considered to be simultaneously achieved.

Milestone Event	Payment
[*]	[*	]
[*]	[*	]
[*]	[*	]
[*]	[*	]
[*]	[*	]
[*]	[*	]
[*]	[*	]
[*]	[*	]

3.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

5. Exhibit 1.34 of the Agreement shall be deleted in its entirety and replaced with the Exhibit 1.34 set forth in Appendix A attached hereto.

6. Exhibit 1.68 of the Agreement shall be deleted in its entirety and replaced with the Exhibit 1.68 set forth in Appendix B attached hereto.

7. Pursuant to Section 8.2.8 of the Agreement, Exhibit 1.57 of the Agreement shall be deleted in its entirety and replaced with the Exhibit 1.57 set forth in Appendix C attached hereto.

8. Pursuant to Section 8.2.8 of the Agreement, Exhibit 1.91 of the Agreement shall be deleted in its entirety and replaced with the Exhibit 1.91 set forth in Appendix D attached hereto.

9. Schedule A of the Agreement shall be deleted in its entirety and replaced with the Schedule A set forth in Appendix E attached hereto.

10. Celgene hereby acknowledges and agrees that the Collaboration Compound known as GI-10000 shall not be deemed a Drug Candidate under the Agreement. GlobeImmune hereby acknowledges and agrees that (a) the Collaboration Compound known as GI-10000 may become a Future Program Compound under the Agreement (if the terms and conditions thereof of the Agreement are met) and remains subject to the terms and conditions of the Agreement, including the obligations of Section 5.6 of the Agreement; and (b) this Amendment #3 shall not be deemed a termination of the Program containing GI-10000 under the Agreement.

11. Except as otherwise amended by this Amendment #3, the Agreement shall remain in full force and effect as presently written, and the rights, duties, liabilities and obligations of the Parties, as presently constituted, will continue in full effect.

12. In the event of any conflict between the terms of the Agreement and this Amendment #3, the terms of this Amendment #3 shall govern but only to the extent necessary to accomplish its purpose.

13. This Amendment #3, together with the Agreement, constitutes the entire agreement between the Parties with respect to the subject matter contained therein and herein, supersedes and replaces any and all prior and contemporaneous understandings, arrangements and agreements, whether oral or written, with respect to such subject matter.

14. This Amendment #3 may be executed in counterparts, each of which shall be deemed an original, but both of which together shall constitute one and the same instrument. Signatures to this Amendment #3 transmitted by facsimile, by email in “portable document format” (“.pdf”), or by any other electronic means intended to preserve the original graphic and pictorial appearance of this Amendment #3 shall have the same effect as physical delivery of the paper document bearing original signature.

4.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

5.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

IN WITNESS WHEREOF, GlobeImmune and Celgene have executed this Amendment #3 by their duly authorized representatives as of the Amendment #3 Effective Date.

GLOBEIMMUNE, INC.		CELGENE CORPORATION

By:	/s/ Timothy C. Rodell, M.D.	By:	/s/ Robert J. Hugin

Name:	Timothy C. Rodell, M.D.	Name:	Robert J. Hugin

Title:	President and CEO	Title:	Chairman and CEO

[Signature Page to Amendment #3 to Collaboration and Option Agreement]

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Appendix A

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Exhibit 1.34

Drug Candidates

GI-4000 means the series of Tarmogen products that express mutated Ras and/or one or more peptides thereof. GI-4014, GI4015, GI4016 and GI4020 are part of the GI-4000 series and are the subject of IND No. [*].

GI-6200 means the series of Tarmogen products that solely express human carcinoembryonic antigen (CEA). GI-6207 is part of the GI-6200 series and means the single Tarmogen product that is the subject of IND No. [*], and that solely expresses human CEA having a N610D mutation.

GI-3000 means the series of Tarmogen products that solely express human epidermal growth factor receptor (EGFR). GI-3010 is part of the GI-3000 series and means the single Tarmogen product that is the subject of [*], and that solely expresses human EGFR lacking the secretory signal sequence and the transmembrane domain.

GI-6300 means the series of Tarmogen products that express brachyury. GI-6301 is part of the GI-6300 series and means the single Tarmogen product that may become the subject of [*] and that expresses a human brachyury protein.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Appendix B

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Exhibit 1.68

Initial Development Plan

GlobeImmune will be responsible for conducting all Development activities through Completion of the endpoint set forth below for each of the following Drug Candidates:

Activities, endpoints and costs:

1) Drug Candidate - GI-4000

[*]

3) Drug Candidate - GI-6200

[*]

4) Drug Candidate - GI-3000

[*]

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Description of Clinical Trials referenced above:

Drug Candidate	Clinical Trial	Status
GI-4000	[*]

GI-6200	[*]

GI-6300	[*]

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Appendix C

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Exhibit 1.57

GlobeImmune Licensed Patent(s)

Patents and Patent Applications Owned or Co-Owned by GlobeImmune:

[*]

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Patents and Patent Applications Licensed from The Regents of the University of Colorado:

[*]

Patents Licensed from Washington Research Foundation:

[*]

Patents Licensed from National Institutes of Health:

[*]

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Appendix D

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Exhibit 1.91

Platform Patents

Patents and Patent Applications Owned or Co-owned by GlobeImmune:

[*]

Patents and Patent Applications Licensed from The Regents of the University of Colorado:

[*]

Patents Licensed from Washington Research Foundation:

[*]

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Appendix E

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Schedule A

Third Party Agreement(s)

[*]

Exhibit 10.9

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

EXECUTION COPY

LICENSE AND COLLABORATION AGREEMENT

BY AND BETWEEN

GLOBEIMMUNE, INC.

AND

GILEAD SCIENCES, INC.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

-i-

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

(continued)

-ii-

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

(continued)

EXHIBITS

Exhibit A – GlobeImmune Licensed Patent(s)

Exhibit A.1 – [*]

Exhibit B – Platform Patents

Exhibit C – Collaboration Development Plan

Exhibit D – Terms of Supply Agreement

Exhibit E – GlobeImmune Development Budget

Exhibit F – Press Release

Schedule A –Third Party Agreement(s)

Schedule A-1 – Approved Subcontractors

Schedule B – Third Party License Agreement(s)

Schedule C – Schedule of Exceptions

-iii-

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

LICENSE AND COLLABORATION AGREEMENT

THIS LICENSE AND COLLABORATION AGREEMENT (together with any exhibits attached hereto, this “Agreement”) is made and entered into as of October 24, 2011 (the “Effective Date”), by and between GlobeImmune, Inc., a Delaware corporation located at 1450 Infinite Drive, Louisville, Colorado 80027, United States of America (“GlobeImmune”), and Gilead Sciences, Inc., a Delaware corporation located at 333 Lakeside Drive, Foster City, California 94404, United States of America (“Gilead”). GlobeImmune and Gilead are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, GlobeImmune has expertise in drug discovery, development, and manufacturing of yeast-based immunotherapeutics known as Tarmogen® products;

WHEREAS, Gilead has expertise in research, development, and commercialization of pharmaceutical products;

WHEREAS, GlobeImmune has rights under certain patent rights and know-how rights relating to Tarmogens for the prevention and/or treatment of hepatitis B virus infection and its sequelae;

WHEREAS, Gilead desires to obtain, and GlobeImmune is willing to grant to Gilead, an exclusive license to exclusively develop and commercialize certain Tarmogen immunotherapeutics directed against hepatitis B virus in the Field in the Territory, as set forth in this Agreement; and

WHEREAS, GlobeImmune and Gilead desire to establish a collaboration for the development of such Tarmogen immunotherapeutics in accordance with the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the foregoing premises and the mutual promises, covenants and conditions contained in this Agreement, the Parties agree as follows:

AGREEMENT

1. DEFINITIONS. The terms in this Agreement with initial letters capitalized, whether used in the singular or the plural, shall have the meaning set forth below or, if not listed below, the meaning designated in places throughout this Agreement.

1.1 “Affiliate” of a Party means any Person that directly or indirectly is controlled by, controls or is under common control with a Party to this Agreement. For the purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) as used with respect to a Person means (a) in the case of a corporate entity, direct or indirect ownership of voting securities entitled to cast more than fifty percent (50%) of the votes in the election of directors, (b) in the case of a non- corporate entity,

1.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

direct or indirect ownership of more than fifty percent (50%) of the equity interests with the power to direct the management and policies of such entity, or (c) any other arrangement whereby a Person controls or has the right to control the board of directors or equivalent governing body or management of a corporation or other entity; provided that, if local Laws restrict foreign ownership, control shall be established by direct or indirect ownership of the maximum ownership percentage that may, under such local Laws, be owned by foreign interests.

1.2 “BLA” means a Biologics License Application, or similar application that is submitted to the FDA, or a foreign equivalent of the FDA, for marketing approval of a Licensed Product in a country (or region).

1.3 “Business Day” means a day other than Saturday, Sunday or any day on which commercial banks located in New York, New York or San Francisco, California are authorized or obligated by Laws to close.

1.4 “Calendar Quarter” means the respective periods of three (3) consecutive calendar months ending on March 31, June 30, September 30 and December 31; provided, however, that (a) the first Calendar Quarter of any particular period shall extend from the commencement of such period to the end of the first complete Calendar Quarter thereafter and (b) the last Calendar Quarter shall end upon the expiration or termination of this Agreement.

1.5 “Calendar Year” means (a) for the first Calendar Year of the Term, the period beginning on the Effective Date and ending on December 31, 2011, (b) for each Calendar Year of the Term thereafter, each successive period beginning on January 1 and ending twelve (12) consecutive calendar months later on December 31, and (c) for the last Calendar Year of the Term, the period beginning on January 1 of the Calendar Year in which this Agreement expires or terminates and ending on the effective date of expiration or termination of this Agreement.

1.6 [*]

1.7 [*]

1.8 [*]

1.9 [*]

1.10 “Change of Control” means, with respect to GlobeImmune, [*]

1.11 “Clinical Trials” means any clinical trial of a Licensed Vaccine or Licensed Product, including, without limitation, the GlobeImmune Clinical Trial and the Gilead Phase 1b/2a Trial.

1.12 “Collaboration” means the research and Development activities of the Parties during the Research Term as set forth in the Collaboration Development Plan, any activities of GlobeImmune pursuant to Section 4.4, and the Manufacturing Activities.

2.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

1.13 “Collaboration Antigens” means any antigen encoded by hepatitis B virus, including any such antigen selected by the JRC for inclusion in a Tarmogen to be Developed under the Agreement, and any modified versions or derivatives thereof.

1.14 “Collaboration Development Plan” has the meaning set forth in Section 4.1.1.

1.15 “Combination Product” means any product sold in a particular country that contains a Licensed Vaccine in combination with one (1) or more other therapeutically active ingredients or drug delivery technology, devices, equipment or other components (whether combined in a single formulation or package), as applicable, or formulated or packaged separately but sold together for a single price.

1.16 “Commencement” or “Commence” means, when used with respect to any Clinical Trial, the date on which the first subject enrolled in such Clinical Trial is dosed.

1.17 “Commercialization” or “Commercialize” means activities directed to marketing, promoting, distributing, importing, exporting, using, offering for sale, or selling a Licensed Product, and carrying out Phase 4 Trials commenced after First Commercial Sale of a Licensed Product anywhere in the Territory. For clarity, “Commercialization” s hall not include any Manufacturing Activities.

1.18 “Commercialization Plan” has the meaning set forth in Section 4.2.5.

1.19 “Commercially Reasonable Efforts” means [*].

1.20 “Confidential Information” means all trade secrets, processes, formulae, Know-How, improvements, inventions, chemical or biological materials, chemical structures, techniques, marketing plans, strategies, customer lists, or other information that has been created, discovered, or developed by a Party, or has otherwise become known to a Party, or to which rights have been assigned to a Party, as well as any other information and materials that are deemed confidential or proprietary to or by a Party (including all information and materials of a Party’s customers and any other Third Party and their consultants), in each case that are disclosed by such Party to the other Party, regardless of whether any of the foregoing are marked “confidential” or “proprietary” or communicated to the other by the disclosing Party in oral, written, graphic, or electronic form.

1.21 “Controlled” or “Controls” means, when used in reference to an item or intellectual property rights, the legal authority or right of a Party (or any of its Affiliates) (whether by ownership or by license, other than pursuant to this Agreement) to grant the right to use such item or a license or sublicense of such intellectual property rights to the other Party, or to otherwise disclose proprietary or trade secret information to such other Party, without, in the case of such rights that are licensed from a Third Party, breaching the terms of any agreement with a Third Party, or misappropriating the proprietary or trade secret information or other Know-How of a Third Party.

1.22 [*].

3.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

1.23 “Data” means all data, results and information that may support the Development, manufacture or Commercialization of the Licensed Vaccines and/or Licensed Products, including, without limitation, all data, results and information relating to the pharmacology, biology, chemistry, biochemistry, toxicology, stability, quality control or efficacy of the Licensed Vaccines, and any other data, results or information generated during the course of pre-clinical studies of the Licensed Vaccines or the Clinical Trials.

1.24 “Development” means (a) product or assay research, design, engineering, optimization, evaluation and validation, (b) pre-clinical drug development activities, (c) Clinical Trial activities and/or (d) submission of information generated from such activities to a Regulatory Authority, including toxicology, pharmacology, pharmacodynamics and other research and discovery and pre-clinical efforts, test method development and stability testing, manufacturing process development, formulation development, delivery system development, quality assurance and quality control development, statistical analysis, Clinical Trials (including pre- and post-Regulatory Approval studies) and activities relating to obtaining Regulatory Approval, but excluding Commercialization activities. When used as a verb, “Develop” means to engage in Development.

1.25 “Dollar” or “$” means the lawful currency of the United States.

1.26 “EMA” means the European Medicines Agency, or any successor agency thereto.

1.27 “European Market” means Germany, France, Italy, Spain and the United Kingdom.

1.28 “FDA” means the U.S. Food and Drug Administration, or any successor agency thereto.

1.29 “Field” means [*]; provided, however, that “Field” shall include [*].

1.30 “First Commercial Sale” means the first transfer of a Licensed Product by Gilead, any Affiliate, or Sublicensee to the first Third Party (other than a Sublicensee) in any country in the Territory, in exchange for cash or some equivalent to which value can be assigned for the purpose of determining Net Sales, after Regulatory Approval of such Licensed Product has been granted, or such marketing and sale is otherwise permitted, by the Regulatory Authority of such country, excluding registration samples, compassionate use, and use in Clinical Trials.

1.31 “GAAP” means generally accepted accounting principles in the United States, consistently applied; provided that, to the extent that a Party adopts International Financial Reporting Standards (IFRS), then “GAAP” means International Financial Reporting Standards (IFRS), consistently applied.

1.32 “Generic Version” means, with respect to a Licensed Product, a product (including a “biogeneric,” “follow-on biologic,” “follow-on biological product,” “follow-on protein product,” “similar biological medicinal product,” or “biosimilar product”) that (a) (i) is “similar” or “interchangeable,” with respect to such Licensed Product as evaluated by the FDA, (ii) outside the United States, is determined by the applicable Regulatory Authorities to be

4.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

“similar,” “comparable,” “interchangeable,” “bioequivalent,” or “biosimilar” to such Licensed Product, or (iii) [*], and (b) is not an Authorized Generic Version of such Licensed Product; where “Authorized Generic Version” means any pharmaceutical product that (i) is sold under the BLA filed by Gilead, an Affiliate of Gilead or Sublicensee for such Licensed Product, (ii) is sold under a different Trademark than such Licensed Product, and (iii) has a National Drug Code (“NDC”) number that differs from the NDC number for such Licensed Product (other than on a temporary basis as may be necessary to launch such Licensed Product in the applicable market).

1.33 “Gilead Development Plan” has the meaning set forth in Section 4.2.1.

1.34 “Gilead Phase 1b/2a Trial” means the Phase 1b/2a Trial conducted by Gilead, as set forth in the Gilead Development Plan.

1.35 “Gilead Term” means the period of time commencing upon completion of the Research Term and ending upon the expiration or termination of the Term.

1.36 “GlobeImmune Clinical Trial” means the Phase 1a Clinical Trial conducted by GlobeImmune, as set forth in the Collaboration Development Plan.

1.37 “GlobeImmune Development Budget” has the meaning set forth in Section 5.2.

1.38 “GlobeImmune Licensed Know-How” means all Know-How Controlled by GlobeImmune as of the Effective Date and during the Term that is that is necessary or reasonably useful for the Development, Commercialization, or manufacture of a Licensed Vaccine or a Licensed Product. Notwithstanding anything to the contrary, “GlobeImmune Licensed Know-How” excludes any Know-How claimed in any GlobeImmune Licensed Patent that has published or issued.

1.39 “GlobeImmune Licensed Patent(s)” means all Patents in the Territory Controlled by GlobeImmune as of the Effective Date as set forth on Exhibit A and any other Patents Controlled by GlobeImmune during the Term that (a) describe, claim, or cover a Licensed Vaccine or a Licensed Product, or (b) are necessary or reasonably useful for the Development, Commercialization, or manufacture of a Licensed Vaccine or Licensed Product. GlobeImmune Licensed Patents include GlobeImmune’s interest in Joint Patents to the extent such Patent meets the criteria set forth in (a) or (b) above. Notwithstanding the foregoing, the GlobeImmune Licensed Patents shall not include the Patents of case [*]. If Gilead desires to include such Patents in the GlobeImmune Licensed Patents, Gilead shall so notify GlobeImmune in writing and this Agreement shall be amended to include such Patents in the GlobeImmune Licensed Patents at no additional cost or expense to Gilead.

1.40 “GlobeImmune Platform Technology” means GlobeImmune’s proprietary methods and processes for selecting, engineering, modifying, manufacturing, testing and using Tarmogens.

1.41 “Good Clinical Practices” or “GCP” means Good Clinical Practices established through FDA guidances (including ICH E6) and, outside the United States, GCP shall be based on ICH E6.

5.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

1.42 “Good Laboratory Practices” or “GLP” means In the United States, Good Laboratory Practices are established through FDA regulations (including 21 C.F.R. Part58), FDA guidances, FDA current review and inspection standards and current industry standards.

1.43 “Good Manufacturing Practices” or “GMP” means current Good Manufacturing Practices for the manufacture of pharmaceutical products as are required by applicable Regulatory Authorities or applicable Law. In the United States, GMP shall be as defined under the rules and regulations of the FDA, as the same may be amended from time to time.

1.44 “IND” means any Investigational New Drug application, filed with the FDA pursuant to Part 312 of Title 21 of the U.S. Code of Federal Regulations, including any amendments thereto. References herein to IND shall include, to the extent applicable, any comparable filing(s) outside the United States (such as a CTA in the European Union).

1.45 “Infringement Action” has the meaning set forth in Section 7.3.1.

1.46 “Joint Invention” has the meaning set forth in Section 7.1.1.

1.47 “Joint Patent(s)” has the meaning set forth in Section 7.1.1.

1.48 “Joint Research and Development Committee” or “JRC” has the meaning set forth in Section 3.1.1.

1.49 “Know-How” means technical information and know-how, including inventions, discoveries, trade secrets, specifications, instructions, processes, formulae, materials (including antigens and the like), methods, protocols, expertise and other information and technology applicable to formulations, compositions or products or to their manufacture, development, registration, use or marketing or to methods of assaying or testing them or processes for their manufacture, formulations containing them or compositions incorporating or comprising them, and including all biological, chemical, pharmacological, biochemical, toxicological, pharmaceutical, physical and analytical, safety, quality control, manufacturing, preclinical and clinical data, instructions, processes, formula, and expertise, and including the Data.

1.50 “Laws” means all applicable laws, statutes, rules, regulations, ordinances and other pronouncements having the effect of law of any federal, national, multinational, state, provincial, county, city or other political subdivision, government or Regulatory Authority, domestic or foreign, in the Territory.

1.51 “Licensed Intellectual Property” means the GlobeImmune Licensed Patents and the GlobeImmune Licensed Know-How.

1.52 “Licensed Product” means any product in final form that contains a Licensed Vaccine as a therapeutically or prophylactically active ingredient.

6.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

1.53 “Licensed Vaccine” means any vaccine Developed by or on behalf of the Parties (or any of their Affiliates or Sublicensees) during the Term using GlobeImmune Platform Technology to express one or more Collaboration Antigens.

1.54 “Manufacturing Activities” means those activities associated with the production, manufacture or processing of Licensed Vaccines and/or Licensed Products, and the filling, finishing, packaging, labeling, shipping and storage of such Licensed Products, including without limitation quality assurance and quality control, that are performed by GlobeImmune, its Affiliates or contractors under this Agreement, the Supply Agreement or any quality agreement relating to the manufacture or supply of Licensed Vaccines and/or Licensed Products.

1.55 “Major Market” means any of [*].

1.56 “Net Sales” means [*] calculated in accordance with GAAP [*]:

(a) [*];

(b) [*];

(c) [*];

(d) [*];

(e) [*];

(f) [*]; and

(g) [*].

Any and all [*] shall be calculated in accordance with GAAP. [*].

[*]

[*]

1.57 “Patents” means (a) patents and patent applications anywhere in the world, (b) all divisionals, continuations, continuations in-part thereof or any other patent application claiming priority, or entitled to claim priority, directly or indirectly to (i) any such patents or patent applications or (ii) any patent or patent application from which such patents or patent applications claim, or is entitled to claim, direct or indirect priority, and (c) all patents issuing on any of the foregoing anywhere in the world, together with all registrations, reissues, re-examinations, patents of addition, renewals, supplemental protection certificates, or extensions of any of the foregoing anywhere in the world.

1.58 “Person” means any individual, firm, corporation, partnership, limited liability company, trust, business trust, joint venture, governmental authority, association, or other entity.

7.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

1.59 “Phase 1a Trial” means a human clinical trial conducted on a limited number of healthy study subjects for the primary purpose of gaining evidence of the safety and tolerability of, and information regarding potential pharmacological activity for, any product, as described in 21 C.F.R. § 312.21(a) (including any such clinical study in any country other than the United States).

1.60 “Phase 1b/2a Trial” means a human clinical trial conducted on study subjects with the disease or condition being studied for the principal purposes of gaining evidence of the safety and tolerability of, and potential pharmacological activity for, any product, as described in 21 C.F.R. § 312.21(a) (including any such clinical study in any country other than the United States), as further described in 21 C.F.R. §312.21(b) (including any such clinical study in any country other than the United States).

1.61 “Phase 2b Trial” means a human clinical trial conducted on study subjects with the disease or condition being studied for the principal purposes of achieving a preliminary determination of efficacy or appropriate dosage ranges of any product, as described in 21 C.F.R. § 312.21(b) (including any such clinical study in any country other than the United States).

1.62 “Phase 3 Trial” means a pivotal clinical trial in humans performed to gain evidence with statistical significance of the efficacy of a product in a target population, and to obtain expanded evidence of safety for such product that is needed to evaluate the overall benefit-risk relationship of such product, to form the basis for the filing for approval of a BLA by a Regulatory Authority and to provide an adequate basis for physician labeling, as described in 21 C.F.R. § 312.21(c) or the corresponding regulation in countries other than the United States.

1.63 “Phase 4 Trial” means (a) any clinical trial in humans conducted to satisfy a requirement of a Regulatory Authority in order to maintain a Regulatory Approval and (b) any clinical trial in humans conducted after the first Regulatory Approval in the same disease state for which the compound or product received Regulatory Approval in the Territory.

1.64 “Platform Claims” means [*]

1.65 “Platform Patents” means [*] The Platform Patents as of the Effective Date are set forth on Exhibit B, which shall be amended from time to time in accordance with Section 7.2.7.

1.66 “Prosecution” means the filing, preparation, prosecution (including any interferences, reissue proceedings, reexaminations, and oppositions) and maintenance of Patents. When used as a verb, “Prosecute” means to engage in Prosecution.

1.67 “Regulatory Approvals” means, with respect to any Licensed Vaccine or Licensed Product in any country, all approvals from any Regulatory Authority (including, without limitation, the approval by the applicable Regulatory Authority with respect to the price at which the Licensed Product can be sold and reimbursed) necessary or reasonably useful for the commercial manufacture, marketing, distribution and sale of the Licensed Product or any product containing a Licensed Vaccine in such country in accordance with Laws .

8.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

1.68 “Regulatory Authority” means any national or supranational governmental authority, including the FDA, EMA, or Koseisho (i.e., the Japanese Ministry of Health and Welfare), or any successor agency thereto, that has responsibility in countries in the Territory over the Development, manufacturing and/or Commercialization of a Licensed Vaccine or a Licensed Product, as applicable.

1.69 “Regulatory Exclusivity” means, with respect to any Licensed Product, any period of regulatory data protection or market exclusivity or similar regulatory protection afforded by the Regulatory Authorities in a country, including any such periods under national implementations of Article 10.1(a)(iii) of Directive 2001/EC/83, and all international equivalents.

1.70 “Regulatory Filings” means any and all regulatory applications, filings, approvals and associated correspondence required to Develop, manufacture, and/or Commercialize Licensed Products in each country or jurisdiction in the Territory.

1.71 “Research Term” means [*].

1.72 “Royalty Term” means, on a Licensed Product-by-Licensed Product and a country-by-country basis, the period commencing on [*] and ending on [*].

1.73 “Sole Invention” has the meaning set forth in Section 7.1.1.

1.74 “Sublicense” means the written agreement pursuant to which a Third Party becomes a Sublicensee.

1.75 “Sublicensee” means any Third Party granted a sublicense by Gilead or its Affiliates of any of the rights licensed to Gilead by GlobeImmune under Section 2.3. For avoidance of doubt, a “Sublicensee” shall include (a) a Third Party to whom Gilead has granted the right to promote or distribute a Licensed Product if such Third Party is principally responsible for marketing and promotion of such Licensed Product within a particular country or territory and/or (b) a Third Party who is party to a further sublicense as set forth in Section 2.3; provided, however, that the term “Sublicensee” does not include wholesale distributors or any other Third Party who purchases a Licensed Product, where such Third Party does not have a sublicense to Develop or manufacture Licensed Product except for a limited sublicense to the extent required to enable such Third Party (i) to perform final packaging for such Licensed Product for local distribution, (ii) to conduct a confirmatory Clinical Trial to support a Regulatory Filing in such Third Party’s territory or (iii) to prepare and make the Regulatory Filing for a Licensed Product in the Field in such Third Party’s territory.

1.76 “Supply Agreement” has the meaning set forth in Section 4.4.

1.77 “Tarmogen” means GlobeImmune’s proprietary recombinant yeast - based immunotherapeutic products known as “Tarmogen®” products.

1.78 “Tarmogen Trademark” means GlobeImmune’s registered trademark TARMOGEN

9.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

1.79 “Technology Transfer Plan” has the meaning set forth in Section 4.1.5.

1.80 “Term” has the meaning set forth in Section 10.1.

1.81 “Terminated Product” means the Licensed Vaccines and/or Licensed Products for which GlobeImmune obtains the exclusive right to conduct Development and Commercialization under this Agreement in the event this Agreement is terminated by Gilead pursuant to Section 10.3, or by GlobeImmune pursuant to Section 10.2.1, 10.4 or 10.5.

1.82 “Territory” means any and all countries in the world.

1.83 “Third Party” means any Person other than Gilead, GlobeImmune and their respective Affiliates.

1.84 “Third Party Royalty Payment” has the meaning set forth in Section 5.4.3(c).

1.85 “Third Party Tarmogen-Related IP” has the meaning set forth in Section 5.4.3(b).

1.86 “Trademark” means any word, name, symbol, color, designation, or device or any combination thereof, whether registered or unregistered, including any trademark, trade dress, service mark, service name, brand mark, trade name, brand name, logo, or business symbol.

1.87 “United States” or “U.S.” means the United States of America and all its territories and possessions.

1.88 “Valid Claim” means a claim within an issued United States patent or United States patent application or any foreign counterpart of any of the foregoing that has not expired, lapsed, or been cancelled or abandoned, and that has not been dedicated to the public, disclaimed, or held unenforceable, invalid, or been cancelled by a court or administrative agency of competent jurisdiction in an order or decision from which no appeal has been or can be taken, including through opposition, re-examination, reissue or disclaimer; [*]

2. LICENSES; TECHNOLOGY TRANSFER; EXCLUSIVITY

2.1 License to Gilead.

2.1.1 Licensed Intellectual Property. Subject to the terms and conditions of this Agreement, GlobeImmune hereby grants to Gilead and its Affiliates the exclusive (even as to GlobeImmune and its Affiliates), worldwide, nontransferable (except as provided in Section 12.4) right and license, with the right to grant sublicenses solely in accordance with Section 2.3, under the Licensed Intellectual Property, to use, have used, sell, have sold, offer to sell, import, have imported, make and have made, and otherwise research, Develop, Commercialize or manufacture any Licensed Vaccine and/or Licensed Product, during the Term, in the Territory in the Field; provided, however, that, subject to the terms and conditions of this Agreement, GlobeImmune retains the right to (i) to Develop the Licensed Vaccines solely in accordance with the Collaboration Development Plan and (ii) make and have made Licensed Vaccines and Licensed Products solely to perform its obligations hereunder.

10.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

2.1.2 Trademarks for Licensed Products. To the extent that GlobeImmune owns any Trademark(s) that pertain specifically to a Licensed Vaccine or Licensed Product, subject to the terms and conditions of this Agreement, GlobeImmune hereby grants to Gilead and its Affiliates an exclusive right and license, with the right to grant sublicenses solely in accordance with Section 2.3, to Trademark(s) Controlled by GlobeImmune solely for use with respect to such Licensed Vaccine or Licensed Product, as the case may be. In addition, GlobeImmune hereby grants to Gilead and its Affiliates, a non-exclusive right and license, with the right to grant sublicenses solely in accordance with Section 2.3 to the Tarmogen Trademark, solely for use with respect to a Licensed Vaccine or Licensed Product, as the case may be. All representations of GlobeImmune Trademarks that Gilead or its Affiliates or Sublicensees intends to use, if not previously approved by GlobeImmune, will first be submitted to GlobeImmune for approval, such approval not to be unreasonably withheld. GlobeImmune will have ten (10) Business Days to review the representation of the GlobeImmune Trademarks. If GlobeImmune does not provide written notice of its approval or disapproval (together with its reasons for such disapproval) within such ten (10) Business Day period, GlobeImmune will be deemed to have approved such representation. The foregoing license also includes the right and license to use GlobeImmune’s name and logo as permitted under Section 2.4.

2.2 License to GlobeImmune. Subject to the terms and conditions of this Agreement, Gilead hereby grants to GlobeImmune and its Affiliates a non-exclusive, nontransferable (except as provided in Section 12.4), royalty-free right and license, with the right to grant sublicenses solely in accordance with Section 2.3, under Patents and Know-How Controlled by Gilead that are necessary or reasonably useful for GlobeImmune to perform its obligations under the Collaboration Development Plan and solely for the purpose of performing such obligations.

2.2.1 Subject to the terms and conditions of this Agreement, Gilead hereby grants to GlobeImmune and its Affiliates a non-exclusive, royalty-bearing, worldwide, perpetual, nontransferable (except as provided in Section 12.4), right and license, with the right to grant sublicenses (through multiple tiers), under Patents and Know-How covering any and all Gilead Sole Inventions to the extent any such inventions are an improvement to GlobeImmune’s Tarmogen technology, to make, have made, use, sell, have sold and import Tarmogens (other than Licensed Vaccines and Licensed Products) in [*]. For clarity, any such license does not and shall not include any Patents or Know-How covering Gilead’s product, Tenofovir. As consideration for the license rights granted to GlobeImmune under this Section 2.2.2, GlobeImmune will pay Gilead royalties on terms to be negotiated in good faith between the Parties.

2.3 Sublicenses. Gilead and its Affiliates shall have the right to grant sublicenses under the rights licensed to Gilead and its Affiliates under Section 2.1 solely in accordance with this Section 2.3, as follows:

2.3.1 such Sublicense shall refer to this Agreement and shall be subordinate to and consistent with the terms and conditions of this Agreement, and shall not limit the ability of Gilead (individually or through the activities of its Affiliates and Sublicensees) to fully perform all of its material obligations under this Agreement or GlobeImmune’s rights under this Agreement;

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2.3.2 in such Sublicense, the Sublicensee shall agree to be subject to, and bound by, the terms and conditions of the [*] to the extent required under the terms of the [*] and then only to the same extent as Gilead has agreed in Section 2.5;

2.3.3 Gilead shall remain responsible for the performance of this Agreement and the performance of its Sublicensees hereunder, including the payment of all payments due, and making reports and keeping books and records, and shall cause such Sublicensee to enable Gilead to comply with the terms and conditions of this Agreement;

2.3.4 except as otherwise provided in the Sublicense, if this Agreement terminates for any reason, any Sublicensee shall, from the effective date of such termination, automatically become a direct licensee of GlobeImmune with respect to the rights licensed to Gilead hereunder and sublicensed to the Sublicensee by Gilead; provided, however, that such Sublicensee is not in material breach of its Sublicense and continues to perform thereunder; and

2.3.5 such Sublicensees shall have the right to grant further Sublicenses of same or lesser scope as its sublicense from Gilead and its Affiliates under the grants contained in Section 2.1 (the other party to such further sublicense also being a “Sublicensee”); provided, however, that such further sublicenses shall be in accordance with and subject to all of the terms and conditions of this Section 2.3 and Section 2.5 (i.e., such initial Sublicensee shall be subject to this Section 2.3 in the same manner and to the same extent as Gilead).

2.4 Use of Names; Logo. To the extent permitted or required under Laws, Gilead may include on the packaging and labeling for Licensed Products GlobeImmune names and logos. Except as set forth in Section 2.1.2, no right or license, express or implied, is granted to Gilead to use any Trademark owned or otherwise Controlled by GlobeImmune or any of its Affiliates. Gilead, at its sole cost and expense, shall be responsible for (i) the selection of all Trademarks which it employs in connection with its activities conducted pursuant to this Agreement, and (ii) the registration and maintenance of all such Trademarks (other than any Trademark owned or otherwise Controlled by GlobeImmune or any of its Affiliates, which Trademarks shall be registered and maintained by GlobeImmune).

2.5 No Implied Licenses; Reservation of Rights; Other Licenses.

2.5.1 No Implied Licenses; Retained Rights. No license or other right is or shall be created or granted hereunder by implication, estoppel, or otherwise. All licenses and rights are or shall be granted only as expressly provided in this Agreement. All rights not expressly granted by a Party under this Agreement are reserved by such Party and may be used by such Party for any purpose.

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2.5.2 Reservation of Rights. This Agreement is expressly subject to the following reservation of rights:

(a) This Agreement is subject to the reservation on behalf of the U.S. government under [*] to the extent applicable to the GlobeImmune Licensed Patents sublicensed to Gilead by GlobeImmune under [*].

(b) This Agreement is subject to all of the terms and conditions of Title 35 of the United States Code Sections 200 through 204, as required under [*]. Gilead agrees to comply with such terms and conditions to the extent such terms and conditions are applicable to the GlobeImmune Licensed Patents sublicensed to Gilead by GlobeImmune under the [*], including complying with the applicable terms and conditions regarding the engagement of U.S. manufacturers (unless an appropriate waiver is obtained from the United States Government). Upon reasonable request by either Party, the other Party shall use Commercially Reasonable Efforts in requesting and obtaining any waiver with respect to any requirements of 35 U.S.C. § 204 applicable to the GlobeImmune Licensed Patents that is necessary, and in securing the support of the relevant licensor of the GlobeImmune Licensed Patents for such request.

(c) This Agreement is subject to the reservation by [*], of limited, non-exclusive rights to use the Licensed Intellectual Property licensed to GlobeImmune thereunder for academic and research purposes.

2.5.3 Other Licenses.

(a) [*]:

(i) [*];

(ii) [*];

(iii) [*]; and

(iv) [*].

(b) [*].

(i) GlobeImmune acknowledges that it is responsible for the fulfillment of its obligations under [*] and agrees to fulfill the same, including any provisions necessary to maintain in full force and effect any rights sublicensed to Gilead and its Affiliates hereunder and the exclusive nature of such rights, subject to Gilead’s compliance with its obligations hereunder. In the event of any conflict between the terms of this Agreement and [*], the Parties will discuss in good faith how to address the conflict; provided, however, that if the Parties are unable to agree on how to address the conflict, the terms of [*] shall govern with respect to GlobeImmune’s rights under [*] that are sublicensed to Gilead and its Affiliates.

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(ii) Gilead acknowledges and agrees that it shall be bound by the following provisions of [*], as a sublicensee of the rights licensed to GlobeImmune thereunder and only to the extent applicable to the rights sublicensed to Gilead hereunder: [*]. Furthermore, Gilead acknowledges that GlobeImmune is required to share certain reports and copies of Sublicenses provided by Gilead to GlobeImmune hereunder with its licensor under [*], and Gilead consents to the sharing of such reports and such copies of Sublicenses solely to the extent required under [*] pursuant to Section 8.3(c) hereunder.

(c) Survival of Gilead’s Rights. GlobeImmune and Gilead acknowledge that, in the event of termination of [*], the rights under [*] that are sublicensed to Gilead and its Affiliates pursuant to this Agreement shall, pursuant to [*], at the discretion of Gilead, either be terminated or be converted to a license agreement directly between the licensor thereunder and Gilead and its Affiliates.

2.6 Exclusivity. During the Term, except in connection with GlobeImmune’s performance under this Agreement, neither GlobeImmune or any of its Affiliates, directly or indirectly with or through a Third Party, shall engage in research, discovery, optimization, development, manufacture or commercialization of any compound or product [*]. Failure to comply with the conditions of this Section 2.6 will be a material breach of a material term of this Agreement.

3. GOVERNANCE

3.1 Joint Research and Development Committee.

3.1.1 Within thirty (30) days after the Effective Date, the Parties shall establish a joint research and development committee (the “Joint Research and Development Committee” or “JRC”) to discuss program objectives and review Data, and to monitor and to make certain decisions regarding the Collaboration Development Plan, as set forth in this Section 3.1. The JRC shall also provide a forum for sharing advice, progress, and results relating to such activities and shall attempt to facilitate the resolution of any disputes between the Parties, as described in Section 3.1.3. The JRC shall be briefed by the Parties regarding the content, execution, and results achieved by the respective Parties under the Collaboration Development Plan. Each Party, through its representatives on the JRC, shall be permitted to provide advice and commentary with respect to the Collaboration Development Plan. Each Party shall take such advice and commentary into good faith consideration. More specifically, subject, in each case, subject to the provisions of Section 3.1.3, the JRC shall:

(a) review and provide advice regarding the overall progress of each Party’s efforts to discover, identify, optimize and otherwise Develop Licensed Vaccines;

(b) [*];

(c) select Licensed Vaccine(s) for GlobeImmune Clinical Trials under the Collaboration Development Plan;

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(d) review and approve the content, plan for, and filing of, INDs for such Licensed Vaccines;

(e) appoint and oversee subcommittees, as it deems appropriate, for carrying out activities under this Agreement, including for oversight of any specific aspects of the Development activities [*] or other matters, including, without limitation, patent and manufacturing matters;

(f) review, make recommendations regarding and amend (subject to Section 3.1.3) the GlobeImmune Development Budget as appropriate for meeting the objectives of Developing the Licensed Vaccines; and

(g) review and amend the Collaboration Development Plan to ensure that it is reasonably designed to meet the objectives of Developing the Licensed Vaccines as effectively, and in as timely a manner, as possible.

3.1.2 Membership; Meetings. The JRC shall be composed of [*] or such number as the Parties may agree, and shall meet, in person, by teleconference, or by video-teleconference, at least one (1) time per Calendar Quarter, or more or less often as the JRC shall determine. In-person meetings shall alternate between GlobeImmune and Gilead locations within the United States whenever possible unless otherwise agreed by the Parties. The first such meeting shall be within thirty (30) days after the Effective Date. Any member of the JRC may designate a substitute to attend with prior written notice to the other Party. The chairperson of the JRC shall be the [*] or his designee (the “Chairperson”). Ad hoc guests who are subject to written confidentiality obligations commensurate in scope to the provisions in Article 8 may be invited to the JRC meetings. Each Party may replace its JRC members with other of its employees, at any time, upon written notice to the other Party.

3.1.3 Decision-Making; Limitations on JRC. The JRC shall dissolve [*]. Decisions of the JRC shall be made by consensus, with each Party having collectively one (1) vote in all decisions. The JRC shall have only such powers as are specifically delegated to it in Section 3.1.1, and such powers shall be subject to the terms and conditions set forth herein. Without limiting the generality of the foregoing, [*], subject, in each case, to the terms and conditions set forth herein. In the event that the JRC is unable to reach a consensus decision on a matter that is within its decision- making authority within [*] after it has met and attempted to reach such decision, then either Party may refer such matter to their Alliance Managers for resolution by the executive officers designated by the Parties for attempted resolution. Such executive officers shall attempt in good faith to promptly resolve such matter within [*] after such referral. In the event that the executive officers are unable to resolve such matter within [*] after such referral, [*]. Each of the Parties acknowledges and agrees that, notwithstanding anything to the contrary, neither Party will seek resolution of any matter that is within the JRC’s decision- making authority by referral to a court for resolution pursuant to Section 11.3. Moreover, notwithstanding anything herein to the contrary, Gilead shall have the right to terminate any Clinical Trial without referral to the JRC if Gilead has reasonable concerns regarding the safety and/or efficacy of a Licensed Vaccine or a Licensed Product, or the combination of a Licensed Vaccine or a Licensed Product with any other active pharmaceutical

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ingredient, and, in such event, GlobeImmune agrees to terminate the GlobeImmune Clinical Trial promptly if so directed by Gilead. In no event shall Gilead be required to conduct any Clinical Trial if Gilead has reasonable concerns regarding the safety of any Licensed Vaccine or Licensed Product.

3.1.4 Secretary; Minutes. The Alliance Manager of the party hosting the JRC meeting shall be responsible for preparing and circulating an agenda in advance of each meeting, and preparing and circulating minutes within seven (7) days after each meeting of the JRC setting forth, among other things, a description, in reasonable detail, of the discussions at the meeting and a list of any actions, decisions, or determinations approved by the JRC. Such minutes shall be effective only after being approved by both Parties. Definitive minutes of all JRC meetings shall be finalized no later than thirty (30) days after the meeting to which the minutes pertain.

3.2 Alliance Managers. Promptly after the Effective Date, each Party shall appoint an individual (other than an existing member of the JRC) to act as the alliance manager for such Party (each, an “Alliance Manager”). Each Alliance Manager shall thereafter attend meetings of the JRC as a nonvoting observer, subject to the confidentiality provisions of Article 8. The Alliance Managers shall be the primary point of contact for the Parties regarding the activities contemplated by this Agreement, shall facilitate communication and JRC decision making regarding all activities hereunder, including dispute resolution. The Alliance Managers shall lead the communications between the Parties and shall be responsible for following-up on decisions made by the JRC. The name and contact information for such Alliance Manager, as well as any replacement(s) chosen by GlobeImmune or Gilead, in their sole discretion, from time to time, shall be promptly provided to the other Party in accordance with Section 12.2.

4. DEVELOPMENT AND COMMERCIALIZATION

4.1 GlobeImmune Activities.

4.1.1 Development Responsibilities and Costs. The Parties have agreed upon an initial development plan, timeline and related budget for GlobeImmune’s Development activities hereunder attached hereto as Exhibit C (as amended by the JRC from time to time, the “Collaboration Development Plan”), which includes, without limitation, a description of the plan and timeline for GlobeImmune to [*]. In accordance with, and subject to, the Collaboration Development Plan, GlobeImmune shall, using Commercially Reasonable Efforts:

(a) [*],

(b) [*];

(c) [*]; and

(d) [*].

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Prior to commencement of the GlobeImmune Clinical Trial, the Parties shall, using good faith efforts, agree upon a clinical protocol for the GlobeImmune Clinical Trial in accordance with the Collaboration Development Plan. [*] GlobeImmune shall conduct all Development activities in compliance with all applicable legal and regulatory requirements, including all legal and regulatory requirements pertaining to the design and conduct of the GlobeImmune Clinical Trial, including, without limitation, GCP and GLP. Notwithstanding anything to the contrary in this Agreement, GlobeImmune shall have no obligation to conduct any Development activities under the Collaboration Development Plan to the extent such activities would, in the aggregate, result in GlobeImmune costs and expenses in excess of the GlobeImmune Development Budget.

4.1.2 Regulatory Responsibilities and Costs. [*] shall be responsible for all safety reporting obligations globally with respect to such Licensed Vaccine and/or Licensed Product included in any Regulatory Filing and shall maintain the global safety database for such Licensed Vaccine and/or Licensed Product.

4.1.3 Records and Reports. GlobeImmune shall maintain complete, current and accurate records of all work conducted by it, its Affiliates or subcontractors under the Collaboration Development Plan and all Data resulting from such work. Such records shall fully and properly reflect all work done and results achieved in the performance of the Development activities in good scientific manner appropriate for regulatory and patent purposes. GlobeImmune shall document all non-clinical studies and the GlobeImmune Clinical Trial in formal written study records according to Law, including applicable national and international guidelines such as GCP, GLP and GMP. Gilead shall have the right to review and copy such records and to obtain access to the originals upon request. During the Research Term, GlobeImmune shall provide written reports, on no less than a quarterly basis, to the JRC on its Development and regulatory activities with respect to the Licensed Vaccines and Licensed Products as specified in the Collaboration Development Plan.

4.1.4 Transfer of Regulatory Filings, Regulatory Approvals and Agreements. [*] GlobeImmune shall, (i) and hereby does, assign and transfer to Gilead (or Gilead’s designee) all of GlobeImmune’s right, title and interest in and to all Regulatory Approvals and Regulatory Filings Controlled by GlobeImmune that relate to the Licensed Vaccines or Licensed Products, including, without limitation, any IND filed by GlobeImmune with respect to the Licensed Vaccines and/or Licensed Products and (ii) promptly transfer to Gilead copies of all Regulatory Approvals, Regulatory Filings and related submissions with respect to the Licensed Vaccines and/or Licensed Products. [*], GlobeImmune shall assign to Gilead any clinical trial agreements (including any agreement regarding the GlobeImmune Clinical Trial) and any other subcontractor clinical activity agreements relating to the Licensed Vaccines or Licensed Products; provided, that to the extent the services provided under any clinical trial agreements (including any agreement regarding the GlobeImmune Clinical Trial) and any other subcontractor clinical activity agreements existing and in effect as of the Effective Date are also for products that are not Licensed Vaccines or Licensed Products[*].

4.1.5 Technology Transfer. On or prior to [*], GlobeImmune shall provide Gilead with plan for the transfer of technology as provided in Sections 4.1.5 and 4.1.6 (the “Technology Transfer Plan”). Promptly following [*], GlobeImmune shall transfer to Gilead

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copies of all GlobeImmune Licensed Know-How, Data, reports and other information necessary or reasonably useful for the exercise by Gilead and its Affiliates of the rights granted under Section 2.1 with respect to the Licensed Vaccines and Licensed Products, except to the extent such GlobeImmune Licensed Know-How, Data, reports and other information solely relates to the manufacture of Licensed Vaccines and Licensed Products, which Know-How, Data, reports and other information will be transferred to Gilead pursuant to Section 4.1.6. During the Term, all such Know-How, Data, reports and other information that are specific to the Licensed Vaccines and/or Licensed Products shall be deemed Gilead’s Confidential Information hereunder. In addition, GlobeImmune shall provide reasonable assistance, including making its personnel reasonably available for meetings or teleconferences, to support and assist Gilead in the Development, [*] and Commercialization of the Licensed Vaccines and Licensed Products.

4.1.6 Transfer of Manufacturing Technology. Following [*] for any Licensed Product, upon Gilead’s written request, GlobeImmune shall (i) transfer to Gilead, or its designee, in accordance with the Technology Transfer Plan, copies of all GlobeImmune Know-How and other Know-How as of the date of transfer that is necessary or reasonably useful for Gilead, or its designee, to [*], and (ii) [*]

4.1.7 GlobeImmune Consultation. [*], as requested by Gilead, GlobeImmune will act in a consultative manner as requested by Gilead and provide reasonable assistance to Gilead to support and assist Gilead in the Development and Commercialization of the Licensed Vaccines and Licensed Products, including making GlobeImmune’s personnel reasonably available for meetings or teleconferences. GlobeImmune, if requested by Gilead on occasion, may perform, or assist in the performance, of Development activities under this Agreement, all as and to the extent agreed upon by the Parties in their sole discretion.

4.2 Gilead Activities.

4.2.1 Development Responsibilities and Costs. [*] (the “Gilead Development Plan”). Such Gilead Development Plan shall be determined by Gilead in its sole discretion. From time to time during the Term, Gilead may amend the Gilead Development Plan, in Gilead’s sole discretion, and shall provide GlobeImmune with an updated copy thereof on an annual basis, except that Gilead shall promptly provide to GlobeImmune an update copy thereof upon any material change to such Gilead Development Plan. Gilead shall conduct such Development activities in compliance with all material applicable legal and regulatory requirements, including all legal and regulatory requirements pertaining to the design and conduct of Clinical Trials, including, without limitation, GCP and GLP.

4.2.2 Gilead Notice Regarding [*]. For clarification, the determination by Gilead of whether to [*] shall be made as follows: within [*]. In the event that Gilead [*], Gilead shall pay to GlobeImmune the applicable milestone payment as set forth in Section 5.3.1 in accordance with the terms thereof.

4.2.3 Regulatory Responsibilities and Costs. Other than as provided in Section 4.1, Gilead shall be responsible for obtaining all Regulatory Approvals and preparing,

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filing and maintaining all Regulatory Filings and related submissions. [*] Gilead shall own, all Regulatory Approvals and Regulatory Filings and related submissions relating to the Licensed Vaccines and Licensed Products and (ii) Gilead shall be responsible for all safety reporting obligations globally with respect to the Licensed Vaccines and Licensed Products included in any Regulatory Filing owned by Gilead and shall maintain the global safety database for such Licensed Vaccines and Licensed Products.

4.2.4 Commercialization Responsibilities and Costs. Gilead, at its sole cost and expense, shall have responsibility for conducting all Commercialization activities with respect to the Licensed Vaccines and Licensed Products. Gilead shall conduct such activities in compliance with all applicable material legal and regulatory requirements, including all material legal and regulatory requirements pertaining to the Commercialization of such Licensed Products.

4.2.5 Commercialization Plan. On or prior to [*] of each Calendar Year, Gilead will provide to GlobeImmune for GlobeImmune’s review, but not approval, a summary of Gilead’s global strategic plan for all Licensed Products over the next twelve (12) months (each such summary, a “Commercialization Plan”), except that Gilead shall promptly provide to GlobeImmune an update copy thereof upon any material change to such Commercialization Plan. For clarification, each Commercialization Plan shall be determined in Gilead’s sole discretion and are the Confidential Information of Gilead. In addition, Gilead shall notify GlobeImmune in writing reasonably prior to planned public disclosures regarding [*].

4.2.6 Marking. Gilead shall use Commercially Reasonable Efforts to mark each Licensed Product Commercialized under this Agreement (to the extent not prohibited by Laws) with applicable patent numbers and other intellectual property notices relating to the GlobeImmune Licensed Patents in such a manner to the extent required by Laws. Gilead shall use Commercially Reasonable Efforts to include a notice on packaging and other related documentation associated with the Commercialization of any Licensed Product that such Licensed Product is sold under a license from GlobeImmune and, as applicable, licensors of GlobeImmune.

4.2.7 Records. Gilead shall, and shall require its contractors and Sublicensees to, maintain complete and accurate records of all work conducted in furtherance of the Development of Licensed Vaccines and Licensed Products and all results, Data and developments made in conducting such activities. Such records shall be complete and accurate and shall fully and properly reflect all work done and results achieved in sufficient detail and in a manner appropriate for patent and regulatory purposes.

4.2.8 Gilead Efforts. Gilead shall use Commercially Reasonable Efforts to [*].

4.3 Subcontracting. Subject to and without limiting Section 2.3 and, with respect to GlobeImmune, subject to Gilead’s prior approval, each Party may perform any activities in support of its Development, manufacturing and Commercialization of Licensed Vaccines or Licensed Products through its Affiliates or through subcontracting to Third Parties, including

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Third Party contractors, contract research organizations, and academic, non-profit or government collaborators; provided, however, that: (a) any such Third Party subcontractor to whom a Party discloses Confidential Information shall enter into an appropriate written agreement obligating such Third Party to be bound by obligations of confidentiality and restrictions on use of such Confidential Information that are no less restrictive than the obligations in Article 8; and (b) such Party shall at all times be responsible for the performance of such subcontractor. Gilead hereby approves the GlobeImmune subcontractors as specified on Schedule A-1 hereto.

4.4 Manufacture and Supply. Subject to Sections 4.1.5 and 4.1.6, GlobeImmune shall have the exclusive right and responsibility to make or have made, and shall make or have made, all of the requirements of any and all Licensed Vaccines and Licensed Products required for Development purposes in accordance with the Collaboration Development Plan and GlobeImmune Development Budget. Subject to Sections 4.1.5 and 4.1.6 and Exhibit D, during the Gilead Term, Gilead shall obtain from GlobeImmune or one (1) or more Gilead-authorized Third Parties, and GlobeImmune shall supply to Gilead, either directly or through one (1) or more Gilead-authorized Third Parties, the applicable Licensed Vaccines and Licensed Products for Development and Commercialization purposes pursuant to the terms and conditions of a supply agreement to be negotiated in good faith and mutually agreed on or prior to the completion of the GlobeImmune Clinical Trial (the “Supply Agreement”). The Supply Agreement shall contain terms and conditions consistent with the terms set forth on Exhibit D. From the Effective Date until the effective date of the Supply Agreement, the terms of this Agreement and Exhibit D shall govern the manufacture and supply of Licensed Vaccines and Licensed Products.

4.5 Gilead Audit Right.

4.5.1 During the Term and, with respect to Section 4.5.1(b), for [*] thereafter, except as otherwise set forth in the Supply Agreement and the quality agreement relating thereto, Gilead will have the right, at Gilead’s sole cost and expense, once per Calendar Year, upon reasonable notice to GlobeImmune and during normal business hours, to inspect and audit (a) any facility in which Licensed Vaccines and/or Licensed Products are manufactured, and (b) the manufacturing and product production records of GlobeImmune, its Affiliates, and subcontractors relating to this Agreement, the Licensed Vaccines and/or Licensed Product, in each case, to ensure that the Licensed Vaccines and/or Licensed Product are being manufactured in compliance with any applicable specifications, Regulatory Approvals and all Laws, including without limitation GMP, and otherwise to ascertain compliance with the terms of this Agreement. During such audits, GlobeImmune will make available to Gilead the appropriate knowledgeable personnel of GlobeImmune. GlobeImmune will also make available to Gilead and its duly authorized representatives and agents all books, records and documents that reasonably pertain to this Agreement or the manufacture or quality control, testing and compliance procedures for Licensed Vaccines and/or Licensed Product. Notwithstanding the foregoing, Gilead shall be permitted to conduct such audits more frequently than once per calendar year to the extent that any such audit relates to (i) a failure to comply with applicable specifications, (ii) a rejection by Gilead of any Licensed Vaccine and/or Licensed Product supplied by GlobeImmune, (iii) a recall of any Licensed Vaccine or Licensed Product by a Regulatory Authority or (iv) a material non-compliance with any Laws that could reasonably be expected to adversely affect the Licensed Vaccines and/or Licensed Products supplied by GlobeImmune.

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4.5.2 In addition, during the Term and for [*] thereafter, Gilead will have the right, at Gilead’s sole cost and expense, upon reasonable notice to GlobeImmune and during normal business hours, to inspect and audit the financial records of GlobeImmune and its Affiliates to verify any payments made by Gilead to GlobeImmune hereunder. During such audits, GlobeImmune will make available to Gilead the appropriate knowledgeable personnel of GlobeImmune. GlobeImmune will also make available to Gilead and its duly authorized representatives and agents all books, records (including financial records within GlobeImmune’s control) and documents that in any way pertain to this Agreement or the manufacture or quality control, testing and compliance procedures for Licensed Vaccines and/or Licensed Product. GlobeImmune shall use commercially reasonable efforts to cause its subcontractors for the manufacture and supply of Licensed Vaccines and Licensed Products to permit Gilead, at Gilead’s sole cost and expense, to inspect and audit such subcontractors’ financial records as provided herein, solely to verify any costs, expenses and other payments charged by GlobeImmune to Gilead hereunder; provided, that in the event any such subcontractor does not permit Gilead to so audit and inspect such subcontractor’ financial records, GlobeImmune shall audit such subcontractor on Gilead’s behalf and at Gilead’s reasonable instruction.

4.5.3 For clarity, subject to Article 8 (Confidentiality), any information received by Gilead pursuant to any inspections and audits pursuant to this Section 4.5 shall be deemed Confidential Information belonging to GlobeImmune.

4.6 GlobeImmune Change of Control. At anytime following a Change of Control or upon the signing of an agreement that, if consummated, would result in a Change of Control, Gilead shall have the right to [*].

5. FINANCIAL TERMS

5.1 Upfront Payment. Within fifteen (15) days after the Effective Date, Gilead shall pay to GlobeImmune an upfront payment of Ten Million Dollars ($10,000,000). Such payment shall be non-creditable and non-refundable.

5.2 Costs Incurred by GlobeImmune during Research Term. The Parties have agreed to a GlobeImmune Development Budget, which is attached hereto as Exhibit E (the “GlobeImmune Development Budget”), which the Parties may amend from time-to-time as set forth in Section 3.1.3. [*]

5.3 Milestone Payments to GlobeImmune.

5.3.1 As partial consideration for the license rights granted to Gilead under this Agreement, Gilead shall make each milestone payment below within [*] following the date of achievement of the applicable milestone. Each milestone payment will be made only once regardless of the number of Licensed Products that may achieve each milestone event. Such milestone payments shall not be refundable or returnable in any event, nor creditable against royalties or other payments.

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Milestone Event	Payment
[*]	[*	]
[*]	[*	]
[*]	[*	]
[*]	[*	]
[*]	[*	]
[*]	[*	]
[*]	[*	]
[*]	[*	]

[*]

5.3.2 Notwithstanding anything to the contrary in Section 5.3.1, in the event Gilead has Sublicensed to any Sublicensee all of the rights granted by GlobeImmune to Gilead under Section 2.1 [*]

5.4 Royalty Payments to GlobeImmune.

5.4.1 Royalty Rate. As partial consideration for the license rights granted to Gilead under this Agreement, Gilead will pay GlobeImmune royalties on a Licensed Product– by–Licensed Product basis, on aggregate Net Sales of each Licensed Product during a Calendar Year, in any countries of the Territory in which such Licensed Product is sold, during the Royalty Term for such Licensed Product, in the amounts as follows:

Aggregate Net Sales in the Territory in a Calendar Year for a Licensed Product	Royalty Rate
[*]	[*	]
[*]	[*	]
[*]	[*	]
[*]	[*	]

5.4.2 Incremental Royalties. The royalty rates set forth in Section 5.4.1 are incremental rates, which apply only for the respective increment of annual Net Sales described in the table in Section 5.4.1 above. Thus, once a total annual Net Sales figure is achieved for a Calendar Year, the royalties owed on any lower tier portion of annual Net Sales are not adjusted up to the higher tier rate for such Calendar Year. Furthermore, the obligation to pay

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royalties pursuant to Section 5.4.1 is imposed only once with respect to the same unit of a Licensed Product, regardless of how many GlobeImmune Licensed Patents or Joint Patents or other Licensed Intellectual Property may cover or claim the Licensed Product. By way of example, if aggregate Net Sales of a Licensed Product in the first Calendar Year are equal to [*], the royalties due on such Net Sales for such Licensed Product for such Calendar Year shall be [*]; and if aggregate Net Sales of such Licensed Product in the subsequent Calendar Year are equal to [*], the royalties due on such Net Sales for such Calendar Year shall be [*].

5.4.3 Royalty Adjustment. The following adjustments to royalties will apply:

(a) Generic Entry. With respect to any Licensed Product manufactured, used, sold, offered for sale, or imported during the Royalty Term in any country of the Territory in which any Generic Version of such Licensed Product is sold by any Third Party (other than a Sublicensee), the amount payable on Net Sales of such Licensed Product in such country shall be [*] In the event of any such adjustment, such adjustment shall be applied with respect to sales in the applicable country beginning on the date that the foregoing conditions in this Section 5.4.3(a) are satisfied, and to the rate that then is, or thereafter becomes, in effect and ending upon the earlier of the expiration of the applicable Royalty Term or the date upon which the foregoing conditions in this Section 5.4.3(a) cease to be satisfied.

(b) Third Party Licenses for Tarmogen-Related Technology. GlobeImmune shall be solely responsible for royalties or other payments to a Third Party with respect to any intellectual property (i) directed to GlobeImmune Platform Technology or GlobeImmune’s technology covered by any Platform Claims or (ii) required to manufacture, use or exploit GlobeImmune’s yeast-based technology, in each case, as contemplated under this Agreement, in any country in the Territory including, without limitation, as described in Section 7.7 hereof (such intellectual property, “Third Party Tarmogen-Related IP”); provided, however, that Third Party Tarmogen-Related IP shall not include intellectual property that solely covers the composition of matter, method of use, formulation or method of making any Collaboration Antigen. Without limiting the foregoing GlobeImmune obligation, in the event that Gilead, its Affiliates or Sublicensees are required to make payments to any Third Parties with respect to Third Party Tarmogen-Related IP, then Gilead shall promptly notify GlobeImmune in writing thereof and [*].

(c) Other Third Party Licenses. If, during the Term, Gilead, its Affiliates or its Sublicensees determines that it is necessary to enter into an agreement with a Third Party with respect to Patents or Know-How owned or controlled by such Third Party (other than Third Party Tarmogen-Related IP), to make, have made, use, import, sell, have sold, or otherwise exploit a Licensed Product in any country in the Territory, then, Gilead shall promptly notify GlobeImmune in writing thereof and [*]; provided, however, [*]; and provided further that, [*].

(d) GlobeImmune shall bear sole financial responsibility for satisfying in full all costs and payments of any kind (including all upfront fees, annual payments, milestone payments, and royalty payments) owed with respect to the Third Party agreement(s) set forth in Schedule A and Schedule B.

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

5.5 Commercial Sales Milestones. As partial consideration for the rights granted to Gilead under this Agreement, Gilead shall make each commercial sales milestone payment below [*] following the date of achievement of the applicable milestone. For clarity, in the event any such milestone is achieved, the applicable milestone payment shall be made only once regardless of the number of Licensed Products that meet such milestone. Such commercial sales milestone payments shall not be refundable or returnable in any event, nor creditable against royalties or other payments.

Commercial Milestone Event	One Time Payment
[*]	[*	]
[*]	[*	]

5.6 Royalty Payment Reports. After the First Commercial Sale of a Licensed Product and for the Royalty Term, Gilead shall furnish to GlobeImmune a written report, within [*] after the end of each Calendar Quarter (or portion thereof if this Agreement terminates during a Calendar Quarter), showing the amount of royalty due for such Calendar Quarter (or portion thereof). Royalty payments for each Calendar Quarter shall be due at the same time as such written report for the Calendar Quarter. With each quarterly payment, Gilead shall deliver to GlobeImmune the following information:

5.6.1 [*];

5.6.2 [*];

5.6.3 [*]; and

5.6.4 [*]

5.7 Manner of Payment. All payments to be made by Gilead hereunder shall be made in Dollars by wire transfer of immediately available funds to such U.S. bank account as shall be designated by GlobeImmune. Late payments shall bear interest at the rate provided in Section 5.12.

5.8 Records Retention. Commencing with the First Commercial Sale of a Licensed Product by Gilead, Gilead shall keep, and shall cause each of its respective Affiliates and Sublicensees, if any, to keep, full and accurate books of accounting in accordance with GAAP, containing all particulars that may be necessary for the purpose of calculating all royalties payable to GlobeImmune under this Article 5, for a period of [*] after the Calendar Year in which such sales occurred, in sufficient detail to permit GlobeImmune to confirm the accuracy of royalties paid hereunder.

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

5.9 Audits. During the Term and for a period of [*] thereafter, Gilead shall permit an independent, certified public accounting firm of nationally recognized standing appointed by GlobeImmune, and reasonably acceptable to Gilead, at reasonable times and upon reasonable notice, but in no case more than once per Calendar Year, to examine (but not copy) such records as may be necessary for the sole purpose of verifying the calculation and reporting of Net Sales and the correctness of any payment made under this Agreement for any period within the preceding [*]; provided, however, that GlobeImmune shall only be entitled to one audit following expiration or termination of this Agreement. Results of any such examination shall be made available to both Gilead and GlobeImmune. Such accounting firm shall disclose to GlobeImmune only the amounts that such firm believes to be due and payable hereunder to GlobeImmune, details concerning any discrepancy from the amount paid and the amount due, and shall disclose no other information revealed in such audit. Any and all records examined by such independent accounting firm shall be deemed Gilead’s Confidential Information which may not be disclosed by said accounting firm to any Third Party, and Gilead may require such accounting firm to enter into an appropriate written agreement obligating it to be bound by obligations of confidentiality and restrictions on use of such Confidential Information that are no less restrictive than the obligations set forth in Article 8. If, as a result of any inspection of the books and records of Gilead, it is shown that payments under this Agreement were less than the amount which should have been paid, then Gilead shall make all payments required to be made to eliminate any undisputed discrepancy revealed by such inspection within [*]. If, as a result of any inspection of the books and records of Gilead, it is shown that payments under this Agreement were more than the amount which should have been paid, then GlobeImmune shall, at Gilead’s election, either make all payments required to be made to eliminate any discrepancy revealed by such inspection within [*] or credit such amounts to Gilead against future payments. GlobeImmune shall pay for such audits, except that in the event that the audited amounts were underpaid by Gilead by more than [*] of the undisputed amounts that should have been paid during the period in question as per the audit, Gilead shall pay the reasonable out-of-pocket costs of the audit.

5.10 Currency Exchange. All payments under this Agreement shall be payable, in full, in Dollars, regardless of the country(ies) in which sales are made. For the purposes of computing Net Sales of Licensed Products that are sold in a currency other than Dollars, such currency shall be converted into Dollars as calculated at the rate of exchange for the pertinent quarter or year to date, as the case may be, as used by Gilead in producing its quarterly and annual accounts, as confirmed by their respective auditors.

5.11 Taxes. In the event that Gilead is required to withhold any tax payable to any tax or revenue authorities in any country regarding any payment to GlobeImmune due to the Laws of such country, such amount shall be deducted from the payment to be made by Gilead, and Gilead shall promptly notify GlobeImmune of such withholding and, within a reasonable amount of time after making such deduction, furnish GlobeImmune with copies of any tax certificate or other documentation evidencing such withholding. Gilead and GlobeImmune agree to cooperate with each other in claiming exemptions from such deductions or withholdings under any agreement or treaty from time to time in effect. However, any such deduction or withholding shall be an expense of and borne solely by GlobeImmune.

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

5.12 Interest Due. Without limiting any other rights or remedies available to either Party, each Party shall pay the other interest on any payments that are not paid on or before the date such payments are due under this Agreement at a rate equal to the lesser of [*] on the date such payment was due to be paid, or (b) the maximum applicable legal rate on such date, calculated on the total number of days payment is delinquent.

5.13 Blocked Currency. If by Law or fiscal policy of a particular country, conversion into Dollars or transfer of funds of a convertible currency to the United States is restricted or forbidden, royalties accrued in such country shall be paid to GlobeImmune in the country in local currency by deposit in a local bank designated by GlobeImmune for such deposit, unless the Parties otherwise agree.

6. REPRESENTATIONS, WARRANTIES, AND COVENANTS; DISCLAIMERS; LIMITATION OF LIABILITY.

6.1 Mutual Representations and Warranties. Each Party represents and warrants to the other Party as of the Effective Date that:

6.1.1 such Party is duly organized, validly existing, and in good standing under the Laws of the jurisdiction of its incorporation and has full corporate power and authority to enter into this Agreement and to carry out the provisions hereof;

6.1.2 execution of this Agreement and the performance by such Party of its obligations hereunder have been duly authorized;

6.1.3 this Agreement has been duly executed and delivered on behalf of such Party, and constitutes a legal, valid, binding obligation of such Party, enforceable against it in accordance with the terms hereof;

6.1.4 the performance of this Agreement by it does not create a breach or default under any other agreement to which it is a party, which breach or default would adversely affect the other Party;

6.1.5 the execution, delivery, and performance of this Agreement by such Party does not conflict with any agreement, instrument, or understanding, oral or written, to which it is a party or by which it is bound, nor violate any Law of any court, governmental body or administrative or other agency having jurisdiction over such Party;

6.1.6 no government authorization, consent, approval, license, exemption of or filing or registration with any court or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, under any Laws currently in effect, is or will be necessary for, or in connection with, the transaction contemplated by this Agreement or any other agreement or instrument executed in connection herewith, or for the performance by it of its obligations under this Agreement and such other agreements, except as may be required to obtain applicable Regulatory Approvals or Regulatory Filings related to the Development, Commercialization, or manufacture of Licensed Vaccines or Licensed Products; and

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

6.1.7 such Party has not employed and, to its knowledge, has not used a contractor or consultant that has employed, any individual or entity (i) debarred by the FDA (or subject to a similar sanction of EMA or other applicable Regulatory Authority), (ii) who is the subject of an FDA debarment investigation or proceeding (or similar proceeding of EMA or other applicable Regulatory Authority), or (iii) has been charged with or convicted under United States Law for conduct relating to the development or approval, or otherwise relating to the regulation of any Licensed Vaccine and/or Licensed Product under the Generic Drug Enforcement Act of 1992, in each case, in the conduct of its activities prior to the Effective Date.

6.2 Representations and Warranties of GlobeImmune. GlobeImmune hereby represents and warrants to Gilead that:

6.2.1 As of the Effective Date, the Licensed Intellectual Property, constitute all of the intellectual property owned or Controlled by GlobeImmune or its Affiliates that would, but for the rights granted to Gilead pursuant to this Agreement, be infringed or misappropriated by the exercise by Gilead of its rights under this Agreement;

6.2.2 As of the Effective Date, [*];

6.2.3 GlobeImmune is entitled to grant the licenses herein and other rights granted under this Agreement; and, [*], GlobeImmune is the sole and exclusive owner of all right, title and interest in and to the Licensed Intellectual Property and the Licensed Intellectual Property is free and clear of any liens, charges and encumbrances;

6.2.4 As of the Effective Date, [*] the GlobeImmune Licensed Patents exist and are not invalid or unenforceable, in whole or in part;

6.2.5 The agreements set forth on Schedule A and B are all the agreements existing as of the Effective Date between GlobeImmune and Third Parties pursuant to which GlobeImmune has rights and/or obligations with respect to any Licensed Intellectual Property, Licensed Vaccines or Licensed Products (“Third Party Agreements”). Prior to the Effective Date, GlobeImmune has provided to Gilead true, complete (unless redacted and disclosed as such to Gilead in writing) and correct copies of all Third Party Agreements. As of the Effective Date, all such Third Party Agreements are in full force and effect and GlobeImmune is in compliance with the material terms of such Third Party Agreements. GlobeImmune shall not take or omit to take any actions that would constitute a breach of the Third Party Agreements or enter into any amendment to any Third Party Agreement, which breach or amendment would be reasonably likely to have a material adverse effect on the Development, manufacture or Commercialization of the Licensed Vaccines or the Licensed Products, GlobeImmune’s ability to perform its obligations under this Agreement or on Gilead’s rights under this Agreement. GlobeImmune shall provide Gilead promptly with notice of the occurrence of any such breach (or GlobeImmune’s receipt of notice of an allegation of any such breach); provided, however, that Gilead shall have the right, in its sole discretion, to cure any such breach and any payments made by Gilead in connection with the cure of such a breach will be creditable by Gilead against any payments due hereunder;

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

6.2.6 [*] the practice of the Licensed Intellectual Property as contemplated under this Agreement will not infringe any intellectual property rights of any Third Party, no claim of infringement of the Patents of any Third Party has been made nor, to GlobeImmune’s knowledge, threatened against GlobeImmune or any of its Affiliates with respect to the Licensed Intellectual Property, and there are no other claims, judgments or settlements against or owed by GlobeImmune or to which GlobeImmune is a party or pending or threatened claims or litigation, in either case relating to any Licensed Intellectual Property or asserting the invalidity, misuse, unregisterability or unenforceability of any of the GlobeImmune Licensed Patents or challenging GlobeImmune’s Control of the Licensed Intellectual Property or making any adverse claim of ownership of the Licensed Intellectual Property. Neither GlobeImmune nor any of its Affiliates or their respective current or former employees has misappropriated any of the GlobeImmune Licensed Know-How from any Third Party, and GlobeImmune has no knowledge of any claim by a Third Party that such misappropriation has occurred;

6.2.7 GlobeImmune has not granted any right or license to any Third Party relating to any of the Licensed Intellectual Property that would conflict or interfere with any of the rights or licenses granted to Gilead hereunder;

6.2.8 Except as set forth on Schedule C, neither GlobeImmune nor any of its Affiliates is or has been a party to any agreement with the U.S. federal government or an agency thereof or other governmental authority pursuant to which the U.S. federal government or such agency or other governmental or Regulatory Authority provided funding for the research or development of the Licensed Intellectual Property;

6.2.9 As of the Effective Date, GlobeImmune has made available to Gilead all material information of which it is aware with respect to Tarmogens and the Licensed Intellectual Property, including any and all safety information; and

6.2.10 Prior to the Effective Date, GlobeImmune has provided to Gilead a true and complete copy of the [*], unredacted, other than solely with respect to financial information regarding royalties and milestone payments.

6.3 Covenants.

6.3.1 Each Party hereby covenants to the other Party that:

(a) During the Collaboration, all employees, agents, consultants, contractors, and subcontractors of such Party or its Affiliates working under this Agreement shall be under the obligation to assign all right, title and interest in and to their inventions and discoveries, whether or not patentable, if any, to such Party as the sole owner thereof;

(b) Such Party shall perform its obligations and activities pursuant to this Agreement (i) with requisite care, skill and diligence, (ii) in compliance with all Laws and industry standards, including, without limitation, GLP, GCP and GMP, as applicable, and (iii) with individuals who are appropriately trained and qualified;

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

(c) Neither Party shall employ (or, to its knowledge, shall use any contractor or consultant that employs) any individual or entity (a) debarred by the FDA (or subject to a similar sanction of EMA or other applicable Regulatory Authority), (b) who is the subject of an FDA debarment investigation or proceeding (or similar proceeding of EMA or other applicable Regulatory Authority), or (c) has been charged with or convicted under United States Law for conduct relating to the development or approval, or otherwise relating to the regulation of any Licensed Product under the Generic Drug Enforcement Act of 1992, in each case, in the conduct of its activities under this Agreement;

(d) Neither Party shall, during the Term, grant any right or license to any Third Party relating to any of the intellectual property rights it Controls that would conflict or interfere with any of the rights or licenses granted to the other Party hereunder;

(e) As of the Effective Date, such Party has (or will have at the time performance is due) maintained, and will continue to maintain and keep in full force and effect, all filings and permits necessary for such Party to perform its obligations hereunder or, in the case of GlobeImmune, that are material to any rights licensed or otherwise granted to Gilead under this Agreement. If GlobeImmune receives notice that it failed to make or maintain such filings or permits, GlobeImmune shall give prompt written notice to Gilead and take all actions necessary to promptly cure such failure with respect to a filing or permit; and

(f) Such Party shall use good faith efforts to enter into the Supply Agreement prior to the completion of the GlobeImmune Clinical Trial.

6.3.2 GlobeImmune hereby covenants to Gilead that:

(a) It shall give Gilead prompt written notice of (i) any Change of Control and (ii) the signing of an agreement that, if consummated, would result in a Change of Control; and

(b) [*]

6.4 DISCLAIMERS.

6.4.1 EXCEPT AS EXPRESSLY SET FORTH IN SECTIONS 6.1 THROUGH 6.3 AND EXHIBIT D, GLOBEIMMUNE MAKES NO REPRESENTATIONS OR WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION ANY EXPRESS OR IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE GLOBEIMMUNE LICENSED PATENTS OR GLOBEIMMUNE LICENSED KNOW-HOW OR ANY LICENSE GRANTED BY GLOBEIMMUNE HEREUNDER, OR WITH RESPECT TO ANY LICENSED VACCINES OR LICENSED PRODUCTS. EXCEPT AS EXPRESSLY SET FORTH IN SECTIONS 6.1 THROUGH 6.3, NOTHING IN THIS AGREEMENT SHALL BE CONSTRUED AS A REPRESENTATION OR WARRANTY THAT ANY PATENT OR OTHER PROPRIETARY RIGHTS INCLUDED IN THE GLOBEIMMUNE LICENSED PATENTS ARE VALID OR ENFORCEABLE OR THAT

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

USE OF THE GLOBEIMMUNE LICENSED PATENTS AND GLOBEIMMUNE LICENSED KNOW-HOW CONTEMPLATED HEREUNDER DOES NOT INFRINGE ANY PATENT RIGHTS OR OTHER INTELLECTUAL PROPERTY RIGHTS OF ANY THIRD PARTY.

6.4.2 EXCEPT AS EXPRESSLY SET FORTH IN SECTIONS 6.1 AND 6.3, GILEAD MAKES NO REPRESENTATIONS OR WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION ANY EXPRESS OR IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO ANY GILEAD CONFIDENTIAL INFORMATION OR ANY LICENSE GRANTED BY GILEAD HEREUNDER, OR WITH RESPECT TO ANY LICENSED VACCINES OR LICENSED PRODUCTS. NOTHING IN THIS AGREEMENT SHALL BE CONSTRUED AS A REPRESENTATION OR WARRANTY THAT ANY PATENT OR OTHER PROPRIETARY RIGHTS OF GILEAD ARE VALID OR ENFORCEABLE OR THAT THE USE OF ANY GILEAD INTELLECTUAL PROPERTY OR GILEAD CONFIDENTIAL INFORMATION DOES NOT INFRINGE ANY PATENT RIGHTS OR OTHER INTELLECTUAL PROPERTY RIGHTS OF ANY THIRD PARTY. MOREOVER, GILEAD DISCLAIMS ANY REPRESENTATION OR WARRANTY THAT THE DEVELOPMENT, MANUFACTURING AND COMMERCIALIZATION OF THE LICENSED VACCINES OR LICENSED PRODUCTS PURSUANT TO THIS AGREEMENT WILL BE SUCCESSFUL OR THAT ANY PARTICULAR SALES LEVEL WITH RESPECT TO ANY LICENSED PRODUCT WILL BE ACHIEVED.

6.5 LIMITATION OF LIABILITY. EXCEPT FOR A BREACH OF ARTICLE 8, A BREACH OF SECTION 2.6 OR CLAIMS OF A THIRD PARTY THAT ARE SUBJECT TO INDEMNIFICATION UNDER ARTICLE 9, OR FOR THE NEGLIGENCE OR WILLFUL MISCONDUCT OF SUCH PARTY, NEITHER PARTY SHALL BE LIABLE TO THE OTHER WITH RESPECT TO ANY SUBJECT MATTER OF THIS AGREEMENT, WHETHER UNDER ANY CONTRACT, NEGLIGENCE, STRICT LIABILITY OR OTHER LEGAL OR EQUITABLE THEORY, FOR ANY INCIDENTAL, INDIRECT, SPECIAL, EXEMPLARY, PUNITIVE, MULTIPLE, OR CONSEQUENTIAL DAMAGES (INCLUDING WITHOUT LIMITATION LOST PROFITS, LOSS OF USE, DAMAGE TO GOODWILL, OR LOSS OF BUSINESS).

7. INTELLECTUAL PROPERTY

7.1 Inventorship. Inventorship of inventions conceived or reduced to practice in the course of activities performed under or contemplated by this Agreement shall be determined by application of U.S. patent Laws pertaining to inventorship.

7.1.1 Ownership. With respect to all inventions conceived or reduced to practice in the course of activities performed under or contemplated by this Agreement the following provisions shall apply: If such inventions are jointly invented by one or more employees, consultants or contractors of each Party, such inventions shall be jointly owned by the Parties (each such invention, a “Joint Invention”). If one or more claims included in an issued Patent or pending Patent application that is filed in a patent office in the Territory claim

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

such Joint Invention, such issued Patent or such pending Patent application shall be jointly owned by the Parties (each such patent application or patent, a “Joint Patent”). If such an invention is solely invented by an employee, consultant or contractor of a Party, such invention shall be solely owned by such Party, and any Patent application filed claiming such solely owned invention shall also be solely owned by such Party (each such invention, a “Sole Invention”). Subject to the rights granted under this Agreement, each Party shall have the right to practice and exploit Joint Inventions and Joint Patents, without any obligation to account to the other for profits, or to obtain any approval of the other Party to license, assign, or otherwise exploit Joint Inventions and Joint Patents, by reason of joint ownership thereof, and each Party hereby waives any right it may have under the Laws of any jurisdiction to require any such approval or accounting; and to the extent there are any applicable Laws that prohibit such a waiver, each Party will be deemed to so consent.

7.2 Prosecution of GlobeImmune Licensed Patents and Joint Patents. Subject to [*] with respect to GlobeImmune Licensed Patents, the following provisions shall apply with respect to the GlobeImmune Licensed Patents and Joint Patents:

7.2.1 During the Research Term, subject to Sections 7.2.3 and 7.2.4, GlobeImmune, at its sole cost, shall be responsible for the Prosecution of any and all GlobeImmune Licensed Patents and Joint Patents.

7.2.2 After the Research Term, subject to Sections 7.2.3 and 7.2.4:

(a) GlobeImmune, at its sole cost, shall be responsible for the Prosecution of any and all Platform Patents. Notwithstanding the foregoing sentence, if a Platform Patent has any claims that [*], then (a) the Parties will cooperate to [*], and (b) [*].

(b) Gilead, at its sole cost, shall be responsible for the Prosecution of all GlobeImmune Licensed Patents and Joint Patents, except any and all Platform Patents therein.

7.2.3 The Party that is Prosecuting any GlobeImmune Licensed Patent (excluding any Joint Patent) or Joint Patent (the “Prosecuting Party”) will not knowingly permit such Patent to be abandoned in any country in the Territory, or elect not to file a new Patent application claiming priority to a Patent application within such Patent either before such Patent application’s issuance or within the time period required for the filing of an international (i.e., Patent Cooperation Treaty), regional (including the European Patent Office) or national Patent application, without the other Party first being given an opportunity to assume full responsibility for the continued Prosecution of such Patent or the filing of such new Patent application (or any divisional or continuation applications) in accordance with this Section 7.2.3. The Prosecuting Party shall provide the non-Prosecuting Party with notice of the allowance and expected issuance date of any Patent within the GlobeImmune Licensed Patents (excluding any Joint Patents) or Joint Patents, and any applicable filing deadlines, and the Prosecuting Party shall provide the non-Prosecuting Party with prompt notice as to whether the Prosecuting Party desires to file such new Patent application. In the event that the Prosecuting Party decides either (a) not to continue the Prosecution of a Patent application or Patent within the GlobeImmune Licensed Patents (excluding any Joint Patents) or Joint Patents in any

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

country or (b) not to file such new Patent application or any new divisional or continuation application requested to be filed by the non- Prosecuting Party, the Prosecuting Party shall provide the non-Prosecuting Party with notice of such decision at least [*] prior to any pending lapse or abandonment (or last possible filing date) thereof or, if earlier, promptly after its election not to file such new Patent application, as applicable. In such event, the Prosecuting Party shall provide the non-Prosecuting Party with an opportunity to assume responsibility for Prosecution of such Patent application and any Patent issuing thereon, or filing of such new Patent application or new divisional or continuation application (such filing to occur prior to the issuance of the Patent to which the application claims priority or expiration of the applicable filing deadline, as set forth above), and for all costs associated therewith. In the event that the non-Prosecuting Party assumes such responsibility for such Prosecution and such costs, such Party shall have the right to transfer the responsibility for such Prosecution of such Patent applications and Patents to patent counsel selected by it and reasonably acceptable to the other Party. Gilead shall have the right, with respect to any and all Patents for which Prosecution responsibility has been transferred from Gilead to GlobeImmune in accordance with this Section 7.2.3, to continue to license any such Patent hereunder or to exclude such Patent from the licenses granted to Gilead hereunder.

7.2.4 The Prosecuting Party shall be entitled to use patent counsel selected by it and reasonably acceptable to the non-Prosecuting Party (for avoidance of doubt, all references in this Article 7 to “patent counsel” shall include inside patent counsel as well as outside patent counsel), for the Prosecution of the GlobeImmune Licensed Patents (excluding any Joint Patents) or Joint Patents for which it has the right to Prosecute. The Prosecuting Party shall reasonably consult with the non-Prosecuting Party. The Prosecuting Party shall keep the non-Prosecuting Party fully informed of Prosecution and provide the non -Prosecuting Party with copies of material correspondence (including applications, office actions, responses, etc.) relating to Prosecution of any such Patents being Prosecuted by such Prosecuting Party. The non- Prosecuting Party may provide comments and suggestions with respect to any material actions to be taken by the Prosecuting Party, and the Prosecuting Party shall take such comments into good faith consideration. The Prosecuting Party shall consult with the non-Prosecuting Party before taking any action that would have a material adverse impact on the scope of claims within the GlobeImmune Licensed Patents (excluding any Joint Patents) or Joint Patents, and the Prosecuting Party shall take comments of the non-Prosecuting Party into good faith consideration.

7.2.5 In order to facilitate the non-Prosecuting Party’s right to comment, the Prosecuting Party shall provide copies of all such material correspondence and any proposed responses thereto by the Prosecuting Party at least [*] prior to any filing or response deadlines, or within [*] of the Prosecuting Party’s receipt of any official correspondence if such correspondence only allows for [*] or less to respond, and the non-Prosecuting Party shall provide any comments promptly and in sufficient time to allow the Prosecuting Party to meet applicable filing requirements. In no event shall the Prosecuting Party be required to delay any submission, filing or response past any deadline that is not extendable.

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

7.2.6 Each Party acknowledges that (a) [*], GlobeImmune Prosecutes the GlobeImmune Licensed Patents covered by such agreement, and (b) [*], in the event GlobeImmune decides not to Prosecute certain GlobeImmune Licensed Patents listed [*].

7.2.7 From time to time during the Term, or promptly upon written notice by a Party to the other Party, the Parties shall discuss in good faith and amend (a) Exhibits A and A.1 to add any Patents Controlled by GlobeImmune (including any Joint Patents) that are GlobeImmune Licensed Patents, or (b) Exhibit B to add any Patents Controlled by GlobeImmune (including any Joint Patents) that are Platform Patents.

7.3 Enforcement of GlobeImmune Licensed Patents and Joint Patents Against Infringers. Subject to the terms and conditions of [*], to the extent such agreements apply to the GlobeImmune Licensed Patents, the following provisions shall apply with respect to the GlobeImmune Licensed Patents and the Joint Patents:

7.3.1 Notice. Each Party shall exercise reasonable diligence in identifying actual or potential infringements of any GlobeImmune Licensed Patent or any Joint Patent. In the event that GlobeImmune or Gilead becomes aware of any suspected infringement of any GlobeImmune Licensed Patent or any Joint Patent, or such GlobeImmune Licensed Patent or Joint Patent is challenged in any action or proceeding (other than any oppositions, cancellations, interferences, reissue proceedings, or reexaminations, which are addressed above) (any of the foregoing, an “Infringement Action”), such Party shall notify the other Party promptly, and following such notification, the Parties shall confer.

7.3.2 Enforcement by GlobeImmune.

(a) As between the Parties, GlobeImmune will have the first right, but not an obligation to, bring (i) any Infringement Action solely with respect to any Platform Claim within the GlobeImmune Licensed Patents or the Joint Patents (each, a “Platform Infringement Action”), and (ii) any Infringement Action with respect to the GlobeImmune Licensed Patents that is not a Platform Infringement Action or a Product Infringement Action (as such term is defined in Section 7.3.3(a)), and in the case of (i) and (ii), at its own expense, in its own name and entirely under its own direction and control, subject to Section 7.3.4.

(b) If Gilead has the first right to bring any Infringement Action with respect to the GlobeImmune Licensed Patents or Joint Patents pursuant to Section 7.3.3 and elects to withdraw from or not to timely settle or bring any action as described therein, then GlobeImmune shall have the right, but not the obligation, to continue or to bring such Infringement Action at its own expense, in its own name and entirely under its own direction and control, subject to Section 7.3.4.

7.3.3 Enforcement by Gilead.

(a) Gilead will have the first right, but not an obligation, to bring (i) any Infringement Action with respect to the GlobeImmune Licensed Patents or Joint Patents that alleges infringement of any Patent claim within the GlobeImmune Licensed Patents, the Joint

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Patents or any Patents solely owned by Gilead that recite a Collaboration Antigen, Licensed Vaccine or Licensed Product (each, a “Product Infringement Action”) and (ii) any Infringement Action with respect to the Joint Patents that is not a Platform Infringement Action or a Product Infringement Action, and in the case of (i) and (ii), at its own expense, in its own name and entirely under its own direction and control, subject to Section 7.3.4. For clarity, if Gilead elects to bring a Product Infringement Action pursuant to this Section 7.3.3(a)(i) and the suspected infringement or challenge includes an alleged infringement or challenge to any Platform Claim, then such Infringement Action shall not be a Platform Infringement Action, and Gilead shall have the first right to enforce or defend such Platform Claim in such Infringement Action.

(b) If GlobeImmune has the first right, pursuant to Section 7.3.2(a) , to bring any Infringement Action with respect to the GlobeImmune Licensed Patents or Joint Patents that are Platform Patents, and elects to withdraw from or not to timely settle or bring any action as described therein, then Gilead shall have the right, but not the obligation, to continue or to bring such action at its own expense, in its own name and entirely under its own direction and control, subject to Section 7.3.4 and solely to the extent (i) such Patents cover the manufacture, use, sale, offer for sale or import of any Licensed Vaccine or Licensed Product, and (ii) [*].

(c) Notwithstanding Section 7.3.2, for infringement under 35 U.S.C. Section 271(e)(2), Gilead, [*], has the sole right to initiate legal action or proceedings to enforce any and all GlobeImmune Licensed Patents licensed to Gilead pursuant to Section 2.1 to the extent they relate to any Licensed Vaccine s or Licensed Products, and all Joint Patents (excluding any Joint Patents that are Platform Patents, as determined pursuant to Section 7.3.3(a)), in each case, against infringement or misappropriation by Third Parties or defend any declaratory judgment action relating thereto. Such activities shall be at the sole expense of Gilead.

7.3.4 Procedure for Enforcement.

(a) The non-enforcing Party pursuant to Sections 7.3.2 and 7.3.3 shall reasonably assist the enforcing Party (at the enforcing Party’s expense) in any such action if so requested, and shall lend its name and be joined as a party plaintiff to such actions if reasonably requested by such enforcing Party or required by Laws. Moreover, where Gilead is the enforcing Party and upon Gilead’s reasonable request or as required by Law, GlobeImmune shall cause its licensors of GlobeImmune Licensed Patents to lend their name(s) and be joined as party plaintiffs to such actions. The non-enforcing Party shall have the right to participate and be represented in any such action by its own counsel at its own expense. The non-enforcing Party shall cooperate, at the enforcing Party’s cost and expense, with the enforcing Party in investigating or terminating any suspected infringement, whether through legal action, negotiation, or otherwise, including by producing all reasonably pertinent records, papers, information, samples, specimens, and similar items, and directing its employees to testify and grant interviews, upon the request of the enforcing Party. The enforcing Party will keep the non- enforcing Party reasonably informed of the status of the action. The enforcing Party will have an obligation to consult with the non-enforcing Party and will take any comments from the non - enforcing Party into good faith consideration with respect to the infringement, claim

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

construction, or defense of the validity or enforceability of any claim in a GlobeImmune Licensed Patent or Joint Patent. The enforcing Party shall provide to the non-enforcing Party copies of any papers relating to the infringement and/or validity litigation of the involved GlobeImmune Licensed Patent or Joint Patent promptly upon their being filed or received.

(b) If GlobeImmune is the enforcing Party, no settlement of any such Infringement Action which restricts or adversely affects the scope of the licenses granted by GlobeImmune to Gilead under the terms of this Agreement (including the enforceability of a GlobeImmune Licensed Patent or Joint Patent), or which may adversely affect the Commercialization of a Licensed Product, will be entered into by GlobeImmune without the prior written consent of Gilead. If Gilead is the enforcing Party, no settlement of any such Infringement Action which restricts the scope, or adversely affects the enforceability, of a GlobeImmune Licensed Patent or Joint Patent shall be entered into by Gilead without the prior written consent of GlobeImmune, which consent shall not be unreasonably withheld, delayed, or conditioned.

7.3.5 Damages. In the event that (a) GlobeImmune, (i) solely with respect to activities, intellectual property or products relating to [*], or (ii) otherwise exercises the rights conferred in this Section 7.3 and Gilead participates in any such action, or (b) Gilead, exercises the rights conferred in this Section 7.3, and such Party recovers any damages or other sums in such action or in settlement thereof, such damages or other sums recovered shall [*]

7.4 Patent Term Extension. GlobeImmune and Gilead shall each cooperate with one another and shall use Commercially Reasonable Efforts in obtaining patent term extension and Regulatory Exclusivity (including, for example, any pediatric exclusivity extensions as may be available) or supplemental protection certificates or their equivalents in any country with respect to Patents covering the Licensed Products, as applicable. If elections with respect to obtaining such patent term extensions, Regulatory Exclusivity, or supplemental protection certificates are to be made, Gilead shall have the right to make the election to seek patent term extension, Regulatory Exclusivity, or supplemental protection. For such purpose, for all Regulatory Approvals, Gilead shall use Commercially Reasonable Efforts to provide GlobeImmune with written notice of any expected Regulatory Approval at least [*] prior to the expected date of Regulatory Approval, as well as notice within [*] Business Days after receiving each Regulatory Approval confirming the date of such Regulatory Approval.

7.5 Notification of Filing of aBPA. Each of Gilead and GlobeImmune shall notify the other Party of notice submitted by a Third Party that such Third Party’s abbreviated biological product application (“aBPA”), or any foreign equivalent thereof, for a product that is similar to or interchangeable with a product incorporating a Tarmogen was accepted by a Regulatory Authority. Such notification shall be provided to the other Party within seven (7) days after a Party receives such notification. In addition, upon request of a Party, the other Party shall provide reasonable assistance and cooperation (including making available to such first Party documents possessed by such other Party that are reasonably required by such first Party and making available personnel for interviews and testimony) in any actions reasonably undertaken by such first Party in accordance with Section 7.3. The Parties shall cooperate to compile an accurate list of all Patents required to be provided by Gilead, its Affiliate and/or

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Sublicensee pursuant to 35 U.S.C. Section 351(l)(1)(3)(A). Notwithstanding the preceding sentence, Gilead will retain final decision-making authority as to such listing of all applicable Patents for such Licensed Product.

7.6 Defense Against Claims of Infringement of Third Party Patents. If a Third Party asserts that a Patent or other right owned by it is or has been infringed by the manufacture, use, sale, offer for sale, or import of a Licensed Vaccine or Licensed Product in the Territory, the Party first obtaining knowledge of such a claim shall immediately provide the other Party written notice of such claim along with the related facts in reasonable detail. In such event, unless the Parties otherwise agree, Gilead shall have the first right, but not the obligation, at its expense, to control such defense with respect to such Licensed Vaccine or Licensed Product. Each Party shall cooperate with the defending Party, at the defending Party’s reasonable request and expense, and shall have the right to be represented separately by counsel of its own choice but at its own expense. The defending Party shall also control settlement of such claim; provided, however, that no settlement shall be entered into without the prior consent of the other Party if such settlement would adversely affect the rights and benefits of, or impose or adversely affect any obligations on, the other Party, such consent not to be unreasonably withheld, delayed or conditioned.

7.7 Third Party Agreements.

7.7.1 If either Party reasonably determines that any licenses to any Third Party intellectual property rights are necessary for (a) the manufacture, Development or Commercialization of any Licensed Vaccine or Licensed Product, or (b) the use or exploitation of the Licensed Intellectual Property as contemplated under this Agreement, then such Party shall notify the other Party in writing.

7.7.2 If the Parties determine that it is necessary to obtain one or more licenses from one or more Third Parties, then the following will apply: (a) if the intellectual property rights to be licensed are Third Party Tarmogen-Related IP, then GlobeImmune shall be entitled to negotiate the most favorable license, subject to the provisions of Section 7.7.3, and [*]; and (b) if the intellectual property rights to be licensed are not Third Party Tarmogen-Related IP, then Gilead shall be entitled to negotiate the most favorable license. If GlobeImmune elects not to obtain any rights under clause (a) above, or is unsuccessful in obtaining such rights, then Gilead shall have the right (but not the obligation) to negotiate and obtain such rights from such Third Party at its sole discretion and [*].

7.7.3 If GlobeImmune is the Party designated to pursue the license, then the following shall apply: (a) GlobeImmune shall keep Gilead fully informed of the status of the negotiations with the Third Party and provide Gilead with copies of all draft agreements; (b) Gilead may provide comments and suggestions with respect to the negotiation of the agreement with the Third Party, and GlobeImmune shall reasonably consider all comments and suggestions reasonably recommended by Gilead; and (c) GlobeImmune shall obtain a license that is fully sublicensable to Gilead in accordance with the terms of this Agreement, treating (unless otherwise agreed by the Parties) the Third Party intellectual property as Licensed Intellectual Property hereunder.

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

8. CONFIDENTIALITY

8.1 Nondisclosure. Each Party agrees that, during the Term and for a period of [*] thereafter, a Party (the “Receiving Party”) receiving Confidential Information of the other Party (the “Disclosing Party”) (or that has received any such Confidential Information from the other party prior to the Effective Date) shall (a) maintain in confidence such Confidential Information using not less than the efforts such Receiving Party uses to maintain in confidence its own proprietary industrial information of similar kind and value, (b) not disclose such Confidential Information to any Third Party without the prior written consent of the Disclosing Party, except for disclosures expressly permitted below, and (c) not use such Confidential Information for any purpose except those permitted by this Agreement (it being understood that this clause (c) shall not create or imply any rights or licenses not expressly granted under this Agreement). For clarification, all Data shall be the Confidential Information of Gilead.

8.2 Exceptions. The obligations in Section 8.1 shall not apply with respect to any portion of the Confidential Information that the Receiving Party can show by competent written proof:

8.2.1 is publicly disclosed by the Disclosing Party, either before or after it is disclosed to the Receiving Party hereunder;

8.2.2 was known to the Receiving Party or any of its Affiliates, without any obligation to keep it confidential or any restriction on its use, prior to disclosure by the Disclosing Party, as evidenced by contemporaneous written records ;

8.2.3 is subsequently disclosed to the Receiving Party or any of its Affiliates by a Third Party lawfully in possession thereof and without any obligation to keep it confidential or any restriction on its use;

8.2.4 is published by a Third Party or otherwise becomes publicly available or enters the public domain, either before or after it is disclosed to the Receiving Party; or

8.2.5 is independently developed by or for the Receiving Party or its Affiliates, as evidenced by written records, without reference to or reliance upon the Disclosing Party’s Confidential Information.

8.3 Authorized Disclosure. The Receiving Party may disclose Confidential Information belonging to the Disclosing Party, and Confidential Information deemed to belong to both Parties under the terms of this Agreement, to the extent (and only to the extent) such disclosure is reasonably necessary in the following instances:

(a) Prosecuting Patents;

(b) Regulatory Filings and obtaining Regulatory Approvals;

(c) disclosure, solely on a “need to know basis,” to Affiliates, any Third Party set forth in Schedule A-1, potential and future Sublicensees, potential or actual

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

acquirers, merger partners, or assignees permitted under Section 12.4, investment bankers, investors, lenders, or other potential financial partners, and their and each of the Parties’ respective directors, employees, contractors and agents, each of whom prior to disclosure must be bound by written obligations of confidentiality and non-use no less restrictive than the obligations set forth in this Article 8; provided, however, that, in each of the above situations, the Receiving Party shall remain responsible for any failure by any Person who receives Confidential Information pursuant to this Section 8.3(c) to treat such Confidential Information as required under this Article 8; provided further that, with respect to any disclosure to a Third Party on Schedule A-1, the Receiving Party must give the Disclosing Party prior written notice that the Receiving Party intends to make such disclosure, including identifying the Third Party to whom the disclosure will be made.

If and whenever any Confidential Information is disclosed in accordance with this Section 8.3, such disclosure shall not cause any such information to cease to be Confidential Information except to the extent that such disclosure results in a public disclosure of such information (otherwise than by breach of this Agreement).

Notwithstanding Section 8.1 above, a Receiving Party may disclose Confidential Information to the extent and to the persons or entities required under applicable governmental law, rule, regulation or order provided that the Receiving Party where reasonably possible and, subject to Section 8.5, notify the Disclosing Party of the Receiving Party’s intent to make such disclosure pursuant to this Section 8.3 sufficiently prior to making such disclosure so as to allow the Disclosing Party adequate time to take whatever action it may deem appropriate to protect the confidentiality of the information, and the Receiving Party provides reasonable assistance to the Disclosing Party with respect thereto; provided that, in any event, the Receiving Party will use reasonable measures to ensure confidential treatment of such information.

8.4 Terms of this Agreement. The Parties acknowledge that this Agreement, and all of the respective terms of this Agreement shall be treated as Confidential Information of both Parties; provided that GlobeImmune shall be permitted to disclose this Agreement (a) [*] and (b) to potential and future collaborators of GlobeImmune, provided that, solely with respect to disclosure under clause (b), GlobeImmune give Gilead prior written notice that it wishes to make such disclosure and any such disclosure is subject to Gilead’s prior review and redaction of all financial terms of this Agreement and other sensitive terms of this Agreement, as reasonably determined by Gilead. In addition, (i) each Third Party referenced in (a) or (b) above, prior to disclosure, must be bound by written obligations of confidentiality and non-use no less restrictive than the obligations set forth in this Article 8 and (ii) GlobeImmune shall remain responsible for any failure of any Person who receives Confidential Information pursuant to this Section 8.4 to treat such Confidential Information as required under this Article 8.

8.5 Securities Filings. In the event either Party proposes to file with the Securities and Exchange Commission or the securities regulators of any state or other jurisdiction a registration statement or any other disclosure document which describes or refers to the terms and conditions of this Agreement under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or any other applicable securities Law, the Party shall notify the other Party of such intention and shall provide such other Party with a copy of relevant

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

portions of the proposed filing prior to such filing (and any revisions to such portions of the proposed filing a reasonable time prior to the filing thereof), including any exhibits thereto relating to the terms and conditions of this Agreement, and shall use reasonable and diligent efforts to obtain confidential treatment of the terms and conditions of this Agreement that such other Party requests be kept confidential, and shall only disclose Confidential Information that it is advised by counsel is legally required to be disclosed. [*] No such notice shall be required under this Section 8.5 if the description of or reference to this Agreement contained in the proposed filing has been included in any previous filing made by the either Party hereunder or otherwise approved by the other Party.

8.6 Publications. GlobeImmune and Gilead each acknowledge the other Party’s interest in publishing the results of the Development of the Licensed Vaccines. Each Party also recognizes the mutual interest in obtaining valid patent protection and in protecting business interests and trade secret information. Consequently, except for disclosures permitted pursuant to Sections 8.2 and 8.7, either Party, its Affiliates, or their respective employees or consultants wishing to make a publication or presentation relating to results obtained from its Development activities during the Collaboration with respect to the Licensed Vaccines or the Licensed Product that contains the Confidential Information of the other Party shall deliver to the other Party a (i) copy of any proposed written publication at least [*] prior to submission of such publication or (ii) an outline or copy of a proposed oral disclosure or presentation at least [*] prior to such oral disclosure or presentation. The reviewing Party shall have the right (a) to propose modifications to the publication or presentation for patent reasons, trade secret reasons or business reasons, or (b) to request a reasonable delay in publication or presentation in order to protect patentable information. If the reviewing Party requests a delay, the publishing Party shall delay submission or presentation for a period of [*] to enable patent applications protecting each Party’s rights in such information to be filed in accordance with Article 7 (Intellectual Property). Upon expiration of such [*] period, the publishing Party shall be free to proceed with the publication or presentation. If the reviewing Party requests modifications to the publication or presentation, the publishing Party shall edit such publication to prevent disclosure of trade secret, patentable or proprietary business information prior to submission of the publication or presentation. Notwithstanding anything herein to the contrary, except for disclosures permitted pursuant to Section 8.2, GlobeImmune shall not make any publication or presentation relating to the Development, [*] or Commercialization of the Licensed Vaccines or Licensed Products, other than publications or disclosures that relate solely to GlobeImmune Platform Technology, without Gilead’s prior consent. For the avoidance of doubt, Gilead may publish results of the Development or Commercialization activities [*] of Licensed Vaccines and/or Licensed Products outside of the Collaboration that do not contain Confidential Information of GlobeImmune without submitting such publication or presentation to GlobeImmune for review or approval.

8.7 Press Release. Upon execution of this Agreement, the Parties shall issue the press release announcing the existence of this Agreement in the form and substance as set forth in Exhibit F attached hereto and incorporated herein. Each Party agrees not to issue any other press release or other public statement disclosing additional information relating to this Agreement or the transactions contemplated hereby or using the name or Trademark of the other Party or its employees, in either case, without the prior written consent of the other Party. The contents of the press release can be re-released by either Party without a requirement for re - approval.

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

9. INDEMNITY AND INSURANCE

9.1 Gilead Indemnity.

9.1.1 Gilead shall indemnify, defend, and hold harmless GlobeImmune and its Affiliates, and their respective officers, directors, employees, agents, licensors, and their respective successors, heirs and assigns, and representatives (the “GlobeImmune Indemnitees”), from and against any and all Third Party claims, threatened claims, damages, losses, suits, proceedings, liabilities, costs (including reasonable legal expenses, costs of litigation and reasonable attorney’s fees), or judgments, whether for money or equitable relief, of any kind (“Third Party Losses and Claims”), to the extent such Third Party Losses and Claims arise out of or relate to, directly or indirectly: (a) the negligence, recklessness, or wrongful intentional acts or omissions of Gilead, its Affiliates, and/or its Sublicensees and its or their respective directors, officers, employees, and agents, in connection with Gilead’s performance of its obligations or exercise of its rights under this Agreement; (b) any breach by Gilead of any representation, warranty, or covenant set forth in this Agreement; (c) the research, Development, Commercialization, transfer, manufacture, labeling, or handling or storage of any Licensed Product by or on behalf of Gilead or any of its Affiliates, Sublicensees, agents, and contractors (other than by GlobeImmune Indemnitee); or (d) any breach by Gilead of [*], unless such breach is due to the acts or omissions of any GlobeImmune Indemnitee, GlobeImmune licensee or [*], including for each of clauses (a), (b), (c) and (d) above, claims and threatened claims based on (i) product liability, bodily injury, risk of bodily injury, death, or property damage or (ii) the failure to comply with Law; except in any such case for Third Party Losses and Claims subject to GlobeImmune’s indemnification obligations under Section 9.2.

9.1.2 Gilead agrees to indemnify, defend and hold harmless [*] from and against any claims and expenses, including reasonable attorneys’ fees and other legal expenses, arising out of any death or injury to any Person or Persons caused or allegedly caused by Gilead in the exercise of Gilead’s rights hereunder or by any Licensed Product [*] sold by or on behalf of Gilead; provided, however, that no [*] shall be indemnified under this Agreement for its own negligence or the negligence of any other [*].

9.1.3 Notwithstanding Gilead’s agreement to indemnify [*] pursuant to Section 9.1.2, which indemnification the Parties acknowledge is required pursuant to [*], as between GlobeImmune and Gilead, the obligation to indemnify [*] and such other parties, as the case may be, will be allocated between GlobeImmune and Gilead in accordance with Sections 9.1 and 9.2 hereof.

9.2 GlobeImmune Indemnity. GlobeImmune shall indemnify, defend, and hold harmless Gilead, its Affiliates and Sublicensees, and their respective officers, directors, employees, agents, and their respective successors, heirs and assigns, and representatives (the “Gilead Indemnitees”), from and against any and all Third Party Losses and Claims, to the

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

extent such Third Party Losses and Claims arise out of or relate to, directly or indirectly: (a) the negligence, recklessness, or wrongful intentional acts or omissions of GlobeImmune, its Affiliates, its sublicensees (excluding Gilead, its Affiliates and Sublicensees) and/or subcontractors, and its or their respective directors, officers, employees, and agents, in connection with GlobeImmune’s performance of its obligations or exercise of its rights under this Agreement; (b) any breach by GlobeImmune of any representation, warranty, or covenant set forth in this Agreement (including Exhibit D); (c) the research, Development, Commercialization, use, transfer, handling, storage, labeling, or manufacture of any Licensed Vaccine, Licensed Product, or Terminated Product by or on behalf of GlobeImmune or any of its Affiliates, sublicensees (excluding Gilead, its Affiliates and Sublicensees), agents, and subcontractors, (d) the practice of the Licensed Intellectual Property as contemplated under this Agreement (or any Third Party contractual obligations of GlobeImmune and its Affiliates relating to Licensed Intellectual Property) or the use of the Licensed Intellectual Property, or (e) [*], including for each of clauses (a), (b), (c), (d) and (e) above, claims and threatened claims based on (i) product liability, bodily injury, risk of bodily injury, death, or property damage or (ii) the failure to comply with Law; except in any such case for Third Party Losses and Claims subject to Gilead’s indemnification obligations under Section 9.1.

9.3 Indemnification Procedure. A claim to which indemnification applies under Section 9.1 or Section 9.2 shall be referred to herein as an “Indemnification Claim.” If any Person or Persons (collectively, the “Indemnitee “) intends to claim indemnification under this Article 9, the Indemnitee shall notify the other Party (the “Indemnitor”) in writing promptly upon becoming aware of any claim that may be an Indemnification Claim (it being understood and agreed, however, that the failure by an Indemnitee to give such notice shall not relieve the Indemnitor of its indemnification obligation under this Agreement except and only to the extent that the Indemnitor is actually prejudiced as a result of such failure to give notice). The Indemnitor shall have the right to assume and control the defense of the Indemnification Claim at its own expense with counsel selected by the Indemnitor and reasonably acceptable to the Indemnitee; provided, however, that an Indemnitee shall have the right to retain its own counsel at its own cost. If the Indemnitor does not assume the defense of the Indemnification Claim as described in this Section 9.3 above, the Indemnitee may defend the Indemnification Claim but shall have no obligation to do so. The Indemnitee shall not settle or compromise the Indemnification Claim without the prior written consent of the Indemnitor, and the Indemnitor shall not settle or compromise the Indemnification Claim in any manner which would have an adverse effect on the Indemnitee’s interests (including any rights under this Agreement or the scope or enforceability of the Licensed Intellectual Property), without the prior written consent of the Indemnitee, which consent, in each case, shall not be unreasonably withheld or delayed. The Indemnitee shall reasonably cooperate with the Indemnitor at the Indemnitor’s reasonable expense and shall make available to the Indemnitor all pertinent information under the control of the Indemnitee, which information shall be subject to Article 8.

9.4 Insurance.

9.4.1 Gilead shall maintain at all times during the Term, and until the later of [*], commercial general liability insurance from a recognized, nationally reputable insurance company[*]. Gilead may elect to self- insure all or parts of the [*] above. The commercial

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

general liability insurance shall include coverage for products–completed operations and clinical trial activity. [*] shall not be construed to create a limit on Gilead’s liability hereunder. Within ten (10) days following written request from GlobeImmune, Gilead shall furnish to GlobeImmune a certificate of insurance evidencing such coverage as of the date. In the case of a modification or cancellation of such coverage, Gilead shall notify GlobeImmune and promptly provide GlobeImmune with a new certificate of insurance [*].

9.4.2 GlobeImmune shall maintain at all times during the Term, and until the later of (a) [*], and (b) [*], commercial general liability insurance from a nationally reputable, creditworthy insurance company with [*]. GlobeImmune may elect to self-insure all or parts of the [*] above with the prior written consent of Gilead’s risk management department. The commercial general liability insurance shall include coverage for products–completed operations and clinical trial activity. [*] shall not be construed to create a limit on GlobeImmune’s liability hereunder. Within ten (10) days following written request from Gilead, GlobeImmune shall furnish to Gilead a certificate of insurance evidencing such coverage as of the date. In the case of a modification or cancellation of such coverage, GlobeImmune shall notify Gilead and promptly provide Gilead with a new certificate of insurance [*]

10. TERM AND TERMINATION

10.1 Term; Expiration. This Agreement shall become effective on the Effective Date and, unless earlier terminated pursuant to this Article 10, shall remain in effect on a Licensed Product-by-Licensed Product and country-by-country basis, until the expiration of the Royalty Term of such Licensed Product in such country (the “Term”).

10.2 Termination for Material Breach.

10.2.1 Material Breach. Subject to Section 10.2.3, either Party (the “Non-Breaching Party”) may, without prejudice to any other remedies available to it at law or in equity, terminate this Agreement in its sole discretion in the event the other Party (the “Breaching Party”) has materially breached this Agreement, and such breach has continued for [*] (the “Cure Period”) after written notice thereof is provided to the Breaching Party by the Non-Breaching Party, such notice describing the alleged material breach in sufficient detail to put the Breaching Party on notice; provided, however, that if such breach is not susceptible to cure within the Cure Period, then, the Non-Breaching Party’s right to termination shall be suspended only if and for so long as the Breaching Party has provided to the Non-Breaching Party a written plan that is reasonably calculated to effect a cure and such plan is reasonably acceptable to the Non-Breaching Party, and the Breaching Party commits to and does carry out such plan.

10.2.2 Disagreement as to Material Breach; Cure Period. If the Parties reasonably and in good faith disagree as to whether there has been a material breach, the Party that disputes that there has been a material breach may contest the allegation in accordance with Article 11. Notwithstanding the preceding sentence, the Cure Period for any allegation made in good faith as to a material breach under this Agreement will run from the date that

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

written notice thereof was first provided to the Breaching Party by the Non -Breaching Party. The right of either Party to terminate this Agreement as provided in this Section 10.2, shall not be affected in any way by such Party’s waiver or failure to take action with respect to any previous default. It is understood and acknowledged that, during the pendency of such a dispute, all of the terms and conditions of this Agreement shall remain in effect, and the Parties shall continue to perform all of their respective obligations under this Agreement.

10.2.3 Breach by Gilead. If Gilead is the breaching Party [*] and the material adverse effect of the breach is limited to a given Licensed Product, then the termination by GlobeImmune and the consequences of such termination shall be effective only as to the Licensed Product to which the uncured material breach relates. Moreover, if the material breach has, or is reasonably likely to have, a material adverse effect only on the Development or Commercialization of a Licensed Product in a particular country(ies) then this Agreement shall not terminate with respect to such Licensed Product in the Territory outside of such country(ies) and the foregoing termination and the consequences of such termination as described in Section 10.6.2 shall only apply to the terminated country(ies).

10.3 Gilead Elective Termination. Gilead may, in its sole discretion, exercisable at any time during the Term, terminate this Agreement in its entirety for any reason or no reason at all, effective upon [*] written notice to GlobeImmune.

10.4 Termination for Insolvency. To the extent permitted under Law, either Party may terminate this Agreement, (a) if, at any time, the other Party files in any court or agency pursuant to any statute or regulation of any state or country, a petition in bankruptcy or insolvency or for reorganization or for an arrangement or for the appointment of a receiver or trustee of the Party or of substantially all of its assets, or (b) if the other Party is served with an involuntary petition against it, filed in any insolvency proceeding, and such petition shall not be dismissed within ninety (90) days after the filing thereof, or (c) if the other Party shall propose or be a party to any dissolution or liquidation, or (d) if the other Party shall make an assignment of substantially all of its assets for the benefit of creditors. Each Party agrees to give the other Party prompt notice of the foregoing events giving rise to termination under this Section 10.4. All rights and licenses granted under or pursuant to any section of this Agreement are and shall otherwise be deemed to be for purposes of Section 365(n) of Title 11, United States Code (the “Bankruptcy Code”) licenses of rights to “intellectual property” as defined in Section 101(35A) of the Bankruptcy Code. The Parties shall retain and may fully exercise all of their respective rights and elections under the Bankruptcy Code. All materials required to be delivered by the non-bankrupt Party under this Agreement (including all manufacturing information), and all materials relating to the Licensed Intellectual Property that, in the course of dealing between the Parties under this Agreement, are or would be customarily delivered, shall be considered to be “embodiments” of such intellectual property for purposes of Section 365(n) of the Bankruptcy Code. Upon the bankruptcy of any Party, the non-bankrupt Party shall further be entitled to a complete duplicate of, or complete access to, any intellectual property licensed to the non- bankrupt Party, and such, if not already in its possession, shall be promptly delivered to the non- bankrupt Party, unless the bankrupt Party elects to continue, and continues, to perform all of its obligations under this Agreement. All written agreements entered into in connection with the Parties’ performance under this Agreement from time to time shall be considered agreements “supplementary” to this Agreement for purposes of Section 365(n) of the Bankruptcy Code.

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

10.5 Termination for Patent Challenge. In the event that [*] (each, a “Patent Challenge”), [*].

10.6 Consequences of Expiration or Termination. All of the following effects of expiration or termination, as applicable, are in addition to the other rights and remedies that may be available to the Parties at law or in equity.

10.6.1 Consequences of Expiration of the Term. Upon expiration of the Term, as determined on a country-by-country basis, Gilead shall have an exclusive, fully-paid, royalty-free, perpetual right and license, with the right to grant sublicenses, under all Licensed Intellectual Property to use, sell, offer to sell, import, make and have made any Licensed Vaccine and any Licensed Product in the Field and in such country in the Territory.

10.6.2 Consequences of Termination by GlobeImmune Pursuant to Section 10.2.1. In the event of a termination by GlobeImmune pursuant to Section 10.2.1 (Material Breach), [*], then, solely with respect to the Licensed Product(s) in the country(ies) for which this Agreement has terminated as provided in Section 10.2.3, and as GlobeImmune’s sole remedy therefor:

(a) notwithstanding anything to the contrary in this Agreement, the licenses granted to Gilead under this Agreement with respect to such Licensed Product(s) in such country(ies) shall terminate and such Licensed Product(s) shall be deemed Terminated Products hereunder;

(b) all payment obligations under this Agreement with respect to such Terminated Product(s) in such country(ies) shall terminate, other than those that are accrued and unpaid as of the effective date of such termination;

(c) Upon GlobeImmune’s request, Gilead shall negotiate in good faith with GlobeImmune with respect to GlobeImmune obtaining an exclusive (as to such Terminated Product(s) in such country(ies)), royalty-bearing license under any Patents, Know-How or Data Developed under this Agreement to the extent such Patents, Know-How or Data (i) are directly and solely related to such Terminated Product(s) in such country(ies), and (ii) that Gilead actually uses and are necessary to Develop or Commercialize such Terminated Product(s) in such country(ies);

(d) [*];

(e) As soon as reasonably practical after the Parties have agreed to the terms of the license referenced in subsection (c) above, Gilead will provide to GlobeImmune, to the extent permitted under any applicable Third Party agreement and to the extent Controlled by Gilead, copies of (i) any information, materials, and Data, including copies of all clinical study Data and results, and all other information and the like developed by or for the benefit of Gilead, directly and solely relating to such Terminated Product(s) in the applicable country(ies), and (ii)

44.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

other documents to the extent directly and solely related to such Terminated Product(s) in the applicable country(ies) that are necessary for the continued Development and Commercialization of such Terminated Product(s) in the applicable country(ies) (including material documents and agreements relating to the sourcing and manufacture of such Terminated Product(s) in such country(ies) or, to the extent the First Commercial Sale of such product has occurred, for sale, promotion, distribution, sale or use of such product). Gilead will use Commercially Reasonable Efforts to assist GlobeImmune in providing a smooth transfer of such material information, materials, Data, and documents;

(f) Gilead shall assign to GlobeImmune any and all Regulatory Filings Controlled by Gilead that are directly and solely related to such Terminated Product(s) in the applicable country(ies), including, without limitation, any and all INDs and BLAs; and

(g) if Gilead, its Affiliates or Sublicensees [*], subject to the obligation of Gilead to pay GlobeImmune any and all payments with respect to the sales of such Terminated Product as provided in this Agreement.

For clarification, if, as a result of termination by GlobeImmune pursuant to Section 10.2.1 (other than termination for material breach by Gilead of Section 4.2.8), termination has occurred with respect to every Licensed Product, then this Agreement shall terminate in its entirety and, to the extent not otherwise provided in this Section 10.6.2, the terms of Section 10.6.4 shall apply.

10.6.3 Consequences of Termination by Gilead Pursuant to 10.2.1 or 10.4. In the event of termination by Gilead of this Agreement pursuant to Section 10.2.1 (Material Breach) or pursuant to Section 10.4 (Insolvency):

(a) the licenses granted by GlobeImmune to Gilead pursuant to Section 2.1 shall continue in full force in perpetuity and all unpaid Milestones and all royalty rates with respect to all Licensed Products shall each be [*], in each case, as of the date of such termination; [*], in each case, as of the date of such termination;

(b) GlobeImmune shall promptly either, at Gilead’s election, return to Gilead or destroy, at no cost to Gilead, all Gilead Confidential Information, materials, and other Data and information transferred by Gilead to GlobeImmune;

(c) all GlobeImmune activities under the Collaboration Development Plan shall terminate and, in the event the GlobeImmune Clinical Trial is ongoing, GlobeImmune shall, at its cost and expense, promptly wind down such Clinical Trial and all activities associated therewith in accordance with applicable Laws and the Collaboration Development Plan; provided, that, upon Gilead’s written request (delivered to GlobeImmune together with any notice of termination provided under this Section 10.6.3), conduct of any such activities and Clinical Trial will be transferred to Gilead at GlobeImmune’s cost and expense; and

(d) Gilead shall have the right to pursue any other remedies available at law or at equity.

45.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

10.6.4 Consequences of Termination by GlobeImmune pursuant to (i) Section 10.2.1 [*]

10.7 Survival. The following provisions shall survive termination or expiration of this Agreement in its entirety, as well as any other provision which by its terms or by the context thereof, is intended to survive such termination: Articles 1, 5 (to the extent payments due thereunder remain unpaid at termination or expiration and reporting obligations or audit rights thereunder survive in accordance with Sections 5.6, 5.8, and 5.9), 8 (for the period set forth in Section 8.1), 9, 11, and 12 and Sections 2.2.2 (unless this Agreement is terminated by Gilead pursuant to Section 10.2.1 or 10.4), 2.3.2, 2.3.3 (unless this Agreement is terminated by GlobeImmune pursuant to Section 10.6.2, solely with respect to the Licensed Products deemed Terminated Products, or Section 10.6.4) 2.3.4, 2.3.5, 2.5, 4.5 (for the period set forth therein), 6.4, 6.5, 7.1, 7.2 (solely with respect to Joint Patents), 7.3 (solely with respect to Joint Patents), 10.6 (as applicable), and 10.7. In addition to the foregoing, and in addition to the provisions identified in Section 10.6.3 and as surviving (in some cases in a modified form) in the event that Gilead shall terminate this Agreement under Section 10.2.1 (for material breach by GlobeImmune) or 10.4 (GlobeImmune insolvency), with the effect set forth in Section 10.6.3, then Sections 2.1, 7.2 through 7.6 shall also survive such termination. Termination or expiration of this Agreement shall not relieve the Parties of any liability or obligation which accrued hereunder prior to the effective date of such termination or expiration nor preclude either Party from pursuing all rights and remedies it may have hereunder or at law or in equity, subject to Article 11, with respect to any breach of this Agreement nor prejudice either Party’s right to obtain performance of any obligation. All other rights, licenses and obligations shall terminate upon expiration of this Agreement.

11. DISPUTE RESOLUTION

11.1 Exclusive Dispute Resolution Mechanism. The Parties agree that the procedures set forth in this Article 11 shall be the exclusive mechanism for resolving any dispute, controversy, or claim (collectively, “Disputes”) between the Parties that may arise from time to time pursuant to this Agreement relating to any Party’s rights and/or obligations hereunder that cannot be resolved through good faith negotiation between the Parties.

11.2 Resolution by Executive Officers. Except as otherwise provided in this Agreement, in the event of any dispute between the Parties in connection with this Agreement, the construction hereof, or the rights, duties or liabilities of either Party hereunder, the Parties shall first attempt in good faith to resolve such dispute by referral to the Alliance Managers for negotiation and consultation between themselves. In the event that such dispute is not resolved on an informal basis within [*], either Party may, by written notice to the other Party, refer the dispute to the executive officers designated by the Parties for attempted resolution. Such officers, or their designees, shall attempt in good faith to promptly resolve such dispute within [*]. In the event that any matter is not resolved under the foregoing provisions, each Party may, at its sole discretion, seek resolution of such matter in accordance with Section 11.3.

46.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

11.3 Submission to Court for Resolution. Subject to Section 11.2, the Parties hereby irrevocably and unconditionally consent to the exclusive jurisdiction of the courts located in New York State for any action, suit or proceeding (other than appeals therefrom) arising out of or relating to this Agreement, and agree not to commence any action, suit or proceeding (other than appeals therefrom) related thereto except in such courts. The Parties irrevocably and unconditionally waive their right to a jury trial. The Parties further hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding (other than appeals therefrom) arising out of or relating to this Agreement in the courts of New York State, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each Party further agrees that service of any process, summons, notice or document by registered mail to its address set forth in Section 12.2 shall be effective service of process for any action, suit or proceeding brought against it under this Agreement in any such court.

12. MISCELLANEOUS

12.1 Severability. If any one or more of the provisions of this Agreement is held to be invalid or unenforceable, the provision shall be considered severed from this Agreement and shall not serve to invalidate any remaining provisions hereof. The Parties shall make a good faith effort to replace any invalid or unenforceable provision with a valid and enforceable one such that the objectives contemplated by the Parties when entering this Agreement may be realized.

12.2 Notices. Any notice required or permitted to be given by this Agreement shall be in writing and shall be (a) delivered by hand or by overnight courier with tracking capabilities, (b) mailed postage prepaid by first class, registered or certified mail, or (c) delivered by facsimile followed by delivery via either of the methods set forth in Sections 12.2(a) or (b), in each case, addressed as set forth below unless changed by notice so given:

If to Gilead:

Gilead Sciences, Inc.

333 Lakeside Drive

Foster City, California 94404 U.S.A.

Attention: SVP Corporate Development

Facsimile: 650-522-6261

With a copy to:

Gilead Sciences, Inc.

333 Lakeside Drive

Foster City, California 94404 U.S.A.

Attention: SVP and General Counsel

Facsimile: (650) 522-5771

47.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

If to GlobeImmune:

GlobeImmune, Inc.

1450 Infinite Drive

Louisville, Colorado 80027 U.S.A.

Attention: Chief Executive Officer

Facsimile: (303) 625-2810

Any such notice shall be deemed given on the date received. A Party may add, delete, or change the person or address to which notices should be sent at any time upon written notice delivered to the Party’s notices in accordance with this Section 12.2.

12.3 Force Majeure. Except for the payment of money, neither Party shall be liable for delay or failure in the performance of any of its obligations hereunder if such delay or failure is due to causes beyond its reasonable control, including acts of God, fires, earthquakes, acts of war, terrorism, or civil unrest (“Force Majeure “); provided, however, that the affected Party promptly notifies the other Party and further provided that the affected Party shall use its Commercially Reasonable Efforts to avoid or remove such causes of non-performance and to mitigate the effect of such occurrence, and shall continue performance with the utmost dispatch whenever such causes are removed. When such circumstances arise, the Parties shall negotiate in good faith any modifications of the terms of this Agreement that may be necessary or appropriate in order to arrive at an equitable solution.

12.4 Assignment. Neither Party may, without the consent of the other Party, assign or transfer any of its rights and obligations hereunder; provided that no such consent is required for an assignment or transfer to an Affiliate of such Party or to a successor in interest to such Party by reason of merger or consolidation or sale of all or substantially all of the assets of such Party relating to the subject matter of this Agreement; provided further that (a) with respect to an assignment to a successor in interest, such assignment includes all rights and obligations under this Agreement, (b) such successor in interest or Affiliate shall have agreed as of such assignment or transfer to be bound by the terms of this Agreement in a writing provided to the non-assigning Party, and (c) where this Agreement is assigned or transferred to an Affiliate, the assigning Party remains responsible for the performance of this Agreement. Subject to the foregoing, this Agreement shall inure to the benefit of and be binding on the Parties’ successors and assigns. Any assignment or transfer in violation of the foregoing shall be null and void and wholly invalid, the assignee or transferee in any such assignment or transfer shall acquire no rights whatsoever, and the non-assigning, non-transferring Party shall not recognize, nor shall it be required to recognize, such assignment or transfer.

12.5 Waivers and Modifications. The failure of any Party to insist on the performance of any obligation hereunder shall not be deemed to be a waiver of such obligation. Waiver of any breach of any provision hereof shall not be deemed to be a waiver of any other breach of such provision or any other provision on such occasion or any succeeding occasion. No waiver, modification, release or amendment of any obligation under or provision of this Agreement shall be valid or effective unless in writing and signed by both Parties.

48.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

12.6 Choice of Law. This Agreement shall be governed by, enforced, and shall be construed in accordance with the Laws of the State of New York without regard to any conflicts of law provision that would result in the application of the Laws of any State other than the State of New York.

12.7 Relationship of the Parties. Each Party is an independent contractor under this Agreement. Nothing contained herein is intended or is to be construed so as to constitute GlobeImmune and Gilead as partners, agents or joint venturers. Neither Party shall have any express or implied right or authority to assume or create any obligations on behalf of or in the name of the other Party or to bind the other Party to any contract, agreement or undertaking with any Third Party. There are no express or implied third party beneficiaries hereunder.

12.8 Entire Agreement. This Agreement, together with the attached exhibits and schedules, constitutes the entire agreement between the Parties as to the subject matter of this Agreement, and supersedes and merges all prior and contemporaneous negotiations, representations, agreements and understandings regarding the same.

12.9 Counterparts. This Agreement may be executed in counter-parts with the same effect as if both Parties had signed the same document. All such counterparts shall be deemed an original, shall be construed together and shall constitute one and the same instrument.

12.10 Interpretation. Each of the Parties acknowledges and agrees that this Agreement has been diligently reviewed by and negotiated by and between them, that in such negotiations each of them has been represented by competent counsel and that the final agreement contained herein, including the language whereby it has been expressed, represents the joint efforts of the Parties and their counsel. Accordingly, in interpreting this Agreement or any provision hereof, no presumption shall apply against any Party as being responsible for the wording or drafting of this Agreement or any such provision, and ambiguities, if any, in this Agreement shall not be construed against any Party, irrespective of which Party may be deemed to have authored the ambiguous provision.

12.10.1 The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The word “will” shall be construed to have the same meaning and effect as the word “shall.” The word “any” shall mean “any and all” unless otherwise clearly indicated by context. The word “including” will be construed as “including without limitation.” The word “or” is disjunctive but not necessarily exclusive.

12.10.2 Unless the context requires otherwise, (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein or therein), (b) any reference to any Laws herein shall be construed as referring to such Laws as from time to time enacted, repealed or amended, (c) any reference herein to any Person shall be construed to include the Person’s successors and

49.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

assigns, and (d) all references herein to Articles, Sections or Exhibits, unless otherwise specifically provided, shall be construed to refer to Articles, Sections and Exhibits of this Agreement.

12.10.3 Headings and captions are for convenience only and are not be used in the interpretation of this Agreement.

[SIGNATURE PAGE FOLLOWS]

50.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

IN WITNESS WHEREOF, the Parties have caused this License and Collaboration Agreement to be executed by their respective duly authorized officers as of the Effective Date.

GLOBEIMMUNE, INC.		GILEAD SCIENCES, INC.

By:	/s/ Timothy C. Rodell, M.D.	By:	/s/ John F. Milligan

Name:	Timothy C. Rodell, M.D.	Name:	John F. Milligan

Title:	President & Chief Executive Officer	Title:	President and COO

[Signature Page to License and Collaboration Agreement]

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Exhibit A

GlobeImmune Licensed Patent(s)

[*]

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Exhibit A-1

[*]

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Exhibit B

Platform Patents

[*]

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Exhibit C

Collaboration Development Plan

[*]

Research Plan Appendix 1: [*]

Research Plan Appendix 2: [*]

Research Plan Appendix 2 (con’t): [*]

Research Plan Appendix 2 (con’t): [*]

Research Plan Appendix 2 (con’t): [*]

Research Plan Appendix 2 (con’t): [*]

Research Plan Appendix 2 (con’t): [*]

Research Plan Appendix 3: [*]

Research Plan Appendix 4: [*]

Research Plan Appendix 4 (con’t): [*]

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Exhibit D

Supply Terms

1.	From the Effective Date until the effective date of the Supply Agreement, the terms of the Agreement (including, without limitation, Sections 4.1.5, 4.1.6, and 4.4) and this Exhibit D shall govern the manufacture and supply of Licensed Vaccines and Licensed Products; provided, however, that in the event of a conflict between this Exhibit D and the Agreement, the terms of the Agreement shall apply. The Parties shall use good faith efforts to enter into the Supply Agreement prior to the completion of the GlobeImmune Clinical Trial.

2.	Subject to Sections 4.1.5, 4.1.6 and 4.4 of the Agreement, during the Research Term, GlobeImmune shall manufacture and supply to Gilead all of the requirements of any and all Licensed Vaccines and Licensed Products required for Development purposes in accordance with the Collaboration Development Plan (and the timelines set forth therein) and GlobeImmune Development Budget. GlobeImmune shall supply labeled vials for the GlobeImmune Clinical Trial. Unless otherwise agreed by the Parties, GlobeImmune shall provide britestock vials for [*]. Gilead shall pay GlobeImmune the Manufacturing Costs for such Licensed Vaccines and Licensed Product, which, during the period of the Research Term shall not exceed [*]. [*]. In the event Gilead requests that GlobeImmune perform stability testing for any Licensed Vaccines or Licensed Products supplied by GlobeImmune under this Agreement, Gilead shall reimburse GlobeImmune for its reasonable, actual and documented costs and expenses incurred thereto.

3.	Subject to Sections 4.1.5, 4.1.6 and 4.4 of the Agreement, commencing with the Gilead Term, GlobeImmune shall manufacture and supply to Gilead and Gilead will purchase from GlobeImmune britestock vials of Licensed Vaccines and Licensed Products in such full batch sized quantities and at such times as are specified in the purchase orders placed by Gilead as follows:

a.	With respect to clinical supply of Licensed Vaccines and Licensed Products for the Gilead Term, [*] prior to the anticipated delivery date of the first order of such Licensed Vaccines and Licensed Products and thereafter until the Parties have entered into the Supply Agreement, Gilead shall provide to GlobeImmune a four-quarter rolling forecast of the quantity of Licensed Vaccines and Licensed Products that Gilead expects to require during such twelve month period. Such forecast shall be provided by Gilead no later than the [*] of each Calendar Quarter. [*].

b.	GlobeImmune shall manufacture and supply to Gilead and Gilead will purchase from GlobeImmune, the Licensed Vaccines and Licensed Products in such full batch-sized quantities and at such times as are specified in the purchase orders placed by Gilead. Such purchase orders shall be placed [*] prior to the requested delivery date of such Licensed Vaccines or Licensed Products and shall be consistent with the binding portion of the forecast. Pricing for Licensed Vaccines and Licensed Products for clinical supply [*].

4.	With respect to commercial supply of Licensed Vaccines and Licensed Products, the Supply Agreement shall provide for forecasting of Gilead’s commercial supply requirements of Licensed Vaccines and Licensed Products, which shall commence reasonably prior to Regulatory Approval of a Licensed Product. Pricing for Licensed Vaccines and Licensed Products for commercial supply [*].

5.	Gilead shall be responsible for establishing the specifications (the “Specifications”) and approving the master batch record, including the necessary documentation, certificates of analysis and test results, for the Licensed Vaccines and Licensed Products; provided, however, that if the Specifications requested by Gilead are mutually determined by the Parties not to be technically feasible on a consistent basis (excluding any failure arising out of GlobeImmune’s negligence or intentional misconduct), then the Parties shall promptly meet to discuss the reasons for such technical difficulties and use good faith efforts to reach a mutually agreeable solution, which may include compensation for certain failed lots or revisions to the proposed Specifications (excluding any failure arising out of GlobeImmune’s negligence or intentional misconduct). If (a) Gilead requests a change to the Specifications or master batch record which change results in a material change to the Tarmogen manufacturing process then in effect, and (b) such material change to the Tarmogen manufacturing process would be solely applicable to the manufacture of the Licensed Vaccine(s) and/or Licensed Product(s), then the Parties shall agree on the amount to be reimbursed by Gilead for GlobeImmune costs and expenses incurred in implementing such change. The Parties shall mutually agree on the required target shelf-life for Licensed Vaccines and Licensed Products delivered to Gilead. Unless otherwise agreed, GlobeImmune shall supply all equipment necessary for GlobeImmune to manufacture the Licensed Vaccines and Licensed Products and all materials to be used by GlobeImmune in the manufacture of the Licensed Vaccines and Licensed Products (in accordance with the relevant approved raw material specifications).

6.	In the event of an actual or anticipated shortage of supply of Licensed Vaccines or Licensed Product, GlobeImmune shall promptly notify Gilead, and GlobeImmune will use Commercially Reasonable Efforts to resolve all failure to supply issues as promptly as possible in consultation with Gilead.

7.	Subject to Section 4.4 of the Agreement, [*].

8.

GlobeImmune represents and warrants that all Licensed Vaccines and Licensed Products supplied to Gilead will, at the time of delivery to Gilead, will conform to and have been manufactured in accordance with the Specifications then in effect, the master batch record, and Laws, including, without limitation, GCP, GLP and/or GMP, as applicable. GlobeImmune will be solely responsible for all costs and expenses caused by failed batches or nonconforming product, including batches or products which fail to meet the requirements of the previous sentence as a result of the negligence or intentional misconduct of any GlobeImmune employee, to the extent the cause of such failure or nonconformance arose or existed prior to the delivery of the applicable product to Gilead. In the event of any such failure or nonconformance, GlobeImmune will replace any such batch or nonconforming product or refund amounts paid by Gilead in connection therewith, at Gilead’s election. In the event of a dispute as to the conformance or non-conformance of product, a representative sample of such product will be submitted to an independent cGMP laboratory, mutually agreed upon by the Parties, for final determination of conformance or non-conformance. The determination by such laboratory will be final and binding and the fees and expenses of such laboratory incurred in making such determination will be borne by the party against whom the determination is made.

9.	GlobeImmune shall arrange for Gilead’s representatives to audit or accompany GlobeImmune’s representatives on technical visits to, and audits of, Gilead-approved current Third Party contract manufacturers of the Licensed Vaccines or a Licensed Product. GlobeImmune will secure Gilead such permission in its agreements with future Third Party contract manufacturers prior to entering into such agreements.

10.	In addition to more detailed terms regarding the matters specified above in this Exhibit D, the Supply Agreement shall contain other customary supply agreement provisions, including indemnification provisions appropriate for a Supply Agreement. Furthermore, GlobeImmune and Gilead will enter into a Quality Agreement with respect to the Licensed Product governing, among other things, quality assurance requirements, documentation and procedures, and similar matters.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Exhibit E

GlobeImmune Development Budget

I.	[*]

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Exhibit F

Press Release

Gilead Contacts:	GlobeImmune Contacts:
Susan Hubbard, Investors	David Apelian, MD, PhD, MBA
(650) 522-5715	Chief Medical Officer
(303) 625-2820

Cara Miller, Media	Matt Middleman, Media
(650) 522-1616	Russo Partners
(917) 734-0324

For Immediate Release

GILEAD AND GLOBEIMMUNE ANNOUNCE LICENSE AND COLLABORATION

AGREEMENT TO DEVELOP THERAPEUTIC VACCINE PRODUCTS FOR TREATMENT

OF CHRONIC HEPATITIS B INFECTION

Foster City, CA and Louisville, CO – October 24, 2011 – Gilead Sciences, Inc. (Nasdaq: GILD) and GlobeImmune, Inc. today announced that the companies have entered into an exclusive worldwide license and collaboration agreement for the development and commercialization of therapeutic vaccine products for use in conjunction with Viread® (tenofovir disoproxil fumarate) and other oral therapies for the treatment of chronic hepatitis B virus (HBV) infection.

Under the terms of the agreement, Gilead will pay GlobeImmune an upfront payment and provide support for GlobeImmune’s continued development of its HBV therapeutic vaccine program through Phase 1a clinical trials. Gilead can assume full responsibility for clinical development following Phase 1a. GlobeImmune also could receive additional payments based upon achievement of certain development milestones, as well as royalties on future potential net sales.

The goal of the research collaboration is to create and develop therapeutic vaccine products that have specific HBV DNA antigens cloned into S. cerevisiae (a species of yeast). The companies anticipate that the combination of a therapeutic vaccine with oral suppressive antiviral therapy could help increase surface antigen (HBsAg) loss with seroconversion – a marker of the resolution of chronic HBV infection.

“This collaboration is a significant milestone in GlobeImmune’s efforts to advance therapies for major unmet medical needs,” said David Apelian, MD, PhD, Senior Vice President Research & Development and Chief Medical Officer at GlobeImmune. “Based on the proof-of concept studies in hepatitis C infection, we believe that the combination of GlobeImmune’s Tarmogen immunotherapy products with oral suppressive antiviral therapy will help eliminate the cells harboring the hepatitis B virus, thus increasing seroconversion within a finite period.”

“Finite therapy remains a significant unmet need for patients with chronic hepatitis B,” said Norbert W. Bischofberger, PhD, Gilead’s Executive Vice President, Research and Development and Chief Scientific Officer. “We are hopeful that this approach will allow us to explore whether adaptive immunomodulatory approaches to HBV will help us improve HBsAg seroconversion, thereby eliminating the need for life-long daily therapy.”

About GlobeImmune

GlobeImmune, Inc. is a private company developing therapeutic vaccines called Tarmogen® products for the treatment of cancer and infectious diseases. Tarmogens stimulate the natural production of T cells that are capable of locating and eliminating cancer cells and virally-infected cells. GlobeImmune has raised over $160 million to date in support of its programs. For additional information, please visit the company’s website at www.globeimmune.com.

About Gilead Sciences

Gilead Sciences is a biopharmaceutical company that discovers, develops and commercializes innovative therapeutics in areas of unmet medical need. The company’s mission is to advance the care of patients suffering from life-threatening diseases worldwide. Headquartered in Foster City, California, Gilead has operations in North America, Europe and Asia Pacific. For more information on Gilead, please visit www.gilead.com.

Gilead Forward-Looking Statement

This press release includes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that are subject to risks, uncertainties and other factors, including risks related to the development and commercialization of therapeutic vaccines for the treatment of chronic HBV infection. Further, there are risks related to clinical trials of therapeutic vaccines under the collaboration, including the ability to enroll sufficient patients, the possibility of unfavorable results, the need to modify or delay the studies or to perform additional trials and the risk of failing to obtain approvals from the regulatory authorities. As a result, therapeutic vaccines under the collaboration may never be successfully commercialized. In addition, Gilead and GlobeImmune may make a strategic decision to terminate the collaboration or discontinue development of certain therapeutic vaccines under the collaboration. These risks, uncertainties and other factors could cause actual results to differ materially from those referred to in the forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. These and other risks are described in detail in Gilead’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, as filed with the U.S. Securities and Exchange Commission. All forward-looking statements are based on information currently available to Gilead, and Gilead assumes no obligation to update any such forward-looking statements.

# # #

Viread is a registered trademark of Gilead Sciences, Inc.

Tarmogen is a registered trademark of GlobeImmune, Inc.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Schedule A

Third Party Agreement(s)

[*]

Schedule A-1

Approved Subcontractors/Description of Services

[*]

October 24, 2011	Page 1

Schedule B

Third Party License Agreement(s)

[*]

Schedule C

Schedule of Exceptions

[*]

Exhibit 10.10

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

AGREEMENT

Effective as of May 30, 2006, THE REGENTS OF THE UNIVERSITY OF COLORADO, a body corporate, having its principal office at 201 Regent Hall, Regent Drive, Boulder, CO 80309 (“University”)and GLOBEIMMUNE, INC., a Delaware corporation, having its principal office at 1450 Infinite Drive, Louisville CO 80027 (“GlobeImmune”), agree as follows:

1. GlobeImmune (as successor in interest to Ceres Pharmaceuticals, Ltd.) and University (acting through University Technology Corporation) are parties to the Intellectual Property License Agreement dated September 18, 1997 (“License Agreement”), pursuant to which GlobeImmune licensed certain patents and technology from University.

2.       The License Agreement was amended March 18, 1998, June 1, 2001 and October 16, 2003 (the “Amendments”).

3.       The parties desire to restate the License Agreement, as amended, for ease of reference.

4.       Attached to this Agreement is a restated version of the License Agreement incorporating all of the terms and conditions modified by the Amendments (the “Restated Agreement”).

5.       GlobeImmune and University acknowledge and agree that:

(a) The purpose of this Agreement and the Restated Agreement is to provide ease of reference when reviewing the License Agreement as amended by the Amendments.

(b) This Agreement and the Restated Agreement do not in any way affect or modify any of GlobeImmune’s or University’s obligations under the License Agreement as amended by the Amendments.

6.       In the event of any conflict between the terms of the License Agreement as amended by the Amendments and the Restated Agreement, the License Agreement as amended by the Amendments shall govern.

IN WITNESS WHEREOF, GlobeImmune and University have executed this Agreement by their duly authorized representatives as of the date first set forth above.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

GLOBEIMMUNE, INC.		THE REGENTS OF THE UNIVERSITY OF COLORADO

By:	/s/ Timothy C. Rodell, M.D.	By:	/s/ David N. Allen
Name:	Timothy C. Rodell, M.D.	Name:	David N. Allen
Title:	President and Chief Executive Officer	Title:	Assoc. VP

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

UNIVERSITY TECHNOLOGY CORPORATION

RESTATED INTELLECTUAL PROPERTY LICENSE

AGREEMENT

INTELLECTUAL PROPERTY LICENSE AGREEMENT, dated September 18, 1997, between University Technology Corporation, a Colorado not-for-profit corporation, as Licensor, and Ceres Pharmaceuticals, Ltd., a Colorado corporation, as Licensee.

RECITALS

A.	Licensor is the owner of certain intellectual property, which is specified and defined below as “Licensed Intellectual Property.”

B.	Licensee is a newly-formed company, whose founders made the inventions (the “Inventions”) that are the subject matter of the Licensed Intellectual Property.

C.	Licensee desires to conduct further research and development with respect to the Inventions and to commercialize the Inventions.

D.	Licensee desires to acquire from Licensor, and Licensor desires to grant to Licensee, all rights in, to and under the Licensed Intellectual Property that may be necessary or desirable to enable Licensee and/or its Sublicensees to conduct further research and development with respect to the Inventions, to commercialize the Inventions, to manufacture and sell Licensed Products, and to license other Persons to use Licensed Processes for commercial purposes, in all cases subject to the terms and conditions of this Agreement.

E.	The parties desire for the Licensee to remit, and for the Licensor to receive, Royalties from the sale of Licensed Products to other Persons and the use of Licensed Processes by other Persons, and to receive [*] Royalties, subject to the terms and conditions of this Agreement.

TERMS OF AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual covenants and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is agreed:

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

ARTICLE 1.

Definitions

The following definitions and defined terms apply throughout this Agreement, including the Recitals. A variant of a defined term (e.g., “your” is a variant of “you’) has an appropriate correlative definition.

1.1	[*].

1.2	“Affiliate” means, when used in reference to a specified Person, any Person that directly or indirectly controls or is controlled by or is under common control with the specified Person. Without limiting the foregoing, “Affiliate” also means, when used in reference to Licensee, any Person who shall acquire or who enters into a contract to acquire (whether by merger, consolidation, transfer or any other lawful transaction) all or substantially all the assets or outstanding common stock of Licensee. For purposes of this Agreement, the University of Colorado is an Affiliate of Licensor.

1.3	“Agreement” means this Intellectual Property License Agreement and any amended or modified version hereof.

1.4	The “commercial sale” of a Licensed Product refers to the sale of such Licensed Product for commercial purposes, after all necessary approvals of the United States Food and Drug Administration have been obtained. Such term excludes any sales for research purposes or for use in clinical testing or clinical trials.

1.5	The “commercial use” of a Licensed Process refers to the use of such Licensed Process for commercial purposes, after all necessary approvals of the United States Food and Drug Administration have been obtained. Such term excludes any use for research purposes or for purposes of conducting clinical testing or clinical trials.

1.6	The term “commercialize,” when used with reference to the Licensed Intellectual Property, Inventions, Licensed Products or Licensed Processes, shall refer to and include all activities reasonably related to the commercial sale or other commercial exploitation of Licensed Products, or reasonably related to the commercial use or other commercial exploitation of Licensed Processes, including, without limitation, the conducting or sponsoring of research and development activities with a view to the eventual development of Licensed Products that are suitable for commercial sale or other commercial exploitation and/or the eventual development of Licensed Processes that are suitable for commercial sale or other commercial exploitation.

1.7	The phrase, “covered by the Licensed Intellectual Property” shall mean covered by a valid and unexpired claim of any Patent. A claim shall be presumed valid unless and until it has been held invalid by the final judgment of a court of competent jurisdiction and all rights of appeal from such final judgment have been exhausted.

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

1.8	“Founders” means the founders of Licensee: Drs. Donald Bellgrau, Richard C. Duke, and Alex Franzusoff.

1.9	“Future Founder-University Inventions” means inventions or discoveries created or developed by one or more of the Founders, acting solely in his or their capacity as employees or faculty members of the University of Colorado, if and to the extent such inventions or discoveries would not infringe one or more claims of the Licensed Intellectual Property and regardless of whether other individuals are also listed as inventors on the relevant invention disclosure or any subsequent patent application.

1.10	“Infringement” means any infringement of any Licensed Intellectual Property by a Third Person.

1.11	“Inventions” shall have the meaning set forth in Recital B above.

1.12	“Licensed Intellectual Property” shall mean (a) those patents and patent applications listed on Exhibit 1 attached hereto, and any divisions, continuations, re-examinations or re-issues of, and any continuations-in-part that are directed to subject matter specifically described in, such patents or patent applications and (b) any patent or patent application owned or controlled by Licensor to the extent it claims an Improvement.

1.13	“Licensed Process” shall mean any process or method that is covered by the Licensed Intellectual Property.

1.14	“Licensed Product” shall mean any product, system or thing that is covered by the Licensed Intellectual Property.

1.15	“Licensee” means Ceres Pharmaceuticals, Ltd., a Colorado corporation.

1.16	“Licensor” means University Technology Corporation, a Colorado not-for-profit corporation.

1.17	“Licensor’s Equity Shares” shall have the meaning set forth in Sections 9.1 and 9.2.

1.18	“Net Revenues” shall mean,

(a)	[*]

(b)	[*]

1.19	“Notice of Infringement” shall have the meaning set forth in Section 8.2.

1.20	“Patent” means any issued patent, whether United States or foreign, that is one of the patents constituting the Licensed Intellectual Property.

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

1.21	“Patent Applications” means and includes the patent applications included in the Licensed Intellectual Property.

1.22	“PCT” means the Patent Cooperation Treaty of 1970, as amended.

1.23	“Person” means and includes each party to this Agreement and any other corporation, partnership, trust, natural person, governmental entity or agency thereof, or other legal entity.

1.24	“Royalties” shall have the meaning set forth in Section 5.1.

1.25	“Sublicense” and “Sublicensee, shall have the meanings set forth in Section 3.1.

1.26	“Sublicense Fee, shall mean any payment (whether made in the form of cash or other property) received by Licensee from any Sublicensee upon or in connection with the execution of any Sublicense or any option to obtain a Sublicense, if such payment is made under the terms of the Sublicense or option and is not contingent upon any sales of Licensed Products or Licensed Processes or upon any performance on the part of Licensee. “Sublicense Fee” shall not in any event include any amount paid to Licensee by any Sublicensee or other Person, (a) as fair consideration for research and/or development services, (b) as an investment in or loan to Licensee, or (c) as consideration for any other property, rights or services that have been or are expected to be furnished by Licensee to such Person.

1.27	“Third Person” shall mean any Person who is not a party to this Agreement and is not an Affiliate of a party to this Agreement.

1.28	“Total Equity Investment” shall mean the aggregate dollar amount received by Licensee, calculated cumulatively from the date of Licensee’s formation, in payment for the issuance of shares of Licensee’s common stock or in payment for the issuance of shares of any other equity security.

1.29	1.29 “Improvements” shall mean inventions or discoveries owned or controlled by the Licensor, if and to the extent such inventions or discoveries would infringe one or more claims of the patents or patent applications listed on Exhibit 1. The parties hereto agree that inventions or discoveries arising from the collaborations listed in Exhibit 2 hereto shall be Improvements under the terms of this Agreement.

ARTICLE 2.

Grant of Rights

2.1

Licensor hereby grants and agrees to grant to Licensee, upon the terms and conditions set forth in this Agreement, and subject to Sections 2.2 and 2.3, the exclusive rights under the Licensed Intellectual Property to make, have made, use and sell Licensed Products

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

and Licensed Processes throughout the world and otherwise to exploit the Licensed Intellectual Property commercially throughout the world. Except as expressly provided to the contrary in Article 12, the license herein granted is irrevocable and nonterminable throughout the term of this Agreement.

2.2	Notwithstanding the exclusive rights granted in Section 2.1, Licensor reserves to itself, for the benefit of the University of Colorado, the nonexclusive right to use Licensed Intellectual Property for academic and research purposes; provided, however, that such nonexclusive right may not be transferred or sublicensed to any Person other than the University of Colorado and may not in any event be used outside the University of Colorado, or for commercial purposes, or for the commercial benefit of any Person other than Licensee. Notwithstanding the foregoing proviso, any Founder who becomes associated with any academic institution other than the University of Colorado or who becomes associated with a not-for-profit organization or not-for-profit corporation may continue to conduct research with respect to any Licensed Intellectual Property regardless of whether he is associated with the University of Colorado at the time the research is conducted.

2.3	Notwithstanding the exclusive rights granted in Section 2.1, the license herein granted shall be subject to the preexisting rights of the United States Government in any Licensed Intellectual Property.

2.4	Licensee shall deliver to Licensor no later than June 15, 2001, and thereafter on an annual basis before the ninetieth (90th) day following the close of Licensee’s fiscal year, a business plan and progress report showing the funds, personnel, and time budgeted and planned for development and commercialization of the Licensed Intellectual Property and the progress achieved on such plans to date.

2.5	Licensee shall deliver to Licensor no later than sixty (60) days after the end of each of the first three calendar quarters, summary financial statements and balance sheets for the preceding quarter. Licensee shall deliver to Licensor no later than ninety (90) days after the close of its fiscal year, its summary year-end financial statement and balance sheet for the preceding fiscal year (such quarterly and annual financial statements and balance sheets, the “Financial Statements”). Licensor shall only disclose the Financial Statements to those of its employees, representatives and agents requiring knowledge. Licensor shall use its best efforts to protect and preserve the proprietary and confidential nature of the Financial Statements, and shall be responsible for any unauthorized disclosure of the Financial Statements by employees, representatives and agents to whom the Financial Statements have been disclosed by Licensor.

2.6

Except for its contractual reporting obligations to the University of Colorado requiring disclosure to those representatives of the University of Colorado who have a “need to know” due to the economic interests granted in the proceeds of this Agreement, Licensor represents that it is under no obligation, pursuant to any policy, regulation, law or otherwise, to provide the Financial Statements, either directly or indirectly, to any third

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

party. Licensor represents that any disclosure of the Financial Statements to representatives of the University of Colorado shall not trigger disclosures mandated by the Colorado Public Records Act (C.R.S. §§ 24-72-201 et seq.) as the statute reads on the Effective Date. Licensor further covenants that should it be required to disclose, either directly or indirectly, to any third party the Financial Statements, Section 2.5 shall immediately terminate and Licensee will have no further obligation to provide such information to Licensor or any third party, unless such disclosure is in response to a subpoena issued by a court or other governmental agency of competent jurisdiction and Licensee has been provided written notice thereof and the opportunity to seek confidential treatment prior to such disclosure.

ARTICLE 3.

Sublicenses

3.1	Licensee may grant one or more sublicenses (“Sublicenses”) of any or all the rights granted to Licensee hereunder, to one or more other Persons (“Sublicensees”), in each instance on such terms as Licensee, in its sole discretion, deems appropriate; provided, however, that:

(a)	no Sublicense shall have the purpose or the intent of allowing Licensee to avoid any of its obligations hereunder;

(b)	each Sublicense shall be expressly subject to all the terms and conditions of this Agreement; and

(c)	each Sublicensee shall agree to be bound by the terms and conditions of this Agreement to the extent the same apply to the rights sublicensed.

3.2	Each Sublicensee shall be provided with a copy of this Agreement, and Licensee shall send Licensor a copy of each sublicense immediately after it is executed.

3.3	If any Sublicense Fee is paid in connection with any Sublicense, [*].

ARTICLE 4.

Funding and Commercialization

4.1	Immediately upon the execution and delivery of this Agreement, Licensee shall use [*] to obtain funding or financing from any lawful sources (including, without limitation, private investments, private grants, public and private research contracts, or governmental grants), at such times and in such amounts as will enable Licensee to make all required payments hereunder on a timely basis and to conduct further research and development with respect to the Inventions.

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

4.2	Licensee shall at all times exercise [*] to commercialize the Licensed Intellectual Property, whether directly, or through one or more Sublicensees, or in conjunction with one or more other Persons.

4.3	Licensee shall be deemed to have satisfied its obligations under Sections 4.1 and 4.2 if it:

(a)	obtains [*] in funding or funding commitments from any of the sources described in Section 4.1 within eighteen months after the date hereof; and

(b)	expends [*] on research and development during [*] after the date hereof.

The accomplishment of (a) and (b) above is to be construed as sufficient means, and not the exclusive means, of Licensee satisfying its obligations under Sections 4.1 and 4.2.

ARTICLE 5.

Royalties [*]

5.1	Licensee shall pay Licensor royalties (“Royalties”) equal to either of the following, as applicable:

(a)	[*] of all Net Revenues [*] with respect to Licensed Products or Licensed Processes; or

(b)	[*] of all Net Revenues [*] with respect to Licensed Products or Licensed Processes.

Subject to the provisions of Section 5.2, Licensee shall begin paying Royalties each calendar quarter after it first receives any Net Revenues. Each Royalty payment shall be made within [*] after the end of the calendar quarter during which the Licensee received the Net Revenues upon which Royalties are then being paid.

5.2	Licensee shall pay Licensor [*]:

(a)	[*]

(b)	[Intentionally omitted per Amendment No. 2.]

(c)	[*].

(d)	[*].

(e)	[*].

(f)	[*].

[*].

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

5.3	Each Royalty payment shall be accompanied by a detailed statement showing the basis for the computation of the Royalties then being paid, including reasonably detailed information regarding Net Revenues received (and allowable deductions therefrom) during the period for which Royalties are then being paid, as well as the type and number of Licensed Products sold (with the authority of Licensee or any Sublicensee) and Licensed Processes used (with the authority of Licensee or any Sublicensee) during such period. [*].

5.4	Licensee shall keep full, true and accurate books of account containing all particulars that may be necessary for the purpose of showing Net Revenues received and the amounts of Royalties [*] payable. Such books of account shall be kept at Licensee’s principal place of business. Once each calendar year, during normal business hours and on five business days’ written notice, Licensor or its designee shall be entitled to audit the books and records of Licensee in order to determine whether Licensee has made proper payments of Royalties, and for no other purpose. Any information concerning Licensee that the auditors may obtain in the course of performing such audit will be maintained as secret and confidential, will not be disclosed to any other Persons, and will not be used for any purpose other than obtaining the payment in full of Royalties due. No claim for underpayment of Royalties [*] shall be valid or shall be brought more than [*] after the end of the calendar quarter in which the alleged underpayment occurred; and any such claim that is not brought within such time shall be deemed waived and discharged.

5.5	If any Licensed Product or Licensed Process is covered by more than one Patent, [*].

5.6	Licensee shall pay Licensor [*]:

(a)	[*].

(b)	[*].

(c)	[*].

[*].

5.7	Notwithstanding Section 5.6 or any other provision of this Agreement, [*].

ARTICLE 6.

Patent Prosecution and Maintenance

6.1	Except as provided in Section 6.3:

(a)	Licensee shall diligently prosecute the Patent Applications in the United States and such other jurisdictions that Licensee in its sole discretion deems to be in the Licensee’s best interests;

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

(b)	Licensee shall maintain every Patent as active; and

(c)	Licensee shall pay when due all filing fees, maintenance fees, taxes, attorneys’ fees and other costs and expenses associated with the activities described in Sections 6.1(a) and (b).

6.2	Licensee shall provide Licensor promptly with copies of all filings and communications relating to the Licensed Intellectual Property, including but not limited to copies of all correspondence with the United States Patent Office or any foreign patent office.

6.3	Licensee may abandon any Patent or Patent Application by notifying Licensor of such abandonment in writing, not less than thirty days before any filing, fee payment, or other official action is required to be taken with respect to the Patent or Patent Application to be abandoned. After any such notice of abandonment has been given:

(a)	Licensee shall have no further obligation to prosecute or maintain the Patent or Patent Application so abandoned;

(b)	Licensee shall have no further rights in, to or under the Patent or Patent Application so abandoned; and

(c)	Licensor may thereafter continue the Prosecution of the Patent or Patent Application so abandoned.

ARTICLE 7.

Rights Resulting from Future Research

7.1	The Founders intend, but are not obligated, to continue conducting research and development, as employees and faculty members of the University of Colorado, with respect to the Inventions and related technology.

7.2

University hereby grants to Licensee an exclusive option to obtain the exclusive, worldwide, commercial rights to any Future Founder-University Inventions arising after the Effective Date (the “Future Inventions Option”), on terms and conditions to be negotiated by the parties following the exercise by Licensee of the Future Inventions Option. University shall disclose to Licensee in reasonable written detail any such Future Founder-University Invention after the University’s Technology Transfer Office receives notification from the inventor(s) that such Future Founder-University Invention has been made, and Licensee shall have ninety (90) days (the “Option Period”) following receipt of such invention disclosure to exercise the Future Inventions Option with respect to such Future Founder-University Invention by delivering to University written notice indicating that Licensee desires to exercise the Future Inventions Option. Upon such notice, the parties shall negotiate in good faith for a period of up to sixty (60) days commercially reasonable terms and conditions for a license under the intellectual property rights

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

relating to such Future Founder-University Invention; provided that, if Licensee is negotiating the terms of such license in good faith, but no agreement has been reached in a sixty (60) day period, such period shall automatically extend for additional sixty (60) day periods so long as Licensee continues to negotiate in good faith during such subsequent periods. If Licensee exercises the Future Inventions Option, Licensee will agree to [*] for the Future Founder-University Invention prior to and during the Option Period and appertaining license negotiation period; provided that, such [*] without the prior written consent of Licensee [*]. Licensee will [*]. If Licensee exercises the Future Inventions Option [*]. In the event that Licensee exercises the Future Inventions Option, but no such license is executed during the negotiation period, Licensor agrees not to make an offer for a license to the Future Founder-University Invention on more favorable terms to a third party for a period of [*] without first offering Licensor those more favorable terms.

7.3	[Intentionally omitted per Amendment No. 3]

7.4	Licensor shall not own or have (and nothing in this Agreement shall constitute a grant of) any rights in, to or under any patents, inventions, technology or other intellectual property:

(a)	that may be created or developed at any time by Licensee, using its own facilities, for its own account and benefit; or

(b)	that may be created or developed at any time by Licensee, using its own facilities, under a contract with, or under a grant from, a Third Person.

7.5	The rights of Licensee in and to any particular Future Founder-University Invention, as set forth in Section 7.2 and Section 7.3, are subject to any prior rights that may exist in favor of any Third Person who has provided funds to the University of Colorado or to Licensor that were used in order to finance the development of such Future Founder-University Invention.

7.6	Licensee, at its sole discretion, may make embodiments of the Licensed Intellectual Property available to employees or faculty members of the University of Colorado solely for internal research purposes pursuant to appropriate material transfer or other research-related agreements. Licensor acknowledges and agrees that (i) with respect to inventions or discoveries arising from activities conducted as permitted by such agreements, regardless of when such material transfer agreements are executed, (a) any Improvements shall be treated as provided in this Agreement and (b) any other inventions or discoveries shall be subject to Section 7.4(b); and (ii) it hereby approves of the form of materials transfer agreement attached hereto as Exhibit 3 and, by execution hereof, unconditionally agrees to become a party to, and does hereby join, such agreement and agrees to perform all obligations required to be performed by it under the Material Transfer Agreement and to be bound by each and every provision contained therein as though the undersigned had executed each Material Transfer Agreement.

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

ARTICLE 8.

Infringement of Licensed Intellectual Property

8.1	Each party shall exercise reasonable diligence in identifying actual or potential Infringements. Subject to the specific procedures, terms and conditions set forth in this Article 8, each party will cooperate with the other in investigating and/or terminating any Infringement or alleged Infringement, whether through legal action, negotiation or otherwise. Such cooperation shall include, without limitation: each party directing its employees to testify and grant interviews upon the request of the other party; and each party producing all reasonably pertinent records, papers, information, samples, specimens and similar items upon the request of the other party. Each party shall render such cooperation at its own cost and expense.

8.2	If either party obtains knowledge of facts that it reasonably believes give rise to a claim for Infringement, such party shall promptly notify the other party of such facts in writing (“Notice of Infringement”). The party issuing any Notice of Infringement shall state in reasonable detail all facts known to it that form the basis of the Notice of Infringement.

8.3	Licensee shall have, for a period of 120 days from the date of a Notice of Infringement, the exclusive right to institute an action for Infringement against such third party. If Licensee institutes such suit, it may join Licensor as a plaintiff and Licensor shall cooperate with Licensee, at Licensee’s expense, in the prosecution of such suit. Licensee shall bear the entire cost of such litigation. Any recovery in excess of litigation costs and attorney fees shall be shared with Licensor as follows:

(a)	[*];

(b)	[*];

(c)	Except as provided in (iv) below, if there is no apportionment in the damages recovered, whether in a judgment or in a settlement or otherwise, then all damages shall be considered damages for [*]; and

(d)	Licensee and Licensor agree to negotiate in good faith an appropriate compensation to Licensor for any non-cash settlement or non-cash cross-license.

8.4

If Licensee fails to institute such action within such 120-day period (or by written notice declines to institute such action), then Licensor may, but is not obligated to, institute suit, and at its option, join Licensee as a plaintiff. If Licensor decides to institute suit, it shall notify Licensee in writing. Licensee shall have fifteen (15) days after receipt of such notice to notify Licensor that it agrees to join in the suit and the suit shall be brought in both their names. All litigation costs and fees shall be borne equally, and any recovery or settlement shall be shared equally. Licensor and Licensee shall agree to the manner in which they shall exercise control over such suit. Either party, at its option, may be

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

represented by separate counsel of its own selection, the fees for which shall be paid by such party. Licensee’s failure to notify Licensor in writing within fifteen (15) days after the date of Licensor’s notice, that it will join in the suit pursuant to the terms hereof, shall be deemed conclusively to be Licensee’s assignment to Licensor of all rights, causes of action, and damages resulting from any such alleged Infringement. Licensor shall bear the entire cost of such litigation and shall be entitled to retain the entire amount of any recovery or settlement.

8.5	Should either Licensor or Licensee commence a suit under the provisions of this Article 8 and thereafter desire to abandon same, it shall give timely notice to the other party who may, if it so desires, continue prosecution of such suit, provided, however, that the sharing of expenses, attorney fees and any recovery in such suit shall be as agreed upon between the parties.

8.6	[Intentionally omitted per Amendment No. 2.]

8.7	If any Third Person commences a declaratory judgment action alleging invalidity or noninfringement of any Licensed Intellectual Property:

(a)	the party first receiving the summons and complaint in such action (whether by formal service or otherwise) shall immediately forward a copy to the other party;

(b)	Licensor shall have the right, but not the obligation, to defend such action, at its sole cost and expense;

(c)	if Licensor fails to agree in writing to defend such declaratory judgment action at its sole cost and expense within ten calendar days after it receives (whether through service of process, or under Section 8.7(a), or in any other manner) a copy of the summons and complaint in such action, Licensee shall have the right, but not the obligation, to defend such action; and

(d)	the commencement of such declaratory judgment action shall be treated the same as the issuance of a Notice of Infringement pursuant to Section 8.2, thereby entitling Licensor and/or Licensee (subject to the other term and conditions of this Article 8) to take action in an attempt to terminate any alleged Infringements by the Person (i.e., the plaintiff) who commenced the declaratory judgment action.

8.8	The parties expressly recognize the possibility that upon the issuance of any Notice of Infringement or upon the commencement of any declaratory judgment action alleging invalidity or noninfringement of Licensed Intellectual Property, they may agree to a course of action other than as set forth above, upon mutually satisfactory terms and conditions.

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

ARTICLE 9.

Licensor’s Equity

9.1	Promptly after the execution and delivery of this Agreement, Licensee shall issue to Licensor [*] shares of its common stock [*] (“Licensor’s Equity Shares”). Licensor’s Equity Shares issued to Licensor pursuant to this Article 9 shall be in addition to any other shares issued to Licensor under any other license agreement between the parties.

9.2	[*]

9.3	Licensor represents that it is acquiring the Licensor’s Equity Shares for investment purposes only and not with a present view to the resale or distribution thereof

9.4	Licensee has no present intent to register Licensor’s Equity Shares under the Securities Act of 1933 or under the securities laws of any state. Licensor’s Equity Shares may not be sold, transferred or hypothecated in the absence of such registration, unless Licensee receives an opinion of counsel satisfactory to Licensee to the effect that the proposed sale, transfer or hypothecation may lawfully be made.

9.5	[*]

9.6	Licensor shall not sell or otherwise dispose of any Licensor’s Equity Shares to any Third Person unless Licensor first offers Licensee, in writing, the opportunity to purchase such Licensor’s Equity Shares on the same terms and conditions as those on which it proposes to sell or otherwise dispose of such Licensor’s Equity Shares to such Third Person. Licensee shall have thirty days to accept or reject, in writing, any offer made by Licensor pursuant to this Section 9.6. If Licensee does not issue a timely acceptance or rejection of any such offer, the offer shall be deemed rejected, and Licensor shall be free to sell such Licensor’s Equity Shares to such Third Person on the terms and conditions offered to Licensee, subject to any applicable provisions of this Agreement (including, without limitation, the provisions of this Article 9) and any applicable laws, rules or regulations. Notwithstanding the above, Licensor may distribute Licensor’s Equity Shares pursuant to its agreement with University of Colorado to which it is bound and Licensee shall provide such certificate(s) in the names of such recipients of such Shares specified by UTC as necessary for this purpose. Such distribution shall not be subject to Licensee’s right of first offer as set forth in this Section 9.6.

ARTICLE 10.

Product Liability

10.1

Licensee agrees to indemnify, defend and hold harmless Licensor, the University of Colorado, and their respective trustees, directors, officers, employees and Affiliates (each an “Indemnitee”), from and against any claims and expenses, including reasonable

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

attorneys’ fees and other legal expenses, arising out of any death or injury to any Person or Persons caused or allegedly caused by Licensee, by any Licensed Product or by any Licensed Process; provided, however, that no Indemnitee shall be indemnified under this Agreement for its own negligence or for the negligence of any other Indemnitee.

10.2	Licensee shall obtain product liability insurance on such terms and in such amounts as are reasonable and customary within its industry for companies similarly situated.

ARTICLE 11.

Warranty Disclaimer

EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT, LICENSOR MAKES NO REPRESENTATIONS AND EXTENDS NO WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR VALIDITY OF ANY PATENTS OR PATENT CLAIMS INCLUDED WITHIN THE LICENSED INTELLECTUAL PROPERTY.

ARTICLE 12.

Term and Termination

12.1	The term of this Agreement and the grant of rights made herein shall extend until the expiration of the term (including all extensions thereof) of the last patent included within the Licensed Intellectual Property, unless this Agreement is sooner terminated by either party in accordance with the provisions hereof.

12.2	Licensor may terminate this Agreement if Licensee fails to make any payment of Royalties when due hereunder [*], but only if such failure is not cured within thirty days after Licensor gives Licensee notice of such nonpayment in writing, stating Licensor’s election to terminate this Agreement for nonpayment. In the event of such uncured nonpayment, termination shall take effect at the conclusion of the thirty-day period, without the necessity of further action or notice. In the event of a bona fide dispute regarding whether Licensee has made all payments required hereunder or whether any payment made by Licensee has been incorrect in amount, Licensor may not terminate this Agreement for nonpayment of the disputed amount unless the dispute is finally resolved in Licensor’s favor and Licensee fails to pay the amount of the deficiency within thirty days after such final resolution.

12.3

Either party may terminate this Agreement if the other party is in default of a material provision hereof, but only if such default continues and remains uncured for a period of ninety days after the aggrieved party gives the defaulting party notice in writing, specifying the default in detail and stating the aggrieved party’s election to terminate this Agreement by reason of such default; provided, however, that any default described in

14

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Section 12.2 shall be governed exclusively by such Section. In the event of such uncured default, termination shall take effect at the conclusion of the ninety-day period, without the necessity of further action or notice.

12.4	Licensee may terminate its rights and obligations hereunder separately with respect to any patent included within the Licensed Intellectual Property, with or without cause, on sixty days’ written notice to Licensor.

12.5	Upon and after the termination of this Agreement, regardless of the reason for termination, Licensee and its Sublicensees shall nonetheless have the right to sell their entire existing inventories of Licensed Products and shall also have the right to complete any Licensed Processes then ongoing insofar as may be necessary in order to avoid undue hardship.

12.6	The termination or expiration of this Agreement shall not affect the rights or obligations of either party accruing prior to such termination or expiration, including without limitation the obligation to pay Royalties with respect to Licensed Products sold or Licensed Processes used after the date of termination pursuant to Section 12.5.

ARTICLE 13.

Assignment

13.1	Licensor may assign and transfer to any Person, on such terms and conditions as Licensor in its sole discretion deems appropriate, its right to receive Royalties [*] hereunder. Licensor may also assign and transfer this Agreement in its entirety to the University of Colorado.

13.2	Licensee may assign and transfer to any Affiliate of Licensee, on such terms and conditions as Licensee in its sole discretion deems appropriate, any or all of its rights in, to and under Licensed Intellectual Property and/or any other rights of Licensee arising under this Agreement.

13.3	Except as provided above in this Article 13, neither this Agreement nor any right or obligation hereunder shall be assignable by either party without the prior written consent of the other party, which consent shall not be unreasonably withheld, and any purported or attempted assignment without such consent shall be void. Any permitted assignee shall be bound by all the terms and conditions of this Agreement to the same extent as the assignor. No assignment shall relieve any party of any obligation under this Agreement, whether accruing before or after the assignment.

15

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

ARTICLE 14.

Compliance with Laws, Export Controls and University Regulations

14.1	Each party will comply with all laws, regulations, ordinances, agency pronouncements and other legal requirements that may be applicable to the activities conducted by such party pursuant to or as contemplated by this Agreement.

14.2	Without limiting Section 14.1, the parties acknowledge that certain bylaws, rules and regulations of the University of Colorado, and certain laws of the State of Colorado, apply to the conduct of commercial enterprises by current and former faculty members and employees of the University of Colorado. Each party represents to the other that to the best of its knowledge and belief, none of the research, developmental or commercial activities contemplated in this Agreement to be conducted by the Founders as employees or agents of Licensee, or by Licensee, would violate any such bylaws, rules, regulations or laws.

14.3	The parties acknowledge that they are subject to the laws and regulations of the United States that govern and restrict (in specified circumstances) the export of technical data, computer software, laboratory prototypes and other commodities, including without limitation the Arms Export Control Act, as amended, and the Export Administration Act of 1979. Nothing in this Agreement shall be interpreted so as to require or permit Licensor or Licensee to violate any such export laws or regulations.

14.4	Licensee specifically acknowledges that it may be required to obtain a permit or license from the United States Government or an agency thereof prior to exporting any materials or data. Licensee agrees to obtain all such required permits and licenses prior to exporting any such materials or data.

ARTICLE 15.

Notices, Other Communications and Payments

15.1	Unless otherwise provided in this Agreement, any notice or other communication permitted or required hereunder shall be deemed to have been duly given or made if in writing and delivered by any of the following methods to the party to whom it is directed: (a) hand delivery; (b) first class or certified mail; or (c) facsimile. Such notice or communication shall be deemed given or made upon its receipt, by an employee possessing the appropriate level of authority, at the office of the party to whom it is directed. The addresses and facsimile numbers of the parties are:

16

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Licensor:

University Technology Corporation

3101 Iris Avenue, Suite 250

Boulder, CO 80301

Facsimile: 303 440-5875

Attention:     Jerry Donahue

                      President and CEO

Licensee:

Ceres Pharmaceuticals, Ltd.

1899 Gaylord Street

Denver, CO 80206

Facsimile: 303 333-8423

Attention:     Richard Duke, Ph.D.

                      President

Either party may change its address, facsimile or contact person for purposes of this Section by sending notice of its change of address to the other party in compliance with the notice provisions of this Section.

15.2	Payments made by either party to the other hereunder shall be made in the manner provided in the preceding Section with respect to notices and other communications.

ARTICLE 16.

Miscellaneous

16.1	Patent marking. Licensee shall mark each Licensed Product sold in the United States, or the packaging thereof, with the applicable United States Patent number(s), in accordance with the patent laws of the United States. Licensee shall mark each Licensed Product sold outside the United States with the applicable patent number(s), in accordance with the laws applicable to each such sale.

16.2	Nonuse of names. Nothing herein shall constitute the grant of a license or permission by either party to use such party’s name, or the name of any employee or Affiliate of such party, for any advertising or promotional purposes; provided, however, that either party may state, publicly or privately, that the Licensed Intellectual Property is owned by the Licensor and has been licensed by Licensee from Licensor.

17

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

16.3	Relationship of parties. The parties to this Agreement are independent and unrelated. Neither party is the agent, partner or co-venturer of the other, and neither party shall hold itself out, or knowingly permit itself to be perceived as, an agent, partner or co-venturer of the other.

16.4	Founders’ rights. Nothing in this Agreement shall limit or otherwise affect the rights of the Founders, as faculty members of the University of Colorado and as the inventors of the Inventions, to receive a portion of the revenues derived from the Inventions or Licensed Intellectual Property; and none of such rights of the Founders shall limit or otherwise affect the payment of Royalties [*] to Licensor hereunder; provided, however, that the Founders shall not have any right to receive any portion of the profits, if any, that may be realized by Licensor upon the sale or other disposition of Licensor’s Equity Shares.

16.5	Further assurances. If and to the extent it is within Licensor’s ability to do so, Licensor shall grant and convey to Licensee, for no additional consideration, any further rights and permissions held or controlled by Licensor that Licensee may require in order to more fully enjoy the rights granted in this Agreement and otherwise to make, use and sell Licensed Products and Licensed Processes.

16.6	Negative covenant. Licensor shall not enter into any contract or undertaking that conflicts with the rights herein granted to Licensee or that, upon the happening of any reasonably foreseeable future event, shall conflict with the rights herein granted to Licensee.

16.7	Benefit. This Agreement shall be binding upon, and shall inure to the benefit of, the parties and their permitted successors and assigns.

16.8	Headings. All headings in this Agreement are for convenience of reference only and shall be ignored for purposes of construing and interpreting this Agreement.

16.9	Severability. If any part of this Agreement shall be adjudged by any court or other tribunal of competent jurisdiction to be invalid, such judgment shall not affect or nullify the remainder of this Agreement, which shall be given effect in accordance with the manifest intent hereof

16.10	Force majeure. Except for the failure to make payments when due, neither party shall be liable to the other party by reason of any failure in performance or delay in the performance of this Agreement if the failure or delay arises out of acts of God, illness, acts of the other party, acts of governmental authority, strikes, delays in transportation, war or any cause beyond the reasonable control of the party so affected. If any such event delays performance, the time allowed for such performance shall be appropriately extended.

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

16.11	Waiver. No failure on the part of either party to exercise, and no delay in exercising, any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege hereunder preclude further exercise of the same right or the exercise of any other right hereunder by either party.

16.12	Manufacturing. All Licensed Products leased or sold within the United States shall be manufactured substantially within the United States, so long as such requirement exists under Public Law 96-517, as amended by Public Law 98-620.

16.13	Entire agreement. This Agreement constitutes the entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes and cancels all prior agreements and negotiations between the parties relating thereto. The Recitals on the first page hereof are incorporated into, and are a part of, this Agreement.

16.14	Amendment. This Agreement may not be modified, amended, or supplemented except in a written instrument signed by both parties.

16.15	Governing law. This Agreement and the construction and enforcement of the provisions hereof shall be governed by the internal laws of the State of Colorado, without regard to the conflict of laws provisions thereof; provided, however, that as to any issue that cannot be resolved without determining the validity, scope or enforceability of the rights accruing under any of the Patents, such issue shall be resolved and determined in accordance with the laws of the country that issued the patent in question.

16.16	Material Transfer Agreement. A true and complete copy of the Material Transfer Agreement (“MTA”) with University of Colorado Health Sciences Center (“UCHSC”) is attached hereto as Exhibit 3. Licensee shall provide copies of any revisions or modifications of such MTA and any new material transfer agreements or research agreements with UCHSC or University of Colorado within ten (10) days of the execution of such agreements.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

UNIVERSITY TECHNOLOGY CORPORATION

/s/ Michael G. Gabridge

By:	Michael G. Gabridge, Ph.D. President and CEO	Date: 10/2//97

19

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

CERES PHARMACEUTICALS, LTD.

/s/ Richard C. Duke

by:	Richard C. Duke, Ph.D. President	Date: 9/18/97

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

EXHIBIT 1

Licensed Intellectual Property

Patents

Country	Patent No.	Issue Date	Title
[*			]

Patent Applications

Country	Serial No.	File Date
[*]

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

EXHIBIT 2

Collaborations

[*]

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

EXHIBIT 3

Form of MTA for USHSC Researchers

MATERIALS TRANSFER AGREEMENT

THIS MATERIALS TRANSFER AGREEMENT (the “Agreement”) is entered into the [            ] day of [            ], 200            by and between GLOBEIMMUNE, INC. (“GlobeImmune”), with offices at 12635 E. Montview Blvd., Suite 138, Aurora, Colorado 80010, and the Regents of the University of Colorado on behalf of the University of Colorado Health Sciences Center (“Recipient”).

WHEREAS, GlobeImmune owns certain biological materials or has rights to transfer such biological materials to Recipient; and

WHEREAS, Recipient desires to receive the biological materials to conduct certain research and investigations and GlobeImmune desires to permit Recipient to conduct such research and investigation under the terms and conditions as set forth below.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. Provision of Materials Identified in Exhibit A. GlobeImmune shall supply the biological materials identified on Exhibit A (hereinafter “Material”) to Recipient solely for the non-commercial research purposes identified on Exhibit B (“Research Project”). The Material includes any additional progeny, mutants or derivatives which cannot be made but for the use of such Material. The Material may also include Confidential Information (as defined in Section 3.1 below) related to the production of the Material that is disclosed to Recipient in connection with Recipient’s use of the Material, such Confidential Information to be treated as provided in Section 3.1 below. GlobeImmune will deliver a reasonable quantity of Material (to be determined by GlobeImmune) to Recipient within a reasonable period of time after execution of this Agreement by both parties. That Material will be provided to [            ] (“Principal Investigator”). GlobeImmune shall retain all right or interest in and to the Material.

2. Use of Material. The Material will be used only by Principal Investigator or by individuals working under Principal Investigator’s direct supervision for the Research Project and will not be transferred, distributed or released to any other person outside Principal Investigator’s immediate research group without GlobeImmune’s prior written consent. The Material is only made available to Recipient for investigational use in laboratory animals or in in vitro experiments and will not be used in humans or in contact with any cells or other materials to be infused into humans. Recipient shall use the Material in compliance with all applicable laws and regulations, including those relating to the handling of containment of the Materials. Recipient shall use the Material solely for academic research purposes and not for any commercial purpose.

3. Confidential Information, Research Information and Publications.

3.1 No Disclosure. Recipient agrees that it shall not disclose the Confidential Information (as defined below) to any third party other than the Principal Investigator or individuals working under Principal Investigator’s direct supervision and shall use the Confidential Information solely for the

1.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

purposes specified in Section 2 above. For purposes of this Agreement, “Confidential Information” means the Material, any information related to the Material and any other information disclosed by GlobeImmune to Recipient and identified as confidential or proprietary. Notwithstanding the foregoing, the confidentiality obligations specified in this Section shall not apply to: (a) information that is at the time of disclosure or subsequently becomes, part of the public domain through no fault of Recipient; (b) information in Recipient’s possession before receipt from GlobeImmune; (c) information that is received from a third party without breach of confidentiality obligations; (d) information that is independently developed by an employee or consultant of Recipient who has not had the particular information disclosed to him/her; or (e) information which Recipient is required by law to disclose, provided that Recipient gives GlobeImmune reasonable prior notice of the intent to disclose and cooperates with GlobeImmune to seek a protective order or other restrictions. Recipient’s obligations under this Section 3.1 shall survive any termination or expiration of this Agreement.

3.2 Material Tracking. Recipient will store all Material in a secure location under direct control of Recipient, separate from other publicly available banks or libraries of materials, even when stored within the laboratory of the Principal Investigator. Recipient will track each distribution and use of Material to individuals working under Principal Investigator’s direct supervision. Recipient will keep a written record that includes the individual’s name, date of distribution and purpose.

3.3 Publications. Recipient shall have the right to publish the results of the Research Project so long as such publication does not violate Section 3.1. Recipient agrees to submit to GlobeImmune for its review and comment, a copy of any proposed publication, abstract or other disclosure resulting from such activities, such as by oral presentation, manuscript or abstract, at least forty-five (45) days prior to any such presentation or publication. If no response from GlobeImmune is received by Recipient within thirty (30) days of the date received by GlobeImmune, it will be conclusively presumed that the publication may proceed without delay. If GlobeImmune feels that the conclusions are not supported by the data, then the parties shall make a good faith attempt to resolve such issues, and at GlobeImmune’s request Recipient shall delay publication for an additional thirty (30) days to allow such discussion. Recipient shall comply with GlobeImmune’s request to delete any references to GlobeImmune’s Confidential Information contained in the proposed publication or disclosure. At GlobeImmune’s request, Recipient will, for a reasonable period up to ninety (90) days from initial delivery to GlobeImmune, delay revealing any patentable subject matter in the disclosure in order to permit the filing of patent applications.

4. Inventions. Except as otherwise agreed by the parties pursuant to their Intellectual Property License Agreement dated September 18, 1997 (as amended), any inventions, innovations or ideas resulting from Recipient’s use of Material, including improvements to or derivatives of the Material (“Inventions”), shall belong solely to GlobeImmune. GlobeImmune may, at its election and expense, pursue and obtain patent protection for any inventions that may incorporate use of the Material or the Research Information. Recipient is granted no other right or license to the Material under any patent rights now or hereafter held by GlobeImmune, nor is any implied hereby. Recipient shall notify GlobeImmune in a timely manner of any Invention conceived, discovered or reduced to practice in connection with this Agreement and shall exert best efforts, in cooperation with GlobeImmune and at GlobeImmune’s expense, in the filing and subsequent prosecution of any patent applications based upon any such Inventions.

5. Warranties. RECIPIENT ACKNOWLEDGES AND AGREES THAT THE MATERIAL IS EXPERIMENTAL IN NATURE AND, THEREFORE, IS SUPPLIED TO RECIPIENT “AS IS,” WITH NO WARRANTIES OF ANY KIND,

2.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY WARRANTY OF NON-INFRINGEMENT OR TITLE. GLOBEIMMUNE SHALL NOT BE LIABLE FOR ANY USE OF THE MATERIAL BY RECIPIENT OR FOR ANY LOSS, CLAIM, DAMAGE OR LIABILITY OF ANY KIND OR NATURE WHICH MAY ARISE FROM OR IN CONNECTION WITH THIS AGREEMENT OR FROM THE USE, HANDLING OR STORAGE OF THE MATERIAL.

6. Term and Termination. This Agreement shall be effective upon the date first above written and shall continue for one (1) year after Recipient’s receipt of the Material. This Agreement may be extended beyond such initial term upon the mutual written agreement of the parties, which will not be unreasonably withheld. Either party may terminate this Agreement at any time upon thirty (30) days written notice to the other party. Within ten (10) days after the expiration or termination of this Agreement, Recipient shall return all Material and any copies of the Confidential Information and Research Information in Recipient’s possession or within its control to GlobeImmune or shall deliver written notice certifying that all Material, Confidential Information and Research Information has been destroyed. The obligations of each party under Sections 3, 4 and 5 shall survive the expiration or termination of this Agreement.

7.	Miscellaneous.

7.1 Entire Agreement. The parties agree that this Agreement, including the exhibits, contains the entire understanding and agreement between the parties with respect to the subject matter hereof and supersedes all previous communications, proposals, representations and agreements, whether oral or written, relating to the subject matter hereof. This Agreement may only be amended or modified by a writing signed by both parties. The parties hereby represent and warrant that the officials signing this Agreement have the power to do so on behalf of the parties.

7.2 Successor and Assigns. Neither party shall assign this Agreement or any rights hereunder without the prior written consent of the other party; provided, however, that no consent shall be required for any assignment in connection with the sale of all or substantially all of the business of the party to which this agreement relates. Subject to the foregoing, this Agreement shall be binding upon and inure the benefit of the parties hereto and their respective successor and assigns.

7.3 Governing Law. This Agreement shall be governed by the laws of the State of Colorado, without regard to it conflicts of law principles. Each section shall be independent and separable from all other sections, and the invalidity of a section shall not affect the enforceability of any of the other sections.

IN WITNESS WHEREOF, this Agreement has been executed by the duly authorized representatives of the parties.

THE REGENTS OF THE UNIVERSITY OF COLORADO

By:
Name:
Title:

3.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

GLOBEIMMUNE, INC.

By:
Name:
Title:

4.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

EXHIBIT A

DESCRIPTION OF MATERIAL

1.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

EXHIBIT B

RESEARCH PROJECT

1.

Exhibit 10.10.1

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Execution Version

AMENDMENT (1)

To

AGREEMENT AND RESTATED INTELLECTUAL PROPERTY LICENSE AGREEMENT

This Amendment to Agreement and Restated Intellectual Property License Agreement (the “Amendment”), effective as of May 5, 2009 (the “Amendment Effective Date”) by and among GLOBEIMMUNE, INC., a corporation organized under the laws of Delaware, having its principal office at 1450 Infinite Drive, Louisville, CO 80027 (“GlobeImmune”), THE REGENTS OF THE UNIVERSITY OF COLORADO, a body corporate, having its principal office at 1800 Grant Street, 8th Floor, Denver, CO 80203 (“University”), and the UNIVERSITY LICENSE EQUITY HOLDINGS, INC., a Colorado corporation and successor to the University Technology Corporation, having its principal office at 4740 Walnut Street, Suite 100, Campus Box 588, Boulder Colorado 80309 (“ULEHI”).

RECITALS

WHEREAS, GlobeImmune and University (acting through ULEHI) are parties to a certain Agreement, effective as of May 30, 2006 (the “Agreement”), and a certain Restated Intellectual Property License Agreement, effective as of May 30, 2006 (the “Restated Agreement”);

WHEREAS, University, ULEHI, and GlobeImmune desire to revise and amend the Agreement and the Restated Agreement; and

WHEREAS, capitalized terms used herein but not defined herein shall have the definitions set forth in the Restated Agreement.

AGREEMENT

NOW, THEREFORE, GlobeImmune, University, and ULEHI agree as follows:

1.	The Agreement.

(a) Section 5 of the Agreement shall be deleted and replaced in its entirety with the following:

5. University represents and warrants that the License Agreement, as amended, including without limitation the Licensed Intellectual Property set forth in Section 1.12 and Exhibit 1 of the Restated Agreement, was validly assigned by the University License Equity Holdings, Inc., a Colorado corporation (“ULEHI”), the successor to the University Technology Corporation, to The Regents Of The University Of Colorado.

1

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

(b) Section 6 of the Agreement shall be deleted and replaced in its entirety with the following:

6. In the event of any conflict between the terms of the License Agreement as amended by the Amendments and the Restated Agreement as amended, the terms of the Restated Agreement as amended shall govern.

2.	The Restated Agreement.

(a) Section 1.15 of the Restated Agreement shall be deleted and replaced in its entirety with the following:

1.15	“Licensee” means GlobeImmune, Inc.

(b) Section 1.16 of the Restated Agreement shall be deleted and replaced in its entirety with the following:

1.16	“Licensor” means The Regents Of The University of Colorado; however, with regard to Article 9 and Section 16.4 (Licensor’s Equity) only, Licensor shall mean University License Equity Holdings, Inc. (“ULEHI”), a Colorado non-profit corporation and the successor to the University Technology Corporation, and with regard to Article 10 (Product Liability) only, Licensor shall include both The Regents of the University of Colorado and the University License Equity Holdings, Inc.

(c) A new Section 2.7 shall be added to the Restated Agreement as follows:

2.7

Each of Licensor and ULEHI represents and warrants to Licensee that (a) this Agreement and the Licensed Intellectual Property set forth in Section 1.12 and Exhibit 1 were validly assigned by ULEHI (successor to the University Technology Corporation) to The Regents Of The University Of Colorado; (b) The Regents Of The University Of Colorado owns the Licensed Intellectual Property set forth in Section 1.12 and Exhibit 1; (c) The Regents Of The University Of Colorado has the right to grant the rights and licenses granted to Licensee hereunder; (d) subject to Section 2.3 above, neither Licensor nor ULEHI has granted, and neither Licensor nor any of its successors will grant during the term of this Agreement, any

2

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

right, license, or interest in, to, or under the Licensed Intellectual Property that would conflict or interfere with the rights granted to Licensee hereunder; (e) Licensee has had continuous rights in the Licensed Intellectual Property pursuant to the terms of this Agreement since September 18, 1997 up to the date of the Amendment to Agreement and Restated Intellectual Property License Agreement, dated May 5, 2009; (f) ULEHI is the successor in interest to University Technology Corporation, and all of University Technology Corporation’s rights and obligations with respect to this Agreement and the Licensed Intellectual Property; and (g) neither Licensor nor ULEHI has transferred, and neither Licensor nor any of its successors will transfer during the term of this Agreement, any right, license, or interest in, to, or under the Licensed Intellectual Property that would conflict or interfere with the rights granted to Licensee hereunder.

(d) Section 3.1 of the Restated Agreement shall be deleted and replaced in its entirety with the following:

3.1	Licensee shall have the right to grant one or more sublicenses through multiple tiers of sublicensees (“Sublicenses”) under any or all of the rights granted, and subject to any reservation of rights set forth in Sections 2.2 and 2.3, to Licensee hereunder, to one or more other Persons (“Sublicensees”), in each instance on such terms as Licensee, in its sole discretion, deems appropriate; provided, however, that:

(a) [*]; and

(b) [*].

(e) A new Section 3.4 shall be added to the Restated Agreement as follows:

3.4

In the event of termination of this Agreement under Section 12.2 or Section 12.3, any Sublicensee of Licensee, from the effective date of such termination, automatically shall become a direct licensee of Licensor under the terms of this Agreement with respect to the rights sublicensed to the Sublicensee by Licensee; provided that such Sublicensee (a) is not in breach of its sublicense agreement with Licensee, (b) continues to perform under the terms of its sublicense agreement with Licensee, and [*]. In order to become a direct licensee in accordance with the foregoing sentence, such Sublicensee shall make any payments required by Section 3.4(c) within [*] after

3

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

the effective date of such termination. For clarity, in the event of any failure of such Sublicensee to comply with the proviso in the first sentence of this Section 3.4 or upon such Sublicensee’s election not to take a direct license, including without limitation by failing to [*] within the time period set forth in the second sentence of this Section 3.4, such Sublicensee shall not be deemed in breach of this Agreement, such Sublicensee shall not have become a direct licensee of Licensor in accordance with the foregoing sentence, and this Agreement shall be terminated in accordance with its terms with respect to such Sublicensee as of the effective date of such termination.

(f) A new Section 3.5 shall be added to the Restated Agreement as follows:

3.5	In the event that Licensor provides any notice of Licensor’s election to terminate this Agreement under Section 12.2 or Section 12.3, Licensor shall contemporaneously provide a copy of any such notice to any Sublicensee of Licensee that has obtained, in a Sublicense, exclusive rights under all or a portion of the rights granted to Licensee in this Agreement, at the address set forth in the applicable notice provision of such Sublicense.

(g) Section 15.1 of the Restated Agreement shall be updated so that the addresses and facsimile numbers of the parties for provision of notice shall be deleted and replaced with the following:

Licensor:

License Administrator, CU Case #IR 392H

Office of Technology Transfer

University of Colorado, 588 SYS

4740 Walnut Street

Boulder, CO 80309

Facsimile. (303) 735-3831

Licensee:

GlobeImmune, Inc.

1450 Infinite Drive

Louisville, Colorado 80027 U.S.A.

Attention: Chief Executive Officer

Facsimile: (303) 625-2810

4

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

(h)            Exhibit 1 of the Restated Agreement shall be deleted in its entirety and replaced with the Exhibit 1 set forth in Appendix A attached hereto.

(i)            Exhibit 3 of the Restated Agreement shall be deleted in its entirety and replaced with the Materials Transfer Agreement set forth in Appendix B attached hereto. As of the Amendment Effective Date, the parties shall use such updated version of the Materials Transfer Agreement.

3.        Except as expressly modified by this Amendment, all terms and conditions of the Agreement and the Restated Agreement shall continue in full force and effect.

4.        In the event of any conflict between the terms of the Agreement or the Restated Agreement and this Amendment, the terms of this Amendment shall govern.

5.        This Amendment may be executed in counterparts, each of which shall be deemed an original, but both of which together shall constitute one and the same instrument.

[Signature Page Follows]

5

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

IN WITNESS WHEREOF, GlobeImmune, University, and ULEHI have executed this Amendment by their duly authorized representatives as of the Amendment Effective Date.

GLOBEIMMUNE, INC.		THE REGENTS OF THE UNIVERSITY OF COLORADO

By:	/s/ Timothy C. Rodell, M.D.	By:	/s/ David N. Allen, Ph.D.
Name:	Timothy C. Rodell, M.D.	Name:	David N. Allen, Ph.D.
Title:	President and CEO	Title:	Associate Vice President

UNIVERSITY LICENSE EQUITY HOLDINGS, INC.

		By:	/s/ R.C. Mercure, Jr.
		Name:	R.C. Mercure, Jr.
		Title:	Chairman

Signature Page to Amendment to Agreement

and

Restated Intellectual Property License Agreement

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Appendix A

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

EXHIBIT 1

Licensed Intellectual Property

Patents and Patent Applications
Country	Application No.	Filing Date	Patent No.	Issue Date	Title
[*]

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Additional Patents and Patent Applications

[*]

2

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Appendix B

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

EXHIBIT 3

Form of MTA for USHSC Researchers

MATERIALS TRANSFER AGREEMENT

THIS MATERIALS TRANSFER AGREEMENT (the “Agreement”) is entered into the [            ] day of [            ], 200            by and between GLOBEIMMUNE, INC. (“GlobeImmune”), with offices at 12635 E. Montview Blvd., Suite 138, Aurora, Colorado 80010, and the Regents of the University of Colorado on behalf of the University of Colorado Health Sciences Center (“Recipient”).

WHEREAS, GlobeImmune owns certain biological materials or has rights to transfer such biological materials to Recipient; and

WHEREAS, Recipient desires to receive the biological materials to conduct certain research and investigations and GlobeImmune desires to permit Recipient to conduct such research and investigation under the terms and conditions as set forth below.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.            Provision of Materials Identified in Exhibit A.    GlobeImmune shall supply the biological materials identified on Exhibit A (hereinafter “Material”) to Recipient solely for the non-commercial research purposes identified on Exhibit B (“Research Project”). The Material includes any additional progeny, mutants or derivatives which cannot be made but for the use of such Material. The Material may also include Confidential Information (as defined in Section 3.1 below) related to the production of the Material that is disclosed to Recipient in connection with Recipient’s use of the Material, such Confidential Information to be treated as provided in Section 3.1 below. GlobeImmune will deliver a reasonable quantity of Material (to be determined by GlobeImmune) to Recipient within a reasonable period of time after execution of this Agreement by both parties. That Material will be provided to [            ] (“Principal Investigator”). GlobeImmune shall retain all right or interest in and to the Material.

2.            Use of Material.    The Material will be used only by Principal Investigator or by individuals working under Principal Investigator’s direct supervision for the Research Project and will not be transferred, distributed or released to any other person outside Principal Investigator’s immediate research group without GlobeImmune’s prior written consent. The Material is only made available to Recipient for investigational use in laboratory animals or in in vitro experiments and will not be used in humans or in contact with any cells or other materials to be infused into humans. Recipient shall use the Material in compliance with all applicable laws and regulations, including those relating to the handling of containment of the Materials. Recipient shall use the Material solely for academic research purposes and not for any commercial purpose.

3.            Confidential Information, Research Information and Publications.

3.1            No Disclosure.    Recipient agrees that it shall not disclose the Confidential Information (as defined below) to any third party other than the Principal Investigator or individuals working under Principal Investigator’s direct supervision and shall use the Confidential Information solely for the purposes specified in Section 2 above. For purposes of this Agreement, “Confidential Information”

1

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

means the Material, any information related to the Material and any other information disclosed by GlobeImmune to Recipient and identified as confidential or proprietary. Notwithstanding the foregoing, the confidentiality obligations specified in this Section shall not apply to: (a) information that is at the time of disclosure or subsequently becomes, part of the public domain through no fault of Recipient; (b) information in Recipient’s possession before receipt from GlobeImmune; (c) information that is received from a third party without breach of confidentiality obligations; (d) information that is independently developed by an employee or consultant of Recipient who has not had the particular information disclosed to him/her; or (e) information which Recipient is required by law to disclose, provided that Recipient gives GlobeImmune reasonable prior notice of the intent to disclose and cooperates with GlobeImmune to seek a protective order or other restrictions. Recipient’s obligations under this Section 3.1 shall survive any termination or expiration of this Agreement.

3.2            Material Tracking.    Recipient will store all Material in a secure location under direct control of Recipient, separate from other publicly available banks or libraries of materials, even when stored within the laboratory of the Principal Investigator. Recipient will track each distribution and use of Material to individuals working under Principal Investigator’s direct supervision. Recipient will keep a written record that includes the individual’s name, date of distribution and purpose.

3.3            Publications.    Recipient shall have the right to publish the results of the Research Project so long as such publication does not violate Section 3.1. Recipient agrees to submit to GlobeImmune for its review and comment, a copy of any proposed publication, abstract or other disclosure resulting from such activities, such as by oral presentation, manuscript or abstract, at least forty-five (45) days prior to any such presentation or publication. If no response from GlobeImmune is received by Recipient within thirty (30) days of the date received by GlobeImmune, it will be conclusively presumed that the publication may proceed without delay. If GlobeImmune feels that the conclusions are not supported by the data, then the parties shall make a good faith attempt to resolve such issues, and at GlobeImmune’s request Recipient shall delay publication for an additional thirty (30) days to allow such discussion. Recipient shall comply with GlobeImmune’s request to delete any references to GlobeImmune’s Confidential Information contained in the proposed publication or disclosure. At GlobeImmune’s request, Recipient will, for a reasonable period up to ninety (90) days from initial delivery to GlobeImmune, delay revealing any patentable subject matter in the disclosure in order to permit the filing of patent applications.

4.            Inventions.    Except as otherwise agreed by the parties pursuant to their Intellectual Property License Agreement dated September 18, 1997 (as amended), any inventions, innovations or ideas resulting from Recipient’s use of Material, including improvements to or derivatives of the Material (“Inventions”), shall belong solely to GlobeImmune. GlobeImmune may, at its election and expense, pursue and obtain patent protection for any inventions that may incorporate use of the Material or the Research Information. Recipient is granted no other right or license to the Material under any patent rights now or hereafter held by GlobeImmune, nor is any implied hereby. Recipient shall notify GlobeImmune in a timely manner of any Invention conceived, discovered or reduced to practice in connection with this Agreement and shall exert best efforts, in cooperation with GlobeImmune and at GlobeImmune’s expense, in the filing and subsequent prosecution of any patent applications based upon any such Inventions.

5.            Warranties.    RECIPIENT ACKNOWLEDGES AND AGREES THAT THE MATERIAL IS EXPERIMENTAL IN NATURE AND, THEREFORE, IS SUPPLIED TO RECIPIENT “AS IS,” WITH NO WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY WARRANTY OF NON-INFRINGEMENT OR TITLE. GLOBEIMMUNE SHALL NOT BE LIABLE FOR ANY USE OF THE MATERIAL BY RECIPIENT OR FOR ANY LOSS, CLAIM, DAMAGE OR LIABILITY OF ANY KIND OR NATURE WHICH MAY ARISE FROM OR IN CONNECTION WITH THIS AGREEMENT OR FROM THE USE, HANDLING OR STORAGE OF THE MATERIAL.

2

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

6.            Term and Termination.    This Agreement shall be effective upon the date first above written and shall continue for one (1) year after Recipient’s receipt of the Material. This Agreement may be extended beyond such initial term upon the mutual written agreement of the parties, which will not be unreasonably withheld. Either party may terminate this Agreement at any time upon thirty (30) days written notice to the other party. Within ten (10) days after the expiration or termination of this Agreement, Recipient shall return all Material and any copies of the Confidential Information and Research Information in Recipient’s possession or within its control to GlobeImmune or shall deliver written notice certifying that all Material, Confidential Information and Research Information has been destroyed. The obligations of each party under Sections 3, 4 and 5 shall survive the expiration or termination of this Agreement.

7.            Miscellaneous.

7.1            Entire Agreement.    The parties agree that this Agreement, including the exhibits, contains the entire understanding and agreement between the parties with respect to the subject matter hereof and supersedes all previous communications, proposals, representations and agreements, whether oral or written, relating to the subject matter hereof. This Agreement may only be amended or modified by a writing signed by both parties. The parties hereby represent and warrant that the officials signing this Agreement have the power to do so on behalf of the parties.

7.2            Successor and Assigns.    Neither party shall assign this Agreement or any rights hereunder without the prior written consent of the other party; provided, however, that no consent shall be required for any assignment in connection with the sale of all or substantially all of the business of the party to which this agreement relates. Subject to the foregoing, this Agreement shall be binding upon and inure the benefit of the parties hereto and their respective successor and assigns.

7.3            Governing Law.    This Agreement shall be governed by the laws of the State of Colorado, without regard to it conflicts of law principles. Each section shall be independent and separable from all other sections, and the invalidity of a section shall not affect the enforceability of any of the other sections.

3

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

IN WITNESS WHEREOF, this Agreement has been executed by the duly authorized representatives of the parties.

THE REGENTS OF THE UNIVERSITY OF COLORADO

By:
Name:
Title:

GLOBEIMMUNE, INC.

By:
Name:
Title:

READ AND UNDERSTOOD BY PRINCIPAL INVESTIGATOR:

By:
Name:
Title:

4

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

EXHIBIT A

DESCRIPTION OF MATERIAL

1

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

EXHIBIT B

RESEARCH PROJECT

2

Exhibit 10.10.2

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

SECOND AMENDMENT

To

AGREEMENT AND RESTATED INTELLECTUAL PROPERTY LICENSE AGREEMENT

This Second Amendment to Agreement and Restated Intellectual Property License Agreement (the “Second Amendment”), effective as of March 12, 2010 (the “Second Amendment Effective Date”) by and among GLOBEIMMUNE, INC., a corporation organized under the laws of Delaware, having its principal office at 1450 Infinite Drive, Louisville, CO 80027 (“GlobeImmune”), THE REGENTS OF THE UNIVERSITY OF COLORADO, a body corporate, having its principal office at 1800 Grant Street, 8th Floor, Denver, CO 80203 (“University”), and the UNIVERSITY LICENSE EQUITY HOLDINGS, INC., a Colorado corporation and successor to the University Technology Corporation, having its principal office at 4740 Walnut Street, Suite 100, Campus Box 588, Boulder Colorado 80309 (“ULEHI”).

RECITALS

WHEREAS, GlobeImmune and University (acting through ULEHI) are parties to a certain Agreement, effective as of May 30, 2006, as amended on May 5, 2009 (the “Agreement”), and a certain Restated Intellectual Property License Agreement, effective as of May 30, 2006, as amended on May 5, 2009 (the “Restated Agreement”);

WHEREAS, University, ULEHI, and GlobeImmune desire to revise and amend the Restated Agreement; and

WHEREAS, capitalized terms used herein but not defined herein shall have the definitions set forth in the Restated Agreement.

AGREEMENT

NOW, THEREFORE, GlobeImmune, University, and ULEHI agree as follows:

1. Exhibit 1 of the Restated Agreement shall be deleted in its entirety and replaced with the Exhibit 1 set forth in Appendix A attached hereto.

2. Except as expressly modified by this Second Amendment, all terms and conditions of the Agreement and the Restated Agreement shall continue in full force and effect.

3. In the event of any conflict between the terms of the Agreement or the Restated Agreement and this Second Amendment, the terms of this Second Amendment shall govern.

4. This Second Amendment may be executed in counterparts, each of which shall be deemed an original, but both of which together shall constitute one and the same instrument.

[Signature Page Follows]

1

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

IN WITNESS WHEREOF, GlobeImmune, University, and ULEHI have executed this Second Amendment by their duly authorized representatives as of the Second Amendment Effective Date.

GLOBEIMMUNE, INC.		THE REGENTS OF THE UNIVERSITY OF COLORADO

By:	/s/ Timothy C. Rodell, M.D.	By:	/s/ David N. Allen, Ph.D.
Name:	Timothy C. Rodell, M.D.	Name:	David N. Allen, Ph.D.
Title:	President and CEO	Title:	Associate Vice President

UNIVERSITY LICENSE EQUITY HOLDINGS, INC.

		By:	/s/ R.C. Mercure, Jr.
		Name:	R.C. Mercure, Jr.
		Title:	Chairman

Signature Page to Second Amendment to Agreement

and

Restated Intellectual Property License Agreement

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Appendix A

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

EXHIBIT 1

Licensed Intellectual Property

Patents and Patent Applications

Country	Application No.	Filing Date	Patent No.	Issue Date	Title
[*]

Additional Patents and Patent Applications

[*]

Exhibit 10.11

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

FIELD-OF-USE NON-EXCLUSIVE LICENSE AGREEMENT

FOR YEAST-BASED DELIVERY VEHICLES

BETWEEN

WASHINGTON RESEARCH FOUNDATION

AND

GLOBEIMMUNE, INC.

1.	DEFINITIONS
2.	GRANT
3.	PAYMENTS AND ROYALTIES
4.	REPORTS AND REMITTANCES
5.	AUDIT
6.	INFRINGEMENT ACTIONS
7.	TERM AND TERMINATION
8.	RIGHTS AND DUTIES UPON TERMINATION
9.	PATENT PROSECUTION AND MAINTENANCE
10.	INSURANCE
11.	TRADEMARKS, TRADE NAMES AND PATENT MARKING
12.	DILIGENCE OBLIGATIONS
13.	ASSIGNABILITY
14.	WARRANTIES, REPRESENTATIONS AND INDEMNITIES
15.	NOTICES
16.	GOVERNING LAWS
17.	ARBITRATION AND JURISDICTION
18.	ATTORNEYS FEES
19.	SEPARABILITY
20.	CONFIDENTIALITY
21.	MISCELLANEOUS

APPENDIX A	PATENT STATUS
APPENDIX B	GLOBEIMMUNE REPORT

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

FIELD-OF-USE NON-EXCLUSIVE LICENSE AGREEMENT

FOR YEAST-BASED DELIVERY VEHICLES

BETWEEN

WASHINGTON RESEARCH FOUNDATION

AND

GLOBEIMMUNE, INC.

This agreement (“AGREEMENT”) is made and is effective on the date of the last PARTY to sign below (“EFFECTIVE DATE”) by and between Washington Research Foundation (“WRF”), a non-profit Washington Corporation having administrative offices at 2815 Eastlake Avenue East, Suite 300, Seattle, Washington U.S A. 98102 and GLOBEIMMUNE, INC., having administrative offices at 1899 Gaylord St., Denver, CO 80206.

WHEREAS, WRF is the owner by assignment from the University of Washington, of certain technology generally characterized as “Expression of Polypeptides in Yeast” (“TECHNOLOGY”);

WHEREAS, WRF desires that the TECHNOLOGY be developed and utilized to the fullest extent so that the benefits can be enjoyed by the general public;

WHEREAS, the TECHNOLOGY is covered by certain PATENT RIGHTS, defined below, and those PATENT RIGHTS are owned jointly by WRF and GENENTECH, Incorporated (“GENENTECH”), a company having administrative offices at 1 DNA. Way, South San Francisco, California U.S.A. 94080;

WHEREAS, WRF and GENENTECH are prosecuting, administering, and maintaining the patents described in Appendix A and WRF is acting as the sole and exclusive licensor of the PATENT RIGHTS to be granted by this AGREEMENT;

WHEREAS, GLOBEIMMUNE has expressed a commitment to commercialize yeast-based delivery vehicles manufactured under PATENT RIGHTS; and

WHEREAS, WRF is willing to grant such rights.

NOW, THEREFORE, for and in consideration of the covenants, conditions, and undertakings set forth below, it is agreed by and between the PARTIES as follows:

1.	DEFINITIONS

1.1	“PATENT RIGHTS” shall mean WRF’ s rights to the patents listed in Appendix A, attached hereto and incorporated herein, and any and all existing and future divisions, continuations or reissues arising therefrom or issued thereon, and rights derived from corresponding foreign patents.

1.2

“AFFILIATE” shall mean (i) any corporation or other business entity of which fifty percent (50%) or more of the equity or other ownership interests representing the equity, the voting stock or general partnership interest are owned, controlled or held, directly or indirectly, by

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

GLOBEIMMUNE; or (ii) any corporation, firm, partnership or other entity, whether de jure or de facto, which directly or indirectly owns, controls or holds fifty percent (50%) (or such lesser percentage that is the maximum allowed to be owned by a foreign corporation in a particular jurisdiction) or more of the equity or profits, the voting stock or the general partnership interest, of GLOBEIMMUNE; or (iii) any corporation or other business entity of which fifty percent (50%) or more of the equity or other ownership interests representing the equity, the voting stock or general partnership interest are owned, controlled or held, directly or indirectly, by a corporation or other business entity described in (i) or (ii), and any person, firm, partnership, corporation or other entity, including joint ventures or joint businesses, actually controlled by, controlling or under common control with GLOBEIMMUNE.

1.3	“PARTY” shall mean GLOBEIMMUNE or WRF, and when used in plural shall mean GLOBEIMMUNE and WRF.

1.4	“THIRD PARTY” or “THIRD PARTIES” shall mean individuals, corporate or other entities other than WRF, GLOBEIMMUNE, SUBLICENSEES or AFFILIATES, or employees of such entities

1.5	“TERRITORY” shall mean all countries of the world in which WRF has PATENT RIGHTS.

1.6	“FIELD OF USE” shall mean [*]

1.7	“LICENSED PRODUCT” shall mean a composition made, used, offered for sale, sold, or imported in the TERRITORY and where, but for the license granted under this AGREEMENT, such making, using, offering for sale, selling or importing would infringe a VALID CLAIM.

1.8	“SUBLICENSE” shall mean any agreement which includes the present, future, or contingent transfer by GLOBEIMMUNE to a THIRD PARTY of a right under the PATENT RIGHTS in the FIELD OF USE to make, have made, use, offer for sale, sell, have sold, import or otherwise distribute LICENSED PRODUCT granted under this AGREEMENT, in whole or in part. A SALE is not a SUBLICENSE.

1.9	“SUBLICENSEE” shall mean a THIRD PARTY receiving a SUBLICENSE under this AGREEMENT.

1.10	“SALE” shall mean the sale or other transfer by GLOBEIMMUNE, an AFFILIATE or a SUBLICENSEE to a THIRD PARTY of any right of ownership of a LICENSED PRODUCT, including sale or other transfer of a LICENSED PRODUCT for use in preclinical or clinical development.

1.11	“NET SALES” shall mean [*].

1.12	“VALID CLAIM shall mean a claim of an issued and unexpired patent within the PATENT RIGHTS, which has not been held unenforceable, unpatentable or invalid by an unappealed or unappealable judgment from a court or other governmental agency of competent jurisdiction, and which has not been admitted to be invalid or unenforceable through reissue or disclaimer.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

2.	GRANT

2.1	Subject to the terms and conditions of this Agreement, WRF hereby grants to GLOBEIMMUNE non-exclusive license under PATENT RIGHTS to develop, use, make, have made, market, offer for sale, sell, have sold or import LICENSED PRODUCTS in the FIELD OF USE.

2.2	No rights are granted hereby under patent rights, copyrights or trade secret rights owned by WRF and/or GENENTECH other than as specifically provided in Article 2.

2.3	GLOBEIMMUNE shall have the right to enter into SUBLICENSES [*]. GLOBEIMMUNE shall provide WRF with a copy of each signed SUBLICENSE within 30 days of its execution, provided, however, that such copy may be redacted to remove confidential, proprietary information of GLOBEIMMUNE. The terms of such SUBLICENSES shall provide for royalty obligations no less than those laid out in Paragraph 3.2 below, and reporting and audit obligations no less than those laid out in Articles 4 and 5 below.

2.4	No rights are granted hereby to makes SALES of LICENSED PRODUCTS that are not formulated, packaged and intended for administration to human or animal subjects.

2.5	WRF agrees that WRF will not assert against GlobeImmune, AFFILIATES or SUBLICENSEES any claim of infringement under the PATENT RIGHTS with respect to a LICENSED PRODUCT for which rights have been granted under Article 2 and for which a royalty has been paid in accordance with the provisions of Article 3.

3.	PAYMENTS AND ROYALTIES

3.1	[*]

3.2	Royalties:

(i)	GLOBEIMMUNE shall pay WRF [*] of NET SALES on compositions that GLOBEIMMUNE has affirmatively identified [*] to WRF as LICENSED PRODUCTS.

(ii)	Should arbitration be required to establish that a composition is LICENSED PRODUCT, the royalty rate on NET SALES of such composition shall be the greater of [*] or [*]

(iii)	Payment of royalties to WRF [*].

3.3	[*]

3.4	[*]

3.5	[*]

3.6	[*]

3.7	Exchange Rates: All payments to WRF shall be made in U.S. Dollars. The exchange rate shall be the inter bank rate listed at www.oanda.com (or other mutually-agreeable site) for the last business day of the calendar half-year in which the royalty payment accrues. NET SALES received by GLOBEIMMUNE or AFFILIATES in U.S. Dollars will not be the subject of currency conversion.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

3.8	Interest on Late Payments: All payments and royalties due WRF under this AGREEMENT not received when due shall be subject to interest charged at [*] or the maximum rate permissible under the law, whichever is lower. Payment of such interest shall not limit WRF from exercising any other rights it may have as a consequence of the lateness of any payment. Payments received by WRF shall be applied first to the outstanding interest due and then to the outstanding principal due.

3.9	A judgment from a court of competent jurisdiction from which no appeal can be or is taken, which renders all the PATENT RIGHTS invalid, shall not affect any obligation accrued hereunder up to the date upon which the last right of appeal has expired or been exhausted. After such a judgment, and the expiration of all opportunities to appeal, no royalties or other monetary obligations will accrue for further sales of (products formerly known as) LICENSED PRODUCTS in that part of the TERRITORY affected by the judgment.

4.	REPORTS AND REMITTANCES

4.1	WRF, for a period of [*] from receipt of any reports or remittances, shall consider such reports and remittances received from GLOBEIMMUNE as confidential as provided under Paragraph 20, whether or not marked as such. WRF shall provide the University of Washington and GENENTECH with collective or consolidated dollar and NET SALES and royalty payment information from all licensees under PATENT RIGHTS and shall not disclose GLOBEIMMUNE’S individual data, reports or remittances.

4.2	On or before March 1 of each year, GLOBEIMMUNE shall provide to WRF reports describing the progress made by GLOBEIMMUNE, AFFILIATES and SUBLICENSEES in developing compositions made using genetically modified yeast during the prior calendar year. GLOBEIMMUNE, AFFILIATES and SUBLICENSEES shall report all compositions made in genetically modified yeast along with information sufficient for WRF to establish that such compositions fall (or do not fall) within the PATENT RIGHTS and are therefore (or are not) LICENSED PRODUCTS.

GLOBEIMMUNE shall report to WRF the Date of First SALE or commercial use of each LICENSED PRODUCT within sixty (60) days. On or before March 1 and September 1 of each year, GLOBEIMMUNE shall provide to WRF a true accounting of all LICENSED PRODUCTS manufactured, imported and inventoried, and NET SALES, and at the same time shall pay all royalties due. Such reports shall include a list of current AFFILIATES and SUBLICENSEES and must be detailed on a product-by-product and country-by-country basis. All deductions to the gross amounts invoiced, royalties, fees or other consideration must be supported by detailed information provided in the semi-annual report. GLOBEIMMUNE shall use a reporting form attached hereto as Appendix B and incorporated herein. GLOBEIMMUNE’s responsible financial officer shall execute the reports.

4.3	WRF shall provide to GLOBEIMMUNE a written report describing changes to the status of PATENT RIGHTS within sixty (60) days of such changes.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

5.	AUDIT

WRF shall have the right, through a certified public accountant reasonably acceptable to GLOBEIMMUNE, and with reasonable advance notice in writing, to audit the books and records (including the unredacted and executed SUBLICENSE agreements) of GLOBEIMMUNE, AFFILIATES and SUBLICENSEES and to conduct personal interviews, as may be reasonably necessary, to confirm the accuracy and completeness of the information provided in Section 4.2 once per calendar year during regular business hours during the life of this AGREEMENT and for [*] after its termination; provided, however, that such audit shall not cover records for more than the preceding [*] and provided further that the accountant shall report to WRF only as to the accuracy and completeness of the information provided under Section 4.2 as well as corrections, areas of dispute, inconsistencies, denials of access to information or cooperation, together with sufficient background information to allow WRF to evaluate and resolve any issues identified by the audit. GLOBEIMMUNE, AFFILIATES and SUBLICENSEES shall cooperate in any such audit so that the auditors may reasonably perform the audit, and shall pay WRF any monies owing within thirty (30) days of the completion of the audit. [*].

6.	INFRINGEMENT ACTIONS

In the event that GLOBEIMMUNE becomes aware of actual or threatened infringement of PATENT RIGHTS, GLOBEIMMUNE shall promptly notify WRF in writing. WRF shall have the sole right to deal with infringing parties.

7.	TERM AND TERMINATION

7.1	This AGREEMENT shall be in full force and effect from the EFFECTIVE DATE and shall remain in effect in each country in the TERRITORY so long as any VALID CLAIM exists or unless otherwise terminated by operation of law or pursuant to the terms and conditions of this AGREEMENT.

7.2	Termination of this AGREEMENT due to the abandonment or invalidation of the last remaining VALID CLAIM shall enable GLOBEIMMUNE to continue commercializing (formerly) LICENSED PRODUCTS without accrual of any further payments due to WRF.

7.3	GLOBEIMMUNE shall have the right to terminate this AGREEMENT by giving written notice to WRF, effective immediately upon receipt.

7.4	WRF may terminate this AGREEMENT if GLOBEIMMUNE shall file in any court pursuant to any statute of the United States, any individual state or foreign country, a petition in bankruptcy, insolvency, reorganization or for the appointment of a receiver or trustee of GLOBEIMMUNE or of its assets. In the event WRF ceases to operate, the ownership of this AGREEMENT immediately and automatically reverts to the University of Washington as described in WRF’s charter and WRF will assign this AGREEMENT and all of its interests in PATENT RIGHTS to the University of Washington.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

7.5	Failure of either PARTY to comply with any of the material obligations contained in this AGREEMENT shall entitle the other PARTY to give the breaching PARTY a notice specifying the nature of the breach claimed and the action required to correct the breach. If such breach is not corrected within [*] after the receipt of such notice, the notifying PARTY shall be entitled, without prejudice to any of its other rights conferred on it by this AGREEMENT, in addition to any other remedies available to it by law, to terminate this AGREEMENT by giving written notice effective immediately upon receipt.

7.6	The parties to this AGREEMENT shall be excused from any performance required hereunder if and only so long as such performance is rendered impossible or unfeasible due to any acts of God, catastrophes, or other major events beyond their reasonable control, including, without limitation, war, riot, and insurrection; laws, proclamations, edicts, ordinances, or regulations; strikes, lockouts, or other serious labor disputes; and floods, fires, explosions, or other natural disasters.

7.7	SUBLICENSES shall terminate immediately on the termination of this AGREEMENT. WRF shall negotiate in good faith with SUBLICENSEES desiring direct licenses in the event that this AGREEMENT is terminated.

8.	RIGHTS AND DUTIES UPON TERMINATION

8.1	Upon termination of this AGREEMENT, WRF shall have the right to retain any sums already paid by GLOBEIMMUNE and GLOBEIMMUNE shall pay to WRF all sums accrued hereunder.

8.2	Upon the termination of this AGREEMENT, GLOBEIMMUNE shall inform WRF of the amount of LICENSED PRODUCTS manufactured, imported or inventoried by GLOBEIMMUNE and AFFILIATES as of sixty (60) days after the termination date. GLOBEIMMUNE and AFFILIATES shall be permitted to make SALES within one year of termination of this AGREEMENT and shall pay WRF the earned royalty on these NET SALES, as required under Section 3.2.

8.3	Only the following Articles shall survive termination of this AGREEMENT: 1, 3.8, 4, 5, 7.2, 7.7, 8, 10, 11, 14, 15, 16, 17, 18, 19, 20, and 21.

9.	PATENT PROSECUTION AND MAINTENANCE

GLOBEIMMUNE shall not be responsible for the costs of patent prosecution and maintenance.

10.	INSURANCE

10.1	GLOBEIMMUNE, AFFILIATES and SUBLICENSEES shall maintain general liability insurance of at least [*]. GLOBEIMMUNE, AFFILIATES and SUBLICENSEES must declare whether the insurance is provided on a “claims-made” form and must notify WRF if coverage is cancelled. Upon WRF’s request, GLOBEIMMUNE, AFFILIATES and SUBLICENSEES shall provide WRF annually with such certificates of insurance. Failure to maintain continuous coverage as required by this AGREEMENT shall be deemed a material breach.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

10.2	GLOBEIMMUNE, AFFILIATES and SUBLICENSEES shall, prior to any human testing of LICENSED PRODUCTS, obtain product liability or clinical trial insurance, as appropriate, in the amount of [*] or such greater amounts as GLOBEIMMUNE AFFILIATES and SUBLICENSEES may obtain from time to time, which names WRF, GENENTECH and the University of Washington as additional insureds. GLOBEIMMUNE shall provide WRF annually with such certificates of insurance.

11.	TRADEMARKS, TRADE NAMES AND PATENT MARKING

11.1	Nothing contained in this AGREEMENT shall be construed as conferring any right to use in advertising, publicity or other promotion activities any name, trade name, trademark or other designation of either PARTY hereto including any contraction, abbreviation or simulation of any of the foregoing, unless the express written permission of the other PARTY has been obtained. The use of the names Washington Research Foundation, WRF, University of Washington, or GENENTECH by GLOBEIMMUNE and AFFILIATES is expressly prohibited.

11.2	GLOBEIMMUNE shall mark, and shall require AFFILIATES and SUBLICENSEES to mark, each LICENSED PRODUCT made and sold with an appropriate patent marking identifying any issued patent under PATENT RIGHTS.

12.	DILIGENCE OBLIGATIONS

GLOBEIMMUNE shall, directly or through AFFILIATES or SUBLICENSEES, use [*] and shall demonstrate progress in developing, marketing, and selling LICENSED PRODUCTS.

13.	ASSIGNABILITY

13.1	WRF shall have the right to assign this AGREEMENT. WRF shall inform GLOBEIMMUNE within sixty (60) days of such assignment.

13.2	GLOBEIMMUNE shall have the right to assign this AGREEMENT only to AFFILIATES or to a successor by merger or sale of all or of substantially all of GLOBEIMMUNE’s assets in a manner such that the assignor shall remain liable and responsible for the performance and observance of all its duties and obligations hereunder. This AGREEMENT shall be binding upon the successors and permitted assignees of GLOBEIMMUNE. Any assignment not in accordance with this paragraph shall be voidable at WRF’s election. GLOBEIMMUNE shall notify WRF within sixty (60) days of the assignment of this AGREEMENT.

14.	WARRANTIES, REPRESENTATIONS AND INDEMNITIES

14.1	WRF warrants that it has the lawful right to grant the license set forth herein.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

14.2	Nothing in this AGREEMENT shall be construed as:

(i)	a warranty or representation by WRF as to the validity, enforceability or scope of any patent application or patent included in PATENT RIGHTS;

(ii)	a warranty or representation that anything made, used, sold, or otherwise disposed of under any license granted in this AGREEMENT is or will be free from infringement of patents of THIRD PARTIES;

(iii)	an obligation to bring or prosecute actions or suits against THIRD PARTIES for infringement;

(iv)	an obligation to furnish any manufacturing or technical information; or

(v)	a warranty by WRF of the fitness of this technology to manufacture LICENSED PRODUCTS.

14.3	GLOBEIMMUNE, AFFILIATES and SUBLICENSEES shall indemnify, hold harmless and defend WRF, the University of Washington, GENENTECH and their officers, employees and agents against any and all claims, suits, losses, damage costs, fees, and expenses resulting from or arising out of the manufacture, use or SALE of LICENSED PRODUCTS by GLOBEIMMUNE, AFFILIATES and SUBLICENSEES or its customers, including but not limited to any damages, losses or liabilities whatsoever with respect to death or injury to any person and damage to any property arising from the possession, use or operation of the LICENSED PRODUCTS by GLOBEIMMUNE, AFFILIATES or SUBLICENSEES or their customers, in any manner whatsoever, provided WRF gives prompt written notice to GLOBEIMMUNE of any claim or suit for which indemnification hereunder is sought. However, GLOBEIMMUNE, AFFILIATES and SUBLICENSEES shall not indemnify any party -WRF, GENENTECH or the University of Washington - for claims that result from the gross negligence, or willful misconduct of that party.

15.	NOTICES

Any payment, notice or other communication required from either PARTY, if delivered in writing, shall be sent by first-class mail or commercial carrier with return receipt requested to the respective address given below, or to such other address as either PARTY shall designate by written notice. If delivered via electronic communication, the sending PARTY shall also promptly confirm via U.S. Mail.

In the case of GLOBEIMMUNE GlobeImmune, Inc. 12635 E. Montview Blvd. Aurora, CO 80010 Attention: Chief Executive Officer Facsimile: (720) 859-4065	In the case of WRF Washington Research Foundation 2815 Eastlake Avenue East, Suite 300 Seattle, WA 98102 Attention: President Facsimile: (206) 336-5615 with a copy to: Director of Licensing

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

16.	GOVERNING LAWS

This AGREEMENT shall be interpreted and construed in accordance with the laws of the State of Washington, Country of the United States of America.

17.	ARBITRATION AND JURISDICTION

The PARTIES shall first employ reasonable efforts to resolve controversies or disputes between them without resort to arbitration or other legal action. In the event that the PARTIES are not able to resolve any controversy or dispute, such controversy or dispute will be resolved by arbitration in accordance with rules applied by the CPR Institute of Dispute Resolution, and shall be conducted in Seattle, Washington U.S.A. Arbitration awards may be filed in and enforced in U.S. Federal Court or any other court of competent jurisdiction.

18.	ATTORNEYS FEES

In the event of any arbitration or legal action between the PARTIES hereto arising from this AGREEMENT, the prevailing PARTY shall be entitled to reimbursement from the other PARTY of all out-of-pocket costs and reasonable legal fees associated with such arbitration or legal action.

19.	SEPARABILITY

19.1	In the event that any part of this AGREEMENT shall be held illegal, void or ineffective, the remaining portions hereof shall remain in full force and effect.

19.2	If any of the terms or provisions of this AGREEMENT are, or become in conflict with any applicable statute, rule or law, then such terms or provisions shall he deemed inoperative only to the extent that they may conflict therewith and shall be modified or deemed modified to conform with such statute, rule or law.

19.3	In the event that any of the terms and conditions of this AGREEMENT is materially altered as a result of Paragraphs 19.1 and 19.2, the PARTIES shall renegotiate those terms and conditions to resolve any inequities.

20.	CONFIDENTIALITY

Except to the extent expressly authorized in this AGREEMENT, for the term of this AGREEMENT, and for [*] thereafter, GLOBEIMMUNE and WRF shall keep reasonably confidential all material provided by the other PARTY and marked confidential, and shall not publish or otherwise disclose such information and shall not use such confidential information except to the extent that it can be established by WRF or by GLOBEIMMUNE by competent proof that such information:

(i)	was already known to the receiving party, either GLOBEIMMUNE or WRF, other than under an obligation of confidentiality, at the time of disclosure by the other PARTY;

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

(ii)	was generally available to the public or otherwise part of the public domain at the time of its disclosure to WRF or GLOBEIMMUNE;

(iii)	became generally available to the public or otherwise part of the public domain after its disclosure and other than through any act or omission of WRF or GLOBEIMMUNE in breach of this AGREEMENT;

(iv)	was subsequently lawfully disclosed to WRF or GLOBEIMMUNE by a THIRD PARTY;

(v)	was disclosed by WRF or GLOBEIMMUNE as reasonably necessary in prosecuting or defending litigation, or complying with applicable governmental regulations.

For purposes of clarification, notwithstanding anything to the contrary, GLOBEIMMUNE and WRF each will apply a standard of care with respect to material and information received from the other PARTY consistent with and no less restrictive than the care it applies to its own confidential, proprietary material and information.

21.	MISCELLANEOUS

21.1	The headings of the several sections and the Summary Tables below are inserted for convenience and reference only and are not intended to be a part of, or to affect the meaning or interpretation of, this AGREEMENT.

21.2	This AGREEMENT shall not be binding upon the PARTIES until it has been signed by or on behalf of each PARTY, in which event, it shall be effective as of the EFFECTIVE DATE.

21.3	No amendment or modification hereof shall be valid or binding upon the PARTIES unless made in writing and signed by or on behalf of each party.

21.4	This AGREEMENT shall embody the entire understanding of the PARTIES and shall supersede all previous communications, representations, or understandings, either oral or written, between the PARTIES relating to the subject matter hereof.

IN WITNESS WHEREOF, WRF and GLOBEIMMUNE have executed this AGREEMENT, in duplicate originals by their respective officers hereunto duly authorized, on the date hereinafter written.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

GLOBEIMMUNE		WASHINGTON RESEARCH FOUNDATION

By:	/s/ Timothy C. Rodell, M.D.	By:	/s/ Beth G. Etscheid, Ph.D.

Name:	Timothy C. Rodell, M.D.	Name:	Beth G. Etscheid, Ph.D.

Title:	Chief Executive Officer	Title:	Director of Licensing

Date:	November 24, 2003	Date:	November 20, 2003

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

SUMMARY TABLE

PAYMENTS

Description	Amount	Paragraph	Due Date

[*]

REPORTS FROM GLOBEIMMUNE

Description	Source	Due Date

Progress	Paragraph 4.2	On or before March 1, annually
SALES	Paragraph 4.2	On or before March 1 and September 1 of each year
Date of First SALE of new LICENSED PRODUCT	Paragraph 4.2	Within 60 days of its occurrence
Infringement Information	Article 6	Promptly
Certificates of Insurance	Article 10	Annually

REPORTS FROM WRF

Description	Source	Due Date

Patent Status	Paragraph 4.3	Within sixty (60) days of changes to the status

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

APPENDIX A

Country	Patent App. No.	Filing Date	Status	Patent Number	Issue Date	Expiry Date
[*]

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

APPENDIX B

GLOBEIMMUNE REPORT

Reporting Period:                      to

LICENSED PRODUCT	Amount Produced, Imported and Inventoried	Country	Gross Receipts	Currency	Exchange Rate	Net Sales	Royalty Rate	Royalty

TOTALS

EXCHANGE RATES USED:

NAMES AND ADDRESSES OF AFFILIATES:

Signed:	(GLOBEIMMUNE’S responsible financial officer)
Title:
Dated:

Exhibit 10.11.1

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Execution Version

Amendment to the

Field-Of-Use Non-Exclusive License Agreement

for Yeast-Based Delivery Vehicles

Between

Washington Research Foundation

and

GlobeImmune, Inc.

This Amendment to Field-Of-Use Non-Exclusive License Agreement For Yeast-Based Delivery Vehicles Between Washington Research Foundation and GlobeImmune, Inc. (the “Amendment”) is entered into by Washington Research Foundation (“WRF”), a non-profit Washington Corporation, having administrative offices at 2815 Eastlake Avenue East, Suite 300, Seattle, Washington U.S.A. 98102, and GlobeImmune, Inc. (“GLOBEIMMUNE”), a corporation organized under the laws of Delaware, having its principal office at 1450 Infinite Drive, Louisville, CO 80027, and is effective as of the day of the last of the PARTIES to sign (the “Amendment Date”).

WHEREAS, WRF and GLOBEIMMUNE are PARTIES to a Field-Of-Use Non-Exclusive License Agreement For Yeast-Based Delivery Vehicles Between Washington Research Foundation and GlobeImmune, Inc. (“AGREEMENT”), effective November 24, 2003, pertaining to recombinant yeast expression technology;

WHEREAS, GLOBEIMMUNE has requested an amendment to the AGREEMENT to (a) allow for SUBLICENSEES to have a right to grant sublicense rights under the PATENT RIGHTS, and (b) allow for SUBLICENSEES to maintain rights to the TECHNOLOGY and PATENT RIGHTS in the event of the termination of the AGREEMENT due to a breach of the AGREEMENT by GLOBEIMMUNE; and

WHEREAS, WRF is willing to make such rights available to SUBLICENSEES.

NOW, THEREFORE, the PARTIES agree to amend the AGREEMENT as follows.

Amendment

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the PARTIES agree as follows:

Capitalized terms used herein but not defined herein shall have the definitions set forth in the AGREEMENT.

1

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Paragraph 1.2 of the AGREEMENT will be deleted and replaced in its entirety with the following:

“AFFILIATE” shall mean (i) any corporation or other business entity of which fifty percent (50%) or more of the equity or other ownership interests representing the equity, the voting stock or general partnership interest are owned, controlled or held, directly or indirectly, by GLOBEIMMUNE or a SUBLICENSEE, as applicable; or (ii) any corporation, firm, partnership or other entity, whether de jure or de facto, which directly or indirectly owns, controls or holds fifty percent (50%) (or such lesser percentage that is the maximum allowed to be owned by a foreign corporation in a particular jurisdiction) or more of the equity or profits, the voting stock or the general partnership interest, of GLOBEIMMUNE or a SUBLICENSEE, as applicable; or (iii) any corporation or other business entity of which fifty percent (50%) or more of the equity or other ownership interests representing the equity, the voting stock or general partnership interest are owned, controlled or held, directly or indirectly, by a corporation or other business entity described in (i) or (ii), and any person, firm, partnership, corporation or other entity, including joint ventures or joint businesses, actually controlled by, controlling or under common control with GLOBEIMMUNE or a SUBLICENSEE, as applicable.

Paragraph 1.8 of the AGREEMENT will be deleted and replaced in its entirety with the following:

“SUBLICENSE” shall mean any agreement which includes the present, future, or contingent transfer to a THIRD PARTY by GLOBEIMMUNE or a SUBLICENSEE under this AGREEMENT of a right under the PATENT RIGHTS in the FIELD OF USE to make, have made, use, offer for sale, sell, have sold, import, or otherwise distribute LICENSED PRODUCT. A SALE is not a SUBLICENSE.

The second sentence of Paragraph 2.3 of the AGREEMENT will be deleted and replaced in its entirety with the following:

SUBLICENSEES shall have the right to grant further SUBLICENSES under the PATENT RIGHTS in the FIELD OF USE.

The second sentence of Paragraph 3.7 of the AGREEMENT will be deleted and replaced in its entirety with the following:

NET SALES received by GLOBEIMMUNE, AFFILIATES or SUBLICENSEES in U.S. Dollars will not be the subject of currency conversion.

2

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Paragraph 7.5 of the AGREEMENT will be deleted and replaced in its entirety with the following:

Failure of either PARTY to comply with any of the material obligations contained in this AGREEMENT shall entitle the other PARTY to give the breaching PARTY a notice specifying the nature of the breach claimed and the action required to correct the breach. If such breach is not corrected within [*] after the receipt of such notice, the notifying PARTY shall be entitled, without prejudice to any of its other rights conferred on it by this AGREEMENT, in addition to any other remedies available to it by law, to terminate this AGREEMENT by giving written notice to the breaching PARTY effective immediately upon receipt. In the event that WRF provides any notice of a breach and/or notice of a termination of this AGREEMENT under this Paragraph 7.5, WRF shall contemporaneously provide a copy of any such notice to any SUBLICENSEE of GLOBEIMMUNE at the address set forth in the applicable notice provision of the applicable SUBLICENSE.

Paragraph 7.7 of the AGREEMENT will be deleted and replaced in its entirety with the following:

Any SUBLICENSES entered into by GLOBEIMMUNE shall terminate on the termination of this AGREEMENT pursuant to Paragraph 7.3, 7.4 or 7.5. Notwithstanding the foregoing, upon termination of this AGREEMENT pursuant to Paragraph 7.3, 7.4 or 7.5, any SUBLICENSEE of GLOBEIMMUNE shall automatically become a direct licensee of WRF with respect to the rights sublicensed to the SUBLICENSEE by GLOBEIMMUNE from the effective date of such termination on the terms of this AGREEMENT with all instances of “GLOBEIMMUNE” in this AGREEMENT deemed to be such SUBLICENSEE with respect to the rights sublicensed to the SUBLICENSEE by GLOBEIMMUNE; provided that such SUBLICENSEE, as a condition of receiving such SUBLICENSE from GLOBEIMMUNE, (a) agrees to assume all of GLOBEIMMUNE’s future obligations with respect to the rights sublicensed to the SUBLICENSEE by GLOBEIMMUNE after becoming such direct licensee, to the extent relating to the activities of such SUBLICENSEE, (b) agrees to correct, and does correct, within ninety (90) days after becoming such direct licensee, any and all of GLOBEIMMUNE’s uncured breaches under Paragraphs 3.2 through 3.9 and uncured breaches with respect to financial reports under Paragraph 4.2 as of the effective date of such termination to the extent such breach resulted in such termination of this AGREEMENT and relates to the activities of such SUBLICENSEE, which correction shall include paying any and all such amounts owed under such paragraphs that GlobeImmune has not paid to WRF as of the effective date of such termination to the extent such breach resulted in such termination of this AGREEMENT and relates to the activities of such SUBLICENSEE, and (c) agrees to pay, and does pay, within ninety (90) days after receiving notice of such termination, any and all out-of-pocket costs and reasonable legal fees payable by GLOBEIMMUNE to WRF under Paragraph 18 to

3

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

the extent that GLOBEIMMUNE has not paid such amount and to the extent such costs and fees were incurred in an arbitration or legal action under Paragraph 18 that resulted in such termination of this AGREEMENT and relates to the activities of such SUBLICENSEE; provided that such Sublicensee shall not be obligated to pay more than [*] in the aggregate under this Paragraph 7.7(c). For clarity, in the event of any failure of such SUBLICENSEE to comply with the foregoing proviso or upon SUBLICENSEE’s election not to take a direct license, including without limitation by failing to cure any such failure or default of GLOBEIMMUNE, such SUBLICENSEE shall not be deemed in breach of this AGREEMENT, and such SUBLICENSEE shall not have become a direct licensee of WRF in accordance with the foregoing sentence.

Paragraph 8.2 of the AGREEMENT will be deleted and replaced in its entirety with the following:

Upon the termination of this AGREEMENT, GLOBEIMMUNE shall inform WRF of the amount of LICENSED PRODUCTS manufactured, imported or inventoried by GLOBEIMMUNE, AFFILIATES and SUBLICENSEES on or before the termination date. With respect to such manufactured, imported or inventoried LICENSED PRODUCTS, GLOBEIMMUNE, AFFILIATES and SUBLICENSEES shall be permitted to make SALES after termination of this AGREEMENT and GLOBEIMMUNE shall pay WRF the earned royalty on these NET SALES, as required under Section 3.2. Notwithstanding the foregoing, if GLOBEIMMUNE does not pay any and all earned royalties payable pursuant to the foregoing sentence with respect to any such manufactured, imported or inventoried LICENSED PRODUCTS that are sold under a SUBLICENSE between GLOBEIMMUNE and a SUBLICENSEE, such SUBLICENSEE of GLOBEIMMUNE shall have the right to make SALES of LICENSED PRODUCTS pursuant to the foregoing sentence only if such SUBLICENSEE agrees to pay, and does pay, within [*] after receiving notice of GLOBEIMMUNE’s failure to pay any such earned royalties, any and all such earned royalties that GLOBEIMMUNE has not paid to WRF.

Paragraph 8.3 of the AGREEMENT will be deleted and replaced in its entirety with the following:

Only the following Articles shall survive termination of this AGREEMENT: 1, 3.2 (with respect to royalties accrued and unpaid as of termination of this AGREEMENT or due under Paragraph 8.2), 3.7, 3.8, 4, 5, 7.2, 7.7, 8, 10, 11, 14, 15, 16, 17, 18, 19, 20, and 21.

The last sentence of Paragraph 11.1 of the AGREEMENT will be deleted and replaced in its entirety with the following:

The use of the names Washington Research Foundation, WRF, University of Washington, or GENENTECH by GLOBEIMMUNE, AFFILIATES and SUBLICENSEES is expressly prohibited.

4

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

The name and address line of Appendix B of the AGREEMENT will be deleted and replaced in its entirety with the following:

NAMES AND ADDRESS OF AFFILIATES AND SUBLICENSEES:

Except as expressly amended by this Amendment, all terms and conditions of the AGREEMENT remains in full force and effect.

In the event of any conflict between the terms of the Agreement and this Amendment, the terms of this Amendment shall govern.

[Signature Page Follows]

5

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

In witness whereof, both WRF and GLOBEIMMUNE have executed this Amendment, in duplicate originals, by their respective officers hereunto duly authorized, on the day and year hereinafter written.

Washington Research Foundation		GlobeImmune, Inc.

By:	/s/ Beth G. Etscheid, Ph.D.	By:	/s/ Timothy C. Rodell, M.D.

Printed:	Beth G. Etscheid, Ph.D.	Printed:	Timothy C. Rodell, M.D.

Title:	Director of Licensing	Title:	President and CEO

Date:	May 4, 2009	Date:	May 5, 2009

[Signature Page to Amendment to Field-Of-Use Non-Exclusive License Agreement For

Yeast-Based Delivery Vehicles Between Washington Research Foundation and

GlobeImmune, Inc.]

Exhibit 10.12

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

PUBLIC HEALTH SERVICE

COOPERATIVE RESEARCH AND DEVELOPMENT AGREEMENT

FOR INTRAMURAL-PHS CLINICAL RESEARCH

This Agreement is based on the model Cooperative Research and Development Agreement (“CRADA”) adopted by the U.S. Public Health Service (“PHS”) Technology Transfer Policy Board for use by components of the National Institutes of Health (“NIH”), the Centers for Disease Control and Prevention (“CDC”), and the Food and Drug Administration (“FDA”), which are agencies of the PHS within the Department of Health and Human Services (“HHS”).

This Cover Page identifies the Parties to this CRADA:

The U.S. Department of Health and Human Services, as represented by

National Cancer Institute

an Institute, Center, or Division (hereinafter referred to as the “ICD”) of the

NIH

and

GlobeImmune, Inc.,

hereinafter referred to as the “Collaborator”,

having offices at 1450 Infinite Drive., Louisville, CO 80027,

created and operating under the laws of the State of Delaware.

PHS ICT-CRADA	Case Ref. No.	MODEL ADOPTED 2005

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

COOPERATIVE RESEARCH AND DEVELOPMENT AGREEMENT

FOR INTRAMURAL-PHS CLINICAL RESEARCH

Article 1 Introduction

This CRADA between ICD and Collaborator will be effective when signed by the Parties, which are identified on both the Cover Page and the Signature Page (page 21). The official contacts for the Parties are identified on the Contacts Information Page (page 22). Publicly available information regarding this CRADA appears on the Summary Page (page 23). The research and development activities that will be undertaken by ICD and Collaborator in the course of this CRADA are detailed in the Research Plan, attached as Appendix A. The staffing, funding, and materials contributions of the Parties are set forth in Appendix B. Any changes to the model CRADA are set forth in Appendix C.

Article 2 Definitions

The terms listed in this Article will carry the meanings indicated throughout the CRADA. To the extent a definition of a term as provided in this Article is inconsistent with a corresponding definition in the applicable sections of either the United States Code (U.S.C.) or the Code of Federal Regulations (C.F.R.), the definition in the U.S.C. or C.F.R. will control.

“Adverse Drug Experience” or “ADE” means an Adverse Event associated with the use of the Test Article, that is, an event where there is a reasonable possibility that the Test Article may have caused the event (a relationship between the Test Article and the event cannot be ruled out), in accordance with the definitions of 21 C.F.R. Part 305, 310, or 312, or other applicable regulations.

“Adverse Event” or “AE” means any untoward medical occurrence in a Human Subject administered Test Article. An AE does not necessarily have a causal relationship with the Test Article, that is, it can be any unfavorable and unintended sign (including an abnormal laboratory finding), symptom, or disease temporally associated with the use of the Test Article, whether or not it is related to it. See FDA Good Clinical Practice Guideline (from International Conference on Harmonisation (ICH) E6: “Good Clinical Practice: Consolidated Guidance, 62 Federal Register 25, 691 (1997)).

“Affiliate” means any corporation or other business entity controlled by, controlling, or under common control with Collaborator at any time during the term of the CRADA. For this purpose, “control” means direct or indirect beneficial ownership of at least fifty percent (50%) of the voting stock or at least fifty percent (50%) interest in the income of the corporation or other business entity.

“Annual Report” means the report of progress of an IND-associated investigation that ICD, as the IND Sponsor, must submit to the FDA within sixty (60) days of the anniversary of the effective date of the IND (pursuant to 21 C.F.R.§ 312.33).

PHS ICT-CRADA	Case Ref. No.	MODEL ADOPTED 2005

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

“Background Invention” means an Invention conceived and first actually reduced to practice before the Effective Date.

“Clinical Investigator” means, in accordance with 21 C.F.R. § 312.3, an individual who actually conducts a clinical investigation, that is, who directs the administration or dispensation of Test Article to a subject, and who assumes responsibility for studying Human Subjects, for recording and ensuring the integrity of research data, and for protecting the welfare and safety of Human Subjects.

“Collaborator Materials” means all tangible materials not first produced in the performance of this CRADA that are owned or controlled by Collaborator and used in the performance of the Research Plan. The term “Collaborator Materials” does not include “Test Article” (defined below).

“Confidential Information” means confidential scientific, business, financial information, or Identifiable Private Information provided that the information does not include:

(a)	information that is publicly known or that is available from public sources;

(b)	information that has been made available by its owner to others without a confidentiality obligation;

(c)	information that is already known by the receiving Party, or information that is independently created or compiled by the receiving Party without reference to or use of the provided information; or

(d)	information that relates to potential hazards or cautionary warnings associated with the production, handling, or use of the subject matter of the Research Plan.

“Cooperative Research and Development Agreement” or “CRADA” means this Agreement, entered into pursuant to the Federal Technology Transfer Act of 1986, as amended (15 U.S.C. §§ 3710a et seq.), and Executive Order 12591 of April 10, 1987.

“CRADA Data” means all recorded information first produced in the performance of the Research Plan.

“CRADA Materials” means all tangible materials first produced in the performance of the Research Plan other than CRADA Data.

“CRADA Principal Investigator(s)” or “CRADA PI(s)” means the person(s) designated by the Parties who will be responsible for the scientific and technical conduct of the Research Plan. The CRADA PI may also be a Clinical Investigator.

“CRADA Subject Invention” means any Invention of either or both Parties, conceived or first actually reduced to practice in the performance of the Research Plan.

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

“Drug Master File” or “DMF” is described in 21 C.F.R. Part 314.420. A DMF is a submission to the FDA that may be used to provide confidential detailed information about facilities, processes, or articles used in the manufacturing, processing, packaging, and storing of one or more human drugs.

“Effective Date” means the date of the last signature of the Parties executing this Agreement.

“Government” means the Government of the United States of America.

“Human Subject” means, in accordance with the definition in 45 C.F.R. § 46.102(f), a living individual about whom an investigator conducting research obtains:

(a)	data through intervention or interaction with the individual; or

(b)	Identifiable Private Information.

“ICD Materials” means all tangible materials not first produced in the performance of this CRADA that are owned or controlled by ICD and used in the performance of the Research Plan.

“IND” means an “Investigational New Drug Application”, filed in accordance with 21 C.F.R. Part 312 under which clinical investigation of an experimental drug or biologic (Test Article) is performed in Human Subjects in the United States or intended to support a United States licensing action.

“Identifiable Private Information” or “IPI” about a Human Subject means private information from which the identity of the subject is or may readily be ascertained. Regulations defining and governing this information include 45 C.F.R. Part 46 and 21 C.F.R. Part 50.

“Institutional Review Board” or “IRB” means, in accordance with 45 C.F.R. Part 46, 21 C.F.R. part 56, and other applicable regulations, an independent body comprising medical, scientific, and nonscientific members, whose responsibility is to ensure the protection of the rights, safety, and well-being of the Human Subjects involved in a study.

“Invention” means any invention or discovery that is or may be patentable or otherwise protected under Title 35 of the United States Code, or any novel variety of plant which is or may be protectable under the Plant Variety Protection Act, 7 U.S.C. §§ 2321 et seq.

“Investigator’s Brochure” means, in accordance with the definition in 21 C.F.R. § 312.23(a)(5), a document containing information about the Test Article, including animal screening, preclinical toxicology, and detailed pharmaceutical data, including a description of possible risks and side effects to be anticipated on the basis of prior experience with the drug or related drugs, and precautions, such as additional monitoring, to be taken as part of the investigational use of the drug.

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

“Patent Application” means an application for patent protection for a CRADA Subject Invention with the United States Patent and Trademark Office (“U.S.P.T.O.”) or the corresponding patent-issuing authority of another nation.

“Patent” means any issued United States patent, any international counterpart(s), and any corresponding grant(s) by a non-U.S. government in place of a patent.

“Placebo” means an inactive substance identical in appearance to the material being tested that is used to distinguish between drug action and suggestive effect of the material under study.

“Protocol” means the formal, detailed description of a study to be performed as provided for in the Research Plan. It describes the objective(s), design, methodology, statistical considerations, and organization of a trial. For the purposes of this CRADA, the term, Protocol, for clinical research involving Human Subjects, includes any and all associated documents, including informed consent forms, to be provided to Human Subjects and potential participants in the study.

“Raw Data” means the primary quantitative and empirical data first collected from experiments and clinical trials conducted within the scope of this CRADA.

“Research Plan” means the statement in Appendix A of the respective research and development commitments of the Parties, The Research Plan should describe the provisions for sponsoring the IND, clinical and safety monitoring, and data management.

“Sponsor” means, in accordance with the definition in 21 C.F.R. § 312.3, an organization or individual who assumes legal responsibility for supervising or overseeing clinical trials with Test Articles, and is sometimes referred to as the IND holder.

“Steering Committee” means the research and development team whose composition and responsibilities with regard to the research performed under this CRADA are described in Appendix A.

“Summary Data” means any extract or summary of the Raw Data, generated either by, or on behalf of, ICD or by, or on behalf of, Collaborator. Summary Data may include extracts or summaries that incorporate IPI.

“Test Article” means, in accordance with 21 C.F.R. 50.3 (j), any drug (including a biological product), medical device, food additive, color additive, electronic product, or any other article subject to regulation under the Federal Food, Drug, and Cosmetic Act that is intended for administration to humans or animals, including a drug or biologic as identified in the Research Plan and Appendix B, that is used within the scope of the Research Plan. The Test Article may also be referred to as Investigational Agent, Study Material, or Study Product.

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Article 3 Cooperative Research and Development

3.1	Performance of Research and Development. The research and development activities to be carried out under this CRADA will be performed solely by the Parties identified on the Cover Page, unless specifically stated elsewhere in the Agreement. The CRADA PIs will be responsible for coordinating the scientific and technical conduct of this project on behalf of their employers. Any Collaborator employees who will work at ICD facilities will be required to sign a Guest Researcher or Special Volunteer Agreement appropriately modified in view of the terms of this CRADA.

3.2	Research Plan. The Parties recognize that the Research Plan describes the collaborative research and development activities they will undertake and that interim research goals set forth in the Research Plan are good faith guidelines. Should events occur that require modification of these goals, then by mutual agreement the Parties can modify them through an amendment, according to Paragraph 13.6.

3.3	Use and Disposition of Collaborator Materials and ICD Materials. The Parties agree to use Collaborator Materials and ICD Materials only in accordance with the Research Plan and Protocol(s), not to transfer these materials to third parties except in accordance with the Research Plan and Protocol(s) or as approved by the owning or providing Party, and, upon expiration or termination of the CRADA, to dispose of these materials as directed by the owning or providing Party.

3.4	Third-Party Rights in Collaborator’s CRADA Subject Inventions. If Collaborator has received (or will receive) support of any kind from a third party in exchange for rights in any of Collaborator’s CRADA Subject Inventions, Collaborator agrees to ensure that its obligations to the third party are both consistent with Articles 6 through 8 and subordinate to Article 7 of this CRADA.

3.5	Disclosures to ICD. Prior to execution of this CRADA, Collaborator agrees to disclose to ICD all instances in which outstanding royalties are due under a PHS license agreement and in which Collaborator had a PHS license terminated in accordance with 37 C.F.R. § 404.10. These disclosures will be treated as Confidential Information upon request by Collaborator in accordance with the definition in Article 2 and Paragraphs 8.3 and 8.4.

3.6	Clinical Investigator Responsibilities. The Clinical Investigator will be required to submit, or to arrange for submission of, each Protocol associated with this CRADA to the IRB. In addition to the Protocol all associated documents, including informational documents and advertisements, must be reviewed and approved by the IRB before

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starting the research. The research will be done in strict accordance with the Protocol(s) and no substantive changes in a finalized Protocol will be made unless mutually agreed upon, in writing, by the Parties. Research will not commence (or will continue unchanged, if already in progress) until each substantive change to a Protocol, including those required by either the FDA or the IRB, has been integrated in a way acceptable to the Parties, submitted to the FDA (if applicable) and approved by the IRB.

3.7	Investigational Applications.

3.7.1	If an IND is required, ICD will be the IND Sponsor and will submit an IND. All Clinical Investigators must have completed registration documents on file (1572 forms).

3.7.2	When ICD files the IND, Collaborator agrees to provide ICD background data and information necessary to support the IND. Collaborator further agrees to provide a letter of cross-reference to all pertinent regulatory filings sponsored by Collaborator. Collaborator’s employees will be reasonably available to respond to inquiries from the FDA regarding information and data contained in the Collaborator’s IND, DMF, other filings, or other information and data provided to ICD by the Collaborator pursuant to this Article 3.

3.7.3	If Collaborator supplies Confidential Information to ICD in support of an IND filed by ICD, this information will be protected in accordance with the corresponding confidentiality provisions of Article 8.

3.7.4	Collaborator may sponsor its own clinical trials and hold its own IND for studies performed outside the scope of this CRADA. These studies, however, should not adversely affect the ability to accomplish the goal of the Research Plan, for example, by competing for the same study population. All data from those clinical trials are proprietary to Collaborator for purposes of this CRADA.

3.8	Test Article Information and Supply. Collaborator agrees to provide ICD without charge and on a schedule that will ensure adequate and timely performance of the research, a sufficient quantity of formulated and acceptably labeled, clinical-grade Test Article (and, as required by the Protocol(s), Placebo) to complete the clinical trial(s) agreed to and approved under this CRADA. Collaborator will provide a Certificate of Analysis to ICD for each lot of the Test Article provided.

3.9	Test Article Delivery and Usage. Collaborator will ship the Test Article and, if required, Placebo to ICD in containers marked in accordance with 21 C.F.R. § 312.6. ICD agrees that the Clinical Investigators will keep appropriate records and take reasonable steps to ensure that the Test Article is used in accordance with the Protocol(s) and applicable FDA regulations. In addition, ICD agrees that the Test Article (and all Confidential Information supplied by Collaborator relating to the Test Article) will be used solely for

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the conduct of the CRADA research and development activities. Furthermore, ICD agrees that no analysis or modification of the Test Article will be performed without Collaborator’s prior written consent. At the completion of the Research Plan, any unused quantity of Test Article will be returned to Collaborator or disposed as directed by Collaborator. Pharmacy contacts at ICD will be determined by ICD and communicated to Collaborator.

3.10	Monitoring. Subject to the restrictions in Article 8 concerning IPI, and with reasonable advance notice and at reasonable times, ICD will permit Collaborator or its designee(s) to monitor the conduct of the research, as well as to audit source documents containing Raw Data, to the extent necessary to verify compliance with FDA Good Clinical Practice (International Conference on Harmonisation (ICH) E6: “Good Clinical Practice: Consolidated Guidance; 62 Federal Register 25, 691 (1997)) and the Protocol(s).

3.11	FDA Meetings/Communications. All meetings with the FDA concerning any clinical trial within the scope of the Research Plan will be discussed by Collaborator and ICD in advance. Each Party reserves the right to take part in setting the agenda for, to attend, and to participate in these meetings. ICD will provide Collaborator with copies of FDA meeting minutes, all transmittal letters for IND submissions, IND safety reports, formal questions and responses that have been submitted to the FDA, Annual Reports, and official FDA correspondence, pertaining either to the INDs under this CRADA or to the Clinical Investigators on Protocols performed in accordance with the Research Plan, except to the extent that those documents contain the proprietary information of a third party or dissemination is prohibited by law.

Article 4 Reports

4.1	Interim Research and Development Reports. The CRADA PIs should exchange information regularly, in writing. This exchange may be accomplished through meeting minutes, detailed correspondence, circulation of draft manuscripts, Steering Committee reports, copies of Annual Reports and any other reports updating the progress of the CRADA research. However, the Parties must exchange updated Investigator’s Brochure, formulation and preclinical data, and toxicology findings, as they become available.

4.2	Final Research and Development Reports. The Parties will exchange final reports of their results within six (6) months after the expiration or termination of this CRADA. These reports will set forth the technical progress made; any publications arising from the research; and the existence of invention disclosures of potential CRADA Subject Inventions and/or any corresponding Patent Applications.

4.3	Fiscal Reports. If Collaborator has agreed to provide funding to ICD under this CRADA and upon the request of Collaborator, then concurrent with the exchange of final research and development reports according to Paragraph 4.2, ICD will submit to Collaborator a statement of all costs incurred by ICD for the CRADA. If the CRADA has been

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terminated, ICD will specify any costs incurred before the date of termination for which ICD has not received funds from Collaborator, as well as for all reasonable termination costs including the cost of returning Collaborator property or removal of abandoned Collaborator property, for which Collaborator will be responsible.

4.4	Safety Reports. In accordance with FDA requirements ICD, as the IND Sponsor, will establish and maintain records and submit safety reports to the FDA, as required by 21 C.F.R. § 312.32 and 21 C.F.R. 812.150(b)(1), or other applicable regulations. In the conduct of research under this CRADA, the Parties will comply with specific ICD guidelines and policies for reporting ADEs and AEs, as well as procedures specified in the Protocol(s). ICD must provide Collaborator with copies of all Safety Reports concurrently with their submission to the FDA, and with any other information affecting the safety of Human Subjects in research conducted under this CRADA.

4.5	Annual Reports. ICD will provide Collaborator a copy of the Annual Report concurrently with the submission of the Annual Report to the FDA. Annual Reports will be kept confidential in accordance with Article 8.

Article 5 Staffing, Financial, and Materials Obligations

5.1	ICD and Collaborator Contributions. The contributions of any staff, funds, materials, and equipment by the Parties are set forth in Appendix B. The Federal Technology Transfer Act of 1986, 15 U.S.C. § 3710a(d)(1) prohibits ICD from providing funds to Collaborator for any research and development activities under this CRADA.

5.2	ICD Staffing. No ICD employees will devote 100% of their effort or time to the research and development activities under this CRADA. LCD will not use funds provided by Collaborator under this CRADA for ICD personnel to pay the salary of any permanent ICD employee. Although personnel hired by ICD using CRADA funds will focus principally on CRADA research and development activities, Collaborator acknowledges that these personnel may nonetheless make contributions to other research and development activities, and the activities will be outside the scope of this CRADA.

5.3	Collaborator Funding. Collaborator acknowledges that Government funds received by Collaborator from an agency of the Department of Health and Human Services may not be used to fund ICD under this CRADA. If Collaborator has agreed to provide funds to ICD then the payment schedule appears in Appendix B and Collaborator will make payments according to that schedule. If Collaborator fails to make any scheduled payment, ICD will not be obligated to perform any of the research and development activities specified herein or to take any other action required by this CRADA until the funds are received. ICD will use these funds exclusively for the purposes of this CRADA. Each Party will maintain separate and distinct current accounts, records, and other evidence supporting its financial obligations under this CRADA and, upon written request, will provide the other Party a Fiscal Report according to Paragraph 4.3, which delineates all payments made and all obligated expenses, along with the Final Research Report described in Paragraph 4.2.

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

5.4	Capital Equipment. Collaborator’s commitment, if any, to provide ICD with capital equipment to enable the research and development activities under the Research Plan appears in Appendix B. If Collaborator transfers to ICD the capital equipment or provides funds for ICD to purchase it, then ICD will own the equipment. If Collaborator loans capital equipment to ICD for use during the CRADA, Collaborator will be responsible for paying all costs and fees associated with the transport, installation, maintenance, repair, removal, or disposal of the equipment, and ICD will not be liable for any damage to the equipment.

Article 6 Intellectual Property

6.1	Ownership of CRADA Subject Inventions, CRADA Data, and CRADA Materials. Subject to the Government license described in Paragraph 7.5, the sharing requirements of Paragraph 8.1 and the regulatory filing requirements of Paragraph 8.2, the producing Party will retain sole ownership of and title to all CRADA Subject Inventions, all copies of CRADA Data, and all CRADA Materials produced solely by its employee(s). The Parties will own jointly all CRADA Subject Inventions invented jointly and all CRADA Materials developed jointly.

6.2	Reporting. The Parties will promptly report to each other in writing each CRADA Subject Invention reported by their respective personnel, and any Patent Applications filed thereon, resulting from the research and development activities conducted under this CRADA. Each Party will report all CRADA Subject Inventions to the other Party in sufficient detail to determine inventor ship, which will be determined in accordance with U.S. patent law. These reports will be treated as Confidential Information in accordance with Article 8. Formal reports will be made by and to the Patenting and Licensing Offices identified on the Contacts Information Page herein.

6.3	Filing of Patent Applications. Each Party will make timely decisions regarding the filing of Patent Applications on the CRADA Subject Inventions made solely by its employee(s), and will notify the other Party in advance of filing. Collaborator will have the first opportunity to file a Patent Application on joint CRADA Subject Inventions and will notify PHS of its decision within sixty (60) days of an Invention being reported or at least thirty (30) days before any patent filing deadline, whichever occurs sooner. If Collaborator fails to notify PHS of its decision within that time period or notifies PHS of its decision not to file a Patent Application, then PHS has the right to file a Patent Application on the joint CRADA Subject Invention. Neither Party will be obligated to file a Patent Application. Collaborator will place the following statement in any Patent Application it files on a CRADA Subject. Invention: “This invention was created in the performance of a Cooperative Research and Development Agreement with the [INSERT into Agency’s model as appropriate: National Institutes of Health, Food and Drug

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Administration, Centers for Disease Control and Prevention], an Agency of the Department of Health and Human Services. The Government of the United States has certain rights in this invention.” If either Party files a Patent Application on a joint CRADA Subject Invention, then the filing Party will include a statement within the Patent Application that clearly identifies the Parties and states that the joint CRADA Subject Invention was made under this CRADA.

6.4	Patent Expenses. Unless agreed otherwise, the Party filing a Patent Application will pay all preparation and filing expenses, prosecution fees, issuance fees, post issuance fees, patent maintenance fees, annuities, interference expenses, and attorneys’ fees for that Patent Application and any resulting Patent(s). If a license to any CRADA Subject Invention is granted to Collaborator, then Collaborator will be responsible for all expenses and fees, past and future, in connection with the preparation, filing, prosecution, and maintenance of any Patent Applications and Patents claiming exclusively licensed CRADA Subject Inventions and will be responsible for a pro-rated share, divided equally among all licensees, of those expenses and fees for non-exclusively licensed CRADA Subject Inventions. Collaborator may waive its exclusive option rights at any time, and incur no subsequent financial obligation for those Patent Application(s) or Patent(s).

6.5	Prosecution of Patent Applications. The Party filing a Patent Application will provide the non-filing Party with a copy of any official communication relating to prosecution of the Patent Application within thirty (30) days of transmission of the communication. Each Party will also provide the other Party with the power to inspect and make copies of all documents retained in the applicable Patent Application or Patent file. The Parties agree to consult with each other regarding the prosecution of Patent Applications directed to joint CRADA Subject Inventions. If Collaborator elects to file and prosecute Patent Applications on joint CRADA Subject Inventions, then Collaborator agrees to use the U.S.P.T.O. Customer Number Practice and/or grant PHS a power(s) of attorney (or equivalent) necessary to assure PHS access to its intellectual property rights in these Patent Applications. PHS and Collaborator will cooperate with each other to obtain necessary signatures on Patent Applications, assignments, or other documents.

Article 7 Licensing

7.1	Background Inventions. Other than as specifically stated in this Article 7, nothing in this CRADA will be construed to grant any rights in one Party’s Background Invention(s) to the other Party, except to the extent necessary for the Parties to conduct the research and development activities described in the Research Plan.

7.2	Collaborator’s License Option to CRADA Subject Inventions. With respect to Government rights to any CRADA Subject Invention made solely by an ICD employee(s) or made jointly by an ICD employee(s) and a Collaborator employee(s) for which a Patent Application was filed, PHS hereby grants to Collaborator an exclusive option to elect an exclusive or nonexclusive commercialization license. The license will be

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substantially in the form of the appropriate model PHS license agreement and will fairly reflect the nature of the CRADA Subject Invention, the relative contributions of the Parties to the CRADA Subject Invention and the CRADA, a plan for the development and marketing of the CRADA Subject Invention, the risks incurred by Collaborator, and the costs of subsequent research and development needed to bring the CRADA Subject Invention to the marketplace. The field of use of the license will not exceed the scope of the Research Plan.

7.3	Exercise of Collaborator’s License Option. To exercise the option of Paragraph 7.2 Collaborator must submit a written notice to the PHS Patenting and Licensing Contact identified on the Contacts Information Page (and provide a copy to the ICD Contact for CRADA Notices) within three (3) months after either (i) Collaborator receives written notice from PHS that the Patent Application has been filed or (ii) the date on which Collaborator files the Patent Application. The written notice exercising this option will include a completed “Application for License to Public Health Service Inventions” and will initiate a negotiation period that expires nine (9) months after the exercise of the option. If PHS has not responded in writing to the last proposal by Collaborator within this nine (9) month period, the negotiation period will be extended to expire one (1) month after PHS so responds, during which month Collaborator may accept in writing the final license proposal of PHS. In the absence of Collaborator’s exercise of the option, or upon election of a nonexclusive license, PHS will be free to license the CRADA Subject Invention to others. These time periods may be extended at the sole discretion of PHS upon good cause shown in writing by Collaborator.

7.4	Government License in ICD Sole CRADA Subject Inventions and Joint CRADA Subject Inventions. Pursuant to 15 U.S.C. § 3710a(b)(1)(A), for CRADA Subject Inventions owned solely by ICD or jointly by ICD and Collaborator, and licensed pursuant to the option of Paragraph 7.2, Collaborator grants to the Government a nonexclusive, nontransferable, irrevocable, paid-up license to practice the CRADA Subject Invention or have the CRADA Subject Invention practiced throughout the world by or on behalf of the Government. In the exercise of this license, the Government will not publicly disclose trade secrets or commercial or financial information that is privileged or confidential within the meaning of 5 U.S.C. § 552(b)(4) or which would be considered privileged or confidential if it had been obtained from a non-federal party.

7.5	Government License in Collaborator Sole CRADA Subject Inventions. Pursuant to 15 U.S.C. § 3710a(b)(2), for CRADA Subject Inventions made solely by an employee of Collaborator, Collaborator grants to the Government a nonexclusive, nontransferable, irrevocable, paid-up license to practice the CRADA Subject Invention or have the CRADA Subject Invention practiced throughout the world by or on behalf of the Government for research or other Government purposes.

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7.6	Third Party License. Pursuant to 15 U.S.C. § 3710a(b)(1)(B), if PHS grants Collaborator an exclusive license to a CRADA Subject Invention made solely by an ICD employee or jointly with a Collaborator employee, the Government will retain the right to require Collaborator to grant to a responsible applicant a nonexclusive, partially exclusive, or exclusive sublicense to use the CRADA Subject Invention in Collaborator’s licensed field of use on terms that are reasonable under the circumstances; or, if Collaborator fails to grant a license, to grant a license itself. The exercise of these rights by the Government will only be in exceptional circumstances and only if the Government determines (i) the action is necessary to meet health or safety needs that are not reasonably satisfied by Collaborator, (ii) the action is necessary to meet requirements for public use specified by federal regulations, and such requirements are not reasonably satisfied by Collaborator; or (iii) Collaborator has failed to comply with an agreement containing provisions described in 15 U.S.C. § 3710a(c)(4)(B). The determination made by the Government under this Paragraph is subject to administrative appeal and judicial review under 35 U.S.C. § 203(2).

7.7	Third-Party Rights In ICD Sole CRADA Subject Inventions. For a CRADA Subject Invention conceived prior to the Effective Date solely by an ICD employee that is first actually reduced to practice after the Effective Date in the performance of the Research Plan, the option offered to Collaborator in Paragraph 7.2 may be restricted if, prior to the Effective Date, PHS had filed a Patent Application and has either offered or granted a license in the CRADA Subject Invention to a third party. Collaborator nonetheless retains the right to apply for a license to any such CRADA Subject Invention in accordance with the terms and procedures of 35 U.S.C. § 209 and 37 C.F.R. Part 404.

7.8	Joint CRADA Subject Inventions Not Exclusively Licensed by Collaborator. If Collaborator does not acquire an exclusive commercialization license in a joint CRADA Subject Invention in all fields of use then, for those fields of use not exclusively licensed to Collaborator, each Party will have the right to use the joint CRADA Subject Invention and to license its use to others, and each Party will cooperate with the other, as necessary, to fulfill international licensing requirements. The Parties may agree to a joint licensing approach for any remaining fields of use.

Article 8 Rights of Access and Publication

8.1	Right of Access to CRADA Data and CRADA Materials. ICD and Collaborator agree to exchange all CRADA Data and to share all CRADA Materials. If the CRADA is terminated, both Parties agree to provide CRADA Materials in quantities needed to complete the Research Plan. Such provision will occur before the termination date of the CRADA or sooner, if required by the Research Plan. If Collaborator possesses any human biological specimens from clinical trials under the CRADA, the specimens must be handled as described in the Protocol or as otherwise directed by ICD before the termination date of the CRADA.

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8.2	Use of CRADA Data and CRADA Materials. The Parties will be free to utilize CRADA Data and CRADA Materials internally for their own purposes, consistent with their obligations under this CRADA. The Parties may share CRADA Data or CRADA Materials with their Affiliates, agents or contractors provided the obligations of this Article 8.2 are simultaneously conveyed.

8.2.1	CRADA Data.

Collaborator and ICD will use reasonable efforts to keep CRADA Data confidential until published or until corresponding Patent Applications are filed. To the extent permitted by law, each Party will have the right to use any and all CRADA Data in and for any regulatory filing by or on behalf of the Party.

8.2.2	CRADA Materials.

Collaborator and ICD will use reasonable efforts to keep descriptions of CRADA Materials confidential until published or until corresponding Patent Applications are filed. Collaborator acknowledges that the basic research mission of PHS includes sharing with third parties for further research those research resources made in whole or in part with NIH funding. Consistent with this mission and the tenets articulated in “Sharing of Biomedical Research Resources: Principles and Guidelines for Recipients of NIH Research Grants and Contracts”, December 1999, available at http://ott.od.nih.gov/NewPages/RTguide_final.html, following publication either Party may make available to third parties for further research those CRADA Materials made jointly by both PHS and Collaborator. Notwithstanding the above, if those joint CRADA Materials are the subject of a pending Patent Application or a Patent, or were created using a patent-pending or patented material or technology, the Parties may agree to restrict distribution or freely distribute them. Either Party may distribute those CRADA Materials made solely by the other Party only upon written consent from that other Party or that other Party’s designee.

8.3	Confidential Information. Each Party agrees to limit its disclosure of Confidential Information to the amount necessary to carry out the Research Plan, and will place a confidentiality notice on all this information. A Party orally disclosing Confidential Information to the other Party will summarize the disclosure in writing and provide it to the other Party within fifteen (15) days of the disclosure. Each Party receiving Confidential Information agrees to use it only for the purposes described in the Research Plan. Either Party may object to the designation of information as Confidential Information by the other Party.

8.4	Protection of Confidential Information. Confidential Information will not be disclosed, copied, reproduced or otherwise made available to any other person or entity without the consent of the owning or providing Party except as required by a court or administrative body of competent jurisdiction, or federal law or regulation. Each Party agrees to use reasonable efforts to maintain the confidentiality of Confidential Information, which will in no instance be less effort than the Party uses to protect its own Confidential Information. Each Party agrees that a Party receiving Confidential Information will not

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be liable for the disclosure of that portion of the Confidential Information which, after notice to and consultation with the disclosing Party, the receiving Party determines may not be lawfully withheld, provided the disclosing Party has been given a reasonable opportunity to seek a court order to enjoin disclosure.

8.5	Human Subject Protection. The research to be conducted under this CRADA involves Human Subjects or human tissues within the meaning of 45 C.F.R. Part 46, and all research to be performed under this CRADA will conform to applicable federal laws and regulations. Additional information is available from the HHS Office for Human Research Protections (http://www.hhs.gov/ohrp/).

8.6	Duration of Confidentiality Obligation. The obligation to maintain the confidentiality of Confidential Information will expire at the earlier of the date when the information is no longer Confidential Information as defined in Article 2 or three (3) years after the expiration or termination date of this CRADA, except for IPI, for which the obligation to maintain confidentiality will extend indefinitely. Collaborator may request an extension to this term when necessary to protect Confidential Information relating to products not yet commercialized.

8.7	Publication. The Parties are encouraged to make publicly available the results of their research and development activities. Before either Party submits a paper or abstract for publication or otherwise intends to publicly disclose information about a CRADA Subject Invention, CRADA Data, or CRADA Materials, the other Party will have thirty (30) days to review proposed manuscripts and three (3) days to review proposed abstracts to assure that Confidential Information is protected. Either Party may request in writing that the proposed publication or other disclosure be delayed for up to thirty (30) additional days as necessary to file a Patent Application.

Article 9 Representations and Warranties

9.1	Representations of ICD. ICD hereby represents to Collaborator that:

9.1.1	ICD has the requisite power and authority to enter into this CRADA and to perform according to its terms, and that ICD’s official signing this CRADA has authority to do so.

9.1.2	To the best of its knowledge and belief, neither ICD nor any of its personnel involved in this CRADA is presently subject to debarment or suspension by any agency of the Government which would directly affect its performance of the CRADA. Should ICD or any of its personnel involved in this CRADA be debarred or suspended during the term of this CRADA, ICD will notify Collaborator within thirty (30) days of receipt of final notice.

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

9.2	Representations and Warranties of Collaborator. Collaborator hereby represents and warrants to ICD that:

9.2.1	Collaborator has the requisite power and authority to enter into this CRADA and to perform according to its terms, and that Collaborator’s official signing this CRADA has authority to do so.

9.2.2	Neither Collaborator nor any of its personnel involved in this CRADA, including Affiliates, agents, and contractors are presently subject to debarment or suspension by any agency of the Government. Should Collaborator or any of its personnel involved in this CRADA be debarred or suspended during the term of this CRADA, Collaborator will notify ICD within thirty (30) days of receipt of final notice.

9.2.3	Subject to Paragraph 12.3, and if and to the extent Collaborator has agreed to provide funding under Appendix B, Collaborator is financially able to satisfy these obligations in a timely manner.

9.2.4	The Test Article provided has been produced in accordance with the FDA’s current Good Manufacturing Practice set out in 21 C.F.R. §§ 210-211 and ICH QA7, and meets the specifications cited in the Certificate of Analysis and Investigator’s Brochure provided.

Article 10 Expiration and Termination

10.1	Expiration. This CRADA will expire on the last date of the term set forth on the Summary Page. In no case will the term of this CRADA extend beyond the term indicated on the Summary Page unless it is extended in writing in accordance with Paragraph 13.6.

10.2	Termination by Mutual Consent. ICD and Collaborator may terminate this CRADA at any time by mutual written consent.

10.3	Unilateral Termination. Either ICD or Collaborator may unilaterally terminate this CRADA at any time by providing written notice at least sixty (60) days before the desired termination date. ICD may, at its option, retain funds transferred to ICD before unilateral termination by Collaborator for use in completing the Research Plan. If Collaborator terminates this Agreement before the completion of all approved or active Protocol(s), then Collaborator will supply enough Test Article (and Placebo, if applicable) to complete these Protocol(s) unless termination is for safety concerns.

10.4	Funding for ICD Personnel. If Collaborator has agreed to provide funding for ICD personnel and this CRADA is mutually or unilaterally terminated by Collaborator before its expiration, then Collaborator agrees that funds for that purpose will be available to ICD for a period of six (6) months after the termination date or until the expiration date of the CRADA, whichever occurs sooner. If there are insufficient funds to cover this expense, Collaborator agrees to pay the difference.

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

10.5	New Commitments. Neither Party will incur new expenses related to this CRADA after expiration, mutual termination, or a notice of a unilateral termination and will, to the extent feasible, cancel all outstanding commitments and contracts by the termination date. Collaborator acknowledges that ICD will have the authority to retain and expend any funds for up to one (1) year subsequent to the expiration or termination date to cover any unpaid costs obligated during the term of the CRADA in undertaking the research and development activities set forth in the Research Plan.

10.6	Collaborator Failure to Continue Development. If Collaborator suspends development of the Test Article without the transfer of its active development efforts, assets, and obligations to a third party within ninety (90) days of discontinuation, Collaborator agrees that ICD may continue developing the Test Article. In that event, the following will apply:

10.6.1	Collaborator agrees to transfer to ICD all information necessary to enable ICD to contract for the manufacture of the Test Article and, unless abandoned for reasons relating to safety as determined by the data safety monitoring board, to provide the Test Article (and Placebo, if any) in Collaborator’s inventory to ICD.

10.6.2	Further, Collaborator hereby grants to ICD a nonexclusive, irrevocable, world-wide, paid-up license to practice, or have practiced for or on behalf of the Government, any Background Invention that Collaborator may currently have or will obtain on the Test Article, its manufacture, or on any method of using the Test Article for the indication(s) described in the Research Plan, including the right to sublicense to third parties.

Article 11 Disputes

11.1	Settlement. Any dispute arising under this CRADA which is not disposed of by agreement of the CRADA Principal Investigators will be submitted jointly to the signatories of this CRADA. If the signatories, or their designees, are unable to jointly resolve the dispute within thirty (30) days after notification thereof, the Assistant Secretary for Health (or his/her designee or successor) will propose a resolution. Nothing in this Paragraph will prevent any Party from pursuing any additional administrative remedies that may be available and, after exhaustion of such administrative remedies, pursuing all available judicial remedies.

11.2	Continuation of Work. Pending the resolution of any dispute or claim pursuant to this Article 11, the Parties agree that performance of all obligations will be pursued diligently.

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Article 12 Liability

12.1	NO WARRANTIES. EXCEPT AS SPECIFICALLY STATED IN ARTICLE 9, THE PARTIES MAKE NO EXPRESS OR IMPLIED WARRANTY AS TO ANY MATTER WHATSOEVER, INCLUDING THE CONDITIONS OF THE RESEARCH OR ANY INVENTION OR MATERIAL, WHETHER TANGIBLE OR INTANGIBLE, MADE OR DEVELOPED UNDER OR OUTSIDE THE SCOPE OF THIS CRADA, OR THE OWNERSHIP, MERCHANTABILITY, OR FITNESS FOR A PARTICULAR PURPOSE OF THE RESEARCH OR ANY INVENTION OR MATERIAL, OR THAT A TECHNOLOGY UTILIZED BY A PARTY IN THE PERFORMANCE OF THE RESEARCH PLAN DOES NOT INFRINGE ANY THIRD-PARTY PATENT RIGHTS.

12.2	Indemnification and Liability. Collaborator agrees to hold the Government harmless and to indemnify the Government for all liabilities, demands, damages, expenses and losses arising out of the use by Collaborator for any purpose of the CRADA Data, CRADA Materials or CRADA Subject Inventions produced in whole or part by ICD employees under this CRADA, unless due to the negligence or willful misconduct of ICD, its employees, or agents. The Government has no statutory authority to indemnify Collaborator. Each Party otherwise will be liable for any claims or damages it incurs in connection with this CRADA, except that ICD, as an agency of the Government, assumes liability only to the extent provided under the Federal Tort Claims Act , 28 U.S.C. Chapter 171.

12.3	Force Majeure. Neither Party will be liable for any unforeseeable event beyond its reasonable control and not caused by its own fault or negligence, which causes the Party to be unable to perform its obligations under this CRADA, and which it has been unable to overcome by the exercise of due diligence. If a force majeure event occurs, the Party unable to perform will promptly notify the other Party. It will use its best efforts to resume performance as quickly as possible and will suspend performance only for such period of time as is necessary as a result of the force majeure event.

Article 13 Miscellaneous

13.1	Governing Law. The construction, validity, performance and effect of this CRADA will be governed by U.S. federal law, as applied by the federal courts in the District of Columbia. If any provision in this CRADA conflicts with or is inconsistent with any U.S. federal law or regulation, then the U.S. federal law or regulation will preempt that provision.

13.2	Compliance with Law. ICD and Collaborator agree that they will comply with, and advise any contractors, grantees, or agents they have engaged to conduct the CRADA research and development activities to comply with, all applicable Executive Orders, statutes, and HHS regulations relating to research on human subjects (45 C.F.R. Part 46, 21 C.F.R. Parts 50 and 56) and relating to the appropriate care and use of laboratory

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

animals (7 U.S.C. § 2131 et seq.; 9 C.F.R. Part 1, Subchapter A). ICD and Collaborator will advise any contractors, grantees, or agents they have engaged to conduct clinical trials for this CRADA that they must comply with all applicable federal regulations for the protection of Human Subjects, which may include the Standards for Privacy of Individually Identifiable Health Information set forth in 45 C.F.R. Part 164. Collaborator agrees to ensure that its employees, contractors, and agents who might have access to a “select agent or toxin” (as that term is defined in 42 C.F.R. §§ 73.4-73.5) transferred from ICD is properly licensed to receive the “select agent or toxin”.

13.3	Waivers. None of the provisions of this CRADA will be considered waived by any Party unless a waiver is given in writing to the other Party. The failure of a Party to insist upon strict performance of any of the terms and conditions hereof, or failure or delay to exercise any rights provided herein or by law, will not be deemed a waiver of any rights of any Party.

13.4	Headings. Titles and headings of the articles and paragraphs of this CRADA are for convenient reference only, do not form a part of this CRADA, and will in no way affect its interpretation.

13.5	Severability. The illegality or invalidity of any provisions of this CRADA will not impair, affect, or invalidate the other provisions of this CRADA.

13.6	Amendments. Minor modifications to the Research Plan may be made by the mutual written consent of the CRADA Principal Investigators. Substantial changes to the CRADA, extensions of the term, or any changes to Appendix C will become effective only upon a written amendment signed by the signatories to this CRADA or by their representatives duly authorized to execute an amendment. A change will be considered substantial if it directly expands the range of the potential CRADA Subject Inventions, alters the scope or field of any license option governed by Article 7, or requires a significant increase in the contribution of resources by either Party.

13.7	Assignment. Neither this CRADA nor any rights or obligations of any Party hereunder will be assigned or otherwise transferred by either Party without the prior written consent of the other Party. This CRADA will be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

13.8	Notices. All notices pertaining to or required by this CRADA will be in writing, signed by an authorized representative of the notifying Party, and delivered by first class, registered, or certified mail, or by an express/overnight commercial delivery service, prepaid and properly addressed to the other Party at the address designated on the Contacts Information Page, or to any other address designated in writing by the other Party. Notices will be considered timely if received on or before the established deadline date or sent on or before the deadline date as verifiable by U.S. Postal Service postmark or dated receipt from a commercial carrier. Notices regarding the exercise of license options will be made pursuant to Paragraph 7.3. Either Party may change its address by notice given to the other Party in the manner set forth above.

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

13.9	Independent Contractors. The relationship of the Parties to this CRADA is that of independent contractors and not agents of each other or joint venturers or partners. Each Party will maintain sole and exclusive control over its personnel and operations.

13.10	Use of Name; Press Releases. By entering into this CRADA, the Government does not directly or indirectly endorse any product or service that is or will be provided, whether directly or indirectly related to either this CRADA or to any patent or other intellectual-property license or agreement that implements this CRADA by Collaborator, its successors, assignees, or licensees. Collaborator will not in any way state or imply that the Government or any of its organizational units or employees endorses any product or services. Each Party agrees to provide proposed press releases that reference or rely upon the work under this CRADA to the other Party for review and comment at least five (5) business days before publication. Either Party may disclose the Title and Abstract of the CRADA to the public without the approval of the other Party.

13.11	Reasonable Consent. Whenever a Party’s consent or permission is required under this CRADA, its consent or permission will not be unreasonably withheld.

13.12	Export Controls. Collaborator agrees to comply with U.S. export law and regulations. If Collaborator has a need to transfer any CRADA Materials made in whole or in part by ICD, or ICD Materials, or ICD’s Confidential Information to a person located in a country other than the United States, to an Affiliate organized under the laws of a country other than the United States, or to an employee of Collaborator in the United States who is not a citizen or permanent resident of the United States, Collaborator will acquire any and all necessary export licenses and other appropriate authorizations.

13.13	Entire Agreement. This CRADA constitutes the entire agreement between the Parties concerning the subject matter of this CRADA and supersedes any prior understanding or written or oral agreement.

13.14	Survivability. The provisions of Paragraphs 3.3, 3.4, 3.8, 4.2, 4.3, 5.3, 5.4, 6.1-9.2, 10.3-10.6, 11.1, 11.2, 12.1-12.3, 13.1-13.3, 13.7, 13.10 and 13.14 will survive the expiration or early termination of this CRADA.

SIGNATURES BEGIN ON THE NEXT PAGE

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

PUBLIC HEALTH SERVICE

COOPERATIVE RESEARCH AND DEVELOPMENT AGREEMENT

FOR INTRAMURAL-PHS CLINICAL RESEARCH

SIGNATURE PAGE

ACCEPTED AND AGREED

BY EXECUTING THIS AGREEMENT, EACH PARTY REPRESENTS THAT ALL STATEMENTS MADE HEREIN ARE TRUE, COMPLETE, AND ACCURATE TO THE BEST OF ITS KNOWLEDGE. COLLABORATOR ACKNOWLEDGES THAT IT MAY BE SUBJECT TO CRIMINAL, CIVIL, OR ADMINISTRATIVE PENALTIES FOR KNOWINGLY MAKING A FALSE, FICTITIOUS, OR FRAUDULENT STATEMENT OR CLAIM,

FOR ICD:

/s/ Anna D. Barker	4/29/08
Signature	Date

Typed Name: Anna D. Barker, Ph.D.
Title: Deputy Director, NCI

FOR COLLABORATOR:

/s/ Jeffrey Rona	5/8/08
Signature	Date

Typed Name: Jeffrey Rona
Title: Chief Business Officer

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

PUBLIC HEALTH SERVICE

COOPERATIVE RESEARCH AND DEVELOPMENT AGREEMENT

FOR INTRAMURAL-PHS CLINICAL RESEARCH

CONTACTS INFORMATION PAGE

CRADA Notices

For ICD:	For Collaborator:

Technology Transfer Center	Chief Medical Officer
National Cancer Institute	Attn: Dr. David Apelian
Rockville, MD 20852	1450 Infinite Dr.
Phone: 301-496-0477	Louisville, CO 80027
Fax: 301-402-2117	Phone: 303-625-2860
Fax: 303-625-2710

Patenting and Licensing

For ICD:	For Collaborator (if separate from above):

Division Director, Division of Technology Development and Transfer	Chief Medical Officer
NIH Office of Technology Transfer	Attn: Jeffrey Rona
6011 Executive Boulevard, Suite 325	1450 Infinite Dr.
Rockville, Maryland 20852-3804	Louisville, CO 80027
Tel: 301-496-7057	Phone: 303-625-2720
Fax: 301-402-0220	Fax: 303-625-2710

Delivery of Materials Identified In Appendix B (if any)

For ICD:	For Collaborator:

Dr. Jeffrey Schlom	Vice President Research & Development
10 Center Drive, MSC 1750	Attn: Dr. Alex Franzusoff
Building 10, Room 8B09	1450 Infinite Dr.
Bethesda, MD 20892	Louisville, CO 80027
Phone: 301-496-4343	Phone: 303-625-2830
Fax: 301-496-2726	Fax: 303-625-2710
Email: js141c@nih.gov	Email: alex.franzusoff@globeimmune.com

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

PUBLIC HEALTH SERVICE

COOPERATIVE RESEARCH AND DEVELOPMENT AGREEMENT

FOR INTRAMURAL-PHS CLINICAL RESEARCH

CONTACTS INFORMATION PAGE

CRADA Notices

SUMMARY PAGE

EITHER PARTY MAY, WITHOUT FURTHER CONSULTATION OR PERMISSION,

RELEASE THIS SUMMARY PAGE TO THE PUBLIC.

TITLE OF CRADA: Preclinical and Clinical Development of GlobeImmune, Inc.’s Proprietary Yeast-Based Tarmogens Expressing Tumor-Associated Antigens for Cancer Immunotherapy

PHS [ICD] Component: ICD CRADA Principal Investigator:	National Cancer Institute, NIH Jeffrey Schlom, Ph.D.

Collaborator: Collaborator CRADA Principal Investigator:	GlobeImmune, Inc. Alex Franzusoff, Ph.D.

Term of CRADA:	Five (5) years from the Effective Date

ABSTRACT OF THE RESEARCH PLAN:

GlobeImmune, Inc. and the National Cancer Institute, National Institutes of Health, will collaborate under a Cooperative Research and Development Agreement on the preclinical and clinical development of GlobeImmune’s proprietary yeast-based Tarmogens expressing tumor-associated antigens as potential vaccines for the prevention and/or therapy of a range of human cancers.

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

PUBLIC HEALTH SERVICE

COOPERATIVE RESEARCH AND DEVELOPMENT AGREEMENT

FOR INTRAMURAL-PHS CLINICAL RESEARCH

APPENDIX A

RESEARCH PLAN

TITLE OF CRADA

Preclinical and Clinical Development of GlobeImmune, Inc.’s Proprietary Yeast-Based

Tarmogens Expressing Tumor-Associated Antigens for Cancer Immunotherapy

NCI, NIH Principal Investigator

Jeffrey Schlom, Ph.D.

Laboratory of Tumor Immunology and Biology (LTIB), Center for Cancer Research

(CCR), National Cancer Institute (NCI)

Collaborator Principal Investigator

Alex Franzusoff, Ph.D.

Vice-President of Research and Development

GlobeImmune, Inc.

Term of CRADA

Five (5) years from the Effective Date.

GOAL OF THIS CRADA

The principal goal of this CRADA is to evaluate the potential therapeutic benefit of administering GlobeImmune, Inc.’s proprietary whole recombinant heat-killed yeast vaccine (referred to herein as “Tarmogens” ((Targeted Molecular Immunogens)) expressing NCI-supplied tumor antigens for the treatment and/or prevention of cancer in animals and in humans. Activities under this CRADA will involve the cooperation and collaboration of LTIB at NCI and the Division of Cancer Treatment and Diagnosis (DCTD) at NCI.

The subject matter of this CRADA including any in vitro and in vivo testing conducted by Dr. Jeffrey Schlom is strictly limited to the development of vaccines that utilize NCI’s proprietary tumor associated antigens and GlobeImmune, Inc.’s proprietary Tarmogens.

The objectives of this CRADA will be divided into two parts:

Part I:	[*]

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Part II:	[*]

INTRODUCTION

Dr. Jeffrey Schlom and his colleagues at the LTIB have developed a number of preclinical models and vaccine strategies to investigate the therapeutic benefits of cancer vaccines against cancer. In these approaches, TAAs which are primarily expressed in human tumor cells and not expressed or minimally expressed in normal tissues have been employed to generate a tumor-specific immune response that results in tumor destruction. The LTIB scientists have extensive experience in preclinical models in the analysis of immune responses directed against a range of TAAs. They have the demonstrated ability to analyze a range of immune cell subsets, including CD4, CDS, Natural Killer (NK), and regulatory T cells.

The LTIB scientists also have extensive experience in: (A) The development and use of animal models to analyze both the immune response and the therapeutic efficacy of cancer vaccines. They have developed animal models in which the tumors express self antigens so that one can assess the ability of a vaccine to break immune tolerance. They have also developed animal models involving subcutaneous tumors, lung metastasis, orthotopic renal cell cancers, and spontaneous mammary carcinomas. (B) The design and evaluation of vaccine combination therapy regimens, including the use of vaccines with chemotherapeutic agents, small molecule targeted therapeutics, monoclonal antibodies, external beam radiation, chelated radionuclides, and cytokines. (C) The modification of human TAAs to enhance their immunogenicity and in the development of subsequent agonist epitopes of those TAAs]. (D) The analysis of human TAAs for their ability to activate human T-cell responses in vitro. (E) The planning and carrying out of clinical trials involving cancer vaccines as monotherapy or in combination therapies for a range of human cancers. (F) And the analysis of immune responses of patients both pre- and post-vaccination.

GlobeImmune, Inc. has developed a unique technology of recombinant yeast-based vaccines termed Tarmogens. In the context of this CRADA only, Tarmogens are whole, recombinant Saccharomyces cerevisiae yeast genetically modified to express one or more protein targets that stimulate the immune system against diseased cells. The whole yeast, with the antigen(s) expressed inside, is the product that is administered to the patient.

BACKGROUND

It has been shown that human tumors express a range of antigens that are overexpressed or uniquely expressed as compared to normal human adult tissues. This information can be exploited by inducing the immune system to generate an immune response to these TAAs by the use of recombinant vaccines expressing these TAAs. One of the major problems of this approach, however, is that many of these “self” antigens are weakly immunogenic. Thus, strategies must be developed in which the presentation of these antigens to the immune system results in far greater activation of immune responses than would be achieved naturally in the host. The generation of a vehicle that would enhance the presentation of a given TAA to the immune system would be a major step forward toward the development of a vaccine for the therapy and/or prevention of a range of human cancers.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Yeast delivered tumor antigens activate innate immunity as well as antigen-specific immune responses. The use of yeast-based vaccines has been shown to be effective for cancer immunotherapy in preclinical animal models. A Phase I trial performed by GlobeImmune, Inc., outside the scope of this CRADA, demonstrated that administering GI-4000 yeast Tarmogens expressing a mutated Ras gene was well-tolerated (i.e. no drug-related serious adverse events; only adverse events confined to self-resolving injection site reactions and mild constitutional symptoms) and was immunogenic in 33 subjects with metastatic colorectal and pancreas cancer. Additionally, two other clinical studies, outside the scope of this CRADA, are being performed by GlobeImmune, Inc. A randomized, placebo-controlled Phase 2 trial is underway at multiple centers to test GI-4000 mutated Ras-expressing yeast in combination with adjuvant gemcitabine in subjects with newly resected pancreas cancer. In addition, the GI-5005 yeast Tarmogen expressing two hepatitis C virus (HCV) proteins is being tested in a randomized, placebo-controlled Phase 1b trial in subjects with chronic HCV infection. The interim results from that trial confirm that administration of yeast-based immunotherapeutic products is well-tolerated and immunogenic for yeast-expressed antigens in humans. The dual contributions to immune activation arise from the inherent “adjuvant-like” properties of yeast combined with direct delivery of the expressed tumor antigen for processing and presentation to the immune system.

GlobeImmune, Inc. and the LTIB, have recently carried out a series of collaborative studies on the generation and analysis of yeast-based vaccines in preclinical models under a CRADA Letter of Intent (LOI) that was executed August 15, 2007. This has resulted in a recently completed study, submitted for publication, which demonstrated the effects of treatment with recombinant yeast on murine immature dendritic cells (DCs). Yeast expressing human CEA as a model antigen was studied. CEA is overexpressed in a number of epithelial ductal cancers, including non-small cell lung, gastrointestinal (colorectal, pancreas), breast, and ovarian cancers. Injection of mice subcutaneously with yeast-CEA resulted in rapid increases in Major Histocompatibility Complex (MHC) class II+ cells and total antigen-presenting cells in draining lymph nodes. Post-treatment with yeast-CEA, DCs rapidly elevated both MHC class I and II, numerous costimulatory molecules and other DC maturation markers, and secreted a range of Type I inflammatory cytokines. Gene expression arrays also revealed the rapid up-regulation of numerous cytokine and chemokine mRNAs, as well as genes involved in signal transduction and antigen uptake. Functional studies demonstrated enhanced allospecific reactivity of DCs following treatment with yeast-CEA or control yeast. Lastly, treatment of DCs with yeast-CEA resulted in specific activation of CEA-specific CDS+ T cells in an MHC-restricted manner.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

In a second study conducted under the LOI, experiments were performed to determine if vaccination of CEA-transgenic mice (wherein CEA is a self-antigen) with yeast-CEA elicits CEA-specific T-cell responses and antitumor activity; these results have recently been submitted for publication. CEA-transgenic mice were vaccinated with yeast-CEA, and CD4+ and CD8+ T-cell responses were assessed after one and multiple administrations or vaccinations at multiple sites per administration. Antitumor activity was determined by tumor growth and overall survival in both pulmonary metastasis and subcutaneous pancreatic tumor models. These studies demonstrated that recombinant yeast can indeed break tolerance and that a) yeast-CEA constructs can elicit both CEA-specific CD4+ and CD8+ T-cell responses; b) repeated yeast-CEA administration causes increased antigen-specific T-cell responses after each vaccination; c) vaccination with yeast-CEA at multiple sites induces a greater T-cell response than the same dose given at a single site; and d) tumor-bearing mice vaccinated with yeast-CEA show a reduction in tumor burden and increased overall survival compared to mock-treated or control yeast-vaccinated mice in both pulmonary metastasis and subcutaneous pancreatic tumor models. Thus vaccination with a heat-killed recombinant yeast construct expressing the tumor-associated antigen CEA induces CEA-specific immune responses, reduces tumor burden, and extends overall survival in CEA-transgenic mice. These studies thus support the rationale for the incorporation of recombinant yeast-CEA and other recombinant yeast constructs in cancer immunotherapy protocols.

In recent studies conducted under the LOI (manuscript in preparation), it was demonstrated that yeast-CEA is extremely efficient in activating human DCs. Yeast-CEA treated human DCs were shown to upregulate a range of human T-cell costimulatory molecules and to increase the expression of a range of proinflammatory cytokines, including IL-12, TNF-alpha, and interferon-gamma. Gene expression profiles of human DCs treated with yeast-CEA revealed increased expression of numerous genes involved in the production of chemokines, cytokines, and genes related to antigen uptake, antigen presentation and signal transductions. It was also demonstrated that human DCs treated with yeast-CEA can activate CEA-specific human T-cell lines capable of lysing human tumor cells expressing CEA. Collectively, the three studies described above support the scientific rationale for the use of recombinant yeast in vaccination protocols for cancer or infectious diseases.

WORK SCOPE OF CRADA

Part I:	[*]

Part II:	[*]

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

DESCRIPTION OF THE CONTRIBUTIONS AND RESPONSIBILITIES OF

THE PARTIES

[*]

DESCRIPTION OF RELATED NCI-GLOBEIMMUNE, INC. AGREEMENTS

There are no active Cooperative Research and Development Agreements (CRADAs) between NCI and GlobeImmune, Inc.

The Letter of Intent for CRADA #02264 that was executed on August 15, 2007 (expiration date of August 15, 2008, amendment to LOI extended term for additional six months) by GlobeImmune, Inc. and NCI and the four agreements that were superseded by the Letter of Intent are superseded and succeeded by the terms of this CRADA upon execution of the CRADA.

The agreements that were previously superseded by the Letter of Intent include:

1)	Material Transfer Agreement # 1-23623-07

Materials: A2 CEA tetramer and A2 mesothelin tetramer

NCI PI: Jeffrey Schlom

Execution Date: May 11, 2007

2)	Collaboration Agreement #1-23090-07

Materials: mesothelin, NGEP, CAP-C, and brachyury antigen cDNAs; and

MLV gp70 plasmid

NCI PI: Jeffrey Schlom

Expiration Date: June 1, 2008

3)	Collaboration Agreement #1-17530-04

Materials: CEA cDNA clone

NCI: PI Jeffrey Schlom

Expiration Date: August 2, 2006

4)	Confidential Disclosure Agreement # 2-05675-07

Project: Yeast based vaccines for immunotherapy

NCI PI: Jeffrey Schlom

Expiration Date: October 11, 2009

INTELLECTUAL PROPERTY OF THE PARTIES

[*]

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

REFERENCES

[*]

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

CONFIDENTIAL	GlobeImmune, Inc.-NCI CRADA # 02264

PUBLIC HEALTH SERVICE

COOPERATIVE RESEARCH AND DEVELOPMENT AGREEMENT

FOR INTRAMURAL-PHS CLINICAL RESEARCH

APPENDIX B

STAFFING, FUNDING AND MATERIALS/EQUIPMENT CONTRIBUTIONS

OF THE PARTIES

Staffing Contributions:

[*]

Clinical Data Collection Support:

[*]

Support for IB Distribution, IND and IND Amendments:

[*]

Funding Contributions:

[*]

Materials/Equipment Contributions:

[*]

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

CONFIDENTIAL	GlobeImmune, Inc.-NCI CRADA # 02264

PUBLIC HEALTH SERVICE

COOPERATIVE RESEARCH AND DEVELOPMENT AGREEMENT

FOR INTRAMURAL-PHS CLINICAL RESEARCH

APPENDIX C

MODIFICATIONS TO THE MODEL INTRAMURAL-PHS CLINICAL CRADA

(Additions are indicated by underline, deletions by strike-out)

Amend Article 1 to read as follows:

Article  1. Introduction

This CRADA between ICD and Collaborator will be effective when signed by the Parties, which are identified on both the Cover Page and the Signature Page (page 21). The official contacts for the Parties are identified on the Contacts Information Page (page 22). Publicly available information regarding this CRADA appears on the Summary Page (page 23). The research and development activities that will be undertaken by ICD and Collaborator in the course of this CRADA are detailed in the Research Plan, attached as Appendix A. The staffing, funding, and materials contributions of the Parties are set forth in Appendix B. Any changes to the model CRADA are set forth in Appendix C. A Letter of Intent (“LOI”) to enter into this CRADA was executed by the Parties, as of August 15, 2007, which LOI is attached hereto as Appendix D. Articles 2, 6, 7, 8, and 9 of the Model PHS CRADA shall be deemed to have become effective between the Parties on the date of execution of the LOI and shall survive through the Effective Date of this CRADA; provided, that as of the Effective Date, such LOI and the Model PHS CRADA terms shall be of no further force or effect and shall be superseded by the terms of this CRADA. The Research Plan of this CRADA hereby replaces and supersedes the Research Plan of the LOI.

Amend, Delete, or Add the following definitions in Article 2, as applicable:

“Confidential Information” means confidential scientific, business, financial information, or Identifiable Private Information provided that the information does not include:

(a)	information that is publicly known or that is available from public sources;

(b)	information that has been made available by its owner to others without a confidentiality obligation;

(c)	information that is already known by the receiving Party, or information that is independently created or compiled by the receiving Party without reference to or use of the provided information; or

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

(d)	information that relates to potential hazards or cautionary warnings associated with the production, handling, or use of the subject matter of the Research Plan

; in each case, to the extent shown by the receiving Party through competent written evidence.

“CRADA Year” means for the initial year of this CRADA, the time period beginning on the Effective Date and ending twelve (12) months thereafter, and for each subsequent year of this CRADA, shall mean the period beginning on the anniversary date of the Effective Date and ending twelve (12) months thereafter.

“CTEP” means the Cancer Therapy Evaluation Program, DCTD, NCI. “DCTD” means Division of Cancer Treatment and Diagnosis, NCI.

“Party” means either Collaborator or ICD, as applicable, and together Collaborator and ICD may be collectively referred to herein as the “Parties”.

“Protocol” means the formal, detailed description of a clinical study to be performed as provided for in the Research Plan under this CRADA. It describes the objective(s), design, methodology, statistical considerations, and organization of ~~a trial~~ such clinical study. For the purposes of this CRADA, the term, Protocol, for clinical ~~research~~ studies involving Human Subjects, includes any and all associated documents, including informed consent forms, to be provided to Human Subjects and potential participants in ~~the study~~ clinical studies conducted under this CRADA in accordance with the applicable Protocol.

“Protocol Review Committee” (or PRC) means the CTEP committee that reviews and approves studies involving NCI investigational agents and/or activities supported by ICD.

“Serious Adverse Event” or “SAE” means any AE that results in death, is life threatening, requires inpatient hospitalization or prolongation of existing hospitalization, results in persistent or significant disability/incapacity, results in a congenital anomaly/ birth defect.

~~“Steering Committee” means the research and development team whose composition and responsibilities with regard to the research performed under this CRADA are described in Appendix A.~~

“Tarmogens” mean GlobeImmune’s whole, recombinant yeast genetically modified to express one or more protein targets to stimulate the immune system against diseased cells.

“Test Article” means, in accordance with 21 C.F.R. 50.3 (j), any drug (including a biological product), medical device, food additive, color additive, electronic product, or any other article subject to regulation under the Federal Food, Drug, and Cosmetic Act that is intended for administration to humans or animals, including a drug or biologic, as which for the purposes of the clinical studies to be conducted under this CRADA shall be the Tarmogens identified in the Research Plan and Appendix B,~~that is used within the scope-of-the Research Plan~~. The Test Article may also be referred to as Investigational Agent, Study Material, or Study Product.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

“Unexpected Adverse Event” means any adverse experience that is not listed in the current labeling for the biological product. This includes events that may be symptomatically and pathophysiologically related to an event listed in the labeling, but differ from the event because of greater severity or specificity. “Unexpected”, as used in this definition, refers to an adverse experience that has not been previously observed rather than from the perspective of such experience not being anticipated from the pharmacological properties of the pharmaceutical product.

Amend Article 3.1 to read as follows:

3.1	Performance of Research and Development. The research and development activities to be carried out under this CRADA will be performed solely by the Parties identified on the Cover Page and their respective employees, unless specifically stated elsewhere in the Agreement; provided, that Collaborator may use its Affiliates and qualified contractors to perform any of its obligations under this CRADA. The CRADA PIs will be responsible for coordinating the scientific and technical conduct of this project on behalf of their employers. Any Collaborator employees, Affiliates or contractors who will work at ICD facilities will be required to sign a Guest Researcher or Special Volunteer Agreement appropriately modified in view of the terms of this CRADA.

Amend Article 3.6 to read as follows:

3.6	Clinical Investigator Responsibilities.

3.6.1	The ICD Clinical Investigator will be required to submit, or to arrange for submission of, each Protocol associated with this CRADA to the PRC and IRB. In addition to the Protocol all associated documents, including informational documents and advertisements, must be reviewed and approved by the PRC and IRB before starting the research. The ~~research~~ clinical studies will be ~~done~~ performed in strict accordance with the Protocol(s). ~~and no substantive changes in a finalized Protocol will be made unless mutually agreed upon, in writing, by the Parties. Research will not commence (or will continue unchanged, if already in progress) until each substantive change to a Protocol, including those required by either the FDA or the IRB, has been integrated in a way acceptable to the Parties, submitted to the FDA (if applicable) and approved by the IRB.~~ Any previously approved Protocol which has been submitted to FDA may be amended as necessary. Minor changes to an approved Protocol will be reviewed and approved by DCTD prior to submission of the Protocol amendment to the FDA. Substantial changes to a Protocol that impact study design, patient population and drug supply will be discussed with Collaborator prior to CTEP approval and submission to the FDA, when feasible.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

3.6.2	Each Protocol will be forwarded electronically to Collaborator for review and comment approximately two weeks before it is reviewed by the PRC. Comments from Collaborator received by ICD before the PRC meeting will be discussed by the PRC, will be given due consideration, and will be incorporated into the Protocol, absent good cause. Comments from either the Collaborator or ICD that are agreed upon in the PRC meeting will be formatted as a consensus review, which is returned to the Clinical Investigator for necessary and/or suggested changes before the Protocol can be given final approval and submitted to the FDA. A copy of the final approved Protocol will be forwarded to Collaborator within 24 to 48 hours of its submission to the FDA.

Amend Article 3.7 to read as follows:

3.7	Investigational New Drug Applications.

3.7.1	~~If an IND is required~~, ICD, as indicated in the Research Plan, will ~~be the IND Sponsor and will~~ prepare and submit an IND. All Clinical Investigators participating in ICD-sponsored clinical trials must have completed registration documents on file (1572 forms) with ICD.

3.7.2	~~When ICD files the IND~~, Collaborator agrees to provide ICD background data and information necessary to support the IND. Collaborator further agrees to provide a letter of cross-reference to all pertinent regulatory filings including an IND and/or DMF sponsored by Collaborator. Collaborator’s employees will be reasonably available to respond to inquiries from the FDA regarding information and data contained in the Collaborator’s IND, DMF, other filings, or other information and data provided to ICD by the Collaborator pursuant to this Article 3. If ICD has provided information or data to assist Collaborator in its IND filing, ICD will provide a letter of cross reference to its MD and respond to inquiries related to information provided by ICD, as applicable.

3.7.3	If Collaborator supplies Confidential Information to ICD in support of an IND filed by ICD, this information will be protected in accordance with the corresponding confidentiality provisions of Article 8.

3.7.4	Collaborator may sponsor its own clinical trials for Tarmogens developed within or outside of the scope of this CRADA and hold its own IND for studies performed outside the scope of this CRADA or for studies within the scope of this CRADA as may be mutually agreed by the Parties. ~~These studies, however, should not adversely affect the ability to accomplish the goal of the Research Plan, for, example, by competing for the same study population~~. All data from ~~those~~ the clinical trials or studies conducted outside the scope of the CRADA by Collaborator are proprietary to Collaborator for purposes of this CRADA.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Amend Article 3.8 to read as follows:

3.8	Test Article Information and Supply. Collaborator agrees to provide ICD without charge and on a schedule that will ensure adequate and timely performance of the research, a sufficient quantity of formulated and acceptably labeled, clinical-grade Test Article (and, as required by the Protocol(s), Placebo) to complete the clinical ~~trial(s)~~ studies based on the Research Plan and Protocol mutually agreed ~~to and approved~~ upon by the Parties under this CRADA. ICD will provide to Collaborator at least six (6) months in advance of the required delivery date of such supply. Updated forecasts will be provided for the amounts of Test Article anticipated for ongoing and anticipated mutually agreed upon clinical studies conducted under this CRADA. Collaborator further agrees to provide draft Investigational Agent labels to the NCI Pharmaceutical Management Branch (PMB) for review and agrees to reasonable labeling revisions to comply with ICD label guidelines, which guidelines shall be provided to Collaborator sufficiently in advance. NCI NSC (National Service Center) numbers provided by ICD will be required to be on the label of Investigational Agent for all ICD-sponsored clinical trials. Collaborator will provide a Certificate of Analysis to ICD for each lot of the finished Test Article provided.

Amend Article 3.9 to read as follows:

3.9	Test Article Delivery and Usage. Collaborator will ship the Test Article and, if required, Placebo to ICD in containers marked in accordance with 21 C.F.R. § 312.6. ICD agrees that the ICD Clinical Investigators will keep appropriate records and take reasonable steps to ensure that the Test Article is used in accordance with the Protocol(s) and applicable FDA regulations. In addition, ICD agrees that the Test Article (and all Confidential Information supplied by Collaborator relating to the Test Article) will be used solely for the conduct of the CRADA research and development activities. Furthermore, ICD agrees that no analysis or modification of the Test Article will be performed without Collaborator’s prior written consent. At the completion of the Research Plan, any unused quantity of Test Article will be returned to Collaborator or disposed as directed by Collaborator at Collaborator’s expense. ~~Pharmacy contacts at ICD will be determined by ICD and communicated to Collaborator.~~ The contact person for ICD will be Mr. Charles Hall, Chief, Pharmaceutical Management Branch (Telephone Number 301-496-5725) and the Collaborator contact will be Ms. Aline Oliver (Telephone Number: 303-625-2745), if Ms. Oliver is not reasonably available, then the contact will be John Frenz, Vice President of Operations (Telephone Number: 303-625-2880), or such other person designated by Collaborator in writing.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Amend Article 3.10 to read as follows:

3.10	Monitoring.

3.10.1	ICD will be responsible for monitoring the conduct of the Protocol(s) and for assuring the quality of all clinical data, unless otherwise stated in the Research Plan. Monitoring will be performed in accordance with the ICD guidelines as described on the following website: http://ctep.cancer.gov/monitoring/index.html.

3.10.2	Subject to the restrictions in Article 8 concerning IPI, and with reasonable advance notice and at reasonable times, ICD will permit Collaborator or its designee(s) access to ICD clinical site to monitor the conduct of the research,. Collaborator may also make arrangements with ICD ~~as well as~~ to audit ~~source documents containing~~ Raw Data, at Collaborator’s expense, to the extent necessary to verify compliance with FDA Good Clinical Practice ~~(International Conference on Harmonisation (ICH) E6: “Good Clinical Practice: Consolidated Guidance; 62 Federal Register 25, 691 (1997))~~ and the Protocol(s). With reasonable advance notice and at reasonable times, ICD will also permit Collaborator or its designee(s) to review and audit CRADA Data, at Collaborator’s expense, to the extent necessary to support an NDA (New Drug Application) filing with FDA.

Amend Article 3.11 to read as follows:

3.11	FDA Meetings/Communications. All formal meetings with the FDA concerning any clinical ~~trial~~ studies to be conducted within the scope of the Research Plan will be discussed by Collaborator and ICD in advance. Each Party reserves the right to take part in setting the agenda for, to attend, and to participate in these meetings. ICD will provide Collaborator with copies of all FDA meeting minutes, ~~all~~ transmittal letters for IND submissions, IND safety reports, formal questions and responses that have been submitted to the FDA, Annual Reports, and official FDA correspondence, pertaining either to the INDs under this CRADA or to the Clinical Investigators on Protocols performed in accordance with the Research Plan, except to the extent that those documents contain the proprietary information of a third party (provided that, to the extent reasonably practicable, ICD will redact such third party proprietary information and provide such redacted documents to Collaborator) or dissemination is prohibited by applicable law.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Add the following Article 3.12:

3.12	Regulatory Inspections. Each Party shall promptly notify the other Party of any FDA or other regulatory inspections of its facilities or operations relating to the Study of which it becomes aware relating to Test Article. Collaborator and ICD shall each have the opportunity to receive a copy of any response to FDA relating to such inspection.

Add the following Article 3.13:

3.13	Visits and Review by Collaborator. Collaborator or Collaborator’s representatives may visit and/or meet with ICD employees (including but not limited to the ICD PI) and examine the site at ICD where the clinical studies will be conducted upon reasonable advance notice and during normal business hours to observe the progress of the studies and review all documents, data, information, and materials relating to the studies. ICD shall assist Collaborator in scheduling such visits.

Amend Article 4.1 to read as follows:

4.1	Interim Research and Development Reports. The CRADA PIs ~~should exchange information regularly, in writing~~ will exchange information and interim progress reports regularly, in writing, on a schedule to be agreed upon by the Parties. This exchange may be accomplished through meeting minutes, detailed correspondence, circulation of draft manuscripts, ~~Steering Committee reports~~, copies of Annual Reports and any other reports updating the progress of the CRADA research. However, the Parties must exchange updated Investigator’s Brochure, formulation and preclinical data, and toxicology findings, as they become available.

Amend Article 4.4 to read as follows:

4.4	Safety Reports. ~~In accordance with FDA requirements ICD, as the IND Sponsor, will establish and maintain records and submit safety reports to the FDA, as required by 21 C.F.R. § 312.32 and 21 C.F.R. 812.150(b)(1), or other applicable regulations. In the conduct of research under this CRADA, the Parties will comply with specific ICD guidelines and policies for reporting ADEs and AEs, as well as procedures specified in the Protocol(s). ICD must provide Collaborator with copies of all Safety Reports concurrently with their submission to the FDA, and with any other information affecting the safety of Human Subjects in research conducted under this CRADA~~. ICD shall report all Serious and/or Unexpected Adverse Events to FDA in accordance with the reporting obligations of 21 CFR 312.32.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

4.4.1	Within 24 to 48 hours of notification to FDA of any SAE related to Test Article affecting the safety of Human Subjects in clinical studies conducted under this CRADA that requires expedited reporting to the FDA (either a 7-day or 15-day report), ICD will notify Collaborator’s Chief Medical Officer or such other Collaborator designee and provide all related reports to Collaborator. All other Adverse Event reports received by ICD shall be reported to the FDA consistent with 21 CFR 312.32 and 312.33.

4.4.2	Within 24 to 48 hours of notification to FDA of any SAE affecting the safety of Human Subjects in clinical studies for Tarmogens within or outside the scope of this CRADA that requires expedited reporting to the FDA (either a 7-day or 15-day report), Collaborator or its designee will notify and provide all related reports to ICD.

4.4.3	When feasible, Parties will notify each other of any SAE covered by sections 4.4.1 or 4.4.2 in advance of notifying FDA. In the event that Collaborator informs the FDA of any Serious and/or Unexpected Adverse Events, Collaborator must notify ICD at the same time by sending the reports to CTEPSupportAE@tech-res.com. ICD will then notify the Clinical Investigator(s) conducting studies under ICD-sponsored protocols, if appropriate.

Amend Article 4.5 to read as follows:

4.5	Annual Reports. ICD will provide Collaborator a copy of the Annual Report concurrently with the submission of the Annual Report to the FDA. Annual Reports will be kept confidential in accordance with Article 8. Collaborator will provide ICD with a copy of its Annual Report to the FDA if Collaborator is sponsoring studies of Investigational Agent under its own IND.

Amend Article 5.4 to read as follows:

5.4	Capital Equipment. Collaborator’s commitment, if any, to provide ICD with capital equipment to enable the research and development activities under the Research Plan appears in Appendix B. If Collaborator transfers to ICD the capital equipment or provides funds for ICD to purchase it, then ICD will own the equipment. If Collaborator loans capital equipment to ICD for use during the CRADA, Collaborator will be responsible for paying all costs and fees associated with the transport, installation, maintenance, repair, removal, or disposal of the equipment, and ICD will not be liable for any damage to the equipment, except to the extent due to the negligence or willful misconduct of ICD employees or to the material breach of this Agreement by ICD.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Amend Article 6.1 to read as follows:

6.1	Ownership of CRADA Subject Inventions, CRADA Data, and CRADA Materials. Subject to the Government license described in Paragraph 7.5, the sharing requirements of Paragraph 8.1 and the regulatory filing requirements of Paragraph 8.2, the producing Party will retain sole ownership of and title to all CRADA Subject Inventions, ~~all copies of CRADA Data,~~ invented solely by its employees, and all CRADA Materials produced solely by its employee(s). The Parties will own jointly all CRADA Subject Inventions invented jointly and all CRADA Materials developed jointly. The Parties will own jointly all CRADA Data, with no obligation to account for each Party’s use of CRADA Data, regardless of authorship subject to Article 8.2.1.

Amend Article 6.3 to read as follows:

6.3	Filing of Patent Applications. Each Party will ~~make timely decisions regarding the~~ be responsible for filing of Patent Applications ~~on the CRADA~~ for its own Subject Inventions ~~made solely by its employee(s),~~ in a timely manner and at its own expense, and will ~~notify~~ promptly inform the other Party in advance of any such filing. Collaborator will have the first opportunity to file a Patent Application on joint CRADA Subject Inventions and will notify PHS of its decision within ~~sixty~~ ninety (~~6~~ 90) days of an Invention being reported or at least ~~thirty~~ sixty (~~3~~ 60) days before any patent filing deadline, whichever occurs sooner. If Collaborator fails to notify PHS of its decision within that time period or notifies PHS of its decision not to file a Patent Application, then, after providing Collaborator prior written notice of its intentions, PHS has the right to file a Patent Application on the joint CRADA Subject Invention. Neither Party will be obligated to file a Patent Application. Collaborator will place the following statement in any Patent Application it files on a CRADA Subject Invention: “This invention was created in the performance of a Cooperative Research and Development Agreement with the National Institutes of Health, an Agency of the Department of Health and Human Services. The Government of the United States has certain rights in this invention.” If either Party files a Patent Application on a joint CRADA Subject Invention, then the filing Party will include a statement within the Patent Application that clearly identifies the Parties and states that the joint CRADA Subject Invention was made under this CRADA.

Amend Article 6.5 to read as follows:

6.5	Prosecution of Patent Applications. The Party filing a Patent Application will provide the non-filing Party with a copy of any official communication relating to prosecution of the Patent Application within thirty (30) days of transmission of the communication. Each Party will also provide the other Party with the power to inspect and make copies of all documents retained in the applicable Patent Application or Patent file. The Parties agree to consult with each other regarding the prosecution of Patent Applications directed to joint CRADA Subject Inventions. ~~If Collaborator elects to file and prosecute Patent Applications on~~ The

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

prosecuting Party with respect to any joint CRADA Subject Inventions ~~then Collaborator agrees to~~ will use the U.S.P.T.O. Customer Number Practice and/or grant ~~PHS a~~ the nonprosecuting Party associate power(s) of attorney (or its equivalent) as necessary to ~~assure PHS~~ adequately protect the nonprosecuting Party’s access to its intellectual property rights in ~~these~~ such Patent Applications. PHS and Collaborator will cooperate with each other to obtain necessary signatures on Patent Applications, assignments, or other documents. If licensing is contemplated by Collaborator, the Parties will consult each other with respect to the prosecution of Patent Applications for such CRADA Subject Inventions solely owned by ICD pursuant to this CRADA.

Amend Article 7.2 to read as follows:

7.2	Collaborator’s License Option to CRADA Subject Inventions. With respect to any CRADA Subject Invention made solely by an ICD employee, PHS hereby grants to Collaborator [*] license, for [*]. With respect to Government rights to any CRADA Subject Invention made solely by an ICD employee(s) or made jointly by an ICD employee(s) and a Collaborator employee(s), agent(s), or contractor(s) for which a Patent Application was filed, PHS hereby grants to Collaborator [*] option to elect [*] license. The license will be substantially in the form of the appropriate model PHS license agreement and will fairly reflect the nature of the CRADA Subject Invention, the relative contributions of the Parties to the CRADA Subject Invention and the CRADA, a plan for the development and marketing of the CRADA Subject Invention, the risks incurred by Collaborator, and the costs of subsequent research and development needed to bring the CRADA Subject Invention to the marketplace. The field of use of the license will not exceed ~~the scope of the Research Plan~~. [*]. Each Party shall take and shall require its applicable employees to take such actions as deemed reasonably necessary by the owning Party, at such Party’s request and expense, including without limitation, executing all necessary documents to affect the allocation of ownership described herein. Should ICD anticipate the need to involve contractors to fulfill its obligations under this CRADA, ICD shall so notify Collaborator in advance. Upon mutual consent of the Parties and should the research be supportive of further clinical studies which will require the involvement of extramural clinical sites managed by CTEP, the Parties agree to amend this CRADA. Such amendment will contain provisions noting that CTEP shall ensure in any such Funding Agreement that CTEP will include provisions granting Collaborator those rights described in CTEP’s Intellectual Property Option to Collaborators in each Funding Agreement with an extramural clinical site. For purposes of this Paragraph 7.2, a “Funding Agreement” shall be defined as a contract, grant or cooperative agreement entered into between a Federal agency and another party for the performance of experimental, developmental or research work funded in whole or in part by the Federal Government. However, ICD’s contractors or grantees are not parties to the CRADA and this CRADA does not grant to Collaborator any rights to Inventions made by ICD’s contractors or grantees.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Amend Article 7.3 to read as follows:

7.3	Exercise of Collaborator’s License Option. To exercise the option of Paragraph 7.2 Collaborator must submit a written notice to the PHS Patenting and Licensing Contact identified on the Contacts Information Page (and provide a copy to the ICD Contact for CRADA Notices) within three (3) months after either (i) Collaborator receives written notice from PHS that the Patent Application has been filed or (ii) the date on which Collaborator files the Patent Application. The written notice exercising this option will include a completed “Application for License to Public Health Service Inventions,” which will be made available to Collaborator and will initiate a negotiation period that expires [*] after the exercise of the option. If PHS has not responded in writing to the last proposal by Collaborator within this [*] period, the negotiation period will be extended to expire [*] after PHS so responds, during which [*] period Collaborator may accept in writing the final license proposal of PHS. [*]. These time periods may be extended at the sole discretion of PHS upon good cause shown in writing by Collaborator.

Amend Article 8.2 to read as follows:

8.2	Use of CRADA Data and CRADA Materials. The Parties will be free to utilize CRADA Data and CRADA Materials internally for their own purposes, consistent with their obligations under this CRADA. The Parties may share CRADA Data or CRADA Materials or any other Confidential Information disclosed by the other Party under this CRADA with their Affiliates, employees, agents or contractors provided the obligations of (and with respect to Collaborator with its investors and/or partners) provided such persons and entities have a need to know and are bound by obligations no less restrictive than those set forth in this Article 8.2. are simultaneously conveyed.

8.2.1	CRADA Data. Collaborator and ICD will use reasonable efforts to keep CRADA Data confidential until published or until corresponding Patent Applications are filed. To the extent permitted by law, each Party will have the right to use any and all CRADA Data in and for any regulatory filing by or on behalf of the Party.

8.2.2	CRADA Materials. Collaborator and ICD will use reasonable efforts to keep descriptions of CRADA Materials confidential until published or until corresponding Patent Applications are filed. Collaborator acknowledges that the basic research mission of PHS includes sharing with third parties for further

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

research those research resources made in whole or in part with NIH funding. Consistent with this mission and the tenets articulated in “Sharing of Biomedical Research Resources: Principles and Guidelines for Recipients of NIH Research Grants and Contracts”, December 1999, available at http://ott.od.nih.gov/NewPages/RTguide_final.html, following publication either Party may make available to third parties for further research those CRADA Materials made jointly by both PHS and Collaborator. Notwithstanding the above, if those joint CRADA Materials ~~are the subject of a pending Patent Application or a Patent, or were created using a patent pending or patented material or technology, the Parties may agree to restrict distribution or freely distribute them.~~ contain or comprise Tarmogens any transfer, distribution or disclosure of such materials by ICD to third parties requires the prior written consent of Collaborator. If such joint CRADA Materials contain or comprise ICD Materials, any transfer, distribution or disclosure of such materials by Collaborator to third parties requires the prior written consent of ICD. Either Party may distribute those CRADA Materials made solely by the other Party only upon written consent from that other Party or that other Party’s designee.

Amend Article 8.3 to read as follows:

8.3	Confidential Information. Each Party agrees to limit its disclosure of Confidential Information to the amount necessary to carry out the Research Plan, and will place a confidentiality notice on all ~~this~~ of its Confidential ~~i~~Information disclosed to the other Party. A Party orally disclosing Confidential Information to the other Party will summarize the disclosure in writing and provide it to the other Party within ~~fifteen~~ thirty (~~15~~ 30) days of the disclosure. Each Party receiving Confidential Information agrees to use it only for the purposes described in the Research Plan. Either Party may object to the designation of information as Confidential Information by the other Party; provided that such Party can demonstrate by competent written evidence that such information was not properly designated as Confidential Information.

Amend Article 8.5 to read as follows:

8.5	Human Subject Protection. The research to be conducted under this CRADA involves Human Subjects or human tissues within the meaning of 45 C.F.R. Part 46, and all research to be performed under this CRADA will conform to applicable federal laws and regulations. Additional information is available from the HHS Office for Human Research Protections (http://www.hhs.gov/ohrp/). The confidentiality of IPI of subjects enrolled in studies at NIH facilities is protected pursuant to the Privacy Act (5 U.S.C. 552a, implementing regulations 45 CFR Part 5b). Any disclosure to Collaborator will be done in accordance with applicable law and regulations. ICD will provide a copy of the informed consent template to Collaborator for its records. All informed consent forms used in clinical studies conducted under this CRADA must identify the existence of Collaborator and Collaborator’s right to access and use IPI contained in the Raw Data as provided in Paragraph 3.10.2 above.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Amend Article 8.6 to read as follows:

8.6	Duration of Confidentiality Obligation. The obligation to maintain the confidentiality of Confidential Information will expire at the earlier of the date when the information is no longer Confidential Information as defined in the definition of “Confidential Information” under Article 2 or [*] after the expiration or termination date of this CRADA, except for IPI, for which the obligation to maintain confidentiality will extend indefinitely. Collaborator may request an extension to this term when necessary to protect Confidential Information relating to products not yet commercialized, which approval will not unreasonably be withheld, to the extent permitted by law.

Amend Article 8.7 to read as follows:

8.7	Publication. The Parties ~~are-encouraged~~ agree and acknowledge that compliance with the terms of this paragraph 8.7 is essential to maintaining the integrity of the research conducted under this CRADA and further research, development, and commercialization of products based on or incorporating the Test Article. Subject to the terms and conditions of this Agreement, the Parties are encouraged to make and shall have the right to make publicly available the results of their research and development activities hereunder. Before either Party submits a paper or abstract for publication or otherwise intends to publicly disclose information about a CRADA Subject Invention, CRADA Data, or CRADA Materials, the other Party will have thirty (30) days to review proposed ~~manuscripts~~ publications and ~~three~~ seven (~~3~~ 7) days to review proposed abstracts of any presentation to assure that Confidential Information is protected, to file Patent Applications on subject matter contained therein, or to ensure the accuracy of the information. Either Party may request in writing that the proposed publication or other disclosure be delayed for up to ~~thirty~~ six (~~3~~ 60) additional days as necessary to file a Patent Application.

Amend Article 9.1 to read as follows:

Article 9.	Representations and Warranties

9.1	Representations of ICD. ICD hereby represents to Collaborator that:

9.1.1	ICD has the requisite power and authority to enter into this CRADA and to perform according to its terms, and that ICD’s official signing this CRADA has authority to ~~do-so~~ execute on behalf of and to bind ICD.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

9.1.2	To the best of its knowledge and belief, neither ICD nor any of its personnel involved in this CRADA is presently subject to debarment or suspension by any agency of the Government which would directly affect its performance of the CRADA. Should ICD or any of its personnel involved in this CRADA be debarred or suspended during the term of this CRADA, ICD will notify Collaborator within thirty (30) days of receipt of final notice.

Amend Article 9.2 to read as follows:

9.2	Representations and Warranties of Collaborator. Collaborator hereby represents and warrants to ICD that:

9.2.1	Collaborator has the requisite power and authority to enter into this CRADA and to perform according to its terms, and that Collaborator’s official signing this CRADA has authority to do so.

9.2.2	Neither Collaborator nor, to the best of Collaborator’s knowledge and belief, any of its personnel involved in this CRADA, including Affiliates, agents, and contractors are presently subject to debarment or suspension by any agency of the Government. Should Collaborator or any of its personnel involved in this CRADA be debarred or suspended during the term of this CRADA, Collaborator will notify ICD within thirty (30) days of receipt of final notice.

9.2.3	Subject to Paragraph 12.3, and if and to the extent Collaborator has agreed to provide funding under Appendix B, Collaborator is financially able to satisfy these obligations in a timely manner.

9.2.4	As of the date of delivery to ICD, ~~T~~the Test Article provided ~~has been produced~~ by Collaborator to ICD hereunder for the conduct of clinical studies under this CRADA has been manufactured in accordance with the FDA’s current Good Manufacturing Practice set out in 21 C.F.R. §§ 210-211 and ICH QA7, and meets the specifications cited in the Certificate of Analysis ~~and Investigator’s Brochure~~ provided to ICD.

Amend Article 10.2 to read as follows:

10.2	Termination by Mutual Consent. ICD and Collaborator may terminate this CRADA at any time by mutual written consent. In such event, the Parties shall specify the disposition of all property, CRADA Data, CRADA Subject Inventions, CRADA Materials, or Patent Applications and other work accomplished or in progress arising from or performed under this CRADA, all in accordance with the rights granted to the Parties under the terms of this CRADA, to the extent reasonably practical.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Amend Article 10.6 to read as follows:

10.6	Supply if Collaborator ~~Failure-to~~ Terminates or Fails to Continue Development. If Collaborator terminates this CRADA or otherwise suspends development of the Test Article during the term of this CRADA in connection with any ongoing clinical study without the transfer of its active development efforts, assets, and obligations to a third party within ninety (90) days of discontinuation, Collaborator agrees that ~~ICD may~~ it shall continue ~~developing the Test Article. In that event, the following will apply:~~ to provide the Test Article (and Placebo, if applicable) with respect to all patients to be enrolled under any protocol(s) approved or active as of the effective date of termination of development; provided, however, that Collaborator will not be responsible to provide any Test Article to the extent that such action would pose a legitimate concern regarding the health or safety of such Human Subjects or such action would be prohibited by applicable law or regulation, the FDA, or the applicable IRB. Nothing contained in this Paragraph 10.6 shall be construed to obligate Collaborator to supply the Test Article after the applicable clinical study has been completed. In addition, in the event that a receiver is appointed for Collaborator, or Collaborator makes a general assignment for the benefit of its creditors; commences, or has commenced against it, proceedings under the United States bankruptcy code, which proceedings are not dismissed within sixty (60) days; or is liquidating, dissolving or ceasing business operations (each, an “Insolvency Event”), Collaborator hereby grants and agrees to grant ICD a nonexclusive, paid up license to manufacture and use the Test Article for the ICD’ s study or studies being completed under this Article.

~~10.6.1~~	~~Collaborator agrees to transfer to ICD all information necessary to enable abandoned for reasons relating to safety as determined by the data safety monitoring board, to provide the Test Article (and Placebo, if any) in Collaborator’s inventory to ICD.~~

~~10.6.2~~	~~Further, Collaborator hereby grants to ICD a nonexclusive, irrevocable, world wide, paid up license to practice, or have practiced for or on behalf 4-the-Government, any Background Invention that Collaborator-may currently have or will obtain on the Test Article, its manufacture, or on~~

Amend Article 12.2 to read as follows:

12.2	Indemnification and Liability. Collaborator agrees to hold the United States Government harmless and to indemnify the Government for all liabilities, demands, damages, expenses and losses resulting from claims brought by third parties against the Government arising out of the use by Collaborator for any purpose of the CRADA Data, CRADA Materials or CRADA Subject Inventions produced in whole or part by ICD employees under this CRADA, unless due to the negligence or willful misconduct of ICD, its employees, or agents. The Government has no statutory authority to indemnify Collaborator. Each Party otherwise will be liable for any claims or damages it incurs in connection with this CRADA, except that ICD, as an agency of the Government, assumes liability only to the extent provided under the Federal Tort Claims Act , 28 U.S.C. Chapter 171.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Amend Article 12.3 to read as follows:

12.3	Force Majeure. Neither Party will be liable for any unforeseeable event beyond its reasonable control and not caused by its own fault or negligence, which causes the Party to be unable to perform its obligations under this CRADA, and which it has been unable to overcome by the exercise of due diligence. If a force majeure event occurs, the Party unable to perform will promptly notify the other Party. ~~It~~ The affected Party will use ~~its best~~ commercially reasonable efforts to resume performance as quickly as possible and will suspend performance only for such period of time as is necessary as a result of the force majeure event.

Amend Article 13.2 to read as follows:

13.2	Compliance with Law. ICD and Collaborator agree that they will comply with, and advise any contractors, grantees, or agents they have engaged to conduct the CRADA research and development activities to comply with, all applicable Executive Orders, statutes, and HI-IS regulations relating to research on human subjects (45 C.F.R. Part 46, 21 C.F.R. Parts 50 and 56) and relating to the appropriate care and use of laboratory animals (7 U.S.C. § 2131 et seq.; 9 C.F.R. Part 1, Subchapter A). ICD and Collaborator will advise any contractors, grantees, or agents they have engaged to conduct clinical trials for this CRADA that they must comply with all applicable federal regulations for the protection of Human Subjects, which may include the Federal Privacy Act and implementing regulations set forth at 45 CFR Part 5b and the Standards for Privacy of Individually Identifiable Health Information set forth in 45 C.F.R. Part 164. Collaborator agrees to ensure that its employees, contractors, and agents who might have access to a “select agent or toxin” (as that term is defined in 42 C.F.R. §§ 73.4-73.5) transferred from ICD is properly licensed to receive the “select agent or toxin”.

Amend Article 13.10 to read as follows:

13.10

Use of Name; Press Releases. By entering into this CRADA, the Government does not directly or indirectly endorse any product or service that is or will be provided, whether directly or indirectly related to either this CRADA or to any patent or other intellectual-property license or agreement that implements this CRADA by Collaborator, its successors, assignees, or licensees. Collaborator will not in any way state or imply that the Government or any of its organizational units or employees endorses any product or services. Each Party agrees to provide proposed press releases that reference or rely upon the work under this CRADA to

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

the other Party ~~for review and comment~~, to the extent reasonably practicable, at least five (5) business days before publication or release for review and comment and shall consider such Party’s comments in good faith, provided, that Collaborator’s obligations hereunder are subject to the requirements of any applicable laws and regulations, including all U.S. Securities and Exchange Commission requirements. Either Party may disclose the Title and Abstract of the CRADA to the public without the approval of the other Party.

Amend Article 13.13 to read as follows:

13.13	Entire Agreement. This CRADA, together with all Appendices attached hereto, constitutes the entire agreement between the Parties concerning the subject matter of this CRADA and supersedes any prior understanding or written or oral agreement between the Parties relating to the subject matter of this CRADA, including, without limitation the LOI and the corresponding terms of the Model PHS CRADA referred to in Article 1.

Amend Article 13.14 to read as follows:

13.14	Survivability. The provisions of Paragraphs 3.3, 3.4, ~~3.8~~, 4.2, 4.3, 5.3, 5.4, 6.1-9.2, 10.3-10.6, 11.1, 11.2, 12.1-12.3, 13.1-13.3, 13.7, 13.10 and 13.14 will survive the expiration or early termination of this CRADA

Add Article 13.15:

13.15	Equitable Relief. The Parties hereby agree that a breach of the terms and conditions of this CRADA may cause irreparable damage to the other Party for which recovery of damages could be inadequate, and that such other Party will be entitled to seek timely injunctive relief under this CRADA, as well as such further relief as may be granted by a court of competent jurisdiction.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

CONFIDENTIAL	GlobleImmune, Inc.-NCI CRADA # 02264

PUBLIC HEALTH SERVICE

COOPERATIVE RESEARCH AND DEVELOPMENT AGREEMENT

FOR INTRAMURAL-PHS CLINICAL RESEARCH

APPENDIX D

LETTER OF INTENT FOR CRADA #02264

(SEE ATTACHED)

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

July 30, 2007

GlobeImmune, Inc.

1450 Infinite Dr.

Louisville CO 80027

Re:	Letter of Intent for a Cooperative Research and Development Agreement (“CRADA”)

NCI CRADA #2264

NCI Principal Investigator: Jeffrey Schlom, Ph.D. (NCI, CCR, LTIB)

Collaborator Investigator: Alex Franzusoff, Ph.D.

Title:	Preclinical and Clinical Development of Yeast-Based Tarmogens Expressing Tumor-Associated Antigens for Cancer Immunotherapy

Dear Dr. Franzusoff:

It is my understanding that a cooperative research and development project between the parties referenced below is being considered. Accordingly, until the formal Cooperative Research and Development Agreement (CRADA) is reviewed by the CRADA Subcommittee and approved by the Director, National Cancer Institute (NCI), this Letter is offered to permit the joint research to commence. However, in the case of human clinical trials which are a part of the subject CRADA, the parties agree that all such trials which may begin prior to the execution of the formal CRADA shall be preceded by the appropriate regulatory approvals (U.S. Food and Drug Administration IND approval or international equivalents thereof).

It is acknowledged by the parties below that cooperative research pursuant to the Research Plan, attached as Appendix A, will be conducted informally by the NCI Principal Investigator and Collaborator pending formal approval of the CRADA. It is further acknowledged that patentable inventions may be made by NIH employees and employees of the Collaborator. Pursuant to its authority under the Federal Technology Transfer Act of 1986, as amended, NCI agrees that should this CRADA be approved, it will have retroactive effect to the date that the last party has executed this Letter for any inventions that may be made under this Research Plan. NCI further agrees that should this CRADA be approved it will have retroactive effect to the date that the last party has executed this Letter for confidentiality obligations specified in the NIH Model CRADA.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

The NIH Model CRADA provisions for the protection of proprietary information are incorporated in this Letter by reference and are considered controlling during the period of informal joint research. These provisions include, but are not limited to Articles 2 and 8.1-8.7. The NIH Model CRADA for Intramural Clinical Research is attached as Appendix B. Furthermore, this Letter replaces and supersedes: 1. Material Transfer Agreement, NCI Reference #23623, executed between the parties on May 11, 2007; 2. Collaboration Agreement, NCI Reference #23090, executed between the parties on June 1, 2007; 3. Confidential Disclosure Agreement, NCI Reference #5675, executed between the parties on October 18, 2006; and 4. Collaboration Agreement, NCI Reference #17530, executed between the parties on August 2, 2005.

You understand, however, that this Letter is not a commitment on the part of either party to enter into a CRADA. Further, this Letter is effective for a term not to exceed six (6) months. The six month term may be extended upon mutual agreement of the parties in successive one (1) month increments, provided the CRADA is under active negotiation and the collaborative research is continuing. Assuming that the necessary approvals are forthcoming, we look forward to a successful collaboration.

Sincerely,

/s/ Karen Maurey
Karen Maurey, M.S. Director, Technology Transfer Center, NCI

AGREED AND ACCEPTED:

National Cancer Institute	GlobeImmune, Inc.

/s/ Anna D. Barker	/s/ Jeffrey Rona
Anna D. Barker, Ph.D. Deputy Director	Jeffrey Rona Chief Business Officer

8/02/07	8/15/07
Date	Date

Attachments:

Appendix A (Research Plan)

Appendix B (Model CRADA for Intramural Clinical Research, 2005)

Letter of Intent Material Transfer Agreement

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Letter of Intent for Proposed CRADA #2264

APPENDIX A: LETTER OF INTENT RESEARCH PLAN

Preclinical and Clinical Development of Yeast-Based Tarmogens Expressing

Tumor-Associated Antigens for Cancer Immunotherapy

National Cancer Institute (NCI) Investigator:

Dr. Jeffrey Schlom

GlobeImmune, Inc. (GlobeImmune) Investigator:

Dr. Alex Franzusoff

The goal of this collaboration is to test the potential therapeutic benefit of administering GlobeImmune’s proprietary whole recombinant heat-killed yeast used to express one or more antigens, including, without limitation, any derivative or modification thereof (sometimes referred to herein as “Tarmogens”) harboring tumor antigens for the treatment of cancer in animals and in humans. Yeast delivered tumor antigens activate innate immunity as well as antigen-specific immune responses. The use of yeast-based vaccines has been shown to be effective for cancer immunotherapy in preclinical animal models. A Phase I trial performed by GlobeImmune demonstrated that administering GI-4000 yeast Tarmogens expressing a mutated Ras gene was well-tolerated (no drug-related serious adverse events and adverse events confined to self-resolving injection site reactions and mild constitutional symptoms) and was immunogenic in 33 subjects with metastatic colorectal and pancreas cancer. There are two other clinical studies being performed by GlobeImmune. A randomized, placebo-controlled Phase 2 trial is underway at multiple centers to test GI-4000 mutated Ras-expressing yeast in combination with adjuvant gemcitabine in subjects with newly resected pancreas cancer. In addition, the GI-5005 yeast Tarmogen expressing two hepatitis C virus (HCV) proteins is being tested in a randomized, placebo-controlled Phase lb trial in subjects with chronic HCV infection. The interim results from that trial confirm that administration of yeast-based immunotherapeutic products is well-tolerated and immunogenic for yeast-expressed antigens in humans. The dual contributions to immune activation arise from the inherent “adjuvant-like” properties of yeast combined with direct delivery of the expressed tumor antigen for processing and presentation to the immune system.

A number of preclinical models and vaccine strategies have been developed in Dr. Schlom’s lab and previously used to investigate the therapeutic benefits of cancer vaccines against cancer. In these approaches, tumor-associated antigens (TAAs) which are primarily expressed in human tumor cells and not expressed or minimally expressed in normal tissues are employed to generate a tumor-specific immune response that results in tumor destruction. The initiation of an effective T-cell immune response to antigens requires two signals. The first one is antigen specific via the peptide/major histocompatibility complex, and the second or “costimulatory” signal is required for cytokine production, proliferation, and other aspects of T-cell activation. The use of three costimulatory molecules such as B7.1 ICAM-1 and LFA-3 (TRICOM®) has been shown to act in synergy with several tumor antigens and antigen epitopes to activate T-cells, in recombinant poxvirus delivery and expression systems. These TAAs have included carcinoembryonic antigen (CEA), prostate-specific antigen (PSA), and MUC-1.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

The initial studies proposed in this Letter of Intent Research Plan. (the “Research Plan”) involve the preclinical testing of GlobeImmune’s Tarmogens expressing CEA, which is overexpressed in a number of epithelial ductal cancers, including non-small cell lung, gastrointestinal (colorectal, pancreas), breast, and ovarian cancers. This shall be accomplished by GlobeImmune engineering Tarmogens to optimally express CEA and providing sufficient amounts of the Tarmogens to NCI to enable NCI to perform the necessary immunogenicity studies. NCI will test the Tarmogens in several animal models, including the CEA transgenic mouse with colon tumor cells transduced with human CEA. In addition, several additional tumor antigens, including Brachyury, [*]are proposed to be engineered into Tarmogens for preclinical testing. Based upon the results of the preclinical testing, clinical studies will be planned and conducted as mutually agreed upon by the parties in writing.

Studies to be conducted by GlobeImmune:

[*]

GlobeImmune, Inc. will provide to NCI Tarmogens and other proprietary materials and proprietary data and information related to the Tarmogens and product yeast characterization (the “GI Materials”) as described herein. The GI Materials shall be considered the confidential information of GlobeImmune, and GlobeImmune shall retain all right and title in and to any GI Materials made available to NCI under this Research Plan and all intellectual property rights related thereto.

Studies to be conducted by NCI:

[*]

NCI will share data obtained from studies 1 through 5 with GlobeImmune, Inc. Clinical studies of recombinant yeast vaccines expressing other antigens will be planned and conducted based upon the results of preclinical studies and as mutually agreed upon by the parties in writing

Joint efforts:

1)	Prepare manuscripts, presentations, and reports

2)	Jointly analyze all data

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

MATERIAL TRANSFER AGREEMENT

for CRADA Letter of Intent

This Material Transfer Agreement (“MTA”) has been adopted for use by the National Cancer Institute (“NCI”) for all transfers of research material (“Research Material”) for research to be performed under a Cooperative Research and Development Agreement (CRADA) Letter of Intent, whether NCI is identified below as its Provider or Recipient.

Provider: NCI

Recipient: GlobeImmune, Inc.

Proposed CRADA #2264 entitled “Preclinical and Clinical Development of Yeast-Based Tarmogens Expressing Tumor-Associated Antigens for Cancer Immunotherapy”

1. Provider agrees to transfer to Recipient’s Investigator the following Research Material:

[*]

2. THIS RESEARCH MATERIAL MAY NOT BE USED IN HUMAN SUBJECTS. The Research Material will only be used for research purposes by Recipient’s investigator in his/her laboratory, for the research project described in the Research Plan of the CRADA Letter of Intent (Appendix A), under suitable containment conditions. Recipient agrees to comply with all Federal rules and regulations applicable to the Research Plan and the handling of the Research Material.

2(a). Was the Research Material collected according to 45 CFR Part 46, “Protection of Human Subjects”?

☐ Yes (Please provide Assurance Number:                    )

☐ No

☒ Not Applicable (Research Material not collected from humans)

4. In all oral presentations or written publications concerning the Research Project, Recipient will acknowledge Provider’s contribution of this Research Material unless requested otherwise,

5. This Research Material represents a significant investment on the part of Provider and is considered proprietary to Provider. Recipient’s investigator therefore agrees to retain control over this Research Material and further agrees not to transfer the Research Material to other people not under her or his direct supervision without advance written approval of Provider. Provider reserves the right to distribute the Research Material to others and to use it for its own purposes. When the Research Project is completed, the Research Material will be disposed of, if directed by Provider.

6. This Research Material is provided as a service to the research community. IT IS BEING SUPPLIED TO RECIPIENT WITH NO WARRANTIES, EXPRESS OR IMPLIED, INCLUDING ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE. Provider makes no representations that the use of the Research Material will not infringe any patent or proprietary rights of third parties.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

7. No indemnification for any loss, claim, damage, or liability is intended or provided by any party under this agreement. Each party shall be liable for any loss, claim, damage, or liability that said party incurs as a result of its activities under this Agreement, except that NIT-I, as an agency of the United States, assumes liability only to the extent as provided under the Federal Tort Claims Act, 28 U.S.C. 2671 et seq.

8. The term of this MTA shall be the same as that of the Letter of Intent, including any extensions. Should the CRADA be executed, this agreement shall be superceded by the terms of the CRADA. Should the CRADA not be executed, this agreement shall expire at the same time as the expiration or termination of the Letter of Intent.

9. The undersigned Provider and Recipient expressly certify and affirm that the contents of any statements made herein are truthful and accurate.

10. This MTA shall be construed in accordance with Federal law as applied by the Federal courts in the District of Columbia.

SIGNATURES BEGIN ON NEXT PAGE

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

LOI Material Transfer Agreement	CRADA #2264

For GlobeImmune, Inc.

9 Aug 07	/s/ Alex Franzusoff
Date	Alex Franzusoff, Ph.D. Vice President of Research and Development

15 Aug 07	/s/ Jeffrey Rona
Date	Jeffrey Rona Chief Business Officer

GlobeImmune, Inc. 1450 Infinite Drive Louisville, CO 80027

For the National Cancer Institute

07/31/07	/s/ Kathleen Carroll
Date	Kathleen Carroll, Ph.D., MBA Associate Director, Technology Transfer Center

Provider’s Official and Mailing Address:

NCI Technology Transfer Center 6120 Executive Blvd., Suite 450 Rockville, MD 20852

Any false or misleading statements made, presented, or submitted to the Government, including any relevant omissions, under this Agreement and during the course of negotiation of this Agreement are subject to all applicable civil and criminal statutes including Federal statutes 31 U.S.C. § 38013812 (civil liability) and 18 U.S.C. § 1001 (criminal liability including fine(s) and/or imprisonment).

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

CONFIDENTIAL	GlobeImmune, Inc.-NCI CRADA # 02264

PUBLIC HEALTH SERVICE

COOPERATIVE RESEARCH AND DEVELOPMENT AGREEMENT

FOR INTRAMURAL-PHS CLINICAL RESEARCH

APPENDIX E

FIRST AMENDMENT, LETTER OF INTENT FOR CRADA #02264

(SEE ATTACHED)

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

FIRST AMENDMENT

To Letter of Intent for Proposed CRADA #2264

Preclinical and Clinical Development of Yeast-Based Tarmogens Expressing Tumor Associated Antigens for Cancer Immunotherapy

This first amendment (the “Amendment”) to the Letter of Intent (LOI), which was effective as of August 15, 2007; for a Proposed Cooperative Research and Development Agreement (CRADA) #2264, entitled “1’ reclittical and Clinical Development of Yeast-Based Tarmogens Expressing Tumor-Associated Antigens for Cancer Immunotherapy” is entered into by and between National Cancer Institute (“NCI”) and GlobeImmune, Inc. (“Collaborator”) to extend the term of the LOI. These changes are set forth below, and except for these changes, all other provisions of the original LOI remain unaffected and in full force and effect, This Amendment may be executed simultaneously in two Counterparts, each of which shall be an original but all of which shall constitute one and the same instrument. One original is to remain with the National Cancer institute and the other is to remain with the Collaborator.

1. The last paragraph of the LOI is deleted in-its entirety and replaced with the following:

“You understand, however, that this Letter is not a commitment on the part of either party to enter into a CRADA. Further, the term of this Letter shall commence as of August 15, 2007 and shall continue until August 15, 2008, provided that the term may be extended by mutual written agreement of the parties.”

ACCEPTED AND AGREED:

For the National Cancer Institute:

/s/ Anna D. Barker	1/23/08
Anna D. Barker Deputy Director, NCI	Date

/s/ Jeffrey Rona	1-16-08
Jeffrey Rona Chief Business Officer	Date

Exhibit 10.12.1

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

CONFIDENTIAL	GlobeImmune, Inc.-NCI CRADA #02264

Amendment # 1

Cooperative Research and Development Agreement # 2264

“Preclinical and Clinical Development of GlobeImmune, Inc.’s

Proprietary Yeast-Based Tarmogens Expressing Tumor-Associated

Antigens for Cancer Immunotherapy”

The purpose of this amendment is to change certain terms of the above-referenced Cooperative Research and Development Agreement (CRADA). These changes are reflected below, and except for these changes, all other provisions of the original CRADA remain in full force and effect. Two originals of this amendment are provided for execution; one is to remain with the National Cancer Institute and the other is to remain with the Collaborator.

1.	The name of the Collaborator Principal Investigator is changed to:

David Apelian, M.D., Ph.D., M.B.A.,

Senior Vice-President Research & Development and Chief Medical Officer,

GlobeImmune, Inc.

2.	A new Appendix F shall be added to this CRADA as set forth immediately following the signature page to this Amendment #1.

3.	Additional changes to other portions of the Agreement are shown below, where underlining denotes addition of new text, and ~~strikethrough~~ denotes deletion of text.

Appendix A – Research Plan is changed as follows:

In the section entitled “Goal of this CRADA”:

The principal goal of this CRADA is to evaluate the potential therapeutic benefit of administering GlobeImmune, Inc.’s proprietary whole recombinant heat-killed yeast vaccine (referred to herein as “Tarmogens” ((Targeted Molecular Immunogens)) expressing NCI-supplied tumor antigens for the treatment and/or prevention of cancer in animals and in humans. Activities under this CRADA will involve the cooperation and collaboration of LTIB at NCI and the Division of Cancer Treatment and Diagnosis (DCTD) at NCI.

The subject matter of this CRADA including any in vitro and in vivo testing conducted by Dr. Jeffrey Schlom is strictly limited to the development of vaccines that utilize ~~NCI’s proprietary~~ tumor associated antigens and GlobeImmune, Inc.’s proprietary Tarmogens.

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

CONFIDENTIAL	GlobeImmune, Inc.-NCI CRADA #02264

The objectives of this CRADA will be divided into ~~two~~ four parts:

Part I: [*]

Part II: [*]

Part III: [*]

Part IV: [*]

In the section entitled “Work Scope of CRADA,” add the following:

Part III: [*]

Part IV: [*]

Under the section entitled “DESCRIPTION OF THE CONTRIBUTIONS AND RESPONSIBILITIES OF THE PARTIES”, “[*]” add:

• [*]

Under the section entitled “DESCRIPTION OF THE CONTRIBUTIONS AND RESPONSIBILITIES OF THE PARTIES”, “[*]” add:

• [*]

Signatures begin on the following page.

2

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

CONFIDENTIAL	GlobeImmune, Inc.-NCI CRADA #02264

ACCEPTED AND AGREED TO:

For the National Cancer Institute

/s/ Douglas R. Lowy	8/3/11
Douglas R. Lowy, M.D.	Date
Deputy Director, NCI

For Collaborator:

/s/ Timothy C. Rodell	8 Aug ‘11
Timothy C. Rodell, M.D.	Date
Chief Executive Officer and President

3

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

CONFIDENTIAL	GlobeImmune, Inc.-NCI CRADA #02264

APPENDIX F

MATERIAL TRANSFER AGREEMENT FOR THIRD PARTIES

MATERIAL TRANSFER AGREEMENT

Provider: The U.S. Department of Health and Human Services, as represented by National Cancer Institute, an Institute, Center, or Division (“ICD”) of the National Institutes of Health

Recipient:

Provider’s Collaborator: GlobeImmune, Inc., a Delaware corporation having offices at 1450 Infinite Drive, Louisville, Colorado 80027

Whereas, the Provider is able to make available to the Recipient certain scientific research materials, developed by Provider and Provider’s Collaborator and in which Provider and/or Provider’s Collaborator have ownership rights;

The Provider and the Recipient agree to the following:

1. Provider agrees to transfer to Recipient’s Investigator named below the following material owned wholly or in part by Provider’s Collaborator (such material, the “Research Material”):

2. THIS RESEARCH MATERIAL MAY NOT BE USED IN HUMAN SUBJECTS. The Research Material will only be used for internal academic, non-commercial research purposes by Recipient’s investigator in his/her laboratory, for the Research Project (defined below), under suitable containment conditions and in accordance with the protocol set forth in Section 3. For clarity, the Research Material may not be used by Recipient for any of the following:

(i)	commercial purposes;

(ii)	research or other activities sponsored or funded by a commercial or for-profit entity;

(iii)	in combination with any other material that may be subject to the rights of a third party sponsor or commercial or for-profit entity; or

(iv)	a project pursuant to which Recipient or any of its employees or personnel may be obligated to grant rights to any third party sponsor or commercial or for-profit entity.

4

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

CONFIDENTIAL	GlobeImmune, Inc.-NCI CRADA #02264

Recipient agrees to comply with all Federal rules and regulations applicable to the Research Project and the handling of the Research Material. Recipient will not modify, reverse engineer, deconstruct, design around or in any way determine or analyze the structure or composition of the Research Material, or generate analogs, derivatives or formulations based on the Research Material. Recipient will maintain reasonable security measures with respect to the Research Materials, which security measures are no less strict than it maintains to protect its own valuable tangible property against loss, theft or destruction.

3. This Research Material will be used by Recipient’s investigator solely for the performance of the research protocol (“Research Project”) described with specificity on Attachment A.

4. Recipient agrees to treat in confidence, during the term of this Material Transfer Agreement and for a period of three (3) years thereafter, any information relating to the Research Material, and any other of Provider’s or Provider’s Collaborator’s written information about the Research Material except for information that was previously known to Recipient or that is or becomes publicly available or which is disclosed to Recipient without a confidentiality obligation. Provider shall use reasonable efforts to identify any such disclosures from Provider to Recipient as being CONFIDENTIAL by notice delivered to Recipient within thirty (30) days after the date of the disclosure.

(a)	Recipient may publish or otherwise publicly disclose the results of the Research Project; provided that, before Recipient submits a written document, including without limitation a paper or abstract, for publication or otherwise intends to publicly disclose information concerning the Research Project, Recipient shall notify Provider (and Provider shall have the right to disclose any such document to Provider’s Collaborator), and Provider will have forty-five (45) days to review the proposed disclosure to assure that Provider’s and Provider’s Collaborator’s CONFIDENTIAL information is protected, except when a shortened time period under court order or the Freedom of Information Act pertains. In all oral presentations or written publications concerning the Research Project, Recipient will acknowledge Provider’s and Provider’s Collaborator’s contribution of this Research Material unless requested otherwise.

(b)	At intervals mutually agreed upon by the parties during the Research Project, and upon completion of the Research Project, Recipient shall promptly and fully disclose to Provider any information, data, results, reports, and conclusions obtained or generated in the course of performing the Research Project. Provider shall have the right to disclose any such information, data, results, reports, and conclusions to Provider’s Collaborator; provided that, for clarity, such information, data, results, reports, and conclusions shall continue to be subject to Section 4(a).

5. As between the parties hereto, Provider and/or Provider’s Collaborator shall retain all right or interest in and to the Research Material, and any method or process on or relating thereto now or hereafter held by Provider and/or Provider’s Collaborator, and Recipient shall not represent to any person that it is the owner of the Research Material. Other than the limited right to use the Research Material for the Research Project as set

5

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

CONFIDENTIAL	GlobeImmune, Inc.-NCI CRADA #02264

forth in Section 2, nothing in this Material Transfer Agreement shall be construed as conferring or granting any right, license or option to license to Recipient to any of Provider’s or Provider’s Collaborator’s CONFIDENTIAL information, the Research Material, or any patent or other proprietary rights now or hereafter held by Provider or Provider’s Collaborator. The Research Material represents a significant investment on the part of Provider and Provider’s Collaborator and is proprietary to Provider and Provider’s Collaborator. Recipient’s investigator therefore agrees to retain control over this Research Material and further agrees not to transfer the Research Material to any person not under her or his direct supervision without advance written approval of Provider. Any and all such persons conducting the Research Project that are under her or his direct supervision to whom the Research Materials are transferred shall be (a) under obligations of confidentiality at least as protective as those set forth in this Material Transfer Agreement and (b) required to assign any intellectual property conceived, reduced to practice, made, and/or developed by such person in connection with such access to the Research Material to Recipient. Provider and Provider’s Collaborator reserve the right to distribute the Research Material to others and to use it for their own purposes. When the Research Project is completed, the Research Material will be disposed of, if directed by Provider.

6. This Research Material is provided as a service to the research community. IT IS BEING SUPPLIED TO RECIPIENT WITH NO WARRANTIES, EXPRESS OR IMPLIED, INCLUDING ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE. Provider makes no representations that the use of the Research Material will not infringe any patent or proprietary rights of third parties.

7. Recipient shall retain title to any patent or other intellectual property rights in inventions made by its employees in the course of the Research Project, except as otherwise set forth in the first three sentences of Section 5. Recipient agrees not to claim, infer, or imply endorsement by the Government of the United States of America (hereinafter referred to as “Government”) of the Research Project, the institution or personnel conducting the Research Project or any resulting product(s). Unless prohibited by law from doing so, Recipient agrees to hold the Government and Provider’s Collaborator harmless and to indemnify the Government and Provider’s Collaborator for all liabilities, demands, damages, expenses and losses arising out of Recipient’s use, storage, or handling for any purpose of the Research Material.

8. The undersigned Provider and Recipient expressly certify and affirm that the contents of any statements made herein are truthful and accurate.

9. This Material Transfer Agreement shall be construed in accordance with Federal law as applied by the Federal courts in the District of Columbia.

10.	The Recipient agrees to notify the Provider and Provider’s Collaborator if any of the following occur:

(a)	The Recipient wishes to use the Research Materials for commercial purposes; and

(b)	The Recipient determines that it will file a patent application describing discoveries made using the Research Materials.

6

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

CONFIDENTIAL	GlobeImmune, Inc.-NCI CRADA #02264

11. This Material Transfer Agreement is effective upon the date of the last signature date below and will continue for twenty-four (24) months from the effective date, unless terminated by either party upon thirty (30) days prior written notice, or unless extended by mutual written agreement.

12. Modifications to the terms of this Material Transfer Agreement will be effective only upon execution of a written amendment authorized by both the Provider and Recipient. This Agreement, including without limitation any attachments hereto, contains the entire understanding and agreement between the parties with respect to the subject matter hereof and supersedes all previous and contemporaneous communications, proposals, representations and agreements, whether oral or written, relating to the subject matter hereof.

Date	Recipient’s Investigator and Title

Date	Authorized Signature for Recipient and Title

Recipient’s Official and Mailing Address:

Date	Provider’s Investigator and Title

Date	Authorized Signature for Provider and Title

Provider’s Official and Mailing Address:

Any false or misleading statements made, presented, or submitted to the Government, including any relevant omissions, under this Material Transfer Agreement and during the course of negotiation of this Material Transfer Agreement are subject to all applicable civil and criminal statutes including Federal statutes 31 U.S.C. §§ 3801-3812 (civil liability) and 18 U.S.C. § 1001 (criminal liability including fine(s) and/or imprisonment).

7

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

CONFIDENTIAL	GlobeImmune, Inc.-NCI CRADA #02264

Read and acknowledged by Provider’s Collaborator (which, for clarity, is not a party to this Material Transfer Agreement, and Provider’s Collaborator grants no rights under this Material Transfer Agreement and PROVIDES NO REPRESENTATIONS OR WARRANTIES WITH RESPECT TO THE RESEARCH MATERIAL OR ANY ACTIVITIES CONDUCTED UNDER THIS MATERIAL TRANSFER AGREEMENT, EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR NON-INFRINGEMENT OF INTELLECTUAL PROPERTY RIGHTS):

Date	Authorized Signature for Provider’s Collaborator and Title

8

Exhibit 10.13

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

PUBLIC HEALTH SERVICE

PATENT LICENSE AGREEMENT – EXCLUSIVE

COVER PAGE

For PHS internal use only:

License Number:

L-127-2007/0

License Application Number: A-052-2007

Serial Number(s) of Licensed Patent(s) or Patent Application(s):

[*]

Licensee:

GlobeImmune

1450 Infinite Drive

Louisville, CO 80027

Cooperative Research and Development Agreement (CRADA) Number (if a subject invention):

N/A

Additional Remarks:

Public Benefit(s):

Licensee agrees, after its First Commercial Sale, to use its reasonable commercial efforts to make reasonable quantities of Licensed Product(s) or materials produced through the use of Licensed Process(es) available on a compassionate use basis to indigent patients subject to availability, either through the patient’s physician(s) and/or the medical center treating the patient; provided, however, that such requirement shall not substantially keep the Licensee from commercializing the Licensed Product(s); and

Licensee further agrees, after its First Commercial Sale and as part of its marketing and product promotion, to use its reasonable commercials efforts to develop written educational materials (e.g., brochures, advertisements, etc.) directed to patients and physicians detailing the Licensed Product(s) and/or medical aspects of the prophylactic and therapeutic uses of the Licensed Product(s).

Page 1 of 27    [Final]    [GlobeImmune, Inc.]    [June 11, 2007]

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

This Patent License Agreement, hereinafter referred to as the “Agreement”, consists of this Cover Page, an attached Agreement, a Signature Page, Appendix A (List of Patent(s) or Patent Application(s)), Appendix B (Fields of Use and Territory), Appendix C (Royalties), Appendix D (Benchmarks and Performance), Appendix E (Commercial Development Plan), Appendix F (Example Royalty Report), and Appendix G (Royalty Payment Options). The Parties to this Agreement are:

1)	The National Institutes of Health (“NIH”) or the Food and Drug Administration (“FDA”), hereinafter singly or collectively referred to as “PHS”, agencies of the United States Public Health Service within the Department of Health and Human Services (“HHS”); and

2)	The person, corporation, or institution identified above or on the Signature Page, having offices at the address indicated on the Signature Page, hereinafter referred to as “Licensee”.

Page 2 of 27    [Final]    [GlobeImmune, Inc.]    [June 11, 2007]

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

PHS PATENT LICENSE AGREEMENT – EXCLUSIVE

PHS and Licensee agree as follows:

1.	BACKGROUND

1.1	In the course of conducting biomedical and behavioral research, PHS investigators made inventions that may have commercial applicability.

1.2	By assignment of rights from PHS employees and other inventors, HHS, on behalf of the Government, owns intellectual property rights claimed in any United States or foreign patent applications or patents corresponding to the assigned inventions. HHS also owns any tangible embodiments of these inventions actually reduced to practice by PHS.

1.3	The Secretary of HHS has delegated to PHS the authority to enter into this Agreement for the licensing of rights to these inventions.

1.4	PHS desires to transfer these inventions to the private sector through commercialization licenses to facilitate the commercial development of products and processes for public use and benefit.

1.5	Licensee desires to acquire commercialization rights to certain of these inventions in order to develop processes, methods, or marketable products for public use and benefit.

2.	DEFINITIONS

2.1	“Benchmarks” mean the performance milestones that are set forth in Appendix D.

2.2	“Commercial Development Plan” means the written commercialization plan attached as Appendix E.

2.3	“First Commercial Sale” means the initial transfer after marketing approval by FDA or by a foreign equivalent, including, if applicable, but without limitation pricing approvals, by or on behalf of Licensee or its sublicensees of Licensed Products or the initial practice of a Licensed Process by or on behalf of Licensee or its sublicensees in exchange for cash or some equivalent to which value can be assigned for the purpose of determining Net Sales.

2.4	“Government” means the Government of the United States of America.

2.5	“Licensed Fields of Use” means the fields of use identified in Appendix B.

2.6	“Licensed Patent Rights” shall mean:

(a)	Patent applications (including provisional patent applications and PCT patent applications) or patents listed in Appendix A, all divisions , continuations, and continuations-in-part of these applications, all patents issuing from these applications, divisions, and continuations, and any reissues, reexaminations, and extensions of these patents;

(b)	to the extent that the following contain one or more claims directed to the invention or inventions disclosed in 2.6(a):

(i)	continuations-in-part of 2.6(a);

Page 3 of 27    [Final]    [GlobeImmune, Inc.]    [June 11, 2007]

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

(ii)	all divisions and continuations of these continuations-in-part;

(iii)	all patents issuing from these continuations-in-part, divisions, and continuations;

(iv)	priority patent application(s) of 2.6(a); and

(v)	any reissues, reexaminations, and extensions of these patents;

(c)	to the extent that the following contain one or more claims directed to the invention or inventions disclosed in 2.6(a): all counterpart foreign and U.S. patent applications and patents to 2.6(a) and 2.6(b), including those listed in Appendix A; and,

(d)	Licensed Patent Rights shall not include 2.6(b) or 2.6(c) to the extent that they contain one or more claims directed to new matter which is not the subject matter disclosed in 2.6(a).

2.7	“Licensed Processes” means processes which, in the course of being practiced, would be within the scope of one or more claims of the Licensed Patent Rights that have not expired or been held unpatentable, invalid or unenforceable by an unappealed or unappealable judgment of a court of competent jurisdiction.

2.8	“Licensed Products” means tangible materials which, in the course of manufacture, use, sale, or importation, would be within the scope of one or more claims of the Licensed Patent Rights that have not expired or been held unpatentable, invalid or unenforceable by an unappealed or unappealable judgment of a court of competent jurisdiction.

2.9	“Licensed Territory” means the geographical area identified in Appendix B.

2.10	“Net Sales” means [*]

2.11	“Practical Application” means to manufacture in the case of a composition or product, to practice in the case of a process or method, or to operate in the case of a machine or system; and in each case, under these conditions as to establish that the invention is being utilized and that its benefits are to the extent permitted by law or Government regulations available to the public on reasonable terms.

2.12	“Research License” means a nontransferable, nonexclusive license to make and to use Licensed Products or Licensed Processes as defined by the Licensed Patent Rights for purposes of research and not for purposes of commercial manufacture or distribution or in lieu of purchase.

2.13	“Affiliate” means a corporation or other business entity which directly or indirectly is controlled by or controls, or is under common control with Licensee. For this purpose, the term “control” shall mean ownership of more than fifty percent (50%) of the voting stock or other ownership interest of the corporation or other business entity, or the power to elect or appoint more than fifty percent (50%) of the members of the governing body of the corporation or other business entity.

2.14	“Distributor” shall mean a third party which purchases Licensed Product(s) from Licensee or one of its Affiliate(s) or Sublicensee(s) for further re-sale, but which does not have a sublicense to manufacture Licensed Product(s), except to the extent such a sublicense is necessary for such third party (i) to perform final packaging of Licensed Product(s) and/or (ii) to enable a regulatory filing and/or to conduct a confirmatory clinical trial of a Licensed Product(s) to support a regulatory filing in such third party’s territory after such Licensed Product(s) has been approved in a major market.

Page 4 of 27    [Final]    [GlobeImmune, Inc.]    [June 11, 2007]

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

3.	GRANT OF RIGHTS

3.1	PHS hereby grants and Licensee accepts, subject to the terms and conditions of this Agreement, an exclusive license under the Licensed Patent Rights in the Licensed Territory to make and have made, to use and have used, to sell and have sold, to offer to sell, and to import any Licensed Products in the Licensed Fields of Use and to practice and have practiced any Licensed Processes in the Licensed Fields of Use.

3.2	This Agreement confers no license or rights by implication, estoppel, or otherwise under any patent applications or patents of PHS other than the Licensed Patent Rights regardless of whether these patents are dominant or subordinate to the Licensed Patent Rights.

4.	SUBLICENSING

4.1	Upon written approval by PHS, Licensee may enter into sublicensing agreements under the Licensed Patent Rights, such approval will not be unreasonably delayed or withheld, unless the provisions set forth in Paragraph 4.2 below are not included and/or otherwise made binding upon the sublicensee. For purposes of clarification, PHS agrees that modification of the terms of this Agreement will not be a condition for approval by PHS for Licensee to enter into sublicensing agreements. Licensee shall provide written notice to PHS in the event Licensee desires to grant a sublicense to a third party to develop or commercialize a License Product. In the event that PHS does not provide a written objection to Licensee within ten (10) business days of receiving notice under the preceding sentence, PHS shall be deemed to have given its approval to the sublicense arrangement described in the notice.

4.2	Licensee agrees that any sublicenses granted by it shall provide that the obligations to PHS of Paragraphs 5.1-5.4, 8.1, 10.1, 10.2, 12.5, and 13.7-13.9 of this Agreement shall be binding upon the sublicensee as if it were a party to this Agreement. Licensee further agrees to attach copies of these Paragraphs to all sublicense agreements.

4.3	Any sublicenses granted by Licensee shall provide for the termination of the sublicense, or the conversion to a license directly between the sublicensees and PHS, at the option of the sublicensee, upon termination of this Agreement under Article 13. This conversion is subject to PHS approval and contingent upon acceptance by the sublicensee of the remaining provisions of this Agreement.

4.4	Licensee agrees to forward to PHS a complete copy of each fully executed sublicense agreement, postmarked within thirty (30) days of the execution of the agreement. To the extent permitted by law, PHS agrees to maintain each sublicense agreement in confidence.

5.	STATUTORY AND PHS REQUIREMENTS AND RESERVED GOVERNMENT RIGHTS

5.1 (a)	PHS reserves on behalf of the Government an irrevocable, nonexclusive, nontransferable, royalty-free license for the practice of all inventions licensed under the Licensed Patent Rights throughout the world by or on behalf of the Government and on behalf of any foreign government or international organization pursuant to any existing or future treaty or agreement to which the Government is a signatory. Prior to the First Commercial Sale, Licensee agrees to provide PHS with reasonable quantities of Licensed Products or materials made through the Licensed Processes for PHS research use; and

Page 5 of 27    [Final]    [GlobeImmune, Inc.]    [June 11, 2007]

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

(b)	In the event that the Licensed Patent Rights are Subject Inventions made under a Cooperative Research and Development Agreement (CRADA), Licensee grants to the Government, pursuant to 15 U.S.C. §3710a(b)(1)(A), a nonexclusive, nontransferable, irrevocable, paid-up license to practice Licensed Patent Rights or have Licensed Patent Rights practiced throughout the world by or on behalf of the Government. In the exercise of this license, the Government shall not publicly disclose trade secrets or commercial or financial information that is privileged or confidential within the meaning of 5 U.S.C. §552(b)(4) or which would be considered as such if it had been obtained from a non-Federal party. Prior to the First Commercial Sale, Licensee agrees to provide PHS reasonable quantities of Licensed Products or materials made through the Licensed Processes for PHS research use.

5.2	Licensee agrees that products used or sold in the United States embodying Licensed Products or produced through use of Licensed Processes shall be manufactured substantially in the United States, unless a written waiver is obtained in advance from PHS.

5.3	Licensee acknowledges that PHS may enter into future CRADAs under the Federal Technology Transfer Act of 1986 that relate to the subject matter of this Agreement. Licensee agrees not to unreasonably deny requests for a Research License from future collaborators with PHS when acquiring these rights is necessary in order to make a CRADA project feasible. Licensee may request an opportunity to join as a party to the proposed CRADA.

5.4 (a)	In addition to the reserved license of Paragraph 5.1, PHS reserves the right to grant Research Licenses directly or to require Licensee to grant Research Licenses on reasonable terms. The purpose of these Research Licenses is to encourage basic research, whether conducted at an academic or corporate facility. In order to safeguard the Licensed Patent Rights, however, PHS shall consult with Licensee before granting to commercial entities a Research License or providing to them research samples of materials made through the Licensed Processes; and

(b)	In exceptional circumstances, and in the event that Licensed Patent Rights are Subject Inventions made under a CRADA, the Government, pursuant to 15 U.S.C. §3710a(b)(1)(B), retains the right to require the Licensee to grant to a responsible applicant a nonexclusive, partially exclusive, or exclusive sublicense to use the Licensed Patent Rights in the Licensed Field of Use on terms that are reasonable under the circumstances, or if Licensee fails to grant this license, the Government retains the right to grant the license itself. The exercise of these rights by the Government shall only be in exceptional circumstances and only if the Government determines:

(i)	the action is necessary to meet health or safety needs that are not reasonably satisfied by Licensee;

(ii)	the action is necessary to meet requirements for public use specified by Federal regulations, and these requirements are not reasonably satisfied by the Licensee; or

Page 6 of 27    [Final]    [GlobeImmune, Inc.]    [June 11, 2007]

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

(iii)	the Licensee has failed to comply with an agreement containing provisions described in 15 U.S.C. §3710a(c)(4)(B); and

(c)	The determination made by the Government under this Paragraph 5.4 is subject to administrative appeal and judicial review under 35 U.S.C. §203(2).

6.	ROYALTIES AND REIMBURSEMENT

6.1	Licensee agrees to pay PHS [*]

6.2	Licensee agrees to pay PHS [*]

6.3	Licensee agrees to pay PHS [*]

6.4	Licensee agrees to pay PHS [*]

6.5	Licensee agrees to pay PHS [*]

6.6	A patent or patent application licensed under this Agreement shall cease to fall within the Licensed Patent Rights for the purpose of computing earned royalty payments in any given country on the earliest of the dates that:

(a)	the application has been abandoned and not continued;

(b)	the application has been pending for [*] after the Effective Date of the Agreement. However, should the application issue the patent will fall within the Licensed Patent Rights for the purpose of computing earned royalty payments;

(c)	the patent expires or irrevocably lapses, or

(d)	the claim has been held to be invalid or unenforceable by an unappealed or unappealable decision of a court of competent jurisdiction or administrative agency.

6.7	No multiple royalties shall be payable because any Licensed Products or Licensed Processes are covered by more than one of the Licensed Patent Rights.

6.8	On sales of Licensed Products by Licensee to [*]

6.9	With regard to unreimbursed expenses associated with the preparation, filing, prosecution, and maintenance of all patent applications and patents included within the Licensed Patent Rights and incurred by PHS prior to the Effective Date of this Agreement, [*]

6.10	With regard to unreimbursed expenses associated with the preparation, filing, prosecution, and maintenance of all patent applications and patents included within the Licensed Patent Rights incurred by PHS on or after the Effective Date of this Agreement, PHS, at its sole option, may require Licensee:

(a)	[*]

Page 7 of 27    [Final]    [GlobeImmune, Inc.]    [June 11, 2007]

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

6.11	PHS agrees, upon written request, to provide Licensee with summaries of patent prosecution invoices for which PHS has requested payment from the Licensee under Paragraphs 6.9 and 6.10.

6.12	Licensee may elect to surrender its rights in any country of the Licensed Territory under any of the Licensed Patent Rights upon ninety (90) days written notice to PHS and owe no payment obligation under Paragraph 6.10 for patent-related expenses incurred in that country after ninety (90) days of the Effective Date of the written notice.

7.	PATENT FILING, PROSECUTION, AND MAINTENANCE

7.1	Except as otherwise provided in this Article 7, PHS agrees to take responsibility for all aspects of the preparation, filing, prosecution, and maintenance of any and all patent applications or patents included in the Licensed Patent Rights; provided that PHS shall, on an ongoing basis, promptly furnish to Licensee copies of relevant patent-related documents in order to provide Licensee an opportunity to provide comments regarding such documents to PHS. In the event that Licensee provides comments to PHS, PHS will consider such comments in good faith and, if reasonable, revise such documents to include Licensee’s comments.

7.2	At any time, PHS may provide Licensee with written notice that PHS wishes to assume control of the preparation, filing, prosecution, and maintenance of any and all patent applications or patents included in the Licensed Patent Rights. If PHS elects to reassume these responsibilities, Licensee agrees to cooperate fully with PHS, its attorneys, and agents in the preparation, filing, prosecution, and maintenance of any and all patent applications or patents included in the Licensed Patent Rights and to provide PHS with complete copies of any and all documents or other materials that PHS deems necessary to undertake such responsibilities. Licensee shall be responsible for all costs associated with transferring patent prosecution responsibilities to an attorney or agent of PHS’ choice.

7.3	Each party shall promptly inform the other as to all matters that come to its attention that may affect the preparation, filing, prosecution, or maintenance of the Licensed Patent Rights and permit each other to provide comments and suggestions with respect to the preparation, filing, prosecution, and maintenance of Licensed Patent Rights, which comments and suggestions shall be considered by the other party.

8.	RECORD KEEPING

8.1	Licensee agrees to keep accurate and correct records of Licensed Products made, used, sold, or imported and Licensed Processes practiced under this Agreement appropriate to determine the amount of royalties due PHS. These records shall be retained for at least five (5) years following a given reporting period and shall be available during normal business hours for inspection, at the expense of PHS, by an accountant or other designated auditor selected by PHS for the sole purpose of verifying reports and royalty payments hereunder. The accountant or auditor shall only disclose to PHS information relating to the accuracy of reports and royalty payments made under this Agreement. If an inspection shows an underreporting or underpayment in excess of [*] for any [*] period, then [*] at the time Licensee pays the unreported royalties, including any additional royalties as required by Paragraph 9.8. All royalty payments required under this Paragraph shall be due within thirty (30) days of the date PHS provides Licensee notice of the payment due.

Page 8 of 27    [Final]    [GlobeImmune, Inc.]    [June 11, 2007]

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

8.2	Beginning after the First Commercial Sale, Licensee agrees to have an audit of sales and royalties conducted by an independent auditor that is paid for by PHS at least every two (2) years if annual sales of the Licensed Products or Licensed Processes are over [*]. The audit shall address, at a minimum, the amount of gross sales by or on behalf of Licensee during the audit period, terms of the license as to percentage or fixed royalty to be remitted to the Government, the amount of royalties owed to the Government under this Agreement, and whether the royalties owed have been paid to the Government and is reflected in the records of the Licensee. The audit shall also indicate the PHS license number, product, and the time period being audited. A report certified by the auditor shall be submitted promptly by the auditor directly to PHS on completion. [*].

9.	REPORTS ON PROGRESS, BENCHMARKS, SALES, AND PAYMENTS

9.1	Prior to signing this Agreement, Licensee has provided PHS with the Commercial Development Plan in Appendix E, under which Licensee intends to bring the subject matter of the Licensed Patent Rights to the point of Practical Application. This Commercial Development Plan is hereby incorporated by reference into this Agreement. Based on this plan, performance Benchmarks are determined as specified in Appendix D.

9.2	Licensee shall provide written annual reports on its product development progress or efforts to commercialize under the Commercial Development Plan for each of the Licensed Fields of Use within sixty (60) days after December 31 of each calendar year. These progress reports shall include, but not be limited to: progress on research and development, status of applications for regulatory approvals, manufacturing, sublicensing, marketing, importing, and sales during the preceding calendar year, as well as, plans for the present calendar year. PHS also encourages these reports to include information on any of Licensee’s public service activities that relate to the Licensed Patent Rights. If reported progress differs from that projected in the Commercial Development Plan and Benchmarks, Licensee shall explain the reasons for these differences. In the annual report, Licensee may propose amendments to the Commercial Development Plan, acceptance of which by PHS may not be denied unreasonably. Licensee agrees to provide any additional information reasonably required by PHS to evaluate Licensee’s performance under this Agreement. Licensee may amend the Benchmarks at any time upon written approval by PHS. PHS shall not unreasonably withhold approval of any request of Licensee to extend the time periods of this schedule if the request is supported by a reasonable showing by Licensee of diligence in its performance under the Commercial Development Plan and toward bringing the Licensed Products to the point of Practical Application as defined in 37 CFR §404.3(d). Licensee shall amend the Commercial Development Plan and Benchmarks at the request of PHS to address any Licensed Fields of Use not specifically addressed in the plan originally submitted.

9.3	Licensee shall report to PHS the dates for achieving Benchmarks specified in Appendix C and the First Commercial Sale in each country in the Licensed Territory within thirty (30) days of such occurrences.

9.4	Beginning after the First Commercial Sale, Licensee shall submit to P115, within sixty (60) days after each calendar half-year ending June 30 and December 31, a royalty report, as described in the example in Appendix F, setting forth for the preceding half-year period the amount of the Licensed Products sold or Licensed Processes practiced by or on behalf of Licensee in each country within the Licensed Territory, the Net Sales, and the amount of royalty accordingly due. With each royalty report, Licensee shall submit payment of earned royalties due. If no earned royalties are due to PHS for any reporting period, the written report shall so state. The royalty report shall be certified as correct by an authorized officer of Licensee and shall include a detailed listing of all deductions made under Paragraph 2.10 to determine Net Sales made under Article 6 to determine royalties due.

Page 9 of 27    [Final]    [GlobeImmune, Inc.]    [June 11, 2007]

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

9.5	Licensee agrees to forward semi-annually to PHS a copy of these reports received by Licensee from its sublicensees during the preceding half-year period as shall be pertinent to a royalty accounting to PHS by Licensee for activities under the sublicense.

9.6	Royalties due under Article 6 shall be paid in U.S. dollars and payment options are listed in Appendix G. For conversion of foreign currency to U.S. dollars, the conversion rate shall be the New York foreign exchange rate quoted in The Wall Street Journal on the day that the payment is due. Any loss of exchange, value, taxes, or other expenses incurred in the transfer or conversion to U.S. dollars shall be paid entirely by Licensee. The royalty report required by Paragraph 9.4 shall be mailed to PHS at its address for Agreement Notices indicated on the Signature Page.

9.7	Licensee shall be solely responsible for determining if any tax on royalty income is owed outside the United States and shall pay the tax and be responsible for all filings with appropriate agencies of foreign governments.

9.8	Additional royalties may be assessed by PHS on any payment that is more than [*] overdue at the rate of [*]. This [*] rate may be applied retroactively from the original due date until the date of receipt by PHS of the overdue payment and additional royalties. The payment of any additional royalties shall not prevent PHS from exercising any other rights it may have as a consequence of the lateness of any payment.

9.9	All plans and reports required by this Article 9 and marked “confidential” by Licensee shall, to the extent permitted by law, be treated by PHS as commercial and financial information obtained from a person and as privileged and confidential, and any proposed disclosure of these records by the PHS under the Freedom of Information Act (FOIA), 5 U.S.C. §552 shall be subject to the predisclosure notification requirements of 45 CFR §5.65(d).

10.	PERFORMANCE

10.1	Licensee shall use its reasonable commercial efforts to bring the Licensed Products and Licensed Processes to Practical Application, where “reasonable commercial efforts” means efforts that are consistent with those made by a business of similar size and resources, in a similar circumstance and context, to achieve a particular result in a timely manner in accordance with the Commercial Development Plan in Appendix E and with the intention to satisfy the time-based Benchmarks listed in Appendix D, as modified from time to time by the parties, but shall not require Licensee to take actions that would be commercially unreasonable. The efforts of a sublicensee shall be considered the efforts of Licensee.

10.2	Upon the First Commercial Sale, until the expiration or termination of this Agreement, Licensee shall use its reasonable commercial efforts to make Licensed Products and Licensed Processes reasonably accessible to the United States public.

10.3	Licensee agrees, after its First Commercial Sale, to use its reasonable commercial efforts to make reasonable quantities of Licensed Products or materials produced through the use of Licensed Processes available on a compassionate use basis to patients, either through the patient’s physician(s) or the medical center treating the patient.

10.4	Licensee agrees, after its First Commercial Sale and as part of its marketing and product promotion, to use its reasonable commercial efforts to develop educational materials (e.g., brochures, website, etc.) directed to patients and physicians detailing the Licensed Products or medical aspects of the prophylactic and therapeutic uses of the Licensed Products.

Page 10 of 27    [Final]    [GlobeImmune, Inc.]    [June 11, 2007]

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

10.5	Licensee agrees, after the First Commercial Sale, to use its reasonable commercial efforts to supply, to the Mailing Address for Agreement Notices indicated on the Signature Page, the Office of Technology Transfer, NIH with inert samples of the Licensed Products or Licensed Processes or their packaging for educational and display purposes only.

11.	INFRINGEMENT AND PATENT ENFORCEMENT

11.1	PHS and Licensee agree to notify each other promptly of each infringement or possible infringement of the Licensed Patent Rights, as well as, any facts which may affect the validity, scope, or enforceability of the Licensed Patent Rights of which either party becomes aware.

11.2	Pursuant to this Agreement and the provisions of Chapter 29 of Title 35, United States Code, Licensee may:

(a)	bring suit in its own name, at its own expense, and on its own behalf for infringement of presumably valid claims in the Licensed Patent Rights;

(b)	in any suit, enjoin infringement and collect for its use, damages, profits, and awards of whatever nature recoverable for the infringement; or

(c)	settle any claim or suit for infringement of the Licensed Patent Rights provided, however, that PHS and appropriate Government authorities shall have the first right to take such actions; and

(d)	If Licensee desires to initiate a suit for patent infringement, Licensee shall notify PHS in writing. If PHS does not notify Licensee of its intent to pursue legal action within ninety (90) days, Licensee shall be free to initiate suit. PHS shall have a continuing right to intervene in the suit. Licensee shall take no action to compel the Government either to initiate or to join in any suit for patent infringement, but Licensee may request the Government to initiate or join in any suit if necessary to avoid dismissal of the suit and if, after such a request, Government does not join such suit and, as a result, such suit is dismissed, the parties shall negotiate in good faith to reduce Licensee’s financial obligations under Paragraphs 6.2 – 6.4 proportional to the economic loss due to dismissal of the suit, as appropriate. Should the Government be made a party to any suit, Licensee shall reimburse the Government for any costs, expenses, or fees which the Government incurs as a result of the motion or other action, including all costs incurred by the Government in opposing the motion or other action. In all cases, Licensee agrees to keep PHS reasonably apprised of the status and progress of any litigation. Before Licensee commences an infringement action, Licensee shall notify PHS and give careful consideration to the views of PHS and to any potential effects of the litigation on the public health in deciding whether to bring suit.

11.3	In the event that a declaratory judgment action alleging invalidity or non-infringement of any of the Licensed Patent Rights shall be brought against Licensee or raised by way of counterclaim or affirmative defense in an infringement suit brought by Licensee under Paragraph 11.2, pursuant to this Agreement and the provisions of Chapter 29 of Title 35, United States Code or other statutes, Licensee may:

(a)	defend the suit in its own name, at its own expense, and on its own behalf for presumably valid claims in the Licensed Patent Rights;

Page 11 of 27    [Final]    [GlobeImmune, Inc.]    [June 11, 2007]

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

(b)	in any suit, ultimately to enjoin infringement and to collect for its use, damages, profits, and awards of whatever nature recoverable for the infringement; and

(c)	settle any claim or suit for declaratory judgment involving the Licensed Patent Rights-provided, however, that PHS and appropriate Government authorities shall have the first right to take these actions and shall have a continuing right to intervene in the suit; and

Page 12 of 27    [Final]    [GlobeImmune, Inc.]    [June 11, 2007]

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

(d)	If PHS does not notify Licensee of its intent to respond to the legal action within a reasonable time, Licensee shall be free to do so. Licensee shall take no action to compel the Government either to initiate or to join in any declaratory judgment action, but Licensee may request the Government to initiate or to join any suit if necessary to avoid dismissal of the suit and if after such a request, Government does not initiate or join such suit and, as a result, such suit is dismissed, the parties shall negotiate in good faith to reduce Licensee’s financial obligations under Paragraphs 6.2 – 6.4 proportional to the economic loss due to dismissal of the suit, as appropriate Should the Government be made a party to any suit by motion or any other action of Licensee, Licensee shall reimburse the Government for any costs, expenses, or fees, which the Government incurs as a result of the motion or other action. If Licensee elects not to defend against the declaratory judgment action, PHS, at its option, may do so at its own expense. In all cases, Licensee agrees to keep PHS reasonably apprised of the status and progress of any litigation. Before Licensee commences an infringement action, Licensee shall notify PHS and give careful consideration to the views of PHS and to any potential effects of the litigation on the public health in deciding whether to bring suit.

11.4	In any action under Paragraphs 11.2 or 11.3 the expenses including costs, fees, attorney fees, and disbursements, shall be paid by Licensee. The value of any recovery made by Licensee through court judgment or settlement [*].

11.5	PHS shall cooperate fully with Licensee in connection with any action under Paragraphs 11.2 or 11.3. PHS agrees promptly to provide access to all necessary documents and to render reasonable assistance in response to a request by Licensee.

12.	NEGATION OF WARRANTIES AND INDEMNIFICATION

12.1	PHS offers no warranties other than, as specified in Article 1, (i) HHS, by assignment of rights from PHS employees and other inventors, on behalf of the Government, owns all intellectual property rights claimed in the United States and foreign patent applications and patents in the Licensed Patent Rights, (ii) HHS owns tangible embodiments of inventions actually reduced to practice, and (iii) PHS has the authority, by delegation from the Secretary of HHS, to enter into this Agreement.

12.2	PHS does not warrant the validity of the Licensed Patent Rights and makes no representations whatsoever with regard to the scope of the Licensed Patent Rights, or that the Licensed Patent Rights may be exploited without infringing other patents or other intellectual property rights of third parties.

12.3	PHS MAKES NO WARRANTIES, EXPRESS OR IMPLIED, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OF ANY SUBJECT MATTER DEFINED BY THE CLAIMS OF THE LICENSED PATENT RIGHTS OR TANGIBLE MATERIALS RELATED THERETO.

12.4	PHS does not represent that it shall commence legal actions against third parties infringing the Licensed Patent Rights.

12.5	Licensee shall indemnify and hold PHS, its employees, students, fellows, agents, and consultants harmless from and against all liability, demands, damages, expenses, and losses, including but not limited to death, personal injury, illness, or property damage in connection with or arising out of:

Page 13 of 27    [Final]    [GlobeImmune, Inc.]    [June 11, 2007]

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

(a)	the use by or on behalf of Licensee, its sublicensees, directors, or employees (“Licensee Parties”) of any Licensed Patent Rights; or

(b)	the design, manufacture, distribution, or use by Licensee Parties of any Licensed Products, Licensed Processes, or other products or processes developed by Licensee Parties in connection with or arising out of the Licensed Patent Rights.

12.6	Licensee agrees to maintain a liability insurance program consistent with sound business practices for a business of similar size and resources, in a similar circumstance and context.

13.	TERM, TERMINATION, AND MODIFICATION OF RIGHTS

13.1	This Agreement is effective (“Effective Date”)when signed by all parties, unless the provisions of Paragraph 14.17 are not fulfilled, and shall extend to the expiration or termination of the last to expire of the Licensed Patent Rights unless sooner terminated as provided in this Article 13.

13.2	In the event that Licensee is in material default in the performance of any material obligations under this Agreement, including but not limited to the obligations listed in Paragraph 13.5, and if the default has not been remedied within [*] after the date of notice in writing of the default, PHS may terminate this Agreement by written notice and pursue outstanding royalties owed through procedures provided by the Federal Debt Collection Act.

13.3	In the event that Licensee becomes insolvent, files a petition in bankruptcy, has such a petition filed against it, determines to file a petition in bankruptcy, or receives notice of a third party’s intention to file an involuntary petition in bankruptcy, Licensee shall immediately notify PHS in writing. Furthermore, PHS shall have the right to terminate this Agreement immediately upon Licensee’s receipt of written notice.

13.4	Licensee shall have a unilateral right to terminate this Agreement or any licenses in any country or territory by giving PHS [*] written notice to that effect.

13.5	Subject to Paragraph 13.5, PHS shall specifically have the right to terminate or modify, at its option, this Agreement, if PHS determines that the Licensee:

(a)	is not executing the Commercial Development Plan and the Licensee cannot otherwise demonstrate to PHS’ satisfaction that the Licensee has taken, or can be expected to take within a reasonable time, effective steps to achieve Practical Application of the Licensed Products or Licensed Processes;

(b)	has not achieved the Benchmarks as may be modified under Paragraph 9.2;

(c)	has willfully made a false statement of, or willfully omitted a material fact in the license application or in any report required by the license Agreement;

(d)	has committed a material breach of a material covenant or material agreement contained in this Agreement;

(e)	is not keeping Licensed Products or Licensed Processes reasonably available to the public after commercial use commences;

(f)	cannot, after First Commercial Sale, reasonable satisfy unmet health and safety needs; or

Page 14 of 27    [Final]    [GlobeImmune, Inc.]    [June 11, 2007]

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

(g)	cannot reasonably justify a failure to comply with the domestic production requirement of Paragraph 5.2 unless waived.

13.6	In making the determination referenced in Paragraph 13.5, PHS shall take into account the normal course of such commercial development programs conducted with sound and reasonable business practices and judgment and the annual reports submitted by Licensee under Paragraph 9.2. Prior to invoking termination or modification of this Agreement under Paragraph 13.5, PHS shall give written notice to Licensee providing Licensee specific notice of, and a ninety (90) day opportunity to respond to, PHS’ concerns as to the items referenced in 13.5(a)-13.5(g). If Licensee fails to alleviate PHS’ concerns as to the items referenced in 13.5(a)-13.5(g) or fails to initiate corrective action to PHS’ satisfaction, PHS, subject to Paragraph 13.8, may modify or terminate this Agreement.

13.7	When the public health and safety so require, and after written notice to Licensee providing Licensee a sixty (60) day opportunity to respond, PHS shall have the right to require Licensee to grant sublicenses to responsible applicants, on reasonable terms, in any Licensed Fields of Use under the Licensed Patent Rights, unless Licensee can reasonably demonstrate that the granting of the sublicense would not materially increase the availability to the public of the subject matter of the Licensed Patent Rights. PHS shall not require the granting of a sublicense unless the responsible applicant has first negotiated in good faith with Licensee.

13.8	Subject to Paragraph 13.8, PHS reserves the right according to 35 U.S.C. §209(d)(3) to terminate or modify this Agreement if it is determined that this action is necessary to meet the requirements for public use specified by federal regulations issued after the date of the license and these requirements are not reasonably satisfied by Licensee.

13.9	Within thirty (30) days of receipt of written notice of PHS’ unilateral decision to modify or terminate this Agreement, Licensee may, consistent with the provisions of 37 CFR §404.11, appeal the decision by written submission to the designated PHS official. The decision of the designated PHS official shall be the final agency decision. Licensee may thereafter exercise any and all administrative or judicial remedies that may be available.

13.10	Within ninety (90) days of expiration or termination of this Agreement under this Article 13, a final report shall be submitted by Licensee. Any royalty payments, including those incurred but not yet paid (such as the full minimum annual royalty), and those related to patent expense, due to PHS shall become immediately due and payable upon termination or expiration. If terminated under this Article 13, sublicensees may elect to convert their sublicenses to direct licenses with PHS pursuant to Paragraph 4.3. Unless otherwise specifically provided for under this Agreement, upon termination or expiration of this Agreement, Licensee shall return all Licensed Products or other materials included within the Licensed Patent Rights to PHS or provide PHS with certification of the destruction thereof.

Page 15 of 27    [Final]    [GlobeImmune, Inc.]    [June 11, 2007]

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

14.	GENERAL PROVISIONS

14.1	Neither party may waive or release any of its rights or interests in this Agreement except in writing. The failure of the Government to assert a right hereunder or to insist upon compliance with any term or condition of this Agreement shall not constitute a waiver of that right by the Government or excuse a similar subsequent failure to perform any of these terms or conditions by Licensee.

14.2	This Agreement constitutes the entire agreement between the parties relating to the subject matter of the Licensed Patent Rights, Licensed Products and Licensed Processes, and all prior and contemporaneous negotiations, representations, agreements, and understandings are merged into, extinguished by, and completely expressed by this Agreement.

14.3	The provisions of this Agreement are severable, and in the event that any provision of this Agreement shall be determined to be invalid or unenforceable under any controlling body of law, this determination shall not in any way affect the validity or enforceability of the remaining provisions of this Agreement; provided that no such severability shall be effective if it materially changes the economic benefit of this Agreement to either Party.

14.4	If either party desires a modification to this Agreement, the parties shall, upon reasonable notice of the proposed modification by the party desiring the change, confer in good faith to determine the desirability of the modification. No modification shall be effective until a written amendment is signed by the signatories to this Agreement or their designees.

14.5	The construction, validity, performance, and effect of this Agreement shall be governed by Federal law as applied by the Federal courts in the District of Columbia.

14.6	All Agreement notices required or permitted by this Agreement shall be given by prepaid, first class, registered or certified mail or by an express/overnight delivery service provided by a commercial carrier, properly addressed to the other party at the address designated on the following Signature Page, or to another address as may be designated in writing by the other party. Agreement notices shall be considered timely if the notices are received on or before the established deadline date or sent on or before the deadline date as verifiable by U.S. Postal Service postmark or dated receipt from a commercial carrier. Parties should request a legibly dated U.S. Postal Service postmark or obtain a dated receipt from a commercial carrier or the U.S. Postal Service. Private metered postmarks shall not be acceptable as proof of timely mailing.

14.7	This Agreement shall not be assigned by Licensee except:

(a)	with the prior written consent of PHS, this consent shall not to be withheld unreasonably; or

(b)	as part of a sale or transfer of substantially the entire business of Licensee relating to operations which concern this Agreement.

14.8	Licensee shall notify PHS within ten (10) days of any assignment of this Agreement by Licensee.

Page 16 of 27    [Final]    [GlobeImmune, Inc.]    [June 11, 2007]

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

14.9	Licensee agrees in its use of any PHS-supplied materials to comply with all applicable statutes, regulations, and guidelines, including PHS and IRIS regulations and guidelines. Licensee agrees not to use the materials for research involving human subjects or clinical trials in the United States without complying with 21 CFR Part 50 and 45 CFR Part 46. Licensee agrees not to use the materials for research involving human subjects or clinical trials outside of the United States without notifying PHS, in writing, of the research or trials and complying with the applicable regulations of the appropriate national control authorities. Written notification to PHS of research involving human subjects or clinical trials outside of the United States shall be given no later than sixty (60) days prior to commencement of the research or trials.

14.10	Licensee acknowledges that it is subject to and agrees to abide by the United States laws and regulations (including the Export Administration Act of 1979 and Arms Export Control Act) controlling the export of technical data, computer software, laboratory prototypes, biological material, and other commodities. The transfer of these items may require a license from the appropriate agency of the U.S. Government or written assurances by Licensee that it shall not export these items to certain foreign countries without prior approval of this agency. PHS neither represents that a license is or is not required or that, if required, it shall be issued.

14.11	Licensee agrees, in accordance with applicable law, to mark the Licensed Products or their packaging sold in the United States with all applicable U.S. patent numbers and similarly to indicate “Patent Pending” status. All Licensed Products manufactured in, shipped to, or sold in other countries shall be marked in a manner consistent with applicable law to preserve PHS patent rights in those countries.

14.12	By entering into this Agreement, PHS does not directly or indirectly endorse any product or service provided, or to be provided, by Licensee whether directly or indirectly related to this Agreement. Licensee shall not state or imply that this Agreement is an endorsement by the Government, PHS, any other Government organizational unit, or any Government employee. Additionally, Licensee shall not use the names of NIH, FDA, PHS, or HHS or the Government or their employees in any advertising, promotional, or sales literature without the prior written approval of PHS.

14.13	The parties agree to attempt to settle amicably any controversy or claim arising under this Agreement or a breach of this Agreement, except for appeals of modifications or termination decisions provided for in Article 13. Licensee agrees first to appeal any unsettled claims or controversies to the designated PHS official, or designee, whose decision shall be considered the final agency decision. Thereafter, Licensee may exercise any administrative or judicial remedies that may be available.

14.14	Nothing relating to the grant of a license, nor the grant itself, shall be construed to confer upon any person any immunity from or defenses under the antitrust laws or from a charge of patent misuse, and the acquisition and use of rights pursuant to 37 CFR Part 404 shall not be immunized from the operation of state or Federal law by reason of the source of the grant.

14.15	Any formal recordation of this Agreement required by the laws of any Licensed Territory as a prerequisite to enforceability of the Agreement in the courts of any foreign jurisdiction or for other reasons will be carried out by Licensee at its expense, and appropriately verified proof of recordation will be promptly furnished to PHS.

14.16	Paragraphs 4.3, 8.1, 9.5-9.7, 12.1-12.5, 13.9, 13.10, 14.12, 14.13, and 14.16 of this Agreement shall survive termination of this Agreement.

Page 17 of 27    [Final]    [GlobeImmune, Inc.]    [June 11, 2007]

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

14.17	The terms and conditions of this Agreement shall, at PHS’ sole option, be considered by PHS to be withdrawn from Licensee’s consideration and the terms and conditions of this Agreement, and the Agreement itself to be null and void, unless this Agreement is executed by the Licensee and a fully executed original is received by PHS within sixty (60) days from the date of PHS signature found at the Signature Page.

SIGNATURES BEGIN ON NEXT PAGE

Page 18 of 27    [Final]    [GlobeImmune, Inc.]    [June 11, 2007]

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

PHS PATENT LICENSE AGREEMENT – EXCLUSIVE

SIGNATURE PAGE

For PHS :

/s/ Steven M. Ferguson	6/11/07

Steven M. Ferguson

Director, Division of Technology Development and Transfer

Office of Technology Transfer

National Institutes of Health

Mailing Address for Agreement notices:

Chief, Monitoring & Enforcement Branch, DTDT

Office of Technology Transfer

National Institutes of Health

6011 Executive Boulevard, Suite 325

Rockville, Maryland 20852-3804 U.S.A.

Date

For Licensee (Upon, information and belief, the undersigned expressly certifies or affirms that the contents of any statements of Licensee made or referred to in this document are truthful and accurate.):

By: GlobeImmune, Inc.

/s/ Timothy C. Rodell	12 June 07
Signature of Authorized Official

Timothy C. Rodell, M.D.
Printed Name President & Chief Executive Officer
Title

I.	Official and Mailing Address for Agreement notices:

1450 Infinite Drive

Louisville, CO 80027

Page 19 of 27    [Final]    [GlobeImmune, Inc.]    [June 11, 2007]

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

II.	Official and Mailing Address for Financial notices (Licensee’s contact person for royalty payments)

Jeff Dekker

Name

Senior Director, Finance

Title

Mailing Address:

1450 Infinite Drive

Louisville CO 80027

Email Address: jeffdekker@globeimmune.com

Phone: 1-303-625-2744

Fax: 1-303-625-2710

Any false or misleading statements made, presented, or submitted to the Government, including any relevant omissions, under this Agreement and during the course of negotiation of this Agreement are subject to all applicable civil and criminal statutes including Federal statutes 31 U.S.C. §§3801-3812 (civil liability) and 18 U.S.C. § 1001 (criminal liability including fine(s) or imprisonment).

Page 20 of 27    [Final]    [GlobeImmune, Inc.]    [June 11, 2007]

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

APPENDIX A – PATENT(S) OR PATENT APPLICATION(S)

Patent(s) or Patent Application(s):

[*]

Page 21 of 27    [Final]    [GlobeImmune, Inc.]    [June 11, 2007]

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

APPENDIX B – LICENSED FIELDS OF USE AND TERRITORY

I.	Licensed Fields of Use:

[*]

II.	Licensed Territory:

(a)	Worldwide

Page 22 of 27    [Final]    [GlobeImmune, Inc.]    [June 11, 2007]

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

APPENDIX C — ROYALTIES

Royalties:

I.	Licensee agrees to pay to PHS [*] royalty in the amount of [*]

This [*] royalty shall be paid by Licensee [*]

II.	Licensee agrees to pay to PHS [*] royalty in the amount of [*]

III.	Licensee agrees to pay PHS earned royalties of [*].

IV.	Licensee agrees to pay PHS [*] royalties, within [*]

V.	Licensee agrees to pay PHS [*] royalties of [*]

Page 23 of 27    [Final]    [GlobeImmune, Inc.]    [June 11, 2007]

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

APPENDIX D – BENCHMARKS AND PERFORMANCE

Licensee agrees to use commercially reasonable efforts to satisfy the Benchmarks listed below.

The development timeline and the commercialization of Tarmogen products expressing CEA as an antigen for the therapeutic treatment of human diseases will depend on a variety of factors, some of which may be difficult to predict due to unforeseen problems. Nevertheless the general timelines the Licensee hopes to achieve are outlined below. If a change in regulatory guidelines, opinions or standards, if a new standard of care is introduced during the development which affects the development strategy for this molecule, or if there are unexpected findings (safety or efficacy) in [*], the parties shall amend the timelines accordingly as provided in Paragraph 9.2 of this Agreement.

The estimated cumulative time frames for initiation of these activities are from [*]

Page 24 of 27    [Final]    [GlobeImmune, Inc.]    [June 11, 2007]

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

APPENDIX E – COMMERCIAL DEVELOPMENT PLAN

RESEARCH, DEVELOPMENT AND MARKETING PLAN

The following Commercial Development Plan will be followed to develop and commercialize products based upon the licensed technology.

1. Indication(s) targeted:

The Licensee will pursue oncology indications driven by over expressed carcinoembryonic antigen (CEA) as scientific/clinical data and financial resources allow.

For example CEA is over-expressed in a number of epithelial ductal cancers, such as:

•	>90% of colorectal, gastric and pancreas cancers

•	70% of NSCLC

•	50% of breast cancer

2.	[*]

2.	[*]

3.	[*]

4.	[*]

Page 25 of 27    [Final]    [GlobeImmune, Inc.]    [June 11, 2007]

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

APPENDIX F – EXAMPLE ROYALTY REPORT

Required royalty report information includes:

•	OTT license reference number (L-XXX-200X/0)

•	Reporting period

•	Catalog number and units sold of each Licensed Product (domestic and foreign)

•	Gross Sales per catalog number per country

•	Total Gross Sales

•	Itemized deductions from Gross Sales

•	Total Net Sales

•	Earned Royalty Rate and associated calculations

•	Gross Earned Royalty

•	Adjustments for Minimum Annual Royalty (MAR) and other creditable payments made

•	Net Earned Royalty due

Example

Catalog Number	Product Name	Country	Units Sold	Gross Sales (US$)
1	A	US	250	62,500
1	A	UK	32	16,500
1	A	France	25	15,625
2	B	US	0	0
3	C	US	57	57,125
4	0	US	12	1,500
Total Gross Sales				153,250
Less Deductions:
Freight				3,000
Returns				7,000
Total Net Sales				143,250

Royalty Rate				8%
Royalty Due				11,460
Less Creditable Payments				10,000
Net Royalty Due				1,460

Page 26 of 27    [Final]    [GlobeImmune, Inc.]    [June 11, 2007]

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

APPENDIX G – ROYALTY PAYMENT OPTIONS

NIH/PHS License Agreements

*In order to process payment via Electronic Funds Transfer sender MUST supply the following information:

Procedure for Transfer of Electronic Funds to NIH for Royalty Payments

[*]

Mailing Address for Royalty Payments:

National Institutes of Health

P.O. Box 360120

Pittsburgh, PA 15251-6120 USA

Overnight Mail for Royalty Payments only

National Institutes of Health

360120

Mellon Client Service Center

Room 670

500 Ross Street

Pittsburgh, PA 15262-0001

(412) 234-4381 (Customer Service)

Please make checks payable to: NIH/Patent Licensing

The OTT _Reference Number MUST appear on checks, reports and correspondence

Page 27 of 27    [Final]    [GlobeImmune, Inc.]    [June 11, 2007]

Exhibit 10.13.1

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

PUBLIC HEALTH SERVICE

FIRST AMENDMENT TO PATENT LICENSE AGREEMENT — EXCLUSIVE

(LICENSE NUMBER: L-127-2007/0)

(AMENDMENT NUMBER: L-127-2007/1)

This is the first amendment (“First Amendment”) of the Patent License Agreement—Exclusive by and between the National Institutes of Health (“NIH”) or the Food and Drug Administration (“FDA”), hereinafter singly or collectively referred to as agencies of the United States Public Health Service (“PHS”) within the Department of Health and Human Services (“HHS”), and GlobeImmune, Inc., having an effective date of June 12, 2007 and having NIH Reference Number L-127-2007/0 (“Agreement”). This First Amendment, having NIH Reference Number L-127-2007/1, is made between the PHS through the Office of Technology Transfer, NIH, having an address at 6011 Executive Boulevard, Suite 325, Rockville, Maryland 20852-3804, U.S.A., and GlobeImmune, Inc., having an office at 1450 Infinite Drive, Louisville, Colorado 80027 (“Licensee”). This First Amendment includes, in addition to the amendments made below, a Signature Page.

WHEREAS, PHS and Licensee desire that the Agreement be amended a first time as set forth below.

NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein, PHS and Licensee, intending to be bound, hereby mutually agree to the following:

1)	The paragraphs on the cover page under the subheading titled “Serial Number(s) of Licensed Patent(s) or Patent Application(s):” and the paragraphs in Appendix A under the subheading “Patent(s) or Patent Applications(s)” of the Agreement shall be deleted in their entirety and replaced with the following:[*]

2)	Paragraph 4.1 Shall be deleted and replaced with the following:

Upon written approval by PHS, Licensee and any sublicensees of patent rights under this Agreement may enter into sublicensing agreements under the Licensed Patent Rights, such approval will not be unreasonably delayed or withheld, unless the provisions set forth in Paragraph 4.2 below are not included and/or otherwise made binding upon the sublicensee. For purposes of clarification, PHS agrees that modification of the terms of this Agreement will not be a condition for approval by PHS for Licensee or any sublicensee to enter into sublicensing agreements.

Licensee shall provide written notice to PHS in the event Licensee or any sublicensee desires to grant a sublicense to a third party to develop or commercialize a Licensed Product. In the event that PHS does not provide a written objection to Licensee within ten (10) business days after receiving notice under the preceding sentence, PHS shall be deemed to have given its approval to the sublicense arrangement described in the notice.

3)	Paragraph 4.2 shall be deleted and replaced with the following:

Licensee agrees that any sublicenses granted by it or any sublicensee shall provide that the obligations to PHS of paragraphs 5.1-5.4, 8.1, 10,1, 10.2, 12.5 and 13.7-13.9 of this Agreement shall be binding upon the sublicensee as if it were a party to this Agreement. Licensee further agrees to provide copies of these Paragraphs to all sublicense agreements.

4)	Paragraph 4.4 shall be deleted and replaced with the following;

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Licensee agrees to forward to PHS a complete copy of each fully executed sublicense agreement entered into by Licensee or any sublicensee, postmarked within thirty (30) days of the execution of such agreement. To the extent permitted by law. PHS agrees to maintain each such sublicense agreement in confidence.

5)	Within sixty (60) days of the execution of this First Amendment, Licensee shall pay PHS an amendment issue royalty in the sum of Seven Thousand Five Hundred US Dollars ($7,500), to be sent to the address specified in Attachment 1.

6)	The following shall he deleted from Appendix C of the Agreement:

V. Licensee agrees to pay PHS [*] royalties of [*]

7)	The following shall be added to Appendix C of the Agreement:

V. Licensee agrees to pay PHS [*] royalties of [*]

8)	In the event any provision(s) of the Agreement is/are inconsistent with Attachment 1, such provision(s) is/are hereby amended to the extent required to avoid such inconsistency and to give effect to the payment information in such Attachment 1.

9)	All terms and conditions of the Agreement not herein amended remain binding and in effect.

10)	The terms and conditions of this First Amendment shall, at PHS’ sole option, be considered by PHS to be withdrawn from Licensee’s consideration and the terms and conditions of this First Amendment, and the First Amendment itself to be null and void, unless this First Amendment is executed by the Licensee and a fully executed original is received by PHS within sixty (60) days from the date of PHS signature found at the Signature Page.

11)	This First Amendment is effective upon execution by all parties.

SIGNATURES BEGIN ON NEXT PAGE

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

FIRST AMENDMENT TO PATENT LICENSE AGREEMENT — EXCLUSIVE

(LICENSE NUMBER: L-127-2007/0)

(AMENDMENT NUMBER: L-127-2007/1)

SIGNATURE PAGE

In Witness Whereof, the parties have executed this First Amendment on the dates set forth below.

For PHS:

/s/ Richard U. Rodriguez	3-30-10
Richard U. Rodriguez Director, Division of Technology Development and Transfer Office of Technology Transfer National Institutes of Health	Date

For GlobeImmune:

/s/ Jeff Rona	4/5/10
Jeff Rona Chief Business Officer GlobeImmune, Inc.	Date

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

ATTACHMENT 1 – ROYALTY PAYMENT OPTIONS

NIH/PHS License Agreements

*In order to process payment via Electronic Funds Transfer sender MUST supply the following information:

Procedure for Transfer of Electronic Funds to NIH Royalty Payments

[*]

Checks drawn on a US, bank account should be sent directly to the following address:

National Institutes of Health (NIH)

P.O. Box 979071

St. Louis, MO 63197-9000

Overnight or courier deliveries should be sent to the following address:

US Bank

Government Lockbox SL-MO-C2GL

1005 Convention Plaza

St. Louis, MO 63101

Phone: 314-418-4087

Checks drawn on a foreign bank account should be sent directly to the following address:

National Institutes of Health (NIH)

Office of Technology Transfer

Royalties Administration Unit

6011 Executive Boulevard

Suite 325, MSC 7660

Rockville, Maryland 20852

Phone: 301-496-7057

All checks should be made payable to “NIH Patent Licensing”.

The OTT Reference Number MUST appear on checks, reports and correspondence

A-260-2009 CONFIDENTIAL First Amendment of L-127-2007/0 Model 09-2006 (updated 1-2008)	GlobeImmune, Inc. Page 4 of 4	March 26, 2010 L-127-2007/1

Exhibit 10.13.2

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

PUBLIC HEALTH SERVICE

SECOND AMENDMENT TO PATENT LICENSE AGREEMENT — EXCLUSIVE

(LICENSE NUMBER: L-127-2007/0)

(AMENDMENT NUMBER: L-127-2007/2)

This is the second amendment (“Second Amendment”) of the Patent License Agreement—Exclusive by and between the National Institutes of Health (“NIH”) or the Food and Drug Administration (“FDA”), hereinafter singly or collectively referred to as agencies of the United States Public Health Service (“PHS”) within the Department of Health and Human Services (“HHS”), and GlobeImmune, Inc., having an effective date of June 12, 2007 and having NIH Reference Number L-127-2007/0 (“Agreement”). This Second Amendment, having NIH Reference Number L-127-2007/2, is made between the PHS through the Office of Technology Transfer, NIH, having an address at 6011 Executive Boulevard, Suite 325, Rockville, Maryland 20852-3804, U.S.A., and GlobeImmune, Inc., having an office at 1450 Infinite Drive, Louisville, Colorado 80027 (“Licensee”). This Second Amendment includes, in addition to the amendments made below, a Signature Page and Attachment 1 (Royalty Payment Information).

WHEREAS, PHS and Licensee desire that the Agreement be amended a second time in order to amend the Licensed Patent Rights, as set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein, PHS and Licensee, intending to be bound, hereby mutually agree to the following:

1)	The following Patent(s) or Patent Application(s) shall be deleted in their entirety from the paragraphs on the cover page under the subheading titled “Serial Number(s) of Licensed Patent(s) or Patent Application(s);” and the paragraphs in Appendix A under the subheading “Patent(s) or Patent Applications(s)” of the Agreement and as set forth in the First Amendment.[*]

2)	The following Patent(s) or Patent Application(s) shall be added, as per Licensee’s letter to PHS dated July 8, 2011, to the cover page under the subheading titled “Serial Number(s) of Licensed Patent(s) or Patent Application(s):” and in Appendix A under the subheading “Patent(s) or Patent Applications(s)” of the Agreement.:[*]

3)	In the event any provision(s) of the Agreement is/are inconsistent with Attachment 1, such provision(s) is/are hereby amended to the extent required to avoid such inconsistency and to give effect to the payment information in such Attachment 1.

4)	All terms and conditions of the Agreement (as amended by the First Amendment) not herein amended remain binding and in effect.

5)	The terms and conditions of this Second Amendment shall be null and void, unless this Second Amendment is executed by the Licensee and a fully executed original is received by PHS within sixty (60) days from the date of PHS signature found at the Signature Page

6)	This Second Amendment is effective upon execution by all parties.

SIGNATURES BEGIN ON NEXT PAGE

A-314-2011

CONFIDENTIAL
First Amendment of L-127-2007/0	GlobeImmune, Inc. [October 6, 2011]
Model 09-2006 (updated 1-2008)	Page 1 of 5	L-127-2007/2

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

SECOND AMENDMENT TO PATENT LICENSE AGREEMENT — EXCLUSIVE

(LICENSE NUMBER: L-127-2007/0)

(AMENDMENT NUMBER: L-127-2007/1)

SIGNATURE PAGE

In Witness Whereof, the parties have executed this Second Amendment on the dates set forth below.

For PHS:

/s/ Richard U. Rodriguez	10-21-11
Richard U. Rodriguez Director, Division of Technology Development and Transfer Office of Technology Transfer National Institutes of Health	Date

Mailing Address or E-mail Address for Agreement notices and reports:

Chief, Monitoring & Enforcement Branch, DTDT

Office of Technology Transfer

National Institutes of Health

6011 Executive Boulevard, Suite 325

Rockville, Maryland 20852-3804 U.S.A.

E-mail: LicenseNotices_Reports@mail.nih.gov

For GlobeImmune:

/s/ Timothy C. Rodell M.D.	31 Oct ‘11
Timothy C. Rodell M.D. President & Chief Executive Officer GlobeImmune, Inc.	Date

I.	Official and Mailing Address for Agreement notices:

Kirk Christoffersen

Name

Senior Director Corporate Development

Title

Mailing Address:

1450 Infinite Dr.

Louisville CO 80027

USA

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Email Address:	kirkc@globeimmune.com
Phone:	1.303.625.2777
Fax:	1.303.625.2710

II. Official and Mailing Address for Financial notices (Licensee’s contact person for royalty payments)

Jeff Dekker
Name

Vice President Finance
Title

Mailing Address:

1450 Infinite Dr.
Louisville CO 80027
USA

Email Address:	jeff.dekker@globeimmune.com

Phone:	1.303.625.2744

Fax:	1.303.625.2710

Any false or misleading statements made, presented, or submitted to the Government, including any relevant omissions, under this Agreement and during the course of negotiation of this Agreement are subject to all applicable civil and criminal statutes including Federal statutes 31 U.S.C. §§3801-3812 (civil liability) and 18 U.S.C. §1001 (criminal liability including fine(s) or imprisonment).

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

ATTACHMENT 1 – ROYALTY PAYMENT OPTIONS

The OTT License Number MUST appear on payments, reports and correspondence.

Automated Clearing House (ACH) for payments through U.S. banks only

The NIH encourages our licensees to submit electronic funds transfer payments through the Automated Clearing House (ACH). Submit your ACH payment through the U.S. Treasury web site located at: https://www.pay.gov. Locate the “NIH Agency Form” through the Pay.gov “Agency List”.

Electronic Funds Wire Transfers

The following account information is provided for wire payments. In order to process payment via Electronic Funds Wire Transfer sender MUST supply the following information within the transmission:

Drawn on a U.S. bank account via FEDWIRE should be sent directly to the following account:

[*]

Drawn on a foreign bank account should be sent directly to the following account. Payment must be sent in U.S. Dollars (USD) using the following instructions:

[*]

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Checks

All checks should be made payable to “NIH Patent Licensing”

Checks drawn on a U.S. bank account and sent by US Postal Service should be sent directly to the following address:

National Institutes of Health (NIH)

P.O. Box 979071

St. Louis, MO 63197-9000

Checks drawn on a U.S. bank account and sent by overnight or courier should be sent to the following address:

US Bank

Government Lockbox SL-MO-C2GL

1005 Convention Plaza

St. Louis, MO 63101

Phone: 314-418-4087

Checks drawn on a foreign bank account should be sent directly to the following address:

National Institutes of Health (NIH)

Office of Technology Transfer

Royalties Administration Unit

6011 Executive Boulevard

Suite 325, MSC 7660

Rockville, Maryland 20852

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First Amendment of L-127-2007/0	GlobeImmune, Inc. [October 6, 2011]
Model 09-2006 (updated 1-2008)	Page 5 of 5	L-127-2007/2

Exhibit 10.14

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

PUBLIC HEALTH SERVICE

PATENT LICENSE AGREEMENT —EXCLUSIVE

COVER PAGE

For PHS internal use only:

License Number: L-121-2011/0

License Application Number:

A-343-2009

Serial Number(s) of Licensed Patent(s) or Patent Application(s):

[*]

Licensee:

GlobeImmune, Inc.

Cooperative Research and Development Agreement (CRADA) Number (if a subject invention):

C-043-2008/0 [*]

Additional Remarks:

Public Benefit(s):

Yeast-Tarmogen based Immunotherapy for cancer and infectious diseases will serve the public

This Patent License Agreement, hereinafter referred to as the “Agreement”, consists of this Cover Page, an attached Agreement, a Signature Page, Appendix A (List of Patent(s) or Patent Application(s)), Appendix B (Fields of Use and Territory), Appendix C (Royalties), Appendix D (Benchmarks and Performance), Appendix E (Commercial Development Plan), Appendix F (Example Royalty Report), and Appendix G (Royalty Payment Options). The Parties to this Agreement are:

1)	The National Institutes of Health (“NIH”) or the Food and Drug Administration (“FDA”), hereinafter singly or collectively referred to as “PHS”, agencies of the United States Public Health Service within the Department of Health and Human Services (“HHS”); and

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PHS Patent License Agreement—Exclusive

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

2)	The person, corporation, or institution identified above or on the Signature Page, having offices at the address indicated on the Signature Page, hereinafter referred to as “Licensee”.

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PHS Patent License Agreement—Exclusive

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

PHS PATENT LICENSE AGREEMENT — EXCLUSIVE

PHS and Licensee agree as follows:

1.	BACKGROUND

1.1	In the course of conducting biomedical and behavioral research, PHS investigators made inventions that may have commercial applicability.

1.2	By assignment of rights from PHS employees and other inventors, HHS, on behalf of the Government, co-owns with Licensee intellectual property rights claimed in any United States or foreign patent applications or patents corresponding to the assigned inventions. HHS also owns any tangible embodiments of these inventions actually reduced to practice by PHS.

1.3	The Secretary of HHS has delegated to PHS the authority to enter into this Agreement for the licensing of rights to these inventions.

1.4	PHS desires to transfer these inventions to the private sector through commercialization licenses to facilitate the commercial development of products and processes for public use and benefit.

1.5	Licensee desires to acquire commercialization rights to certain of these inventions in order to develop processes, methods, or marketable products for public use and benefit.

2.	DEFINITIONS

2.1	“Affiliate(s)” means a corporation or other business entity, which directly or indirectly is controlled by or controls, or is under common control with Licensee. For this purpose, the term “control” shall mean ownership of more than fifty percent (50%) of the voting stock or other ownership interest of the corporation or other business entity, or the power to elect or appoint more than fifty percent (50%) of the members of the governing body of the corporation or other business entity.

2.2	“Benchmarks” mean the performance milestones that are set forth in Appendix D.

2.3	“Commercial Development Plan” means the written commercialization plan attached as Appendix E.

2.4	“First Commercial Sale” means the initial transfer by or on behalf of Licensee or its sublicensees of Licensed Products or the initial practice of a Licensed Process by or on behalf of Licensee or its sublicensees in exchange for cash or some equivalent to which value can be assigned for the purpose of determining Net Sales.

2.5	“Government” means the Government of the United States of America.

2.6	“Licensed Fields of Use” means the fields of use identified in Appendix B.

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PHS Patent License Agreement—Exclusive

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

2.7	“Licensed Patent Rights” shall mean:

(a)	Patent applications (including provisional patent applications and PCT patent applications) or patents listed in Appendix A, all divisions and continuations of these applications, all patents issuing from these applications, divisions, and continuations, and any reissues, reexaminations, and extensions of these patents;

(b)	to the extent that the following contain one or more claims directed to the invention or inventions disclosed in 2.7(a):

(i)	continuations-in-part of 2.7(a);

(ii)	all divisions and continuations of these continuations-in-part;

(iii)	all patents issuing from these continuations-in-part, divisions, and continuations;

(iv)	priority patent application(s) of 2.7(a); and

(v)	any reissues, reexaminations, and extensions of these patents;

(c)	to the extent that the following contain one or more claims directed to the invention or inventions disclosed in 2.7(a): all counterpart foreign and U.S. patent applications and patents to 2.7(a) and 2.7(b), including those listed in Appendix A; and

(d)	Licensed Patent Rights shall not include 2.7(b) or 2.7(c) to the extent that they contain one or more claims directed to new matter which is not the subject matter disclosed in 2.7(a).

2.8	“Licensed Processes” means processes which, in the course of being practiced, would be within the scope of one or more claims of the Licensed Patent Rights that have not been held unpatentable, invalid or unenforceable by an unappealed or unappealable judgment of a court of competent jurisdiction.

2.9	“Licensed Products” means tangible materials which, in the course of manufacture, use, sale, offer for sale or importation, would be within the scope of one or more claims of the Licensed Patent Rights that have not been held unpatentable, invalid or unenforceable by an unappealed or unappealable judgment of a court of competent jurisdiction.

2.10	“Licensed Territory” means the geographical area identified in Appendix B.

2.11	“Net Sales” means [*]

2.12	“Practical Application” means to manufacture in the case of a composition or product, to practice in the case of a process or method, or to operate in the case of a machine or system; and in each case, under these conditions as to establish that the invention is being utilized and that its benefits are to the extent permitted by law or Government regulations available to the public on reasonable terms.

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PHS Patent License Agreement—Exclusive

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

2.13	“Research License” means a nontransferable, nonexclusive license to make and to use Licensed Products or Licensed Processes as defined by the Licensed Patent Rights for purposes of research and not for purposes of commercial manufacture or distribution or in lieu of purchase.

3.	GRANT OF RIGHTS

3.1	PHS hereby grants and Licensee accepts, subject to the terms and conditions of this Agreement, an exclusive license under the Licensed Patent Rights in the Licensed Territory to make and have made, to use and have used, to sell and have sold, to offer to sell and have offered for sale, and to import and have imported any Licensed Products in the Licensed Fields of Use and to practice and have practiced any Licensed Processes in the Licensed Fields of Use.

3.2	This Agreement confers no license or rights by implication, estoppel, or otherwise under any patent applications or patents of PHS other than the Licensed Patent Rights regardless of whether these patents are dominant or subordinate to the Licensed Patent Rights.

3.3	PHS and Licensee agree that, as joint owners of the CRADA Subject Inventions (as defined in the Licensee CRADA) and the patent applications and patents corresponding thereto (including, as applicable, the Licensed Patent Rights), each of PHS and Licensee shall have the right to practice and exploit, or to license, sell or otherwise transfer its (but only its) interest in, such jointly-owned CRADA Subject Inventions, and such patent applications and patents, to its Affiliates, such license, sale or transfer will be governed by Paragraphs 3.1, 4.1-4.5, 14.7 . In the event of an early termination of this Agreement, Licensee shall have the right to practice and exploit, or to license, sell or otherwise transfer its (but only its) interest in, such jointly-owned CRADA Subject Inventions, and such patent applications and patents, to its Affiliates or any third party, in each case, without any obligation to account to the other joint owner for profits or to obtain the consent of the other joint owner (and each joint owner hereby waives any right that it may have under the laws of any jurisdiction as a joint owner to require any such accounting or consent; and, to the extent that any applicable law prohibits such a waiver, this Paragraph 3.3 shall constitute the consent of each joint-owner).

4.	SUBLICENSING

4.1	Upon written approval by PHS, Licensee and any sublicensees of Licensed Patent Rights under this Agreement may enter into sublicensing agreements under the Licensed Patent Rights, such approval will not be unreasonably delayed or withheld, unless the provisions set forth in Paragraph 4.2 below are not included and/or otherwise not made binding upon the sublicensee. For purposes of clarification, PHS agrees that modification of the terms of this Agreement will not be a condition for approval by PHS for Licensee or any third party sublicensee to enter into sublicensing agreements. Licensee shall provide written notice to PHS in the event Licensee or any sublicensee desires to grant a sublicense to a third party to develop or commercialize a Licensed Product. In the event that PHS does not provide a written objection to Licensee within ten (10) business days after receiving notice under the preceding sentence, PHS shall be deemed to have given its approval to the sublicense arrangement described in the notice.

4.2	Licensee agrees that any sublicenses granted by it or any sublicensee shall provide that the obligations to PHS of paragraphs 5.1-5.4, 8.1, 10.1, 10.2, 12.5 and 13.7-13.10 of this Agreement shall be binding upon the sublicensee as if it were a party to this Agreement. Licensee further agrees to provide copies of these Paragraphs to all sublicense agreements.

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

4.3	With respect to the rights licensed hereunder (as opposed to Licensee’s ownership rights), any sublicenses granted by Licensee shall provide for the termination of the sublicense, or the conversion to a license directly between the sublicensees and PHS, at the option of the sublicensee, upon termination of this Agreement under Article 13. This conversion is subject to PHS approval and contingent upon acceptance by the sublicensee of the remaining provisions of this Agreement.

4.4	Licensee agrees to forward to PHS a complete copy of each fully executed sublicense agreement entered into by Licensee or any sublicensee, postmarked within thirty (30) days of the execution of such agreement. To the extent permitted by law, PHS agrees to maintain each such sublicense agreement in confidence.

4.5	Notwithstanding the foregoing, PHS agrees that the conditions of Paragraphs 4.1, 4.3 and 4.4 will not apply to the granting of rights under the Licensed Patent Right by Licensee to an Affiliate of Licensee, or by a sublicensee of Licensee to an Affiliate of the sublicensee, and that such a grant will not be a “sublicense” for purposes of this Agreement (including, for example, for purposes of triggering payments of sublicensing royalties pursuant to Appendix C). Licensee shall be responsible for any breach of this Agreement by an Affiliate of Licensee.

5.	STATUTORY AND PHS REQUIREMENTS AND RESERVED GOVERNMENT RIGHTS

5.1	(a) PHS reserves on behalf of the Government an irrevocable, nonexclusive, nontransferable, royalty-free license for the practice of all inventions licensed under the Licensed Patent Rights throughout the world by or on behalf of the Government and on behalf of any foreign government or international organization pursuant to any existing or future treaty or agreement to which the Government is a signatory. Prior to the First Commercial Sale, Licensee agrees to provide PHS with reasonable quantities of Licensed Products or materials made through the Licensed Processes for PHS research use; and

(b)	In the event that the Licensed Patent Rights are Subject Inventions made under a Cooperative Research and Development Agreement (“CRADA”), Licensee grants to the Government, pursuant to 15 U.S.C. §3710a(b)(1)(A), a nonexclusive, nontransferable, irrevocable, paid-up license to practice Licensed Patent Rights or have Licensed Patent Rights practiced throughout the world by or on behalf of the Government. In the exercise of this license, the Government shall not publicly disclose trade secrets or commercial or financial information that is privileged or confidential within the meaning of 5 U.S.C. §552(b)(4) or which would be considered as such if it had been obtained from a non-Federal party. Prior to the First Commercial Sale, Licensee agrees to provide PHS reasonable quantities of Licensed Products or materials made through the Licensed Processes for PHS research use.

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

5.2	Licensee agrees that products used or sold in the United States embodying Licensed Products or produced through use of Licensed Processes shall be manufactured substantially in the United States, unless a written waiver is obtained in advance from PHS.

5.3	Licensee acknowledges that PHS may enter into future CRADAs under the Federal Technology Transfer Act of 1986 that relate to the subject matter of this Agreement. Licensee agrees not to unreasonably deny requests for a Research License from future collaborators with PHS when acquiring these rights is necessary in order to make a CRADA project feasible. Licensee may request an opportunity to join as a party to the proposed CRADA.

5.4	(a) In addition to the reserved license of Paragraph 5.1, PHS reserves the right to grant Research Licenses directly or to require Licensee to grant Research Licenses on reasonable terms. The purpose of these Research Licenses is to encourage basic research, whether conducted at an academic or corporate facility. In order to safeguard the Licensed Patent Rights, however, PHS shall consult with Licensee before granting to commercial entities a Research License or providing to them research samples of materials made through the Licensed Processes; and

(b)	In exceptional circumstances, and in the event that Licensed Patent Rights are Subject Inventions made under a CRADA, the Government, pursuant to 15 U.S.C. §3710a(b)(1)(B), retains the right to require the Licensee to grant to a responsible applicant a nonexclusive, partially exclusive, or exclusive sublicense to use the Licensed Patent Rights in the Licensed Field of Use on terms that are reasonable under the circumstances, or if Licensee fails to grant this license, the Government retains the right to grant the license itself. The exercise of these rights by the Government shall only be in exceptional circumstances and only if the Government determines:

(i)	the action is necessary to meet health or safety needs that are not reasonably satisfied by Licensee;

(ii)	the action is necessary to meet requirements for public use specified by Federal regulations, and these requirements are not reasonably satisfied by the Licensee; or

(iii)	the Licensee has failed to comply with an agreement containing provisions described in 15 U.S.C. §3710a(c)(4)(B); and

(c)	The determination made by the Government under this Paragraph 5.4 is subject to administrative appeal and judicial review under 35 U.S.C. §203(2).

6.	ROYALTIES AND REIMBURSEMENT

6.1	Licensee agrees to pay PHS [*]

6.2	Licensee agrees to pay PHS [*]

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

6.3	Licensee agrees to pay PHS [*]

6.4	Licensee agrees to pay PHS [*]

6.5	Licensee agrees to pay PHS [*]

6.6	A patent or patent application licensed under this Agreement shall cease to fall within the Licensed Patent Rights for the purpose of computing earned royalty payments in any given country on the earliest of the dates that:

(a)	the application has been abandoned and not continued;

(b)	the patent expires or irrevocably lapses, or

(c)	the patent has been held to be invalid or unenforceable by an unappealed or unappealable decision of a court of competent jurisdiction or administrative agency.

6.7	No multiple royalties shall be payable because any Licensed Products or Licensed Processes are covered by more than one of the Licensed Patent Rights.

6.8	On sales of Licensed Products by Licensee to [*]

6.9	Licensee may elect to surrender its rights in any country of the Licensed Territory under any of the Licensed Patent Rights upon sixty (60) days written notice to PHS.

7.	PATENT FILING, PROSECUTION, AND MAINTENANCE

7.1	Except as otherwise provided in this Article 7, Licensee agrees to take responsibility for, but to consult with, the PHS in the preparation, filing, prosecution, and maintenance of any and all patent applications or patents included in the Licensed Patent Rights and shall furnish copies of relevant patent-related documents to PHS.

7.2	Licensee shall assume the responsibility for the preparation, filing, prosecution, and maintenance of any and all patent applications or patents included in the Licensed Patent Rights and shall, on an ongoing basis, promptly furnish copies of all patent-related documents to PHS in order to provide PHS an opportunity to provide comments regarding such documents to Licensee. In the event that PHS provides comments to Licensee, Licensee will consider such comments in good faith and, if reasonable, revise such documents to include Licensee’s comments. In this event, Licensee shall select registered patent attorneys or patent agents to provide these services on behalf of Licensee and PHS. PHS shall provide appropriate powers of attorney and other documents necessary to undertake this action to the patent attorneys or patent agents providing these services. Licensee and its attorneys or agents shall consult with PHS in all aspects of the preparation, filing, prosecution and maintenance of patent applications and patents included within the Licensed Patent Rights and shall provide PHS sufficient opportunity to comment on any document that Licensee intends to file or to cause to be filed with the relevant intellectual property or patent office.

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7.3	At any time, PHS may provide Licensee with written notice that PHS wishes to assume control of the preparation, tiling, prosecution, and maintenance of any and all patent applications or patents included in the Licensed Patent Rights. If PHS elects to reassume these responsibilities, and Licensee agrees by providing written approval, Licensee agrees to cooperate fully with PHS, its attorneys, and agents in the preparation, filing, prosecution, and maintenance of any and all patent applications or patents included in the Licensed Patent Rights and to provide PHS with complete copies of any and all documents or other materials that PHS deems necessary to undertake such responsibilities. Licensee shall be responsible for all costs associated with transferring patent prosecution responsibilities to an attorney or agent of PHS’ choice. PHS and its attorneys or agents shall consult with Licensee in all aspects of the preparation, filing, prosecution and maintenance of patent applications and patents included within the Licensed Patent Rights and shall provide Licensee sufficient opportunity to comment on any document that Licensee intends to file or to cause to be filed with the relevant intellectual property or patent office.

7.4	Each party shall promptly inform the other as to all matters that come to its attention that may affect the preparation, filing, prosecution, or maintenance of the Licensed Patent Rights and permit each other to provide comments and suggestions with respect to the preparation, filing, prosecution, and maintenance of Licensed Patent Rights, which comments and suggestions shall be considered by the other party.

8.	RECORD KEEPING

8.1	Licensee agrees to keep accurate and correct records of Licensed Products made, used, sold, or imported and Licensed Processes practiced under this Agreement appropriate to determine the amount of royalties due PHS. These records shall be retained for at least five (5) years following a given reporting period and shall be available during normal business hours for inspection, but not more than once during any twelve (12) month period (whether the audit is pursuant to this Paragraph 8.1 or Paragraph 8.2), at the expense of PHS, by an accountant or other designated auditor selected by PHS for the sole purpose of verifying reports and royalty payments hereunder. The accountant or auditor shall only disclose to PHS information relating to the accuracy of reports and royalty payments made under this Agreement. If an inspection shows an underreporting or underpayment in excess of [*] for any [*] period, then [*] at the time Licensee pays the unreported royalties, including any additional royalties as required by Paragraph 9.8. All royalty payments required under this Paragraph shall be due within sixty (60) days of the date PHS provides Licensee notice of the payment due.

8.2	Beginning after the First Commercial Sale, Licensee agrees, upon PHS’ written request, to have an audit of sales and royalties conducted by an independent auditor that is paid for by PHS if annual sales of the Licensed Products or Licensed Processes are over [*]; provided that PHS may only make such a request once every two (2) years. The audit shall address, at a minimum, the amount of gross sales by or on behalf of Licensee during the audit period, terms of the license as to percentage or fixed royalty to be remitted to the Government, the amount of royalties owed to the Government under this Agreement, and whether the royalties owed have been paid to the Government and is reflected in the records of the Licensee. The audit shall also indicate the PHS license number, product, and the time period being audited. A report certified by the auditor shall be submitted promptly by the auditor directly to PHS on completion. [*]

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9.	REPORTS ON PROGRESS, BENCHMARKS, SALES, AND PAYMENTS

9.1	Prior to signing this Agreement, Licensee has provided PHS with the Commercial Development Plan in Appendix E, under which Licensee intends to bring the subject matter of the Licensed Patent Rights to the point of Practical Application. This Commercial Development Plan is hereby incorporated by reference into this Agreement. Based on this plan, performance Benchmarks are determined as specified in Appendix D.

9.2	Licensee shall provide written annual reports on its product development progress or efforts to commercialize under the Commercial Development Plan for each of the Licensed Fields of Use within sixty (60) days after December 31 of each calendar year. These progress reports shall include, but not be limited to: progress on research and development, status of applications for regulatory approvals, manufacturing, sublicensing, marketing, importing, and sales during the preceding calendar year, as well as, plans for the present calendar year. PHS also encourages these reports to include information on any of Licensee’s public service activities that relate to the Licensed Patent Rights. If reported progress differs from that projected in the Commercial Development Plan and Benchmarks, Licensee shall explain the reasons for these differences. In the annual report, Licensee may propose amendments to the Commercial Development Plan, acceptance of which by PHS may not be denied unreasonably. Licensee agrees to provide any additional information reasonably required by PHS to evaluate Licensee’s performance under this Agreement. Licensee may amend the Benchmarks at any time upon written approval by PHS. PHS shall not unreasonably withhold approval of any request of Licensee to extend the time periods of this schedule if the request is supported by a reasonable showing by Licensee of diligence in its performance under the Commercial Development Plan and toward bringing the Licensed Products to the point of Practical Application as defined in 37 CFR §404.3(d). Licensee shall amend the Commercial Development Plan and Benchmarks at the request of PHS to address any Licensed Fields of Use not specifically addressed in the plan originally submitted.

9.3	Licensee shall report to PHS the dates for achieving Benchmarks specified in Appendix D and the First Commercial Sale in each country in the Licensed Territory within thirty (30) days of such occurrences.

9.4	After the First Commercial Sale, Licensee shall submit to PHS, within sixty (60) days after each calendar half-year ending June 30 and December 31, a royalty report, as described in the example in Appendix F, setting forth for the preceding half-year period the amount of the Licensed Products sold or Licensed Processes practiced by or on behalf of Licensee in each country within the Licensed Territory, the Net Sales, and the amount of royalty accordingly due. With each royalty report, Licensee shall submit payment of earned royalties due. If no earned royalties are due to PHS for any reporting period, the written report shall so state. The royalty report shall be certified as correct by an authorized officer of Licensee and shall include a detailed listing of all deductions made under Paragraph 2.1 I to determine Net Sales made under Article 6 to determine royalties due.

9.5	Licensee agrees to forward semi-annually to PHS a copy of these reports received by Licensee from its sublicensees during the preceding half-year period as shall be pertinent to a royalty accounting to PHS by Licensee for activities under the sublicense.

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9.6	Royalties due under Article 6 shall be paid in U.S. dollars and payment options are listed in Appendix G. For conversion of foreign currency to U.S. dollars, the conversion rate shall be the average of the New York foreign exchange buy and sell rates quoted in The Wall Street Journal on the day that the payment is due. Any loss of exchange, value, taxes, or other expenses incurred in the transfer or conversion to U.S. dollars shall be paid entirely by Licensee. The royalty report required by Paragraph 9.4 shall be mailed to PHS at its address for Agreement Notices indicated on the Signature Page.

9.7	Licensee shall be solely responsible for determining if any tax on royalty income is owed outside the United States and shall pay the tax and be responsible for all filings with appropriate agencies of foreign governments.

9.8	Additional royalties may be assessed by PHS on any payment that is more than [*] overdue at the rate of [*]. This [*] rate may be applied retroactively from the original due date until the date of receipt by PHS of the overdue payment and additional royalties. The payment of any additional royalties shall not prevent PHS from exercising any other rights it may have as a consequence of the lateness of any payment.

9.9	All plans and reports required by this Article 9 marked as “confidential” by Licensee shall, to the extent permitted by law, be treated by PHS as commercial and financial information obtained from a person and as privileged and confidential, and any proposed disclosure of these records by the PHS under the Freedom of Information Act (FOIA), 5 U.S.C. §552 shall be subject to the predisclosure notification requirements of 45 CFR §5.65(d).

10.	PERFORMANCE

10.1	Licensee shall use its reasonable commercial efforts to bring the Licensed Products and Licensed Processes to Practical Application. “Reasonable commercial efforts” for the purposes of this provision shall include adherence to the Commercial Development Plan in Appendix E and performance of the Benchmarks in Appendix D. The efforts of a sublicensee shall be considered the efforts of Licensee.

10.2	Upon the First Commercial Sale, until the expiration or termination of this Agreement, Licensee shall use its reasonable commercial efforts to make Licensed Products and Licensed Processes reasonably accessible to the United States public.

10.3	Licensee agrees, after its First Commercial Sale, to make reasonable quantities of Licensed Products or materials produced through the use of Licensed Processes available on a compassionate use basis to patients, either through the patient’s physician(s) or the medical center treating the patient.

10.4	Licensee agrees, after its First Commercial Sale and as part of its marketing and product promotion, to develop educational materials (e.g., brochures, website, etc.) directed to patients and physicians detailing the Licensed Products or medical aspects of the prophylactic and therapeutic uses of the Licensed Products.

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10.5	Licensee agrees to supply, to the Mailing Address for Agreement Notices indicated on the Signature Page, the Office of Technology Transfer, NIH with inert samples of the Licensed Products or Licensed Processes or their packaging for educational and display purposes only.

11.	INFRINGEMENT AND PATENT ENFORCEMENT

11.1	PHS and Licensee agree to notify each other promptly of each infringement or possible infringement of the Licensed Patent Rights, as well as, any facts which may affect the validity, scope, or enforceability of the Licensed Patent Rights of which either party becomes aware.

11.2	Pursuant to this Agreement and the provisions of Chapter 29 of Title 35, United States Code, Licensee may:

(a)	bring suit in its own name, at its own expense, and on its own behalf for infringement of presumably valid claims in the Licensed Patent Rights;

(b)	in any suit, enjoin infringement and collect for its use, damages, profits, and awards of whatever nature recoverable for the infringement; or

(c)	Upon written approval of PHS, settle any claim or suit for infringement of the Licensed Patent Rights; and

(d)	If Licensee desires to initiate a suit for patent infringement, Licensee shall notify PHS in writing. If PHS does not notify Licensee of its intent to pursue legal action within ninety (90) days, Licensee shall be free to initiate suit. PHS shall have a continuing right to intervene in the suit. Licensee shall take no action to compel the Government either to initiate or to join in any suit for patent infringement. Licensee may request the Government to initiate or join in any suit if necessary to avoid dismissal of the suit. Should the Government be made a party to any suit, Licensee shall reimburse the Government for any costs, expenses, or fees which the Government incurs as a result of the motion or other action, including all costs incurred by the Government in opposing the motion or other action. In all cases, Licensee agrees to keep PHS reasonably apprised of the status and progress of any litigation. Before Licensee commences an infringement action, Licensee shall notify PHS and give careful consideration to the views of PHS and to any potential effects of the litigation on the public health in deciding whether to bring suit.

11.3	In the event that a declaratory judgment action alleging invalidity or non-infringement of any of the Licensed Patent Rights shall be brought against Licensee or raised by way of counterclaim or affirmative defense in an infringement suit brought by Licensee under Paragraph 11.2, pursuant to this Agreement and the provisions of Chapter 29 of Title 35, United States Code or other statutes, Licensee may:

(a)	defend the suit in its own name, at its own expense, and on its own behalf for presumably valid claims in the Licensed Patent Rights;

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(b)	in any suit, ultimately to enjoin infringement and to collect for its use, damages, profits, and awards of whatever nature recoverable for the infringement; and

(c)	Upon written approval of PHS, settle any claim or suit for declaratory judgment involving the Licensed Patent Rights and PHS shall have a continuing right to intervene in the suit; and

(d)	If PHS does not notify Licensee of its intent to respond to the legal action within a reasonable time, Licensee shall be free to do so. Licensee shall take no action to compel the Government either to initiate or to join in any declaratory judgment action. Licensee may request the Government to initiate or to join any suit if necessary to avoid dismissal of the suit. Should the Government be made a party to any suit by motion or any other action of Licensee, Licensee shall reimburse the Government for any costs, expenses, or fees, which the Government incurs as a result of the motion or other action. If Licensee elects not to defend against the declaratory judgment action, PHS, at its option, may do so at its own expense. In all cases, Licensee agrees to keep PHS reasonably apprised of the status and progress of any litigation. Before Licensee commences an infringement action, Licensee shall notify PHS and give careful consideration to the views of PHS and to any potential effects of the litigation on the public health in deciding whether to bring suit.

11.4	In any action by Licensee under Paragraphs 11.2 or 11.3 the expenses including costs, fees, attorney fees, and disbursements, shall be paid by Licensee. The value of any recovery, after deducting all expenses incurred in such action, made by Licensee through court judgment or settlement [*].

11.5	PHS shall cooperate fully with Licensee in connection with any action under Paragraphs 11.2 or 11.3. PHS agrees promptly to provide access to all necessary documents and to render reasonable assistance in response to a request by Licensee.

12.	NEGATION OF WARRANTIES AND INDEMNIFICATION

12.1	PHS offers no warranties other than those specified in Article 1.

12.2	PHS does not warrant the validity of the Licensed Patent Rights and makes no representations whatsoever with regard to the scope of the Licensed Patent Rights, or that the Licensed Patent Rights may be exploited without infringing other patents or other intellectual property rights of third parties.

12.3	PHS MAKES NO WARRANTIES, EXPRESS OR IMPLIED, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OF ANY SUBJECT MATTER DEFINED BY THE CLAIMS OF THE LICENSED PATENT RIGHTS OR TANGIBLE MATERIALS RELATED THERETO.

12.4	PHS does not represent that it shall commence legal actions against third parties infringing the Licensed Patent Rights.

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12.5	Licensee shall indemnify and hold PHS, its employees, students, fellows, agents, and consultants harmless from and against all liability, demands, damages, expenses, and losses, including but not limited to death, personal injury, illness, or property damage in connection with or arising out of:

(a)	the use by or on behalf of Licensee, its sublicensees, directors, employees, or third parties of any Licensed Patent Rights; or

(b)	the design, manufacture, distribution, or use of any Licensed Products, Licensed Processes or materials by Licensee, or other products or processes developed in connection with or arising out of the Licensed Patent Rights.

12.6	Licensee agrees to maintain a liability insurance program consistent with sound business practice.

13.	TERM, TERMINATION, AND MODIFICATION OF RIGHTS

13.1	This Agreement is effective when signed by all parties, unless the provisions of Paragraph 14.16 are not fulfilled, and shall extend to the expiration of the last to expire of the Licensed Patent Rights unless sooner terminated as provided in this Article 13.

13.2	In the event that Licensee is in default in the performance of any material obligations under this Agreement, including but not limited to the obligations listed in Paragraph 13.5, and if the default has not been remedied within [*] after the date of notice in writing of the default, PHS may terminate this Agreement by written notice and pursue outstanding royalties owed through procedures provided by the Federal Debt Collection Act.

13.3	In the event that Licensee becomes insolvent, files a petition in bankruptcy, has such a petition filed against it, determines to file a petition in bankruptcy, or receives notice of a third party’s intention to file an involuntary petition in bankruptcy, Licensee shall immediately notify PHS in writing. Furthermore, PHS shall have the right to terminate this Agreement immediately upon Licensee’s receipt of written notice.

13.4	Licensee shall have a unilateral right to terminate this Agreement or any licenses in any country or territory by giving PHS [*] written notice to that effect.

13.5	PHS shall specifically have the right to terminate or modify, at its option, this Agreement pursuant to Paragraph 13.2, if PHS determines that the Licensee:

(a)	is not executing the Commercial Development Plan submitted with its request for a license and the Licensee cannot otherwise demonstrate to PHS’ satisfaction that the Licensee has taken, or can be expected to take within a reasonable time, effective steps to achieve Practical Application of the Licensed Products or Licensed Processes;

(b)	has not achieved the Benchmarks as may be modified under Paragraph 9.2;

(c)	has willfully made a false statement of, or willfully omitted a material fact in the license application or in any report required by this Agreement;

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(d)	has committed a material breach of a covenant or agreement contained in this Agreement;

(e)	is not keeping Licensed Products or Licensed Processes reasonably available to the public after commercial use commences;

(f)	cannot reasonably satisfy unmet health and safety needs; or

(g)	cannot reasonably justify a failure to comply with the domestic production requirement of Paragraph 5.2 unless waived.

13.6	In making the determination referenced in Paragraph 13.5, PHS shall take into account the normal course of such commercial development programs conducted with sound and reasonable business practices and judgment and the annual reports submitted by Licensee under Paragraph 9.2. Prior to invoking termination or modification of this Agreement under Paragraph 13.5, PHS shall give written notice to Licensee providing Licensee specific notice of, and a ninety (90) day opportunity to respond to, PHS’ concerns as to the items referenced in 13.5(a)-13.5(g). If Licensee fails to alleviate PHS’ concerns as to the items referenced in 13.5(a)-13.5(g) or fails to initiate corrective action to PHS’ satisfaction, PHS may terminate this Agreement.

13.7	When the public health and safety so require, and after written notice to Licensee providing Licensee a sixty (60) day opportunity to respond, PHS shall have the right to require Licensee to grant sublicenses to responsible applicants, on reasonable terms, in any Licensed Fields of Use under the Licensed Patent Rights, unless Licensee can reasonably demonstrate that the granting of the sublicense would not materially increase the availability to the public of the subject matter of the Licensed Patent Rights. PHS shall not require the granting of a sublicense unless the responsible applicant has first negotiated in good faith with Licensee.

13.8	PHS reserves the right according to 35 U.S.C. §209(d)(3) to terminate or modify this Agreement if it is determined that this action is necessary to meet the requirements for public use specified by federal regulations issued after the date of the license and these requirements are not reasonably satisfied by Licensee.

13.9	Within thirty (30) days of receipt of written notice of PHS’ unilateral decision to modify or terminate this Agreement, Licensee may, consistent with the provisions of 37 CFR §404.I I, appeal the decision by written submission to the designated PHS official. The decision of the designated PHS official shall be the final agency decision. Licensee may thereafter exercise any and all administrative or judicial remedies that may be available.

13.10	Within ninety (90) days of expiration or termination of this Agreement under this Article 13, a final report shall be submitted by Licensee. Any royalty payments, including those incurred but not yet paid (such as the full minimum annual royalty), and those related to patent expense, due to PHS shall become immediately due and payable upon termination or expiration. If terminated under this Article 13, sublicensees may elect to convert their sublicenses to direct licenses with PHS pursuant to Paragraph 4.3. Unless otherwise specifically provided for under this Agreement, upon termination or expiration of this Agreement, Licensee shall return all Licensed Products or other materials included within the Licensed Patent Rights to PHS or provide PHS with certification of the destruction thereof. Licensee may not be granted additional PHS licenses if the final reporting requirement is not fulfilled.

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14.	GENERAL PROVISIONS

14.1	Neither party may waive or release any of its rights or interests in this Agreement except in writing. The failure of the Government to assert a right hereunder or to insist upon compliance with any term or condition of this Agreement shall not constitute a waiver of that right by the Government or excuse a similar subsequent failure to perform any of these terms or conditions by Licensee.

14.2	This Agreement constitutes the entire agreement between the parties relating to the subject matter of the Licensed Patent Rights, Licensed Products and Licensed Processes, and all prior negotiations, representations, agreements, and understandings (except the Licensee CRADA No C-043-2008, NCI Ref. No. 02264) are merged into, extinguished by, and completely expressed by this Agreement.

14.3	The provisions of this Agreement are severable, and in the event that any provision of this Agreement shall be determined to be invalid or unenforceable under any controlling body of law, this determination shall not in any way affect the validity or enforceability of the remaining provisions of this Agreement.

14.4	If either party desires a modification to this Agreement, the parties shall, upon reasonable notice of the proposed modification by the party desiring the change, confer in good faith to determine the desirability of the modification. No modification shall be effective until a written amendment is signed by the signatories to this Agreement or their designees.

14.5	The construction, validity, performance, and effect of this Agreement shall be governed by Federal law as applied by the Federal courts in the District of Columbia.

14.6	All Agreement notices required or permitted by this Agreement shall be given by prepaid, first class, registered or certified mail or by an express/overnight delivery service provided by a commercial carrier, properly addressed to the other party at the address designated on the following Signature Page, or to another address as may be designated in writing by the other party. Agreement notices shall be considered timely if the notices are received on or before the established deadline date or sent on or before the deadline date as verifiable by U.S. Postal Service postmark or dated receipt from a commercial carrier. Parties should request a legibly dated U.S. Postal Service postmark or obtain a dated receipt from a commercial carrier or the U.S. Postal Service. Private metered postmarks shall not be acceptable as proof of timely mailing.

14.7	This Agreement shall not be assigned or otherwise transferred (including any transfer by legal process or by operation of law, and any transfer in bankruptcy or insolvency, or in any other compulsory procedure or order of court) except to Licensee’s Affiliate(s) without the prior written consent of PHS, such consent not to be unreasonably withheld. The parties agree that the identity of the parties is material to the formation of this Agreement and that the obligations under this Agreement are nondelegable without the prior written consent of PHS, such consent not to be unreasonably delayed or withheld. In such an event, Licensee shall provide written notice to PHS

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identifying the party to which Licensee desires to assign or otherwise transfer this Agreement. In the event that PHS does not provide a written objection to Licensee within ten (10) business days after receiving notice under the preceding sentence, PHS shall be deemed to have given its approval to the assignment or transfer arrangement described in the notice.

14.8	Licensee agrees in its use of any PHS-supplied materials to comply with all applicable statutes, regulations, and guidelines, including PHS and HHS regulations and guidelines. Licensee agrees not to use the materials for research involving human subjects or clinical trials in the United States without complying with 21 CFR Part 50 and 45 CFR Part 46. Licensee agrees not to use the materials for research involving human subjects or clinical trials outside of the United States without notifying PHS, in writing, of the research or trials and complying with the applicable regulations of the appropriate national control authorities. Written notification to PHS of research involving human subjects or clinical trials outside of the United States shall be given no later than sixty (60) days prior to commencement of the research or trials.

14.9	Licensee acknowledges that it is subject to and agrees to abide by the United States laws and regulations (including the Export Administration Act of 1979 and Arms Export Control Act) controlling the export of technical data, computer software, laboratory prototypes, biological material, and other commodities. The transfer of these items may require a license from the appropriate agency of the U.S. Government or written assurances by Licensee that it shall not export these items to certain foreign countries without prior approval of this agency. PHS neither represents that a license is or is not required or that, if required, it shall be issued.

14.10	Licensee agrees to mark the Licensed Products or their packaging sold in the United States with all applicable U.S. patent numbers and similarly to indicate “Patent Pending” status. All Licensed Products manufactured in, shipped to, or sold in other countries shall be marked in a manner to preserve PHS patent rights in those countries.

14.11	By entering into this Agreement, PHS does not directly or indirectly endorse any product or service provided, or to be provided, by Licensee whether directly or indirectly related to this Agreement. Licensee shall not state or imply that this Agreement is an endorsement by the Government, PHS, any other Government organizational unit, or any Government employee. Additionally, Licensee shall not use the names of NIH, FDA, PHS, or HHS or the Government or their employees in any advertising, promotional, or sales literature without the prior written approval of PHS.

14.12	The parties agree to attempt to settle amicably any controversy or claim arising under this Agreement or a breach of this Agreement, except for appeals of modifications or termination decisions provided for in Article 13. Licensee agrees first to appeal any unsettled claims or controversies to the designated PHS official, or designee, whose decision shall be considered the final agency decision. Thereafter, Licensee may exercise any administrative or judicial remedies that may be available.

14.13	Nothing relating to the grant of a license, nor the grant itself, shall be construed to confer upon any person any immunity from or defenses under the antitrust laws or from a charge of patent misuse, and the acquisition and use of rights pursuant to 37 CFR Part 404 shall not be immunized from the operation of state or Federal law by reason of the source of the grant.

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14.14	Any formal recordation of this Agreement required by the laws of any Licensed Territory as a prerequisite to enforceability of the Agreement in the courts of any foreign jurisdiction or for other reasons will be carried out by Licensee at its expense, and appropriately verified proof of recordation will be promptly furnished to PHS.

14.15	Paragraphs 3.3, 4.3, 8.1, 9.5-9.7, 9.9, 12.1-12.5, 13.9, 13.10, 14.12 and 14.15 of this Agreement shall survive termination of this Agreement.

14.16	The terms and conditions of this Agreement shall, at PHS’ sole option, be considered by PHS to be withdrawn from Licensee’s consideration and the terms and conditions of this Agreement, and the Agreement itself to be null and void, unless this Agreement is executed by the Licensee and a fully executed original is received by PHS within sixty (60) days from the date of PHS signature found at the Signature Page.

SIGNATURES BEGIN ON NEXT PAGE

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PHS PATENT LICENSE AGREEMENT — EXCLUSIVE

SIGNATURE PAGE

For PHS

/s/ Steven Ferguson	8/23/11
Steven Ferguson	Date

Deputy Director

Office of Technology Transfer

National Institutes of Health

Mailing Address for Agreement notices:

Chief, Monitoring & Enforcement Branch, DTDT

Office of Technology Transfer

National Institutes of Health

6011 Executive Boulevard, Suite 325

Rockville, Maryland 20852-3804 U.S.A.

For Licensee (Upon, information and belief, the undersigned expressly certifies or affirms that the contents of any statements of Licensee made or referred to in this document are truthful and accurate.):

by:

/s/ Timothy C. Rodell M.D.	23 Aug 2011
Signature of Authorized Official	Date

Timothy C. Rodell M.D.
Printed Name

President & Chief Executive Officer
Title

I.	Official and Mailing Address for Agreement notices:

Kirk Christoffersen

Name

Senior Director Corporate Development

Title

Mailing Address:

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

1450 Infinite Dr.
Louisville, CO 80027
USA

Email Address:	kirkc@globeimmune.com

Phone:	1.303.625.2777

Fax:	1.303.625.2710

II.	Official and Mailing Address for Financial notices (Licensee’s contact person for royalty payments)

Jeff Dekker
Name

Vice President Finance
Title

Mailing Address:

1450 Infinite Dr.
Louisville CO 80027
USA

Email Address:	jeff.dekker@globeimmune.com

Phone:	1.303.625.2744

Fax:	1.303.625.2710

Any false or misleading statements made, presented, or submitted to the Government, including any relevant omissions, under this Agreement and during the course of negotiation of this Agreement are subject to all applicable civil and criminal statutes including Federal statutes 31 U.S.C. §§3801-3812 (civil liability) and 18 U.S.C. §1001 (criminal liability including fine(s) or imprisonment).

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

APPENDIX A — PATENT(S) OR PATENT APPLICATION(S)

Patent(s) or Patent Application(s):

[*]

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

APPENDIX B — LICENSED FIELDS OF USE AND TERRITORY

I.	Licensed Fields of Use:

[*]

II.	Licensed Territory:

(a) Worldwide

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

APPENDIX C — ROYALTIES

Royalties:

I.	Licensee agrees to pay to PHS [*] royalty in the amount of [*]

II.	Licensee agrees to pay to PHS [*] royalty in the amount of [*]

III.	Licensee agrees to pay PHS earned royalties of [*]

IV.	Licensee agrees to pay PHS [*] royalties within [*]

V.	Licensee agrees to pay PHS [*] royalties of [*]

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

APPENDIX D — BENCHMARKS AND PERFORMANCE

Licensee agrees to the following Benchmarks for its performance under this Agreement and, within [*] of achieving a Benchmark, shall notify PHS that the Benchmark has been achieved.

	Duration	Cumulative
[*]

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

APPENDIX E —COMMERCIAL DEVELOPMENT PLAN

Commercial Development and Marketing Plan

Based on the outcome of pre-clinical studies and human clinical trials and the subsequent approval by the appropriate regulatory agencies, marketing and sales strategies in the designated countries will be finalized. The Licensed Product will be marketed in the Licensed Territory by Licensee or through one or several pharmaceutical companies with established regional marketing capabilities. An outline of the development plan is provided below.

•	Under CRADA 02264, Licensee and the NIH will jointly explore combination preclinical studies with various other immunotherapy platform technologies.

•	[*]

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

APPENDIX F — EXAMPLE ROYALTY REPORT

Required royalty report information includes:

•	OTT license reference number (L-XXX-200X/0)

•	Reporting period

•	Catalog number and units sold of each Licensed Product (domestic and foreign)

•	Gross Sales per catalog number per country

•	Total Gross Sales

•	Itemized deductions from Gross Sales

•	Total Net Sales

•	Earned Royalty Rate and associated calculations

•	Gross Earned Royalty

•	Adjustments for Minimum Annual Royalty (MAR) and other creditable payments made

•	Net Earned Royalty due

Example

Catalog Number	Product Name	Country	Units Sold	Gross Sales (US$)
1	A	US	250	62,500
1	A	UK	32	16,500
1	A	France	25	15,625
2	B	US	0	0
3	C	US	57	57,125
4	D	US	12	1,500
Total Gross Sales				153,250
Less Deductions:
Freight				3,000
Returns				7,000
Total Net Sales				143,250

Royalty Rate				8%
Royalty Due				11,460
Less Creditable Payments				10,000
Net Royalty Due				1,460

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

APPENDIX G — ROYALTY PAYMENT OPTIONS

The OTT License Number MUST appear on payments, reports and correspondence.

Automated Clearing House (ACH) for payments through U.S. banks only

The NIH encourages our licensees to submit electronic funds transfer payments through the Automated Clearing House (ACH). Submit your ACH payment through the U.S. Treasury web site located at: https://www.pay.gov. Locate the “NIH Agency Form” through the Pay.gov “Agency List”.

Electronic Funds Wire Transfers

The following account information is provided for wire payments. In order to process payment via Electronic Funds Wire Transfer sender MUST supply the following information within the transmission:

[*]

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Checks

All checks should be made payable to “NIH Patent Licensing”

Checks drawn on a U.S. bank account and sent by US Postal Service should be sent directly to the following address:

National Institutes of Health (NIH)

P.O. Box 979071

St. Louis, MO 63 197-9000

Checks drawn on a U.S. bank account and sent by overnight or courier should be sent to the following address:

US Bank

Government Lockbox SL-MO-C2GL

1005 Convention Plaza

St. Louis, MO 63101

Phone: 314-418-4087

Checks drawn on a foreign bank account should be sent directly to the following address:

National Institutes of Health (NIH)

Office of Technology Transfer

Royalties Administration Unit

6011 Executive Boulevard

Suite 325, MSC 7660

Rockville, Maryland 20852

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Exhibit 10.15

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

PUBLIC HEALTH SERVICE

PATENT LICENSE AGREEMENT — EXCLUSIVE

COVER PAGE

For PHS internal use only:

License Number: L-036-2012/0

License Application Number:

A-293-2011

Serial Number(s) of Licensed Patent(s) or Patent Application(s):

[*].

Licensee:

GlobeImmune, Inc.

Cooperative Research and Development Agreement (CRADA) Number (if a subject invention):

C-043-2008/0 [*]

Additional Remarks:

Public Benefit(s):

Yeast-Tarmogen based Immunotherapy for cancer and other diseases will serve the public.

This Patent License Agreement, hereinafter referred to as the “Agreement”, consists of this Cover Page, an attached Agreement, a Signature Page, Appendix A (List of Patent(s) or Patent Application(s)), Appendix B (Fields of Use and Territory), Appendix C (Royalties), Appendix D (Benchmarks and Performance), Appendix E (Commercial Development Plan), Appendix F (Example Royalty Report), and Appendix G (Royalty Payment Options). The Parties to this Agreement are:

1)	The National Institutes of Health (“NIH”) or the Food and Drug Administration (“FDA”), hereinafter singly or collectively referred to as “PHS”, agencies of the United States Public Health Service within the Department of Health and Human Services (“HHS”); and

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

2)	The person, corporation, or institution identified above or on the Signature Page, having offices at the address indicated on the Signature Page, hereinafter referred to as “Licensee”.

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

PHS PATENT LICENSE AGREEMENT – EXCLUSIVE

PHS and Licensee agree as follows:

1.	BACKGROUND

1.1	In the course of conducting biomedical and behavioral research, PHS investigators made inventions that may have commercial applicability.

1.2	By assignment of rights from PHS employees and other inventors, HHS, on behalf of the Government, co-owns with Licensee intellectual property rights claimed in any United States or foreign patent applications or patents corresponding to the assigned inventions. HHS also owns any tangible embodiments of these inventions actually reduced to practice by PHS.

1.3	The Secretary of HHS has delegated to PHS the authority to enter into this Agreement for the licensing of rights to these inventions.

1.4	PHS desires to transfer these inventions to the private sector through commercialization licenses to facilitate the commercial development of products and processes for public use and benefit.

1.5	Licensee desires to acquire commercialization rights to certain of these inventions in order to develop processes, methods, or marketable products for public use and benefit.

2.	DEFINITIONS

2.1	“Affiliate(s)” means a corporation or other business entity, which directly or indirectly is controlled by or controls, or is under common control with Licensee. For this purpose, the term “control” shall mean ownership of more than fifty percent (50%) of the voting stock or other ownership interest of the corporation or other business entity, or the power to elect or appoint more than fifty percent (50%) of the members of the governing body of the corporation or other business entity.

2.2	“Benchmarks” mean the performance milestones that are set forth in Appendix D.

2.3	“Commercial Development Plan” means the written commercialization plan attached as Appendix E.

2.4	“First Commercial Sale” means the initial transfer by or on behalf of Licensee or its sublicensees of Licensed Products or the initial practice of a Licensed Process by or on behalf of Licensee or its sublicensees in exchange for cash or some equivalent to which value can be assigned for the purpose of determining Net Sales.

2.5	“Government” means the Government of the United States of America.

2.6	“Licensed Fields of Use” means the fields of use identified in Appendix B.

2.7	“Licensed Patent Rights” shall mean:

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

(a)	Patent applications (including provisional patent applications and PCT patent applications) or patents listed in Appendix A, all divisions and continuations of these applications, all patents issuing from these applications, divisions, and continuations, and any reissues, reexaminations, and extensions of these patents;

(b)	to the extent that the following contain one or more claims directed to the invention or inventions disclosed in 2.7(a):

(i)	continuations-in-part of 2.7(a);

(ii)	all divisions and continuations of these continuations-in-part;

(iii)	all patents issuing from these continuations-in-part, divisions, and continuations;

(iv)	priority patent application(s) of 2.7(a); and

(v)	any reissues, reexaminations, and extensions of these patents;

(c)	to the extent that the following contain one or more claims directed to the invention or inventions disclosed in 2.7(a): all counterpart foreign and U.S. patent applications and patents to 2.7(a) and 2.7(b), including those listed in Appendix A; and

(d)	Licensed Patent Rights shall not include 2.7(b) or 2.7(c) to the extent that they contain one or more claims directed to new matter which is not the subject matter disclosed in 2.7(a).

2.8	“Licensed Processes” means processes which, in the course of being practiced, would be within the scope of one or more claims of the Licensed Patent Rights that have not been held unpatentable, invalid or unenforceable by an unappealed or unappealable judgment of a court of competent jurisdiction.

2.9	“Licensed Products” means tangible materials which, in the course of manufacture, use, sale, offer for sale or importation, would be within the scope of one or more claims of the Licensed Patent Rights that have not been held unpatentable, invalid or unenforceable by an unappealed or unappealable judgment of a court of competent jurisdiction.

2.10	“Licensed Territory” means the geographical area identified in Appendix B.

2.11	“Net Sales” means [*]

2.12	“Practical Application” means to manufacture in the case of a composition or product, to practice in the case of a process or method, or to operate in the case of a machine or system; and in each case, under these conditions as to establish that the invention is being utilized and that its benefits are to the extent permitted by law or Government regulations available to the public on reasonable terms.

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

2.13	“Research License” means a nontransferable, nonexclusive license to make and to use Licensed Products or Licensed Processes as defined by the Licensed Patent Rights for purposes of research and not for purposes of commercial manufacture or distribution or in lieu of purchase.

2.14	“Tarmogen®” or “Tarmogens®” mean any whole, recombinant yeast genetically modified to express one or more protein targets that stimulate the immune system against diseased cells.

3.	GRANT OF RIGHTS

3.1	PHS hereby grants and Licensee accepts, subject to the terms and conditions of this Agreement, an exclusive license under the Licensed Patent Rights in the Licensed Territory to make and have made, to use and have used, to sell and have sold, to offer to sell and have offered for sale, and to import and have imported any Licensed Products in the Licensed Fields of Use and to practice and have practiced any Licensed Processes in the Licensed Fields of Use.

3.2	This Agreement confers no license or rights by implication, estoppel, or otherwise under any patent applications or patents of PHS other than the Licensed Patent Rights regardless of whether these patents are dominant or subordinate to the Licensed Patent Rights.

3.3	PHS and Licensee agree that, as joint owners of the CRADA Subject Inventions (as defined in the Licensee CRADA) and the patent applications and patents corresponding thereto (including, as applicable, the Licensed Patent Rights), each of PHS and Licensee shall have the right to practice and exploit, or to license, sell or otherwise transfer its (but only its) interest in, such jointly-owned CRADA Subject Inventions, and such patent applications and patents, to its Affiliates, such license, sale or transfer will be governed by Paragraphs 3.1, 4.1-4.5, 14.7. In the event of an early termination of this Agreement, Licensee shall have the right to practice and exploit, or to license, sell or otherwise transfer its (but only its) interest in, such jointly-owned CRADA Subject Inventions, and such patent applications and patents, to its Affiliates or any third party, in each case, without any obligation to account to the other joint owner for profits or to obtain the consent of the other joint owner (and each joint owner hereby waives any right that it may have under the laws of any jurisdiction as a joint owner to require any such accounting or consent; and, to the extent that any applicable law prohibits such a waiver, this Paragraph 3.3 shall constitute the consent of each joint-owner).

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

4.	SUBLICENSING

4.1	Upon written approval by PHS, Licensee and any sublicensees of Licensed Patent Rights under this Agreement may enter into sublicensing agreements under the Licensed Patent Rights, such approval will not be unreasonably delayed or withheld, unless the provisions set forth in Paragraph 4.2 below are not included and/or otherwise not made binding upon the sublicensee. For purposes of clarification, PHS agrees that modification of the terms of this Agreement will not be a condition for approval by PHS for Licensee or any third party sublicensee to enter into sublicensing agreements. Licensee shall provide written notice to PHS in the event Licensee or any sublicensee desires to grant a sublicense to a third party to develop or commercialize a Licensed Product. In the event that PHS does not provide a written objection to Licensee within ten (10) business days after receiving notice under the preceding sentence, PHS shall be deemed to have given its approval to the sublicense arrangement described in the notice.

4.2	Licensee agrees that any sublicenses granted by it or any sublicensee shall provide that the obligations to PHS of paragraphs 5.1-5.4, 8.1, 10.1, 10.2, 12.5 and 13.7-13.10 of this Agreement shall be binding upon the sublicensee as if it were a party to this Agreement. Licensee further agrees to provide copies of these Paragraphs to all sublicense agreements.

4.3	With respect to the rights licensed hereunder (as opposed to Licensee’s ownership rights), any sublicenses granted by Licensee shall provide for the termination of the sublicense, or the conversion to a license directly between the sublicensees and PHS, at the option of the sublicensee, upon termination of this Agreement under Article 13. This conversion is subject to PHS approval and contingent upon acceptance by the sublicensee of the remaining provisions of this Agreement.

4.4	Licensee agrees to forward to PHS a complete copy of each fully executed sublicense agreement entered into by Licensee or any sublicensee, postmarked within thirty (30) days of the execution of such agreement. To the extent permitted by law, PHS agrees to maintain each such sublicense agreement in confidence.

4.5	Notwithstanding the foregoing, PHS agrees that the conditions of Paragraphs 4.1, 4.3 and 4.4 will not apply to the granting of rights under the Licensed Patent Right by Licensee to an Affiliate of Licensee, or by a sublicensee of Licensee to an Affiliate of the sublicensee, and that such a grant will not be a “sublicense” for purposes of this Agreement (including, for example, for purposes of triggering payments of sublicensing royalties pursuant to Appendix C). Licensee shall be responsible for any breach of this Agreement by an Affiliate of Licensee.

5.	STATUTORY AND PHS REQUIREMENTS AND RESERVED GOVERNMENT RIGHTS

5.1 (a)	PHS reserves on behalf of the Government an irrevocable, nonexclusive, nontransferable, royalty-free license for the practice of all inventions licensed under the Licensed Patent Rights throughout the world by or on behalf of the Government and on behalf of any foreign government or international organization pursuant to any existing or future treaty or agreement to which the Government is a signatory. Prior to the First Commercial Sale, Licensee agrees to provide PHS with reasonable quantities of Licensed Products or materials made through the Licensed Processes for PHS research use; and

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

(b)	In the event that the Licensed Patent Rights are Subject Inventions made under a Cooperative Research and Development Agreement (“CRADA”), Licensee grants to the Government, pursuant to 15 U.S.C. §3710a(b)(1)(A), a nonexclusive, nontransferable, irrevocable, paid-up license to practice Licensed Patent Rights or have Licensed Patent Rights practiced throughout the world by or on behalf of the Government. In the exercise of this license, the Government shall not publicly disclose trade secrets or commercial or financial information that is privileged or confidential within the meaning of 5 U.S.C. §552(b)(4) or which would be considered as such if it had been obtained from a non-Federal party. Prior to the First Commercial Sale, Licensee agrees to provide PHS reasonable quantities of Licensed Products or materials made through the Licensed Processes for PHS research use.

5.2	Licensee agrees that products used or sold in the United States embodying Licensed Products or produced through use of Licensed Processes shall be manufactured substantially in the United States, unless a written waiver is obtained in advance from PHS.

5.3	Licensee acknowledges that PHS may enter into future CRADAs under the Federal Technology Transfer Act of 1986 that relate to the subject matter of this Agreement. Licensee agrees not to unreasonably deny requests for a Research License from future collaborators with PHS when acquiring these rights is necessary in order to make a CRADA project feasible. Licensee may request an opportunity to join as a party to the proposed CRADA.

5.4 (a)	In addition to the reserved license of Paragraph 5.1, PHS reserves the right to grant Research Licenses directly or to require Licensee to grant Research Licenses on reasonable terms. The purpose of these Research Licenses is to encourage basic research, whether conducted at an academic or corporate facility. In order to safeguard the Licensed Patent Rights, however, PHS shall consult with Licensee before granting to commercial entities a Research License or providing to them research samples of materials made through the Licensed Processes; and

(b)	In exceptional circumstances, and in the event that Licensed Patent Rights are Subject Inventions made under a CRADA, the Government, pursuant to 15 U.S.C. §3710a(b)(1)(B), retains the right to require the Licensee to grant to a responsible applicant a nonexclusive, partially exclusive, or exclusive sublicense to use the Licensed Patent Rights in the Licensed Field of Use on terms that are reasonable under the circumstances, or if Licensee fails to grant this license, the Government retains the right to grant the license itself. The exercise of these rights by the Government shall only be in exceptional circumstances and only if the Government determines:

(i)	the action is necessary to meet health or safety needs that are not reasonably satisfied by Licensee;

(ii)	the action is necessary to meet requirements for public use specified by Federal regulations, and these requirements are not reasonably satisfied by the Licensee; or

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(iii)	the Licensee has failed to comply with an agreement containing provisions described in 15 U.S.C. §3710a(c)(4)(B); and

(c)	The determination made by the Government under this Paragraph 5.4 is subject to administrative appeal and judicial review under 35 U.S.C. §203(2).

6.	ROYALTIES AND REIMBURSEMENT

6.1	Licensee agrees to pay PHS [*]

6.2	Licensee agrees to pay PHS [*]

6.3	Licensee agrees to pay PHS [*]

6.4	Licensee agrees to pay PHS [*]

6.5	Licensee agrees to pay PHS [*]

6.6	A patent or patent application licensed under this Agreement shall cease to fall within the Licensed Patent Rights for the purpose of computing earned royalty payments in any given country on the earliest of the dates that:

(a)	the application has been abandoned and not continued;

(b)	the patent expires or irrevocably lapses, or

(c)	the patent has been held to be invalid or unenforceable by an unappealed or unappealable decision of a court of competent jurisdiction or administrative agency.

6.7	No multiple royalties shall be payable because any Licensed Products or Licensed Processes are covered by more than one of the Licensed Patent Rights.

6.8	On sales of Licensed Products by Licensee to [*].

6.9	Licensee may elect to surrender its rights in any country of the Licensed Territory under any of the Licensed Patent Rights upon sixty (60) days written notice to PHS.

7.	PATENT FILING, PROSECUTION, AND MAINTENANCE

7.1	Except as otherwise provided in this Article 7, Licensee agrees to take responsibility for, but to consult with, the PHS in the preparation, filing, prosecution, and maintenance of any and all patent applications or patents included in the Licensed Patent Rights and shall furnish copies of relevant patent-related documents to PHS.

7.2	Licensee shall assume the responsibility for the preparation, filing, prosecution, and maintenance of any and all patent applications or patents included in the Licensed Patent Rights and shall, on an ongoing basis, promptly furnish copies of all patent-related documents to PHS in order to

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provide PHS an opportunity to provide comments regarding such documents to Licensee. In the event that PHS provides comments to Licensee, Licensee will consider such comments in good faith and, if reasonable, revise such documents to include Licensee’s comments. In this event, Licensee shall select registered patent attorneys or patent agents to provide these services on behalf of Licensee and PHS. PHS shall provide appropriate powers of attorney and other documents necessary to undertake this action to the patent attorneys or patent agents providing these services. Licensee and its attorneys or agents shall consult with PHS in all aspects of the preparation, filing, prosecution and maintenance of patent applications and patents included within the Licensed Patent Rights and shall provide PHS sufficient opportunity to comment on any document that Licensee intends to file or to cause to be filed with the relevant intellectual property or patent office.

7.3	At any time, PHS may provide Licensee with written notice that PHS wishes to assume control of the preparation, filing, prosecution, and maintenance of any and all patent applications or patents included in the Licensed Patent Rights. If PHS elects to reassume these responsibilities, and Licensee agrees by providing written approval, Licensee agrees to cooperate fully with PHS, its attorneys, and agents in the preparation, filing, prosecution, and maintenance of any and all patent applications or patents included in the Licensed Patent Rights and to provide PHS with complete copies of any and all documents or other materials that PHS deems necessary to undertake such responsibilities. Licensee shall be responsible for all costs associated with transferring patent prosecution responsibilities to an attorney or agent of PHS’ choice. PHS and its attorneys or agents shall consult with Licensee in all aspects of the preparation, filing, prosecution and maintenance of patent applications and patents included within the Licensee Patent Rights and shall provide Licensee sufficient opportunity to comment on any document that Licensee intends to file or to cause to be filed with the relevant intellectual property or patent office.

7.4	Each party shall promptly inform the other as to all matters that come to its attention that may affect the preparation, filing, prosecution, or maintenance of the Licensed Patent Rights and permit each other to provide comments and suggestions with respect to the preparation, filing, prosecution, and maintenance of Licensed Patent Rights, which comments and suggestions shall be considered by the other party.

8.	RECORD KEEPING

8.1	Licensee agrees to keep accurate and correct records of Licensed Products made, used, sold, or imported and Licensed Processes practiced under this Agreement appropriate to determine the amount of royalties due PHS. These records shall be retained for at least five (5) years following a given reporting period and shall be available during normal business hours for inspection, but not more than once during any twelve (12) month period (whether the audit is pursuant to this Paragraph 8.1 or Paragraph 8.2), at the expense of PHS, by an accountant or other designated auditor selected by PHS for the sole purpose of verifying reports and royalty payments hereunder. The accountant or auditor shall only disclose to PHS information relating to the accuracy of reports and royalty payments made under this Agreement. If an inspection shows an underreporting or underpayment in excess of [*] for any [*] period, then [*] at the time Licensee pays the unreported royalties, including any additional royalties as required by Paragraph 9.8. All royalty payments required under this Paragraph shall be due within sixty (60) days of the date PHS provides Licensee notice of the payment due.

8.2	Beginning after the First Commercial Sale, Licensee agrees, upon PHS’ written request, to have an audit of sales and royalties conducted by an independent auditor that is paid for by PHS if

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annual sales of the Licensed Products or Licensed Processes are over [*]; provided that PHS may only make such a request once every two years. The audit shall address, at a minimum, the amount of gross sales by or on behalf of Licensee during the audit period, terms of the license as to percentage or fixed royalty to be remitted to the Government, the amount of royalties owed to the Government under this Agreement, and whether the royalties owed have been paid to the Government and is reflected in the records of the Licensee. The audit shall also indicate the PHS license number, product, and the time period being audited. A report certified by the auditor shall be submitted promptly by the auditor directly to PHS on completion. [*].

9.	REPORTS ON PROGRESS, BENCHMARKS, SALES, AND PAYMENTS

9.1	Prior to signing this Agreement, Licensee has provided PHS with the Commercial Development Plan in Appendix E, under which Licensee intends to bring the subject matter of the Licensed Patent Rights to the point of Practical Application. This Commercial Development Plan is hereby incorporated by reference into this Agreement. Based on this plan, performance Benchmarks are determined as specified in Appendix D.

9.2	Licensee shall provide written annual reports on its product development progress or efforts to commercialize under the Commercial Development Plan for each of the Licensed Fields of Use within sixty (60) days after December 31 of each calendar year. These progress reports shall include, but not be limited to: progress on research and development, status of applications for regulatory approvals, manufacturing, sublicensing, marketing, importing, and sales during the preceding calendar year, as well as, plans for the present calendar year. PHS also encourages these reports to include information on any of Licensee’s public service activities that relate to the Licensed Patent Rights. If reported progress differs from that projected in the Commercial Development Plan and Benchmarks, Licensee shall explain the reasons for these differences. In the annual report, Licensee may propose amendments to the Commercial Development Plan, acceptance of which by PHS may not be denied unreasonably. Licensee agrees to provide any additional information reasonably required by PHS to evaluate Licensee’s performance under this Agreement. Licensee may amend the Benchmarks at any time upon written approval by PHS. PHS shall not unreasonably withhold approval of any request of Licensee to extend the time periods of this schedule if the request is supported by a reasonable showing by Licensee of diligence in its performance under the Commercial Development Plan and toward bringing the Licensed Products to the point of Practical Application as defined in 37 CFR §404.3(d). Licensee shall amend the Commercial Development Plan and Benchmarks at the request of PHS to address any Licensed Fields of Use not specifically addressed in the plan originally submitted.

9.3	Licensee shall report to PHS the dates for achieving Benchmarks specified in Appendix D and the First Commercial Sale in each country in the Licensed Territory within thirty (30) days of such occurrences.

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9.4	After the First Commercial Sale, Licensee shall submit to PHS, within sixty (60) days after each calendar half-year ending June 30 and December 31, a royalty report, as described in the example in Appendix F, setting forth for the preceding half-year period the amount of the Licensed Products sold or Licensed Processes practiced by or on behalf of Licensee in each country within the Licensed Territory, the Net Sales, and the amount of royalty accordingly due. With each royalty report, Licensee shall submit payment of earned royalties due. If no earned royalties are due to PHS for any reporting period, the written report shall so state. The royalty report shall be certified as correct by an authorized officer of Licensee and shall include a detailed listing of all deductions made under Paragraph 2.11 to determine Net Sales made under Article 6 to determine royalties due.

9.5	Licensee agrees to forward semi-annually to PHS a copy of these reports received by Licensee from its sublicensees during the preceding half-year period as shall be pertinent to a royalty accounting to PHS by Licensee for activities under the sublicense.

9.6	Royalties due under Article 6 shall be paid in U.S. dollars and payment options are listed in Appendix G. For conversion of foreign currency to U.S. dollars, the conversion rate shall be the average of the New York foreign exchange buy and sell rates quoted in The Wall Street Journal on the day that the payment is due. Any loss of exchange, value, taxes, or other expenses incurred in the transfer or conversion to U.S. dollars shall be paid entirely by Licensee. The royalty report required by Paragraph 9.4 shall be mailed to PHS at its address for Agreement Notices indicated on the Signature Page.

9.7	Licensee shall be solely responsible for determining if any tax on royalty income is owed outside the United States and shall pay the tax and be responsible for all filings with appropriate agencies of foreign governments.

9.8	Additional royalties may be assessed by PHS on any payment that is more than [*] overdue at the rate of [*]. This [*] rate may be applied retroactively from the original due date until the date of receipt by PHS of the overdue payment and additional royalties. The payment of any additional royalties shall not prevent PHS from exercising any other rights it may have as a consequence of the lateness of any payment.

9.9	All plans and reports required by this Article 9, marked as “confidential” by Licensee shall, to the extent permitted by law, be treated by PHS as commercial and financial information obtained from a person and as privileged and confidential, and any proposed disclosure of these records by the PHS under the Freedom of Information Act (FOIA), 5 U.S.C. §552 shall be subject to the predisclosure notification requirements of 45 CFR §5.65(d).

10.	PERFORMANCE

10.1	Licensee shall use its reasonable commercial efforts to bring the Licensed Products and Licensed Processes to Practical Application. “Reasonable commercial efforts” for the purposes of this provision shall include adherence to the Commercial Development Plan in Appendix E and performance of the Benchmarks in Appendix D. The efforts of a sublicensee shall be considered the efforts of Licensee.

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10.2	Upon the First Commercial Sale, until the expiration or termination of this Agreement, Licensee shall use its reasonable commercial efforts to make Licensed Products and Licensed Processes reasonably accessible to the United States public.

10.3	Licensee agrees, after its First Commercial Sale, to make reasonable quantities of Licensed Products or materials produced through the use of Licensed Processes available on a compassionate use basis to patients, either through the patient’s physician(s) or the medical center treating the patient.

10.4	Licensee agrees, after its First Commercial Sale and as part of its marketing and product promotion, to develop educational materials (e.g., brochures, website, etc.) directed to patients and physicians detailing the Licensed Products or medical aspects of the prophylactic and therapeutic uses of the Licensed Products.

10.5	Licensee agrees to supply, to the Mailing Address for Agreement Notices indicated on the Signature Page, the Office of Technology Transfer, NIH with inert samples of the Licensed Products or Licensed Processes or their packaging for educational and display purposes only.

11.	INFRINGEMENT AND PATENT ENFORCEMENT

11.1	PHS and Licensee agree to notify each other promptly of each infringement or possible infringement of the Licensed Patent Rights, as well as, any facts which may affect the validity, scope, or enforceability of the Licensed Patent Rights of which either party becomes aware.

11.2	Pursuant to this Agreement and the provisions of Chapter 29 of Title 35, United States Code, Licensee may:

(a)	bring suit in its own name, at its own expense, and on its own behalf for infringement of presumably valid claims in the Licensed Patent Rights;

(b)	in any suit, enjoin infringement and collect for its use, damages, profits, and awards of whatever nature recoverable for the infringement; or

(c)	Upon written approval of PHS, settle any claim or suit for infringement of the Licensed Patent Rights; and

(d)	If Licensee desires to initiate a suit for patent infringement, Licensee shall notify PHS in writing. If PHS does not notify Licensee of its intent to pursue legal action within ninety (90) days, Licensee shall be free to initiate suit. PHS shall have a continuing right to intervene in the suit. Licensee shall take no action to compel the Government either to initiate or to join in any suit for patent infringement. Licensee may request the Government to initiate or join in any suit if necessary to avoid dismissal of the suit. Should the Government be made a party to any suit, Licensee shall reimburse the Government for any costs, expenses, or fees which the Government incurs as a result of the motion or other action, including all costs incurred by the Government in opposing the motion or other action. In all cases, Licensee agrees to keep PHS reasonably apprised of the status and progress of any litigation. Before Licensee commences an infringement action, Licensee shall notify PHS and give careful consideration to the views of PHS and to any potential effects of the litigation on the public health in deciding whether to bring suit.

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11.3	In the event that a declaratory judgment action alleging invalidity or non-infringement of any of the Licensed Patent Rights shall be brought against Licensee or raised by way of counterclaim or affirmative defense in an infringement suit brought by Licensee under Paragraph 11.2, pursuant to this Agreement and the provisions of Chapter 29 of Title 35, United States Code or other statutes, Licensee may:

(a)	defend the suit in its own name, at its own expense, and on its own behalf for presumably valid claims in the Licensed Patent Rights;

(b)	in any suit, ultimately to enjoin infringement and to collect for its use, damages, profits, and awards of whatever nature recoverable for the infringement; and

(c)	Upon written approval of PHS, settle any claim or suit for declaratory judgment involving the Licensed Patent Rights and PHS shall have a continuing right to intervene in the suit; and

(d)	If PHS does not notify Licensee of its intent to respond to the legal action within a reasonable time, Licensee shall be free to do so. Licensee shall take no action to compel the Government either to initiate or to join in any declaratory judgment action. Licensee may request the Government to initiate or to join any suit if necessary to avoid dismissal of the suit. Should the Government be made a party to any suit by motion or any other action of Licensee, Licensee shall reimburse the Government for any costs, expenses, or fees, which the Government incurs as a result of the motion or other action. If Licensee elects not to defend against the declaratory judgment action, PHS, at its option, may do so at its own expense. In all cases, Licensee agrees to keep PHS reasonably apprised of the status and progress of any litigation. Before Licensee commences an infringement action, Licensee shall notify PHS and give careful consideration to the views of PHS and to any potential effects of the litigation on the public health in deciding whether to bring suit.

11.4	In any action by Licensee under Paragraphs 11.2 or 11.3 the expenses including costs, fees, attorney fees, and disbursements, shall be paid by Licensee. The value of any recovery, after deducting all expenses incurred in such action, made by Licensee through court judgment or settlement [*].

11.5	PHS shall cooperate fully with Licensee in connection with any action under Paragraphs 11.2 or 11.3. PHS agrees promptly to provide access to all necessary documents and to render reasonable assistance in response to a request by Licensee.

12.	NEGATION OF WARRANTIES AND INDEMNIFICATION

12.1	PHS offers no warranties other than those specified in Article 1.

12.2	PHS does not warrant the validity of the Licensed Patent Rights and makes no representations whatsoever with regard to the scope of the Licensed Patent Rights, or that the Licensed Patent Rights may be exploited without infringing other patents or other intellectual property rights of third parties.

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

12.3	PHS MAKES NO WARRANTIES, EXPRESS OR IMPLIED, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OF ANY SUBJECT MATTER DEFINED BY THE CLAIMS OF THE LICENSED PATENT RIGHTS OR TANGIBLE MATERIALS RELATED THERETO.

12.4	PHS does not represent that it shall commence legal actions against third parties infringing the Licensed Patent Rights.

12.5	Licensee shall indemnify and hold PHS, its employees, students, fellows, agents, and consultants harmless from and against all liability, demands, damages, expenses, and losses, including but not limited to death, personal injury, illness, or property damage in connection with or arising out of:

(a)	the use by or on behalf of Licensee, its sublicensees, directors, employees, or third parties of any Licensed Patent Rights; or

(b)	the design, manufacture, distribution, or use of any Licensed Products, Licensed Processes or materials by Licensee, or other products or processes developed in connection with or arising out of the Licensed Patent Rights.

12.6	Licensee agrees to maintain a liability insurance program consistent with sound business practice.

13.	TERM, TERMINATION, AND MODIFICATION OF RIGHTS

13.1	This Agreement is effective when signed by all parties, unless the provisions of Paragraph 14.16 are not fulfilled, and shall extend to the expiration of the last to expire of the Licensed Patent Rights unless sooner terminated as provided in this Article 13.

13.2	In the event that Licensee is in default in the performance of any material obligations under this Agreement, including but not limited to the obligations listed in Paragraph 13.5, and if the default has not been remedied within [*] after the date of notice in writing of the default, PHS may terminate this Agreement by written notice and pursue outstanding royalties owed through procedures provided by the Federal Debt Collection Act.

13.3	In the event that Licensee becomes insolvent, files a petition in bankruptcy, has such a petition filed against it, determines to file a petition in bankruptcy, or receives notice of a third party’s intention to file an involuntary petition in bankruptcy, Licensee shall immediately notify PHS in writing. Furthermore, PHS shall have the right to terminate this Agreement immediately upon Licensee’s receipt of written notice.

13.4	Licensee shall have a unilateral right to terminate this Agreement or any licenses in any country or territory by giving PHS [*] written notice to that effect.

13.5	PHS shall specifically have the right to terminate or modify, at its option, this Agreement pursuant to Paragraph 13.2, if PHS determines that the Licensee:

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(a)	is not executing the Commercial Development Plan submitted with its request for a license and the Licensee cannot otherwise demonstrate to PHS’ satisfaction that the Licensee has taken, or can be expected to take within a reasonable time, effective steps to achieve Practical Application of the Licensed Products or Licensed Processes;

(b)	has not achieved the Benchmarks as may be modified under Paragraph 9.2;

(c)	has willfully made a false statement of, or willfully omitted a material fact in the license application or in any report required by this Agreement;

(d)	has committed a material breach of a covenant or agreement contained in this Agreement;

(e)	is not keeping Licensed Products or Licensed Processes reasonably available to the public after commercial use commences;

(f)	cannot reasonably satisfy unmet health and safety needs; or

(g)	cannot reasonably justify a failure to comply with the domestic production requirement of Paragraph 5.2 unless waived.

13.6	In making the determination referenced in Paragraph 13.5, PHS shall take into account the normal course of such commercial development programs conducted with sound and reasonable business practices and judgment and the annual reports submitted by Licensee under Paragraph 9.2. Prior to invoking termination or modification of this Agreement under Paragraph 13.5, PHS shall give written notice to Licensee providing Licensee specific notice of, and a ninety (90) day opportunity to respond to, PHS’ concerns as to the items referenced in 13.5(a)-13.5(g). If Licensee fails to alleviate PHS’ concerns as to the items referenced in 13.5(a)-13.5(g) or fails to initiate corrective action to PHS’ satisfaction, PHS may terminate this Agreement.

13.7	When the public health and safety so require, and after written notice to Licensee providing Licensee a sixty (60) day opportunity to respond, PHS shall have the right to require Licensee to grant sublicenses to responsible applicants, on reasonable terms, in any Licensed Fields of Use under the Licensed Patent Rights, unless Licensee can reasonably demonstrate that the granting of the sublicense would not materially increase the availability to the public of the subject matter of the Licensed Patent Rights. PHS shall not require the granting of a sublicense unless the responsible applicant has first negotiated in good faith with Licensee.

13.8	PHS reserves the right according to 35 U.S.C. §209(d)(3) to terminate or modify this Agreement if it is determined that this action is necessary to meet the requirements for public use specified by federal regulations issued after the date of the license and these requirements are not reasonably satisfied by Licensee.

13.9	Within thirty (30) days of receipt of written notice of PHS’ unilateral decision to modify or terminate this Agreement, Licensee may, consistent with the provisions of 37 CFR §404.11, appeal the decision by written submission to the designated PHS official. The decision of the designated PHS official shall be the final agency decision. Licensee may thereafter exercise any and all administrative or judicial remedies that may be available.

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

13.10	Within ninety (90) days of expiration or termination of this Agreement under this Article 13, a final report shall be submitted by Licensee. Any royalty payments, including those incurred but not yet paid (such as the full minimum annual royalty), and those related to patent expense, due to PHS shall become immediately due and payable upon termination or expiration. If terminated under this Article 13, sublicensees may elect to convert their sublicenses to direct licenses with PHS pursuant to Paragraph 4.3. Unless otherwise specifically provided for under this Agreement, upon termination or expiration of this Agreement, Licensee shall return all Licensed Products or other materials included within the Licensed Patent Rights to PHS or provide PHS with certification of the destruction thereof. Licensee may not be granted additional PHS licenses if the final reporting requirement is not fulfilled.

14.	GENERAL PROVISIONS

14.1	Neither party may waive or release any of its rights or interests in this Agreement except in writing. The failure of the Government to assert a right hereunder or to insist upon compliance with any term or condition of this Agreement shall not constitute a waiver of that right by the Government or excuse a similar subsequent failure to perform any of these terms or conditions by Licensee.

14.2	This Agreement constitutes the entire agreement between the parties relating to the subject matter of the Licensed Patent Rights, Licensed Products and Licensed Processes, and all prior negotiations, representations, agreements, and understandings (except the Licensee CRADA No C-043-2008, NCI Ref. No. 02264) are merged into, extinguished by, and completely expressed by this Agreement.

14.3	The provisions of this Agreement are severable, and in the event that any provision of this Agreement shall be determined to be invalid or unenforceable under any controlling body of law, this determination shall not in any way affect the validity or enforceability of the remaining provisions of this Agreement.

14.4	If either party desires a modification to this Agreement, the parties shall, upon reasonable notice of the proposed modification by the party desiring the change, confer in good faith to determine the desirability of the modification. No modification shall be effective until a written amendment is signed by the signatories to this Agreement or their designees.

14.5	The construction, validity, performance, and effect of this Agreement shall be governed by Federal law as applied by the Federal courts in the District of Columbia.

14.6	All Agreement notices required or permitted by this Agreement shall be given by prepaid, first class, registered or certified mail or by an express/overnight delivery service provided by a commercial carrier, properly addressed to the other party at the address designated on the following Signature Page, or to another address as may be designated in writing by the other party. Agreement notices shall be considered timely if the notices are received on or before the established deadline date or sent on or before the deadline date as verifiable by U.S. Postal Service postmark or dated receipt from a commercial carrier. Parties should request a legibly dated U.S. Postal Service postmark or obtain a dated receipt from a commercial carrier or the U.S. Postal Service. Private metered postmarks shall not be acceptable as proof of timely mailing.

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

14.7	This Agreement shall not be assigned or otherwise transferred (including any transfer by legal process or by operation of law, and any transfer in bankruptcy or insolvency, or in any other compulsory procedure or order of court) except to Licensee’s Affiliate(s) without the prior written consent of PHS, such consent not to be unreasonably withheld. The parties agree that the identity of the parties is material to the formation of this Agreement and that the obligations under this Agreement are nondelegable without the prior written consent of PHS, such consent not to be unreasonably delayed or withheld. In such an event, Licensee shall provide written notice to PHS identifying the party to which Licensee desires to assign or otherwise transfer this Agreement. In the event that PHS does not provide a written objection to Licensee within ten (10) business days after receiving notice under the preceding sentence, PHS shall be deemed to have given its approval to the assignment or transfer arrangement described in the notice.

14.8	Licensee agrees in its use of any PHS-supplied materials to comply with all applicable statutes, regulations, and guidelines, including PHS and HHS regulations and guidelines. Licensee agrees not to use the materials for research involving human subjects or clinical trials in the United States without complying with 21 CFR Part 50 and 45 CFR Part 46. Licensee agrees not to use the materials for research involving human subjects or clinical trials outside of the United States without notifying PHS, in writing, of the research or trials and complying with the applicable regulations of the appropriate national control authorities. Written notification to PHS of research involving human subjects or clinical trials outside of the United States shall be given no later than sixty (60) days prior to commencement of the research or trials.

14.9	Licensee acknowledges that it is subject to and agrees to abide by the United States laws and regulations (including the Export Administration Act of 1979 and Arms Export Control Act) controlling the export of technical data, computer software, laboratory prototypes, biological material, and other commodities. The transfer of these items may require a license from the appropriate agency of the U.S. Government or written assurances by Licensee that it shall not export these items to certain foreign countries without prior approval of this agency. PHS neither represents that a license is or is not required or that, if required, it shall be issued.

14.10	Licensee agrees to mark the Licensed Products or their packaging sold in the United States with all applicable U.S. patent numbers and similarly to indicate “Patent Pending” status. All Licensed Products manufactured in, shipped to, or sold in other countries shall be marked in a manner to preserve PHS patent rights in those countries.

14.11	By entering into this Agreement, PHS does not directly or indirectly endorse any product or service provided, or to be provided, by Licensee whether directly or indirectly related to this Agreement. Licensee shall not state or imply that this Agreement is an endorsement by the Government, PHS, any other Government organizational unit, or any Government employee. Additionally, Licensee shall not use the names of NIH, FDA, PHS, or HHS or the Government or their employees in any advertising, promotional, or sales literature without the prior written approval of PHS.

14.12	The parties agree to attempt to settle amicably any controversy or claim arising under this Agreement or a breach of this Agreement, except for appeals of modifications or termination decisions provided for in Article 13. Licensee agrees first to appeal any unsettled claims or controversies to the designated PHS official, or designee, whose decision shall be considered the final agency decision. Thereafter, Licensee may exercise any administrative or judicial remedies that may be available.

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14.13	Nothing relating to the grant of a license, nor the grant itself, shall be construed to confer upon any person any immunity from or defenses under the antitrust laws or from a charge of patent misuse, and the acquisition and use of rights pursuant to 37 CFR Part 404 shall not be immunized from the operation of state or Federal law by reason of the source of the grant.

14.14	Any formal recordation of this Agreement required by the laws of any Licensed Territory as a prerequisite to enforceability of the Agreement in the courts of any foreign jurisdiction or for other reasons will be carried out by Licensee at its expense, and appropriately verified proof of recordation will be promptly furnished to PHS.

14.15	Paragraphs 3.3, 4.3, 8.1, 9.5-9.7, 9.9, 12.1-12.5, 13.9, 13.10, 14.12 and 14.15 of this Agreement shall survive termination of this Agreement.

14.16	The terms and conditions of this Agreement shall, at PHS’ sole option, be considered by PHS to be withdrawn from Licensee’s consideration and the terms and conditions of this Agreement, and the Agreement itself to be null and void, unless this Agreement is executed by the Licensee and a fully executed original is received by PHS within sixty (60) days from the date of PHS signature found at the Signature Page.

SIGNATURES BEGIN ON NEXT PAGE

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PHS PATENT LICENSE AGREEMENT — EXCLUSIVE

SIGNATURE PAGE

For PHS:

/s/ Richard U. Rodriguez	12-22-11

Richard U. Rodriguez

Director, Division of Technology Development and Transfer

Office of Technology Transfer

National Institutes of Health

Mailing Address for Agreement notices:

Chief, Monitoring & Enforcement Branch, DTDT

Office of Technology Transfer

National Institutes of Health

6011 Executive Boulevard, Suite 325

Rockville, Maryland 20852-3804 U.S.A.

Date

For Licensee (Upon, information and belief, the undersigned expressly certifies or affirms that the contents of any statements of Licensee made or referred to in this document are truthful and accurate.):

by:

/s/ Timothy C. Rodell M.D.	January 3, 2012
Signature of Authorized Official	Date
Timothy C. Rodell M.D.
Printed Name
President & Chief Executive Officer
Title
I.	Official and Mailing Address for Agreement notices.

Kirk Christoffersen

Name

Senior Director Corporate Development

Title

Mailing Address:

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

1450 Infinite Dr.
Louisville CO 80027
USA

Email	Address: kirkc@globeimmune.com

Phone:	1.303.625.2777

Fax:	1.303.625.2710

II.	Official and Mailing Address for Financial notices (Licensee’s contact person for royalty payments)

Jeff Dekker

Name

Vice	President Finance

Title

Mailing Address:

1450 Infinite Dr.

Louisville CO 80027

USA

Email	Address: jeff.dekker@globeimmune.com

Phone:	1.303.625.2744

Fax:	1.303.625.2710

Any false or misleading statements made, presented, or submitted to the Government, including any relevant omissions, under this Agreement and during the course of negotiation of this Agreement are subject to all applicable civil and criminal statutes including Federal statutes 31 U.S.C. §§3801-3812 (civil liability) and 18 U.S.C. §1001 (criminal liability including fine(s) or imprisonment).

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

APPENDIX A —PATENT(S) OR PATENT APPLICATION(S)

Patent(s) or Patent Application(s):

[*]

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

APPENDIX B — LICENSED FIELDS OF USE AND TERRITORY

i. Licensed Fields of Use:

[*]

II. Licensed Territory:

(a) Worldwide

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

APPENDIX C — ROYALTIES

Royalties:

I.	Licensee agrees to pay to PHS [*] royalty in the amount of [*].

II.	Licensee agrees to pay to PHS a [*] royalty in the amount of [*] as follows:

(a) [*];

(b) [*].

III.	Licensee agrees to pay PHS earned royalties of [*] on Net Sales by or on behalf of Licensee [*].

IV.	Licensee agrees to pay PHS [*] royalties within [*]:

(a) [*].

(b) [*]; and

(c) [*].

V.	Licensee agrees to pay PHS [*] royalties of [*].

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

APPENDIX D — BENCHMARKS AND PERFORMANCE

Licensee agrees to the following Benchmarks for its performance under this Agreement and from the effective date of this Agreement and, within [*] of achieving a Benchmark, shall notify PHS that the Benchmark has been achieved.

The development timeline from the effective date of this Agreement for the Yeast-Brachyury Immunotherapy will be as follows:

	Duration	Cumulative
[*]

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

APPENDIX E — COMMERCIAL DEVELOPMENT PLAN

Commercial Development and Marketing Plan

Based on the outcome of pre-clinical studies and human clinical trials and the subsequent approval by the appropriate regulatory agencies, marketing and sales strategies in the designated countries will be finalized. The Licensed Product will be marketed in the Licensed Territory by Licensee or through one or several pharmaceutical companies with established regional marketing capabilities. An outline of the development plan is provided below.

•	Under CRADA 02264, Licensee and the NIH will jointly explore combination preclinical studies with various other immunotherapy platform technologies.

•	[*].

•	[*].

•	[*].

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

APPENDIX F — EXAMPLE ROYALTY REPORT

Required royalty report information includes:

•	OTT license reference number (L-XXX-200X/0)

•	Reporting period

•	Catalog number and units sold of each Licensed Product (domestic and foreign)

•	Gross Sales per catalog number per country

•	Total Gross Sales

•	Itemized deductions from Gross Sales

•	Total Net Sales

•	Earned Royalty Rate and associated calculations

•	Gross Earned Royalty

•	Adjustments for Minimum Annual Royalty (MAR) and other creditable payments made

•	Net Earned Royalty due

Example

Catalog Number	Product Name	Country	Units Sold	Gross Sales (US$)
1	A	US	250	62,500
1	A	UK	32	16,500
1	A	France	25	15,625
2	B	US	0	0
3	C	US	57	57,125
4	D	US	12	1,500
		Total Gross Sales		153,250
			Less Deductions:
			Freight	3,000
			Returns	7,000
			Total Net Sales	143,250
			Royalty Rate	8%
			Royalty Due	11,460
			Less Creditable Payments	10,000
			Net Royalty Due	1,460

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

APPENDIX G — ROYALTY PAYMENT OPTIONS

The OTT License Number MUST appear on payments, reports and correspondence.

Automated Clearing House (ACH) for payments through U.S. banks only

The NIH encourages our licensees to submit electronic funds transfer payments through the Automated Clearing House (ACH). Submit your ACH payment through the U.S. Treasury web site located at: https://www.pay.gov. Locate the “NIH Agency Form” through the Pay.gov “Agency List”.

Electronic Funds Wire Transfers

The following account information is provided for wire payments. In order to process payment via Electronic Funds Wire Transfer sender MUST supply the following information within the transmission:

[*]

[*]

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Checks

All checks should be made payable to “NIH Patent Licensing”

Checks drawn on a U.S. bank account and sent by US Postal Service should be sent directly to the following address:

National Institutes of Health (NIH)

P.O. Box 979071

St. Louis, MO 63197-9000

Checks drawn on a U.S. bank account and sent by overnight or courier should be sent to the following address:

US Bank

Government Lockbox SL-MO-C2GL

1005 Convention Plaza

St. Louis, MO 63101

Phone: 314-418-4087

Checks drawn on a foreign bank account should be sent directly to the following address:

National Institutes of Health (NIH)

Office of Technology Transfer

Royalties Administration Unit

6011 Executive Boulevard

Suite 325, MSC 7660

Rockville, Maryland 20852

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Exhibit 10.16

[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

PUBLIC HEALTH SERVICE

PATENT LICENSE AGREEMENT — EXCLUSIVE

COVER PAGE

For PHS internal use only:

License Number: L-067-2012/0

License Application Number: A-077-2012

Serial Number(s) of Licensed Patent(s) or Patent Application(s):

[*]

Licensee:

GlobeImmune, Inc.

Cooperative Research and Development Agreement (CRADA) Number (if a subject invention): C-043-2008/0 [*]

Additional Remarks: N/A

Public Benefit(s): Yeast-Tarmogen® based Immunotherapy for cancer and other diseases will serve the public.

This Patent License Agreement, hereinafter referred to as the “Agreement”, consists of this Cover Page, an attached Agreement, a Signature Page, Appendix A (List of Patent(s) or Patent Application(s)), Appendix B (Fields of Use and Territory), Appendix C (Royalties), Appendix D (Benchmarks and Performance), Appendix E (Commercial Development Plan), Appendix F (Example Royalty Report), and Appendix G (Royalty Payment Options). The Parties to this Agreement are:

1)	The National Institutes of Health (“NIH”) or the Food and Drug Administration (“FDA”), hereinafter singly or collectively referred to as “PHS”, agencies of the United States Public Health Service within the Department of Health and Human Services (“HHS”); and

2)	The person, corporation, or institution identified above or on the Signature Page, having offices at the address indicated on the Signature Page, hereinafter referred to as “Licensee”.

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

PHS PATENT LICENSE AGREEMENT — EXCLUSIVE

PHS and Licensee agree as follows:

1.	BACKGROUND

1.1	In the course of conducting biomedical and behavioral research, PHS investigators made inventions that may have commercial applicability.

1.2	By assignment of rights from PHS employees and other inventors, HHS, on behalf of the Government, co-owns with Licensee intellectual property rights claimed in any United States or foreign patent applications or patents corresponding to the assigned inventions. HHS also owns any tangible embodiments of these inventions actually reduced to practice by PHS.

1.3	The Secretary of HHS has delegated to PHS the authority to enter into this Agreement for the licensing of rights to these inventions.

1.4	PHS desires to transfer these inventions to the private sector through commercialization licenses to facilitate the commercial development of products and processes for public use and benefit.

1.5	Licensee desires to acquire commercialization rights to certain of these inventions in order to develop processes, methods, or marketable products for public use and benefit.

2.	DEFINITIONS

2.1	“Affiliate(s)” means a corporation or other business entity, which directly or indirectly is controlled by or controls, or is under common control with Licensee. For this purpose, the term “control” shall mean ownership of more than fifty percent (50%) of the voting stock or other ownership interest of the corporation or other business entity, or the power to elect or appoint more than fifty percent (50%) of the members of the governing body of the corporation or other business-entity.

2.2	“Benchmarks” mean the performance milestones that are set forth in Appendix D.

2.3	“Commercial Development Plan” means the written commercialization plan attached as Appendix E.

2.4	“First Commercial Sale” means the initial transfer by or on behalf of Licensee or its sublicensees of Licensed Products or the initial practice of a Licensed Process by or on behalf of Licensee or its sublicensees in exchange for cash or some equivalent to which value can be assigned for the purpose of determining Net Sales.

2.5	“Government” means the Government of the United States of America.

2.6	“Licensed Fields of Use” means the fields of use identified in Appendix B.

2.7	“Licensed Patent Rights” shall mean:

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

(a)	Patent applications (including provisional patent applications and PCT patent applications) or patents listed in Appendix A, all divisions and continuations of these applications, all patents issuing from these applications, divisions, and continuations, and any reissues, reexaminations, and extensions of these patents;

(b)	to the extent that the following contain one or more claims directed to the invention or inventions disclosed in 2.7(a):

(i)	continuations-in-part of 2.7(a);

(ii)	all divisions and continuations of these continuations-in-part;

(iii)	all patents issuing from these continuations-in-part, divisions, and continuations;

(iv)	priority patent application(s) of 2.7(a); and

(v)	any reissues, reexaminations, and extensions of these patents;

(c)	to the extent that the following contain one or more claims directed to the invention or inventions disclosed in 2.7(a): all counterpart foreign and U.S. patent applications and patents to 2.7(a) and 2.7(b), including those listed in Appendix A; and

(d)	Licensed Patent Rights shall not include 2.7(b) or 2.7(c) to the extent that they contain one or more claims directed to new matter which is not the subject matter disclosed in 2.7(a).

2.8	“Licensed Processes” means processes which, in the course of being practiced, would be within the scope of one or more claims of the Licensed Patent Rights that have not been held unpatentable, invalid or unenforceable by an unappealed or unappealable judgment of a court of competent jurisdiction.

2.9	“Licensed Products” means tangible materials which, in the course of manufacture, use, sale, offer for sale or importation, would be within the scope of one or more claims of the Licensed Patent Rights that have not been held unpatentable, invalid or unenforceable by an unappealed or unappealable judgment of a court of competent jurisdiction.

2.10	“Licensed Territory” means the geographical area identified in Appendix B.

2.11	“Net Sales” means [*]

2.12	“Practical Application” means to manufacture in the case of a composition or product, to practice in the case of a process or method, or to operate in the case of a machine or system; and in each case, under these conditions as to establish that the invention is being utilized and that its benefits are to the extent permitted by law or Government regulations available to the public on reasonable terms.

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

2.13	“Research License” means a nontransferable, nonexclusive license to make and to use Licensed Products or Licensed Processes as defined by the Licensed Patent Rights for purposes of research and not for purposes of commercial manufacture or distribution or in lieu of purchase.

2.14	“Tarmogen®” or “Tarmogens®” mean any whole, recombinant yeast genetically modified to express one or more protein targets that stimulate the immune system against diseased cells.

3.	GRANT OF RIGHTS

3.1	PHS hereby grants and Licensee accepts, subject to the terms and conditions of this Agreement, an exclusive license under the Licensed Patent Rights in the Licensed Territory to make and have made, to use and have used, to sell and have sold, to offer to sell and have offered for sale, and to import and have imported any Licensed Products in the Licensed Fields of Use and to practice and have practiced any Licensed Processes in the Licensed Fields of Use.

3.2	This Agreement confers no license or rights by implication, estoppel, or otherwise under any patent applications or patents of PHS other than the Licensed Patent Rights regardless of whether these patents are dominant or subordinate to the Licensed Patent Rights.

3.3	PHS and Licensee agree that, as joint owners of the CRADA Subject Inventions (as defined in the Licensee CRADA) and the patent applications and patents corresponding thereto (including, as applicable, the Licensed Patent Rights), each of PHS and Licensee shall have the right to practice and exploit, or to license, sell or otherwise transfer its (but only its) interest in, such jointly-owned CRADA Subject Inventions, and such patent applications and patents, to its Affiliates, such license, sale or transfer will be governed by Paragraphs 3.1, 4.1-4.5, 14.7. In the event of an early termination of this Agreement, Licensee shall have the right to practice and exploit, or to license, sell or otherwise transfer its (but only its) interest in, such jointly-owned CRADA Subject Inventions, and such patent applications and patents, to its Affiliates or any third party, in each case, without any obligation to account to the other joint owner for profits or to obtain the consent of the other joint owner (and each joint owner hereby waives any right that it may have under the laws of any jurisdiction as a joint owner to require any such accounting or consent; and, to the extent that any applicable law prohibits such a waiver, this Paragraph 3.3 shall constitute the consent of each joint-owner).

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

4.	SUBLICENSING

4.1	Upon written approval by PHS, Licensee and any sublicensees of Licensed Patent Rights under this Agreement may enter into sublicensing agreements under the Licensed Patent Rights, such approval will not be unreasonably delayed or withheld, unless the provisions set forth in Paragraph 4.2 below are not included and/or otherwise not made binding upon the sublicensee. For purposes of clarification, PHS agrees that modification of the terms of this Agreement will not be a condition for approval by PHS for Licensee or any third party sublicensee to enter into sublicensing agreements. Licensee shall provide written notice to PHS in the event Licensee or any sublicensee desires to grant a sublicense to a third party to develop or commercialize a Licensed Product. In the event that PHS does not provide a written objection to Licensee within ten (10) business days after receiving notice under the preceding sentence, PHS shall be deemed to have given its approval to the sublicense arrangement described in the notice.

4.2	Licensee agrees that any sublicenses granted by it or any sublicensee shall provide that the obligations to PHS of paragraphs 5.1-5.4, 8.1, 10.1, 10.2, 12.5 and 13.7-13.10 of this Agreement shall be binding upon the sublicensee as if it were a party to this Agreement. Licensee further agrees to provide copies of these Paragraphs to all sublicense agreements.

4.3	With respect to the rights licensed hereunder (as opposed to Licensee’s ownership rights), any sublicenses granted by Licensee shall provide for the termination of the sublicense, or the conversion to a license directly between the sublicensees and PHS, at the option of the sublicensee, upon termination of this Agreement under Article 13. This conversion is subject to PHS approval and contingent upon acceptance by the sublicensee of the remaining provisions of this Agreement.

4.4	Licensee agrees to forward to PHS a complete copy of each fully executed sublicense agreement entered into by Licensee or any sublicensee, postmarked within thirty (30) days of the execution of such agreement. To the extent permitted by law, PHS agrees to maintain each such sublicense agreement in confidence.

4.5	Notwithstanding the foregoing, PHS agrees that the conditions of Paragraphs 4.1, 4.3 and 4.4 will not apply to the granting of rights under the Licensed Patent Right by Licensee to an Affiliate of Licensee, or by a sublicensee of Licensee to an Affiliate of the sublicensee, and that such a grant will not be a “sublicense” for purposes of this Agreement (including, for example, for purposes of triggering payments of sublicensing royalties pursuant to Appendix C). Licensee shall be responsible for any breach of this Agreement by an Affiliate of Licensee.

5.	STATUTORY AND PHS REQUIREMENTS AND RESERVED GOVERNMENT RIGHTS

5.1 (a)	PHS reserves on behalf of the Government an irrevocable, nonexclusive, nontransferable, royalty-free license for the practice of all inventions licensed under the Licensed Patent Rights throughout the world by or on behalf of the Government and on behalf of any foreign government or international organization pursuant to any existing or future treaty or agreement to which the Government is a signatory. Prior to the First Commercial Sale, Licensee agrees to provide PHS with reasonable quantities of Licensed Products or materials made through the Licensed Processes for PHS research use; and

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

(b)	In the event that the Licensed Patent Rights are Subject Inventions made under a Cooperative Research and Development Agreement (“CRADA”), Licensee grants to the Government, pursuant to 15 U.S.C. §3710a(b)(1)(A), a nonexclusive, nontransferable, irrevocable, paid-up license to practice Licensed Patent Rights or have Licensed Patent Rights practiced throughout the world by or on behalf of the Government. In the exercise of this license, the Government shall not publicly disclose trade secrets or commercial or financial information that is privileged or confidential within the meaning of 5 U.S.C. §552(b)(4) or which would be considered as such if it had been obtained from a non-Federal party. Prior to the First Commercial Sale, Licensee agrees to provide PHS reasonable quantities of Licensed Products or materials made through the Licensed Processes for PHS research use.

5.2	Licensee agrees that products used or sold in the United States embodying Licensed Products or produced through use of Licensed Processes shall be manufactured substantially in the United States, unless a written waiver is obtained in advance from PHS.

5.3	Licensee acknowledges that PHS may enter into future CRADAs under the Federal Technology Transfer Act of 1986 that relate to the subject matter of this Agreement. Licensee agrees not to unreasonably deny requests for a Research License from future collaborators with PHS when acquiring these rights is necessary in order to make a CRADA project feasible. Licensee may request an opportunity to join as a party to the proposed CRADA.

5.4 (a)	In addition to the reserved license of Paragraph 5.1, PHS reserves the right to grant Research Licenses directly or to require Licensee to grant Research Licenses on reasonable terms. The purpose of these Research Licenses is to encourage basic research, whether conducted at an academic or corporate facility. In order to safeguard the Licensed Patent Rights, however, PHS shall consult with Licensee before granting to commercial entities a Research License or providing to them research samples of materials made through the Licensed Processes; and

(b)	In exceptional circumstances, and in the event that Licensed Patent Rights are Subject Inventions made under a CRADA, the Government, pursuant to 15 U.S.C, §3710a(b)(1)(B), retains the right to require the Licensee to grant to a responsible applicant a nonexclusive, partially exclusive, or exclusive sublicense to use the Licensed Patent Rights in the Licensed Field of Use on terms that are reasonable under the circumstances, or if Licensee fails to grant this license, the Government retains the right to grant the license itself. The exercise of these rights by the Government shall only be in exceptional circumstances and only if the Government determines:

(i)	the action is necessary to meet health or safety needs that are not reasonably satisfied by Licensee;

(ii)	the action is necessary to meet requirements for public use specified by Federal regulations, and these requirements are not reasonably satisfied by the Licensee; or

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(iii)	the Licensee has failed to comply with an agreement containing provisions described in 15 U.S.C. §3710a(c)(4)(B); and

(c)	The determination made by the Government under this Paragraph 5.4 is subject to administrative appeal and judicial review under 35 U.S.C. §203(2).

6.	ROYALTIES AND REIMBURSEMENT

6.1	Licensee agrees to pay PHS [*]

6.2	Licensee agrees to pay PHS [*]

6.3	Licensee agrees to pay PHS [*]

6.4	Licensee agrees to pay PHS [*]

6.5	Licensee agrees to pay PHS [*]

6.6	A patent or patent application licensed under this Agreement shall cease to fall within the Licensed Patent Rights for the purpose of computing earned royalty payments in any given country on the earliest of the dates that:

(a)	the application has been abandoned and not continued;

(b)	the patent expires or irrevocably lapses, or

(c)	the patent has been held to be invalid or unenforceable by an unappealed or unappealable decision of a court of competent jurisdiction or administrative agency.

6.7	No multiple royalties shall be payable because any Licensed Products or Licensed Processes are covered by more than one of the Licensed Patent Rights.

6.8	On sales of Licensed Products by Licensee to [*]

6.9	Licensee may elect to surrender its rights in any country of the Licensed Territory under any of the Licensed Patent Rights upon sixty (60) days written notice to PHS.

7.	PATENT FILING, PROSECUTION, AND MAINTENANCE

7.1	Except as otherwise provided in this Article 7, Licensee agrees to take responsibility for, but to consult with, the PHS in the preparation, filing, prosecution, and maintenance of any and all patent applications or patents included in the Licensed Patent Rights and shall furnish copies of relevant patent-related documents to PHS.

7.2

Licensee shall assume the responsibility for the preparation, filing, prosecution, and maintenance of any and all patent applications or patents included in the Licensed Patent Rights and shall, on an ongoing basis, promptly furnish copies of all patent-related documents to PHS in order to

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provide PHS an opportunity to provide comments regarding such documents to Licensee. In the event that PHS provides comments to Licensee, Licensee will consider such comments in good faith and, if reasonable, revise such documents to include PHS’ comments. In this event, Licensee shall select registered patent attorneys or patent agents to provide these services on behalf of Licensee and PHS. PHS shall provide appropriate powers of attorney and other documents necessary to undertake this action to the patent attorneys or patent agents providing these services. Licensee and its attorneys or agents shall consult with PHS in all aspects of the preparation, filing, prosecution and maintenance of patent applications and patents included within the Licensed Patent Rights and shall provide PHS sufficient opportunity to comment on any document that Licensee intends to file or to cause to be filed with the relevant intellectual property or patent office.

7.3	At any time, PHS may provide Licensee with written notice that PHS wishes to assume control of the preparation, filing, prosecution, and maintenance of any and all patent applications or patents included in the Licensed Patent Rights. If PHS elects to reassume these responsibilities, and Licensee agrees by providing written approval, Licensee agrees to cooperate fully with PHS, its attorneys, and agents in the preparation, filing, prosecution, and maintenance of any and all patent applications or patents included in the Licensed Patent Rights and to provide PHS with complete copies of any and all documents or other materials that PHS deems necessary to undertake such responsibilities. Licensee shall be responsible for all costs associated with transferring patent prosecution responsibilities to an attorney or agent of PHS’ choice. PHS and its attorneys or agents shall consult with Licensee in all aspects of the preparation, filing, prosecution and maintenance of patent applications and patents included within the Licensed Patent Rights and shall provide Licensee sufficient opportunity to comment on any document that Licensee intends to file or to cause to be filed with the relevant intellectual property or patent office.

7.4	Each party shall promptly inform the other as to all matters that come to its attention that may affect the preparation, filing, prosecution, or maintenance of the Licensed Patent Rights and permit each other to provide comments and suggestions with respect to the preparation, filing, prosecution, and maintenance of Licensed Patent Rights, which comments and suggestions shall be considered by the other party.

8.	RECORD KEEPING

8.1	Licensee agrees to keep accurate and correct records of Licensed Products made, used, sold, or imported and Licensed Processes practiced under this Agreement appropriate to determine the amount of royalties due PHS. These records shall be retained for at least five (5) years following a given reporting period and shall be available during normal business hours for inspection, but not more than once during any twelve (12) month period (whether the audit is pursuant to this Paragraph 8.1 or Paragraph 8.2), at the expense of PHS, by an accountant or other designated auditor selected by PHS for the sole purpose of verifying reports and royalty payments hereunder. The accountant or auditor shall only disclose to PHS information relating to the accuracy of reports and royalty payments made under this Agreement. If an inspection shows an underreporting or underpayment in excess of [*] for any [*] period, then [*] at the time Licensee pays the unreported royalties, including any additional royalties as required by Paragraph 9.8. All royalty payments required under this Paragraph shall be due within sixty (60) days of the date PHS provides Licensee notice of the payment due.

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

8.2	Beginning after the First Commercial Sale, Licensee agrees, upon PHS’ written request, to have an audit of sales and royalties conducted by an independent auditor that is paid for by PHS if annual sales of the Licensed Products or Licensed Processes are over [*]; provided that PHS may only make such a request once every two years. The audit shall address, at a minimum, the amount of gross sales by or on behalf of Licensee during the audit period, terms of the license as to percentage or fixed royalty to be remitted to the Government, the amount of royalties owed to the Government under this Agreement, and whether the royalties owed have been paid to the Government and is reflected in the records of the Licensee. The audit shall also indicate the PHS license number, product, and the time period being audited. A report certified by the auditor shall be submitted promptly by the auditor directly to PHS on completion. [*].

9.	REPORTS ON PROGRESS, BENCHMARKS, SALES, AND PAYMENTS

9.1	Prior to signing this Agreement, Licensee has provided PHS with the Commercial Development Plan in Appendix E, under which Licensee intends to bring the subject matter of the Licensed Patent Rights to the point of Practical Application. This Commercial Development Plan is hereby incorporated by reference into this Agreement. Based on this plan, performance Benchmarks are determined as specified in Appendix D.

9.2	Licensee shall provide written annual reports on its product development progress or efforts to commercialize under the Commercial Development Plan for each of the Licensed Fields of Use within sixty (60) days after December 31 of each calendar year. These progress reports shall include, but not be limited to: progress on research and development, status of applications for regulatory approvals, manufacturing, sublicensing, marketing, importing, and sales during the preceding calendar year, as well as, plans for the present calendar year. PHS also encourages these reports to include information on any of Licensee’s public service activities that relate to the Licensed Patent Rights. If reported progress differs from that projected in the Commercial Development Plan and Benchmarks, Licensee shall explain the reasons for these differences. In the annual report, Licensee may propose amendments to the Commercial Development Plan, acceptance of which by PHS may not be denied unreasonably. Licensee agrees to provide any additional information reasonably required by PHS to evaluate Licensee’s performance under this Agreement. Licensee may amend the Benchmarks at any time upon written approval by PHS. PHS shall not unreasonably withhold approval of any request of Licensee to extend the time periods of this schedule if the request is supported by a reasonable showing by Licensee of diligence in its performance under the Commercial Development Plan and toward bringing the Licensed Products to the point of Practical Application as defined in 37 CFR §404.3(d). Licensee shall amend the Commercial Development Plan and Benchmarks at the request of PHS to address any Licensed Fields of Use not specifically addressed in the plan originally submitted.

9.3	Licensee shall report to PHS the dates for achieving Benchmarks specified in Appendix D and the First Commercial Sale in each country in the Licensed Territory within thirty (30) days of such occurrences.

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

9.4	After the First Commercial Sale, Licensee shall submit to PHS, within sixty (60) days after each calendar half-year ending June 30 and December 31, a royalty report, as described in the example in Appendix F, setting forth for the preceding half-year period the amount of the Licensed Products sold or Licensed Processes practiced by or on behalf of Licensee in each country within the Licensed Territory, the Net Sales, and the amount of royalty accordingly due. With each royalty report, Licensee shall submit payment of earned royalties due. If no earned royalties are due to PHS for any reporting period, the written report shall so state. The royalty report shall be certified as correct by an authorized officer of Licensee and shall include a detailed listing of all deductions made under Paragraph 2.11 to determine Net Sales made under Article 6 to determine royalties due.

9.5	Licensee agrees to forward semi-annually to PHS a copy of these reports received by Licensee from its sublicensees during the preceding half-year period as shall be pertinent to a royalty accounting to PHS by Licensee for activities under the sublicense.

9.6	Royalties due under Article 6 shall be paid in U.S. dollars and payment options are listed in Appendix G. For conversion of foreign currency to U.S. dollars, the conversion rate shall be the average of the New York foreign exchange buy and sell rates quoted in The Wall Street Journal on the day that the payment is due. Any loss of exchange, value, taxes, or other expenses incurred in the transfer or conversion to U.S. dollars shall be paid entirely by Licensee. The royalty report required by Paragraph 9.4 shall be mailed to PHS at its address for Agreement Notices indicated on the Signature Page.

9.7	Licensee shall be solely responsible for determining if any tax on royalty income is owed outside the United States and shall pay the tax and be responsible for all filings with appropriate agencies of foreign governments.

9.8	Additional royalties may be assessed by PHS on any payment that is more than [*] overdue at the rate of [*]. This [*] rate may be applied retroactively from the original due date until the date of receipt by PHS of the overdue payment and additional royalties The payment of any additional royalties shall not prevent PHS from exercising any other rights it may have as a consequence of the lateness of any payment.

9.9	All plans and reports required by this Article 9 marked as “confidential” by Licensee shall, to the extent permitted by law, be treated by PHS as commercial and financial information obtained from a person and as privileged and confidential, and any proposed disclosure of these records by the PHS under the Freedom of Information Act (FOIA), 5 U.S.C. §552 shall be subject to the predisclosure notification requirements of 45 CFR §5.65(d).

10.	PERFORMANCE

10.1	Licensee shall use its reasonable commercial efforts to bring the Licensed Products and Licensed Processes to Practical Application. “Reasonable commercial efforts” for the purposes of this provision shall include adherence to the Commercial Development Plan in Appendix E and performance of the Benchmarks in Appendix D. The efforts of a sublicensee shall be considered the efforts of Licensee.

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

10.2	Upon the First Commercial Sale, until the expiration or termination of this Agreement, Licensee shall use its reasonable commercial efforts to make Licensed Products and Licensed Processes reasonably accessible to the United States public.

10.3	Licensee agrees, after its First Commercial Sale, to make reasonable quantities of Licensed Products or materials produced through the use of Licensed Processes available on a compassionate use basis to patients, either through the patient’s physician(s) or the medical center treating the patient.

10.4	Licensee agrees, after its First Commercial Sale and as part of its marketing and product promotion, to develop educational materials (e.g., brochures, website, etc.) directed to patients and physicians detailing the Licensed Products or medical aspects of the prophylactic and therapeutic uses of the Licensed Products.

10.5	Licensee agrees to supply, to the Mailing Address for Agreement Notices indicated on the Signature Page, the Office of Technology Transfer, NIH with inert samples of the Licensed Products or Licensed Processes or their packaging for educational and display purposes only.

11.	INFRINGEMENT AND PATENT ENFORCEMENT

11.1	PHS and Licensee agree to notify each other promptly of each infringement or possible infringement of the Licensed Patent Rights, as well as, any facts which may affect the validity, scope, or enforceability of the Licensed Patent Rights of which either party becomes aware.

11.2	Pursuant to this Agreement and the provisions of Chapter 29 of Title 35, United States Code, Licensee may:

(a)	bring suit in its own name, at its own expense, and on its own behalf for infringement of presumably valid claims in the Licensed Patent Rights;

(b)	in any suit, enjoin infringement and collect for its use, damages, profits, and awards of whatever nature recoverable for the infringement; or

(c)	Upon written approval of PHS, settle any claim or suit for infringement of the Licensed Patent Rights; and

(d)	If Licensee desires to initiate a suit for patent infringement, Licensee shall notify PHS in writing. If PHS does not notify Licensee of its intent to pursue legal action within ninety (90) days, Licensee shall be free to initiate suit. PHS shall have a continuing right to intervene in the suit. Licensee shall take no action to compel the Government either to initiate or to join in any suit for patent infringement. Licensee may request the Government to initiate or join in any suit if necessary to avoid dismissal of the suit. Should the Government be made a party to any suit, Licensee shall reimburse the Government for any costs, expenses, or fees which the Government incurs as a result of the motion or other action, including all costs incurred by the Government in opposing the motion or other action. In all cases, Licensee agrees to keep PHS reasonably apprised of the status and progress of any litigation. Before Licensee commences an infringement action, Licensee shall notify PHS and give careful consideration to the views of PHS and to any potential effects of the litigation on the public health in deciding whether to bring suit.

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

11.3	In the event that a declaratory judgment action alleging invalidity or non-infringement of any of the Licensed Patent Rights shall be brought against Licensee or raised by way of counterclaim or affirmative defense in an infringement suit brought by Licensee under Paragraph 11.2, pursuant to this Agreement and the provisions of Chapter 29 of Title 35, United States Code or other statutes, Licensee may:

(a)	defend the suit in its own name, at its own expense, and on its own behalf for presumably valid claims in the Licensed Patent Rights;

(b)	in any suit, ultimately to enjoin infringement and to collect for its use, damages, profits, and awards of whatever nature recoverable for the infringement; and

(c)	Upon written approval of PHS, settle any claim or suit for declaratory judgment involving the Licensed Patent Rights and PHS shall have a continuing right to intervene in the suit; and

(d)	If PHS does not notify Licensee of its intent to respond to the legal action within a reasonable time, Licensee shall be free to do so. Licensee shall take no action to compel the Government either to initiate or to join in any declaratory judgment action. Licensee may request the Government to initiate or to join any suit if necessary to avoid dismissal of the suit. Should the Government be made a party to any suit by motion or any other action of Licensee, Licensee shall reimburse the Government for any costs, expenses, or fees, which the Government incurs as a result of the motion or other action. If Licensee elects not to defend against the declaratory judgment action, PHS, at its option, may do so at its own expense. In all cases, Licensee agrees to keep PHS reasonably apprised of the status and progress of any litigation. Before Licensee commences an infringement action, Licensee shall notify PHS and give careful consideration to the views of PHS and to any potential effects of the litigation on the public health in deciding whether to bring suit.

11.4	In any action by Licensee under Paragraphs 11.2 or 11.3 the expenses including costs, fees, attorney fees, and disbursements, shall be paid by Licensee. The value of any recovery, after deducting all expenses incurred in such action, made by Licensee through court judgment or settlement [*].

11.5	PHS shall cooperate fully with Licensee in connection with any action under Paragraphs 11.2 or 11.3. PHS agrees promptly to provide access to all necessary documents and to render reasonable assistance in response to a request by Licensee.

12.	NEGATION OF WARRANTIES AND INDEMNIFICATION

12.1	PHS offers no warranties other than those specified in Article 1.

12.2	PHS does not warrant the validity of the Licensed Patent Rights and makes no representations whatsoever with regard to the scope of the Licensed Patent Rights, or that the Licensed Patent Rights may be exploited without infringing other patents or other intellectual property rights of third parties.

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

12.3	PHS MAKES NO WARRANTIES, EXPRESS OR IMPLIED, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OF ANY SUBJECT MATTER DEFINED BY THE CLAIMS OF THE LICENSED PATENT RIGHTS OR TANGIBLE MATERIALS RELATED THERETO.

12.4	PHS does not represent that it shall commence legal actions against third parties infringing the Licensed Patent Rights.

12.5	Licensee shall indemnify and hold PHS, its employees, students, fellows, agents, and consultants harmless from and against all liability, demands, damages, expenses, and losses, including but not limited to death, personal injury, illness, or property damage in connection with or arising out of:

(a)	the use by or on behalf of Licensee, its sublicensees, directors, employees, or third parties of any Licensed Patent Rights; or

(b)	the design, manufacture, distribution, or use of any Licensed Products, Licensed Processes or materials by Licensee, or other products or processes developed in connection with or arising out of the Licensed Patent Rights.

12.6	Licensee agrees to maintain a liability insurance program consistent with sound business practice.

13.	TERM, TERMINATION, AND MODIFICATION OF RIGHTS

13.1	This Agreement is effective when signed by all parties, unless the provisions of Paragraph 14.16 are not fulfilled, and shall extend to the expiration of the last to expire of the Licensed Patent Rights unless sooner terminated as provided in this Article 13.

13.2	In the event that Licensee is in default in the performance of any material obligations under this Agreement, including but not limited to the obligations listed in Paragraph 13.5, and if the default has not been remedied within [*] after the date of notice in writing of the default, PHS may terminate this Agreement by written notice and pursue outstanding royalties owed through procedures provided by the Federal Debt Collection Act.

13.3	In the event that Licensee becomes insolvent, files a petition in bankruptcy, has such a petition filed against it, determines to file a petition in bankruptcy, or receives notice of a third party’s intention to file an involuntary petition in bankruptcy, Licensee shall immediately notify PHS in writing. Furthermore, PHS shall have the right to terminate this Agreement immediately upon Licensee’s receipt of written notice.

13.4	Licensee shall have a unilateral right to terminate this Agreement or any licenses in any country or territory by giving PHS [*] written notice to that effect.

13.5	PHS shall specifically have the right to terminate or modify, at its option, this Agreement pursuant to Paragraph 13.2, if PHS determines that the Licensee:

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(a)	is not executing the Commercial Development Plan submitted with its request for a license and the Licensee cannot otherwise demonstrate to PHS’ satisfaction that the Licensee has taken, or can be expected to take within a reasonable time, effective steps to achieve Practical Application of the Licensed Products or Licensed Processes;

(b)	has not achieved the Benchmarks as may be modified under Paragraph 9.2;

(c)	has willfully made a false statement of, or willfully omitted a material fact in the license application or in any report required by this Agreement;

(d)	has committed a material breach of a covenant or agreement contained in this Agreement;

(e)	is not keeping Licensed Products or Licensed Processes reasonably available to the public after commercial use commences;

(f)	cannot reasonably satisfy unmet health and safety needs; or

(g)	cannot reasonably justify a failure to comply with the domestic production requirement of Paragraph 5.2 unless waived.

13.6	In making the determination referenced in Paragraph 13.5, PHS shall take into account the normal course of such commercial development programs conducted with sound and reasonable business practices and judgment and the annual reports submitted by Licensee under Paragraph 9.2. Prior to invoking termination or modification of this Agreement under Paragraph 13.5, PHS shall give written notice to Licensee providing Licensee specific notice of, and a ninety (90) day opportunity to respond to, PHS’ concerns as to the items referenced in 13.5(a)-13.5(g). If Licensee fails to alleviate PHS’ concerns as to the items referenced in 13.5(a)-13.5(g) or fails to initiate corrective action to PHS’ satisfaction, PHS may terminate this Agreement.

13.7	When the public health and safety so require, and after written notice to Licensee providing Licensee a sixty (60) day opportunity to respond, PHS shall have the right to require Licensee to grant sublicenses to responsible applicants, on reasonable terms, in any Licensed Fields of Use under the Licensed Patent Rights, unless Licensee can reasonably demonstrate that the granting of the sublicense would not materially increase the availability to the public of the subject matter of the Licensed Patent Rights. PHS shall not require the granting of a sublicense unless the responsible applicant has first negotiated in good faith with Licensee.

13.8	PHS reserves the right according to 35 U.S.C. §209(d)(3) to terminate or modify this Agreement if it is determined that this action is necessary to meet the requirements for public use specified by federal regulations issued after the date of the license and these requirements are not reasonably satisfied by Licensee.

13.9	Within thirty (30) days of receipt of written notice of PHS’ unilateral decision to modify or terminate this Agreement, Licensee may, consistent with the provisions of 37 CFR §404.11, appeal the decision by written submission to the designated PHS official. The decision of the designated PHS official shall be the final agency decision. Licensee may thereafter exercise any and all administrative or judicial remedies that may be available.

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

13.10	Within ninety (90) days of expiration or termination of this Agreement under this Article 13, a final report shall be submitted by Licensee. Any royalty payments, including those incurred but not yet paid (such as the full minimum annual royalty), and those related to patent expense, due to PHS shall become immediately due and payable upon termination or expiration. If terminated under this Article 13, sublicensees may elect to convert their sublicenses to direct licenses with PHS pursuant to Paragraph 4.3. Unless otherwise specifically provided for under this Agreement, upon termination or expiration of this Agreement, Licensee shall return all Licensed Products or other materials included within the Licensed Patent Rights to PHS or provide PHS with certification of the destruction thereof. Licensee may not be granted additional PHS licenses if the final reporting requirement is not fulfilled.

14.	GENERAL PROVISIONS

14.1	Neither party may waive or release any of its rights or interests in this Agreement except in writing. The failure of the Government to assert a right hereunder or to insist upon compliance with any term or condition of this Agreement shall not constitute a waiver of that right by the Government or excuse a similar subsequent failure to perform any of these terms or conditions by Licensee.

14.2	This Agreement constitutes the entire agreement between the parties relating to the subject matter of the Licensed Patent Rights, Licensed Products and Licensed Processes, and all prior negotiations, representations, agreements, and understandings (except the Licensee CRADA No C-043-2008, NCI Ref. No. 02264) are merged into, extinguished by, and completely expressed by this Agreement.

14.3	The provisions of this Agreement are severable, and in the event that any provision of this Agreement shall be determined to be invalid or unenforceable under any controlling body of law, this determination shall not in any way affect the validity or enforceability of the remaining provisions of this Agreement.

14.4	If either party desires a modification to this Agreement, the parties shall, upon reasonable notice of the proposed modification by the party desiring the change, confer in good faith to determine the desirability of the modification. No modification shall be effective until a written amendment is signed by the signatories to this Agreement or their designees.

14.5	The construction, validity, performance, and effect of this Agreement shall be governed by Federal law as applied by the Federal courts in the District of Columbia.

14.6	All Agreement notices required or permitted by this Agreement shall be given by prepaid, first class, registered or certified mail or by an express/overnight delivery service provided by a commercial carrier, properly addressed to the other party at the address designated on the following Signature Page, or to another address as may be designated in writing by the other party. Agreement notices shall be considered timely if the notices are received on or before the established deadline date or sent on or before the deadline date as verifiable by U.S. Postal Service postmark or dated receipt from a commercial carrier. Parties should request a legibly dated U.S. Postal Service postmark or obtain a dated receipt from a commercial carrier or the U.S. Postal Service. Private metered postmarks shall not be acceptable as proof of timely mailing.

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

14.7	This Agreement shall not be assigned or otherwise transferred (including any transfer by legal process or by operation of law, and any transfer in bankruptcy or insolvency, or in any other compulsory procedure or order of court) except to Licensee’s Affiliate(s) without the prior written consent of PHS, such consent not to be unreasonably withheld. The parties agree that the identity of the parties is material to the formation of this Agreement and that the obligations under this Agreement are nondelegable without the prior written consent of PHS, such consent not to be unreasonably delayed or withheld. In such an event, Licensee shall provide written notice to PHS identifying the party to which Licensee desires to assign or otherwise transfer this Agreement. In the event that PHS does not provide a written objection to Licensee within ten (10) business days after receiving notice under the preceding sentence, PHS shall be deemed to have given its approval to the assignment or transfer arrangement described in the notice.

14.8	Licensee agrees in its use of any PHS-supplied materials to comply with all applicable statutes, regulations, and guidelines, including PHS and HHS regulations and guidelines. Licensee agrees not to use the materials for research involving human subjects or clinical trials in the United States without complying with 21 CFR Part 50 and 45 CFR Part 46. Licensee agrees not to use the materials for research involving human subjects or clinical trials outside of the United States without notifying PHS, in writing, of the research or trials and complying with the applicable regulations of the appropriate national control authorities. Written notification to PHS of research involving human subjects or clinical trials outside of the United States shall be given no later than sixty (60) days prior to commencement of the research or trials.

14.9	Licensee acknowledges that it is subject to and agrees to abide by the United States laws and regulations (including the Export Administration Act of 1979 and Arms Export Control Act) controlling the export of technical data, computer software, laboratory prototypes, biological material, and other commodities. The transfer of these items may require a license from the appropriate agency of the U.S. Government or written assurances by Licensee that it shall not export these items to certain foreign countries without prior approval of this agency. PHS neither represents that a license is or is not required or that, if required, it shall be issued.

14.10	Licensee agrees to mark the Licensed Products or their packaging sold in the United States with all applicable U.S. patent numbers and similarly to indicate “Patent Pending” status. All Licensed Products manufactured in, shipped to, or sold in other countries shall be marked in a manner to preserve PHS patent rights in those countries.

14.11	By entering into this Agreement, PHS does not directly or indirectly endorse any product or service provided, or to be provided, by Licensee whether directly or indirectly related to this Agreement. Licensee shall not state or imply that this Agreement is an endorsement by the Government, PHS, any other Government organizational unit, or any Government employee. Additionally, Licensee shall not use the names of NIH, FDA, PHS, or HHS or the Government or their employees in any advertising, promotional, or sales literature without the prior written approval of PHS.

14.12	The parties agree to attempt to settle amicably any controversy or claim arising under this Agreement or a breach of this Agreement, except for appeals of modifications or termination decisions provided for in Article 13. Licensee agrees first to appeal any unsettled claims or controversies to the designated PHS official, or designee, whose decision shall be considered the final agency decision. Thereafter, Licensee may exercise any administrative or judicial remedies that may be available.

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

14.13	Nothing relating to the grant of a license, nor the grant itself, shall be construed to confer upon any person any immunity from or defenses under the antitrust laws or from a charge of patent misuse, and the acquisition and use of rights pursuant to 37 CFR Part 404 shall not be immunized from the operation of state or Federal law by reason of the source of the grant.

14.14	Any formal recordation of this Agreement required by the laws of any Licensed Territory as a prerequisite to enforceability of the Agreement in the courts of any foreign jurisdiction or for other reasons will be carried out by Licensee at its expense, and appropriately verified proof of recordation will be promptly furnished to PHS.

14.15	Paragraphs 3.3, 4.3, 8.1, 9.5-9.7, 9.9, 12.1-12.5, 13.9, 13.10, 14.12 and 14.15 of this Agreement shall survive termination of this Agreement.

14.16	The terms and conditions of this Agreement shall, at PHS’ sole option, be considered by PHS to be withdrawn from Licensee’s consideration and the terms and conditions of this Agreement, and the Agreement itself to be null and void, unless this Agreement is executed by the Licensee and a fully executed original is received by PHS within sixty (60) days from the date of PHS signature found at the Signature Page.

SIGNATURES BEGIN ON NEXT PAGE

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PUS PATENT LICENSE AGREEMENT — EXCLUSIVE

SIGNATURE PAGE

For PHS:

/s/ Richard U. Rodriguez	3-8-12
Richard U. Rodriguez	Date

Director, Division of Technology Development and Transfer

Office of Technology Transfer

National Institutes of Health

Mailing Address for Agreement notices:

Chief, Monitoring & Enforcement Branch, DTDT

Office of Technology Transfer

National Institutes of Health

6011 Executive Boulevard, Suite 325

Rockville, Maryland 20852-3804 U.S.A.

For Licensee (Upon, information and belief, the undersigned expressly certifies or affirms that the contents of any statements of Licensee made or referred to in this document are truthful and accurate.):

By:

/s/ Timothy C. Rodell M.D,	12 March ‘12
Signature of Authorized Officer	Date

Timothy C. Rodell M.D,
Printed Name

President & Chief Executive Officer
Title

I.	Official and Mailing Address for Agreement notices:

Kirk Christoffersen
Name

Senior Director Corporate Development Title

Mailing Address:

1450 Infinite Dr.
Louisville CO 80027

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

USA

Email Address: kirkc@globeimmune.com
Phone: 1.303.625.2777
Fax: 1.303.625.2710

II.	Official and Mailing Address for Financial notices (Licensee’s contact person for royalty payments)

Jeff Dekker
Name

Vice President Finance Title

Mailing Address:

1450 Infinite Dr.
Louisville CO 80027
USA

Email Address: jeff.dekker@globeimmune.com
Phone: 1.303.625.2744
Fax: 1.303.625.2710

Any false or misleading statements made, presented, or submitted to the Government, including any relevant omissions, under this Agreement and during the course of negotiation of this Agreement are subject to all applicable civil and criminal statutes including Federal statutes 31 U.S.C. §§3801-3812 (civil liability) and 18 U.S.C. §1001 (criminal liability including fine(s) or imprisonment).

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

APPENDIX A — PATENT(S) OR PATENT APPLICATION(S)

Patent(s) or Patent Application(s):

[*]

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

APPENDIX B — LICENSED FIELDS OF USE AND TERRITORY

I.	Licensed Fields of Use:

[*]

II.	Licensed Territory:

(a)	Worldwide

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APPENDIX C — ROYALTIES

Royalties:

I.	Licensee agrees to pay to PHS [*] royalty in the amount of [*]

II.	Licensee agrees to pay to PHS [*] royalty in the amount of [*]

III.	Licensee agrees to pay PHS earned royalties of [*].

IV.	Licensee agrees to pay PHS [*]

V.	Licensee agrees to pay PHS [*] royalties of [*]

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

APPENDIX D — BENCHMARKS AND PERFORMANCE

Licensee agrees to the following Benchmarks for its performance under this Agreement and from the effective date of this Agreement and, within [*] of achieving a Benchmark, shall notify PHS that the Benchmark has been achieved.

	Duration	Cumulative
[*]

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

APPENDIX E — COMMERCIAL DEVELOPMENT PLAN

Commercial Development and Marketing Plan

Based on the outcome of pre-clinical studies and human clinical trials and the subsequent approval by the appropriate regulatory agencies, marketing and sales strategies in the designated countries will be finalized. The Licensed Product will be marketed in the Licensed Territory by Licensee or through one or several pharmaceutical companies with established regional marketing capabilities. An outline of the development plan is provided below.

•	Under CRADA 02264, Licensee and the NIH will jointly explore combination preclinical studies with various other immunotherapy platform technologies.

•	[*]

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

APPENDIX F — EXAMPLE ROYALTY REPORT

Required royalty report information includes:

•	OTT license reference number (L-XXX-200X/0)

•	Reporting period

•	Catalog number and units sold of each Licensed Product (domestic and foreign)

•	Gross Sales per catalog number per country

•	Total Gross Sales

•	Itemized deductions from Gross Sales

•	Total Net Sales

•	Earned Royalty Rate and associated calculations

•	Gross Earned Royalty

•	Adjustments for Minimum Annual Royalty (MAR) and other creditable payments made

•	Net Earned Royalty due

Example

Catalog Number	Product Name	Country	Units Sold	Gross Sales (US$)
1	A	US	250	62,500
1	A	UK	32	16,500
1	A	France	25	15,625
2	B	US	0	0
3	C	US	57	57,125
4	D	US	12	1,500

Total Gross Sales	153,250
Less Deductions:
Freight	3,000
Returns	7,000
Total Net Sales	143,250

Royalty Rate	8%
Royalty Due	11,460
Less Creditable Payments	10,000
Net Royalty Due	1,460

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

APPENDIX G — ROYALTY PAYMENT OPTIONS

The OTT License Number MUST appear on payments, reports and correspondence.

Automated Clearing House (ACH) for payments through U.S. banks only

The NIH encourages our licensees to submit electronic funds transfer payments through the Automated Clearing House (ACH). Submit your ACH payment through the U.S. Treasury web site located at: https://www.pay.gov. Locate the “NIH Agency Form” through the Pay.gov “Agency List”.

Electronic Funds Wire Transfers

The following account information is provided for wire payments. In order to process payment via Electronic Funds Wire Transfer sender MUST supply the following information within the transmission:

[*]

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[*] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Checks

All checks should be made payable to “NIH Patent Licensing”

Checks drawn on a U.S. bank account and sent by US Postal Service should be sent directly to the following address:

National Institutes of Health (NIH)

P.O. Box 979071

St. Louis, MO 63197-9000

Checks drawn on a U.S. bank account and sent by overnight or courier should be sent to the following address:

US Bank

Government Lockbox SL-MO-C2GL

1005 Convention Plaza

St. Louis, MO 63101

Phone: 314-418-4087

Checks drawn on a foreign bank account should be sent directly to the following address:

National Institutes of Health (NIH)

Office of Technology Transfer

Royalties Administration Unit

6011 Executive Boulevard

Suite 325, MSC 7660

Rockville, Maryland 20852

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Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

GlobeImmune, Inc.:

We consent to the use of our report dated May 23, 2012 with respect to the balance sheets of GlobeImmune, Inc. as of December 31, 2010 and 2011, and the related statements of operations and comprehensive loss, redeemable, convertible preferred stock and stockholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2011, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Boulder, Colorado

May 23, 2012